Form 10-K, Exhibit 13
period 1994-09-30
HELMERICH & PAYNE INC
filed 1994-12-22
CIK 46765

                                                                 EXHIBIT 13


                 HELMERICH & PAYNE, INC. ANNUAL REPORT FOR 1994



         HIGHLIGHTS

             Years Ended September 30,                       1994                        1993
             -------------------------                   ---------------              --------------
       Revenues                                           $  329,001,000              $  315,097,000
       Net Income                                         $   24,971,000              $   24,550,000
       Earnings Per Share                                      $    1.02                    $   1.01
       Dividends Paid Per Share                                $    .485                    $    .48
       Capital Expenditures                               $  105,883,000              $   54,209,000
       Total Assets                                       $  624,827,000              $  610,935,000

HELMERICH & PAYNE, INC. IS A DIVERSIFIED, ENERGY-ORIENTED COMPANY ENGAGED IN CONTRACT DRILLING, OIL AND GAS EXPLORATION AND PRODUCTION, CHEMICALS MANUFACTURING, AND REAL ESTATE DEVELOPMENT AND MANAGEMENT. THE COMPANY ALSO HOLDS SUBSTANTIAL EQUITY INVESTMENTS IN SEVERAL OTHER PUBLICLY OWNED CORPORATIONS.

PRESIDENT'S LETTER

To the Co-owners of Helmerich & Payne, Inc.

As never before in my lifetime, the American people sent shock waves through the halls of Congress. Now the new Republican-controlled House and Senate have a chance not only to reduce spending and allow workers to keep more of their earnings, but to address a more imposing challenge. By a margin of nearly two-to-one, voters said the problems facing this country were not primarily economic in nature, but were rooted in a dramatic social and moral decline. In part, Washington, D.C. was held accountable for the role it has played in contributing to this decline. George Will observed that the voters simply said "Something is amiss when a government that does not adequately deliver the mail delivers condoms to children."

Years of irresponsibility have recklessly damaged the reputation of Congress, leaving only nineteen percent of the people confident that their elected representatives will do the right thing. The first order of business for this Congress will be to earn back the trust of ordinary Americans.

Whether the relationship is between representative government and the voters, between a business enterprise and its customers, or within our own families, the importance of trustworthiness and a good name is paramount to success. While a renewed commitment to these old-fashioned values would well serve the 104th Congress, it is also timely for us to reflect upon these values since 1995 marks the 75th anniversary of Helmerich & Payne, Inc.

My grandfather landed in the oil business by accident. After spending World War I as a young officer and instructor pilot, he left the service to manage an aerial circus until his small fleet of bi-planes were all but lost in a West Texas thunderstorm. What little survived, he traded for three cable-tool rigs in South Bend, Texas, where he and his partner would drill a discovery well in 1920.

Growing up, I loved hearing stories of the rough and tumble oil patch where the Company's history paralleled the early success of the industry in Oklahoma's Osage, Tonkawa, and Oklahoma City fields; down into East Texas; and over to the first efforts of New Mexico's Four Corners.

Deals were done over a handshake and a man's personal integrity was inseparable from the business enterprise itself. Even as the Company grew and prospered, keeping your word, working hard, doing the right thing, and caring about your people and the customer never went out of fashion. I have heard Dad say a thousand times that a good name is built over a lifetime, but lost in an instant.

Today on drilling rigs all over the world, in operating and marketing hundreds of oil and gas wells in the United States, and in supporting chemical and real estate operations, there is a deep appreciation and sense of responsibility that is shared by all of us who carry a trusted name and a hard-earned reputation into our daily operations.

Our pledge is to approach the next seventy-five years with these time-tested values etched clearly in our minds, remaining forever indebted to the thousands of loyal Helmerich & Payne, Inc. co-workers that have gone before us and kept the faith.

                                                               Sincerely,


                                                               Hans Helmerich
December 15, 1994                                              President

DRILLING HELMERICH & PAYNE INTERNATIONAL DRILLING CO.

SUMMARY   At the close of 1994, Helmerich & Payne International Drilling Co.
owned 65 land rigs and 11 offshore platform rigs which had an average utilization of 77 percent, compared with 69 percent the previous year. Higher domestic activity is credited for revenue and pre-tax income gains of 23 and 33 percent, respectively, in 1994. Pre-tax cash flow rose by 14 percent to $48.4 million, compared with $42.4 million in 1993.

DOMESTIC OPERATIONS   Domestic land rig utilization averaged 66 percent for the
year, compared with 48 percent in 1993. An average of 19 domestic land rigs were fully utilized during 1994, compared with 15 land rigs in 1993. In the third quarter, the Company acquired substantially all of the equipment and property of Energy Service Co.'s domestic land drilling operation based in Alice, Texas. The purchase included 12 land rigs which helped increase the Company's domestic land fleet to 36 rigs by year-end.

Offshore operations consist of eight platform rigs in the Gulf of Mexico, and three platform rigs plus two management contracts for Exxon-owned platform rigs offshore California. Utilization averaged 79 percent this year for the Company's 11 platform rigs, compared with 70 percent for nine rigs in 1993. A full year of activity for two additional rigs in the Gulf of Mexico and the Exxon management contracts contributed significantly to the improved financial performance in 1994.

INTERNATIONAL OPERATIONS   At year-end, the Company owned 29 land rigs in the
countries of Venezuela (15), Colombia (8), Ecuador (4), Trinidad (1), and Yemen
(1). Utilization averaged 88 percent in 1994, compared with 68 percent in 1993. Although revenue increased nine percent to $98.1 million, pre-tax earnings declined by four percent due to higher operating costs in Colombia and foreign exchange losses suffered in Venezuela.

In 1994, the Company moved one rig to Colombia which joined the work on BP Exploration's Cusiana/Cupiagua development, one rig was added in Ecuador for Maxus, and two rigs were sent to Venezuela for Corpoven. For 1995, the Company received letters of intent for three-year contracts on three additional land rigs from BP Exploration in Colombia and one-year term contracts for three land rigs from Corpoven in Venezuela. The Company will utilize three existing domestic rigs as well as other equipment purchases for these projects.

The Company recently began work on a joint venture with Atwood Oceanics, Inc., a 24 percent owned affiliate, to build a new generation offshore platform rig incorporating the latest technology in instrumentation and remote control mechanization of drilling equipment. The Company will manage the design, construction, testing, and mobilization phases of the project. Rig operations are scheduled to begin in 1996, and will be managed by Atwood Oceanics, Inc., which has operated in Australia for a number of years.

The Company is well positioned to perform in a depressed and competitive environment. Whether the work is of a conventional nature or entails complex design and logistics, the Company will continue to focus on delivering value to our customers.

EXPLORATION & PRODUCTION HELMERICH & PAYNE, INC.

SUMMARY   Helmerich & Payne, Inc. engages in the exploration, production, and acquisition of oil and natural gas reserves primarily in the states of Oklahoma, Kansas, Texas, and Louisiana. At the close of 1994, the Company had proved oil and natural gas reserves of 6.7 million barrels and 290.7 billion cubic feet (Bcf), respectively. This compares with reserves of 6.9 million barrels of oil and 289.4 Bcf of natural gas in 1993.

PRODUCTION OVERVIEW   In response to lower prices, the Company reduced its
natural gas production to an average annual rate of 72,953 thousand cubic feet
(Mcf) per day, from 78,023 Mcf per day in 1993. The average price received for natural gas fell to $1.72 per Mcf compared with $1.84 the prior year. Oil production increased slightly this year to 2,431 barrels per day from 2,399 barrels per day in 1993. However, the average price received for oil declined by over 15 percent to $14.83 per barrel in 1994. Lower commodity prices and natural gas production, coupled with higher exploration expenses, contributed to a significant decline in revenue and pre-tax income this year.

ACQUISITIONS   The Company invested $23.1 million in 1994 to purchase producing properties which had estimated reserves of 19.9 Bcf of natural gas and 159,580 barrels of oil. Tight sands tax credits, high BTU content natural gas, and several development opportunities are also associated with these properties.

DRILLING AND EXPLORATION   Of the 44 (15 net) wells which the Company
participated in during the year, 37 (12.6 net) were classified as development and seven (2.4 net) wells were classified as exploratory risks. Ten (4.7 net) wells were completed as oil wells, 29 (8.7 net) wells were completed as natural gas wells, and five (1.7 net) wells were dry holes. Exploration budget reductions by major oil companies in the lower 48 states have opened a number of attractive exploration opportunities in regions where technological advances like 3-D seismic have not been fully utilized. This is particularly true for some coastal regions in Louisiana where the Company has five new prospects. The Company added a total of six wildcat prospects in 1994 and participated in seven separate 3-D seismic programs. The actual drilling on many of these prospects will not begin until 1995.

A dual-leg horizontal well was completed during the year in the Company's Austin Chalk prospect in central Louisiana and it is apparent that the well is marginal. The Company is limiting its efforts to the western portion of this prospect where Occidental Petroleum Corporation has drilled a well which has produced significant hydrocarbons in the early stages. The Company intends to participate in an offset well in 1995 if the economic viability of Occidental's discovery well becomes more certain.

The strategy going forward remains focused on domestic onshore acquisition, development, and exploration opportunities, particularly in areas where the Company can employ new drilling and seismic technologies.

REAL ESTATE HELMERICH & PAYNE PROPERTIES, INC.

SUMMARY   Helmerich & Payne Properties, Inc. is engaged in the leasing, acquisition, and development of commercial real estate exclusively in the metropolitan area of Tulsa, Oklahoma. At the close of 1994, the Company's property holdings consisted of approximately 1,652,311 leasable square feet which had an occupancy of 85 percent.

  FINANCIAL HIGHLIGHTS

                   Years Ended September 30,                           1994           1993             1992
                   -------------------------                         -------         -------          -------
                                                                                 (in thousands)
     Gross Revenues   . . . . . . . . . . . . . . . . . . .          $ 7,803         $ 7,630          $ 7,550
     Pre-Tax Income   . . . . . . . . . . . . . . . . . . .            4,460           4,149            4,263
     Depreciation Expense   . . . . . . . . . . . . . . . .            1,624           1,679            1,685
     Capital Expenditures   . . . . . . . . . . . . . . . .              916             458              697
     Year-End Book Value  . . . . . . . . . . . . . . . . .           26,065          27,006           28,224
     Average Occupancy  . . . . . . . . . . . . . . . . . .              83%             86%              87%

UTICA SQUARE SHOPPING CENTER   Consisting of 15 separate buildings including an
eight-story medical complex, Utica Square Shopping Center covers 30 landscaped acres located approximately five minutes from downtown Tulsa. Nearly 70 distinguished shops and restaurants make up Utica Square's tenant roster, including Ann Taylor, The Gap, Laura Ashley, Miss Jackson's, The Olive Garden, Saks Fifth Avenue, and Williams-Sonoma.

A unique outdoor design allows Utica Square to host a number of seasonal events each year, some of which have become traditions in the Tulsa area. These attributes help make Utica Square a distinctive shopping environment and the cornerstone of the Company's real estate portfolio.

INDUSTRIAL PROPERTIES   The Company's industrial properties and undeveloped
land holdings are located in the southeastern part of Tulsa close to major transportation arteries and key growth areas. Two of the properties are classified as bulk warehouse developments and the remaining four are combination office/warehouse properties. Sluggish economic growth and an oversupply of industrial space continues to hamper the occupancy and the rate structure in this market segment. Occupancy for these properties slipped to an average of 76 percent in 1994 from 80 percent the prior year.

The quality and location of the properties and land holdings place the Company in a unique position to benefit from growth in the Tulsa economy.

 SUMMARY OF PROPERTY OWNED

              Property Name                                 Description                       Square Feet
              -------------                                 -----------                       -----------
     Utica Square Shopping Center                      Upscale Retail                            405,709
     Utica Square Offices and Medical Center           Professional Offices                       94,969
     Plaza Office Building                             Corporate Offices                          86,899
     Space Center                                      Industrial Warehouses                     495,000
     Space Center East                                 Industrial Warehouses                     202,500
     Tandem Business Park                              Office/Warehouse Complex                   88,084
     Tulsa Business Park                               Office/Warehouse Complex                  204,600
     Maxim Center                                      Office/Warehouse Complex                   40,800
     Maxim Place                                       Office/Warehouse Complex                   33,750
     Southpark                                         Undeveloped 257 Acres                          --
                                                                                               ---------
                                                       Total Square Feet                       1,652,311
                                                                                               =========

CHEMICALS NATURAL GAS ODORIZING, INC.

SUMMARY   Natural Gas Odorizing, Inc. (NGO), a wholly-owned subsidiary of
Helmerich & Payne, Inc., is a leading producer and marketer of mercaptan-based products used primarily as warning odorants in natural and liquified petroleum gas (LPG). The Company also produces similarly composed products used as feedstocks and sulfiding agents in other segments of the chemical industry.

The Company's Baytown, Texas, facility obtains its primary raw materials, hydrogen sulfide and olefins, from a neighboring refinery. Raw materials are reacted and fractionated, and then blended with other ingredients to yield the final products. NGO's primary customers are LPG distributors and natural gas utility companies. Depending on the customer's needs, products are delivered in Company-operated tank trucks or shipped in non-returnable containers or reusable cylinders. Approximately eight percent of the Company's sales were made outside of North America in 1994, compared with 11 percent in 1993.

Price increases on LPG odorants helped the Company achieve record financial results for the second consecutive year in 1994. Although revenue and pre-tax income increased over 1993 levels by 31 and 64 percent, respectively, LPG odorant prices are expected to stabilize in the coming year.

  FINANCIAL HIGHLIGHTS

                        Years Ended September 30,                      1994             1993          1992
                        -------------------------                     --------        --------      --------
                                                                                   (in thousands)
     Gross Revenues   . . . . . . . . . . . . . . . . . . . . .       $ 18,849        $ 14,374       $ 13,461
     Pre-Tax Income   . . . . . . . . . . . . . . . . . . . . .          5,994           3,665          2,831
     Depreciation Expense   . . . . . . . . . . . . . . . . . .            654             594            560
     Capital Expenditures   . . . . . . . . . . . . . . . . . .            619             630            158
     Pounds of Product Sold   . . . . . . . . . . . . . . . . .          8,071           7,930          8,452

REVENUES AND INCOME BY BUSINESS SEGMENTS
HELMERICH & PAYNE, INC.


                                         Years Ended September 30,        1994         1993          1992
                                         ------------------------     ---------      --------      ---------
                                                                                (in thousands)
SALES AND OTHER REVENUES:
     Contract Drilling - Domestic . . . . . . . . . . . . . . .       $  86,521      $ 60,328       $ 41,171
     Contract Drilling - International  . . . . . . . . . . . .          98,111        89,618         72,250
                                                                      ---------      --------       --------
       Total Contract Drilling Division   . . . . . . . . . . .         184,632       149,946        113,421
                                                                      ---------      --------       --------
     Exploration and Production . . . . . . . . . . . . . . . .          58,884        69,795         54,525
     Natural Gas Marketing  . . . . . . . . . . . . . . . . . .          51,889        63,858         40,535
                                                                      ---------      --------       --------
       Total Oil and Gas Division   . . . . . . . . . . . . . .         110,773       133,653         95,060
                                                                      ---------      --------       --------
     Chemical Division  . . . . . . . . . . . . . . . . . . . .          18,849        14,374         13,461
     Real Estate Division . . . . . . . . . . . . . . . . . . .           7,803         7,630          7,550
     Investments and Other Income . . . . . . . . . . . . . . .           6,944         9,494         10,208
                                                                      ---------      --------       --------
Total Revenues  . . . . . . . . . . . . . . . . . . . . . . . .        $329,001      $315,097       $239,700
                                                                      ---------      --------       --------
                                                                      ---------      --------       --------
OPERATING PROFIT:
     Contract Drilling - Domestic . . . . . . . . . . . . . . .      $    5,874      $    122     $   (5,358)
     Contract Drilling - International  . . . . . . . . . . . .          14,645        15,281         10,929
                                                                      ---------      --------       --------
       Total Contract Drilling Division   . . . . . . . . . . .          20,519        15,403          5,571
                                                                      ---------      --------       --------
     Exploration and Production . . . . . . . . . . . . . . . .           3,245        19,495          9,764
     Natural Gas Marketing  . . . . . . . . . . . . . . . . . .           1,525           667          1,864
                                                                      ---------      --------       --------
       Total Oil and Gas Division   . . . . . . . . . . . . . .           4,770        20,162         11,628
                                                                      ---------      --------       --------
     Chemical Division  . . . . . . . . . . . . . . . . . . . .           5,994         3,665          2,831
     Real Estate Division . . . . . . . . . . . . . . . . . . .           4,460         4,149          4,263
                                                                      ---------      --------       --------
       Total Operating Profit   . . . . . . . . . . . . . . . .          35,743        43,379        24,293
                                                                      ---------      --------       --------
OTHER:
     Miscellaneous operating  . . . . . . . . . . . . . . . . .          (1,292)         (687)          (711)
     Income from investments  . . . . . . . . . . . . . . . . .           6,303         9,050          9,202
     General corporate expense  . . . . . . . . . . . . . . . .          (8,908)       (6,820)        (6,801)
     Interest expense . . . . . . . . . . . . . . . . . . . . .            (385)         (925)          (632)
     Corporate depreciation . . . . . . . . . . . . . . . . . .          (1,162)         (766)          (725)
                                                                      ---------      --------       --------
       Total Other  . . . . . . . . . . . . . . . . . . . . . .          (5,444)         (148)           333
                                                                      ---------      --------       --------
INCOME BEFORE INCOME TAXES, EQUITY IN INCOME
     (LOSS) OF AFFILIATE, AND CUMULATIVE EFFECT OF
     CHANGE IN ACCOUNTING PRINCIPLE:  . . . . . . . . . . . . .       $  30,299      $ 43,231       $ 24,626
                                                                      ---------      --------       --------
                                                                      ---------      --------       --------



Note: This schedule is an integral part of Note 10 (page 27) of the financial statements that follow.

MANAGEMENT'S DISCUSSION & ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION
HELMERICH & PAYNE, INC.

RESULTS OF OPERATIONS

Helmerich & Payne, Inc.'s net income for 1994 was $24,971,000 ($1.02 per share), compared with net income of $24,550,000 ($1.01 per share) in 1993, and $10,849,000 ($0.45 per share) in 1992. Net income in 1994 included a $4 million ($0.16 per share) one-time reduction in the Company's deferred income taxes from the cumulative effect of adopting Statement of Financial Accounting Standards No. 109. Included in the Company's net income, but not related to its operations, was net income from the sale of investment securities which was nominal in 1994, but totaled $1,780,000 ($0.07 per share) in 1993, and $1,193,000 ($0.05 per share) in 1992. Also included was the Company's portion of income or losses of its equity affiliate, Atwood Oceanics, Inc., ("Atwood") which were $0.04 per share of income in 1994, and per share losses of $0.02 in 1993, and $0.19 in 1992.

Company revenues increased to $329,001,000 in 1994, from $315,097,000 in 1993, and $239,700,000 in 1992. The 31 percent increase in total revenues from 1992 to 1993 resulted from increased revenues in every operating segment of the Company. The greatest revenue increases during 1993 were from domestic drilling (47 percent), international drilling (24 percent), exploration and production (28 percent) and natural gas marketing (58 percent). Total revenue increased by 4 percent from 1993 to 1994, primarily as a result of increases in domestic drilling (43 percent), international drilling (9 percent), and chemical (31 percent) segments.

Revenues from exploration and production (16 percent decrease) and natural gas marketing (19 percent decrease) fell appreciably in 1994 as oil and natural gas prices and natural gas production volume declined.

Income from investments declined to $6,303,000 in 1994, from $9,050,000 in 1993, and $9,202,000 in 1992. From 1993 to 1994, dividend and interest income was stable, but income from the sale of investment securities dropped from $2,914,000 to $124,000 during that time. Interest and dividend income in 1994 was helped by higher market interest rates, even though cash balances during the year were lower than the previous two years. From 1992 to 1993, dividend and interest income declined by $1,143,000 while income from investment securities rose by $991,000.

Costs and expenses in 1994 were $298,702,000, 93 percent of total operating revenues, compared with 89 percent in 1993 and 93 percent in 1992. Operating costs as a percentage of operating revenues rose slightly to 66 percent in 1994, compared with 64 percent in 1993 and 63 percent in 1992. The increase from 1992 to 1993 was mainly due to Natural Gas Marketing revenues rising by $23,323,000, while cost percentages for that division remained very high. Other divisions' operating cost percentages remained stable or improved. The operating cost percentages rose slightly in 1994 because of greater activity in the lower margin domestic land drilling business and an increase in operating expenses in the international contract drilling business.

General and administrative expenses increased to $8,908,000 in 1994, from $6,820,000 in 1993. There was little change from 1992 to 1993. The increase in 1994 was due primarily to increased costs of employee healthcare benefits and, to a lesser degree, a net increase in pension expense.

Income tax expense, as a percentage of pre-tax income, fell to 34 percent in 1994, from 42 percent in 1993, and 37 percent in 1992. The increase from 1992 to 1993 was the result of an increase in the corporate tax rate from 34 percent to 35 percent, a higher percentage of international income which is taxed at higher rates, and a decline in the deduction related to dividends received from domestic corporations. The effective tax rate for 1994 was substantially lower because of the usage of foreign tax credit carryforwards, tight sands tax credits, and a reduction in Venezuelan taxes as a result of monetary correction tax laws enacted there.

CONTRACT DRILLING DIVISION revenues increased by 23 percent from 1993 to 1994, and by 32 percent from 1992 to 1993. Domestic drilling pre-tax income increased to $5,874,000 in 1994, from a $5,358,000 pre-tax loss in 1992. During that period of time the U.S. offshore platform rig business has shown substantial improvement. The Company's performance in its domestic land rig operations has also improved. It is anticipated that domestic operations will continue to improve as rig demand remains firm in both the offshore platform and the land rig markets.

International revenues climbed to $98,111,000 in 1994, from $89,618,000 in 1993, and $72,250,000 in 1992. Pre-tax income for the international contract drilling sector declined slightly to $14,645,000 in 1994, after increasing to $15,281,000 in 1993, from $10,929,000 in 1992. This year's decline was due to increased operating expenses in the Company's Colombian operations, and a significant foreign currency loss recorded in Venezuela. The Company anticipates its pre-tax income from international operations will improve for the coming year based on higher activity levels in both Colombia and Venezuela. After the close of the year, the Company announced it was awarded letters of intent for three additional deep land rigs to work in Colombia on three-year term contracts and an additional three rigs for one-year term contracts in Venezuela. With these additions, rig counts in Colombia and Venezuela will increase to 11 and 18, respectively.

OIL AND GAS DIVISION revenue and operating income declined significantly in 1994, after increasing substantially from 1992 to 1993. Exploration and production revenues increased 28 percent to $69,795,000 in 1993, from $54,525,000 in 1992, and pre-tax income increased to $19,495,000 from $9,764,000. The variation mirrored natural gas prices and production volumes for the respective years. From 1992 to 1993, natural gas prices increased from $1.39 per Mcf to $1.84 per Mcf, while production increased from 75.5 million cubic feet per day (MMcf/d) to 78.0 MMcf/d. From 1993 to 1994, natural gas prices fell to $1.72 per Mcf and production volumes declined to approximately
73.0 MMcf/d. Crude oil production increased 4 percent from 1992 to 1994, while the average price per barrel fell from $19.16 in 1992, to $17.58 in 1993, and to $14.83 in 1994.

Consequently, exploration and production revenues decreased to $58,884,000 for 1994. Pre-tax income for 1994, which fell to $3,245,000, was also affected by higher geophysical expenses and an increase in leasehold abandonments, resulting primarily from a reduction in the carrying value of the Company's leasehold position in its Austin Chalk prospect in south central Louisiana. It is anticipated that higher geophysical charges will continue for the coming year. Additionally, the Company intends to drill a higher percentage of exploratory wells during 1995 and could incur higher dry hole charges.

Natural gas marketing revenues, which are primarily derived from selling natural gas produced by other companies (third party), declined to $51,889,000 in 1994, from $63,858,000 in 1993. Revenues were $40,535,000 in 1992. Pre-tax income was $1,525,000 in 1994, $667,000 for 1993, and $1,864,000 for 1992.
During 1993, the natural gas marketing industry consolidated, causing dramatic downward pressure on income derived from third party natural gas sales. Industry conditions improved slightly in 1994. The Company's approach has been to use the existing capacity of its personnel and facilities to derive additional profit from matching its customers with third party producers when the marketing situation is not conducive for the sale of the Company's own natural gas. It is expected that competition will continue to limit fees and premiums for third party natural gas sales. Therefore, the Company does not anticipate significant growth in income from third party sales in the coming year.

CHEMICAL DIVISION revenues increased by 31 percent from 1993 to 1994, and by 7 percent from 1992 to 1993. Pre-tax income increased by 64 percent from 1993 to 1994, and by 29 percent from 1992 to 1993. Product price increases and improved margins account for the significant rise in revenues and income over the two years. It is anticipated that revenues and income will continue to improve during the coming year, but not as rapidly as this past year.

REAL ESTATE DIVISION revenues and income for 1994 were up slightly due to the sale of a small parcel of land which resulted in a $450,000 gain. Revenues and income from operations were flat for the years 1993 and 1992. Occupancy and rental rates have been stable to soft over the past two years with no major changes expected for 1995.

FINANCIAL CONDITION

The Company has maintained a very strong balance sheet for many years. Current ratios for the last three years have exceeded 2.5, while long-term debt as a percentage of total capitalization has remained below 2 percent. During the first quarter of 1994, the Company paid off all of its remaining long-term debt. The only long-term liabilities that remain on the balance sheet are associated with workers compensation and general liability accruals, deferred income taxes, and other miscellaneous long-term payables and deferred items.

Net cash provided by operating activities was $79,909,000 in 1994, $74,619,000 in 1993, and $63,331,000 in 1992. Capital expenditures were $102,883,000 in
1994, $54,209,000 in 1993, and $82,498,000 in 1992. It is anticipated that capital expenditures in 1995 will exceed those of 1994. The Company has funded capital expenditures in excess of its cash flow internally over the past several years. However, the Company anticipates that it will either sell a portion of its investment portfolio or incur debt in order to fund planned capital expenditures for 1995. Capital expenditures budgeted for 1995 include expanded exploration activities, rig purchases and construction for Colombian and Venezuelan operations, as well as the Company's investment in a joint venture with its equity affiliate, Atwood. The joint venture will construct a new generation offshore platform rig for work offshore Australia.

The Company manages a large portfolio of marketable securities which had a book value of $87,414,000 at September 30, 1994, and a total market value at that time of $145,012,000, including its investment in Atwood. During 1994, the Company paid a dividend of $.485 per share which represented its 23rd consecutive year of dividend increases.

Stock Portfolio Held by the Company

                                                      Number of
                September 30, 1994                      Shares    Book Value    Market Value
                ------------------                    ---------   ----------    ------------
                                                              (in thousands,except
                                                                 share amounts)
Schlumberger, Ltd.  . . . . . . . . . . . . . . .       740,000     $ 23,511       $ 40,238
Atwood Oceanics, Inc. . . . . . . . . . . . . . .     1,600,000       20,743         22,800
Sun Company, Inc. . . . . . . . . . . . . . . . .       907,164       10,637         26,081
Phillips Petroleum Company  . . . . . . . . . . .       300,000        7,470         10,275
Liberty Bancorp.  . . . . . . . . . . . . . . . .       500,000        7,270         16,750
Oryx Energy Company . . . . . . . . . . . . . . .       675,000        6,433          9,366
Oneok . . . . . . . . . . . . . . . . . . . . . .       225,000        2,751          3,796
Other . . . . . . . . . . . . . . . . . . . . . .                      8,599         15,706
                                                                    --------       --------
 Total  . . . . . . . . . . . . . . . . . . . . .                   $ 87,414       $145,012
                                                                    ========       ========

CONSOLIDATED STATEMENTS OF INCOME
HELMERICH & PAYNE, INC.

              Years Ended September 30,                   1994      1993      1992
              -------------------------                 -------    ------   --------
                                                           (in thousands, except
                                                             per share amounts)
REVENUES:
       Sales and other operating revenues   . . . . .   $322,698   $306,047   $230,498
       Income from investments  . . . . . . . . . . .      6,303      9,050      9,202
                                                        --------   --------   --------
                                                         329,001    315,097    239,700
                                                        --------   --------   --------
COSTS AND EXPENSES:
       Operating costs  . . . . . . . . . . . . . . .    213,427    194,856    145,778
       Depreciation, depletion and amortization   . .     50,068     48,609     47,738
       Dry holes and abandonments   . . . . . . . . .     10,369      6,893      3,214
       Taxes, other than income taxes   . . . . . . .     15,545     13,763     10,911
       General and administrative   . . . . . . . . .      8,908      6,820      6,801
       Interest   . . . . . . . . . . . . . . . . . .        385        925        632
                                                        --------   --------   --------
                                                         298,702    271,866    215,074
                                                        --------   --------   --------
INCOME BEFORE INCOME TAXES, EQUITY IN INCOME
       (LOSS) OF AFFILIATE AND CUMULATIVE EFFECT OF
       CHANGE IN ACCOUNTING PRINCIPLE   . . . . . . .     30,299     43,231     24,626

INCOME TAX EXPENSE  . . . . . . . . . . . . . . . . .     10,232     18,279      9,192

EQUITY IN INCOME (LOSS) OF AFFILIATE,
       net of income taxes  . . . . . . . . . . . . .        904       (402)    (4,585)
                                                        --------   --------   --------

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN
       ACCOUNTING PRINCIPLE   . . . . . . . . . . . .     20,971     24,550     10,849

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE .      4,000         --         --
                                                        --------   --------   --------
NET INCOME  . . . . . . . . . . . . . . . . . . . . .   $ 24,971   $ 24,550   $ 10,849
                                                        ========   ========   ========
PER COMMON SHARE:
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN
       ACCOUNTING PRINCIPLE   . . . . . . . . . . . .   $    .86     $ 1.01      $ .45

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE .        .16        --          --
                                                        --------   --------   --------
NET INCOME  . . . . . . . . . . . . . . . . . . . . .   $   1.02     $ 1.01      $ .45
                                                        ========    =======    =======
AVERAGE COMMON SHARES OUTSTANDING . . . . . . . . . .     24,416     24,307     24,210


The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
HELMERICH & PAYNE, INC.

ASSETS
                                            September 30,            1994       1993
                                            -------------          ---------  ---------
                                                                       (in thousands)
CURRENT ASSETS:

       Cash and cash equivalents  . . . . . . . . . . . . .        $  29,447  $  61,656
       Short-term investments   . . . . . . . . . . . . . .            8,997      9,109
       Accounts receivable, less reserve of $1,480 and $608           59,897     56,305
       Inventories  . . . . . . . . . . . . . . . . . . . .           20,995     17,646
       Prepaid expenses and other   . . . . . . . . . . . .            3,603      5,783
                                                                   ---------  ---------
         Total current assets   . . . . . . . . . . . . . .          122,939    150,499
                                                                   ---------  ---------

INVESTMENTS . . . . . . . . . . . . . . . . . . . . . . . .           87,414     84,945
                                                                   ---------  ---------


PROPERTY, PLANT AND EQUIPMENT, at cost:


       Contract drilling equipment  . . . . . . . . . . . .          444,432    418,004
       Oil and gas properties   . . . . . . . . . . . . . .          389,100    350,186
       Real estate properties   . . . . . . . . . . . . . .           47,827     47,502
       Other  . . . . . . . . . . . . . . . . . . . . . . .           61,743     57,630
                                                                   ---------  ---------
                                                                     943,102    873,322
       Less--Accumulated depreciation, depletion and
         amortization . . . . . . . . . . . . . . . . . . .          542,451    514,524
                                                                   ---------  ---------
         Net property, plant and equipment  . . . . . . . .          400,651    358,798
                                                                   ---------  ---------

OTHER ASSETS  . . . . . . . . . . . . . . . . . . . . . . .           13,823     16,693
                                                                   ---------  ---------


TOTAL ASSETS  . . . . . . . . . . . . . . . . . . . . . . .        $ 624,827  $ 610,935
                                                                   =========  =========


The accompanying notes are an integral part of these statements.

LIABILITIES AND SHAREHOLDERS' EQUITY

                                           September 30,                   1994             1993
                                           -------------                 --------         --------
                                                                               (in thousands)
CURRENT LIABILITIES:

   Accounts payable . . . . . . . . . . . . . . . . . . . . . .          $ 22,645         $ 23,836
   Accrued liabilities  . . . . . . . . . . . . . . . . . . . .            24,056           16,899
   Current maturities of long-term debt . . . . . . . . . . . .                --            5,679
                                                                         --------         --------
        Total current liabilities . . . . . . . . . . . . . . .            46,701           46,414
                                                                         --------         --------

NONCURRENT LIABILITIES:

   Long-term debt, less current maturities  . . . . . . . . . .                --            3,600
   Deferred income taxes  . . . . . . . . . . . . . . . . . . .            44,462           44,723
   Other  . . . . . . . . . . . . . . . . . . . . . . . . . . .             9,330            7,271
                                                                         --------         --------
    Total noncurrent liabilities  . . . . . . . . . . . . . . .            53,792           55,594
                                                                         --------         --------

SHAREHOLDERS' EQUITY:

   Common stock, $.10 par value, 80,000,000 shares authorized,
    26,764,476 shares issued. . . . . . . . . . . . . . . . . .             2,677            2,677
   Preferred stock, no par value, 1,000,000 shares authorized,
    no shares issued  . . . . . . . . . . . . . . . . . . . . .                --               --
   Additional paid-in capital . . . . . . . . . . . . . . . . .            48,196           47,412
   Retained earnings  . . . . . . . . . . . . . . . . . . . . .           496,280          482,405
                                                                         --------         --------
                                                                          547,153          532,494
   Less treasury stock, 2,054,364 shares in 1994 and 2,126,994
    shares in 1993, at cost . . . . . . . . . . . . . . . . . .            22,819           23,567
                                                                         --------         --------
       Total shareholders' equity . . . . . . . . . . . . . . .           524,334          508,927
                                                                         --------         --------




TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY  . . . . . . . . . .          $624,827         $610,935
                                                                         ========         ========



The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
HELMERICH & PAYNE, INC.






                                                     Common Stock  Additional           Treasury Stock
                                                     ------------   Paid-In  Retained   --------------
                                                    Shares   Amount Capital  Earnings   Shares   Amount
                                                    ------   ------ -------  --------   -----   --------
                                                                   (in thousands)
                                                    ------   ------ -------  --------   -----   --------
Balance, September 30, 1991 . . . . . . . .         26,764   $2,677 $45,894  $467,621   2,277   $(25,059)
 Cash dividends ($.47 per share)  . . . . .             --       --      --   (11,533)     --         --
 Exercise of stock options  . . . . . . . .             --       --     527        --     (64)       675
 Stock issued under Restricted Stock Award
  Plan  . . . . . . . . . . . . . . . . . .             --       --     343      (619)    (25)       275
 Amortization of deferred
  compensation  . . . . . . . . . . . . . .             --       --      --     1,636      --         --
 Net income . . . . . . . . . . . . . . . .             --       --      --    10,849      --         --
                                                    ------   ------ -------  --------   -----   --------

Balance, September 30, 1992 . . . . . . . .         26,764    2,677  46,764   467,954   2,188    (24,109)
 Cash dividends ($.48 per share)  . . . . .             --       --      --   (11,815)     --         --
 Exercise of stock options  . . . . . . . .             --       --     888        --     (61)       542
 Lapse of restrictions on Restricted Stock
  Awards  . . . . . . . . . . . . . . . . .             --       --    (240)       --      --         --
 Amortization of deferred compensation  . .             --       --      --     1,716      --         --
 Net income . . . . . . . . . . . . . . . .             --       --      --    24,550      --         --
                                                    ------   ------ -------  --------   -----   --------

Balance, September 30, 1993 . . . . . . . .         26,764    2,677  47,412   482,405   2,127     23,567)
 Cash dividends ($.49 per share)  . . . . .             --       --      --   (12,097)     --         --
 Exercise of stock options  . . . . . . . .             --       --     549        --     (43)       415
 Lapse of restrictions on Restricted Stock
  Awards  . . . . . . . . . . . . . . . . .             --       --    (246)       --      --         --
 Stock issued under Restricted Stock Award
  Plan  . . . . . . . . . . . . . . . . . .             --       --     481      (814)    (30)       333
 Amortization of deferred compensation  . .             --       --      --     1,815      --         --
 Net income   . . . . . . . . . . . . . . .             --       --      --    24,971      --         --
                                                    ------   ------ -------  --------   -----   --------
Balance, September 30, 1994 . . . . . . . .         26,764   $2,677 $48,196  $496,280   2,054   $(22,819)
                                                    ======   ====== =======  ========   =====   ========


The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
HELMERICH & PAYNE, INC.

                                       Years Ended September 30,       1994       1993       1992
                                       -------------------------       ----       ----       ----
                                                                             (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income . . . . . . . . . . . . . . . . . . . . . . . . . .    $ 24,971   $ 24,550    $ 10,849
   Adjustments to reconcile net income to net
      cash provided by operating activities-
        Depreciation, depletion and amortization  . . . . . . . .      50,068     48,609      47,738
        Dry holes and abandonments  . . . . . . . . . . . . . . .      10,369      6,893       3,214
        Cumulative effect of change in accounting principle . . .      (4,000)        --          --
        Equity in (income) loss of affiliate before income taxes       (1,458)       435       4,956
        Amortization of deferred compensation . . . . . . . . . .       1,815      1,716       1,636
        Gain on sale of securities  . . . . . . . . . . . . . . .        (124)    (2,914)     (1,923)
        (Gain) loss on sale of fixed assets, other  . . . . . . .      (2,465)      (557)        774
        Change in assets and liabilities-
          Increase in accounts receivable . . . . . . . . . . . .      (3,592)   (13,486)     (5,287)
          Increase in inventories . . . . . . . . . . . . . . . .      (3,349)       (35)       (914)
          (Increase) decrease in prepaid expenses and other . . .       5,050       (492)     (4,092)
          Increase (decrease) in accounts payable . . . . . . . .      (1,191)     7,523       2,350
          Increase (decrease) in accrued liabilities  . . . . . .       1,617     (1,619)        411
          Increase (decrease) in deferred income taxes  . . . . .       3,739      5,600      (2,900)
          Increase (decrease) in other noncurrent liabilities . .      (1,541)    (1,604)      6,519
                                                                     --------   --------    --------
          Total adjustments . . . . . . . . . . . . . . . . . . .      54,938     50,069      52,482
                                                                     --------   --------    --------
             Net cash provided by operating activities  . . . . .      79,909     74,619      63,331
                                                                     --------   --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures, including dry hole costs . . . . . . . .    (102,883)   (54,209)    (82,498)
   Proceeds from sale of property, plant and equipment  . . . . .       5,971      4,801       2,701
   Purchase of investments  . . . . . . . . . . . . . . . . . . .      (1,500)    (2,400)       (761)
   Proceeds from sale of investments  . . . . . . . . . . . . . .         373      7,904       6,283
   Purchase of short-term investments . . . . . . . . . . . . . .         (12)    (3,036)     (5,204)
   Proceeds from sale of short-term investments . . . . . . . . .         124      7,055      20,603
                                                                     --------   --------    --------
        Net cash used in investing activities . . . . . . . . . .     (97,927)   (39,885)    (58,876)
                                                                     --------   --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of long-term debt . . . . . . . . . . .          --      2,070       3,460
   Payments made on long-term debt  . . . . . . . . . . . . . . .      (3,139)    (2,180)     (1,657)
   Dividends paid . . . . . . . . . . . . . . . . . . . . . . . .     (11,965)   (11,808)    (11,400)
   Proceeds from exercise of stock options  . . . . . . . . . . .         913      1,254       1,201
                                                                     --------   --------    --------
        Net cash used in financing activities . . . . . . . . . .     (14,191)   (10,664)     (8,396)
                                                                     --------   --------    --------

NET INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS  . . . . . . . . . . . . . . . . . . . . . . . . .     (32,209)    24,070      (3,941)
CASH AND CASH EQUIVALENTS, beginning of period  . . . . . . . . .      61,656     37,586      41,527
                                                                     --------   --------    --------
CASH AND CASH EQUIVALENTS, end of period  . . . . . . . . . . . .    $ 29,447   $ 61,656    $ 37,586
                                                                     ========   ========    ========


The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
HELMERICH & PAYNE, INC.                       September 30, 1994, 1993, and 1992

NOTE 1 SUMMARY OF ACCOUNTING POLICIES

CONSOLIDATION -
The consolidated financial statements include the accounts of Helmerich & Payne, Inc. (the Company), and all of its wholly-owned subsidiaries. Fiscal years of the Company's foreign consolidated operations are August 31 to facilitate reporting of consolidated accounts.

TRANSLATION OF FOREIGN CURRENCIES -
The Company has determined that the functional currency for its foreign subsidiaries is the U.S. dollar. Foreign currency transaction losses for the years 1994, 1993 and 1992 were $2,764,000, $493,000 and $392,000, respectively.

PROPERTY, PLANT AND EQUIPMENT -
The Company follows the successful efforts method of accounting for oil and gas properties. Under this method, the Company capitalizes all costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells which find proved reserves and to drill and equip development wells. Geological and geophysical costs, delay rentals and costs to drill exploratory wells which do not find proved reserves are expensed. Capitalized costs of producing oil and gas properties are depreciated and depleted by the unit-of-production method based on proved developed oil and gas reserves determined by the Company and reviewed by independent engineers.

The Company reserves for impairment of its oil and gas properties whenever the net capitalized costs of total oil and gas properties exceed the estimated undiscounted future net revenues from proved reserves. Additionally, the estimated undiscounted future revenues of high-cost proved properties, based on prices at the time of the estimate, are evaluated prior to start-up of commercial production and any significant impairment is recognized currently. Undeveloped leases are amortized based on management's estimate of recoverability. Costs of surrendered leases are charged to the amortization reserve.

Substantially all other property, plant and equipment is depreciated using the straight-line method based on the following estimated useful lives:


                                                         YEARS
                                                         -----
Contract drilling equipment . . . . . . . . . . . . . .   4-10
Chemical plant and equipment  . . . . . . . . . . . . .  10-25
Real estate buildings and equipment . . . . . . . . . .  10-50
Other . . . . . . . . . . . . . . . . . . . . . . . . .   3-33

CASH AND CASH EQUIVALENTS -
Cash and cash equivalents consist of cash in banks and investments readily convertible into cash which mature within three months from the date of purchase.

INVENTORIES -
Inventories, primarily materials and supplies, are valued at the lower of cost (moving average or actual) or market.

DRILLING REVENUE -
Substantially all drilling contracts are daywork contracts and drilling revenues and expenses are recognized as work progresses.

GAS IMBALANCES -
The Company recognizes revenues from gas wells on the sales method, and a liability is recorded for permanent imbalances.

INVESTMENTS -
Investments in companies owned less than 20 percent are carried at cost with income recognized as dividends are received. Investments in companies owned from 20 to 50 percent are accounted for using the equity method with the Company recognizing its proportionate share of the income or loss of each investee.

The Company owned 24.3 percent of Atwood Oceanics, Inc. (Atwood) at September 30, 1994 and 1993. The quoted market value of the Company's investment was $22,800,000 and $17,200,000 at September 30, 1994 and 1993, respectively.
Retained earnings at September 30, 1994, include approximately $8,563,000 of undistributed earnings of Atwood. Atwood is the only 20 to 50 percent owned affiliate at September 30, 1994 and 1993.

Summarized financial information of the affiliated company accounted for on the equity method is as follows:

                                                            1994        1993        1992
                                                            ----        ----        ----
                                                                   (in thousands)
Gross revenues  . . . . . . . . . . . . . . . . .         $ 68,045   $ 54,219    $ 47,525
Costs and expenses  . . . . . . . . . . . . . . .          (62,045)   (56,010)    (68,593)
                                                          --------   --------    --------
Net income ( loss)  . . . . . . . . . . . . . . .         $  6,000   $ (1,791)   $(21,068)
                                                          ========   ========    ========
Helmerich & Payne, Inc.'s equity in net income
 (loss) of affiliates, net of income taxes  . . .         $    904   $   (402)   $ (4,585)
                                                          ========   ========    ========
Current assets  . . . . . . . . . . . . . . . . .         $ 37,965   $ 27,903    $ 29,876
Noncurrent assets . . . . . . . . . . . . . . . .          115,065    122,356     135,566
Current liabilities . . . . . . . . . . . . . . .           13,752     11,900      12,087
Noncurrent liabilities  . . . . . . . . . . . . .           53,000     58,609      71,269
Shareholders' equity  . . . . . . . . . . . . . .           86,278     79,750      82,086
                                                          ========   ========    ========
Helmerich & Payne, Inc.'s investment  . . . . . .         $ 20,743   $ 19,285    $ 19,720
                                                          ========   ========    ========


INCOME TAXES -
Effective October 1, 1993, the Company adopted FASB Statement No. 109, "Accounting for Income Taxes." Under Statement No. 109, deferred income taxes are computed using the liability method and are provided on all temporary differences between the financial basis and the tax basis of assets and liabilities. For the years ended September 30, 1993 and 1992, deferred income taxes are computed using the deferred method and are provided on timing differences between financial and taxable income.

OTHER POST EMPLOYMENT BENEFITS -
The Company provides medical benefits to employees who retired before November 1, 1992. The Company does not provide any other benefits to these retirees and will not provide any post retirement benefits to any person retiring after that date. The liability for the benefits provided is not material.

The Company has accrued a liability for estimated workers compensation claims incurred. The liability for other benefits to former or inactive employees after employment but before retirement is not material.

EARNINGS PER SHARE -
Earnings per share are based on the weighted average number of shares of common stock outstanding during the year. Common stock equivalents are insignificant, and therefore, have not been considered in the earnings per share computation.

RECLASSIFICATIONS -
Certain reclassifications have been made in the 1993 and 1992 financial statements to conform to the 1994 presentation.

NOTE 2 LONG-TERM DEBT
Notes payable and long term debt consist of the following:

                                              At September 30,               1994        1993
                                              ----------------               ----        ----
                                                                               (in thousands)
Mortgage notes payable (at interest rates ranging from 9.25% to 10%)         $ --     $ 3,139
Other long-term debt (at interest rates ranging from 6% to 7%)  . .            --       6,140
                                                                             ----     -------
                                                                               --       9,279
Less - Current maturities of long-term debt . . . . . . . . . . . .            --       5,679
                                                                             ----     -------
                                                                             $ --     $ 3,600
                                                                             ====     =======

The Company has available a $20,000,000 bank line of credit under an agreement that expires March 15, 1995.

NOTE 3 FEDERAL INCOME TAXES

Effective October 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by FASB Statement No. 109, "Accounting for Income Taxes." The cumulative effect of adopting Statement No. 109 as of October 1, 1993 was to increase net income by $4,000,000. As permitted under the new rules, prior years financial statements have not been restated.

The components of the provision for income taxes are as follows:

           Years Ended September 30,                            1994      1993         1992
           ------------------------                           -------    -------      ------
(in thousands)
CURRENT:
         Federal  . . . . . . . . . . . . . . . . . . .        $ 3,645    $ 6,190      $ 4,690
         Foreign  . . . . . . . . . . . . . . . . . . .          2,763      5,106        6,985
         State  . . . . . . . . . . . . . . . . . . . .            777        911          551
                                                               -------    -------      -------
                                                                 7,185     12,207       12,226
                                                               -------    -------      -------
DEFERRED:
         Federal  . . . . . . . . . . . . . . . . . . .           (292)     3,174       (1,157)
         Foreign  . . . . . . . . . . . . . . . . . . .          3,430      2,616       (1,834)
         State  . . . . . . . . . . . . . . . . . . . .            (91)       282          (43)
                                                               -------    -------      -------
                                                                 3,047      6,072       (3,034)
                                                               -------    -------      -------
TOTAL PROVISION:  . . . . . . . . . . . . . . . . . . .        $10,232    $18,279       $9,192
                                                               -------    -------      -------
                                                               -------    -------      -------

The amounts of domestic and foreign income are as follows:

                         Years Ended September 30,              1994       1993        1992
                         -------------------------            -------    -------      -------
INCOME BEFORE INCOME TAXES, EQUITY IN INCOME (LOSS)
   OF AFFILIATE, AND CUMULATIVE EFFECT OF CHANGE IN
   ACCOUNTING PRINCIPLE:
     Domestic   . . . . . . . . . . . . . . . . . . . .        $17,513    $29,051      $12,993
     Foreign  . . . . . . . . . . . . . . . . . . . . .         12,786     14,180       11,633
                                                               -------    -------      -------
                                                               $30,299    $43,231      $24,626
                                                               -------    -------      -------
                                                               -------    -------      -------

Effective income tax rates as compared to the U.S. Federal income tax rate are as follows:

                        Years Ended September 30,                1994         1993        1992
                        -------------------------                ----         ----        ----
U.S. Federal income tax rate  . . . . . . . . . . . . .            35%        35%         34%
Dividends received deduction  . . . . . . . . . . . . .             (2)        (1)          (4)
Excess statutory depletion  . . . . . . . . . . . . . .             (1)        (1)          --
Effect of higher foreign tax rates  . . . . . . . . . .              3          7            5
Other, net  . . . . . . . . . . . . . . . . . . . . . .             (1)         2            2
                                                                  ----        ----        ----
Effective income tax rate . . . . . . . . . . . . . . .            34%        42%          37%
                                                                  ----        ----        ----
                                                                  ----        ----        ----

The components of the Company's net deferred tax liabilities are as follows:

                                                                     September 30, 1994
                                                                     ------------------
      DEFERRED TAX LIABILITIES:
             Property, plant and equipment  . . . . . . . . . . . . .       $ 42,406
             Pension provision  . . . . . . . . . . . . . . . . . . .          4,632
             Other  . . . . . . . . . . . . . . . . . . . . . . . . .          3,998
                                                                            --------
                  Total deferred tax liabilities  . . . . . . . . . .         51,036
                                                                            --------
       DEFERRED TAX ASSETS:
             Financial accruals   . . . . . . . . . . . . . . . . . .          4,419
             Other  . . . . . . . . . . . . . . . . . . . . . . . . .          2,155
                                                                            --------
                  Total deferred tax assets . . . . . . . . . . . . .          6,574
                                                                            --------
             Valuation allowance  . . . . . . . . . . . . . . . . . .             --
                                                                            --------
                  Net deferred tax assets . . . . . . . . . . . . . .          6,574
                                                                            --------
             NET DEFERRED TAX LIABILITIES   . . . . . . . . . . . . .       $ 44,462
                                                                            --------
                                                                            --------


The deferred income tax provision (benefit) for 1993 and 1992 results from timing differences in the recognition of revenue and expense for income tax and financial reporting purposes. The sources of these differences and the related income tax effect of each, are as follows:

                                    Years Ended September 30,           1993            1992
                                    ------------------------          --------        --------
                                                                           (in thousands)
      Effect of intangible development costs expensed for
       income tax purposes over (under) costs amortized
       for financial reporting purposes   . . . . . . . . .             $1,302         $(1,085)
      Financial under income tax depreciation   . . . . . .              2,134             857
      Pension income  . . . . . . . . . . . . . . . . . . .                128             246
      Geophysical expense   . . . . . . . . . . . . . . . .                (51)           (532)
      Insurance expense   . . . . . . . . . . . . . . . . .                (36)            376
      Amortization of deferred compensation   . . . . . . .               (652)           (605)
      Restricted stock options vesting  . . . . . . . . . .                609              --
      Deferred mobilization revenues  . . . . . . . . . . .                566          (1,745)
      Sales of long-term investments  . . . . . . . . . . .                484             (76)
      Excess depletion  . . . . . . . . . . . . . . . . . .                589             519
      Oil and gas revenue recognition timing differences  .                262             184
      Other   . . . . . . . . . . . . . . . . . . . . . . .                737          (1,173)
                                                                        ------         -------
                                                                        $6,072         $(3,034)
                                                                        ======         =======

NOTE 4 STOCK OPTIONS, AWARD PLAN AND RIGHTS

The Company has reserved 1,461,645 shares of its treasury stock to satisfy the exercise of stock options issued under the 1982 and 1990 Stock Option Plans. Options awarded under these plans are granted at prices equal to at least market price on the date of grant. Options granted under the 1982 plan have a term of nine years while options granted under the 1990 plan have a term of seven years. Options granted under both plans become exercisable in increments as outlined in the plans.

Activity for the incentive stock option plans, was as follows:

                                   Years Ended September 30,            1994            1993        1992
                                   ------------------------            -------         -------     ------
                                                                                 (in thousands)
      Outstanding at October 1,   . . . . . . . . . . . . .            780,079         860,713     783,189
      Granted   . . . . . . . . . . . . . . . . . . . . . .            110,250              --     142,842
      Exercised   . . . . . . . . . . . . . . . . . . . . .            (46,510)        (67,112)    (65,318)
      Cancelled   . . . . . . . . . . . . . . . . . . . . .             (7,940)        (13,522)         --
                                                                       -------         -------     -------
      Outstanding at September 30,  . . . . . . . . . . . .            835,879         780,079     860,713
                                                                       =======         =======     =======
      Exercisable at September 30,  . . . . . . . . . . . .             70,889          19,782      40,776
                                                                       =======         =======     =======
      Weighted average exercise price of options
       outstanding  . . . . . . . . . . . . . . . . . . . .             $25.65          $25.20      $24.93
                                                                        ======          ======      ======
      Weighted average exercise price of options
       exercised  . . . . . . . . . . . . . . . . . . . . .             $21.77          $21.53      $17.64
                                                                        ======          ======      ======

As of September 30, 1994, the Company has issued 360,000 shares of treasury stock under a Restricted Stock Award Plan (the "Plan") including 30,000 shares during 1994. The Company recognized deferred compensation totalling $12,832,000, which was the fair market value of the stock at the time of issuance, as a reduction of retained earnings. Treasury stock was reduced by the book value of the shares issued, $4,058,000. The difference was recognized as an increase in paid-in capital. The deferred compensation is being amortized over a seven-year period as compensation expense. In both 1994 and 1993, restrictions lapsed with respect to 61,000 shares, and the shares were released to Plan participants.

On September 30, 1994, the Company had 24,710,112 outstanding common stock purchase rights ("Rights"). Each Right entitles the holder thereof, until January 8, 1996, to buy one share of common stock at an exercise price of $60.00. The exercise price and the number of shares of common stock issuable upon the exercise of the Rights are subject to adjustment in certain cases to prevent dilution. The Rights are evidenced by the common stock certificates and are not exercisable or transferable apart from the common stock, until 15 days after a person acquires 15 percent or more of the common stock. In the event the Company is acquired in a merger or other business combination transaction (including one in which the Company is the surviving corporation), it is provided that each Right will entitle its holder to purchase, at the then current exercise price of the Right, that number of shares of common stock of the surviving company, which at the time of such transaction, would have a market value of two times the exercise price of the Right. The Rights do not have any voting rights and are redeemable, at the option of the Company, at a price of $.05 per Right prior to any person or entity acquiring beneficial ownership of at least 15 percent of the common stock. The Rights expire on January 8, 1996. As long as the Rights are not separately transferable, the Company will issue one Right with each new share of common stock issued.

NOTE 5 INVESTMENTS

Short-term investments consist mainly of treasury notes carried at cost, which approximates fair value, and are pledged as collateral for a renewable letter of credit. The aggregate quoted market value of the marketable equity securities, excluding Atwood, was approximately $122,212,000 and $135,175,000 at September 30, 1994 and 1993, respectively. Aggregate cost, which is also carrying value, was $66,671,000 and $65,660,000 at September 30, 1994 and 1993,
respectively.

 At September 30, 1994, gross unrealized gains and unrealized losses applicable to the marketable equity securities were approximately $55,653,000 and $112,000, respectively. In 1994, 1993 and 1992, the Company realized gains from the sale of marketable equity securities of approximately $124,000, $2,914,000 and $1,920,000, respectively.

Effective October 1, 1994, the Company will be required to adopt FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." If the Company had adopted the new accounting standard effective September 30, 1994, investments would have increased $55,541,000, deferred tax liabilities would have increased $21,106,000 and shareholders' equity would have increased $34,435,000.

NOTE 6   RETIREMENT PLANS

DEFINED BENEFIT PLANS:

The Company has noncontributory pension plans covering substantially all of its employees, including certain employees in foreign countries. The Company makes annual contributions to the plans equal to the maximum amount allowable for tax reporting purposes. Future service benefits are determined using a 1.5 percent career average formula.

The net periodic pension credit included the following components:

                             Years Ended September 30,                         1994       1993       1992
                             ------------------------                       --------     -------    ------
                                                                                    (in thousands)
Service cost-benefits earned during the year  . . . . . . . . . . .          $ 1,557     $ 1,304    $ 1,172

Interest cost on projected benefit obligations  . . . . . . . . . .            1,191       1,105        896
Return on plan assets . . . . . . . . . . . . . . . . . . . . . . .          (2,639)       (522)    (3,517)
Net amortization and deferral . . . . . . . . . . . . . . . . . . .            (302)     (2,477)        726
                                                                             ------      ------    -------
    Net pension credit  . . . . . . . . . . . . . . . . . . . . . .          $ (193)     $ (590)   $  (723)
                                                                             ------      ------    -------
                                                                             ------      ------    -------

The discount rate used in determining the actuarial value of the projected benefit obligation for 1994, 1993 and 1992 was 7.5%, 7.0% and 7.5%, respectively. The average expected rate of return on plan assets was 8.5% for 1994, 1993 and 1992. The assumed rate of increase in compensation was 5.0% for 1994 and 5.5% for 1993 and 1992.

The following table sets forth the plans' funded status and amounts recognized in the balance sheet:

                                    Years Ended September 30,            1994             1993
                                    ------------------------            -------         --------
                                                                             (in thousands)
Actuarial present value of benefit obligations:
   Vested benefit obligation  . . . . . . . . . . . . . . . . . . .     $ 13,323        $ 13,493
                                                                        --------        --------
                                                                        --------        --------
   Accumulated benefit obligation . . . . . . . . . . . . . . . . .     $ 15,758        $ 15,649
                                                                        --------        --------
                                                                        --------        --------
   Projected benefit obligation . . . . . . . . . . . . . . . . . .     $ 17,755        $ 17,392
                                                                        --------        --------
                                                                        --------        --------
Plan assets at fair value, primarily listed stocks, U.S. Government
   securities and guaranteed insurance contracts  . . . . . . . . .     $ 33,317        $ 31,427
                                                                        --------        --------
                                                                        --------        --------
Projected benefit obligation less than plan assets  . . . . . . . .     $ 15,562        $ 14,035
Unrecognized net gain, including unrecognized
   net assets existing at October 1, 1987 . . . . . . . . . . . . .      (5,589)         (4,493)
Unrecognized prior service cost . . . . . . . . . . . . . . . . . .        2,216           2,455
                                                                        --------        --------
Prepaid pension cost  . . . . . . . . . . . . . . . . . . . . . . .     $ 12,189        $ 11,997
                                                                        --------        --------
                                                                        --------        --------

DEFINED CONTRIBUTION PLAN:

Substantially all employees on the United States payroll of the Company may elect to participate in the Company sponsored Thrift/401(K) Plan by contributing a portion of their earnings. The Company contributes amounts equal to 100 percent of the first five percent of the participant's compensation subject to certain limitations. Expensed Company contributions were $1,588,000, $1,304,000 and $1,216,000 in 1994, 1993 and 1992, respectively.

NOTE 7   ACCRUED LIABILITIES

Accrued liabilities consist of the following:

                                                   Years Ended September 30,               1994                 1993
                                                   ------------------------             ---------            ---------
                                                                                                   (in thousands)
      Accrued royalties payable   . . . . . . . . . . . . . . . . . . . . . .           $   6,293            $   8,179
      Accrued taxes payable   . . . . . . . . . . . . . . . . . . . . . . . .               4,669                3,004
      Accrued workers compensation claims   . . . . . . . . . . . . . . . . .               2,364                1,100
      Accrued equipment cost  . . . . . . . . . . . . . . . . . . . . . . . .               3,000                   --
      Other accrued liabilities   . . . . . . . . . . . . . . . . . . . . . .               7,730                4,616
                                                                                         --------             --------
                                                                                         $ 24,056             $ 16,899
                                                                                         --------             --------
                                                                                         --------             --------

NOTE 8   SUPPLEMENTAL CASH FLOW INFORMATION

                                 Years Ended September 30,              1994               1993                 1992
                                 -------------------------              ----               ----                 ----
                                                                                      (in thousands)
Cash payments:
Interest paid   . . . . . . . . . . . . . . . . . . . . . . . .        $  371            $   370               $   566
Income taxes paid . . . . . . . . . . . . . . . . . . . . . . .         9,516             15,924                12,504

Noncash investing activity:
Accrued equipment cost  . . . . . . . . . . . . . . . . . . . .        $3,000            $    --               $    --


NOTE 9   CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit financial institutions and limits the amount of credit exposure to any one financial institution. The Company's trade receivables are primarily with a variety of companies in the oil and gas industry. Management requires collateral for certain receivables of customers in its natural gas marketing operations.

NOTE 10    SEGMENT INFORMATION

The Company operates principally in the contract drilling and oil and gas industries. The contract drilling operations consist of contracting Company-owned drilling equipment primarily to major oil and gas exploration companies. Oil and gas activities consist of ownership of mineral interests in productive oil and gas leases and undeveloped leases located primarily in Oklahoma, Texas, Kansas and Louisiana. Intersegment sales, which are accounted for in the same manner as sales to unaffiliated customers, are not material. Operating profit is total revenue less operating expenses. In computing operating profit, the following items have not been considered: equity in earnings of Atwood Oceanics, Inc.; income from investments; general corporate expenses; interest expense; and domestic and foreign income taxes. Identifiable assets by segment are those assets that are used in the Company's operations in each segment. Corporate assets are principally cash and cash equivalents, short-term investments and investments in marketable securities.

Revenues from one company doing business with the contract drilling segment accounted for approximately 14 percent and 11.8 percent of the total consolidated revenues during the years ended September 30, 1994 and 1993, respectively. Collectively, revenues from three companies controlled by the Venezuelan government accounted for approximately 12.5 percent of total consolidated revenues for the year ended September 30, 1992.

Summarized revenues and operating profit by industry segment for the years ended September 30, 1994, 1993 and 1992 are located on page 11. Additional financial information by industry segment is as follows:

                   Years Ended September 30,                   1994               1993             1992
                   -------------------------                   ----               ----             ----
                                                                             (in thousands)
Identifiable assets:
  Contract drilling - Domestic  . . . . . . . . . . . .      $132,804           $112,435          $109,150
  Contract drilling - International . . . . . . . . . .       131,767            113,844           109,920
  Exploration and Production  . . . . . . . . . . . . .       175,003            162,618          163,123
  Natural Gas Marketing . . . . . . . . . . . . . . . .         8,846             13,289            15,235
  Chemical division . . . . . . . . . . . . . . . . . .         9,532              9,753             8,488
  Real Estate division  . . . . . . . . . . . . . . . .        26,958             27,845            29,017
  Corporate and other . . . . . . . . . . . . . . . . .       139,917            171,151           150,571
                                                             --------           --------          --------
                                                             $624,827           $610,935          $585,504
                                                             ========           ========          ========
Depreciation, depletion and amortization:
  Contract drilling - Domestic  . . . . . . . . . . . .      $ 11,085           $ 10,126          $ 10,076
  Contract drilling - International . . . . . . . . . .        15,722             16,929            15,399
  Exploration and Production  . . . . . . . . . . . . .        19,523             18,294            19,044
  Natural Gas Marketing . . . . . . . . . . . . . . . .           290                279               268
  Chemical division . . . . . . . . . . . . . . . . . .           654                594               560
  Real Estate division  . . . . . . . . . . . . . . . .         1,624              1,679             1,685
  Corporate and other . . . . . . . . . . . . . . . . .         1,265                864               817
  Intersegment elimination  . . . . . . . . . . . . . .           (95)              (156)             (111)
                                                             --------           --------          --------
                                                             $ 50,068           $ 48,609          $ 47,738
                                                             ========           ========          ========




Capital expenditures:
  Contract drilling - Domestic  . . . . . . . . . . . .      $ 31,692           $ 16,261          $ 14,956
  Contract drilling - International . . . . . . . . . .        25,723             10,375            34,971
  Exploration and Production  . . . . . . . . . . . . .        45,809             25,551            30,757
  Natural Gas Marketing . . . . . . . . . . . . . . . .            76                205                58
  Chemical division . . . . . . . . . . . . . . . . . .           619                630               158
  Real Estate division  . . . . . . . . . . . . . . . .           916                458               697
  Corporate and other . . . . . . . . . . . . . . . . .         1,048                729               901
                                                             --------           --------          --------
                                                             $105,883           $ 54,209          $ 82,498
                                                             ========           ========          ========

NOTE 11   SUPPLEMENTARY FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING
          ACTIVITIES

All of the Company's oil and gas producing activities are located in the United States.

Results of Operations from Oil and Gas Producing Activities -

                      Years Ended September 30,                       1994                1993             1992
                      -------------------------                      ------              ------           ------
                                                                                       (in thousands)
Revenues  . . . . . . . . . . . . . . . . . . . . . . . . . . .       $58,884             $69,795         $ 54,525
                                                                      -------             -------         --------
Production costs  . . . . . . . . . . . . . . . . . . . . . . .        18,854              19,378           18,492
Exploration expense and valuation provisions  . . . . . . . . .        17,262              12,628            7,225
Depreciation, depletion and amortization  . . . . . . . . . . .        19,523              18,294           19,044
Income tax expense  . . . . . . . . . . . . . . . . . . . . . .           890               6,481            3,173
                                                                      -------             -------         --------
  Total cost and expenses . . . . . . . . . . . . . . . . . . .        56,529              56,781           47,934
                                                                      -------             -------         --------
Results of operations (excluding corporate overhead
  and interest costs) . . . . . . . . . . . . . . . . . . . . .       $ 2,355             $13,014         $  6,591
                                                                      =======             =======         ========

Capitalized Costs  -

                          At September 30,                                         1994             1993
                          ----------------                                       --------          -------
                                                                                       (in  thousands)
Properties being amortized:
  Proved properties . . . . . . . . . . . . . . . . . . . . . . . .               $377,371         $340,176
  Unproved properties . . . . . . . . . . . . . . . . . . . . . . .                 11,729           10,010
                                                                                  --------          -------
    Total costs being amortized . . . . . . . . . . . . . . . . . .                389,100          350,186
Less-Accumulated depreciation, depletion and amortization . . . . .                225,902          203,908
                                                                                  --------         --------
   Net  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               $163,198         $146,278
                                                                                  ========         ========

Costs Incurred Relating to Oil and Gas Producing Activities -


                 Years Ended September 30,                                 1994              1993                1992
                 -------------------------                               --------          --------            --------
                                                                                         (in thousands)
Property acquisition:
 Proved . . . . . . . . . . . . . . . . . . . . . . . . .                $ 23,115           $  3,100            $11,441
 Unproved . . . . . . . . . . . . . . . . . . . . . . . .                   4,893              2,409              9,140
Exploration . . . . . . . . . . . . . . . . . . . . . . .                  12,418            11,769              10,138
Development . . . . . . . . . . . . . . . . . . . . . . .                  12,888             13,964              4,656
                                                                          -------            -------            -------
   Total  . . . . . . . . . . . . . . . . . . . . . . . .                 $53,314            $31,242            $35,375
                                                                          =======            =======            =======

Estimated Quantities of Proved Oil and Gas Reserves (Unaudited) -

Proved reserves are estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those which are expected to be recovered through existing wells with existing equipment and operating methods. The following is an analysis of proved oil and gas reserves as estimated by the Company and reviewed by independent engineers.

                                                                       OIL (Bbls.)         GAS (Mmcf)
                                                                       -----------         ----------
Proved reserves at September 30, 1991 . . . . . . . . . . . . . .       7,074,405            296,229
Revisions of previous estimates . . . . . . . . . . . . . . . . .         560,703               (211)
Extensions, discoveries and other additions . . . . . . . . . . .         697,006              4,565
Production  . . . . . . . . . . . . . . . . . . . . . . . . . . .        (854,124)           (27,622)
Purchases of reserves-in-place  . . . . . . . . . . . . . . . . .          40,389             21,643
Sales of reserves-in-place  . . . . . . . . . . . . . . . . . . .         (10,793)                (8)
                                                                        ---------            -------
Proved reserves at September 30, 1992 . . . . . . . . . . . . . .       7,507,586            294,596
Revisions of previous estimates . . . . . . . . . . . . . . . . .         (15,550)             9,568
Extensions, discoveries and other additions . . . . . . . . . . .         168,051             10,083
Production  . . . . . . . . . . . . . . . . . . . . . . . . . . .        (875,713)           (28,479)
Purchases of reserves-in-place  . . . . . . . . . . . . . . . . .         140,411              4,196
Sales of reserves-in-place  . . . . . . . . . . . . . . . . . . .         (41,586)              (519)
                                                                        ---------            -------
Proved reserves at September 30, 1993 . . . . . . . . . . . . . .       6,883,199            289,445
Revisions of previous estimates . . . . . . . . . . . . . . . . .         302,200               (819)
Extensions, discoveries and other additions . . . . . . . . . . .         261,114              8,818
Production  . . . . . . . . . . . . . . . . . . . . . . . . . . .        (887,455)           (26,628)
Purchases of reserves-in-place  . . . . . . . . . . . . . . . . .         159,580             19,900
Sales of reserves-in-place  . . . . . . . . . . . . . . . . . . .          (8,427)               (64)
                                                                        ---------            -------
Proved reserves at September 30, 1994 . . . . . . . . . . . . . .       6,710,211            290,652
                                                                        =========            =======
Proved developed reserves at
 September 30, 1992 . . . . . . . . . . . . . . . . . . . . . . .       6,477,661            277,169
                                                                        =========            =======
 September 30, 1993 . . . . . . . . . . . . . . . . . . . . . . .       6,882,783            282,033
                                                                        =========            =======
 September 30, 1994 . . . . . . . . . . . . . . . . . . . . . . .       6,649,672            267,688
                                                                        =========            =======

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (Unaudited) -

The "Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves" (Standardized Measure) is a disclosure requirement under Financial Accounting Standards Board Statement No. 69. The Standardized Measure does not purport to present the fair market value of a company's proved oil and gas reserves. This would require consideration of expected future economic and operating conditions, which are not taken into account in calculating the Standardized Measure. Under the Standardized Measure, future cash inflows were estimated by applying year-end prices to the estimated future production of year-end proved reserves. Future cash inflows were reduced by estimated future production and development costs based on year-end costs to determine pre-tax cash inflows. Future income taxes were computed by applying the statutory tax rate to the excess of pre-tax cash inflows over the Company's tax basis in the associated proved oil and gas properties. Tax credits and permanent differences were also considered in the future income tax calculation. Future net cash inflows after income taxes were discounted using a ten percent annual discount rate to arrive at the Standardized Measure.

                                                At September 30,          1994               1993
                                                ----------------        ---------          ---------
                                                                               (in thousands)
Future cash inflows . . . . . . . . . . . . . . . . . . . . . . .       $ 478,426          $ 651,369
Future costs -
 Future production and development costs  . . . . . . . . . . . .        (191,464)          (207,633)
 Future income tax expense  . . . . . . . . . . . . . . . . . . .         (71,320)          (119,070)
                                                                        ---------          ---------
Future net cash flows . . . . . . . . . . . . . . . . . . . . . .         215,642            324,666
10% annual discount for estimated timing of cash flows  . . . . .         (91,019)          (145,909)
                                                                        ---------          ---------
Standardized Measure of discounted future net cash flows  . . . .       $ 124,623          $ 178,757
                                                                        =========          =========


Changes in Standardized Measure relating to Proved Oil and Gas Reserves (Unaudited) -

                          Years Ended September 30,                               1994          1993         1992
                          -------------------------                             --------     --------      ---------
                                                                                         (in thousands)
Standardized Measure - Beginning of year  . . . . . . . . . .                   $178,757     $173,644       $124,776
Increases (decreases) -
 Sales, net of production costs . . . . . . . . . . . . . . .                    (40,030)     (50,417)       (36,033)
 Net change in sales prices, net of production costs  . . . .                    (80,347)      16,292         61,468
 Discoveries and extensions, net of related future
  development and production costs  . . . . . . . . . . . . .                      9,653       12,439         12,688
 Changes in estimated future development costs  . . . . . . .                    (14,571)      (7,624)        (2,252)
 Development costs incurred . . . . . . . . . . . . . . . . .                     12,888       13,964          4,656
 Revisions of previous quantity estimates . . . . . . . . . .                        483        6,820          2,125
 Accretion of discount  . . . . . . . . . . . . . . . . . . .                     23,678       22,619         15,936
 Net change in income taxes . . . . . . . . . . . . . . . . .                     20,942      (12,656)       (17,964)
 Purchases of reserves-in-place . . . . . . . . . . . . . . .                     11,219        3,820         15,734
 Sales of reserves-in-place . . . . . . . . . . . . . . . . .                        (62)        (652)           (57)
 Timing and other . . . . . . . . . . . . . . . . . . . . . .                      2,013          508         (7,433)
Standardized Measure - End of year  . . . . . . . . . . . . .                   $124,623     $178,757       $173,644

NOTE 12   SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                                                        Quarter Ended
                                                                  -------------------------------------------------------
                                                                  Dec. 31,        March 31,        June 30,     Sept. 30,
                                                                    1993            1994            1994          1994
                                                                  --------        ---------       ---------      --------
                                                                          (in thousands, except per share amounts)
      Revenues  . . . . . . . . . . . . . . . . . . . . . . .     $82,186         $87,883         $78,698        $80,234
      Gross profit  . . . . . . . . . . . . . . . . . . . . .      14,149          12,701           8,688          4,054
      Income before cumulative effect of change
         in accouting principle . . . . . . . . . . . . . . .       7,253           6,155           4,660          2,903
       Net income   . . . . . . . . . . . . . . . . . . . . .      11,253           6,155           4,660          2,903
      Earnings per common share before cumulative
         effect of change in accounting principle . . . . . .         .30             .25             .19            .12
      Earnings per share  . . . . . . . . . . . . . . . . . .         .46             .25             .19            .12

                                                                                       Quarter Ended
                                                                  -------------------------------------------------------
                                                                  Dec. 31,        March 31,       June 30,      Sept. 30,
                                                                    1992           1993             1993            1993
                                                                  --------       ----------       --------       --------
                                                                         (in thousands, except per share amounts)
      Revenues  . . . . . . . . . . . . . . . . . . . . . . .     $82,998         $83,351         $73,607        $75,141
      Gross profit  . . . . . . . . . . . . . . . . . . . . .      14,843          14,681          10,525         10,927
      Net income  . . . . . . . . . . . . . . . . . . . . . .       7,219           7,268           4,931          5,132
      Earnings per share  . . . . . . . . . . . . . . . . . .         .30             .30             .20            .21

Gross profit represents total revenues less operating costs, depreciation, depletion and amortization, dry holes and abandonments, and taxes, other than income taxes.

Report of Independent Auditors
HELMERICH & PAYNE, INC.

The Board of Directors and Shareholders
Helmerich & Payne, Inc.

  We have audited the accompanying consolidated balance sheet of Helmerich & Payne, Inc. as of September 30, 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated balance sheet as of September 30, 1993 and the consolidated statements of income, shareholder's equity, and cash flows for each of the two years in the period ended September 30, 1993, were audited by other auditors whose report dated November 16, 1993, expressed an unqualified opinion on those statements.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the 1994 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Helmerich & Payne, Inc. at September 30, 1994, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

   As discussed in Note 3 to the financial statements, effective October 1, 1993 the Company adopted Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes."

                              ERNST & YOUNG LLP

Tulsa, Oklahoma
November 22, 1994


Stock Price Information
                                               Closing Market Price Per Share
                                          -----------------------------------------
                                                 1994                   1993
                                          ------------------   --------------------
QUARTERS                                   HIGH       LOW        HIGH        LOW
                                          -------   --------   --------    --------
First . . . . . . . . . . . . . . . .     $ 34 1/2  $ 26 1/2   $ 26 3/4    $22 1/4
Second  . . . . . . . . . . . . . . .       30        26                    22 3/8

Third . . . . . . . . . . . . . . . .       27 1/8    25 1/8      37 1/8     29 1/4
Fourth  . . . . . . . . . . . . . . .       28 1/8    25 5/8      36 1/8     31 1/2

Dividend Information

                                         Paid Per Share        Total Payment
                                       -----------------  -------------------------
                                         1994      1993     1994            1993
                                       -------  --------  ----------     ----------
QUARTERS
First . . . . . . . . . . . . . . . .   $.120   $.120     $2,956,498     $2,949,291
Second  . . . . . . . . . . . . . . . .  .120    .120      2,960,098      2,949,291
Third . . . . . . . . . . . . . . . .    .120    .120      2,960,314      2,953,006
Fourth  . . . . . . . . . . . . . . . .  .125    .120      3,087,902      2,956,378

STOCKHOLDERS' MEETING

The annual meeting of stockholders will be held on March 1, 1995. A formal notice of the meeting, together with a proxy statement and form of proxy, will be mailed to shareholders about January 26, 1995.

STOCK EXCHANGE LISTING

Helmerich & Payne, Inc. Common Stock is traded on the New York Stock Exchange with the ticker symbol "HP." The newspaper abbreviation most commonly used for financial reporting is "HelmP." Options on the Company's stock are also traded on the New York Stock Exchange.

STOCK TRANSFER AGENT AND REGISTRAR

Our Transfer Agent is responsible for our shareholder records, issuance of stock certificates, and distribution of our dividends and the IRSForm 1099. Your requests, as shareholders, concerning these matters are most efficiently answered by corresponding directly with The Liberty Bank of Oklahoma City at the following address:

The Liberty National Bank and Trust Company of Oklahoma City
Stock Transfer Department
P.O. Box 25848
Oklahoma City, Oklahoma 73125-0848
Telephone: (405) 231-6325

FORM 10-K

The Company's Annual Report on Form 10-K, which has been submitted to the Securities and Exchange Commission, is available free of charge upon written request.

DIRECT INQUIRIES TO:
President
Helmerich & Payne, Inc.
Utica at Twenty-First
Tulsa, Oklahoma 74114
Telephone: (918) 742-5531

ELEVEN-YEAR FINANCIAL REVIEW
HELMERICH & PAYNE, INC.


                          Years Ended September 30,    1994        1993        1992        1991        1990        1989
                          -------------------------    ----        ----        ----        ----        ----        ----
REVENUES AND INCOME*
    Contract Drilling Revenues  . . . . . . . . . .   182,781     149,661    112,833     105,364      90,974      78,315
    Crude Oil Sales . . . . . . . . . . . . . . . .    13,161      15,392     16,369      17,374      16,058      14,821
    Natural Gas Sales . . . . . . . . . . . . . . .    45,261      52,446     38,370      35,628      37,697      33,013
    Gas Marketing Revenues**  . . . . . . . . . . .    51,874      63,786     40,410      10,055      10,566          --
    Chemical Sales  . . . . . . . . . . . . . . . .    18,746      14,286     13,411      12,674      12,067      10,754
    Real Estate Revenues  . . . . . . . . . . . . .     7,396       7,620      7,541       7,542       7,636       7,778
    Dividend Income . . . . . . . . . . . . . . . .     3,621       3,535      4,050       5,285       7,402       9,127
    Other Revenues  . . . . . . . . . . . . . . . .     6,161       8,371      6,716      20,024      56,144      17,361
    Total Revenues  . . . . . . . . . . . . . . . .   329,001     315,097    239,700     213,946     238,544     171,169
    Net Cash Provided by Operating Activities++ . .    79,909      74,619     63,331      52,110      55,422      67,099
    Net Income+ . . . . . . . . . . . . . . . . . .    24,971      24,550     10,849      21,241      47,562      22,700
                                                      -------     -------    -------     -------     -------     -------

PER SHARE DATA
    Net Income+ . . . . . . . . . . . . . . . . . .      1.02        1.01        .45         .88        1.97         .94
    Cash Dividends  . . . . . . . . . . . . . . . .      .485         .48       .465         .46         .44         .42
    Shares Outstanding*** . . . . . . . . . . . . .    24,710      24,637     24,576      24,488      24,485      24,173
                                                      -------     -------    -------     -------     -------     -------

FINANCIAL POSITION
    Net Working Capital*  . . . . . . . . . . . . .    76,238     104,085     82,800     108,212     146,741     114,357
    Ratio of Current Assets to Current Liabilities       2.63        3.24       3.31        4.19        3.72        3.12
    Investments*  . . . . . . . . . . . . . . . . .    87,414      84,945     87,780      96,471      99,574     130,443
    Total Assets* . . . . . . . . . . . . . . . . .   624,827     610,935    585,504     575,168     582,927     591,229
    Long-Term Debt* . . . . . . . . . . . . . . . .        --       3,600      8,339       5,693       5,648      49,087
    Shareholders' Equity* . . . . . . . . . . . . .   524,334     508,927    493,286     491,133     479,485     443,396
                                                      -------     -------    -------     -------     -------     -------

CAPITAL EXPENDITURES*
    Contract Drilling Equipment . . . . . . . . . .    53,752      24,101     43,049      56,297      18,303      17,901
    Wells and Equipment . . . . . . . . . . . . . .    40,916      23,142     21,617      34,741      16,489      30,673
    Chemical Plant and Equipment  . . . . . . . . .       572         540        104       2,478       1,089         745
    Real Estate . . . . . . . . . . . . . . . . . .       902         436        690       2,104       1,467         878
    Other Assets (includes undeveloped leases)  . .     9,741       5,990     17,038       6,909       5,512       6,787
    Total Capital Outlays . . . . . . . . . . . . .   105,883      54,209     82,498     102,529      42,860      56,984
                                                      -------     -------    -------     -------     -------     -------

PROPERTY, PLANT AND EQUIPMENT AT COST*
    Contract Drilling Equipment . . . . . . . . . .   444,432     418,004    404,155     370,494     324,293     323,313
    Producing Properties  . . . . . . . . . . . . .   377,371     340,176    329,264     312,438     287,248     279,768
    Undeveloped Leases  . . . . . . . . . . . . . .    11,729      10,010     12,973       5,552       5,507       5,441
    Chemical Plant and Equipment  . . . . . . . . .    12,417      11,845     11,305      11,202       8,723       7,635
    Real Estate . . . . . . . . . . . . . . . . . .    47,827      47,502     47,286      46,671      44,928      48,016
    Other . . . . . . . . . . . . . . . . . . . . .    49,326      45,785     43,810      37,059      32,682      30,237
    Total Property, Plant and Equipment . . . . . .   943,102     873,322    848,793     783,416     703,381     694,410
                                                      -------     -------    -------     -------     -------     -------

                          Years Ended September 30,    1988        1987        1986        1985        1984
                          -------------------------    ----        ----        ----        ----        ----
REVENUES AND INCOME*
    Contract Drilling Revenues  . . . . . . . . . .    75,985     64,718      68,220      90,647      91,970
    Crude Oil Sales . . . . . . . . . . . . . . . .    14,001     15,223      20,020      32,447      31,367
    Natural Gas Sales . . . . . . . . . . . . . . .    26,154     17,251      21,308      28,335      32,780
    Gas Marketing Revenues**  . . . . . . . . . . .        --         --          --          --          --
    Chemical Sales  . . . . . . . . . . . . . . . .    11,265      9,603       8,471       8,778       8,473
    Real Estate Revenues  . . . . . . . . . . . . .     7,878      7,561       6,839       5,658       5,282
    Dividend Income . . . . . . . . . . . . . . . .    10,069      9,757      11,033      10,878      11,008
    Other Revenues  . . . . . . . . . . . . . . . .    15,213     34,766      29,244      18,054      10,727
    Total Revenues  . . . . . . . . . . . . . . . .   160,565    158,879     165,135     194,797     191,607
    Net Cash Provided by Operating Activities++ . .    57,967     38,337      54,756      72,552      66,927
    Net Income+ . . . . . . . . . . . . . . . . . .    20,150     22,016       7,025      18,498      21,439
                                                      -------    -------     -------     -------     -------

PER SHARE DATA
    Net Income+ . . . . . . . . . . . . . . . . . .       .83        .91         .28         .74         .85
    Cash Dividends  . . . . . . . . . . . . . . . .       .40        .38         .36         .35         .34
    Shares Outstanding*** . . . . . . . . . . . . .    24,166     24,187      24,187      25,146      25,146
                                                      -------    -------     -------     -------     -------

FINANCIAL POSITION
    Net Working Capital*  . . . . . . . . . . . . .   135,275    135,139     108,331     118,340      84,880
    Ratio of Current Assets to Current Liabilities       6.10       6.68        5.61        4.58        3.27
    Investments*  . . . . . . . . . . . . . . . . .   133,726    140,431     158,311     163,045     182,174
    Total Assets* . . . . . . . . . . . . . . . . .   576,473    571,348     563,236     616,034     610,011
    Long-Term Debt* . . . . . . . . . . . . . . . .    70,715     74,732      79,340      85,532      87,114
    Shareholders' Equity* . . . . . . . . . . . . .   430,804    420,833     408,185     427,860     418,163
                                                      -------    -------     -------     -------     -------

CAPITAL EXPENDITURES*
    Contract Drilling Equipment . . . . . . . . . .    19,110     13,993      23,673      27,777       8,682
    Wells and Equipment . . . . . . . . . . . . . .    25,936     27,402      11,767       9,527      41,657
    Chemical Plant and Equipment  . . . . . . . . .       688        307         232         175         108
    Real Estate . . . . . . . . . . . . . . . . . .     3,095      6,128       1,409       9,782       1,190
    Other Assets (includes undeveloped leases)  . .     2,623      2,041       2,075       5,397       4,969
    Total Capital Outlays . . . . . . . . . . . . .    51,452     49,871      39,156      52,658      56,606
                                                      -------    -------     -------     -------     -------

PROPERTY, PLANT AND EQUIPMENT AT COST*
    Contract Drilling Equipment . . . . . . . . . .   313,289    309,865     307,199     287,641     264,801
    Producing Properties  . . . . . . . . . . . . .   251,445    228,214     215,488     218,102     212,475
    Undeveloped Leases  . . . . . . . . . . . . . .     3,305      4,197       7,294      10,403      15,477
    Chemical Plant and Equipment  . . . . . . . . .     6,889      6,201       5,894       5,662       5,507
    Real Estate . . . . . . . . . . . . . . . . . .    47,165     44,070      38,131      36,538      26,930
    Other . . . . . . . . . . . . . . . . . . . . .    28,279     28,675      28,846      28,345      28,378
    Total Property, Plant and Equipment . . . . . .   650,372    621,222     602,852     586,691     553,568
                                                      -------    -------     -------     -------     -------

* Thousand of dollars
** Gas Marketing activities began in 1990
*** 000's omitted
++ Funds generated by operations for 1984-1985
+ Includes cumulative effect of change in accounting for income taxes of $4,000,000 ($.16 per share) for 1994

ELEVEN-YEAR OPERATING REVIEW
HELMERICH & PAYNE, INC.

                          Years Ended September 30,    1994        1993        1992        1991        1990       1989
                          -------------------------    ----        ----        ----        ----        ----       ----
CONTRACT DRILLING
    Drilling Rigs, United States  . . . . . . . . .        47          42         39          46          49          49
    Drilling Rigs, International  . . . . . . . . .        29          29         30          25          20          20
    Contract Wells Drilled, United States . . . . .       162         128        100         106         119         108
    Total Footage Drilled, United States* . . . . .     1,842       1,504      1,085       1,301       1,316       1,350
    Average Depth per Well, United States . . . . .    11,367      11,746     10,853      12,274      11,059      12,500
    Percentage Rig Utilization, United States . . .        69          53         42          47          50          44
    Percentage Rig Utilization, International . . .        88          68         69          45          46          30
                                                       ------      ------     ------      ------      ------      ------

PETROLEUM EXPLORATION AND DEVELOPMENT
    Gross Wells Completed . . . . . . . . . . . . .        44          42         54          45          36          45
    Net Wells Completed . . . . . . . . . . . . . .        15        15.9       17.8        20.2        15.3        15.2
    Net Dry Holes . . . . . . . . . . . . . . . . .       1.7         4.3        4.3         4.3         3.4         2.8
                                                       ------      ------     ------      ------      ------      ------

PETROLEUM PRODUCTION
    Net Crude Oil and Natural Gas Liquids
      Produced (barrels daily)  . . . . . . . . . .     2,431       2,399      2,334       2,152       2,265       2,486
    Net Oil Wells Owned -- Primary Recovery . . . .       202         202        220         227         223         201
    Net Oil Wells Owned -- Secondary Recovery . . .        71          71         74          55          46         214
    Secondary Oil Recovery Projects . . . . . . . .        14          14         14          12          12          17
    Net Natural Gas Produced
      (thousands of cubic feet daily) . . . . . . .    72,953      78,023     75,470      66,617      65,147      57,490
    Net Gas Wells Owned . . . . . . . . . . . . . .       341         307        289         278         194         205
                                                       ------      ------     ------      ------      ------      ------

NATURAL GAS ODORANTS AND
OTHER CHEMICALS
    Chemicals Sold (pounds)*  . . . . . . . . . . .     8,071       7,930      8,452       8,155       8,255       7,702
                                                       ------      ------     ------      ------      ------      ------

REAL ESTATE MANAGEMENT
    Gross Leasable Area (square feet)*  . . . . . .     1,652       1,656      1,656       1,664       1,664       1,669
    Percentage Occupancy  . . . . . . . . . . . . .        83          86         87          86          85          90
                                                       ------      ------     ------      ------      ------      ------

TOTAL NUMBER OF EMPLOYEES
    Helmerich & Payne, Inc. and Subsidiaries+ . . .     2,787       2,389      1,928       1,758       1,864       1,100
                                                       ------      ------     ------      ------      ------      ------

                          Years Ended September 30,    1988        1987        1986        1985       1984
                          -------------------------    ----        ----        ----        ----       ----
CONTRACT DRILLING
    Drilling Rigs, United States  . . . . . . . . .        48         50          48          47          44
    Drilling Rigs, International  . . . . . . . . .        18         19          19          19          19
    Contract Wells Drilled, United States . . . . .       115        110         110         111         132
    Total Footage Drilled, United States* . . . . .     1,284      1,182       1,384       1,477       1,529
    Average Depth per Well, United States . . . . .    11,165     10,745      12,582      13,306      11,583
    Percentage Rig Utilization, United States . . .        45         39          44          65          60
    Percentage Rig Utilization, International . . .        16         30          47          41
                                                       ------     ------      ------      ------      ------

PETROLEUM EXPLORATION AND DEVELOPMENT
    Gross Wells Completed . . . . . . . . . . . . .        45         18          27          42          41
    Net Wells Completed . . . . . . . . . . . . . .      14.6        5.2        10.3        19.5        17.1
    Net Dry Holes . . . . . . . . . . . . . . . . .       1.6         .5         3.6         9.7         8.0
                                                       ------     ------      ------      ------      ------

PETROLEUM PRODUCTION
    Net Crude Oil and Natural Gas Liquids
      Produced (barrels daily)  . . . . . . . . . .     2,463      2,578       3,077       3,388       3,033
    Net Oil Wells Owned -- Primary Recovery . . . .       202        199         234         234         233
    Net Oil Wells Owned -- Secondary Recovery . . .       222        237         235         259         126
    Secondary Oil Recovery Projects . . . . . . . .        21         20          18          19          18
    Net Natural Gas Produced
      (thousands of cubic feet daily) . . . . . . .    45,480     31,752      32,392      35,288      37,316
    Net Gas Wells Owned . . . . . . . . . . . . . .       197        180         180         174         173
                                                       ------     ------      ------      ------      ------

NATURAL GAS ODORANTS AND
OTHER CHEMICALS
    Chemicals Sold (pounds)*  . . . . . . . . . . .     8,507      8,165       7,554       9,123       9,288
                                                       ------     ------      ------      ------      ------

REAL ESTATE MANAGEMENT
    Gross Leasable Area (square feet)*  . . . . . .     1,670      1,595       1,433       1,333       1,238
    Percentage Occupancy  . . . . . . . . . . . . .        90         94          95          93          91
                                                       ------     ------      ------      ------      ------

TOTAL NUMBER OF EMPLOYEES
    Helmerich & Payne, Inc. and Subsidiaries+ . . .     1,156      1,026         844       1,126       1,242
                                                       ------     ------      ------      ------      ------


* 000's omitted.
+ 1984-1989 include U.S. employees only

DIRECTORS                                                   OFFICERS
- ---------                                                   --------
W. H. HELMERICH, III                                        W. H. HELMERICH, III
Chairman of the Board,                                      Chairman of the Board
Tulsa, Oklahoma

HANS HELMERICH                                              HANS HELMERICH
President and Chief Executive Officer,                      President and Chief Executive Officer
Tulsa, Oklahoma

WILLIAM L. ARMSTRONG                                        ALLEN S. BRAUMILLER
Chairman, Ambassador Media Corporation,                     Vice President,
Denver, Colorado                                            Exploration

GLENN A. COX*                                               GEORGE S. DOTSON
President and Chief Operating Officer, Retired,             Vice President,
Phillips Petroleum Co.,                                     President of Helmerich & Payne
Bartlesville, Oklahoma                                      International Drilling Co.

GEORGE S. DOTSON                                            DOUGLAS E. FEARS
Vice President,                                             Vice President,
President of Helmerich & Payne                              Finance
International Drilling Co.,
Tulsa, Oklahoma                                             STEVEN R. MACKEY
                                                            Vice President, Secretary,
C. W. FLINT, JR.*                                           and General Counsel
Chairman,
Flint Industries, Inc.,                                     JAMES L. PAYNE
Tulsa, Oklahoma                                             Vice President,
                                                            Real Estate
GEORGE A. SCHAEFER
Chairman and Chief Executive Officer, Retired,              STEVEN R. SHAW
Caterpillar Inc.,                                           Vice President,
Peoria, Illinois                                            Production

HARRY W. TODD
Chairman, CEO, and President, Retired,
Rohr Industries, Inc.,
Chula Vista, California

JOHN D. ZEGLIS
Senior Vice President and General Counsel,
American Telephone & Telegraph Co.,
Basking Ridge, New Jersey


*Member, Audit Committee