Form 10-K, Exhibit 13
period 1995-09-30
HELMERICH & PAYNE INC
filed 1995-12-22
CIK 46765

                                                                      EXHIBIT 13
================================================================================
                 HELMERICH & PAYNE, INC. ANNUAL REPORT FOR 1995
================================================================================



         =========================================================================================
         HIGHLIGHTS
         =========================================================================================
            Years Ended September 30,                            1995                     1994
         -----------------------------------------------------------------------------------------
         Revenues                                          $  325,776,000           $  329,001,000
         -----------------------------------------------------------------------------------------
         Net Income                                        $    9,751,000           $   24,971,000
         -----------------------------------------------------------------------------------------
         Earnings Per Share                                $          .40           $         1.02
         -----------------------------------------------------------------------------------------
         Dividends Paid Per Share                          $          .50           $         .485
         -----------------------------------------------------------------------------------------
         Capital Expenditures                              $  111,776,000           $  105,883,000
         -----------------------------------------------------------------------------------------
         Total Assets                                      $  710,165,000           $  624,827,000
         -----------------------------------------------------------------------------------------





================================================================================
HELMERICH & PAYNE, INC. IS A DIVERSIFIED, ENERGY-ORIENTED COMPANY ENGAGED IN CONTRACT DRILLING, OIL AND GAS EXPLORATION AND PRODUCTION, CHEMICALS MANUFACTURING, AND REAL ESTATE DEVELOPMENT AND MANAGEMENT. THE COMPANY ALSO HOLDS SUBSTANTIAL EQUITY INVESTMENTS IN SEVERAL OTHER PUBLICLY OWNED CORPORATIONS.
================================================================================

================================================================================
PRESIDENT'S LETTER
================================================================================


To the Co-owners of Helmerich & Payne, Inc.

In our fast paced lives, we easily forget to pause long enough to reflect on our significant milestones.

The Company's celebration of its 75th year anniversary provided such an opportunity during 1995. The theme of that celebration is captured by Peter Drucker when he suggests that people are a Company's only strategic asset. From the first days of the partnership between my grandfather and Bill Payne, the Company has been built on the principle that success springs from the character and competency of its people.

The acceleration of change in today's world and the challenge of generating growth and economic returns in a stagnate energy industry only act to underscore that our future will be measured by our ability to carry forward the successful combination of talent and integrity characteristic of the people that have served the Company during its first 75 years.

On the first score, I am convinced we will continue to recruit and develop a team with superior skills and training. In fact, today we are stronger than ever and are building a roster loaded with talent as we face the opportunities ahead.

But talent is not enough. It must be teamed together with the inner qualities of integrity and trustworthiness.

This elusive quality of heart is more a matter of daily habit than a slogan or catch phrase. It is not scripted by company policy, but from deep inside, a kind of internal reflex of character. My grandfather was fond of saying that you must always hire good people and that life was just too short to do business with the wrong people. Over the years, our nation has produced a goodness, a strength of character in its people that has fueled the greatest economy and quality of life ever before in all of history.

Looking forward, does de Tocqueville's classic observation that America's greatness is secured from the wellspring of her basic goodness still hold true for our children? In his tour across America, Colin Powell lamented that our society had lost its sense of shame. Our young people are paying a terrible price. We lead the industrialized world in illegitimate births, abortions, teenage suicide, and violent crime while ranking at the bottom in our elementary and secondary school achievement scores.

By its nature, the government cannot impart goodness, and displacing parental responsibility with political compassion is doomed to fail. We see our prisons and welfare rolls dominated by the fatherless. If a young person's core principles and goodness of heart are nurtured from early childhood, shaped and cultivated within families, then every business person and citizen has a stake in their success. Strong families drive our future.

Scripture speaks of turning the hearts of the fathers to the children and an African proverb says the raising of a child is so important that it takes an entire village to do it.

While the government can play a role by reforming welfare and reducing the crushing tax burden, only parents, families, relatives, pastors, troop leaders, coaches, and teachers can build and safeguard our nation's most strategic asset, our children.


                                                       Sincerely,


                                                       Hans Helmerich
December 15, 1995                                           President

================================================================================
DRILLING HELMERICH & PAYNE INTERNATIONAL DRILLING CO.
================================================================================


SUMMARY     At the close of 1995, Helmerich & Payne International Drilling Co.
owned 30 land rigs and 11 offshore platform rigs in the United States, and 35 land rigs in the countries of Venezuela (18), Colombia (10), Ecuador (4), Bolivia (2), and Trinidad (1). Financial results in 1995 improved considerably over 1994 with revenues and pre-tax operating profit increasing 11 and 38 percent, respectively.

INTERNATIONAL OPERATIONS     The Company has had operations in South America
since the 1950's and today the region ranks among the most active contract drilling arenas in the world. A total of nine rigs were moved to South America in 1995, three of which were deployed to Colombia for the Cusiana/Cupiagua development operated by BP Exploration, and two rigs were moved to Bolivia for Exxon and Total. Four rigs were sent to Venezuela and one more was en route at the close of the fiscal year. For the first time in several decades, Venezuela is encouraging outside investment to develop its prolific oil and gas resources. This change in policy is expected to stimulate additional demand for drilling services in the future.

DOMESTIC OPERATIONS      Land rig utilization averaged 73 percent in 1995,
compared with 66 percent the previous year. An average of five more rigs worked throughout the year than in 1994, primarily due to the Company's acquisition of ENSCO's domestic land drilling business in the third quarter of last year.

Offshore platform activity declined in 1995, with Company-owned rigs averaging 66 percent utilization compared with 79 percent in 1994. Five rigs worked continually in the Gulf of Mexico and two rigs offshore California. The Company also provided labor and other services for two Exxon-owned platform rigs located offshore California.

In the spring of 1995, Helmerich & Payne International Drilling Co. was awarded a contract to design, build, and operate an offshore platform rig for Shell Offshore Inc.'s (SOI) Mars tension leg platform (TLP) in the Gulf of Mexico. The Mars project, considered by many to be the largest discovery in the Gulf of Mexico in more than 20 years, is scheduled to begin in the spring of 1996 and will be set at a water depth exceeding 2,900 feet. The Company was also awarded a letter of intent to build a similar rig for SOI's Ram-Powell project which is scheduled to begin in 1997. The Ram- Powell TLP will be set at a water depth of approximately 3,200 feet. Deepwater developments like these will be pivotal to the future of the offshore oil and gas industry, and the Company is well positioned to participate at the forefront of this trend.

OUTLOOK     Four points stand out among the myriad issues and challenges facing the Company and this industry. First, safety and the prevention of accidents is and will continue to be a crucial objective. Second, the organizational structure needs to have the agility to respond effectively in periods of both high and low demand. Third, as customers continue to hone their organizations to achieve better efficiency and productivity, this will create opportunities for contractors to provide additional services. Finally, each of these three points is contributing to the formation of alliances between operators, contractors, and other service companies. The Company is leading and participating in several of these relationships, and is committed to further enhancing its ability to add value to the customer.

================================================================================
EXPLORATION & PRODUCTION HELMERICH & PAYNE, INC.
================================================================================


SUMMARY     Helmerich & Payne, Inc. explores for, develops, and acquires oil and natural gas reserves primarily in the states of Oklahoma, Kansas, Texas, and Louisiana. Additionally, the Company provides natural gas marketing services through its wholly-owned subsidiary, Helmerich & Payne Energy Services, Inc. At year-end, the Company reported proved reserves of approximately 280 billion cubic feet (Bcf) of natural gas and 6.3 million barrels of oil. Reserves were approximately 290.7 Bcf and 6.7 million barrels in 1994.

PRODUCTION OVERVIEW     Natural gas production averaged 72,387 thousand cubic
feet (Mcf) per day in 1995, compared with a 72,953 Mcf per day average in 1994. The average price received for natural gas fell by 45 cents per Mcf to $1.27 in 1995, reducing natural gas revenue by 25 percent for the year. Oil production averaged 2,214 barrels per day compared with 2,431 barrels in 1994. The average price received per barrel of oil increased to $16.37 per barrel in 1995, from $14.83 the previous year.

FINANCIAL OVERVIEW     Effective in 1995, the Company adopted Statement of
Financial Accounting Standards No. 121 (SFAS 121) "Accounting for the Impairment of Long-Lived Assets" which resulted in a $20 million non-cash charge to pre-tax operating profit. Under SFAS 121, the Company measures impairment to oil and gas assets on a field-by-field basis, rather than using a single cost center. This impairment charge, coupled with the collapse of natural gas prices, had a significant negative impact on the year's financial results.

----------------------------------------------------------------------------------------------------
FINANCIAL SUMMARY
----------------------------------------------------------------------------------------------------
           Years Ended September 30,                1995                  1994                1993
----------------------------------------------------------------------------------------------------
                                                                     (in thousands)

Oil Revenue . . . . . . . . . . . . . . . .         $13,227              $13,161             $15,392
Natural Gas Revenue . . . . . . . . . . . .          33,851               45,261              52,446
Pre-tax Operating Profit (Loss) . . . . . .         (23,961)               3,245              19,495
Depreciation and Depletion  . . . . . . . .          19,913               19,523              18,294
SFAS 121 Impairment . . . . . . . . . . . .          19,982                   --                  --
Capital Expenditures  . . . . . . . . . . .          20,956               45,809              25,551
----------------------------------------------------------------------------------------------------

DRILLING AND EXPLORATION     The Company participated in the drilling of 59
(27.4 net) wells in 1995, 46 (24.1 net) of which were development wells, and 13 (3.3 net) were classified as exploratory wells. A total of 42 wells (21.5 net) were productive and 17 (5.9 net) wells were dry holes.

During 1995, the Company increased its investment in exploration prospects.
The Company had working interests in several high profile, yet unsuccessful wells including the Sealind 1-11 in Wyoming, and the Shadyside A-1 and the Miami Fee No. 5 in Louisiana. In the Louisiana Austin Chalk, the Company is exchanging or pooling some of its acreage on the western side of this prospect for overriding royalties or carried interests in exploratory drilling efforts. The Company intends to minimize its financial exposure to the exploratory phase of this prospect, while retaining an acreage position for potential development opportunities.

OUTLOOK     In September of 1995, the Company restructured its Exploration and
Production Division around geographically focused teams. Each team will review and develop drilling, workover, and acquisition prospects for a specific region. The objective is to enhance performance by refocusing on the Company's strengths in key geographic regions.

================================================================================
REAL ESTATE HELMERICH & PAYNE PROPERTIES, INC.
================================================================================


SUMMARY     The purchase of Utica Square Shopping Center in 1964 marked the beginning of the Company's active involvement in Tulsa's commercial real estate market. Through its wholly-owned subsidiary, Helmerich & Payne Properties, Inc., the Company owns 1,652,311 square feet of leasable space and approximately 257 acres of undeveloped land. An increase in industrial leasing activity helped move the Company's occupancy level from an average of 83 percent in 1994, to 87 percent in 1995.

Pre-tax operating profit fell sharply in 1995, as the Company adopted Statement of Financial Accounting Standards No. 121 (SFAS 121) which resulted in a write-down in the book value of two combination office/warehouse properties acquired in the mid-1980's.

-----------------------------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
-----------------------------------------------------------------------------------------------------
           Years Ended September 30,                   1995                1994                1993
-----------------------------------------------------------------------------------------------------
                                                                      (in thousands)

         Gross Revenues . . . . . . . . . . .       $ 7,570              $ 7,803             $ 7,630
         Pre-Tax Operating Profit . . . . . .         2,157                4,460               4,149
         Depreciation Expense . . . . . . . .         1,623                1,624               1,679
         SFAS 121 Impairment  . . . . . . . .         2,000                   --                  --
         Capital Expenditures . . . . . . . .           907                  916                 458
         Year-End Book Value  . . . . . . . .        23,353               26,065              27,006
         Average Occupancy  . . . . . . . . .            87%                  83%                 86%
-----------------------------------------------------------------------------------------------------



UTICA SQUARE SHOPPING CENTER     With its unique outdoor design spread over 30
landscaped acres, Utica Square Shopping Center is the cornerstone of the Company's real estate portfolio and a landmark in the Tulsa community. Nearly 70 merchants and restaurants reside at Utica Square including Ann Taylor, Banana Republic, The Disney Store, Miss Jackson's, The Limited, Pier 1, Saks Fifth Avenue and Williams-Sonoma.

INDUSTRIAL PROPERTIES     The Company's industrial real estate holdings consist
of two bulk warehouse developments encompassing 697,500 square feet and four combination office/warehouse developments with a total of 367,234 square feet. All of the Company's properties are located in the southeastern section of Tulsa, proximate to major transportation arteries. During 1994, the Company reorganized its marketing strategy for these properties by outsourcing leasing activities to a local broker specializing in industrial properties. The additional exposure derived from this effort, combined with an improved leasing climate, helped increase occupancy from 77 percent at the end of 1994, to 90 percent at the close of 1995.


---------------------------------------------------------------------------------------------------
SUMMARY OF PROPERTY OWNED
---------------------------------------------------------------------------------------------------
Property Name                                     Description                            Square Feet
---------------------------------------------------------------------------------------------------

Utica Square Shopping Center                      Upscale Retail                             405,709
Utica Square Offices and Medical Center           Professional Offices                        94,969
Plaza Office Building                             Corporate Offices                           86,899
Space Center                                      Industrial Warehouses                      495,000
Space Center East                                 Industrial Warehouses                      202,500
Tandem Business Park                              Office/Warehouse Complex                    88,084
Tulsa Business Park                               Office/Warehouse Complex                   204,600
Maxim Center                                      Office/Warehouse Complex                    40,800
Maxim Place                                       Office/Warehouse Complex                    33,750
Southpark                                         Undeveloped 257 Acres                           --
                                                                                          ----------
                                                  Total Square Feet                        1,652,311
                                                                                          ==========
---------------------------------------------------------------------------------------------------

OUTLOOK     There are a number of positive signs in the Tulsa economy which should help to continue the absorption of excess commercial space into the next year. Tulsa was the beneficiary of some significant expansion and relocation decisions in 1995 and the aviation industry, one of the area's largest employers, appears to be enjoying a modest recovery. While a development boom is not anticipated anytime soon, the Company's property holdings are well positioned in the market to benefit from future growth of the Tulsa area.

================================================================================
CHEMICALS NATURAL GAS ODORIZING, INC.
================================================================================


SUMMARY     Natural Gas Odorizing, Inc. (NGO), is a leading producer of mercaptan-based chemicals used as warning agents in natural and liquified petroleum gas (LPG). In most North American jurisdictions natural gas and LPG odorization is required by law before the fuels can be sold for commercial or residential purposes. On a smaller scale, NGO produces similarly composed products which are used as sulfides or feed stock in other processes within the chemical and refining industries.

The Company's Baytown, Texas, plant neighbors an Exxon refinery from which the Company receives its key raw materials, hydrogen sulfide and olefins. Products are shipped in Company-owned tank trucks or in returnable or non-returnable cylinders to a customer base primarily made up of natural gas utilities and LPG distribution companies. NGO competes with two other suppliers in this small but highly competitive market. Approximately nine percent of NGO's sales came from outside of North America in 1995, compared with eight percent in 1994.


----------------------------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
----------------------------------------------------------------------------------------------------
              Years Ended September 30,              1995                1994                  1993
----------------------------------------------------------------------------------------------------
                                                                    (in thousands)
Gross Revenues  . . . . . . . . . . . . . . .      $ 19,055             $ 18,849            $ 14,374
Pre-Tax Operating Profit  . . . . . . . . . .         6,221                5,994               3,665
Depreciation Expense  . . . . . . . . . . . .           672                  654                 594
Capital Expenditures  . . . . . . . . . . . .           859                  619                 630
Pounds of Product Sold  . . . . . . . . . . .         7,670                8,071               7,930
----------------------------------------------------------------------------------------------------

Total revenue and operating profit finished at record levels for the respective sixth and fifth consecutive years in 1995. Product price increases were the major reason for improved results over the past three years.

During 1995, an investment banking firm was retained to advise the Company regarding the potential sale of Natural Gas Odorizing, Inc.

REVENUES AND INCOME BY BUSINESS SEGMENTS
================================================================================
HELMERICH & PAYNE, INC.


----------------------------------------------------------------------------------------------------------
                            Years Ended September 30,                1995            1994            1993
----------------------------------------------------------------------------------------------------------
                                                                                (in thousands)
SALES AND OTHER REVENUES:
    Contract Drilling - Domestic  . . . . . . . . . .             $  93,890      $  86,521        $ 60,328
    Contract Drilling - International   . . . . . . .               110,695         98,111          89,618
                                                                  ---------      ---------        --------
       Total Contract Drilling  Division  . . . . . .               204,585        184,632         149,946
                                                                  ---------      ---------        --------

    Exploration and Production  . . . . . . . . . . .                47,986         58,884          69,795
    Natural Gas Marketing   . . . . . . . . . . . . .                35,301         51,889          63,858
                                                                  ---------      ---------        --------
    Total Oil and Gas Division  . . . . . . . . . . .                83,287        110,773         133,653
                                                                  ---------      ---------        --------

    Chemical Division   . . . . . . . . . . . . . . .                19,055         18,849          14,374
    Real Estate Division  . . . . . . . . . . . . . .                 7,570          7,803           7,630
    Investments and Other Income  . . . . . . . . . .                11,279          6,944           9,494
                                                                  ---------      ---------        --------

Total Revenues    . . . . . . . . . . . . . . . . . .              $325,776       $329,001        $315,097
                                                                  =========      =========        ========

OPERATING PROFIT (LOSS):
    Contract Drilling - Domestic  . . . . . . . . . .             $   7,127      $   5,874        $    122
    Contract Drilling - International   . . . . . . .                21,110         14,645          15,281
                                                                  ---------      ---------        --------
       Total Contract Drilling Division   . . . . . .                28,237         20,519          15,403
                                                                  ---------      ---------        --------

    Exploration and Production  . . . . . . . . . . .               (23,961)         3,245          19,495
    Natural Gas Marketing   . . . . . . . . . . . . .                 1,892          1,525             667
                                                                  ---------      ---------        --------
       Total Oil and Gas Division   . . . . . . . . .               (22,069)         4,770          20,162
                                                                  ---------      ---------        --------

    Chemical Division   . . . . . . . . . . . . . . .                 6,221          5,994           3,665
    Real Estate Division  . . . . . . . . . . . . . .                 2,157          4,460           4,149
                                                                  ---------      ---------        --------
       Total Operating Profit   . . . . . . . . . . .                14,546         35,743          43,379
                                                                  ---------      ---------        --------

OTHER:
    Miscellaneous operating   . . . . . . . . . . . .                (1,624)        (1,292)           (687)
    Income from investments   . . . . . . . . . . . .                10,846          6,303           9,050
    General corporate expense   . . . . . . . . . . .                (8,801)        (8,908)         (6,820)
    Interest expense  . . . . . . . . . . . . . . . .                  (407)          (385)           (925)
    Corporate depreciation  . . . . . . . . . . . . .                  (851)        (1,162)           (766)
                                                                  ---------      ---------        --------
       Total Other  . . . . . . . . . . . . . . . . .                  (837)        (5,444)           (148)
                                                                  ---------      ---------        --------

INCOME BEFORE INCOME TAXES, EQUITY IN INCOME
  (LOSS) OF AFFILIATE, AND CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE: . . . . . . . . . .             $  13,709      $  30,299        $ 43,231
                                                                  =========      =========        ========


--------------------------------------------------------------------------------
Note: This schedule is an integral part of Note 11 (pages 27-28) of the financial statements that follow.

MANAGEMENT'S DISCUSSION & ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION
================================================================================

HELMERICH & PAYNE, INC.

RESULTS OF OPERATIONS

Helmerich & Payne, Inc.'s net income for 1995 was $9,751,000 ($0.40 per share), compared with net income of $24,971,000 ($1.02 per share) in 1994, and $24,550,000 ($1.01 per share) in 1993. Net income in 1995 includes a non-cash, non- recurring charge of $13,600,000 ($0.55 per share) as a result of the Company's adoption of Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. Results for 1994 included $4 million ($0.16 per share) of income due to a one-time reduction in the Company's deferred income taxes from the cumulative effect of adopting SFAS No. 109, Accounting for Income Taxes.

Included in the Company's net income, but not related to its operations, were after-tax gains from the sale of investment securities of $3,481,000 ($0.14 per share) in 1995, and $1,780,000 ($0.07 per share) in 1993. Also included was the Company's portion of income or losses of its equity affiliate, Atwood Oceanics, Inc., which was $0.04 per share of income in both 1995 and 1994, and a loss of $0.02 per share in 1993.

Company revenues declined slightly to $325,776,000 in 1995, from $329,001,000 in 1994, and $315,097,000 in 1993. Although contract drilling revenues rose by 11 percent this past year, oil and gas division revenues declined by almost 25 percent, primarily due to lower natural gas prices and production volumes. Total revenue increased by 4 percent from 1993 to 1994, as a result of increases in domestic drilling (43 percent), international drilling (9 percent), and chemical (31 percent) segments. Revenues from exploration and production (16 percent decrease) and natural gas marketing (19 percent decrease) also fell appreciably in 1994 as oil and natural gas prices and natural gas production volume declined. Total revenues for 1996 are expected to be slightly higher than for 1995 due to increased activity in international contract drilling operations.

Revenues from investments rose to $10,846,000 in 1995, after declining to $6,303,000 in 1994, from $9,050,000 in 1993. Gains from the sale of investment securities were $5,697,000 in 1995, $124,000 in 1994 and $2,914,000 in 1993.
Dividend income was stable during 1995, 1994 and 1993, but interest income steadily decreased as cash balances and interest rates generally declined during these periods.

Costs and expenses in 1995 were $312,067,000, 96 percent of total revenues, compared with 91 percent in 1994, and 86 percent in 1993. Total costs for 1995 were abnormally high due to the adoption of SFAS No. 121 which resulted in a total pre-tax impairment charge of $22,000,000 recorded as additional depreciation, depletion, and amortization. Operating costs as a percentage of operating revenues declined in 1995 to 1993 levels (64 percent) after rising slightly to 66 percent in 1994. The operating cost percentages rose slightly in 1994 because of increased activity in the lower margin domestic land drilling business and an increase in operating expenses in the international contract drilling business.

General and administrative expenses of $8,801,000 in 1995 were down slightly from $8,908,000 in 1994, and up significantly from $6,820,000 in 1993. The increase in 1994 was due primarily to increased costs of employee healthcare benefits and, to a lesser degree, a net increase in pension expense. It is anticipated that 1996 general and administrative expenses will increase slightly from 1995.

Income tax expense, as a percentage of pre-tax income, rose to 37 percent in 1995, from 34 percent in 1994. The effective tax rate for 1994 was lower because of the usage of foreign tax credit carryforwards, tight sands tax credits, and a reduction in Venezuelan taxes as a result of the monetary correction tax law enacted there. The effective tax rate was 42 percent in 1993, prior to the enactment of the monetary correction tax law in Venezuela.

CONTRACT DRILLING DIVISION revenues increased by 11 percent this year, following a 23 percent increase from 1993 to 1994. Domestic drilling operating profit increased to $7,127,000 in 1995, from $5,874,000 in 1994 and $122,000 in
1993. From 1993 to 1994, the Company's U.S. offshore platform rig business improved significantly, thereby helping boost revenue and income. During that time and continuing into 1995, the land rig operations also improved substantially, aided by the 1994 purchase of Ensco's south Texas land rig operations. However, it is anticipated that 1996 domestic revenues and income will not materially change from 1995 levels.

International revenues climbed to $110,695,000 in 1995, from $98,111,000 in 1994, and $89,618,000 in 1993. Operating profit for the international contract drilling sector improved by 44 percent to $21,110,000 for 1995, compared with $14,645,000 in 1994 and $15,281,000 in 1993. Revenues and profit margins in the Company's two most active international operations, Venezuela and Colombia, improved significantly in 1995. The Company sent four new rigs to Venezuela and three to Colombia, bringing rig counts in those countries to 18 and 10, respectively. The Company anticipates its operating profit from international operations will improve for the coming year based on higher activity levels in both Colombia and Venezuela.

In 1994, the Venzuelan government fixed the exchange rate which resulted in exchange losses for the Company totaling approximately $2,764,000. During fiscal 1995, the currency exchange rates remained fixed, however, the Company's operating costs increased due to hyperinflation in the Venezuelan economy. These higher costs were partially offset by the purchase of currency at market rates using Brady Bonds. During the first week of December 1995, the government reset the exchange rate, increasing it from 170 Bolivars to 290 Bolivars to the U.S. dollar. It is estimated that the Company will not experience a material loss, if any, from this devaluation. It is uncertain when the government will reset the exchange rate again but the Company does not expect losses from future fluctuations in the exchange rate during 1996 to be material. The Company will continue to purchase Brady Bonds to help offset a portion of any future exchange losses or higher operating costs as a result of inflation.

OIL AND GAS DIVISION revenues and operating profit have declined over the past two years due to a significant decrease in natural gas prices from $1.84 per Mcf in 1993, to $1.72 in 1994 and $1.27 in 1995. Natural gas production volumes also declined over the same period of time from approximately 78 milion cubic feet a day (Mmcf/d) in 1993, to 73 Mmcf/d in 1994, and 72.4 Mmcf/d in 1995. During 1995, the Company elected to adopt SFAS No. 121, resulting in a $19,982,000 charge to the Oil and Gas Division.

Because of the decline in natural gas volumes and prices, revenues fell from $69,795,000 in 1993, to $58,884,000 in 1994, and to $47,986,000 in 1995.
Operating profit over the same period fell from $19,495,000 in 1993, to $3,245,000 in 1994, and to a loss of $23,961,000 in 1995, which includes the $19,982,000 charge discussed above. Dry-hole and abandonment charges for the oil and gas division rose from $6,938,000 in 1993, to $8,932,000 in 1994, and to $8,981,000 in 1995. Abandonment charges in 1994 increased significantly due to the reduction in the carrying value of the Company's leasehold position in its Austin Chalk prospect in south central Louisiana. Dry-hole expense was up in 1995 due to increased exploratory activity during the year.

A lawsuit was filed in an Oklahoma state court in November of 1995 against Helmerich & Payne, Inc., in which five named plaintiffs, on behalf of themselves and other unnamed plaintiffs, are demanding their royalty share of a gas contract settlement. The plaintiffs are attempting to certify a class which would contain certain of the Company's lessors and certain other mineral owners who own an interest in wells covered by such gas contract settlement. The Company intends to vigorously defend this lawsuit. However, if a certified class is awarded a royalty share of the gas contract settlement, then any such award could have a material impact on income from continuing operations for the applicable quarter. Management believes that any such award should not exceed approximately $2.7 million.

Natural gas marketing revenues, which are primarily derived from selling natural gas produced by other companies (third party), declined to $35,301,000 in 1995, from $51,889,000 in 1994, and $63,858,000 in 1993. Operating profit was $1,892,000 in 1995, $1,525,000 in 1994, and $667,000 in 1993.  The
Company's approach has been to use the existing capacity of its personnel and facilities to derive additional profit from matching its customers with third party producers when the marketing situation is not conducive for the sale of the Company's own natural gas. It is expected that competition will continue to limit fees and premiums for third party natural gas sales. Therefore, the Company does not anticipate significant growth in revenue and income from third party sales in the coming year.

CHEMICAL DIVISION revenues increased by 1 percent from 1994 to 1995 to $19,055,000, and by 31 percent from 1993 to 1994. Operating profit increased by 4 percent from 1994 to 1995 to $6,221,000, and by 64 percent from 1993 to 1994. Product price increases and improved margins accounted for the significant rise in revenues and income in 1994. Growth flattened during 1995 as prices remained stable. The Company has engaged an investment banking firm for the purpose of advising the Company regarding the potential sale of its chemical operations in 1996. Specialty chemical companies appear to be valued at premium prices at this time and the Company believes that, given an attractive price, the timing may be appropriate to sell the Division.

REAL ESTATE DIVISION revenues for 1994 were up, compared to 1995 and 1993, due to the sale of a small parcel of land which resulted in a $450,000 gain. Operating profit for 1995 was down significantly due to a $2,000,000 charge to two properties in connection with the adoption of SFAS No. 121. However, occupancy for 1995 was slightly improved and it is anticipated that the division will return to normal levels of revenues and income during 1996.

FINANCIAL CONDITION

The Company has maintained a very strong balance sheet for many years with current ratios above 1.65 for the last three years and long-term debt to total capitalization remaining below 2 percent for that same period. During 1995, the Company signed a three-year agreement with a syndicate of banks for a line of credit totaling $75 million. At year end, $21,700,000 had been borrowed under the facility. This was the first time the Company had gone to outside sources for capital funding since the early 1980's. Capital expenditures for the last two years were over $100 million and exceeded the funds generated internally. It is anticipated that during 1996 the capital expenditures will again exceed $100 million and that additional borrowings will be necessary to fund those expenditures. Cash flow provided by operating activities totaled $88,572,000 for 1995, $79,909,000 for 1994, and $74,619,000 for 1993. It is
anticipated that cash generated by operating activities will increase again during the coming year due to improvement in rig utilization and profitability in South America. As it did in 1993 and 1995, the Company may choose to sell a portion of its investment portfolio to aid in the funding of capital expenditures. Capital expenditures budgeted for 1996 include continued exploration and development drilling activities, major offshore platform rig construction projects for Gulf of Mexico operations, and the completion of the Company's investment in a joint venture with its equity affiliate, Atwood Oceanics. The joint venture will construct a new generation offshore platform rig for work offshore Australia.

The Company manages a large portfolio of marketable securities which had a cost basis of $87,299,000 at September 30, 1995, and a total market value at that time of $158,201,000, including its investment in Atwood. During 1995, the Company adopted SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, which resulted in the balance sheet adjustment to market values for investments in companies owned less than 20 percent. Accordingly, a deferred tax estimate was added to deferred taxes under the liability section and the net unrealized holding gains were reflected in the shareholders' equity section of the balance sheet. During 1995, the Company paid a dividend of $.50 per share which represented the 24th consecutive year of dividend increases.


----------------------------------------------------------------------------------------------------------
STOCK PORTFOLIO HELD BY THE COMPANY
----------------------------------------------------------------------------------------------------------
                                                                  Number of
                                    September 30, 1995              Shares        Book Value   Market Value
----------------------------------------------------------------------------------------------------------
                                                                             (in thousands,except
                                                                                share amounts)
Schlumberger, Ltd.  . . . . . . . . . . . . . . . . .               740,000      $  23,511       $  48,378
Atwood Oceanics, Inc. . . . . . . . . . . . . . . . .             1,600,000         22,495          32,100
Sun Company, Inc. . . . . . . . . . . . . . . . . . .               466,451          5,742          12,011
Sun Company PFD A . . . . . . . . . . . . . . . . . .               329,053          3,192           9,172
Phillips Petroleum Company  . . . . . . . . . . . . .               240,000          5,976           7,800
Liberty Bancorp.  . . . . . . . . . . . . . . . . . .               395,000          5,743          14,516
Oryx Energy Company . . . . . . . . . . . . . . . . .               625,000          6,032           8,125
Oneok . . . . . . . . . . . . . . . . . . . . . . . .               225,000          2,751           5,231
Other . . . . . . . . . . . . . . . . . . . . . . . .                               11,857          20,868
                                                                                 ---------       ---------
            Total . . . . . . . . . . . . . . . . . .                            $  87,299       $ 158,201
                                                                                 =========       =========

CONSOLIDATED STATEMENTS OF INCOME
================================================================================

HELMERICH & PAYNE, INC.

----------------------------------------------------------------------------------------------------------
                             Years Ended September 30,               1995            1994           1993
----------------------------------------------------------------------------------------------------------
                                                                                (in thousands,
                                                                           except per share amounts)
REVENUES:
    Sales and other operating revenues  . . . . . . .            $  314,930      $ 322,698       $ 306,047
    Income from investments   . . . . . . . . . . . .                10,846          6,303           9,050
                                                                 -----------------------------------------
                                                                    325,776        329,001         315,097
                                                                 -----------------------------------------

COSTS AND EXPENSES:
    Operating costs   . . . . . . . . . . . . . . . .               200,240        213,427         194,856
    Depreciation, depletion and amortization  . . . .                77,115         50,068          48,609
    Dry holes and abandonments  . . . . . . . . . . .                10,096         10,369           6,893
    Taxes, other than income taxes  . . . . . . . . .                15,408         15,545          13,763
    General and administrative  . . . . . . . . . . .                 8,801          8,908           6,820
    Interest  . . . . . . . . . . . . . . . . . . . .                   407            385             925
                                                                 -----------------------------------------
                                                                    312,067        298,702         271,866
                                                                 -----------------------------------------

INCOME BEFORE INCOME TAXES, EQUITY IN INCOME
    (LOSS) OF AFFILIATE AND CUMULATIVE EFFECT OF
    CHANGE IN ACCOUNTING PRINCIPLE  . . . . . . . . .                13,709         30,299          43,231

INCOME TAX EXPENSE  . . . . . . . . . . . . . . . . .                 5,044         10,232          18,279

EQUITY IN INCOME (LOSS) OF AFFILIATE,
    net of income taxes   . . . . . . . . . . . . . .                 1,086            904            (402)
                                                                 -----------------------------------------

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN
    ACCOUNTING PRINCIPLE  . . . . . . . . . . . . . .                 9,751         20,971          24,550

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE .                   --          4,000              --
                                                                 -----------------------------------------

NET INCOME  . . . . . . . . . . . . . . . . . . . . .            $    9,751      $  24,971       $  24,550
                                                                 =========================================

PER COMMON SHARE:
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN
    ACCOUNTING PRINCIPLE  . . . . . . . . . . . . . .            $      .40      $     .86       $    1.01

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE .                    --            .16              --
                                                                 -----------------------------------------
NET INCOME  . . . . . . . . . . . . . . . . . . . . .            $      .40      $    1.02       $    1.01
                                                                 =========================================
AVERAGE COMMON SHARES OUTSTANDING . . . . . . . . . .                24,536         24,416          24,307


--------------------------------------------------------------------------------
The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
================================================================================

HELMERICH & PAYNE, INC.


Assets

----------------------------------------------------------------------------------------------------------
                                                             September 30,        1995             1994
----------------------------------------------------------------------------------------------------------
                                                                                       (in thousands)
CURRENT ASSETS:
    Cash and cash equivalents   . . . . . . . . . . . . . . . . . . . . .      $    19,661       $  29,447
    Short-term investments  . . . . . . . . . . . . . . . . . . . . . . .            8,989           8,997
    Accounts receivable, less reserve of $489 and $1,480  . . . . . . . .           59,314          59,897
    Inventories   . . . . . . . . . . . . . . . . . . . . . . . . . . . .           21,313          20,995
    Prepaid expenses and other  . . . . . . . . . . . . . . . . . . . . .            5,717           3,603
                                                                               ---------------------------
       Total current assets   . . . . . . . . . . . . . . . . . . . . . .          114,994         122,939
                                                                               ---------------------------


INVESTMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          156,908          87,414
                                                                               ---------------------------


PROPERTY, PLANT AND EQUIPMENT, at cost:

    Contract drilling equipment   . . . . . . . . . . . . . . . . . . . .          501,682         444,432
    Oil and gas properties  . . . . . . . . . . . . . . . . . . . . . . .          392,806         389,100
    Real estate properties  . . . . . . . . . . . . . . . . . . . . . . .           46,642          47,827
    Other   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           69,592          61,743
                                                                               ---------------------------
                                                                                 1,010,722         943,102

    Less--Accumulated depreciation, depletion and amortization  . . . . .          586,960         542,451
                                                                               ---------------------------
       Net property, plant and equipment  . . . . . . . . . . . . . . . .          423,762         400,651
                                                                               ---------------------------

OTHER ASSETS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           14,501          13,823
                                                                               ---------------------------

TOTAL ASSETS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $   710,165        $624,827
                                                                               ===========================



--------------------------------------------------------------------------------
The accompanying notes are an integral part of these statements.

LIABILITIES AND SHAREHOLDERS' EQUITY

----------------------------------------------------------------------------------------------------------
                                                             September 30,        1995               1994
----------------------------------------------------------------------------------------------------------
                                                                                       (in thousands)
CURRENT LIABILITIES:

    Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . . . .        $  26,382       $  22,645
    Accrued liabilities   . . . . . . . . . . . . . . . . . . . . . . . .           21,529          24,056
    Notes payable   . . . . . . . . . . . . . . . . . . . . . . . . . . .           21,700           ---
                                                                               ---------------------------
           Total current liabilities  . . . . . . . . . . . . . . . . . .           69,611          46,701
                                                                               ---------------------------

NONCURRENT LIABILITIES:

    Deferred income taxes   . . . . . . . . . . . . . . . . . . . . . . .           66,047          44,462
    Other   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           12,072           9,330
                                                                               ---------------------------
          Total noncurrent liabilities  . . . . . . . . . . . . . . . . .           78,119          53,792
                                                                               ---------------------------


SHAREHOLDERS' EQUITY:

    Common stock, $.10 par value, 80,000,000 shares authorized,
      26,764,476 shares issued  . . . . . . . . . . . . . . . . . . . . .            2,677           2,677
    Preferred stock, no par value, 1,000,000 shares authorized,
      no shares issued  . . . . . . . . . . . . . . . . . . . . . . . . .             --              --
    Additional paid-in capital  . . . . . . . . . . . . . . . . . . . . .           48,436          48,196
    Net unrealized holding gains  . . . . . . . . . . . . . . . . . . . .           38,004            --
    Retained earnings   . . . . . . . . . . . . . . . . . . . . . . . . .          495,692         496,280
                                                                               ---------------------------
                                                                                   584,809         547,153
    Less treasury stock, 1,999,856 shares in 1995 and 2,054,364 shares
      in 1994, at cost  . . . . . . . . . . . . . . . . . . . . . . . . .           22,374          22,819
                                                                               ---------------------------
         Total shareholders' equity   . . . . . . . . . . . . . . . . . .          562,435         524,334
                                                                               ---------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY  . . . . . . . . . . . . . . .         $710,165        $624,827
                                                                               ===========================



--------------------------------------------------------------------------------
The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
================================================================================
HELMERICH & PAYNE, INC.

                                                                              Net
                                               Common Stock    Additional  Unrealized                   Treasury Stock
                                             ----------------   Paid-In     Holding     Retained     -------------------
                                             Shares    Amount   Capital      Gains      Earnings     Shares       Amount
------------------------------------------------------------------------------------------------------------------------
                                                                          (in thousands)

Balance, September 30, 1992 . . . . . . . .  26,764   $2,677   $46,764     $  ---       $467,954     2,188      $(24,109)
  Cash dividends ($.48 per share)   . . . .     ---      ---       ---        ---        (11,815)      ---           ---
  Exercise of stock options   . . . . . . .     ---      ---       888        ---            ---       (61)          542
  Lapse of restrictions on Restricted
     Stock Awards   . . . . . . . . . . . .     ---      ---      (240)       ---            ---       ---           ---
  Amortization of deferred
     compensation   . . . . . . . . . . . .     ---      ---       ---        ---          1,716       ---           ---
Net income  . . . . . . . . . . . . . . . .     ---      ---       ---        ---         24,550       ---           ---
                                             ----------------------------------------------------------------------------
Balance, September 30, 1993 . . . . . . . .  26,764    2,677    47,412        ---        482,405     2,127       (23,567)
  Cash dividends ($.49 per share)   . . . .     ---      ---       ---        ---        (12,097)      ---           ---
  Exercise of stock options   . . . . . . .     ---      ---       549        ---            ---       (43)          415
  Lapse of restrictions on Restricted
     Stock Awards   . . . . . . . . . . . .     ---      ---      (246)       ---            ---       ---           ---
  Stock issued under Restricted
     Stock Award Plan   . . . . . . . . . .     ---      ---       481        ---           (814)      (30)          333
  Amortization of deferred
     compensation   . . . . . . . . . . . .     ---      ---       ---        ---          1,815       ---           ---
  Net income  . . . . . . . . . . . . . . .     ---      ---       ---        ---         24,971       ---           ---
                                             ----------------------------------------------------------------------------
Balance, September 30, 1994 . . . . . . . .  26,764    2,677    48,196        ---        496,280     2,054       (22,819)
  Adjustment to beginning balance for
     change in accounting method, net
     of income taxes of $21,106   . . . . .     ---      ---       ---     34,435            ---       ---           ---
  Change in net unrealized holding
     gains, net of income taxes
     of $2,187  . . . . . . . . . . . . . .     ---      ---       ---      3,569            ---       ---           ---
  Cash dividends ($.50 per share)   . . . .     ---      ---       ---        ---        (12,372)      ---           ---
  Exercise of stock options   . . . . . . .     ---      ---       859        ---            ---       (69)          615
  Lapse of restrictions on Restricted
     Stock Awards   . . . . . . . . . . . .     ---      ---      (229)       ---            ---       ---           ---
  Forfeiture of restricted stock award  . .     ---      ---      (390)       ---            560        15          (170)
Amortization of deferred
     compensation   . . . . . . . . . . . .     ---      ---       ---        ---          1,473       ---           ---
  Net income  . . . . . . . . . . . . . . .     ---      ---       ---        ---          9,751       ---           ---
                                             ----------------------------------------------------------------------------
Balance, September 30, 1995 . . . . . . . .  26,764   $2,677   $48,436    $38,004       $495,692     2,000      $(22,374)
                                             ============================================================================
-------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
================================================================================
HELMERICH & PAYNE, INC.



-------------------------------------------------------------------------------------------------------------------------
                                           Years Ended September 30,       1995          1994        1993
-------------------------------------------------------------------------------------------------------------------------
                                                                                    (in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income      . . . . . . . . . . . . . . . . . . . . . . . . . .    $  9,751     $  24,971    $ 24,550
  Adjustments to reconcile net income to net
     cash provided by operating activities-
        Depreciation, depletion and amortization  . . . . . . . . . .      77,115        50,068      48,609
        Dry holes and abandonments  . . . . . . . . . . . . . . . . .      10,096        10,369       6,893
        Cumulative effect of change in accounting principle   . . . .         ---        (4,000)        ---
        Equity in (income) loss of affiliate before income taxes  . .      (1,752)       (1,458)        435
        Amortization of deferred compensation   . . . . . . . . . . .       1,473         1,815       1,716
        Gain on sale of securities  . . . . . . . . . . . . . . . . .      (5,697)         (124)     (2,914)
        Gain on sale of fixed assets, other   . . . . . . . . . . . .      (1,115)       (2,465)       (557)
        Change in assets and liabilities-
            (Increase) decrease in accounts receivable  . . . . . . .         583        (3,592)    (13,486)
            Increase in inventories   . . . . . . . . . . . . . . . .        (318)       (3,349)        (35)
            (Increase) decrease in prepaid expenses and other   . . .      (2,792)        5,050        (492)
            Increase (decrease) in accounts payable   . . . . . . . .       2,675        (1,191)      7,523
            Increase (decrease) in accrued liabilities  . . . . . . .      (2,481)        1,617      (1,619)
            Increase  (decrease)  in deferred income taxes  . . . . .      (1,708)        3,739       5,600
            Increase (decrease) in other noncurrent liabilities   . .       2,742        (1,541)     (1,604)
                                                                        ------------------------------------
            Total adjustments   . . . . . . . . . . . . . . . . . . .      78,821        54,938      50,069
                                                                        ------------------------------------
                Net cash provided by operating activities   . . . . .      88,572        79,909      74,619
                                                                        ------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures, including dry hole costs  . . . . . . . . . .    (110,760)     (102,883)    (54,209)
  Proceeds from sale of property, plant and equipment . . . . . . . .       2,923         5,971       4,801
  Purchase of investments   . . . . . . . . . . . . . . . . . . . . .     (12,858)       (1,500)     (2,400)
  Proceeds from sale of investments . . . . . . . . . . . . . . . . .      11,713           373       7,904
  Purchase of short-term investments  . . . . . . . . . . . . . . . .         ---           (12)     (3,036)
  Proceeds from sale of short-term investments  . . . . . . . . . . .           7           124       7,055
                                                                        ------------------------------------
                Net cash used in investing activities   . . . . . . .    (108,975)      (97,927)    (39,885)
                                                                        ------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt  . . . . . . . . . . . . .         ---           ---       2,070
  Payments made on long-term debt   . . . . . . . . . . . . . . . . .         ---        (3,139)     (2,180)
  Proceeds from notes payable   . . . . . . . . . . . . . . . . . . .      37,100           ---         ---
  Payments made on notes payable  . . . . . . . . . . . . . . . . . .     (15,400)          ---         ---
  Dividends paid  . . . . . . . . . . . . . . . . . . . . . . . . . .     (12,365)      (11,965)    (11,808)
  Proceeds from exercise of stock options . . . . . . . . . . . . . .       1,282           913       1,254
                                                                        ------------------------------------
                Net cash provided by (used in) financing
                  activities  . . . . . . . . . . . . . . . . . . . .      10,617       (14,191)    (10,664)
                                                                        ------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS     . . . . . . . . . . . . . . . . . . . . . . . . . .      (9,786)      (32,209)     24,070
CASH AND CASH EQUIVALENTS, beginning of period  . . . . . . . . . . .      29,447        61,656      37,586
                                                                        ------------------------------------
CASH AND CASH EQUIVALENTS, end of period  . . . . . . . . . . . . . .   $  19,661     $  29,447   $  61,656
                                                                        ====================================
-------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
HELMERICH & PAYNE, INC.                        September 30, 1995, 1994 and 1993


--------------------------------------------------------------------------------
NOTE 1  SUMMARY OF ACCOUNTING POLICIES
--------------------------------------------------------------------------------

CONSOLIDATION -
The consolidated financial statements include the accounts of Helmerich & Payne, Inc. (the Company), and all of its wholly-owned subsidiaries. Fiscal years of the Company's foreign consolidated operations are August 31 to facilitate reporting of consolidated accounts.

TRANSLATION OF FOREIGN CURRENCIES -
The Company has determined that the functional currency for its foreign subsidiaries is the U.S. dollar. Foreign currency transaction gain for 1995 was $1,845,000 with losses for the years 1994 and 1993 of $2,764,000, and $493,000, respectively.

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

Effective July 1, 1995, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which requires impairment losses to be recognized for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the assets carrying amount. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. Under the new statement, the Company now evaluates impairment of exploration and production assets on a field by field basis rather than using one worldwide cost center for its proved properties. Fair values are based on discounted future cash flows or information provided by sales and purchases of similar assets.

Substantially all other property, plant and equipment is depreciated using the straight-line method based on the following estimated useful lives:

----------------------------------------------------------------------------
                                                                       YEARS
----------------------------------------------------------------------------
Contract drilling equipment . . . . . . . . . . . . . . . . . . . . .   4-10
Chemical plant and equipment  . . . . . . . . . . . . . . . . . . . .  10-25
Real estate buildings and equipment . . . . . . . . . . . . . . . . .  10-50
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3-33
----------------------------------------------------------------------------

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

INVESTMENTS -
Prior to October 1, 1994, investments in companies owned less than 20 percent were carried at the lower of cost or market. The Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", effective October 1, 1994. SFAS No. 115 requires that the Company's investments in companies owned less than 20 percent, all of which are considered available-for-sale securities, be carried at their fair value. Upon adoption of SFAS No. 115, the Company recorded an increase to shareholders' equity of $34 million, which is net of income taxes of $21 million.

The Company determines fair value of its investments in companies owned less than 20 percent based on quoted market prices. The cost of securities used in determining realized gains and losses is based on average cost of the security sold.

Investments in companies owned from 20 to 50 percent are accounted for using the equity method with the Company recognizing its proportionate share of the income or loss of each investee. The Company owned 24.14 percent and 24.3 percent of Atwood Oceanics, Inc. (Atwood) at September 30, 1995 and 1994, respectively. The quoted market value of the Company's investment was $32,100,000 and $22,800,000 at September 30, 1995 and 1994, respectively.
Retained earnings at September 30, 1995 include approximately $10,315,000 of undistributed earnings of Atwood. At September 30, 1995, the Company also had invested $8.3 million in a joint venture with Atwood to build and operate a new generation offshore platform drilling rig, which is currently under construction. The Company has a receivable from Atwood of $2.2 million related to the construction of the drilling rig.

--------------------------------------------------------------------------------

Summarized financial information of Atwood is as follows:

--------------------------------------------------------------------------------------------------------------------
                                                                            1995             1994              1993
--------------------------------------------------------------------------------------------------------------------
                                                                                        (in thousands)

Gross revenues  . . . . . . . . . . . . . . . . . . . . . . . . . . .    $ 77,315        $  68,045         $  54,219
Costs and expenses  . . . . . . . . . . . . . . . . . . . . . . . . .     (70,255)         (62,045)          (56,010)
                                                                         --------        ---------         ---------
Net income (loss) . . . . . . . . . . . . . . . . . . . . . . . . . .    $  7,060        $   6,000         $  (1,791)
                                                                         ========        =========         =========
Helmerich & Payne, Inc.'s equity in net income
      (loss) of affiliates, net of income taxes . . . . . . . . . . .    $  1,086        $     904         $    (402)
                                                                         ========        =========         =========
Current assets  . . . . . . . . . . . . . . . . . . . . . . . . . . .    $ 34,266        $  37,965         $  27,903
Noncurrent assets . . . . . . . . . . . . . . . . . . . . . . . . . .     118,587          115,065           122,356
Current liabilities . . . . . . . . . . . . . . . . . . . . . . . . .      20,505           13,752            11,900
Noncurrent liabilities  . . . . . . . . . . . . . . . . . . . . . . .      37,456           53,000            58,609
Shareholders' equity  . . . . . . . . . . . . . . . . . . . . . . . .      94,892           86,278            79,750
                                                                         ========        =========         =========
Helmerich & Payne, Inc.'s investment  . . . . . . . . . . . . . . . .    $ 22,495        $  20,743         $  19,285
                                                                         ========        =========         =========
--------------------------------------------------------------------------------------------------------------------

INCOME TAXES -
Effective October 1, 1993, the Company adopted FASB Statement No. 109, "Accounting for Income Taxes." Under Statement No. 109, deferred income taxes are computed using the liability method and are provided on all temporary differences between the financial basis and the tax basis of assets and liabilities. For the year ended September 30, 1993, deferred income taxes are computed using the deferred method and are provided on timing differences between financial and taxable income.

OTHER POST EMPLOYMENT BENEFITS -
The Company provides medical benefits to employees who retired before November 1, 1992. The Company does not provide any other benefits to these retirees. The liability for the benefits provided is not material. Effective October 1, 1995, the Company offered medical benefits to employees who retired after November 1, 1992, with retirees to pay the entire estimated cost of such benefits.

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


--------------------------------------------------------------------------------
NOTE 2   SHORT-TERM BORROWINGS AND CREDIT ARRANGEMENTS
--------------------------------------------------------------------------------
The Company maintains a line of credit agreement with certain banks which provides for maximum borrowing of $75,000,000 at adjustable interest rates. Under the agreement, $75,000,000 may be borrowed through May 1996, and $45,000,000 may be borrowed through May 1998. As of September 30, 1995, the Company had borrowed $21,700,000 at a weighted average interest rate of 7.27%, leaving an unused portion of $53,300,000. Under the line of credit agreement, the Company must meet certain requirements regarding levels of debt, net worth and earnings.

The Company has an additional $8.5 million uncommitted line of credit with a bank which can be used primarily for letters of credit.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTE 3   INCOME TAXES
--------------------------------------------------------------------------------
Effective October 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by FASB Statement No. 109, "Accounting for Income Taxes." The cumulative effect of adopting Statement No. 109 as of October 1, 1993 was to increase net income by $4,000,000. As permitted under the new rules, prior years financial statements have not been restated.
The components of the provision for income taxes are as follows:

--------------------------------------------------------------------------------------------------------------------
                                       Years Ended September 30,            1995             1994            1993
--------------------------------------------------------------------------------------------------------------------
                                                                                        (in thousands)

CURRENT:
     Federal  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  1,102        $   3,645         $   6,190
     Foreign  . . . . . . . . . . . . . . . . . . . . . . . . . . . .       6,442            2,763             5,106
     State  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         370              777               911
                                                                         -------------------------------------------
                                                                            7,914            7,185            12,207
                                                                         -------------------------------------------
DEFERRED:
     Federal  . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (3,155)            (292)            3,174
     Foreign  . . . . . . . . . . . . . . . . . . . . . . . . . . . .         534            3,430             2,616
     State  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        (249)             (91)              282
                                                                         -------------------------------------------
                                                                           (2,870)           3,047             6,072
                                                                         -------------------------------------------
TOTAL PROVISION:                                                         $  5,044        $  10,232         $  18,279
                                                                         ===========================================

--------------------------------------------------------------------------------
The amounts of domestic and foreign income are as follows:
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                       Years Ended September 30,            1995             1994              1993
--------------------------------------------------------------------------------------------------------------------
                                                                                        (in thousands)

INCOME BEFORE INCOME TAXES, EQUITY IN INCOME (LOSS)
  OF AFFILIATE, AND CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLE:
     Domestic   . . . . . . . . . . . . . . . . . . . . . . . . . . .    $ (5,816)       $  17,513         $  29,051
     Foreign  . . . . . . . . . . . . . . . . . . . . . . . . . . . .      19,525           12,786            14,180
                                                                         -------------------------------------------
                                                                         $ 13,709        $  30,299         $  43,231
                                                                         ===========================================

--------------------------------------------------------------------------------
Effective income tax rates as compared to the U.S. Federal income tax rate are as follows:
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                       Years Ended September 30,            1995             1994              1993
--------------------------------------------------------------------------------------------------------------------
U.S. Federal income tax rate  . . . . . . . . . . . . . . . . . . . .        35%             35%               35%
Dividends received deduction  . . . . . . . . . . . . . . . . . . . .        (4)             (2)               (1)
Excess statutory depletion  . . . . . . . . . . . . . . . . . . . . .        (2)             (1)               (1)
Effect of higher foreign tax rates  . . . . . . . . . . . . . . . . .        11               3                 7
Non-conventional fuel source credits utilized . . . . . . . . . . . .        (5)             (1)                -
Other, net  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         2               -                 2
                                                                             ------------------------------------
Effective income tax rate . . . . . . . . . . . . . . . . . . . . . .        37%             34%               42%
                                                                             ====================================

--------------------------------------------------------------------------------
The components of the Company's net deferred tax liabilities are as follows:
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                       Years Ended September 30,        1995             1994
--------------------------------------------------------------------------------------------------------------------
                                                                           (in thousands)
                 DEFERRED TAX LIABILITIES:
                       Property, plant and equipment                   $40,702         $ 42,406
                       Available-for-sale securities                    23,293              ---
                       Pension provision                                 4,774            4,632
                       Equity Investment                                 3,920            3,254
                       Other                                               846              744
                                                                       -------          -------
                             Total deferred tax liabilities             73,535           51,036
                                                                       -------          -------
                 DEFERRED TAX ASSETS:
                       Financial accruals                                5,376            4,419
                       Other                                             2,112            2,155
                                                                       -------          -------
                             Total deferred tax assets                   7,488            6,574
                                                                       -------          -------
                       Valuation allowance                                 ---              ---
                                                                       -------          -------
                             Net deferred tax assets                     7,488            6,574
                                                                       -------          -------
                 NET DEFERRED TAX LIABILITIES                          $66,047          $44,462
                                                                       =======          =======
--------------------------------------------------------------------------------------------------------------------

The deferred income tax provision (benefit) for 1993 results from timing differences in the recognition of revenue and expense for income tax and financial reporting purposes. The sources of these differences and the related income tax effect of each, are as follows:

--------------------------------------------------------------------------------------------------------------
                                                               Year Ended September 30,              1993
--------------------------------------------------------------------------------------------------------------
                                                                                                (in thousands)
Effect of intangible development costs expensed for income tax purposes
  over (under) costs amortized for financial reporting purposes . . . . . . . . . . .              $ 1,302
  Financial under income tax depreciation . . . . . . . . . . . . . . . . . . . . . .                2,134
Pension income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  128
Geophysical expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  (51)
Insurance expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  (36)
Amortization of deferred compensation . . . . . . . . . . . . . . . . . . . . . . . .                 (652)
Restricted stock options vesting  . . . . . . . . . . . . . . . . . . . . . . . . . .                  609
Deferred mobilization revenues  . . . . . . . . . . . . . . . . . . . . . . . . . . .                  566
Sales of long-term investments  . . . . . . . . . . . . . . . . . . . . . . . . . . .                  484
Excess depletion  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  589
Oil and gas revenue recognition timing differences  . . . . . . . . . . . . . . . . .                  262
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  737
                                                                                                   -------
                                                                                                   $ 6,072
                                                                                                   =======

--------------------------------------------------------------------------------
NOTE 4 STOCK OPTIONS, AWARD PLAN AND RIGHTS
--------------------------------------------------------------------------------

The Company has reserved 1,361,681 shares of its treasury stock to satisfy the exercise of stock options issued under the 1982 and 1990 Stock Option Plans. Options awarded under these plans are granted at prices equal to at least market price on the date of grant. Options granted under the 1982 plan have a term of nine years while options granted under the 1990 plan have a term of seven years. Options granted under both plans become exercisable in increments as outlined in the plans. Activity for the incentive stock option plans, was as follows:

----------------------------------------------------------------------------------------------------------
                                Years Ended September 30,        1995               1994             1993
----------------------------------------------------------------------------------------------------------
Outstanding at October 1, . . . . . . . . . . . . . . . . .    835,879            780,079          860,713
Granted . . . . . . . . . . . . . . . . . . . . . . . . . .    107,750            110,250               --
Exercised . . . . . . . . . . . . . . . . . . . . . . . . .    (78,094)           (46,510)         (67,112)
Cancelled . . . . . . . . . . . . . . . . . . . . . . . . .    (24,264)            (7,940)         (13,522)
                                                               -------            -------          -------
Outstanding at September 30,  . . . . . . . . . . . . . . .    841,271            835,879          780,079
                                                               =======            =======          =======
Exercisable at September 30,  . . . . . . . . . . . . . . .    110,399             70,889           19,782
                                                               =======            =======          =======
Weighted average exercise price of options outstanding. . .    $ 26.39            $ 25.65          $ 25.20
                                                               =======            =======          =======
Weighted average exercise price of options exercised  . . .    $ 19.68            $ 21.77          $ 21.53
                                                               =======            =======          =======

----------------------------------------------------------------------------------------------------------

As of September 30, 1995, the Company has issued 360,000 shares of treasury stock under a Restricted Stock Award Plan (the "Plan"). The Company recognized deferred compensation totalling $12,832,000, which was the fair market value of the stock at the time of issuance, as a reduction of retained earnings. The deferred compensation is being amortized over a seven-year period as compensation expense. The unamortized balance at September 30, 1995 and 1994 was $3,189,000 and $5,223,000, respectively. In 1995, 1994, and 1993, restrictions lapsed with respect to 61,000 shares, and the shares were released to Plan participants. In 1995 there was a forfeiture of 15,000 shares.

On September 30, 1995, the Company had 24,764,620 outstanding common stock purchase rights ("Rights"). Each Right entitles the holder thereof, until January 8, 1996, to buy one share of common stock at an exercise price of $60.00. The exercise price and the number of shares of common stock issuable upon the exercise of the Rights are subject to adjustment in certain cases to prevent dilution. The Rights are evidenced by the common stock certificates and are not exercisable or transferable apart from the common stock, until 15 days after a person acquires 15 percent or more of the common stock. In the event the Company is acquired in a merger or other business combination transaction (including one in which the Company is the surviving corporation), it is provided that each Right will entitle its holder to purchase, at the then current exercise price of the Right, that number of shares of common stock of the surviving company, which at the time of such transaction, would have a market value of two times the exercise price of the Right. The Rights do not have any voting rights and are redeemable, at the option of the Company, at a price of $.05 per Right prior to any person or entity acquiring beneficial ownership of at least 15 percent of the common stock. The Rights expire on January 8, 1996. As long as the Rights are not separately transferable, the Company will issue one Right with each new share of common stock issued.

NOTE 5 FINANCIAL INSTRUMENTS

Short-term investments consist mainly of U.S. treasury notes carried at cost, which approximates fair value, and are pledged as collateral for a renewable letter of credit. Notes payable bear interest at market rates and is carried at cost which approximates fair value.

The following is a summary of available-for-sale securities, which excludes those accounted for under the equity method of accounting (see Note 1):

                                                                    Gross            Gross           Estimated
                                                                 Unrealized        Unrealized           Fair
                                                   Cost             Gains            Losses            Value
                                                                         (in thousands)
                                                 -------------------------------------------------------------
Equity Securities, September 30, 1995            $64,804           $61,455            $158            $126,101


During the years ended September 30, 1995, 1994, and 1993, marketable equity available-for-sale securities with a fair value at the date of sale of $11,713,000, $373,000 and $7,904,000, respectively, were sold. The gross realized gains on such sales of available-for-sale securities totaled $5,734,000, $124,000, and $3,579,000, respectively, and the gross realized losses totaled $37,000, $0, and $665,000, respectively.

--------------------------------------------------------------------------------
NOTE 6 IMPAIRMENT OF LONG-LIVED ASSETS
--------------------------------------------------------------------------------

Adoption of SFAS No. 121, effective July 1, 1995, resulted in a before-tax charge of $22 million which is included in depreciation, depletion and amortization expense. The charge reduced 1995 after-tax net income by $13.6 million, or $.55 per share. The before-tax charges included $20 million for proved Exploration and Production properties and $2 million for Real Estate properties. The fair values of the proved properties were determined using the present value of expected future net cash flows. The fair values of the impaired real estate properties were determined based on the estimated sales price of comparable assets.

--------------------------------------------------------------------------------
NOTE 7 EMPLOYEE BENEFIT PLANS
--------------------------------------------------------------------------------

DEFINED BENEFIT PLANS:
The Company has noncontributory pension plans covering substantially all of its employees, including certain employees in foreign countries. The Company makes annual contributions to the plans equal to the maximum amount allowable for tax reporting purposes. Future service benefits are determined using a 1.5 percent career average formula.

The net periodic pension credit included the following components:

--------------------------------------------------------------------------------------------------------------
                                    Years Ended September 30,         1995            1994                1993
--------------------------------------------------------------------------------------------------------------
                                                                                 (in thousands)
Service cost-benefits earned during the year  . . . . . . . .       $ 1,589         $ 1,557            $ 1,304
Interest cost on projected benefit obligations  . . . . . . .         1,301           1,191              1,105
Return on plan assets . . . . . . . . . . . . . . . . . . . .        (2,798)         (2,639)              (522)
Net amortization and deferral . . . . . . . . . . . . . . . .          (301)           (302)            (2,477)
                                                                     ------          ------             ------
        Net pension credit  . . . . . . . . . . . . . . . . .        $ (209)         $ (193)            $ (590)
                                                                     ======          ======             ======

The discount rate used in determining the actuarial value of the projected benefit obligation for 1995, 1994 and 1993 was 7.25%, 7.5% and 7.0%, respectively. The average expected rate of return on plan assets was 8.5% for 1995, 1994 and 1993. The assumed rate of increase in compensation was 5.0% for 1995 and 1994, and 5.5% for 1993.

The following table sets forth the plans' funded status and amounts recognized in the balance sheet:

------------------------------------------------------------------------------------------------------------
                                                Years Ended September 30,         1995                1994
------------------------------------------------------------------------------------------------------------
                                                                                        (in thousands)
Actuarial present value of benefit obligations:
  Vested benefit obligation . . . . . . . . . . . . . . . . . . . . . . .       $ 16,199            $ 13,323
                                                                                ========            ========
  Accumulated benefit obligation  . . . . . . . . . . . . . . . . . . . .       $ 19,215            $ 15,758
                                                                                ========            ========
  Projected benefit obligation  . . . . . . . . . . . . . . . . . . . . .       $ 21,735            $ 17,755
                                                                                ========            ========

Plan assets at fair value, primarily listed stocks, U.S. Government
  securities and guaranteed insurance contracts . . . . . . . . . . . . .       $ 38,114            $ 33,317
                                                                                ========            ========

Projected benefit obligation less than plan assets  . . . . . . . . . . .       $ 16,379            $ 15,562
Unrecognized net gain, including unrecognized
  net assets existing at October 1, 1987  . . . . . . . . . . . . . . . .         (5,959)             (5,589)
Unrecognized prior service cost . . . . . . . . . . . . . . . . . . . . .          1,978               2,216
                                                                                --------            --------
Prepaid pension cost  . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 12,398            $ 12,189
                                                                                ========            ========

--------------------------------------------------------------------------------
DEFINED CONTRIBUTION PLAN:

Substantially all employees on the United States payroll of the Company may elect to participate in the Company sponsored Thrift/401(k) Plan by contributing a portion of their earnings. The Company contributes amounts equal to 100 percent of the first five percent of the participant's compensation subject to certain limitations. Expensed Company contributions were $1,735,000, $1,588,000 and $1,304,000 in 1995, 1994 and 1993, respectively.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTE 8 ACCRUED LIABILITIES
--------------------------------------------------------------------------------

Accrued liabilities consist of the following:

------------------------------------------------------------------------------------------------------------
                                           Years Ended September 30,              1995                1994
------------------------------------------------------------------------------------------------------------
                                                                                        (in thousands)

Accrued royalties payable . . . . . . . . . . . . . . . . . . . . .             $  5,977            $  6,293
Accrued taxes payable . . . . . . . . . . . . . . . . . . . . . . .                3,109               4,669
Accrued workers compensation claims . . . . . . . . . . . . . . . .                2,430               2,364
Accrued equipment cost  . . . . . . . . . . . . . . . . . . . . . .                4,017               3,000
Other accrued liabilities . . . . . . . . . . . . . . . . . . . . .                5,996               7,730
                                                                                --------            --------
                                                                                $ 21,529            $ 24,056
                                                                                ========            ========

------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTE 9 CONCENTRATIONS OF CREDIT RISK
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
                        Years Ended September 30,            1995                  1994                1993
------------------------------------------------------------------------------------------------------------
                                                                              (in thousands)

Cash payments:
Interest paid . . . . . . . . . . . . . . . .             $   408                $  371             $   370
Income taxes paid . . . . . . . . . . . . . .               4,624                 9,516              15,924

Noncash investing activity:
Accrued equipment cost  . . . . . . . . . . .             $ 1,016                $3,000             $    --

------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTE 10 CONCENTRATIONS OF CREDIT RISK
--------------------------------------------------------------------------------

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

--------------------------------------------------------------------------------
NOTE 11 SEGMENT INFORMATION
--------------------------------------------------------------------------------

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

Revenues from one company doing business with the contract drilling segment accounted for approximately 18 percent, 14 percent, and 11.8 percent of the total consolidated revenues during the years ended September 30, 1995, 1994 and 1993, respectively. Collectively, revenues from three companies controlled by the Venezuelan government accounted for approximately 13.4 percent of total consolidated revenues for the year ended September 30, 1995.

Summarized revenues and operating profit by industry segment for the years ended September 30, 1995, 1994 and 1993 are located on page 11. Additional financial information by industry segment is as follows:
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
                      Years Ended September 30,              1995                1994                1993
-----------------------------------------------------------------------------------------------------------
                                                                            (in thousands)
Identifiable assets:
  Contract drilling - Domestic  . . . . . . .            $138,359              $132,804            $112,435
  Contract drilling - International . . . . .             188,587               131,767             113,844
  Exploration and Production  . . . . . . . .             142,184               175,003             162,618
  Natural Gas Marketing . . . . . . . . . . .              10,192                 8,846              13,289
  Chemical division . . . . . . . . . . . . .               9,822                 9,532               9,753
  Real Estate division  . . . . . . . . . . .              24,380                26,958              27,845
  Corporate and other . . . . . . . . . . . .             196,641               139,917             171,151
                                                         --------              --------            --------
                                                         $710,165              $624,827            $610,935
                                                         ========              ========            ========

Depreciation, depletion and amortization:
  Contract drilling - Domestic  . . . . . . .            $ 12,213              $ 11,085            $ 10,126
  Contract drilling - International . . . . .              19,557                15,722              16,929
  Exploration and Production  . . . . . . . .              39,895                19,523              18,294
  Natural Gas Marketing . . . . . . . . . . .                 298                   290                 279
  Chemical division . . . . . . . . . . . . .                 672                   654                 594
  Real Estate division  . . . . . . . . . . .               3,623                 1,624               1,679
  Corporate and other . . . . . . . . . . . .                 959                 1,265                 864
  Intersegment elimination  . . . . . . . . .                (102)                  (95)               (156)
                                                         --------              --------            --------
                                                         $ 77,115              $ 50,068            $ 48,609
                                                         ========              ========            ========

Capital expenditures:
  Contract drilling - Domestic  . . . . . . .            $ 32,503              $ 31,692            $ 16,261
  Contract drilling - International . . . . .              55,044                25,723              10,375
  Exploration and Production  . . . . . . . .              20,956                45,809              25,551
  Natural Gas Marketing . . . . . . . . . . .                 252                    76                 205
  Chemical division . . . . . . . . . . . . .                 859                   619                 630
  Real Estate division  . . . . . . . . . . .                 907                   916                 458
  Corporate and other . . . . . . . . . . . .               1,255                 1,048                 729
                                                         --------              --------            --------
                                                         $111,776              $105,883            $ 54,209
                                                         ========              ========            ========

--------------------------------------------------------------------------------
NOTE 12 SUPPLEMENTARY FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING
ACTIVITIES
--------------------------------------------------------------------------------

All of the Company's oil and gas producing activities are located in the United States.

Results of Operations from Oil and Gas Producing Activities -

-----------------------------------------------------------------------------------------------------------
                       Years Ended September 30,           1995                   1994                1993
-----------------------------------------------------------------------------------------------------------
                                                                             (in thousands)
Revenues  . . . . . . . . . . . . . . . . . .            $ 47,986               $58,884             $69,795
                                                         --------              --------            --------
Production costs  . . . . . . . . . . . . . .              18,035                18,854              19,378
Exploration expense and valuation provisions               14,017                17,262              12,628
Depreciation, depletion and amortization  . .              39,895                19,523              18,294
Income tax expense  . . . . . . . . . . . . .              (7,243)                  890               6,481
                                                         --------              --------            --------
  Total cost and expenses . . . . . . . . . .              64,704                56,529              56,781
                                                         --------              --------            --------
Results of operations (excluding corporate
  overhead and interest costs)  . . . . . . .            $(16,718)              $ 2,355             $13,014
                                                         ========              ========            ========

--------------------------------------------------------------------------------
Capitalized Costs -
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
                                                 At September 30,                 1995              1994
-----------------------------------------------------------------------------------------------------------
                                                                                      (in thousands)
Properties being amortized:
  Proved properties . . . . . . . . . . . . . . . . . . . . . .                $384,755            $377,371
  Unproved properties . . . . . . . . . . . . . . . . . . . . .                   8,051              11,729
                                                                               --------            --------
    Total costs being amortized . . . . . . . . . . . . . . . .                 392,806             389,100
  Accumulated depreciation, depletion and amortization  . . . .                 257,988             225,902
                                                                               --------            --------
    Net Capitalized Costs . . . . . . . . . . . . . . . . . . .                $134,818            $163,198
                                                                               ========            ========

--------------------------------------------------------------------------------

Costs Incurred Relating to Oil and Gas Producing Activities -

----------------------------------------------------------------------------------------------------------
                              Years Ended September 30,             1995          1994              1993
----------------------------------------------------------------------------------------------------------
                                                                             (in thousands)
    Property acquisition:
       Proved   . . . . . . . . . . . . . . . . . . .              $  1,228        $23,115        $  3,100
       Unproved   . . . . . . . . . . . . . . . . . .                 1,565          4,893           2,409
    Exploration   . . . . . . . . . . . . . . . . . .                13,497         12,418          11,769
    Development   . . . . . . . . . . . . . . . . . .                 9,703         12,888          13,964
                                                                   --------        -------        --------
       Total  . . . . . . . . . . . . . . . . . . . .               $25,993        $53,314         $31,242
                                                                   ========        =======        ========


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


-----------------------------------------------------------------------------------------------------------
                                                                                OIL (Bbls.)     GAS (Mmcf)
-----------------------------------------------------------------------------------------------------------
Proved reserves at September 30, 1992 . . . . . . . . . . . . . . . . . .        7,507,586         294,596
Revisions of previous estimates . . . . . . . . . . . . . . . . . . . . .          (15,550)          9,568
Extensions, discoveries and other additions . . . . . . . . . . . . . . .          168,051          10,083
Production  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         (875,713)        (28,479)
Purchases of reserves-in-place  . . . . . . . . . . . . . . . . . . . . .          140,411           4,196
Sales of reserves-in-place  . . . . . . . . . . . . . . . . . . . . . . .          (41,586)           (519)
                                                                                 ---------         -------

Proved reserves at September 30, 1993 . . . . . . . . . . . . . . . . . .        6,883,199         289,445
Revisions of previous estimates . . . . . . . . . . . . . . . . . . . . .          302,200            (819)
Extensions, discoveries and other additions . . . . . . . . . . . . . . .          261,114           8,818
Production  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         (887,455)        (26,628)
Purchases of reserves-in-place  . . . . . . . . . . . . . . . . . . . . .          159,580          19,900
Sales of reserves-in-place  . . . . . . . . . . . . . . . . . . . . . . .           (8,427)            (64)
                                                                                 ---------         -------

Proved reserves at September 30, 1994 . . . . . . . . . . . . . . . . . .        6,710,211         290,652
Revisions of previous estimates . . . . . . . . . . . . . . . . . . . . .          124,361           5,222
Extensions, discoveries and other additions . . . . . . . . . . . . . . .          328,539           8,775
Production  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         (808,058)        (26,421)
Purchases of reserves-in-place  . . . . . . . . . . . . . . . . . . . . .              310           1,934
Sales of reserves-in-place  . . . . . . . . . . . . . . . . . . . . . . .          (26,251)           (116)
                                                                                 ---------         -------

Proved reserves at September 30, 1995 . . . . . . . . . . . . . . . . . .        6,329,112         280,046
                                                                                 =========         =======
Proved developed reserves at
    September 30, 1993  . . . . . . . . . . . . . . . . . . . . . . . . .        6,882,783         282,033
                                                                                 =========         =======
    September 30, 1994  . . . . . . . . . . . . . . . . . . . . . . . . .        6,649,672         267,688
                                                                                 =========         =======
    September 30, 1995  . . . . . . . . . . . . . . . . . . . . . . . . .        6,270,216         262,319
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

-----------------------------------------------------------------------------------------------------------
                                                          At September 30,         1995             1994
-----------------------------------------------------------------------------------------------------------
                                                                                      (in thousands)
Future cash inflows . . . . . . . . . . . . . . . . . . . . . . . . . . .         $429,259        $478,426
Future costs -
     Future production and development costs  . . . . . . . . . . . . . .         (173,633)       (191,464)
     Future income tax expense  . . . . . . . . . . . . . . . . . . . . .          (63,183)        (71,320)
                                                                                  --------        --------
Future net cash flows . . . . . . . . . . . . . . . . . . . . . . . . . .          192,443         215,642
10% annual discount for estimated timing of cash flows  . . . . . . . . .          (81,509)        (91,019)
                                                                                  --------        --------
Standardized Measure of discounted future net cash flows  . . . . . . . .         $110,934        $124,623
                                                                                  ========        ========

Changes in Standardized Measure Relating to Proved Oil and Gas Reserves (Unaudited)

-----------------------------------------------------------------------------------------------------------
                                    Years Ended September 30,          1995          1994             1993
-----------------------------------------------------------------------------------------------------------
                                                                                (in thousands)
Standardized Measure - Beginning of year  . . . . . . . . . .        $124,623     $178,757        $173,644
Increases (decreases) -
       Sales, net of production costs   . . . . . . . . . . .         (29,951)     (40,030)        (50,417)
       Net change in sales prices, net of production costs  .         (12,917)     (80,347)         16,292
       Discoveries and extensions, net of related future
         development and production costs   . . . . . . . . .           8,179        9,653          12,439
       Changes in estimated future development costs  . . . .          (4,672)     (14,571)         (7,624)
       Development costs incurred   . . . . . . . . . . . . .           9,703       12,888          13,964
       Revisions of previous quantity estimates   . . . . . .           2,825          483           6,820
       Accretion of discount  . . . . . . . . . . . . . . . .          16,171       23,678          22,619
       Net change in income taxes   . . . . . . . . . . . . .          (7,538)      20,942         (12,656)
       Purchases of reserves-in-place   . . . . . . . . . . .           1,202       11,219           3,820
       Sales of reserves-in-place   . . . . . . . . . . . . .             (51)         (62)           (652)
       Other    . . . . . . . . . . . . . . . . . . . . . . .           3,360        2,013             508
                                                                     --------     --------        --------
    Standardized Measure - End of year  . . . . . . . . . . .        $110,934     $124,623        $178,757
                                                                     ========     ========        ========

--------------------------------------------------------------------------------
NOTE 13  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
--------------------------------------------------------------------------------

                                                                         Quarter Ended
                                                       ----------------------------------------------------
                                                       Dec. 31,     March 31,      June 30,      Sept. 30,
                                                         1994         1995           1995           1995
-----------------------------------------------------------------------------------------------------------
                                                          (in thousands, except per share amounts)
-----------------------------------------------------------------------------------------------------------
    Revenues  . . . . . . . . . . . . . . . . . .       $79,944       $79,301      $78,756         $87,775
    Gross profit (loss)   . . . . . . . . . . . .         8,909        11,550        9,389          (6,931)
    Net income (loss)(1)  . . . . . . . . . . . .         4,416         5,820        4,584          (5,069)
    Earnings (loss) per share   . . . . . . . . .           .18           .24          .19            (.21)
-----------------------------------------------------------------------------------------------------------

                                                                         Quarter Ended
                                                       ----------------------------------------------------
                                                       Dec. 31,     March 31,      June 30,      Sept. 30,
                                                         1993         1994           1994           1994
-----------------------------------------------------------------------------------------------------------
                                                          (in thousands, except per share amounts)
-----------------------------------------------------------------------------------------------------------
    Revenues  . . . . . . . . . . . . . . . . . .       $82,186       $87,883      $78,698         $80,234
    Gross profit  . . . . . . . . . . . . . . . .        14,149        12,701        8,688           4,054
    Income before cumulative effect of change
       in accounting principle  . . . . . . . . .         7,253         6,155        4,660           2,903
    Net income (2)  . . . . . . . . . . . . . . .        11,253         6,155        4,660           2,903
    Earnings per common share before cumulative
       effect of change in accounting principle             .30           .25          .19             .12
    Earnings per share  . . . . . . . . . . . . .           .46           .25          .19             .12
-----------------------------------------------------------------------------------------------------------

Gross profit (loss) represents total revenues less operating costs, depreciation, depletion and amortization, dry holes and abandonments, and taxes, other than income taxes.

--------------------------------------------------------------------------------
(1) The quarter ended September 30, 1995 included an after-tax charge of $13.6 million ($.55 per share) related to the Company adopting SFAS No. 121 (see note 6).
(2) The quarter ended September 30, 1994 included an after-tax charge of $2.7 million ($.11 per share) for impairment of leases ($1.35 million) and dry-hole costs ($1.35 million) in the Austin Chalk prospect in Louisiana.
--------------------------------------------------------------------------------

REPORT OF INDEPENDENT AUDITORS

HELMERICH & PAYNE, INC.

================================================================================

The Board of Directors and Shareholders
Helmerich & Payne, Inc.

    We have audited the accompanying consolidated balance sheets of Helmerich & Payne, Inc. as of September 30, 1995 and 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated statements of income, shareholders' equity, and cash flows for the year ended September 30, 1993, were audited by other auditors whose report dated November 16, 1993, expressed an unqualified opinion on those statements.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the 1995 and 1994 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Helmerich & Payne, Inc. at September 30, 1995 and 1994, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

    As discussed in Note 6 to the financial statements, effective July 1, 1995, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". As discussed in Note 1 to the financial statements, effective October 1, 1994, the Company adopted SFAS No., 115, "Accounting for Certain Investments in Debt and Equity Securities." As discussed in Note 3 to the financial statements, effective October 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes."

Tulsa, Oklahoma                                         /s/ ERNST & YOUNG LLP
November 17, 1995


STOCK PRICE INFORMATION
==========================================================================================================
                                                                 Closing Market Price Per Share
                                                       ---------------------------------------------------
                                                                1995                       1994
----------------------------------------------------------------------------------------------------------
QUARTERS                                                 HIGH          LOW          HIGH            LOW
    First       . . . . . . . . . . . . . . . . .      $ 31 1/4      $ 25 5/8     $ 34 1/2         $26 1/2
    Second      . . . . . . . . . . . . . . . . .        27 1/2        24 1/2       30              26
    Third       . . . . . . . . . . . . . . . . .        31            26 5/8       27 1/8          25 1/8
    Fourth      . . . . . . . . . . . . . . . . .        30            27 5/8       28 1/8          25 5/8
----------------------------------------------------------------------------------------------------------


DIVIDEND INFORMATION
==========================================================================================================
                                                           Paid Per Share              Total Payment
                                                       ---------------------------------------------------
                                                         1995         1994          1995           1994
----------------------------------------------------------------------------------------------------------
 QUARTERS
    First       . . . . . . . . . . . . . . . . .         $.125         $.120   $3,089,758      $2,956,498
    Second      . . . . . . . . . . . . . . . . .          .125          .120    3,087,958       2,960,098
    Third       . . . . . . . . . . . . . . . . .          .125          .120    3,092,973       2,960,314
    Fourth      . . . . . . . . . . . . . . . . .          .125          .125    3,094,813       3,087,902
----------------------------------------------------------------------------------------------------------

================================================================================

STOCKHOLDERS' MEETING

The annual meeting of stockholders will be held on March 6, 1996. A formal notice of the meeting, together with a proxy statement and form of proxy, will be mailed to shareholders on or about January 25, 1996.

================================================================================

STOCK EXCHANGE LISTING

Helmerich & Payne, Inc. Common Stock is traded on the New York Stock Exchange with the ticker symbol "HP." The newspaper abbreviation most commonly used for financial reporting is "HelmP." Options on the Company's stock are also traded on the New York Stock Exchange.


================================================================================

STOCK TRANSFER AGENT AND REGISTRAR

As of December 15, 1995, there were 1,656 record holders of Helmerich & Payne, Inc. common stock as listed by the transfer agent's records.

Our Transfer Agent is responsible for our shareholder records, issuance of stock certificates, and distribution of our dividends and the IRS Form 1099. Your requests, as shareholders, concerning these matters are most efficiently answered by corresponding directly with The Liberty Bank of Oklahoma City at the following address:

The Liberty National Bank and Trust Company of Oklahoma City Stock Transfer Department
P.O. Box 25848
Oklahoma City, Oklahoma 73125-0848
Telephone: (405) 231-6325


================================================================================

FORM 10-K

The Company's Annual Report on Form 10-K, which has been submitted to the Securities and Exchange Commission, is available free of charge upon written request.


DIRECT INQUIRIES TO:
President
Helmerich & Payne, Inc.
Utica at Twenty- First
Tulsa, Oklahoma 74114
Telephone: (918) 742-5531


================================================================================

ELEVEN-YEAR FINANCIAL REVIEW
HELMERICH & PAYNE, INC.


------------------------------------------------------------------------------------------------------
                                 Years Ended September 30,        1995          1994            1993
------------------------------------------------------------------------------------------------------
REVENUES AND INCOME*
   Contract Drilling Revenues   . . . . . . . . . . . .           203,325      182,781         149,661
   Crude Oil Sales  . . . . . . . . . . . . . . . . . .            13,227       13,161          15,392
   Natural Gas Sales  . . . . . . . . . . . . . . . . .            33,851       45,261          52,446
   Gas Marketing Revenues**   . . . . . . . . . . . . .            34,729       51,874          63,786
   Chemical Sales   . . . . . . . . . . . . . . . . . .            18,986       18,746          14,286
   Real Estate Revenues   . . . . . . . . . . . . . . .             7,560        7,396           7,620
   Dividend Income  . . . . . . . . . . . . . . . . . .             3,389        3,621           3,535
   Other Revenues   . . . . . . . . . . . . . . . . . .            10,709        6,161           8,371
   Total Revenues   . . . . . . . . . . . . . . . . . .           325,776      329,001         315,097
   Net Cash Provided by Operating Activities++  . . . .            88,572       79,909          74,619
   Net Income+  . . . . . . . . . . . . . . . . . . . .             9,751       24,971          24,550
------------------------------------------------------------------------------------------------------

PER SHARE DATA
   Net Income+  . . . . . . . . . . . . . . . . . . . .               .40         1.02            1.01
   Cash Dividends   . . . . . . . . . . . . . . . . . .               .50         .485             .48
   Shares Outstanding*  . . . . . . . . . . . . . . . .            24,765       24,710          24,637
------------------------------------------------------------------------------------------------------

FINANCIAL POSITION
   Net Working Capital*   . . . . . . . . . . . . . . .            45,383       76,238         104,085
   Ratio of Current Assets to Current Liabilities   . .              1.65         2.63            3.24
   Investments*   . . . . . . . . . . . . . . . . . . .           156,908       87,414          84,945
   Total Assets*  . . . . . . . . . . . . . . . . . . .           710,165      624,827         610,935
   Long-Term Debt*  . . . . . . . . . . . . . . . . . .               --           --            3,600
   Shareholders' Equity*  . . . . . . . . . . . . . . .           562,435      524,334         508,927
------------------------------------------------------------------------------------------------------

CAPITAL EXPENDITURES*
   Contract Drilling Equipment  . . . . . . . . . . . .            80,943       53,752          24,101
   Wells and Equipment  . . . . . . . . . . . . . . . .            19,384       40,916          23,142
   Chemical Plant and Equipment   . . . . . . . . . . .               793          572             540
   Real Estate  . . . . . . . . . . . . . . . . . . . .               873          902             436
   Other Assets (includes undeveloped leases)   . . . .             9,783        9,741           5,990
   Total Capital Outlays  . . . . . . . . . . . . . . .           111,776      105,883          54,209

PROPERTY, PLANT AND EQUIPMENT AT COST*
   Contract Drilling Equipment  . . . . . . . . . . . .           501,682      444,432         418,004
   Producing Properties   . . . . . . . . . . . . . . .           384,755      377,371         340,176
   Undeveloped Leases   . . . . . . . . . . . . . . . .             8,051       11,729          10,010
   Chemical Plant and Equipment   . . . . . . . . . . .            13,210       12,417          11,845
   Real Estate  . . . . . . . . . . . . . . . . . . . .            46,642       47,827          47,502
   Other    . . . . . . . . . . . . . . . . . . . . . .            56,382       49,326          45,785
   Total Property, Plant and Equipment  . . . . . . . .         1,010,722      943,102         873,322
------------------------------------------------------------------------------------------------------

*   000's omitted
**  Gas Marketing activities began in 1990
++  Funds generated by operations for 1985
+ Includes $13.6 million (.55 per share) effect of impairment charge for adoption of SFAS No. 121 in 1995 and cumulative effect of change in accounting for income taxes of $4,000,000 ($.16 per share) in 1994

----------------------------------------------------------------------------------------------------------
                              Years Ended September 30,    1992         1991         1990            1989
----------------------------------------------------------------------------------------------------------
REVENUES AND INCOME*
   Contract Drilling Revenues   . . . . . . . . . . .     112,833      105,364       90,974         78,315
   Crude Oil Sales  . . . . . . . . . . . . . . . . .      16,369       17,374       16,058         14,821
   Natural Gas Sales  . . . . . . . . . . . . . . . .      38,370       35,628       37,697         33,013
   Gas Marketing Revenues**   . . . . . . . . . . . .      40,410       10,055       10,566             --
   Chemical Sales   . . . . . . . . . . . . . . . . .      13,411       12,674       12,067         10,754
   Real Estate Revenues   . . . . . . . . . . . . . .       7,541        7,542        7,636          7,778
   Dividend Income  . . . . . . . . . . . . . . . . .       4,050        5,285        7,402          9,127
   Other Revenues   . . . . . . . . . . . . . . . . .       6,716       20,024       56,144         17,361
   Total Revenues   . . . . . . . . . . . . . . . . .     239,700      213,946      238,544        171,169
   Net Cash Provided by Operating Activities++  . . .      63,331       52,110       55,422         67,099
   Net Income+  . . . . . . . . . . . . . . . . . . .      10,849       21,241       47,562         22,700
----------------------------------------------------------------------------------------------------------

PER SHARE DATA
   Net Income+  . . . . . . . . . . . . . . . . . . .         .45          .88         1.97            .94
   Cash Dividends   . . . . . . . . . . . . . . . . .        .465          .46          .44            .42
   Shares Outstanding*  . . . . . . . . . . . . . . .      24,576       24,488       24,485         24,173
----------------------------------------------------------------------------------------------------------

FINANCIAL POSITION
   Net Working Capital*   . . . . . . . . . . . . . .      82,800      108,212      146,741        114,357
   Ratio of Current Assets to Current Liabilities   .        3.31         4.19         3.72           3.12
   Investments*   . . . . . . . . . . . . . . . . . .      87,780       96,471       99,574        130,443
   Total Assets*  . . . . . . . . . . . . . . . . . .     585,504      575,168      582,927        591,229
   Long-Term Debt*  . . . . . . . . . . . . . . . . .       8,339        5,693        5,648         49,087
   Shareholders' Equity*  . . . . . . . . . . . . . .     493,286      491,133      479,485        443,396
----------------------------------------------------------------------------------------------------------

CAPITAL EXPENDITURES*
   Contract Drilling Equipment  . . . . . . . . . . .      43,049       56,297       18,303         17,901
   Wells and Equipment  . . . . . . . . . . . . . . .      21,617       34,741       16,489         30,673
   Chemical Plant and Equipment   . . . . . . . . . .         104        2,478        1,089            745
   Real Estate  . . . . . . . . . . . . . . . . . . .         690        2,104        1,467            878
   Other Assets (includes undeveloped leases)   . . .      17,038        6,909        5,512          6,787
   Total Capital Outlays  . . . . . . . . . . . . . .      82,498      102,529       42,860         56,984
----------------------------------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT AT COST*
   Contract Drilling Equipment  . . . . . . . . . . .     404,155      370,494      324,293        323,313
   Producing Properties   . . . . . . . . . . . . . .     329,264      312,438      287,248        279,768
   Undeveloped Leases   . . . . . . . . . . . . . . .      12,973        5,552        5,507          5,441
   Chemical Plant and Equipment   . . . . . . . . . .      11,305       11,202        8,723          7,635
   Real Estate  . . . . . . . . . . . . . . . . . . .      47,286       46,671       44,928         48,016
   Other    . . . . . . . . . . . . . . . . . . . . .      43,810       37,059       32,682         30,237
   Total Property, Plant and Equipment  . . . . . . .     848,793      783,416      703,381        694,410
----------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
                            Years Ended September 30,     1988        1987       1986      1985
-------------------------------------------------------------------------------------------------
REVENUES AND INCOME*
   Contract Drilling Revenues   . . . . . . . . . . .     75,985       64,718    68,220     90,647
   Crude Oil Sales  . . . . . . . . . . . . . . . . .     14,001       15,223    20,020     32,447
   Natural Gas Sales  . . . . . . . . . . . . . . . .     26,154       17,251    21,308     28,335
   Gas Marketing Revenues**   . . . . . . . . . . . .         --           --        --         --
   Chemical Sales   . . . . . . . . . . . . . . . . .     11,265        9,603     8,471      8,778
   Real Estate Revenues   . . . . . . . . . . . . . .      7,878        7,561     6,839      5,658
   Dividend Income  . . . . . . . . . . . . . . . . .     10,069        9,757    11,033     10,878
   Other Revenues   . . . . . . . . . . . . . . . . .     15,213       34,766    29,244     18,054
   Total Revenues   . . . . . . . . . . . . . . . . .    160,565      158,879   165,135    194,797
   Net Cash Provided by Operating Activities++  . . .     57,967       38,337    54,756     72,552
   Net Income+  . . . . . . . . . . . . . . . . . . .     20,150       22,016     7,025     18,498
-------------------------------------------------------------------------------------------------

PER SHARE DATA
   Net Income+  . . . . . . . . . . . . . . . . . . .        .83          .91       .28        .74
   Cash Dividends   . . . . . . . . . . . . . . . . .        .40          .38       .36        .35
   Shares Outstanding*  . . . . . . . . . . . . . . .     24,166       24,187    24,187     25,146
-------------------------------------------------------------------------------------------------

FINANCIAL POSITION
   Net Working Capital*   . . . . . . . . . . . . . .    135,275      135,139   108,331    118,340
   Ratio of Current Assets to Current Liabilities   .       6.10         6.68      5.61       4.58
   Investments*   . . . . . . . . . . . . . . . . . .    133,726      140,431   158,311    163,045
   Total Assets*  . . . . . . . . . . . . . . . . . .    576,473      571,348   563,236    616,034
   Long-Term Debt*  . . . . . . . . . . . . . . . . .     70,715       74,732    79,340     85,532
   Shareholders' Equity*  . . . . . . . . . . . . . .    430,804      420,833   408,185    427,860
-------------------------------------------------------------------------------------------------

CAPITAL EXPENDITURES*
   Contract Drilling Equipment  . . . . . . . . . . .     19,110       13,993    23,673     27,777
   Wells and Equipment  . . . . . . . . . . . . . . .     25,936       27,402    11,767      9,527
   Chemical Plant and Equipment   . . . . . . . . . .        688          307       232        175
   Real Estate  . . . . . . . . . . . . . . . . . . .      3,095        6,128     1,409      9,782
   Other Assets (includes undeveloped leases)   . . .      2,623        2,041     2,075      5,397
   Total Capital Outlays  . . . . . . . . . . . . . .     51,452       49,871    39,156     52,658
-------------------------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT AT COST*
   Contract Drilling Equipment  . . . . . . . . . . .    313,289      309,865   307,199    287,641
   Producing Properties   . . . . . . . . . . . . . .    251,445      228,214   215,488    218,102
   Undeveloped Leases   . . . . . . . . . . . . . . .      3,305        4,197     7,294     10,403
   Chemical Plant and Equipment   . . . . . . . . . .      6,889        6,201     5,894      5,662
   Real Estate  . . . . . . . . . . . . . . . . . . .     47,165       44,070    38,131     36,538
   Other    . . . . . . . . . . . . . . . . . . . . .     28,279       28,675    28,846     28,345
   Total Property, Plant and Equipment  . . . . . . .    650,372      621,222   602,852    586,691
-------------------------------------------------------------------------------------------------

ELEVEN-YEAR OPERATING REVIEW
HELMERICH & PAYNE, INC.

-------------------------------------------------------------------------------------------------------------------------------
                  Years Ended September 30,              1995         1994         1993           1992        1991         1990
-------------------------------------------------------------------------------------------------------------------------------
CONTRACT DRILLING
   Drilling Rigs, United States . . . . . . . . . .        41           47           42             39          46           49
   Drilling Rigs, International . . . . . . . . . .        35           29           29             30          25           20
   Contract Wells Drilled, United States  . . . . .       212          162          128            100         106          119
   Total Footage Drilled, United States*  . . . . .     1,933        1,842        1,504          1,085       1,301        1,316
   Average Depth per Well, United States  . . . . .     9,119       11,367       11,746         10,853      12,274       11,059
   Percentage Rig Utilization, United States  . . .        71           69           53             42          47           50
   Percentage Rig Utilization, International  . . .        84           88           68             69          69           46
-------------------------------------------------------------------------------------------------------------------------------

PETROLEUM EXPLORATION AND DEVELOPMENT
   Gross Wells Completed  . . . . . . . . . . . . .        59           44           42             54          45           36
   Net Wells Completed  . . . . . . . . . . . . . .      27.4           15         15.9           17.8        20.3         15.3
   Net Dry Holes  . . . . . . . . . . . . . . . . .       5.9          1.7          4.3            4.3         4.3          3.4
-------------------------------------------------------------------------------------------------------------------------------

PETROLEUM PRODUCTION
   Net Crude Oil and Natural Gas Liquids
   Produced (barrels daily) . . . . . . . . . . . .     2,214        2,431        2,399          2,334       2,152        2,265
   Net Oil Wells Owned - Primary Recovery . . . . .       186          202          202            220         227          223
   Net Oil Wells Owned - Secondary Recovery . . . .        64           71           71             74          55           46
   Secondary Oil Recovery Projects  . . . . . . . .        12           14           14             14          12           12
   Net Natural Gas Produced
     (thousands of cubic feet daily)  . . . . . . .    72,387       72,953       78,023         75,470      66,617       65,147
   Net Gas Wells Owned  . . . . . . . . . . . . . .       354          341          307            289         278          194
-------------------------------------------------------------------------------------------------------------------------------

NATURAL GAS ODORANTS AND
OTHER CHEMICALS
   Chemicals Sold (pounds)* . . . . . . . . . . . .     7,670        8,071        7,930          8,452       8,155        8,255
-------------------------------------------------------------------------------------------------------------------------------

REAL ESTATE MANAGEMENT
   Gross Leasable Area (square feet)* . . . . . . .     1,652        1,652        1,656          1,656       1,664        1,664
   Percentage Occupancy . . . . . . . . . . . . . .        87           83           86             87          86           85
-------------------------------------------------------------------------------------------------------------------------------


TOTAL NUMBER OF EMPLOYEES
     Helmerich & Payne, Inc. and Subsidiariesa  . .     3,245        2,787        2,389          1,928       1,758        1,864
-------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
                  Years Ended September 30,              1989       1988       1987        1986       1985
----------------------------------------------------------------------------------------------------------
CONTRACT DRILLING
   Drilling Rigs, United States . . . . . . . . . .        49         48         50          48         47
   Drilling Rigs, International . . . . . . . . . .        20         18         19          19         19
   Contract Wells Drilled, United States  . . . . .       108        115        110         110        111
   Total Footage Drilled, United States*  . . . . .     1,350      1,284      1,182       1,384      1,477
   Average Depth per Well, United States  . . . . .    12,500     11,165     10,745      12,582     13,306
   Percentage Rig Utilization, United States  . . .        44         45         39          44         65
   Percentage Rig Utilization, International  . . .        46         30         16          30         47
----------------------------------------------------------------------------------------------------------

PETROLEUM EXPLORATION AND DEVELOPMENT
   Gross Wells Completed  . . . . . . . . . . . . .        45         45         18          27         42
   Net Wells Completed  . . . . . . . . . . . . . .      15.2       14.6        5.2        10.3       19.5
   Net Dry Holes  . . . . . . . . . . . . . . . . .       2.8        1.6         .5         3.6        9.7
----------------------------------------------------------------------------------------------------------

PETROLEUM PRODUCTION
   Net Crude Oil and Natural Gas Liquids
   Produced (barrels daily) . . . . . . . . . . . .     2,486      2,463      2,578       3,077      3,388
   Net Oil Wells Owned - Primary Recovery . . . . .       201        202        199         234        234
   Net Oil Wells Owned - Secondary Recovery . . . .       214        222        237         235        259
   Secondary Oil Recovery Projects  . . . . . . . .        17         21         20          18         19
   Net Natural Gas Produced
     (thousands of cubic feet daily)  . . . . . . .    57,490     45,480     31,752      32,392     35,288
   Net Gas Wells Owned  . . . . . . . . . . . . . .       205        197        180         180        174
----------------------------------------------------------------------------------------------------------

NATURAL GAS ODORANTS AND
OTHER CHEMICALS
   Chemicals Sold (pounds)* . . . . . . . . . . . .     7,702      8,507      8,165       7,554      9,123
----------------------------------------------------------------------------------------------------------

REAL ESTATE MANAGEMENT
   Gross Leasable Area (square feet)* . . . . . . .     1,669      1,670      1,595       1,433      1,333
   Percentage Occupancy . . . . . . . . . . . . . .        90         90         94          95         93
----------------------------------------------------------------------------------------------------------


TOTAL NUMBER OF EMPLOYEES
     Helmerich & Payne, Inc. and Subsidiariesa  . .     1,100      1,156      1,026         844      1,126
----------------------------------------------------------------------------------------------------------


* 000's omitted.
+ 1985-1989 include U.S. employees only

Directors                                                        Officers
======================================================================================================
W. H. HELMERICH, III                                             W. H. HELMERICH, III
Chairman of the Board,                                           Chairman of the Board
Tulsa, Oklahoma

HANS HELMERICH                                                   HANS HELMERICH
President and Chief Executive Officer,                           President and Chief Executive Officer
Tulsa, Oklahoma
                                                                 ALLEN S. BRAUMILLER
WILLIAM L. ARMSTRONG                                             Vice President,
Chairman, Ambassador Media Corporation,                          Exploration
Denver, Colorado
                                                                 GEORGE S. DOTSON
GLENN A. COX*                                                    Vice President,
President and Chief Operating Officer, Retired,                  President of Helmerich & Payne
Phillips Petroleum Co.,                                          International Drilling Co.
Bartlesville, Oklahoma
                                                                 DOUGLAS E. FEARS
GEORGE S. DOTSON                                                 Vice President,
Vice President,                                                  Finance
President of Helmerich & Payne
International Drilling Co.,                                      STEVEN R. MACKEY
Tulsa, Oklahoma                                                  Vice President, Secretary,
                                                                 and General Counsel
C. W. FLINT, JR.*
Chairman,                                                        JAMES L. PAYNE
Flint Industries, Inc.,                                          Vice President,
Tulsa, Oklahoma                                                  Real Estate

GEORGE A. SCHAEFER                                               STEVEN R. SHAW
Chairman and Chief Executive Officer, Retired,                   Vice President,
Caterpillar Inc.,                                                Production
Peoria, Illinois

HARRY W. TODD
Chairman, CEO, and President, Retired,
Rohr Industries, Inc.,
Chula Vista, California

JOHN D. ZEGLIS
Senior Vice President and General Counsel,
American Telephone & Telegraph Co.,
Basking Ridge, New Jersey


*Member, Audit Committee





36