Form 10-K, Exhibit 13
period 1996-09-30
HELMERICH & PAYNE INC
filed 1996-12-27
CIK 46765

================================================================================
                HELMERICH & PAYNE, INC. ANNUAL REPORT FOR 1996
================================================================================


                    [REVENUE BREAKDOWN FOR 1996 PIE CHART]





International Contract Drilling    -  34%
Domestic Contract Drilling         -  28%
Oil & Gas Exploration & Production -  19%
Natural Gas Marketing              -  15%
Investments and Other Income       -   2%
Real Estate                        -   2%


FINANCIAL HIGHLIGHTS

--------------------------------------------------------------------------------
      Years Ended September 30,                       1996              1995
--------------------------------------------------------------------------------
Revenues                                          $393,255,000      $306,721,000
--------------------------------------------------------------------------------
Income from Continuing Operations                 $ 45,426,000      $  5,788,000
--------------------------------------------------------------------------------
Income per Share from
Continuing Operations                             $       1.84      $        .24
--------------------------------------------------------------------------------
Net Income                                        $ 72,566,000      $  9,751,000
--------------------------------------------------------------------------------
Earnings Per Share                                $       2.94      $        .40
--------------------------------------------------------------------------------
Dividends Paid Per Share                          $       .505      $        .50
--------------------------------------------------------------------------------
Capital Expenditures                              $109,747,000      $111,776,000
--------------------------------------------------------------------------------
Total Assets                                      $821,914,000      $707,061,000
--------------------------------------------------------------------------------

===============================================================================
President's Letter
===============================================================================

To the Co-owners of Helmerich & Payne, Inc.

The character issue was supposed to play a deciding role in the 1996 presidential election. Yet while nearly two-thirds of the electorate expressed deep concerns over character flaws and the lack of truthfulness, Bill Clinton was returned to the White House. With a strong economy at home and relative peace abroad, our Faustian bargain seemed somewhat offset by the counterforce of a Republican Congress. But an uneasy feeling lingers as we wonder if we did the right thing.

Stretching for a positive spin, The New York Times said, "Scandals present an opportunity in the second term for Bill Clinton to get back in touch with integrity and honesty." If only it were that easy. Those virtues are foundational building blocks of strong character, not last minute add-ons. It is sad that we have come to expect so little from our political leadership. Neither party was able to win the trust of the voter, and the widespread cynicism produced the lowest turnout since 1928.

In the real world, character is important. We make careful judgment calls on a person's character because it is the primary predictor of future performance.

Our own future performance as a Company is invariably linked to the measure of our character. As we focus on growing the Company, we must continue to win and retain customers by diligently earning their confidence and trust. That means making sure we match our words with our actions on a daily basis. If mistakes are made, they are faced up to and made right, not endlessly rationalized away. Doing our best to correct problems, working hard to exceed expectations, and dealing with people honestly wins customer loyalty.

New technology and better solutions are transforming the oil patch. The best companies look hard for innovative ideas and productive alliances. They know finding a trustworthy partner that can complement their own team's effort provides the best opportunity to create value. Delivering on that value requires that we continue to excel at building the right team.

From the very beginning, we interview potential employees knowing how much character matters. Once on the team, they will play a role in winning our customers' trust, so first they must win ours. Of course, that works both ways. Before we can hope to build relationships based on trust with customers, trust must be shared within the Company. That happens on a daily basis, one brick at a time.

Like building the house on the rock, we still believe holding one another to high personal standards of character is the right thing to do.



                                                                Sincerely,



                                                                Hans Helmerich
December 15, 1996                                                    President

================================================================================
DRILLING HELMERICH & PAYNE INTERNATIONAL DRILLING CO.
================================================================================


SUMMARY Helmerich & Payne International Drilling Co., a wholly-owned subsidiary of Helmerich & Payne, Inc., owns and operates a drilling rig fleet consisting of 66 land rigs located in the United States and South America, and 11 offshore platform rigs located in the Gulf of Mexico and offshore California. Revenues and operating profit increased 19 and 46 percent respectively in 1996, and earnings before interest, taxes, depreciation, and amortization (EBITDA) increased 29 percent. Over the past decade, the Company has put over $400 million back into its contract drilling business, maintaining a modern and technologically advanced fleet of drilling rigs in each of its key markets. The Company also continues to have a leadership position in the U.S. offshore platform rig market and has established a dominant and expanding presence in the active South American land drilling markets of Venezuela and Colombia.

OFFSHORE OPERATIONS At the close of the year, the Company had 11 offshore platform rigs, eight in the Gulf of Mexico and three offshore California. Utilization averaged 70 percent in 1996, compared with 66 percent in 1995. In addition, the Company has labor contracts on three Exxon-owned platform rigs offshore California and, with Atwood Oceanics, Inc., is half owner of a newly constructed and highly automated platform rig scheduled to begin operations in 1997 for Esso in the Bass Straits offshore Australia.

Rig 201, the Company's first rig to be deployed on a tension leg platform
(TLP), began work in May on Shell Offshore Inc.'s (SOI) Mars TLP in 2,933 feet of water. TLP technology utilizes a hull structure which floats on the surface of the water and is tied with flexible steel tendons to a foundation which has been piled into the sea floor. TLP technology opens up several oil and gas prospects around the world which were previously thought to be undevelopable because of water depth. The Company is in the design and construction process for two additional platform rigs for SOI TLPs in the Gulf of Mexico. The Ram/Powell TLP (rig 202) will begin work in 1997 in 3,200 feet of water, and the Ursa TLP (rig 204) is scheduled to begin operations in 1998 in approximately 4,000 feet of water. Each of the new TLP rigs will be outfitted with the leading drilling technology including top-drives and automated tubular handling systems. Additionally, the Company received a third contract in 1996 to design, build, and operate a minimum area, self-moving rig for an SOI fixed platform which will be located in the Garden Banks block in the Gulf of Mexico. Rig 203 is scheduled to deploy in early 1997 and will be used to develop SOI's subsalt discovery called Enchilada.

UNITED STATES LAND OPERATIONS The U.S. land market remains the largest single drilling market in the world with over 700 active land rigs. Consequently this market is very competitive, and while margins are significantly better today than they were ten years ago, most of the active rigs continue to earn at levels insufficient to replenish the dwindling asset base. Recent census figures show that the number of operable land rigs in the U.S. is less than half that of a decade ago. Equipment wear and tear and migration toward more profitable international markets will continue to reduce the number of land rigs in the U.S., but because the market is large and has few barriers to entry, a quick and sustainable return to high levels of profitability is unlikely.

An average of 24 of the Company's land rigs worked continuously throughout 1996, and in the last month of the year 27 rigs out of the fleet of 30 were working. The Company's rig fleet ranks among the newest and most modern in the United States, and although the market is difficult in terms of profitability, several operators are demanding the kinds of premium services provided by Helmerich & Payne International Drilling Co.

INTERNATIONAL OPERATIONS The proliferation of drilling activity in South America, coupled with the Company's long experience in the region, has provided ample opportunities for expansion over the past ten years. At the close of 1996, Helmerich & Payne International Drilling Co. had 36 land rigs in the countries of Venezuela (21), Colombia (10), Ecuador (3), and Bolivia
(2), with an average utilization of 85 percent. Revenues and operating profit increased 23 percent and 48 percent respectively over the 1995 mark, largely the result of a full year of service from new rigs sent to Colombia and Venezuela during 1995.

Approximately 48 percent of international revenues comes from Colombia, where the Company has ten rigs working on BP Exploration's Cusiana/Cupiagua field development. Another 42 percent of international revenues comes from activities in Venezuela where the major customers are Corpoven, S.A., and Lagoven, S.A., subsidiaries of Petroleos de Venezuela, S.A. A growing number of customers in Venezuela are international companies who have recently started operations after the country reopened portions of its prolific reserve basin to foreign investment. The Company moved three additional rigs to Venezuela during 1996, two from the U.S. and one from Trinidad. At the close of the year, helicopter rig 22 was in the process of being relocated from Bolivia to Peru and is scheduled to begin working in January under a multi-well contract with Shell Prospecting and Development Peru B.V.

SUMMARY Keeping the focus on the customer and providing the highest quality in personnel, safety, service, and equipment will remain the Company's major objective. There have been definite improvements in the industry, but the environment is still very competitive across all market segments. Sustaining growth and profitability will continue to require exemplary performance and the commitment of human and financial resources that our customers have come to expect from Helmerich & Payne International Drilling Co.

================================================================================
EXPLORATION & PRODUCTION HELMERICH & PAYNE, INC.
================================================================================


Helmerich & Payne, Inc. explores for, acquires, and produces oil and natural gas primarily in the states of Kansas, Louisiana, Oklahoma, and Texas. Higher oil and natural gas prices combined with a 31 percent increase in natural gas sales volumes produced a 60 percent increase in exploration and production revenues in 1996, compared with 1995. Operating profit increased sharply to $26.3 million in 1996, compared with a loss of $24 million in 1995, which included an impairment charge of $20 million under Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets." Earnings before interest, taxes, depreciation, and impairment charges increased nearly three-fold to $47 million in 1996, from $16 million in 1995. The Company also engages in natural gas marketing activities through its wholly-owned subsidiary Helmerich & Payne Energy Services, Inc., which matches purchasers of natural gas with production belonging to the Company and other third party producers. Revenues and operating profit from this Division also increased sharply in 1996.

EXPLORATION AND DRILLING ACTIVITIES At the close of the year, the Company had proved reserves of approximately 272.3 billion cubic feet (Bcf) of natural gas and 6.5 million barrels of oil. The Company participated in the drilling of 63 (35 net) wells in 1996, 55 (28 net) of which were productive and 8 (7 net) were dry holes. The highlight of the year was the Rocky East prospect which is located in Washita County, Oklahoma, along a subterranean mountain front known as the Wichita Uplift. The Company drilled six wells in the prospect with an average working interest of 93 percent. Cumulative net production from the Rocky East prospect was 2.6 Bcf of natural gas in 1996, approximately seven percent of the year's total natural gas production. At the close of the year, these wells were flowing at a combined gross rate approximating 20,000 thousand cubic feet (Mcf) per day. The Company is in the early stages of exploring a geologically similar prospect southeast of Rocky East called Oakdale South. An initial exploration well is being drilled and the Company has a 12.5 percent working interest. Helmerich & Payne, Inc. has a significant acreage position in the area with offset working interests ranging from 40 to 100 percent.

The Company continues to hold an acreage position in two Louisiana Austin Chalk prospect areas. The Company has been involved in five wells in the Masters Creek prospect located in Rapides Parish, Louisiana. The results from these wells led the Company to participate in two additional wells with 16 percent working interests. West of Masters Creek is the Artillery Range prospect where the Company is participating with carried interests in two wells, and has plans for a third in 1997. The drilling in each of these areas is deep, complex, and expensive, but the results so far have been encouraging enough to warrant additional participation in the coming year. The Company has net undeveloped leasehold interests in 2,300 acres in the Masters Creek prospect area and 13,000 net undeveloped acres in the Artillery Range.

SUMMARY   At the end of 1995, the Company began to restructure its exploration and production group into geographically focused teams which are responsible for exploring and developing key regions, primarily in the Mid-continent and Gulf Coast areas. Although one year is not sufficient time to gauge the outcome of the new structure, much has been accomplished during this period. The 1996 exploration and development program led to the addition of more reserves through drilling than in any other year this past decade. The Company's strategic focus will continue to be the profitable growth of its reserve base and production capacity, primarily from exploration and development drilling.

================================================================================
REAL ESTATE AND CHEMICALS
================================================================================


Helmerich & Payne Properties, Inc., a wholly-owned subsidiary of Helmerich & Payne, Inc., owns, manages, and develops commercial real estate exclusively in the Tulsa, Oklahoma, area. The Company's properties have approximately 1.7 million square feet of leasable space and include one retail shopping center, two office buildings, and six industrial warehouse and combination office-warehouse developments. Overall occupancy improved to an average of 94 percent in 1996, compared with 87 percent in 1995. Revenue increased seven percent, with most of the improvement coming from the six warehouse developments where average occupancy jumped to 94 percent from 82 percent the prior year. Operating profit increased 134 percent to $5.1 million in 1996, compared with $2.2 million in 1995 which included a $2 million charge related to Statement of Financial Accounting Standards No. 121.

The key holding in the Company's real estate portfolio is Utica Square Shopping Center, which has approximately 400,000 square feet of retail space and is centrally located in midtown Tulsa near Helmerich & Payne, Inc. headquarters. During the year, Bath & Body Works and Gloria Jean's Gourmet Coffee joined the many fine merchants in Utica Square which include Williams-Sonoma, Saks Fifth Avenue, Miss Jackson's, Ann Taylor, and Banana Republic.

Effective August 30, 1996, Helmerich & Payne, Inc. sold Natural Gas Odorizing, Inc. (NGO) to a wholly-owned subsidiary of Occidental Petroleum Corporaton in exchange for 2,018,928 shares of Occidental common stock. The divestiture coincides with increasing capital demands in the Company's contract drilling and exploration and production businesses and closes a very productive and profitable relationship with NGO which spanned almost four decades. The impact of this transaction is reflected as discontinued operations in the Company's consolidated financial statements.

REVENUES AND INCOME BY BUSINESS SEGMENTS
================================================================================
HELMERICH & PAYNE, INC.

---------------------------------------------------------------------------------------
        Years Ended September 30,                   1996         1995         1994
---------------------------------------------------------------------------------------
                                                            (in thousands)
SALES AND OTHER REVENUES:
   Contract Drilling - Domestic ................   $ 108,336    $  93,890    $  86,521
   Contract Drilling - International ...........     135,695      110,695       98,111
                                                   ---------    ---------    ---------
      Total Contract Drilling Division .........     244,031      204,585      184,632
                                                   ---------    ---------    ---------

   Exploration and Production ..................      76,643       47,986       58,884
   Natural Gas Marketing .......................      58,507       35,301       51,889
                                                   ---------    ---------    ---------
      Total Oil and Gas Division ...............     135,150       83,287      110,773
                                                   ---------    ---------    ---------

   Real Estate Division ........................       8,082        7,570        7,803
   Investments and Other Income ................       5,992       11,279        6,944
                                                   ---------    ---------    ---------
      Total Revenues ...........................   $ 393,255    $ 306,721    $ 310,152
                                                   =========    =========    =========

OPERATING PROFIT (LOSS):
   Contract Drilling - Domestic ................   $  10,066    $   7,127    $   5,874
   Contract Drilling - International ...........      31,176       21,110       14,645
                                                   ---------    ---------    ---------
      Total Contract Drilling Division .........      41,242       28,237       20,519
                                                   ---------    ---------    ---------
   Exploration and Production ..................      26,333      (23,961)       3,245
   Natural Gas Marketing .......................       3,415        1,892        1,525
                                                   ---------    ---------    ---------
      Total Oil and Gas Division ...............      29,748      (22,069)       4,770
                                                   ---------    ---------    ---------

   Real Estate Division ........................       5,055        2,157        4,460
                                                   ---------    ---------    ---------
      Total Operating Profit ...................      76,045        8,325       29,749
                                                   ---------    ---------    ---------

OTHER:
   Miscellaneous operating .....................      (1,663)      (1,624)      (1,292)
   Income from investments .....................       5,782       10,846        6,303
   General corporate expense ...................      (9,083)      (8,801)      (8,908)
   Interest expense ............................        (678)        (407)        (385)
   Corporate depreciation ......................        (860)        (851)      (1,162)
                                                   ---------    ---------    ---------
      Total Other ..............................      (6,502)        (837)      (5,444)
                                                   ---------    ---------    ---------

INCOME FROM CONTINUING OPERATIONS BEFORE
   INCOME TAXES, EQUITY IN INCOME OF AFFILIATE
   AND CUMULATIVE EFFECT OF CHANGE IN
   ACCOUNTING PRINCIPLE ........................   $  69,543    $   7,488    $  24,305
                                                   =========    =========    =========
---------------------------------------------------------------------------------------

Note: This schedule is an integral part of Note 11 (pages 27-28) of the financial statements that follow.

MANAGEMENT'S DISCUSSION & ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION
================================================================================
HELMERICH & PAYNE, INC.

BUSINESS ENVIRONMENT AND RISK FACTORS

The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere herein. The Company's future operating results may be affected by various trends and factors which are beyond the Company's control. These include, among other factors, changes in general economic conditions, rapid or unexpected changes in technologies and uncertain business conditions that affect the Company's businesses. Accordingly, past results and trends should not be used by investors to anticipate future results or trends.

With the exception of historical information, the matters discussed below under the headings "Results of Operations" and "Liquidity and Capital Resources" may include forward-looking statements that involve risks and uncertainties. The Company wishes to caution readers that a number of important factors discussed in this report and in the Company's other reports filed with the Securities and Exchange Commission, could affect the Company's actual results and cause actual results to differ materially from those in the forward-looking statements.

RESULTS OF OPERATIONS

Helmerich & Payne, Inc.'s net income for 1996 was $72,566,000 ($2.94 per share), compared with net income of $9,751,000 ($.40 per share) in 1995, and $24,971,000 ($1.02 per share) in 1994. Included in 1996 is $24,050,000 ($0.97 per share) of income from the sale of the Company's chemical subsidiary, Natural Gas Odorizing, Inc. (NGO). Net income in 1995 included a non-cash, non-recurring charge of $13,600,000 ($0.55 per share) as a result of the Company's adoption of Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. Results for 1994 included $4 million ($0.16 per share) of income due to a one-time reduction in the Company's deferred income taxes from the cumulative effect of adopting SFAS No. 109, Accounting for Income Taxes.

Included in the Company's net income, but not related to its operations, were after-tax gains from the sale of investment securities of $346,000 ($0.01 per share) in 1996, and $3,481,000 ($0.14 per share) in 1995. Also included was the Company's portion of income of its equity affiliate,

Atwood Oceanics, Inc., which was $0.07 per share of income in 1996 and $0.04 per share in both 1995 and 1994.

Company revenues from continuing operations increased to $393,255,000 in 1996, from $306,721,000 in 1995, and $310,152,000 in 1994. Total revenues increased by 28 percent from 1995 to 1996 as a result of increases in exploration and production (60 percent), natural gas marketing (66 percent), international drilling (23 percent) and domestic drilling (15 percent) segments. Contract drilling revenues rose by 11 percent from 1994 to 1995. Oil and gas division revenues declined by almost 25 percent for the same time period due primarily to lower natural gas prices and production volumes.

Revenues from investments declined to $5,782,000 in 1996, after increasing to $10,846,000 in 1995, from $6,303,000 in 1994. Gains from the sale of investment securities were $566,000 in 1996, $5,697,000 in 1995, and $124,000 in 1994. Dividend income was stable during 1996, 1995 and 1994, but interest income steadily decreased as cash balances and interest rates declined during these periods.

Costs and expenses from continuing operations in 1996 were $323,712,000, 82 percent of total revenues, compared with 98 percent in 1995, and 92 percent in 1994. Total costs for 1995 were abnormally high due to the adoption of SFAS No. 121 which resulted in a total pre-tax impairment charge of $22,000,000 recorded as additional depreciation, depletion, and amortization. Operating costs as a percentage of operating revenues declined to 59 percent in 1996, compared to 64 percent in 1995, and 66 percent in 1994.

General and administrative expenses increased to $9,083,000 (3 percent) in 1996, from $8,801,000 in 1995, and $8,908,000 in 1994. Income tax expense, as a percentage of pre-tax income, remained at 37 percent for 1996 and 1995. A lower effective tax rate of 33 percent in 1994 was caused by the usage of foreign tax credit carryforwards, tight sands tax credits, and a reduction in Venezuelan taxes as a result of the monetary correction tax law enacted there.

CONTRACT DRILLING DIVISION revenues increased by 19 percent from 1995 to 1996, following an 11 percent increase from 1994 to 1995. Domestic drilling operating profit increased to $10,066,000 in 1996, from $7,127,000 in 1995, and $5,874,000 in 1994. The Company's total domestic revenues and operating earnings increased this past year due primarily to the addition of offshore platform rig 201 (which commenced operations in May for Shell's Mars Tension Leg Platform (TLP)); increased revenues and earnings from the Company's three offshore labor contracts; and a slight improvement in revenues and margins from U.S. land rig operations. This year's revenues and earnings increased in both the offshore platform and lang rig segments as rig utilizations for 1996 were 70 percent and 88 percent, respectively. From 1994 to 1995, offshore platform rig revenues and earnings declined as utilization fell from 79 percent in 1994 to 66 percent in 1995. However, U.S. land rig dayrates and margins improved as utilization for that segment rose from 66 percent in 1994, to 73 percent in 1995.

During the fourth quarter of 1996, three of the Company's platform rigs became inactive. Another became inactive during the first quarter of fiscal 1997. Due to the negative impact of those rigs not working, it is anticipated that domestic contract drilling revenues and operating profit for the first half of 1997 could be the same or lower than that of the last half of 1996.

Revenues and operating profit should improve during the last half of 1997 with the commencement of work in the spring for H&P rig 203 on Shell's Enchilada platform and for H&P rig 202 on Shell's Ram/Powell TLP. Additionally, it is anticipated that operating costs and dayrates for U.S. land rigs will increase during the year as costs to maintain adquate rig crews will likely increase. Most, if not all, of these costs will be passed on to customers through increased dayrates. It is uncertain at this time whether dayrates can be increased enough to improve land rig profit margins.

International revenues climbed to $135,695,000 in 1996, from $110,695,000 in 1995, and $98,111,000 in 1994. Operating profit for the international contract drilling sector improved by 48 percent to $31,176,000 for 1996, compared with $21,110,000 for 1995, and $14,645,000 for 1994. During 1995, six additional rigs were shipped to Venezuela and three to Colombia. In 1996, three more rigs were shipped to Venezuela. Revenues and operating profits generated by these new rigs accounted for a significant portion of the international revenue and earning increases the past two years. Additionally, H&P offshore platform rig 200, a joint venture with the Company's investment affiliate, Atwood Oceanics, began receiving a standby rate during the year which helped increase profits. Although the Company expects international revenues and earnings to continue to grow, it does not anticipate the level of growth experienced during 1995 and 1996 to occur in 1997 because the Company does not expect to ship as many rigs to international markets this year.

In Venezuela, approximately 65 percent of the Company's billings are in U.S. dollars and the other 35 percent are in bolivars, the local currency. As a result, the Company is exposed to risks of currency devaluation in Venezuela because of the positive bolivar net working capital balances created by the local currency billings. Over the past three years, total net devaluation losses in Venezuela have not been material because the Company has been able to offset such losses through the purchase of Brady Bonds. A Brady Bond is a dollar-denominated Venezuelan government debt that is guaranteed by the U.S. government and traded on the world's major stock markets during periods when Venezuela's currency was set at fixed exchange rates. Gains on the bonds were realized because, soon after their initial availability, they were trading at a premium of 30 to 50 percent above the official exchange rate. Brady Bonds are no longer available and the currency is again allowed, within a range, to float at market rates. Although devaluation losses will likely occur, the Company does not presently believe that such losses will have a material impact on the Company. However, if the country experiences extreme economic difficulty, accompanied by severe devaluation and/or inflation, the Company could experience material losses.

OIL AND GAS DIVISION revenues and operating profit increased dramatically this year as average prices received for the Company's production rose to $19.00 per barrel of oil and $1.75 per Mcf of natural gas, from $16.37 per barrel and $1.27 per Mcf last year. In 1994, average prices were $14.83 per barrel and $1.72 per Mcf. Although oil production was flat over the past two years, average natural gas production increased by 31 percent over last year to 94.4 million cubic feet per day (Mmcf/d) during 1996, compared with 72.4 Mmcf/d in 1995, and 73 Mmcf/d in 1994. The Company's natural gas production grew as a result of allowing more of its existing reserves to be delivered to the market and by virtue of discoveries and production of new natural gas reserves. The most significant discovery was in southwestern Oklahoma in the Rocky East field where a total of six wells were completed by the end of 1996 which added a combined average of approximately 15 Mmcf/d of total net production to the Company. Due to the significant increases in product prices and natural gas production volume, exploration and production revenues increased by 60 percent to $76,643,000 in 1996, from $47,986,000 in 1995, and $58,884,000 in 1994.
Exploration and production operating profit increased to $26,333,000 in 1996, compared with a loss of $23,961,000 in 1995, and a profit of $3,245,000 in 1994.

In 1995, the Company elected to adopt SFAS No. 121, resulting in a pre-tax, non-cash charge of $19,982,000 to the Oil and Gas Division. Earnings for 1996 were also aided by lower dry hole and abandonment charges, lower geophysical expense and reduced depletion per production unit than in the previous two years. During the past three years the Company has not hedged any of its oil or natural gas production and does not intend to do so during 1997. Therefore, increases or decreases in its product prices will affect its ongoing results accordingly.

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

Natural gas marketing revenues, which are primarily derived from selling natural gas produced by other companies (third party), increased to $58,507,000 in 1996, from $35,301,000 in 1995, and $51,889,000 in 1994.
Operating profit was $3,415,000 in 1996, $1,892,000 in 1995, and $1,525,000 in
1994. The Company's approach has been to use the existing capacity of its personnel and facilities to derive additional profit from matching its customers with third party producers when the marketing situation is not conducive to the sale of the Company's own natural gas. Although revenues are likely to increase during periods of rising natural gas prices, it is expected that competition will continue to limit fees and premiums for third party natural gas sales.

REAL ESTATE DIVISION revenues of $8,082,000 for 1996 were up slightly over 1995 and 1994, and operating profit improved to $5,055,000 during 1996 as occupancy levels increased, particularly in the Company's industrial properties. Operating profit for 1995 was down from normal levels due to a $2,000,000 charge to two properties in connection with the adoption of SFAS No. 121. No major changes are anticipated in the Real Estate Division for 1997.

On August 30 of this year, the Company exchanged all of the stock in its wholly-owned subsidiary and chemical division, Natural Gas Odorizing, Inc.
(NGO), for 2,018,928 shares of Occidental Petroleum Corporation common stock in a tax-free transaction valued at $48 million. The sale yielded a gain of $24.1 million (net of deferred income taxes of approximately $14.8 million) which is reported as gain on sale of discontinued operations. Prior period operating results for the division are reported as discontinued operations.

LIQUIDITY AND CAPITAL RESOURCES

The Company has maintained a very strong balance sheet for many years with current ratios above 1.74 for the last three years. During 1996, the Company reduced its committed line of credit from $75 million to $50 million. At year-end, the Company had borrowed $5,000,000 under this line of credit and had letters of credit outstanding in the amount of $6,991,000. At the end of 1995, the Company had borrowed $21,700,000. The borrowing in 1995 was the first time the Company had gone to outside sources for capital funding since the early 1980's.

Capital expenditures for each of the last three years were over $100 million and exceeded the funds generated internally during 1994 and 1995. Cash provided by operating activities totaled $124,923,000 for 1996, $88,572,000 for 1995, and $79,909,000 for 1994. It is anticipated that during 1997 capital expenditures will be approximately $130 million and, although internally generated cash is projected to be slightly higher in 1997 than in 1996, additional borrowing may be necessary. Capital expenditures budgeted for 1997 include continued exploration and development drilling activities and major offshore platform rig construction projects for Gulf of Mexico operations. Capital expenditure totals could be significantly increased by additional projects now being considered. Additional borrowings and/or portfolio liquidations would fund the potential increase in spending.

The Company manages a large portfolio of marketable securities which had a cost basis of $138,599,000 at September 30, 1996, and a total market value at that time of $274,994,000, including its investment in Atwood Oceanics, Inc. During 1995, the Company adopted SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, which resulted in a balance sheet adjustment to market values for investments in companies owned less than 20 percent. Accordingly, a deferred tax estimate was added to deferred taxes under the liability section and the net unrealized holding gains were reflected in the shareholders' equity section of the balance sheet. During 1996, the Company paid a dividend of $.505 per share which represented the 25th consecutive year of dividend increases.


--------------------------------------------------------------------------------
STOCK PORTFOLIO HELD BY THE COMPANY


--------------------------------------------------------------------------------
                                            Number of
        September 30, 1996                    Shares    Book Value  Market Value
--------------------------------------------------------------------------------
                                            (in thousands,except share amounts)
Occidental Petroleum ...................    2,018,928   $   48,000   $   47,192
Atwood Oceanics, Inc. ..................    1,600,000       25,215       70,400
Schlumberger, Ltd. .....................      740,000       23,511       62,530
Sun Company, Inc. ......................      466,451        5,742       10,728
Sun Company PFD A ......................      329,053        3,192        7,897
Phillips Petroleum Company .............      240,000        5,976       10,260
Liberty Bancorp ........................      395,000        5,743       15,010
Oryx Energy Company ....................      625,000        6,032       11,094
Oneok ..................................      225,000        2,751        6,188
Other ..................................                    12,437       33,695
                                                        ----------   ----------
      Total ............................                $  138,599   $  274,994
                                                        ==========   ==========

CONSOLIDATED STATEMENTS OF INCOME
================================================================================
HELMERICH & PAYNE, INC.


------------------------------------------------------------------------------------------
        Years Ended September 30,                            1996        1995      1994
------------------------------------------------------------------------------------------
                                                                   (in thousands,
                                                              except per share amounts)
REVENUES:
  Sales and other operating revenues ...................   $387,473   $295,875   $303,849
  Income from investments ..............................      5,782     10,846      6,303
                                                           ------------------------------
                                                            393,255    306,721    310,152
                                                           ------------------------------
COSTS AND EXPENSES:
  Operating costs ......................................    229,584    188,497    201,637
  Depreciation, depletion and amortization .............     59,442     76,443     49,414
  Dry holes and abandonments ...........................      7,986     10,095     10,369
  Taxes, other than income taxes .......................     16,939     14,990     15,134
  General and administrative ...........................      9,083      8,801      8,908
  Interest .............................................        678        407        385
                                                           ------------------------------
                                                            323,712    299,233    285,847
                                                           ------------------------------

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME
  TAXES, EQUITY IN INCOME OF AFFILIATE AND CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE .............     69,543      7,488     24,305

INCOME TAX EXPENSE .....................................     25,803      2,786      8,101

EQUITY IN INCOME OF AFFILIATE
  net of income taxes ..................................      1,686      1,086        904
                                                           ------------------------------
INCOME FROM CONTINUING OPERATIONS ......................     45,426      5,788     17,108
INCOME FROM DISCONTINUED OPERATIONS ....................      3,090      3,963      3,863
GAIN ON SALE OF DISCONTINUED OPERATIONS ................     24,050       --         --
                                                           ------------------------------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLE .................................     72,566      9,751     20,971
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE ....       --         --        4,000
                                                           ------------------------------

NET INCOME .............................................   $ 72,566   $  9,751   $ 24,971
                                                           ==============================

PER COMMON SHARE:
INCOME FROM CONTINUING OPERATIONS ......................   $   1.84   $    .24   $    .70
INCOME FROM DISCONTINUED OPERATIONS ....................        .13   $    .16   $    .16
GAIN ON SALE OF DISCONTINUED OPERATIONS ................        .97       --         --
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE ....       --         --          .16
                                                           ------------------------------
NET INCOME .............................................   $   2.94   $    .40   $   1.02
                                                           ==============================

AVERAGE COMMON SHARES OUTSTANDING ......................     24,690     24,536     24,416
=========================================================================================

The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
================================================================================
HELMERICH & PAYNE, INC.



ASSETS

-------------------------------------------------------------------------------------------------
                                                        September 30,       1996        1995
-------------------------------------------------------------------------------------------------
                                                                              (in thousands)
CURRENT ASSETS:
  Cash and cash equivalents ..........................................   $   16,892   $   19,543
  Short-term investments .............................................        1,005        8,989
  Accounts receivable, less reserve of $712 and $489 .................       75,374       57,034
  Inventories ........................................................       16,915       19,329
  Prepaid expenses and other .........................................        4,182        5,628
  Net assets of discontinued operations ..............................                     6,836
                                                                         -----------------------
      Total current assets ...........................................      114,368      117,359
                                                                         -----------------------



INVESTMENTS ..........................................................      229,809      156,908
                                                                         -----------------------


PROPERTY, PLANT AND EQUIPMENT, at cost:


  Contract drilling equipment ........................................      568,110      501,682
  Oil and gas properties .............................................      401,804      392,806
  Real estate properties .............................................       46,970       46,642
  Other ..............................................................       53,547       55,655
                                                                         -----------------------
                                                                          1,070,431      996,785
  Less--Accumulated depreciation, depletion and amortization .........      606,935      578,492
                                                                         -----------------------
      Net property, plant and equipment ..............................      463,496      418,293
                                                                         -----------------------


OTHER ASSETS .........................................................       14,241       14,501
                                                                         -----------------------


TOTAL ASSETS .........................................................   $  821,914   $  707,061
                                                                         =======================
-------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

LIABILITIES AND SHAREHOLDERS' EQUITY

-----------------------------------------------------------------------------------------------------------------
        September 30,                                                                          1996        1995
-----------------------------------------------------------------------------------------------------------------
                                                                                                (in thousands)
CURRENT LIABILITIES:

   Accounts payable ......................................................................   $ 25,622   $ 25,462
   Accrued liabilities ...................................................................     31,943     20,159
   Notes payable .........................................................................      5,000     21,700
                                                                                             -------------------
       Total current liabilities .........................................................     62,565     67,321
                                                                                             -------------------


NONCURRENT LIABILITIES:

   Deferred income taxes .................................................................     98,335     66,062
   Other .................................................................................     15,044     11,243
                                                                                             -------------------
      Total noncurrent liabilities .......................................................    113,379     77,305
                                                                                             -------------------


SHAREHOLDERS' EQUITY:

   Common stock, $.10 par value, 80,000,000 shares authorized,
      26,764,476 shares issued ...........................................................      2,677      2,677
   Preferred stock, no par value, 1,000,000 shares authorized, no shares issued
   Additional paid-in capital ............................................................     50,410     48,436
   Net unrealized holding gains ..........................................................     56,550     38,004
   Retained earnings .....................................................................    557,543    495,692
                                                                                             -------------------
                                                                                              667,180    584,809
   Lesstreasury stock, 1,878,840 shares in 1996 and 1,999,856 shares in 1995, at cost ....     21,210     22,374
                                                                                             -------------------
         Total shareholders' equity ......................................................    645,970    562,435
                                                                                             -------------------


TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ...............................................   $821,914   $707,061
                                                                                             ===================
-----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
===============================================================================
HELMERICH & PAYNE, INC.

                                                                                    Net
                                                 Common Stock       Additional   Unrealized                    Treasury Stock
                                              -------------------    Paid-In       Holding     Retained       ----------------
                                              Shares       Amount     Capital       Gains      Earnings       Shares    Amount
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            (in thousands)
Balance, September 30, 1993 .............      26,764    $   2,677   $  47,412        $--     $ 482,405        2,127    $ (23,567)
  Cash dividends ($.49 per share) .......        --           --          --           --       (12,097)        --           --
  Exercise of stock options .............        --           --           549         --          --            (43)         415
  Lapse of restrictions on
     Restricted Stock Awards ............        --           --          (246)        --          --           --           --
  Stock issued under Restricted
     Stock Award Plan ...................        --           --           481         --          (814)         (30)         333
  Amortization of deferred
     compensation .......................        --           --          --           --         1,815         --           --
  Net income ............................        --           --          --           --        24,971         --           --
                                            -------------------------------------------------------------------------------------
Balance, September 30, 1994 .............      26,764        2,677      48,196         --       496,280        2,054      (22,819)
  Adjustment to beginning balance
     for change in accounting method,
     net of income taxes of $21,106 .....        --           --          --         34,435        --           --           --
  Change in net unrealized holding
     gains, net of income taxes
     of $2,187 ..........................        --           --          --          3,569        --           --           --
  Cash dividends ($.50 per share) .......        --           --          --           --       (12,372)        --           --
  Exercise of stock options .............        --           --           859         --          --            (69)         615
  Lapse of restrictions on
     Restricted Stock Awards ............        --           --          (229)        --          --           --           --
  Forfeiture of Restricted Stock Award ..        --           --          (390)        --           560           15         (170)
  Amortization of deferred
      compensation ......................        --           --          --           --         1,473         --           --
  Net income ............................        --           --          --           --         9,751         --           --
                                            -------------------------------------------------------------------------------------

Balance, September 30, 1995 .............      26,764        2,677      48,436       38,004     495,692        2,000      (22,374)
  Change in net unrealized holding
      gains, net of income taxes
      of $11,367 ........................        --           --          --         18,546        --           --           --
  Cash dividends ($.51 per share) .......        --           --          --           --       (12,670)        --           --
  Exercise of stock options .............        --           --         2,197         --          --           (131)       1,274
  Lapse of restrictions on
      Restricted Stock Awards ...........        --           --           (61)        --          --           --           --
  Forfeiture of Restricted Stock Award ..        --           --          (162)        --           272           10         (110)
  Amortization of deferred
      compensation ......................        --           --          --           --         1,683         --           --
  Net income ............................        --           --          --           --        72,566         --           --
                                            -------------------------------------------------------------------------------------
Balance, September 30, 1996 .............      26,764    $   2,677   $  50,410    $  56,550   $ 557,543        1,879    $ (21,210)
                                            =====================================================================================
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
================================================================================
HELMERICH & PAYNE, INC.

----------------------------------------------------------------------------------------------------
                   Years Ended September 30,                1996              1995            1994
----------------------------------------------------------------------------------------------------
                                                                       (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income  . . . . . . . . . . . . . . . .        $   72,566          $    9,751       $   24,971

  Adjustments to reconcile net income to net
   cash provided by operating activities-
      Discontinued operations . . . . . . . .           (27,140)             (3,963)          (3,863)
      Depreciation, depletion and
        amortization  . . . . . . . . . . . .            59,442              76,443           49,414
      Dry holes and abandonments  . . . . . .             7,986              10,095           10,369
        Cumulative effect of change in
        accounting principle  . . . . . . . .                --                  --           (4,000)
      Equity in income of affiliate before
        income taxes  . . . . . . . . . . . .            (2,720)             (1,752)          (1,458)
      Amortization of deferred compensation               1,683               1,473            1,815
      Gain on sale of securities  . . . . . .              (566)             (5,697)            (124)
        Loss (gain) on sale of property,
        plant and equipment, other  . . . . .               776              (1,195)          (2,539)
      Change in assets and liabilities:
         Accounts receivable  . . . . . . . .           (18,340)                275           (3,864)
         Inventories  . . . . . . . . . . . .             2,435                  86           (3,260)
         Prepaid expenses and other . . . . .             1,706              (2,768)           5,047
         Accounts payable . . . . . . . . . .            (1,115)              3,030           (1,317)
         Accrued liabilties . . . . . . . . .            14,237              (2,701)           1,023
         Deferred income taxes  . . . . . . .             6,668              (1,630)           4,106
         Other noncurrent liabilities   . . .             3,802               2,563           (1,857)
                                                     -----------------------------------------------
         Total adjustments  . . . . . . . . .            48,854              74,259           49,492
                                                     -----------------------------------------------
           Net cash provided by continuing
             activities . . . . . . . . . . .           121,420              84,010           74,463
           Net cash provided by discontinued
             operations . . . . . . . . . . .             3,503               4,562            5,446
                                                     -----------------------------------------------
           Net cash provided by operating
             activities . . . . . . . . . . .           124,923              88,572           79,909
                                                     -----------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures, including dry hole
    costs, from continuing operations . . . .          (109,985)           (109,901)        (102,264)
  Proceeds from sale of property, plant and
    equipment . . . . . . . . . . . . . . . .             3,987               2,923            5,971
  Purchase of investments . . . . . . . . . .            (1,196)            (12,858)          (1,500)
  Proceeds from sale of investments . . . . .               619              11,713              373
  Discontinued operations . . . . . . . . . .            (2,746)               (977)            (619)
  Purchase of short-term investments  . . . .                --                  --              (12)
  Proceeds from sale of short-term
  investments                                             7,984                   7              124
                                                     -----------------------------------------------
         Net cash used in investing
           activities . . . . . . . . . . . .          (101,337)           (109,093)         (97,927)
                                                     -----------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments made on long-term debt . . . . . .                --                  --           (3,139)
  Proceeds from notes payable . . . . . . . .            35,000              37,100               --
  Payments made on notes payable  . . . . . .           (51,700)            (15,400)              --
  Dividends paid  . . . . . . . . . . . . . .           (12,530)            (12,365)         (11,965)
  Proceeds from exercise of stock options . .             2,993               1,282              913
                                                     -----------------------------------------------
         Net cash provided by (used in)
         financing activities . . . . . . . .           (26,237)             10,617          (14,191)
                                                     -----------------------------------------------
NET DECREASE IN CASH AND CASH EQUIVALENTS . .            (2,651)             (9,904)         (32,209)
CASH AND CASH EQUIVALENTS, beginning of
  period  . . . . . . . . . . . . . . . . . .            19,543              29,447           61,656
                                                     -----------------------------------------------
CASH AND CASH EQUIVALENTS, end of period  . .        $   16,892          $   19,543       $   29,447
                                                     ===============================================

----------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
===============================================================================
HELMERICH & PAYNE, INC.                        September 30, 1996,1995 and 1994


-------------------------------------------------------------------------------
NOTE 1  SUMMARY OF ACCOUNTING POLICIES
-------------------------------------------------------------------------------


CONSOLIDATION -
The consolidated financial statements include the accounts of Helmerich & Payne, Inc. (the Company), and all of its wholly-owned subsidiaries. Fiscal years of the Company's foreign consolidated operations end on August 31 to facilitate reporting of consolidated results.


TRANSLATION OF FOREIGN CURRENCIES -
The Company has determined that the functional currency for its foreign subsidiaries is the U.S. dollar. Foreign currency transaction gains for 1996 and 1995 were $764,000 and $1,845,000, respectively, with a loss of $2,764,000 for 1994.


USE OF ESTIMATES -
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.


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


Effective July 1, 1995, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which requires impairment losses to be evaluated for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the assets carrying amount. Adoption of SFAS No. 121 resulted in a before-tax impairment charge of $22 million which is included in depreciation, depletion and amortization expense. After-tax, the impairment charge reduced 1995 net income by $13.6 million, $.55 per share. The before-tax impairment charges included $20 million for proved Exploration and Production properties and $2 million for Real Estate properties. The Company evaluates impairment of exploration and production assets on a field by field basis. Fair values on all long-lived assets are based on discounted future cash flows or information provided by sales and purchases of similar assets.


Substantially all property, plant and equipment other than oil and gas properties is depreciated using the straight-line method based on the following estimated useful lives:

----------------------------------------------------
                                               YEARS
----------------------------------------------------
Contract drilling equipment .................   4-10
Real estate buildings and equipment .........  10-50
Other .......................................   3-33
----------------------------------------------------

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

INVESTMENTS -
The Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", effective October 1, 1994. SFAS No. 115 requires that available-for-sale securities be carried at their fair value determined based on quoted market prices. Upon adoption of SFAS No. 115, the Company recorded an increase to shareholders' equity of $34 million, which was net of income taxes of $21 million.

The cost of securities used in determining realized gains and losses is based on average cost of the security sold.

Investments in companies owned from 20 to 50 percent are accounted for using the equity method with the Company recognizing its proportionate share of the income or loss of each investee. The Company owned 23.9 percent and 24.14 percent of Atwood Oceanics, Inc. (Atwood) at September 30, 1996 and 1995, respectively. The quoted market value of the Company's investment was $70,400,000 and $32,100,000 at September 30, 1996 and 1995, respectively.
Retained earnings at September 30, 1996 include approximately $13,034,000 of undistributed earnings of Atwood.

--------------------------------------------------------------------------------

Summarized financial information of Atwood is as follows:

----------------------------------------------------------------------------------------
                                                            1996        1995      1994
----------------------------------------------------------------------------------------
                                                                  (in thousands)
Gross revenues ........................................   $ 84,760   $ 77,315   $ 68,045
Costs and expenses ....................................     73,392     70,255     62,045
                                                          --------   --------   --------
Net income ............................................   $ 11,368   $  7,060   $  6,000
                                                          ========   ========   ========
Helmerich & Payne, Inc.'s equity in net income,
      net of income taxes .............................   $  1,686   $  1,086   $    904
                                                          ========   ========   ========
Current assets ........................................   $ 44,170   $ 34,266   $ 37,965
Noncurrent assets .....................................    115,139    118,587    115,065
Current liabilities ...................................     18,019     20,505     13,752
Noncurrent liabilities ................................     35,736     37,456     53,000
Shareholders' equity ..................................    105,554     94,892     86,278
                                                          ========   ========   ========
Helmerich & Payne, Inc.'s investment ..................   $ 25,215   $ 22,495   $ 20,743
                                                          ========   ========   ========
----------------------------------------------------------------------------------------

INCOME TAXES -
Effective October 1, 1993, the Company adopted FASB Statement No. 109, "Accounting for Income Taxes." Under Statement No. 109, deferred income taxes are computed using the liability method and are provided on all temporary differences between the financial basis and the tax basis of the Company's assets and liabilities.

OTHER POST EMPLOYMENT BENEFITS -
The Company sponsors a health care plan that provides post retirement medical benefits to retired employees. Employees who retire after November 1, 1992 and elect the Company's coverage pay the entire estimated cost of such benefits.

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

-------------------------------------------------------------------------------
NOTE 2   SHORT-TERM BORROWINGS AND CREDIT ARRANGEMENTS
-------------------------------------------------------------------------------

The Company maintains a line of credit agreement with certain banks which provides for maximum borrowing of $50,000,000 at adjustable interest rates. Under the agreement, $50,000,000 may be borrowed through May 1997, and $10,000,000 may be borrowed through May 1998. As of September 30, 1996, the Company had borrowed $5,000,000 at a rate of 8.25% and had letters of credit outstanding in the amount of $6,991,000, leaving an unused portion of $38,009,000. Under the line of credit agreement the Company must meet certain requirements regarding levels of debt, net worth and earnings.

The Company has an additional $14.0 million line of credit with a bank to be used primarily for letters of credit. As of September 30, 1996, the Company had letters of credit outstanding in the amount of $2,547,222 leaving an unused portion of $11,452,778.

-------------------------------------------------------------------------------
NOTE 3   INCOME TAXES
-------------------------------------------------------------------------------

Effective October 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by FASB Statement No. 109, "Accounting for Income Taxes." The cumulative effect of adopting Statement No. 109 as of October 1, 1993 was to increase net income by $4,000,000.

The components of the provision (credit) for income taxes from continuing operations are as follows:

-------------------------------------------------------------------------------
           Years Ended September 30,     1996       1995         1994
-------------------------------------------------------------------------------
                                                (in thousands)
CURRENT:
   Federal ........................   $  8,909    $   (802)   $  1,451
   Foreign ........................     11,037       6,104       2,677
   State ..........................      1,050         276         649
                                      --------------------------------
                                        20,996       5,578       4,777
                                      --------------------------------
DEFERRED:
   Federal ........................      3,757      (3,083)        (29)
   Foreign ........................        725         534       3,430
State .............................        325        (243)        (77)
                                      --------------------------------
                                         4,807      (2,792)      3,324
                                      --------------------------------
TOTAL PROVISION: ..................   $ 25,803    $  2,786    $  8,101
                                      ================================
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
The amounts of domestic and foreign income are as follows:
--------------------------------------------------------------------------------


----------------------------------------------------------------------------------------
                            Years Ended September 30,      1996       1995       1994
----------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME
  TAXES, EQUITY IN INCOME OF AFFILIATE AND CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE:
    Domestic .........................................   $ 41,299   $(11,399)   $ 11,885
    Foreign ..........................................     28,244     18,887      12,420
                                                         -------------------------------
                                                         $ 69,543   $  7,488    $ 24,305
                                                         ===============================
----------------------------------------------------------------------------------------

Effective income tax rates on income from continuing operations as compared to the U.S. Federal income tax rate are as follows:

-------------------------------------------------------------------------------
                        Years Ended September 30,    1996    1995    1994
-------------------------------------------------------------------------------
U.S. Federal income tax rate .....................    35%     35%     35%
Dividends received deduction .....................    (1)     (8)     (3)
Excess statutory depletion .......................   --       (3)     (1)
Effect of higher foreign tax rates ...............     2      19       4
Non-conventional fuel source credits utilized ....    (1)     (8)     (2)
Other, net .......................................     2       2     --
                                                     --------------------
Effective income tax rate ........................    37%     37%     33%
                                                     ====================
-------------------------------------------------------------------------------

The components of the Company's net deferred tax liabilities are as follows:

-------------------------------------------------------------------------------
                             At September 30,     1996       1995
-------------------------------------------------------------------------------
                                                   (in thousands)
DEFERRED TAX LIABILITIES:
  Property, plant and equipment .............   $ 46,706   $ 39,921
  Available-for-sale securities .............     49,889     23,293
  Pension provision .........................      4,720      4,774
  Equity investment .........................      4,840      3,920
  Other .....................................        709        919
                                                --------   --------
     Total deferred tax liabilities .........    106,864     72,827
                                                --------   --------

DEFERRED TAX ASSETS:
  Financial accruals ........................      5,213      4,733
  Other .....................................      3,316      2,032
                                                --------   --------
     Total deferred tax assets ..............      8,529      6,765
                                                --------   --------

NET DEFERRED TAX LIABILITIES ................   $ 98,335   $ 66,062
                                                ========   ========
-------------------------------------------------------------------------------

NOTE 4   STOCK OPTIONS, AWARD PLAN AND RIGHTS
-------------------------------------------------------------------------------

The Company has reserved 1,179,962 shares of its treasury stock to satisfy the exercise of stock options issued under the 1982 and 1990 Stock Option Plans. Options awarded under these plans are granted at prices equal to at least market price on the date of grant. Options granted under the 1982 plan have a term of nine years while options granted under the 1990 plan have a term of seven years. Options granted under both plans become exercisable in increments as outlined in the plans.

Activity for the incentive stock option plans, was as follows:

----------------------------------------------------------------------------------------------------
                                    Years Ended September 30,         1996       1995        1994
----------------------------------------------------------------------------------------------------
Outstanding at October 1, .......................................    841,271     835,879     780,079
Granted .........................................................    247,000     107,750     110,250
Exercised .......................................................   (140,015)    (78,094)    (46,510)
Cancelled .......................................................    (94,146)    (24,264)     (7,940)
                                                                    --------    --------    --------
Outstanding at September 30, ....................................    854,110     841,271     835,879
                                                                    ========    ========    ========
Exercisable at September 30, ....................................     74,224     110,399      70,889
                                                                    ========    ========    ========
Weighted average exercise price of options outstanding ..........   $  27.25    $  26.39    $  25.65
                                                                    ========    ========    ========
Weighted average exercise price of options exercised ............   $  23.51    $  19.68    $  21.77
                                                                    ========    ========    ========
----------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------

The Financial Accounting Standards Board has issued a new accounting standard, FAS No. 123 "Accounting for Stock-Based Compensation", effective for fiscal years beginning after December 15, 1995. As provided for in the standard, the Company will not adopt the recognition provisions and will provide the pro forma net income and earnings-per-share disclosures required by the standard in its annual financial statements for the year ending September 30, 1997. The Company currently follows Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees". Under this standard, because the exercise price of the Company's fixed plan common stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

As of September 30, 1996, the Company has issued 360,000 shares of treasury stock under a Restricted Stock Award Plan (the "Plan"). The Company recognized deferred compensation totalling $12,832,000, which was the fair market value of the stock at the time of issuance, as a reduction of retained earnings. Treasury stock was reduced by the book value of the shares issued, $4,058,000. The difference was recognized as an increase in paid-in capital. The deferred compensation is being amortized over a seven-year period as compensation expense. The unamortized balance at September 30, 1996 and 1995 was $1,235,000 and $3,189,000, respectively. Restrictions lapsed with respect to 68,000 shares, 61,000 shares and 61,000 shares in 1996, 1995 and 1994, respectively, and the shares were released to Plan participants. There were forfeitures of 10,000 and 15,000 shares in 1996 and 1995, respectively.

On January 8, 1996, the Company extended the benefits afforded by its existing rights plan by adopting a new stockholder rights plan. On September 30, 1996, the Company had 24,885,636 outstanding common stock purchase rights ("Rights"). Under the terms of the new plan each Right entitled the holder thereof to purchase from the Company a unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock ("Preferred Stock"), without par value, at a price of $90 per unit. The exercise price and the number of units of Preferred Stock issuable on exercise of the Rights are subject to adjustment in certain cases to prevent dilution. The Rights will be attached to the common stock certificates and are not exercisable or transferrable apart from the common stock, until 10 business days after a person acquires 15% or more of the outstanding common stock or 10 business days following the commencement of a tender offer or exchange offer that would result in a person owning 15% or more of the outstanding common stock. In the event the Company is acquired in a merger or certain other business combination transactions (including one in which the Company is the surviving corporation), or more than 50% of the Company's assets or earning power is sold or transferred, each holder of a Right shall have the right to receive, upon exercise of the Right, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The Rights are redeemable under certain circumstances at $.01 per Right and will expire, unless earlier redeemed, on January 31, 2006. As long as the Rights are not separately transferrable, the Company will issue one Right with each new share of common stock issued.

-------------------------------------------------------------------------------
NOTE 5   FINANCIAL INSTRUMENTS
-------------------------------------------------------------------------------

Short-term investments consist mainly of U.S. treasury notes carried at cost, which approximates fair value. Notes payable bear interest at market rates and are carried at cost which approximates fair value.

The following is a summary of available-for-sale securities, which excludes those accounted for under the equity method of accounting (see Note 1):

                                          Gross        Gross    Estimated
                                        Unrealized  Unrealized    Fair
                              Cost        Gains       Losses      Value
                           ---------------------------------------------------
                                             (in thousands)
 Equity Securities:
   September 30, 1996      $ 113,384     $92,081      $871      $204,594
   September 30, 1995      $  64,804     $61,455      $158      $126,101


During the years ended September 30, 1996, 1995, and 1994, marketable equity available-for-sale securities with a fair value at the date of sale of $619,000, $11,713,000 and $373,000, respectively, were sold. The gross realized gains on such sales of available-for-sale securities totaled $596,000, $5,734,000 and $124,000, respectively, and the gross realized losses totaled $30,000, $37,000 and $0, respectively.

-------------------------------------------------------------------------------
NOTE 6   DISCONTINUED OPERATIONS
-------------------------------------------------------------------------------

Effective August 30, 1996, Helmerich & Payne, Inc. exchanged all of the common stock of its wholly-owned subsidiary, Natural Gas Odorizing, Inc. (NGO), to Occidental Petroleum Corporation (OPC) for 2,018,928 shares of OPC common stock with a fair market value of approximately $48 million. The sale yielded a gain of $24.1 million (net of deferred income taxes of approximately $14.8 million) which is reported as gain on sale of discontinued operations. NGO comprised the Company's chemical operations. Prior period operating results for such operations are reported as discontinued operations. Summarized operating results of discontinued operations are as follows:

-------------------------------------------------------------------------------
                 Years Ended September 30,        1996      1995       1994
-------------------------------------------------------------------------------
                                                    (in thousands)
Revenues ....................................   $19,540   $19,055   $18,849
Operating Profit ............................     5,656     6,221     5,994
Provision for income taxes ..................     2,566     2,258     2,131
Income from discontinued operations .........     3,090     3,963     3,863

The assets and liabilities that were transferred to OPC in the sale are presented in the Consolidated Balance Sheet on a net basis at September 30, 1995. Net assets consist of current assets ($4.5 million), net property, plant and equipment ($5.4 million), less current liabilities ($2.3 million) and other liabilities ($0.8 million).

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
NOTE 7  EMPLOYEE BENEFIT PLANS
-------------------------------------------------------------------------------

DEFINED BENEFIT PLANS:
The Company has noncontributory pension plans covering substantially all of its employees, including certain employees in foreign countries. The Company makes annual contributions to the plans equal to the maximum amount allowable for tax reporting purposes. Future service benefits are determined using a 1.5 percent career average formula.

The net periodic pension expense (credit) included the following components:

----------------------------------------------------------------------------------------
                           Years Ended September 30,        1996      1995      1994
----------------------------------------------------------------------------------------
                                                                 (in thousands)
Service cost-benefits earned during the year ..........   $ 1,979    $ 1,589    $ 1,557
Interest cost on projected benefit obligations ........     1,553      1,301      1,191
Return on plan assets .................................    (3,214)    (2,798)    (2,639)
Net amortization and deferral .........................      (304)      (301)      (302)
                                                          -------    -------    -------
        Net pension expense (credit) ..................   $    14    $  (209)   $  (193)
                                                          =======    =======    =======


The discount rates used in determining the actuarial value of the projected benefit obligation for 1996, 1995 and 1994 were 7.75%, 7.25% and 7.5%, respectively. The average expected rate of return on plan assets was 8.5% for 1996, 1995 and 1994. The assumed rate of increase in compensation was 5.0% for 1996, 1995 and 1994.

The following table sets forth the plans' funded status and amounts recognized in the balance sheet:

----------------------------------------------------------------------------------------------
                                             At September 30,               1996        1995
----------------------------------------------------------------------------------------------
                                                                             (in thousands)
Actuarial present value of benefit obligations:
   Vested benefit obligation ..........................................   $ 17,376    $ 16,199
                                                                          ========    ========
   Accumulated benefit obligation .....................................   $ 20,675    $ 19,215
                                                                          ========    ========
   Projected benefit obligation .......................................   $ 23,534    $ 21,735
                                                                          ========    ========

Plan assets at fair value, primarily listed stocks, U.S. Government
   securities and guaranteed insurance contracts ......................   $ 42,609    $ 38,114
                                                                          ========    ========

Projected benefit obligation less than plan assets ....................   $ 19,075    $ 16,379
Unrecognized net gain, including unrecognized
   net assets existing at October 1, 1987 .............................     (8,430)     (5,959)
Unrecognized prior service cost .......................................      1,740       1,978
                                                                          --------    --------
Prepaid pension cost ..................................................   $ 12,385    $ 12,398
                                                                          ========    ========
----------------------------------------------------------------------------------------------

DEFINED CONTRIBUTION PLAN:
Substantially all employees on the United States payroll of the Company may elect to participate in the Company sponsored Thrift/401(K) Plan by contributing a portion of their earnings. The Company contributes amounts equal to 100 percent of the first five percent of the participant's compensation subject to certain limitations. Expensed Company contributions were $1,908,000, $1,735,000 and $1,588,000 in 1996, 1995 and 1994, respectively.
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
NOTE 8   ACCRUED LIABILITIES
-------------------------------------------------------------------------------
Accrued liabilities consist of the following:

-------------------------------------------------------------------------------
                At September 30,                  1996      1995
-------------------------------------------------------------------------------
                                                 (in thousands)
Accrued royalties payable ...................   $ 7,709   $ 5,977
Accrued taxes payable - operations ..........     4,645     2,521
Accrued income taxes payable ................     4,915       388
Accrued workers compensation claims .........     2,561     1,280
Accrued equipment cost ......................     2,197     4,017
Other .......................................     9,916     5,976
                                                -------   -------
                                                $31,943   $20,159
                                                =======   =======
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
NOTE 9   SUPPLEMENTAL CASH FLOW INFORMATION


-------------------------------------------------------------------------------
        Years Ended September 30,       1996    1995    1994
-------------------------------------------------------------------------------
                                             (in thousands)
Cash payments:
Interest paid .....................   $   798   $   408   $   371
Income taxes paid:
  Continuing operations ...........    15,491     2,102     7,059
  Discontinued operations .........     2,563     2,522     2,457
Noncash investing activity:
Accrued equipment cost ............   $ 2,197   $ 4,016   $ 3,000

-------------------------------------------------------------------------------

NOTE 10    RISK FACTORS
-------------------------------------------------------------------------------

CONCENTRATIONS OF CREDIT -
Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments and trade receivables. The Company places its temporary cash investments with high quality financial institutions and limits the amount of credit exposure to any one financial institution. The Company's trade receivables are primarily with a variety of companies in the oil and gas industry. Management requires collateral for certain receivables of customers in its natural gas marketing operations.

INTERNATIONAL OPERATIONS -
International drilling operations are significant contributors to the Company's revenues and net profit. It is possible that operating results could be affected by the risks of such activities, including economic conditions in the international markets in which the Company operates, political and economic instability, fluctuations in currency exchange rates, changes in international regulatory requirements, international employment issues, and the burden of complying with foreign laws. These risks may adversely affect the Company's future operating results and financial position.

-------------------------------------------------------------------------------
NOTE 11   SEGMENT INFORMATION
-------------------------------------------------------------------------------

The Company operates principally in the contract drilling and oil and gas industries. The contract drilling operations consist of contracting Company-owned drilling equipment primarily to major oil and gas exploration companies. The Company's primary international areas of operation include Venezuela, Colombia and Ecuador. Oil and gas activities consist of ownership of mineral interests in productive oil and gas leases and undeveloped leases located primarily in Oklahoma, Texas, Kansas and Louisiana. Intersegment sales, which are accounted for in the same manner as sales to unaffiliated customers, are not material. Operating profit is total revenue less operating expenses. In computing operating profit, the following items have not been considered: equity in income of affiliate; income from investments; general corporate expenses; interest expense; and domestic and foreign income taxes. Identifiable assets by segment are those assets that are used in the Company's operations in each segment. Corporate assets are principally cash and cash equivalents, short-term investments and investments in marketable securities.

Revenues from one company doing business with the contract drilling segment accounted for approximately 19 percent, 18 percent, and 14 percent of the total consolidated revenues during the years ended September 30, 1996, 1995 and 1994, respectively. Collectively, revenues from three companies controlled by the Venezuelan government accounted for approximately 12.8 percent and 13.4 percent of total consolidated revenues for the year ended September 30, 1996 and 1995, respectively.

Summarized revenues and operating profit by industry segment for the years ended September 30, 1996, 1995 and 1994 are located on page 10. Additional financial information by industry segment is as follows:

--------------------------------------------------------------------------------------
                      Years Ended September 30,        1996        1995        1994
--------------------------------------------------------------------------------------
                                                            (in thousands)
Net Income (loss):
  Contract Drilling - Domestic ...................   $  6,796    $  4,506    $  3,697
  Contract Drilling - International ..............     17,693      12,106       8,459
  Exploration and Production .....................     17,335     (13,906)      2,710
  Natural Gas Marketing ..........................      2,247       1,230         869
  Real Estate Division ...........................      3,121       1,324       2,751
  Other ..........................................     (3,452)       (558)     (2,282)
  Equity in income of affiliate ..................      1,686       1,086         904
                                                     --------    --------    --------
    Net income from Continuing Operations ........   $ 45,426    $  5,788    $ 17,108
  Change in accounting principle .................        --          --        4,000
  Discontinued operations ........................     27,140       3,963       3,863
                                                     --------    --------    --------
  Net Income .....................................   $ 72,566    $  9,751    $ 24,971
                                                     ========    ========    ========
--------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                  Years Ended September 30,        1996      1995       1994
-------------------------------------------------------------------------------
                                                        (in thousands)
Identifiable assets:
  Contract drilling - Domestic ...............   $169,363   $138,359   $132,804
  Contract drilling - International ..........    213,171    188,587    131,767
  Exploration and Production .................    141,058    142,474    175,003
  Natural Gas Marketing ......................     15,602     10,192      8,846
  Real Estate division .......................     23,628     24,380     26,958
  Corporate and other ........................    259,092    196,233    133,442
  Discontinued operations ....................         --      6,836     12,869
                                                 --------   --------   --------
                                                 $821,914   $707,061   $621,689
                                                 ========   ========   ========
Depreciation, depletion and amortization:
  Contract drilling - Domestic ...............   $ 13,879   $ 12,111   $ 10,990
  Contract drilling - International ..........     22,120     19,557     15,722
  Exploration and Production .................     20,299     39,895     19,523
  Natural Gas Marketing ......................        725        298        290
  Real Estate division .......................      1,455      3,623      1,624
  Corporate and other ........................        964        959      1,265
                                                 --------   --------   --------
    Continuing operations ....................     59,442     76,443     49,414
    Discontinued operations ..................        754        672        654
                                                 --------   --------   --------
                                                 $ 60,196   $ 77,115   $ 50,068
                                                 ========   ========   ========
Capital expenditures:
  Contract drilling - Domestic ...............   $ 57,004   $ 32,503   $ 31,692
  Contract drilling - International ..........     24,801     55,044     25,723
  Exploration and Production .................     24,320     20,956     45,809
  Natural Gas Marketing ......................        435        252         76
  Real Estate division .......................        776        907        916
  Corporate and other ........................        830      1,255      1,048
                                                 --------   --------   --------
    Continuing operations ....................    108,166    110,917    105,264
    Discontinued operations ..................      1,581        859        619
                                                 --------   --------   --------
                                                 $109,747   $111,776   $105,883
                                                 ========   ========   ========
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
NOTE 12 SUPPLEMENTARY FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING
ACTIVITIES
-------------------------------------------------------------------------------

All of the Company's oil and gas producing activities are located in the United States.

Results of Operations from Oil and Gas Producing Activities -

-----------------------------------------------------------------------------------------
                   Years Ended September 30,                1996       1995        1994
-----------------------------------------------------------------------------------------
                                                                 (in thousands)
Revenues ..............................................   $ 76,643   $ 47,986    $ 58,884
                                                          --------   --------    --------
Production costs ......................................     20,080     18,035      18,854
Exploration expense and valuation provisions ..........      9,931     14,017      17,262
Depreciation, depletion and amortization ..............     20,299     39,895      19,523
Income tax expense (benefit) ..........................      9,187     (7,243)        890
                                                          --------   --------    --------
  Total cost and expenses .............................     59,497     64,704      56,529
                                                          --------   --------    --------
Results of operations (excluding corporate overhead
  and interest costs) .................................   $ 17,146   $(16,718)   $  2,355
                                                          ========   ========    ========
-----------------------------------------------------------------------------------------

Capitalized Costs  -

---------------------------------------------------------------------------------------
                                         At September 30,            1996        1995
---------------------------------------------------------------------------------------
                                                                       (in thousands)
Properties being amortized:
  Proved properties .............................................   $392,562   $384,755
  Unproved properties ...........................................      9,242      8,051
                                                                    --------   --------
    Total costs being amortized .................................    401,804    392,806
Less - Accumulated depreciation, depletion and amortization .....    269,994    257,988
                                                                    --------   --------
                      Net .......................................   $131,810   $134,818
                                                                    ========   ========
---------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Costs Incurred Relating to Oil and Gas Producing Activities -

-------------------------------------------------------------------------------
                         Years Ended September 30,    1996      1995     1994
-------------------------------------------------------------------------------
                                                           (in thousands)
   Property acquisition:
     Proved ..................                      $   256   $ 1,228   $23,115
     Unproved ................                        3,178     1,565     4,893
   Exploration ...............                        9,874    13,497    12,418
   Development ...............                       14,131     9,703    12,888
                                                    -------   -------   -------
     Total ...................                      $27,439   $25,993   $53,314
                                                    =======   =======   =======
-------------------------------------------------------------------------------


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

-------------------------------------------------------------------------------------
                                                           OIL (Bbls.)     GAS (Mmcf)
-------------------------------------------------------------------------------------
Proved reserves at September 30, 1993 .................    6,883,199       289,445
Revisions of previous estimates .......................      302,200          (819)
Extensions, discoveries and other additions ...........      261,114         8,818
Production ............................................     (887,455)      (26,628)
Purchases of reserves-in-place ........................      159,580        19,900
Sales of reserves-in-place ............................       (8,427)          (64)
                                                           ---------       -------

Proved reserves at September 30, 1994 .................    6,710,211       290,652
Revisions of previous estimates .......................      124,361         5,222
Extensions, discoveries and other additions ...........      328,539         8,775
Production ............................................     (808,058)      (26,421)
Purchases of reserves-in-place ........................          310         1,934
Sales of reserves-in-place ............................      (26,251)         (116)
                                                           ---------       -------

Proved reserves at September 30, 1995 .................    6,329,112       280,046
Revisions of previous estimates .......................      629,154         5,098
Extensions, discoveries and other additions ...........      298,986        21,311
Production ............................................     (809,571)      (34,535)
Purchases of reserves-in-place ........................       21,912           647
Sales of reserves-in-place ............................       (1,477)         (266)
                                                           ---------       -------

Proved reserves at September 30, 1996 .................    6,468,116       272,301
                                                           =========       =======

Proved developed reserves at
  September 30, 1994 ..................................    6,649,672       267,688
                                                           =========       =======
  September 30, 1995 ..................................    6,270,216       262,319
                                                           =========       =======
  September 30, 1996 ..................................    6,441,803       261,519
                                                           =========       =======
-------------------------------------------------------------------------------------


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


-------------------------------------------------------------------------------

-------------------------------------------------------------------------------------
                                 At September 30,                 1996         1995
-------------------------------------------------------------------------------------
                                                                   (in thousands)
Future cash inflows ........................................   $ 549,033    $ 429,259
Future costs -
  Future production and development costs ..................    (193,047)    (173,633)
  Future income tax expense ................................     (98,158)     (63,183)
                                                               ---------    ---------
Future net cash flows ......................................     257,828      192,443
10% annual discount for estimated timing of cash flows .....    (103,964)     (81,509)
                                                               ---------    ---------
Standardized Measure of discounted future net cash flows ...   $ 153,864    $ 110,934
                                                               =========    =========

-------------------------------------------------------------------------------------

Changes in Standardized Measure Relating to Proved Oil and Gas Reserves (Unaudited)-

-----------------------------------------------------------------------------------------
                             Years Ended September 30,       1996       1995       1994
-----------------------------------------------------------------------------------------
                                                                 (in thousands)
Standardized Measure - Beginning of year ................  $110,934   $124,623   $178,757
Increases (decreases) -
  Sales, net of production costs ........................   (56,563)   (29,951)   (40,030)
  Net change in sales prices, net of production costs ...    59,479    (12,917)   (80,347)
  Discoveries and extensions, net of related future
    development and production costs ....................    29,189      8,179      9,653
  Changes in estimated future development costs .........    (6,651)    (4,672)   (14,571)
  Development costs incurred ............................    14,050      9,703     12,888
  Revisions of previous quantity estimates ..............     5,731      2,825        483
  Accretion of discount .................................    14,362     16,171     23,678
  Net change in income taxes ............................   (31,158)    (7,538)    20,942
  Purchases of reserves-in-place ........................       643      1,202     11,219
  Sales of reserves-in-place ............................      (124)       (51)       (62)
  Other .................................................    13,972      3,360      2,013
                                                           --------   --------   --------
Standardized Measure - End of year ......................  $153,864   $110,934   $124,623
                                                           ========   ========   ========
-----------------------------------------------------------------------------------------


-------------------------------------------------------------------------------
NOTE 13  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
-------------------------------------------------------------------------------
                       (in thousands, except per share amounts)
-------------------------------------------------------------------------------

                                                    1st      2nd        3rd       4th
                         1996                      Quarter  Quarter   Quarter   Quarter
----------------------------------------------   ---------------------------------------
Revenues .....................................   $ 88,427  $ 95,213  $101,358  $108,257
Gross profit .................................     16,971    17,897    23,256    21,180
Income from continuing operations ............      9,468     9,802    12,650    13,506
Income (loss) from discontinued operations ...      1,625     1,225       508      (268)
Gain on sale of discontinued operations ......       --        --        --      24,050
Net income ...................................     11,093    11,027    13,158    37,288
Earnings (loss) per share:
  Continuing operations ......................        .38       .40       .51       .55
  Discontinued operations ....................        .07       .05       .02      (.01)
  Gain on sale of discontinued operations ....       --        --        --         .97
  Net income .................................        .45       .45       .53      1.51
==============================================   =======================================
                                                    1st       2nd       3rd       4th
                         1995                     Quarter   Quarter   Quarter   Quarter
----------------------------------------------   ----------------------------------------
Revenues .....................................   $ 73,993  $ 73,350  $ 74,648  $ 84,730
Gross profit (loss) ..........................      6,273     8,818     8,760    (7,155)
Income (loss) from continuing operations .....      2,736     4,127     4,114    (5,189)
Income from discontinued operations ..........      1,680     1,693       470       120
Net income (loss) ............................      4,416     5,820     4,584    (5,069)
Earnings (loss) per share:
   Continuing operations .....................        .11       .17       .17      (.21)
   Discontinued operations ...................        .07      --         .02      --
   Net income ................................        .18       .24       .19      (.21)
----------------------------------------------   -----------------------------------------

Gross profit (loss) represents total revenues less operating costs, depreciation, depletion and amortization, dry holes and abandonments, and taxes, other than income taxes.

-------------------------------------------------------------------------------

Net income in the fourth quarter of 1996 includes the gain from sale of discontinued operations (see Note 6). All quarters presented have been restated to reflect discontinued operations. Net loss from continuing operations for the fourth quarter of 1995 includes an after-tax charge of $13.6 million ($.55 per share) related to the Company adopting SFAS No 121 (see note 1).

-------------------------------------------------------------------------------

REPORT OF INDEPENDENT AUDITORS

HELMERICH & PAYNE, INC.

===============================================================================
The Board of Directors and Shareholders
Helmerich & Payne, Inc.

    We have audited the accompanying consolidated balance sheets of Helmerich & Payne, Inc. as of September 30, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Helmerich & Payne, Inc. at September 30, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

    As discussed in Note 1 to the financial statements, effective July 1, 1995, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". As discussed in Note 1 to the financial statements, effective October 1, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and as discussed in Note 3 to the financial statements, effective October 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes."


                                                       /s/ ERNST & YOUNG L.L.P.

Tulsa, Oklahoma
November 15, 1996

STOCK PRICE INFORMATION


===============================================================
                       Closing Market Price Per Share
               ------------------------------------------------
                         1996                     1995
               ------------------------------------------------
QUARTERS          HIGH          LOW          HIGH        LOW
First......... $ 30 1/8      $  24 1/2     $ 31 1/4    $25 5/8
Second........   34 1/2         27           27 1/2     24 1/2
Third.........   38 1/4         33           31         26 5/8
Fourth........   43 5/8         34 3/4       30         27 5/8

DIVIDEND INFORMATION

====================================================================
                       Paid Per Share          Total Payment
                      ----------------------------------------------
                       1996      1995       1996             1995
--------------------------------------------------------------------
QUARTERS
First............     $.125     $.125     $3,095,578      $3,089,758
Second...........      .125      .125      3,100,568       3,087,958
Third............      .125      .125      3,104,724       3,092,973
Fourth...........      .130      .125      3,229,596       3,094,813
--------------------------------------------------------------------

===============================================================================

STOCKHOLDERS' MEETING

The annual meeting of stockholders will be held on March 5, 1997. A formal notice of the meeting, together with a proxy statement and form of proxy, will be mailed to shareholders on or about January 27, 1997.

===============================================================================

STOCK EXCHANGE LISTING

Helmerich & Payne, Inc. Common Stock is traded on the New York Stock Exchange with the ticker symbol "HP." The newspaper abbreviation most commonly used for financial reporting is "HelmP." Options on the Company's stock are also traded on the New York Stock Exchange.

===============================================================================

STOCK TRANSFER AGENT AND REGISTRAR

As of December 16, 1996, there were 1,514 record holders of Helmerich & Payne, Inc. common stock as listed by the transfer agent's records.

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

===============================================================================

FORM 10-K

The Company's Annual Report on Form 10-K, which has been submitted to the Securities and Exchange Commission, is available free of charge upon written request.


DIRECT INQUIRIES TO:
President
Helmerich & Payne, Inc.
Utica at Twenty- First
Tulsa, Oklahoma 74114
Telephone: (918) 742-5531
===============================================================================

ELEVEN-YEAR FINANCIAL REVIEW
===============================================================================
HELMERICH & PAYNE, INC.


---------------------------------------------------------------------------------------
                     Years Ended September 30,             1996        1995        1994
---------------------------------------------------------------------------------------
REVENUES AND INCOME*
   Contract Drilling Revenues .....................     244,338     203,325     182,781
   Crude Oil Sales ................................      15,378      13,227      13,161
   Natural Gas Sales ..............................      60,500      33,851      45,261
   Gas Marketing Revenues .........................      57,817      34,729      51,874
   Real Estate Revenues ...........................       8,076       7,560       7,396
   Dividend Income ................................       3,650       3,389       3,621
   Other Revenues .................................       3,496      10,640       6,058
   Total Revenues++ ...............................     393,255     306,721     310,152
   Net Cash Provided by Continuing Operations++ ...     121,420      84,010      74,463
   Income from Continuing Operations ..............      45,426       5,788      17,108
   Net Income(3)...................................      72,566       9,751      24,971
---------------------------------------------------------------------------------------

PER SHARE DATA
   Income from Continuing Operations ..............        1.84         .24         .70
   Net Income(3)...................................        2.94         .40        1.02
   Cash Dividends .................................        .505         .50        .485
   Shares Outstanding* ............................      24,886      24,765      24,710
---------------------------------------------------------------------------------------

FINANCIAL POSITION
   Net Working Capital* ...........................      51,803      50,038      76,238
   Ratio of Current Assets to Current Liabilities .        1.83        1.74        2.63
   Investments* ...................................     229,809     156,908      87,414
   Total Assets* ..................................     821,914     707,061     621,689
   Long-Term Debt* ................................        --          --          --
Shareholders' Equity* .............................     645,970     562,435     524,334
---------------------------------------------------------------------------------------

CAPITAL EXPENDITURES*
   Contract Drilling Equipment ....................      79,269      80,943      53,752
   Wells and Equipment ............................      21,142      19,384      40,916
   Real Estate ....................................         752         873         902
   Other Assets (includes undeveloped leases) .....       7,003       9,717       9,695
   Discontinued Operations ........................       1,581         859         618
   Total Capital Outlays ..........................     109,747     111,776     105,883
---------------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT AT COST*
   Contract Drilling Equipment ....................     568,110     501,682     444,432
   Producing Properties ...........................     392,562     384,755     377,371
   Undeveloped Leases .............................       9,242       8,051      11,729
   Real Estate ....................................      46,970      46,642      47,827
   Other ..........................................      53,547      55,655      48,612
   Discontinued Operations ........................        --        13,937      13,131
Total Property, Plant and Equipment ...............   1,070,431   1,010,722     943,102
---------------------------------------------------------------------------------------

* 000's omitted
++ Chemical operations were sold August 30, 1996 (see note 6). Prior year amounts have been restated to exclude discontinued operations.
(3) Includes $13.6 million (.55 per share) effect of impairment charge for adoption of SFAS No. 121 in 1995 and cumulative effect of change in accounting for income taxes of $4,000,000 ($.16 per share) in 1994.

-----------------------------------------------------------------------------
 1993      1992      1991      1990      1989      1988      1987      1986
-----------------------------------------------------------------------------
149,661   112,833   105,364    90,974    78,315    75,985    64,718    68,220
 15,392    16,369    17,374    16,058    14,821    14,001    15,223    20,020
 52,446    38,370    35,628    37,697    33,013    26,154    17,251    21,308
 63,786    40,410    10,055    10,566      --        --        --        --
  7,620     7,541     7,542     7,636     7,778     7,878     7,561     6,839
  3,535     4,050     5,285     7,402     9,127    10,069     9,757    11,033
  8,283     6,646    20,020    56,131    17,371    15,206    34,757    29,261
300,723   226,219   201,268   226,464   160,425   149,293   149,267   156,681
 72,493    60,414    50,006    53,288    65,474    54,959    36,999    53,477
 22,158     8,973    19,608    45,489    20,715    17,746    20,575     6,249
 24,550    10,849    21,241    47,562    22,700    20,150    22,016     7,025
-----------------------------------------------------------------------------


    .91       .37       .81      1.88       .86       .73       .85       .25
   1.01       .45       .88      1.97       .94       .83       .91       .28
    .48      .465       .46       .44       .42       .40       .38       .36
 24,637    24,576    24,488    24,485    24,173    24,166    24,187    24,187
-----------------------------------------------------------------------------


104,085    82,800   108,212   146,741   114,357   135,275   135,139   108,331
   3.24      3.31      4.19      3.72      3.12      6.10      6.68      5.61
 84,945    87,780    96,471    99,574   130,443   133,726   140,431   158,311
610,935   585,504   575,168   582,927   591,229   576,473   571,348   563,236
  3,600     8,339     5,693     5,648    49,087    70,715    74,732    79,340
508,927   493,286   491,133   479,485   443,396   430,804   420,833   408,185
-----------------------------------------------------------------------------


 24,101    43,049    56,297    18,303    17,901    19,110    13,993    23,673
 23,142    21,617    34,741    16,489    30,673    25,936    27,402    11,767
    436       690     2,104     1,467       878     3,095     6,128     1,409
  5,901    16,984     6,793     5,448     6,717     2,496     2,012     2,026
    629       158     2,594     1,153       815       815       336       281
 54,209    82,498   102,529    42,860    56,984    51,452    49,871    39,156
-----------------------------------------------------------------------------


418,004   404,155   370,494   324,293   323,313   313,289   309,865   307,199
340,176   329,264   312,438   287,248   279,768   251,445   228,214   215,488
 10,010    12,973     5,552     5,507     5,441     3,305     4,197     7,294
 47,502    47,286    46,671    44,928    48,016    47,165    44,070    38,131
 45,085    43,153    36,423    32,135    29,716    27,798    28,274    28,454
 12,545    11,962    11,838     9,270     8,156     7,370     6,602     6,286
873,322   848,793   783,416   703,381   694,410   650,372   621,222   602,852
-----------------------------------------------------------------------------

ELEVEN-YEAR OPERATING REVIEW
===============================================================================
HELMERICH & PAYNE, INC.

-------------------------------------------------------------------------------
                      Years Ended September 30,       1996      1995     1994
-------------------------------------------------------------------------------
   CONTRACT DRILLING
     Drilling Rigs, United States ................       41        41       47
     Drilling Rigs, International ................       36        35       29
     Contract Wells Drilled, United States .......      233       212      162
     Total Footage Drilled, United States* .......    2,499     1,933    1,842
     Average Depth per Well, United States .......   10,724     9,119   11,367
     Percentage Rig Utilization, United States ...       82%       71       69
     Percentage Rig Utilization, International ...       85%       84       88



   PETROLEUM EXPLORATION AND DEVELOPMENT
     Gross Wells Completed .......................       63        59       44
     Net Wells Completed .........................     35.3      27.4       15
     Net Dry Holes ...............................      7.3       5.9      1.7





   PETROLEUM PRODUCTION
     Net Crude Oil and Natural Gas Liquids
       Produced (barrels daily) ..................    2,212     2,214    2,431
     Net Oil Wells Owned-- Primary Recovery ......    176.9       186      202
     Net Oil Wells Owned-- Secondary Recovery ....     63.8        64       71
     Secondary Oil Recovery Projects .............       12        12       14
     Net Natural Gas Produced
       (thousands of cubic feet daily) ...........   94,358    72,387   72,953
     Net Gas Wells Owned .........................      378       354      341



   NATURAL GAS ODORANTS AND
   OTHER CHEMICALS++
     Chemicals Sold (pounds)* ....................    9,823     7,670    8,071




   REAL ESTATE MANAGEMENT
     Gross Leasable Area (square feet)* ..........    1,654     1,652    1,652
     Percentage Occupancy ........................       94        87       83





   TOTAL NUMBER OF EMPLOYEES
     Helmerich & Payne, Inc. and Subsidiaries+ ...    3,309     3,245    2,787
-------------------------------------------------------------------------------


* 000's omitted.
+ 1986-1989 include U.S. employees only
++ Chemical operations were sold August 30, 1996 (see note 6).

-------------------------------------------------------------------------------
  1993     1992     1991     1990     1989     1988     1987     1986
-------------------------------------------------------------------------------
    42       39       46       49       49       48       50       48
    29       30       25       20       20       18       19       19
   128      100      106      119      108      115      110      110
 1,504    1,085    1,301    1,316    1,350    1,284    1,182    1,384
11,746   10,853   12,274   11,059   12,500   11,165   10,745   12,582
    53       42       47       50       44       45       39       44
    68       69       69       45       46       30       16       30
-------------------------------------------------------------------------------


    42       54       45       36       45       45       18       27
  15.9     17.8     20.2     15.3     15.2     14.6      5.2     10.3
   4.3      4.3      4.3      3.4      2.8      1.6       .5      3.6
-------------------------------------------------------------------------------


 2,399    2,334    2,152    2,265    2,486    2,463    2,578    3,077
   202      220      227      223      201      202      199      234
    71       74       55       46      214      222      237      235
    14       14       12       12       17       21       20       18

78,023   75,470   66,617   65,147   57,490   45,480   31,752   32,392
   307      289      278      194      205      197      180      180
-------------------------------------------------------------------------------


 7,930    8,452    8,155    8,255    7,702    8,507    8,165    7,554
-------------------------------------------------------------------------------


 1,656    1,656    1,664    1,664    1,669    1,670    1,595    1,433
    86       87       86       85       90       90       94       95
-------------------------------------------------------------------------------


 2,389    1,928    1,758    1,864    1,100    1,156    1,026      844
-------------------------------------------------------------------------------

DIRECTORS                                  OFFICERS
================================================================================
W. H. HELMERICH, III                                W. H. HELMERICH, III
Chairman of the Board,                              Chairman of the Board
Tulsa, Oklahoma
                                                    HANS HELMERICH
HANS HELMERICH                                      President and Chief Executive Officer
President and Chief Executive Officer,
Tulsa, Oklahoma                                     GEORGE S. DOTSON
                                                    Vice President,
WILLIAM L. ARMSTRONG                                President of Helmerich & Payne
Chairman, Ambassador Media Corporation,             International Drilling Co.
Denver, Colorado
                                                    DOUGLAS E. FEARS
GLENN A. COX*                                       Vice President,
President and Chief Operating Officer, Retired,     Finance
Phillips Petroleum Co.,
Bartlesville, Oklahoma                              STEVEN R. MACKEY
                                                    Vice President, Secretary,
GEORGE S. DOTSON                                    and General Counsel
Vice President,
President of Helmerich & Payne                      STEVEN R. SHAW
International Drilling Co.,                         Vice President,
Tulsa, Oklahoma                                     Exploration & Production

L. F. ROONEY, III*
Chairman,
Manhattan Construction Company
Tulsa, Oklahoma

GEORGE A. SCHAEFER
Chairman and Chief Executive Officer, Retired,
Caterpillar Inc.,
Peoria, Illinois

JOHN D. ZEGLIS
Senior Vice President and General Counsel,
American Telephone & Telegraph Co.,
Basking Ridge, New Jersey


*Member, Audit Committee



36