Form 10-K, Exhibit 13
period 1997-09-30
HELMERICH & PAYNE INC
filed 1997-12-23
CIK 46765

                                                                     EXHIBIT 13

===============================================================================
                 Helmerich & Payne, Inc. Annual Report for 1997
===============================================================================

                           Revenue Breakdown for 1997


                                  [PIE CHART]

                               CONTRACT DRILLING

Domestic                   27%
Exploration and
 Production                22%
Natural Gas
 Marketing                 13%
International              34%
Real Estate                 2%
Investments and
 Other Income               2%



FINANCIAL HIGHLIGHTS
-------------------------------------------------------------------------------
       Years Ended September 30,             1997              1996
-------------------------------------------------------------------------------
Revenues                               $  517,859,000      $393,255,000
-------------------------------------------------------------------------------
Income from Continuing Operations      $   84,186,000      $ 45,426,000
-------------------------------------------------------------------------------
Income per Share from
-------------------------------------------------------------------------------
Continuing Operations                  $         1.69      $        .92
-------------------------------------------------------------------------------
Net Income                             $   84,186,000      $ 72,566,000
-------------------------------------------------------------------------------
Net Income Per Share                   $         1.69      $       1.47
-------------------------------------------------------------------------------
Dividends Paid Per Share               $          .26      $      .2525
-------------------------------------------------------------------------------
Capital Expenditures                   $  159,578,000      $109,747,000
-------------------------------------------------------------------------------
Total Assets                           $1,033,595,000      $821,914,000
-------------------------------------------------------------------------------

===============================================================================
PRESIDENT'S LETTER
===============================================================================

To the Co-owners of Helmerich & Payne, Inc.

During 1997, Americans achieved the dubious distinction of bearing the heaviest tax burden in our country's history. Compounding the confiscatory levels of taxation is the complexity and confusion a taxpayer faces in figuring out some seven million words of tax law. Again this year, we will spend over five billion hours and 225 billion dollars simply preparing our tax returns. Senator Don Nickles commented, "The present tax code is about 10 times longer than the Bible, a lot more complicated and, unlike the Bible, contains no good news."

In fact, it is bad news when the average American family shells out more for taxes than for food, clothing, shelter, and transportation combined. It is bad news when that same family's savings and stock market holdings are punished through double and triple taxation; first from a layer of corporate taxes with rates up to 35 percent, then again the same dollar is taxed as high as 39.6 percent when received as a dividend. Finally, as those investments share in asset value growth, they are subjected to another bite through a capital gains tax.

It is more bad news when the American family is betrayed by their elected representatives and the tax code becomes an exclusive feeding trough of special-interest politics. Business and union campaign contributions are too often rewarded by loopholes and favored tax treatment.

We have arrived at the place where injury has been inflicted beyond the sizable pocketbook damage. Harm has also fallen upon the great American spirit of enterprise. This great engine of creativity, innovation, entrepreneurial risk taking, and diligence has produced an unprecedented record of accomplishment, but is forced to labor under heavy disincentives.

What repair can be made to a tax system that holds fundamental property rights in such low esteem and disregards the basic liberty to keep and dispose of the fruit of one's labor and intellect?

The New York Times expressed early concerns with the new income tax all the way back in 1909, predicting, "When men get in the habit of helping themselves to the property of others, they cannot easily be cured of it." The time is right to take a step toward that cure by replacing what is clearly broken with the simplicity and fairness of a flat tax.



                                                                 Sincerely,



                                                                 Hans Helmerich
December 15, 1997                                                     President

===============================================================================
 DRILLING HELMERICH & PAYNE INTERNATIONAL DRILLING CO.
===============================================================================

SUMMARY Increased U.S. land activity, the activation of two new offshore platform rigs, and continued high utilization in international markets resulted in a 30 percent increase in revenues in 1997. Earnings before interest, taxes, depreciation, and amortization (EBITDA) increased 45 percent to $111.9 million, and pre-tax operating profit rose 64 percent to $67.6 million. For the second consecutive year, revenues were at an all-time high for Helmerich & Payne International Drilling Co. and the overall pre-tax operating profit margin of 21 percent was at its highest level since 1983.

------------------------------------------------------------------------------------------------
                                                FIVE YEAR FINANCIAL SUMMARY
------------------------------------------------------------------------------------------------
                                 1997         1996          1995          1994          1993
------------------------------------------------------------------------------------------------
                                                       (in thousands)
REVENUE
    Domestic                  $140,294      $108,336      $ 93,890      $ 86,521      $ 60,328
    International              176,651       135,695       110,695        98,111        89,618
  TOTAL REVENUE                316,945       244,031       204,585       184,632       149,946

PRE-TAX OPERATING PROFIT
    Domestic                    24,437        10,066         7,127         5,874           122
    International               43,118        31,176        21,110        14,645        15,281
  Total Pre-tax
  Operating Profit              67,555        41,242        28,237        20,519        15,403

Capital Expenditures          $112,177      $ 81,805      $ 87,547      $ 57,415      $ 26,636
------------------------------------------------------------------------------------------------

At the close of 1997, the Company's domestic rig fleet consisted of 29 land rigs and nine offshore platform rigs. Internationally, the Company has a total of 38 land rigs in the countries of Venezuela (20), Colombia (10), Bolivia (4), Ecuador (3), and Peru (1). The Company also has one platform rig offshore Venezuela and owns a one-half interest in a platform rig offshore Australia. Total fleet utilization averaged 89 percent in 1997, compared with 84 percent in 1996.

UNITED STATES LAND OPERATIONS According to statistics collected by Baker Hughes, total rig activity in the United States increased 24 percent during the Company's fiscal year. Almost 60 percent of these gains resulted from increased activity in the states of Texas and Louisiana, the Company's primary domestic land drilling markets. The Company's land rig utilization remained at 100 percent for most of the year, with an average of 28 rigs working continuously compared with 24 in 1996.

During the year, the Company announced plans to refurbish two 3,000 horsepower rigs and to further expand the fleet with an order for six new 1,500 horsepower rigs. The new rigs will be capable of drilling to depths of 18,000 feet and are configured to minimize space and mobilization time. Designed by Helmerich & Payne International Drilling Co. with the latest technological, environmental, and safety advances in mind, the rigs will be marketed to both domestic and international customers.

UNITED STATES OFFSHORE OPERATIONS At the close of the year, the Company had eight offshore platform rigs in the Gulf of Mexico, one platform rig offshore California, and labor contracts on three Exxon-owned platform rigs offshore California. During 1997, rigs 202 and 203 began operations for Shell Offshore, Inc. (SOI) in the Gulf of Mexico. Rig 202 is on the Ram/Powell tension leg platform (TLP) and represents the second of three rigs built by Helmerich & Payne International Drilling Co. for SOI deepwater developments. The third, rig 204, is nearing completion and is scheduled to begin operations on Shell's Ursa TLP in 1998. Rig 203, a minimum-area, self-moving platform rig was installed on SOI's Enchilada platform during the year. The Company retired three offshore platform rigs in 1997, one of which worked almost continually since being constructed in 1983.

INTERNATIONAL OPERATIONS International drilling revenues increased 30 percent over last year due largely to higher dayrates.

Venezuela continues to be a very active area for the Company with two expansion opportunities announced during the year. BP Exploration de Venezuela, S.A. awarded the Company a two-year contract for offshore platform rig 91. Approximately $15 million was spent to upgrade the rig for operations which began in December of 1997. The Company also received a letter of intent for a multi-well contract from Agencia Operadora Guarapiche S.A., on behalf of BP Exploration Orinoco Limited, Amoco Venezuela Energy Company B.V. and Maxus Guarapiche Ltd. A new 3,000 horsepower, helicopter- transportable rig is being built for the endeavor at an approximate cost of $20 million. Drilling operations are scheduled to begin in May of 1998. In the fourth quarter of the year, the Company purchased three land rigs and related drilling assets from Serpetbol Perforaciones, S.A. in Bolivia. Recent legislative changes have increased Bolivia's potential as a very active drilling market, and this purchase increases the Company's presence in the country from one rig to four.

OUTLOOK The industry's response to increasing U.S. demand confronts shortages in experienced or skilled personnel in several sectors critical to building, operating, and maintaining the industry's rig fleet. Attracting, training, and retaining new employees in an already competitive labor market is perhaps the most significant challenge going forward. This year, the Company placed the first significant new land rig order since the early 1980s. The decision to build new rigs rather than to buy used is in keeping with the strategy of having the most technologically advanced fleet, which can add significant value to a customer's drilling project. As important as good equipment is to a quality operation, ultimately H&P personnel make the difference in achieving project success.

===============================================================================
EXPLORATION & PRODUCTION HELMERICH & PAYNE, INC.
===============================================================================

SUMMARY Helmerich & Payne, Inc. explores for, develops, and produces oil and natural gas primarily in the states of Kansas, Louisiana, Oklahoma, and Texas. Through its wholly-owned subsidiary, Helmerich & Payne Energy Services, Inc., the Company also provides natural gas marketing services for itself and third party customers. At the close of 1997, the Company had proved natural gas reserves of 263 billion cubic feet (Bcf) and proved oil reserves of 5.8 million barrels. Revenues and operating profit from exploration and production activities were up sharply in 1997, the result of higher prices and increased production volumes for both natural gas and oil.

The average price received this year for natural gas was $2.23 per thousand cubic feet (Mcf), compared with $1.75 per Mcf in 1996. This 27 percent increase in price was augmented by a 17 percent increase in producing volumes, which averaged 110,859 Mcf per day in 1997. Oil prices also increased to an average of $20.77 per barrel, compared with $19 per barrel in 1996. Oil production averaged 2,700 barrels per day in 1997, compared with 2,212 barrels in 1996. Revenues from exploration and production activities increased 45 percent for the year and pre-tax operating profit more than doubled to $55.2 million.

EXPLORATION ACTIVITIES The Company participated in 100 (49.3 net) wells during the year, 84 (39.2 net) of which were completed as natural gas wells, two (.5 net) were oil wells, and 14 (9.6 net) were dry holes. Approximately 20 percent more reserves were added through drilling efforts in 1997, than in the previous year. These efforts fell short of replacing reserves, but that objective was significantly larger this year given that natural gas production was at a record level and oil production was at its highest level in 10 years.

The most significant reserve additions this year came from the Company's Mountain Front prospect area in western Oklahoma, which was discovered in 1996. The Rocky East field, discovered in 1996, is currently producing an average of 15,000 Mcf per day, and has produced over 10 Bcf of natural gas since the first well was completed. Southeast of the Rocky East field the Company has a significant interest in the Kiowa Flats field, which was discovered during the year in Kiowa County, Oklahoma. The Company has participated in nine wells in the prospect, with working interests ranging from 11 to 100 percent. Current production from the field is averaging 19,000 Mcf per day. The Company has approximately 7,200 net acres under lease in the prospect, half of which have been developed with the remainder to be drilled as success warrants in the coming year. The Company participated in a number of wells drilled and completed in the Louisiana Austin Chalk during the year and most of them have been disappointments. The Company is considering a sharp reduction in its involvement in this area during 1998.

Considerable progress was made during the year to put together future exploration prospects. Wildcat drilling began in four prospect areas shortly after the close of the fiscal year. Two of the wells are in east Texas; one a Cotton Valley Lime prospect and the second a Pinnacle Reef prospect. The remaining two wildcats are being drilled in Louisiana and Oklahoma.

OUTLOOK Record natural gas production and higher natural gas prices combined to make 1997 an excellent year financially; however, the measurements of long-term success remain centered on reserve growth and finding cost reduction. The Company seeks to generate the majority of its prospects internally using geographically focused exploration teams to develop an expertise in key areas. To that end, considerable progress was made in the Rocky East and Kiowa Flats fields, as well as in the development of future prospects resulting in increased exploration drilling for the coming year.

 REVENUES AND INCOME BY BUSINESS SEGMENTS
===============================================================================
HELMERICH & PAYNE, INC.

-----------------------------------------------------------------------------------------------------------
                          Years Ended September 30,          1997             1996              1995
-----------------------------------------------------------------------------------------------------------
                                                                          (in thousands)
SALES AND OTHER REVENUES:
     Contract Drilling - Domestic ................        $ 140,294         $ 108,336         $  93,890
     Contract Drilling - International ...........          176,651           135,695           110,695
                                                          ---------         ---------         ---------
        Total Contract Drilling Division .........          316,945           244,031           204,585
                                                          ---------         ---------         ---------

     Exploration and Production ..................          111,512            76,643            47,986
     Natural Gas Marketing .......................           69,015            58,507            35,301
                                                          ---------         ---------         ---------
        Total Oil and Gas Division ...............          180,527           135,150            83,287
                                                          ---------         ---------         ---------

     Real Estate Division ........................            8,641             8,082             7,570
Investments and Other Income .....................           11,746             5,992            11,279
                                                          ---------         ---------         ---------

Total Revenues ...................................        $ 517,859         $ 393,255         $ 306,721
                                                          =========         =========         =========

OPERATING PROFIT (LOSS):
     Contract Drilling - Domestic ................        $  24,437         $  10,066         $   7,127
     Contract Drilling - International ...........           43,118            31,176            21,110
                                                          ---------         ---------         ---------
        Total Contract Drilling Division .........           67,555            41,242            28,237
                                                          ---------         ---------         ---------

     Exploration and Production ..................           55,191            26,333           (23,961)
     Natural Gas Marketing .......................            3,363             3,415             1,892
                                                          ---------         ---------         ---------
        Total Oil and Gas Division ...............           58,554            29,748           (22,069)
                                                          ---------         ---------         ---------

     Real Estate Division ........................            5,615             5,055             2,157
                                                          ---------         ---------         ---------
        Total Operating Profit ...................          131,724            76,045             8,325
                                                          ---------         ---------         ---------

OTHER:
     Miscellaneous operating .....................           (1,269)           (1,663)           (1,624)
     Income from investments .....................           11,437             5,782            10,846
     General corporate expense ...................           (9,346)           (9,083)           (8,801)
     Interest expense ............................           (4,212)             (678)             (407)
     Corporate depreciation ......................             (919)             (860)             (851)
                                                          ---------         ---------         ---------
        Total Other ..............................           (4,309)           (6,502)             (837)
                                                          ---------         ---------         ---------

INCOME FROM CONTINUING OPERATIONS
    BEFORE INCOME TAXES AND EQUITY
    IN INCOME OF AFFILIATE .......................        $ 127,415         $  69,543         $   7,488
                                                          =========         =========         =========

------------------------------------------------------------------------------------------------------------

Note: This schedule is an integral part of Note 12 (page 27) of the financial statements that follow.

MANAGEMENT'S DISCUSSION & ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION
===============================================================================
HELMERICH & PAYNE, INC.

BUSINESS ENVIRONMENT AND RISK FACTORS

The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere herein. The Company's future operating results may be affected by various trends and factors which are beyond the Company's control. These include, among other factors, fluctuations in oil and natural gas prices, expiration or termination of drilling contracts, currency exchange losses, changes in general economic conditions, rapid or unexpected changes in technologies, and uncertain business conditions that affect the Company's businesses. Accordingly, past results and trends should not be used by investors to anticipate future results or trends.

With the exception of historical information, the matters discussed below under the headings "Results of Operations" and "Liquidity and Capital Resources" may include forward-looking statements that involve risks and uncertainties. The Company wishes to caution readers that a number of important factors discussed in this report and in the Company's other reports filed with the Securities and Exchange Commission could affect the Company's actual results and cause actual results to differ materially from those in the forward-looking statements.

RESULTS OF OPERATIONS

On December 3, 1997, the Board of Directors declared a two-for-one common stock split, effective December 15, 1997 (the "Record Date"). All references to share and per share amounts have been restated to reflect the two-for-one stock split and distribution.

Helmerich & Payne, Inc.'s net income for 1997 was $84,186,000 ($1.69 per share), compared with net income of $72,566,000 ($1.47 per share) in 1996, and $9,751,000 ($0.20 per share) in 1995. Included in 1996 income is a $24,050,000
($0.49 per share) gain from the sale of the Company's chemical subsidiary, Natural Gas Odorizing, Inc. (NGO). Net income in 1995 included a non-cash, non-recurring charge of $13,600,000 ($0.28 per share) as a result of the Company's adoption of Statement of

Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

Included in the Company's net income, but not related to its operations, were after-tax gains from the sale of investment securities of $2,870,000 ($0.06 per share) in 1997, $346,000 ($0.01 per share) in 1996, and $3,481,000 ($0.07 per share) in 1995. Also included was the Company's portion of income of its equity affiliate, Atwood Oceanics, Inc., which was $0.05 per share in 1997, $0.03 per share in 1996, and $0.02 per share in 1995.

Consolidated revenues increased to $517,859,000 in 1997, from $393,255,000 in 1996, and $306,721,000 in 1995. The 32 percent increase from 1996 to 1997 was a result of increased dayrates for contract drilling services and a significant increase in oil and gas revenues due to higher commodity prices and production volumes. Consolidated revenues increased by 28 percent from 1995 to 1996 as a result of revenue increases in the exploration and production, natural gas marketing, international drilling, and domestic drilling segments.

Revenues from investments were $11,437,000 in 1997, up from $5,782,000 in 1996, and $10,846,000 in 1995. Included in revenues from investments were pre-tax gains from the sale of investment securities of $4,697,000 in 1997, $566,000 in 1996, and $5,697,000 in 1995. Interest income was stable during 1997, 1996, and 1995, but dividend revenue increased in 1997 due to the addition of 2,018,928 shares of Occidental Petroleum Corporation common stock to the investment portfolio. During the first quarter of fiscal 1998, the Company sold 600,000 shares of Occidental Petroleum Corporation stock.

Costs and expenses in 1997 were $390,444,000, 75 percent of total revenues, compared with 82 percent in 1996, and 98 percent in 1995. Total costs for 1995 were abnormally high due to the adoption of SFAS No. 121 which resulted in a total pre-tax impairment charge of $22,000,000 recorded as additional depreciation, depletion, and amortization. Operating costs as a percentage of operating revenues declined to 55 percent in 1997, compared with 59 percent in 1996, and 64 percent in 1995.

General and administrative expenses increased by three percent to $9,346,000 in 1997, from $9,083,000 in 1996, and $8,801,000 in 1995. Income tax expense, as a percentage of pre-tax income was 36 percent in 1997, and 37 percent for 1996 and 1995.

CONTRACT DRILLING DIVISION revenues increased by 30 percent from 1996 to 1997, and by 19 percent from 1995 to 1996. Total operating profit rose by 64 percent over last year to $67,555,000 in 1997, from $41,242,000 in 1996, and
$28,237,000 in 1995. Domestic drilling operating profit increased to $24,437,000 in 1997, from $10,066,000 in 1996, and from $7,127,000 in 1995.
Domestic contract drilling revenues and operating profit for both 1997 and 1996 increased, primarily due to significant improvements in revenues and margins from U.S. land rig operations, the addition of offshore platform rigs for Shell's tension leg platforms, and increased revenues and earnings from the Company's three offshore labor contracts. Rig utilization for the U.S. land fleet was 99 percent in 1997, 88 percent in 1996, and 73 percent in 1995. Domestic platform rig utilization was 63 percent in 1997, 70 percent in 1996, and 66 percent in 1995.

International revenues climbed to $176,651,000 in 1997, from $135,695,000 in 1996, and $110,695,000 in 1995. Operating profit for the international contract drilling sector improved by 38 percent over last year to $43,118,000 in 1997, compared with $31,176,000 in 1996, and $21,110,000 for 1995. Increases during 1997 were primarily due to a full year of activity for three additional rigs sent to Venezuela in 1996, increased dayrates in Venezuela and Colombia, and increased activity in Ecuador. During the fourth quarter of fiscal 1997, three additional rigs were purchased in Bolivia, bringing total rigs located there to four and the total international rig count to 39. During 1995, six additional rigs were shipped to Venezuela and three to Colombia, which helped boost revenues and earnings significantly in 1996.

In Venezuela, approximately 50 percent of the Company's billings are in U.S. dollars and the other 50 percent are in bolivars, the local currency. As a result, the Company is exposed to risks of currency devaluation in Venezuela because of the bolivar receivables created by billings in that currency. Over the past three years, total net devaluation losses in Venezuela have not been material. Although devaluation losses may occur again in 1998, the Company does not presently believe that such losses will have a material impact on the Company. However, if the country experiences extreme economic difficulty, accompanied by severe devaluation and/or inflation, the Company could experience material losses.

OIL AND GAS DIVISION revenues and operating profit increased dramatically this year as average prices received for the Company's production rose to $20.77 per barrel of oil and $2.23 per Mcf of natural gas from $19.00 per barrel and $1.75 per Mcf last year. In 1995, average prices were $16.37 per barrel and $1.27 per Mcf. Average natural gas production increased by 17 percent over last year to
110.9 million cubic feet per day (Mmcf/d) during 1997, compared with 94.4 Mmcf/d in 1996, and 72.4 Mmcf/d in 1995. Oil production rose to an average of 2,700 barrels per day in 1997 from approximately 2,200 barrels per day in both 1996 and 1995. The Company's natural gas production has grown over the past two years as a result of allowing more of its existing reserves to be delivered to the market and by virtue of discoveries and production of new natural gas reserves. Due to the significant increases in product prices and production volumes, exploration and production revenues increased by 45 percent over last year to $111,512,000 in 1997, from $76,643,000 in 1996, and $47,986,000 in
1995. Exploration and production operating profit increased by 110 percent over last year to $55,191,000 in 1997, from $26,333,000 in 1996, compared with a loss of $23,961,000 in 1995.

In 1997, the Company recorded a one-time net income reduction as a result of a recent Federal Energy Regulatory Commission (FERC) order which requires certain Kansas producers of natural gas to make certain refunds of ad valorem tax reimbursement, with interest, for tax bills rendered between October 4, 1983 and June 28, 1988. The Company's total pre-tax adjustment of $6,700,000 includes a reduction of exploration and production revenues of $2,700,000 and $4,000,000 of interest charges.

Earnings for 1996 were aided by lower dry hole and abandonment charges, lower geophysical expense and reduced depletion per production unit than in the previous year. During the past three years, the Company has not hedged any of its oil or natural gas production and does not intend to do so during 1998.

Therefore, increases or decreases in its product prices will affect its ongoing results accordingly. In 1995, the Company elected to adopt SFAS No. 121, resulting in a pre-tax, non-cash charge of $19,982,000 to the Oil and Gas Division.

Natural gas marketing revenues, which are primarily derived from selling natural gas produced by other unaffiliated companies, increased to $69,015,000 in 1997, from $58,507,000 in 1996, and $35,301,000 in 1995. Operating profit was $3,363,000 in 1997, $3,415,000 in 1996, and $1,892,000 in 1995. The
Company's approach has been to derive additional profit from matching its customers with third party producers when the marketing situation is not conducive to the sale of the Company's own natural gas. Although revenues are likely to increase during periods of rising natural gas prices, it is expected that competition will continue to limit fees and premiums for third party natural gas sales.

REAL ESTATE DIVISION revenues totaled $8,641,000 for 1997, $8,082,000 for 1996, and $7,570,000 for 1995. Revenues and operating profit were up in 1997, primarily due to the sale of a small parcel of land for a gain of $400,000. Operating profits for 1995 were down from normal levels due to a $2,000,000 charge to two properties in connection with the adoption of SFAS No. 121. No major changes are anticipated in the Real Estate Division for 1998.

LIQUIDITY AND CAPITAL RESOURCES

The Company has maintained a very strong balance sheet for many years, with current ratios above 1.6 for the last three years. During the past three years, the Company has maintained a line of credit with its bank group that has ranged from $40 to $75 million in order to fund short-term cash needs. The Company had borrowings under its line of credit totaling $5,000,000 at the end of both fiscal 1997 and 1996, and line of credit borrowings totaling $21,700,000 at the end of fiscal 1995.

Capital expenditures for each of the last three years were over $100 million and exceeded the funds generated internally during 1995. Cash provided by operating activities totaled $165,568,000 for 1997, $124,923,000 for 1996, and $88,572,000 for 1995. It is anticipated that during 1998, capital expenditures will be approximately $200 million. Capital expenditures budgeted for

1998 include exploration and development drilling and major offshore platform rig construction projects for Gulf of Mexico operations. Capital expenditure totals could be significantly increased by additional projects now being considered. Additional borrowings and/or portfolio liquidations would be used to fund capital expenditures exceeding internally generated capital.

The Company manages a large portfolio of marketable securities which had a cost basis of $138,906,000 at September 30, 1997, and a total market value at that time of $474,815,000 including its investment in Atwood Oceanics, Inc. During 1995, the Company adopted SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, which resulted in a balance sheet adjustment to market values for investments in companies of which the Company owned less than 20 percent. Accordingly, at the end of each reporting period, a deferred tax estimate is calculated from pre-tax unrealized changes in the portfolio market value and posted to deferred taxes under the liability section of the balance sheet. Net unrealized holding gains are reflected in the shareholders' equity section of the balance sheet and not in the statement of income. Those unrealized gains were $114,454,000, $56,550,000, and $38,004,000 at the end of
fiscal years 1997, 1996, and 1995, respectively. During 1997, the Company paid a dividend of $0.26 per share which represented the 26th consecutive year of dividend increases.

--------------------------------------------------------------------------------------------------------
STOCK PORTFOLIO HELD BY THE COMPANY.
--------------------------------------------------------------------------------------------------------
                                   Number of
                                September 30, 1997          Shares        Book Value     Market Value
--------------------------------------------------------------------------------------------------------
                                                              (in thousands,except share amounts)

Occidental Petroleum Corporation .................        2,000,000        $ 47,550        $ 51,875
Atwood Oceanics, Inc. ............................        1,600,000          28,895         180,200
Schlumberger, Ltd. ...............................        1,480,000          23,511         124,597
Sun Company, Inc. ................................          300,000           3,512          13,144
Sun Company PFD A ................................          329,053           3,192          11,928
Phillips Petroleum Company .......................          240,000           5,976          12,390
BANC ONE CORPORATION .............................          464,125           5,743          25,991
Oryx Energy Company ..............................          500,000           4,899          12,719
ONEOK INC ........................................          225,000           2,751           7,341
Other ............................................                           12,877          34,630
                                                                           --------        --------
            Total ................................                         $138,906        $474,815
                                                                           ========        ========

CONSOLIDATED BALANCE SHEETS
===============================================================================
HELMERICH & PAYNE, INC.

ASSETS
----------------------------------------------------------------------------------------------
                                                     September 30,      1997            1996
----------------------------------------------------------------------------------------------
                                                                          (in thousands)



CURRENT ASSETS:

Cash and cash equivalents ....................................      $   27,963      $   16,892
Short-term investments .......................................           1,318           1,005
Accounts receivable, less reserve of $1,308 and $712 .........          98,697          75,374
Inventories ..................................................          19,639          16,915
    Prepaid expenses and other ...............................          10,387           4,182
                                                                    ----------      ----------
         Total current assets ................................         158,004         114,368
                                                                    ----------      ----------


INVESTMENTS ..................................................         323,510         229,809
                                                                    ----------      ----------


PROPERTY, PLANT AND EQUIPMENT, at cost:

    Contract drilling equipment ..............................         643,619         568,110
    Oil and gas properties ...................................         409,921         401,804
Real estate properties .......................................          47,682          46,970
    Other ....................................................          59,659          53,547
                                                                    ----------      ----------
                                                                     1,160,881       1,070,431

    Less--Accumulated depreciation, depletion and amortization         621,856         606,935
                                                                    ----------      ----------
         Net property, plant and equipment ...................         539,025         463,496
                                                                    ----------      ----------

OTHER ASSETS .................................................          13,056          14,241
                                                                    ----------      ----------

TOTAL ASSETS .................................................      $1,033,595      $  821,914
                                                                    ==========      ==========









--------------------------------------------------------------------------------
The accompanying notes are an integral part of these statements.

Liabilities and Shareholders' Equity


-------------------------------------------------------------------------------------------------------------------------
                                                                             September 30,       1997             1996
-------------------------------------------------------------------------------------------------------------------------
                                                                                                    (in thousands)




CURRENT LIABILITIES:



    Accounts payable .....................................................................      $   42,642      $   25,622
    Accrued liabilities ..................................................................          47,525          31,943
    Notes payable ........................................................................           5,000           5,000
                                                                                                ----------      ----------
             Total current liabilities ...................................................          95,167          62,565
                                                                                                ----------      ----------



NONCURRENT LIABILITIES:

    Deferred income taxes ................................................................         141,331          98,335
    Other ................................................................................          16,517          15,044
                                                                                                ----------      ----------
            Total noncurrent liabilities .................................................         157,848         113,379
                                                                                                ----------      ----------



SHAREHOLDERS' EQUITY:

    Common stock, $.10 par value, 80,000,000 shares authorized,
        53,528,952 shares issued .........................................................           5,353           5,353
    Preferred stock, no par value, 1,000,000 shares authorized,
        no shares issued                                                                                --              --
    Additional paid-in capital ...........................................................          51,316          47,734
    Net unrealized holding gains .........................................................         114,454          56,550
    Retained earnings ....................................................................         629,562         557,543
                                                                                                ----------      ----------
                                                                                                   800,685         667,180
    Less treasury stock, 3,500,698 shares in 1997 and 3,757,680 shares in 1996, at cost ..          20,105          21,210
                                                                                                ----------      ----------
        Total shareholders' equity .......................................................         780,580         645,970
                                                                                                ----------      ----------



TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ...............................................      $1,033,595      $  821,914
                                                                                                ==========      ==========


--------------------------------------------------------------------------------
Note: Certain amounts have been restated to reflect the effect of the two-for-one common stock split and distribution as discussed in Note 4. The accompanying notes are an integral part of these statements.

 CONSOLIDATED STATEMENTS OF INCOME
================================================================================
HELMERICH & PAYNE, INC.


---------------------------------------------------------------------------------------
                    Years Ended September 30,          1997          1996          1995
---------------------------------------------------------------------------------------
                                                                (in thousands,
                                                           except per share amounts)
REVENUES:
    Sales and other operating revenues ........      $506,422      $387,473      $295,875
    Income from investments ...................        11,437         5,782        10,846
                                                     --------      --------      --------
                                                      517,859       393,255       306,721
                                                     --------      --------      --------

COSTS AND EXPENSES:
    Operating costs ...........................       276,094       229,584       188,497
    Depreciation, depletion and amortization ..        71,691        59,442        76,443
    Dry holes and abandonments ................         7,783         7,986        10,095
    Taxes, other than income taxes ............        21,318        16,939        14,990
    General and administrative ................         9,346         9,083         8,801
    Interest ..................................         4,212           678           407
                                                     --------      --------      --------
                                                      390,444       323,712       299,233
                                                     --------      --------      --------

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME
    TAXES AND EQUITY IN INCOME OF AFFILIATE ...       127,415        69,543         7,488


INCOME TAX EXPENSE ............................        45,511        25,803         2,786

EQUITY IN INCOME OF AFFILIATE
    net of income taxes .......................         2,282         1,686         1,086
                                                     --------      --------      --------
INCOME FROM CONTINUING OPERATIONS .............        84,186        45,426         5,788
INCOME FROM DISCONTINUED OPERATIONS ...........            --         3,090         3,963
GAIN ON SALE OF DISCONTINUED OPERATIONS .......            --        24,050
                                                     --------      --------      --------

NET INCOME ....................................      $ 84,186      $ 72,566      $  9,751
                                                     ========      ========      ========

PER COMMON SHARE:
INCOME FROM CONTINUING OPERATIONS .............      $   1.69      $    .92      $    .12
INCOME FROM DISCONTINUED OPERATIONS ...........            --      $    .06      $    .08
GAIN ON SALE OF DISCONTINUED OPERATIONS .......            --           .49            --
                                                     --------      --------      --------

NET INCOME ....................................      $   1.69      $   1.47      $    .20
                                                     ========      ========      ========

AVERAGE COMMON SHARES OUTSTANDING .............        49,779        49,380        49,072





--------------------------------------------------------------------------------
Note: Certain amounts have been restated to reflect the effect of the two-for-one common stock split and distribution as discussed in Note 4. The accompanying notes are an integral part of these statements.

 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
===============================================================================
HELMERICH & PAYNE, INC.




                                                                                Net
                                                                  Additional  Unrealized
                                               Common Stock         Paid-In    Holding     Retained          Treasury Stock
                                             Shares      Amount     Capital     Gains      Earnings         Shares     Amount
--------------------------------------------------------------------------------------------------------------------------------
                                                                    (in thousands except per share data)


Balance, September 30, 1994 ............      53,529    $  5,353    $ 45,520     $     --    $496,280        4,109     $(22,819)
   Adjustment to beginning balance for
     change in accounting method,
     net of income taxes of $21,106 ....          --          --          --       34,435          --           --           --
   Change in net unrealized holding
     gains, net of income taxes
     of $2,187 .........................          --          --          --        3,569          --           --           --
   Cash dividends ($.25 per share) .....          --          --          --           --     (12,372)          --           --
   Exercise of stock options ...........          --          --         859           --          --         (139)         615
   Lapse of restrictions on
   Restricted Stock Awards .............          --          --        (229)          --          --           --           --
   Forfeiture of Restricted Stock
     Award .............................          --          --        (390)          --         560           30         (170)
   Amortization of deferred
     compensation ......................          --          --          --           --       1,473           --           --
   Net income ..........................          --          --          --           --       9,751           --           --
                                              ------    --------    --------     --------    --------        -----     --------
Balance, September 30, 1995 ............      53,529       5,353      45,760       38,004     495,692        4,000      (22,374)
   Change in net unrealized holding
     gains, net of income taxes
     of $11,367 ........................          --          --          --       18,546          --           --           --
     Cash dividends ($.255 per share) ..          --          --          --           --     (12,670)          --           --
   Exercise of stock options ...........          --          --       2,197           --          --         (262)       1,274
   Lapse of restrictions on
     Restricted Stock Awards ...........          --          --         (61)          --          --           --           --
   Forfeiture of Restricted Stock
     Award .............................          --          --        (162)          --         272           20         (110)
   Amortization of deferred
     compensation ......................          --          --          --           --       1,683           --           --
   Net income ..........................          --          --          --           --      72,566           --           --
                                              ------    --------    --------     --------    --------        -----     --------
   Balance, September 30, 1996 .........      53,529       5,353      47,734       56,550     557,543        3,758      (21,210)
   Change in net unrealized holding
     gains, net of income taxes
     of $35,490 ........................          --          --          --       57,904          --           --           --
   Cash dividends ($.26 per share) .....          --          --          --           --     (12,987)          --           --
   Exercise of stock options ...........          --          --       3,306           --          --         (257)       1,105
   Lapse of restrictions on
     Restricted Stock Awards ...........          --          --         276           --          --           --           --
   Amortization of deferred
     compensation ......................          --          --          --           --         820           --           --
   Net income ..........................          --          --          --           --      84,186           --           --
                                              ------    --------    --------     --------    --------        -----     --------
Balance, September 30, 1997 ............      53,529    $  5,353    $ 51,316     $114,454    $629,562        3,501     $(20,105)
                                              ======    ========    ========     ========    ========        =====     ========

-------------------------------------------------------------------------------
Note: Certain amounts have been restated to reflect the effect of the two-for-one common stock split and distribution as discussed in Note 4. The accompanying notes are an integral part of these statements.

 CONSOLIDATED STATEMENTS OF CASH FLOWS
===============================================================================
HELMERICH & PAYNE, INC.



---------------------------------------------------------------------------------------------------------
                                    Years Ended September 30,         1997          1996          1995
---------------------------------------------------------------------------------------------------------
                                                                               (in thousands)


CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income ..................................................    $  84,186     $  72,566     $   9,751
   Adjustments to reconcile net income to net
     cash provided by operating activities:
        Depreciation, depletion and amortization ...............       71,691        59,442        76,443
        Dry holes and abandonments .............................        7,783         7,986        10,095
        Equity in income of affiliate before income taxes ......       (3,680)       (2,720)       (1,752)
        Amortization of deferred compensation ..................          820         1,683         1,473
        Gain on sale of investments ............................       (4,697)         (566)       (5,697)
        Loss (gain) on sale of property, plant and equipment ...       (4,545)          303        (1,205)
        Discontinued operations ................................           --       (27,140)       (3,963)
        Other ..................................................        1,897           473            10
        Change in assets and liabilities:
          Accounts receivable ..................................      (23,323)      (18,340)          275
          Inventories ..........................................       (2,724)        2,435            86
          Prepaid expenses and other ...........................       (5,020)        1,706        (2,768)
          Accounts payable .....................................       18,619        (1,115)        3,030
        Accrued liabilities ....................................       15,582        14,237        (2,701)
          Deferred income taxes ................................        7,506         6,668        (1,630)
          Other noncurrent liabilities .........................        1,473         3,802         2,563
                                                                    ---------     ---------     ---------
          Total adjustments ....................................       81,382        48,854        74,259
                                                                    ---------     ---------     ---------
             Net cash provided by continuing operations ........      165,568       121,420        84,010
             Net cash provided by discontinued operations ......           --         3,503         4,562
                                                                    ---------     ---------     ---------
             Net cash provided by operating activities .........      165,568       124,923        88,572
                                                                    ---------     ---------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures, including dry hole costs ..............     (161,177)     (109,985)     (109,901)
   Proceeds from sale of property, plant and equipment .........        9,432         3,987         2,923
   Purchase of investments .....................................       (1,091)       (1,196)      (12,858)
   Proceeds from sale of investments ...........................        8,557           619        11,713
   Discontinued operations .....................................           --        (2,746)         (977)
   Purchase of short-term investments ..........................         (313)           --            --
   Proceeds from sale of short-term investments ................           --         7,984             7
                                                                    ---------     ---------     ---------
             Net cash used in investing activities .............     (144,592)     (101,337)     (109,093)
                                                                    ---------     ---------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from notes payable .................................       34,000        35,000        37,100
   Payments made on notes payable ..............................      (34,000)      (51,700)      (15,400)
   Dividends paid ..............................................      (12,970)      (12,530)      (12,365)
   Proceeds from exercise of stock options .....................        3,065         2,993         1,282
                                                                    ---------     ---------     ---------
             Net cash provided by (used in) financing activities       (9,905)      (26,237)       10,617
                                                                    ---------     ---------     ---------
NET INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS .................................................       11,071        (2,651)       (9,904)
CASH AND CASH EQUIVALENTS, beginning of period .................       16,892        19,543        29,447
                                                                    ---------     ---------     ---------
CASH AND CASH EQUIVALENTS, end of period .......................    $  27,963     $  16,892     $  19,543
                                                                    =========     =========     =========


-------------------------------------------------------------------------------
The accompanying notes are an integral part of these statements.

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
===============================================================================
HELMERICH & PAYNE, INC.                        September 30, 1997, 1996 and 1995


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


TRANSLATION OF FOREIGN CURRENCIES -
The Company has determined that the functional currency for its foreign subsidiaries is the U.S. dollar. The foreign currency transaction loss for 1997 was $452,000, with a gain for 1996 and 1995 of $764,000 and $1,845,000, respectively.


USE OF ESTIMATES -
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.


PROPERTY, PLANT AND EQUIPMENT -
The Company follows the successful efforts method of accounting for oil and gas properties. Under this method, the Company capitalizes all costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells which find proved reserves and to drill and equip development wells. Geological and geophysical costs, delay rentals and costs to drill exploratory wells which do not find proved reserves are expensed. Capitalized costs of producing oil and gas properties are depreciated and depleted by the unit-of-production method based on proved developed oil and gas reserves determined by the Company and reviewed by independent engineers. Reserves are recorded for capitalized costs of undeveloped leases based on management's estimate of recoverability. Costs of surrendered leases are charged to the reserve.


Effective July 1, 1995, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which requires impairment losses to be recognized for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the carrying amount of the asset. Adoption of SFAS No. 121 resulted in a before-tax impairment charge of $22 million which is included in depreciation, depletion and amortization expense. After-tax, the impairment charge reduced 1995 net income by $13.6 million, $.28 per share. The before-tax impairment charges included $20 million for proved Exploration and Production properties and $2 million for Real Estate properties. The Company evaluates impairment of exploration and production assets on a field by field basis. Fair values on all long-lived assets are based on discounted future cash flows or information provided by sales and purchases of similar assets.


Substantially all property, plant and equipment other than oil and gas properties is depreciated using the straight-line method based on the following estimated useful lives:



-------------------------------------------------------------------------------
                                                              YEARS
-------------------------------------------------------------------------------
Contract drilling equipment ...................                4-10
Real estate buildings and equipment ...........               10-50
Other .........................................                3-33
-------------------------------------------------------------------------------

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

Investments in companies owned from 20 to 50 percent are accounted for using the equity method with the Company recognizing its proportionate share of the income or loss of each investee. The Company owned 23.6 percent and 23.9 percent of Atwood Oceanics, Inc. (Atwood) at September 30, 1997 and 1996, respectively. The quoted market value of the Company's investment was $180,200,000 and $70,400,000 at September 30, 1997 and 1996, respectively.
Retained earnings at September 30, 1997 include approximately $16,715,000 of undistributed earnings of Atwood.

Summarized financial information of Atwood is as follows:

------------------------------------------------------------------------------------------
                                                          1997         1996        1995
------------------------------------------------------------------------------------------
                                                                 (in thousands)
Gross revenues ....................................     $ 89,082     $ 84,760     $ 77,315
Costs and expenses ................................       73,463       73,392       70,255
                                                        --------     --------     --------
Net income ........................................     $ 15,619     $ 11,368     $  7,060
                                                        ========     ========     ========
Helmerich & Payne, Inc.'s equity in net income,
      net of income taxes .........................     $  2,282     $  1,686     $  1,086
                                                        ========     ========     ========
Current assets ....................................     $ 47,961     $ 44,170     $ 34,266
Noncurrent assets .................................      168,279      115,139      118,587
Current liabilities ...............................       19,621       18,019       20,505
Noncurrent liabilities ............................       73,930       35,736       37,456
Shareholders' equity ..............................      122,689      105,554       94,892
                                                        ========     ========     ========
Helmerich & Payne, Inc.'s investment ..............     $ 28,895     $ 25,215     $ 22,495
                                                        ========     ========     ========
------------------------------------------------------------------------------------------


INCOME TAXES -
Deferred income taxes are computed using the liability method and are provided on all temporary differences between the financial basis and the tax basis of the Company's assets and liabilities.

OTHER POST EMPLOYMENT BENEFITS -
The Company sponsors a health care plan that provides post retirement medical benefits to retired employees. Employees who retire after November 1, 1992 and elect to participate in the plan pay the entire estimated cost of such benefits.

The Company has accrued a liability for estimated workers compensation claims incurred. The liability for other benefits to former or inactive employees after employment but before retirement is not material.

NET INCOME PER SHARE -
Net income per share is computed using the weighted average number of common shares outstanding during the period. The number of shares for 1996 and 1995 have been restated to reflect the effect of a two-for-one stock split and distribution (see Note 4). Common stock equivalents are insignificant, and therefore, have not been considered in the net income per share computation.

DERIVATIVES -
The Company does not utilize financial or commodity derivative instruments to hedge its market risks.

-------------------------------------------------------------------------------
NOTE 2   SHORT-TERM BORROWINGS AND CREDIT ARRANGEMENTS
-------------------------------------------------------------------------------

The Company maintains a line of credit agreement with certain banks which provides for maximum borrowing of $40,000,000 at adjustable interest rates. Under the agreement, $40,000,000 may be borrowed through May 1998, and $10,000,000 may be borrowed through May 1999. As of September 30, 1997, the Company had borrowed $5,000,000 at a rate of 6.0375% and had letters of credit outstanding in the amount of $7,671,000, leaving $27,329,000 available. Under the line of credit agreement the Company must meet certain requirements regarding levels of debt, net worth and earnings.

The Company has an additional $14.5 million line of credit with a bank to be used primarily for letters of credit. As of September 30, 1997, the Company had letters of credit outstanding in the amount of $1,347,222 leaving, $13,152,778 available.




-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
NOTE 3 INCOME TAXES
-------------------------------------------------------------------------------
The components of the provision (credit) for income taxes from continuing operations are as follows:


-------------------------------------------------------------------------------
Years Ended September 30,          1997               1996              1995
-------------------------------------------------------------------------------
                                                  (in thousands)
CURRENT:
     Federal ............          $18,582          $  8,909           $  (802)
     Foreign ............           17,214            11,037             6,104
     State ..............            2,190             1,050               276
                                   -------          --------           -------
                                    37,986            20,996             5,578
                                   -------          --------           -------
DEFERRED:
     Federal ............            6,349             3,757            (3,083)
     Foreign ............              603               725               534
     State ..............              573               325              (243)
                                   -------          --------           -------
                                     7,525             4,807            (2,792)
                                   -------          --------           -------
TOTAL PROVISION: ........          $45,511          $ 25,803           $ 2,786
                                   =======          ========           =======

-------------------------------------------------------------------------------
The amounts of domestic and foreign income are as follows:

-------------------------------------------------------------------------------
Years Ended September 30,    1997             1996              1995
-------------------------------------------------------------------------------
                                          (in thousands)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND EQUITY IN
   INCOME OF AFFILIATE:
     Domestic ..          $ 84,723          $ 41,299          $(11,399)
     Foreign ...            42,692            28,244            18,887
                          --------          --------          --------
                          $127,415          $ 69,543          $  7,488
                          ========          ========          ========

-------------------------------------------------------------------------------
Effective income tax rates on income from continuing operations as compared to the U.S. Federal income tax rate are as follows:
-------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
Years Ended September 30,                             1997            1996          1995
-----------------------------------------------------------------------------------------
U.S. Federal income tax rate ...................        35%            35%            35%
Dividends received deduction ...................        (1)            (1)            (8)
Excess statutory depletion .....................        --             --             (3)
Effect of higher foreign tax rates .............         1              2             19
Non-conventional fuel source credits utilized ..        --             (1)            (8)
Other, net .....................................         1              2              2
                                                        --             --             --
Effective income tax rate ......................        36%            37%            37%
                                                        ==             ==             ==


-------------------------------------------------------------------------------
The components of the Company's net deferred tax liabilities are as follows:

-------------------------------------------------------------------------------
                            September 30,            1997               1996
-------------------------------------------------------------------------------
                                                         (in thousands)
DEFERRED TAX LIABILITIES:
    Property, plant and equipment                   $ 56,328          $ 46,706
    Available-for-sale securities                     85,378            49,889
    Pension provision                                  4,738             4,720
    Equity investment                                  6,238             4,840
    Other                                                308               709
                                                    --------          --------
        Total deferred tax liabilities              $152,990          $106,864
                                                    --------          --------

DEFERRED TAX ASSETS:
    Financial accruals                                 8,929             5,213
    Other                                              2,730             3,316
                                                    --------          --------
        Total deferred tax assets                     11,659             8,529
                                                    --------          --------

NET DEFERRED TAX LIABILITIES                        $141,331          $ 98,335
                                                    ========          ========



-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
NOTE 4   SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------

On December 3, 1997, the Board of Directors of the Company declared a two-for-one stock split and distribution; approximately 26.8 million shares will be issued on December 31, 1997 to stockholders of record on December 15, 1997. All references in the financial statements and notes to the number of common shares outstanding, options and per share amounts reflect the impact of the split.

The Company has several plans providing for common stock-based awards to employees and to non-employee directors. The plans permit the granting of various types of awards including stock options and restricted stock. Awards may be granted for no consideration other than prior and future services. The purchase price per share for stock options may not be less than the market price of the underlying stock on the date of grant. Stock options expire 10 years after grant.

The Company has reserved 1,745,502 shares of its treasury stock to satisfy the exercise of stock options issued under the 1982 and 1990 Stock Option Plans. Effective December 4, 1996 additional options are no longer granted under these plans. Options granted under the 1982 plan vest over a period of nine years while options granted under the 1990 plan generally vest over a seven year period. Options granted under both plans become exercisable in increments as outlined in the plans.

In March 1997, the Company adopted the 1996 Stock Incentive Plan (the "Stock Incentive Plan"). The Stock Incentive Plan was effective December 4, 1996 and will terminate December 3, 2006. Under this plan, the Company is authorized to grant options for up to 4,000,000 shares of the Company's common stock at an exercise price not less than the fair market value of the common stock on the date of grant. Up to 600,000 shares of the total authorized may be granted to participants as restricted stock awards. There was no activity under this plan during fiscal 1997.

The following summary reflects the stock option activity and related information (shares in thousands):


                                             1997                     1996                    1995
                                     ----------------------   --------------------   --------------------
                                               Weighted-Average        Weighted-Average       Weighted-Average
                                                   Exercise                Exercise               Exercise
                                     Shares         Price      Shares       Price     Shares       Price
                                     ----------------------   --------------------   --------------------
Outstanding on October 1,              1,708      $   13.63   1,682      $   13.20   1,672      $   12.83
Granted                                  393          26.07     494          14.00     216          13.44
Exercised                               (270)         13.03    (280)         11.76    (156)          9.84
Forfeited/Expired                        (86)         14.89    (188)         13.53     (50)         12.41
---------------------------------------------------------------------------------------------------------
Outstanding on September 30,           1,745      $   16.44   1,708      $   13.63   1,682      $   13.20
---------------------------------------------------------------------------------------------------------
Exercisable on September 30,             135      $   12.22     148      $   13.07     221      $   12.05
---------------------------------------------------------------------------------------------------------
Shares available on September 30,
   for options that may be granted     4,000                    652                  1,040
---------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options at September 30, 1997 (shares in thousands):
-------------------------------------------------------------------------------

                                                   Outstanding Stock Options            Exercisable Stock Options
                                         ------------------------------------------    ----------------------------
                                           Weighted-Average
              Range of                   Remaining Contractural    Weighted-Average                Weighted-Average
          Exercise Prices       Shares            Life              Exercise Price       Shares     Exercise Price
-------------------------------------------------------------------------------------------------------------------
         $10.00   to $12.00        94            .9 years                $10.88            34           $10.88
         $12.01   to $14.00     1,017           6.9 years                $13.50            97           $12.53
         $14.01   to $16.50       252           2.4 years                $15.75             4           $16.35
         $16.51   to $26.50       382           9.2 years                $26.07
-------------------------------------------------------------------------------------------------------------------
         $10.00   to $26.50     1,745           6.4 years                $16.44           135           $12.22
-------------------------------------------------------------------------------------------------------------------

In 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). As permitted by SFAS 123, the Company continues to apply the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). As stock options issued by the Company are equal to at least market price on the date of grant, no compensation expense is recognized under APB 25. The differences between the recognition and measurement provisions of SFAS 123 and APB 25 are not significant to net income or per common share amounts.

On September 30, 1997, the Company had 50,028,254 outstanding common stock purchase rights ("Rights") pursuant to terms of the Rights Agreement dated January 8, 1996. Under the terms of the Rights Agreement each Right entitled the holder thereof to purchase from the Company one half of one unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock ("Preferred Stock"), without par value, at a price of $90 per unit. The exercise price and the number of units of Preferred Stock issuable on exercise of the Rights are subject to adjustment in certain cases to prevent dilution. The Rights will be attached to the common stock certificates and are not exercisable or transferrable apart from the common stock, until 10 business days after a person acquires 15% or more of the outstanding common stock or 10 business days following the commencement of a tender offer or exchange offer that would result in a person owning 15% or more of the outstanding common stock. In the event the Company is acquired in a merger or certain other business combination transactions (including one in which the Company is the surviving corporation), or more than 50% of the Company's assets or earning power is sold or transferred, each holder of a Right shall have the right to receive, upon exercise of the Right, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The Rights are redeemable under certain circumstances at $.01 per Right and will expire, unless earlier redeemed, on January 31, 2006. As long as the Rights are not separately transferable, the Company will issue one half of one Right with each new share of common stock issued.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
NOTE 5   FINANCIAL INSTRUMENTS
-------------------------------------------------------------------------------

Short-term investments consist mainly of U.S. treasury notes carried at cost, which approximates fair value. Notes payable bear interest at market rates and are carried at cost, which approximates fair value.

The following is a summary of available-for-sale securities, which excludes those accounted for under the equity method of accounting (see Note 1):




                                            Gross         Gross       Estimated
                                          Unrealized    Unrealized      Fair
                                Cost        Gains         Losses        Value
                               ------------------------------------------------
                                               (in thousands)
Equity Securities:
    September 30, 1997         $110,011     $184,708     $104         $294,615
    September 30, 1996         $113,384     $ 92,081     $871         $204,594

During the years ended September 30, 1997, 1996, and 1995, marketable equity available-for-sale securities with a fair value at the date of sale of $8,557,000, $619,000, and $11,713,000, respectively, were sold. The gross realized gains on such sales of available-for-sale securities totaled $4,697,000, $596,000, and $5,734,000, respectively, and the gross realized losses totaled $0, $30,000, and $37,000, respectively.

-------------------------------------------------------------------------------
NOTE 6   DISCONTINUED OPERATIONS
-------------------------------------------------------------------------------

Effective August 30, 1996, the Company exchanged all of the common stock of its wholly-owned subsidiary, Natural Gas Odorizing, Inc. (NGO), to Occidental Petroleum Corporation (OPC) for 2,018,928 shares of OPC common stock with a fair market value of approximately $48 million. The sale yielded a gain of $24.1 million (net of deferred income taxes of approximately $14.8 million) which is reported as gain on sale of discontinued operations. NGO comprised the Company's chemical operations. Prior period operating results for such operations are reported as discontinued operations. Income from discontinued operations has been reduced for income taxes by $2,566,000 and $2,258,000 for 1996 and 1995, respectively.

-------------------------------------------------------------------------------
NOTE 7  EMPLOYEE BENEFIT PLANS
-------------------------------------------------------------------------------

DEFINED BENEFIT PLANS:
The Company has noncontributory pension plans covering substantially all of its employees, including certain employees in foreign countries. The Company makes annual contributions to the plans equal to the maximum amount allowable, subject to regulatory funding limitations. Future service benefits are determined using a 1.5 percent career average formula. The net pension expense (credit) included the following components:


-------------------------------------------------------------------------------------------
                      Years Ended September 30,             1997        1996          1995
-------------------------------------------------------------------------------------------
(in thousands)

Service cost-benefits earned during the year              $ 2,114      $ 1,979      $ 1,589
Interest cost on projected benefit obligations              1,797        1,553        1,301
Return on plan assets                                      (3,592)      (3,214)      (2,798)
Net amortization and deferral                                (367)        (304)        (301)
                                                          -------      -------      -------
     Net pension expense (credit)                         $   (48)     $    14      $  (209)
                                                          =======      =======      =======

-------------------------------------------------------------------------------
The discount rate used in determining the actuarial value of the projected benefit obligation for 1997 and 1996 was 7.25% and 7.75%, respectively. The average expected rate of return on plan assets was 9.0%, 8.5% and 8.5% for 1997, 1996 and 1995, respectively. The assumed rate of increase in compensation was 5.5% for 1997 and 5.0% for 1996. The following table sets forth the plans' funded status and amounts recognized in the balance sheet:
-------------------------------------------------------------------------------

                                                         September 30,          1997               1996
-----------------------------------------------------------------------------------------------------------
                                                                                    (in thousands)
Actuarial present value of benefit obligations:
     Vested benefit obligation .......................................        $   23,392         $   17,376
                                                                              ==========         ==========
     Accumulated benefit obligation ..................................        $   27,988         $   20,675
                                                                              ==========         ==========
     Projected benefit obligation ....................................        $   33,913         $   23,534
                                                                              ==========         ==========

Plan assets at fair value, primarily listed stocks, U.S. Government
     securities and guaranteed insurance contracts ...................        $   53,834         $   42,609
                                                                              ==========         ==========

Plan assets in excess of projected benefit obligation ................        $   19,921         $   19,075
Unrecognized net gain, including unrecognized
     net assets existing at October 1, 1987 ..........................            (8,989)            (8,430)
Unrecognized prior service cost ......................................             1,501              1,740
                                                                              ----------         ----------
Prepaid pension cost .................................................        $   12,433         $   12,385
                                                                              ==========         ==========
-----------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
DEFINED CONTRIBUTION PLAN:

Substantially all employees on the United States payroll of the Company may elect to participate in the Company sponsored Thrift/401(k) Plan by contributing a portion of their earnings. The Company contributes amounts equal to 100 percent of the first five percent of the participant's compensation subject to certain limitations. Expensed Company contributions were $2,255,000, $1,908,000 and $1,735,000 in 1997, 1996 and 1995, respectively.

-------------------------------------------------------------------------------
NOTE 8   ACCRUED LIABILITIES
-------------------------------------------------------------------------------

Accrued liabilities consist of the following:
-------------------------------------------------------------------------------

                         September 30,          1997           1996
-------------------------------------------------------------------------------
(in thousands)

Accrued royalties payable ............        $ 8,687        $ 7,709
Accrued taxes payable - operations ...          9,240          4,645
Accrued income taxes payable .........          9,371          4,915
Accrued interest payable .............          4,056            200
Accrued workers compensation claims ..          3,087          2,561
Accrued equipment cost ...............            598          2,197
Other ................................         12,486          9,716
                                              -------       --------
                                              $47,525       $ 31,943
                                              =======       ========

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
NOTE 9   SUPPLEMENTAL CASH FLOW INFORMATION
-------------------------------------------------------------------------------


Years Ended September 30,            1997          1996            1995
-------------------------------------------------------------------------------
(in thousands)

Cash payments:
Interest paid .............        $   357        $   798        $   408
Income taxes paid:
  Continuing operations ...         36,347         15,491          2,102
  Discontinued operations .             --          2,563          2,522
Noncash investing activity:
  Accrued equipment cost ..        $   598        $ 2,197        $ 4,016
-------------------------------------------------------------------------------


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

-------------------------------------------------------------------------------
NOTE 11   NEW ACCOUNTING PRONOUNCEMENTS
-------------------------------------------------------------------------------

The Financial Accounting Standards Board has issued SFAS No. 128 "Earnings per Share", effective for financial statement reporting periods ending after December 15, 1997. Management does not believe that earnings per share calculated under this standard would differ significantly from amounts reported in the Consolidated Statements of Income.

The Financial Accounting Standards Board has issued two new accounting standards, SFAS No. 130, "Reporting Comprehensive Income", (SFAS 130) and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", (SFAS 131) both effective for fiscal years beginning after December 15, 1997. SFAS 130 establishes standards for the reporting and display of comprehensive income. While the Company does have certain comprehensive income items, management does not believe that adopting SFAS 130 will materially change the Company's financial reporting and disclosures. SFAS 131 establishes standards for reporting financial and descriptive information about a company's operating segments. Management is currently analyzing the impact of SFAS 131, but does not expect the standard to materially change its current segment reporting disclosures.


-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
NOTE 12  SEGMENT INFORMATION
-------------------------------------------------------------------------------

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

Revenues from one company doing business with the contract drilling segment accounted for approximately 17 percent, 19 percent, and 18 percent of the total consolidated revenues during the years ended September 30, 1997, 1996 and 1995, respectively. Collectively, revenues from three companies controlled by the Venezuelan government accounted for approximately 12 percent, 12.8 percent and
13.4 percent of total consolidated revenues for the years ended September 30, 1997, 1996, and 1995, respectively.

Summarized revenues and operating profit by industry segment for the years ended September 30, 1997, 1996 and 1995 are located on page 9. Additional financial information by industry segment is as follows:



-----------------------------------------------------------------------------------------------------------------------
                                     Years Ended September 30,           1997                1996                1995
-----------------------------------------------------------------------------------------------------------------------
(in thousands)

   Net Income (loss):
     Contract Drilling - Domestic.............................   $      15,508           $    6,796          $    4,506
     Contract Drilling - International........................          26,848               17,693              12,106
     Exploration and Production...............................          35,719               17,335             (13,906)
     Natural Gas Marketing....................................           2,172                2,247               1,230
     Real Estate Division.....................................           3,448                3,121               1,324
     Other....................................................          (1,791)              (3,452)               (558)
     Equity in income of affiliate............................           2,282                1,686               1,086
                                                                 -------------          -----------          ----------
        Income from Continuing Operations.....................          84,186               45,426               5,788
   Discontinued operations....................................              --               27,140               3,963
                                                                 -------------          -----------          ----------
   Net Income.................................................   $      84,186           $   72,566          $    9,751
                                                                 =============          ===========          ==========

   Identifiable assets:
     Contract drilling - Domestic.............................   $     257,505             $169,363            $138,359
     Contract drilling - International........................         210,976              213,171             188,587
     Exploration and Production...............................         152,892              141,058             142,474
     Natural Gas Marketing....................................          18,884               15,602              10,192
     Real Estate Division.....................................          23,310               23,628              24,380
     Corporate and other......................................         370,028              259,092             196,233
     Discontinued operations..................................              --                   --               6,836
                                                                 -------------          -----------          ----------
                                                                 $   1,033,595          $   821,914          $  707,061
                                                                 =============          ===========          ==========

   Depreciation, depletion and amortization:
     Contract drilling - Domestic.............................   $      17,916          $    13,879          $   12,111
     Contract drilling - International........................          26,458               22,120              19,557
     Exploration and Production...............................          24,627               20,299              39,895
     Natural Gas Marketing....................................             258                  725                 298
     Real Estate Division.....................................           1,412                1,455               3,623
     Corporate and other......................................           1,020                  964                 959
                                                                 -------------          -----------          ----------
        Continuing operations.................................          71,691               59,442              76,443
        Discontinued operations...............................              --                  754                 672
                                                                 -------------          -----------          ----------
                                                                 $      71,691          $    60,196          $   77,115
                                                                 =============          ===========          ==========

   Capital expenditures:
     Contract drilling - Domestic.............................   $      95,277            $  57,004           $  32,503
     Contract drilling - International........................          16,900               24,801              55,044
     Exploration and Production...............................          41,782               24,320              20,956
     Natural Gas Marketing....................................           3,170                  435                 252
     Real Estate Division.....................................           1,161                  776                 907
     Corporate and other......................................           1,288                  830               1,255
                                                                 -------------          -----------          ----------
        Continuing operations.................................         159,578              108,166             110,917
        Discontinued operations...............................              --                1,581                 859
                                                                 -------------          -----------          ----------
                                                                 $     159,578          $   109,747          $  111,776
                                                                 =============          ===========          ==========

-------------------------------------------------------------------------------
                                                                             27

-------------------------------------------------------------------------------
NOTE 13 SUPPLEMENTARY FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES
-------------------------------------------------------------------------------
All of the Company's oil and gas producing activities are located in the United States.

Results of Operations from Oil and Gas Producing Activities -
-------------------------------------------------------------------------------


                           Years Ended September 30,        1997             1996           1995
--------------------------------------------------------------------------------------------------
                                                                       (in thousands)

Revenues .............................................     $111,512        $ 76,643       $ 47,986
                                                           --------        --------       --------
Production costs .....................................       21,750          20,080         18,035
Exploration expense and valuation provisions .........        9,943           9,931         14,017
Depreciation, depletion and amortization .............       24,628          20,299         39,895
Income tax expense (benefit) .........................       19,327           9,187         (7,243)
                                                           --------        --------       --------
  Total cost and expenses ............................       75,648          59,497         64,704
                                                           --------        --------       --------
Results of operations (excluding corporate overhead
  and interest costs) ................................     $ 35,864        $ 17,146       $(16,718)
                                                           ========        ========       ========

-------------------------------------------------------------------------------
Capitalized Costs  -
-------------------------------------------------------------------------------

                                                 September 30,         1997           1996
---------------------------------------------------------------------------------------------
                                                                         (in thousands)
Properties being amortized:
  Proved properties ...........................................      $395,812        $392,562
  Unproved properties .........................................        14,109           9,242
                                                                     --------        --------
    Total costs being amortized ...............................       409,921         401,804
                                                                     --------        --------
Less - Accumulated depreciation, depletion and amortization ...       268,572         269,994
                                                                     --------        --------
    Net .......................................................      $141,349        $131,810
                                                                     ========        ========

-------------------------------------------------------------------------------
Costs Incurred Relating to Oil and Gas Producing Activities -
-------------------------------------------------------------------------------


 Years Ended September 30,         1997           1996           1995
-------------------------------------------------------------------------------
                                              (in thousands)
Property acquisition:
  Proved ................        $    47        $   256        $ 1,228
  Unproved ..............          8,358          3,178          1,565
Exploration .............          9,656          9,874         13,497
Development .............         27,808         14,131          9,703
                                 -------        -------        -------
    Total ...............        $45,869        $27,439        $25,993
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


--------------------------------------------------------------------------------
                                                  OIL (Bbls.)         GAS (Mmcf)
--------------------------------------------------------------------------------
Proved reserves at September 30, 1994 .........     6,710,211            290,652
Revisions of previous estimates ...............       124,361              5,222
Extensions, discoveries and other additions ...       328,539              8,775
Production ....................................      (808,058)           (26,421)
Purchases of reserves-in-place ................           310              1,934
Sales of reserves-in-place ....................       (26,251)              (116)
                                                    ---------            -------
Proved reserves at September 30, 1995 .........     6,329,112            280,046
Revisions of previous estimates ...............       629,154              5,098
Extensions, discoveries and other additions ...       298,986             21,311
Production ....................................      (809,571)           (34,535)
Purchases of reserves-in-place ................        21,912                647
Sales of reserves-in-place ....................        (1,477)              (266)
                                                    ---------            -------


-------------------------------------------------------------------------------
28

<Caption

--------------------------------------------------------------------------------
                                                    OIL (Bbls.)       GAS (Mmcf)
--------------------------------------------------------------------------------
Proved reserves at September 30, 1996 .........     6,468,116            272,301
Revisions of previous estimates ...............        92,863              6,178
Extensions, discoveries and other additions ...       419,795             25,762
Production ....................................      (985,633)           (40,463)
Purchases of reserves-in-place ................           120                  6
Sales of reserves-in-place ....................      (189,875)              (548)
                                                    ---------            -------
Proved reserves at September 30, 1997 .........     5,805,386            263,236
                                                    =========            =======
Proved developed reserves at
   September 30, 1995 .........................     6,270,216            262,319
                                                    =========            =======
   September 30, 1996 .........................     6,441,803            261,519
                                                    =========            =======
   September 30, 1997 .........................     5,787,116            256,443
                                                    =========            =======


-------------------------------------------------------------------------------

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


-------------------------------------------------------------------------------------------
                                              September 30,       1997              1996
-------------------------------------------------------------------------------------------
                                                                      (in thousands)

Future cash inflows ........................................    $ 656,698         $ 549,033
Future costs -
    Future production and development costs ................     (187,672)         (193,047)
    Future income tax expense ..............................     (134,892)          (98,158)
                                                                ---------         ---------
Future net cash flows ......................................      334,134           257,828
10% annual discount for estimated timing of cash flows .....     (129,099)         (103,964)
                                                                ---------         ---------
Standardized Measure of discounted future net cash flows ...    $ 205,035         $ 153,864
                                                                =========         =========


-------------------------------------------------------------------------------

Changes in Standardized Measure Relating to Proved Oil and Gas Reserves (Unaudited)-
-------------------------------------------------------------------------------


                                     Years Ended September 30,         1997             1996               1995
------------------------------------------------------------------------------------------------------------------
                                                                                   (in thousands)
Standardized Measure - Beginning of year ...................        $ 153,864         $ 110,934         $ 124,623
Increases (decreases) -
   Sales, net of production costs ..........................          (89,762)          (56,563)          (29,951)
   Net change in sales prices, net of production costs .....           77,789            59,479           (12,917)
   Discoveries and extensions, net of related future
     development and production costs ......................           42,741            29,189             8,179
   Changes in estimated future development costs ...........          (16,570)           (6,651)           (4,672)
   Development costs incurred ..............................           27,509            14,050             9,703
   Revisions of previous quantity estimates ................            6,146             5,731             2,825
   Accretion of discount ...................................           20,691            14,362            16,171
   Net change in income taxes ..............................          (29,397)          (31,158)           (7,538)
   Purchases of reserves-in-place ..........................                2               643             1,202
   Sales of reserves-in-place ..............................           (1,551)             (124)              (51)
   Other ...................................................           13,573            13,972             3,360
                                                                    ---------         ---------         ---------
Standardized Measure - End of Year .........................        $ 205,035         $ 153,864         $ 110,934
                                                                    =========         =========         =========


-------------------------------------------------------------------------------
                                                                             29

-------------------------------------------------------------------------------
NOTE 14  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
-------------------------------------------------------------------------------


                                    (in thousands, except per share amounts)
-----------------------------------------------------------------------------------------------------------------
                                                            1st             2nd             3rd             4th
                     1997                                 Quarter         Quarter         Quarter         Quarter
-----------------------------------------------------------------------------------------------------------------
Revenues ....................................            $118,262        $132,479        $129,812        $137,306
Gross profit ................................              33,643          36,863          37,513          32,954
Net income ..................................              20,125          22,418          23,648          17,995
Earnings per share ..........................                 .41             .45             .47             .36

-----------------------------------------------------------------------------------------------------------------
                                                        1st                 2nd           3rd               4th
                     1996                              Quarter           Quarter        Quarter           Quarter
-----------------------------------------------------------------------------------------------------------------

Revenues ....................................        $  88,427        $  95,213        $ 101,358        $ 108,257
Gross profit ................................           16,971           17,897           23,256           21,180
Income from continuing operations ...........            9,468            9,802           12,650           13,506
Income (loss) from discontinued
  operations ................................            1,625            1,225              508             (268)
Gain on sale of discontinued operations .....                                                              24,050
Net income ..................................           11,093           11,027           13,158           37,288
Earnings (loss) per share:
  Continuing operations .....................              .19              .20              .26              .27
  Discontinued operations ...................              .04              .02              .01             (.01)
  Gain on sale of discontinued operations ...                                                                 .49
  Net income ................................              .23              .22              .27              .75

-------------------------------------------------------------------------------
Gross profit (loss) represents total revenues less operating costs, depreciation, depletion and amortization, dry holes and abandonments, and taxes, other than income taxes.
-------------------------------------------------------------------------------

Per share amounts have been restated to reflect the effect of the two-for-one common stock split and distribution (see Note 4).

Net income in the fourth quarter of 1997 includes a provision of $6.7 million ($.08 per share after income taxes) for a Federal Energy Regulatory Commission ordered repayment of ad valorem taxes reimbursed to the Company during the period 1983-1988. The provision includes $2.7 million for ad valorem taxes (reduced revenues) and $4.0 million for interest.

Net income in the fourth quarter of 1996 includes the gain from sale of discontinued operations (see Note 6).


-------------------------------------------------------------------------------
30

REPORT OF INDEPENDENT AUDITORS

HELMERICH & PAYNE, INC.
===============================================================================

The Board of Directors and Shareholders
Helmerich & Payne, Inc.

   We have audited the accompanying consolidated balance sheets of Helmerich & Payne, Inc. as of September 30, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Helmerich & Payne, Inc. at September 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.

   As discussed in Note 1 to the financial statements, effective July 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of".

                                                          /s/ ERNST & YOUNG LLP


Tulsa, Oklahoma
December 4, 1997


STOCKHOLDERS' MEETING
===============================================================================

The annual meeting of stockholders will be held on March 4, 1998. A formal notice of the meeting, together with a proxy statement and form of proxy, will be mailed to shareholders on or about January 27, 1998.

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

===============================================================================
STOCK TRANSFER AGENT AND REGISTRAR

As of December 15, 1997, there were 1,467 record holders of Helmerich & Payne, Inc. common stock as listed by the transfer agent's records.

Our Transfer Agent is responsible for our shareholder records, issuance of stock certificates, and distribution of our dividends and the IRS Form 1099. Your requests, as shareholders, concerning these matters are most efficiently answered by corresponding directly with the Transfer Agent at the following address:

Bank One Trust Company, N.A.
Stock Transfer Department
P.O. Box 25848, OK1-1096
Oklahoma City, Oklahoma 73125-0848
Telephone: (405) 231-6325
            800-395-2662, Extension 6598

===============================================================================
FORM 10-K

The Company's Annual Report on Form 10-K, which has been submitted to the Securities and Exchange Commission, is available free of charge upon written request.


DIRECT INQUIRIES TO:
President
Helmerich & Payne, Inc.
Utica at Twenty-First
Tulsa, Oklahoma 74114
Telephone: (918) 742-5531
===============================================================================
STOCK PRICE INFORMATION*
===============================================================================

                                              Closing Market Price Per Share
                                          -------------------------------------
                                               1997                   1996
-------------------------------------------------------------------------------
QUARTERS                                   HIGH      LOW        HIGH        LOW
--------                                  -------------------------------------
First...............................      $27.56    $21.94     $15.06     $12.25
Second..............................       27.44     21.00      17.25      13.50
Third                                      29.63     21.81      19.13      16.50
Fourth                                     40.00     29.47      21.81      17.38
-------------------------------------------------------------------------------


Dividend Information*
===============================================================================

                      Paid Per Share                Total Payment
                      ---------------------------------------------------------
                      1997        1996         1997               1996
-------------------------------------------------------------------------------
QUARTERS
--------
First ......        $ .065     $ .0625       $3,239,007        $3,095,578
Second .....          .065       .0625        3,239,892         3,100,568
Third ......          .065       .0625        3,242,952         3,104,724
Fourth .....          .065       .065         3,248,275         3,229,596

-------------------------------------------------------------------------------
*Restated to reflect the effect of the two-for-one common stock split and distribution (see Note 4).

ELEVEN-YEAR FINANCIAL REVIEW
===============================================================================
HELMERICH & PAYNE, INC.


----------------------------------------------------------------------------------------------------------------
                                   Years Ended September 30,            1997              1996            1995
----------------------------------------------------------------------------------------------------------------
      REVENUES AND INCOME*
          Contract Drilling Revenues ........................          315,327          244,338          203,325
          Crude Oil Sales ...................................           20,475           15,378           13,227
          Natural Gas Sales .................................           87,737           60,500           33,851
          Gas Marketing Revenues ............................           66,306           57,817           34,729
          Real Estate Revenues ..............................            8,224            8,076            7,560
          Dividend Income ...................................            5,268            3,650            3,389
          Other Revenues ....................................           14,522            3,496           10,640
          Total Revenues++ ..................................          517,859          393,255          306,721
          Net Cash Provided by Continuing Operations++ ......          165,568          121,420           84,010
          Income from Continuing Operations .................           84,186           45,426            5,788
          Net Income (3) ....................................           84,186           72,566            9,751
----------------------------------------------------------------------------------------------------------------

      PER SHARE DATA**
          Income from Continuing Operations .................             1.69              .92              .12
          Net Income (3).....................................             1.69             1.47              .20
          Cash Dividends ....................................              .26            .2525              .25
          Shares Outstanding* ...............................           50,028           49,771           49,529
----------------------------------------------------------------------------------------------------------------

      FINANCIAL POSITION
          Net Working Capital* ..............................           62,837           51,803           50,038
          Ratio of Current Assets to Current Liabilities ....             1.66             1.83             1.74
          Investments* ......................................          323,510          229,809          156,908
          Total Assets* .....................................        1,033,595          821,914          707,061
          Long-Term Debt* ...................................               --               --               --
          Shareholders' Equity* .............................          780,580          645,970          562,435
----------------------------------------------------------------------------------------------------------------

      CAPITAL EXPENDITURES*
          Contract Drilling Equipment .......................          109,036           79,269           80,943
          Wells and Equipment ...............................           33,425           21,142           19,384
          Real Estate .......................................            1,095              752              873
          Other Assets (includes undeveloped leases) ........           16,022            7,003            9,717
          Discontinued Operations ...........................               --            1,581              859
          Total Capital Outlays .............................          159,578          109,747          111,776
----------------------------------------------------------------------------------------------------------------

      PROPERTY, PLANT AND EQUIPMENT AT COST*
          Contract Drilling Equipment .......................          643,619          568,110          501,682
          Producing Properties ..............................          395,812          392,562          384,755
          Undeveloped Leases ................................           14,109            9,242            8,051
          Real Estate .......................................           47,682           46,970           46,642
          Other .............................................           59,659           53,547           55,655
          Discontinued Operations ...........................               --               --           13,937
          Total Property, Plant and Equipment ...............        1,160,881        1,070,431        1,010,722
----------------------------------------------------------------------------------------------------------------


* 000's omitted
** Per share data and shares outstanding are restated to reflect the effect of a two-for-one stock split and distribution as discussed in Note 4.
++ Chemical operations were sold August 30, 1996 (see note 6). Prior year amounts have been restated to exclude discontinued operations.
3 Includes $13.6 million ($.28 per share) effect of impairment charge for adoption of SFAS No. 121 in 1995 and cumulative effect of change in accounting for income taxes of $4,000,000 ($.08 per share) in 1994.


----------------------------------------------------------------------------------------------------------------
 1994           1993           1992           1991            1990           1989           1988           1987
----------------------------------------------------------------------------------------------------------------

182,781        149,661        112,833        105,364         90,974         78,315         75,985         64,718
 13,161         15,392         16,369         17,374         16,058         14,821         14,001         15,223
 45,261         52,446         38,370         35,628         37,697         33,013         26,154         17,251
 51,874         63,786         40,410         10,055         10,566             --             --             --
  7,396          7,620          7,541          7,542          7,636          7,778          7,878          7,561
  3,621          3,535          4,050          5,285          7,402          9,127         10,069          9,757
  6,058          8,283          6,646         20,020         56,131         17,371         15,206         34,757
310,152        300,723        226,219        201,268        226,464        160,425        149,293        149,267
 74,463         72,493         60,414         50,006         53,288         65,474         54,959         36,999
 17,108         22,158          8,973         19,608         45,489         20,715         17,746         20,575
 24,971         24,550         10,849         21,241         47,562         22,700         20,150         22,016
----------------------------------------------------------------------------------------------------------------


    .35            .46            .19            .41            .94            .43            .37            .43
    .51            .51            .22            .44            .98            .47            .42            .46
  .2425            .24          .2325            .23            .22            .21            .20            .19
 49,420         49,275         49,152         48,976         48,971         48,346         48,331         48,374
----------------------------------------------------------------------------------------------------------------


 76,238        104,085         82,800        108,212        146,741        114,357        135,275        135,139
   2.63           3.24           3.31           4.19           3.72           3.12           6.10           6.68
 87,414         84,945         87,780         96,471         99,574        130,443        133,726        140,431
621,689        610,935        585,504        575,168        582,927        591,229        576,473        571,348
     --          3,600          8,339          5,693          5,648         49,087         70,715         74,732
524,334        508,927        493,286        491,133        479,485        443,396        430,804        420,833
----------------------------------------------------------------------------------------------------------------


 53,752         24,101         43,049         56,297         18,303         17,901         19,110         13,993
 40,916         23,142         21,617         34,741         16,489         30,673         25,936         27,402
    902            436            690          2,104          1,467            878          3,095          6,128
  9,695          5,901         16,984          6,793          5,448          6,717          2,496          2,012
    618            629            158          2,594          1,153            815            815            336
105,883         54,209         82,498        102,529         42,860         56,984         51,452         49,871
----------------------------------------------------------------------------------------------------------------


444,432        418,004        404,155        370,494        324,293        323,313        313,289        309,865
377,371        340,176        329,264        312,438        287,248        279,768        251,445        228,214
 11,729         10,010         12,973          5,552          5,507          5,441          3,305          4,197
 47,827         47,502         47,286         46,671         44,928         48,016         47,165         44,070
 48,612         45,085         43,153         36,423         32,135         29,716         27,798         28,274
 13,131         12,545         11,962         11,838          9,270          8,156          7,370          6,602
943,102        873,322        848,793        783,416        703,381        694,410        650,372        621,222
----------------------------------------------------------------------------------------------------------------

ELEVEN-YEAR OPERATING REVIEW
===============================================================================
HELMERICH & PAYNE, INC.



----------------------------------------------------------------------------------------------------------------
Years Ended September 30,                                  1997        1996        1995        1994        1993
----------------------------------------------------------------------------------------------------------------
      CONTRACT DRILLING
         Drilling Rigs, United States ............           38          41          41          47          42
         Drilling Rigs, International ............           39          36          35          29          29
         Contract Wells Drilled, United States ...          246         233         212         162         128
         Total Footage Drilled, United States* ...        2,753       2,499       1,933       1,842       1,504
         Average Depth per Well, United States ...       11,192      10,724       9,119      11,367      11,746
         Percentage Rig Utilization, United States           88          82          71          69          53
         Percentage Rig Utilization, International           91          85          84          88          68
----------------------------------------------------------------------------------------------------------------


      PETROLEUM EXPLORATION AND DEVELOPMENT
         Gross Wells Completed ...................          100          63          59          44          42
         Net Wells Completed .....................         49.3        35.3        27.4          15        15.9
         Net Dry Holes ...........................          9.6         7.3         5.9         1.7         4.3
----------------------------------------------------------------------------------------------------------------




      PETROLEUM PRODUCTION
         Net Crude Oil and Natural Gas Liquids
             Produced (barrels daily) ............        2,700       2,212       2,214       2,431       2,399
         Net Oil Wells Owned-- Primary Recovery ..          133       176.9         186         202         202
         Net Oil Wells Owned-- Secondary Recovery            49        63.8          64          71          71
         Secondary Oil Recovery Projects .........            5          12          12          14          14
         Net Natural Gas Produced
             (thousands of cubic feet daily) .....      110,859      94,358      72,387      72,953      78,023
         Net Gas Wells Owned .....................          410         378         354         341         307
----------------------------------------------------------------------------------------------------------------


      NATURAL GAS ODORANTS AND
      OTHER CHEMICALS++
         Chemicals Sold (pounds)* ................           --       9,823       7,670       8,071       7,930
----------------------------------------------------------------------------------------------------------------



      REAL ESTATE MANAGEMENT
         Gross Leasable Area (square feet)* ......        1,652       1,654       1,652       1,652       1,656
         Percentage Occupancy ....................           95          94          87          83          86
----------------------------------------------------------------------------------------------------------------




      TOTAL NUMBER OF EMPLOYEES
         Helmerich & Payne, Inc. and Subsidiaries+        3,627       3,309       3,245       2,787       2,389
----------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Years Ended September 30,                                 1992        1991        1990        1989        1988       1987
--------------------------------------------------------------------------------------------------------------------------

      CONTRACT DRILLING
         Drilling Rigs, United States ............          39          46          49          49          48          50
         Drilling Rigs, International ............          30          25          20          20          18          19
         Contract Wells Drilled, United States ...         100         106         119         108         115         110
         Total Footage Drilled, United States* ...       1,085       1,301       1,316       1,350       1,284       1,182
         Average Depth per Well, United States ...      10,853      12,274      11,059      12,500      11,165      10,745
         Percentage Rig Utilization, United States          42          47          50          44          45          39
         Percentage Rig Utilization, International          69          69          45          46          30          16
--------------------------------------------------------------------------------------------------------------------------


      PETROLEUM EXPLORATION AND DEVELOPMENT
         Gross Wells Completed ...................          54          45          36          45          45          18
         Net Wells Completed .....................        17.8        20.2        15.3        15.2        14.6         5.2
         Net Dry Holes ...........................         4.3         4.3         3.4         2.8         1.6          .5
--------------------------------------------------------------------------------------------------------------------------



      PETROLEUM PRODUCTION
         Net Crude Oil and Natural Gas Liquids
             Produced (barrels daily) ............       2,334       2,152       2,265       2,486       2,463       2,578
         Net Oil Wells Owned-- Primary Recovery ..         220         227         223         201         202         199
         Net Oil Wells Owned-- Secondary Recovery           74          55          46         214         222         237
         Secondary Oil Recovery Projects .........          14          12          12          17          21          20
         Net Natural Gas Produced
             (thousands of cubic feet daily) .....      75,470      66,617      65,147      57,490      45,480      31,752
         Net Gas Wells Owned .....................         289         278         194         205         197         180
--------------------------------------------------------------------------------------------------------------------------

      NATURAL GAS ODORANTS AND
      OTHER CHEMICALS++
         Chemicals Sold (pounds)* ................       8,452       8,155       8,255       7,702       8,507       8,165
--------------------------------------------------------------------------------------------------------------------------


      REAL ESTATE MANAGEMENT
         Gross Leasable Area (square feet)* ......       1,656       1,664       1,664       1,669       1,670       1,595
         Percentage Occupancy ....................          87          86          85          90          90          94
--------------------------------------------------------------------------------------------------------------------------


      TOTAL NUMBER OF EMPLOYEES
         Helmerich & Payne, Inc. and Subsidiaries+       1,928       1,758       1,864       1,100       1,156       1,026
--------------------------------------------------------------------------------------------------------------------------


* 000's omitted.
+ 1987-1989 include U.S. employees only
++ Chemical operations were sold August 30, 1996 (see note 6). Treated as discontinued operations in Financial Statements for all years presented.

 DIRECTORS                                                       OFFICERS
===============================================================================


W. H. HELMERICH, III
Chairman of the Board
Tulsa, Oklahoma

HANS HELMERICH
President and Chief Executive Officer
Tulsa, Oklahoma

WILLIAM L. ARMSTRONG
Chairman
Ambassador Media Corporation
Denver, Colorado

GLENN A. COX*
President and Chief Operating Officer, Retired
Phillips Petroleum Company
Bartlesville, Oklahoma

GEORGE S. DOTSON
Vice President
President of Helmerich & Payne
International Drilling Co.
Tulsa, Oklahoma

L. F. ROONEY, III*
Chief Executive Officer
Manhattan Construction Company
Tulsa, Oklahoma

EDWARD B. RUST, JR.
President and Chief Executive Officer
State Farm Insurance Companies
Bloomington, Illinois

GEORGE A. SCHAEFER
Chairman and Chief Executive Officer, Retired
Caterpillar Inc.
Peoria, Illinois

JOHN D. ZEGLIS
President
AT&T
Basking Ridge, New Jersey

W. H. HELMERICH, III
Chairman of the Board

HANS HELMERICH
President and Chief Executive Officer

GEORGE S. DOTSON
Vice President,
President of Helmerich & Payne
International Drilling Co.

DOUGLAS E. FEARS
Vice President and
Chief Financial Officer

STEVEN R. MACKEY
Vice President, Secretary
and General Counsel

STEVEN R. SHAW
Vice President
Exploration & Production


*Member, Audit Committee


36