Form 10-K, Exhibit 13
period 1998-09-30
HELMERICH & PAYNE INC
filed 1998-12-28
CIK 46765

================================================================================
                 HELMERICH & PAYNE, INC. ANNUAL REPORT FOR 1998
================================================================================

                           REVENUE BREAKDOWN FOR 1998

                                  [PIE CHART]




FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

   Years Ended September 30,                 1998                  1997
--------------------------------------------------------------------------------
Revenues                                $     636,640,000     $     517,859,000
--------------------------------------------------------------------------------
Net Income                              $     101,154,000     $      84,186,000
--------------------------------------------------------------------------------
Diluted Earnings Per Share              $            2.00     $            1.67
--------------------------------------------------------------------------------
Dividends Paid Per Share                $            .275     $             .26
--------------------------------------------------------------------------------
Capital Expenditures                    $     265,701,000     $     159,578,000
--------------------------------------------------------------------------------
Total Assets                            $   1,090,430,000     $   1,033,595,000
--------------------------------------------------------------------------------

================================================================================
PRESIDENT'S LETTER
================================================================================

To the Co-owners of Helmerich & Payne, Inc.

Fifteen years ago, a federal report titled A Nation at Risk sounded the alarm over the performance of our nation's public schools. Today, Americans' anxiety over school quality is at an all-time high. Reforms have not gone far enough and have been fought back by the proverbial fox in the henhouse. All the while, Johnny is better at self-actualization than reading. Clearly, he is ill prepared for an economy that is steadily marching from the information to the knowledge age with a wider and wider gap between low and highly skilled workers.

As a major stakeholder in efforts to improve the caliber of students our schools produce, business cannot afford to ignore how the "sausage gets made." However daunting this challenge, our nation's future place in the sun swings in the balance between success and failure.

How can business influence the debate over needed reforms? First, by championing the dynamics and benefits of free-market thinking. Public schools must break out of a monopoly-oriented mindset or be forever doomed as a high cost, low quality provider. Innovation and change cannot be held hostage by powerful unions and those who would circle the wagons around a provider-controlled status quo. No wonder a voucher system that offers the customers, namely parents and children, a choice about schooling is now favored by a growing majority, winning the highest approval among Hispanic and African-American families.

We should point back to the classroom as the best place for real added value. Today, about half of every public education dollar is spent outside of regular instruction, to say nothing of the tens of billions spent on the 760 federal programs scattered over 39 different agencies.

To be held accountable for success, schools must be able to attract, reward on merit, and retain better teachers. Let's raise the bar for higher professional teaching standards, make a real commitment to teacher training, overhaul teachers' colleges, and remove the unfit.

Earlier this year, nearly 60 percent of Massachusetts' education graduates and future teachers flunked the basic reading, writing, and subject-matter test. Better teachers would bring high impact improvement where it counts _ in the classroom.

Pointing public schools forward also means going back to basics. Historically, the founding force behind public schools was to promote solid citizenship and secure a virtuous society. If that sounds corny, ask what it is like to do business in a place like Russia today. The rule of law and the currency of trust are essential elements for democracy and free markets to thrive. Have our schools been bullied into abandoning the mission of promoting good citizenship and old-fashioned moral character? Senator John Kerry certainly thinks so: "The truth is teachers and schools have been stripped of disciplinary tools and will as the nation experimented with value neutrality, disarming before the political-correctness police, leaving a morality and value vacuum." We could well exchange less peddling of self-esteem for developing a clearer sense of right and wrong.

In a time of record low oil prices, our Company must redouble its effort to work smart and to over-deliver in order to secure our customers' loyalty and trust. Our conviction that our people drive the Company's future success motivates us to champion better schools. The end game is to be transformed from a nation at risk to a nation of excellence.

                                                 Sincerely,

                                                 /s/ HANS HELMERICH
                                                 -------------------------------
                                                 Hans Helmerich
December 15, 1998                                     President

================================================================================
DRILLING HELMERICH & PAYNE INTERNATIONAL DRILLING CO.
================================================================================

SUMMARY Helmerich & Payne International Drilling Co. is a leading contract driller with 90 rigs worldwide. The Company owns a total of 79 land rigs, 36 in the U.S. and 43 in the countries of Venezuela (21), Colombia (10), Bolivia (5), Ecuador (4), Argentina (2), and Peru (1). The Company has nine offshore platform rigs in the Gulf of Mexico and one each offshore California and Venezuela. Helmerich & Payne International Drilling Co. and Atwood Oceanics, Inc. jointly own a platform rig working offshore Australia. Fleet utilization averaged 92 percent in 1998, compared with 89 percent last year.



------------------------------------------------------------------------------------
                                                OFFSHORE
                                 U.S. LAND      PLATFORM    INTERNATIONAL       TOTAL
DEPTH CAPACITY                     RIGS           RIGS        LAND RIGS         RIGS
------------------------------------------------------------------------------------
12,000 feet or less                  1             --              7              8
14,000 - 16,000 feet                17             --              2             19
18,000 - 20,000 feet                 8              4              6             18
26,000 - 30,000 feet                10              7             28             45
                                  ----           ----           ----           ----
            TOTAL                   36             11             43             90




Revenue and pre-tax operating income increased 36 percent and 28 percent, respectively over the previous year, and earnings before interest, taxes, depreciation, and amortization (EBITDA) increased 27 percent to $142 million, from $112 million in 1997. These financial results do not fully reflect a considerable slowdown in the industry, which began during the last half of the year. World oil prices declined significantly during the year and the industry is responding by paring back capital spending worldwide and by consolidating on an unprecedented scale.

INTERNATIONAL OPERATIONS The slide in oil prices produced a considerable decline in the Company's Venezuela operation. After experiencing robust activity in Venezuela for the last decade, the Company encountered a severe drop in utilization from an average of nearly 100 percent in the first half of the year to approximately 50 percent by the end of September 1998. Profitability in the Company's Colombia operation also declined during the last half of the year, as two of its fleet of ten land rigs became idle.

The Company entered 1998 with good momentum in South America from projects already in progress. Rig 170, a new 3,000 horsepower helicopter-transportable rig, began working in Venezuela under a multi-well contract for a consortium led by BP Exploration Orinoco Limited. The Company's operation in Ecuador experienced revenue growth of over 50 percent in 1998, as each of the country's three rigs was fully utilized during the year. A fourth medium depth land rig was added in Ecuador and began work in August under a three-year term contract with City Investing Company, Ltd. Rig 176 represents the second of five land rigs newly constructed for international operations during 1998. After the close of the year, the remaining three, 3,000 horsepower land rigs commenced operations under three-year term contracts with an Amoco-led consortium in the countries of Bolivia and Argentina.

During the year, the Company was chosen to design and manage the construction of a platform rig for Mobil Oil Corporation's Jade project, located offshore Equatorial Guinea, Africa. Mobil will own the Jade rig, and the Company believes there is a good opportunity of being named the contractor for the drilling phase of this project.

UNITED STATES OPERATIONS In 1998, the Company added six new 1,500 horsepower land rigs and one refurbished 3,000 horsepower land rig to its U.S. fleet.
The new 1,500
horsepower rigs were designed to minimize space and mobilization times, which increases efficiency and productivity for the customer. The Company's land fleet had an average utilization of 94 percent in 1998; however, commodity price concerns began to negatively impact the U.S. land market during the last half of the year. According to Baker-Hughes statistics, the active U.S. land rig count declined 27 percent during 1998, and in the last month of the fiscal year, the Company's domestic land rig utilization was down to 84 percent.

Utilization rates for the Company's ten domestic offshore platform rigs averaged 99 percent and revenues from these rigs increased 30 percent over 1997. Rig 204 was completed by mid-year and was in the process of being rigged-up on Shell Offshore, Inc.'s URSA tension-leg platform (TLP) at year-end. The URSA TLP, which will be set in nearly 4,000 feet of water, represents the Company's third TLP rig for Shell Offshore, Inc.

OUTLOOK The Company strives to be the premium drilling contractor in each of its markets, differentiating itself with well-trained, experienced personnel, proactive safety programs, and equipment engineered, designed, and maintained to meet the highest quality requirements in the industry. In 1998, the Company reinvested over $200 million to build or modernize rigs and to make improvements for safety and operational efficiency. Given the present industry conditions, drilling contractors will be under more pressure to add value to the customer's operation. Helmerich & Payne International Drilling Co. believes that its ongoing strategy of setting the standard for premium service enables it to compete effectively regardless of industry conditions.

================================================================================
EXPLORATION & PRODUCTION HELMERICH & PAYNE, INC.
================================================================================

SUMMARY Helmerich & Payne, Inc. explores for and produces oil and natural gas primarily in the states of Oklahoma, Kansas, Texas, and Louisiana. At year-end, the Company had proved reserves of approximately 4.8 million barrels of oil and 252 billion cubic feet (Bcf) of natural gas. In 1998, revenues and pre-tax operating profit decreased 11 and 49 percent, respectively, as measured against prior year levels.

Natural gas production increased to 117,431 thousand cubic feet (Mcf) per day during the year, compared with 110,859 Mcf per day last year. The average price received for natural gas production fell nine percent to $2.04 per Mcf, from $2.23 in 1997.

Crude oil revenues fell by 50 percent in 1998, the result of a combination of price and volume declines. Over-supplies in crude oil pushed the Company's average realized oil price down to $14.74 per barrel, compared with $20.77 in 1997. Oil production averaged 1,921 barrels per day in 1998, compared with 2,700 barrels in 1997. Oil reserves and production were impacted by the Company's sale of its Louisiana Austin Chalk properties in November 1997.


---------------------------------------------------------------------------------------------------------------------
                                                   FIVE YEAR SUMMARY
---------------------------------------------------------------------------------------------------------------------
                                                  1998           1997          1996           1995             1994
---------------------------------------------------------------------------------------------------------------------
REVENUE (in thousands)
Exploration and Production                    $   98,696     $  111,512     $   76,643     $   47,986      $   58,884
Natural Gas Marketing                             53,499         69,015         58,507         35,301          51,889
                                              ----------     ----------     ----------     ----------      ----------
         Total Oil and Gas Division           $  152,195     $  180,527     $  135,150     $   83,287      $  110,773

OPERATING PROFIT (in thousands)
Exploration and Production                    $   28,088     $   55,191     $   26,333     $  (23,961)     $    3,245
Natural Gas Marketing                              2,418          3,363          3,415          1,892           1,525
                                              ----------     ----------     ----------     ----------      ----------
         Total Oil and Gas Division           $   30,506     $   58,554     $   29,748     $  (22,069)     $    4,770

OIL PRODUCTION (barrels per day)                   1,921          2,700          2,212          2,214           2,431
Average Oil Price Per Barrel                  $    14.74     $    20.77     $    19.00     $    16.37      $    14.83
Proved Oil Reserves (millions of barrels)            4.8            5.8            6.5            6.3             6.7

NATURAL GAS PRODUCTION (Mcf per day)             117,431        110,859         94,358         72,387          72,953
Average Natural Gas Price Per Mcf             $     2.04     $     2.23     $     1.75     $     1.27      $     1.72
Proved Natural Gas Reserves (Bcf)                    252            263            272            280             291
---------------------------------------------------------------------------------------------------------------------

EXPLORATION The Company participated in drilling 62 (35.7 net) wells during the year, 49 (29.2 net) of which were completed as natural gas producers, four (2.3 net) as oil wells, and nine (4.2 net) as dry holes. Seven (4.8 net) out of the 62 wells were wildcat exploratory wells, four (2.9 net) of which turned out to be dry.

During 1998, the Company had continued success in the Rocky East Prospect and Kiowa Flats Field. Since these discoveries in 1996 and 1997, the Company has participated in 22 (16.8 net) total wells in these areas which have produced approximately 19.3 Bcf net to the Company, and were producing at a combined net rate of over 40,000 Mcf per day at year-end.

The Company has several attractive exploration projects planned for 1999. In addition to an important East Texas Pinnacle Reef well to be completed early in 1999, the Company recently participated in three significant 3-D seismic surveys covering 234 square miles in Texas and Louisiana and invested over $9 million in undeveloped acreage during 1998. After the close of the year, the Company purchased a one-third interest in three, 3-D seismic surveys covering 185 square miles in Jefferson County, Texas.

OUTLOOK The reductions in oil and natural gas prices have caused many companies in the industry to reduce spending plans for the coming year. As other companies cut budgets or sell down their working interest positions, Helmerich & Payne, Inc. will be carefully reviewing ways to use its financial strength to opportunistically purchase available prospects. Using seven exploitation teams specializing in specific geographical regions, the Company will continue to focus on improving its finding cost and reserve growth utilizing the latest in exploration technologies.

REVENUES AND INCOME BY BUSINESS SEGMENTS
================================================================================
HELMERICH & PAYNE, INC.


---------------------------------------------------------------------------------------------
           Years Ended September 30,                 1998            1997            1996
---------------------------------------------------------------------------------------------
                                                                (in thousands)
SALES AND OTHER REVENUES:
     Contract Drilling - Domestic ...........     $  177,059      $  140,294      $  108,336
     Contract Drilling - International ......        253,072         176,651         135,695
                                                  ----------      ----------      ----------
        Total Contract Drilling Division ....        430,131         316,945         244,031
                                                  ----------      ----------      ----------

     Exploration and Production .............         98,696         111,512          76,643
     Natural Gas Marketing ..................         53,499          69,015          58,507
                                                  ----------      ----------      ----------
        Total Oil and Gas Division ..........        152,195         180,527         135,150
                                                  ----------      ----------      ----------

     Real Estate Division ...................          8,922           8,641           8,082
     Investments and Other Income ...........         45,392          11,746           5,992
                                                  ----------      ----------      ----------

Total Revenues ..............................     $  636,640      $  517,859      $  393,255
                                                  ==========      ==========      ==========

OPERATING PROFIT:
     Contract Drilling - Domestic ...........     $   35,817      $   24,437      $   10,066
     Contract Drilling - International ......         50,834          43,118          31,176
                                                  ----------      ----------      ----------
        Total Contract Drilling Division ....         86,651          67,555          41,242
                                                  ----------      ----------      ----------

     Exploration and Production .............         28,088          55,191          26,333
     Natural Gas Marketing ..................          2,418           3,363           3,415
                                                  ----------      ----------      ----------
        Total Oil and Gas Division ..........         30,506          58,554          29,748
                                                  ----------      ----------      ----------

     Real Estate Division ...................          5,371           5,615           5,055
                                                  ----------      ----------      ----------
        Total Operating Profit ..............        122,528         131,724          76,045
                                                  ----------      ----------      ----------

OTHER:
     Miscellaneous operating ................           (927)         (1,269)         (1,663)
     Income from investments ................         44,603          11,437           5,782
     General corporate expense ..............        (11,762)         (9,346)         (9,083)
     Interest expense .......................           (942)         (4,212)           (678)
     Corporate depreciation .................         (1,280)           (919)           (860)
                                                  ----------      ----------      ----------
        Total Other .........................         29,692          (4,309)         (6,502)
                                                  ----------      ----------      ----------

INCOME FROM CONTINUING OPERATIONS
     BEFORE INCOME TAXES AND EQUITY
     IN INCOME OF AFFILIATE .................     $  152,220      $  127,415      $   69,543
                                                  ==========      ==========      ==========


---------------------------------------------------------------------------------------------

Note: This schedule is an integral part of Note 13 (pages 31) of the financial statements that follow.

MANAGEMENT'S DISCUSSION & ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION
================================================================================
HELMERICH & PAYNE, INC.

RISK FACTORS AND FORWARD-LOOKING STATEMENTS

The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere herein. The Company's future operating results may be affected by various trends and factors which are beyond the Company's control. These include, among other factors, fluctuation in oil and natural gas prices, expiration or termination of drilling contracts, currency exchange losses, changes in general economic conditions, rapid or unexpected changes in technology, and uncertain business conditions that affect the Company's business. Accordingly, past results and trends should not be used by investors to anticipate future results or trends.

With the exception of historical information, the matters discussed in Managements's Discussion & Analysis of Results of Operations and Financial Condition includes forward-looking statements. These forward-looking statements are based on various assumptions. The Company cautions that, while it believes such assumptions to be reasonable and makes them in good faith, assumed facts almost always vary from actual results. The differences between assumed facts and actual results can be material. The Company is including this cautionary statement to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by, or on behalf of, the Company. The factors identified in this cautionary statement are important factors (but not necessarily all important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company.

RESULTS OF OPERATIONS

All per share amounts included in the Results of Operations discussion are stated on a diluted basis. Helmerich & Payne, Inc.'s net income for 1998 was $101,154,000 ($2.00 per share), compared with net income of $84,186,000 ($1.67 per share) in 1997, and $72,566,000 ($1.46 per share) in 1996. Included in the Company's net income, but not related to its operations, were after-tax gains from the sale of investment securities of $23,417,000 ($0.46 per share) in 1998, $2,870,000 ($0.06 per share) in 1997, and $346,000 ($0.01 per share) in 1996.
Also included is the Company's portion of income from its equity affiliate, Atwood Oceanics, Inc., which was $0.11 per share in 1998, $0.05 per share in 1997, and $0.03 per share in 1996. Net income in 1998 also included a non-cash charge of $3,356,000 ($0.07 per share) related to the write-down of producing properties in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-

Lived Assets and for Long-Lived Assets to be Disposed Of. Included in 1996 income is a $24,050,000 ($0.49 per share) gain from the sale of the Company's chemical subsidiary, Natural Gas Odorizing, Inc. (NGO).

Consolidated revenues increased to $636,640,000 in 1998, from $517,859,000 in 1997, and $393,255,000 in 1996. The 23 percent increase from 1997 to 1998 was due to higher dayrates and utilization in the contract drilling division and higher capital gains from the sales of equity securities. Significant increases in these areas helped offset lower revenues from the Exploration and Production Division that were due primarily to lower crude oil and natural gas prices. The 32 percent increase from 1996 to 1997 was a result of increased dayrates for contract drilling services and a significant increase in oil and gas revenues due to higher commodity prices and production volumes.

Revenues from investments were $44,603,000 in 1998, $11,437,000 in 1997, and $5,782,000 in 1996. Included in revenues from investments were pre-tax gains from the sale of investment securities of $38,421,000 in 1998, $4,697,000 in 1997, and $566,000 in 1996. Interest income was stable during 1998, 1997, and 1996, but dividend revenue was higher in 1997 due to the addition of Occidental Petroleum Corporation common stock to the investment portfolio.

Costs and expenses in 1998 were $484,420,000, 76 percent of revenues, compared with 75 percent in 1997, and 82 percent in 1996. Operating costs, as a percentage of operating revenues, were 58 percent in 1998, 55 percent in 1997, and 59 percent in 1996.

General and administrative expenses increased by 26 percent to $11,762,000 in 1998, compared with $9,346,000 in 1997, and $9,083,000 in 1996. Higher overall payroll costs and additional information technology staffing were primary reasons for the increase. Income tax expense, as a percentage of pre-tax income, was 37 percent in 1998, 36 percent in 1997, and 37 percent in 1996.

CONTRACT DRILLING DIVISION revenues increased by 36 percent from 1997 to 1998, and by 30 percent from 1996 to 1997. Total operating profit rose by 28 percent over last year to $86,651,000 in 1998, compared with $67,555,000 in 1997, and $41,242,000 in 1996. Domestic drilling operating profit increased to $35,817,000 in 1998, from $24,437,000 in 1997, and $10,066,000 in 1996. Domestic Contract
Drilling revenues and operating profit for both 1998 and 1997 increased, due to improved dayrates from both land and offshore rig operations and higher utilization of the offshore platform rigs. Rig utilization for the U.S. land fleet was 94 percent in 1998, 99 percent in 1997, and 88 percent in 1996. Domestic platform rig utilization was 99 percent in 1998, 63 percent in 1997, and 70 percent in 1996. Revenue and operating profit for domestic operations will most likely be lower in 1999 due to lower day rates and utilization.

International revenues climbed to $253,072,000 in 1998, from $176,651,000 in 1997, and $135,695,000 in 1996. Operating profit for the international contract drilling sector improved by 18 percent over last year to $50,834,000 in 1998, compared with $43,118,000 in 1997, and $31,176,000 for 1996. Revenues and
operating profit increased significantly during 1998 due to additional rigs and increased dayrates in Venezuela, Ecuador, Peru, and Bolivia. Increases were particularly dramatic in Venezuela where the Company's offshore platform Rig 91 commenced work offshore Venezuela early in the year. Higher dayrates for the Company's land rigs in Venezuela had also been instituted during 1997 and helped move revenues and earnings up during the early part of 1998. However, as crude oil prices declined, rig activity and profitability in Venezuela declined rapidly during the last half of 1998. Increases in revenues and operating profit during 1997 were primarily due to a full year of activity for three additional rigs sent to Venezuela in 1996, increased dayrates in Venezuela and Colombia, and increased activity in Ecuador. It is anticipated that during 1999, international revenues and operating profit will be down substantially compared with 1998, because of dramatic reductions in rig utilization and dayrates, particularly in Venezuela and Colombia. Those declines should be partially offset by new rigs and contracts in Bolivia and Argentina, that should be active through most of 1999.

The Company has international operations in several South American countries. With the exception of Venezuela, the Company's exposure to currency valuation losses is immaterial due to the fact that virtually all billings and payments are in U.S. dollars. In Venezuela, approximately 60 percent of the Company's billings are in U.S. dollars and 40 percent are in bolivars, the local currency. As a result, the Company is exposed to risks of currency devaluation in Venezuela because of the bolivar denominated receivables. During 1998, the Company experienced a loss of $2,204,000 due to devaluation of the bolivar, compared with a $579,000 loss in 1997, and a $602,000 currency exchange gain in 1996. The Company anticipates additional devaluation losses in Venezuela during 1999, but it is unable to predict the extent of either the devaluation, or its financial impact. Should Venezuela experience a 25 to 50 percent devaluation, Company losses could range from approximately $1,500,000 to $2,700,000. These estimates were calculated by applying assumed devalvation to a pro forma Balance Sheet for the Company's Venezuelan subsidiary.

EXPLORATION & PRODUCTION



                                                   1998            1997            1996
------------------------------------------------------------------------------------------
Revenues (in 000's) ......................     $    98,696     $   111,512     $    76,643
Operating Profit (in 000's) ..............     $    28,088     $    55,191     $    26,333
Natural Gas Production (mmcf per day) ....           117.4           110.9            94.4
Average Natural Gas Price (per mcf) ......     $      2.04     $      2.23     $      1.75
Crude Oil Production (barrels per day) ...           1,921           2,700           2,212
Average Crude Oil Price (per barrel) .....     $     14.74     $     20.77     $     19.00

Exploration and Production revenues and operating profit for 1998 declined from 1997 as natural gas and crude oil prices fell. Crude oil production also decreased substantially due to the sale of the Company's Austin Chalk production early in the first quarter. During 1998, the Company recorded increases in its geophysical expenses, dry hole charges, and reserve for capitalized costs of undeveloped leases. Additionally, the Company incurred a $3,356,000 after-tax charge as required by FAS 121 related to specific oil and gas properties. A similar charge of $662,000 was incurred during 1996, while no such write-down was incurred during 1997. During 1997, dry hole expenses and abandonment charges were lower than either 1998 or 1996. The combination of high commodity prices and production volumes, and lower costs resulted in a substantial operating income increase for 1997.

The Company anticipates that revenues and operating profit will be impacted by commodity price volatility. To date, projected commodity prices for the remainder of 1999 are substantially below those prices averaged for 1998. Therefore, it is likely that the Company's operating profit for the coming year will be less than 1998, unless the Company experiences substantially lower costs and expenses than in the previous year, or production volume increases offset lower commodity prices.

In 1997, the Company recorded a one-time net income reduction as a result of a Federal Energy Regulatory Commission (FERC) order which requires certain Kansas producers of natural gas to make certain refunds of ad valorem tax reimbursement, with interest, for tax bills rendered between October 4, 1983, and June 28, 1988. The Company's total pre-tax adjustment of $6,700,000 includes a reduction of exploration and production revenues of $2,700,000 and $4,000,000 of interest charges.

The Company's natural gas marketing subsidiary, Helmerich & Payne Energy Services, Inc. (HPESI), derives most of its revenues from selling natural gas produced by other unaffiliated companies. Total gas marketing revenues were $53,499,000 in 1998, $69,015,000 in 1997, and $58,507,000 in 1996. Operating
profit was $2,418,000 in 1998, $3,363,000 in 1997, and $3,415,000 in 1996.
Additionally, the Company sells most of its own natural gas production through HPESI, at variable prices based on industry pricing publications or exchange quotations. However, sales revenues for the Company's own natural gas production are reported by the Oil and Gas Division. HPESI sells most of its natural gas with monthly or daily contracts tied to industry market indices, such as inside FERC. The Company, through HPESI, has natural gas delivery commitments for periods of less than a year for approximately 40 percent of its total natural gas production. At times HPESI may enter into fixed price natural gas sales contracts on a small portion (less than 10 percent) of its natural gas sales portfolio for periods of less than six months to guarantee a certain price. No such fixed price contracts existed at September 30, 1998.

REAL ESTATE DIVISION revenues totaled $8,922,000 for 1998, $8,641,000 for 1997, and $8,082,000 for 1996. The general economy in Tulsa continued to be strong, thereby helping boost the occupancy rates, revenues and operating profit. Revenues and operating profit for 1997 also reflected the sale of a small parcel of land for a gain of $400,000. No material changes are anticipated in the Real Estate Division in 1999.

YEAR 2000 COMPLIANCE

Readers are cautioned that forward-looking statements contained in the following Year 2000 discussion should be read in conjunction with the Company's disclosures under the heading: "RISK FACTORS AND FORWARD-LOOKING STATEMENTS" (page 10). This discussion shall constitute the Company's "Year 2000 Readiness Disclosure" within the meaning of the Year 2000 Information and Readiness Act.

THE COMPANY'S STATE OF READINESS

The Company has undertaken various initiatives in an attempt to ensure that its hardware, software and equipment will function properly with respect to dates before and after January 1, 2000. For this purpose, the phrase "hardware, software and equipment" includes systems that are commonly thought of as Information Technology ("IT") systems, as well as those Non-Information Technology ("Non-IT") systems and equipment which include embedded technology. IT systems include computer hardware and software, and other related systems. Non-IT systems include certain oil and gas drilling and production equipment, security systems and other miscellaneous systems. The Non-IT systems present the greatest compliance challenge since identification of embedded technology is difficult and because the Company is, to a great extent, reliant on third parties for Non-IT compliance.

The Company has formed a Year 2000 ("Y2K") Project team which is chaired by the Director of IT. The team includes IT staff, corporate staff and representatives from the Company's business units. The Company has organized its compliance efforts into a four-phase approach as follows:

Phase 1: Identification - Identify and inventory material components of Company operations and systems which may be affected.

Phase 2: Assessment - Determine which hardware, software and equipment must be modified, upgraded or replaced.

Phase 3: Remediation - Modify, upgrade or replace non-compliant hardware, software and equipment.

Phase 4: Testing - Fully test all IT systems which are material to the Company's operations. Selectively test those Non-IT systems and equipment which are material to the Company's operations.

For the purposes of the Y2K Project material items are those items the Company believes to have a risk involving safety of individuals, damage to the environment, material effect on revenues or material damage to property.

The following represents the status of the Company's IT and Non-IT Y2K
Compliance:



                                                  STATUS OF                  TARGET FOR
IT                                               COMPLETION                  COMPLETION


o    Core accounting and operational           Phases 1, 2 & 3                March 1999
     (mainframe) systems                       Complete; 4 in
                                               Progress

o    Human Resources & Payroll Systems         Phases 1, 2 & 3                March 1999
                                               Complete; 4 in
                                               Progress

o    Network                                   Completed

o    Desktop Computer Hardware                 Phases 1 & 2                   March 1999
                                               Complete; 3 in
                                               Progress

o    Standard Company Desktop                  Phases 1 & 2                   March 1999
     Computer Software                         Complete; 3 in
                                               Progress

o    Business Unit User Software               Phase 1 in Progress         September 1999

NON-IT

o    Systems and Equipment                     Phases 1 & 2 in             September 1999
                                               Progress


As reflected in the above table, the Company is in the process of identifying embedded technology and determining the extent to which such technology is Y2K compliant. As part of this process, the Company has mailed letters to its significant vendors and service providers to confirm that the products and services purchased from or by such entities are Y2K compliant. Also, the Company is in the process of obtaining information from significant customers regarding the extent to which Y2K issues may affect the amount of business the Company currently conducts with such customers. As of December 15, 1998, the Company had received responses from approximately 32 percent of such vendors and service providers. Approximately 70 percent of the vendors and service providers contacted have provided written assurances that they expect to be Y2K compliant on a timely basis. A follow-up mailing to significant vendors and services providers that did not initially respond, or whose responses were deemed unsatisfactory, will be completed by December 31, 1998. As a result of these activities, the Company expects discussions will be conducted with such vendors and service providers to determine the most effective solutions to Y2K compliance issues.

THE COST TO ADDRESS Y2K ISSUES

The Company believes that the cost of its Y2K Project should not exceed $1,000,000, including costs of employees working on the Y2K Project. Costs incurred for new software and hardware purchases are being capitalized, and other costs are being expensed as incurred. The costs relating to the Company's Y2K Project are paid from the Company's general funds. To date, the Company has incurred Y2K Project costs of approximately $500,000. This expenditure mainly relates to repair, upgrading and replacement of existing software and hardware, and solicitation and evaluation of information received from significant vendors, service providers, or customers. The $1,000,000 figure does not include the costs of independent Y2K consultants. The Company has not determined whether it will engage independent Y2K consultants. The cost of such consultants would not be material to the Company.

THE COMPANY'S CONTINGENCY PLAN

The Company is in the process of developing its contingency plans on a business unit and departmental basis. These plans are expected to be complete by April 1, 1999. These contingency plans will include, but will not be limited to: development of backup and recovery procedures for IT Systems; remediation of existing systems or equipment; installation of new systems or equipment; stockpiling of Y2K compliant goods and supplies; stockpiling old equipment which does not contain embedded technology; replacement of current services with temporary manual processes; finding non-technological alternatives or sources for information; or identification of alternative suppliers or outsourcing subcontractors who stand ready to receive or provide material goods, equipment and services as part of its contingency plan. The Company has engaged a computer recovery services contractor as a potential source of auxiliary computer systems.

THE RISKS OF THE COMPANY'S Y2K ISSUES

The Company is in the process of completing an analysis of the operational problems and costs (including loss of revenues) that would be reasonably likely to result from the failure by the Company or certain third parties to complete efforts necessary to achieve Y2K compliance on a timely basis. The Company presently believes that the Y2K issue will not pose significant operational problems for the Company. However, if all significant Y2K issues are not properly identified, or assessment, remediation and testing are not effected timely, there can be no assurance that Y2K issues will not materially and adversely impact the Company's results of operations, liquidity and financial condition or materially and adversely affect the Company's relationships with customers, vendors, or others. Additionally, there can be no assurance that the lack of Y2K compliance by other entities will not have a material and adverse impact on the Company's operations or financial condition.

The preceding Y2K disclosure is based upon certain forward-looking information including, but not limited to, the dates on which the Company believes that various phases of the Y2K Project will be completed. This forward-looking information is based on Management's good faith estimates. These estimates were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third-party plans and other factors. However, there can be no guarantee that these estimates will be achieved, or that there will not be a delay in, or increased costs associated with, the implementation of the Y2K Project. Specific factors that might cause differences between the estimates and actual results include, but are not limited to, the availability and cost of personnel trained in these areas, the ability to locate and correct all relevant computer code, timely responses to and corrections by third-parties and suppliers, the ability to implement interfaces between the new systems and the systems not being replaced, and similar uncertainties. Due to the general uncertainty inherent in Y2K issues, including the uncertainty of third party Y2K compliance, the Company cannot ensure its ability to timely and cost-effectively resolve problems associated with Y2K issues that may affect its operations and business, or expose it to third-party liability.

LIQUIDITY AND CAPITAL RESOURCES

In response to improved industry conditions in 1997 and early 1998, the Company increased its capital expenditures to a total of $266,299,000 in 1998, from $161,177,000 in 1997, and $109,985,000 in 1996. Net cash provided from operating activities for those same time periods were $113,533,000 in 1998, $165,568,000 in 1997, and $124,923,000 in 1996. In addition to the net cash provided by operating activities, the Company also generated net proceeds from the sale of portfolio securities of $73,949,000 in 1998, $8,557,000 in 1997, and $619,000 in
1996. In June 1998, the board of directors authorized the Company to repurchase up to 2,000,000 shares of its own stock during a period of one year. A total of 999,100 shares were repurchased in 1998 at a total cost of $19,112,000. During 1998, the Company paid a dividend of $0.275 per share, or a total of $13,802,000, representing the 27th consecutive year of dividend increases.

Due to the need for additional funds resulting from a reduction in operating cash flow, a significant increase in capital expenditures, and the stock buyback program, the Company increased its available short-term lines of credit and obtained long-term financing. On September 30, 1998, the Company had $94.8 million in short-term debt borrowings, which had a weighted average maturity of 16 days and a weighted average interest rate of approximately 6 percent. As described in Note 2 of Notes to Consolidated Financial Statements, in October 1998, the Company obtained an additional $50 million in long-term debt proceeds which was used to pay off short-term borrowings at September 30, 1998. The $50 million of long-term debt matures in October 2003. The interest rate on this debt fluctuates based on 30-day London Interbank Offered Rate (LIBOR), however, simultaneous to receiving the $50 million in long-term debt proceeds the Company entered into a $50 million interest rate swap agreement with a major national bank. The swap effectively fixes the interest rate on this facility at 5.38% for the entire 5 year term of the note. The Company's interest rate risk exposure results predominately from fluctuations, relative to its short-term bank facilities, in short-term interest rates as measured by the 30-day LIBOR. The Company generally borrows for 30-day time periods, and can fix its interest rate for 30-day increments at spreads ranging from 35 to 45 basis points over LIBOR. Even with the additional borrowings, the Company's balance sheet is strong. Current ratios for 1998 and 1997 are 1.5 and 1.7, respectively. Total bank borrowings to total assets were nine percent in 1998, and less than one percent in 1997. Additionally, the Company manages a large portfolio of marketable securities that, at the close of 1998, had a market value of $227,415,000, with a cost basis of $112,192,000. The portfolio, heavily weighted in energy stocks, is subject to fluctuation in the market and may vary considerably over time. The portfolio is marked to market on the Company's balance sheet for each reporting period.

Capital expenditures budgeted for 1999 are significantly less than those incurred during 1998. The dramatic reduction in crude oil prices and the softness in natural gas prices have caused an overall reduction in planned capital projects by the Company's contract drilling customers. As a result, there are far fewer projects contemplated for 1999. Although budgeted capital expenditures have been cut back dramatically for 1999, the Company has substantial additional borrowing capacity and could liquidate positions in its portfolio of equity securities should additional funds be needed.




-------------------------------------------------------------------------------------------
STOCK PORTFOLIO HELD BY THE COMPANY
-------------------------------------------------------------------------------------------
                                                 Number of
                      September 30, 1998          Shares        Book Value    Market Value
-------------------------------------------------------------------------------------------
                                                   (in thousands,except share amounts)
Occidental Petroleum Corporation .......        1,000,000     $     23,775     $     21,500
Atwood Oceanics, Inc. ..................        3,000,000           35,422           62,437
Schlumberger, Ltd. .....................        1,480,000           23,511           75,295
SUNOCO, Inc. ...........................          312,546            3,192           10,001
Phillips Petroleum Company .............          240,000            5,976           10,830
BANC ONE CORPORATION ...................          200,000            2,250            8,488
Oryx Energy Company ....................          500,000            4,899            6,469
ONEOK, Inc. ............................          225,000            2,751            7,650
Other ..................................                            10,416           24,745
                                                              ------------     ------------
            Total ......................                      $    112,192     $    227,415
                                                              ============     ============

CONSOLIDATED STATEMENTS OF INCOME
================================================================================
HELMERICH & PAYNE, INC.


-----------------------------------------------------------------------------------------------
                           Years Ended September 30,      1998           1997          1996
-----------------------------------------------------------------------------------------------
                                                                   (in thousands,
                                                               except per share amounts)
REVENUES:

    Sales and other operating revenues ...........     $  592,037     $  506,422     $  387,473
    Income from investments ......................         44,603         11,437          5,782
                                                       ----------     ----------     ----------
                                                          636,640        517,859        393,255
                                                       ----------     ----------     ----------

COSTS AND EXPENSES:
    Operating costs ..............................        346,066        276,094        229,584
    Depreciation, depletion and amortization .....         88,350         71,691         59,442
    Dry holes and abandonments ...................         11,572          7,783          7,986
    Taxes, other than income taxes ...............         25,728         21,318         16,939
    General and administrative ...................         11,762          9,346          9,083
    Interest .....................................            942          4,212            678
                                                       ----------     ----------     ----------
                                                          484,420        390,444        323,712
                                                       ----------     ----------     ----------

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME
    TAXES AND EQUITY IN INCOME OF AFFILIATE ......        152,220        127,415         69,543

INCOME TAX EXPENSE ...............................         56,677         45,511         25,803

EQUITY IN INCOME OF AFFILIATE
    net of income taxes ..........................          5,611          2,282          1,686
                                                       ----------     ----------     ----------
INCOME FROM CONTINUING OPERATIONS ................        101,154         84,186         45,426

INCOME FROM DISCONTINUED OPERATIONS ..............             --             --          3,090
GAIN ON SALE OF DISCONTINUED OPERATIONS ..........             --             --         24,050
                                                       ----------     ----------     ----------
NET INCOME .......................................     $  101,154     $   84,186     $   72,566
                                                       ==========     ==========     ==========

BASIC EARNINGS PER COMMON SHARE:
    INCOME FROM CONTINUING OPERATIONS ............     $     2.03     $     1.69     $      .92
    INCOME FROM DISCONTINUED OPERATIONS ..........             --             --            .06
    GAIN ON SALE OF DISCONTINUED OPERATIONS ......             --             --            .49
                                                       ----------     ----------     ----------
NET INCOME .......................................     $     2.03     $     1.69     $     1.47
                                                       ==========     ==========     ==========
DILUTED EARNINGS PER COMMON SHARE:
    INCOME FROM CONTINUING OPERATIONS ............     $     2.00     $     1.67     $      .91
    INCOME FROM DISCONTINUED OPERATIONS ..........             --             --            .06
    GAIN ON SALE OF DISCONTINUED OPERATIONS ......             --             --            .49
                                                       ----------     ----------     ----------
NET INCOME .......................................     $     2.00     $     1.67     $     1.46
                                                       ==========     ==========     ==========


-----------------------------------------------------------------------------------------------



Note: Per share amounts reflect the effect of the December 3, 1997 two-for-one common stock split and distribution (see Note 4) and the adoption of SFAS No. 128, "Earnings Per Share" (see Note 1). The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
================================================================================
HELMERICH & PAYNE, INC.



ASSETS
--------------------------------------------------------------------------------------------------------
                                                        September 30,          1998             1997
--------------------------------------------------------------------------------------------------------
                                                                                   (in thousands)



CURRENT ASSETS:


    Cash and cash equivalents ........................................     $     24,476     $     27,963
    Short-term investments ...........................................              262            1,318
    Accounts receivable, less reserve of $1,908 and $1,308 ...........          119,395           98,697
    Inventories ......................................................           25,401           19,639
    Prepaid expenses and other .......................................           14,811           10,387
                                                                           ------------     ------------
        Total current assets .........................................          184,345          158,004
                                                                           ------------     ------------


INVESTMENTS ..........................................................          200,400          323,510
                                                                           ------------     ------------



PROPERTY, PLANT AND EQUIPMENT, at cost:


    Contract drilling equipment ......................................          829,217          643,619
    Oil and gas properties ...........................................          435,747          409,921
    Real estate properties ...........................................           48,451           47,682
    Other ............................................................           65,120           59,659
                                                                           ------------     ------------
                                                                              1,378,535        1,160,881
    Less--Accumulated depreciation, depletion and amortization .......          686,164          621,856
                                                                           ------------     ------------
        Net property, plant and equipment ............................          692,371          539,025
                                                                           ------------     ------------

OTHER ASSETS .........................................................           13,314           13,056
                                                                           ------------     ------------


TOTAL ASSETS .........................................................     $  1,090,430     $  1,033,595
                                                                           ============     ============



--------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these statements.


LIABILITIES AND SHAREHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------------
                                                                             September 30,          1998             1997
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                        (in thousands)

CURRENT LIABILITIES:

    Accounts payable .......................................................................     $    41,851      $    42,642
    Accrued liabilities ....................................................................          38,833           47,525
    Notes payable ..........................................................................          44,800            5,000
                                                                                                 -----------      -----------
          Total current liabilities ........................................................         125,484           95,167
                                                                                                 -----------      -----------



NONCURRENT LIABILITIES:

    Long-term notes payable ................................................................          50,000               --
    Deferred income taxes ..................................................................         103,469          141,331
    Other ..................................................................................          18,329           16,517
                                                                                                 -----------      -----------
          Total noncurrent liabilities .....................................................         171,798          157,848
                                                                                                 -----------      -----------



SHAREHOLDERS' EQUITY:

    Common stock, $.10 par value, 80,000,000 shares authorized,
        53,528,952 shares issued ...........................................................           5,353            5,353
    Preferred stock, no par value, 1,000,000 shares authorized,
        no shares issued....................................................................              --               --
    Additional paid-in capital .............................................................          59,004           51,316
    Retained earnings ......................................................................         716,875          629,562
    Unearned compensation ..................................................................          (5,605)              --
    Net unrealized holding gains ...........................................................          54,689          114,454
                                                                                                 -----------      -----------
                                                                                                     830,316          800,685
    Less treasury stock, 4,146,120 shares in 1998 and 3,500,698 shares in 1997, at cost ....          37,168           20,105
                                                                                                 -----------      -----------
          Total shareholders' equity .......................................................         793,148          780,580
                                                                                                 -----------      -----------




TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .................................................     $ 1,090,430      $ 1,033,595
                                                                                                 ===========      ===========

-----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
================================================================================
HELMERICH & PAYNE, INC.

                                                                                          Net
                                                    Common Stock        Additional     Unrealized
                                                 ------------------      Paid-in         Holding
                                                 Shares      Amount      Capital          Gains
---------------------------------------------------------------------------------------------------
                                                     (in thousands, except per share amounts)

Balance, September 30, 1995 ............        53,529     $   5,353     $  45,760      $  38,004
  Change in net unrealized holding
   gains, net of income
   tax of $11,367 ......................            --            --            --         18,546
Cash dividends ($.255 per share) .......            --            --            --             --
Exercise of stock options ..............            --            --         2,197             --
Lapse of restrictions on
   Restricted Stock Awards .............            --            --           (61)            --
Forfeiture of Restricted Stock Award ...            --            --          (162)            --
Amortization of deferred
   compensation ........................            --            --            --             --
Net income .............................            --            --            --             --
                                             ---------     ---------     ---------      ---------
Balance, September 30, 1996 ............        53,529         5,353        47,734         56,550
Change in net unrealized holding
   gains, net of income tax
   of $35,490 ..........................            --            --            --         57,904
Cash dividends ($.26 per share) ........            --            --            --             --
Exercise of stock options ..............            --            --         3,306             --
Lapse of restrictions on
   Restricted Stock Awards .............            --            --           276             --
Amortization of deferred
   compensation ........................            --            --            --             --
Net income .............................            --            --            --             --
                                             ---------     ---------     ---------      ---------
Balance, September 30, 1997 ............        53,529         5,353        51,316        114,454
Change in net unrealized holding
   gains, net of income taxes
  of $(36,631) ........................             --            --            --        (59,765)
Cash dividends ($.275 per share) .......            --            --            --             --
Exercise of stock options ..............            --            --         1,833             --
Purchase of stock for treasury .........            --            --            --             --
Stock issued under
   Restricted Stock Award Plan .........            --            --         5,757             --
Lapse of restrictions on
   Restricted Stock Awards .............            --            --            98             --
Amortization of deferred
   compensation ........................            --            --            --             --
Net income .............................            --            --            --             --
                                             ---------     ---------     ---------      ---------
Balance, September 30, 1998 ............        53,529     $   5,353     $  59,004      $  54,689
                                             =========     =========     =========      =========

                                                                                Treasury Stock
                                              Unearned      Retained         ---------------------
                                            Compensation    Earnings         Shares         Amount
---------------------------------------------------------------------------------------------------
                                                     (in thousands, except per share amounts)
Balance, September 30, 1995 ............     $      --      $ 495,692          4,000      $ (22,374)
  Change in net unrealized holding
   gains, net of income
   tax of $11,367 ......................            --             --             --             --
Cash dividends ($.255 per share) .......            --        (12,670)            --             --
Exercise of stock options ..............            --             --           (262)         1,274
Lapse of restrictions on
   Restricted Stock Awards .............            --             --             --             --
Forfeiture of Restricted Stock Award ...            --            272             20           (110)
Amortization of deferred
   compensation ........................            --          1,683             --             --
Net income .............................            --         72,566             --             --
                                             ---------      ---------      ---------      ---------

Balance, September 30, 1996 ............            --        557,543          3,758        (21,210)
Change in net unrealized holding
   gains, net of income tax
   of $35,490 ..........................            --             --             --             --
Cash dividends ($.26 per share) ........            --        (12,987)            --             --
Exercise of stock options ..............            --             --           (257)         1,105
Lapse of restrictions on
   Restricted Stock Awards .............            --             --             --             --
Amortization of deferred
   compensation ........................            --            820             --             --
Net income .............................            --         84,186             --             --
                                             ---------      ---------      ---------      ---------
Balance, September 30, 1997 ............            --        629,562          3,501        (20,105)
Change in net unrealized holding
   gains, net of income taxes
   of $(36,631) ........................            --             --             --             --
Cash dividends ($.275 per share) .......            --        (14,007)            --             --
Exercise of stock options ..............            --             --           (174)         1,015
Purchase of stock for treasury .........            --             --            999        (19,112)
Stock issued under
   Restricted Stock Award Plan .........        (6,791)            --           (180)         1,034
Lapse of restrictions on
   Restricted Stock Awards .............            --             --             --             --
Amortization of deferred
   compensation ........................         1,186            166             --             --
Net income .............................            --        101,154             --             --
                                             ---------      ---------      ---------      ---------
Balance, September 30, 1998 ............     $  (5,605)     $ 716,875          4,146      $ (37,168)
                                             =========      =========      =========      =========



----------------------------------------------------------------------------------------------------

Note: Share and per share amounts reflect the effect of the December 3, 1997 two-for-one common stock split and distribution (see Note 4). The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
================================================================================
HELMERICH & PAYNE, INC.



-------------------------------------------------------------------------------------------------------------------
                                            Years Ended September 30,         1998           1997           1996
-------------------------------------------------------------------------------------------------------------------
                                                                                        (in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income ........................................................     $ 101,154      $  84,186      $  72,566
   Adjustments to reconcile net income to net
     cash provided by operating activities:
        Depreciation, depletion and amortization .....................        88,350         71,691         59,442
        Dry holes and abandonments ...................................        11,572          7,783          7,986
        Equity in income of affiliate before income taxes ............        (9,050)        (3,680)        (2,720)
        Amortization of deferred compensation ........................         1,352            820          1,683
        Gain on sale of securities ...................................       (38,421)        (4,697)          (566)
        Loss (gain) on sale of property, plant and equipment .........        (2,951)        (4,545)           303
        Discontinued operations ......................................            --             --        (27,140)
        Other - net ..................................................           974          1,897            473
        Change in assets and liabilities:
           Accounts receivable .......................................       (20,698)       (23,323)       (18,340)
           Inventories ...............................................        (5,762)        (2,724)         2,435
           Prepaid expenses and other ................................        (4,682)        (5,020)         1,706
           Accounts payable ..........................................          (194)        18,619         (1,115)
           Accrued liabilities .......................................        (8,692)        15,582         14,237
           Deferred income taxes .....................................        (1,231)         7,506          6,668
           Other noncurrent liabilities ..............................         1,812          1,473          3,802
                                                                           ---------      ---------      ---------
           Total adjustments .........................................        12,379         81,382         48,854
                                                                           ---------      ---------      ---------
              Net cash provided by continuing activities .............       113,533        165,568        121,420
              Net cash provided by discontinued operations ...........            --             --          3,503
                                                                           ---------      ---------      ---------
              Net cash provided by operating activities ..............       113,533        165,568        124,923
                                                                           ---------      ---------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures, including dry hole costs ....................      (266,299)      (161,177)      (109,985)
   Proceeds from sale of property, plant and equipment ...............        15,414          9,432          3,987
   Purchase of investments ...........................................            --         (1,091)        (1,196)
   Proceeds from sale of securities ..................................        73,949          8,557            619
   Discontinued operations ...........................................            --             --         (2,746)
   Purchase of short-term investments ................................            --           (313)            --
   Proceeds from sale of short-term investments ......................         1,056             --          7,984
                                                                           ---------      ---------      ---------
              Net cash used in investing activities ..................      (175,880)      (144,592)      (101,337)
                                                                           ---------      ---------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from notes payable .......................................       169,800         34,000         35,000
   Payments made on notes payable ....................................       (80,000)       (34,000)       (51,700)
   Dividends paid ....................................................       (13,802)       (12,970)       (12,530)
   Purchases of stock for treasury ...................................       (19,112)            --             --
   Proceeds from exercise of stock options ...........................         1,974          3,065          2,993
                                                                           ---------      ---------      ---------
              Net cash provided by (used in) financing activities ....        58,860         (9,905)       (26,237)
                                                                           ---------      ---------      ---------
NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS ..........................................................        (3,487)        11,071         (2,651)
CASH AND CASH EQUIVALENTS, beginning of period .......................        27,963         16,892         19,543
                                                                           ---------      ---------      ---------

CASH AND CASH EQUIVALENTS, end of period .............................     $  24,476      $  27,963      $  16,892
                                                                           =========      =========      =========



The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
HELMERICH & PAYNE, INC.                         September 30, 1998,1997 and 1996


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


TRANSLATION OF FOREIGN CURRENCIES -

The Company has determined that the functional currency for its foreign subsidiaries is the U.S. dollar. The foreign currency transaction loss for 1998 and 1997 was $1,953,000 and $452,000, respectively, with a gain for 1996 of $764,000.


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

In accordance with Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the Company recognizes impairment losses for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the carrying amount of the asset. In 1998, the Company recognized an impairment charge of approximately $5.4 million for proved Exploration and Production properties which is included in depreciation, depletion and amortization expense. After-tax, the impairment charge reduced 1998 net income by approximately $3.4 million, $0.07 per share on a diluted basis. The Company evaluates impairment of exploration and production assets on a field by field basis. Fair value on all long- lived assets are based on discounted future cash flows or information provided by sales and purchases of similar assets.

Substantially all property, plant and equipment other than oil and gas properties is depreciated using the straight-line method based on the following estimated useful lives:


----------------------------------------------------------------
                                                           YEARS
----------------------------------------------------------------
Contract drilling equipment...........................     4-10
Real estate buildings and equipment...................    10-50
Other.................................................     3-33
----------------------------------------------------------------

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

Investments in companies owned from 20 to 50 percent are accounted for using the equity method with the Company recognizing its proportionate share of the income or loss of each investee. The Company owned 22 percent and 23.6 percent of Atwood Oceanics, Inc. (Atwood) at September 30, 1998 and 1997, respectively. In fiscal 1998, the Company sold 200,000 shares of Atwood for a sales price of approximately $11.0 million and realized a pre-tax gain of $8.6 million. The quoted market value of the Company's investment was $62,437,500 and $180,200,000 at September 30, 1998 and 1997, respectively. Retained earnings at September 30, 1998 includes approximately $15,141,000 of undistributed earnings of Atwood.

Summarized financial information of Atwood is as follows:


-----------------------------------------------------------------------------------------------
                                                          1998           1997           1996
-----------------------------------------------------------------------------------------------
                                                                    (in thousands)
Gross revenues ...................................     $  151,809     $   89,082     $   84,760
Costs and expenses ...............................        112,445         73,463         73,392
                                                       ----------     ----------     ----------
Net income .......................................     $   39,364     $   15,619     $   11,368
                                                       ==========     ==========     ==========

Helmerich & Payne, Inc.'s equity in net income,
      net of income taxes ........................     $    5,611     $    2,282     $    1,686
                                                       ==========     ==========     ==========
Current assets ...................................     $   51,587     $   47,961     $   44,170
Noncurrent assets ................................        230,150        168,279        115,139
Current liabilities ..............................         26,723         19,621         18,019
Noncurrent liabilities ...........................         91,248         73,930         35,736
Shareholders' equity .............................        163,766        122,689        105,554
                                                       ==========     ==========     ==========
Helmerich & Payne, Inc.'s investment .............     $   35,422     $   28,895     $   25,215
                                                       ==========     ==========     ==========

-----------------------------------------------------------------------------------------------

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

EARNINGS PER SHARE -

Basic earnings per share is based on the weighted-average number of common shares outstanding during the period. Diluted earnings per share includes the dilutive effect of stock options and restricted stock. The earnings per share amounts and the number of shares for 1997 and 1996 have been restated to reflect the adoption of Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share" (see Note 5).

DERIVATIVES -

The Company did not utilize financial or commodity derivative instruments to hedge its market risks, prior to fiscal 1999. As described in Note 2, the Company entered into an interest rate swap agreement in October 1998. This agreement involves the exchange of an amount based on a fixed interest rate for an amount based on a variable interest rate without an exchange of the notional amount upon which the payments are based. The difference to be paid or received will be accrued and recognized as an adjustment of interest expense beginning in fiscal 1999. Gains and losses from termination of interest rate swap agreements are deferred and amortized as an adjustment to interest expense over the original term of the terminated swap agreement.

--------------------------------------------------------------------------------
NOTE 2   NOTES PAYABLE AND LONG-TERM DEBT
--------------------------------------------------------------------------------

At September 30, 1998, the Company had committed bank lines totaling $80 million; $20 million may be borrowed through February 1999, $50 million may be borrowed through May 1999, and $10 million may be borrowed through May 2000. Additionally, the Company had uncommitted credit facilities totaling $38 million. Collectively, the Company had $94.8 million in outstanding borrowings and outstanding letters of credit totaling $8.2 million against these lines at September 30, 1998. The average rate on the borrowings at September 30, 1998, was approximately 6 percent. Under the line of credit agreements the Company must meet certain requirements regarding levels of debt, net worth and earnings.

In October 1998, the Company obtained an additional $50 million committed facility which matures in October 2003 and bears interest based on a spread over LIBOR. The Company borrowed $50 million which was used to pay a portion of the debt outstanding at September 30, 1998. Based on the Company's ability and intent to refinance a portion of its current borrowings on a long-term basis, the Company reclassified $50 million of the $94.8 million in borrowings to long-term debt on its September 30, 1998, balance sheet representing the Company's fully drawn position on the new facility. Concurrent with the $50 million borrowing, the Company entered into a 5-year interest rate swap with a notional value of $50 million to convert the $50 million floating rate facility to a fixed effective rate of 5.38 percent. The interest rate swap closely correlates with the terms and maturity of the $50 million facility.

In October 1998, the Company obtained an additional $25 million uncommitted facility which expires in April 1999. At the end of October 1998, the Company had utilized $5 million of this facility.

--------------------------------------------------------------------------------
NOTE 3 INCOME TAXES
--------------------------------------------------------------------------------

The components of the provision (credit) for income taxes from continuing operations are as follows:


-------------------------------------------------------------------------------------------
                  Years Ended September 30,          1998           1997            1996
-------------------------------------------------------------------------------------------
(in thousands)

CURRENT:
     Federal ................................     $   36,705      $   18,582     $    8,909
     Foreign ................................         18,728          17,214         11,037
     State ..................................          4,751           2,190          1,050
                                                  ----------      ----------     ----------
                                                      60,184          37,986         20,996
                                                  ----------      ----------     ----------
DEFERRED:
     Federal ................................         (4,108)          6,349          3,757
     Foreign ................................            927             603            725
     State ..................................           (326)            573            325
                                                  ----------      ----------     ----------
                                                      (3,507)          7,525          4,807
                                                  ----------      ----------     ----------
TOTAL PROVISION: ............................     $   56,677      $   45,511     $   25,803
                                                  ==========      ==========     ==========




The amounts of domestic and foreign income are as follows:


---------------------------------------------------------------------------------------------
                           Years Ended September 30,      1998          1997          1996
---------------------------------------------------------------------------------------------
                                                                   (in thousands)

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME
   TAXES AND EQUITY IN INCOME OF AFFILIATE:
     Domestic ....................................     $ 106,228     $  84,723     $  41,299
     Foreign .....................................        45,992        42,692        28,244
                                                       ---------     ---------     ---------
                                                       $ 152,220     $ 127,415     $  69,543
                                                       =========     =========     =========


Effective income tax rates on income from continuing operations as compared to the U.S. Federal income tax rate are as follows:


----------------------------------------------------------------------------------------------
                         Years Ended September 30,        1998          1997         1996
----------------------------------------------------------------------------------------------

U.S. Federal income tax rate .....................            35%           35%           35%
Dividends received deduction .....................            --            (1)           (1)
Effect of higher foreign tax rates ...............             2             1             2
Non-conventional fuel source credits utilized ....            --            --            (1)
Other, net .......................................            --             1             2
                                                       ---------     ---------     ---------
Effective income tax rate ........................            37%           36%           37%
                                                       =========     =========     =========


The components of the Company's net deferred tax liabilities are as follows:


------------------------------------------------------------------------
                          September 30,        1998           1997
------------------------------------------------------------------------
                                                    (in thousands)

DEFERRED TAX LIABILITIES:

    Property, plant and equipment            $   59,413     $   56,328
    Available-for-sale securities                41,154         85,378
    Pension provision                             4,602          4,738
    Equity investment                             9,006          6,238
    Other                                            --            308
                                             ----------     ----------
        Total deferred tax liabilities          114,175        152,990
                                             ----------     ----------
DEFERRED TAX ASSETS:
    Financial accruals                            8,853          8,929
    Other                                         1,853          2,730
                                             ----------     ----------
        Total deferred tax assets                10,706         11,659
                                             ----------     ----------
NET DEFERRED TAX LIABILITIES                 $  103,469     $  141,331
                                             ==========     ==========

================================================================================
NOTE 4 SHAREHOLDERS' EQUITY
================================================================================

On December 3, 1997, the board of directors declared a two-for-one common stock split and distribution; approximately 26.8 million shares were issued on December 31, 1997 to stockholders of record on December 15, 1997. All references in the financial statements and notes to the number of common shares outstanding, options and per share amounts reflect the impact of the split.

In June 1998, the board of directors authorized the repurchase of up to 2,000,000 shares of its common stock in open market or private transactions. The repurchased shares will be held in treasury and used for general corporate purposes including use in the Company's benefit plans. During fiscal 1998, the Company purchased 999,100 shares at a total cost of approximately $19 million.

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

The Company has reserved 1,549,920 shares of its treasury stock to satisfy the exercise of stock options issued under the 1982 and 1990 Stock Option Plans. Effective December 4, 1996, additional options are no longer granted under these plans. Options granted under the 1982 plan vest over a period of nine years while options granted under the 1990 plan generally vest over a seven year period. Options granted under both plans become exercisable in increments as outlined in the plans.

In March 1997, the Company adopted the 1996 Stock Incentive Plan (the "Stock Incentive Plan"). The Stock Incentive Plan was effective December 4, 1996, and will terminate December 3, 2006. Under this plan the Company is authorized to grant options for up to 4,000,000 shares of the Company's common stock at an exercise price not less than the fair market value of the common stock on the date of grant. Up to 600,000 shares of the total authorized may be granted to participants as restricted stock awards. On September 30, 1998, 3,280,000 shares were available for grant under the Stock Incentive Plan.

On September 30, 1998, 420,000 shares were available for grant under the Stock Incentive Plan as restricted stock awards. In fiscal 1998, 180,000 shares of restricted stock were granted at a weighted-average price of $37.73 which approximated fair market value at the date of grant. Unearned compensation of $6,791,000 is being amortized over a five-year period as compensation expense.

The following summary reflects the stock option activity and related information (shares in thousands):



                                                      1998                            1997                           1996
                                           ----------------------------    --------------------------      ------------------------
                                                       Weighted-Average               Weighted-Average             Weighted-Average
                                           Shares       Exercise Price      Shares     Exercise Price      Shares   Exercise Price
                                           ----------------------------    --------------------------      ------------------------
Outstanding at October 1,                   1,745      $      16.44         1,708      $      13.63         1,682      $      13.20
Granted                                       544             36.84           393             26.07           494             14.00
Exercised                                    (175)            12.15          (270)            13.03          (280)            11.76
Forfeited/Expired                             (24)            17.54           (86)            14.89          (188)            13.53
------------------------------------------------------------------------------------------------------------------------------------
Outstanding on September 30,                2,090      $      22.09         1,745      $      16.44         1,708      $      13.63
------------------------------------------------------------------------------------------------------------------------------------
Exercisable on September 30,                  453      $      15.63           135      $      12.22           148      $      13.07
------------------------------------------------------------------------------------------------------------------------------------
Shares available on September 30,
 for options that may be granted            3,280                           4,000                             652
------------------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options at September 30, 1998 (shares in thousands):
--------------------------------------------------------------------------------








                                      Outstanding Stock Options                    Exercisable Stock Options
                     ----------------------------------------------------------   ----------------------------
                                       Weighted-Average
       Range of                     Remaining Contractural    Weighted-Average                Weighted-Average
   Exercise Prices      Shares              Life               Exercise Price       Shares     Exercise Price
-------------------------------------------------------------------------------------------------------------

$12.00   to   $14.00       927            6.0 years                 $13.54             307           $13.21
$14.01   to   $16.50       244            1.4 years                 $15.75              73           $15.26
$16.51   to   $26.50       379            8.2 years                 $26.06              73           $26.06
$26.51   to   $37.00       540            9.2 years                 $36.84              --               --
-------------------------------------------------------------------------------------------------------------
$12.00   to   $37.00     2,090            6.7 years                 $22.09             453           $15.63
-------------------------------------------------------------------------------------------------------------

During fiscal year 1997, the Company adopted SFAS 123. As permitted by SFAS 123, the Company has elected to continue to apply the recognition and measurement provisions of Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees" (APB 25). As stock options issued by the Company are equal to at least market price on the date of grant, no compensation expense is recognized under APB 25. The following table reflects pro forma net income and earnings per share had the Company elected to adopt the fair value approach of SFAS 123:


------------------------------------------------------------------------------------
          Years Ended September 30,        1998            1997             1996
------------------------------------------------------------------------------------
                                           (in thousands, except per share data)

Net Income:
   As reported......................  $    101,154     $     84,186     $     72,566
   Pro forma........................        99,437           83,531           72,318

Basic earnings per share:
   As reported......................          2.03             1.69             1.47
   Pro forma........................          1.99             1.68             1.46

Diluted earnings per share:
   As reported......................          2.00             1.67             1.46
   Pro forma........................          1.97             1.65             1.45
------------------------------------------------------------------------------------

These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years.

The weighted-average fair values of options at their grant date during 1998, 1997 and 1996 were $14.63, $9.50 and $4.83, respectively. The estimated fair value of each option granted is calculated using the Black-Scholes option-pricing model. The following summarizes the weighted-average assumptions used in the model:



                                          1998          1997          1996
----------------------------------------------------------------------------
Expected years until exercise ...          7.0           6.7           7.5
Expected stock volatility .......           34%           27%           25%
Dividend yield ..................          1.6%          1.0%          1.4%
Risk-free interest rate .........          5.9%          6.1%          5.7%

On September 30, 1998, the Company had 49,382,832 outstanding common stock purchase rights ("Rights") pursuant to terms of the Rights Agreement dated January 8, 1996. Under the terms of the Rights Agreement each Right entitled the holder thereof to purchase from the Company one half of one unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock ("Preferred Stock"), without par value, at a price of $90 per unit. The exercise price and the number of units of Preferred Stock issuable on exercise of the Rights are subject to adjustment in certain cases to prevent dilution. The Rights will be attached to the common stock certificates and are not exercisable or transferrable apart from the common stock, until 10 business days after a person acquires 15% or more of the outstanding common stock or 10 business days following the commencement of a tender offer or exchange offer that would result in a person owning 15% or more of the outstanding common stock. In the event the Company is acquired in a merger or certain other business combination transactions (including one in which the Company is the surviving corporation), or more than 50% of the Company's assets or earning power is sold or transferred, each holder of a Right shall have the right to receive, upon exercise of the Right, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The Rights are redeemable under certain circumstances at $.01 per Right and will expire, unless earlier redeemed, on January 31, 2006. As long as the Rights are not separately transferrable, the Company will issue one half of one Right with each new share of common stock issued.

--------------------------------------------------------------------------------
NOTE 5 EARNINGS PER SHARE
--------------------------------------------------------------------------------

A reconciliation of the weighted-average common shares outstanding on a basic and diluted basis is as follows:


   (in thousands)                            1998         1997         1996
-------------------------------------------------------------------------------
   Basic weighted-average shares ....       49,948       49,779       49,380
   Effect of dilutive shares:
     Stock options ..................          595          747          322
     Restricted stock ...............           22           35           46
                                           -------      -------      -------
                                               617          782          368
                                           -------      -------      -------
Diluted weighted-average shares .....       50,565       50,561       49,748
                                           =======      =======      =======

Restricted stock of 180,000 shares at a weighted-average price of $37.73 and options to purchase 919,000 shares of common stock at a weighted-average price of $32.40 were outstanding at September 30, 1998, but were not included in the computation of diluted earnings per common share. Inclusion of these shares would be antidilutive, as the exercise prices of the options exceed the average market price of the common shares.

--------------------------------------------------------------------------------
NOTE 6 FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

Notes payable bear interest at market rates and are carried at cost which approximates fair value. The estimated fair value of the Company's available-for-sale securities is primarily based on market quotes.

The following is a summary of available-for-sale securities, which excludes those accounted for under the equity method of accounting (see Note 1):



                                                    Gross           Gross        Estimated
                                                 Unrealized      Unrealized        Fair
                                     Cost           Gains          Losses          Value
                                   -------------------------------------------------------
                                                      (in thousands)


Equity Securities:
    September 30, 1998             $   76,770     $   93,364     $    5,156     $  164,978
    September 30, 1997             $  110,011     $  184,708     $      104     $  294,615

During the years ended September 30, 1998, 1997, and 1996, marketable equity available-for-sale securities with a fair value at the date of sale of $62,792,000, $8,557,000 and $619,000, respectively, were sold. The gross realized gains on such sales of available-for-sale securities totaled $30,820,000, $4,697,000 and $596,000, respectively, and the gross realized losses totaled $1,034,000, $0 and $30,000, respectively.

--------------------------------------------------------------------------------
NOTE 7 DISCONTINUED OPERATIONS
--------------------------------------------------------------------------------

Effective August 30, 1996, the Company exchanged all of the common stock of its wholly owned subsidiary, Natural Gas Odorizing, Inc. (NGO), to Occidental Petroleum Corporation (OPC) for 2,018,928 shares of OPC common stock with a fair market value of approximately $48 million. The sale yielded a gain of $24.1 million (net of deferred income taxes of approximately $14.8 million) which is reported as gain on sale of discontinued operations. NGO comprised the Company's chemical operations. Operating results in 1996 for such operations are reported as discontinued operations. Income from discontinued operations has been reduced for income taxes by $2,566,000 for 1996.

--------------------------------------------------------------------------------
NOTE 8 EMPLOYEE BENEFIT PLANS
--------------------------------------------------------------------------------

In February 1998, the FASB issued statement No. 132 "Employers' Disclosures About Pensions and Other Postretirement Benefits", that supersedes the disclosure requirements of FAS 87, "Employers' Accounting for Pensions", and FAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". Although statement 132 is effective for fiscal years beginning after December 15, 1997, the Company has elected early adoption in fiscal 1998. Prior year disclosures have been restated for comparative purposes.

CHANGE IN BENEFIT OBLIGATION:


-----------------------------------------------------------------------------------------
                             Years ended September 30,         1998             1997
-----------------------------------------------------------------------------------------
                                                                   (in thousands)

Benefit obligation at beginning of year ...............     $    33,913      $    23,534
Service cost ..........................................           2,836            2,114
Interest cost .........................................           2,430            1,797
Actuarial loss ........................................             231            7,179
Benefits paid .........................................          (2,456)            (711)
                                                            -----------      -----------
Benefit obligation at end of year .....................     $    36,954      $    33,913
                                                            ===========      ===========



CHANGE IN PLAN ASSETS:

-----------------------------------------------------------------------------------------
                             Years Ended September 30,          1998            1997
-----------------------------------------------------------------------------------------
                                                                    (in thousands)


Fair value of plan assets at beginning of year ........     $    53,834      $    42,609
Actual return on plan assets ..........................             194           11,936
Benefits paid .........................................          (2,456)            (711)
                                                            -----------      -----------
Fair value of plan assets at end of year ..............     $    51,572      $    53,834
                                                            ===========      ===========
Funded status of the plan .............................     $    14,618      $    19,921
Unrecognized net actuarial gain .......................          (1,647)          (6,291)
Unrecognized prior service cost .......................           1,263            1,501
Unrecognized net transition asset .....................          (2,159)          (2,698)
                                                            -----------      -----------
Prepaid benefit cost ..................................     $    12,075      $    12,433
                                                            ===========      ===========


WEIGHTED-AVERAGE ASSUMPTIONS:

---------------------------------------------------------------------------------------------
         Years Ended September 30,                 1998              1997             1996
---------------------------------------------------------------------------------------------


Discount rate ..........................            6.75%             7.25%             7.75%
Expected return on plan ................            8.50%             9.00%             8.50%
Rate of compensation increase ..........            5.00%             5.50%             5.00%



COMPONENTS OF NET PERIODIC BENEFIT COST:

--------------------------------------------------------------------------------------------
         Years Ended September 30,               1998              1997              1996
--------------------------------------------------------------------------------------------
                                                              (in thousands)

Service cost ...........................     $     2,836       $     2,114       $     1,979
Interest cost ..........................           2,430             1,797             1,553
Expected return on plan assets .........          (4,542)           (3,592)           (3,214)
Amortization of prior service cost .....             238               239               238
Amortization of transition asset .......            (540)             (540)             (542)
Recognized net actuarial gain ..........             (65)              (66)               --
                                             -----------       -----------       -----------
Net pension expense (credit) ...........     $       357       $       (48)      $        14
                                             ===========       ===========       ===========

DEFINED CONTRIBUTION PLAN:

Substantially all employees on the United States payroll of the Company may elect to participate in the Company sponsored Thrift/401(k) Plan by contributing a portion of their earnings. The Company contributes amounts equal to 100 percent of the first five percent of the participant's compensation subject to certain limitations. Expensed Company contributions were $3,009,000, $2,255,000 and $1,908,000 in 1998, 1997 and 1996, respectively.

--------------------------------------------------------------------------------
NOTE 9 ACCRUED LIABILITES
--------------------------------------------------------------------------------

Accrued liabilities consist of the following:


--------------------------------------------------------------------------------
                          September 30,         1998           1997
--------------------------------------------------------------------------------
                                                  (in thousands)

Accrued royalties payable ..............     $   6,997     $   8,687
Accrued taxes payable - operations .....         5,990         6,540
Accrued ad valorem tax .................         5,907         6,700
Accrued income taxes payable ...........         4,487         9,371
Accrued workers compensation claims ....         3,000         3,087
Other ..................................        12,452        13,140
                                             ---------     ---------
                                             $  38,833     $  47,525
                                             =========     =========




--------------------------------------------------------------------------------
NOTE 10 SUPPLEMENTAL CASH FLOW INFORMATION
--------------------------------------------------------------------------------
         Years Ended September 30,       1998           1997           1996
--------------------------------------------------------------------------------
                                                    (in thousands)

Cash payments:
Interest paid ...................     $    1,721     $      357     $      798
Income taxes paid:
  Continuing operations .........     $   61,056     $   36,347     $   15,491
  Discontinued operations .......     $       --     $       --     $    2,563

--------------------------------------------------------------------------------
NOTE 11 RISK FACTORS
--------------------------------------------------------------------------------

CONCENTRATION OF CREDIT -

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments and trade receivables. The Company places its temporary cash investments with high quality financial institutions and limits the amount of credit exposure to any one financial institution. The Company's trade receivables are primarily with companies in the oil and gas industry. The Company normally does not require collateral except for certain receivables of customers in its natural gas marketing operations.

CONTRACT DRILLING OPERATIONS -

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

At September 30, 1998, the Company's rig utilization rate has fallen compared to the previous two years primarily as a result of reduced demand caused by a decline in the price of oil. The Company believes that its rig fleet is not currently impaired based on an assessment of future cash flows of the assets in question. However, it is possible that the Company's assessment that it will recover the carrying amount of its rig fleet from future operations may change in the near term.

OIL AND GAS OPERATIONS -

In estimating future cash flows attributable to the Company's exploration and production assets, certain assumptions are made with regard to commodity prices received and costs incurred. Due to the volatility of commodity prices, it is possible that the Company's assumptions used in estimating future cash flows for exploration and production assets may change in the near term.

--------------------------------------------------------------------------------
NOTE 12  NEW ACCOUNTING STANDARDS
--------------------------------------------------------------------------------

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income", and SFAS 131, "Disclosures about Segments of an Enterprise and Related Information". These statements, which are effective for fiscal years beginning after December 15, 1997, expand or modify disclosures and will have no impact on the Company's consolidated financial position, results of operations or cash flows.

In 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", (SFAS 133). This statement is effective for fiscal years beginning after June 15, 1999 and requires that all derivatives be recognized as assets or liabilities in the balance sheet and that these instruments be measured at fair value. The Company has not completed the process of evaluating the impact of adopting SFAS 133.

The American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities", effective for fiscal years beginning after December 15, 1998. The SOP requires that all start-up costs be expensed and that the effect of adopting the SOP be reported as the cumulative effect of a change in accounting principle. The effect of this SOP on the Company's results of operations and financial position is not expected to be material.

--------------------------------------------------------------------------------
NOTE 13 SEGMENT INFORMATION
--------------------------------------------------------------------------------

The Company operates principally in the contract drilling and oil and gas industries. The contract drilling operations consist of contracting Company-owned drilling equipment primarily to major oil and gas exploration companies. The Company's primary international areas of operation include Venezuela, Colombia, Ecuador and Bolivia. Oil and gas activities include the exploration for and development of productive oil and gas properties located primarily in Oklahoma, Texas, Kansas and Louisiana. Intersegment sales, which are accounted for in the same manner as sales to unaffiliated customers, are not material. Operating profit is total revenue less operating expenses. In computing operating profit, the following items have not been considered: equity in income of affiliate; income from investments; general corporate expenses; interest expense; and domestic and foreign income taxes. Identifiable assets by segment are those assets that are used in the Company's operations in each segment. Corporate assets are principally cash and cash equivalents, short-term investments and investments in marketable securities.

Revenues from one company doing business with the contract drilling segment accounted for approximately 14.5 percent, 17 percent and 19 percent of the total consolidated revenues during the years ended September 30, 1998, 1997 and 1996, respectively. Revenues from another company doing business with the contract drilling segment accounted for approximately 10% of total consolidated revenues in the year ended September 30, 1998. Collectively, revenues from companies controlled by the Venezuelan government accounted for approximately 16 percent, 12 percent and 12.8 percent of total consolidated revenues for the years ended September 30, 1998, 1997 and 1996, respectively. Collectively, the receivables from these customers were approximately $60.6 million and $50.1 million at September 30,1998 and 1997, respectively.

Summarized revenues and operating profit by industry segment for the years ended September 30, 1998, 1997 and 1996 are located on page 9. Additional financial information by industry segment is as follows:


--------------------------------------------------------------------------------------------------------
                       Years Ended September 30,          1998             1997               1996
--------------------------------------------------------------------------------------------------------
                                                                      (in thousands)

Net Income (loss):
  Contract Drilling - Domestic ..................     $      22,876     $      15,508      $       6,796
  Contract Drilling - International .............            31,577            26,848             17,693
  Exploration and Production ....................            18,616            35,719             17,335
  Natural Gas Marketing .........................             1,452             2,172              2,247
  Real Estate Division ..........................             3,294             3,448              3,121
  Corporate and Other ...........................            17,728            (1,791)            (3,452)
  Equity in income of affiliate .................             5,611             2,282              1,686
                                                      -------------     -------------      -------------
     Income from Continuing Operations ..........     $     101,154     $      84,186      $      45,426
  Discontinued operations .......................                --                --             27,140
                                                      -------------     -------------      -------------
  Net Income ....................................     $     101,154     $      84,186      $      72,566
                                                      =============     =============      =============

Identifiable assets:
  Contract Drilling - Domestic ..................     $     351,193     $     257,505      $     169,363
  Contract Drilling - International .............           303,907           210,976            213,171
  Exploration and Production ....................           156,582           152,892            141,058
  Natural Gas Marketing .........................            15,069            18,884             15,602
  Real Estate Division ..........................            22,937            23,310             23,628
  Corporate and other ...........................           240,742           370,028            259,092
                                                      -------------     -------------      -------------
                                                      $   1,090,430     $   1,033,595      $     821,914
                                                      =============     =============      =============

Depreciation, depletion and amortization:
  Contract Drilling - Domestic ..................     $      23,771     $      17,916      $      13,879
  Contract Drilling - International .............            31,689            26,458             22,120
  Exploration and Production ....................            29,817            24,627             20,299
  Natural Gas Marketing .........................               292               258                725
  Real Estate Division ..........................             1,501             1,412              1,455
  Corporate and other ...........................             1,280             1,020                964
                                                      -------------     -------------      -------------
     Continuing operations ......................            88,350            71,691             59,442
     Discontinued operations ....................                --                --                754
                                                      -------------     -------------      -------------
                                                      $      88,350     $      71,691      $      60,196
                                                      =============     =============      =============

Capital expenditures:
  Contract Drilling - Domestic ..................     $     130,237     $      95,277      $      57,004
  Contract Drilling - International .............            83,843            16,900             24,801
  Exploration and Production ....................            47,468            41,782             24,320
  Natural Gas Marketing .........................               636             3,170                435
  Real Estate Division ..........................               875             1,161                776
  Corporate and other ...........................             2,642             1,288                830
                                                      -------------     -------------      -------------
     Continuing operations ......................           265,701           159,578            108,166
     Discontinued operations ....................                --                --              1,581
                                                      -------------     -------------      -------------
                                                      $     265,701     $     159,578      $     109,747
                                                      =============     =============      =============


--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTE 14 SUPPLEMENTARY FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES
--------------------------------------------------------------------------------

All of the Company's oil and gas producing activities are located in the United States.

Results of Operations from Oil and Gas Producing Activities -


----------------------------------------------------------------------------------------------------
                            Years Ended September 30,          1998          1997            1996
----------------------------------------------------------------------------------------------------
                                                                         (in thousands)

Revenues ..............................................     $   98,696     $  111,512     $   76,643
                                                            ----------     ----------     ----------
Production costs ......................................         21,786         21,750         20,080
Exploration expense and valuation provisions ..........         19,005          9,943          9,931
Depreciation, depletion and amortization ..............         29,817         24,628         20,299
Income tax expense ....................................          9,415         19,327          9,187
                                                            ----------     ----------     ----------
  Total cost and expenses .............................         80,023         75,648         59,497
                                                            ----------     ----------     ----------
Results of operations (excluding corporate overhead
  and interest costs) .................................     $   18,673     $   35,864     $   17,146
                                                            ==========     ==========     ==========


----------------------------------------------------------------------------------------------------




Capitalized Costs -

-----------------------------------------------------------------------------------------------------------
                                                            September 30,            1998          1997
-----------------------------------------------------------------------------------------------------------
                                                                                       (in thousands)

Proved properties ...........................................................     $  414,770     $  395,812
Unproved properties .........................................................         20,977         14,109
                                                                                  ----------     ----------
  Total costs ...............................................................        435,747        409,921

Less - Accumulated depreciation, depletion and amortization .................        295,045        268,572
                                                                                  ----------     ----------
  Net .......................................................................     $  140,702     $  141,349
                                                                                  ==========     ==========

Costs Incurred Relating to Oil and Gas Producing Activities -



--------------------------------------------------------------------------------------
              Years Ended September 30,         1998           1997           1996
--------------------------------------------------------------------------------------
                                                         (in thousands)
Property acquisition:
  Proved ...............................     $      107     $       47     $      256
  Unproved .............................          9,096          8,358          3,178
Exploration ............................         18,107          9,656          9,874
Development ............................         28,259         27,808         14,131
                                             ----------     ----------     ----------
  Total ................................     $   55,569     $   45,869     $   27,439
                                             ==========     ==========     ==========

--------------------------------------------------------------------------------
Estimated Quantities of Proved Oil and Gas Reserves (Unaudited) -

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


--------------------------------------------------------------------------------------------
                                                               OIL (Bbls)        GAS (Mmcf)
--------------------------------------------------------------------------------------------

Proved reserves at September 30, 1995 .................        6,329,112           280,046
Revisions of previous estimates .......................          629,154             5,098
Extensions, discoveries and other additions ...........          298,986            21,311
Production ............................................         (809,571)          (34,535)
Purchases of reserves-in-place ........................           21,912               647
Sales of reserves-in-place ............................           (1,477)             (266)
                                                            ------------      ------------

Proved reserves at September 30, 1996 .................        6,468,116           272,301
Revisions of previous estimates .......................           92,863             6,178
Extensions, discoveries and other additions ...........          419,795            25,762
Production ............................................         (985,633)          (40,463)
Purchases of reserves-in-place ........................              120                 6
Sales of reserves-in-place ............................         (189,875)             (548)
                                                            ------------      ------------

Proved reserves at September 30, 1997 .................        5,805,386           263,236
Revisions of previous estimates .......................         (331,280)           10,877
Extensions, discoveries and other additions ...........          175,265            20,819
Production ............................................         (701,180)          (42,862)
Purchases of reserves-in-place ........................            2,890               188
Sales of reserves-in-place ............................         (189,768)             (632)
                                                            ------------      ------------

Proved reserves at September 30, 1998 .................        4,761,313           251,626
                                                            ============      ============

Proved developed reserves at

   September 30, 1996 .................................        6,441,803           261,519
                                                            ============      ============
   September 30, 1997 .................................        5,787,116           256,443
                                                            ============      ============
   September 30, 1998 .................................        4,754,319           249,376
                                                            ============      ============

--------------------------------------------------------------------------------------------


Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (Unaudited) -

The "Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves" (Standardized Measure) is a disclosure requirement under Financial Accounting Standards Board Statement No. 69 "Disclosures About Oil and Gas Producing Activities". The Standardized Measure does not purport to present the fair market value of a company's proved oil and gas reserves. This would require consideration of expected future economic and operating conditions, which are not taken into account in calculating the Standardized Measure.

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



----------------------------------------------------------------------------------------------
                                           At September 30,          1998             1997
----------------------------------------------------------------------------------------------
                                                                         (in thousands)


Future cash inflows ........................................     $   404,549      $   656,698
Future costs -
    Future production and development costs ................        (137,068)        (187,672)
    Future income tax expense ..............................         (70,890)        (134,892)
                                                                 -----------      -----------

Future net cash flows ......................................         196,591          334,134
10% annual discount for estimated timing of cash flows .....         (70,664)        (129,099)
                                                                 -----------      -----------
Standardized Measure of discounted future net cash flows ...     $   125,927      $   205,035
                                                                 ===========      ===========


----------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Changes in Standardized Measure Relating to Proved Oil and Gas Reserves (Unaudited) -


-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
                               Years Ended September 30,          1998            1997             1996
-----------------------------------------------------------------------------------------------------------
                                                                              (in thousands)

Standardized Measure - Beginning of year .................     $  205,035      $  153,864      $  110,934
Increases (decreases) -
  Sales, net of production costs .........................        (76,910)        (89,762)        (56,563)
  Net change in sales prices, net of production costs ....        (97,938)         77,789          59,479
  Discoveries and extensions, net of related future
      development and production costs ...................         21,922          42,741          29,189
  Changes in estimated future development costs ..........        (14,142)        (16,570)         (6,651)
  Development costs incurred .............................         25,149          27,509          14,050
  Revisions of previous quantity estimates ...............          5,089           6,146           5,731
  Accretion of discount ..................................         28,012          20,691          14,362
  Net change in income taxes .............................         30,436         (29,397)        (31,158)
  Purchases of reserves-in-place .........................             65               2             643
  Sales of reserves-in-place .............................         (2,875)         (1,551)           (124)
  Other ..................................................          2,084          13,573          13,972
                                                               ----------      ----------      ----------
Standardized Measure - End of year .......................     $  125,927      $  205,035      $  153,864
                                                               ==========      ==========      ==========





-------------------------------------------------------------------------------
NOTE 15 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
-------------------------------------------------------------------------------
                    (in thousands, except per share amounts)




-----------------------------------------------------------------------------------------------------------------------------
                                                                   1st             2nd              3rd             4th
                             1998                                Quarter         Quarter          Quarter         Quarter
-----------------------------------------------------------------------------------------------------------------------------



Revenues .................................................     $  151,823      $  142,389      $  177,136      $  165,292
Gross profit .............................................         47,351          32,869          55,098          29,606
Net income ...............................................         29,165          19,337          33,861          18,791
Basic net income per share ...............................            .58             .39             .68             .38
Diluted net income per share .............................            .57             .38             .67             .38




-----------------------------------------------------------------------------------------------------------------------------
                                                                   1st             2nd              3rd             4th
                             1997                                Quarter         Quarter          Quarter         Quarter
-----------------------------------------------------------------------------------------------------------------------------


Revenues .................................................     $  118,262      $  132,479      $  129,812      $  137,306
Gross profit .............................................         33,643          36,863          37,513          32,954
Net income ...............................................         20,125          22,418          23,648          17,995
Basic net income per share ...............................            .41             .45             .47             .36
Diluted net income per share .............................            .40             .44             .47             .35

--------------------------------------------------------------------------------
Gross profit represents total revenues less operating costs, depreciation, depletion and amortization, dry holes and abandonments, and taxes, other than income taxes.
--------------------------------------------------------------------------------

Per share amounts reflect the effect of the two-for-one common stock split and distribution (see Note 4) and the adoption of SFAS No. 128. The sum of earnings per share for the four quarters may not equal the total earnings per share for the year due to changes in the average number of common shares outstanding.

Net income in the fourth quarter of 1997 includes a provision of $6.7 million ($.08 per share, on a diluted basis, after income taxes) for a Federal Energy Regulatory Commission ordered repayment of ad valorem taxes reimbursed to the Company during the period 1983-1988. The provision includes $2.7 million for ad valorem taxes (reduced revenues) and $4.0 million for interest.

Net income in the fourth quarter of 1998 includes an after-tax charge of $3.1 million ($0.06 per share, on a diluted basis) related to the write-down of producing properties in accordance with SFAS No. 121.

REPORT OF INDEPENDENT AUDITORS

HELMERICH & PAYNE, INC.
================================================================================

The Board of Directors and Shareholders
Helmerich & Payne, Inc.

   We have audited the accompanying consolidated balance sheets of Helmerich & Payne, Inc. as of September 30, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Helmerich & Payne, Inc. at September 30, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.


                                             /s/ ERNST & YOUNG LLP
                                             -------------------------------

Tulsa, Oklahoma
November 13, 1998



STOCK PRICE INFORMATION*

================================================================================
                                            Closing Market Price Per Share
                                        ----------------------------------------
                                               1998                   1997
--------------------------------------------------------------------------------
QUARTERS                                  HIGH       LOW        HIGH       LOW
--------                                ----------------------------------------
First...............................    $ 44.97    $ 31.06    $ 27.56     $21.94
Second..............................      33.19      24.56      27.44      21.00
Third...............................      33.25      21.56      29.63      21.81
Fourth..............................      24.38      16.25      40.00      29.47
--------------------------------------------------------------------------------



DIVIDEND INFORMATION*

==================================================================================
                                      Paid Per Share          Total Payment
                                      --------------------------------------------
                                       1998    1997        1998            1997
----------------------------------------------------------------------------------
QUARTERS
--------
First...............................   $.065  $.065     $3,256,874      $3,239,007
Second...............................   .070   .065      3,519,195       3,239,892
Third...............................    .070   .065      3,521,332       3,242,952
Fourth...............................   .070   .065      3,504,269       3,248,275
----------------------------------------------------------------------------------

* Per share amounts reflect the effect of the two-for-one common stock split and distribution (see note 4).

================================================================================

STOCKHOLDERS' MEETING*

The annual meeting of stockholders will be held on March 3, 1999. A formal notice of the meeting, together with a proxy statement and form of proxy, will be mailed to shareholders on or about January 27, 1999.

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

================================================================================

STOCK TRANSFER AGENT AND REGISTRAR

As of December 15, 1998, there were 1,465 record holders of Helmerich & Payne, Inc. common stock as listed by the transfer agent's records.

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


DIRECT INQUIRIES TO:
President
Helmerich & Payne, Inc.
Utica at Twenty-First
Tulsa, Oklahoma 74114
Telephone: (918) 742-5531

Internet Address: http://www.hpinc.com
================================================================================

ELEVEN-YEAR FINANCIAL REVIEW
================================================================================
HELMERICH & PAYNE, INC.


---------------------------------------------------------------------------------------------------------------------------
                                        Years Ended September 30,                   1998            1997            1996
---------------------------------------------------------------------------------------------------------------------------
REVENUES AND INCOME*
          Contract Drilling Revenues.......................................        427,713         315,327         244,338
          Crude Oil Sales..................................................         10,333          20,475          15,378
          Natural Gas Sales................................................         87,646          87,737          60,500
          Gas Marketing Revenues...........................................         52,469          66,306          57,817
          Real Estate Revenues.............................................          8,587           8,224           8,076
          Dividend Income..................................................          4,117           5,268           3,650
          Other Revenues...................................................         45,775          14,522           3,496
          Total Revenues++.................................................        636,640         517,859         393,255
          Net Cash Provided by Continuing Operations++.....................        113,533         165,568         121,420
          Income from Continuing Operations................................        101,154          84,186          45,426
          Net Income.......................................................        101,154          84,186          72,566
---------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA**
          Income from Continuing Operations(R):
              Basic........................................................           2.03            1.69             .92
              Diluted......................................................           2.00            1.67             .91
          Net Income(R):
              Basic........................................................           2.03            1.69            1.47
              Diluted......................................................           2.00            1.67            1.46
          Cash Dividends...................................................           .275             .26           .2525
          Shares Outstanding*..............................................         49,383          50,028          49,771
---------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
          Net Working Capital*.............................................         58,861          62,837          51,803
          Ratio of Current Assets to Current Liabilities...................           1.47            1.66            1.83
          Investments*.....................................................        200,400         323,510         229,809
          Total Assets*....................................................      1,090,430       1,033,595         821,914
          Long-Term Debt*..................................................         50,000              __              __
Shareholders' Equity*......................................................        793,148         780,580         645,970
---------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES*
          Contract Drilling Equipment......................................        206,794         109,036          79,269
          Wells and Equipment..............................................         38,372          33,425          21,142
          Real Estate......................................................            854           1,095             752
          Other Assets (includes undeveloped leases).......................         19,681          16,022           7,003
          Discontinued Operations..........................................             __              __           1,581
          Total Capital Outlays............................................        265,701         159,578         109,747
---------------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT AT COST*
          Contract Drilling Equipment......................................        829,217         643,619         568,110
          Producing Properties.............................................        414,770         395,812         392,562
          Undeveloped Leases...............................................         20,977          14,109           9,242
          Real Estate......................................................         48,451          47,682          46,970
          Other............................................................         65,120          59,659          53,547
          Discontinued Operations..........................................             __              __              __
Total Property, Plant and Equipment........................................      1,378,535       1,160,881       1,070,431
---------------------------------------------------------------------------------------------------------------------------

* 000's omitted.

** Per share data and shares outstanding reflect the effect of a two-for-one common stock split and distribution as discussed in Note 4.

++Chemical operations were sold August 30, 1996 (see note 7). Prior year amounts have been restated to exclude discontinued operations.

(1) Includes $13.6 million ($.28 per share, on a diluted basis) effect of impairment charge for adoption of SFAS No. 121 in 1995 and cumulative effect of change in accounting for income taxes of $4,000,000 ($.08 per share, on a diluted basis) in 1994.


---------------------------------------------------------------------------------------------------------------------------
     1995          1994             1993           1992             1991           1990             1989           1988
---------------------------------------------------------------------------------------------------------------------------
   203,325         182,781         149,661         112,833         105,364         90,974           78,315         75,985
    13,227          13,161          15,392          16,369          17,374         16,058           14,821         14,001
    33,851          45,261          52,446          38,370          35,628         37,697           33,013         26,154
    34,729          51,874          63,786          40,410          10,055         10,566               __             __
     7,560           7,396           7,620           7,541           7,542          7,636            7,778          7,878
     3,389           3,621           3,535           4,050           5,285          7,402            9,127         10,069
    10,640           6,058           8,283           6,646          20,020         56,131           17,371         15,206
   306,721         310,152         300,723         226,219         201,268        226,464          160,425        149,293
    84,010          74,463          72,493          60,414          50,006         53,288           65,474         54,959
     5,788          17,108          22,158           8,973          19,608         45,489           20,715         17,746
     9,751          24,971          24,550          10,849          21,241         47,562           22,700         20,150
---------------------------------------------------------------------------------------------------------------------------

       .12             .35             .46             .19             .41            .94              .43            .37
       .12             .35             .45             .19             .41            .93              .43            .37

       .20             .51             .51             .22             .44            .98              .47            .42
       .20             .51             .50             .22             .44            .98              .47            .42
       .25           .2425             .24           .2325             .23            .22              .21            .20
    49,529          49,420          49,275          49,152          48,976         48,971           48,346         48,331
---------------------------------------------------------------------------------------------------------------------------

    50,038          76,238         104,085          82,800         108,212        146,741          114,357        135,275
      1.74            2.63            3.24            3.31            4.19           3.72             3.12           6.10
   156,908          87,414          84,945          87,780          96,471         99,574          130,443        133,726
   707,061         621,689         610,504         585,504         575,168        582,927          591,229        576,473
       ---             ---           3,600           8,339           5,693          5,648           49,087         70,715
   562,435         524,334         508,927         493,286         491,133        479,485          443,396        430,804
---------------------------------------------------------------------------------------------------------------------------

    80,943          53,752          24,101          43,049          56,297         18,303           17,901         19,110
    19,384          40,916          23,142          21,617          34,741         16,489           30,673         25,936
       873             902             436             690           2,104          1,467              878          3,095
     9,717           9,695           5,901          16,984           6,793          5,448            6,717          2,496
       859             618             629             158           2,594          1,153              815            815
   111,776         105,883          54,209          82,498         102,529         42,860           56,984         51,452
---------------------------------------------------------------------------------------------------------------------------

   501,682         444,432         418,004         404,155         370,494        324,293          323,313        313,289
   384,755         377,371         340,176         329,264         312,438        287,248          279,768        251,445
     8,051          11,729          10,010          12,973           5,552          5,507            5,441          3,305
    46,642          47,827          47,502          47,286          46,671         44,928           48,016         47,165
    55,655          48,612          45,085          43,153          36,423         32,135           29,716         27,798
    13,937          13,131          12,545          11,962          11,838          9,270            8,156          7,370
 1,010,722         943,102         873,322         848,793         783,416        703,381          694,410        650,372
---------------------------------------------------------------------------------------------------------------------------

ELEVEN-YEAR OPERATING REVIEW
================================================================================
HELMERICH & PAYNE, INC.

------------------------------------------------------------------------------------------------------------------------------
                                                     Years Ended September 30,       1998             1997            1996
------------------------------------------------------------------------------------------------------------------------------
CONTRACT DRILLING
         Drilling Rigs, United States.........................................          46               38              41
         Drilling Rigs, International.........................................          44               39              36
         Contract Wells Drilled, United States................................         242              246             233
         Total Footage Drilled, United States*................................       2,938            2,753           2,499
         Average Depth per Well, United States................................      12,142           11,192          10,724
         Percentage Rig Utilization, United States............................          95               88              82
         Percentage Rig Utilization, International............................          88               91              85

------------------------------------------------------------------------------------------------------------------------------

      PETROLEUM EXPLORATION AND DEVELOPMENT
         Gross Wells Completed................................................          62              100              63
         Net Wells Completed..................................................        35.7             49.3            35.3
         Net Dry Holes........................................................         4.2              9.6             7.3

------------------------------------------------------------------------------------------------------------------------------

      PETROLEUM PRODUCTION
         Net Crude Oil and Natural Gas Liquids
           Produced (barrels daily)...........................................       1,921            2,700           2,212
         Net Oil Wells Owned N Primary Recovery...............................         124              133           176.9
         Net Oil Wells Owned N Secondary Recovery.............................          53               49            63.8
         Secondary Oil Recovery Projects......................................           5                5              12
         Net Natural Gas Produced
           (thousands of cubic feet daily)....................................     117,431          110,859          94,358
         Net Gas Wells Owned..................................................         436              410             378

------------------------------------------------------------------------------------------------------------------------------

      NATURAL GAS ODORANTS AND
      OTHER CHEMICALS++
         Chemicals Sold (pounds)*.............................................          --               --           9,823

------------------------------------------------------------------------------------------------------------------------------

      REAL ESTATE MANAGEMENT
         Gross Leasable Area (square feet)*...................................       1,652            1,652           1,654
         Percentage Occupancy.................................................          97               95              94

------------------------------------------------------------------------------------------------------------------------------

      TOTAL NUMBER OF EMPLOYEES
         Helmerich & Payne, Inc. and Subsidiaries ............................       3,340            3,627           3,309

------------------------------------------------------------------------------------------------------------------------------

* 000's omitted.

+ 1988-1989 include U.S. employees only

++ Chemical operations were sold August 30, 1996 (see note 7). Treated as discontinued operations in Financial Statements for all years presented.


--------------------------------------------------------------------------------------------------------------------------
   1995              1994          1993            1992            1991            1990            1989           1988
--------------------------------------------------------------------------------------------------------------------------
        41               47            42              39              46              49              49              48
        35               29            29              30              25              20              20              18
       212              162           128             100             106             119             108             115
     1,933            1,842         1,504           1,085           1,301           1,316           1,350           1,284
     9,119           11,367        11,746          10,853          12,274          11,059          12,500          11,165
        71               69            53              42              47              50              44              45
        84               88            68              69              69              45              46              30

--------------------------------------------------------------------------------------------------------------------------


        59               44            42              54              45              36              45              45
      27.4               15          15.9            17.8            20.2            15.3            15.2            14.6
       5.9              1.7           4.3             4.3             4.3             3.4             2.8             1.6

--------------------------------------------------------------------------------------------------------------------------


     2,214            2,431         2,399           2,334           2,152           2,265           2,486           2,463
       186              202           202             220             227             223             201             202
        64               71            71              74              55              46             214             222
        12               14            14              14              12              12              17              21

    72,387           72,953        78,023          75,470          66,617          65,147          57,490          45,480
       354              341           307             289             278             194             205             197

--------------------------------------------------------------------------------------------------------------------------

     7,670            8,071         7,930           8,452           8,155           8,255           7,702           8,507

--------------------------------------------------------------------------------------------------------------------------

     1,652            1,652         1,656           1,656           1,664           1,664           1,669           1,670
        87               83            86              87              86              85              90              90

--------------------------------------------------------------------------------------------------------------------------

     3,245            2,787         2,389           1,928           1,758           1,864           1,100           1,156

--------------------------------------------------------------------------------------------------------------------------


 Directors                                                       Officers
===========================================================================================================

W. H. HELMERICH, III                                             W. H. HELMERICH, III
Chairman of the Board                                            Chairman of the Board
Tulsa, Oklahoma

HANS HELMERICH                                                   HANS HELMERICH
President and Chief Executive Officer                            President and Chief Executive Officer
Tulsa, Oklahoma

WILLIAM L. ARMSTRONG**                                           GEORGE S. DOTSON
Chairman                                                         Vice President,
Ambassador Media Corporation                                     President of Helmerich & Payne
Denver, Colorado                                                 International Drilling Co.

GLENN A. COX*                                                    DOUGLAS E. FEARS
President and Chief Operating Officer, Retired                   Vice President and
Phillips Petroleum Company                                       Chief Financial Officer
Bartlesville, Oklahoma

GEORGE S. DOTSON                                                 STEVEN R. MACKEY
Vice President,                                                  Vice President, Secretary,
President of Helmerich & Payne                                   and General Counsel
International Drilling Co.
Tulsa, Oklahoma                                                  STEVEN R. SHAW
                                                                 Vice President,
L. F. ROONEY, III*                                               Exploration & Production
Chief Executive Officer
Manhattan Construction Company
Tulsa, Oklahoma

EDWARD B. RUST, JR.
Chairman and Chief Executive Officer
State Farm Insurance Companies
Bloomington, Illinois

GEORGE A. SCHAEFER**
Chairman and Chief Executive Officer, Retired
Caterpillar Inc.
Peoria, Illinois

JOHN D. ZEGLIS**
President
AT&T
Basking Ridge, New Jersey


* Member, Audit Committee
** Member, Human Resources Committee



40