Form 10-K, Exhibit 13
period 1999-09-30
HELMERICH & PAYNE INC
filed 1999-12-28
CIK 46765

                 HELMERICH & PAYNE, INC. ANNUAL REPORT FOR 1999


                           Revenue Breakdown for 1999

                                    [CHART]

FINANCIAL HIGHLIGHTS

     Years Ended September 30,              1999              1998
                                      ---------------   ---------------
Revenues                              $   564,319,000   $   636,640,000
Net Income                            $    42,788,000   $   101,154,000
Diluted Earnings Per Share            $           .86   $          2.00
Dividends Paid Per Share              $           .28   $          .275
Capital Expenditures                  $   122,951,000   $   266,299,000
Total Assets                          $ 1,109,699,000   $ 1,090,430,000

PRESIDENT'S LETTER

To the Co-owners of Helmerich & Payne, Inc.

At the closing of this century, dubbed by some "The Century of Oil," energy continues to play a fascinating role on the world stage. Wars have been waged over its control and strategic advantage. Great machines of commerce, defense, and development have been fueled by its availability and abundance. It is hard to imagine turning through the pages of history for the last hundred years without the oil patch occupying a prominent place.

Your Company has been privileged to play a part of that story for eighty years. Perhaps by now, we should be able to figure out where things are going. But true to character, predicting the future of the energy business remains elusive. Earlier this year, prices plunged to a fifty-year, inflation-adjusted low, prompting seasoned observers, notably The Economist, to predict the specter of prolonged pricing pain in a range of $5 per barrel. Within mere months, oil prices threatened to reach a $30 threshold on the strength of OPEC solidarity and recovering worldwide demand. These dramatic price swings reflect the unprecedented shifts occurring in the industry at the change of the century.

What can be said as we move into the new millennium?

While no one is suggesting "The Century of Oil, Part Two," future worldwide energy needs will continue to grow, even in a world of less steel and more E-commerce.

The global economy's appetite for more energy will be met primarily from OPEC's low cost supplies. While OPEC's market share will certainly grow, the non-OPEC countries must still provide around half of the demand, and their major fields continue to mature and deplete. New production will be supplied from expensive frontier and deepwater exploration efforts.

The need for new drilling is even more profound for declining natural gas production. Over the next ten years, the United States is expected to burn half again our current domestic reserves. Going forward, an emerging cycle of strong supply and demand fundamentals is taking shape. Like always before, there will be ups and downs and unforeseen surprises.

Predictably, financial strength and flexibility will be needed to cope with the industry's cyclicality and constant change. Technology will continue to be a key driver in delivering added value and reducing costs. Yet the challenge that will determine the clearest strategic advantage is on the people side of the business.

From the beginning, our Company has succeeded on the skill, experience, and creative contributions of its people. At the same time, we operate in an industry that has lost over half of its workforce during the last twenty years and continues to suffer from an immeasurable drain of institutional knowledge. Thankfully, that is not the case at Helmerich & Payne, Inc. We are stronger and more talented throughout the organization than ever before. No annual report can capture the enterprise value found in the culture, shared values, and loyalty of its people. Perhaps that story is best told by customers, partners, suppliers, and competitors who know us best and with whom we earn our reputation everyday. As the calendar turns to the year 2000, your Company is confident and excited about the future.


                                             Sincerely,

                                             /s/ HANS HELMERICH

                                             Hans Helmerich
December 15, 1999                                 President

 DRILLING HELMERICH & PAYNE INTERNATIONAL DRILLING CO.


SUMMARY Helmerich & Payne International Drilling Co. is a leading drilling contractor with a fleet of 89 drilling rigs worldwide. The Company owns 79 land rigs, 40 of which were located in the United States at year-end, and 39 located in the countries of Venezuela (18), Colombia (10), Bolivia (5), Ecuador (4), and Argentina (2). Additionally, the Company owns 10 offshore platform rigs in the Gulf of Mexico and jointly owns, with Atwood Oceanics, Inc., an offshore platform rig located in Australia. Helmerich & Payne International Drilling Co. also provides management services for two Exxon-owned platform rigs operating offshore California.

Low oil prices had a considerable negative impact on the financial performance of the Company, as well as on the contract drilling industry worldwide. Total contract drilling revenues slipped eight percent in 1999, interrupting a string of consecutive increases which began over a decade ago in 1987. Earnings before interest, taxes, depreciation, and amortization (EBITDA) fell ten percent to $127.3 million, and pre-tax operating profit fell to $60 million, from $86.7 million in 1998.

INTERNATIONAL OPERATIONS Rig utilization fell to an average of 53 percent in 1999, compared to 88 percent in 1998. The Company's Venezuelan operation was the hardest hit during the year as rig activity fell to less than half of the previous year's level, resulting in revenue and EBITDA declines of 55 percent and 65 percent, respectively, in that country. As a leading member of OPEC, Venezuela sharply curtailed production and development activities in its effort to adhere to the revised quota arrangement set forth by the cartel. During 1999, the Company transferred four land rigs and one offshore platform rig from Venezuela to the United

States. One of the land rigs and the platform rig began working in the U.S. market during 1999, and another land rig is committed to stay in the U.S. Out of the two remaining land rigs, one was returned to Venezuela in November after refurbishment, and the other will return to the international market at the earliest opportunity.

The Company's operations in Colombia also slowed, with revenues and EBITDA there decreasing 23 percent and 18 percent, respectively. Improvements in the Venezuelan and Colombian drilling markets will likely correlate highly with the health of the world oil market. Additionally, both of these countries grapple with considerable socioeconomic and political challenges, which could also have a significant impact on the speed at which oil exploration and development activities resume to levels the Company has experienced in years past.

Increased activity in Argentina and Bolivia helped offset part of the decline experienced internationally in 1999. A significant portion of the drilling in Argentina and Bolivia is aimed at developing natural gas supplies for growing markets in the southern cone region of South America.

The Company completed the rig construction phase of Mobil's Jade project, which made a significant contribution to revenues and EBITDA during 1999. Separately, Helmerich & Payne International Drilling Co. was awarded a management contract for the Jade offshore platform, which is scheduled to begin early in calendar year 2000 in Equatorial Guinea, West Africa.

UNITED STATES OPERATIONS The weak crude oil market also factored into the U.S. drilling market during

1999, resulting in lower activity levels and dayrates. Utilization averaged 75 percent in 1999, compared with 95 percent in 1998. Lower activity, coupled with decreased dayrates, caused domestic land drilling revenues and EBITDA to decline by 26 percent and 64 percent, respectively. The U.S. land drilling market is becoming increasingly skewed toward natural gas, so future activity levels are likely to become more dependent on the price of this commodity and less on the price of crude oil. During 1999, the Company's active rigs drilled almost exclusively for natural gas.

The Company's ten offshore platform rigs remained highly active through most of the year, averaging a utilization rate of 95 percent. Domestic offshore revenues and EBITDA increased 24 percent and 39 percent, respectively, over the 1998 level.

OUTLOOK Two important factors drive the Company's operating strategy going forward. First, financial strength and flexibility are important in an industry where cycles are as severe as the one recently experienced. Second, customers will increasingly demand better rig equipment and technology, and higher standards for safety and operating performance in their drilling programs. Even under depressed industry conditions, when the dayrate seems to reign as the paramount component in a bid, the Company has quantified the significant impact that quality performance can have on the ultimate cost of a well. Safety and training programs, high standards for rig maintenance, and design, engineering, and construction experience are in and of themselves sound investments. The return on these investments comes in new projects, solid, long-term customer relationships, a well-recognized reputation for quality performance, and the highest rig utilization among our peers in key drilling markets.

 EXPLORATION & PRODUCTION HELMERICH & PAYNE, INC.


SUMMARY Helmerich & Payne, Inc. explores for and produces crude oil and natural gas primarily in the states of Kansas, Louisiana, Oklahoma, and Texas. Additionally, the Company provides natural gas marketing services through its wholly-owned subsidiary, Helmerich & Payne Energy Services, Inc.

Helmerich & Payne, Inc. produced an average of 1,779 barrels of oil per day in 1999, compared with 1,921 barrels per day in 1998. Although oil prices fell in 1999 to their lowest point in many years, the average price the Company received declined only slightly to $14.60 per barrel, from $14.74 per barrel in 1998. Natural gas production increased to 121,206 thousand cubic feet (Mcf) per day, from 117,431 Mcf per day. The average price received for natural gas fell ten percent to $1.83 per Mcf, from $2.04 per Mcf in 1998. Reductions in both oil production and natural gas prices pushed revenues down three percent, to $96 million. Additionally, higher depreciation, geophysical, and lease abandonment expenses reduced operating profit to $11.2 million in 1999, compared with $28.1 million in 1998.

NATURAL GAS MARKETING Helmerich & Payne Energy Services, Inc. realized a three percent increase in revenues and an 83 percent increase in operating profit in 1999. The dramatic increase in operating profit resulted from favorable forward prices contracted on a small portion of marketed production prior to last year's mild winter.

EXPLORATION ACTIVITIES Helmerich & Payne, Inc. participated in the drilling of 49 (23.9 net) wells in 1999, of which 33 (15.5 net) were completed as natural gas wells, two (1.3 net) as oil wells, and 14 (7.1 net) as dry holes. A total of 15 (5.5 net) wells were exploratory and the remaining 34 (18.4 net) were development wells. Proved reserves at year-end were 4.8 million barrels of oil and 239.6 billion cubic feet (Bcf) of natural gas.

Over the past two years, the Company has focused on prospect development utilizing 3D seismic technology. The Company is presently involved in a number of 3D seismic surveys covering over 850 square miles in Texas and Louisiana. Three of these surveys encompassed 185 square miles in Jefferson County, Texas, where the Company has an acreage position with working interests ranging from 54 percent to 66 percent. Four successful wells were drilled in this area during 1999. The Company also participated in 65 square miles of 3D seismic in West Texas and a 94 square mile survey in Galveston County, Texas. Five wells were drilled on these prospects in 1999; two of four Galveston County wells were successful and the West Texas well was in progress at year-end. The Company also participated in a 200 square mile, 3D seismic survey on another south Texas prospect where a wildcat well was drilling at year-end. The Company could potentially participate in more than 20 wells in its Texas prospect areas alone during the first half of fiscal 2000.

In Louisiana, the Company purchased a 42 percent working interest in a prospect in Calcasieu Parish, as well as 50 square miles of 3D seismic in the area. At calendar year-end, the first wildcat well was nearing completion and a second well was about to spud.

OUTLOOK Due to the nature of the exploration business, many projects can take years to come to fruition. This makes it challenging to gauge the overall success of an effort, particularly when looking at annual reserve replacement and finding cost data. Over the past two years, the Company has invested almost $35 million in acreage and seismic to develop a larger and more technologically-focused portfolio of promising prospects. With this significant amount of spadework completed, the Company is poised to participate in more exploratory drilling in fiscal 2000 than it has in several years.

 Revenues and Operating Profit by Business Segments HELMERICH & PAYNE, INC.


                 Years Ended September 30,      1999       1998         1997
                                             ---------   ---------   ---------
                                                       (in thousands)
SALES AND OTHER REVENUES:
   Contract Drilling - Domestic ..........   $ 213,647   $ 177,059   $ 140,294
   Contract Drilling - International .....     182,987     253,072     176,651
                                             ---------   ---------   ---------
      Total Contract Drilling ............     396,634     430,131     316,945
                                             ---------   ---------   ---------

   Exploration and Production ............      95,953      98,696     111,512
   Natural Gas Marketing .................      55,259      53,499      69,015
                                             ---------   ---------   ---------
      Total Oil and Gas Operations .......     151,212     152,195     180,527
                                             ---------   ---------   ---------

   Real Estate ...........................       8,671       8,922       8,641
   Other .................................       7,802      45,392      11,746
                                             ---------   ---------   ---------

Total Revenues ...........................   $ 564,319   $ 636,640   $ 517,859
                                             =========   =========   =========

OPERATING PROFIT:
   Contract Drilling - Domestic ..........   $  30,154   $  35,817   $  24,437
   Contract Drilling - International .....      29,845      50,834      43,118
                                             ---------   ---------   ---------
      Total Contract Drilling ............      59,999      86,651      67,555
                                             ---------   ---------   ---------

   Exploration and Production ............      11,245      28,088      55,191
   Natural Gas Marketing .................       4,418       2,418       3,363
                                             ---------   ---------   ---------
      Total Oil and Gas Operations .......      15,663      30,506      58,554
                                             ---------   ---------   ---------

   Real Estate ...........................       5,338       5,371       5,615
                                             ---------   ---------   ---------
      Total Operating Profit .............      81,000     122,528     131,724
                                             ---------   ---------   ---------
OTHER:
   Income from investments ...............       7,757      44,603      11,437
   General and administrative expense ....     (14,198)    (11,762)     (9,346)
   Interest expense ......................      (6,481)       (942)     (4,212)
   Corporate depreciation ................      (1,565)     (1,280)       (919)
   Other corporate expense ...............      (1,575)       (927)     (1,269)
                                             ---------   ---------   ---------
      Total Other ........................     (16,062)     29,692      (4,309)
                                             ---------   ---------   ---------
INCOME BEFORE INCOME TAXES AND
   EQUITY IN INCOME OF AFFILIATE .........   $  64,938   $ 152,220   $ 127,415
                                             =========   =========   =========


--------------------------------------------------------------------------------
Note: See Note 13 (pages 31 and 32) for complete segment disclosure.

Management's Discussion & Analysis of
Results of Operations and Financial Condition

HELMERICH & PAYNE, INC.


RISK FACTORS AND FORWARD-LOOKING STATEMENTS

The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere herein. The Company's future operating results may be affected by various trends and factors, which are beyond the Company's control. These include, among other factors, fluctuations in oil and natural gas prices, expiration or termination of drilling contracts, currency exchange gains and losses, changes in general economic conditions, rapid or unexpected changes in technologies, and uncertain business conditions that affect the Company's businesses. Accordingly, past results and trends should not be used by investors to anticipate future results or trends.

With the exception of historical information, the matters discussed in Management's Discussion & Analysis of Results of Operations and Financial Condition include forward-looking statements. These forward-looking statements are based on various assumptions. The Company cautions that, while it believes such assumptions to be reasonable and makes them in good faith, assumed facts almost always vary from actual results. The differences between assumed facts and actual results can be material. The Company is including this cautionary statement to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by, or on behalf of, the Company. The factors identified in this cautionary statement are important factors (but not necessarily all important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company.

RESULTS OF OPERATIONS

All per share amounts included in the Results of Operations discussion are stated on a diluted basis. Helmerich & Payne, Inc.'s net income for 1999 was $42,788,000 ($0.86 per share), compared with net income of $101,154,000 ($2.00 per share) in 1998, and $84,186,000 ($1.67 per share) in 1997. Included in the Company's net income, but not related to its operations, were after-tax gains from the sale of investment securities of $1,562,000 ($0.03 per share) in 1999, $23,417,000 ($0.46 per share) in 1998, and $2,870,000 ($0.06 per share) in 1997.
Also included is the Company's portion of income from its equity affiliate, Atwood Oceanics, Inc., which was $0.07 per share in 1999, $0.11 per share in 1998, and $0.05 per share in 1997. Net income also included non-cash charges of $6,237,000 ($0.13 per share) in 1999 and $3,356,000 ($0.07 per share) in 1998 related to the write-down of producing properties in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

Consolidated revenues were $564,319,000 in 1999, $636,640,000 in 1998, and
$517,859,000 in 1997. The 11 percent decline from 1998 to 1999 was primarily due to the $70,085,000 reduction in international contract drilling revenues. An increase in domestic contract drilling revenues of $36,588,000 was offset by a decline in investment revenues of $36,846,000. The 23 percent increase from 1997 to 1998 was due to higher dayrates and utilization in the contract drilling division and higher capital gains from the sales of equity securities. Significant increases in these areas helped offset lower revenues from the Exploration and Production Division due to lower crude oil and natural gas prices.

Revenues from investments were $7,757,000 in 1999, $44,603,000 in 1998, and $11,437,000 in 1997. Included in revenues from investments were pre-tax gains from the sale of investment securities of $2,547,000 in 1999, $38,421,000 in 1998, and $4,697,000 in 1997. Interest income was stable during 1999, 1998, and 1997, but dividend income declined slightly as the Company sold shares of dividend paying stocks during the last two years.

Costs and expenses in 1999 were $499,381,000, 88 percent of revenues, compared with 76 percent in 1998, and 75 percent in 1997. Operating costs, as a percentage of operating revenues, were 60 percent in 1999, 58 percent in 1998, and 55 percent in 1997.

Depreciation, depletion, and amortization (DD&A) expense increased by approximately 24 percent in each of the last two years, due primarily to increases in capital investment made by the Company during the last several years. Also included in DD&A are SFAS 121 impairment charges of $10,059,000 in 1999 and $5,413,000 in 1998. There were no such charges in 1997.

General and administrative expenses increased by 21 percent to $14,198,000 in 1999, compared with $11,762,000 in 1998, and $9,346,000 in 1997. Higher overall payroll costs and additional information technology staffing were primary reasons for the increases the last two years. Because of the impact of foreign taxes, income tax expense rose to 40 percent of pre-tax income in 1999, from 37 percent in 1998, and 36 percent in 1997.

Interest expense rose to $6,481,000 in 1999, from $942,000 in 1998, and $4,212,000 in 1997. Outstanding bank loans rose at the end of 1998 and into the first half of 1999 as the Company completed a substantial capital expenditure program and, in 1998, repurchased some of its stock.

CONTRACT DRILLING DIVISION revenues, which include both domestic and international segment revenues, declined eight percent to $396,634,000 during 1999, from $430,131,000 in 1998. Revenues for 1998 were up 36 percent over the previous year. Division operating profit declined 31 percent to $59,999,000 during 1999, compared with a 28 percent increase from 1997 to 1998.

Domestic segment revenues were $213,647,000 in 1999, $177,059,000 in 1998, and $140,294,000 in 1997. Domestic segment operating profit was $30,154,000 in 1999, $35,817,000 in 1998, and $24,437,000 in 1997. Domestic segment revenues were up for 1999 mainly due to $40,790,000 of revenues from the Mobil Jade rig construction project and increased offshore platform rig revenues. Domestic operating profit was down because of lower land rig utilization and dayrates. However, operating profit for 1999 was bolstered by several non-recurring items such as income from the Jade construction project and from several capital reimbursements from operators for new rig equipment on existing rigs. Approximately $7.5 million of operating profit from these sources will likely not occur in fiscal 2000. Domestic segment revenues and operating profit for 1998 increased over 1997 because of improved dayrates from both U.S. land and offshore rig operations and higher utilization of the Company's offshore platform rigs. Rig utilization for the U.S. land fleet was 69 percent in 1999, 94 percent in 1998, and 99 percent in 1997. Domestic platform rig utilization was 95 percent in 1999, 99 percent in 1998, and 63 percent in 1997. Revenues and operating profit for domestic operations could be lower in 2000 if rig demand remains soft.

International segment revenues fell 28 percent to $182,987,000 during 1999, from $253,072,000 in 1998. Revenues were $176,651,000 in 1997. Operating profit for the international segment declined to $29,845,000 in 1999, from $50,834,000 in 1998, and $43,118,000 in 1997. International rig utilization averaged 53 percent during 1999, 88 percent in 1998, and 91 percent in 1997. Revenues and operating profit increased significantly from 1997 to 1998 due to additional rigs and increased dayrates in Venezuela, Ecuador, Peru, and Bolivia. However, as crude oil prices declined, rig activity and profitability declined rapidly during the last half of 1999, particularly in Venezuela. It is anticipated that during 2000, international revenues and operating profit will be down substantially compared with 1999, because of low rig utilization, dayrates and profit margins, particularly in Venezuela and Colombia.

The Company has international operations in several South American countries. With the exception of Venezuela, the Company's exposure to currency valuation losses is immaterial due to the fact that virtually all billings and payments are in U.S. dollars. In Venezuela, approximately 60 percent of the Company's billings are in U.S. dollars and 40 percent are in bolivars, the local currency. As a result, the Company is exposed to risks of currency devaluation in Venezuela because of the bolivar denominated receivables. During 1999, the Company experienced a loss of $711,566 due to devaluation of the bolivar, compared with a $2,204,000 loss in 1998, and a $579,000 loss in 1997. The Company anticipates additional devaluation losses in Venezuela during 2000, but it is unable to predict the extent of either the devaluation, or its financial impact. Should Venezuela experience a 25 to 50 percent devaluation, Company losses could range from approximately $350,000 to $600,000. Using the same assumptions in 1998 resulted in the Company estimating foreign currency losses in Venezuela for 1999 ranging from $1,500,000 to $2,700,000.

OIL AND GAS DIVISION includes operating results from its Exploration and Production segment, as depicted in the following table, and its Natural Gas Marketing segment.

Exploration & Production                        1999      1998       1997
                                              --------  --------   ---------
Revenues (in 000's) .......................   $ 95,953  $ 98,696   $ 111,512
Operating Profit (in 000's) ...............   $ 11,245  $ 28,088   $  55,191
Natural Gas Production (mmcf per day) .....      121.2     117.4       110.9
Average Natural Gas Price (per mcf) .......   $   1.83  $   2.04   $    2.23
Crude Oil Production (barrels per day) ....      1,779     1,921       2,700
Average Crude Oil Price (per barrel) ......   $  14.60  $  14.74       20.77

Exploration and Production segment revenues and operating profit have declined the past two years as both crude oil and natural gas prices have fallen. Natural gas production increased slightly over the last two years, while oil production has decreased substantially. Much of the decline in oil production was due to the sale of the Company's, Austin Chalk production in the first quarter of 1998.

Operating profit has been impacted the last three years by the Company's efforts to increase the quantity and quality of its exploration projects. Accordingly, geophysical expense and reserve for capitalized costs of undeveloped leases have increased. Also, the Company incurred pre-tax impairment charges as required by SFAS 121 of $10,059,000 in 1999 and $5,413,000 in 1998. No impairment charges were incurred in 1997.

During 2000, the Company intends to increase its capital spending over the previous year in order to participate in more exploratory opportunities. Therefore, operating profit for the coming year will be impacted by the results of those efforts. Geophysical expense, reserve for capitalized costs of undeveloped leases, and dry hole expense could be higher as a result of more exploration activity. Also, it is difficult to predict the movement of crude oil and natural gas prices and their impact on operating profit.

The Company's Natural Gas Marketing segment, Helmerich & Payne Energy Services, Inc., (HPESI) derives most of its revenues from selling natural gas produced by other unaffiliated companies. Total Natural Gas Marketing segment revenues were $55,259,000 in 1999, $53,499,000 in 1998, and $69,015,000 in 1997. Operating
profit was $4,418,000 in 1999, $2,418,000 in 1998, and $3,363,000 in 1997. Most
of the natural gas owned and produced by the Exploration and Production segment is sold through HPESI to third parties at variable prices based on industry pricing publications or exchange quotations. Revenues for the Company's own natural gas production are reported by the Exploration and Production segment with the Natural Gas Marketing segment retaining a market-based fee from the sale of such production. HPESI sells most of its natural gas with monthly or daily contracts tied to industry market indices, such as Inside FERC Gas Market Report. The Company, through HPESI, has natural gas delivery commitments for periods of less than a year for approximately 35 percent of its total natural gas production. At times, HPESI may enter into fixed price natural gas sales contracts on a small portion (less than ten percent) of its natural gas sales for periods of less than twelve months to guarantee a certain price. In 1999, HPESI had approximately 2.3 percent of its natural gas sales portfolio dedicated to such fixed price contracts. As of September 30, 1999, HPESI had fixed price contracts for approximately 10 percent of its projected monthly sales for the months of November, 1999 through March, 2000, and fixed price contracts for less than four percent of its projected sales for the remainder of fiscal year 2000. There were no fixed price contracts in effect at September 30, 1998.

REAL ESTATE DIVISION revenues totaled $8,671,000 for 1999, $8,922,000 for 1998, and $8,641,000 for 1997. Operating profit was $5,338,000 in 1999, $5,371,000 in
1998, and $5,615,000 in 1997. The general economy in Tulsa continued to grow during the year resulting in occupancy rates, revenues, and operating profit remaining strong. Revenues and operating profit for 1997 also reflected the sale of a small parcel of land for a gain of $400,000. No material changes are anticipated in the Real Estate Division in 2000.

YEAR 2000 COMPLIANCE

The Company's State of Readiness

THE FOLLOWING INFORMATION SHALL CONSTITUTE THE COMPANY'S "YEAR 2000 READINESS DISCLOSURE" WITHIN THE MEANING OF THE YEAR 2000 INFORMATION READINESS ACT.

The Company has undertaken various initiatives in an attempt to ensure that its hardware, software and equipment will function properly with respect to dates before and after January 1, 2000. For this purpose, the phrase "hardware, software and equipment" includes systems that are commonly thought of as Information Technology ("IT") systems, as well as those Non-Information Technology ("Non-IT") systems and equipment that include embedded technology. IT systems include computer hardware and software, and other related systems. Non-IT systems include certain oil and gas drilling and production equipment, security systems and other miscellaneous systems. The Non-IT systems present the greatest compliance challenge since identification of embedded technology is difficult and because the Company is, to a great extent, reliant on third parties for Non-IT compliance.

The Company has formed a Year 2000 ("Y2K") Project team that is chaired by the Director of IT. The team includes IT staff, corporate staff and representatives from the Company's business units. The Company has organized its compliance efforts into a four-phase approach as follows:

Phase 1: Identification - Identify and inventory mission critical components of Company operations and systems that may be affected.

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

The following represents the status of the Company's IT and Non-IT Y2K
Compliance:


                                                          STATUS OF
IT                                                        COMPLETION
o   Core accounting and operational                      Phases 1, 2, 3 & 4
    (mainframe) systems                                  Completed

o   Human Resources & Payroll Systems                    Phases 1, 2, 3 & 4
                                                         Completed

o   Network                                              Phases 1, 2, 3 & 4
                                                         Completed

o   Desktop Computer Hardware                            Phases 1, 2, 3 & 4
                                                         Completed

o   Standard Company Desktop
    Computer Software                                    Phases 1, 2, 3 & 4
                                                         Completed

o   Business Unit User Software                          Phases 1, 2, 3 & 4
                                                         Completed

NON-IT

o   Systems and Equipment                                Phases 1, 2, 3 & 4
                                                         Completed



As reflected in the above table, the Company has completed the process of identifying embedded technology and determining the extent to which such technology is Y2K compliant. As part of this process, the Company mailed letters to its significant vendors and service providers to confirm that the products and services purchased from or by such entities are Y2K compliant. Also, the Company has obtained information from significant customers regarding the extent to which Y2K issues may affect the amount of business the Company currently conducts with such customers. As a result of these activities, the Company conducted discussions with the vendors or manufacturers of such mission critical equipment to determine the most effective solutions to Y2K compliance issues.

The Cost to Address Y2K Issues

The cost of the Company's Y2K compliance Project was approximately $800,000 which was well below the $1,000,000 budgeted for this purpose. This cost included costs of employees working on the Y2K Project. Costs for new hardware and equipment are being capitalized, and other costs were expensed as incurred. The costs relating to the Company's Y2K Project were paid from the Company's general funds. This expenditure mainly relates to repair, upgrading or replacement of existing software and hardware, and solicitation and evaluation of information received from significant vendors, service providers, or customers. The total cost included the costs of independent consultants engaged to review selected Y2K issues.

The Company's Contingency Plan

The Company has refined its contingency plans on a business unit and departmental basis. These contingency plans include, but are not limited to: backup and recovery procedures for IT Systems; remediation of existing systems or equipment; installation of new systems or equipment; stockpiling of Y2K compliant goods and supplies; stockpiling old equipment which does not contain embedded technology; replacement of current services with temporary manual processes; finding non-technological alternatives or sources for information; or identification of alternative customers, suppliers or outsourcing subcontractors who stand ready to receive or provide critical goods, equipment and services. The Company has engaged a computer recovery services contractor as a source of alternative computer systems as part of its contingency plan.

The Risks of The Company's Y2K Issues

The Company completed an analysis of the operational problems and costs (including loss of revenues) that would be reasonably likely to result from the failure by the Company and certain third parties to complete efforts necessary to achieve Y2K compliance on a timely basis. The Company presently believes that the Y2K issue will not pose significant operational problems for the Company. However, if all significant Y2K issues were not properly identified or assessed, there can be no assurance that the Y2K issue will not materially and adversely impact the Company's results of operations, liquidity and financial condition or materially and adversely affect the Company's relationships with customers, vendors, or others. Additionally, there can be no assurance that the lack of Y2K compliance by other entities will not have a material and adverse impact on the Company's operations or financial condition.

The preceding Y2K disclosure is based upon certain forward-looking information. This forward-looking information is based on Management's good faith estimates. These estimates were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third-party plans and other factors. Due to the general uncertainty inherent in Y2K issues, including the uncertainty of third party Y2K compliance, the Company cannot ensure its ability to timely and cost-effectively resolve problems associated with Y2K issues that may affect its operations and business, or expose it to third party liability.

LIQUIDITY AND CAPITAL RESOURCES

The Company's capital spending for 1999 was $122,951,000, less than half of 1998 capital expenditures of $266,299,000, and 24 percent less than the $161,177,000 spent in 1997. Net cash provided from operating activities for those same time periods were $158,694,000 in 1999, $113,533,000 in 1998, and $165,568,000 in
1997. In addition to the net cash provided by operating activities, the Company also generated net proceeds from the sale of portfolio securities of $2,803,000 in 1999, $73,949,000 in 1998, and $8,557,000 in 1997. In June 1998, the board of directors authorized the Company to repurchase up to 2,000,000 shares of its own stock during a period of one year. A total of 999,100 shares were repurchased in 1998 at a total cost of $19,112,000. The Company plans to increase capital spending during 2000 in its Exploration and Production segment. The increase will likely be offset by a decrease in capital spending in the Company's Contract Drilling Division. The potential for new contract drilling projects requiring large amounts of capital is difficult to predict at this time.

Due to the need for additional funds during 1998 resulting from a reduction in operating cash flow, a significant increase in capital expenditures, and the stock buyback program, the Company increased its available short-term lines of credit and obtained long-term financing. On September 30, 1999, the Company had $5 million in short-term debt borrowings, which had a weighted average maturity of 19 days and a weighted average interest rate of approximately 5.73 percent. As further described in Note 2 of Notes to Consolidated Financial Statements, in October 1998, the Company obtained an additional $50 million in long-term debt proceeds which was used to pay off a portion of its short-term borrowings. The $50 million of long-term debt matures in October 2003. The interest rate on this debt fluctuates based on 30-day London Interbank Offered Rate (LIBOR), however, simultaneous to receiving the $50 million in long-term debt proceeds, the Company entered into a $50 million interest rate swap agreement with a major national bank. The swap effectively fixes the interest rate on this facility at
5.38 percent for the entire 5-year term of the note. The estimated fair value of the interest rate swap is $2,574,000 at September 30, 1999. The Company's interest rate risk exposure is limited to its short-term borrowings and results predominately from fluctuations in short-term interest rates as measured by 30-day LIBOR. The Company generally borrows for 30-day time periods, and can fix its interest rate for 30-day increments at spreads ranging from 35 to 50 basis points over LIBOR.

The strength of the Company's balance sheet is substantial, with current ratios for 1999 and 1998 at 2.2 and 1.5, respectively, and with total bank borrowings only 5 percent of total assets at September 30, 1999. Additionally, the Company manages a large portfolio of marketable securities that, at the close of 1999, had a market value of $289,005,000, with a cost basis of $117,214,000. The portfolio, heavily weighted in energy stocks, is subject to fluctuation in the market and may vary considerably over time. The portfolio is marked to market on the Company's balance sheet for each reporting period. During 1999, the Company paid a dividend of $0.28 per share, or a total of $13,849,000, representing the 28th consecutive year of dividend increases.

--------------------------------------------------------------------------------
Stock Portfolio Held by the Company
--------------------------------------------------------------------------------
                                        Number of
                   September 30, 1999     Shares     Book Value  Market Value
                   ------------------   ----------   ----------  ------------
                                         (in thousands, except share amounts)
Occidental Petroleum Corporation ....    1,000,000   $   23,775  $    23,125
Atwood Oceanics, Inc. ...............    3,000,000       41,157       91,687
Schlumberger, Ltd. ..................    1,480,000       23,511       92,223
Sunoco, Inc. ........................      312,546        3,192        8,556
Phillips Petroleum Company ..........      240,000        5,976       11,700
Bank One Corporation ................      175,000        1,969        6,092
Kerr-McGee Corporation ..............      184,500        4,899       10,159
ONEOK, Inc. .........................      225,000        2,751        6,820
Other ...............................                     9,984       38,643
                                                     ----------  -----------
            Total ...................                $  117,214  $   289,005
                                                     ==========  ===========

CONSOLIDATED BALANCE SHEETS
HELMERICH & PAYNE, INC.
---------------------------

ASSETS

                                                           September 30,      1999         1998
------------------------------------------------------------------------   ----------   ----------
                                                                                (in thousands)
CURRENT ASSETS:


         Cash and cash equivalents .....................................   $   21,758   $   24,476
         Accounts receivable, less reserve of $2,908 and $1,908 ........       99,598      119,395
         Inventories ...................................................       25,187       25,401
         Prepaid expenses and other ....................................       14,081       15,073
                                                                           ----------   ----------
                  Total current assets .................................      160,624      184,345
                                                                           ----------   ----------


INVESTMENTS ............................................................      238,475      200,400
                                                                           ----------   ----------


PROPERTY, PLANT AND EQUIPMENT, at cost:


         Contract drilling equipment ...................................      881,269      829,217
         Oil and gas properties ........................................      446,889      435,747
         Real estate properties ........................................       49,065       48,451
         Other .........................................................       71,139       65,120
                                                                           ----------   ----------
                                                                            1,448,362    1,378,535
         Less--Accumulated depreciation, depletion and amortization ....      757,147      686,164
                                                                           ----------   ----------
             Net property, plant and equipment .........................      691,215      692,371
                                                                           ----------   ----------

OTHER ASSETS ...........................................................       19,385       13,314
                                                                           ----------   ----------

TOTAL ASSETS ...........................................................   $1,109,699   $1,090,430
                                                                           ----------   ----------




--------------------------------------------------------------------------------
The accompanying notes are an integral part of these statements.

LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                                    September 30,      1999           1998
                                                                                                    -----------    -----------
                                                                                                         (in thousands,
                                                                                                       except share data)
CURRENT LIABILITIES:


  Accounts payable ..............................................................................   $    25,704    $    41,851
  Accrued liabilities ...........................................................................        41,200         38,833
  Notes payable .................................................................................         5,000         44,800
                                                                                                    -----------    -----------
        Total current liabilities ...............................................................        71,904        125,484
                                                                                                    -----------    -----------

NONCURRENT LIABILITIES:

  Long-term notes payable .......................................................................        50,000         50,000
  Deferred income taxes .........................................................................       116,588        103,469
  Other .........................................................................................        23,098         18,329
                                                                                                    -----------    -----------
        Total noncurrent liabilities ............................................................       189,686        171,798
                                                                                                    -----------    -----------



SHAREHOLDERS' EQUITY:

  Common stock, $.10 par value, 80,000,000 shares authorized,
    53,528,952 shares issued ....................................................................         5,353          5,353
  Preferred stock, no par value, 1,000,000 shares authorized,
     no shares issued ...........................................................................            --             --
  Additional paid-in capital ....................................................................        61,411         59,004
  Retained earnings .............................................................................       745,956        716,875
  Unearned compensation .........................................................................        (4,487)        (5,605)
  Accumulated other comprehensive income ........................................................        75,182         54,689
                                                                                                    -----------    -----------
                                                                                                        883,415        830,316
  Less treasury stock, 3,903,286 shares in 1999 and 4,146,120 shares in 1998, at cost ...........        35,306         37,168
                                                                                                    -----------    -----------
        Total shareholders' equity ..............................................................       848,109        793,148
                                                                                                    -----------    -----------



TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ......................................................   $ 1,109,699    $ 1,090,430
                                                                                                    ===========    ===========


--------------------------------------------------------------------------------
The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

HELMERICH & PAYNE, INC.


                             Years Ended September 30,     1999       1998        1997
                                                         --------   --------   --------
                                                                 (in thousands,
                                                            except per share amounts)
REVENUES:
         Sales and other operating revenues ..........   $556,562   $592,037   $506,422
         Income from investments .....................      7,757     44,603     11,437
                                                         --------   --------   --------
                                                          564,319    636,640    517,859
                                                         --------   --------   --------

COSTS AND EXPENSES:
         Operating costs .............................    332,330    346,066    276,094
         Depreciation, depletion and amortization ....    109,167     88,350     71,691
         Dry holes and abandonments ..................     11,727     11,572      7,783
         Taxes, other than income taxes ..............     25,478     25,728     21,318
         General and administrative ..................     14,198     11,762      9,346
         Interest ....................................      6,481        942      4,212
                                                         --------   --------   --------
                                                          499,381    484,420    390,444
                                                         --------   --------   --------
INCOME BEFORE INCOME TAXES AND
         EQUITY IN INCOME OF AFFILIATE ...............     64,938    152,220    127,415

INCOME TAX EXPENSE ...................................     25,706     56,677     45,511

EQUITY IN INCOME OF AFFILIATE
         net of income taxes .........................      3,556      5,611      2,282
                                                         --------   --------   --------

NET INCOME ...........................................   $ 42,788   $101,154   $ 84,186
                                                         ========   ========   ========
EARNINGS PER COMMON SHARE:
         BASIC .......................................   $   0.87   $   2.03   $   1.69
         DILUTED .....................................   $   0.86   $   2.00   $   1.67

AVERAGE COMMON SHARES OUTSTANDING:
         BASIC .......................................     49,243     49,948     49,779
         DILUTED .....................................     49,817     50,565     50,561


--------------------------------------------------------------------------------
The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

HELMERICH & PAYNE, INC.


                                               Common Stock        Additional
                                          ----------------------    Paid-in    Unearned      Retained
                                           Shares      Amount       Capital   Compensation   Earnings
                                          -------- -------------   ---------  ------------  ----------
Balance, Sept. 30, 1996 ................      53,529  $    5,353   $  47,734  $             $  557,543

Comprehensive Income:
 Net Income ............................          --          --          --          --       84,186
 Other comprehensive income,
  net of tax unrealized gains on
  available-for-sale securities ........          --          --          --          --           --
Comprehensive income ...................          --          --          --          --           --

Cash dividends ($.26 per share) ........          --          --          --          --      (12,987)
Exercise of Stock Options ..............          --          --       3,306          --           --
Lapse of restrictions on
  Restricted Stock Awards ..............          --          --         276          --           --
Amortization of deferred
  Compensation .........................          --          --          --          --          820
                                          ----------  ----------   ---------   ---------   ----------
Balance, Sept. 30, 1997 ................      53,529       5,353      51,316          --      629,562

Comprehensive Income:
  Net Income ...........................          --          --          --          --      101,154
  Other comprehensive loss, net of
   tax--unrealized losses on
   available-for-sale securities .......          --          --          --          --           --
Comprehensive income ...................          --          --          --          --           --

Cash dividends ($.275 per share) .......          --          --          --          --      (14,007)
Exercise of Stock Options ..............          --          --       1,833          --           --
Purchase of stock for treasury .........          --          --          --          --           --
Lapse of restrictions on
 Restricted Stock Awards ...............          --          --          98          --           --
Stock issued under Restricted
 Stock Award Plan ......................          --          --       5,757      (6,791)          --
Amortization of deferred
 Compensation ..........................          --          --          --       1,186          166
                                          ----------  ----------   ---------   ---------   ----------
Balance, Sept. 30, 1998 ................      53,529       5,353      59,004      (5,605)     716,875

Comprehensive Income:
 Net Income ............................          --          --          --          --       42,788
 Other comprehensive income,
  net of tax unrealized gains on
  available-for-sale securities ........          --          --          --          --           --
Comprehensive income ...................          --          --          --          --           --

Cash dividends ($.28 per share) ........          --          --          --          --      (13,866)
Exercise of Stock Options ..............          --          --       2,201          --           --
Lapse of restrictions on
 Restricted Stock Awards ...............          --          --          69          --           --
Stock issued under Restricted
 Stock Award Plan ......................          --          --         137        (289)          --
Amortization of deferred
 Compensation ..........................          --          --          --       1,407          159
                                          ----------  ----------   ---------   ---------   ----------
Balance, Sept. 30, 1999 ................      53,529  $    5,353   $  61,411   $  (4,487)  $  745,956
                                          ==========  ==========   =========   =========   ==========

                                                                   Accumulated
                                              Treasury Stock         Other
                                          ----------------------  Comprehensive
                                            Shares      Amount    Income (Loss)    Total
                                          ---------    ---------  -------------  ---------
                                              (in thousands, except per share amounts)
Balance, Sept. 30, 1996 ................      3,758    $ (21,210) $      56,550  $ 645,970

Comprehensive Income:
 Net Income ............................         --           --             --     84,186
 Other comprehensive income,
  net of tax unrealized gains on
  available-for-sale securities ........         --           --         57,904     57,904
                                                                                 ---------
Comprehensive income ...................         --           --             --    142,090
                                                                                 ---------
Cash dividends ($.26 per share) ........         --           --             --    (12,987)
Exercise of Stock Options ..............       (257)       1,105             --      4,411
Lapse of restrictions on
  Restricted Stock Awards ..............         --           --             --        276
Amortization of deferred
  Compensation .........................         --           --             --        820
                                          ---------    ---------  -------------  ---------
Balance, Sept. 30, 1997 ................      3,501      (20,105)       114,454    780,580

Comprehensive Income:
  Net Income ...........................         --           --             --    101,154
  Other comprehensive loss, net of
   tax--unrealized losses on
   available-for-sale securities .......         --           --        (59,765)   (59,765)
                                                                                 ---------
Comprehensive income ...................         --           --             --     41,389
                                                                                 ---------
Cash dividends ($.275 per share) .......         --           --             --    (14,007)
Exercise of Stock Options ..............       (174)       1,015             --      2,848
Purchase of stock for treasury .........        999      (19,112)            --    (19,112)
Lapse of restrictions on
 Restricted Stock Awards ...............         --           --             --         98
Stock issued under Restricted
 Stock Award Plan ......................       (180)       1,034             --         --
Amortization of deferred
 Compensation ..........................         --           --             --      1,352
                                          ---------    ---------  -------------  ---------
Balance, Sept. 30, 1998 ................      4,146      (37,168)        54,689    793,148

Comprehensive Income:
 Net Income ............................         --           --             --     42,788
 Other comprehensive income,
  net of tax unrealized gains on
  available-for-sale securities ........         --           --         20,493     20,493
                                                                                 ---------
Comprehensive income ...................         --           --             --     63,281
                                                                                 ---------
Cash dividends ($.28 per share) ........         --           --             --    (13,866)
Exercise of Stock Options ..............       (226)       1,710             --      3,911
Lapse of restrictions on
 Restricted Stock Awards ...............         --           --             --         69
Stock issued under Restricted
 Stock Award Plan ......................        (17)         152             --         --
Amortization of deferred
 Compensation ..........................         --           --             --      1,566
                                          ---------    ---------  -------------  ---------
Balance, Sept. 30, 1999 ................      3,903    $ (35,306) $      75,182  $ 848,109
                                          =========    =========  =============  =========


--------------------------------------------------------------------------------
The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

HELMERICH & PAYNE, INC.



                                           Years Ended September 30,      1999         1998         1997
                                                                        ---------    ---------    ---------
                                                                                  (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income .........................................................   $  42,788    $ 101,154    $  84,186
                                                                        ---------    ---------    ---------
 Adjustments to reconcile net income to net
   cash provided by operating activities:
      Depreciation, depletion and amortization ......................     109,167       88,350       71,691
      Dry holes and abandonments ....................................      11,727       11,572        7,783
      Equity in income of affiliate before income taxes .............      (5,735)      (9,050)      (3,680)
      Amortization of deferred compensation .........................       1,566        1,352          820
      Gain on sale of securities ....................................      (2,547)     (38,421)      (4,697)
      Gain on sale of property, plant and equipment .................      (6,900)      (2,951)      (4,545)
      Other - net ...................................................       2,148          974        1,897
      Change in assets and liabilities:
         Accounts receivable ........................................      19,797      (20,698)     (23,323)
         Inventories ................................................         214       (5,762)      (2,724)
         Prepaid expenses and other .................................      (5,079)      (4,682)      (5,020)
         Accounts payable ...........................................     (16,147)        (194)      18,619
         Accrued liabilities ........................................       2,367       (8,692)      15,582
         Deferred income taxes ......................................         559       (1,231)       7,506
         Other noncurrent liabilities ...............................       4,769        1,812        1,473
                                                                        ---------    ---------    ---------
                                                                          115,906       12,379       81,382
                                                                        ---------    ---------    ---------
             Net cash provided by operating activities ..............     158,694      113,533      165,568
                                                                        ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures, including dry hole costs .....................    (122,951)    (266,299)    (161,177)
  Proceeds from sale of property, plant and equipment ...............       9,990       15,414        9,432
  Purchase of investments ...........................................        (537)       1,056       (1,404)
  Proceeds from sale of securities ..................................       2,803       73,949        8,557
                                                                        ---------    ---------    ---------
             Net cash used in investing activities ..................    (110,695)    (175,880)    (144,592)
                                                                        ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
         Proceeds from notes payable ................................     102,000      169,800       34,000
         Payments made on notes payable .............................    (141,800)     (80,000)     (34,000)
         Dividends paid .............................................     (13,849)     (13,802)     (12,970)
         Purchases of stock for treasury ............................          --      (19,112)          --
         Proceeds from exercise of stock options ....................       2,932        1,974        3,065
                                                                        ---------    ---------    ---------
             Net cash provided by (used in) financing activities ....     (50,717)      58,860       (9,905)
                                                                        ---------    ---------    ---------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ................      (2,718)      (3,487)      11,071
CASH AND CASH EQUIVALENTS, beginning of period ......................      24,476       27,963       16,892
                                                                        ---------    ---------    ---------
CASH AND CASH EQUIVALENTS, end of period ............................   $  21,758    $  24,476    $  27,963
                                                                        =========    =========    =========


--------------------------------------------------------------------------------
The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HELMERICH & PAYNE, INC.                        September 30, 1999,1998 and 1997



NOTE 1  SUMMARY OF ACCOUNTING POLICIES


CONSOLIDATION -
The consolidated financial statements include the accounts of Helmerich & Payne, Inc. (the Company), and all of its wholly-owned subsidiaries. Fiscal years of the Company's foreign consolidated operations end on August 31 to facilitate reporting of consolidated results.


TRANSLATION OF FOREIGN CURRENCIES -
The Company has determined that the functional currency for its foreign subsidiaries is the U.S. dollar. The foreign currency transaction loss for 1999, 1998 and 1997 was $21,000, $1,953,000 and $452,000, respectively.


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


In accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the Company recognizes impairment losses for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the carrying amount of the asset. In 1999, the Company recognized an impairment charge of approximately $10.1 million for proved Exploration and Production properties which is included in depreciation, depletion and amortization expense. After-tax, the impairment charge reduced 1999 net income by approximately $6.2 million, $0.13 per share on a diluted basis. In 1998, the Company recognized an impairment charge of approximately $5.4 million for proved Exploration and Production properties which is included in depreciation, depletion and amortization expense. After-tax, the impairment charge reduced 1998 net income by approximately $3.4 million, $0.07 per share on a diluted basis. The Company evaluates impairment of exploration and production assets on a field by field basis. Fair value on all long-lived assets are based on discounted future cash flows or information provided by sales and purchases of similar assets.

Substantially all property, plant and equipment other than oil and gas properties is depreciated using the straight-line method based on the following estimated useful lives:

                                             YEARS
                                            -------
Contract drilling equipment ...............    4-10
Real estate buildings and equipment .......   10-50
Other .....................................    3-33

CASH AND CASH EQUIVALENTS -
Cash and cash equivalents consist of cash in banks and investments readily convertible into cash which mature within three months from the date of purchase.

INVENTORIES -
Inventories, primarily materials and supplies, are valued at the lower of cost (moving average or actual) or market.

DRILLING REVENUE -
Contract drilling revenues are comprised primarily of daywork drilling contracts for which the related revenues and expenses are recognized as work progresses. Fiscal 1999 contract drilling revenues also include revenues of $40,790,000 from a rig construction contract for which revenues were recognized based on the percentage-of-completion method, measured by the percentage that incurred costs to date bear to total estimated costs. The rig construction contract was complete by September 30, 1999.

GAS IMBALANCES -
The Company recognizes revenues from gas wells on the sales method, and a liability is recorded for permanent imbalances.

INVESTMENTS -
The cost of securities used in determining realized gains and losses is based on average cost of the security sold.

Investments in companies owned from 20 to 50 percent are accounted for using the equity method with the Company recognizing its proportionate share of the income or loss of each investee. The Company owned approximately 22 percent of Atwood Oceanics, Inc. (Atwood) at both September 30, 1999 and 1998. The quoted market value of the Company's investment was $91,687,500 and $62,437,500 at September 30, 1999 and 1998, respectively. Retained earnings at September 30, 1999 includes approximately $18,697,000 of undistributed earnings of Atwood.

Summarized financial information of Atwood is as follows:


                                                         1999       1998       1997
                                                       --------   --------   --------
                                                                (in thousands)
Gross revenues .....................................   $150,009   $151,809   $ 89,082
Costs and expenses .................................    122,289    112,445     73,463
                                                       --------   --------   --------
Net income .........................................   $ 27,720   $ 39,364   $ 15,619
                                                       ========   ========   ========
Helmerich & Payne, Inc.'s equity in net income,
   net of income taxes .............................   $  3,556   $  5,611   $  2,282
                                                       ========   ========   ========
Current assets .....................................   $ 50,532   $ 51,587   $ 47,961
Noncurrent assets ..................................    243,072    230,150    168,279
Current liabilities ................................     19,013     26,723     19,621
Noncurrent liabilities .............................     82,362     91,248     73,930
Shareholders' equity ...............................    192,229    163,766    122,689
                                                       ========   ========   ========
Helmerich & Payne, Inc.'s investment ...............   $ 41,157   $ 35,422   $ 28,895
                                                       ========   ========   ========


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

EMPLOYEE STOCK-BASED AWARDS -

Employee stock-based awards are accounted for under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related information. Fixed plan common stock options do not result in compensation expense, because the exercise price of the stock equals the market price of the underlying stock on the date of grant.

TREASURY STOCK -

Treasury stock purchases are accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. Gains and losses on the subsequent reissuance of shares are credited or charged to additional paid-in-capital using the average-cost method.

DERIVATIVES -

As described in Note 2, the Company entered into an interest rate swap agreement in fiscal 1999. This agreement involves the exchange of an amount based on a fixed interest rate for an amount based on a variable interest rate without an exchange of the notional amount upon which the payments are based. The difference to be paid or received is accrued and recognized as an adjustment of interest expense. Gains and losses from termination of interest rate swap agreements are deferred and amortized as an adjustment to interest expense over the original term of the terminated swap agreement.

NOTE 2   NOTES PAYABLE AND LONG-TERM DEBT

At September 30, 1999, the Company had committed bank lines totaling $120 million; $50 million expires October 2003 and $70 million expires May 2000. Additionally, the Company had uncommitted credit facilities totaling $60 million. Collectively, the Company had $55 million in outstanding borrowings and outstanding letters of credit totaling $8.4 million against these lines at September 30, 1999. Concurrent with the $50 million borrowing under the facility that expires October 2003, the Company entered into an interest rate swap with a notional value of $50 million. The swap effectively converts this $50 million facility from a floating rate to a fixed effective rate of 5.38 percent. The interest rate swap closely correlates with the terms and maturity of the $50 million facility. Excluding the impact of the interest rate swap, the average interest rate for the borrowings at September 30, 1999, was approximately 5.9 percent. The interest rate swap reduces the average rate to approximately 5.4 percent on year-end borrowings.

Under the various credit agreements, the Company must meet certain requirements regarding levels of debt, net worth and earnings.

NOTE 3   INCOME TAXES

The components of the provision (benefit) for income taxes are as follows:

             Years Ended September 30,    1999          1998        1997
             -------------------------   -------      --------    --------
                                                  (in thousands)
CURRENT:
   Federal ..........................    $ 9,684      $ 36,705    $ 18,582
   Foreign ..........................     15,963        18,728      17,214
   State ............................      1,744         4,751       2,190
                                         -------      --------    --------
                                          27,391        60,184      37,986
                                         -------      --------    --------

DEFERRED:
   Federal                                  (842)       (4,108)      6,349
   Foreign                                  (771)          927         603
   State                                     (72)         (326)        573
                                         -------      --------    --------
                                          (1,685)       (3,507)      7,525
                                         -------      --------    --------
TOTAL PROVISION:                         $25,706      $ 56,677    $ 45,511
                                         =======      ========    ========

The amounts of domestic and foreign income are as follows:

             Years Ended September 30,    1999          1998        1997
             -------------------------   -------      --------    --------
                                                  (in thousands)
INCOME BEFORE INCOME TAXES AND
         EQUITY IN INCOME OF AFFILIATE:
                  Domestic ............  $41,693      $106,228    $ 84,723
                  Foreign .............   23,245        45,992      42,692
                                         -------      --------    --------
                                         $64,938      $152,220    $127,415
                                         =======      ========    ========

Effective income tax rates on income as compared to the U.S. Federal income tax rate are as follows:

                       Years Ended September 30,       1999       1998      1997
                       -------------------------       ----       ----      ----
U.S. Federal income tax rate ........................   35%        35%      35%
Dividends received deduction ........................   (1)         -       (1)
Effect of higher foreign tax rates ..................    5          2        1
Non-conventional fuel source credits utilized .......   (1)         -        -
Other, net ..........................................    2          -        1
                                                        --         --       --
Effective income tax rate ...........................   40%        37%      36%
                                                        ==         ==       ==


The components of the Company's net deferred tax liabilities are as follows:

                                             September 30,        1999        1998
                                                                --------    --------
                                                              (in thousands)
            DEFERRED TAX LIABILITIES:
                     Property, plant and equipment              $ 59,695    $ 59,413
                     Available-for-sale securities                53,651      41,154
                     Pension provision                             3,951       4,602
                     Equity investment                            10,759       9,006
                     Other                                           923          --
                                                                --------    --------
                        Total deferred tax liabilities           128,979     114,175
                                                                --------    --------
            DEFERRED TAX ASSETS:
                     Financial accruals                            8,832       8,853
                     Other                                         3,559       1,853
                                                                --------    --------
                        Total deferred tax assets                 12,391      10,706
                                                                --------    --------
                           NET DEFERRED TAX LIABILITIES         $116,588    $103,469
                                                                ========    ========

NOTE 4   SHAREHOLDERS' EQUITY

In June 1998, the board of directors authorized the repurchase of up to 2,000,000 shares of its common stock in open market or private transactions. The repurchased shares will be held in treasury and used for general corporate purposes including use in the Company's benefit plans. During fiscal 1998, the Company purchased 999,100 shares at a total cost of approximately $19 million. The Company did not purchase any shares in fiscal 1999.

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

The Company has reserved 1,307,638 shares of its treasury stock to satisfy the exercise of stock options issued under the 1982 and 1990 Stock Option Plans. Effective December 4, 1996, additional options are no longer granted under these plans. Options granted under the 1982 plan vest over a period of nine years while options granted under the 1990 plan generally vest over a seven year period. Options granted under both plans become exercisable in increments as outlined in the plans.

In March 1997, the Company adopted the 1996 Stock Incentive Plan (the "Stock Incentive Plan"). The Stock Incentive Plan was effective December 4, 1996, and will terminate December 3, 2006. Under this plan the Company is authorized to grant options for up to 4,000,000 shares of the Company's common stock at an exercise price not less than the fair market value of the common stock on the date of grant. Up to 600,000 shares of the total authorized may be granted to participants as restricted stock awards. Options granted under the 1996 plan vest over a four-year period. On September 30, 1999, 2,537,000 shares were available for grant under the Stock Incentive Plan.

On September 30, 1999, 403,000 shares were available for grant under the Stock Incentive Plan as restricted stock awards. In fiscal 1999 and 1998, 17,000 and 180,000 shares of restricted stock, respectively, were granted at a weighted-average price of $17.00 and $37.73, respectively, which approximated fair market value at the date of grant. Unearned compensation of $289,000 and $6,791,000 for fiscal 1999 and 1998, respectively, is being amortized over a five-year vesting period as compensation expense.

The following summary reflects the stock option activity and related information (shares in thousands):

                                                1999                       1998                       1997
                                         -------------------------   -----------------------    ------------------------
                                                   Weighted-Average          Weighted-Average           Weighted-Average
                                         Options    Exercise Price   Options  Exercise Price    Options   Exercise Price
                                         -------    --------------   -------  --------------    -------   --------------
Outstanding at October 1,                 2,090        $22.09         1,745      $16.44          1,708      $13.63
Granted                                     726         16.81           544       36.84            393       26.07
Exercised                                  (238)        14.28          (175)      12.15           (270)      13.03
Forfeited/Expired                            (4)        13.51           (24)      17.54            (86)      14.89
                                          -----        ------         -----      ------          -----      ------
Outstanding on September 30,              2,574        $21.34         2,090      $22.09          1,745      $16.44
                                          -----        ------         -----      ------          -----      ------
Exercisable on September 30,                782        $20.13           453      $15.63            135      $12.22
                                          -----        ------         -----      ------          -----      ------
Shares available on September 30,
 for options that may be granted          2,537                       3,280                      4,000
                                          -----                       -----                      -----

The following table summarizes information about stock options at September 30, 1999 (shares in thousands):

                                       Outstanding Stock Options               Exercisable Stock Options
                                    -----------------------------------------  -------------------------
                                        Weighted-Average
       Range of                     Remaining Contractural   Weighted-Average            Weighted-Average
    Exercise Prices       Options            Life             Exercise Price   Options    Exercise Price
    ---------------       -------   ----------------------   ----------------  -------   ----------------
$12.00   to       $14.00     812          5.1 years              $13.59          431         $13.42
$14.01   to       $16.50     117          0.9 years              $16.34           66         $16.34
$16.51   to       $26.50   1,105          8.5 years              $19.99          150         $26.06
$26.51   to       $37.00     540          8.2 years              $36.84          135         $36.84
======            ======   =====          =========              ======          ===         ======
$12.00   to       $37.00   2,574          7.0 years              $21.34          782         $20.13
======            ======   =====          =========              ======          ===         ======

The following table reflects pro forma net income and earnings per share had the Company applied the fair value method of SFAS No. 123, "Accounting for Stock-Based Compensation", in measuring compensation cost beginning with 1997 employee stock-based awards.

                  Years Ended September 30,        1999       1998        1997
                  -------------------------        ----       ----        ----
                                              (in thousands, except per share data)
Net Income:
         As reported .........................   $42,788    $101,154    $84,186
         Pro forma ...........................    40,268      99,437     83,531

Basic earnings per share:
         As reported .........................       .87        2.03       1.69
         Pro forma ...........................       .82        1.99       1.68

Diluted earnings per share:
         As reported .........................       .86        2.00       1.67
         Pro forma ...........................       .81        1.97       1.65

These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years.

The weighted-average fair values of options at their grant date during 1999, 1998 and 1997 were $6.81, $14.63, and $9.50, respectively. The estimated fair value of each option granted is calculated using the Black-Scholes option-pricing model. The following summarizes the weighted-average assumptions used in the model:

                                         1999     1998     1997
                                         ----     ----     ----
Expected years until exercise ..........  5.5      7.0      6.7
Expected stock volatility ..............   38%      34%      27%
Dividend yield .........................  1.2%     1.6%     1.0%
Risk-free interest rate ................  6.0%     5.9%     6.1%

On September 30, 1999, the Company had 49,625,666 outstanding common stock purchase rights ("Rights") pursuant to terms of the Rights Agreement dated January 8, 1996. Under the terms of the Rights Agreement each Right entitled the holder thereof to purchase from the Company one half of one unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock ("Preferred Stock"), without par value, at a price of $90 per unit. The exercise price and the number of units of Preferred Stock issuable on exercise of the Rights are subject to adjustment in certain cases to prevent dilution. The Rights will be attached to the common stock certificates and are not exercisable or transferrable apart from the common stock, until 10 business days after a person acquires 15% or more of the outstanding common stock or 10 business days following the commencement of a tender offer or exchange offer that would result in a person owning 15% or more of the outstanding common stock. In the event the Company is acquired in a merger or certain other business combination transactions (including one in which the Company is the surviving corporation), or more than 50% of the Company's assets or earning power is sold or transferred, each holder of a Right shall have the right to receive, upon exercise of the Right, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The Rights are redeemable under certain circumstances at $.01 per Right and will expire, unless earlier redeemed, on January 31, 2006. As long as the Rights are not separately transferrable, the Company will issue one half of one Right with each new share of common stock issued.

NOTE 5  EARNINGS PER SHARE

A reconciliation of the weighted-average common shares outstanding on a basic and diluted basis is as follows:

  (in thousands)                              1999     1998    1997
  --------------                              ----     ----    ----
  Basic weighted-average shares ..........   49,243   49,948   49,779
  Effect of dilutive shares:
     Stock options .......................      561      595      747
     Restricted stock ....................       13       22       35
                                             ------   ------   ------
                                                574      617      782
                                             ------   ------   ------
Diluted weighted-average shares ..........   49,817   50,565   50,561
                                             ======   ======   ======

Restricted stock of 180,000 shares at a weighted-average price of $37.73 and options to purchase 540,000 shares of common stock at a price of $36.84 were outstanding at September 30, 1999, but were not included in the computation of diluted earnings per common share. Inclusion of these shares would be antidilutive, as the exercise prices of the options exceed the average market price of the common shares.

NOTE 6   FINANCIAL INSTRUMENTS

Notes payable bear interest at market rates and are carried at cost which approximates fair value. The estimated fair value of the Company's interest rate swap is $2,574,000 at September 30,1999, based on forward-interest rates derived from the year-end yield curve as calculated by the financial institution that is a counterparty to the swap. The estimated fair value of the Company's available-for-sale securities is primarily based on market quotes.

The following is a summary of available-for-sale securities, which excludes those accounted for under the equity method of accounting (see Note 1):


                                        Gross        Gross      Estimated
                                      Unrealized   Unrealized     Fair
                               Cost     Gains        Losses       Value
                               ----   ----------   ----------   ---------
                                          (in thousands)
 Equity Securities:
    September 30, 1999        $76,057  $122,369      $1,108     $197,318
    September 30, 1998        $76,770  $ 93,364      $5,156     $164,978

During the years ended September 30, 1999, 1998, and 1997, marketable equity available-for-sale securities with a fair value at the date of sale of $2,803,000, $62,792,000 and $8,557,000, respectively, were sold. The gross realized gains on such sales of available-for-sale securities totaled $2,547,000, $30,820,000 and $4,697,000, respectively, and the gross realized losses totaled $0, $1,034,000 and $0 respectively.

NOTE 7   ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The table below presents changes in the components of accumulated other comprehensive income (loss).

                       Years Ended September 30,  1999         1998        1997
                       -------------------------  ----         ----        ----
                                                           (in thousands)
Balance, beginning of period .................  $ 54,689     $114,454    $ 56,550

  Unrealized gains (losses) on
    available-for-sale securities ............    35,600      (66,610)     98,091
  Less: Reclassification adjustment
    for net gains realized in net income .....    (2,547)     (29,786)     (4,697)
                                                --------     --------    --------
       Net unrealized gains (losses) .........    33,053      (96,396)     93,394
  Tax benefit (expense) ......................   (12,560)      36,631     (35,490)
                                                --------     --------    --------
       Net-of-tax amount .....................    20,493      (59,765)     57,904
                                                --------     --------    --------
Balance, end of period .......................  $ 75,182     $ 54,689    $114,454
                                                ========     ========    ========

NOTE 8  EMPLOYEE BENEFIT PLANS

The following tables set forth the Company's disclosures required by SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits".

CHANGE IN BENEFIT OBLIGATION:

                     Years ended September 30,         1999              1998
                     -------------------------         ----              ----
                                                             (in thousands)
  Benefit obligation at beginning of year .........  $ 36,954         $ 33,913
  Service cost ....................................     3,700            2,836
  Interest cost ...................................     2,468            2,430
  Actuarial (gain) loss ...........................    (4,468)             231
  Benefits paid ...................................    (1,659)          (2,456)
                                                     --------         --------
  Benefit obligation at end of year ...............  $ 36,995         $ 36,954
                                                     ========         ========

CHANGE IN PLAN ASSETS:

                       Years Ended September 30,        1999            1998
                                                             (in thousands)
   Fair value of plan assets at beginning of year ..  $ 51,572        $ 53,834
   Actual return on plan assets ....................     8,604             194
   Benefits paid ...................................    (1,659)         (2,456)
                                                      --------        --------
   Fair value of plan assets at end of year ........  $ 58,517        $ 51,572
                                                      ========        ========

   Funded status of the plan .......................  $ 21,522        $ 14,618
   Unrecognized net actuarial gain .................   (10,127)         (1,647)
   Unrecognized prior service cost .................     1,025           1,263
   Unrecognized net transition asset ...............    (1,619)         (2,159)
                                                      --------        --------
   Prepaid benefit cost                               $ 10,801        $ 12,075
                                                      ========        ========

WEIGHTED-AVERAGE ASSUMPTIONS:

         Years Ended September 30,          1999     1998     1997
         -------------------------          ----     ----     ----
  Discount rate                             7.50%    6.75%    7.25%
  Expected return on plan                   9.00%    8.50%    9.00%
  Rate of compensation increase             5.00%    5.00%    5.50%

COMPONENTS OF NET PERIODIC (BENEFIT) COST:

             Years Ended September 30,          1999     1998     1997
             -------------------------          ----     ----     ----
                                                     (in thousands)
  Service cost .............................  $ 3,700  $ 2,836  $ 2,114
  Interest cost ............................    2,468    2,430    1,797
  Expected return on plan assets ...........   (4,606)  (4,542)  (3,592)
  Amortization of prior service cost .......      238      238      239
  Amortization of transition asset .........     (540)    (540)    (540)
  Recognized net actuarial gain ............       14      (65)     (66)
                                              -------  -------  -------
  Net pension expense (credit) .............  $ 1,274  $   357  $   (48)
                                              =======  =======  =======


DEFINED CONTRIBUTION PLAN:

Substantially all employees on the United States payroll of the Company may elect to participate in the Company sponsored Thrift/401(k) Plan by contributing a portion of their earnings. The Company contributes amounts equal to 100 percent of the first five percent of the participant's compensation subject to certain limitations. Expensed Company contributions were $3,315,000, $3,009,000 and $2,255,000 in 1999, 1998 and 1997, respectively.

NOTE 9  ACCRUED LIABILITIES

Accrued liabilities consist of the following:


                     September 30,         1999             1998
                     -------------       --------         --------
                                                (in thousands)
  Royalties payable .................   $   9,625        $   6,997
  Taxes payable - operations ........       6,990            6,502
  Ad valorem tax ....................       7,177            5,907
  Income taxes payable ..............       3,278            4,487
  Workers compensation claims .......       3,122            3,000
  Payroll and employee benefits .....       3,970            5,576
  Other .............................       7,038            6,364
                                         --------         --------
                                         $ 41,200         $ 38,833
                                         ========         ========

NOTE 10    SUPPLEMENTAL CASH FLOW INFORMATION

     Years Ended September 30,   1999       1998      1997
     -------------------------   ----       ----      ----
                                        (in thousands)
  Cash payments:
  Interest paid .............  $  5,705   $  1,721  $    357
  Income taxes paid .........  $ 27,843   $ 61,056  $ 36,347


NOTE 11    RISK FACTORS

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

During fiscal 1999, the Company's rig utilization rate decreased compared to the previous two years primarily as a result of reduced demand caused by a decline in the price of oil. The Company believes that its rig fleet is not currently impaired based on an assessment of future cash flows of the assets in question. However, it is possible that the Company's assessment that it will recover the carrying amount of its rig fleet from future operations may change in the near term.

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

NOTE 12  NEW ACCOUNTING STANDARDS

In 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", (SFAS 133). This statement is effective for fiscal years beginning after June 15, 2000 and requires that all derivatives be recognized as assets or liabilities in the balance sheet and that these instruments be measured at fair value. The Company has not completed the process of evaluating the impact of adopting SFAS 133.

The American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities", effective for fiscal years beginning after December 15, 1998. The SOP requires that all start-up costs be expensed and that the effect of adopting the SOP be reported as the cumulative effect of a change in accounting principle. The Company will adopt this SOP effective October 1, 1999. The effect of this SOP on the Company's results of operations and financial position will not be material.

NOTE 13  SEGMENT INFORMATION

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures About Segments of an Enterprise and Related Information", during the fourth quarter of fiscal 1999. SFAS No. 131 establishes standards for reporting information about segments and related disclosures about products and services, geographical areas, and major customers. Prior year financial statements and notes have been reclassified to conform to the requirements of SFAS No. 131.

The Company operates principally in the contract drilling industry, which includes a Domestic segment and an International segment, and in the oil and gas industry, which includes an Exploration and Production segment and a Natural Gas Marketing segment. The contract drilling operations consist of contracting Company-owned drilling equipment primarily to major oil and gas exploration companies. The Company's primary international areas of operation include Venezuela, Colombia, Ecuador, Argentina and Bolivia. Oil and gas activities include the exploration for and development of productive oil and gas properties located primarily in Oklahoma, Texas, Kansas and Louisiana, as well as, the marketing of natural gas for third parties. The Natural Gas Marketing segment also markets most of the natural gas produced by the Exploration and Production segment retaining a market based fee from the sale of such production. The Company also has a Real Estate segment whose operations are conducted exclusively in the metropolitan area of Tulsa, Oklahoma. The primary areas of operations include a major shopping center and several multi-tenant warehouses. Each reportable segment is a strategic business unit which is managed separately as an autonomous business. Other includes investments in available-for-sale securities, equity owned investments, as well as corporate operations.

The Company evaluates performance of its segments based upon operating profit or loss from operations before income taxes which includes revenues from external and internal customers; operating costs; depreciation, depletion and amortization; dry holes and abandonments and taxes other than income taxes. The accounting policies of the segments are the same as those described in Note 1, Summary of Accounting Policies. Intersegment sales are accounted for in the same manner as sales to unaffiliated customers.

Summarized financial information of the Company's reportable segments for each of the years ended September 30, 1999, 1998, and 1997 is shown in the following table:


                                                                                         Depreciation                   Additions
                                  External      Inter-        Total        Operating      Depletion &        Total    to Long-Live
(in thousands)                      Sales      Segment        Sales      Profit (Loss)   Amortization        Assets      Assets
                                 ----------   ----------    ----------   -------------   ------------     ----------   ----------
1999:
CONTRACT DRILLING
  Domestic                       $  213,647   $    2,457    $  216,104    $   30,154     $   31,164       $  371,766   $   57,975
  International                     182,987         --         182,987        29,845         36,178          271,746       17,293
                                 ----------   ----------    ----------    ----------     ----------       ----------   ----------
                                    396,634        2,457       399,091        59,999         67,342          643,512       75,268
                                 ----------   ----------    ----------    ----------     ----------       ----------   ----------
OIL & GAS OPERATIONS
  Exploration and Production         95,953         --          95,953        11,245         38,658          151,898       44,333
  Natural Gas Marketing              55,259         --          55,259         4,418            174           15,156          261
                                 ----------   ----------    ----------    ----------     ----------       ----------   ----------
                                    151,212         --         151,212        15,663         38,832          167,054       44,594
                                 ----------   ----------    ----------    ----------     ----------       ----------   ----------
REAL ESTATE                           8,671        1,531        10,202         5,338          1,427           22,816        1,445
OTHER                                 7,802         --           7,802          --            1,566          276,317        1,644
ELIMINATIONS                           --         (3,988)       (3,988)         --             --               --           --
                                 ----------   ----------    ----------    ----------     ----------       ----------   ----------
      TOTAL                      $  564,319   $     --      $  564,319    $   81,000     $  109,167       $1,109,699   $  122,951
                                 ==========   ==========    ==========    ==========     ==========       ==========   ==========


                                                                                       Depreciation                   Additions
                                External      Inter-        Total        Operating      Depletion &        Total    to Long-Live
(in thousands)                    Sales      Segment        Sales      Profit (Loss)   Amortization        Assets      Assets
                               ----------   ----------    ----------   ------------- --------------     ----------   ----------
1998:
CONTRACT DRILLING
  Domestic                     $  177,059   $    4,084    $  181,143      $   35,817     $   23,771     $  351,193   $  130,237
  International                   253,072           --       253,072          50,834         31,689        303,907       83,843
                               ----------   ----------    ----------      ----------     ----------     ----------   ----------
                                  430,131        4,084       434,215          86,651         55,460        655,100      214,080
                               ----------   ----------    ----------      ----------     ----------     ----------   ----------
OIL & GAS OPERATIONS
  Exploration and Production       98,696         --          98,696          28,088         29,817        156,582       48,066
  Natural Gas Marketing            53,499         --          53,499           2,418            292         15,069          636
                               ----------   ----------    ----------      ----------     ----------     ----------   ----------
                                  152,195         --         152,195          30,506         30,109        171,651       48,702
                               ----------   ----------    ----------      ----------     ----------     ----------   ----------
REAL ESTATE                         8,922        1,526        10,448           5,371          1,501         22,937          875
OTHER                              45,392         --          45,392            --            1,280        240,742        2,642
ELIMINATIONS                         --         (5,610)       (5,610)           --             --             --           --
                               ----------   ----------    ----------      ----------     ----------     ----------   ----------
TOTAL                          $  636,640   $     --      $  636,640      $  122,528     $   88,350     $1,090,430   $  266,299
                               ==========   ==========    ==========      ==========     ==========     ==========   ==========

1997:
CONTRACT DRILLING
Domestic                       $  140,294   $    2,218    $  142,512      $   24,437     $   17,916     $  257,505   $   95,277
International                     176,651         --         176,651          43,118         26,458        210,976       16,900
                               ----------   ----------    ----------      ----------     ----------     ----------   ----------
                                  316,945        2,218       319,163          67,555         44,374        468,481      112,177
                               ----------   ----------    ----------      ----------     ----------     ----------   ----------
OIL & GAS OPERATIONS
Exploration and Production        111,512         --         111,512          55,191         24,627        152,892       43,381
Natural Gas Marketing              69,015         --          69,015           3,363            258         18,884        3,170
                               ----------   ----------    ----------      ----------     ----------     ----------   ----------
                                  180,527         --         180,527          58,554         24,885        171,776       46,551
                               ----------   ----------    ----------      ----------     ----------     ----------   ----------
REAL ESTATE                         8,641        1,498        10,139           5,615          1,412         23,310        1,161
OTHER                              11,746         --          11,746            --            1,020        370,028        1,288
ELIMINATIONS                         --         (3,716)       (3,716)           --             --             --           --
                               ----------   ----------    ----------      ----------     ----------     ----------   ----------
TOTAL                          $  517,859   $     --      $  517,859      $  131,724     $   71,691     $1,033,595   $  161,177
                               ==========   ==========    ==========      ==========     ==========     ==========   ==========


The following table reconciles segment operating profit (loss) per the table on page 31 and 32 to income before taxes and equity in income of affiliate as reported on the Consolidated Statements of Income (in thousands).


         Years Ended September 30,                 1999           1998           1997
                                                -----------    -----------    -----------
Segment operating profit ....................   $    81,000    $   122,528    $   131,724

Unallocated amounts:
  Income from investments ...................         7,757         44,603         11,437
  General corporate expense .................       (14,198)       (11,762)        (9,346)
  Interest expense ..........................        (6,481)          (942)        (4,212)
  Corporate depreciation ....................        (1,565)        (1,280)          (919)
  Other corporate expense ...................        (1,575)          (927)        (1,269)
                                                -----------    -----------    -----------
    Total unallocated amounts ...............       (16,062)        29,692         (4,309)
                                                -----------    -----------    -----------
Income before income taxes and equity in
  Income of affiliate .......................   $    64,938    $   152,220    $   127,415
                                                ===========    ===========    ===========

The following tables present revenues from external customers and long-lived assets by country based on the location of service provided (in thousands).


          Years Ended September 30,        1999         1998         1997
                                        ----------   ----------   ----------
Revenues
  United States ...................     $  381,332   $  383,568   $  341,208
  Venezuela .......................         59,481      131,137       77,858
  Colombia ........................         60,838       79,675       78,370
  Other Foreign ...................         62,668       42,260       20,423
                                        ----------   ----------   ----------
    Total .........................     $  564,319   $  636,640   $  517,859
                                        ==========   ==========   ==========

Long-Lived Assets
  United States ...................     $  479,753   $  475,832   $  384,861
  Venezuela .......................         62,931       85,703       50,336
  Colombia ........................         46,621       59,848       69,340
  Other Foreign ...................        101,910       70,988       34,488
                                        ----------   ----------   ----------
    Total .........................     $  691,215   $  692,371   $  539,025
                                        ==========   ==========   ==========

Long-lived assets are comprised of property, plant and equipment.

Revenues from one company doing business with the contract drilling segment accounted for approximately 17.5 percent, 14.5 percent and 17 percent of the total consolidated revenues during the years ended September 30, 1999, 1998 and 1997, respectively. Revenues from another company doing business with the contract drilling segment accounted for approximately 12 percent and 10 percent of total consolidated revenues in the years ended September 30, 1999 and 1998. Collectively, revenues from companies controlled by the Venezuelan government accounted for approximately 5.6 percent, 16 percent and 12 percent of total consolidated revenues for the years ended September 30, 1999, 1998 and 1997, respectively. Collectively, the receivables from these customers were approximately $35.6 million and $60.6 million at September 30, 1999 and 1998, respectively.


NOTE 14 SUPPLEMENTARY FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES

All of the Company's oil and gas producing activities are located in the United States.

Results of Operations from Oil and Gas Producing Activities -


      Years Ended September 30,                         1999           1998           1997
                                                     ------------   ------------   ------------
                                                                    (in thousands)
Revenues .........................................   $     95,953   $     98,696   $    111,512
                                                     ------------   ------------   ------------
Production costs .................................         23,058         21,786         21,750
Exploration expense and valuation provisions .....         22,992         19,005          9,943
Depreciation, depletion and amortization .........         38,658         29,817         24,628
Income tax expense ...............................          3,437          9,415         19,327
                                                     ------------   ------------   ------------
  Total cost and expenses ........................         88,145         80,023         75,648
                                                     ------------   ------------   ------------
Results of operations (excluding corporate
  overhead and interest costs) ...................   $      7,808   $     18,673   $     35,864
                                                     ============   ============   ============


Capitalized Costs  -


                   September 30,                        1999         1998
                                                     ----------   ----------
 (in thousands)
Proved properties ................................   $  421,552   $  414,770
Unproved properties ..............................       25,337       20,977
                                                     ----------   ----------
  Total costs ....................................      446,889      435,747
Less - Accumulated depreciation, depletion
     and amortization ............................      312,644      295,045
                                                     ----------   ----------
  Net ............................................   $  134,245   $  140,702
                                                     ==========   ==========

Costs Incurred Relating to Oil and Gas Producing Activities -


         Years Ended September 30,          1999        1998         1997
                                        ----------   ----------   ----------
                                                    (in thousands)
Property acquisition:
  Proved .........................      $       89   $      107   $       47
  Unproved .......................          14,385        9,096        8,358
Exploration ......................          22,292       18,107        9,656
Development ......................          19,167       28,259       27,808
                                        ----------   ----------   ----------
  Total ..........................      $   55,933   $   55,569   $   45,869
                                        ==========   ==========   ==========

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


                                                          OIL (Bbls)           GAS (Mmcf)
                                                          ----------           ----------
Proved reserves at September 30, 1996 ............         6,468,116            272,301
Revisions of previous estimates ..................            92,863              6,178
Extensions, discoveries and other additions ......           419,795             25,762
Production .......................................          (985,633)           (40,463)
Purchases of reserves-in-place ...................               120                  6
Sales of reserves-in-place .......................          (189,875)              (548)
                                                           ---------            -------

Proved reserves at September 30, 1997 ............         5,805,386            263,236
Revisions of previous estimates ..................          (331,280)            10,877
Extensions, discoveries and other additions ......           175,265             20,819
Production .......................................          (701,180)           (42,862)
Purchases of reserves-in-place ...................             2,890                188
Sales of reserves-in-place .......................          (189,768)              (632)
                                                           ---------            -------

Proved reserves at September 30, 1998 ............         4,761,313            251,626
Revisions of previous estimates ..................           570,126             11,771
Extensions, discoveries and other additions ......           151,829             22,491
Production .......................................          (649,370)           (44,240)
Purchases of reserves-in-place ...................              --                   77
Sales of reserves-in-place .......................              --               (2,105)
                                                           ---------            -------

Proved reserves at September 30, 1999 ............         4,833,898            239,620
                                                           =========            =======

Proved developed reserves at
         September 30, 1997 ......................         5,787,116            256,443
                                                           =========            =======
         September 30, 1998 ......................         4,754,319            249,376
                                                           =========            =======
         September 30, 1999 ......................         4,828,071            229,765
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


                                    At September 30,              1999            1998
                                                               -----------    -----------
                                                                      (in thousands)
Future cash inflows ........................................   $   688,766    $   404,549
Future costs -
  Future production and development costs ..................      (188,579)      (137,068)
  Future income tax expense ................................      (135,763)       (70,890)
                                                               -----------    -----------
Future net cash flows ......................................       364,424        196,591
10% annual discount for estimated timing of cash flows .....      (131,806)       (70,664)
                                                               -----------    -----------
Standardized Measure of discounted future net cash flows ...   $   232,618    $   125,927
                                                               ===========    ===========

Changes in Standardized Measure Relating to Proved Oil and Gas Reserves (Unaudited) -


                                   Years Ended September 30,        1999           1998             1997
                                                               ------------    ------------    ------------
                                                                              (in thousands)
Standardized Measure - Beginning of year ...................   $    125,927    $    205,035    $    153,864
Increases (decreases) -
  Sales, net of production costs ...........................        (72,895)        (76,910)        (89,762)
  Net change in sales prices, net of production costs ......        142,970         (97,938)         77,789
  Discoveries and extensions, net of related future
     Development and production costs ......................         38,164          21,922          42,741
  Changes in estimated future development costs ............        (11,095)        (14,142)        (16,570)
  Development costs incurred ...............................         16,558          25,149          27,509
  Revisions of previous quantity estimates .................         17,713           5,089           6,146
  Accretion of discount ....................................         16,700          28,012          20,691
  Net change in income taxes ...............................        (40,671)         30,436         (29,397)
  Purchases of reserves-in-place ...........................             96              65               2
  Sales of reserves-in-place ...............................         (1,390)         (2,875)         (1,551)
  Other ....................................................            541           2,084          13,573
                                                               ------------    ------------    ------------
Standardized Measure - End of year .........................   $    232,618    $    125,927    $    205,035
                                                               ============    ============    ============


NOTE 15  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
                    (in thousands, except per share amounts)


                                           1st             2nd             3rd          4th
               1999                      Quarter         Quarter         Quarter      Quarter
                                      ------------   ------------   ------------   ------------
Revenues ..........................   $   143,864    $   155,374    $   131,799    $   133,282
Gross profit ......................        25,071         16,924         23,532         20,090
Net income ........................        12,811          7,352         12,196         10,429
Basic net income per share ........           .26            .15            .25            .21
Diluted net income per share ......           .26            .15            .24            .21




                                           1st             2nd             3rd          4th
               1998                      Quarter         Quarter         Quarter      Quarter
                                      ------------   ------------   ------------   ------------
Revenues ..........................   $    151,823   $    142,389   $    177,136   $    165,292
Gross profit ......................         47,351         32,869         55,098         29,606
Net income ........................         29,165         19,337         33,861         18,791
Basic net income per share ........            .58            .39            .68            .38
Diluted net income per share ......            .57            .38            .67            .38


Gross profit represents total revenues less operating costs, depreciation, depletion and amortization, dry holes and abandonments, and taxes, other than income taxes.

Net income in the fourth quarter of 1998 includes an after-tax charge of $3.1 million ($0.06 per share, on a diluted basis) related to the write-down of producing properties in accordance with SFAS No. 121.

Net income in the second quarter of 1999 includes an after-tax charge of $5.5 million ($0.11 per share, on a diluted basis) in connection with the drilling and completion of a pinnacle reef well with reserve values significantly below its carrying cost.

REPORT OF INDEPENDENT AUDITORS

HELMERICH & PAYNE, INC.

The Board of Directors and Shareholders
Helmerich & Payne, Inc.

         We have audited the accompanying consolidated balance sheets of Helmerich & Payne, Inc. as of September 30, 1999 and 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Helmerich & Payne, Inc. at September 30, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1999, in conformity with generally accepted accounting principles.

                                                  /s/ ERNST & YOUNG LLP


Tulsa, Oklahoma
November 19, 1999



STOCKHOLDERS' MEETING

The annual meeting of stockholders will be held on March 1, 2000. A formal notice of the meeting, together with a proxy statement and form of proxy, will be mailed to shareholders on or about January 27, 2000.


STOCK EXCHANGE LISTING

Helmerich & Payne, Inc. Common Stock is traded on the New York Stock Exchange with the ticker symbol "HP." The newspaper abbreviation most commonly used for financial reporting is "HelmP." Options on the Company's stock are also traded on the New York Stock Exchange.


STOCK TRANSFER AGENT AND REGISTRAR

As of December 15, 1999, there were 1,306 record holders of Helmerich & Payne, Inc. common stock as listed by the transfer agent's records.

Our Transfer Agent is responsible for our shareholder records, issuance of stock certificates, and distribution of our dividends and the IRS Form 1099. Your requests, as shareholders, concerning these matters are most efficiently answered by corresponding directly with The Transfer Agent at the following address:

UMB Bank
Security Transfer Division
928 Grand Blvd., 13th Floor
Kansas City, MO 64106
Telephone: (800) 884-4225
           (816) 860-5000


FORM 10-K

The Company's Annual Report on Form 10-K, which has been submitted to the Securities and Exchange Commission, is available free of charge upon written request.


DIRECT INQUIRIES TO:
President
Helmerich & Payne, Inc.
Utica at Twenty-First
Tulsa, Oklahoma 74114
Telephone: (918) 742-5531

Internet Address: http://www.hpinc.com




STOCK PRICE INFORMATION

                                 Closing Market Price Per Share
                       ---------------------------------------------------
                                1999                        1998
                       -----------------------     -----------------------
QUARTERS                 HIGH           LOW           HIGH           LOW
                       ---------     ---------     ---------     ---------
First ..............      $24.50        $16.75        $44.97        $31.06
Second .............       23.94         16.06         33.19         24.56
Third ..............       26.75         20.38         33.25         21.56
Fourth .............       30.19         23.00         24.38         16.25

DIVIDEND INFORMATION

                             Paid Per Share                 Total Payment
                       ---------------------------   ---------------------------
                           1999           1998           1999           1998
                       ------------   ------------   ------------   ------------
QUARTERS
First ..............   $       .070   $       .065   $  3,457,626   $  3,256,874
Second .............           .070           .070      3,459,168      3,519,195
Third ..............           .070           .070      3,464,109      3,521,332
Fourth .............           .070           .070      3,468,377      3,504,269

ELEVEN-YEAR FINANCIAL REVIEW

HELMERICH & PAYNE, INC.

Years Ended September 30,                                     1999          1998         1997
                                                             -------      -------      -------
REVENUES AND INCOME*(2)
      Contract Drilling Revenues ......................      394,715      427,713      315,327
      Crude Oil Sales .................................        9,479       10,333       20,475
      Natural Gas Sales ...............................       81,533       87,646       87,737
      Gas Marketing Revenues ..........................       54,263       52,469       66,306
      Real Estate Revenues ............................        8,663        8,587        8,224
      Dividend Income .................................        3,569        4,117        5,268
      Other Revenues ..................................       12,097       45,775       14,522
      Total Revenues++.................................      564,319      636,640      517,859
      Net Cash Provided by Continuing Operations++.....      158,694      113,533      165,568
      Income from Continuing Operations ...............       42,788      101,154       84,186
      Net Income ......................................       42,788      101,154       84,186
                                                           ---------    ---------    ---------

PER SHARE DATA
      Income from Continuing Operations(1):
        Basic .........................................          .87         2.03         1.69
        Diluted .......................................          .86         2.00         1.67
      Net Income(1):
        Basic .........................................          .87         2.03         1.69
        Diluted .......................................          .86         2.00         1.67
      Cash Dividends ..................................          .28         .275          .26
      Shares Outstanding* .............................       49,626       49,383       50,028
                                                           ---------    ---------    ---------

FINANCIAL POSITION
      Net Working Capital* ............................       88,720       58,861       62,837
      Ratio of Current Assets to Current Liabilities ..         2.23         1.47         1.66
      Investments* ....................................      238,475      200,400      323,510
      Total Assets* ...................................    1,109,699    1,090,430    1,033,595
      Long-Term Debt* .................................       50,000       50,000           --
      Shareholders' Equity* ...........................      848,109      793,148      780,580
                                                           ---------    ---------    ---------

CAPITAL EXPENDITURES*
      Contract Drilling Equipment .....................       68,639      206,794      109,036
      Wells and Equipment .............................       29,947       38,970       35,024
      Real Estate .....................................        1,435          854        1,095
      Other Assets (includes undeveloped leases) ......       22,930       19,681       16,022
      Discontinued Operations .........................           --           --           --
      Total Capital Outlays ...........................      122,951      266,299      161,177
                                                           ---------    ---------    ---------

PROPERTY, PLANT AND EQUIPMENT AT COST*
      Contract Drilling Equipment .....................      881,269      829,217      643,619
      Producing Properties ............................      421,552      414,770      395,812
      Undeveloped Leases ..............................       25,337       20,977       14,109
      Real Estate .....................................       49,065       48,451       47,682
      Other ...........................................       71,139       65,120       59,659
      Discontinued Operations .........................           --           --           --
      Total Property, Plant and Equipment .............    1,448,362    1,378,535    1,160,881
                                                           ---------    ---------    ---------



*    000's omitted.

++ Chemical operations were sold August 30, 1996. Prior year amounts have been restated to exclude discontinued operations.

(1) Includes $13.6 million ($.28 per share, on a diluted basis) effect of impairment charge for adoption of SFAS No. 121 in 1995 and cumulative effect of change in accounting for income taxes of $4,000,000 ($.08 per share, on a diluted basis) in 1994.

(2)  See Note 13 for segment presentation of revenues.

   1996         1995         1994         1993         1992         1991         1990         1989
----------   ----------   ----------   ----------   ----------   ----------   ----------    ---------
   244,338      203,325      182,781      149,661      112,833      105,364       90,974       78,315
    15,378       13,227       13,161       15,392       16,369       17,374       16,058       14,821
    60,500       33,851       45,261       52,446       38,370       35,628       37,697       33,013
    57,817       34,729       51,874       63,786       40,410       10,055       10,566           --
     8,076        7,560        7,396        7,620        7,541        7,542        7,636        7,778
     3,650        3,389        3,621        3,535        4,050        5,285        7,402        9,127
     3,496       10,640        6,058        8,283        6,646       20,020       56,131       17,371
   393,255      306,721      310,152      300,723      226,219      201,268      226,464      160,425
   121,420       84,010       74,463       72,493       60,414       50,006       53,288       65,474
    45,426        5,788       17,108       22,158        8,973       19,608       45,489       20,715
    72,566        9,751       24,971       24,550       10,849       21,241       47,562       22,700
----------   ----------   ----------   ----------   ----------   ----------   ----------    ---------


       .92          .12          .35          .46          .19          .41          .94          .43
       .91          .12          .35          .45          .19          .41          .93          .43

      1.47          .20          .51          .51          .22          .44          .98          .47
      1.46          .20          .51          .50          .22          .44          .98          .47
     .2525          .25        .2425          .24        .2325          .23          .22          .21
    49,771       49,529       49,420       49,275       49,152       48,976       48,971       48,346
----------   ----------   ----------   ----------   ----------   ----------   ----------    ---------

    51,803       50,038       76,238      104,085       82,800      108,212      146,741      114,357
      1.83         1.74         2.63         3.24         3.31         4.19         3.72         3.12
   229,809      156,908       87,414       84,945       87,780       96,471       99,574      130,443
   821,914      707,061      621,689      610,504      585,504      575,168      582,927      591,229
        --           --           --        3,600        8,339        5,693        5,648       49,087
   645,970      562,435      524,334      508,927      493,286      491,133      479,485      443,396
----------   ----------   ----------   ----------   ----------   ----------   ----------    ---------

    79,269       80,943       53,752       24,101       43,049       56,297       18,303       17,901
    21,142       19,384       40,916       23,142       21,617       34,741       16,489       30,673
       752          873          902          436          690        2,104        1,467          878
     7,003        9,717        9,695        5,901       16,984        6,793        5,448        6,717
     1,581          859          618          629          158        2,594        1,153          815
   109,747      111,776      105,883       54,209       82,498      102,529       42,860       56,984
----------   ----------   ----------   ----------   ----------   ----------   ----------    ---------

   568,110      501,682      444,432      418,004      404,155      370,494      324,293      323,313
   392,562      384,755      377,371      340,176      329,264      312,438      287,248      279,768
     9,242        8,051       11,729       10,010       12,973        5,552        5,507        5,441
    46,970       46,642       47,827       47,502       47,286       46,671       44,928       48,016
    53,547       55,655       48,612       45,085       43,153       36,423       32,135       29,716
        --       13,937       13,131       12,545       11,962       11,838        9,270        8,156
 1,070,431    1,010,722      943,102      873,322      848,793      783,416      703,381      694,410
----------   ----------   ----------   ----------   ----------   ----------   ----------    ---------

ELEVEN-YEAR OPERATING REVIEW

HELMERICH & PAYNE, INC.


Years Ended September 30,                                    1999       1998       1997
                                                           -------    -------    -------
CONTRACT DRILLING
         Drilling Rigs, United States .................         50         46         38
         Drilling Rigs, International .................         39         44         39
         Contract Wells Drilled, United States ........        273        242        246
         Total Footage Drilled, United States* ........      3,078      2,938      2,753
         Average Depth per Well, United States ........     11,275     12,142     11,192
         Percentage Rig Utilization, United States ....         75         95         88
         Percentage Rig Utilization, International ....         53         88         91
                                                           -------    -------    -------

PETROLEUM EXPLORATION AND DEVELOPMENT
         Gross Wells Completed ........................         49         62        100
         Net Wells Completed ..........................       23.9       35.7       49.3
         Net Dry Holes ................................        7.1        4.2        9.6
                                                           -------    -------    -------

PETROLEUM PRODUCTION
         Net Crude Oil and Natural Gas Liquids
         Produced (barrels daily) .....................      1,779      1,921      2,700
         Net Oil Wells Owned N Primary Recovery .......        124        124        133
         Net Oil Wells Owned N Secondary Recovery .....         54         53         49
         Secondary Oil Recovery Projects ..............          5          5          5
         Net Natural Gas Produced
           (thousands of cubic feet daily) ............    121,206    117,431    110,859
         Net Gas Wells Owned ..........................        439        436        410
                                                           -------    -------    -------

REAL ESTATE MANAGEMENT
         Gross Leasable Area (square feet)* ...........      1,652      1,652      1,652
         Percentage Occupancy .........................         95         97         95
                                                           -------    -------    -------

TOTAL NUMBER OF EMPLOYEES
         Helmerich & Payne, Inc. and Subsidiaries .....      3,440      3,340      3,627
                                                           -------    -------    -------




* 000's omitted.
+ 1988-1989 include U.S. employees only

    1996       1995       1994       1993       1992       1991       1990       1989
   ------     ------     ------     ------     ------     ------     ------     ------

       41         41         47         42         39         46         49         49
       36         35         29         29         30         25         20         20
      233        212        162        128        100        106        119        108
    2,499      1,933      1,842      1,504      1,085      1,301      1,316      1,350
   10,724      9,119     11,367     11,746     10,853     12,274     11,059     12,500
       82         71         69         53         42         47         50         44
       85         84         88         68         69         69         45         46
   ------     ------     ------     ------     ------     ------     ------     ------


       63         59         44         42         54         45         36         45
     35.3       27.4         15       15.9       17.8       20.2       15.3       15.2
      7.3        5.9        1.7        4.3        4.3        4.3        3.4        2.8
   ------     ------     ------     ------     ------     ------     ------     ------



    2,212      2,214      2,431      2,399      2,334      2,152      2,265      2,486
    176.9        186        202        202        220        227        223        201
     63.8         64         71         71         74         55         46        214
       12         12         14         14         14         12         12         17

   94,358     72,387     72,953     78,023     75,470     66,617     65,147     57,490
      378        354        341        307        289        278        194        205
   ------     ------     ------     ------     ------     ------     ------     ------


    1,654      1,652      1,652      1,656      1,656      1,664      1,664      1,669
       94         87         83         86         87         86         85         90
   ------     ------     ------     ------     ------     ------     ------     ------


    3,309      3,245      2,787      2,389      1,928      1,758      1,864      1,100
   ------     ------     ------     ------     ------     ------     ------     ------

DIRECTORS                                  OFFICERS
================================================================================
W.H. HELMERICH, III                        W. H. HELMERICH, III
Chairman of the Board                      Chairman of the Board
Tulsa, Oklahoma

HANS HELMERICH                             HANS HELMERICH
President and Chief Executive Officer      President and Chief Executive Officer
Tulsa, Oklahoma
                                           GEORGE S. DOTSON
WILLIAM L. ARMSTRONG**                     Vice President,
Chairman                                   President of Helmerich & Payne
Transland Financial Services, Inc.         International Drilling Co.
Denver, Colorado
                                           DOUGLAS E. FEARS
GLENN A. COX*                              Vice President and
President and Chief Operating Officer,     Chief Financial Officer
  Retired
Phillips Petroleum Company                 STEVEN R. MACKEY
Bartlesville, Oklahoma                     Vice President, Secretary,
                                           and General Counsel
GEORGE S. DOTSON
Vice President,                            STEVEN R. SHAW
President of Helmerich & Payne             Vice President,
International Drilling Co.                 Exploration & Production
Tulsa, Oklahoma

L.F. ROONEY, III*
Chief Executive Officer
Manhattan Construction Company
Tulsa, Oklahoma

EDWARD B. RUST, JR.
Chairman and Chief Executive Officer
State Farm Insurance Companies
Bloomington, Illinois

GEORGE A. SCHAEFER**
Chairman and Chief Executive Officer, Retired
Caterpillar Inc.
Peoria, Illinois

JOHN D. ZEGLIS**
President
AT&T
Basking Ridge, New Jersey

*  Member, Audit Committee
** Member, Human Resources Committee


40