Form 10-K405, Exhibit 13
period 2000-09-30
HELMERICH & PAYNE INC
filed 2000-12-28
CIK 46765

                                                                      EXHIBIT 13




                 HELMERICH & PAYNE, INC. ANNUAL REPORT FOR 2000

                           REVENUE BREAKDOWN FOR 2000

                                  [PIE CHART]

CONTRACT DRILLING
International                                22%
Domestic                                     34%

OIL AND GAS
Exploration & Production                     25%
Natural Gas Marketing                        13%

Real Estate                                   1%
Investments and Other Income                  5%

FINANCIAL HIGHLIGHTS

   Years Ended September 30,              2000                   1999
                                   -----------------     -----------------

Revenues                           $     631,095,000     $     564,319,000
Net Income                         $      82,300,000     $      42,788,000
Diluted Earnings Per Share         $            1.64     $             .86
Dividends Paid Per Share           $            .285     $             .28
Capital Expenditures               $     131,932,000     $     122,951,000
Total Assets                       $   1,259,492,000     $   1,109,699,000

PRESIDENT'S LETTER

To the Co-owners of Helmerich & Payne, Inc.

Listening to Al Gore's concession speech tonight, after a remarkable thirty-six days of post election rancor, left mixed emotions. On the positive side, tanks in the streets were never even a consideration. As Vice President Gore eloquently stated, "Ours is a nation not under man, but under God and law." Our great democracy was tested and prevailed once again.

At the same time, it is discouraging to see the level of political discourse deteriorate to such lows. Congressman Tom DeLay's charge of Al Gore trying to "steal the election" or Jesse Jackson's claim that George W. Bush had won using "Nazi tactics" is why both the victor and the vanquished called for a spirit of reconciliation.

What are the prospects for progress on important policy matters? Sizing up the challenges facing the new President, one political analyst predicted he would spend the next four years appeasing his enemies and betraying his friends.

Let's hope not. Constructive debate is one thing and following a zero-sum approach that in the end hurts every American is something altogether different. Stalemate is not a luxury available to us. Take energy policy as an example.

The new administration inherits an energy quagmire: Oil and gas prices setting ten year highs, the reemergence of a stronger, more cohesive OPEC, and a precarious balance between tight supplies and increasing demand. This situation underscores the absence of any thought-out national energy policy. We are left with political jockeying and farce, illustrated by a year of pitiful pleading with OPEC for more production and the pre-election "emergency" release of thirty million barrels of oil from the strategic oil reserve.

For years, the industry has faced a punitive regulatory and tax structure, been blocked from constructing new refinery capacity, and had the most promising domestic exploratory areas for new supply locked away. Progress should be met by the highest standards of environmental sensitivity and worker safety. It should not be sacrificed on the altar of partisan politics.

George W. Bush set the right tone tonight from the Texas Capitol, "I know America wants reconciliation and unity. I know Americans want progress. And we must seize this moment and deliver. Together, guided by a spirit of common sense, common courtesy and common goals, we can unite and inspire the American citizens."

We should all wish him Godspeed.

This year marks the fiftieth year of my father's service as a Director to the Company. His wisdom, energy, and intuitive understanding of the industry will continue to serve our Co-owners well in the years ahead. I consider it an honor to have worked with him for twenty years.


                                                  Sincerely,


                                                  /s/ HANS HELMERICH
                                                  Hans Helmerich
December 13, 2000                                                President

DRILLING HELMERICH & PAYNE INTERNATIONAL DRILLING CO.

SUMMARY Helmerich & Payne International Drilling Co. owns 38 land rigs and ten offshore platform rigs in the United States, and 40 land rigs located in the countries of Venezuela (18), Colombia (7), Ecuador (6), Bolivia (6), and Argentina (3). The Company also has four management contracts, three for platform rigs operating offshore California and one for a platform rig operating offshore Equatorial Guinea, West Africa. Additionally, the Company owns a 50 percent interest in an offshore platform rig that is currently stacked in Australia.

Significant increases in the prices of crude oil and natural gas produced a positive, but measured, response in terms of drilling activity during the year. Led by activity increases in the U.S., the industry worldwide rig count rose by one-third over the prior year. In contrast, the Company's key South American markets did not respond to the improved commodity prices. Total contract drilling revenues and operating profit declined in 2000 by 11 and 24 percent, respectively, primarily due to continued weakness in international markets.


FIVE-YEAR OPERATING SUMMARY

                            2000          1999           1998            1997           1996
                         ---------      ---------      ---------      ---------      ---------

    UNITED STATES

Revenues .............   $ 214,531      $ 213,647      $ 177,059      $ 140,294      $ 108,336
EBITDA ...............   $  71,163      $  61,498      $  60,053      $  44,066      $  24,409
Operating Profit .....   $  35,808      $  30,154      $  35,817      $  24,437      $  10,066

Activity Days ........      15,083         12,509         14,237         12,872         11,660
Rig Utilization ......          87%            75%            95%            88%            82%

    INTERNATIONAL

Revenues .............   $ 136,549      $ 182,987      $ 253,072      $ 176,651      $ 135,695
EBITDA ...............   $  47,853      $  66,075      $  82,650      $  69,621      $  53,603
Operating Profit .....   $   9,753      $  29,845      $  50,834      $  43,118      $  31,176

Activity Days ........       7,067          8,442         12,832         12,253         11,215
Rig Utilization ......          47%            53%            88%            91%            85%

INTERNATIONAL OPERATIONS Revenues and earnings before interest, taxes, depreciation, and amortization (EBITDA) fell 25 and 28 percent, respectively, in 2000 and rig utilization declined to an average of 47 percent, compared with 53 percent in 1999. The majority of these declines came in the Company's largest international markets of Venezuela and Colombia. At year-end only seven rigs were under contract in Venezuela, but there are encouraging signs that more activity is on the horizon in 2001. In anticipation of this, the Company is adding three new top drive systems to the four already working in Venezuela. Operations in Colombia also experienced a decline in activity in 2000, and at year-end, four out of seven rigs were working in that country. The Company moved three rigs from Colombia for new contracts in Argentina, Bolivia, and Ecuador during 2000, and after the close of the year, a fourth rig returned for work in the U.S. market. Operations in Ecuador increased from four to six rigs in 2000, and after the close of the year the Company was moving an additional rig to Ecuador from Venezuela. The Company also began work during the second quarter of 2000 under a management contract on Exxon-Mobil's Jade platform located offshore Equatorial Guinea, West Africa.

UNITED STATES OPERATIONS Land rig utilization averaged 85 percent in 2000, compared with 69 percent in 1999. The Company kept an average of 32 land rigs working throughout 2000, seven more than in 1999. Gross daywork revenues and EBITDA increased 45 and 113 percent, respectively, over the prior year. In March, the Company announced that it had placed a firm order for 12 highly mobile land rigs utilizing the same FlexRig(TM) design as the six rigs


(TM)FlexRig is a trademark of Helmerich & Payne International Drilling Co.

constructed by the Company in 1998. The FlexRig's depth versatility of 8,000 to 18,000 feet, faster mobilization times, and state of the art technology, all combine to increase drilling efficiency. The first rig out of the new order should be ready by January 2001, with the remaining 11 scheduled two per quarter thereafter. Two of the new FlexRigs will be working as part of a three-year, five-rig contract in Wyoming that is scheduled to begin early in 2001.

Offshore platform rig utilization remained high throughout the year, averaging 94 percent, compared with 95 percent in 1999. Domestic offshore platform revenues and EBITDA increased six and eight percent, respectively, in 2000 over the prior year. The Company began an upgrade of rig 107 late in the year, which should enable that rig to return to the market by the second quarter of 2001. Additionally, tension-leg platform (TLP) rig 202 is earning a standby rate until April 2001, when it is scheduled to begin working on Shell's new TLP, Brutus.

OUTLOOK Consolidations among active drilling customers, as well as the collective memory of the volatile downturn experienced by the industry two years ago, tempered the significant new exploration investment expected at the recent higher commodity price levels. Yet demand is growing and, once again, the Company and the industry are faced with the challenge of attracting, training, and retaining qualified employees. Helmerich & Payne International Drilling Co. has been successful in maintaining very low turnover among its skilled positions and this experience at the rig level will enhance the Company's objective of delivering reliable, incident-free operations in the field. In addition to experienced and competent personnel, the Company is a leader in designing, engineering, and constructing the newest and most modern rigs available in the market.

EXPLORATION & PRODUCTION HELMERICH & PAYNE, INC.

SUMMARY Helmerich & Payne, Inc. explores for and produces oil and natural gas primarily in the states of Oklahoma, Kansas, Texas, and Louisiana. The Company also markets natural gas through its wholly-owned subsidiary, Helmerich & Payne Energy Services, Inc. In 2000, the Company produced approximately 880,000 barrels of oil and 47 billion cubic feet (Bcf) of natural gas, increases of 36 and six percent, respectively, over the previous year. The Company finished the year with proved reserves of 6.3 million barrels of oil and 262 Bcf of natural gas, compared with 4.8 million barrels and 240 Bcf in 1999.

The Company received an average price of $27.95 per barrel for oil and $2.79 per thousand cubic feet (Mcf) for natural gas in 2000, compared with $14.60 and $1.83 in 1999. Higher production and commodity prices propelled a 64 percent increase in exploration and production revenues in 2000, and a record $66.6 million in operating profit. Helmerich and Payne Energy Services, Inc. also reported record results in 2000, with revenues and operating profit increases of 46 and 19 percent, respectively.

EXPLORATION ACTIVITIES In 2000, the Company participated in 81(42.7 net) wells, of which 65 (33.6 net) were productive and 16 (9.1 net) were dry holes. Over one-third of the Company's net wells were exploration risks in 2000, more than double the annual average number of net exploratory wells drilled over the previous five-year period. A focal area this year was Jefferson County, Texas, where the Company has experienced an overall 71 percent success rate utilizing 3D seismic. There remain several additional exploration opportunities in this area, which should be drilled during 2001.

The Company also succeeded in two out of three wells drilled in Reeves County, Texas, during the year, which were producing at a combined gross rate of 9,000 Mcf per day at year-end.


FIVE-YEAR OPERATING SUMMARY

                                              2000             1999             1998             1997             1996
                                          ------------     ------------     ------------     ------------     ------------

Revenues ............................     $    157,583     $     95,953     $     98,696     $    111,512     $     76,643
Operating Profit ....................     $     66,604     $     11,245     $     28,088     $     55,191     $     26,333

Average Oil Price per barrel ........     $      27.95     $      14.60     $      14.74     $      20.77     $      19.00
Oil Production (barrels) ............          880,304          649,370          701,180          985,633          809,571
Proved Oil Reserves (barrels) .......        6,305,137        4,833,898        4,761,313        5,805,386        6,468,116

Average Natural Gas Prices per Mcf ..     $       2.79     $       1.83     $       2.04     $       2.24     $       1.75
Natural Gas Production (Mcf) ........       46,922,752       44,240,332       42,862,300       40,463,374       34,535,184
Proved Natural Gas Reserves (Bcf) ...            262.5            239.6            251.6            263.2            272.3

Gross Wells Completed ...............             81.0             49.0             62.0            100.0             63.0
Net Wells Completed .................             42.7             23.9             35.7             49.3             35.3
Net Dry Holes .......................              9.1              7.1              4.2              9.6              7.3


OUTLOOK Five years ago, the Company embarked on a plan to improve exploration success by increasing both the quantity and quality of its exploration professionals and by organizing in geographically-focused teams. In 2000, the Company recorded an $.87 per Mcf equivalent finding cost, as well as a 12 percent growth in proved reserves. With this improved performance, the Company is poised to grow internally with a number of quality exploration prospects, and has also begun to review other means of enhancing growth. Toward that end, the Company retained the investment banking firm of Petrie Parkman & Co. this year to assist in identifying and developing strategic alternatives for the Oil and Gas Division.

REVENUES AND OPERATING PROFIT BY BUSINESS SEGMENTS
HELMERICH & PAYNE, INC.


             Years Ended September 30,            2000           1999            1998
                                                ---------      ---------      ---------
                                                             (in thousands)
SALES AND OTHER REVENUES:
     Contract Drilling - Domestic .........     $ 214,531      $ 213,647      $ 177,059
     Contract Drilling - International ....       136,549        182,987        253,072
                                                ---------      ---------      ---------
        Total Contract Drilling ...........       351,080        396,634        430,131
                                                ---------      ---------      ---------

     Exploration and Production ...........       157,583         95,953         98,696
     Natural Gas Marketing ................        80,907         55,259         53,499
                                                ---------      ---------      ---------
        Total Oil and Gas Operations ......       238,490        151,212        152,195
                                                ---------      ---------      ---------

     Real Estate ..........................         8,999          8,671          8,922
     Other ................................        32,526          7,802         45,392
                                                ---------      ---------      ---------
Total Revenues ............................     $ 631,095      $ 564,319      $ 636,640
                                                =========      =========      =========

OPERATING PROFIT:
     Contract Drilling - Domestic .........     $  35,808      $  30,154      $  35,817
     Contract Drilling - International ....         9,753         29,845         50,834
                                                ---------      ---------      ---------
        Total Contract Drilling ...........        45,561         59,999         86,651
                                                ---------      ---------      ---------

     Exploration and Production ...........        66,604         11,245         28,088
     Natural Gas Marketing ................         5,271          4,418          2,418
                                                ---------      ---------      ---------
        Total Oil and Gas Operations ......        71,875         15,663         30,506
                                                ---------      ---------      ---------

     Real Estate ..........................         5,346          5,338          5,371
                                                ---------      ---------      ---------
        Total Operating Profit ............       122,782         81,000        122,528
                                                ---------      ---------      ---------

OTHER:
     Income from investments ..............        31,973          7,757         44,603
     General and administrative expense ...       (11,578)       (14,198)       (11,762)
     Interest expense .....................        (3,076)        (6,481)          (942)
     Corporate depreciation ...............        (2,152)        (1,565)        (1,280)
     Other corporate expense ..............        (1,186)        (1,575)          (927)
                                                ---------      ---------      ---------
        Total Other .......................        13,981        (16,062)        29,692
                                                ---------      ---------      ---------
INCOME BEFORE INCOME TAXES AND
     EQUITY IN INCOME OF AFFILIATE ........     $ 136,763      $  64,938      $ 152,220
                                                =========      =========      =========




Note: See Note 13 (pages 30, 31 and 32) for complete segment disclosure.

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

RESULTS OF OPERATIONS

All per share amounts included in the Results of Operations discussion are stated on a diluted basis. Helmerich & Payne, Inc.'s net income for 2000 was $82,300,000 ($1.64 per share), compared with net income of $42,788,000 ($0.86 per share) in 1999, and $101,154,000 ($2.00 per share) in 1998. Included in the Company's net income, but not related to its operations, were after-tax gains from the sale of investment securities of $8,152,000 ($0.16 per share) in 2000, $1,562,000 ($0.03 per share) in 1999, and $23,417,000 ($0.46 per share) in 1998.
In addition to income from security sales, the Company also recorded net income during 2000 of $6,637,000 ($0.13 per share) from gains relating to non-monetary dividends received. Also included is the Company's portion of income from its equity affiliate, Atwood Oceanics, Inc., which was $0.06 per share in 2000, $0.07 per share in 1999, and $0.11 per share in 1998. Net income also included non-cash charges of $2,502,000 ($0.05 per share) in 2000, $6,237,000 ($0.13 per share) in 1999, and $3,356,000
($0.07 per share) in 1998 related to write-downs of producing properties as described in Note 1 of Notes to Consolidated Financial Statements.

Consolidated revenues were $631,095,000 in 2000, $564,319,000 in 1999, and
$636,640,000 in 1998. The 12 percent increase from 1999 to 2000 was due to higher oil and natural gas prices resulting in an increase of $87,278,000 in Oil and Gas Division revenues and increased investment revenues of $24,216,000. Partially offsetting these increases was a reduction of international contract drilling revenues of $46,438,000. The 11 percent decline from 1998 to 1999 was primarily due to the $70,085,000 reduction in international contract drilling revenues. An increase in domestic contract drilling revenues of $36,588,000 was offset by a decline in investment revenues of $36,846,000 during 1999.

Revenues from investments were $31,973,000 in 2000, $7,757,000 in 1999, and $44,603,000 in 1998. Included in revenues from investments were pre-tax gains from the sale of investment securities of $13,295,000 in 2000, $2,547,000 in 1999, and $38,421,000 in 1998. Interest income from short-term investments increased in 2000 because the cash/cash equivalents were substantially higher in 2000 than in 1999 and 1998. Dividend income increased in 2000 due to $10,706,000 in non-monetary dividends received when three Company investees spun-off subsidiaries to their shareholders.

Costs and expenses in 2000 were $494,332,000, 78 percent of revenues, compared with 88 percent in 1999, and 76 percent in 1998. Operating costs, as a percentage of operating revenues, were 53 percent in 2000, 60 percent in 1999, and 58 percent in 1998. Operating costs, as a percentage of operating revenues, declined from 1999 to 2000 primarily due to proportionately higher oil and gas revenues.

Depreciation, depletion, and amortization (DD&A) expense increased by only 1.5 percent in 2000, but increased by approximately 24 percent from 1998 to 1999. The increases were affected by write-downs of producing properties of $4,036,000 in 2000, $10,059,000 in 1999, and $5,413,000 in 1998, which are included in
DD&A.

General and administrative expenses decreased by 18 percent to $11,578,000 in 2000, compared with $14,198,000 in 1999, and $11,762,000 in 1998. Expenses were higher than normal in 1999 due to reduced allocations of charges to operations and to unusually high expenses relating to corporate aircraft maintenance. The Company completed all Year 2000 readiness and subsequently, experienced no significant problems or related expenses. Because of the impact of foreign taxes, income tax expense rose to 42 percent of pre-tax income in 2000, from 40 percent in 1999, and 37 percent in 1998.

Interest expense decreased to $3,076,000 in 2000, from $6,481,000 in 1999. In 1998, interest expense was $942,000. Interest expense was a function of outstanding bank loans arising at the end of 1998 and into the first half of 1999 as the Company completed a substantial capital expenditure program and repurchased some of its stock during 1998. Debt reductions occurred in the last half of 1999 and early 2000.

CONTRACT DRILLING DIVISION revenues, which include both domestic and international segment revenues, declined 11 percent to $351,080,000 during 2000, from $396,634,000 in 1999. Revenues for 1999 were down eight percent over the previous year. Division operating profit declined 24 percent to $45,561,000 during 2000, compared with a 31 percent decrease from 1998 to 1999.

Domestic segment revenues were $214,531,000 in 2000, $213,647,000 in 1999, and $177,059,000 in 1998. Domestic segment operating profit was $35,808,000 in 2000, $30,154,000 in 1999, and $35,817,000 in 1998. Rig utilization for the U.S. land fleet was 85 percent in 2000, 69 percent in 1999, and 94 percent in 1998. Domestic platform rig utilization was 94 percent in 2000, 95 percent in 1999, and 99 percent in 1998.

An increase in revenues from U.S. land operations in 2000 helped offset the reduction in Jade construction revenues recorded in 1999 (as described below), while offshore platform revenues were up slightly from the previous year. Higher revenues and profit margins from the U.S. land rig operation were the main reason for improved domestic operating profit for 2000. Domestic segment revenues increased from 1998 to 1999, primarily due to $40,790,000 of revenues from the Mobil Jade rig construction project and increased offshore platform rig revenues. Domestic operating profit in 1999 was down from 1998 because of lower land rig utilization and dayrates. However, operating profit for 1999 was bolstered by several non-recurring items such as income from the Jade construction project and from several capital reimbursements from operators for new rig equipment on existing rigs.

International segment revenues fell 25 percent to $136,549,000 during 2000, from $182,987,000 in 1999. Revenues were $253,072,000 in 1998. Operating profit for the international segment declined to $9,753,000 in 2000, from $29,845,000 in 1999, and $50,834,000 in 1998. International rig utilization averaged 47 percent during 2000, 53 percent in 1999, and 88 percent in 1998.

As crude oil prices declined during 1998, international activity and profitability began to decline during the second half of that year and into 1999. Activity continued to wane in 2000, particularly in Venezuela and Colombia. The Company expects activity to improve in Venezuela during 2001, but the timing and extent of improvements are uncertain. Activity in Colombia is not expected to improve during 2001. Therefore, the Company has redeployed to other locations four of the ten rigs previously located there.

The Company has international operations in several South American countries. With the exception of Venezuela, the Company's exposure to currency valuation losses is immaterial due to the fact that virtually all billings and payments are in U.S. dollars. In Venezuela, approximately 60 percent of the Company's billings are in U.S. dollars and 40 percent are in bolivars, the local currency.

As a result, the Company is exposed to risks of currency devaluation in Venezuela because of the bolivar denominated receivables. During 2000, the Company experienced a loss of $687,000 due to devaluation of the bolivar, compared with a $712,000 loss in 1999, and a $2,204,000 loss in 1998. The Company anticipates additional devaluation losses in Venezuela during 2001, but it is unable to predict the extent of either the devaluation, or its financial impact. Should Venezuela experience a 25 to 50 percent devaluation, Company losses could range from approximately $600,000 to $1,000,000. Using the same assumptions in 1999 resulted in the Company estimating foreign currency losses in Venezuela for 2000 ranging from $350,000 to $600,000.

During the latter part of calendar 2000, the Company commenced an economic evaluation of the useful lives of its drilling rigs. The evaluation is not yet complete, but if results indicate that the useful lives are longer than currently estimated, the Company's annual rig depreciation expense may be reduced beginning in fiscal 2001.

OIL AND GAS DIVISION operating results include those from its Exploration and Production segment, as depicted in the following table. The Natural Gas Marketing segment will be discussed separately.

Exploration & Production                          2000            1999             1998
------------------------                       -----------     -----------     -----------


Revenues (in 000's) ......................     $   157,583     $    95,953     $    98,696
Operating Profit (in 000's) ..............     $    66,604     $    11,245     $    28,088
Natural Gas Production (Mmcf per day) ....           128.2           121.2           117.4
Average Natural Gas Price (per Mcf) ......     $      2.79     $      1.83     $      2.04
Crude Oil Production (barrels per day) ...           2,405           1,779           1,921
Average Crude Oil Price (per barrel) .....     $     27.95     $     14.60     $     14.74

Exploration and Production segment revenues and operating profit increased significantly this year as average prices received for the Company's production rose dramatically. Average prices received for natural gas increased by 52 percent and average crude oil prices increased by 91 percent. Crude oil and natural gas production for the Company increased by 36 percent and six percent, respectively. Increased exploration drilling caused dry hole and abandonment charges to rise to $22.6 million in 2000, compared with $11.4 million in 1999, and $10.9 million in 1998. Revenues and operating profit for 1999 declined from the previous year due to a ten percent reduction in natural gas prices and a seven percent reduction in oil production. Additionally, geophysical expense rose during that period from $4.5 million in 1998, to $8.2 million in 1999. Also negatively impacting 1999 results was a $10.1 million impairment charge. That charge compares with $5.4 million in 1998, and $4.0 million in 2000.

During 2001, the Company intends to increase its capital spending over the previous year in order to participate in more exploration opportunities. Therefore, operating profit for the coming year could be impacted by possible increases in geophysical, dry hole, and abandonment expenses. Although natural gas prices were higher during the early part of fiscal 2001, it is difficult to predict the level of crude oil and natural gas prices for the remainder of the year and the impact on operating profit.

The Company has retained the investment banking firm of Petrie Parkman & Co. to analyze, develop, and facilitate possible strategic options for the Oil and Gas segment. It is uncertain whether such a transaction will occur or, if so, when it might occur.

The Company's Natural Gas Marketing segment, Helmerich & Payne Energy Services, Inc., (HPESI) derives most of its revenues from selling natural gas produced by other unaffiliated companies. Total Natural Gas Marketing segment revenues were $80,907,000 in 2000, $55,259,000 in 1999, and $53,499,000 in 1998. Operating
profit was $5,271,000 in 2000, $4,418,000 in 1999, and $2,418,000 in 1998. Most
of the natural gas owned and produced by the Exploration and Production segment is sold through HPESI to third parties at variable prices based on industry pricing publications or exchange quotations. Revenues for the Company's own natural gas production are reported by the Exploration and Production segment with the Natural Gas Marketing segment retaining a market-based fee from the sale of such production. HPESI sells most of its natural gas with monthly or daily contracts tied to industry market indices, such as Inside FERC Gas Market Report. The Company, through HPESI, has natural gas delivery commitments for periods of less than a year for approximately 59 percent of its total natural gas production. At times, the Exploration and Production segment may direct HPESI to enter into fixed price natural gas sales contracts on its behalf for a small portion (normally less than 20 percent) of its natural gas sales for periods of less than 12 months to guarantee a certain price. In 2000, HPESI had approximately 13.6 percent of its natural gas sales portfolio dedicated to such fixed price sales contracts compared to 2.3 percent in 1999. As of September 30, 2000, HPESI had fixed price contracts for less than four percent of its projected monthly sales for the months of November, 2000 through March, 2001, and no fixed price contracts thereafter.

Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138, is effective for fiscal years beginning after June 15, 2000, and requires that all derivatives be recognized as assets or liabilities in the balance sheet and that these instruments be measured at fair value. The effect of SFAS No. 133 on the Company's results of operations and financial position for fiscal year 2001 is not expected to be material.

REAL ESTATE DIVISION revenues totaled $8,999,000 for 2000, $8,671,000 for 1999, and $8,922,000 for 1998. Operating profit was $5,346,000 in 2000, $5,338,000 in
1999, and $5,371,000 in 1998. Occupancy rates, revenues, and operating profit remained solid in 2000 due to the continued strength of the Tulsa economy. No material changes are anticipated in the Real Estate Division in 2001.

LIQUIDITY AND CAPITAL RESOURCES

The Company's capital spending was $131,932,000 in 2000, $122,951,000 in 1999, and $266,299,000 in 1998. Net cash provided from operating activities for those same time periods were $201,836,000 in 2000, $158,694,000 in 1999, and
$113,533,000 in 1998. In addition to the net cash provided by operating activities, the Company also generated net proceeds from the sale of portfolio securities of $12,569,000 in 2000, $2,803,000 in 1999, and $73,949,000 in 1998.
In June 1998, the board of directors authorized the Company to repurchase up to 2,000,000 shares of its own stock. A total of 999,100 shares were repurchased in 1998 at a total cost of $19,112,000 and 20,600 shares were repurchased in 2000 at a total cost of $450,000. The Company plans to increase capital spending during 2001 in its Exploration and Production segment and its Contract Drilling Division. During fiscal 2000, the Company ordered 12 new rigs at an approximate cost of between $7.5 million and $8.25 million each and expects to take delivery of 11 of the new rigs in calendar 2001. The potential for new contract drilling projects requiring large amounts of capital is difficult to predict at this time. Total capital spending for the Company will likely exceed $200 million for 2001 and could be greater if additional attractive opportunities become available. Funding will come from internally generated cash, proceeds from security sales, and/or additional borrowings.

Due to the need for additional funds during 1998 resulting from a reduction in operating cash flow, a significant increase in capital expenditures, and the purchase of Company stock, the Company increased its available short-term lines of credit and obtained long-term financing. As described in Note 2 of Notes to Consolidated Financial Statements, in October 1998, the Company obtained $50 million in long-term debt proceeds, which was used to pay off short-term borrowings. The $50 million of long-term debt matures in October 2003. The interest rate on this debt fluctuates based on the 30-day London Interbank Offered Rate (LIBOR). However, simultaneous to receiving the $50 million in long-term debt proceeds, the Company entered into a $50 million interest rate swap agreement with a major national bank. The swap effectively fixes the interest rate on this facility at 5.38 percent for the entire five-year term of the note. The estimated fair value of the interest rate swap was $2,329,000 at September 30, 2000. The Company's interest rate risk exposure is limited to its potential short-term borrowings and results predominately from fluctuations in short-term interest rates as measured by 30-day LIBOR.

The strength of the Company's balance sheet is substantial, with current ratios for 2000 and 1999 at 3.4 and 2.2, respectively, and with total bank borrowings of only four percent of total assets at September 30, 2000. Additionally, the Company manages a large portfolio of marketable securities that, at the close of 2000, had a market value of $383,036,000, with a cost basis of $133,254,000. The portfolio, heavily weighted in energy stocks, is subject to fluctuation in the market and may vary considerably over time. Excluding the Company's investment in Atwood Oceanics, Inc., which is accounted for as an equity-method investment, the portfolio is marked to market on the Company's balance sheet for each reporting period. During 2000, the Company paid a dividend of $0.285 per share, or a total of $14,175,000, representing the 29th consecutive year of dividend increases.

STOCK PORTFOLIO HELD BY THE COMPANY

                                         Number of
                September 30, 2000         Shares       Cost Basis     Market Value
                                         ---------      ----------     ------------
                                            (in thousands, except share amounts)

Occidental Petroleum Corporation ...      1,000,000     $   23,775     $   21,812
Atwood Oceanics, Inc. ..............      3,000,000         46,353        125,063
Schlumberger, Ltd. .................      1,480,000         23,511        121,823
Transocean Sedco Forex, Inc. .......        286,528          9,509         16,798
SUNOCO, Inc. .......................        312,546          2,873          8,419
Phillips Petroleum Company .........        240,000          5,976         15,060
BANK ONE CORPORATION ...............        175,000          1,969          6,661
Kerr-McGee Corporation .............        184,500          4,899         12,223
ONEOK, Inc. ........................        225,000          2,751          8,947
Other ..............................                        11,638         46,230
                                                        ----------     ----------
            Total ..................                    $  133,254     $  383,036
                                                        ==========     ==========

CONSOLIDATED BALANCE SHEETS
HELMERICH & PAYNE, INC.

ASSETS

                                               September 30,           2000            1999
                                                                   -----------     -----------
                                                                         (in thousands)

CURRENT ASSETS:

    Cash and cash equivalents ................................     $   108,087     $    21,758
    Accounts receivable, less reserve of $2,003 and $2,908 ...         106,630          99,598
    Inventories ..............................................          25,598          25,187
    Prepaid expenses and other ...............................          24,829          14,081
                                                                   -----------     -----------
        Total current assets .................................         265,144         160,624
                                                                   -----------     -----------

INVESTMENTS ..................................................         304,326         238,475
                                                                   -----------     -----------

PROPERTY, PLANT AND EQUIPMENT, at cost:


Contract drilling equipment ..................................         891,749         881,269
Oil and gas properties .......................................         457,724         446,889
Real estate properties .......................................          50,649          49,065
    Other ....................................................          80,268          71,139
                                                                   -----------     -----------
                                                                     1,480,390       1,448,362
Less--Accumulated depreciation, depletion and amortization ...         806,785         757,147
                                                                   -----------     -----------
        Net property, plant and equipment ....................         673,605         691,215
                                                                   -----------     -----------

OTHER ASSETS .................................................          16,417          19,385
                                                                   -----------     -----------

TOTAL ASSETS .................................................     $ 1,259,492     $ 1,109,699
                                                                   ===========     ===========

The accompanying notes are an integral part of these statements.

LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                    September 30,                 2000            1999
                                                                                               ----------      ----------
                                                                                                      (in thousands,
                                                                                                    except share data)
CURRENT LIABILITIES:

    Accounts payable .....................................................................     $   32,279      $   25,704
    Accrued liabilities ..................................................................         46,615          41,200
    Notes payable ........................................................................             --           5,000
                                                                                               ----------      ----------
            Total current liabilities ....................................................         78,894          71,904
                                                                                               ----------      ----------

NONCURRENT LIABILITIES:

    Long-term notes payable ..............................................................         50,000          50,000
    Deferred income taxes ................................................................        156,650         116,588
    Other ................................................................................         18,245          23,098
                                                                                               ----------      ----------
            Total noncurrent liabilities .................................................        224,895         189,686
                                                                                               ----------      ----------

SHAREHOLDERS' EQUITY:

    Common stock, $.10 par value, 80,000,000 shares authorized,
        53,528,952 shares issued .........................................................          5,353           5,353
    Preferred stock, no par value, 1,000,000 shares authorized,
        no shares issued .................................................................             --              --
    Additional paid-in capital ...........................................................         66,090          61,411
    Retained earnings ....................................................................        813,885         745,956
    Unearned compensation ................................................................         (3,277)         (4,487)
    Accumulated other comprehensive income ...............................................        106,064          75,182
                                                                                               ----------      ----------
                                                                                                  988,115         883,415
    Less treasury stock, 3,548,480 shares in 2000 and 3,903,285 shares in 1999, at cost ..         32,412          35,306
                                                                                               ----------      ----------
            Total shareholders' equity ...................................................        955,703         848,109
                                                                                               ----------      ----------


TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY................................................     $1,259,492      $1,109,699
                                                                                               ==========      ==========


The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME
HELMERICH & PAYNE, INC.

                    Years Ended September 30,           2000           1999           1998
                                                     ----------     ----------     ----------
                                                                  (in thousands,
                                                           except per share amounts)

REVENUES:
    Sales and other operating revenues .........     $  599,122     $  556,562     $  592,037
    Income from investments ....................         31,973          7,757         44,603
                                                     ----------     ----------     ----------
                                                        631,095        564,319        636,640
                                                     ----------     ----------     ----------

COSTS AND EXPENSES:
    Operating costs ............................        316,933        332,330        346,066
    Depreciation, depletion and amortization ...        110,851        109,167         88,350
    Dry holes and abandonments .................         22,692         11,727         11,572
    Taxes, other than income taxes .............         29,202         25,478         25,728
    General and administrative .................         11,578         14,198         11,762
    Interest ...................................          3,076          6,481            942
                                                     ----------     ----------     ----------
                                                        494,332        499,381        484,420
                                                     ----------     ----------     ----------

INCOME BEFORE INCOME TAXES AND
   EQUITY IN INCOME OF AFFILIATE ...............        136,763         64,938        152,220

INCOME TAX EXPENSE .............................         57,684         25,706         56,677

EQUITY IN INCOME OF AFFILIATE
   net of income taxes .........................          3,221          3,556          5,611
                                                     ----------     ----------     ----------

NET INCOME .....................................     $   82,300     $   42,788     $  101,154
                                                     ==========     ==========     ==========

EARNINGS PER COMMON SHARE:
    BASIC ......................................     $     1.66     $     0.87     $     2.03
    DILUTED ....................................     $     1.64     $     0.86     $     2.00

AVERAGE COMMON SHARES OUTSTANDING:
    BASIC ......................................         49,534         49,243         49,948
    DILUTED ....................................         50,035         49,817         50,565


The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
HELMERICH & PAYNE, INC.

                                                  Common Stock        Additional
                                              ---------------------    Paid-in       Unearned     Retained
                                               Shares       Amount     Capital     Compensation   Earnings
                                              --------     --------   ----------   ------------   --------
                                                              (in thousands, except per share amounts)

Balance, Sept. 30, 1997 ................       53,529   $    5,353   $   51,316   $       --    $  629,562
Comprehensive Income:
  Net Income ...........................           --           --           --           --       101,154

  Other comprehensive loss, net
    of tax--unrealized losses on
    available-for-sale securities ......           --           --           --           --            --
Comprehensive income ...................           --           --           --           --            --

Cash dividends ($.275 per share) .......           --           --           --           --       (14,007)
Exercise of Stock Options ..............           --           --        1,833           --            --
Purchase of stock for treasury .........           --           --           --           --            --

Lapse of restrictions on
  Restricted Stock Awards ..............           --           --           98           --            --

Stock issued under Restricted
  Stock Award Plan .....................           --           --        5,757       (6,791)           --
Amortization of deferred
  Compensation .........................           --           --           --        1,186           166
                                               ------   ----------   ----------   ----------    ----------
Balance, Sept. 30, 1998 ................       53,529        5,353       59,004       (5,605)      716,875

Comprehensive Income:
 Net Income ............................           --           --           --           --        42,788
 Other comprehensive income,
  net of tax--unrealized gains
  on available-for-sale securities .....           --           --           --           --            --
Comprehensive income ...................           --           --           --           --            --

Cash dividends ($.28 per share) ........           --           --           --           --       (13,866)
Exercise of Stock Options ..............           --           --        2,201           --            --
Lapse of restrictions on
 Restricted Stock Awards ...............           --           --           69           --            --
Stock issued under Restricted
 Stock Award Plan ......................           --           --          137         (289)           --
Amortization of deferred
 Compensation ..........................           --           --           --        1,407           159
                                               ------   ----------   ----------   ----------    ----------
Balance, Sept. 30, 1999 ................       53,529        5,353       61,411       (4,487)      745,956

Comprehensive Income:
 Net Income ............................           --           --           --           --        82,300
 Other comprehensive income,
   net of tax--unrealized gains on
   available-for-sale securities .......           --           --           --           --            --
Comprehensive income ...................           --           --           --           --            --

Cash dividends ($.285 per share) .......           --           --           --           --       (14,448)
Exercise of Stock Options ..............           --           --        4,491           --            --
Purchase of stock for treasury .........           --           --           --           --            --
Lapse of restrictions on
  Restricted Stock Awards ..............           --           --           31           --            --
Stock issued under Restricted
  Stock Award Plan .....................           --           --          157         (248)           --
Amortization of deferred
  Compensation .........................           --           --           --        1,458            77
                                               ------   ----------   ----------   ----------    ----------
Balance, Sept. 30, 2000 ................       53,529   $    5,353   $   66,090   $   (3,277)   $  813,885
                                               ======   ==========   ==========   ==========    ==========



                                                                       Accumulated
                                                   Treasury Stock          Other
                                               --------------------    Comprehensive
                                                Shares      Amount     Income (Loss)     Total
                                               -------   ----------   --------------  ----------
                                                    (in thousands, except per share amounts)

Balance, Sept. 30, 1997 ................        3,501    $  (20,105)   $  114,454     $  780,580
Comprehensive Income:
  Net Income ...........................           --            --            --        101,154

  Other comprehensive loss, net
    of tax--unrealized losses on
    available-for-sale securities ......           --            --       (59,765)       (59,765)
                                                                                      ----------
Comprehensive income ...................           --            --            --         41,389
                                                                                      ----------

Cash dividends ($.275 per share) .......           --            --            --        (14,007)
Exercise of Stock Options ..............         (174)        1,015            --          2,848
Purchase of stock for treasury .........          999       (19,112)           --        (19,112)

Lapse of restrictions on
  Restricted Stock Awards ..............           --            --            --             98

Stock issued under Restricted
  Stock Award Plan .....................         (180)        1,034            --             --
Amortization of deferred
  Compensation .........................           --            --            --          1,352
                                               ------    ----------    ----------     ----------
Balance, Sept. 30, 1998 ................        4,146       (37,168)       54,689        793,148

Comprehensive Income:
 Net Income ............................           --            --            --         42,788
 Other comprehensive income,
  net of tax--unrealized gains
  on available-for-sale securities .....           --            --        20,493         20,493
                                                                                      ----------
Comprehensive income ...................           --            --            --         63,281
                                                                                      ----------

Cash dividends ($.28 per share) ........           --            --            --        (13,866)
Exercise of Stock Options ..............         (226)        1,710            --          3,911
Lapse of restrictions on
 Restricted Stock Awards ...............           --            --            --             69
Stock issued under Restricted
 Stock Award Plan ......................          (17)          152            --             --
Amortization of deferred
 Compensation ..........................           --            --            --          1,566
                                               ------    ----------    ----------     ----------
Balance, Sept. 30, 1999 ................        3,903       (35,306)       75,182        848,109

Comprehensive Income:
 Net Income ............................           --            --            --         82,300
 Other comprehensive income,
   net of tax--unrealized gains on
   available-for-sale securities .......           --            --        30,882         30,882
                                                                                      ----------
Comprehensive income ...................           --            --            --        113,182
                                                                                      ----------

Cash dividends ($.285 per share) .......           --            --            --        (14,448)
Exercise of Stock Options ..............         (366)        3,253            --          7,744
Purchase of stock for treasury .........           21          (450)           --           (450)
Lapse of restrictions on
  Restricted Stock Awards ..............           --            --            --             31
Stock issued under Restricted
  Stock Award Plan .....................          (10)           91            --             --
Amortization of deferred
  Compensation .........................           --            --            --          1,535
                                               ------    ----------    ----------     ----------
Balance, Sept. 30, 2000 ................        3,548    $  (32,412)   $  106,064     $  955,703
                                               ======    ==========    ==========     ==========


The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
HELMERICH & PAYNE, INC.



                                             Years Ended September 30,            2000            1999            1998
                                                                               ----------      ----------      ----------
                                                                                            (in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income ............................................................     $   82,300      $   42,788      $  101,154
                                                                               ----------      ----------      ----------
   Adjustments to reconcile net income to net
     cash provided by operating activities:
        Depreciation, depletion and amortization .........................        110,851         109,167          88,350
        Dry holes and abandonments .......................................         22,692          11,727          11,572
        Equity in income of affiliate before income taxes ................         (5,196)         (5,735)         (9,050)
        Amortization of deferred compensation ............................          1,535           1,566           1,352
        Gain on sale of securities and non-monetary investment income ....        (24,000)         (2,547)        (38,421)
        Gain on sale of property, plant and equipment ....................         (2,479)         (6,900)         (2,951)
        Other - net ......................................................            944           2,148             974
        Change in assets and liabilities:
           Accounts receivable ...........................................         (7,032)         19,797         (20,698)
           Inventories ...................................................           (411)            214          (5,762)
           Prepaid expenses and other ....................................         (7,780)         (5,079)         (4,682)
           Accounts payable ..............................................          6,575         (16,147)           (194)
           Accrued liabilities ...........................................          7,557           2,367          (8,692)
           Deferred income taxes .........................................         21,133             559          (1,231)
           Other noncurrent liabilities ..................................         (4,853)          4,769           1,812
                                                                               ----------      ----------      ----------
                                                                                  119,536         115,906          12,379
                                                                               ----------      ----------      ----------
              Net cash provided by operating activities ..................        201,836         158,694         113,533
                                                                               ----------      ----------      ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures, including dry hole costs ........................       (131,932)       (122,951)       (266,299)
   Proceeds from sale of property, plant and equipment ...................         18,044           9,990          15,414
   Purchase of investments ...............................................             --            (537)          1,056
   Proceeds from sale of securities ......................................         12,569           2,803          73,949
                                                                               ----------      ----------      ----------
              Net cash used in investing activities ......................       (101,319)       (110,695)       (175,880)
                                                                               ----------      ----------      ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from notes payable ...........................................             --         102,000         169,800
   Payments made on notes payable ........................................         (5,000)       (141,800)        (80,000)
   Dividends paid ........................................................        (14,175)        (13,849)        (13,802)
   Purchases of stock for treasury .......................................           (450)             --         (19,112)
   Proceeds from exercise of stock options ...............................          5,437           2,932           1,974
                                                                               ----------      ----------      ----------
              Net cash provided by (used in) financing activities ........        (14,188)        (50,717)         58,860
                                                                               ----------      ----------      ----------

NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS ..............................................................         86,329          (2,718)         (3,487)
CASH AND CASH EQUIVALENTS, beginning of period ...........................         21,758          24,476          27,963
                                                                               ----------      ----------      ----------
CASH AND CASH EQUIVALENTS, end of period .................................     $  108,087      $   21,758      $   24,476
                                                                               ==========      ==========      ==========



The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
HELMERICH & PAYNE, INC.                        September 30, 2000, 1999 and 1998



NOTE 1  SUMMARY OF ACCOUNTING POLICIES

CONSOLIDATION -
The consolidated financial statements include the accounts of Helmerich & Payne, Inc. (the Company), and all of its wholly-owned subsidiaries. Fiscal years of the Company's foreign consolidated operations end on August 31 to facilitate reporting of consolidated results.

TRANSLATION OF FOREIGN CURRENCIES -
The Company has determined that the functional currency for its foreign subsidiaries is the U.S. dollar. The foreign currency transaction loss for 2000, 1999, and 1998 was $664,000, $21,000, and $1,953,000, respectively.

USE OF ESTIMATES -
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

PROPERTY, PLANT AND EQUIPMENT -
The Company follows the successful efforts method of accounting for oil and gas properties. Under this method, the Company capitalizes all costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells which find proved reserves and to drill and equip development wells. Geological and geophysical costs, delay rentals and costs to drill exploratory wells which do not find proved reserves are expensed. Capitalized costs of producing oil and gas properties are depreciated and depleted by the unit-of-production method based on proved oil and gas reserves as determined by the Company and its independent engineers. Reserves are recorded for capitalized costs of undeveloped leases based on management's estimate of recoverability. Costs of surrendered leases are charged to the reserve.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the Company recognizes impairment losses for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the carrying amount of the asset. In 2000, the Company recognized an impairment charge of approximately $4.0 million for proved Exploration and Production properties which is included in depreciation, depletion and amortization expense. After-tax, the impairment charge reduced 2000 net income by approximately $2.5 million, $0.05 per share on a diluted basis. In 1999, the Company recognized an impairment charge of approximately $10.1 million for proved Exploration and Production properties which is included in depreciation, depletion and amortization expense. After-tax, the impairment charge reduced 1999 net income by approximately $6.2 million, $0.13 per share on a diluted basis. In 1998, the Company recognized an impairment charge of approximately $5.4 million for proved Exploration and Production properties which is included in depreciation, depletion and amortization expense. After-tax, the impairment charge reduced net income by approximately $3.4 million, $0.07 per share on a diluted basis. The Company evaluates impairment of exploration and production assets on a field by field basis. Fair value on all long-lived assets are based on discounted future cash flows or information provided by sales and purchases of similar assets.

Substantially all property, plant and equipment other than oil and gas properties is depreciated using the straight-line method based on the following estimated useful lives:

                                                        YEARS
                                                        -----
Contract drilling equipment...........................   4-10
Real estate buildings and equipment...................  10-50
Other.................................................   3-33

CASH AND CASH EQUIVALENTS -
Cash and cash equivalents consist of cash in banks and investments readily convertible into cash which mature within three months from the date of purchase.

INVENTORIES -
Inventories, primarily materials and supplies, are valued at the lower of cost (moving average or actual) or market.

DRILLING REVENUE -
Contract drilling revenues are comprised primarily of daywork drilling contracts for which the related revenues and expenses are recognized as work progresses. Fiscal 2000 and 1999 contract drilling revenues also include revenues of $4,109,000 and $40,790,000, respectively, from a rig construction contract for which revenues were recognized based on the percentage-of-completion method, measured by the percentage that incurred costs to date bear to total estimated costs. The Company does not currently have any third party rig construction contracts.

GAS IMBALANCES -
The Company recognizes revenues from gas wells on the sales method, and a liability is recorded for permanent imbalances resulting from gas wells in which the Company has sold more production than it is entitled.

INVESTMENTS -
The cost of securities used in determining realized gains and losses is based on average cost of the security sold. Net income in 2000 includes approximately $6,637,000, $0.13 per share on a diluted basis, on gains related to non-monetary transactions within the Company's available-for-sale security investment portfolio which were accounted for at fair value.

Investments in companies owned from 20 to 50 percent are accounted for using the equity method with the Company recognizing its proportionate share of the income or loss of each investee. The Company owned approximately 22 percent of Atwood Oceanics, Inc. (Atwood) at both September 30, 2000 and 1999. The quoted market value of the Company's investment was $125,063,000 and $91,687,500 at September 30, 2000 and 1999, respectively.
Retained earnings at September 30, 2000 includes approximately $21,918,000 of undistributed earnings of Atwood.

Summarized financial information of Atwood is as follows:

                                                           2000           1999           1998
                                                        ----------     ----------     ----------
                                                                     (in thousands)

Gross revenues ....................................     $  134,514     $  150,009     $  151,809
Costs and expenses ................................        111,366        122,289        112,445
                                                        ----------     ----------     ----------
Net income ........................................     $   23,148     $   27,720     $   39,364
                                                        ==========     ==========     ==========
Helmerich & Payne, Inc.'s equity in net income,
      net of income taxes .........................     $    3,221     $    3,556     $    5,611
                                                        ==========     ==========     ==========

Current assets ....................................     $   63,951     $   50,532     $   51,587
Noncurrent assets .................................        248,334        243,072        230,150
Current liabilities ...............................         17,484         19,013         26,723
Noncurrent liabilities ............................         77,332         82,362         91,248
Shareholders' equity ..............................        217,469        192,229        163,766
                                                        ==========     ==========     ==========
Helmerich & Payne, Inc.'s investment ..............     $   46,353     $   41,157     $   35,422
                                                        ==========     ==========     ==========


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


NOTE 2   NOTES PAYABLE AND LONG-TERM DEBT

At September 30, 2000, the Company had committed bank lines totaling $85 million; $50 million expires October 2003 and $35 million expires May 2001. Additionally, the Company had uncommitted credit facilities totaling $10 million. Collectively, the Company had $50 million in outstanding borrowings and outstanding letters of credit totaling $8.2 million against these lines at September 30, 2000. Concurrent with a $50 million borrowing under the facility that expires October 2003, the Company entered into an interest rate swap with a notional value of $50 million. The swap effectively converts this $50 million facility from a floating rate to a fixed effective rate of 5.38 percent. The interest rate swap closely correlates with the terms and maturity of the $50 million facility. Excluding the impact of the interest rate swap, the average interest rate for the borrowings at September 30, 2000, was approximately 6.61 percent on a 360 day basis.

Under the various credit agreements, the Company must meet certain requirements regarding levels of debt, net worth and earnings.

NOTE 3 INCOME TAXES

The components of the provision (benefit) for income taxes are as follows:

        Years Ended September 30,         2000          1999          1998
                                        --------      --------      --------
                                                  (in thousands)

CURRENT:
     Federal ......................     $ 25,736      $  9,684      $ 36,705
     Foreign ......................        8,766        15,963        18,728
     State ........................        3,366         1,744         4,751
                                        --------      --------      --------
                                          37,868        27,391        60,184
                                        --------      --------      --------
DEFERRED:
     Federal ......................       12,318          (842)       (4,108)
     Foreign ......................        6,146          (771)          927
     State ........................        1,352           (72)         (326)
                                        --------      --------      --------
                                          19,816        (1,685)       (3,507)
                                        --------      --------      --------
TOTAL PROVISION: ..................     $ 57,684      $ 25,706      $ 56,677
                                        ========      ========      ========



The amounts of domestic and foreign income are as follows:

        Years Ended September 30,         2000          1999          1998
                                        --------      --------      --------
                                                   (in thousands)
INCOME BEFORE INCOME TAXES AND
   EQUITY IN INCOME OF AFFILIATE:
   Domestic..........................   $129,373      $ 41,693      $106,228
   Foreign...........................      7,390        23,245        45,992
                                        --------      --------      --------
       ..............................   $136,763      $ 64,938      $152,220
                                        ========      ========      ========

Effective income tax rates on income as compared to the U.S. Federal income tax rate are as follows:

                    Years Ended September 30,           2000        1999         1998
                                                        ----        ----         ----

U.S. Federal income tax rate ....................         35%         35%          35%
Dividends received deduction ....................         --          (1)          --
Effect of foreign taxes .........................          5           5            2
Non-conventional fuel source credits utilized ...         --          (1)          --
Other, net ......................................          2           2           --
                                                        ----        ----         ----
Effective income tax rate .......................         42%         40%          37%
                                                        ====        ====         ====

The components of the Company's net deferred tax liabilities are as follows:

                            September 30,          2000              1999
                                               ------------     ------------
                                                      (in thousands)

DEFERRED TAX LIABILITIES:
    Property, plant and equipment              $     75,653     $     59,695
    Available-for-sale securities                    72,583           53,651
    Pension provision                                 4,075            3,951
    Equity investment                                12,734           10,759
    Other                                             1,217              923
                                               ------------     ------------
        Total deferred tax liabilities              166,262          128,979
                                               ------------     ------------

DEFERRED TAX ASSETS:
    Financial accruals                                9,612            8,832
    Other                                                --            3,559
                                               ------------     ------------
        Total deferred tax assets                     9,612           12,391
                                               ------------     ------------
NET DEFERRED TAX LIABILITIES                   $    156,650     $    116,588
                                               ============     ============

NOTE 4   SHAREHOLDERS' EQUITY

In June 1998, the board of directors authorized the repurchase of up to 2,000,000 shares of its common stock in open market or private transactions. The repurchased shares will be held in treasury and used for general corporate purposes including use in the Company's benefit plans. During fiscal 1998, the Company purchased 999,100 shares at a total cost of approximately $19 million and in fiscal 2000 purchased 20,600 shares at a cost of approximately $450,000. The Company did not purchase any shares in fiscal 1999. As of September 30, 2000, the Company is authorized to repurchase up to 979,400 additional shares.

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

The Company has reserved 983,776 shares of its treasury stock to satisfy the exercise of stock options issued under the 1990 Stock Option Plan. Effective December 4, 1996, additional options are no longer granted under this plan. Options granted under the 1990 plan generally vest over a seven year period. Options granted under the plan become exercisable in increments as outlined in the plan.

In March 1997, the Company adopted the 1996 Stock Incentive Plan (the "Stock Incentive Plan"). The Stock Incentive Plan was effective December 4, 1996, and will terminate December 3, 2006. Under this plan the Company is authorized to grant options for up to 4,000,000 shares of the Company's common stock at an exercise price not less than the fair market value of the common stock on the date of grant. Up to 600,000 shares of the total authorized may be granted to participants as restricted stock awards. Options granted under the 1996 plan vest over a four-year period. On September 30, 2000, 1,776,900 shares were available for grant under the Stock Incentive Plan.

On September 30, 2000, 393,000 shares were available for grant under the Stock Incentive Plan as restricted stock awards. In fiscal 2000, 1999 and 1998, 10,000, 17,000 and 180,000 shares of restricted stock, respectively, were granted at a weighted-average price of $24.75, $17.00 and $37.73, respectively, which approximated fair market value at the date of grant. Unearned compensation of $248,000, $289,000 and $6,791,000 for fiscal 2000, 1999 and 1998, respectively, is being amortized over a five-year period as compensation expense.

The following summary reflects the stock option activity and related information (shares in thousands):



                                       -------------------------   -------------------------   -------------------------
                                                Weighted-Average            Weighted-Average            Weighted-Average
                                       Options   Exercise Price    Options   Exercise Price    Options   Exercise Price
                                       -------  ----------------   -------  ----------------   -------  ----------------

Outstanding at October 1,                 2,574  $      21.34       2,090        $ 22.09        1,745   $     16.44
Granted                                     767         24.75         726          16.81          544         36.84
Exercised                                  (364)        15.44        (238)         14.28         (175)        12.15
Forfeited/Expired                           (22)        23.00          (4)         13.51          (24)        17.54
                                        -------  ------------     -------    -----------       ------   -----------
Outstanding on September 30,              2,955  $      22.94       2,574        $ 21.34        2,090   $     22.09
                                        -------  ------------     -------    -----------       ------   -----------
Exercisable on September 30,              1,046  $      22.40         782        $ 20.13          453   $     15.63
                                        -------  ------------     -------    -----------       ------   -----------
Shares available on September 30,
 for options that may be granted          1,777                     2,537                       3,280
                                        -------  ------------     -------    -----------       ------   -----------


The following table summarizes information about stock options at September 30, 000 (shares in thousands):


                                      Outstanding Stock Options                   Exercisable Stock Options
                      ------------------------------------------------------     ----------------------------
                                     Weighted-Average
    Range of                      Remaining Contractural    Weighted-Average                Weighted-Average
 Exercise Prices      Options               Life             Exercise Price      Options     Exercise Price
 -------------------  -------   -------------------------   ----------------     -------    ----------------
$12.00   to   $16.50     625            4.2 years                $13.64             437           $13.60
$16.51   to   $26.50   1,797            8.2 years                $22.05             342           $22.40
$26.51   to   $37.00     533            7.2 years                $36.84             267           $36.84
--------------------  ------           ----------               -------          ------          -------
$12.00   to   $37.00   2,955            7.2 years                $22.94           1,046           $22.40
--------------------  ------           ----------               -------          ------          -------

The following table reflects pro forma net income and earnings per share had the Company elected to adopt the fair value method of SFAS No. 123, "Accounting for Stock-Based Compensation", in measuring compensation cost beginning with 1997 employee stock-based awards.

         Years Ended September 30,         2000           1999           1998
                                        ----------     ----------     ----------
                                          (in thousands, except per share data)

Net Income:
   As reported ....................     $   82,300     $   42,788     $  101,154
   Pro forma ......................     $   78,788     $   40,268     $   99,437

Basic earnings per share:
   As reported ....................     $     1.66     $      .87     $     2.03
   Pro forma ......................     $     1.59     $      .82     $     1.99

Diluted earnings per share:
   As reported ....................     $     1.64     $      .86     $     2.00
   Pro forma ......................     $     1.57     $      .81     $     1.97

These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years.

The weighted-average fair values of options at their grant date during 2000, 1999 and 1998 were $10.80, $6.81, and $14.63, respectively. The estimated fair value of each option granted is calculated using the Black-Scholes option-pricing model. The following summarizes the weighted-average assumptions used in the model:

                                             2000         1999         1998
                                             ----         ----         ----
Expected years until exercise............     5.5          5.5         7.0
Expected stock volatility................     41%          38%         34%
Dividend yield...........................     .8%         1.2%        1.6%
Risk-free interest rate..................    6.0%         6.0%        5.9%

On September 30, 2000, the Company had 49,980,472 outstanding common stock purchase rights ("Rights") pursuant to terms of the Rights Agreement dated January 8, 1996. Under the terms of the Rights Agreement each Right entitled the holder thereof to purchase from the Company one half of one unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock ("Preferred Stock"), without par value, at a price of $90 per unit. The exercise price and the number of units of Preferred Stock issuable on exercise of the Rights are subject to adjustment in certain cases to prevent dilution. The Rights will be attached to the common stock certificates and are not exercisable or transferrable apart from the common stock, until 10 business days after a person acquires 15% or more of the outstanding common stock or 10 business days following the commencement of a tender offer or exchange offer that would result in a person owning 15% or more of the outstanding common stock. In the event the Company is acquired in a merger or certain other business combination transactions (including one in which the Company is the surviving corporation), or more than 50% of the Company's assets or earning power is sold or transferred, each holder of a Right shall have the right to receive, upon exercise of the Right, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The Rights are redeemable under certain circumstances at $0.01 per Right and will expire, unless earlier redeemed, on January 31, 2006. As long as the Rights are not separately transferrable, the Company will issue one half of one Right with each new share of common stock issued.

NOTE 5  EARNINGS PER SHARE

A reconciliation of the weighted-average common shares outstanding on a basic and diluted basis is as follows:

   (in thousands)                                   2000         1999          1998
                                                  -------      --------      -------

   Basic weighted-average shares................   49,534        49,243       49,948
   Effect of dilutive shares:
     Stock options..............................      492           561          595
     Restricted stock...........................        9            13           22
                                                  -------      --------      -------
                                                      501           574          617
                                                  -------      --------      -------
Diluted weighted-average shares.................   50,035        49,817       50,565
                                                  =======      ========      =======

Restricted stock of 180,000 shares at a weighted-average price of $37.73 and options to purchase 533,000 shares of common stock at a price of $36.84 were outstanding at September 30, 2000, but were not included in the computation of diluted earnings per common share.

At September 30, 1999, restricted stock of 180,000 shares at a weighted-average price of $37.73 and options to purchase 540,000 shares of common stock at a price of $36.84 were outstanding, but were not included in the computation of diluted earnings per common share.

At September 30, 1998, restricted stock of 180,000 shares at a weighted-average price of $37.73 and options to purchase 919,000 shares of common stock at a price of $32.40 were outstanding, but were not included in the computation of diluted earnings per common share.

Inclusion of these shares would be antidilutive, as the exercise prices of the options exceed the average market price of the common shares.

NOTE 6   FINANCIAL INSTRUMENTS

Notes payable bear interest at market rates and are carried at cost which approximates fair value. The estimated fair value of the Company's interest rate swap is $2,329,000 at September 30, 2000, based on forward-interest rates derived from the year-end yield curve as calculated by the financial institution that is a counterparty to the swap. The estimated fair value of the Company's available-for-sale securities is primarily based on market quotes.

The following is a summary of available-for-sale securities, which excludes those accounted for under the equity method of accounting (see Note 1):

                                           Gross          Gross      Estimated
                                        Unrealized     Unrealized      Fair
                               Cost        Gains         Losses        Value
                             --------   ----------     ----------    ---------
                                            (in thousands)
Equity Securities:
    September 30, 2000       $ 86,901    $173,137       $  2,065     $257,973
    September 30, 1999       $ 76,057    $122,369       $  1,108     $197,318

During the years ended September 30, 2000, 1999, and 1998, marketable equity available-for-sale securities with a fair value at the date of sale of $12,640,000, $2,803,000, and $62,792,000, respectively, were sold. The gross realized gains on such sales of available-for-sale securities totaled $12,576,000, $2,547,000, and $30,820,000, respectively, and the gross realized losses totaled $0, $0, and $1,034,000 respectively.

NOTE 7 ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The table below presents changes in the components of accumulated other comprehensive income (loss).

                 Years Ended September 30,           2000              1999             1998
                                                  -----------      -----------      -----------
                                                                  (in thousands)

Balance, beginning of period ................     $    75,182      $    54,689      $   114,454

   Unrealized gains (losses) on
     available-for-sale securities ..........          73,810           35,600          (66,610)
   Less: Reclassification adjustment
     for net gains realized in net income ...         (24,000)          (2,547)         (29,786)
                                                  -----------      -----------      -----------
       Net unrealized gains (losses) ........          49,810           33,053          (96,396)
   Tax benefit (expense) ....................         (18,928)         (12,560)          36,631
                                                  -----------      -----------      -----------
       Net-of-tax amount ....................          30,882           20,493          (59,765)
                                                  -----------      -----------      -----------

Balance, end of period ......................     $   106,064      $    75,182      $    54,689
                                                  ===========      ===========      ===========


NOTE 8 EMPLOYEE BENEFIT PLANS

The following tables set forth the Company's disclosures required by SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits".

Change in benefit obligation:

                     Years ended September 30,          2000            1999
                                                     ----------      ----------
                                                            (in thousands)

Benefit obligation at beginning of year ........     $   36,995      $   36,954
Service cost ...................................          3,427           3,700
Interest cost ..................................          2,741           2,468
Actuarial (gain) loss ..........................          3,059          (4,468)
Benefits paid ..................................         (1,384)         (1,659)
                                                     ----------      ----------
Benefit obligation at end of year ..............     $   44,838      $   36,995
                                                     ==========      ==========

Change in plan assets:

                     Years Ended September 30,          2000            1999
                                                     ----------      ----------
                                                          (in thousands)

Fair value of plan assets at beginning
  of year ......................................     $   58,517      $   51,572
Actual return on plan assets ...................          3,478           8,604
Benefits paid ..................................         (1,384)         (1,659)
                                                     ----------      ----------
Fair value of plan assets at end of year .......     $   60,611      $   58,517
                                                     ==========      ==========

Funded status of the plan ......................     $   15,773      $   21,522
Unrecognized net actuarial gain ................         (5,016)        (10,127)
Unrecognized prior service cost ................            786           1,025
Unrecognized net transition asset ..............         (1,079)         (1,619)
                                                     ----------      ----------
Prepaid benefit cost ...........................     $   10,464      $   10,801
                                                     ==========      ==========

WEIGHTED-AVERAGE ASSUMPTIONS:

       Years Ended September 30,                  2000           1999          1998
                                                  ----           ----          ----

Discount rate ........................            7.50%         7.50%         6.75%
Expected return on plan ..............            9.00%         9.00%         8.50%
Rate of compensation increase ........            5.00%         5.00%         5.00%

Components of net periodic cost:

             Years Ended September 30,               2000            1999            1998
                                                  ----------      ----------      ----------
                                                                (in thousands)

Service cost ................................     $    3,427      $    3,700      $    2,836
Interest cost ...............................          2,741           2,468           2,430
Expected return on plan assets ..............         (5,226)         (4,606)         (4,542)
Amortization of prior service cost ..........            238             238             238
Amortization of transition asset ............           (540)           (540)           (540)
Recognized net actuarial gain ...............           (303)             14             (65)
                                                  ----------      ----------      ----------
Net pension expense .........................     $      337      $    1,274      $      357
                                                  ==========      ==========      ==========


DEFINED CONTRIBUTION PLAN:

Substantially all employees on the United States payroll of the Company may elect to participate in the Company sponsored Thrift/401(k) Plan by contributing a portion of their earnings. The Company contributes amounts equal to 100 percent of the first five percent of the participant's compensation subject to certain limitations. Expensed Company contributions were $3,545,000, $3,315,000, and $3,009,000 in 2000, 1999, and 1998, respectively.

NOTE 9 ACCRUED LIABILITIES

Accrued liabilities consist of the following:

                       September 30,            2000           1999
                                             ----------     ----------
                                                   (in thousands)

Royalties payable ......................     $   18,918     $    9,625
Taxes payable - operations .............          6,861          6,990
Ad valorem tax .........................          7,783          7,177
Income taxes payable ...................             --          3,278
Workers compensation claims ............          2,840          3,122
Payroll and employee benefits ..........          4,055          3,970
Other ..................................          6,158          7,038
                                             ----------     ----------
                                             $   46,615     $   41,200
                                             ==========     ==========

NOTE 10 SUPPLEMENTAL CASH FLOW INFORMATION

  Years Ended September 30,         2000           1999           1998
                                 ----------     ----------     ----------
                                              (in thousands)

CASH PAYMENTS:
Interest paid ..............     $    2,491     $    5,705     $    1,721
Income taxes paid ..........     $   39,673     $   27,843     $   61,056

NOTE 11 RISK FACTORS

CONCENTRATION OF CREDIT -
Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments and trade receivables. The Company places temporary cash investments with established financial institutions and invests in a diversified portfolio of highly rated, short-term money market instruments. The Company's trade receivables are primarily with companies in the oil and gas industry. The Company normally does not require collateral except for certain receivables of customers in its natural gas marketing operations.

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

The Company's decreased rig utilization rates during fiscal 1999 continued in fiscal 2000. Depressed oil prices, the primary cause of the decrease, have since recovered, with utilization recovery lagging behind. The Company believes that its rig fleet is not currently impaired based on an assessment of future cash flows of the assets in question. However, it is possible that the Company's assessment that it will recover the carrying amount of its rig fleet from future operations may change in the near term.

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

NOTE 12  NEW ACCOUNTING STANDARDS

Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138, is effective for fiscal years beginning after June 15, 2000 and requires that all derivatives be recognized as assets or liabilities in the balance sheet and that these instruments be measured at fair value. The Company will adopt the provisions of SFAS No. 133, as amended, effective October 1, 2000. The impact of the Company's adoption of SFAS No. 133, as amended, on the Company's results of operations and financial position is not expected to be material.


NOTE 13  SEGMENT INFORMATION

The Company operates principally in the contract drilling industry, which includes a Domestic segment and an International segment, and in the oil and gas industry, which includes an Exploration and Production segment and a Natural Gas Marketing segment. The contract drilling operations consist of contracting Company-owned drilling equipment primarily to major oil and gas exploration companies. The Company's primary international areas of operation include Venezuela, Colombia, Ecuador, Argentina and Bolivia. Oil and gas activities include the exploration for and development of productive oil and gas properties located primarily in Oklahoma, Texas, Kansas, and Louisiana, as well as, the marketing of natural gas for third parties. The Natural Gas Marketing segment also markets most of the natural gas produced by the Exploration and Production segment retaining a market based fee from the sale of such production. The Company also has a Real Estate segment whose operations are conducted exclusively in the metropolitan area of Tulsa, Oklahoma. The primary areas of operations include a major shopping center and several multi-tenant warehouses. Each reportable segment is a strategic business unit which is managed separately as an autonomous business. Other includes investments in available-for-sale securities and corporate operations. The "other" component of Total Assets also includes the Company's investment in equity-owned investments.

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

Summarized financial information of the Company's reportable segments for each of the years ended September 30, 2000, 1999, and 1998 is shown in the following table:

                                                                                         Depreciation                   Additions
                                    External       Inter-       Total      Operating    Depletion &        Total     to Long-Lived
(in thousands)                        Sales        Segment      Sales        Profit     Amortization      Assets         Assets
                                   ----------    ----------   ----------   ----------   ------------    ----------   -------------
2000:
CONTRACT DRILLING
  Domestic ......................  $  214,531    $    3,048   $  217,579   $   35,808    $   35,310    $  342,278    $   40,722
  International .................     136,549            --      136,549        9,753        38,096       259,892        13,825
                                   ----------    ----------   ----------   ----------   -----------     ---------    ----------
                                      351,080         3,048      354,128       45,561        73,406       602,170        54,547
                                   ----------    ----------   ----------   ----------   -----------     ---------    ----------
OIL & GAS OPERATIONS
  Exploration and Production ....     157,583            --      157,583       66,604        33,462       174,466        65,804
  Natural Gas Marketing .........      80,907            --       80,907        5,271           164        21,897           175
                                   ----------    ----------   ----------   ----------   -----------     ---------    ----------
                                      238,490                    238,490       71,875        33,626       196,363        65,979
                                   ----------    ----------   ----------   ----------   -----------     ---------    ----------

REAL ESTATE .....................       8,999         1,545       10,544        5,346         1,598        24,235         2,909
OTHER ...........................      32,526            --       32,526           --         2,221       436,724         8,497
ELIMINATIONS ....................          --        (4,593)      (4,593)          --            --            --            --
                                   ----------    ----------   ----------   ----------   -----------     ---------    ----------
    TOTAL .......................  $  631,095            --   $  631,095   $  122,782    $  110,851    $1,259,492    $  131,932
                                   ==========    ==========   ==========   ==========   ===========     =========    ==========


                                                                                    Depreciation                   Additions
                                     External     Inter-       Total     Operating   Depletion &      Total      to Long-Lived
(in thousands)                        Sales       Segment      Sales      Profit    Amortization     Assets         Assets
--------------                      ---------     -------      -----     ---------  ------------     ------      -------------
1999:
CONTRACT DRILLING
  Domestic..........................  $213,647   $  2,457    $216,104   $ 30,154     $ 31,164      $  371,766      $ 57,975
  International.....................   182,987         --     182,987     29,845       36,178         271,746        17,293
                                      --------   --------    --------   --------     --------      ----------      --------
                                       396,634      2,457     399,091     59,999       67,342         643,512        75,268
                                      --------   --------    --------   --------     --------      ----------      --------
OIL & GAS OPERATIONS
  Exploration and Production........    95,953         --      95,953     11,245       38,658         151,898        44,333
  Natural Gas Marketing.............    55,259         --      55,259      4,418          174          15,156           261
                                      --------   --------    --------   --------     --------      ----------      --------
                                       151,212         --     151,212     15,663       38,832         167,054        44,594
                                      --------   --------    --------   --------     --------      ----------      --------
REAL ESTATE.........................     8,671      1,531      10,202      5,338        1,427          22,816         1,445
OTHER...............................     7,802         --       7,802         --        1,566         276,317         1,644
ELIMINATIONS........................        --     (3,988)     (3,988)        --           --              --            --
                                      --------   --------    --------   --------     --------      ----------      --------
    TOTAL...........................  $564,319   $     --    $564,319   $ 81,000     $109,167      $1,109,699      $122,951
                                      ========   ========    ========   ========     ========      ==========      ========
1998:
CONTRACT DRILLING
  Domestic..........................  $177,059   $  4,084    $181,143   $ 35,817     $ 23,771      $  351,193      $130,237
  International.....................   253,072         --     253,072     50,834       31,689         303,907        83,843
                                      --------   --------    --------   --------     --------      ----------      --------
                                       430,131      4,084     434,215     86,651       55,460         655,100       214,080
                                      --------   --------    --------   --------     --------      ----------      --------
OIL & GAS OPERATIONS
  Exploration and Production........    98,696         --      98,696     28,088       29,817         156,582        48,066
  Natural Gas Marketing.............    53,499         --      53,499      2,418          292          15,069           636
                                      --------   --------    --------   --------     --------      ----------      --------
                                       152,195         --     152,195     30,506       30,109         171,651        48,702
                                      --------   --------    --------   --------     --------      ----------      --------

REAL ESTATE.........................     8,922      1,526      10,448      5,371        1,501          22,937           875
OTHER...............................    45,392         --      45,392         --        1,280         240,742         2,642
ELIMINATIONS........................        --     (5,610)     (5,610)        --           --              --            --
                                      --------   --------    --------   --------     --------      ----------      --------
    TOTAL...........................  $636,640   $     --    $636,640   $122,528     $ 88,350      $1,090,430      $266,299
                                      ========   ========    ========   ========     ========      ==========      ========


The following table reconciles segment operating profit per the table on pages 30 and 31 to income before taxes and equity in income of affiliate as reported on the Consolidated Statements of Income (in thousands).


               Years Ended September 30,              2000           1999            1998
                                                   ---------       ---------       ---------

Segment operating profit ....................      $ 122,782       $  81,000       $ 122,528

 Unallocated amounts:
   Income from investments ..................         31,973           7,757          44,603
   General and administrative expense .......        (11,578)        (14,198)        (11,762)
   Interest expense .........................         (3,076)         (6,481)           (942)
   Corporate depreciation ...................         (2,152)         (1,565)         (1,280)
   Other corporate expense ..................         (1,186)         (1,575)           (927)
                                                   ---------       ---------       ---------
     Total unallocated amounts ..............         13,981         (16,062)         29,692
                                                   ---------       ---------       ---------

 Income before income taxes and equity in
   Income of affiliate ......................      $ 136,763       $  64,938       $ 152,220
                                                   =========       =========       =========


The following tables present revenues from external customers and long-lived assets by country based on the location of service provided (in thousands).


 Years Ended September 30,       2000          1999          1998
                               --------      --------      --------
Revenues
  United States .........      $494,546      $381,332      $383,568
  Venezuela .............        34,922        59,481       131,137
  Colombia ..............        42,509        60,838        79,675
  Other Foreign .........        59,118        62,668        42,260
                               --------      --------      --------
    Total ...............      $631,095      $564,319      $636,640
                               ========      ========      ========
Long-Lived Assets
  United States .........      $477,593      $479,753      $475,832
  Venezuela .............        37,001        62,931        85,703
  Colombia ..............        26,361        46,621        59,848
  Other Foreign .........       132,650       101,910        70,988
                               --------      --------      --------

    Total ...............      $673,605      $691,215      $692,371
                               ========      ========      ========

Long-lived assets are comprised of property, plant and equipment.

Revenues from one company doing business with the contract drilling segment accounted for approximately 15.2 percent, 17.5 percent and 14.5 percent of the total consolidated revenues during the years ended September 30, 2000, 1999, and 1998, respectively. Revenues from another company doing business with the contract drilling segment accounted for approximately 7.4 percent, 12 percent, and 10 percent of total consolidated revenues in the years ended September 30, 2000, 1999, and 1998, respectively. Collectively, revenues from companies controlled by the Venezuelan government accounted for approximately 3.6 percent,
5.6 percent and 16 percent of total consolidated revenues for the years ended September 30, 2000, 1999, and 1998, respectively. Collectively, the receivables from these customers were approximately $24.0 million and $35.6 million at September 30, 2000 and 1999, respectively.


NOTE 14 SUPPLEMENTARY FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES

All of the Company's oil and gas producing activities are located in the United States.

Results of Operations from Oil and Gas Producing Activities -


           Years Ended September 30,                                  2000              1999               1998
                                                                  ------------      ------------      ------------
                                                                                  (in thousands)
   Revenues ................................................      $    157,583      $     95,953      $     98,696
                                                                  ------------      ------------      ------------
   Production costs ........................................            26,685            23,058            21,786
   Exploration expense and valuation provisions.............            30,832            22,992            19,005
   Depreciation, depletion and amortization.................            33,462            38,658            29,817
   Income tax expense ......................................            23,447             3,437             9,415
                                                                  ------------      ------------      ------------
     Total cost and expenses ...............................           114,426            88,145            80,023
                                                                  ------------      ------------      ------------
   Results of operations (excluding corporate overhead
     and interest costs) ...................................      $     43,157      $      7,808      $     18,673
                                                                  ============      ============      ============


Capitalized Costs  -


                         September 30,                                     2000               1999
                                                                       ------------      ------------
                                                                               (in thousands)
   Proved properties ............................................      $    430,675      $    421,552
   Unproved properties ..........................................            27,050            25,337
                                                                       ------------      ------------
     Total costs ................................................           457,725           446,889

   Less - Accumulated depreciation, depletion and amortization ..           314,091           312,644
                                                                       ------------      ------------
     Net ........................................................      $    143,634      $    134,245
                                                                       ============      ============


Costs Incurred Relating to Oil and Gas Producing Activities -


           Years Ended September 30,                  2000             1999              1998
                                                   -----------      -----------      -----------
                                                                  (in thousands)
   Property acquisition:
     Proved .................................      $       105      $        89      $       107
     Unproved ...............................           11,040           14,385            9,096
   Exploration ..............................           43,833           22,292           18,107
   Development ..............................           18,843           19,167           28,259
                                                   -----------      -----------      -----------
     Total ..................................      $    73,821      $    55,933      $    55,569
                                                   ===========      ===========      ===========


Estimated Quantities of Proved Oil and Gas Reserves (Unaudited) -

Proved reserves are estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those which are expected to be recovered through existing wells with existing equipment and operating methods. The following is an analysis of proved oil and gas reserves as estimated by Netherland, Sewell &~Associates, Inc. at September 30, 2000. All prior years were estimated by the Company and reviewed by independent engineers.


                                                     OIL (Bbls)       GAS (Mmcf)
                                                     ----------       ----------

Proved reserves at September 30, 1997 .........       5,805,386          263,236
Revisions of previous estimates ...............        (331,280)          10,877
Extensions, discoveries and other additions ...         175,265           20,819
Production ....................................        (701,180)         (42,862)
Purchases of reserves-in-place ................           2,890              188
Sales of reserves-in-place ....................        (189,768)            (632)
                                                     ----------       ----------

Proved reserves at September 30, 1998 .........       4,761,313          251,626
Revisions of previous estimates ...............         570,126           11,771
Extensions, discoveries and other additions ...         151,829           22,491
Production ....................................        (649,370)         (44,240)
Purchases of reserves-in-place ................              --               77
Sales of reserves-in-place ....................              --           (2,105)
                                                     ----------       ----------
Proved reserves at September 30, 1999 .........       4,833,898          239,620
Revisions of previous estimates ...............       1,316,714           17,363
Extensions, discoveries and other additions ...       1,119,314           52,569
Production ....................................        (880,304)         (46,923)
Purchases of reserves-in-place ................           1,502              242
Sales of reserves-in-place ....................         (85,987)            (373)
                                                     ----------       ----------
Proved reserves at September 30, 2000 .........       6,305,137          262,498
                                                     ==========       ==========

Proved developed reserves at
   September 30, 1998 .........................       4,754,319          249,376
                                                     ==========       ==========
   September 30, 1999 .........................       4,828,071          229,765
                                                     ==========       ==========
   September 30, 2000 .........................       5,847,217          217,334
                                                     ==========       ==========


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




   At September 30,                                                   2000                 1999
                                                                  -------------       -------------
                                                                           (in thousands)

Future cash inflows ........................................      $   1,377,922       $    (688,766)
Future costs -
    Future production and development costs ................           (317,898)           (188,579)
    Future income tax expense ..............................           (331,672)           (135,763)
                                                                  -------------       -------------
Future net cash flows ......................................            728,352             364,424
10% annual discount for estimated timing of cash flows .....           (240,281)           (131,806)
                                                                  -------------       -------------
Standardized Measure of discounted future net cash flows ...      $     488,071       $     232,618
                                                                  =============       =============

Changes in Standardized Measure Relating to Proved Oil and Gas Reserves (Unaudited) -



                                    Years Ended September 30,              2000               1999                1998
                                                                       ------------       ------------       ------------
                                                                                         (in thousands)
   Standardized Measure - Beginning of year .....................      $    232,618       $    125,927       $    205,035
   Increases (decreases) -
     Sales, net of production costs .............................          (130,898)           (72,895)           (76,910)
     Net change in sales prices, net of production costs ........           261,926            142,970            (97,938)
     Discoveries and extensions, net of related future
         development and production costs .......................           156,840             38,164             21,922
     Changes in estimated future development costs ..............           (36,994)           (11,095)           (14,142)
     Development costs incurred .................................            13,587             16,558             25,149
     Revisions of previous quantity estimates ...................            57,730             17,713              5,089
     Accretion of discount ......................................            30,951             16,700             28,012
     Net change in income taxes .................................          (114,762)           (40,671)            30,436
     Purchases of reserves-in-place .............................               542                 96                 65
     Sales of reserves-in-place .................................              (700)            (1,390)            (2,875)
     Other ......................................................            17,231                541              2,084
                                                                       ------------       ------------       ------------
   Standardized Measure - End of year ...........................      $    488,071       $    232,618       $    125,927
                                                                       ============       ============       ============


NOTE 15  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                    (in thousands, except per share amounts)


               2000                           1st                2nd              3rd                4th
                                             Quarter           Quarter           Quarter           Quarter
                                           ------------      ------------      ------------      ------------
Revenues ............................      $    149,581      $    151,848      $    151,968      $    177,698
Gross profit ........................            37,852            36,256            32,605            44,704
Net income ..........................            20,461            19,273            18,557            24,009
Basic net income per share ..........               .41               .39               .37               .48
Diluted net income per share ........               .41               .39               .37               .48


              1999                          1st            2nd               3rd            4th
                                          Quarter         Quarter          Quarter        Quarter
                                         ----------      ----------      ----------      ----------
Revenues ..........................      $  143,864      $  155,374      $  131,799      $  133,282
Gross profit ......................          25,071          16,924          23,532          20,090
Net income ........................          12,811           7,352          12,196          10,429
Basic net income per share ........             .26             .15             .25             .21
Diluted net income per share ......             .26             .15             .24             .21


Gross profit represents total revenues less operating costs, depreciation, depletion and amortization, dry holes and abandonments, and taxes, other than income taxes.

The sum of earnings per share for the four quarters may not equal the total earnings per share for the year due to changes in the average number of common shares outstanding.

Net income in the first quarter of 2000 includes approximately $6.3 million ($0.13 per share, on a diluted basis) on gains related to a non-monetary dividend received and a gain on the conversion of shares of common stock of a Company investee pursuant to that investee being acquired.

Net income in the fourth quarter of 2000 includes an after-tax charge of $2.5 million ($0.05 per share, on a diluted basis) related to the write-down of producing properties in accordance with SFAS No. 121.

Net income in the second quarter of 1999 includes an after-tax charge of $5.5 million ($0.11 per share, on a diluted basis) in connection with the drilling and completion of a pinnacle reef well with reserve values significantly below its carrying cost.

REPORT OF INDEPENDENT AUDITORS

HELMERICH & PAYNE, INC.

The Board of Directors and Shareholders
Helmerich & Payne, Inc.

     We have audited the accompanying consolidated balance sheets of Helmerich & Payne, Inc. as of September 30, 2000 and 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Helmerich & Payne, Inc. at September 30, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States.


                                                /s/ ERNST & YOUNG LLP

Tulsa, Oklahoma
November 17, 2000





STOCK PRICE INFORMATION

                                              Closing Market Price Per Share
                                        ----------------------------------------
                                                2000                  1999
                                        ------------------    ------------------
QUARTERS                                  HIGH       LOW        HIGH       LOW
--------                                -------    -------    -------    -------
First...............................    $ 27.44    $ 19.13    $ 24.50    $ 16.75
Second..............................      31.00      20.00      23.94      16.06
Third...............................      37.75      29.06      26.75      20.38
Fourth..............................      38.31      30.06      30.19      23.00


DIVIDEND INFORMATION

                                      Paid Per Share          Total Payment
                                      --------------    --------------------------
                                        2000   1999        2000            1999
                                       -----  -----     ----------      ----------
QUARTERS
--------
First.............................     $.070  $.070     $3,474,612      $3,457,626
Second............................      .070   .070      3,475,623       3,459,168
Third.............................      .070   .070      3,484,189       3,464,109
Fourth............................      .075   .070      3,740,863       3,468,377



STOCKHOLDERS' MEETING

The annual meeting of stockholders will be held on March 7, 2001. A formal notice of the meeting, together with a proxy statement and form of proxy, will be mailed to shareholders on or about January 26, 2001.


STOCK EXCHANGE LISTING

Helmerich & Payne, Inc. Common Stock is traded on the New York Stock Exchange with the ticker symbol "HP." The newspaper abbreviation most commonly used for financial reporting is "HelmP." Options on the Company's stock are also traded on the New York Stock Exchange.


STOCK TRANSFER AGENT AND REGISTRAR

As of December 15, 2000, there were 1,170 record holders of Helmerich & Payne, Inc. common stock as listed by the transfer agent's records.

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


DIRECT INQUIRIES TO:
President
Helmerich & Payne, Inc.
Utica at Twenty-First
Tulsa, Oklahoma 74114
Telephone: (918) 742-5531

Internet Address: http://www.hpinc.com

ELEVEN-YEAR FINANCIAL REVIEW

HELMERICH & PAYNE, INC.

                       Years Ended September 30,                 2000        1999        1998
                                                              ----------  ----------  ----------
REVENUES AND INCOME*(2)
          Contract Drilling Revenues .......................     349,992     394,715     427,713
          Crude Oil Sales ..................................      24,601       9,479      10,333
          Natural Gas Sales ................................     131,056      81,533      87,646
          Gas Marketing Revenues ...........................      78,921      54,263      52,469
          Real Estate Revenues .............................       8,991       8,663       8,587
          Dividend Income ..................................      14,482       3,569       4,117
          Other Revenues ...................................      23,052      12,097      45,775
          Total Revenues+ ..................................     631,095     564,319     636,640
          Net Cash Provided by Continuing Operations+ ......     201,836     158,694     113,533
          Income from Continuing Operations ................      82,300      42,788     101,154
          Net Income .......................................      82,300      42,788     101,154

PER SHARE DATA
          Income from Continuing Operations(1):
              Basic ........................................        1.66         .87        2.03
              Diluted ......................................        1.64         .86        2.00
          Net Income(1):
              Basic ........................................        1.66         .87        2.03
              Diluted ......................................        1.64         .86        2.00
          Cash Dividends ...................................        .285         .28        .275
          Shares Outstanding* ..............................      49,980      49,626      49,383

FINANCIAL POSITION
          Net Working Capital* .............................     186,250      88,720      58,861
          Ratio of Current Assets to Current Liabilities ...        3.36        2.23        1.47
          Investments* .....................................     304,326     238,475     200,400
          Total Assets* ....................................   1,259,492   1,109,699   1,090,430
          Long-Term Debt* ..................................      50,000      50,000      50,000
          Shareholders' Equity* ............................     955,703     848,109     793,148

CAPITAL EXPENDITURES*
          Contract Drilling Equipment ......................      49,774      68,639     206,794
          Wells and Equipment ..............................      54,764      29,947      38,970
          Real Estate ......................................       2,880       1,435         854
          Other Assets (includes undeveloped leases) .......      24,514      22,930      19,681
          Discontinued Operations ..........................          --          --          --
          Total Capital Outlays ............................     131,932     122,951     266,299

PROPERTY, PLANT AND EQUIPMENT AT COST*
          Contract Drilling Equipment ......................     891,749     881,269     829,217
          Producing Properties .............................     430,674     421,552     414,770
          Undeveloped Leases ...............................      27,050      25,337      20,977
          Real Estate ......................................      50,649      49,065      48,451
          Other ............................................      80,268      71,139      65,120
          Discontinued Operations ..........................          --          --          --
          Total Property, Plant and Equipment ..............   1,480,390   1,448,362   1,378,535


*    000's omitted.

+ Chemical operations were sold August 30, 1996. Prior year amounts have been restated to exclude discontinued operations.

(1) Includes $13.6 million ($.28 per share, on a diluted basis) effect of impairment charge for adoption of SFAS No. 121 in 1995 and cumulative effect of change in accounting for income taxes of $4,000,000 ($.08 per share, on a diluted basis) in 1994.

(2)  See Note 13 for segment presentation of revenues.

                       Years Ended September 30,                 1997        1996        1995        1994
                                                              ----------  ----------  ----------  ----------
REVENUES AND INCOME*(2)
          Contract Drilling Revenues .......................     315,327     244,338     203,325     182,781
          Crude Oil Sales ..................................      20,475      15,378      13,227      13,161
          Natural Gas Sales ................................      87,737      60,500      33,851      45,261
          Gas Marketing Revenues ...........................      66,306      57,817      34,729      51,874
          Real Estate Revenues .............................       8,224       8,076       7,560       7,396
          Dividend Income ..................................       5,268       3,650       3,389       3,621
          Other Revenues ...................................      14,522       3,496      10,640       6,058
          Total Revenues+ ..................................     517,859     393,255     306,721     310,152
          Net Cash Provided by Continuing Operations+ ......     165,568     121,420      84,010      74,463
          Income from Continuing Operations ................      84,186      45,426       5,788      17,108
          Net Income .......................................      84,186      72,566       9,751      24,971

PER SHARE DATA
          Income from Continuing Operations(1):
              Basic ........................................        1.69         .92         .12         .35
              Diluted ......................................        1.67         .91         .12         .35
          Net Income(1):
              Basic ........................................        1.69        1.47         .20         .51
              Diluted ......................................        1.67        1.46         .20         .51
          Cash Dividends ...................................         .26       .2525         .25       .2425
          Shares Outstanding* ..............................      50,028      49,771      49,529      49,420

FINANCIAL POSITION
          Net Working Capital* .............................      62,837      51,803      50,038      76,238
          Ratio of Current Assets to Current Liabilities ...        1.66        1.83        1.74        2.63
          Investments* .....................................     323,510     229,809     156,908      87,414
          Total Assets* ....................................   1,033,595     821,914     707,061     621,689
          Long-Term Debt* ..................................          --          --          --          --
          Shareholders' Equity* ............................     780,580     645,970     562,435     524,334

CAPITAL EXPENDITURES*
          Contract Drilling Equipment ......................     109,036      79,269      80,943      53,752
          Wells and Equipment ..............................      35,024      21,142      19,384      40,916
          Real Estate ......................................       1,095         752         873         902
          Other Assets (includes undeveloped leases) .......      16,022       7,003       9,717       9,695
          Discontinued Operations ..........................          --       1,581         859         618
          Total Capital Outlays ............................     161,177     109,747     111,776     105,883

PROPERTY, PLANT AND EQUIPMENT AT COST*
          Contract Drilling Equipment ......................     643,619     568,110     501,682     444,432
          Producing Properties .............................     395,812     392,562     384,755     377,371
          Undeveloped Leases ...............................      14,109       9,242       8,051      11,729
          Real Estate ......................................      47,682      46,970      46,642      47,827
          Other ............................................      59,659      53,547      55,655      48,612
          Discontinued Operations ..........................          --          --      13,937      13,131
          Total Property, Plant and Equipment ..............   1,160,881   1,070,431   1,010,722     943,102


                       Years Ended September 30,                1993        1992        1991        1990
                                                             ----------  ----------  ----------  ----------
REVENUES AND INCOME*(2)
          Contract Drilling Revenues .......................    149,661     112,833     105,364      90,974
          Crude Oil Sales ..................................     15,392      16,369      17,374      16,058
          Natural Gas Sales ................................     52,446      38,370      35,628      37,697
          Gas Marketing Revenues ...........................     63,786      40,410      10,055      10,566
          Real Estate Revenues .............................      7,620       7,541       7,542       7,636
          Dividend Income ..................................      3,535       4,050       5,285       7,402
          Other Revenues ...................................      8,283       6,646      20,020      56,131
          Total Revenues+ ..................................    300,723     226,219     201,268     226,464
          Net Cash Provided by Continuing Operations+ ......     72,493      60,414      50,006      53,288
          Income from Continuing Operations ................     22,158       8,973      19,608      45,489
          Net Income .......................................     24,550      10,849      21,241      47,562

PER SHARE DATA
          Income from Continuing Operations(1):
              Basic ........................................        .46         .19         .41         .94
              Diluted ......................................        .45         .19         .41         .93
          Net Income(1):
              Basic ........................................        .51         .22         .44         .98
              Diluted ......................................        .50         .22         .44         .98
          Cash Dividends ...................................        .24       .2325         .23         .22
          Shares Outstanding* ..............................     49,275      49,152      48,976      48,971

FINANCIAL POSITION
          Net Working Capital* .............................    104,085      82,800     108,212     146,741
          Ratio of Current Assets to Current Liabilities ...       3.24        3.31        4.19        3.72
          Investments* .....................................     84,945      87,780      96,471      99,574
          Total Assets* ....................................    610,504     585,504     575,168     582,927
          Long-Term Debt* ..................................      3,600       8,339       5,693       5,648
          Shareholders' Equity* ............................    508,927     493,286     491,133     479,485

CAPITAL EXPENDITURES*
          Contract Drilling Equipment ......................     24,101      43,049      56,297      18,303
          Wells and Equipment ..............................     23,142      21,617      34,741      16,489
          Real Estate ......................................        436         690       2,104       1,467
          Other Assets (includes undeveloped leases) .......      5,901      16,984       6,793       5,448
          Discontinued Operations ..........................        629         158       2,594       1,153
          Total Capital Outlays ............................     54,209      82,498     102,529      42,860

PROPERTY, PLANT AND EQUIPMENT AT COST*
          Contract Drilling Equipment ......................    418,004     404,155     370,494     324,293
          Producing Properties .............................    340,176     329,264     312,438     287,248
          Undeveloped Leases ...............................     10,010      12,973       5,552       5,507
          Real Estate ......................................     47,502      47,286      46,671      44,928
          Other ............................................     45,085      43,153      36,423      32,135
          Discontinued Operations ..........................     12,545      11,962      11,838       9,270
          Total Property, Plant and Equipment ..............    873,322     848,793     783,416     703,381

ELEVEN-YEAR OPERATING REVIEW
HELMERICH & PAYNE, INC.

                   Years Ended September 30,              2000       1999      1998
                                                         ------     ------    ------
CONTRACT DRILLING
         Drilling Rigs, United States.................       48         46        46
         Drilling Rigs, International.................       40         44        44
         Contract Wells Drilled, United States........      335        242       242
         Total Footage Drilled, United States*........    4,058      2,938     2,938
         Average Depth per Well, United States........   12,115     12,142    12,142
         Percentage Rig Utilization, United States....       87         75        95
         Percentage Rig Utilization, International....       47         53        88


      PETROLEUM EXPLORATION AND DEVELOPMENT

         Gross Wells Completed........................       81         49        62
         Net Wells Completed..........................     42.7       23.9      35.7
         Net Dry Holes................................      9.1        7.1       4.2


      PETROLEUM PRODUCTION
         Net Crude Oil and Natural Gas Liquids
           Produced (barrels daily)...................    2,405      1,779     1,921
         Net Oil Wells Owned -- Primary Recovery......    107.1        124       124
         Net Oil Wells Owned -- Secondary Recovery....     55.5         54        53
         Secondary Oil Recovery Projects..............        3          5         5
         Net Natural Gas Produced
           (thousands of cubic feet daily)............  128,204    121,206   117,431
         Net Gas Wells Owned..........................      453        439       436


      REAL ESTATE MANAGEMENT
         Gross Leasable Area (square feet)*...........    1,652      1,652     1,652
         Percentage Occupancy.........................       91         95        97


      TOTAL NUMBER OF EMPLOYEES

         Helmerich & Payne, Inc. and Subsidiaries.....    3,606      3,440     3,340


* 000's omitted.

                 Years Ended September 30,              1997      1996     1995      1994      1993      1992      1991      1990
                                                       ------    ------   ------    ------    ------    ------    ------    ------
CONTRACT DRILLING
       Drilling Rigs, United States.................       38        41       41        47        42        39        46        49
       Drilling Rigs, International.................       39        36       35        29        29        30        25        20
       Contract Wells Drilled, United States........      246       233      212       162       128       100       106       119
       Total Footage Drilled, United States*........    2,753     2,499    1,933     1,842     1,504     1,085     1,301     1,316
       Average Depth per Well, United States........   11,192    10,724    9,119    11,367    11,746    10,853    12,274    11,059
       Percentage Rig Utilization, United States....       88        82       71        69        53        42        47        50
       Percentage Rig Utilization, International....       91        85       84        88        68        69        69        45


    PETROLEUM EXPLORATION AND DEVELOPMENT
       Gross Wells Completed........................      100        63       59        44        42        54        45        36
       Net Wells Completed..........................     49.3      35.3     27.4        15      15.9      17.8      20.2      15.3
       Net Dry Holes................................      9.6       7.3      5.9       1.7       4.3       4.3       4.3       3.4


    PETROLEUM PRODUCTION
       Net Crude Oil and Natural Gas Liquids
         Produced (barrels daily)...................    2,700     2,212    2,214     2,431     2,399     2,334     2,152     2,265
       Net Oil Wells Owned -- Primary Recovery......      133     176.9      186       202       202       220       227       223
       Net Oil Wells Owned -- Secondary Recovery....       49      63.8       64        71        71        74        55        46
       Secondary Oil Recovery Projects..............        5        12       12        14        14        14        12        12
       Net Natural Gas Produced
         (thousands of cubic feet daily)............  110,859    94,358   72,387    72,953    78,023    75,470    66,617    65,147
       Net Gas Wells Owned..........................      410       378      354       341       307       289       278       194


    REAL ESTATE MANAGEMENT
       Gross Leasable Area (square feet)*...........    1,652     1,654    1,652     1,652     1,656     1,656     1,664     1,664
       Percentage Occupancy.........................       95        94       87        83        86        87        86        85


    TOTAL NUMBER OF EMPLOYEES
       Helmerich & Payne, Inc. and Subsidiaries.....    3,627     3,309    3,245     2,787     2,389     1,928     1,758     1,864


DIRECTORS                                            OFFICERS
---------                                            --------

W. H. HELMERICH, III                                 W. H. HELMERICH, III
Chairman of the Board                                Chairman of the Board
Tulsa, Oklahoma
                                                     HANS HELMERICH
HANS HELMERICH                                       President and Chief Executive Officer
President and Chief Executive Officer
Tulsa, Oklahoma                                      GEORGE S. DOTSON
                                                     Vice President,
WILLIAM L. ARMSTRONG**                               President of Helmerich & Payne
Chairman                                             International Drilling Co.
Transland Financial Services, Inc.
Denver, Colorado                                     DOUGLAS E. FEARS
                                                     Vice President and
GLENN A. COX*                                        Chief Financial Officer
President and Chief Operating Officer, Retired
Phillips Petroleum Company                           STEVEN R. MACKEY
Bartlesville, Oklahoma                               Vice President, Secretary,
                                                     and General Counsel
GEORGE S. DOTSON
Vice President,                                      STEVEN R. SHAW
President of Helmerich & Payne                       Vice President,
International Drilling Co.                           Exploration & Production
Tulsa, Oklahoma

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