Form 10-K, Exhibit 13
period 2001-09-30
HELMERICH & PAYNE INC
filed 2001-12-27
CIK 46765

                                                                     EXHIBIT 13


                 ===============================================
                 HELMERICH & PAYNE, INC. ANNUAL REPORT FOR 2001
                 ===============================================


                           REVENUE BREAKDOWN FOR 2001


                                  [PIE CHART]


                      CONTRACT DRILLING:
                      International                   19%
                      Domestic                        40%

                      OIL AND GAS:
                      Natural Gas Marketing           12%
                      Exploration & Production        26%

                      Real Estate                     1%
                      Investments and Other Income    2%

      FINANCIAL HIGHLIGHTS
      -------------------------------------------------------------------
      Years Ended September 30,           2001                 2000
      -------------------------      --------------     -----------------
      Revenues                       $  826,854,000     $     631,095,000
      Net Income                     $  144,254,000     $      82,300,000
      Diluted Earnings Per Share     $         2.84     $            1.64
      Dividends Paid Per Share       $          .30     $            .285
      Capital Expenditures           $  274,670,000     $     131,932,000
      Total Assets                   $1,364,507,000     $   1,259,492,000

================================================================================
PRESIDENT'S LETTER
================================================================================

To the Co-owners of Helmerich & Payne, Inc.

Sometimes risk factors are difficult to identify, much less quantify. Unthinkable risks confronted each of us and our families in the aftermath of the terrorist attacks on the World Trade Center and Pentagon. Dinner table conversations at home and discussions at work contemplated possible threats of anthrax exposure, bioterror, and even nuclear "dirty bomb" strikes on civilians.

Today we are a nation at war, facing a real and present danger to our basic freedoms and liberty. We are also a nation united and determined. A renewed patriotic spirit has raised a standard against the evil that struck at our core values. We have witnessed acts of untold heroism and sacrifice, along with a flood of prayers and support from friends of freedom around the globe.

We have been inspired by the leadership of President Bush: "The course of this conflict is not known, yet its outcome is certain. Freedom and fear, justice and cruelty have always been at war and we know that God is not neutral between them. The advance of human freedom now depends on us. We will rally the world to this cause by our efforts, by our courage. We will not tire, we will not falter, and we will not fail."

The President has urged all Americans to take up the fight, in part, by leading our lives. That is what your Company intends to do. Each of our employees plays a proud part in an industry vital to our country's energy security.

Remarkably, energy prices are falling at the end of 2001, even in the face of the current geopolitical situation in the Middle East. Will a "smoking gun" surface to further implicate Iraq in terrorist sponsorship? Will a bloody and volatile Palestinian-Israeli conflict deteriorate further?

How should markets price the possible risk of a far-reaching supply disruption?

We're confident the market will sort it all out. That time-tested dynamic of free markets is one of the many enduring principles worth fighting for and defending. All the while, your Company will stand prepared and financially fit for the challenges and opportunities ahead.

                                               Sincerely,

                                               /s/ HANS HELMERICH

                                               Hans Helmerich
December 14, 2001                                   President

================================================================================
DRILLING  HELMERICH & PAYNE INTERNATIONAL DRILLING CO.
================================================================================

SUMMARY Both oil and natural gas prices increased substantially at the beginning of the year, resulting in higher demand for land rigs in the United States. Industry census data produced by Reed-Hycalog indicates that 93 percent of all U.S. land rigs were active during 2001, a level of activity not achieved since the early 1980s. The resulting impact of this environment on the Company's 2001 financial performance was significant. Contract drilling revenues increased 39 percent, and earnings before interest, taxes, depreciation, and amortization (EBITDA) increased by over 50 percent, driven primarily by increased activity in the U.S. land market.

FIVE-YEAR OPERATING SUMMARY
-----------------------------------------------------------------------------------------
                           2001          2000          1999          1998          1997
                         --------      --------      --------      --------      --------
                                           (Dollar figures in thousands)
  UNITED STATES

Revenues ...........     $332,399      $214,531      $213,647      $177,059      $140,294
EBITDA .............     $133,968      $ 71,163      $ 61,498      $ 60,053      $ 44,066
Operating Profit ...     $107,691      $ 35,808      $ 30,154      $ 35,817      $ 24,437

Activity Days ......       18,656        15,083        12,509        14,237        12,872
Rig Utilization ....           97%           87%           75%           95%           88%

  INTERNATIONAL

Revenues ...........     $154,890      $136,549      $182,987      $253,072      $176,651
EBITDA .............     $ 47,313      $ 47,853      $ 66,075      $ 82,650      $ 69,621
Operating Profit ...     $ 28,475      $  9,753      $ 29,845      $ 50,834      $ 43,118

Activity Days ......        7,283         7,067         8,442        12,832        12,253
Rig Utilization ....           56%           47%           53%           88%           91%

At the close of fiscal 2001, Helmerich & Payne International Drilling Co. owned ten offshore platform rigs located in the Gulf of Mexico, and 81 land rigs located in the United States (49), Venezuela (14), Ecuador (7), Bolivia (6), Colombia (3), and Argentina (2). The Company also had five international land rigs undergoing major upgrades in the U.S., as well as five land rigs and two offshore platform rigs at various stages of new construction at year-end.

Additionally, the Company operates four management contracts on customer-owned platform rigs, three offshore California and one offshore Equatorial Guinea, West Africa.

UNITED STATES OPERATIONS Rig utilization averaged 97 and 98 percent, respectively, for land and offshore platform rigs during the year. The Company worked an average of 41 land rigs and ten offshore platform rigs for the whole year, up from 32 land and nine offshore platform rigs in 2000. A total of 11 rigs were added to the land fleet in 2001, seven new FlexRigs(TM), one reconditioned medium depth rig, and three deep rigs that were transferred from international operations.

The Company plans to complete the construction of 20 FlexRigs during 2002, which will be available for work in the U.S. or international markets. The highly mobile FlexRig, named for its flexible drilling range of 8,000 to 18,000 feet, offers significant drilling efficiencies through improved technology, including disc-brakes, block control system, and the Company's patented round mud tank system. The FlexRig design has reduced the average moving time by more than one-half of that for a conventional 1500 horsepower rig. The FlexRig design includes many health, safety, and environmental (HSE) improvements and features reducing HSE hazards. These include noise abatement, enhanced anti-fall protection, and an integrated fluid containment system around the rig floor.

During 2001, the Company received commitments to build and operate two new self-moving platform rigs in the Gulf of Mexico, one each from Shell Exploration & Production Co. and BP. These rigs are scheduled to commence operations in the third quarter of 2002.

(TM) FlexRig is a trademark of Helmerich & Payne International Drilling Co.

INTERNATIONAL OPERATIONS Rig utilization averaged 56 percent in 2001, compared with 47 percent in 2000, primarily because the Company moved eight rigs to the U.S. for drilling opportunities or refurbishment during 2001. Revenues increased 13 percent over last year, but EBITDA decreased slightly as improvements in Venezuela, Equatorial Guinea, Ecuador, and Argentina were offset by declines in Colombia and Bolivia. Increased operating profit was primarily the result of reduced depreciation expense caused by rig transfers from international to domestic operations, as well as a change in the estimated useful life of drilling equipment, increasing it from ten to 15 years.

OUTLOOK The Company has lowered its expectations for drilling activity in the coming year because of the precipitous drop in both oil and natural gas prices caused by reduced economic activity and mild weather in the U.S. Because the present downturn does not appear to be due to excessive supplies, the Company anticipates that it will be short-lived, improving as energy demand rises in response to U.S. and world economic recovery. This is the second volatile drilling cycle in four years and, with each downturn, the industry loses experienced employees and momentum on capital projects, many of which require long lead times to bring to fruition. The inevitable upturn in the cycle is likely to become even more pronounced, stretching the already thin human, technological, and financial resources of the industry. The Company has focused its investment efforts on delivering the latest in equipment and technology to the field and in training our people to operate safely and effectively. Our primary goal remains to deliver high quality equipment and services that will add measurable value to a customer's drilling operation.

================================================================================
EXPLORATION & PRODUCTION  HELMERICH & PAYNE, INC.
================================================================================

SUMMARY Helmerich & Payne, Inc. explores for and produces oil and natural gas primarily in Kansas, Louisiana, Oklahoma, and Texas. The Company also provides natural gas marketing services through its wholly owned subsidiary, Helmerich & Payne Energy Services, Inc. A substantial increase in the price of natural gas produced record financial results for the Exploration and Production segment in 2001. Revenues and operating profit grew 38 percent and 44 percent, respectively, over 2000 levels. Helmerich & Payne Energy Services, Inc.'s revenues increased 24 percent in 2001, although operating profit remained flat for the year. Oil production declined seven percent to average 2,242 barrels per day in 2001, while prices remained flat at $27.88 per barrel compared with $27.95 per barrel in 2000. Natural gas production also declined to 116,128 thousand cubic feet (Mcf) per day, compared with 128,204 Mcf per day in 2000. Natural gas prices increased 63 percent to average $4.55 per Mcf in 2001, compared with $2.79 per Mcf in 2000.

FIVE-YEAR OPERATING SUMMARY
----------------------------------------------------------------------------------------------------------------------
                                              2001            2000            1999            1998            1997
                                           -----------     -----------     -----------     -----------     -----------
                                                           (Revenues and operating profit in thousands)
Revenues...............................    $   217,194     $   157,583     $    95,953     $    98,696     $   111,512
Operating Profit.......................    $    95,579     $    66,604     $    11,245     $    28,088     $    55,191

Average Oil Price per barrel .........     $     27.88     $     27.95     $     14.60     $     14.74     $     20.77
Oil Production (barrels) .............         818,356         880,304         649,370         701,180         985,633
Proved Oil Reserves (barrels) ........       5,931,595       6,305,137       4,833,898       4,761,313       5,805,386

Average Natural Gas Prices per Mcf ...     $      4.55     $      2.79     $      1.83     $      2.04     $      2.24
Natural Gas Production (Mcf) .........      42,386,796      46,922,752      44,240,332      42,862,300      40,463,374
Proved Natural Gas Reserves (Bcf) ....           216.3           262.5           239.6           251.6           263.2

Gross Wells Completed ................           123.0            81.0            49.0            62.0           100.0
Net Wells Completed ..................            69.5            42.7            23.9            35.7            49.3
Net Dry Holes ........................            17.0             9.1             7.1             4.2             9.6

EXPLORATION RESULTS Even though the Company had a record financial performance, it was a disappointing year for the exploration effort. Proved reserves declined from 300 billion cubic feet equivalent (Bcfe) to 252 Bcfe during 2001. Almost half of this decline was the result of the lower natural gas price used in the reserve calculation, which was $1.90 per Mcf in 2001, compared with $5.13 per Mcf in 2000.

The Company participated in 123 (69.5 net) wells in 2001, 29 (17 net) of which were dry holes. Given the high natural gas prices, additional emphasis was placed on developing proved undeveloped reserves during the year. Forty-seven gross wells were drilled for this purpose in 2001. The remaining wells included 40 (19 net) wildcat wells, five of which exposed the Company to over 250 Bcfe in net potential reserve additions.

OUTLOOK Given that oil and gas prices have declined substantially, the Company plans to be highly selective with regard to drilling prospects in 2002, and will reduce capital expenditures by as much as half of what they were in 2001. With the assistance of the investment bank of Petrie Parkman & Co., the Company is continuing to explore strategic alternatives for the Oil and Gas Division. These alternatives include combining the Company's oil and gas operations with another of similar size to form a separate, stand-alone exploration and production company. The Company engaged in discussions with a number of companies during the past year and plans to continue these efforts into 2002.

REVENUES AND OPERATING PROFIT BY BUSINESS SEGMENTS
================================================================================
HELMERICH & PAYNE, INC.

                                      Years Ended September 30,           2001            2000              1999
---------------------------------------------------------------         --------        --------          --------
                                                                                     (in thousands)
SALES AND OTHER REVENUES:
     Contract Drilling - Domestic..............................         $332,399        $214,531          $213,647
     Contract Drilling - International.........................          154,890         136,549           182,987
                                                                        --------        --------          --------
        Total Contract Drilling................................          487,289         351,080           396,634
                                                                        --------        --------          --------

     Exploration and Production................................          217,194         157,583            95,953
     Natural Gas Marketing.....................................          100,111          80,907            55,259
                                                                        --------        --------          --------
        Total Oil and Gas Operations...........................          317,305         238,490           151,212
                                                                        --------        --------          --------

     Real Estate ..............................................           11,018           8,999             8,671
     Other.....................................................           11,242          32,526             7,802
                                                                        --------        --------          --------

Total Revenues.................................................         $826,854        $631,095          $564,319
                                                                        ========        ========          ========

OPERATING PROFIT:
     Contract Drilling - Domestic..............................         $107,691       $  35,808         $  30,154
     Contract Drilling - International.........................           28,475           9,753            29,845
                                                                        --------        --------          --------
        Total Contract Drilling................................          136,166          45,561            59,999
                                                                        --------        --------          --------

     Exploration and Production................................           95,579          66,604            11,245
     Natural Gas Marketing.....................................            5,254           5,271             4,418
                                                                        --------        --------          --------
        Total Oil and Gas Operations...........................          100,833          71,875            15,663
                                                                        --------        --------          --------

     Real Estate...............................................            6,315           5,346             5,338
                                                                        --------        --------          --------
        Total Operating Profit.................................          243,314         122,782            81,000
                                                                        --------        --------          --------

OTHER:
     Income from investments...................................           10,592          31,973             7,757
     General and administrative expense........................          (15,415)        (11,578)          (14,198)
     Interest expense..........................................               32          (3,076)           (6,481)
     Corporate depreciation....................................           (2,043)         (2,152)           (1,565)
     Other corporate expense...................................           (1,378)         (1,186)           (1,575)
                                                                        --------        --------          --------
        Total Other............................................           (8,212)         13,981           (16,062)
                                                                        --------        --------          --------

INCOME BEFORE INCOME TAXES AND
     EQUITY IN INCOME OF AFFILIATES............................         $235,102        $136,763         $  64,938
                                                                        ========        ========         =========

Note: See Note 14 (pages 30, 31 and 32) for complete segment disclosure.

MANAGEMENT'S DISCUSSION & ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION
================================================================================
HELMERICH & PAYNE, INC.

RISK FACTORS AND FORWARD-LOOKING STATEMENTS

The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere herein. The Company's future operating results may be affected by various trends and factors, which are beyond the Company's control. These include, among other factors, fluctuations in oil and natural gas prices, expiration or termination of drilling contracts, currency exchange gains and losses, changes in general economic conditions, rapid or unexpected changes in technologies, risks of foreign operations, uninsured risks, and uncertain business conditions that affect the Company's businesses. Accordingly, past results and trends should not be used by investors to anticipate future results or trends.

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

RESULTS OF OPERATIONS

All per share amounts included in the Results of Operations discussion are stated on a diluted basis. Helmerich & Payne, Inc.'s net income for 2001 was $144,254,000 ($2.84 per share), compared with net income of $82,300,000 ($1.64 per share) in 2000, and $42,788,000 ($0.86 per share) in 1999. Included in the Company's net income, but not related to its operations, were after-tax gains from the sale of investment securities of $691,000 ($0.01 per share) in 2001, $8,152,000 ($0.16 per share) in 2000, and $1,562,000 ($0.03 per share) in 1999.
In addition to income from security sales, the Company also recorded net income during 2000 of $6,637,000 ($0.13 per share) from gains relating to non-monetary dividends received. Also included in net income is the Company's portion of income from its equity affiliates, which totaled $0.04 per share in 2001, $0.06 in 2000, and $0.07 in 1999. The Company's equity affiliates are Atwood Oceanics, Inc. and a 50-50 joint venture with Atwood called Atwood Oceanics West Tuna Pty. Ltd., which owns an offshore platform rig.

Consolidated revenues were $826,854,000 in 2001, $631,095,000 in 2000, and
$564,319,000 in 1999. The 31 percent increase from 2000 to 2001 was due to significant increases in revenues from all of the operating divisions. Revenues from investments decreased by $21,381,000. Contract Drilling Division revenues increased by 39 percent due to the strengthening of the U.S. land rig market. This resulted in higher utilization of the Company's rigs and higher dayrates. Oil and Gas Division revenues rose 33 percent over 2000 due primarily to higher oil and natural gas prices. The 12 percent increase in consolidated revenues from 1999 to 2000 was primarily due to higher oil and natural gas prices resulting in an increase of $87,278,000 in Oil and Gas Division revenues and increased investment revenues of $24,216,000. Partially offsetting these increases was a reduction of international contract drilling revenues of $46,438,000.

Revenues from investments were $10,592,000 in 2001, $31,973,000 in 2000, and $7,757,000 in 1999. Included in revenues were pre-tax gains from the sale of investment securities of $1,189,000 in 2001, $13,295,000 in 2000, and $2,547,000
in 1999. Interest income from short-term investments increased in 2001 and 2000 because the Company's cash and cash equivalent balances increased in each of these years. Dividend income decreased in 2001, primarily because in 2000, the Company recognized $10,706,000 of non-monetary dividends when three Company investees spun-off subsidiaries to their shareholders.

Costs and expenses in 2001 were $591,752,000, 72 percent of revenues, compared with 78 percent in 2000, and 88 percent in 1999. Operating costs, as a percentage of operating revenues, were 51 percent in 2001, 53 percent in 2000, and 60 percent in 1999. Operating costs, as a percentage of operating revenues, declined each of the last two years, primarily due to proportionately higher revenues.

Effective October 1, 2000, the Company changed the estimated useful life of its drilling equipment from ten years to 15 years, resulting in lower annual depreciation expense of approximately $30 million in 2001. Excluding write-downs of producing properties, depreciation expense was $78,400,000 in 2001, $106,815,000 in 2000, and $99,108,000 in 1999. Producing property write-downs totaled $8,909,000 in 2001, $4,036,000 in 2000, and $10,059,000 in
1999.

General and administrative expenses increased by 33 percent from 2000 to 2001, to a total of $15,415,000, compared with $11,578,000 in 2000, and $14,198,000 in
1999. Expenses rose this past year due to costs associated with legal, accounting, and investment banking fees related to the potential spin-off of the Oil and Gas Division, settlements of lawsuits, higher pension expense accrual, and higher labor and bonus charges, compared with 2000. General and administrative expenses decreased in 2000, compared to 1999, due to the inclusion in 1999 of reduced allocations of charges to operations and unusually high expenses relating to corporate aircraft maintenance. Income taxes, as a percentage of pre-tax income, were 40 percent in 2001, 42 percent in 2000, and 40 percent in 1999.

Interest expense for the Company was negative $32,000 in 2001, $3,076,000 in 2000, and $6,481,000 in 1999. Most of the expense reduction from 2000 to 2001 resulted from a reversal of interest expense previously accrued relating to an ad valorem tax dispute that was settled for less interest costs than accrued. The specific case was settled during 2001, resulting in a reversal of interest expense of $2,280,000 that had been accrued in 1999. Additionally, the Company reduced its overall debt position during the last half of 1999 and early 2000, resulting in less debt related interest expense booked in the last three years.

CONTRACT DRILLING DIVISION revenues, which include both domestic and international segment revenues, increased 39 percent to $487,289,000 during 2001, from $351,080,000 in 2000. Revenues for 2000 were 11 percent lower than in 1999. Division operating profit of $136,166,000 was almost triple that of the $45,461,000 recorded in 2000. Operating profit for 2000 was 24 percent lower than in 1999.

Domestic segment revenues were $332,399,000 in 2001, $214,531,000 in 2000, and $213,647,000 in 1999. Domestic segment operating profit was $107,691,000 in 2001, $35,808,000 in 2000, and $30,154,000 in 1999. Rig utilization for the U.S.
land fleet was 97 percent in 2001, 85 percent in 2000, and 69 percent in 1999. Domestic platform rig utilization was 98 percent in 2001, 94 percent in 2000, and 95 percent in 1999.

Both U.S. land rig and U.S. platform rig revenues increased in 2001 over 2000. Dayrates for U.S. land rigs and total operating days for the U.S. land rig segment increased dramatically during 2001. Operating profit for the domestic operation improved dramatically from 2000 to 2001, mostly on the strength of average land rig dayrates, which improved more than 50 percent, and the resulting improvement in profit margins. The previously discussed change in the estimated useful life of drilling equipment increased domestic operating profit by approximately $15 million in 2001. U.S. platform rig dayrates did not improve, but total operating days helped boost revenues for the year. Improvements in revenues and operating profit from 1999 to 2000 were primarily the result of average U.S. land rig dayrates and profit margins moving up, while the platform business improved only slightly. During 1999, there were approximately $40 million of revenues recorded as a result of a rig construction project that was completed in early 2000.

International segment revenues increased by 13 percent from 2000 to 2001, after falling by 25 percent from 1999 to 2000. International operating profit rose to $28,475,000 in 2001, from $9,753,000 in 2000. Operating profit for 1999 was
$29,845,000. International rig utilization averaged 56 percent during 2001, 47 percent in 2000, and 53 percent in 1999. International operating profit improved during 2001, mainly due to lower depreciation expenses resulting from a change in the estimated useful life of the Company's drilling equipment, as previously discussed. The impact of the change added approximately $15 million to international operating profit in 2001. Revenues in Venezuela increased 24 percent during 2001, and the Company expects to see activity improve slightly in 2002. The Company's labor contract in Equatorial Guinea added $6,054,000 to international revenues in 2001. The decline in operating profit from 1999 to 2000 was primarily due to reduced activity in Colombia where the Company had previously employed ten rigs. Activity in Colombia continued to decline in 2000 and 2001, and currently, the Company has one rig working out of the three remaining in that country. Conversely, Ecuador's rig count has grown from three in 1999 to seven in 2001, and an eighth, newly refurbished rig will be shipped during the second quarter of 2002, to begin work under a one-year contract.

The Company has international operations in several South American countries. With the exception of Venezuela, the Company believes that its exposure to currency valuation losses is minimal due to the fact that virtually all billings and payments are in U.S. dollars. In Venezuela, approximately 50 percent of the Company's billings are in U.S. dollars and 50 percent are in bolivars, the local currency. As a result, the Company is exposed to risks of currency devaluation in Venezuela because of the bolivar denominated receivables. During 2001, the Company experienced a loss of $796,000 due to devaluation of the bolivar, compared with a $687,000 loss in 2000, and a $712,000 loss in 1999. The Company anticipates additional devaluation losses in Venezuela during 2002, but is unable to predict the extent of either the devaluation or its financial impact. Should Venezuela experience a 25 to 50 percent devaluation, Company losses could range from approximately $1,600,000 to $2,600,000.

OIL AND GAS DIVISION operating results include those from its Exploration and Production segment, as depicted in the following table. The Natural Gas Marketing segment will be discussed separately.

Exploration & Production                           2001             2000             1999
------------------------------------------     ------------     ------------     ------------
Revenues (in 000's) ......................     $    217,194     $    157,583     $     95,953
Operating Profit (in 000's) ..............     $     95,579     $     66,604     $     11,245
Natural Gas Production (Mmcf per day) ....            116.1            128.2            121.2
Average Natural Gas Price (per Mcf) ......     $       4.55     $       2.79     $       1.83
Crude Oil Production (barrels per day) ...            2,242            2,405            1,779
Average Crude Oil Price (per barrel) .....     $      27.88     $      27.95     $      14.60

Exploration and Production segment revenues and operating profit increased significantly this year as average prices received for the Company's natural gas production rose dramatically. Average prices received for natural gas increased by 63 percent, while average crude oil prices remained flat, compared to 2000. Natural gas and crude oil production for the Company decreased by nine percent and seven percent, respectively. Increased exploration drilling resulted in dry hole and abandonment charges rising to $33.5 million in 2001, compared with $22.6 million in 2000, and $11.4 million in 1999. Revenues and operating profit for 2000 were up substantially from 1999 due to significant increases in both commodity price levels and Company production volumes for natural gas and crude oil. Average prices for natural gas increased by 52 percent and average crude oil prices increased by 91 percent from 1999 to 2000. In 2000, natural gas and crude oil production increased by six percent and 35 percent, respectively, over 1999 levels. Producing property impairment write-downs totaled $8,909,000 in 2001, $4,036,000 in 2000, and $10,059,000 in 1999.

During 2002, the Company's Oil and Gas Division intends to decrease its capital spending over the previous year. However, dry hole, abandonment, and geophysical expenses are difficult to predict and will continue to impact operating profit for the coming year. Additionally, with a reduced capital spending budget, it is expected that the Company's production volumes for natural gas and crude oil will decline during the year.

The Company has retained the investment banking firm of Petrie Parkman & Co. to analyze, develop, and facilitate possible strategic options for the Oil and Gas Division. It is uncertain whether such a transaction will occur or, if so, when.

The Company's Natural Gas Marketing segment, Helmerich & Payne Energy Services, Inc., (HPESI) derives most of its revenues from selling natural gas produced by other unaffiliated companies. Total Natural Gas Marketing segment revenues were $100,111,000 in 2001, $80,907,000 in 2000, and $55,259,000 in 1999. Operating
profit was $5,254,000 in 2001, $5,271,000 in 2000, and $4,418,000 in 1999. The
operating profit margin declined to 5.2 percent in 2001, from 6.5 percent in 2000, and 8 percent in 1999. A rapid decline in natural gas prices over the last three-quarters of the year as well as an increasingly competitive gas marketing environment was primarily responsible for lower margins in 2001. Most of the natural gas owned and produced by the Exploration and Production segment is sold through HPESI to third parties at variable prices based on industry pricing publications or exchange quotations. Revenues for the Company's own natural gas production are reported by the Exploration and Production segment with the Natural Gas Marketing segment retaining a market-based fee from the sale of such production. HPESI sells most of its natural gas with monthly or daily contracts tied to industry market indices, such as Inside FERC Gas Market Report. The Company, through HPESI, has natural gas delivery commitments for periods of less than a year for approximately 59 percent of its total natural gas production. At times, the Exploration and Production segment may direct HPESI to enter into fixed price natural gas sales contracts on its behalf for a small portion (normally less than 20 percent) of its natural gas sales for periods of less than 12 months to guarantee a certain price. In 2001, HPESI had approximately three percent of its natural gas sales portfolio dedicated to such fixed price sales contracts compared to 13.6 percent in 2000. As of September 30, 2001, HPESI had no long-term fixed contracts.

REAL ESTATE DIVISION revenues totaled $11,018,000 for 2001, $8,999,000 for 2000, and $8,671,000 for 1999. Operating profit was $6,315,000 in 2001, $5,346,000 in
2000, and $5,338,000 in 1999. The increase in revenues and operating profit in 2001 was due to the sale of a small parcel of raw land. Occupancy rates, revenues, and operating profit remained solid in 2001 due to the continued strength of the Tulsa economy. No material changes are anticipated in the Real Estate Division in 2002.

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective October 1, 2000, which required that all derivatives be recognized as assets or liabilities in the balance sheet and that these instruments be measured at fair value. The effect of SFAS No. 133 on the Company's results of operations and financial position was not material for fiscal year 2001, and is not expected to be material in 2002.

In 2001, the Financial Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." The Company does not anticipate that these pronouncements will have an immediate material impact on its results of operations or financial position. More information on these pronouncements can be found in Note 12 on page 30 of this Annual Report.

LIQUIDITY AND CAPITAL RESOURCES

The Company's capital spending was $274,670,000 in 2001, $131,932,000 in 2000, and $122,951,000 in 1999. Net cash provided from operating activities for those same time periods were $278,856,000 in 2001, $201,836,000 in 2000, and
$158,694,000 in 1999. In addition to the net cash provided by operating activities, the Company also generated net proceeds from the sale of portfolio securities of $24,439,000 in 2001, $12,569,000 in 2000, and $2,803,000 in 1999.

During 2000, the Company announced a program (FlexRig II program) under which it would construct 12 new FlexRigs at an approximate cost of between $7.5 and $8.25 million each. During 2001, the Company completed construction on seven of those 12 rigs. Additionally, the Company announced in 2001 that it would embark on another construction project (FlexRig III program) to build an additional 25 FlexRigs at an approximate cost of $10.2 million each. It is expected that the Company will complete construction on 15 of those 25 rigs under the FlexRig III program during 2002. During 2001, the Company also announced that it had reached agreement with two operators for offshore platform rig operations in the Gulf of Mexico. This will result in the Company spending approximately $50 million to construct two offshore platform rigs that should commence operations in the Company's third quarter of 2002.

These projects, along with ongoing remodification and refurbishment of existing equipment, plus additional drill pipe and other expenditures, should bring Contract Drilling capital expenditures to approximately $340 million in 2002. Additionally, the Oil and Gas Division has estimated its capital spending needs for the coming year to be approximately $50 million. These capital expenditures, along with miscellaneous real estate and corporate capital expenditures, should bring total Company capital spending for 2002 close to $400 million. Funding for this significant increase in Company capital expenditures will come from existing cash balances, internally generated cash flow, additional bank borrowings, and proceeds from securities sales.

As described in Note 2 of Notes to Consolidated Financial Statements, in October 1998, the Company obtained $50 million in long-term debt proceeds. The $50 million of long-term debt matures in October 2003. The interest rate on this debt fluctuates based on the 30-day London Interbank Offered Rate (LIBOR). However, simultaneous to receiving the $50 million in long-term debt proceeds, the Company entered into a $50 million interest rate swap agreement with a major national bank. The swap effectively fixes the interest rate on this facility at
5.38 percent for the entire five-year term of the note. The Company's interest rate risk exposure is limited to its potential short-term borrowings, and results predominately from fluctuations in short-term interest rates as measured by 30-day LIBOR. This exposure should increase during 2002, as the Company secures additional debt financing.

The strength of the Company's balance sheet is substantial, with current ratios for 2001 and 2000 at 2.7 and 3.4, respectively, and with total bank borrowings less than four percent of total assets at September 30, 2001. Additionally, the Company manages a large portfolio of marketable securities that, at the close of 2001, had a market value of $226,134,000, with a cost basis of $119,165,000. The portfolio, heavily weighted in energy stocks, is subject to fluctuation in the market and may vary considerably over time. Excluding the Company's equity-method investments, the portfolio is marked to market on the Company's balance sheet for each reporting period. During 2001, the Company paid a dividend of $0.30 per share, or a total of $15,047,000, representing the 30th consecutive year of dividend increases.

STOCK PORTFOLIO HELD BY THE COMPANY
---------------------------------------------------------------------------------------------
                                                 Number of
                        September 30, 2001         Shares        Cost Basis      Market Value
------------------------------------------       -----------    ------------     ------------
                                                     (in thousands, except share amounts)
Atwood Oceanics, Inc. ....................        3,000,000     $     52,152     $     78,000
Schlumberger, Ltd. .......................        1,480,000           23,511           67,636
Transocean Sedco Forex, Inc. .............          286,528            9,509            7,564
SUNOCO, Inc. .............................          312,546            2,873           11,127
Phillips Petroleum Company ...............          240,000            5,976           12,946
BANK ONE CORPORATION .....................          175,000            1,969            5,507
Kerr-McGee Corporation ...................          150,000            3,983            7,787
Occidental Petroleum Corporation .........          150,000            3,566            3,651
ONEOK, Inc. ..............................          450,000            2,751            7,452
Other ....................................                            12,875           24,464
                                                                ------------     ------------
            Total ........................                      $    119,165     $    226,134
                                                                ============     ============

CONSOLIDATED BALANCE SHEETS
================================================================================
HELMERICH & PAYNE, INC.

ASSETS
------------------------------------------------------------------------------------------------------------
                                                                 September 30,        2001           2000
------------------------------------------------------------------------------     ----------     ----------
                                                                                         (in thousands)
CURRENT ASSETS:

    Cash and cash equivalents ................................................     $  122,962     $  108,087
    Accounts receivable, less reserve of $1,661 in 2001 and $2,003 in 2000 ...        147,235        106,630
    Inventories ..............................................................         28,934         25,598
    Prepaid expenses and other ...............................................         32,281         24,829
                                                                                   ----------     ----------
        Total current assets .................................................        331,412        265,144
                                                                                   ----------     ----------
INVESTMENTS ..................................................................        200,286        304,326
                                                                                   ----------     ----------
PROPERTY, PLANT AND EQUIPMENT, at cost:

    Contract drilling equipment ..............................................      1,028,015        891,749
    Oil and gas properties ...................................................        521,673        457,724
    Real estate properties ...................................................         50,579         50,649
    Other ....................................................................         86,300         80,268
                                                                                   ----------     ----------
                                                                                    1,686,567      1,480,390
    Less--Accumulated depreciation, depletion and amortization ...............        868,163        806,785
                                                                                   ----------     ----------
        Net property, plant and equipment ....................................        818,404        673,605

OTHER ASSETS .................................................................         14,405         16,417
                                                                                   ----------     ----------
TOTAL ASSETS .................................................................     $1,364,507     $1,259,492
                                                                                   ==========     ==========

        The accompanying notes are an integral part of these statements.

LIABILITIES AND SHAREHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------------------------
                                                                      September 30,        2001              2000
-----------------------------------------------------------------------------------     ------------      ------------
                                                                                                (in thousands,
                                                                                              except share data)
CURRENT LIABILITIES:

    Accounts payable ..............................................................     $     67,595      $     32,279
    Accrued liabilities ...........................................................           53,626            46,615
                                                                                        ------------      ------------
                    Total current liabilities .....................................          121,221            78,894
                                                                                        ------------      ------------
NONCURRENT LIABILITIES:

    Long-term notes payable .......................................................           50,000            50,000
    Deferred income taxes .........................................................          144,439           156,650
    Other .........................................................................           22,370            18,245
                                                                                        ------------      ------------
            Total noncurrent liabilities ..........................................          216,809           224,895
                                                                                        ------------      ------------
SHAREHOLDERS' EQUITY:

    Common stock, $.10 par value, 80,000,000 shares authorized,
       53,528,952 shares issued ...................................................            5,353             5,353
    Preferred stock, no par value, 1,000,000 shares authorized,
       no shares issued ...........................................................               --                --
    Additional paid-in capital ....................................................           80,324            66,090
    Retained earnings .............................................................          943,105           813,885
    Unearned compensation .........................................................           (1,812)           (3,277)
    Accumulated other comprehensive income ........................................           49,309           106,064
                                                                                        ------------      ------------
                                                                                           1,076,279           988,115
    Less treasury stock, 3,676,155 shares in 2001 and 3,548,480 shares in 2000,
       at cost ....................................................................           49,802            32,412
                                                                                        ------------      ------------
           Total shareholders' equity .............................................        1,026,477           955,703
                                                                                        ------------      ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ........................................     $  1,364,507      $  1,259,492
                                                                                        ============      ============

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME
================================================================================
HELMERICH & PAYNE, INC.

                       Years Ended September 30,         2001              2000             1999
------------------------------------------------     ------------      ------------     ------------
                                                                      (in thousands,
                                                                except per share amounts)
REVENUES:

    Sales and other operating revenues .........     $    816,262      $    599,122     $    556,562
    Income from investments ....................           10,592            31,973            7,757
                                                     ------------      ------------     ------------
                                                          826,854           631,095          564,319
                                                     ------------      ------------     ------------
COSTS AND EXPENSES:

    Operating costs ............................          413,378           316,933          332,330
    Depreciation, depletion and amortization ...           87,309           110,851          109,167
    Dry holes and abandonments .................           34,042            22,692           11,727
    Taxes, other than income taxes .............           41,640            29,202           25,478
    General and administrative .................           15,415            11,578           14,198
    Interest ...................................              (32)            3,076            6,481
                                                     ------------      ------------     ------------
                                                          591,752           494,332          499,381
                                                     ------------      ------------     ------------
INCOME BEFORE INCOME TAXES AND
    EQUITY IN INCOME OF AFFILIATES .............          235,102           136,763           64,938

INCOME TAX EXPENSE .............................           93,027            57,684           25,706

EQUITY IN INCOME OF AFFILIATES
    net of income taxes ........................            2,179             3,221            3,556
                                                     ------------      ------------     ------------
NET INCOME .....................................     $    144,254      $    182,300     $     42,788
                                                     ============      ============     ============
EARNINGS PER COMMON SHARE:
    BASIC ......................................     $       2.88      $       1.66     $       0.87
    DILUTED ....................................     $       2.84      $       1.64     $       0.86

AVERAGE COMMON SHARES OUTSTANDING:
    BASIC ......................................           50,096            49,534           49,243
    DILUTED ....................................           50,772            50,035           49,817

        The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
================================================================================
HELMERICH & PAYNE, INC.

                                                                                                         Accumulated
                                       Common Stock   Additional  Unearned             Treasury Stock      Other
                                      --------------   Paid-in      Comp-   Retained  ----------------  Comprehensive
                                      Shares  Amount   Capital   pensation  Earnings  Shares    Amount  Income (Loss)    Total
                                      ------  ------  ---------- ---------  --------  ------    ------  ------------- -----------
                                                                  (in thousands, except per share amounts)
Balance, Sept. 30, 1998 ............  53,529   $5,353  $59,004    $(5,605)  $716,875   4,146   $(37,168)   $  54,689  $   793,148

Comprehensive income:
  Net income .......................      --       --       --         --     42,788      --         --           --       42,788
  Other comprehensive income
    Unrealized gains on available-
      for-sale securities, net .....      --       --       --         --         --      --         --       20,493       20,493
                                                                                                                      -----------
Comprehensive income ...............                                                                                       63,281
                                                                                                                      -----------
Cash dividends ($.28 per share) ....      --       --       --         --    (13,866)     --         --           --      (13,866)
Exercise of stock options ..........      --       --    2,201         --         --    (226)     1,710           --        3,911
Tax benefit of stock-based awards ..      --       --       69         --         --      --         --           --           69
Stock issued under Restricted
  Stock Award Plan .................      --       --      137       (289)        --     (17)       152           --           --
Amortization of deferred
  compensation .....................      --       --       --      1,407        159      --         --           --        1,566
                                     -------   ------  -------    -------   --------   -----   --------    ---------  -----------
Balance, Sept. 30, 1999 ............  53,529    5,353   61,411     (4,487)   745,956   3,903    (35,306)      75,182      848,109

Comprehensive income:
  Net income .......................      --       --       --         --     82,300      --         --           --       82,300
  Other comprehensive income,
    Unrealized gains on available-
      for-sale securities, net .....      --       --       --         --         --      --         --       30,882       30,882
                                                                                                                      -----------
Comprehensive income ...............                                                                                      113,182
                                                                                                                      -----------
Cash dividends ($.285 per share) ...      --       --       --         --    (14,448)     --         --           --      (14,448)
Exercise of stock options ..........      --       --    4,491         --         --    (366)     3,253           --        7,744
Purchase of stock for treasury .....      --       --       --         --         --      21       (450)          --         (450)
Tax benefit of stock-based awards ..      --       --       31         --         --      --         --           --           31
Stock issued under Restricted
  Stock Award Plan .................      --       --      157       (248)        --     (10)        91           --           --
Amortization of deferred
  compensation .....................      --       --       --      1,458         77      --         --           --        1,535
                                     -------   ------  -------    -------   --------   -----   --------    ---------  -----------
Balance, Sept. 30, 2000 ............  53,529    5,353   66,090     (3,277)   813,885   3,548    (32,412)     106,064      955,703

Comprehensive income:
  Net income .......................      --       --       --         --    144,254      --         --           --      144,254
  Other comprehensive income,
    Unrealized gains on available-
      for-sale securities,net ......      --       --       --         --         --      --         --      (55,769)     (55,769)
    Derivatives instruments losses,
      net ..........................      --       --       --         --         --      --         --         (986)        (986)
    Total other comprehensive
     income.........................                                                                                      (56,755)
                                                                                                                      -----------
Comprehensive income ...............                                                                                       87,499
                                                                                                                      -----------
Cash dividends ($.30 per share) ....      --       --       --         --    (15,047)     --         --           --      (15,047)
Exercise of stock options ..........      --       --    7,965         --         --    (646)     5,808           --       13,773
Purchase of stock for treasury .....      --       --       --         --         --     774    (23,198)          --      (23,198)
Tax benefit of stock-based awards ..      --       --    6,269         --         --      --         --           --        6,269
Amortization of deferred
  compensation .....................      --       --       --      1,465         13      --         --           --        1,478
                                     -------   ------  -------    -------   --------   -----   --------    ---------  -----------
Balance, Sept. 30, 2001 ............  53,529   $5,353  $80,324    $(1,812)  $943,105   3,676   $(49,802)   $  49,309  $ 1,026,477
                                     =======   ======  =======    =======   ========   =====   ========    =========  ===========

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
================================================================================
HELMERICH & PAYNE, INC.

                                                   Years Ended September 30,        2001            2000            1999
----------------------------------------------------------------------------     ----------      ----------      ----------
                                                                                               (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income ..............................................................     $  144,254      $  182,300      $   42,788
                                                                                 ----------      ----------      ----------
   Adjustments to reconcile net income to net
     cash provided by operating activities:
        Depreciation, depletion and amortization ...........................         87,309         110,851         109,167
        Dry holes and abandonments .........................................         34,042          22,692          11,727
        Equity in income of affiliates before income taxes .................         (4,383)         (5,196)         (5,735)
        Amortization of deferred compensation ..............................          1,478           1,535           1,566
        Gain on sale of securities and non-monetary investment income ......         (1,189)        (24,000)         (2,547)
        Gain on sale of property, plant and equipment ......................         (4,895)         (2,479)         (6,900)
        Other - net ........................................................            906             944           2,148
        Change in assets and liabilities:
           Accounts receivable .............................................        (39,747)         (7,032)         19,797
           Inventories .....................................................         (2,062)           (411)            214
           Prepaid expenses and other ......................................         (4,874)         (7,780)         (5,079)
           Accounts payable ................................................         34,840           6,575         (16,147)
           Accrued liabilities .............................................          9,065           7,557           2,367
           Deferred income taxes ...........................................         21,641          21,133             559
           Other noncurrent liabilities ....................................          2,471          (4,853)          4,769
                                                                                 ----------      ----------      ----------
                                                                                    134,602         119,536         115,906
                                                                                 ----------      ----------      ----------
              Net cash provided by operating activities ....................        278,856         201,836         158,694
                                                                                 ----------      ----------      ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures, including dry hole costs ..........................       (274,670)       (131,932)       (122,951)
   Acquisition of business, net of cash acquired ...........................         (2,279)             --              --
   Proceeds from sale of property, plant and equipment .....................         13,173          18,044           9,990
   Purchase of investments .................................................             --              --            (537)
   Proceeds from sale of securities ........................................         24,439          12,569           2,803
                                                                                 ----------      ----------      ----------
              Net cash used in investing activities ........................       (239,337)       (101,319)       (110,695)
                                                                                 ----------      ----------      ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from notes payable .............................................             --              --         102,000
   Payments made on notes payable ..........................................             --          (5,000)       (141,800)
   Dividends paid ..........................................................        (15,047)        (14,175)        (13,849)
   Purchases of stock for treasury .........................................        (23,198)           (450)             --
   Proceeds from exercise of stock options .................................         13,601           5,437           2,932
                                                                                 ----------      ----------      ----------
              Net cash used in financing activities ........................        (24,644)        (14,188)        (50,717)
                                                                                 ----------      ----------      ----------
NET INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS .............................................................         14,875          86,329          (2,718)
CASH AND CASH EQUIVALENTS, beginning of period .............................        108,087          21,758          24,476
                                                                                 ----------      ----------      ----------
CASH AND CASH EQUIVALENTS, end of period ...................................     $  122,962      $  108,087      $   21,758
                                                                                 ==========      ==========      ==========


The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
HELMERICH & PAYNE, INC.                        September 30, 2001, 2000 and 1999

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

TRANSLATION OF FOREIGN CURRENCIES -

The Company has determined that the functional currency for its foreign subsidiaries is the U.S. dollar. The foreign currency transaction loss for 2001, 2000, and 1999 was $494,000, $664,000, and $21,000, respectively.

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

In accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the Company recognizes impairment losses for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the carrying amount of the asset. The Company recognized impairment charges of approximately $8.9 million, $4.0 million and $10.1 million in 2001, 2000, and 1999, respectively, for proved Exploration and Production properties which are included in depreciation, depletion, and amortization expense. After-tax, the impairment charge reduced 2001, 2000, and 1999 net income by approximately $5.5 million, $2.5 million, and $6.2 million, respectively. On a diluted basis the impairment charges reduced earnings per share in 2001, 2000, and 1999 by $0.11, $0.05, and $0.13, respectively. The Company evaluates impairment of exploration and production assets on a field by field basis. Fair value on all long-lived assets is based on discounted future cash flows or information provided by sales and purchases of similar assets.

Substantially all property, plant and equipment other than oil and gas properties is depreciated using the straight-line method based on the following estimated useful lives:

                                                   YEARS
                                                   -----
Contract drilling equipment......................   4-15
Real estate buildings and equipment..............  10-50
Other............................................   3-33

As a result of an economic evaluation of useful lives of its drilling equipment, the Company extended the depreciable life of its rig equipment from ten to 15 years. This change will provide a better matching of revenues and depreciation expense over the useful life of the equipment. This change, effective October 1, 2000, reduced depreciation expense for 2001 by approximately $30 million.

CASH AND CASH EQUIVALENTS -

Cash and cash equivalents consist of cash in banks and investments readily convertible into cash which mature within three months from the date of purchase.

INVENTORIES -

Inventories, primarily materials and supplies, are valued at the lower of cost (moving average or actual) or market.

SHIPPING COSTS -

The Company's shipping and handling costs are included under operating costs for all periods presented.

DRILLING REVENUES -

Contract drilling revenues are comprised primarily of daywork drilling contracts for which the related revenues and expenses are recognized as work progresses. Fiscal 2000 and 1999 contract drilling revenues also include revenues of $4,109,000, and $40,790,000, respectively, from a rig construction contract for which revenues were recognized based on the percentage-of-completion method, measured by the percentage that incurred costs to date bear to total estimated costs. The Company does not currently have any third party rig construction contracts.

GAS IMBALANCES -

The Company recognizes revenues from gas wells on the sales method, and a liability is recorded for permanent imbalances resulting from gas wells in which the Company has sold more production than it is entitled.

INVESTMENTS -

The cost of securities used in determining realized gains and losses is based on the average cost basis of the security sold. Net income in 2001 includes a loss of approximately $1.4 million, $0.03 per share on a diluted basis, resulting from the Company's assessment that the decline in market value of certain available-for-sale securities below their financial cost basis was other than temporary. Net income in 2000 included approximately $6.6 million, $0.13 per share on a diluted basis, on gains related to non-monetary transactions within the Company's available-for-sale security invested portfolio which were accounted for at fair value.

Investments in companies owned from 20 to 50 percent are accounted for using the equity method with the Company recognizing its proportionate share of the income or loss of each investee. The Company owned approximately 22% of Atwood Oceanics, Inc. (Atwood) at both September 30, 2001 and 2000. The quoted market value of the Company's investment was $78,000,000 and $125,063,000 at September 30, 2001 and 2000, respectively. Retained earnings at September 30, 2001 includes approximately $25,514,000 of undistributed earnings of Atwood.

Summarized financial information of Atwood is as follows:

                                                          2001           2000           1999
                                                       ----------     ----------     ----------
                                                                    (in thousands)
Gross revenues ...................................     $  147,540     $  134,514     $  150,009
Costs and expenses ...............................        120,395        111,366        122,289
                                                       ----------     ----------     ----------
Net income .......................................     $   27,145     $   23,148     $   27,720
                                                       ==========     ==========     ==========
Helmerich & Payne, Inc.'s equity in net income,
      net of income taxes ........................     $    3,596     $    3,221     $    3,556
                                                       ==========     ==========     ==========

Current assets ...................................     $   45,891     $   63,951     $   50,532
Noncurrent assets ................................        304,857        248,334        243,072
Current liabilities ..............................         19,144         17,484         19,013
Noncurrent liabilities ...........................         85,948         77,332         82,362
Shareholders' equity .............................        245,656        217,469        192,229
                                                       ==========     ==========     ==========
Helmerich & Payne, Inc.'s investment .............     $   52,153     $   46,353     $   41,157
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

CAPITALIZATION OF INTEREST -

The Company capitalizes interest on major projects during construction. Interest is capitalized on borrowed funds, with the rate based on the average interest rate on related debt. Capitalized interest for 2001, 2000, and 1999 was $1.3 million, $0.4 million, and $0.1 million, respectively.

INTEREST RATE RISK MANAGEMENT -

The Company uses derivatives as part of an overall operating strategy to moderate certain financial market risks and is exposed to interest rate risk from long-term debt. To manage this risk, in October 1998, the Company entered into an interest rate swap to exchange floating rate for fixed rate interest payments through October 2003, the remaining life of the debt. The difference to be paid or received is accrued and recognized as an adjustment of interest expense. As of September 30, 2001, the Company's interest rate swap had a notional principal amount of $50 million.

The Company's accounting policy for these instruments is based on its designation of such instruments as hedging transactions. An instrument is designated as a hedge based in part on its effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. The Company records all derivatives on the balance sheet at fair value.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure of variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income in stockholders' equity and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The change in value of the derivative instrument in excess of the cumulative change in the present value of the future cash flows of the risk being hedged, if any, is recognized in the current earnings during the period of change.

The Company's interest rate swap has been designated as a cash flow hedge and is 100% effective in hedging the exposure of variability in the future interest payments attributable to the debt because the terms of the interest swap correlate with the terms of the debt.

Gains and losses from termination of interest rate swap agreements are deferred and amortized as an adjustment to interest expense over the original term of the terminated swap agreement.

--------------------------------------------------------------------------------
NOTE 2   NOTES PAYABLE AND LONG-TERM DEBT
--------------------------------------------------------------------------------

At September 30, 2001, the Company had committed bank lines totaling $85 million; $50 million expires October 2003 and $35 million expires May 2002. Additionally, the Company had uncommitted credit facilities totaling $10 million. Collectively, the Company had $50 million in outstanding borrowings and outstanding letters of credit totaling $10.6 million against these lines at September 30, 2001. As described above, concurrent with a $50 million borrowing under the facility that expires October 2003, the Company entered into an interest rate swap with a notional value of $50 million and an expiration date of October 2003. The swap effectively converts this $50 million facility from a floating rate of LIBOR plus 50 basis points to a fixed effective rate of 5.38 percent. Excluding the impact of the interest rate swap, the average interest rate for the borrowings at September 30, 2001, was approximately 5.66 percent on a 360 day basis.

Under the various credit agreements, the Company must meet certain requirements regarding levels of debt, net worth and earnings.

--------------------------------------------------------------------------------
NOTE 3   INCOME TAXES
--------------------------------------------------------------------------------

The components of the provision (benefit) for income taxes are as follows:

                                           Years Ended September 30,     2001               2000              1999
--------------------------------------------------------------------   ---------         ----------         --------
                                                                                       (in thousands)
CURRENT:
   Federal...........................................................  $  57,607         $  325,736         $  9,684
     Foreign.........................................................      8,870              8,766           15,963
     State...........................................................      6,680              3,366            1,744
                                                                       ---------         ----------         --------
                                                                          73,157             37,868           27,391
                                                                       ---------         ----------         --------
DEFERRED:
     Federal.........................................................     14,020             12,318             (842)
     Foreign.........................................................      4,701              6,146             (771)
     State ..........................................................      1,149              1,352              (72)
                                                                       ---------         ----------         --------
                                                                          19,870             19,816           (1,685)
                                                                       ---------         ----------         --------
TOTAL PROVISION:                                                       $  93,027         $   57,684         $ 25,706
                                                                       =========         ==========         ========

The amounts of domestic and foreign income are as follows:

                                           Years Ended September 30,      2001              2000              1999
--------------------------------------------------------------------   ---------         ----------         --------
                                                                                       (in thousands)
INCOME BEFORE INCOME TAXES AND
   EQUITY IN INCOME OF AFFILIATES:
     Domestic........................................................  $ 208,288         $  129,373         $ 41,693
     Foreign.........................................................     26,814              7,390           23,245
                                                                       ---------         ----------         --------
                                                                       $ 235,102         $  136,763         $ 64,938
                                                                       =========         ==========         ========

Effective income tax rates on income as compared to the U.S. Federal income tax rate are as follows:

                                            Years Ended September 30,     2001        2000        1999
---------------------------------------------------------------------  ---------    --------    --------
U.S. Federal income tax rate.........................................      35%         35%         35%
Dividends received deduction.........................................      --          --          (1)
Effect of foreign taxes..............................................       2           5           5
Non-conventional fuel source credits utilized........................      --          --          (1)
Other, net...........................................................       3           2           2
                                                                          ---         ---         ---
Effective income tax rate............................................      40%         42%         40%
                                                                          ===         ===         ===

The components of the Company's net deferred tax liabilities are as follows:

                                      September 30,                      2001                2000
---------------------------------------------------                  -----------         ----------
                                                                                (in thousands)
            DEFERRED TAX LIABILITIES:
                Property, plant and equipment                        $   101,674         $   75,653
                Available-for-sale securities                             33,937             72,583
                Pension provision                                          3,194              4,075
                Equity investments                                        15,637             12,734
                Other                                                        506              1,217
                                                                     -----------         ----------
                    Total deferred tax liabilities                       154,948            166,262
                                                                     -----------         ----------
            DEFERRED TAX ASSETS:
                Financial accruals                                         6,746              9,612
                Other                                                      3,763                 --
                    Total deferred tax assets                             10,509              9,612
                                                                     -----------         ----------
            NET DEFERRED TAX LIABILITIES                             $   144,439         $  156,650
                                                                     ===========         ==========

--------------------------------------------------------------------------------
NOTE 4  SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

In January 2000, the board of directors authorized the repurchase of up to 1,000,000 shares of the Company's common stock in the open market or private transactions. The repurchased shares will be held in treasury and used for general corporate purposes including use in the Company's benefit plans. During fiscal 2001, the Company purchased 773,800 shares at a cost of approximately $23,198,000 and in fiscal 2000 purchased 20,600 shares at a cost of approximately $450,000. The Company did not purchase any shares is fiscal 1999. As of September 30, 2001, the Company is authorized to repurchase up to 205,600 additional shares.

The Company has several plans providing for common-stock based awards to employees and to non-employee directors. The plans permit the granting of various types of awards including stock options and restricted stock. Awards may be granted for no consideration other than prior and future services. The purchase price per share for stock options may not be less than market price of the underlying stock on the date of grant. Stock options expire ten years after grant.

The Company has reserved 3,135,509 shares of its treasury stock to satisfy the exercise of stock options issued under the 1990 and 1996 Stock Option Plans. Effective after December 6, 2000, additional options are no longer granted under these Plans. Options granted under the 1996 Plan vest over a four-year period. In fiscal 2001, 843,800 options were granted under the 1996 Plan.

In March 2001, the Company adopted the 2000 Stock Incentive Plan (the "Stock Incentive Plan"). The Stock Incentive Plan was effective December 6, 2000, and will terminate December 6, 2010. Under this plan, the Company is authorized to grant options for up to 3,000,000 shares of the Company's common stock at an exercise price not less than the fair market value of the common stock on the date of grant. Up to 450,000 shares of the total authorized may be granted to participants as restricted stock awards. There was no activity under this plan during fiscal 2001.

In fiscal 2000 and 1999, 10,000 and 17,000 shares of restricted stock, respectively, were granted at a weighted-average price of $24.75 and $17.00, respectively, which approximated fair market value at the date of grant. Unearned compensation of $248,000 and $289,000 for fiscal 2000 and 1999, respectively, is being amortized over a five-year period as compensation expense. There were no restricted stock grants in fiscal 2001.

The following summary reflects the stock option activity and related information (shares in thousands):

                                               2001                             2000                           1999
                                    ----------------------------      ---------------------------    --------------------------
                                                Weighted-Average                 Weighted-Average              Weighted-Average
                                    Options      Exercise Price       Options     Exercise Price     Options    Exercise Price
                                    -------     ----------------      -------    ----------------    -------   ----------------
  Outstanding at October 1,           2,955         $22.94             2,574         $21.34           2,090          $22.09
  Granted                               844          32.36               767          24.75             726           16.81
  Exercised                            (644)         21.34              (364)         15.44            (238)          14.28
  Forfeited/Expired                     (19)         25.57               (22)         23.00              (4)          13.51
                                    -------       --------           -------       --------          ------        --------
  Outstanding on September 30,        3,136         $25.78             2,955         $22.94           2,574          $21.34
                                    -------       --------           -------       --------          ------        --------
  Exercisable on September 30,        1,078         $23.82             1,046         $22.40             782          $20.13
                                    -------       --------           -------       --------          ------        --------
  Shares available on September 30,
   for options that may be granted    3,000                            1,777                          2,537
                                    -------                          -------                         ------

The following table summarizes information about stock options at September 30, 2001 (shares in thousands):

                                    Outstanding Stock Options                     Exercisable Stock Options
                      -----------------------------------------------------      ----------------------------
                                    Weighted-Average
       Range of                  Remaining Contractural    Weighted-Average                  Weighted-Average
   Exercise Prices    Options             Life              Exercise Price       Options      Exercise Price
--------------------  -------    ----------------------    ----------------      -------     ----------------
$12.00   to   $16.50     374           3.7 years                $13.78              284           $13.77
$16.51   to   $26.50   1,511           7.3 years                $22.08              511           $22.18
$26.51   to   $38.31   1,251           8.2 years                $33.84              283           $36.85
                      ------           ---------                ------            -----           ------
$12.00   to   $38.31   3,136           7.2 years                $25.78            1,078           $23.82
                      ------           ---------                ------            -----           ------

The following table reflects pro forma net income and earnings per share had the Company elected to adopt the fair value method of SFAS No. 123, "Accounting for Stock-Based Compensation," in measuring compensation cost beginning with 1997 employee stock-based awards.

                 Years Ended September 30,         2001             2000            1999
------------------------------------------     ------------     ------------     -----------
                                                   (in thousands, except per share data)
Net Income:
   As reported ...........................     $    144,254     $     82,300     $     42,788
   Pro forma .............................     $    139,211     $     78,788     $     40,268

Basic earnings per share:
   As reported ...........................     $       2.88     $       1.66     $        .87
   Pro forma .............................     $       2.78     $       1.59     $        .82

Diluted earnings per share:
   As reported ...........................     $       2.84     $       1.64     $        .86
   Pro forma .............................     $       2.74     $       1.57     $        .81

These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years.

The weighted-average fair values of options at their grant date during 2001, 2000, and 1999 were $13.01, $10.80, and $6.81, respectively. The estimated fair value of each option granted is calculated using the Black-Scholes option-pricing model. The following summarizes the weighted-average assumptions used in the model:

                                                                         2001       2000      1999
                                                                         ----       ----      ----
Expected years until exercise.....................................       4.5        5.5        5.5
Expected stock volatility.........................................        43%        41%        38%
Dividend yield....................................................        .8%        .8%       1.2%
Risk-free interest rate...........................................       5.2%       6.0%       6.0%

On September 30, 2001, the Company had 49,852,797 outstanding common stock purchase rights ("Rights") pursuant to terms of the Rights Agreement dated January 8, 1996. Under the terms of the Rights Agreement each Right entitled the holder thereof to purchase from the Company one half of one unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock ("Preferred Stock"), without par value, at a price of $90 per unit. The exercise price and the number of units of Preferred Stock issuable on exercise of the Rights are subject to adjustment in certain cases to prevent dilution. The Rights will be attached to the common stock certificates and are not exercisable or transferrable apart from the common stock, until ten business days after a person acquires 15% or more of the outstanding common stock or ten business days following the commencement of a tender offer or exchange offer that would result in a person owning 15% or more of the outstanding common stock. In the event the Company is acquired in a merger or certain other business combination transactions (including one in which the Company is the surviving corporation), or more than 50% of the Company's assets or earning power is sold or transferred, each holder of a Right shall have the right to receive, upon exercise of the Right, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The Rights are redeemable under certain circumstances at $0.01 per Right and will expire, unless earlier redeemed, on January 31, 2006. As long as the Rights are not separately transferrable, the Company will issue one half of one Right with each new share of common stock issued.

--------------------------------------------------------------------------------
NOTE 5  EARNINGS PER SHARE
--------------------------------------------------------------------------------

A reconciliation of the weighted-average common shares outstanding on a basic and diluted basis is as follows:

   (in thousands)                                                          2001         2000         1999
--------------------------------------------------------------           --------     --------     --------
   Basic weighted-average shares..............................            50,096       49,534       49,243
   Effect of dilutive shares:
     Stock options............................................               644          492          561
     Restricted stock.........................................                32            9           13
                                                                          ------       ------       ------
                                                                             676          501          574
                                                                          ------       ------       ------
Diluted weighted-average shares...............................            50,772       50,035       49,817
                                                                          ======       ======       ======

Restricted stock of 180,000 shares at a weighted-average price of $37.73 and options to purchase 1,250,750 shares of common stock at a weighted-average price of $33.84 were outstanding at September 30, 2001 but were not included in the computation of diluted earnings per common share. Inclusion of these shares would be antidilutive.

At September 30, 2000, restricted stock of 180,000 shares at a weighted-average price of $37.73 and options to purchase 533,000 shares of common stock at a price of $36.84 were outstanding but were not included in the computation of diluted earnings per common share. Inclusion of these shares would be antidilutive.

At September 30, 1999, restricted stock of 180,000 shares at a weighted-average price of $37.73 and options to purchase 540,000 shares of common stock at a price of $36.84 were outstanding but were not included in the computation of diluted earnings per common share. Inclusion of these shares would be antidilutive.

--------------------------------------------------------------------------------
NOTE 6   FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

Notes payable bear interest at market rates and are carried at cost which approximates fair value. The estimated fair value of the Company's interest rate swap is ($1,590,553) at September 30, 2001, based on forward-interest rates derived from the year-end yield curve as calculated by the financial institution that is a counterparty to the swap. The estimated fair value of the Company's available-for-sale securities is primarily based on market quotes.

The following is a summary of available-for-sale securities, which excludes those accounted for under the equity method of accounting (see Note 1):

                                            Gross         Gross       Estimated
                                          Unrealized    Unrealized       Fair
                                Cost        Gains         Losses        Value
                              --------    ----------    ----------    ---------
                                                (in thousands)
   Equity Securities:
       September 30, 2001     $63,778      $ 84,257       $3,136       $144,899
       September 30, 2000     $86,901      $173,137       $2,065       $257,973

During the years ended September 30, 2001, 2000, and 1999, marketable equity available-for-sale securities with a fair value at the date of sale of $24,439,000, $12,640,000, and $2,803,000, respectively, were sold. The gross realized gains on such sales of available-for-sale securities totaled $3,314,000, $12,576,000, and $2,547,000, respectively, and the gross realized losses totaled $0, $0, and $0 respectively.

--------------------------------------------------------------------------------
NOTE 7   ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
--------------------------------------------------------------------------------

The table below presents changes in the components of accumulated other comprehensive income (loss).

                                                                  Unrealized Appreciation       Interest
                                                               (Depreciation) on Securities    Rate Swap       Total
                                                               ----------------------------    ---------       -----
Balance at September 30, 1998...................................        $ 54,689                $    --      $ 54,689
1999 Change:
     Pre-income tax amount......................................          35,600                     --        35,600
     Income tax provision.......................................         (13,528)                    --       (13,528)
     Realized gains in net income (net of $968 income tax)......          (1,579)                    --        (1,579)
                                                                        --------                -------      --------
   .............................................................          20,493                     --        20,493
                                                                        --------                -------      --------
Balance at September 30, 1999...................................          75,182                     --        75,182
                                                                        --------                -------      --------
2000 Change:
     Pre-income tax amount......................................          73,810                     --        73,810
     Income tax provision.......................................         (28,048)                    --       (28,048)
     Realized gains in net income (net of $9,120 income tax)....         (14,880)                    --       (14,880)
                                                                        --------                -------      --------
   .............................................................          30,882                     --        30,882
                                                                        --------                -------      --------
Balance at September 30, 2000...................................         106,064                     --       106,064
                                                                        --------                -------      --------
2001 Change:
     Pre-income tax amount......................................         (88,762)                (1,590)      (90,352)
     Income tax provision.......................................          33,730                    604        34,334
     Realized gains in net income (net of $452 income tax)......            (737)                    --          (737)
                                                                        --------                -------      --------
   .............................................................         (55,769)                  (986)      (56,755)
                                                                        --------                -------      --------
Balance at September 30, 2001...................................        $ 50,295                $  (986)     $ 49,309
                                                                        ========                =======      ========

--------------------------------------------------------------------------------
NOTE 8  EMPLOYEE BENEFIT PLANS
--------------------------------------------------------------------------------

The following tables set forth the Company's disclosures required by SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits".

CHANGE IN BENEFIT OBLIGATION:

                                                    Years ended September 30,              2001              2000
-----------------------------------------------------------------------------             -------           -------
                                                                                               (in thousands)
   Benefit obligation at beginning of year...................................             $44,838           $36,995
   Service cost..............................................................               3,851             3,427
   Interest cost.............................................................               3,330             2,741
   Actuarial loss ...........................................................                 903             3,059
   Benefits paid.............................................................              (1,189)           (1,384)
                                                                                          -------           -------
   Benefit obligation at end of year.........................................             $51,733           $44,838
                                                                                          =======           =======

CHANGE IN PLAN ASSETS:

                                                    Years ended September 30,              2001              2000
-----------------------------------------------------------------------------             -------           -------
                                                                                                (in thousands)
   Fair value of plan assets at beginning of year............................             $60,611          $ 58,517
   Actual return (loss) on plan assets.......................................              (5,435)            3,478
   Benefits paid.............................................................              (1,189)           (1,384)
                                                                                          -------          --------
   Fair value of plan assets at end of year .................................             $53,987          $ 60,611
                                                                                          =======          ========

   Funded status of the plan.................................................             $ 2,254          $ 15,773
   Unrecognized net actuarial (gain) loss....................................               6,720            (5,016)
   Unrecognized prior service cost...........................................                 548               786
   Unrecognized net transition asset.........................................                (540)           (1,079)
                                                                                          -------          --------
   Prepaid benefit cost......................................................             $ 8,982          $(10,464)
                                                                                          =======          ========

WEIGHTED-AVERAGE ASSUMPTIONS:

             Years Ended September 30,     2001      2000     1999
--------------------------------------    -------   ------   -------
         Discount rate                      7.50%    7.50%    7.50%
         Expected return on plan            9.00%    9.00%    9.00%
         Rate of compensation increase      5.00%    5.00%    5.00%

COMPONENTS OF NET PERIODIC PENSION EXPENSE:

                                     Years Ended September 30,          2001           2000            1999
--------------------------------------------------------------         -------       --------        --------
                                                                                  (in thousands)
   Service cost...............................................         $ 3,851        $ 3,427         $ 3,700
   Interest cost..............................................           3,330          2,741           2,468
   Expected return on plan assets.............................          (5,415)        (5,226)         (4,606)
   Amortization of prior service cost.........................             238            238             238
   Amortization of transition asset...........................            (540)          (540)           (540)
   Recognized net actuarial gain..............................              17           (303)             14
                                                                       -------        -------         -------
   Net pension expense........................................         $ 1,481        $  (337)        $ 1,274
                                                                       =======        =======         =======

DEFINED CONTRIBUTION PLAN:

Substantially all employees on the United States payroll of the Company may elect to participate in the Company sponsored Thrift/401(k) Plan by contributing a portion of their earnings. The Company contributes amounts equal to 100 percent of the first five percent of the participant's compensation subject to certain limitations. Expensed Company contributions were $4,935,000, $3,545,000, and $3,315,000 in 2001, 2000, and 1999, respectively.

--------------------------------------------------------------------------------
NOTE 9  ACCRUED LIABILITIES
--------------------------------------------------------------------------------

Accrued liabilities consist of the following:

                                                                September 30,              2001               2000
-----------------------------------------------------------------------------            --------           --------
                                                                                                (in thousands)
   Royalties payable.........................................................             $13,527           $18,918
   Taxes payable - operations................................................               9,996             6,861
   Ad valorem tax............................................................                 354             7,783
   Income taxes payable......................................................                 739                --
   Workers compensation claims...............................................               2,585             2,840
   Payroll and employee benefits.............................................               5,676             4,055
   Loss contingency (see note 13)............................................              10,000                --
   Other.....................................................................              10,749             6,158
                                                                                          -------           -------
                                                                                          $53,626           $46,615
                                                                                          =======           =======

--------------------------------------------------------------------------------
NOTE 10  SUPPLEMENTAL CASH FLOW INFORMATION
--------------------------------------------------------------------------------

                                     Years Ended September 30,           2001                2000              1999
--------------------------------------------------------------         -------             --------          --------
                                                                                        (in thousands)
   CASH PAYMENTS:
   Interest paid..............................................         $ 5,030              $ 2,491          $ 5,705
   Income taxes paid..........................................         $73,039              $39,673          $27,843

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

--------------------------------------------------------------------------------
NOTE 12  NEW ACCOUNTING STANDARDS
--------------------------------------------------------------------------------

Effective October 1, 2000, the Company adopted Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," as amended, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133, as amended, requires that all derivatives be recorded on the balance sheet at fair value. Upon adoption at October 1, 2000, the effect of complying with SFAS 133, as amended, was immaterial to the Company's results of operations and financial position.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and amends FASB Statement No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies." The Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made, and that the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset. The Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The effect of this standard on the Company's results of operations and financial position is being evaluated.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and amends Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The Statement retains the basic framework of SFAS No. 121, resolves certain implementation issues of SFAS No. 121, extends applicability to discontinued operations, and broadens the presentation of discontinued operations to include a component of an entity. The Statement will be applied prospectively and is effective for financial statements issued for fiscal years beginning after December 15, 2001. Adoption of the Statement is not expected to have any initial impact on the Company's results of operations or financial position.

--------------------------------------------------------------------------------
NOTE 13  CONTINGENT LIABILITIES AND COMMITMENTS
--------------------------------------------------------------------------------

LITIGATION SETTLEMENT -

As previously discussed in the Company's filings on Forms 8-K dated March 16, 2001, and June 13, 2001, and in the Company's Form 10-Q filed on August 13, 2001, the Company is a defendant in Verdin v. R&B Falcon Drilling USA, Inc., et al., a civil action in the United States District Court, Galveston, Texas. The lawsuit alleges, among other things, that the company and many other defendant companies whose collective operations represent a substantial majority of the U.S. offshore drilling industry, conspired to fix wages and benefits paid to drilling employees. Plaintiff contends that this alleged conduct violates federal and state antitrust laws. Plaintiff sought treble damages, attorneys' fees and costs on behalf of himself and an alleged class of offshore workers.

In May 2001, the Company reached an agreement in principle with Plaintiff's counsel to settle all claims pending court approval of the settlement. In the third quarter of fiscal 2001, the Company accrued $3.25 million to contract drilling expense based on the pending settlement. The total settlement liability is $10 million of which $6.75 million will be paid by the Company's insurer. The Company does not believe that the settlement will have a material adverse affect on its business or financial position.

KANSAS AD VALOREM SETTLEMENT -

In fiscal 1997, the Company was assessed with approximately $6.7 million of Kansas ad valorem taxes which had been reimbursed to the Company for the period from October 1983 through June 1988 by interstate pipelines transporting natural gas to end users. In fiscal 1997, based on the assessment, natural gas revenues were reduced by $2.7 million and interest expense was increased by $4.0 million. In March 1998, approximately $6.1 million of the unpaid assessment was placed in an escrow account pending resolution of this matter. Since March 1998, the escrow account and the related liability continued to accrue interest income and interest expense of approximately $1.0 million.

The Federal Energy Regulatory Commission approved settlements between the Company and three of the pipelines. The last of these settlements was final in May 2001. The Company paid approximately $3.9 million out of its escrow account for the settlement of all three pipeline proceedings. The three settlements were approximately $3.1 million less than the amount the Company accrued for this liability. The impact of these settlements in the third quarter of fiscal 2001 was to increase natural gas revenues by approximately $1.1 million, reduce interest expense by approximately $2.0 million and reduce the liability by $3.1 million. At September 30, 2001, the Company continues to escrow approximately $337,000 to cover reimbursement liability in the remaining two pipeline proceedings. The Company believes this amount will be adequate to cover future reimbursement liability.

COMMITMENTS -

The Company, on a regular basis, makes commitments for the purchase of contract drilling equipment. At September 30, 2001, the Company has commitments of approximately $230 million for the purchase of drilling equipment.

--------------------------------------------------------------------------------
NOTE 14  SEGMENT INFORMATION
--------------------------------------------------------------------------------

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

Summarized financial information of the Company's reportable segments for each of the years ended September 30, 2001, 2000, and 1999 is shown in the following table:

                                                                                   Depreciation                 Additions
                                      External    Inter-      Total    Operating   Depletion &       Total    to Long-Lived
(in thousands)                          Sales    Segment      Sales     Profit     Amortization      Assets      Assets
--------------                        --------   --------    --------  ---------   ------------    ---------- -------------
2001:
CONTRACT DRILLING
  Domestic..........................  $332,399   $  4,487    $336,886   $107,691     $ 25,890      $  506,173   $144,063
  International Services............   154,890         --     154,890     28,475       18,838         268,947     38,022
                                      --------   --------    --------   --------     --------      ----------   --------
                                       487,289      4,487     491,776    136,166       44,728         775,120    182,085
                                      --------   --------    --------   --------     --------      ----------   --------
OIL & GAS OPERATIONS
  Exploration and Production........   217,194         --     217,194     95,579       38,104         190,907     89,733
  Natural Gas Marketing.............   100,111         --     100,111      5,254          170          14,598        269
                                      --------   --------    --------   --------     --------      ----------   --------
                                       317,305         --     317,305    100,833       38,274         205,505     90,002
                                      --------   --------    --------   --------     --------      ----------   --------
REAL ESTATE.........................    11,018      1,545      12,563      6,315        2,264          22,621      1,190
OTHER...............................    11,242         --      11,242         --        2,043         361,261      1,393
ELIMINATIONS........................        --     (6,032)     (6,032)        --           --              --         --
                                      --------   --------    --------   --------     --------      ----------   --------
    TOTAL...........................  $826,854   $     --    $826,854   $243,314     $ 87,309      $1,364,507   $274,670
                                      ========   ========    ========   ========     ========      ==========   ========

2000:
CONTRACT DRILLING
  Domestic..........................  $214,531   $  3,048    $217,579   $ 35,808     $ 35,310      $  342,278   $ 40,722
  International.....................   136,549                136,549      9,753       38,096         259,892     13,825
                                      --------   --------    --------   --------     --------      ----------   --------
                                       351,080      3,048     354,128     45,561       73,406         602,170     54,547
                                      --------   --------    --------   --------     --------      ----------   --------
OIL & GAS OPERATIONS
  Exploration and Production........   157,583         --     157,583     66,604       33,462         174,466     65,804
  Natural Gas Marketing.............    80,907         --      80,907      5,271          164          21,897        175
                                      --------   --------    --------   --------     --------      ----------   --------
                                       238,490         --     238,490     71,875       33,626         196,363     65,979
                                      --------   --------    --------   --------     --------      ----------   --------
REAL ESTATE.........................     8,999      1,545      10,544      5,346        1,598          24,235      2,909
OTHER...............................    32,526         --      32,526         --        2,221         436,724      8,497
ELIMINATIONS........................        --     (4,593)     (4,593)        --           --              --         --
                                      --------   --------    --------   --------     --------      ----------   --------
    TOTAL...........................  $631,095   $     --    $631,095   $122,782     $110,851      $1,259,492   $131,932
                                      ========   ========    ========   ========     ========      ==========   ========

1999:
CONTRACT DRILLING
  Domestic..........................  $213,647   $  2,457    $216,104   $ 30,154     $ 31,164      $  371,766   $ 57,975
  International.....................   182,987         --     182,987     29,845       36,178         271,746     17,293
                                      --------   --------    --------   --------     --------      ----------   --------
                                       396,634      2,457     399,091     59,999       67,342         643,512     75,268
                                      --------   --------    --------   --------     --------      ----------   --------
OIL & GAS OPERATIONS
  Exploration and Production........    95,953         --      95,953     11,245       38,658         151,898     44,333
  Natural Gas Marketing.............    55,259         --      55,259      4,418          174          15,156        261
                                      --------   --------    --------   --------     --------      ----------   --------
                                       151,212         --     151,212     15,663       38,832         167,054     44,594
                                      --------   --------    --------   --------     --------      ----------   --------
REAL ESTATE.........................     8,671      1,531      10,202      5,338        1,427          22,816      1,445
OTHER...............................     7,802         --       7,802         --        1,566         276,317      1,644
ELIMINATIONS........................        --     (3,988)     (3,988)        --           --              --         --
                                      --------   --------    --------   --------     --------      ----------   --------
    TOTAL...........................  $564,319   $     --    $564,319   $ 81,000     $109,167      $1,109,699   $122,951
                                      ========   ========    ========   ========     ========      ==========   ========

The following table reconciles segment operating profit per the table on page 31 to income before taxes and equity in income of affiliate as reported on the Consolidated Statements of Income (in thousands).

               Years Ended September 30,        2001          2000         1999
----------------------------------------      --------      --------     --------
   Segment operating profit.................. $243,314      $122,782     $ 81,000

   Unallocated amounts:
     Income from investments.................   10,592        31,973        7,757
     General and administrative expense......  (15,415)      (11,578)     (14,198)
     Interest expense........................       32        (3,076)      (6,481)
     Corporate depreciation..................   (2,043)       (2,152)      (1,565)
     Other corporate expense.................   (1,378)       (1,186)      (1,575)
                                              --------      --------     --------
       Total unallocated amounts.............   (8,212)       13,981      (16,062)
                                              --------      --------     --------
   Income before income taxes and equity
     in income of affiliates................. $235,102      $136,763     $ 64,938
                                              ========      ========     ========

The following tables present revenues from external customers and long-lived assets by country based on the location of service provided (in thousands).

                        Years Ended September 30,        2001           2000           1999
-------------------------------------------------     ----------     ----------     ----------

     Revenues
       United States ............................     $  671,964     $  494,546     $  381,332
       Venezuela ................................         43,409         34,922         59,481
       Colombia .................................         27,045         42,509         60,838
       Other Foreign ............................         84,436         59,118         62,668
                                                      ----------     ----------     ----------
         Total ..................................     $  826,854     $  631,095     $  564,319
                                                      ==========     ==========     ==========

     Long-Lived Assets
       United States ............................     $  616,472     $  477,593     $  479,753
       Venezuela ................................         84,856         37,001         62,931
       Colombia .................................         16,195         26,361         46,621
       Other Foreign ............................        100,881        132,650        101,910
                                                      ----------     ----------     ----------
         Total ..................................     $  818,404     $  673,605     $  691,215
                                                      ==========     ==========     ==========

Long-lived assets are comprised of property, plant and equipment.

Revenues from one company doing business with the contract drilling segment accounted for approximately 14.9 percent, 15.2 percent, and 17.5 percent of the total consolidated revenues during the years ended September 30, 2001, 2000 and 1999, respectively. Revenues from another company doing business with the contract drilling segment accounted for approximately 8.0 percent, 7.4 percent, and 12 percent of total consolidated revenues in the years ended September 30, 2001, 2000, and 1999, respectively. Collectively, the receivables from these customers were approximately $32.6 million and $17.4 million at September 30, 2001 and 2000, respectively.

--------------------------------------------------------------------------------
NOTE 15 SUPPLEMENTARY FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES
--------------------------------------------------------------------------------

All of the Company's oil and gas producing activities are located in the United States.

Results of Operations from Oil and Gas Producing Activities -

                                   Years Ended September 30,        2001           2000           1999
------------------------------------------------------------     ----------     ----------     ----------
                                                                              (in thousands)

     Revenues ..............................................     $  217,194     $  157,583     $   95,953
                                                                 ----------     ----------     ----------
     Production costs ......................................         37,418         26,685         23,058
     Exploration expense and valuation provisions ..........         46,093         30,832         22,992
     Depreciation, depletion and amortization ..............         38,104         33,462         38,658
     Income tax expense ....................................         34,986         23,447          3,437
                                                                 ----------     ----------     ----------
          Total cost and expenses ..........................        156,601        114,426         88,145
                                                                 ----------     ----------     ----------
     Results of operations (excluding corporate overhead
          and interest costs) ..............................     $   60,593     $   43,157     $    7,808
                                                                 ==========     ==========     ==========

Capitalized Costs -

                                                          September 30,        2001           2000
-----------------------------------------------------------------------     ----------     ----------
                                                                                (in thousands)

     Proved properties ................................................     $  486,772     $  430,675
     Unproved properties ..............................................         34,901         27,050
          Total costs .................................................        521,673        457,725
                                                                            ----------     ----------

     Less - Accumulated depreciation, depletion and amortization ......        357,094        314,091
                                                                            ----------     ----------

          Net .........................................................     $  164,579     $  143,634
                                                                            ==========     ==========

Costs Incurred Relating to Oil and Gas Producing Activities -

             Years Ended September 30,        2001           2000           1999
--------------------------------------     ----------     ----------     ----------
                                                        (in thousands)
     Property acquisition:
         Proved ......................     $      738     $      105     $       89
         Unproved ....................         18,612         11,040         14,385
     Exploration .....................         44,166         43,833         22,292
     Development .....................         41,459         18,843         19,167
                                           ----------     ----------     ----------
         Total .......................     $  104,975     $   73,821     $   55,933
                                           ==========     ==========     ==========

Estimated Quantities of Proved Oil and Gas Reserves (Unaudited) -

Proved reserves are estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those which are expected to be recovered through existing wells with existing equipment and operating methods. The following is an analysis of proved oil and gas reserves as estimated by Netherland, Sewell & Associates, Inc. at September 30, 2001 and 2000. Amounts at September 30, 1999 were estimated by the Company and reviewed by independent engineers.

                                                                                         OIL (Bbls)        GAS (Mmcf)
                                                                                         ----------        ----------
Proved reserves at September 30, 1998............................................         4,761,313         251,626
Revisions of previous estimates..................................................           570,126          11,771
Extensions, discoveries and other additions......................................           151,829          22,491
Production.......................................................................          (649,370)        (44,240)
Purchases of reserves-in-place...................................................                --              77
Sales of reserves-in-place.......................................................                --          (2,105)
                                                                                          ---------         -------
Proved reserves at September 30, 1999............................................         4,833,898         239,620
Revisions of previous estimates..................................................         1,316,714          17,363
Extensions, discoveries and other additions......................................         1,119,314          52,569
Production.......................................................................          (880,304)        (46,923)
Purchases of reserves-in-place...................................................             1,502             242
Sales of reserves-in-place.......................................................           (85,987)           (373)
                                                                                          ---------         -------
Proved reserves at September 30, 2000............................................         6,305,137         262,498
Revisions of previous estimates..................................................          (700,329)        (17,018)
Extensions, discoveries and other additions......................................         1,144,709          12,748
Production.......................................................................          (818,356)        (42,387)
Purchases of reserves-in-place...................................................               434             496
Sales of reserves-in-place.......................................................                --              --
                                                                                          ---------         -------

Proved reserves at September 30, 2001............................................         5,931,595         216,337
                                                                                          =========         =======

Proved developed reserves at
   September 30, 1999 ...........................................................         4,828,071         229,765
                                                                                          =========         =======
   September 30, 2000 ...........................................................         5,847,217         217,334
                                                                                          =========         =======
   September 30, 2001 ...........................................................         4,865,569         198,103
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

                                                  At September 30,      2001            2000
------------------------------------------------------------------   -----------    -----------
                                                                            (in thousands)
Future cash inflows ..............................................   $   467,886    $ 1,377,922
Future costs -
    Future production and development costs ......................      (174,703)      (317,898)
    Future income tax expense ....................................       (81,253)      (331,672)
                                                                     -----------    -----------
Future net cash flows ............................................       211,930        728,352
10% annual discount for estimated timing of cash flows ...........       (67,891)      (240,281)
                                                                     -----------    -----------
Standardized Measure of discounted future net cash flows .........   $   144,039    $  (488,071)
                                                                     ===========    ===========

Changes in Standardized Measure Relating to Proved Oil and Gas Reserves (Unaudited)

                                      Years Ended September 30,     2001          2000         1999
---------------------------------------------------------------   ---------    ---------    ---------
                                                                           (in thousands)
Standardized Measure - Beginning of year ......................   $ 488,071    $ 232,618    $ 125,927
Increases (decreases) -
  Sales, net of production costs ..............................    (179,776)    (130,898)     (72,895)
  Net change in sales prices, net of production costs .........    (400,679)     261,926      142,970
  Discoveries and extensions, net of related future
      development and production costs ........................      29,387      156,840       38,164
  Changes in estimated future development costs ...............      10,667      (36,994)     (11,095)
  Development costs incurred ..................................      17,311       13,587       16,558
  Revisions of previous quantity estimates ....................     (15,298)      57,730       17,713
  Accretion of discount .......................................      68,021       30,951       16,700
  Net change in income taxes ..................................     160,776     (114,762)     (40,671)
  Purchases of reserves-in-place ..............................         619          542           96
  Sales of reserves-in-place ..................................          --         (700)      (1,390)
  Changes in production rates and other .......................     (35,060)      17,231          541
                                                                  ---------    ---------    ---------
Standardized Measure - End of year ............................   $(144,039    $ 488,071    $ 232,618
                                                                  =========    =========    =========

NOTE 16  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                    (in thousands, except per share amounts)

                                             1st          2nd          3rd          4th
                     2001                  Quarter      Quarter      Quarter      Quarter
                     ----                  -------      -------      -------      -------
Revenues .............................     $192,550     $221,569     $217,222     $195,513
Gross profit .........................       59,614       72,939       67,607       50,325
Net income ...........................       33,840       41,749       40,437       28,228
Basic net income per share ...........          .68          .83          .80          .56
Diluted net income per share .........          .67          .82          .79          .56

                                             1st          2nd          3rd          4th
                     2000                  Quarter      Quarter      Quarter      Quarter
                     ----                  -------      -------      -------      -------
Revenues .............................     $149,581     $151,848     $151,968     $177,698
Gross profit .........................       37,852       36,256       32,605       44,704
Net income ...........................       20,461       19,273       18,557       24,009
Basic net income per share ...........          .41          .39          .37          .48
  Diluted net income per share .......          .41          .39          .37          .48

Gross profit represents total revenues less operating costs, depreciation, depletion and amortization, dry holes and abandonments, and taxes, other than income taxes.

The sum of earnings per share for the four quarters may not equal the total earnings per share for the year due to changes in the average number of common shares outstanding.

Net income in the second quarter of 2001 includes an after-tax charge of $2.4 million ($0.05 per share, on a diluted basis) related to the write-down of producing properties in accordance with SFAS No. 121.

Net income in the third quarter of 2001 includes an after-tax gain of approximately $1.9 million ($0.04 per share, on a diluted basis) related to a 1997 Kansas ad valorem assessment that was settled at less than the original liability. The after-tax gain increased natural gas revenues by approximately $.7 million and decreased interest expense by approximately $1.2 million.

Net income in the fourth quarter of 2001 includes an after-tax charge of $2.8 million ($0.06 per share, on a diluted basis) related to the write-down of producing properties in accordance with SAFS No. 121.

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

REPORT OF INDEPENDENT AUDITORS

HELMERICH & PAYNE, INC.

The Board of Directors and Shareholders
Helmerich & Payne, Inc.

  We have audited the accompanying consolidated balance sheets of Helmerich & Payne, Inc. as of September 30, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Helmerich & Payne, Inc. at September 30, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States.

                                                        /s/ ERNST & YOUNG LLP

Tulsa, Oklahoma
November 19, 2001

STOCK PRICE INFORMATION

                                              Closing Market Price Per Share
                                              ------------------------------
                                               2001                  2000
                                               ----                  ----
QUARTERS                                  HIGH        LOW       HIGH        LOW
--------                                  ----        ---       ----        ---
First...............................    $ 44.19    $ 28.94    $ 27.44    $ 19.13
Second..............................      58.51      39.63      31.00      20.00
Third...............................      51.23      30.82      37.75      29.06
Fourth..............................      32.77      23.74      38.31      30.06

DIVIDEND INFORMATION

                                      Paid Per Share        Total Payment
                                      --------------        -------------
                                        2001  2000         2001        2000
                                        ----  ----         ----        ----
QUARTERS
--------
First...............................   $.075  $.070     $3,748,896  $3,474,612
Second...............................   .075   .070      3,776,612   3,475,623
Third...............................    .075   .070      3,796,489   3,484,189
Fourth...............................   .075   .075      3,765,488   3,740,863


STOCKHOLDERS' MEETING

The annual meeting of stockholders will be held on March 6, 2002. A formal notice of the meeting, together with a proxy statement and form of proxy, will be mailed to shareholders on or about January 25, 2002.

STOCK EXCHANGE LISTING

Helmerich & Payne, Inc. Common Stock is traded on the New York Stock Exchange with the ticker symbol "HP." The newspaper abbreviation most commonly used for financial reporting is "HelmP." Options on the Company's stock are also traded on the New York Stock Exchange.

STOCK TRANSFER AGENT AND REGISTRAR

As of December 14, 2001, there were 1,090 record holders of Helmerich & Payne, Inc. common stock as listed by the transfer agent's records.

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

ADDITIONAL INFORMATION

In a continuing effort to find timely and cost effective communications solutions to serve the needs of our shareholders, we are discontinuing the printing and distribution of our traditional quarterly shareholder reports. Effective the first quarter ending December 31, 2001, quarterly reports on Form 10-Q, earnings releases and financial statements will be made available on the investor relations section of the Company's Web site. Quarterly reports on Form 10-Q, earnings releases and financial statements will also be available free of charge upon written request.

DIRECT INQUIRIES TO:
Investor Relations
Helmerich & Payne, Inc.
Utica at Twenty-First
Tulsa, Oklahoma 74114
Telephone: (918) 742-5531

Internet Address: http://www.hpinc.com

ELEVEN-YEAR FINANCIAL REVIEW

HELMERICH & PAYNE, INC.

                                                  Years Ended September 30,         2001      2000       1999
---------------------------------------------------------------------------      --------  ---------  ---------
REVENUES AND INCOME*(2)
          Contract Drilling Revenues.......................................        484,927    349,992    394,715
          Crude Oil Sales..................................................         22,815     24,601      9,479
          Natural Gas Sales................................................        192,962    131,056     81,533
          Gas Marketing Revenues...........................................         99,140     78,921     54,263
          Real Estate Revenues.............................................          9,066      8,991      8,663
          Dividend Income..................................................          3,909     14,482      3,569
          Other Revenues...................................................         14,035     23,052     12,097
          Total Revenues+..................................................        826,854    631,095    564,319
          Net Cash Provided by Continuing Operations+......................        278,856    201,836    158,694
          Income from Continuing Operations................................        144,254     82,300     42,788
          Net Income.......................................................        144,254     82,300     42,788
                                                                                 ---------  ---------  ---------

PER SHARE DATA
          Income from Continuing Operations(1):
              Basic........................................................           2.88       1.66        .87
              Diluted......................................................           2.84       1.64        .86
          Net Income(1):
              Basic........................................................           2.88       1.66        .87
              Diluted......................................................           2.84       1.64        .86
          Cash Dividends...................................................            .30       .285        .28
          Shares Outstanding*..............................................         49,853     49,980     49,626
                                                                                 ---------  ---------  ---------

FINANCIAL POSITION
          Net Working Capital*.............................................        210,191    186,250     88,720
          Ratio of Current Assets to Current Liabilities...................           2.73       3.36       2.23
          Investments*.....................................................        200,286    304,326    238,475
          Total Assets*....................................................      1,364,507  1,259,492  1,109,699
          Long-Term Debt*..................................................         50,000     50,000     50,000
          Shareholders' Equity*............................................      1,026,477    955,703    848,109
                                                                                 ---------  ---------  ---------

CAPITAL EXPENDITURES*
          Contract Drilling Equipment......................................        173,856     49,774     68,639
          Wells and Equipment..............................................         74,580     54,764     29,947
          Real Estate......................................................          1,144      2,880      1,435
          Other Assets (includes undeveloped leases).......................         28,904     24,514     22,930
          Discontinued Operations..........................................             --         --         --
          Total Capital Outlays............................................        278,484    131,932    122,951
                                                                                 ---------  ---------  ---------

PROPERTY, PLANT AND EQUIPMENT AT COST*
          Contract Drilling Equipment......................................      1,028,015    891,749    881,269
          Producing Properties.............................................        486,772    430,674    421,552
          Undeveloped Leases...............................................         34,901     27,050     25,337
          Real Estate......................................................         50,579     50,649     49,065
          Other............................................................         86,300     80,268     71,139
          Discontinued Operations..........................................             --         --         --
          Total Property, Plant and Equipment..............................      1,686,567  1,480,390  1,448,362
                                                                                 ---------  ---------  ---------

*   000's omitted.

+ Chemical operations were sold August 30, 1996. Prior year amounts have been restated to exclude discontinued operations.

(1) Includes $13.6 million ($.28 per share, on a diluted basis) effect of impairment charge for adoption of SFAS No. 121 in 1995 and cumulative effect of change in accounting for income taxes of $4,000,000 ($.08 per share, on a diluted basis) in 1994.

(2) See Note 14 for segment presentation of revenues.

                                                  Years Ended September 30,         1998        1997       1996        1995
---------------------------------------------------------------------------      ---------   ---------   ---------   ---------
REVENUES AND INCOME*(2)
          Contract Drilling Revenues.......................................        427,713     315,327     244,338     203,325
          Crude Oil Sales..................................................         10,333      20,475      15,378      13,227
          Natural Gas Sales................................................         87,646      87,737      60,500      33,851
          Gas Marketing Revenues...........................................         52,469      66,306      57,817      34,729
          Real Estate Revenues.............................................          8,587       8,224       8,076       7,560
          Dividend Income..................................................          4,117       5,268       3,650       3,389
          Other Revenues...................................................         45,775      14,522       3,496      10,640
          Total Revenues+..................................................        636,640     517,859     393,255     306,721
          Net Cash Provided by Continuing Operations+......................        113,533     165,568     121,420      84,010
          Income from Continuing Operations................................        101,154      84,186      45,426       5,788
          Net Income.......................................................        101,154      84,186      72,566       9,751
                                                                                 ---------   ---------   ---------   ---------

PER SHARE DATA
          Income from Continuing Operations(1):
              Basic........................................................           2.03        1.69         .92         .12
              Diluted......................................................           2.00        1.67         .91         .12
          Net Income(1):
              Basic........................................................           2.03        1.69        1.47         .20
              Diluted......................................................           2.00        1.67        1.46         .20
          Cash Dividends...................................................           .275         .26       .2525         .25
          Shares Outstanding*..............................................         49,383      50,028      49,771      49,529
                                                                                 ---------   ---------   ---------   ---------

FINANCIAL POSITION
          Net Working Capital*.............................................         58,861      62,837      51,803      50,038
          Ratio of Current Assets to Current Liabilities...................           1.47        1.66        1.83        1.74
          Investments*.....................................................        200,400     323,510     229,809     156,908
          Total Assets*....................................................      1,090,430   1,033,595     821,914     707,061
          Long-Term Debt*..................................................         50,000          --          --          --
          Shareholders' Equity*............................................        793,148     780,580     645,970     562,435
                                                                                 ---------   ---------   ---------   ---------

CAPITAL EXPENDITURES*
          Contract Drilling Equipment......................................        206,794     109,036      79,269      80,943
          Wells and Equipment..............................................         38,970      35,024      21,142      19,384
          Real Estate......................................................            854       1,095         752         873
          Other Assets (includes undeveloped leases).......................         19,681      16,022       7,003       9,717
          Discontinued Operations..........................................             --          --       1,581         859
          Total Capital Outlays............................................        266,299     161,177     109,747     111,776
                                                                                 ---------   ---------   ---------   ---------

PROPERTY, PLANT AND EQUIPMENT AT COST*
          Contract Drilling Equipment......................................        829,217     643,619     568,110     501,682
          Producing Properties.............................................        414,770     395,812     392,562     384,755
          Undeveloped Leases...............................................         20,977      14,109       9,242       8,051
          Real Estate......................................................         48,451      47,682      46,970      46,642
          Other............................................................         65,120      59,659      53,547      55,655
          Discontinued Operations..........................................             --          --          --      13,937
          Total Property, Plant and Equipment..............................      1,378,535   1,160,881   1,070,431   1,010,722
                                                                                 ---------   ---------   ---------   ---------



                                                  Years Ended September 30,         1994        1993       1992        1991
---------------------------------------------------------------------------      ---------   ---------   ---------   ---------
REVENUES AND INCOME*(2)
          Contract Drilling Revenues.......................................         182,781     149,661     112,833     105,364
          Crude Oil Sales..................................................          13,161      15,392      16,369      17,374
          Natural Gas Sales................................................          45,261      52,446      38,370      35,628
          Gas Marketing Revenues...........................................          51,874      63,786      40,410      10,055
          Real Estate Revenues.............................................           7,396       7,620       7,541       7,542
          Dividend Income..................................................           3,621       3,535       4,050       5,285
          Other Revenues...................................................           6,058       8,283       6,646      20,020
          Total Revenues+..................................................         310,152     300,723     226,219     201,268
          Net Cash Provided by Continuing Operations+......................          74,463      72,493      60,414      50,006
          Income from Continuing Operations................................          17,108      22,158       8,973      19,608
          Net Income.......................................................          24,971      24,550      10,849      21,241
                                                                                  ---------   ---------   ---------   ---------

PER SHARE DATA
          Income from Continuing Operations(1):
              Basic........................................................             .35         .46         .19         .41
              Diluted......................................................             .35         .45         .19         .41
          Net Income(1):
              Basic........................................................             .51         .51         .22         .44
              Diluted......................................................             .51         .50         .22         .44
          Cash Dividends...................................................           .2425         .24       .2325         .23
          Shares Outstanding*..............................................          49,420      49,275      49,152      48,976
                                                                                  ---------   ---------   ---------   ---------

FINANCIAL POSITION
          Net Working Capital*.............................................          76,238     104,085      82,800     108,212
          Ratio of Current Assets to Current Liabilities...................            2.63        3.24        3.31        4.19
          Investments*.....................................................          87,414      84,945      87,780      96,471
          Total Assets*....................................................         621,689     610,504     585,504     575,168
          Long-Term Debt*..................................................              --       3,600       8,339       5,693
          Shareholders' Equity*............................................         524,334     508,927     493,286     491,133
                                                                                  ---------   ---------   ---------   ---------

CAPITAL EXPENDITURES*
          Contract Drilling Equipment......................................          53,752      24,101      43,049      56,297
          Wells and Equipment..............................................          40,916      23,142      21,617      34,741
          Real Estate......................................................             902         436         690       2,104
          Other Assets (includes undeveloped leases).......................           9,695       5,901      16,984       6,793
          Discontinued Operations..........................................             618         629         158       2,594
          Total Capital Outlays............................................         105,883      54,209      82,498     102,529
                                                                                  ---------   ---------   ---------   ---------

PROPERTY, PLANT AND EQUIPMENT AT COST*
          Contract Drilling Equipment......................................         444,432     418,004     404,155     370,494
          Producing Properties.............................................         377,371     340,176     329,264     312,438
          Undeveloped Leases...............................................          11,729      10,010      12,973       5,552
          Real Estate......................................................          47,827      47,502      47,286      46,671
          Other............................................................          48,612      45,085      43,153      36,423
          Discontinued Operations..........................................          13,131      12,545      11,962      11,838
          Total Property, Plant and Equipment..............................         943,102     873,322     848,793     783,416
                                                                                  ---------   ---------   ---------   ---------

ELEVEN-YEAR OPERATING REVIEW
================================================================================
HELMERICH & PAYNE, INC.

                              Years Ended September 30,        2001           2000           1999
-------------------------------------------------------     ----------     ----------     ----------

CONTRACT DRILLING
        Drilling Rigs, United States ..................             59             48             46
        Drilling Rigs, International ..................             32             40             44
        Contract Wells Drilled, United States .........            346            335            242
        Total Footage Drilled, United States* .........          4,415          4,058          2,938
        Average Depth per Well, United States .........         12,761         12,115         12,142
        Percentage Rig Utilization, United States .....             97             87             75
        Percentage Rig Utilization, International .....             56             47             53
                                                            ----------     ----------     ----------

PETROLEUM EXPLORATION AND DEVELOPMENT
        Gross Wells Completed .........................            123             81             49
        Net Wells Completed ...........................           69.5           42.7           23.9
        Net Dry Holes .................................           17.0            9.1            7.1
                                                            ----------     ----------     ----------

PETROLEUM PRODUCTION
        Net Crude Oil and Natural Gas Liquids
          Produced (barrels daily) ....................          2,242          2,405          1,779
        Net Oil Wells Owned-- Primary Recovery ........            113          107.1            124
        Net Oil Wells Owned-- Secondary Recovery ......             55           55.5             54
        Secondary Oil Recovery Projects ...............              4              3              5
        Net Natural Gas Produced
          (thousands of cubic feet daily) .............        116,128        128,204        121,206
        Net Gas Wells Owned ...........................            493            453            439
                                                            ----------     ----------     ----------

REAL ESTATE MANAGEMENT
        Gross Leasable Area (square feet)* ............          1,652          1,652          1,652
        Percentage Occupancy ..........................             93             91             95
                                                            ----------     ----------     ----------

TOTAL NUMBER OF EMPLOYEES
        Helmerich & Payne, Inc. and Subsidiaries ......          4,245          3,606          3,440
                                                            ----------     ----------     ----------


000's omitted.

                              Years Ended September 30,      1998        1997        1996        1995        1994
-------------------------------------------------------    --------    --------    --------    --------    --------

CONTRACT DRILLING
        Drilling Rigs, United States ..................          46          38          41          41          47
        Drilling Rigs, International ..................          44          39          36          35          29
        Contract Wells Drilled, United States .........         242         246         233         212         162
        Total Footage Drilled, United States* .........       2,938       2,753       2,499       1,933       1,842
        Average Depth per Well, United States .........      12,142      11,192      10,724       9,119      11,367
        Percentage Rig Utilization, United States .....          95          88          82          71          69
        Percentage Rig Utilization, International .....          88          91          85          84          88
                                                           --------    --------    --------    --------    --------

PETROLEUM EXPLORATION AND DEVELOPMENT
        Gross Wells Completed .........................          62         100          63          59          44
        Net Wells Completed ...........................        35.7        49.3        35.3        27.4          15
        Net Dry Holes .................................         4.2         9.6         7.3         5.9         1.7
                                                           --------    --------    --------    --------    --------

PETROLEUM PRODUCTION
        Net Crude Oil and Natural Gas Liquids
          Produced (barrels daily) ....................       1,921       2,700       2,212       2,214       2,431
        Net Oil Wells Owned-- Primary Recovery ........         124         133       176.9         186         202
        Net Oil Wells Owned-- Secondary Recovery ......          53          49        63.8          64          71
        Secondary Oil Recovery Projects ...............           5           5          12          12          14
        Net Natural Gas Produced
          (thousands of cubic feet daily) .............     117,431     110,859      94,358      72,387      72,953
        Net Gas Wells Owned ...........................         436         410         378         354         341
                                                           --------    --------    --------    --------    --------

REAL ESTATE MANAGEMENT
        Gross Leasable Area (square feet)* ............       1,652       1,652       1,654       1,652       1,652
        Percentage Occupancy ..........................          97          95          94          87          83
                                                           --------    --------    --------    --------    --------

TOTAL NUMBER OF EMPLOYEES
        Helmerich & Payne, Inc. and Subsidiaries ......       3,340       3,627       3,309       3,245       2,787
                                                           --------    --------    --------    --------    --------

                              Years Ended September 30,      1993        1992        1991
-------------------------------------------------------    --------    --------    --------

CONTRACT DRILLING
        Drilling Rigs, United States ..................          42          39          46
        Drilling Rigs, International ..................          29          30          25
        Contract Wells Drilled, United States .........         128         100         106
        Total Footage Drilled, United States* .........       1,504       1,085       1,301
        Average Depth per Well, United States .........      11,746      10,853      12,274
        Percentage Rig Utilization, United States .....          53          42          47
        Percentage Rig Utilization, International .....          68          69          69
                                                           --------    --------    --------

PETROLEUM EXPLORATION AND DEVELOPMENT
        Gross Wells Completed .........................          42          54          45
        Net Wells Completed ...........................        15.9        17.8        20.2
        Net Dry Holes .................................         4.3         4.3         4.3
                                                           --------    --------    --------

PETROLEUM PRODUCTION
        Net Crude Oil and Natural Gas Liquids
          Produced (barrels daily) ....................       2,399       2,334       2,152
        Net Oil Wells Owned-- Primary Recovery ........         202         220         227
        Net Oil Wells Owned-- Secondary Recovery ......          71          74          55
        Secondary Oil Recovery Projects ...............          14          14          12
        Net Natural Gas Produced
          (thousands of cubic feet daily) .............      78,023      75,470      66,617
        Net Gas Wells Owned ...........................         307         289         278
                                                           --------    --------    --------

REAL ESTATE MANAGEMENT
        Gross Leasable Area (square feet)* ............       1,656       1,656       1,664
        Percentage Occupancy ..........................          86          87          86
                                                           --------    --------    --------

TOTAL NUMBER OF EMPLOYEES
        Helmerich & Payne, Inc. and Subsidiaries ......       2,389       1,928       1,758
                                                           --------    --------    --------

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

L. F. ROONEY, III*
Chief Executive Officer
Manhattan Construction Company
Tulsa, Oklahoma

EDWARD B. RUST, JR.*
Chairman and Chief Executive Officer
State Farm Insurance Companies
Bloomington, Illinois

GEORGE A. SCHAEFER**
Chairman and Chief Executive Officer, Retired
Caterpillar Inc.
Peoria, Illinois

JOHN D. ZEGLIS**
Chairman and Chief Executive Officer
AT&T Wireless Services
Basking Ridge, New Jersey

----------
* Member, Audit Committee
** Member, Human Resources Committee


40