Form 10-K/A, Exhibit 13
period 2001-09-30
HELMERICH & PAYNE INC
filed 2002-01-08
CIK 46765

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

CONSOLIDATED STATEMENTS OF INCOME
================================================================================
HELMERICH & PAYNE, INC.

                       Years Ended September 30,         2001              2000             1999
------------------------------------------------     ------------      ------------     ------------
                                                                      (in thousands,
                                                                except per share amounts)
REVENUES:

    Sales and other operating revenues .........     $    816,262      $    599,122     $    556,562
    Income from investments ....................           10,592            31,973            7,757
                                                     ------------      ------------     ------------
                                                          826,854           631,095          564,319
                                                     ------------      ------------     ------------
COSTS AND EXPENSES:

    Operating costs ............................          413,378           316,933          332,330
    Depreciation, depletion and amortization ...           87,309           110,851          109,167
    Dry holes and abandonments .................           34,042            22,692           11,727
    Taxes, other than income taxes .............           41,640            29,202           25,478
    General and administrative .................           15,415            11,578           14,198
    Interest ...................................              (32)            3,076            6,481
                                                     ------------      ------------     ------------
                                                          591,752           494,332          499,381
                                                     ------------      ------------     ------------
INCOME BEFORE INCOME TAXES AND
    EQUITY IN INCOME OF AFFILIATES .............          235,102           136,763           64,938

INCOME TAX EXPENSE .............................           93,027            57,684           25,706

EQUITY IN INCOME OF AFFILIATES
    net of income taxes ........................            2,179             3,221            3,556
                                                     ------------      ------------     ------------
NET INCOME .....................................     $    144,254      $     82,300     $     42,788
                                                     ============      ============     ============
EARNINGS PER COMMON SHARE:
    BASIC ......................................     $       2.88      $       1.66     $       0.87
    DILUTED ....................................     $       2.84      $       1.64     $       0.86

AVERAGE COMMON SHARES OUTSTANDING:
    BASIC ......................................           50,096            49,534           49,243
    DILUTED ....................................           50,772            50,035           49,817

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