Form 10-K/A, Exhibit 13
period 2001-09-30
HELMERICH & PAYNE INC
filed 2002-08-16
CIK 46765

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
--------------------------------------------------------------------------------

All of the Company's oil and gas producing activities are located in the United States.

Results of Operations from Oil and Gas Producing Activities -

                                   Years Ended September 30,        2001           2000           1999
------------------------------------------------------------     ----------     ----------     ----------
                                                                              (in thousands)

     Revenues ..............................................     $  217,194     $  157,583     $   95,953
                                                                 ----------     ----------     ----------
     Production costs ......................................         32,056         22,779         19,665
     Exploration expense and valuation provisions ..........         46,093         30,832         22,992
     Depreciation, depletion and amortization ..............         38,104         33,462         38,658
     Income tax expense ....................................         36,999         24,881          4,564
                                                                 ----------     ----------     ----------
          Total cost and expenses ..........................        153,252        111,954         85,879
                                                                 ----------     ----------     ----------
     Results of operations (excluding corporate overhead
          and interest costs) ..............................     $   63,942     $   45,629     $   10,074
                                                                 ==========     ==========     ==========

Capitalized Costs -

                                                          September 30,        2001           2000
-----------------------------------------------------------------------     ----------     ----------
                                                                                (in thousands)

     Proved properties ................................................     $  486,772     $  430,675
     Unproved properties ..............................................         34,901         27,050
          Total costs .................................................        521,673        457,725
                                                                            ----------     ----------

     Less - Accumulated depreciation, depletion and amortization ......        357,094        314,091
                                                                            ----------     ----------

          Net .........................................................     $  164,579     $  143,634
                                                                            ==========     ==========

Costs Incurred Relating to Oil and Gas Producing Activities -

             Years Ended September 30,        2001           2000           1999
--------------------------------------     ----------     ----------     ----------
                                                        (in thousands)
     Property acquisition:
         Proved ......................     $      738     $      105     $       89
         Unproved ....................         18,612         11,040         14,385
     Exploration .....................         44,166         43,833         22,292
     Development .....................         41,459         18,843         19,167
                                           ----------     ----------     ----------
         Total .......................     $  104,975     $   73,821     $   55,933
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