Form 10-K, Exhibit 13
period 2002-09-30
HELMERICH & PAYNE INC
filed 2002-12-23
CIK 46765

                                                                     EXHIBIT 13


                 ===============================================
                 HELMERICH & PAYNE, INC. ANNUAL REPORT FOR 2002
                 ===============================================

MANAGEMENT'S DISCUSSION & ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------

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

SPIN-OFF AND MERGER TRANSACTIONS

On September 30, 2002, Helmerich & Payne, Inc. completed its distribution of 100 percent of the common stock of Cimarex Energy Co. to the Company's shareholders and the subsequent merger of Key Production Company, Inc. into a subsidiary of Cimarex making Key a wholly-owned subsidiary of Cimarex. The Cimarex Energy Co. stock distribution was recorded as a dividend and resulted in a decrease to consolidated stockholders' equity of approximately $152.2 million. As a result of this transaction, the Company and its subsidiaries will continue to own and operate the contract drilling and real estate business, and Cimarex Energy Co. will be a separate, publicly-traded company that will own and operate the exploration and production business. The Company does not own any common stock of Cimarex Energy Co. (See Note 2 of the Financial Statements for complete description of the transaction.) As a result of the transaction, the Company is reporting the results of its former Exploration and Production Division (Cimarex Energy Co.) as discontinued operations.

RESULTS OF OPERATIONS

All per share amounts included in the Results of Operations discussion are stated on a diluted basis. Helmerich & Payne, Inc.'s net income for 2002 was $63,517,000 ($1.26 per share) compared with net income of $144,254,000 ($2.84 per share), in 2001, and $82,300,000 ($1.64 per share) in 2000. Included in net income for each year reported was income from discontinued operations of $9,811,000 ($0.19 per share) for 2002, $63,787,000 ($1.26 per share) for 2001, and $45,830,000 ($0.91 per share) for 2000. Also included in the Company's net income, but not related to its operations, were after-tax gains from the sale of investment securities of $15,206,000 ($0.30 per share) in 2002, $691,000 ($0.01 per share) in 2001, and
$8,152,000 ($0.16 per share) in 2000. In addition to income from security sales, the Company also recorded net income during 2000 of $6,637,000 ($0.13 per share) from gains relating to non-monetary dividends received. Also included in net income is the Company's portion of income from its equity affiliates, which totaled $0.06 per share in 2002, $0.04 per share in 2001, and $0.06 in 2000. The Company's equity affiliates are Atwood Oceanics, Inc. and a 50-50 joint venture with Atwood called Atwood Oceanics West Tuna Pty. Ltd., which owns an offshore platform rig.

Consolidated revenues were $510,928,000 in 2002, $509,274,000  in 2001, and
$392,142,000 in 2000. Revenues increased by less than 1 percent from 2001 to 2002. Revenues from domestic operations rose by approximately 1 percent, due to the increase in U.S. land rig revenue days recorded in 2002, as the Company continued to complete the construction of new rigs during the year. Total H&P U.S. land rigs available were 66 at the end of 2002, and 49 at the end of 2001. Land rig utilization was 84 percent during 2002 and 97 percent in 2001. Increased U.S. land rig revenues were partially offset by declines in U.S. platform rig revenues. Total platform rig revenue days fell 8 percent from 2001 to 2002 as rig utilization fell to 83 percent in 2002, compared with 98 percent in 2001. Revenues from international drilling operations declined by 11 percent as the Company's rig utilization in South America fell from 56 percent in 2001 to 51 percent in 2002.

The 30 percent increase in revenues from 2000 to 2001 was due to a 55 percent increase in domestic revenues and a 13 percent increase in international revenues. Demand for drilling services increased dramatically in the U.S. during 2001, causing average revenue per day to improve by 58 percent from 2000 to 2001. During 2000, U.S. land rig utilization was 85 percent and U.S. platform rig utilization was 94 percent. International rig utilizations improved to 56 percent during 2001, compared with 47 percent during 2000.

Revenues from investments were $28,444,000 in 2002, $10,317,000 in 2001, and $31,510,000 in 2000. Included in revenues were pre-tax gains from the sale of investment securities of $24,820,000 in 2002, $1,189,000 in 2001, and
$13,295,000 in 2000. Interest income from short-term investments was $1,432,000 in 2002, $5,219,000 in 2001 and $3,733,000 in 2000. Interest income from short-term investments was higher in 2001 and 2000 because the Company's cash and cash equivalent balances increased in each of these years and because of higher prevailing market short-term interest rates. Dividend income was $2,192,000 in 2002, $3,909,000 in 2001 and $14,482,000 in 2000. Dividend income was unusually high in 2000 because the Company recognized $10,706,000 of non-monetary dividends when three Company investees spun-off subsidiaries to their shareholders.

Operating costs in 2002 were $336,890,000 or 70 percent of operating revenue, compared with $308,437,000 or 62 percent of operating income in 2001, and $234,132,000 or 65 percent of operating income in 2000. The operating cost percentage rose in 2002 due to lower revenue per rig day, higher direct rig operating cost, and additional costs associated with the addition of 16 rigs to the U.S. land fleet during the year. The lower operating cost percentage in 2001, compared to 2000 was the result of higher revenue per rig day during 2001.

Depreciation expense was $61,447,000 in 2002, $49,532,000 in 2001, and
$77,317,000 in 2000. Effective October 1, 2000, the Company changed the estimated useful life of its drilling equipment from 10 years to 15 years, resulting in lower annual depreciation expense of approximately $30 million in 2001. Depreciation expense rose significantly during 2002, due to the addition of 3 rigs in 2001 and 20 rigs in 2002. The Company anticipates depreciation expense to increase again next year as a full year of depreciation is incurred on rigs placed in service in 2002 and as new rigs are constructed and employed in the field.

General and administrative expenses increased by approximately 22 percent from 2001 to 2002, and by 22 percent from 2000 to 2001. The most significant portion of the increases for both 2001 and 2002 were from employee benefits relating to medical insurance, 401(k) matching, and pension expenses. Employee salaries and bonuses also contributed to the increases, along with increases in property and casualty insurance. It is anticipated that general and administrative expenses for 2003 will be higher than in 2002, due mainly to higher pension expense. The value of pension plan assets has declined as a result of the recent decline in the stock market. The Company lowered the expected return and discount rate assumptions for calculation of accrued pension benefit costs. Additionally, the Company may consider reclassifying to general and administrative expense some costs that have been included in operating costs in prior years. Interest expense was $980,000 in 2002, $1,701,000 in 2001, and $2,730,000 in

2000. Although actual cash interest expense varied only slightly during the past three years, the variance in construction project activity during those periods resulted in more interest being capitalized during 2001 and 2002, thereby lowering the amount expensed. As mentioned later in this section, the increase in the total debt of the Company through the issuance of $200,000,000 of intermediate-term debt will result in a significant increase in interest expense during 2003.

The provision for income taxes totaled $40,573,000 in 2002, $54,689,000 in 2001, and $31,102,000 in 2000. Effective income tax rates on income from continuing operations were 44 percent in 2002, 41 percent in 2001, and 48 percent in 2000. The increase in effective tax rate from 2001 to 2002 was a result of currency fluctuations, primarily in Venezuela, resulting in additional taxes for inflationary gains and monetary corrections in 2002. The significant reduction in effective rates from 2000 to 2001 was a result of lower taxes in Venezuela, as a result of monetary correction losses and a larger proportion of income in the Company's U.S. operations where tax rates are lower than the average tax rates in the Company's international operations.

CONTRACT DRILLING OPERATING PROFIT

Demand for contract drilling services increased significantly during 2001, after experiencing a lull in activity from 1998 to 2000. The significant improvement was particularly experienced in U.S. land rig drilling where high natural gas prices prevailed during 2001, thereby spurring the significant increase in rig activity, dayrates, and costs. During 2002 demand for drilling services declined, causing dayrates to soften. U.S. land rig utilizations fell to 84 percent in 2002, compared to 97 percent for 2001, while the Company's U.S. offshore platform rig business realized utilizations averaging 94 percent in 2000, and 98 percent in 2001. During 2002, the Company completed construction on 2 new platform rigs that commenced operations during the Company's third quarter, moving its total platform fleet to 12. However, demand for platform rig services waned during the year moving the average utilization in that sector to 83 percent and decreasing rig revenue days by 8 percent. Therefore, with demand for drilling services declining in the U.S. during 2002, without a similar drop in costs, the Company's operating profit in its domestic operations fell to $69,181,000 in 2002, compared to $107,691,000 in 2001. Operating profit during 2000 for the U.S. sector was $35,808,000. Currently, 6 of the Company's 12 platform rigs are active, and land rig dayrates are approximately the same as those achieved during the fourth quarter of 2002. Should these conditions continue during 2003, operating profit for U.S. operations will be lower than in 2002.

After a significant improvement in activity and profitability during the late '90s, demand for drilling services in the Company's international sector has declined significantly, with about half of the rigs working in South America over the last two years compared with the number of rigs employed during the 1996 to 1999 time frame. As a result, operating profits for international operations have declined to $13,128,000 in 2002 from $28,475,000 in 2001. Operating profit was $9,753,000 in 2000. Utilizations were 51 percent in 2002, 56 percent in 2001, and 47 percent in 2000.

International operating profit declined from 2001 to 2002 due to lower rig utilization and higher devaluation losses. International operating profits improved during 2001 compared to 2000 mainly due to lower depreciation expenses resulting from a change in the estimated useful life in the Company's drilling equipment as discussed below. The impact of the change added approximately $15 million to international operating profit in 2001, compared with 2000. Over the past three years, rig activity levels have generally improved in Ecuador where the Company has grown from 3 rigs in 1999 to 8 rigs by the end of 2002. Overall utilization in that country averaged 93 percent during 2002. Conversely, the rig count and utilization have declined dramatically in Colombia where the Company operated 10 rigs in 1999, but declined to 3 rigs by 2002. Overall utilization for 2002 in Colombia was 31 percent. In one of the Company's main international operations, Venezuela, the total number of Company rigs has declined from 22 in 1999 to 14 in 2002. Average utilization during 2002 in Venezuela was 41 percent. The remainder of the Company's rigs located in South America are in Bolivia (6 rigs), where utilization during 2002 was 30 percent, and Argentina (2 rigs), where average utilization was 59 percent. Although activity is expected to improve slightly in Venezuela during 2003, the Company does not expect international operating profit to improve substantially during the year.

During 2002, the Company experienced devaluation losses totaling $1,200,000 in Argentina and $4,393,000 in Venezuela. Previous to this year devaluation losses in Venezuela totaled $796,000 in 2001 and $687,000 in 2000. During 2002, Argentina experienced a dramatic economic collapse. As a result, the government stopped the outflow of dollars from the country and required that former dollar obligations be paid in Argentina pesos. The $1,200,000 loss recorded by the Company as of September 30, 2002 is an estimation of the losses it will experience after all current receivables are collected. The Company has completed negotiations with customers and has secured agreements that limit the portion of the accounts receivable that will be paid in pesos, with the balance of such accounts receivable to be paid in U.S. dollars. Based upon such agreements, the Company does not expect significant Argentine currency losses in fiscal 2003. In Venezuela, approximately 60 percent of the Company's billings are in U.S. dollars and 40 percent are in bolivars, the local currency. As a result, the Company is exposed to risk of currency devaluation in Venezuela because of bolivar denominated receivables. The Company anticipates additional devaluation losses in Venezuela during 2003, but it is unable to predict the extent of the devaluation. If 2003 rig activity levels are similar to 2002, and if a 25 percent to 100 percent devaluation would occur, the Company could experience potential devaluation losses ranging from approximately $1,700,000 to $4,200,000.

REAL ESTATE SEGMENT

Revenues totaled $8,525,000 for 2002, $11,018,000 for 2001, and $8,999,000 for
2000. Operating profit was $5,064,000 for 2002, $6,315,000 for 2001, and
$5,346,000 in 2000. The increase in revenues and operating profit in 2001 was due to the sale of a small parcel of raw land. Revenues and operating profit for 2002 were down due to slight reductions in occupancy rates for both retail and industrial properties. No material changes are anticipated in the Real Estate Division in 2003.

CRITICAL ACCOUNTING POLICIES

The Company's consolidated financial statements are impacted by the accounting policies used and the estimates and assumptions made by management during their preparation. The following is a discussion of the critical accounting policies related to property, plant and equipment, impairments, self-insurance accruals, and revenue recognition. Other significant accounting policies are summarized in Note 1 in the notes to the consolidated financial statements.

Property, plant and equipment, including renewals and betterments, are stated at cost, while maintenance and repairs are expensed currently. Interest costs applicable to the construction of qualifying assets are capitalized as a component of the cost of such assets. We provide for the depreciation of property, plant and equipment using the straight-line method over the estimated useful lives of the assets. Upon retirement or other disposal of fixed assets, the cost and related accumulated depreciation are removed from the respective accounts, and any gains or losses are recorded in our results of operations.

We review our long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss exists when estimated undiscounted cash flows, expected to result from the use of the asset and its eventual disposition, are less than its carrying amount. Any impairment loss recognized represents the excess of the asset's carrying value as compared to its estimated fair value, which is determined based on the present value of estimated cash flows from the asset, appraisals or sales prices of comparable assets. There were no long-lived asset impairment losses in the Company's continuing operations during the years ended September 30, 2002, 2001, and 2000. However, should industry market conditions deteriorate from those existing currently, impairment losses could be recorded. All of our drilling rigs are transportable and are therefore not limited to one area or country. Drilling rigs can be moved from countries where demand is low to countries experiencing high demand for drilling services. When making determinations of location for drilling rigs, the Company considers both long and short-term views of demand and other reasonable business considerations.

The Company is self-insured or maintains high deductibles for certain losses relating to worker's compensation, general, product, and auto liabilities. Generally, deductibles are $2 million per occurrence on claims that fall under these coverages. Insurance is also purchased on rig properties, and generally, deductibles are $1 million per occurrence. Excess insurance is purchased over these coverages to limit the Company's exposure to catastrophic claims, but there can be no assurance that such coverage will respond or be adequate in all circumstances. Retained losses are estimated and accrued based upon our estimates of the aggregate liability for claims incurred, and using the Company's historical loss experience and estimation methods that are believed to be reliable and acceptable in the insurance industry.

Revenues and costs on daywork contracts are recognized daily as the work progresses. For certain contracts, we receive lump-sum payments for the mobilization of rigs and other drilling equipment. Revenues earned, net of direct costs incurred for the mobilization, are deferred and recognized over the term of the related drilling contract. Other lump-sum payments received from customers relating to specific contracts are deferred and amortized to income as services are performed. Costs incurred to relocate rigs and other drilling equipment to areas in which a contract has not been secured are expensed as incurred.

LIQUIDITY AND CAPITAL RESOURCES

The Company's capital spending for continuing operations was $312,064,000 in 2002, $184,668,000 in 2001, and $65,820,000 in 2000. Net cash provided from operating activities for those same time periods were $151,774,000 in 2002, $127,435,000 in 2001, and $97,894,000 in 2000. In addition to the net cash provided by operating activities, the Company also generated net proceeds from the sale of portfolio securities of $47,146,000 in 2002, $24,438,000 in 2001, and $12,569,000 in 2000.

During 2000, the Company announced a program (FlexRig2 program) under which it would construct 12 new FlexRigs at an approximate cost of between $7.5 and $8.25 million each. During 2001, the Company completed construction on 7 of those 12 rigs. Additionally, the Company announced in 2001 that it would embark on another construction project (FlexRig3 program) to build an additional 25 FlexRigs at an approximate cost of $11.0 million each. During 2002, the Company completed the remaining 5 rigs in the FlexRig2 program and the first 8 rigs in the FlexRig3 program. The Company intends to complete the remaining 17 rigs of that program by July 2003.

The Company expects to fund its 2003 capital spending of approximately $195,000,000 with internally generated cash flow and recently arranged debt financing. In August 2002, the Company entered into a $200 million intermediate-term unsecured debt obligation with staged maturities from 5 to 12 years and a weighted average interest rate of 6.31 percent. Funding of the notes occurred on August 15, 2002 and October 15, 2002 in equal amounts of $100 million. The terms of the debt obligations require the Company to maintain a minimum ratio of debt to total capitalization. Proceeds from the intermediate-term debt were used to repay the balance of the Company's outstanding debt of $50 million in September 2002, pay outstanding balances in accounts payable related to the Company's rig construction program, and for other general corporate purposes.

At September 30, 2002, the Company had a committed unsecured line of credit totaling $125 million. Letters of credit totaling $10,587,260 were outstanding against the line, leaving $114,412,740 available to borrow. The line of credit matures in July 2003 and bears interest of LIBOR + .875 percent to 1.125 percent depending on certain financial ratios of the Company. The Company must maintain certain financial ratios as defined including debt to total capitalization and debt to earnings before interest, taxes, depreciation, and amortization, and maintain certain levels of liquidity and tangible net worth.

At September 30, 2002, the company held an unassociated interest rate swap tied to 30-day LIBOR in the amount of $50 million, which matures on October 27, 2003. The interest rate swap instrument originally was designated as a hedge of a $50 million loan that was paid off in September 2002. The interest rate swap was valued as a liability of approximately $1.7 million on the date the $50 million debt was paid off. The $1.7 million will be amortized over the remaining life of the interest rate swap as interest expense. In 2002, $17,000 of this amortization was included in interest expense. Changes to the value of the interest rate swap subsequent to the date the $50 million debt was paid will be recorded to income.

The strength of the Company's balance sheet is substantial, with current ratios for September 30, 2002 and 2001 at 2.5 and 3.9, respectively, and with debt to total capitalization of 10 percent and 4.6 percent, respectively. Additionally, the Company manages a large portfolio of marketable securities that, at the close of 2002, had a market value of $175,668,000. The Company's investments in Atwood Oceanics, Inc., Schlumberger, Ltd., Transocean, and ConocoPhillips make up over 90 percent of the portfolio's market value. The portfolio is subject to fluctuation in the market and may vary considerably over time. Excluding the Company's equity-method investments, the portfolio is recorded at fair value on the Company's balance sheet for each reporting period. During 2002, the Company paid a dividend of $0.305 per share, or a total of $15,221,084, representing the 31st consecutive year of dividend increases.

STOCK PORTFOLIO HELD BY THE COMPANY

      SEPTEMBER 30, 2002             NUMBER OF SHARES      BOOK VALUE COST     MARKET VALUE
      ------------------             ----------------      ---------------     ------------
                                             (in thousands, except share amounts)
Atwood Oceanics, Inc.                       3,000,000            $  58,937        $  87,750
Schlumberger, Ltd.                          1,480,000               23,511           56,921
Transocean Sedco Forex, Inc.                  286,528                9,509            5,960
ConocoPhillips                                240,000                5,976           11,098
Other                                                                8,849           13,939
                                                                 ---------        ---------
           Total                                                 $ 106,782        $ 175,668
                                                                 =========        =========

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY EXCHANGE RATE RISK

The Company has international operations in several South American countries and a labor contract for work off the coast of Equatorial Guinea. With the exception of Venezuela, the Company's exposure to currency valuation losses is usually minimal, due to the fact that virtually all billings and payments in other countries are in U.S. dollars. Even though the Company's contract with its customers in Argentina were in U.S. dollars, Argentina experienced a dramatic economic collapse. As a result, the government stopped the outflow of dollars from the country and required that former dollar obligations be paid in Argentina pesos, resulting in the Company recording a $1,200,000 loss for 2002. At the present time, the Company is not engaged in performing contract drilling services in Argentina, even though 2 rigs remain in that country.

In Venezuela, approximately 60 percent of the Company's billings are in U.S. dollars and 40 percent are in bolivars, the local currency. As a result, the Company is exposed to risks of currency devaluation in Venezuela because of the bolivar denominated receivables. During 2002, the Company experienced devaluation losses in Venezuela of $4,393,000, and losses of $796,000 in 2001, and $687,000 in 2000. The Company anticipates additional devaluation losses in Venezuela in 2003, but it is unable to predict the extent of the devaluation or its financial impact. Should Venezuela experience a 25 to 100 percent devaluation, Company losses could range from approximately $1,700,000 to $4,200,000.

COMMODITY PRICE RISK

The demand for contract drilling services is a result of exploration and production companies spending money to explore and develop drilling prospects in search for crude oil and natural gas. Their appetite for such spending is driven by their cash flow and financial strength, which is very dependent, among other things, on crude oil and natural gas commodity prices. Crude oil prices are determined by a number of factors including supply and demand, worldwide economic conditions, and geopolitical factors. Crude oil and natural gas prices have been volatile, and very difficult to predict. This difficulty has led many exploration and production companies to base their capital spending on much more conservative estimates of commodity prices. As a result, demand for contract drilling services are not always purely a function of the movement of commodity prices.

INTEREST RATE RISK

As mentioned earlier, the Company has entered into a $200,000,000 intermediate term unsecured debt obligation with stage maturities from 5 to 12 years, with varying fixed interest rates for each maturity series. $100 million was outstanding at September 30, 2002, of which $12.5 million is due on August 15, 2007 and the remaining $87.5 million is due 2009 through 2014. The average interest rate during the next five years on this debt is 6.3 percent, after which it increases to 6.4 percent. The fair value of this debt at September 30, 2002 was approximately $109.7 million.

At September 30, 2002, the Company held an interest rate swap on $50 million face value of debt to receive variable interest payments based on 30-day LIBOR rates and pay fixed interest payments of 5.4 percent through October 27, 2003. The swap instrument originally was designated as a hedge of a $50 million variable rate loan that was paid off in September 2002. The swap will result in monthly payments (receipts) to the extent 30-day LIBOR rates are less (greater) than 5.4 percent. At September 30, 2002, the fair value of the swap was a $1.7 million liability.

At September 30, 2002, the Company had in place a committed unsecured line of credit totaling $125,000,000. Although there were letters of credit outstanding against the line, there had been no cash borrowings against the line of credit as of September 30, 2002. The Company's line of credit interest rate is based on LIBOR plus .875 to 1.125 percent based on the Company's EBITDA to net debt ratio. Should the Company need to draw on this line of credit, the Company would be subject to the interest rates prevailing during the term at which the Company had outstanding borrowings. Although market interest rates were at historical lows during fiscal year 2002, interest rates could rise for a number of various reasons in the future, and increase the Company's total interest expense.

EQUITY PRICE RISK

At September 30, 2002, the Company owned stocks in other publicly held companies, with a total market value of $175,668,000. These securities are subject to a wide variety and number of market-related risks that could substantially reduce or increase the market value of the Company's holdings. Except for the Company's holdings in its equity affiliate, Atwood Oceanics, Inc., and its 50-50 joint venture investment with Atwood, the portfolio is recorded at fair value on its balance sheet, with changes in unrealized after-tax value reflected in the equity section of its balance sheet. Any reduction in market value would have an impact on the Company's debt ratio and financial strength.

REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------

The Board of Directors and Shareholders
Helmerich & Payne, Inc.

We have audited the accompanying consolidated balance sheets of Helmerich & Payne, Inc. as of September 30, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Helmerich & Payne, Inc. at September 30, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States.


                                                               ERNST & YOUNG LLP

Tulsa, Oklahoma
November 22, 2002

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

          YEARS ENDED SEPTEMBER 30,                   2002         2001         2000
          -------------------------                 --------     --------     --------
                                                 (in thousands, except per share amount)
REVENUES
   Operating revenues                               $482,484     $498,957     $360,632
   Income from investments                            28,444       10,317       31,510
                                                    --------     --------     --------
                                                     510,928      509,274      392,142
                                                    --------     --------     --------

COSTS AND EXPENSES
   Operating costs                                   336,890      308,437      234,132
   Depreciation                                       61,447       49,532       77,317
   General and administrative                         20,391       16,627       13,612
   Interest                                              980        1,701        2,730
                                                    --------     --------     --------
                                                     419,708      376,297      327,791
                                                    --------     --------     --------

Income from continuing operations before income
  taxes and equity in income of affiliates            91,220      132,977       64,351

Provision for income taxes                            40,573       54,689       31,102
Equity in income of affiliates
   net of income taxes                                 3,059        2,179        3,221
                                                    --------     --------     --------
Income from continuing operations                     53,706       80,467       36,470
Income from discontinued operations                    9,811       63,787       45,830

                                                    --------     --------     --------
NET INCOME                                          $ 63,517     $144,254     $ 82,300
                                                    ========     ========     ========

Basic earnings per common share:
   Income from continuing operations                $   1.08     $   1.61     $   0.74
   Income from discontinued operations                  0.19         1.27         0.92
                                                    --------     --------     --------
         Net income                                 $   1.27     $   2.88     $   1.66
                                                    ========     ========     ========

Diluted earnings per common share:
   Income from continuing operations                $   1.07     $   1.58     $   0.73
   Income from discontinued operations                  0.19         1.26         0.91
                                                    --------     --------     --------
         Net income                                 $   1.26     $   2.84     $   1.64
                                                    ========     ========     ========

Average common shares outstanding
   Basic                                              49,825       50,096       49,534
   Diluted                                            50,345       50,772       50,035

The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

ASSETS

                                     SEPTEMBER 30,                               2002           2001
                                     -------------                            ----------     ----------
                                                                                  (in thousands)
CURRENT ASSETS:

   Cash and cash equivalents                                                  $   46,883     $  128,826
   Accounts receivable, less reserve of $1,337 in 2002 and $1,327 in 2001         92,604        116,752
   Inventories                                                                    22,511         23,553
   Prepaid expenses and other                                                     16,753         31,269
                                                                              ----------     ----------
         Total current assets                                                    178,751        300,400
                                                                              ----------     ----------

Net assets of discontinued operations                                                 --        135,257
                                                                              ----------     ----------

INVESTMENTS                                                                      146,855        200,286
                                                                              ----------     ----------

PROPERTY, PLANT AND EQUIPMENT, at cost:

   Contract drilling equipment                                                 1,235,784        997,177
   Construction in progress                                                       72,303         30,838
   Real estate properties                                                         48,925         50,579
   Other                                                                          82,310         78,420
                                                                              ----------     ----------
                                                                               1,439,322      1,157,014
   Less-accumulated depreciation and amortization                                541,877        506,963
                                                                              ----------     ----------
         Net property, plant and equipment                                       897,445        650,051
                                                                              ----------     ----------

OTHER ASSETS                                                                       4,262         14,127
                                                                              ----------     ----------

TOTAL ASSETS                                                                  $1,227,313     $1,300,121
                                                                              ==========     ==========

The accompanying notes are an integral part of these statements.

LIABILITIES AND STOCKHOLDERS' EQUITY


                                     SEPTEMBER 30,                                      2002              2001
                                     -------------                                  ------------      ------------
                                                                                   (in thousands, except share data)
CURRENT LIABILITIES:

   Accounts payable                                                                 $     41,045      $     44,814
   Accrued liabilities                                                                    31,854            31,606
                                                                                    ------------      ------------
         Total current liabilities                                                        72,899            76,420
                                                                                    ------------      ------------

NONCURRENT LIABILITIES:

   Long-term notes payable                                                               100,000            50,000
   Deferred income taxes                                                                 131,401           126,338
   Other                                                                                  27,843            20,886
                                                                                    ------------      ------------
         Total noncurrent liabilities                                                    259,244           197,224
                                                                                    ------------      ------------

STOCKHOLDERS' EQUITY:

   Common stock, $.10 par value, 80,000,000 shares authorized,
      53,528,952 shares issued                                                             5,353             5,353
   Preferred stock, no par value, 1,000,000 shares authorized, no shares issued               --                --
   Additional paid-in capital                                                             82,489            80,324
   Retained earnings                                                                     838,929           943,105
   Unearned compensation                                                                    (190)           (1,812)
   Accumulated other comprehensive income                                                 16,180            49,309
                                                                                    ------------      ------------
                                                                                         942,761         1,076,279
   Less treasury stock, 3,518,282 shares in 2002 and
      3,676,155 shares in 2001, at cost                                                   47,591            49,802
                                                                                    ------------      ------------
         Total stockholders' equity                                                      895,170         1,026,477
                                                                                    ------------      ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                          $  1,227,313      $  1,300,121
                                                                                    ============      ============

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------



                                                   Common Stock      Additional                               Treasury Stock
                                                ------------------    Paid-in       Unearned     Retained   ------------------
                                                 Shares    Amount     Capital     Compensation   Earnings    Shares    Amount
                                                --------  --------   ----------   ------------   --------   --------  --------
                                                                    (in thousands, except per share amounts)
Balance, September 30, 1999                       53,529  $  5,353   $   61,411   $     (4,487)  $745,956      3,903  $(35,306)
Comprehensive Income:
  Net Income                                                                                       82,300
  Other comprehensive income:
  Unrealized gains on available-
      for sale securities, net

Comprehensive income


Cash dividends ($.285 per share)                                                                  (14,448)
Exercise of Stock Options                                                 4,491                                 (366)    3,253
Purchase of stock for treasury                                                                                    21      (450)
Tax benefit of stock-based
  Awards                                                                     31
Stock issued under Restricted
  Stock Award Plan                                                          157           (248)                  (10)       91
Amortization of deferred
  Compensation                                                                           1,458         77
                                                --------  --------   ----------   ------------   --------   --------  --------
Balance, September 30, 2000                       53,529     5,353       66,090         (3,277)   813,885      3,548   (32,412)
Comprehensive Income:
  Net Income                                                                                      144,254
  Other comprehensive income:
      Unrealized losses on available-
         for sale securities, net
      Derivatives instruments losses, net

      Total other comprehensive loss

Comprehensive income


Cash dividends ($.30 per share)                                                                   (15,047)
Exercise of Stock Options                                                 7,965                                 (646)    5,808
Purchase of stock for treasury                                                                                   774   (23,198)
Tax benefit of stock-based
  Awards                                                                  6,269
Amortization of deferred
  Compensation                                                                           1,465         13
                                                --------  --------   ----------   ------------   --------   --------  --------
Balance, September 30, 2001                       53,529     5,353       80,324         (1,812)   943,105      3,676   (49,802)

Comprehensive Income:
  Net Income                                                                                       63,517
  Other comprehensive income:
      Unrealized losses on available-
          for sale securities, net
      Derivatives instruments losses, net
      Minimum pension liability
          adjustment, net
      Total other comprehensive loss
Comprehensive income

Distribution of Cimarex Energy Co. Stock                                                         (152,201)
Cash dividends ($.31 per share)                                                                   (15,492)
Exercise of Stock Options                                                 1,099                                 (181)    2,455
Forfeiture of Restricted Stock Award                                         88            156                    23      (244)
Tax benefit of stock-based
 awards                                                                     978
Amortization of deferred
  Compensation                                                                           1,466
                                                --------  --------   ----------   ------------   --------   --------  --------
Balance, September 30, 2002                       53,529  $  5,353   $   82,489   $       (190)  $838,929      3,518  $(47,591)
                                                ========  ========   ==========   ============   ========   ========  ========

                                                Accumulated
                                                   Other
                                                Comprehensive
                                                Income (Loss)     Total
                                                -------------   ---------
Balance, September 30, 1999                     $      75,182   $ 848,109
Comprehensive Income:
  Net Income                                                       82,300
  Other comprehensive income:
  Unrealized gains on available-
      for sale securities, net                         30,882      30,882
                                                                ---------
Comprehensive income                                              113,182
                                                                ---------

Cash dividends ($.285 per share)                                  (14,448)
Exercise of Stock Options                                           7,744
Purchase of stock for treasury                                       (450)
Tax benefit of stock-based
  Awards                                                               31
Stock issued under Restricted
  Stock Award Plan                                                     --
Amortization of deferred
  Compensation                                                      1,535
                                                -------------   ---------
Balance, September 30, 2000                           106,064     955,703
Comprehensive Income:
  Net Income                                                      144,254
  Other comprehensive income:
      Unrealized losses on available-
         for sale securities, net                     (55,769)    (55,769)
      Derivatives instruments losses, net                (986)       (986)
                                                                ---------
      Total other comprehensive loss                              (56,755)
                                                                ---------
Comprehensive income                                               87,499
                                                                ---------

Cash dividends ($.30 per share)                                   (15,047)
Exercise of Stock Options                                          13,773
Purchase of stock for treasury                                    (23,198)
Tax benefit of stock-based
  Awards                                                            6,269
Amortization of deferred
  Compensation                                                      1,478
                                                -------------   ---------
Balance, September 30, 2001                            49,309   1,026,477

Comprehensive Income:
  Net Income                                                       63,517
  Other comprehensive income:
      Unrealized losses on available-
          for sale securities, net                    (25,449)    (25,449)
      Derivatives instruments losses, net                 (68)        (68)
      Minimum pension liability
          adjustment, net                              (7,612)     (7,612)
                                                                ---------
      Total other comprehensive loss                              (33,129)
                                                                ---------
Comprehensive income                                               30,388
                                                                ---------
Distribution of Cimarex Energy Co. Stock                         (152,201)
Cash dividends ($.31 per share)                                   (15,492)
Exercise of Stock Options                                           3,554
Forfeiture of Restricted Stock Award                                   --
Tax benefit of stock-based
 awards                                                               978
Amortization of deferred
  Compensation                                                      1,466
                                                -------------   ---------
Balance, September 30, 2002                     $      16,180   $ 895,170
                                                =============   =========


The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                      YEARS ENDED SEPTEMBER 30,                               2002               2001               2000
                      -------------------------                            ----------         ----------         ----------
                                                                                            (in thousands)
OPERATING ACTIVITIES:
   Income from continuing operations                                       $   53,706         $   80,467         $   36,470
                                                                           ----------         ----------         ----------
   Adjustments to reconcile income from continuing
     operations to net cash provided by operating activities:
         Depreciation                                                          61,447             49,532             77,317
         Equity in income of affiliates before income taxes                    (5,014)            (3,593)            (5,196)
         Amortization of deferred compensation                                  1,122              1,135              1,200
         Gain on sales of securities and non-monetary investment loss         (24,347)            (1,189)           (24,000)
         Gain on sale of property, plant and equipment                         (1,392)            (4,201)              (959)
         Other - net                                                              791                876                629
         Change in assets and liabilities:
             Accounts receivable                                               24,148            (49,405)            11,932
             Inventories                                                        1,042                (68)               (40)
             Prepaid expenses and other                                        24,381            (11,411)            (7,466)
             Accounts payable                                                  (3,769)            29,290             (2,301)
             Accrued liabilities                                                  955             18,435             (2,533)
             Deferred income taxes                                             24,133             15,291             17,623
             Other noncurrent liabilities                                      (5,429)             2,276             (4,782)
                                                                           ----------         ----------         ----------
                                                                               98,068             46,968             61,424
                                                                           ----------         ----------         ----------
                Net cash provided by operating activities                     151,774            127,435             97,894
                                                                           ----------         ----------         ----------

INVESTING ACTIVITIES:
   Capital expenditures                                                      (312,064)          (184,668)           (65,820)
   Acquisition of business, net of cash acquired                                   --             (2,279)                --
   Proceeds from sale of property, plant and equipment                          4,135             11,984             16,013
   Purchase of investments                                                     (5,656)                --                 --
   Proceeds from sale of securities                                            47,146             24,438             12,569
                                                                           ----------         ----------         ----------
                Net cash used in investing activities                        (266,439)          (150,525)           (37,238)
                                                                           ----------         ----------         ----------

FINANCING ACTIVITIES:
   Proceeds from notes payable                                                100,000                 --                 --
   Payments on notes payable                                                  (50,000)                --             (5,000)
   Dividends paid                                                             (15,221)           (15,047)           (14,175)
   Purchases of stock for treasury                                                 --            (23,198)              (450)
   Proceeds from exercise of stock options                                      3,554             13,601              5,437
                                                                           ----------         ----------         ----------
                Net cash provided by (used in) financing activities            38,333            (24,644)           (14,188)
                                                                           ----------         ----------         ----------

DISCONTINUED OPERATIONS:
   Net cash provided by operating activities                                   62,792            157,286            103,942
   Net cash (used in) investing activities                                    (55,232)           (88,813)           (64,081)
   Cash of discontinued operations at spinoff                                 (13,171)                --                 --
                                                                           ----------         ----------         ----------
               Net cash provided by (used in) discontinued operations          (5,611)            68,473             39,861
                                                                           ----------         ----------         ----------

Net increase (decrease) in cash and cash equivalents                          (81,943)            20,739             86,329
Cash and cash equivalents, beginning of period                                128,826            108,087             21,758
                                                                           ----------         ----------         ----------
Cash and cash equivalents, end of period                                   $   46,883         $  128,826         $  108,087
                                                                           ==========         ==========         ==========

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                               September 30, 2002, 2001 and 2000


NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Helmerich & Payne, Inc. (the Company), and all of its wholly-owned subsidiaries. Fiscal years of the Company's foreign consolidated operations end on August 31 to facilitate reporting of consolidated results.

BASIS OF PRESENTATION

On September 30, 2002, the Company distributed 100 percent of the common stock of Cimarex Energy Co. to the Company's stockholders. Cimarex Energy Co. held the Company's exploration and production business and has been accounted for as discontinued operations in the accompanying consolidated financial statements. Unless indicated otherwise, the information in the notes to consolidated financial statements relates to the continuing operations of the Company (see
Note 2).

TRANSLATION OF FOREIGN CURRENCIES

The Company has determined that the functional currency for its foreign subsidiaries is the U.S. dollar. The foreign currency transaction loss for 2002, 2001 and 2000 was $5,473,000, $494,000, and $664,000, respectively.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

PROPERTY, PLANT AND EQUIPMENT

In accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the Company recognizes impairment losses for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows expected to be generated by the asset are not sufficient to recover the carrying amount of the asset. The impairment loss is calculated as the difference between fair value and carrying amount of the long-lived asset. Fair value on all long-lived assets are based on discounted future cash flows or information provided by sales and purchases of similar assets.

Substantially all property, plant and equipment is depreciated using the straight-line method based on the following estimated useful lives:

                                                         YEARS
                                                         -----
   Contract drilling equipment                            4-15
   Real estate buildings and equipment                   10-50
   Other                                                  3-33

As the result of an economic evaluation of useful lives of its drilling equipment, the Company extended the depreciable life of its rig equipment from 10 to 15 years. This change provides a better matching of revenues and depreciation expense over the useful life of the equipment. This change, effective October 1, 2000, reduced depreciation expense for 2002 and 2001 by approximately $30.0 million each year.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash in banks and investments readily convertible into cash which mature within three months from the date of purchase.

INVENTORIES AND SUPPLIES

Inventory and supplies are primarily replacement parts and supplies held for use in our drilling operations. Inventory and supplies are valued at the lower of cost (moving average or actual) or market value.

DRILLING REVENUES

Contract drilling revenues are comprised primarily of daywork drilling contracts for which the related revenues and expenses are recognized as work progresses. Fiscal 2000 contract drilling revenues also include revenues of $4,109,000 from a rig construction contract for which revenues were recognized based on the percentage-of-completion method, measured by the percentage that incurred costs to date bear to total estimated costs. The Company does not currently have any third party rig construction contracts. For certain contracts, the Company receives lump-sum payments for the mobilization of rigs and other drilling equipment. Revenues earned, net of direct costs incurred for the mobilization, are deferred and recognized over the term of the related drilling contract. Costs incurred to relocate rigs and other drilling equipment to areas in which a contract has not been secured are expensed as incurred.

INVESTMENTS

The cost of securities used in determining realized gains and losses is based on the average cost basis of the security sold. Net income in 2002 and 2001 includes a loss of approximately $0.5 million, $0.01 per share on a diluted basis, and $1.4 million, $0.03 per share on a diluted basis, respectively, resulting from the Company's assessment that the decline in market value of certain available-for-sale securities below their financial cost basis was other than temporary. There were no similar losses incurred in 2000.

Investments in companies owned from 20 to 50 percent are accounted for using the equity method with the Company recognizing its proportionate share of the income or loss of each investee. The Company owned approximately 22% of Atwood Oceanics, Inc. (Atwood) at both September 30, 2002 and 2001. The quoted market value of the Company's investment was $87,750,000 and $78,000,000 at September 30, 2002 and 2001, respectively. Retained earnings at September 30, 2002 includes approximately $29,720,000 of undistributed earnings of Atwood.

Summarized financial information of Atwood is as follows:

                       SEPTEMBER 30,                   2002           2001           2000
                       -------------                ----------     ----------     ----------
                                                                 (in thousands)
Gross revenues                                      $  149,157     $  147,541     $  134,514
Costs and expenses                                     120,872        120,195        111,366
                                                    ----------     ----------     ----------
Net income                                          $   28,285     $   27,346     $   23,148
                                                    ==========     ==========     ==========

Helmerich & Payne, Inc.'s equity in net income,
   net of income taxes                              $    4,206     $    3,596     $    3,221
                                                    ==========     ==========     ==========

Current assets                                      $   71,771     $   45,891     $   64,917
Noncurrent assets                                      372,715        304,857        248,334
Current liabilities                                     24,417         19,144         17,484
Noncurrent liabilities                                 143,967         85,948         77,562
Shareholders' equity                                   276,102        245,656        218,205
                                                    ==========     ==========     ==========

Helmerich & Payne, Inc.'s investment                $   58,937     $   52,153     $   46,353
                                                    ==========     ==========     ==========

INCOME TAXES

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

CAPITALIZATION OF INTEREST

The Company capitalizes interest on major projects during construction. Interest is capitalized on borrowed funds, with the rate based on the average interest rate on related debt. Capitalized interest for 2002, 2001 and 2000 was $2.5 million, $1.3 million and $0.1 million, respectively.

INTEREST RATE RISK MANAGEMENT

The Company uses derivatives as part of an overall operating strategy to moderate certain financial market risks and is exposed to interest rate risk from long-term debt. To manage this risk, in October 1998, the Company entered into an interest rate swap to exchange floating rate for fixed rate interest payments through October 2003, the remaining life of the debt. The difference to be paid or received is accrued and recognized as an adjustment of interest expense. As of September 30, 2002, the Company's interest rate swap had a notional principal amount of $50 million.

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

The company has one derivative, an interest rate swap, that is discussed further in Note 3.

NOTE 2 DISCONTINUED OPERATIONS

On February 22, 2002, the Company's board of directors approved and on February 23, 2002, the Company entered into an Agreement and Plan of Merger and related agreements with Key Production Company, Inc., including a Distribution Agreement between the Company and Cimarex Energy Co. The agreements provided for the consolidation of the Company's exploration and production business under Cimarex Energy Co.; the distribution of 100 percent of the Cimarex Energy Co. common stock to the Company's stockholders; and the merger of Key Production Company, Inc. with a subsidiary of Cimarex Energy Co.

In July of 2002, the Company obtained a Private Letter Ruling from the Internal Revenue Service to the effect that the contribution and transfer of the assets and liabilities of the Company's exploration and production business to Cimarex Energy Co. and the distribution by the Company of all shares of Cimarex Energy Co. common stock to the holders of the Company's common stock would generally be treated as a tax-free transaction for U.S. federal income tax purposes. Although private letter rulings are generally binding on the IRS, the Company will not be able to rely on this ruling if any of the factual representations or assumptions that were made to obtain the ruling are, or become, incorrect or untrue in any material respect. However, the Company is not aware of any facts or circumstances that would cause any of the representations or assumptions to be incorrect or untrue in any material respect. The distribution could also become taxable to the Company, but not the Company's stockholders, under the Internal Revenue Code (IRC) in the event the Company's subsequent business combinations were deemed to be part of a plan contemplated at the time of distribution and would constitute a total cumulative change of more than 50 percent of the equity interest in either company.

On September 30, 2002, the Company's distribution of 100 percent of the common stock of Cimarex Energy Co. and the subsequent merger of Key Production Company, Inc. was completed. Upon completion of the merger, approximately 26.6 million shares of the Cimarex Energy Co. common stock on a diluted basis was distributed to stockholders of the Company of record on September 27, 2002. The Cimarex Energy Co. stock distribution was recorded as a dividend and resulted in a decrease to consolidated stockholders' equity of approximately $152.2 million. Following this transaction, the Company and its subsidiaries will continue to own and operate the contract drilling and real estate businesses, and Cimarex Energy Co. will be a separate, publicly-traded company that will own and operate the exploration and production business. The company does not own any common stock of Cimarex Energy Co.

Under terms of a tax sharing agreement, each party has agreed to indemnify the other in respect of all taxes for which it is responsible under the tax sharing agreement. Cimarex is responsible for all taxes related to the exploration and production business for all of past and future periods, including all taxes arising from the Cimarex business prior to the time that Cimarex was formed, and agrees to hold the Company harmless in respect of those taxes. Cimarex is entitled to receive all refunds and credits of taxes previously paid with respect to the exploration and production business. Cimarex will not receive the benefit of any loss or similar tax attribute arising during the time that losses from the Cimarex business are included in the Company's consolidated federal income tax return. The Company remains responsible for all taxes related to the business of the Company other than the exploration and production business and has agreed to indemnify Cimarex in respect of any liability for any such taxes.

Summarized results of discontinued operations for the years ended September 30, 2002, 2001 and 2000, are as follows:

                                                2002         2001         2000
                                              --------     --------     --------
                                                        (in thousands)
Revenues                                      $172,827     $317,580     $238,953
Income from operations:
   Income before income taxes                   15,138      102,125       72,412
   Tax provision                                 5,327       38,338       26,582
                                              --------     --------     --------
      Income from discontinued operations     $  9,811     $ 63,787     $ 45,830
                                              ========     ========     ========

Net assets of discontinued operations as of September 30, 2001 are as follows:

                                                            2001
                                                          ---------
                                                        (in thousands)
Current assets                                            $  31,012
Property, plant and equipment - net                         168,353
Other assets                                                    278
                                                          ---------
   Total assets                                             199,643
                                                          ---------

Current liabilities                                          44,801
Deferred income taxes                                        18,101
Other liabilities and deferred income                         1,484
                                                          ---------
   Total liabilities                                         64,386
                                                          ---------
Net assets of discontinued operations                     $ 135,257
                                                          =========

NOTE 3 NOTES PAYABLE AND LONG-TERM DEBT

In August 2002, the Company entered into a $200 million intermediate-term unsecured debt obligation with staged maturities from 5 to 12 years. At September 30, 2002, the Company had $100 million in debt outstanding at fixed rates and maturities as summarized in the following table.

          ISSUE AMOUNT                      MATURITY DATE                        INTEREST RATE
          ------------                      -------------                        -------------
          $12,500,000                      August 15, 2007                           5.51%
          $12,500,000                      August 15, 2009                           5.91%
          $37,500,000                      August 15, 2012                           6.46%
          $37,500,000                      August 15, 2014                           6.56%

On October 15, 2002, the Company received an additional $100 million in long-term debt proceeds under the same debt agreements and with identical issue amounts, maturity dates, and interest rates as listed above. The terms of the debt obligations require the Company to maintain a minimum ratio of debt to total capitalization.

Proceeds from the intermediate-term debt was used to repay the balance of the Company's outstanding debt of $50 million in September 2002, pay outstanding balances in accounts payable related to the Company's rig construction program and for other general corporate purposes.

At September 30, 2002, the Company had a committed unsecured line of credit totaling $125 million. Letters of credit totaling $10.6 million were outstanding against the line, leaving $114.4 million available to borrow. Under terms of the line of credit, the Company must maintain certain financial ratios as defined including debt to total capitalization and debt to earnings before interest, taxes, depreciation, and amortization, and maintain certain levels of liquidity and tangible net worth. Commitment fees of $175,000 were paid on the facility in July 2002. A non-use fee of 0.15 percent per annum is calculated on the average daily unused amount, payable quarterly. The interest rate varies based on LIBOR plus .875 to 1.125 depending on ratios described above. The line of credit matures in July, 2003.

At September 30, 2002, the Company held an unassociated interest rate swap tied to 30-day LIBOR in the amount of $50 million which matures on October 27, 2003. The swap instrument was originally designated as a hedge of a $50 million loan that was paid-off in September 2002. The swap liability was valued at $1.7 million on September 30, 2002.

The interest rate swap liability was valued at approximately $1.7 million on the date the $50 million debt was paid-off. The $1.7 million will be amortized over the remaining life of the swap as interest expense. In 2002, $17,000 of this amortization was included in interest expense. Changes to the value of the interest rate swap subsequent to the date the $50 million debt was paid will be recorded to income.

NOTE 4 INCOME TAXES

The components of the provision for income taxes from continuing operations are as follows:

                      YEARS ENDED SEPTEMBER 30,        2002         2001         2000
                      -------------------------      --------     --------     --------
                                                               (In thousands)
CURRENT:
     Federal                                         $ 13,324     $ 28,911     $  5,316
     Foreign                                            5,080        8,870        8,766
     State                                              1,022        2,651          714
                                                     --------     --------     --------
                                                       19,426       40,432       14,796
                                                     --------     --------     --------

DEFERRED:
     Federal                                           16,019        8,850        9,085
     Foreign                                            3,732        4,701        6,146
     State                                              1,396          706        1,075
                                                     --------     --------     --------
                                                       21,147       14,257       16,306
                                                     --------     --------     --------
TOTAL PROVISION:                                     $ 40,573     $ 54,689     $ 31,102
                                                     ========     ========     ========

The amounts of domestic and foreign income from continuing operations are as follows:

                      YEARS ENDED SEPTEMBER 30,        2002         2001         2000
                      -------------------------      --------     --------     --------
                                                               (In thousands)
INCOME FROM CONTINUING OPERATIONS BEFORE
 INCOME TAXES AND EQUITY IN INCOME OF AFFILIATES:
     Domestic                                        $ 82,012     $106,163     $ 56,961
     Foreign                                            9,208       26,814        7,390
                                                     --------     --------     --------
                                                     $ 91,220     $132,977     $ 64,351
                                                     ========     ========     ========

Effective income tax rates on income from continuing operations as compared to the U.S. Federal income tax rate are as follows:

                      YEARS ENDED SEPTEMBER 30,        2002         2001         2000
                      -------------------------      --------     --------     --------
                                                               (In thousands)
U.S. Federal income tax rate                               35%          35%          35%
Effect of foreign taxes                                     7            4           12
Other, net                                                  2            2            1
                                                     --------     --------     --------
Effective income tax rate                                  44%          41%          48%
                                                     ========     ========     ========

The components of the Company's net deferred tax liabilities are as follows:

                                       SEPTEMBER 30,               2002               2001
                                       -------------             ---------          --------
                                                                      (In thousands)
DEFERRED TAX LIABILITIES:
     Property, plant and equipment                               $ 111,822          $ 81,677
     Available-for-sale securities                                  25,221            33,937
     Equity investments                                             11,165            15,637
     Other                                                              --               505
                                                                 ---------          --------
          Total deferred tax liabilities                           148,208           131,756
                                                                 ---------          --------

DEFERRED TAX ASSETS:
     Financial accruals                                              9,998             3,031
     Other                                                           6,809             2,387
                                                                 ---------          --------
          Total deferred tax assets                                 16,807             5,418
                                                                 ---------          --------
NET DEFERRED TAX LIABILITIES                                     $ 131,401          $126,338
                                                                 =========          ========

NOTE 5  STOCKHOLDERS' EQUITY

In December 2001, the board of directors authorized the repurchase of up to 2,000,000 shares per calendar year of the Company's common stock in the open market or private transactions. The repurchased shares will be held in treasury and used for general corporate purposes including use in the Company's benefit plans. During fiscal 2001 the Company purchased 773,800 shares at a cost of approximately $23,198,000, and in fiscal 2000 the Company purchased 20,600 shares at a cost of approximately $450,000. The Company did not purchase any shares in fiscal 2002.

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

In March 2001, the Company adopted the 2000 Stock Incentive Plan (the "Stock Incentive Plan"). The Stock Incentive Plan was effective December 6, 2000 and will terminate December 6, 2010. Under this plan, the Company is authorized to grant options for up to 3,000,000 shares of the Company's common stock at an exercise price not less than the fair market value of the common stock on the date of grant. Up to 450,000 shares of the total authorized may be granted to participants as restricted stock awards. In fiscal 2002, 819,800 options were granted under the 2000 plan. There were no restricted stock grants in fiscal 2002.

On September 30, 2002, the Company distributed 100 percent of the common stock of Cimarex Energy Co. to the Company's stockholders. The distribution was recorded as a dividend and resulted in a decrease to consolidated stockholders' equity of approximately $152.2 million. Any options held by Cimarex employees at the distribution date were automatically forfeited per the terms of the Company's stock incentive plans. Both vested and unvested options held by remaining participants at September 30, 2002 were adjusted (the number of options and exercise price) to reflect the change in the value of Company stock as the result of the spin-off of Cimarex. The adjustment was made in such a way that aggregate intrinsic value of the options and the ratio of the exercise price per share to the market value per share remained the same.

The following summary reflects the stock option activity for the Company's common stock and related information for 2002, 2001, and 2000 (shares in thousands):

                                              2002                          2001                          2000
                                    --------------------------    --------------------------    -------------------------
                                              Weighted-Average              Weighted-Average              Weighted-Average
                                    Options    Exercise Price     Options    Exercise Price     Options    Exercise Price
                                    -------   ----------------    -------   ----------------    -------   ----------------
Outstanding at October 1,             3,136        $25.78           2,955        $22.94           2,574        $21.34
Granted                                 820         29.89             844         32.36             767         24.75
Exercised                              (181)        19.61            (644)        21.34            (364)        15.44
Adjustment for Cimarex spinoff          926            --              --            --              --            --
Forfeited/Expired                      (826)        28.15             (19)        25.57             (22)        23.00
                                    -------        ------         -------        ------         -------        ------
Outstanding on September 30,          3,875        $20.28           3,136        $25.78           2,955        $22.94
                                    -------        ------         -------        ------         -------        ------
Exercisable on September 30,          1,935        $19.07           1,078        $23.82           1,046        $22.40
Shares available to grant             2,195                         3,000                         1,077

The following table summarizes information about stock options at September 30, 2002 (shares in thousands):

                                Outstanding Stock Options                 Exercisable Stock Options
                       ---------------------------------------------      -------------------------
     Range of                    Weighted-Average   Weighted-Average               Weighted-Average
 Exercise Prices       Options    Remaining Life    Exercise Prices       Options   Remaining Life
-----------------      -------   ----------------   ----------------      -------  ----------------
 $10.22 to $12.78          397         2.9               $10.58               363       $10.58
 $12.79 to $19.84        1,460         6.2               $16.94               927       $16.91
 $19.85 to $28.04        2,018         7.9               $24.60               645       $26.96
-----------------      -------   ----------------   ----------------      -------  ----------------
 $10.22 to $28.04        3,875         6.8               $20.28             1,935       $19.07
-----------------      -------   ----------------   ----------------      -------  ----------------

The following table reflects pro forma net income and earnings per share had the Company elected to adopt the fair value method of SFAS No. 123, "Accounting for Stock-Based Compensation", in measuring compensation cost beginning with 1997 employee stock-based awards.

       YEARS ENDED SEPTEMBER 30,          2002              2001               2000
       -------------------------        --------          --------           --------
                                            (in thousands, except per share data)
  Net income:
    As reported                         $ 63,517          $144,254           $ 82,300
    Pro forma                           $ 61,072          $139,211           $ 78,788
  Basic earnings per share:
    As reported                         $   1.27          $   2.88           $   1.66
    Pro forma                           $   1.23          $   2.78           $   1.59
  Diluted earnings per share:
    As reported                         $   1.26          $   2.84           $   1.64
    Pro forma                           $   1.21          $   2.74           $   1.57

These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years.

The weighted-average fair values of options at their grant date during 2002, 2001 and 2000 were $12.47, $13.01, and $10.80, respectively. The estimated fair value of each option granted is calculated using the Black-Scholes option-pricing model. The following summarizes the weighted-average assumptions used in the model:

                                         2002              2001               2000
                                         ----              ----               ----
Expected years until exercise             4.5               4.5                5.5
Expected stock volatility                  48%               43%                41%
Dividend yield                             .8%               .8%                .8%
Risk-free interest rate                   4.0%              5.2%               6.0%

On September 30, 2002, the Company had 50,010,670 outstanding common stock purchase rights ("Rights") pursuant to terms of the Rights Agreement dated January 8, 1996. Under the terms of the Rights Agreement each Right entitled the holder thereof to purchase from the Company one half of one unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock ("Preferred Stock"), without par value, at a price of $90 per unit. The exercise price and the number of units of Preferred Stock issuable on exercise of the Rights are subject to adjustment in certain cases to prevent dilution. The Rights will be attached to the common stock certificates and are not exercisable or transferrable apart from the common stock, until ten business days after a person acquires 15% or more of the outstanding common stock or ten business days following the commencement of a tender offer or exchange offer that would result in a person owning 15% or more of the outstanding common stock. In the event the Company is acquired in a merger or certain other business combination transactions (including one in which the Company is the surviving corporation), or more than 50% of the Company's assets or earning power is sold or transferred, each holder of a Right shall have the right to receive, upon exercise of the Right, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The Rights are redeemable under certain circumstances at $0.01 per Right and will expire, unless earlier redeemed, on January 31, 2006. As long as the Rights are not separately transferrable, the Company will issue one half of one Right with each new share of common stock issued.

NOTE 6 EARNINGS PER SHARE

A reconciliation of the weighted-average common shares outstanding on a basic and diluted basis is as follows:

                                               2002         2001         2000
                                             --------     --------     --------
                                                       (in thousands)
Basic weighted-average shares                  49,825       50,096       49,534
Effect of dilutive shares:
   Stock options                                  508          644          492
   Restricted stock                                12           32            9
                                             --------     --------     --------
                                                  520          676          501
                                             --------     --------     --------
Diluted weighted-average shares                50,345       50,772       50,035
                                             ========     ========     ========

Restricted stock of 44,675 shares at a weighted-average price of $30.38 and options to purchase 451,421 shares of common stock at a weighted-average price of $27.98 were outstanding at September 30, 2002 but were not included in the computation of diluted earnings per common share. Inclusion of these shares would be antidilutive.

At September 30, 2001, restricted stock of 120,018 shares at a weighted-average price of $37.73 and options to purchase 1,250,750 shares of common stock at a price of $33.84 were outstanding but were not included in the computation of diluted earnings per common share. Inclusion of these shares would be antidilutive.

At September 30, 2000, restricted stock of 180,000 shares at a weighted-average price of $37.73 and options to purchase 533,000 shares of common stock at a price of $36.84 were outstanding but were not included in the computation of diluted earnings per common share. Inclusion of these shares would be antidilutive.

NOTE 7 FINANCIAL INSTRUMENTS

The Company had $100 million of intermediate-term debt outstanding at September 30, 2002, which had an estimated fair value of $109.7 million. The debt was valued based on the prices of similar securities with similar terms and credit ratings. The Company used the expertise of an outside investment banking firm to assist with the estimate of the fair value of the intermediate-term debt. The Company's line of credit and notes payable bear interest at market rates and are carried at cost which approximates fair value. The estimated fair value of the Company's interest rate swap is a liability of $1.7 million at September 30, 2002, based on forward-interest rates derived from the year-end yield curve as calculated by the financial institution that is a counterparty to the swap. The estimated fair value of the Company's available-for-sale securities is primarily based on market quotes.

The following is a summary of available-for-sale securities, which excludes those accounted for under the equity method of accounting (see Note 1):


                                              Gross Unrealized   Gross Unrealized    Estimated Fair
                                    Cost           Gains              Losses             Value
                                  --------    ----------------   ----------------    --------------
                                                        (in thousands)
Equity Securities:
     September 30, 2002           $ 46,325        $  43,846          $  3,772          $  86,399
     September 30, 2001           $ 63,778        $  84,257          $  3,136          $ 144,899

During the years ended September 30, 2002, 2001, and 2000, marketable equity available-for-sale securities with a fair value at the date of sale of $46,692,000, $24,439,000, and $12,640,000, respectively, were sold. The gross realized gains on such sales of available-for-sale securities totaled $25,661,000, $3,314,000, and $12,576,000, respectively.

NOTE 8  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The table below presents changes in the components of accumulated other comprehensive income (loss).

                                    Unrealized Appreciation
                                         (Depreciation)       Interest Rate           Minimum
                                         on Securities            Swap           Pension Liability    Total
                                    -----------------------   -------------      -----------------  ---------
                                                                      (in thousands)
Balance at September 30, 1999             $  75,182           $          --          $      --      $  75,182
2000 Change:
   Pre-income tax amount                     73,810                      --                 --         73,810
   Income tax provision                     (28,048)                     --                 --        (28,048)
   Realized gains in net income
     (net of $9,120 income tax)             (14,880)                     --                 --        (14,880)
                                          ---------           -------------          ---------      ---------
                                             30,882                      --                 --         30,882
                                          ---------           -------------          ---------      ---------
Balance at September 30, 2000               106,064                      --                 --        106,064
                                          ---------           -------------          ---------      ---------
2001 Change:
   Pre-income tax amount                    (88,762)                 (1,590)                --        (90,352)
   Income tax provision                      33,730                     604                 --         34,334
   Realized gains in net income
     (net of $452 income tax)                  (737)                     --                 --           (737)
                                          ---------           -------------          ---------      ---------
                                            (55,769)                   (986)                --        (56,755)
                                          ---------           -------------          ---------      ---------
Balance at September 30, 2001                50,295                    (986)                --         49,309
                                          ---------           -------------          ---------      ---------
2002 Change:
   Pre-income tax amount                    (16,228)                   (127)           (12,277)       (28,632)
   Income tax provision                       6,167                      48              4,665         10,880
   Amortization of swap
     (net of $7 income tax benefit)              --                      11                 --             11
   Realized gains in net income
     (net of $9,431 income tax)             (15,388)                     --                 --        (15,388)
                                          ---------           -------------          ---------      ---------
                                            (25,449)                    (68)            (7,612)       (33,129)
                                          ---------           -------------          ---------      ---------
Balance at September 30, 2002             $  24,846           $      (1,054)         $  (7,612)     $  16,180
                                          =========           =============          =========      =========

NOTE 9 EMPLOYEE BENEFIT PLANS
--------------------------------------------------------------------------------

The following tables set forth the Company's disclosures required by SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits".

CHANGE IN BENEFIT OBLIGATION:

             YEARS ENDED SEPTEMBER 30,                   2002          2001
             -------------------------                 --------      --------
                                                           (in thousands)
Benefit obligation at beginning of year                $ 51,733      $ 44,838
Service cost                                              4,769         3,851
Interest cost                                             3,835         3,330
Curtailment                                              (1,232)           --
Actuarial loss                                           11,036           903
Benefits paid                                            (2,007)       (1,189)
                                                       --------      --------
Benefit obligation at end of year                      $ 68,134      $ 51,733
                                                       ========      ========

CHANGE IN PLAN ASSETS:

             YEARS ENDED SEPTEMBER 30,                   2002          2001
             -------------------------                 --------      --------
                                                           (in thousands)

Fair value of plan assets at beginning of year         $ 53,987      $ 60,611
Actual loss on plan assets                               (3,694)       (5,435)
Benefits paid                                            (2,007)       (1,189)
                                                       --------      --------
Fair value of plan assets at end of year               $ 48,286      $ 53,987
                                                       ========      ========

Funded status of the plan                              $(19,848)     $  2,254
Unrecognized net actuarial (gain) loss                   24,929         6,720
Unrecognized prior service cost                             284           548
Unrecognized net transition asset                            --          (540)
Accumulated other comprehensive income
  (before tax)                                          (12,277)           --
                                                       --------      --------
Prepaid (accrued) benefit cost                         $ (6,912)     $  8,982
                                                       ========      ========

WEIGHTED-AVERAGE ASSUMPTIONS:

                    YEARS ENDED SEPTEMBER 30,      2002         2001        2000
                    -------------------------     ------       ------      ------
Discount rate                                       6.75%        7.50%       7.50%
Expected return on plan                             8.00%        9.00%       9.00%
Rate of compensation increase                       5.00%        5.00%       5.00%

COMPONENTS OF NET PERIODIC PENSION EXPENSE:

           YEARS ENDED SEPTEMBER 30,       2002          2001          2000
           -------------------------     --------      --------      --------
                                                     (in thousands)
Service cost                             $  4,769      $  3,851      $  3,427
Interest cost                               3,835         3,330         2,741
Expected return on plan assets             (4,804)       (5,415)       (5,226)
Amortization of prior service cost            238           238           238
Amortization of transition asset             (540)         (540)         (540)
Recognized net actuarial (gain) loss          120            17          (303)
                                         --------      --------      --------
Net pension expense                      $  3,618      $  1,481      $    337
                                         ========      ========      ========

Defined Contribution Plan:

Substantially all employees on the United States payroll of the Company may elect to participate in the Company sponsored Thrift/401(k) Plan by contributing a portion of their earnings. The Company contributes amounts equal to 100 percent of the first five percent of the participant's compensation subject to certain limitations. Expensed Company contributions were $5,226,000, $4,499,000, and $3,188,000 in 2002, 2001, and 2000, respectively.

NOTE 10 OTHER CURRENT ASSETS AND ACCRUED LIABILITIES

Prepaid expenses and other consist of the following:

                         SEPTEMBER 30,               2002               2001
                         -------------             ---------          --------
                                                        (In thousands)
Time deposits                                      $     337          $  5,253
Prepaid income tax                                     9,304            11,218
Prepaid - other                                        7,112            14,798
                                                   ---------          --------
                                                   $  16,753          $ 31,269
                                                   =========          ========

Accrued liabilities consist of the following:

                         SEPTEMBER 30,               2002               2001
                         -------------             ---------          --------
                                                        (In thousands)
Taxes payable - operations                         $   7,660          $  5,123
Income taxes payable                                      --               739
Workers compensation claims                            2,506             2,585
Payroll and employee benefits                          7,032             5,676
Loss contingency (see note 14)                            --            10,000
Deferred income                                        6,016                --
Other                                                  8,640             7,483
                                                   ---------          --------
                                                   $  31,854          $ 31,606
                                                   =========          ========


NOTE 11 SUPPLEMENTAL CASH FLOW INFORMATION

           YEARS ENDED SEPTEMBER 30,       2002          2001          2000
           -------------------------     --------      --------      --------
                                                     (in thousands)
Interest paid                            $  2,929      $  2,668      $  2,851
Income taxes paid                        $  9,779      $ 42,523      $ 34,295

NOTE 12 RISK FACTORS

CONCENTRATION OF CREDIT

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

CONTRACT DRILLING OPERATIONS

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


NOTE 13 NEW ACCOUNTING STANDARDS

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and amends FASB Statement No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies." The Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made, and that the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset. The Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company anticipates no impact on the Company's results of operations and financial position upon adopting SFAS No. 143.

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

The Statement will be applied prospectively and is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company's approach for impairment under SFAS No. 121 is consistent with the provisions under SFAS No. 144. Accordingly, adopting this statement on the Company's results of operations and financial position will not be different than if the Company continued to use SFAS No. 121.


NOTE 14 CONTINGENT LIABILITIES AND COMMITMENTS

LITIGATION SETTLEMENT

The Company was a defendant in Verdin v. R&B Falcon Drilling USA, Inc., et al., a civil action in the United States District Court, Galveston, Texas. In May 2001, the Company reached an agreement in principle with Plaintiff's counsel to settle all claims pending court approval of the settlement. In the third quarter of fiscal 2001, the Company incurred a net charge of $3.25 million to contract drilling expense based on the pending settlement. The Court approved the settlement on April 25, 2002. In June, 2002, the Company paid $10 million to settle all claims in this litigation. The Company was reimbursed $6.75 million in June, 2002 by the Company's insurer.

COMMITMENTS

The Company, on a regular basis, makes commitments for the purchase of contract drilling equipment. At September 30, 2002, the Company has commitments of approximately $150 million for the purchase of drilling equipment.


NOTE 15 SEGMENT INFORMATION

The Company operates principally in the contract drilling industry, which includes a Domestic segment and an International segment. The contract drilling operations consist of contracting Company-owned drilling equipment primarily to major oil and gas exploration companies. The Company's primary international areas of operation include Venezuela, Colombia, Ecuador, Argentina and Bolivia. The Company also has a Real Estate segment whose operations are conducted exclusively in the metropolitan area of Tulsa, Oklahoma. The primary areas of operations include a major shopping center and several multi-tenant warehouses. Each reportable segment is a strategic business unit which is managed separately as an autonomous business. Other includes investments in available-for-sale securities and corporate operations. The "other" component of Total Assets also includes the Company's investment in equity-owned investments. As described in
Note 2 the Company's oil and gas operations were distributed to Company stockholders on September 20, 2002. Such operations have been treated as discontinued operations and have been excluded from these segment disclosures.

The Company evaluates performance of its segments based upon operating profit or loss from operations before income taxes which includes revenues from external and internal customers, operating costs, and depreciation but excludes general and administrative expense, interest expense and corporate depreciation and other income (expense). The accounting policies of the segments are the same as those described in Note 1, Summary of Accounting Policies. Intersegment sales are accounted for in the same manner as sales to unaffiliated customers.

Summarized financial information of the Company's reportable segments for continuing operations for each of the years ended September 30, 2002, 2001, and 2000 is shown in the following table:

                                                                                                                      Additions
                              External        Inter-          Total         Operating                     Total      to Long-Lived
(in thousands)                  Sales        Segment          Sales           Profit     Depreciation     Assets         Assets
--------------               ----------     ----------      ----------      ----------   ------------   ----------   -------------
2002:
Contract Drilling
  Domestic                   $  335,704     $      809      $  336,513      $   69,181   $     37,120   $  728,611   $     284,527
  International Services        138,623             --         138,623          13,128         20,336      254,940          23,157
                             ----------     ----------      ----------      ----------   ------------   ----------   -------------
                                474,327            809         475,136          82,309         57,456      983,551         307,684
                             ----------     ----------      ----------      ----------   ------------   ----------   -------------
Real Estate                       8,525          1,491          10,016           5,064          1,844       26,562           3,181
Other                            28,076             --          28,076              --          2,147      217,200           1,199
Eliminations                         --         (2,300)         (2,300)             --             --           --              --
                             ----------     ----------      ----------      ----------   ------------   ----------   -------------
Total                        $  510,928     $       --      $  510,928      $   87,373   $     61,447   $1,227,313   $     312,064
                             ==========     ==========      ==========      ==========   ============   ==========   =============

2001:
Contract Drilling
  Domestic                   $  332,399     $    4,487      $  336,886      $  107,691   $     26,277   $  506,173   $     144,063
  International Services        154,890             --         154,890          28,475         18,838      268,947          38,022
                             ----------     ----------      ----------      ----------   ------------   ----------   -------------
                                487,289          4,487         491,776         136,166         45,115      775,120         182,085
                             ----------     ----------      ----------      ----------   ------------   ----------   -------------
Real Estate                      11,018          1,545          12,563           6,315          2,284       22,621           1,190
Other                            10,967             --          10,967              --          2,133      367,123           1,393
Eliminations                         --         (6,032)         (6,032)             --             --           --              --
                             ----------     ----------      ----------      ----------   ------------   ----------   -------------
Total                        $  509,274     $       --      $  509,274      $  142,481   $     49,532   $1,164,864   $     184,668
                             ==========     ==========      ==========      ==========   ============   ==========   =============

2000:
Contract Drilling
Domestic                     $  214,531     $    3,048      $  217,579      $   35,808   $     35,355   $  342,278   $      40,722
International Services          136,549             --         136,549           9,753         38,101      259,892          13,825
                             ----------     ----------      ----------      ----------   ------------   ----------   -------------
                                351,080          3,048         354,128          45,561         73,456      602,170          54,547
                             ----------     ----------      ----------      ----------   ------------   ----------   -------------
Real Estate                       8,999          1,545          10,544           5,346          1,611       24,235           2,909
Other                            32,063             --          32,063              --          2,250      436,269           8,364
Eliminations                         --         (4,593)         (4,593)             --             --           --              --
                             ----------     ----------      ----------      ----------   ------------   ----------   -------------
Total                        $  392,142     $       --      $  392,142      $   50,907   $     77,317   $1,062,674   $      65,820
                             ==========     ==========      ==========      ==========   ============   ==========   =============

The following table reconciles segment operating profit per the table on page 65 to income before taxes and equity in income of affiliates as reported on the Consolidated Statements of Income (in thousands).

           YEARS ENDED SEPTEMBER 30,            2002            2001            2000
           -------------------------         ----------      ----------      ----------
Segment operating profit                     $   87,373      $  142,481      $   50,907
Unallocated amounts:
   Income from investments                       28,444          10,317          31,510
   General and administrative expense           (20,391)        (16,627)        (13,612)
   Interest expense                                (980)         (1,701)         (2,730)
   Corporate depreciation                        (2,147)         (2,133)         (2,250)
   Other corporate income (expense)              (1,079)            640             526
                                             ----------      ----------      ----------
      Total unallocated amounts                   3,847          (9,504)         13,444
                                             ----------      ----------      ----------

Income before income taxes and equity in
   income of affiliates                      $   91,220      $  132,977      $   64,351
                                             ==========      ==========      ==========

The following tables present revenues from external customers and long-lived assets by country based on the location of service provided (in thousands).

   YEARS ENDED SEPTEMBER 30,       2002           2001           2000
   -------------------------    ----------     ----------     ----------
Revenues
   United States                $  372,305     $  354,384     $  255,593
   Venezuela                        47,118         43,409         34,922
   Ecuador                          45,433         35,793         20,422
   Colombia                          9,559         27,045         42,509
   Other Foreign                    36,513         48,643         38,696
                                ----------     ----------     ----------
      Total                     $  510,928     $  509,274     $  392,142
                                ==========     ==========     ==========

Long-Lived Assets
   United States                $  698,316     $  448,119     $  330,711
   Venezuela                        72,630         84,856         37,001
   Ecuador                          49,353         33,520         30,636
   Colombia                         14,339         16,195         26,361
   Other Foreign                    62,807         67,361        102,014
                                ----------     ----------     ----------
      Total                     $  897,445     $  650,051     $  526,723
                                ==========     ==========     ==========

Long-lived assets are comprised of property, plant and equipment.

Revenues from one company doing business with the contract drilling segment accounted for approximately 15.7 percent, 24.2 percent, and 24.4 percent of the total consolidated revenues during the years ended September 30, 2002, 2001 and 2000, respectively. Revenues from another company doing business with the contract drilling segment accounted for approximately 14.6 percent, 12.9 percent, and 11.9 percent of total consolidated revenues in the years ended September 30, 2002, 2001 and 2000, respectively. Revenues from another company doing business with the contract drilling segment accounted for approximately
12.0 percent, 8.3 percent, and 7.3 percent of total consolidated revenues in the years ended September 30, 2002, 2001 and 2000, respectively. Collectively, the receivables from these customers were approximately $35.0 million and $40.5 million at September 30, 2002 and 2001, respectively.

NOTE 16 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                    (in thousands, except per share amounts)

2002                                             1ST QUARTER      2ND QUARTER      3RD QUARTER       4TH QUARTER
----                                             -----------      -----------      -----------       -----------
Revenues                                            $134,992         $120,950         $139,709          $115,277
Gross profit                                          33,878           19,821           44,200            14,692
Income from continuing operations                     18,127            8,129           22,551             4,899
Net income                                            15,604           10,872           28,218             8,823
Basic earnings per common share:
   Income from continuing operations                     .36              .16              .46               .10
   Net income                                            .31              .22              .57               .18
Diluted earnings per common share:
   Income from continuing operations                     .36              .16              .45               .10
   Net income                                            .31              .22              .56               .17


2001                                             1ST QUARTER      2ND QUARTER      3RD QUARTER       4TH QUARTER
----                                             -----------      -----------      -----------       -----------
Revenues                                            $106,009         $115,186         $141,336          $146,743
Gross profit                                          28,086           29,520           44,011            49,688
Income from continuing operations                     13,956           14,105           24,154            28,252
Net income                                            33,840           41,749           40,437            28,228
Basic earnings per common share:
   Income from continuing operations                     .28              .28              .48               .57
   Net income                                            .68              .83              .80               .57
Diluted earnings per common share:
   Income from continuing operations                     .27              .28              .47               .56
   Net income                                            .67              .82              .79               .56

Gross profit represents total revenues less operating costs and depreciation.

The sum of earnings per share for the four quarters may not equal the total earnings per share for the year due to changes in the average number of common shares outstanding.

Net income in the third quarter of 2002 includes after-tax gains on sale of available-for-sale securities of $15.2 million, $0.30 per share, on a diluted basis.