Form 10-K, Exhibit 13
period 2004-09-30
HELMERICH & PAYNE INC
filed 2004-12-13
CIK 46765

EXHIBIT 13

Helmerich & Payne, Inc.
ANNUAL REPORT FOR FISCAL 2004

Helmerich & Payne, Inc.

Helmerich & Payne, Inc. is the holding Company for Helmerich & Payne International Drilling Co., an international drilling contractor with land and offshore platform operations in the United States, South America, Africa, and Europe. Holdings also include commercial real estate properties in the Tulsa, Oklahoma, area and an energy-weighted portfolio of publicly-traded securities valued at approximately $241 million as of September 30, 2004.

FINANCIAL HIGHLIGHTS

Years Ended September 30,	2004	2003
	(in thousands, except per share amounts)
Revenues	$620,928	$515,284
Net Income	4,359	17,873
Diluted Earnings per Share	.09	.35
Dividends Paid per Share	.323	.32
Capital Expenditures	88,972	246,301
Total Assets	1,406,844	1,417,770

To the Co-owners
of Helmerich & Payne, Inc.:

When I worked on my first Annual Report twenty-three years ago, that publication was the single most important way we communicated to shareholders. A popular staple back then was my dad’s President’s Letter. He started a tradition of penning a wide-ranging commentary back in the 1960s, and after he retired, I picked up a similar approach with my first letter in 1990. Over the years, I tackled a range of issues that bear on all U.S. public companies, including common education, double taxation, executive compensation, and energy policy. I always enjoyed readers’ feedback and particularly remember meeting the author of the most famous President’s Letter, Warren Buffet, who recommended to me that I turn the task back to my predecessor. That’s an offer our Chairman continues to turn down each year, although it still gets a laugh between us.

Over these same years, the role of the Annual Report has changed significantly. Its importance as a communication tool has given way to more timely webcasts and conference calls, strict disclosures and legal requirements, and the broad use of increasingly popular and accessible websites. Along with a growing number of public companies, we have combined our Annual Report with our 10-K filing as a cost-effective approach to compliance.

This letter will change as this document continues to evolve. Before summarizing our operations for 2004, I want to thank our employees for delivering outstanding field performance during a challenging year.

Contract Drilling Operations

Crude oil prices surged during the last half of 2004, erasing previous records and reaching past $50 per barrel. Additionally, natural gas prices remained resilient in 2004, even in the face of record storage inventories heading into the 2004-2005 heating season. In short, our customers have not experienced a healthier commodity price environment in decades. According to statistics compiled by Baker Hughes, average rig activity improved world-wide by approximately 13 percent in 2004, with nearly three quarters of the gain coming in the U.S. land market. Almost half of the world’s active rigs are in the U.S. land market, which at year-end had 1,129 active rigs, compared with 967 at the end of 2003. In sharp contrast, the U.S. offshore market continued to soften and ultimately translated into a significant negative impact on this year’s financial results.

U.S. Offshore Operations

After 20 years of steady performance, the Company has suffered in recent years through an industry-wide downturn in activity levels for conventional water depths, where the majority of the Company’s offshore platform rigs operate. While this segment appears to have stabilized, the Company took a $51.5 million non-cash asset impairment charge against the carrying value of its Gulf of Mexico platform rigs, reflecting our continued expectation that any recovery in this sector will be slow. The Company retired one offshore platform rig at the end of 2004, leaving 11 rigs in the fleet, which we believe are the newest and best available in their class in the Gulf of Mexico market. At year-end, three rigs were working on full day rates, two rigs were on standby rates, and six rigs were available for work.

International Operations

Significant improvements in Venezuela and Argentina, as well as operations in Hungary and Equatorial Guinea, helped bolster performance in 2004. On average, the Company had five more rigs working in 2004 than in 2003, resulting in a 39 percent increase in revenue days. Including a $1.7 million insurance settlement, revenues increased 37 percent and operating profit climbed to $14 million compared with $5.1 million in 2003. Activity in Venezuela increased by over three rigs in 2004, and at the close of the year, nine rigs were running, with a tenth likely to commence in January 2005. After Venezuela, Ecuador is the second strongest market for the Company in South America. At year-end, the Company had seven rigs operating there, and an eighth has a letter of intent to begin operations in December 2004. Colombia had very weak activity in 2004, but at the close of the year, one rig had returned to work, and the Company received a letter of intent to return a second rig to work in December 2004. International operations in South America strengthened measurably in 2004, and with the return of four older rigs to the U.S. and new contracts in Venezuela, Ecuador, and Colombia, the

Company anticipates that it will have 23 rigs out of 27 rigs working by the end of the first quarter of fiscal 2005.

The Company’s first international FlexRig*, working in Hungary, should work through the first fiscal quarter of 2005. The Company completed a multi-well contract in Chad using its second international FlexRig during the year, and that rig has since returned to the U.S. fleet and is working in central Florida. The Company continues to actively prospect in other regions of the world for attractive growth opportunities, principally in areas where FlexRig technology can be applied to add considerable value.

U.S. Land Operations

In July, the U.S. land rig count surpassed the previous high mark set in 2001, and activity continues to grow. The Company added ten net rig years to its fleet capacity during 2004 and worked 13 more rig years than in 2003. Revenues and cash flow increased 27 and 48 percent, respectively, and operating profit doubled that of 2003. At the close of the year, the Company had 87 rigs available to the market, 80 of which were working. FlexRig utilization during 2004 was 99 percent, compared with 73 percent for the Company’s remaining fleet. The Company completed its FlexRig3 construction project, delivering the 32nd FlexRig3 at the end of March. FlexRig3s have drilled almost 500 wells, 73 percent of which were drilled under or on the customers’ planned drilling time. In further recognition of the superior value, half of the

*	The term “FlexRig” used throughout this Annual Report is a Company trademark Registered in the U.S. Patent and Trademark Office.

FlexRig3 fleet is being used to drill directional, more technically difficult wells compared to an average of 26 percent for the industry fleet. The FlexRig3 is setting the industry pace in pricing with 20 out of 32 FlexRig3s currently contracted at $14,000 per day or higher. The counter cyclical investment made in the FlexRig has strategically positioned the Company by doubling its U.S. capacity and by demonstrating a clear performance differential to the customer. Forty-nine of our 50 FlexRigs are located in the U.S. and will give the Company improved potential earnings leverage in this growing up-cycle.

Outlook

The Company had its share of frustration and disappointment in 2004, but we are encouraged by the momentum we see developing for 2005 and beyond. U.S. land market activity indicates that the industry is entering a different, but improving part of the drilling cycle, and as rig counts continue to move up, we expect dayrate pricing will also ratchet up. The Company’s FlexRig3 continues to receive high marks in the field, and as oil field costs escalate, the Company expects to see increasing recognition of its value in the form of higher margins. We are also encouraged by improvements in the international market and look to this arena to be a leading source of long-term growth. Although the offshore platform market has been a disappointment, the Company maintains a solid foothold in this segment of the business with the newest rigs in the Gulf of Mexico fleet and a wealth of engineering and project management experience that is essential for developing future opportunities. While we have no immediate plans or announcements regarding new rigs, we do have customers expressing interest in projects in the U.S., as well as internationally. We expect that additional investments will be accompanied by term contracts and dayrates that provide improved financial returns and that better reflect what we strongly believe to be unparalleled drilling efficiencies and service.

Sincerely,

Hans Helmerich President

December 9, 2004

Financial & Operating Review

Years Ended September 30,	2004	2003	2002
SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME*†
Operating Revenues	593,326	507,331	523,803
Operating Costs	416,631	345,537	361,669
Depreciation	145,941	82,513	61,447
Operating Income	30,754	79,281	100,687
Income from Investments	27,602	7,953	28,076
Interest Expense	12,695	12,289	980
General and Administrative Expense	37,661	41,003	36,563
Income from Continuing Operations	4,359	17,873	53,706
Net Income	4,359	17,873	63,517
Diluted Earnings Per Common Share:
Income from Continuing Operations	.09	.35	1.07
Net Income	.09	.35	1.26
*$000’s omitted, except per share data.
 2004 includes an asset impairment charge of $51,516
†All data excludes discontinued operations except net income.
SUMMARY FINANCIAL DATA*
Cash**	65,296	38,189	46,883
Working Capital**	185,983	110,848	105,852
Investments	161,532	158,770	150,175
Property, Plant, and Equipment, Net**	998,674	1,058,205	897,445
Total Assets	1,406,844	1,417,770	1,227,313
Long-term Debt	200,000	200,000	100,000
Shareholders’ Equity	914,110	917,251	895,170
Capital Expenditures	88,972	246,301	312,064
*$000’s omitted.
** Excludes discontinued operations.
RIG FLEET SUMMARY
Drilling Rigs –
United States Land – FlexRigs	48	43	26
United States Land – Conventional	39	40	40
United States Offshore Platform	11	12	12
International	32	32	33

Total Rig Fleet	130	127	111
Rig Utilization Percentage –
United States Land – FlexRigs	99	97	96
United States Land – Conventional	73	67	78
United States Land – All Rigs	87	81	84
United States Offshore Platform	48	51	83
International	54	39	51

Years Ended September 30,	2001	2000	1999	1998	1997	1996	1995	1994
SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME*†
Operating Revenues	531,604	384,762	431,741	479,592	353,355	274,208	229,316	206,991
Operating Costs	330,181	248,568	290,048	322,861	228,958	184,703	158,815	148,210
Depreciation	49,532	77,317	70,092	58,187	48,291	39,592	37,364	31,038
Operating Income	151,891	58,877	71,601	98,544	76,106	49,913	33,137	27,743
Income from Investments	10,967	32,063	7,422	45,152	11,746	5,992	11,279	6,944
Interest Expense	1,701	2,730	5,389	336	34	678	407	385
General and Administrative Expense	28,180	23,306	24,629	21,299	15,636	15,222	14,019	14,126
Income from Continuing Operations	80,467	36,470	32,115	80,790	48,801	25,844	18,464	13,216
Net Income	144,254	82,300	42,788	101,154	84,186	72,566	9,751	24,971
Diluted Earnings Per Common Share:
Income from Continuing Operations	1.58	.73	.65	1.60	.97	.52	.38	.27
Net Income	2.84	1.64	.86	2.00	1.67	1.46	.20	.51
*$000’s omitted, except per share data.
 2004 includes an asset impairment charge of $51,516
†All data excludes discontinued operations except net income.
SUMMARY FINANCIAL DATA*
Cash**	128,826	107,632	21,758	24,476	27,963	16,892	19,543	29,447
Working Capital**	223,980	179,884	82,893	49,179	65,802	48,128	50,038	76,238
Investments	203,271	307,425	240,891	200,400	323,510	229,809	156,908	87,414
Property, Plant, and Equipment, Net**	650,051	526,723	553,769	548,555	392,489	329,377	286,678	235,067
Total Assets	1,300,121	1,200,854	1,073,465	1,053,200	987,432	786,351	707,061	624,827
Long-term Debt	50,000	50,000	50,000	50,000	—	—	—	—
Shareholders’ Equity	1,026,477	955,703	848,109	793,148	780,580	645,970	562,435	524,334
Capital Expenditures	184,668	65,820	78,357	217,597	114,626	83,411	89,709	59,379
*$000’s omitted.
** Excludes discontinued operations.
RIG FLEET SUMMARY
Drilling Rigs –
United States Land – FlexRigs	13	6	6	6	—	—	—	—
United States Land – Conventional	36	32	34	30	29	30	30	36
United States Offshore Platform	10	10	10	10	9	11	11	11
International	37	40	39	44	39	36	35	29

Total Rig Fleet	96	88	89	90	77	77	76	76
Rig Utilization Percentage –
United States Land – FlexRigs	100	99	79	100	—	—	—	—
United States Land – Conventional	96	82	68	94	99	88	73	66
United States Land – All Rigs	97	85	69	94	99	88	73	66
United States Offshore Platform	98	94	95	99	63	70	66	79
International	56	47	53	88	91	85	84	88

Management’s Discussion & Analysis of
Results of Operations and Financial Condition

RISK FACTORS AND FORWARD - LOOKING STATEMENTS

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

With the exception of historical information, the matters discussed in Management’s Discussion & Analysis of Results of Operations and Financial Condition include forward-looking statements. These forward-looking statements are based on various assumptions. The Company cautions that, while it believes such assumptions to be reasonable and makes them in good faith, assumed facts almost always vary from actual results. The differences between assumed facts and actual results can be material. The Company is including this cautionary statement to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by, or on behalf of, the Company. The factors identified in this cautionary statement and those factors discussed under Risk Factors beginning on page 6 of the Company’s 2004 Form 10-K are important factors (but not necessarily all important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company.

SPIN - OFF AND MERGER TRANSACTIONS

On September 30, 2002, Helmerich & Payne, Inc. completed its distribution of 100 percent of the common stock of Cimarex Energy Co. to the Company’s shareholders and the merger of Key Production Company, Inc. into a subsidiary of Cimarex making Key a wholly-owned subsidiary of Cimarex. The Cimarex Energy Co. stock distribution was recorded as a dividend and resulted in a decrease to consolidated stockholders’ equity of approximately $152.2 million. The Company and its subsidiaries continue to own and operate contract drilling and real estate businesses, while Cimarex Energy Co. is a separate, publicly traded company that owns and operates an exploration and production business. The Company does not own any common stock of Cimarex Energy Co. (See note 2 of the Consolidated Financial Statements for complete description of the transaction.) As a result of the transaction, the Company has reported the results of its former exploration and production division (Cimarex Energy Co.) as discontinued operations.

EXECUTIVE SUMMARY

Helmerich & Payne, Inc. is a contract drilling company which owned and operated a total of 130 drilling rigs at September 30, 2004. The Company’s primary markets are the United States land rig business in which the Company owned 87 rigs, the United States offshore platform rig business in which the Company owned 11 offshore platform rigs, and the international land rig business in which the Company owned 32 rigs at year end. Over the past year, crude oil and natural gas prices have risen significantly as the supply and demand outlook for both commodities have changed. Crude oil demand has improved as markets like China and India, as well as the U.S., have recorded increases in demand for crude oil due to economic growth. The U.S. natural gas market has been promising for some time, but only recently have natural gas production levels and overall reserve totals for natural gas declined to a point that there is a perceived shortage of deliverable natural gas to meet the prospective total demand in the U.S. Because of these dynamics, the overall demand for drilling rig services has increased both in the U.S. and internationally. Additionally, most offshore rig markets have also responded positively, with the exception of the offshore platform rig market. Fundamental changes in the makeup of the offshore platform rig business have negatively affected offshore platform rig utilization dramatically over the past two years. As a result, while the Company’s business in its U.S. land and international sectors improved during 2004, the offshore platform rig business declined and suffered an operating loss for the year due to a material asset impairment charge in that segment.

As the Company looks to 2005, it appears that markets in both U.S. land and international segments are in a good position to record improved financial results. The U.S. offshore platform business does not appear to have good probabilities for improvement, although it should be fairly stable given the type of projects currently in place. Overall however, Helmerich & Payne, Inc. should benefit from the prospective improvements brought about by historical highs in commodity prices, and the excellent financial condition of the Company.

RESULTS OF OPERATIONS

All per share amounts included in the Results of Operations discussion are stated on a diluted basis. Helmerich & Payne, Inc.’s net income for

2004 was $4.4 million ($0.09 per share), compared with $17.9 million ($0.35 per share) for 2003 and $63.5 million ($1.26 per share) for 2002. Included in net income was a pre-tax asset impairment charge (discussed in detail later) of $51.5 million ($31.9 million after-tax or $0.63 per share) in 2004 and income from discontinued operations of $9.8 million ($0.19 per share) in 2002. Included in the Company’s net income, but not related to its operations, were after-tax gains from the sale of investment securities of $14.1 million($0.28 per share) in 2004, $3.3 million ($0.07 per share) in 2003, and $15.2 million($0.30 per share) in 2002. In addition to income from security sales, the Company recorded net income during 2004 of $1.5 million ($0.03 per share) from non-monetary investment gains. Also included in net income is the Company’s portion of income or loss from its equity affiliates, Atwood Oceanics, Inc. and a 50-50 joint venture with Atwood called Atwood Oceanics West Tuna Pty. Ltd. (dissolved in 2003). From equity affiliates, the Company recorded net income of $0.01 per share in 2004, a loss of $0.03 per share in 2003, and net income of $0.06 per share in 2002. (See Liquidity section of MD&A for discussion of the sale of a portion of the Company’s Atwood Oceanic stock shortly after September 30, 2004).

Consolidated revenues were $620.9 million in 2004, $515.3 million in 2003, and $551.9 million in 2002. U.S. land revenues rose steadily from 2002 to 2004, while U.S. offshore platform rig revenues declined significantly during the same period. The increase in U.S. land revenues was fueled by the Company’s increasing rig fleet due to the construction of FlexRigs over the three-year period. The average number of U.S. land rigs available was 86 rigs in 2004, 76 in 2003, and 57 in 2002. U.S. land rig utilizations for the Company were 87 percent in 2004, 81 percent in 2003, and 84 percent in 2002. Revenue reductions in the offshore platform business were mainly due to a drop in rig utilization to 48 percent in 2004, from 51 percent in 2003 and 83 percent in 2002. Late in 2003, renegotiations for additional work for two rigs under the expiring contracts resulted in lower dayrates, thereby contributing to the decline in revenues. Also late in 2003, two other rigs were moved to an active standby status which also lowered revenues, even though those rigs remained active. International rig revenues declined from 2002 to 2003, and rose during 2004 as rig utilizations fell from 51 percent in 2002, to 39 percent in 2003, and then rose to 54 percent in 2004.

Revenues from investments were $27.6 million in 2004, $8.0 million in 2003, and $28.1 million in 2002. Included in revenues was the aggregate of pre-tax gains, losses, and write-downs relating to the Company’s portfolio of equity securities which were $25.4 million in 2004, $5.5 million in 2003, and $24.8 million in 2002. Interest and dividend income fell in each year due to reduced cash positions, lower interest rates, and a reduction in the Company’s equity portfolio. Total interest and dividend income was $2.0 million in 2004, $2.5 million in 2003, and $3.6 million in 2002.

Direct operating costs in 2004 were $416.6 million or 70 percent of operating revenues, compared with $345.5 million or 68 percent of operating revenues in 2003, and $361.7 million or 69 percent of operating revenues in 2002. The 2003 expense to revenue percentage would basically be the same as 2002 and only slightly less than 2004 except for the fact that in the offshore platform segment in 2003 one contract had higher than normal margins and significant early termination revenues.

Depreciation expense was $94.4 million in 2004, $82.5 million in 2003, and $61.4 million in 2002. Depreciation expense increased significantly over the three-year period as the Company placed into service 13 new rigs in 2002, 19 new rigs in 2003, and 5 new rigs in 2004. The Company anticipates 2005 depreciation expense to be consistent with 2004, unless capital expenditures rise unexpectedly. Additional depreciation as a result of the 5 new land rigs put in service during 2004 and capital expenditures will be offset by the reduction in offshore platform rig depreciation as a result of the asset impairment charge discussed below.

During the fourth quarter of 2004, the Company recognized a pre-tax, non-cash asset impairment charge of $51.5 million related to its Gulf of Mexico offshore platform rigs. During fiscal 2004, average revenue per day for the Company’s offshore platform rigs steadily declined from an average of $32,790 per day during the first quarter to $28,380 during the fourth quarter. Average cash margins per rig day declined throughout the year from $15,206 during the first quarter of 2004 to $11,003 during the fourth quarter. Total operating profit for the offshore platform rig segment had averaged over $9 million per quarter for both fiscal years 2002 and 2003, with an $8.9 million operating profit recorded for the fourth quarter of 2003. During fiscal 2004, operating profit was $4.4 million, $4.1 million, $3.8 million, and $4.3 million (excluding the asset impairment charge) for the four sequential fiscal quarters as shown below.

Quarters Ended	12/31/2003	3/31/2004	6/30/2004	9/30/2004
	(in thousands)
Operating profit, as reported	$4,375	$4,106	$3,826	$(47,180)
Asset impairment charge	—	—	—	51,516

Operating profit, excluding asset impairment charge	$4,375	$4,106	$3,826	$4,336

During this same three year period, industry platform rig utilization in the Company’s market declined from 72% during the first quarter of fiscal 2002, to 47% during the fourth quarter of fiscal 2004. During this same period, utilization for the Company’s platform rigs fell from 100% (10 of 10) during the first quarter 2002, to a low of 42% (five of 12) during the first and second quarters of 2004. Although activity rose slightly during the third and fourth quarters of 2004, it is expected to drop back to five active rigs during the first quarter of 2005.

As demonstrated by these financial trends, the Company’s offshore platform business has continued to decline. During the first half of 2004, the Company believed that two new contracts obtained for work that commenced during the third and fourth quarters and the increases in commodity prices were precursors to more bidding activity in the market. That anticipated increase in bid activity did not materialize and bidding opportunities were very low during the third and fourth quarters. Additionally, oil and natural gas commodity prices reached new historical highs during the Company’s fourth fiscal quarter, but there was no improvement in the market for the Company’s offshore platform rigs and no indication from customers that new opportunities would be forthcoming in the foreseeable future.

As a result of these events and circumstances, management performed an analysis of the general industry market conditions in the offshore platform rig business, and the prospective market demand for the offshore platform rigs owned by the Company. Based upon this analysis, management determined that the carrying value of certain of the offshore rigs exceeded the estimated undiscounted future cash flows associated with these assets. Accordingly, an asset impairment charge was recorded to reduce the carrying value of the assets to their estimated fair value. Because quoted market prices are not available for offshore platform rigs, the fair value was determined based upon estimated discounted future cash flows and rig utilization. The cash flows were estimated by management considering factors such as prospective market demand, recent changes in rig technology and its effect on each rig’s marketability, any cash investment required to make the rig marketable, suitability of rig size and makeup to existing platforms, and new competitive dynamics due to lower industry utilization.

The timing of the impairment was predicated on a number of industry and rig-specific factors that, in the opinion of management, appear to be longer term in nature than originally expected. Future cash flow limitations for existing rigs became more apparent as long term arrangements for a few of the Company’s newer rigs were adjusted during the year. Also, one of the Company’s more marketable rigs was stacked during the fourth quarter, with no prospects for work in the foreseeable future. It was determined that one of the Company’s older rigs was no longer marketable and, therefore, was written down to its salvage value and removed from the active rig count as of September 30, 2004.

The Company also assessed its international land rig fleet because of relatively low rig utilizations during fiscal years 2002, 2003 and 2004. During that three year period, the Company averaged having 32 rigs available with average annual international fleet utilizations of 51% in 2002, 39% in 2003, and 54% in 2004. Because of strong land rig demand in the U.S., five international rigs were returned to the U.S. during the first quarter of fiscal 2005. Activity in the international market also improved and the Company’s active rig count in South

America increased during the first quarter. During October 2004, the Company had 27 international land rigs available for service, with 23 rigs (85%) that were either active or had been committed with signed letters of intent. Market conditions for international work have improved substantially over the past six months. Based upon management’s analysis, the undiscounted estimated future cash flows exceeded the carrying value of our international land rigs.

General and administrative expenses totaled $37.7 million for 2004, $41 million for 2003, and $36.6 million for 2002. The decrease in total general and administrative expenses from 2003 to 2004 was primarily from a reduction in pension expense due to a decrease in the benefit accrual, reduced field training expense as the FlexRig training program was completed, and lower salary and bonus expense. These reductions were partially offset by increases in property, casualty and health insurance expenses. The increase from 2002 to 2003 was primarily the result of increases in employee benefits relating to pension, medical insurance, and 401(k) matching expenses. Employee salaries and bonuses also contributed to the increase, as well as increases in property and casualty insurance costs.

Interest expense was $12.7 million in 2004 and $12.3 million in 2003, compared with $1.0 million in 2002. The Company issued $200 million of intermediate-term debt, half of which was placed just prior to the end of fiscal year 2002, and the other half placed at the beginning of fiscal year 2003. Additionally, the Company drew on its bank line of credit during 2003, with $30 million drawn at the end of 2003. The $30 million was paid early in fiscal 2004, with no bank loan outstanding at the end of 2004.

The provision for income taxes totaled $4.4 million in 2004, $14.6 million in 2003, and $40.6 million in 2002. Effective income tax rates on income from continuing operations were 55 percent in 2004, 43 percent in 2003, and 44 percent in 2002. Effective income tax rates are higher for the Company’s international operations than for its U.S. operations. As a result, the aggregate effective rate is higher in years when international operations make up a higher percentage of financial operating profit. International operating profit, as a percent of total Company operating profit, was 68 percent in 2004, eight percent in 2003, and 15 percent in 2002. (See Note 5 of the Financial Statements).

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003	2004	2003	% Change
	(in thousands, except operating statistics)
U.S. LAND OPERATIONS
Revenues	$347,793	$273,993	26.9%
Direct operating expenses	246,177	201,398	22.2
General and administrative expense	7,765	9,304	(16.5)
Depreciation	56,528	44,726	26.4

Operating profit	$37,323	$18,565	101.0

Operating Statistics:
Activity days	27,472	22,588	21.6%
Average rig revenue per day	$11,700	$11,436	2.3
Average rig expense per day	$8,001	$8,221	(2.7)
Average rig margin per day	$3,699	$3,215	15.1
Number of owned rigs at end of period	87	83	4.8
Rig utilization	87%	81%	7.4

Operating statistics for per day revenue, expense and margin do not include reimbursements of “out-of-pocket” expenses.

The Company’s U.S. land rig operating profit increased 101.0 percent from 2003 to 2004. This increase was due to improved rig utilization experienced by the Company, the increased number of rigs available during 2004, and the improvement in average rig margins per rig day during the year. The improved margins were a result of slightly increased average dayrates and lower expenses per rig day experienced during 2004. The lower expense per day in 2004 was due to the elimination of excess crew overages that occurred in 2003 in connection with placing 19 new rigs into service. During the fourth quarter of 2004, the Company began to experience a more significant improvement in revenue and margin per day due to higher levels of U.S. land rig activity. Although it is difficult to predict the extent of continued improvement, it is anticipated that rig activity will continue to improve as long as crude oil and natural gas prices remain at the historically high levels experienced during the second half of 2004. Total number of rigs owned at the end of 2004 as compared to 2003 increased by a net of four rigs, resulting from five additional FlexRigs being completed during the year and removing from service one older conventional rig. As a result of the new rigs put in service, and a full year of depreciation of rigs put in service during 2003, total U.S. land rig depreciation increased 26.4 percent from 2003 to 2004. It is anticipated that depreciation will increase during 2005, but at a much lower rate than in 2004.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003	2004	2003	% Change
	(in thousands, except operating statistics)
U.S. OFFSHORE OPERATIONS
Revenues	$84,993	$112,633	(24.5)%
Direct operating expenses	52,987	60,589	(12.5)
General and administrative expense	3,256	2,939	10.8
Depreciation	12,107	12,799	(5.4)
Asset impairment charge	51,516	—	—

Operating profit (loss)*	$(34,873)	$36,306	(196.1)

Operating Statistics:
Activity days	2,088	2,233	(6.5)%
Average rig revenue per day	$29,432	$38,239	(23.0)
Average rig expense per day	$16,509	$17,822	(7.4)
Average rig margin per day	$12,923	$20,417	(36.7)
Number of owned rigs at end of period	11	12	(8.3)
Rig utilization	48%	51%	(5.9)

Operating statistics for per day revenue, expense and margin do not include reimbursements of “out-of-pocket” expenses and exclude the effects of offshore platform management contracts.

Operating profit in the Company’s U.S. offshore platform rig operations fell from $36.3 million during 2003 to a loss of $34.9 million in 2004 due primarily to the asset impairment charge of $51.5 million. Excluding the asset impairment charge, operating profit would have been $16.6 million for 2004, which is a $19.7 million decline from 2003.

	2004	2003
	(in millions)
Operating profit (loss), as reported	$(34.9)	$36.3
Asset impairment charge	51.5	—

Operating profit, excluding asset impairment charge	$16.6	$36.3

*	Note: This table is a reconciliation of operating profit (loss) for the offshore platform segment for fiscal 2004 and 2003, which is provided to assist with yearly comparisons.

Financial performance during 2004 was hindered by continued softness in the offshore platform rig market which kept rig utilizations at an average of 48 percent for 2004. More importantly, total revenues and revenue per day declined due to changes in the nature of contract terms on several of the Company’s rigs. During 2003, contracts for two of the Company’s newest rigs terminated and were renegotiated at lower dayrates just prior to the end of the year. Additionally, two other rigs that were working at full dayrates during 2003 were changed to standby status, thereby reducing total revenues and profitability. These specific transactions, coupled with an overall softening in the market, caused average rig revenue and margin per rig day to decline during 2004.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003	2004	2003	% Change
	(in thousands, except operating statistics)
INTERNATIONAL OPERATIONS
Revenues	$150,698	$109,812	37.2%
Direct operating expenses	113,988	81,461	39.9
General and administrative expense	2,144	3,110	(31.1)
Depreciation	20,530	20,092	2.2

Operating profit	$14,036	$5,149	172.6

Operating Statistics:
Activity days	6,266	4,515	38.8%
Average rig revenue per day	$19,884	$19,603	1.4
Average rig expense per day	$14,278	$14,140	1.0
Average rig margin per day	$5,606	$5,463	2.6
Number of owned rigs at end of period	32	32	—
Rig utilization	54%	39%	38.5

Operating statistics of per day revenue, expense and margin do not include reimbursements of “out-of-pocket” expenses and exclude the effects of management contracts and currency revaluation expense.

Included in international operations revenue and margin per day calculations for fiscal 2004 is an insurance gain of $1.7 million. Without the insurance gain, the revenue per day and margin per day would have been $19,616 and $5,338, respectively.

Operating profit for the Company’s international operations increased 172.6 percent from 2003 to 2004 due to higher rig activity, improved margin per rig day, and lower general and administrative expense resulting from reduced salary, bonus and travel expense. Rig activity improved, primarily due to improved demand in the Company’s largest international operation in Venezuela. Venezuelan operations improved substantially as the government-owned oil company, PDVSA, increased their spending in an attempt to improve overall production rates following the reduction in production caused by a workers’ strike and attempted coup in Venezuela during 2003. Despite overall improvement of conditions in Venezuela, the currency there was devalued during the year, resulting in a loss of $1.9 million for 2004. (See MD&A Section on Foreign Currency Exchange Rate Risk for more discussion.) Additionally, Company operations improved substantially in Bolivia and Hungary. Although operations in Chad ceased at the end of 2004, and it is anticipated that Hungary’s operations will cease during the first half of 2005, the Company expects that operations will improve in the Company’s operations located in Venezuela, Colombia and Ecuador during 2005. Late in 2004 and during the first quarter of 2005, the Company returned to the United States five of its 32 international land rigs. Two of the five rigs have contracts for work as of the first quarter of 2005. Three of the five rigs were scheduled to arrive during the first quarter 2005 in the U.S. for an assessment of their viability in the U.S. market. As a result of the improved demand for contract drilling work in South America, and the reduction in available Company rigs, it is anticipated that rig utilizations will improve during 2005.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003	2004	2003	% Change
	(in thousands)
REAL ESTATE
Revenues	$9,842	$10,893	(9.6)%
Direct operating expenses	3,347	1,789	87.1
Depreciation	2,253	2,535	(11.1)

Operating profit	$4,242	$6,569	(35.4)

Operating profit in the Company’s Real Estate division fell 35.4 percent from 2003 to 2004, but performance of its core operations actually improved. The reduction in operating profit was due primarily to a decline in the profits recorded for the sale of raw land in 2004 versus 2003. While the sale of raw land has not been an ongoing component of income in the Real Estate division, the Company recorded gains on sales of land totaling $1.0 million and $2.7 million in 2004 and 2003, respectively. Direct operating expenses increased as compared to 2003 due to demolition costs in 2004 of over $.8 million relating to the razing of the Company’s former headquarters building, and an increase in advertising expense.

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

The Company’s operating profit in its U.S. land rig operations fell by 39.1 percent from 2002 to 2003, despite the fact that commodity prices were very strong during 2003. Historically high crude oil and natural gas prices, and an increasing industry rig count in the United States were all strong signals for an up cycle that could benefit oil service and contract drilling companies. However, in spite of increasing rig activity, average dayrates and margins per rig day fell during 2003. Even with higher industry rig counts, the additional capacity added by companies like Helmerich & Payne, along with intense rig-on-rig price competition, delayed improvements in dayrates and margins. More particularly with Helmerich & Payne, 2002 dayrates were aided by the remaining term left on some of the contracts for work relating to FlexRig2s that were completed and commenced work during 2001. Those relatively high dayrates and margins did not continue at those levels during 2003 after contracts expired. The Company’s increase in rig capacity was brought about by its FlexRig3 construction program that began during 2002. During 2003, 19 FlexRig3s were completed and put into service. Two first generation FlexRigs were sent overseas for work in Hungary and Chad. As a result of the construction program, the Company’s investment in drilling equipment rose significantly, thereby resulting in an increase in depreciation expense.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2003 AND 2002	2003	2002	% Change
	(in thousands, except operating statistics)
U.S. OFFSHORE OPERATIONS
Revenues	$112,633	$132,249	(14.8)%
Direct operating expenses	60,589	79,301	(23.6)
General and administrative expense	2,939	3,451	(14.8)
Depreciation	12,799	10,809	18.4

Operating profit	$36,306	$38,688	(6.2)

Operating Statistics:
Activity days	2,233	3,286	(32.0)%
Average rig revenue per day	$38,239	$30,424	25.7
Average rig expense per day	$17,822	$16,263	9.6
Average rig margin per day	$20,417	$14,161	44.2
Number of owned rigs at end of period	12	12	–
Rig utilization	51%	83%	(38.6)

Operating statistics of per day revenue, expense and margin do not include reimbursements of “out-of-pocket” expenses and exclude the effects of offshore platform management contracts.

During 2003, the Company experienced a reduction in activity days and rig utilization in its U.S. offshore platform rig operations. Total revenues and revenue per day during 2003 were aided by the recognition of revenue due to early termination of contracts and higher dayrates for three rigs. During the fourth quarter of 2003, one platform rig was stacked and two rigs that were working at full dayrate were changed to standby status. Capital expenditures were reduced dramatically due to the fact that there were no new platform rigs under construction during 2003, whereas two new platform rigs were completed during 2002.

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

Operating statistics of per day revenue, expense and margin do not include reimbursements of “out-of-pocket” expenses, the effects of management contracts, or the effect of currency revaluation expense.

Rig activity, revenues and operating profit in the Company’s international operations declined from 2002 to 2003. The general softness in the international markets was broad based and resulted in lower utilizations in each of the countries in which the Company operated during the 2002-2003 period. The Company’s Venezuelan operations, where the largest number of international rigs are located, were also hampered by an attempted coup, which resulted in a strike by workers at PDVSA, the government-owned oil company. The Company has currency risks in Venezuela described in detail later in the MD&A under Foreign Currency Exchange Rate Risk. Due to that exposure, the Company recorded currency devaluation losses for Venezuelan operations totaling $.6 million in 2003 and $4.4 million in 2002.

During 2002, the Company recorded an estimated devaluation loss totaling $1.2 million in Argentina when that country experienced a dramatic economic collapse. As a result of the collapse, the government stopped the outflow of dollars from the country and required that former dollar obligations be paid in Argentina pesos. During 2003, the Company was able to reduce its 2002 estimated devaluation loss by approximately $1.0 million by securing agreements with its customers that limited the portion of the accounts receivable that was paid in pesos with the balance of such accounts receivable paid in U.S. dollars.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2003 AND 2002	2003	2002	% Change
	(in thousands)
REAL ESTATE
Revenues	$9,842	$10,893	(9.6)%
Direct operating expenses	3,347	1,789	87.1
Depreciation	2,253	2,535	(11.1)

Operating profit	$4,242	$6,569	(35.4)

Operating profit increased by 29.7 percent from 2002 to 2003 in the Company’s Real Estate division, primarily due to the sale of approximately 15 acres of raw land from the Company’s South Park investment. Pre-tax profit from the sale of land was approximately $2.7 million. Depreciation expense increased in 2003 due to the acceleration of depreciation on the Company’s headquarters building, which was demolished in 2004. Overall combined occupancy and resulting revenues generated from all the other real estate properties did not materially fluctuate from 2002 to 2003.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s capital spending for continuing operations was $89 million in 2004, $246.3 million in 2003, and $312.1 million in 2002. Net cash provided from operating activities for those same time periods was $135.4 million in 2004, $96.5 million in 2003, and $151.8 million in 2002. In addition to the net cash provided by operating activities, the Company also generated net proceeds from the sale of portfolio securities of $30.9 million in 2004, $18.2 million in 2003, and $47.1 million in 2002. The Company’s 2005 capital spending estimate is $55 million, down from $89 million in 2004 due to the completion of the FlexRig construction in March, 2004.

During 2000, the Company announced its FlexRig2 program under which it would construct 12 new FlexRigs at an approximate cost of between $7.5 and $8.25 million each. During 2001, the Company completed construction on seven of those 12 rigs. Additionally, the Company announced in 2001 that it would embark on another construction project (FlexRig3 program) to build an additional 25 FlexRigs at an approximate cost of $11.0 million each. During 2002, the Company completed the remaining five rigs in the FlexRig2 program and the first eight rigs in the FlexRig3 program. During 2003, the remaining 17 rigs originally planned in the FlexRig3 program were completed. Another seven FlexRig3s were scheduled for construction, two of which were completed by the end of fiscal 2003, and five were completed by March, 2004.

In August 2002, the Company entered into a $200 million intermediate-term unsecured debt obligation with staged maturities from 5 to 12 years and a weighted average interest rate of 6.31 percent.

Funding of the notes occurred on August 15, 2002 and October 15, 2002 in equal amounts of $100 million. The terms of the debt obligations require the Company to maintain a minimum ratio of debt to total capitalization. Proceeds from the intermediate-term debt were used to repay the balance of the Company’s outstanding debt of $50 million in September 2002, to help fund the Company’s rig construction program and for other general corporate purposes.

On September 30, 2004, the Company had a committed unsecured line of credit totaling $50 million, with no money drawn and letters of credit totaling $13 million outstanding against the line. The line of credit matures in 2005 and bears interest of LIBOR plus .875 percent to 1.125 percent depending on certain financial ratios of the Company. The Company must maintain certain financial ratios including debt to total capitalization and debt to earnings before interest, taxes, depreciation, and amortization, and maintain a minimum level of tangible net worth.

Current ratios for September 30, 2004, and 2003 were 4.1 and 2.3, respectively. The debt to total capitalization ratio was 18 percent and 20 percent at September 30, 2004 and 2003, respectively. Additionally, the Company manages a large portfolio of marketable securities that, at the close of 2004, had a market value of $240.7 million. The Company’s investments in Atwood Oceanics, Inc., and Schlumberger, Ltd., made up almost 94 percent of the portfolio’s market value on September 30, 2004. The value of the portfolio is subject to fluctuation in the market and may vary considerably over time. Excluding the Company’s equity-method investments, the portfolio is recorded at fair value on the Company’s balance sheet for each reporting period. In July 2004, Atwood Oceanics, Inc., (Atwood) the Company’s equity affiliate, filed a Registration Statement covering all 3,000,000 shares of Atwood stock owned by H&P.

On October 19, 2004, Atwood and Helmerich & Payne closed a public offering in which Helmerich & Payne sold 1,000,000 Atwood shares and received approximately $45.8 million. The Company now owns 2,000,000 shares or approximately 13.3 percent of the outstanding shares of Atwood.

During 2004, the Company paid a dividend of $.3225 per share, or a total of $16.2 million, representing the 32nd consecutive year of dividend increases.

STOCK PORTFOLIO HELD BY THE COMPANY

September 30, 2004	Number of Shares	Cost Basis	Market Value
	(in thousands, except share amounts)
Atwood Oceanics, Inc.	3,000,000	$57,824	$142,620
Schlumberger, Ltd.	1,230,000	19,539	82,791
Other		8,272	15,298

Total		$85,635	$240,709

MATERIAL COMMITMENTS

The Company has no off balance sheet arrangements. The Company’s contractual obligations as of September 30, 2004, are summarized in the table below:

Payments Due By Year	Total	2005	2006	2007	2008	2009	After 2009
	(in thousands)
Long-term debt (a)	$200,000	$—	$—	$25,000	$—	$25,000	$150,000
Operating leases (b)	9,929	2,542	2,261	1,844	1,412	1,408	462

Total Contractual Obligations	$209,929	$2,542	$2,261	$26,844	$1,412	$26,408	$150,462

(a) See Note 4 “Long-term Debt” to the Company’s Consolidated Financial Statements.

(b) See Note 14 “Commitments and Contingencies” to the Company’s Consolidated Financial Statements.

The above table does not include obligations for the Company’s pension plan, for which the recorded liability at September 30, 2004 is $19.2 million. Based on current information available from plan actuaries, the Company anticipates no contributions will be made in 2005. Future contributions beyond 2005 are difficult to estimate due to multiple variables involved.

CRITICAL ACCOUNTING POLICIES

The Company’s consolidated financial statements are impacted by the accounting policies used and the estimates and assumptions made by management during their preparation. The following is a discussion of the critical accounting policies, which relate to property, plant and equipment, impairment of long-lived assets, self-insurance accruals, and revenue recognition. Other significant accounting policies are summarized in Note 1 in the notes to the consolidated financial statements.

Property, plant and equipment, including renewals and betterments, are stated at cost, while maintenance and repairs are expensed as incurred. Interest costs applicable to the construction of qualifying assets are capitalized as a component of the cost of such assets. The Company provides for the depreciation of property, plant and equipment using the straight-line method over the estimated useful lives of the assets. Upon retirement or other disposal of fixed assets, the cost and related accumulated depreciation are removed from the respective accounts and any gains or losses are recorded in results of operations.

The Company’s management assesses the potential impairment of its long-lived assets whenever events or changes in conditions indicate that the carrying value of an asset may not be recoverable. Changes that trigger such an assessment may include equipment obsolescence, changes in the market demand for a specific asset, periods of relatively low rig utilizations, declining revenue per rig day, declining cash margin per rig day, completion of specific contracts, and/or overall changes in general market conditions. If a review of the long-lived assets indicates that the carrying value of certain of these assets is more than the estimated undiscounted future cash flows, an impairment charge is made to adjust the carrying value to the estimated fair market value of the asset. See additional discussion of impairment assumptions, including determination of fair value, under Results of Operations. Use of different assumptions could result in an impairment charge different from that reported.

The Company is self-insured or maintains high deductibles for certain losses relating to worker’s compensation, general, product, and auto liabilities. Generally, deductibles are $2 million per occurrence on claims that fall under these coverages. Insurance is also purchased on rig properties and generally deductibles are $1 million per occurrence. Excess insurance is purchased over these coverages to limit the Company’s exposure to catastrophic claims, but there can be no assurance that such coverage will respond or be adequate in all circumstances. Retained losses are estimated and accrued based upon our estimates of the aggregate liability for claims incurred, and using the Company’s historical loss experience and estimation methods that are believed to be reliable. Nonetheless, insurance estimates include certain assumptions and management judgments regarding the frequency and severity of claims, claim development, and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense that would be reported under these programs.

The Company’s pension benefit costs and obligations are dependent on various actuarial assumptions. The Company makes assumptions relating to discount rates, rate of compensation increase, and expected return on plan assets. The Company bases its discount rate assumption on current yields on AA-rated corporate long-term bonds. The rate of compensation increase assumption reflects actual experience and future outlook. The expected return on plan assets is determined based on historical portfolio results and future expectations of rates of return. Actual results that differ from estimated assumptions are accumulated and amortized over the estimated future working life of the plan participants and could therefore affect expense recognized and obligations recorded in future periods.

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

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Rate Risk The Company has international operations in Hungary and in several South American countries, as well as a labor contract for work in Equatorial Guinea and Russia. With the exception of Venezuela, the Company’s exposure to currency valuation losses is usually minimal due to the fact that virtually all invoice billings and receipts in other countries are in U.S. dollars. Even though the Company’s contract with its customers in Argentina was in U.S. dollars, the Company recorded a devaluation loss as Argentina experienced a dramatic economic collapse during 2002.

As a result of the economic collapse, the government stopped the outflow of dollars from the country and required that former dollar obligations be paid in Argentina pesos, resulting in the Company recording an estimated loss of $1.2 million in 2002. The Company was able to reduce this estimated loss by approximately $1.0 million during 2003 by securing agreements with its customers that limited the portion of the accounts receivable that was paid in pesos with the balance of such accounts receivable paid in U.S. dollars. At the present time, the Company has one rig working in Argentina.

The Company is exposed to risks of currency devaluation in Venezuela primarily as a result of bolivar receivable balances and bolivar cash balances. In Venezuela, approximately 60% of the Company’s invoice billings to the Venezuelan state oil company, PDVSA, are in U.S. dollars and 40% are in the local currency, the bolivar. PDVSA typically pays all amounts owed in bolivars. The Company, historically, has usually been able to convert the bolivars received in payment of the dollar-based billings into dollars in a timely manner and thus avoid, in large measure, devaluation losses pertaining to these dollar-based invoices. In compliance with applicable regulations the Company on October 1, 2003, submitted a request to the Venezuelan government seeking permission to convert existing bolivar balances into U.S. dollars. In January 2004, the Venezuelan government approved the conversion of bolivar cash balances to U.S. dollars and the remittance of $8.8 million U.S. dollars as dividends by the Company’s Venezuelan subsidiary to the U.S. based parent. As a consequence, the Company’s exposure to currency devaluation was reduced by this amount.

As stated above, the Company is exposed to risks of currency devaluation in Venezuela primarily as a result of bolivar receivable balances and bolivar cash balances. As a result of the 20% devaluation of the bolivar during fiscal 2004 (from September 2003 through August 2004), the Company experienced total devaluation losses of $1.9 million during that same period. This 20% devaluation loss may not be reflective of the actual potential for future devaluation losses because of the exchange controls that are currently in place. There have been recent press reports of a potential devaluation in calendar 2005. However, the exact amount and timing of such devaluation is uncertain. While the Company is unable to predict future devaluation in Venezuela, if fiscal 2005 activity levels are similar to fiscal 2004 and if a 10% to 20% devaluation were to occur, the Company could experience potential currency devaluation losses ranging from approximately $1.2 million to $2.3 million.

In late August 2003, the Venezuelan state petroleum company agreed, on a prospective basis, to pay a portion of the Company’s dollar-based invoices in U.S. dollars. While this is a positive development in light of the existing exchange controls, there is no guarantee as to how long this arrangement will continue. Were this agreement to end, the Company would revert back to receiving payments in bolivars and thus increase bolivar cash balances and exposure to devaluation.

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

Interest Rate Risk The Company’s interest rate risk exposure results primarily from short-term rates, mainly LIBOR-based on borrowings from its commercial banks. The Company currently maintains all of its debt portfolio in fixed-rate debt. In the past, the Company has entered into financial instruments such as interest rate swaps and may consider this and other financial instruments in the future to manage the portfolio mix between fixed and floating rate debt and to mitigate the impact of changes in interest rates based on management’s assessment of future interest rates, volatility of the yield curve and the Company’s ability to access the capital markets in a timely manner.

Due to the fact that all of the Company’s debt at year-end has fixed rate interest obligations, there is no current risk due to interest rate fluctuation.

The following tables provide information as of September 30, 2004 and 2003 about the Company’s interest rate risk sensitive instruments:

INTEREST RATE RISK (in thousands)

						After		Fair Value
	2005	2006	2007	2008	2009	2009	Total	@ 9/30/04
Fixed Rate Debt	–	–	$25,000	–	$25,000	$150,000	$200,000	$216,400
Average Interest Rate	–	–	5.5%	–	5.9%	6.5%	6.3%
Variable Rate Debt	$30,000	$–	$–	$–	$–	$–	$30,000	$30,000
Average Interest Rate (a)	–	–	–	–	–	–	–	(a )

(a) LIBOR plus an increment of .875 to 1.125% depending on certain financial ratios.

INTEREST RATE RISK (in thousands)

						After			Fair Value
	2004	2005	2006	2007	2008	2008	Total		@ 9/30/03
Fixed Rate Debt	$–	$–	$–	$25,000	$–	$175,000	$200,000		$226,500
Average Interest Rate	–	–	–	5.5%	–	6.4%	6.3%
Variable Rate Debt	$30,000	$–	$–	$–	$–	$–	$30,000		$30,000
Average Interest Rate (a)	–	–	–	–	–	–	(a	)

(a) LIBOR plus an increment of .875 to 1.125% depending on certain financial ratios.

Equity Price Risk. On September 30, 2004, the Company owned stocks in other publicly held companies with a total market value of $240.7 million. The Company’s investments in Atwood Oceanics, Inc., and Schlumberger, Ltd., made up almost 94 percent of the portfolio’s market value at September 30, 2004. Although the Company sold a portion of its position in Schlumber in 2004 and Atwood in the first quarter of 2005, the Company has no specific plans to sell additional securities, but may sell additional securities based on market conditions and other circumstances. These securities are subject to a wide variety and number of market-related risks that could substantially reduce or increase the market value of the Company’s holdings. Except for the Company’s holdings in its equity affiliate, Atwood Oceanics, Inc., the portfolio is recorded at fair value on its balance sheet with changes in unrealized after-tax value reflected in the equity section of its balance sheet. Any reduction in market value would have an impact on the Company’s debt ratio and financial strength. The total market value of the portfolio of securities was $169.5 million at September 30, 2003.

Report of Independent
Registered Public Accounting Firm

The Board of Directors and Shareholders
Helmerich & Payne, Inc.

We have audited the accompanying consolidated balance sheets of Helmerich & Payne, Inc. as of September 30, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Helmerich & Payne, Inc. at September 30, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2004, in conformity with U.S. generally accepted accounting principles.

Tulsa, Oklahoma
November 23, 2004

Consolidated Statements of Income

Years Ended September 30,	2004	2003	2002
	(in thousands, except per share amounts)
REVENUES
Operating revenues	$593,326	$507,331	$523,803
Income from investments	27,602	7,953	28,076

	620,928	515,284	551,879

COSTS AND EXPENSES
Direct operating costs	416,631	345,537	361,669
Depreciation	94,425	82,513	61,447
Asset impairment charge	51,516	—	—
General and administrative	37,661	41,003	36,563
Interest	12,695	12,289	980

	612,928	481,342	460,659

Income from continuing operations before income taxes and equity in income (loss) of affiliates	8,000	33,942	91,220

Provision for income taxes	4,365	14,649	40,573

Equity in income (loss) of affiliates net of income taxes	724	(1,420)	3,059

Income from continuing operations	4,359	17,873	53,706
Income from discontinued operations	—	—	9,811

NET INCOME	$4,359	$17,873	$63,517

Basic earnings per common share:
Income from continuing operations	$0.09	$0.36	$1.08
Income from discontinued operations	—	—	0.19

Net income	$0.09	$0.36	$1.27

Diluted earnings per common share:
Income from continuing operations	$0.09	$0.35	$1.07
Income from discontinued operations	—	—	0.19

Net income	$0.09	$0.35	$1.26

Average common shares outstanding (in thousands):
Basic	50,312	50,039	49,825
Diluted	50,833	50,596	50,345

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets

ASSETS

September 30,	2004	2003
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	$65,296	$38,189
Accounts receivable, less reserve of $1,265 in 2004 and $1,319 in 2003	133,262	91,088
Inventories	20,826	22,533
Deferred income taxes	4,346	1,935
Prepaid expenses and other	22,156	45,721

Total current assets	245,886	199,466

INVESTMENTS	161,532	158,770

PROPERTY, PLANT AND EQUIPMENT, at cost:
Contract drilling equipment	1,531,937	1,490,389
Construction in progress	1,228	45,004
Real estate properties	56,307	56,247
Other	93,640	87,570

	1,683,112	1,679,210
Less-accumulated depreciation and amortization	684,438	621,005

Net property, plant and equipment	998,674	1,058,205

OTHER ASSETS	752	1,329

TOTAL ASSETS	$1,406,844	$1,417,770

The accompanying notes are an integral part of these statements.

LIABILITIES AND SHAREHOLDERS’ EQUITY

September 30,	2004	2003
	(in thousands, except share data)
CURRENT LIABILITIES:
Notes payable	$—	$30,000
Accounts payable	28,012	29,630
Accrued liabilities	31,891	28,988

Total current liabilities	59,903	88,618

NONCURRENT LIABILITIES:
Long-term notes payable	200,000	200,000
Deferred income taxes	194,573	183,672
Other	38,258	28,229

Total noncurrent liabilities	432,831	411,901

SHAREHOLDERS’ EQUITY:
Common stock, $.10 par value, 80,000,000 shares authorized, 53,528,952 shares issued	5,353	5,353
Preferred stock, no par value, 1,000,000 shares authorized, no shares issued	—	—
Additional paid-in capital	85,466	83,302
Retained earnings	828,763	840,776
Unearned compensation	—	(10)
Accumulated other comprehensive income	36,252	33,668

	955,834	963,089
Less treasury stock, 3,083,516 shares in 2004 and 3,388,588 shares in 2003, at cost	41,724	45,838

Total shareholders’ equity	914,110	917,251

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,406,844	$1,417,770

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders’ Equity

	Common Stock		Additional Paid-in	Unearned	Retained	Treasury Stock		Accumulated Other Comprehensive
	Shares	Amount	Capital	Compensation	Earnings	Shares	Amount	Income (Loss)	Total
	(in thousands, except per share amounts)
Balance, September 30, 2001	53,529	$5,353	$80,324	$(1,812)	$943,105	3,676	$(49,802)	$49,309	$1,026,477
Comprehensive Income:
Net Income					63,517				63,517
Other comprehensive loss:
Unrealized losses on available-for-sale securities, net								(25,449)	(25,449)
Derivatives instruments losses, net								(68)	(68)
Minimum pension liability adjustment, net								(7,612)	(7,612)

Total other comprehensive loss									(33,129)

Total comprehensive income									30,388

Distribution of Cimarex Energy Co. Stock					(152,201)				(152,201)
Cash dividends ($.31 per share)					(15,492)				(15,492)
Exercise of stock options			1,099			(181)	2,455		3,554
Forfeiture of Restricted Stock Award			88	156		23	(244)
Tax benefit of stock-based awards			978						978
Amortization of deferred compensation				1,466					1,466

Balance, September 30, 2002	53,529	5,353	82,489	(190)	838,929	3,518	(47,591)	16,180	895,170
Comprehensive Income:
Net Income					17,873				17,873
Other comprehensive income:
Unrealized gains on available-for-sale securities, net								15,005	15,005
Derivatives instruments amort., net								982	982
Minimum pension liability adjustment, net								1,501	1,501

Total other comprehensive gain									17,488

Total comprehensive income									35,361

Cash dividends ($.32 per share)					(16,026)				(16,026)
Exercise of stock options			441			(129)	1,753		2,194
Tax benefit of stock-based awards			372						372
Amortization of deferred compensation				180					180

Balance, September 30, 2003	53,529	5,353	83,302	(10)	840,776	3,389	(45,838)	33,668	917,251
Comprehensive Income:
Net Income					4,359				4,359
Other comprehensive income (loss):
Unrealized gains on available-for-sale securities, net								3,721	3,721
Derivatives instruments amort., net								72	72
Minimum pension liability adjustment, net								(1,209)	(1,209)

Total other comprehensive gain									2,584

Comprehensive income									6,943

Cash dividends ($.3225 per share)					(16,372)				(16,372)
Exercise of stock options			813			(305)	4,114		4,927
Tax benefit of stock-based awards			1,351						1,351
Amortization of deferred compensation				10					10

Balance, September 30, 2004	53,529	$5,353	$85,466	$—	$828,763	3,084	$(41,724)	$36,252	$914,110

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Years Ended September 30,	2004	2003	2002
	(in thousands)
OPERATING ACTIVITIES:
Income from continuing operations	$4,359	$17,873	$53,706

Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation	94,425	82,513	61,447
Asset impairment charge	51,516	—	—
Equity in (income) loss of affiliates before income taxes	(1,168)	2,290	(5,014)
Amortization of deferred compensation	10	180	1,122
Gain on sales of securities	(22,766)	(5,529)	(25,551)
Non-monetary investment (gain) loss	(2,521)	—	1,204
Gain on sale of property, plant and equipment	(5,377)	(3,689)	(1,392)
Deferred income tax expense	5,934	41,391	21,147
Other — net	(98)	336	791
Change in assets and liabilities:
Accounts receivable	(25,335)	1,516	24,148
Inventories	1,707	251	1,042
Prepaid expenses and other	24,142	(29,355)	24,381
Accounts payable	(1,618)	(11,415)	(3,769)
Accrued liabilities	2,870	(1,281)	955
Deferred income taxes	2,323	(166)	2,986
Other noncurrent liabilities	6,997	1,589	(5,429)

	131,041	78,631	98,068

Net cash provided by operating activities	135,400	96,504	151,774

INVESTING ACTIVITIES:
Capital expenditures	(88,972)	(246,301)	(312,064)
Proceeds from sale of property, plant and equipment	7,941	6, 720	4,135
Purchase of investments	—	—	(5,656)
Proceeds from sale of securities	14,033	18,215	47,146

Net cash used in investing activities	(66,998)	(221,366)	(266,439)

FINANCING ACTIVITIES:
Proceeds from long-term debt	—	100,000	100,000
Payments on long-term debt	—	—	(50,000)
(Decrease) increase in short-term notes	(30,000)	30,000	—
Dividends paid	(16,222)	(16,026)	(15,221)
Proceeds from exercise of stock options	4,927	2,194	3,554

Net cash provided by (used in) financing activities	(41,295)	116,168	38,333

DISCONTINUED OPERATIONS:
Net cash provided by operating activities	—	—	62,792
Net cash (used in) investing activities	—	—	(55,232)
Cash of discontinued operations at spinoff	—	—	(13,171)

Net cash used in discontinued operations	—	—	(5,611)

Net increase (decrease) in cash and cash equivalents	27,107	(8,694)	(81,943)
Cash and cash equivalents, beginning of period	38,189	46,883	128,826

Cash and cash equivalents, end of period	$65,296	$38,189	$46,883

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

September 30, 2004, 2003 and 2002

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Helmerich & Payne, Inc. (the Company), and its wholly-owned subsidiaries. Fiscal years of the Company’s foreign consolidated operations end on August 31 to facilitate reporting of consolidated results.

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

Certain amounts in the accompanying consolidated financial statements for prior periods have been reclassified to conform to current year presentation.

TRANSLATION OF FOREIGN CURRENCIES

The Company has determined that the functional currency for its foreign subsidiaries is the U.S. dollar. Foreign currency transaction gain (losses) were $(2.2) million, $.4 million, and $(5.5) million, for 2004, 2003, and 2002, respectively. These amounts are included in direct operating costs.

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

CAPITALIZATION OF INTEREST

The Company capitalizes interest on major projects during construction. Interest is capitalized on borrowed funds, with the rate based on the average interest rate on related debt. Capitalized interest for 2004, 2003, and 2002 was $.5 million, $1.8 million, and $2.5 million, respectively.

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

INVENTORIES AND SUPPLIES

Inventories and supplies are primarily replacement parts and supplies held for use in our drilling operations. Inventories and supplies are valued at the lower of cost (moving average or actual) or market value.

DRILLING REVENUES

Contract drilling revenues are comprised primarily of daywork drilling contracts for which the related revenues and expenses are recognized as work progresses. For certain contracts, the Company receives lump-sum payments for the mobilization of rigs and other drilling equipment. Revenues earned, net of direct costs incurred for the mobilization, are deferred and recognized over the term of the related drilling contract. Costs incurred to relocate rigs and other drilling equipment to areas in which a contract has not been secured are expensed as incurred. The Company recognizes reimbursements received for out-of-pocket expenses incurred as revenues and accounts for out-of-pocket expenses as direct costs.

RENT REVENUES

The Company enters into leases with tenants in its rental properties consisting primarily of retail and multi-tenant warehouse space. The lease terms of tenants occupying space in the retail centers and warehouse buildings range from one to ten years. Minimum rents are recognized on a straight-line basis over the term of the related leases. Overage and percentage rents are based on tenants’ sales volume. The Company’s rent revenues are as follows:

Years ended September 30,	2004	2003	2002
	(in thousands)
Minimum rents	$7,490	$7,333	$6,980
Overage and percentage rents	$1,207	$768	$915

At September 30, 2004, minimum future rental income to be received on noncancelable operating leases were as follows (in thousands):

Fiscal Year	Amount
2005	$6,525
2006	5,654
2007	5,103
2008	4,092
2009	3,175
Thereafter	7,765

Total	$32,314

INVESTMENTS

The cost of securities used in determining realized gains and losses is based on the average cost basis of the security sold. Net income in 2004 includes approximately $1.5 million, $0.03 per share on a diluted basis, on gains related to non-monetary transactions within the Company’s available-for-sale investment portfolio which were accounted for at fair value. Net income in 2002 includes a loss of approximately $.5 million, $0.01 per share on a diluted basis, resulting from the Company’s assessment that the decline in market value of certain available-for-sale securities below their financial cost basis was other than temporary. There were no losses in 2004 and 2003 as the result of a decline in market values that were considered other than temporary by the Company.

Investments in companies owned from 20 to 50 percent are accounted for using the equity method with the Company recognizing its proportionate share of the income or loss of each investee. The Company owned approximately 21.7 percent of Atwood Oceanics, Inc. (Atwood) at both September 30, 2004 and 2003. The quoted market value of the Company’s investment was $142.6 million and $72 million at September 30, 2004 and 2003, respectively. Retained earnings at September 30, 2004 and 2003 includes approximately $29 million and $28 million, respectively, of undistributed earnings of Atwood.

In October 2004, the Company sold 1,000,000 shares of its position in Atwood as part of a 2,175,000 share public offering of Atwood. The sale generated approximately $16.5 million ($0.32 per diluted share) of net income for the first quarter of fiscal 2005. With its remaining 2,000,000 shares of Atwood, the Company will own approximately 13.3 percent of Atwood. The Company will continue to account for Atwood on the equity method as the Company continues to have significant influence through its board of director seats.

Summarized financial information of Atwood is as follows:

September 30,	2003	2002	2001
		(in thousands)
Gross revenues	$163,454	$144,766	$149,157
Costs and expenses	155,867	157,568	120,872

Net income (loss)	$7,587	$(12,802)	$28,285

Helmerich & Payne, Inc.’s equity in net income (loss), net of income taxes	$724	$(1,414)	$4,206

Current assets	$92,966	$72,182	$71,813
Noncurrent assets	405,970	447,464	372,717
Current liabilities	60,053	40,504	24,416
Noncurrent liabilities	167,294	215,757	143,981
Shareholders’ equity	271,589	263,385	276,133

Helmerich & Payne, Inc.’s investment	$57,824	$56,655	$58,937

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

The Company has accrued a liability for estimated worker’s compensation claims incurred. The liability for other benefits to former or inactive employees after employment but before retirement is not material.

EARNINGS PER SHARE

Basic earnings per share is based on the weighted-average number of common shares outstanding during the period. Diluted earnings per share includes the dilutive effect of stock options and restricted stock.

EMPLOYEE STOCK-BASED AWARDS

Employee stock-based awards are accounted for under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Fixed plan common stock options generally do not result in compensation expense, because the exercise price of the options issued by the Company equals the market price of the underlying stock on the date of grant. The plans under which the Company issues stock based awards are described more fully in Note 6. The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.”

September 30,	2004	2003	2002
	(in thousands, except per share amounts)
Net income, as reported	$4,359	$17,873	$63,517
Add: Stock-based employee compensation expense included in the Consolidated Statementsof Income, net of related tax effects	6	112	909
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(4,172)	(4,387)	(3,354)

Pro forma net income	$193	$13,598	$61,072

Earnings per share:
Basic-as reported	$0.09	$0.36	$1.27

Basic-pro forma	$0.00	$0.27	$1.23

Diluted-as reported	$0.09	$0.35	$1.26

Diluted-pro forma	$0.00	$0.27	$1.21

These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future years.

TREASURY STOCK

Treasury stock purchases are accounted for under the cost method whereby the cost of the acquired stock is recorded as treasury stock. Gains and losses on the subsequent reissuance of shares are credited or charged to additional paid-in-capital using the average-cost method.

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

Under terms of a tax sharing agreement, each party has agreed to indemnify the other in respect of all taxes for which it is responsible under the tax sharing agreement. Cimarex is responsible for all taxes related to the exploration and production business for all past and future periods, including all taxes arising from the Cimarex business prior to the time Cimarex was formed, and agrees to hold the Company harmless in respect of those taxes. Cimarex is entitled to receive all refunds and credits of taxes previously paid with respect to the exploration and production business. Cimarex will not receive the benefit of any loss or similar tax attribute arising during the time that losses from the Cimarex business are included in the Company’s consolidated federal income tax return. The Company remains responsible for all taxes related to the business of the Company other than the exploration and production business and has agreed to indemnify Cimarex in respect of any liability for any such taxes.

Summarized results of discontinued operations for the year ended September 30, 2002 is as follows:

September 30,	2002
(in thousands)
Revenues	$172,827
Income from operations:
Income before income taxes	15,138
Tax provision	5,327

Income from discontinued operations	$9,811

NOTE 3 IMPAIRMENT OF LONG-LIVED ASSETS

The Company periodically evaluates long-lived assets when events or circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable. Changes that could trigger such an assessment may include a significant decline in revenue or cash margin per day, extended periods of low rig utilization, changes in market demand for a specific asset, obsolescence, completion of specific contracts, and/or overall general market conditions. If a review of the long-lived assets indicates that the carrying value of certain of these assets is more than the estimated undiscounted future cash flows, an impairment charge is made to adjust the carrying value to the estimated fair market value of the asset.

In evaluating the Company’s U.S. Offshore Platform business in the Gulf of Mexico, indicators of impairment were present, including declines in revenue and margin per day, industry and Company platform rig utilization, and bid activity. As the result of the declining financial trends and the generally unfavorable market conditions in the Gulf of Mexico, management completed an analysis of the general market conditions in the offshore platform rig business and the prospective market demand for each of the 12 offshore rigs owned by the Company. Based on this analysis, management determined that the carrying value of certain offshore rigs exceeded the estimated undiscounted future cash flows associated with these assets; therefore, an impairment charge was required. The amount of the impairment charge represented the difference between the estimated fair value of the asset and its carrying value. Because quoted market prices are not available for offshore platform rigs, the fair value was determined based on estimated discounted future cash flows and rig utilization. Cash flows were estimated by management considering factors such as prospective market demand, recent changes in technology and its effect on each rig’s marketability and cash investment required, suitability of rig size and makeup to existing platforms, and new competitive dynamics due to lower industry utilization.

Based on its analysis, the Company recorded a $51.5 million pre-tax impairment charge to the Offshore Platform segment in the fourth quarter of fiscal 2004. In conjunction with the impairment charge, the Company retired rig 108 at September 30, 2004, which brings the number of available platform rigs to eleven. The Company also reduced the depreciable lives of five platform rigs to four years and the salvage value of each of the offshore rigs to $1.0 million. As a result of the impairment charge and the change in depreciable lives and salvage values, depreciation expense in future years in the Offshore Platform segment will be reduced by approximately $2.0 million a year.

NOTE 4 NOTES PAYABLE AND LONG-TERM DEBT

At September 30, 2004, the Company had $200 million in long-term debt outstanding at fixed rates and maturities as summarized in the following table.

(In thousands)
Issue Amount	Maturity Date	Interest Rate
$25,000	August 15, 2007	5.51%
$25,000	August 15, 2009	5.91%
$75,000	August 15, 2012	6.46%
$75,000	August 15, 2014	6.56%

The terms of the debt obligations require the Company to maintain a minimum ratio of debt to total capitalization. The proceeds of the debt issuances were used to repay $50 million of outstanding debt, to fund the Company’s rig construction program and for other general corporate purposes. This debt is held by various entities including $8.0 million held by a company affiliated with one of the Company’s Board members.

At September 30, 2004, the Company had a committed unsecured line of credit totaling $50 million. Letters of credit totaling $13 million were outstanding against the line, leaving $37 million available to borrow. Under terms of the line of credit, the Company must maintain certain financial ratios including debt to total capitalization and debt to earnings before interest, taxes, depreciation, and amortization, and maintain certain levels of liquidity and tangible net worth. The interest rate varies based on LIBOR plus .875 to 1.125 percent or prime minus 1.75 percent to prime minus 1.50 percent depending on ratios described above.

NOTE 5 INCOME TAXES

The components of the provision (benefit) for income taxes from continuing operations are as follows:

Years Ended September 30,	2004	2003	2002
		(In thousands)
CURRENT:
Federal	$(5,997)	$(34,495)	$13,324
Foreign	4,622	6,870	5,080
State	(194)	883	1,022

	(1,569)	(26,742)	19,426

DEFERRED:
Federal	4,037	42,835	16,019
Foreign	1,902	(3,383)	3,732
State	(5)	1,939	1,396

	5,934	41,391	21,147

TOTAL PROVISION:	$4,365	$14,649	$40,573

The amounts of domestic and foreign income (loss) from continuing operations are as follows:

Years Ended September 30,	2004	2003	2002
	(In thousands)
Income (loss) from continuing operations before income taxes and equity in income (loss) of affiliates:
Domestic	$(2,972)	$31,164	$82,012
Foreign	10,972	2,778	9,208

	$8,000	$33,942	$91,220

The components of the Company’s net deferred tax liabilities are as follows:

September 30,	2004	2003
	(In thousands)
Deferred tax liabilities:
Property, plant and equipment	$188,409	$164,078
Available-for-sale securities	28,203	25,106
Equity investments	17,793	17,349

Total deferred tax liabilities	234,405	206,533

Deferred tax assets:
Pension reserves	7,283	4,918
Insurance reserves	4,452	3,688
Net operating loss carryforwards	21,077	4,074
Alternative minimum tax credit carryforwards	2,542	5,333
Financial accruals	7,574	4,446
Other	1,250	2,337

Total deferred tax assets	44,178	24,796

Net deferred tax liabilities	$190,227	$181,737

Reclassifications have been made to the fiscal 2003 balances for certain components of deferred tax assets and liabilities in order to conform to the current year’s presentation.

Deferred tax assets and liabilities included in the consolidated balance sheets are as follows:

September 30,	2004	2003
	(In thousands)
Other current assets	$4,346	$1,935
Deferred income taxes	(194,573)	(183,672)

Total	$(190,277)	$(181,737)

As of September 30, 2004, the Company’s federal and state net operating loss carryforwards for income tax purposes were approximately $43 million and $66 million, respectively. If not utilized, the federal net operating loss carryforwards will expire in fiscal 2024, and the state net operating loss carryforwards will begin to expire in fiscal 2008.

Effective income tax rates on income from continuing operations as compared to the U.S. Federal income tax rate are as follows:

Years Ended September 30,	2004	2003	2002
U.S. Federal income tax rate	35%	35%	35%
Effect of foreign taxes	18	4	7
State income taxes	—	4	2
Other	2	—	—

Effective income tax rate	55%	43%	44%

NOTE 6 SHAREHOLDERS’ EQUITY

In December 2001, the board of directors authorized the repurchase of up to 2,000,000 shares per calendar year of the Company’s common stock in the open market or private transactions. The repurchased shares will be held in treasury and used for general corporate purposes including use in the Company’s benefit plans. The Company did not repurchase any shares in fiscal 2004, 2003, or 2002.

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

In March 2001, the Company adopted the 2000 Stock Incentive Plan (the “Stock Incentive Plan”). The Stock Incentive Plan was effective December 6, 2000 and will terminate December 6, 2010. Under this plan, the Company is authorized to grant options for up to 3,000,000 shares of the Company’s common stock at an exercise price not less than the fair market value of the common stock on the date of grant. Up to 450,000 shares of the total authorized may be granted to participants as restricted stock awards. There were no restricted stock grants in fiscal 2004, 2003, or 2002.

On September 30, 2002, the Company distributed 100 percent of the common stock of Cimarex Energy Co. to the Company’s shareholders. The distribution was recorded as a dividend and resulted in a decrease to consolidated shareholders’ equity of approximately $152.2 million. Any options held by Cimarex employees at the distribution date were automatically forfeited per the terms of the Company’s stock incentive plans. Both vested and unvested options held by remaining participants at September 30, 2002 were adjusted (the number of options and exercise price) to reflect the change in the value of Company common stock as the result of the spinoff of Cimarex. The adjustment was made in such a way that the aggregate intrinsic value of the options and the ratio of the exercise price per share to the market value per share remained the same.

The following summary reflects the stock option activity for the Company’s common stock and related information for 2004, 2003, and 2002 (shares in thousands):

	2004		2003		2002
		Weighted-Average		Weighted-Average		Weighted-Average
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price
Outstanding at October 1,	4,327	$21.41	3,875	$20.28	3,136	$25.78
Granted	469	24.18	611	27.74	820	29.89
Exercised	(305)	16.15	(130)	16.93	(181)	19.61
Adjustment for Cimarex spinoff	—	—	—	—	926	—
Forfeited/Expired	(34)	25.38	(29)	23.85	(826)	28.15

Outstanding on September 30,	4,457	$22.03	4,327	$21.41	3,875	$20.28

Exercisable on September 30,	2,997	$20.62	2,575	$19.34	1,935	$19.07
Shares available to grant	1,158		1,597		2,195

The following table summarizes information about stock options at September 30, 2004 (shares in thousands):

	Outstanding Stock Options			Exercisable Stock Options
Range of		Weighted-Average	Weighted-Average		Weighted-Average
Exercise Prices	Options	Remaining Life	Exercise Price	Options	Exercise Price
$10.22 to $12.79	685	2.9	$11.86	685	$11.86
$18.83 to $22.66	1,550	5.6	$20.81	1,174	$20.22
$24.59 to $28.04	2,222	6.8	$26.01	1,138	$26.30

$10.22 to $28.04	4,457	5.8	$22.03	2,997	$20.62

The weighted-average fair value of options at their grant date during 2004, 2003, and 2002 was $10.24, $10.72, and $12.47, respectively. The estimated fair value of each option granted is calculated using the Black-Scholes option-pricing model. The following summarizes the weighted-average assumptions used in the model:

	2004	2003	2002
Risk-free interest rate	3.7%	3.1%	4.0%
Expected stock volatility	44%	48%	48%
Dividend yield	.8%	.8%	.8%
Expected years until exercise	5.5	4.5	4.5

On September 30, 2004, the Company had 50,445,436 outstanding common stock purchase rights (“Rights”) pursuant to terms of the Rights Agreement dated January 8, 1996. Under the terms of the Rights Agreement each Right entitled the holder thereof to purchase from the Company one half of one unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock (“Preferred Stock”), without par value, at a price of $90 per unit. The exercise price and the number of units of Preferred Stock issuable on exercise of the Rights are subject to adjustment in certain cases to prevent dilution. The Rights will be attached to the common stock certificates and are not exercisable or transferrable apart from the common stock, until ten business days after a person acquires 15 percent or more of the outstanding common stock or ten business days following the commencement of a tender offer or exchange offer that would result in a person owning 15 percent or more of the outstanding common stock. In the event the Company is acquired in a merger or certain other business combination transactions (including one in which the Company is the surviving corporation), or more than 50 percent of the Company’s assets or earning power is sold or transferred, each holder of a Right shall have the right to receive, upon exercise of the Right, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The Rights are redeemable under certain circumstances at $0.01 per Right and will expire, unless earlier redeemed, on January 31, 2006. As long as the Rights are not separately transferrable, the Company will issue one half of one Right with each new share of common stock issued.

NOTE 7 EARNINGS PER SHARE

A reconciliation of the weighted-average common shares outstanding on a basic and diluted basis is as follows:

	2004	2003	2002
		(in thousands)
Basic weighted-average shares	50,312	50,039	49,825
Effect of dilutive shares:
Stock options	521	555	508
Restricted stock	—	2	12

	521	557	520

Diluted weighted-average shares	50,833	50,596	50,345

At September 30, 2004, options to purchase 1,027,680 shares of common stock at a weighted-average price of $27.84 were outstanding, but were not included in the computation of diluted earnings per common share. Inclusion of these shares would be antidilutive.

At September 30, 2003, options to purchase 1,030,791 shares of common stock at a weighted-average price of $27.86 were outstanding but were not included in the computation of diluted earnings per common share. Inclusion of these shares would be antidilutive.

Restricted stock of 44,675 shares at a weighted-average price of $30.38 and options to purchase 451,421 shares of common stock at a weighted-average price of $27.98 were outstanding at September 30, 2002, but were not included in the computation of diluted earnings per common share. Inclusion of these shares would be antidilutive.

NOTE 8 FINANCIAL INSTRUMENTS

The Company had $200 million of long-term debt outstanding at September 30, 2004 which had an estimated fair value of $216.4 million. The debt was valued based on the prices of similar securities with similar terms and credit ratings. The Company used the expertise of an outside investment banking firm to assist with the estimate of the fair value of the long-term debt. The Company’s line of credit and notes payable bear interest at market rates and the cost of borrowings, if any, would approximate fair value. The estimated fair value of the Company’s available-for-sale securities is primarily based on market quotes.

The following is a summary of available-for-sale securities, which excludes those accounted for under the equity method of accounting (see Note 1):

		Gross Unrealized	Gross Unrealized	Estimated Fair
	Cost	Gains	Losses	Value
	(in thousands)
Equity Securities:
September 30, 2004	$27,811	$70,448	$170	$98,089
September 30, 2003	$33,300	$64,276	$0	$97,576

During the years ended September 30, 2004, 2003, and 2002, marketable equity available-for-sale securities with a fair value at the date of sale of $30.9 million, $18.2 million, and $46.7 million, respectively, were sold. For the same years, the gross realized gains on such sales of available-for-sale securities totaled $22.8 million, $8.6 million, and $25.9 million, respectively, and the gross realized losses totaled $7 thousand, $3.1 million and $232 thousand, respectively.

NOTE 9 ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The table below presents changes in the components of accumulated other comprehensive income (loss).

	Unrealized Appreciation
	(Depreciation)	Interest Rate	Minimum Pension
	on Securities	Swap	Liability	Total
	(in thousands)
Balance at September 30, 2001	$50,295	$(986)	$—	$49,309
2002 Change:
Pre-income tax amount	(16,228)	(127)	(12,277)	(28,632)
Income tax provision	6,167	48	4,665	10,880
Amortization of swap (net of $7 income tax benefit)	—	11	—	11
Realized gains in net income (net of $9,431 income tax)	(15,388)	—	—	(15,388)

	(25,449)	(68)	(7,612)	(33,129)

Balance at September 30, 2002	24,846	(1,054)	(7,612)	16,180

2003 Change:
Pre-income tax amount	29,731	—	2,421	32,152
Income tax provision	(11,298)	—	(920)	(12,218)
Amortization of swap (net of $602 income tax benefit)	—	982	—	982
Realized gains in net income (net of $2,101 income tax)	(3,428)	—	—	(3,428)

	15,005	982	1,501	17,488

Balance at September 30, 2003	39,851	(72)	(6,111)	33,668

2004 Change:
Pre-income tax amount	31,420	—	(1,951)	29,469
Income tax provision	(11,940)	—	742	(11,198)
Amortization of swap (net of $45 income tax benefit)	—	72	—	72
Realized gains in net income (net of $9,659 income tax)	(15,759)	—	—	(15,759)

	3,721	72	(1,209)	2,584

Balance at September 30, 2004	$43,572	$—	$(7,320)	$36,252

NOTE 10 EMPLOYEE BENEFIT PLANS

The Company maintains a noncontributory defined pension plan for substantially all U.S. employees who meet certain age and service requirements. In July 2003, the Company revised the Helmerich & Payne, Inc. Employee Retirement Plan (“Pension Plan”) to close the Pension Plan to new participants effective October 1, 2003, and reduce benefit accruals for current participants through September 30, 2006 at which time benefit accruals will be discontinued and the Pension Plan frozen.

The following table and other information in this footnote provide information at September 30 as to the Company sponsored domestic defined pension plan as required by SFAS No. 132 (Revised 2003), “Employers’ Disclosures About Pensions and Other Postretirement Benefits.”

Change in benefit obligation:

Years Ended September 30,	2004	2003
	(in thousands)
Benefit obligation at beginning of year	$71,174	$68,134
Service cost	3,943	5,401
Interest cost	4,403	4,423
Curtailments	—	(8,444)
Actuarial loss	5,985	6,269
Benefits paid	(3,283)	(4,609)

Benefit obligation at end of year	$82,222	$71,174

Change in plan assets:

Years Ended September 30,	2004	2003
	(in thousands)
Fair value of plan assets at beginning of year	$53,635	$48,286
Actual gain (loss) on plan assets	6,298	9,958
Benefits paid	(3,283)	(4,609)

Fair value of plan assets at end of year	$56,650	$53,635

Funded status of the plan	$(25,572)	$(17,539)
Unrecognized net actuarial loss	18,211	15,052
Unrecognized prior service cost	1	20
Accumulated other comprehensive loss (before tax)	(11,807)	(9,856)

Accrued benefit cost	$(19,167)	$(12,323)

Weighted-average assumptions:

Years Ended September 30,	2004	2003	2002
Discount rate	5.75%	6.25%	6.75%
Expected return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	5.00%	5.00%	5.00%

The Company anticipates that no funding of its Pension Plan will be required in fiscal 2005.

COMPONENTS OF NET PERIODIC PENSION EXPENSE:

Years Ended September 30,	2004	2003	2002
		(in thousands)
Service cost	$3,944	$5,401	$4,769
Interest cost	4,403	4,423	3,835
Expected return on plan assets	(4,232)	(3,807)	(4,804)
Amortization of prior service cost	19	180	238
Amortization of transition asset	—	—	(540)
Recognized net actuarial loss	760	1,550	120
Curtailment gain	—	84	—

Net pension expense	$4,894	$7,831	$3,618

The following table reflects the expected benefits to be paid from the Pension Plan in each of the next five fiscal years, and in the aggregate for the five years thereafter.

Years Ended September 30,
2005	2006	2007	2008	2009	2010-2014	Total
		(in thousands)
$3,967	$4,112	$4,134	$4,201	$4,278	$23,515	$44,207

Included in the Pension Plan is an unfunded supplemental executive retirement plan.

The accumulated benefit obligation for the defined Pension Plan was $75.7 million, $66.1 million and $55.7 million at September 30, 2004, 2003, and 2002, respectively.

The Company evaluates the Pension Plan to determine whether any additional minimum liability is required. As a result of changes in the interest rates, an adjustment to the minimum pension liability was required. The adjustment to the liability is recorded as a charge to accumulated other comprehensive loss, net of tax, in shareholders’ equity in the consolidated balance sheets.

INVESTMENT STRATEGY AND ASSET ALLOCATION

The Company’s investment policy and strategies are established with a long-term view in mind. The investment strategy is intended to help pay the cost of the Plan while providing adequate security to meet the benefits promised under the Plan. The Company maintains a diversified asset mix to minimize the risk of a material loss to the portfolio value that might occur from devaluation of any one investment. In determining the appropriate asset mix, the Company’s financial strength and ability to fund potential shortfalls are considered.

The expected long-term rate of return on plan assets is based on historical and projected rates of return for current and planned asset classes in the Plans’ investment portfolio after analyzing historical experience and future expectations of the return and volatility of various asset classes.

The target allocation for 2005 and the asset allocation for the domestic Pension Plan at the end of fiscal 2004 and 2003, by asset category, follows:

		Percentage of Plan Assets
	Target Allocation	At September 30,
Asset Category	2005	2004	2003
U.S. equities	56%	57%	57%
International equities	14	15	15
Fixed income	25	27	26
Real estate and other	5	1	2

Total	100%	100%	100%

The fair value of plan assets was $56.7 million and $53.6 million at September 30, 2004 and 2003, respectively, and the expected long-term rate of return on these plan assets was 8% in 2004 and 8% in 2003.

DEFINED CONTRIBUTION PLAN

Substantially all employees on the United States payroll of the Company may elect to participate in the Company sponsored 401(k)/Thrift Plan by contributing a portion of their earnings. The Company contributes amounts equal to 100 percent of the first five percent of the participant’s compensation subject to certain limitations. Expensed Company contributions were $5.6 million, $5.6 million, and $5.2 million in 2004, 2003, and 2002, respectively.

NOTE 11 SUPPLEMENTAL BALANCE SHEET INFORMATION

The following reflects the activity in the Company’s reserve for bad debt for 2004 and 2003:

	2004	2003
	(in thousands)
Reserve for bad debt:
Balance at October 31,	$1,319	$1,337
Provision for bad debt	15	45
Write-off of bad debt	(69)	(63)

Balance at September 30,	$1,265	$1,319

Accounts receivable, prepaid expenses, and accrued liabilities at September 30 consist of the following:

September 30,	2004	2003
	(in thousands)
Accounts receivable:
Trade receivables	$116,423	$91,088
Investment sales receivables	16,839	—

	$133,262	$91,088

Prepaid expenses and other:
Time deposits	$350	$322
Income tax asset	5,831	32,619
Deferred mobilization	2,846	2,993
Restricted cash	2,000	—
Other	11,129	9,787

	$22,156	$45,721

Accrued liabilities:
Taxes payable – operations	$6,531	$8,386
Workers compensation claims	2,877	2,820
Payroll and employee benefits	8,678	6,768
Deferred income / prepays	2,844	1,535
Other	10,961	9,479

	$31,891	$28,988

NOTE 12 SUPPLEMENTAL CASH FLOW INFORMATION

Years Ended September 30,	2004	2003	2002
	(in thousands)
Cash payments:
Interest paid, net of amount capitalized	$12,653	$11,375	$477
Income taxes paid	$7,010	$5,838	$9,779

NOTE 13 RISK FACTORS

CONCENTRATION OF CREDIT

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments and trade receivables. The Company places temporary cash investments with established financial institutions and invests in a diversified portfolio of highly rated, short-term money market instruments. The Company’s trade receivables are primarily with established companies in the oil and gas industry and are typically not secured by collateral. The Company provides an allowance for doubtful accounts, when necessary, to cover estimated credit losses. Such an allowance is based on management’s knowledge of customer accounts. No significant credit losses have been experienced by the Company.

SELF-INSURANCE

The Company self-insures a significant portion of its expected losses under its worker’s compensation, general, and automobile liability programs in the United States. Insurance coverage has been purchased for individual claims that exceed $2 million. The Company records estimates for incurred outstanding liabilities for unresolved worker’s compensation, general liability claims and for claims that are incurred but not reported. Estimates are based on historic experience and statistical methods that the Company believes are reliable. Nonetheless, insurance estimates include certain assumptions and management judgments regarding the frequency and severity of claims, claim development, and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense that would be reported under these programs.

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

The Company is exposed to risks of currency devaluation in Venezuela primarily as a result of bolivar receivable balances and bolivar cash balances. In Venezuela, while approximately 60 percent of the Company’s billings to the Venezuelan oil company, PDVSA, are in U.S. dollars and 40 percent are in the local currency, the bolivar, PDVSA typically pays all accounts owed in bolivars. The Company, historically, has been able to convert the bolivars received in payment of the U.S. dollar-based billings into dollars in a timely manner. In January 2003, the Venezuelan government put into effect exchange controls that fixed the exchange rate at 1600 bolivars to one U.S. dollar and also prohibited the Company, as well as other companies, from converting the bolivar into U.S. dollars. In compliance with applicable regulations, the Company on October 1, 2003 submitted a request to the Venezuelan government seeking permission to convert existing bolivar balances into U.S. dollars. In January 2004 the Venezuelan government approved the conversion of bolivar cash balances to U.S. dollars and the remittance of those U.S. dollars as dividends by the Company’s Venezuelan subsidiary to the U.S. based parent. The Company was able to remit $8.8 million of such dividends in January 2004. This reduced the Company’s exposure to currency devaluation in Venezuela.

As stated above, the Company is exposed to risks of currency devaluation in Venezuela primarily as a result of bolivar receivable balances and bolivar cash balances. As a result of the 20 percent devaluation of the bolivar during fiscal 2004 (from September 2003 through August 2004), the Company experienced total devaluation losses of $1.9 million during that same period. This 20 percent devaluation loss may not be reflective of the potential for future devaluation losses because of the exchange controls that are currently in place. There have been recent press reports of a potential devaluation in calendar 2005. However, the exact amount and timing of such devaluation is uncertain. While the Company is unable to predict future devaluation in Venezuela, if fiscal 2005 activity levels are similar to fiscal 2004 and if a 10 percent to 20 percent devaluation would occur, the Company could experience potential currency devaluation losses ranging from approximately $1.2 million to $2.3 million.

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

Venezuela continues to experience significant governmental instability. In the event that extended labor strikes occur or turmoil increases, the Company could experience shortages in material and supplies necessary to operate some or all of its Venezuelan drilling rigs.

NOTE 14 CONTINGENT LIABILITIES AND COMMITMENTS

COMMITMENTS

The Company, on a regular basis, makes commitments for the purchase of contract drilling equipment. At September 30, 2004, the Company did not have any material commitments for the purchase of drilling equipment.

LEASES

In May 2003, the Company signed a six-year lease for approximately 114,000 square feet of office space near downtown Tulsa, Oklahoma. The Company also conducts certain operations in leased premises and leases telecommunication equipment. Future minimum lease payments required under noncancelable operating leases as of September 30, 2004 are as follows (in thousands):

Fiscal Year	Amount
2005	$2,542
2006	2,261
2007	1,844
2008	1,412
2009	1,408
Thereafter	462

Total	$9,929

Total rent expense was $2.0 million, $1.1 million and $1.0 million for 2004, 2003 and 2002, respectively.

NOTE 15 SEGMENT INFORMATION

The Company operates principally in the contract drilling industry. The Company’s contract drilling business includes the following operating segments: U.S. Land, U.S. Offshore Platform, and International. The contract drilling operations consist primarily of contracting Company-owned drilling equipment primarily to major oil and gas exploration companies. The Company’s primary international areas of operation include Venezuela, Colombia, Ecuador, Argentina and Bolivia. The Company also has a Real Estate segment whose operations are conducted exclusively in the metropolitan area of Tulsa, Oklahoma. The primary areas of operations include a major shopping center and several multi-tenant warehouses. Each reportable segment is a strategic business unit which is managed separately. Other includes investments and corporate operations. As described in Note 2, the Company’s oil and gas operations were distributed to Company shareholders on September 30, 2002. Such operations have been treated as discontinued operations and have been excluded from these segment disclosures.

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

Summarized financial information of the Company’s reportable segments for each of the years ended September 30, 2004, 2003, and 2002 is shown in the following table:

							Additions
	External	Inter-	Total	Operating Profit		Total	to Long-Lived
(in thousands)	Sales	Segment	Sales	(loss)	Depreciation	Assets	Assets
2004:
Contract Drilling
U.S. Land	$347,793	$—	$347,793	$37,323	$56,528	$742,642	$68,680
U.S. Offshore Platform	84,993	—	84,993	(34,873)	12,107	102,557	1,512
International Services	150,698	—	150,698	14,036	20,530	261,893	9,513

	583,484	—	583,484	16,486	89,165	1,107,092	79,705

Real Estate	9,842	897	10,739	4,242	2,253	33,044	3,538
Other	27,602	—	27,602	—	3,007	266,708	5,729
Eliminations	—	(897)	(897)	—	—	—	—

Total	$620,928	$—	$620,928	$20,728	$94,425	$1,406,844	$88,972

2003:
Contract Drilling
U.S. Land	$273,993	$—	$273,993	$18,565	$44,726	$730,642	$216,590
U.S. Offshore Platform	112,633	—	112,633	36,306	12,799	170,580	7,191
International Services	109,812	—	109,812	5,149	20,092	243,918	12,733

	496,438	—	496,438	60,020	77,617	1,145,140	236,514

Real Estate	10,893	1,439	12,332	6,569	2,535	31,472	7,628
Other	7,953	—	7,953	—	2,361	241,158	2,159
Eliminations	—	(1,439)	(1,439)	—	—	—	—

Total	$515,284	$—	$515,284	$66,589	$82,513	$1,417,770	$246,301

2002:
Contract Drilling
U.S. Land	$231,637	$809	$232,446	$30,493	$26,311	$555,137	$236,254
U.S. Offshore Platform	132,249	—	132,249	38,688	10,809	173,474	48,273
International Services	151,392	—	151,392	13,128	20,336	254,940	23,157

	515,278	809	516,087	82,309	57,456	983,551	307,684

Real Estate	8,525	1,491	10,016	5,064	1,844	26,562	3,181
Other	28,076	—	28,076	—	2,147	217,200	1,199
Eliminations	—	(2,300)	(2,300)	—	—	—	—

Total	$551,879	$—	$551,879	$87,373	$61,447	$1,227,313	$312,064

The following table reconciles segment operating profit to income before taxes and equity in income (loss) of affiliates as reported on the Consolidated Statements of Income (in thousands).

Years Ended September 30,	2004	2003	2002
Segment operating profit	$20,728	$66,589	$87,373
Unallocated amounts:
Income from investments	27,602	7,953	28,076
Corporate and administrative expense	(24,496)	(25,650)	(20,391)
Interest expense	(12,695)	(12,289)	(980)
Corporate depreciation	(3,007)	(2,361)	(2,147)
Other corporate expense	(132)	(300)	(711)

Total unallocated amounts	(12,728)	(32,647)	3,847

Income before income taxes and equity in income (loss) of affiliates	$8,000	$33,942	$91,220

The following tables present revenues from external customers and long-lived assets by country based on the location of service provided (in thousands).

Years Ended September 30,	2004	2003	2002
Revenues
United States	$470,230	$405,472	$400,487
Venezuela	56,279	31,763	50,763
Ecuador	43,540	50,783	47,501
Colombia	3,704	6,081	11,612
Other Foreign	47,175	21,185	41,516

Total	$620,928	$515,284	$551,879

Long-Lived Assets
United States	$799,207	$867,365	$698,316
Venezuela	85,336	75,179	72,630
Ecuador	46,809	46,778	49,353
Colombia	9,336	12,984	14,339
Other Foreign	57,986	55,899	62,807

Total	$998,674	$1,058,205	$897,445

Long-lived assets are comprised of property, plant and equipment.

Revenues from one company doing business with the contract drilling segment accounted for approximately 10.8 percent, 15.7 percent, and 16.3 percent of the total consolidated revenues during the years ended September 30, 2004, 2003, and 2002, respectively. Revenues from another company doing business with the contract drilling segment accounted for approximately 10.7 percent, 14.6 percent, and 14.7 percent of total consolidated revenues in the years ended September 30, 2004, 2003, and 2002, respectively. Revenues from another company doing business with the contract drilling segment accounted for approximately 8.4 percent, 11.5 percent, and 12.3 percent of total consolidated revenues in the years ended September 30, 2004, 2003, and 2002, respectively. Collectively, the receivables from these customers were approximately $28.6 million and $36.0 million at September 30, 2004 and 2003, respectively.

NOTE 16 SUBSEQUENT EVENT

In November 2004, the Company sold two conventional 2,000 horsepower rigs from its U.S. land fleet for a total of $23.9 million.

NOTE 17 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share amounts)

2004	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	$140,458	$151,186	$147,874	$181,410
Asset impairment charge	—	—	—	51,516
Gross profit (loss)	24,663	23,124	18,638	(8,069)
Net income (loss)	6,588	6,048	4,347	(12,624)
Basic net income (loss) per common share:	.13	.12	.09	(.25)
Diluted net income (loss) per common share:	.13	.12	.09	(.25)

2003	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	$113,313	$126,320	$137,025	$138,626
Gross profit	14,021	19,024	26,788	27,401
Net income	607	2,574	8,162	6,530
Basic net income per common share:	.01	.05	.16	.13
Diluted net income per common share:	.01	.05	.16	.13

Gross profit (loss) represents total revenues less operating costs and depreciation.

The sum of earnings per share for the four quarters may not equal the total earnings per share for the year due to changes in the average number of common shares outstanding.

Net income in the first quarter of 2004 has been adjusted upward from amounts previously reported by approximately $1.0 million ($0.02 per share, on a diluted basis) to reflect a non-monetary gain on the conversion of shares of common stock of a company investee pursuant to that investee being acquired. All future public filings will reflect this change.

In the fourth quarter of fiscal 2004, the net loss includes an after-tax gain on sale of available-for-sale securities of $8.1 million, $0.16 per share, on a diluted basis.

In the fourth quarter of fiscal 2004, the net loss includes an after-tax asset impairment charge of approximately $32 million, $0.63 per share, on a diluted basis.

Net income in the fourth quarter of 2003 includes after-tax gains on sale of available-for-sale securities of $3.2 million, $0.06 per share, on a diluted basis.

Net income in the fourth quarter of 2003 includes an after-tax equity loss in loss from affiliates of $2.0 million, $0.04 per share, on a diluted basis.

Directors

W. H. Helmerich, III
Chairman of the Board
Tulsa, Oklahoma

Hans Helmerich
President and Chief Executive Officer
Tulsa, Oklahoma

William L. Armstrong**(***)
Chairman
Transland Financial Services, Inc.
Denver, Colorado

Glenn A. Cox*(***)
President and Chief Operating Officer, Retired
Phillips Petroleum Company
Bartlesville, Oklahoma

George S. Dotson
Vice President,
President of Helmerich & Payne
International Drilling Co.
Tulsa, Oklahoma

Paula Marshall-Chapman**(***)
Chief Executive Officer
The Bama Companies, Inc.
Tulsa, Oklahoma

L. F. Rooney, III*(***)
Chief Executive Officer
Manhattan Construction Company
Tulsa, Oklahoma

Edward B. Rust, Jr.*(***)
Chairman and Chief Executive Officer
State Farm Insurance Companies
Bloomington, Illinois

John D. Zeglis**(***)
Chairman and Chief Executive Officer, Retired
AT&T Wireless Services, Inc.
Basking Ridge, New Jersey

Officers

W. H. Helmerich, III
Chairman of the Board

Hans Helmerich
President and Chief Executive Officer

George S. Dotson
Vice President,
President of Helmerich & Payne
International Drilling Co.

Douglas E. Fears
Vice President and
Chief Financial Officer

Steven R. Mackey
Vice President, Secretary,
and General Counsel

*	Member, Audit Committee

**	Member, Human Resources Committee

***	Member, Nominating and Corporate Governance Committee

Stockholders’ Meeting

The annual meeting of stockholders will be held on March 2, 2005. A formal notice of the meeting, together with a proxy statement and form of proxy will be mailed to shareholders on or about January 27, 2005.

Stock Exchange Listing

Helmerich & Payne, Inc. Common Stock is traded on the New York Stock Exchange with the ticker symbol “HP.” The newspaper abbreviation most commonly used for financial reporting is “HelmP.” Options on the Company’s stock are also traded on the New York Stock Exchange.

Stock Transfer Agent and Registrar

As of December 3, 2004, there were 860 record holders of Helmerich & Payne, Inc. common stock as listed by the transfer agent’s records.

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

Available Information

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

Annual CEO Certification

The annual CEO Certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual was provided to the New York Stock Exchange on or about March 12, 2004.

Direct Inquiries To:

Investor Relations
Helmerich & Payne, Inc.
1437 South Boulder Avenue
Tulsa, Oklahoma 74119
Telephone: (918) 742-5531

Internet Address: http://www.hpinc.com