Form 10-K/A, Exhibit 13
period 2004-09-30
HELMERICH & PAYNE INC
filed 2005-02-11
CIK 46765

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

Summarized financial information of Atwood is as follows:

September 30,	2004	2003	2002
		(in thousands)
Gross revenues	$163,454	$144,766	$149,157
Costs and expenses	155,867	157,568	120,872

Net income (loss)	$7,587	$(12,802)	$28,285

Helmerich & Payne, Inc.’s equity in net income (loss), net of income taxes	$724	$(1,414)	$4,206

Current assets	$92,966	$72,182	$71,813
Noncurrent assets	405,970	447,464	372,717
Current liabilities	60,053	40,504	24,416
Noncurrent liabilities	167,294	215,757	143,981
Shareholders’ equity	271,589	263,385	276,133

Helmerich & Payne, Inc.’s investment	$57,824	$56,655	$58,937

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