Form 10-K/A, Exhibit 13
period 2004-09-30
HELMERICH & PAYNE INC
filed 2005-03-16
CIK 46765

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

September 30,	2004	2003	2002
	(in thousands, except per share amounts)
Net income, as reported	$4,359	$17,873	$63,517
Add: Stock-based employee compensation expense included in the Consolidated Statements of Income, net of related tax effects	6	112	909
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(4,172)	(4,387)	(3,354)

Pro forma net income	$193	$13,598	$61,072

Earnings per share:
Basic-as reported	$0.09	$0.36	$1.27

Basic-pro forma	$0.00	$0.27	$1.23

Diluted-as reported	$0.09	$0.35	$1.26

Diluted-pro forma	$0.00	$0.27	$1.21

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