Form 10-K, Exhibit 13
period 2005-09-30
HELMERICH & PAYNE INC
filed 2005-12-13
CIK 46765

Exhibit 13

Helmerich & Payne, Inc.	Annual Report for Fiscal 2005

Helmerich & Payne, Inc. is the holding Company for Helmerich & Payne International Drilling Co., an international drilling contractor with land and offshore platform operations in the United States, South America, and Africa. Holdings also include commercial real estate properties in the Tulsa, Oklahoma, area and an energy-weighted portfolio of publicly-traded securities valued at approximately $293 million as of September 30, 2005.

FINANCIAL HIGHLIGHTS

Years Ended September 30,	2005	2004
	(in thousands, except per share amounts)
Operating Revenues	$800,726	$589,056
Net Income	127,606	4,359
Diluted Earnings per Share	2.45	.09
Dividends Paid per Share	.33	.3225
Capital Expenditures	86,805	90,212
Total Assets	1,663,350	1,406,844

To the Co-owners
of Helmerich & Payne, Inc.:

The Company’s 2005 performance represents an all-time high in our 85-year history in terms of income from continuing operations. We reached another important milestone with the announcement of our 50th new-build order for FlexRigs®. Seventy-five percent of our fleet has been built since 1995, and these new rigs will only improve on that strength.

Our goal can be plainly stated and is consistent with a long-term, Company-wide resolve: To provide our customers with the most innovative and advanced rigs in the industry for the purpose of driving their well costs down. Combined with best in field execution – performance, safety, and reliability – we believe H&P delivers a compelling value proposition.

Those satisfied customers, in turn, provide us with unique growth opportunities and improved shareholder returns. The operators’ willingness to make long-term commitments provides an encouraging lens on how customers perceive the unusual and potential longevity of this current cycle. Our financial strength and ample liquidity also enable us to fund organic growth going forward.

The meaningfulness of that internally generated growth is underscored by these 50 new-builds, which will increase our total domestic land fleet by more than 50 percent. Over 70 percent of our U.S. land fleet will then be comprised of these 100 FlexRigs. That distinctive fleet

®FlexRig is a registered trademark of Helmerich & Payne, Inc.

profile allows us to present our customers an across the board quality offering and fleet uniformity that I believe is unmatched in the land drilling industry.

U.S. Land Operations

Compared to last year, the Company had approximately ten additional rigs working for a full year in 2005, as average utilization increased from 87 to 94 percent in our U.S. land operations segment. At the close of 2005, the segment had only one uncommitted rig, and its fleet was 97 percent utilized. Revenue and operating income increased by 52 percent and 363 percent, respectively, over the prior year. Dayrates increased substantially in 2005, and they’ve continued to escalate during the first quarter of 2006.

The Company’s 32 FlexRig3s consistently lead the industry in field performance and strong pricing. The Company also announced 50 additional new-build orders, each with a three or four-year term contract. These new rigs represent a 100 percent expansion of our existing FlexRig fleet and a 56 percent expansion of our U.S. land rig fleet. Prices for drilling machinery are increasing drastically, and the Company is fortunate to have 50 FlexRigs in the field today and a timely start on the next 50. Managing our assembly operation allows us to better control total cost, delivery schedule, and field performance. We plan to deliver the first new FlexRig in December and to continue delivering FlexRigs at a rate of two per month. Our plans are to increase the production rate to three FlexRigs per month in the spring and to four FlexRigs per month in the summer of 2006.

U.S. Offshore Operations

Despite a slowdown in recent years, the Gulf of Mexico remains a critical North American producing basin. Hurricanes Katrina and Rita, and a year before them, Ivan, caused significant damage to the oil and gas infrastructure in the Gulf, and this has caused considerable uncertainty in commodity markets and with future investment plans. The Company had five rigs active on customers’ offshore platforms at the close of fiscal 2005, including H&P Rig 201, which was significantly damaged by Hurricane Katrina. We do not anticipate that Rig 201 will return to service during 2006.

Revenue increased only slightly in 2005, as rig activity was essentially unchanged from 2004. Operating income was $17.7 million in 2005, compared with a loss in 2004, which was due primarily to an asset impairment charge. Three rigs were mobilized in the last quarter of 2005 and have commenced drilling operations during the first quarter of 2006. Another rig is committed and is expected to start drilling operations during the second fiscal quarter of 2006. The two remaining rigs have been bid-on projects that could begin operations by the fourth quarter of 2006.

International Operations

At the close of the year, the Company had 12 rigs in Venezuela, eight in Ecuador, and two each in Argentina, Bolivia, and Colombia. The Company also has a management contract for a platform rig offshore Equatorial Guinea, West Africa. Approximately 21 land rigs worked the full year, compared with 17 rigs in 2004. Accordingly, international revenue and operating income increased 19 percent and 56 percent, respectively, for the year. Ecuador and Venezuela continue to be the most active markets and Colombia and Argentina experienced some encouraging growth in 2005 as well. Two idle rigs will begin working in Chile and Argentina during the first quarter of 2006, and two more rigs will commence operations in Venezuela and Argentina during the second quarter. In addition to South America, the Company continues to pursue other international opportunities.

Summary

The progress made in 2005 is a credit to the inspiration, dedication, and hard work of our employees. I want to thank all of our people for their effort and also express appreciation to George Dotson, who will retire March 1, 2006, for over 35 years of invaluable service and leadership to the Company.

Sincerely,

Hans Helmerich
President

December 7, 2005

Financial & Operating Review

Years Ended September 30,	2005	2004	2003

SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME*†
Operating Revenues	$800,726	$589,056	$504,223
Operating Costs	484,231	417,716	346,259
Depreciation**	96,274	145,941	82,513
General and Administrative Expense	41,015	37,661	41,003
Operating Income (loss)	179,206	(12,262)	34,448
Interest, Dividend, and Other Income	5,574	2,162	2,565
Income from Investment and Asset Sales	40,519	30,795	9,218
Interest Expense	12,642	12,695	12,289
Income from Continuing Operations	127,606	4,359	17,873
Net Income	127,606	4,359	17,873
Diluted Earnings Per Common Share:
Income from Continuing Operations	2.45	.09	.35
Net Income	2.45	.09	.35
*$000’s omitted, except per share data
†All data excludes discontinued operations except net income.
**2004 includes an asset impairment of $51,516
SUMMARY FINANCIAL DATA*
Cash**	$288,752	$65,296	$38,189
Working Capital**	410,316	185,427	110,848
Investments	178,452	161,532	158,770
Property, Plant, and Equipment, Net**	981,965	998,674	1,058,205
Total Assets	1,663,350	1,406,844	1,417,770
Long-term Debt	200,000	200,000	200,000
Shareholders’ Equity	1,079,238	914,110	917,251
Capital Expenditures	86,805	90,212	242,912
*$000’s omitted
**Excludes discontinued operations
RIG FLEET SUMMARY
Drilling Rigs –
U. S. Land – FlexRigs	50	48	43
U. S. Land – Highly Mobile	12	11	11
U. S. Land – Conventional	29	28	29
U. S. Offshore Platform	11	11	12
International	26	32	32
Total Rig Fleet	128	130	127
Rig Utilization Percentage –
U. S. Land – FlexRigs	100	99	97
U. S. Land – Highly Mobile	99	91	89
U. S. Land – Conventional	82	67	58
U. S. Land – All Rigs	94	87	81
U. S. Offshore Platform	53	48	51
International	77	54	39

2002	2001	2000	1999	1998	1997	1996	1995

$523,418	$528,187	$383,898	$430,475	$476,750	$351,710	$275,096	$227,646
362,133	331,063	249,318	288,969	321,798	227,921	185,210	159,073
61,447	49,532	77,317	70,092	58,187	48,291	39,592	37,364
36,563	28,180	23,306	24,629	21,299	15,636	15,222	14,019
63,275	119,412	33,957	46,785	75,466	59,862	35,072	17,190
2,713	9,876	19,540	2,823	5,899	5,779	5,381	6,455
26,212	5,390	14,164	4,786	41,032	6,575	230	6,752
980	1,701	2,730	5,389	336	34	678	407
53,706	80,467	36,470	32,115	80,790	48,801	25,844	18,464
63,517	144,254	82,300	42,788	101,154	84,186	72,566	9,751

1.07	1.58	.73	.65	1.60	.97	.52	.38
1.26	2.84	1.64	.86	2.00	1.67	1.46	.20

$46,883	$128,826	$107,632	$21,758	$24,476	$27,963	$16,892	$19,543
105,852	223,980	179,884	82,893	49,179	65,802	48,128	50,038
150,175	203,271	307,425	240,891	200,400	323,510	229,809	156,908
897,445	650,051	526,723	553,769	548,555	392,489	329,377	286,678
1,227,313	1,300,121	1,200,854	1,073,465	1,053,200	987,432	786,351	707,061
100,000	50,000	50,000	50,000	50,000	—	—	—
895,170	1,026,477	955,703	848,109	793,148	780,580	645,970	562,435
312,064	184,668	65,820	78,357	217,597	114,626	83,411	89,709

26	13	6	6	6	—	—	—
11	11	10	11	7	7	7	8
29	25	22	23	23	22	23	22
12	10	10	10	10	9	11	11
33	37	40	39	44	39	36	35
111	96	88	89	90	77	77	76

96	100	99	79	100	—	—	—
97	89	95	90	100	100	87	76
70	99	77	61	92	99	88	72
84	97	85	69	94	99	88	73
83	98	94	95	99	63	70	66
51	56	47	53	88	91	85	84

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

With the exception of historical information, the matters discussed in Management’s Discussion & Analysis of Results of Operations and Financial Condition include forward-looking statements. These forward-looking statements are based on various assumptions. The Company cautions that, while it believes such assumptions to be reasonable and makes them in good faith, assumed facts almost always vary from actual results. The differences between assumed facts and actual results can be material. The Company is including this cautionary statement to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by, or on behalf of, the Company. The factors identified in this cautionary statement and those factors discussed under Risk Factors beginning on page 7 of the Company’s Annual Report on Form 10-K are important factors (but not necessarily all important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company. The Company undertakes no duty to update or revise its forward-looking statements based on changes of internal estimates or expectations or otherwise.

EXECUTIVE SUMMARY

Helmerich & Payne, Inc. is primarily a contract drilling company which owned and operated a total of 128 drilling rigs at September 30, 2005. The Company’s contract drilling business includes the U.S. land rig business in which the Company owned 91 rigs, the U.S. offshore platform rig business in which the Company owned 11 offshore platform rigs, and the international land rig business in which the Company owned 26 rigs at year end. Crude oil and natural gas prices have continued to rise due to the uncertainty of both commodities. The recent hurricanes in the Gulf of Mexico contributed to the instability of these markets because of a concern of a possible shortage of deliverable natural gas to meet the prospective total demand in the U.S. Because of these dynamics, the overall demand for drilling rig services has increased in all segments.

RESULTS OF OPERATIONS

All per share amounts included in the Results of Operations discussion are stated on a diluted basis. Helmerich & Payne, Inc.’s net income for 2005 was $127.6 million ($2.45 per share), compared with $4.4 million ($0.09 per share) for 2004 and $17.9 million ($0.35 per share) for 2003. Included in 2004 net income was a pre-tax asset impairment charge (discussed in detail later) of $51.5 million ($31.9 million after-tax or $0.63 per share). Included in the Company’s net income, but not related to its operations, were after-tax gains from the sale of investment securities of $16.4 million ($0.32 per share) in 2005, $14.1 million ($0.28 per share) in 2004, and $3.3 million ($0.07 per share) in 2003. In addition to income from security sales, the Company recorded net income during 2004 of $1.5 million ($0.03 per share) from non-monetary investment gains. Also included in net income is the Company’s portion of income or loss from its equity affiliates, Atwood Oceanics, Inc. and a 50-50 joint venture with Atwood called Atwood Oceanics West Tuna Pty. Ltd. (dissolved in 2003). From equity affiliates, the Company recorded net income of $0.05 per share in 2005, $0.01 per share in 2004 and a loss of $0.03 per share in 2003. (See Liquidity section of MD&A for discussion of the sale of a portion of the Company’s Atwood Oceanic stock in October 2004.)

Consolidated operating revenues were $800.7 million in 2005, $589.1 million in 2004, and $504.2 million in 2003. Over the three-year period, U.S. land revenues increased due to the addition of FlexRigs combined with significant increases in dayrates. The average number of U.S. land rigs available was 90 rigs in 2005, 86 rigs in 2004 and 76 rigs in 2003. U.S. land rig utilizations for the Company were 94 percent in 2005, 87 percent in 2004 and 81 percent in 2003. Revenue in the offshore platform business remained steady in 2005 from 2004 after a decline in 2003. International rig revenues increased from 2003 to 2005, as rig utilizations improved from 39 percent in 2003, 54 percent in 2004 and 77 percent in 2005.

Gains from the sale of investment securities were $27.0 million in 2005, $25.4 million in 2004, and $5.5 million in 2003. Interest and dividend income fell from $2.5 million in 2003 to $2.0 million in 2004 due to reduced cash positions, lower interest rates, and a reduction in the Company’s equity portfolio. In 2005, interest and dividend income increased to $5.8 million due to increased cash positions generated from the sale of equity securities, the sale of two U.S. land rigs and increased cash flow.

Direct operating costs in 2005 were $484.2 million or 60 percent of operating revenues, compared with $417.7 million or 71 percent of operating revenues in 2004, and $346.3 million or 69 percent of operating revenues in 2003. The 2005 expense to revenue percentage decreased from 2004 and 2003 due to higher U.S. land revenue per day.

Depreciation expense was $96.3 million in 2005, $94.4 million in 2004 and $82.5 million in 2003. Depreciation expense increased over the three-year period as the Company placed into service 13 new rigs in 2002, 19 new rigs in 2003, and 5 new rigs in 2004. The Company anticipates 2006 depreciation expense to increase from 2005 as the rigs currently under construction are placed into service. (See Liquidity and Capital Resources.)

Yearly, management performs an analysis of the general industry market conditions in each drilling segment. Based on this analysis, management determines if an impairment is required. In 2005 and 2003, no impairment was recorded. In 2004, management determined that the carrying value of certain offshore rigs exceeded the estimated undiscounted future cash flows associated with these assets. Accordingly, a pre-tax asset impairment charge of $51.5 million was recorded in the fourth quarter of fiscal 2004 to reduce the carrying value of the assets to their estimated fair value. The fair value of drilling rigs is determined based on quoted market prices, if available. Otherwise it is determined based upon estimated discounted future cash flows and rig utilization. Cash flows are estimated by management considering factors such as prospective market demand, recent changes in rig technology and its effect on each rig’s marketability, any cash investment required to make a rig marketable, suitability of rig size and makeup to existing platforms, and new competitive dynamics due to lower industry utilization.

General and administrative expenses totaled $41.0 million in 2005, $37.7 million in 2004, and $41.0 million for 2003. The increase from 2004 to 2005 was the result of increases in employee benefits relating to medical insurance and 401(k) matching expenses, professional services associated with Sarbanes-Oxley and employee salaries and bonuses. The decrease in total general and administrative expenses from 2003 to 2004 was primarily from a reduction in pension expense due to a decrease in the benefit accrual, reduced field training expense as the FlexRig training program was completed, and lower salary and bonus expense. These reductions were partially offset by increases in property, casualty and health insurance expenses.

Interest expense was $12.6 million in 2005, $12.7 million in 2004 and $12.3 million in 2003. The interest expense in each year is primarily attributable to the $200 million of intermediate debt outstanding. Included in 2004 and 2003 is interest for short-term borrowings. Capitalized interest was $.3 million, $.5 million and $1.8 million in 2005, 2004 and 2003, respectively.

The provision for income taxes totaled $87.5 million in 2005, $4.4 million in 2004, and $14.6 million in 2003. Effective income tax rates were 41 percent in 2005, 55 percent in 2004, and 43 percent in 2003. Effective income tax rates are higher for the Company’s international operations than for its U.S. operations. As a result, the aggregate effective rate is higher in years when international operations make up a higher percentage of financial operating income. International operating income, as a percent of the Company’s total operating income, was 11 percent in 2005, 31 percent in 2004 (excluding the asset impairment charge from total operating income), and 14 percent in 2003. (See Note 4 of the Financial Statements for additional income tax disclosures.)

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	2005	2004	% Change
U.S. LAND OPERATIONS	(in thousands, except operating statistics)
Operating revenues	$527,637	$346,015	52.5%
Direct operating expenses	294,164	246,177	19.5
General and administrative expense	8,594	7,765	10.7
Depreciation	60,222	56,528	6.5
Operating income	$164,657	$35,545	363.2

Operating Statistics:
Activity days	30,968	27,472	12.7%
Average rig revenue per day	$15,941	$11,635	37.0
Average rig expense per day	$8,403	$8,001	5.0
Average rig margin per day	$7,538	$3,634	107.4
Number of owned rigs at end of period	91	87	4.6
Rig utilization	94%	87%	8.0

Operating statistics for per day revenue, expense and margin do not include reimbursements of “out-of-pocket” expenses.

The Company’s U.S. land rig operating income increased to $164.7 million in 2005 from $35.5 million in 2004. During the fourth quarter of fiscal 2004, the Company began to experience an improvement in revenue and margin per day due to higher levels of U.S. land rig activity and higher dayrates. The improvement continued during 2005, as crude oil and natural gas prices remained at historical high levels. Rig utilization increased to 94 percent in 2005 from 87 percent in 2004. The increase in utilization is a result of higher rig activity. Average rig expense per day increased 5 percent as the energy industry experienced demands on both costs and labor. The total number of rigs available at September 30, 2005 was 91 compared to 87 rigs at September 30, 2004. The increase is due to six rigs moving to U.S. land operations from the Company’s international fleet during 2005 and the sale of two conventional rigs in November 2004. Depreciation in 2005 increased 6.5 percent from 2004 due to the increase in available rigs.

During 2005 and subsequent to September 30, 2005, the Company announced plans to build 50 new FlexRigs. All of the new rigs will be operated by the Company under minimum fixed contract term agreements with at least a three-year term. The drilling services will be performed on a daywork contract basis. The first new FlexRig will be delivered to the field in December 2005, and thereafter at a rate of two per month, with delivery expected to increase to four per month by the fourth quarter of fiscal 2006. As a result of the new FlexRigs, the Company anticipates depreciation expense to increase in fiscal 2006.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	2005	2004	% Change
U.S. OFFSHORE OPERATIONS	(in thousands, except operating statistics)
Operating revenues	$84,921	$84,238	.8%
Direct operating expenses	52,786	52,987	(.4)
General and administrative expense	3,825	3,256	17.5
Depreciation	10,602	12,107	(12.4)
Asset impairment charge	—	51,516
Operating income (loss)	$17,708	$(35,628)	149.7

Operating Statistics:
Activity days	2,122	2,088	1.6%
Average rig revenue per day	$29,228	$29,070	.5
Average rig expense per day	$15,967	$16,509	(3.3)
Average rig margin per day	$13,261	$12,561	5.6
Number of owned rigs at end of period	11	11	—
Rig utilization	53%	48%	10.4

Operating statistics of per day revenue, expense and margin do not include reimbursements of “out-of-pocket” expenses and exclude the effects of offshore platform management contracts.

Operating income in the Company’s U.S. offshore platform rig operations increased from a loss of $35.6 million in 2004, to income of $17.7 million in 2005. The loss in 2004 was due primarily to the asset impairment charge of $51.5 million. Excluding the asset impairment charge, operating income would have been $15.9 million for 2004. Lower depreciation expense in 2005 was a result of the asset impairment.

	2005	2004	% Change
	(in millions)
Operating income (loss), as reported	$17.7	(35.6)
Asset impairment charge	—	51.5
Operating income, excluding asset impairment charge	$17.7	15.9	11.5%

Note: This table is a reconciliation of operating income (loss) for the offshore platform segment for fiscal 2005 and 2004, which is provided to assist with yearly comparisons.

Operating income in the Company’s U.S. offshore operations, excluding the asset impairment charge in fiscal 2004, increased 11.5 percent in 2005 from 2004. On September 30, 2004, one of the Company’s older rigs was written down to its salvage value and removed from the active rig count. As a result, rig utilization increased to 53 percent in 2005, from 48 percent in 2004. During the fourth quarter of fiscal 2005, the Company’s Rig 201 was damaged by Hurricane Katrina. Fiscal 2005 operating income was negatively impacted by approximately $.6 million due to the rig being removed from service during the fourth quarter. The Company does not anticipate Rig 201 returning to work during fiscal 2006. The rig was insured at a value that approximated replacement cost and therefore the Company expects to record a gain resulting from the receipt of insurance proceeds. Because the damage assessment has not been completed, the Company is unable to estimate the amount or timing of the gain.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	2005	2004	% Change
INTERNATIONAL OPERATIONS	(in thousands, except operating statistics)
Operating revenues	$177,480	$148,788	19.3%
Direct operating expenses	135,837	113,988	19.2
General and administrative expense	2,563	2,144	19.5
Depreciation	20,107	20,530	(2.1)
Operating income	$18,973	$12,126	56.5

Operating Statistics:
Activity days	7,491	6,266	19.5%
Average rig revenue per day	$19,332	$19,580	(1.3)
Average rig expense per day	$14,039	$14,279	(1.7)
Average rig margin per day	$5,293	$5,301	(.2)
Number of owned rigs at end of period	26	32	(18.8)
Rig utilization	77%	54%	42.6

Operating statistics of per day revenue, expense and margin do not include reimbursements of “out-of-pocket” expenses and exclude the effects of management contracts and currency revaluation expense.

Operating income for the Company’s international operations increased 56.5 percent from 2004 to 2005 due to higher rig activity. Rig utilization for international operations averaged 77 percent in 2005, compared with 54 percent in 2004. Operations in Colombia and Ecuador improved due to increased demand in these countries. Two deep rigs worked in Colombia at 87 percent activity during 2005, compared to 13 percent activity during the previous year. Ecuador’s rig utilization was 97 percent for 2005, with an average of 7.8 rigs worked during 2005, compared with 74 percent and an average of 5.9 rigs worked in 2004. Despite the increase in operating income and rig activity, rig margins for international operations decreased slightly in 2005. The decrease is attributable to higher labor costs, including a fourth quarter expense due to the Company not having an adequate reserve for government stipulated deferred compensation payments to Venezuela rig employees.

In Venezuela, the Company had nine deep rigs working for PDVSA at the end of fiscal 2005. One additional rig is under contract and will begin operations in the second quarter of fiscal 2006. Two rigs remain idle in Venezuela. Ecuador and Colombia remain at 100% rig utilization. Argentina currently has two rigs working and a third rig is relocating to Northern Argentina from the U.S. land operations and is expected to begin work during the second quarter of fiscal 2006. Chile began operations in the first quarter of fiscal 2006. Bolivia has one rig contracted and is expected to begin work during the second quarter of fiscal 2006. Operations in Hungary ceased in 2005.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	2005	2004	% Change
REAL ESTATE	(in thousands)
Operating revenues	$10,688	$10,015	6.7%
Direct operating expenses	3,622	4,564	(20.6)
Depreciation	2,352	2,253	4.4
Operating income	$4,714	$3,198	47.4

Operating income in the Company’s Real Estate division increased 47.4 percent from 2004 to 2005. Direct operating expenses decreased in 2005 from 2004 due to reduced building expenses and lower demolition costs relating to the razing of the Company’s former headquarters building, which started in 2004, and was completed in 2005.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003	% Change
U.S. LAND OPERATIONS	(in thousands, except operating statistics)
Operating revenues	$346,015	$273,179	26.7%
Direct operating expenses	246,177	201,398	22.2
General and administrative expense	7,765	9,304	(16.5)
Depreciation	56,528	44,726	26.4
Operating income	$35,545	$17,751	100.2

Operating Statistics:
Activity days	27,472	22,588	21.6%
Average rig revenue per day	$11,635	$11,400	2.1
Average rig expense per day	$8,001	$8,222	(2.7)
Average rig margin per day	$3,634	$3,178	14.3
Number of owned rigs at end of period	87	83	4.8
Rig utilization	87%	81%	7.4

Operating statistics for per day revenue, expense and margin do not include reimbursements of “out-of-pocket” expenses.

The Company’s operating income in its U.S. land rig operations increased by 100.2 percent from 2003 to 2004. This increase was due to improved rig utilization experienced by the Company, the increased number of rigs available during 2004, and the improvement in average rig margin per day during the year. The improved margins were a result of slightly increased average dayrates and lower expenses per rig day experienced during 2004. The lower expense per day in 2004 was due to the elimination of excess crew overages that occurred in 2003 in connection with placing 19 new rigs into service. During the fourth quarter of fiscal 2004, the Company began to experience a more significant improvement in revenue and margin per day due to higher levels of U.S. land rig activity. The total number of rigs owned at the end of 2004 as compared to 2003 increased by a net of four rigs, resulting from five additional FlexRigs being completed during the year and removing from service one older conventional rig. As a result of the new rigs put in service, and a full year of depreciation of rigs put in service during 2003, total U.S. land rig depreciation increased 26.4 percent from 2003 to 2004.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003	% Change
U.S. OFFSHORE OPERATIONS	(in thousands, except operating statistics)
Operating revenues	$84,238	$112,259	(25.0)%
Direct operating expenses	52,987	60,589	(12.5)
General and administrative expense	3,256	2,939	10.8
Depreciation	12,107	12,799	(5.4)
Asset impairment charge	51,516	—
Operating income (loss)	$(35,628)	$35,932	(199.2)

Operating Statistics:
Activity days	2,088	2,233	(6.5)
Average rig revenue per day	$29,070	$38,076	(23.7)
Average rig expense per day	$16,509	$17,823	(7.4)
Average rig margin per day	$12,561	$20,253	(38.0)
Number of owned rigs at end of period	11	12	(8.3)
Rig utilization	48%	51%	(5.9)

Operating statistics of per day revenue, expense and margin do not include reimbursements of “out-of-pocket” expenses and exclude the effects of offshore platform management contracts.

Operating income in the Company’s U.S. offshore platform rig operations fell from $35.9 million during 2003 to a loss of $35.6 million in 2004 due primarily to the asset impairment charge of $51.5 million. Excluding the asset impairment charge, operating income would have been $15.9 million for 2004 which is a $20.0 million decline from 2003.

Financial performance during 2004 was hindered by continued softness in the offshore platform rig market which kept rig utilizations at an average of 48 percent for 2004. More importantly, total operating revenues and revenue per day declined due to changes in the nature of contract terms on several of the Company’s rigs. During 2003, contracts for two of the Company’s newest rigs terminated and were renegotiated at lower dayrates just prior to the end of the year. Additionally, two other rigs that were working at full dayrates during fiscal 2003 were changed to standby status, thereby reducing total operating revenues and profitability. These specific transactions, coupled with an overall softening in the market, caused average rig revenue and margin per day to decline during 2004.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003	% Change
INTERNATIONAL OPERATIONS	(in thousands, except operating statistics)
Operating revenues	$148,788	$109,517	35.9%
Direct operating expenses	113,988	81,461	39.9
General and administrative expense	2,144	3,110	(31.1)
Depreciation	20,530	20,092	2.2
Operating income	$12,126	$4,854	149.8

Operating Statistics:
Activity days	6,266	4,515	38.8%
Average rig revenue per day	$19,580	$19,538	.2
Average rig expense per day	$14,279	$14,140	1.0
Average rig margin per day	$5,301	$5,398	(1.8)
Number of owned rigs at end of period	32	32	—
Rig utilization	54%	39%	38.5

Operating statistics of per day revenue, expense and margin do not include reimbursements of “out-of-pocket” expenses, the effects of management contracts, or the effect of currency revaluation expense.

Operating income for the Company’s international operations increased 149.8 percent from 2003 to 2004 due to higher rig activity and lower general and administrative expense resulting from reduced salary, bonus and travel expense. Rig activity improved primarily due to increased demand in the Company’s largest international operation in Venezuela. Venezuelan operations improved substantially as the government-owned oil company, PDVSA, increased their spending in an attempt to improve overall production rates following the reduction in production caused by workers’ strike and attempted coup in Venezuela during 2003. Despite overall improvement of conditions in Venezuela, the currency there was devalued during the year, resulting in a loss of $1.9 million for 2004. (See MD&A Section on Foreign Currency Exchange Rate Risk for more discussion.)

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003	% Change
REAL ESTATE	(in thousands)
Operating revenues	$10,015	$9,268	8.1%
Direct operating expenses	4,564	2,811	62.4
Depreciation	2,253	2,535	(11.1)
Operating income	$3,198	$3,922	(18.5)

Operating income decreased by 18.5 percent from 2003 to 2004 in the Company’s Real Estate division. Direct operating expenses increased in 2004 due to demolition costs of over $.8 million relating to the razing of the Company’s former headquarters building and an increase in advertising expense. Depreciation in 2003 was higher than 2004 due to the acceleration of depreciation on the razed building.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s capital spending for operations was $86.8 million in 2005, $90.2 million in 2004, and $242.9 million in 2003. Net cash provided from operating activities for those same time periods was $212.2 million in 2005, $136.6 million in 2004 and $93.1 million in 2003. In addition to the net cash provided by operating activities, the Company also generated net proceeds from the sale of portfolio securities of $46.7 million in 2005, $30.9 million in 2004, and $18.2 million in 2003. The Company’s 2006 capital spending estimate is approximately $500 million, an increase from the budgeted $95 million in 2005, due to the construction of new FlexRigs.

During 2003, 19 rigs from the FlexRig3 program were completed and another five were completed by March, 2004. During 2005 and subsequent to September 30, 2005, the Company announced contracts to operate eight new FlexRig3s and 42 new FlexRig4s for 12 exploration and production companies. The first rig is scheduled for completion in December 2005, with the remaining rigs expected to be delivered at a rate of two per month, with delivery expected to increase to four per month by the fourth quarter of fiscal 2006. Projected rig construction is expected to average approximately $11.0 million to $14.0 million per rig depending on equipment requirements. Each agreement has at least a three-year commitment by the operator under a minimum fixed contract. The drilling services will be performed on a daywork contract basis.

Current cash, investments in short-term money market securities, and projected cash generated from operating activities are anticipated to meet the Company’s current estimated capital expenditures and other expected cash requirements for fiscal 2006.

The Company has $200 million intermediate-term unsecured debt obligations with staged maturities from August, 2007 to August, 2014. The annual average interest rate through maturity will be 6.43 percent. The terms of the debt obligations require the Company to maintain a minimum ratio of debt to total capitalization.

On September 30, 2005, the Company had a committed unsecured line of credit totaling $50 million, with no money drawn and letters of credit totaling $14 million outstanding against the line. The line of credit matures in 2006 and bears interest of LIBOR plus .875 percent to 1.125 percent or prime minus 1.75 percent to prime minus 1.50 percent depending on certain financial ratios of the Company. The Company must maintain certain financial ratios including debt to total capitalization and debt to earnings before interest, taxes, depreciation, and amortization, and a certain level of tangible net worth.

Current ratios for September 30, 2005 and 2004 were 5.6 and 4.1, respectively. The debt to total capitalization ratio was 16 percent and 18 percent at September 30, 2005 and 2004, respectively. Additionally, the Company manages a portfolio of marketable securities that, at the close of 2005, had a market value of $293.4 million. The Company’s investments in Atwood Oceanics, Inc., and Schlumberger, Ltd., made up almost 93 percent of the portfolio’s market value on September 30, 2005. The value of the portfolio is subject to fluctuation in the market and may vary considerably over time. Excluding the Company’s equity-method investments, the portfolio is recorded at fair value on the Company’s balance sheet for each reporting period. In July 2004, Atwood Oceanics, Inc., (Atwood) the Company’s equity affiliate, filed a Registration Statement covering all 3,000,000 shares of Atwood stock owned by Helmerich & Payne. On October 19, 2004, Atwood and Helmerich & Payne closed a public offering in which Helmerich & Payne sold 1,000,000 Atwood shares and received $45.6 million. The Company now owns 2,000,000 shares or approximately 13.0 percent of the outstanding shares of Atwood.

During 2005, the Company paid a dividend of $0.33 per share, or a total of $16.9 million, representing the 33rd consecutive year of dividend increases.

STOCK PORTFOLIO HELD BY THE COMPANY

September 30, 2005	Number of Shares	Cost Basis	Market Value
	(in thousands, except share amounts)
Atwood Oceanics, Inc.	2,000,000	$46,533	$168,420
Schlumberger, Ltd.	1,230,000	19,539	103,787
Other		11,398	21,150
Total		$77,470	$293,357

MATERIAL COMMITMENTS

The Company has no off balance sheet arrangements other than operating leases. The Company’s contractual obligations as of September 30, 2005, are summarized in the table below:

Payments Due By Year	Total	2006	2007	2008	2009	2010	After 2010
	(in thousands)
Long-term debt (a)	$200,000	$—	$25,000	$—	$25,000	$—	$150,000
Operating leases (b)	9,231	3,095	2,470	1,615	1,569	482	—
Total Contractual Obligations	$209,231	$3,095	$27,470	$1,615	$26,569	$482	$150,000

(a)	See Note 3 “Notes Payable and Long-Term Debt” to the Company’s Consolidated Financial Statements.

(b)	See Note 13 “Contingent Liabilities and Commitments” to the Company’s Consolidated Financial Statements.

The above table does not include obligations for the Company’s pension plan, for which the recorded liability at September 30, 2005 is $27.1 million. Based on current information available from plan actuaries, the Company anticipates contributions of approximately $2.8 million will be made in 2006. Future contributions beyond 2006 are difficult to estimate due to multiple variables involved.

At September 30, 2005, the Company had commitments outstanding of approximately $96.2 million for the purchase of contract drilling equipment.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s consolidated financial statements are impacted by the accounting policies used and the estimates and assumptions made by management during their preparation. On an on-going basis, the Company evaluates the estimates, including those related to inventories, long-lived assets, and accrued insurance losses. The estimates are based on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following is a discussion of the critical accounting policies, which relate to property, plant and equipment, impairment of long-lived assets, self-insurance accruals, and revenue recognition. Other significant accounting policies are summarized in Note 1 in the notes to the consolidated financial statements.

Property, plant and equipment, including renewals and betterments, are stated at cost, while maintenance and repairs are expensed as incurred. Interest costs applicable to the construction of qualifying assets are capitalized as a component of the cost of such assets. The Company provides for the depreciation of property, plant and equipment using the straight-line method over the estimated useful lives of the assets. Upon retirement or other disposal of fixed assets, the cost and related accumulated depreciation are removed from the respective accounts and any gains or losses are recorded in net income.

The Company’s management assesses the potential impairment of its long-lived assets whenever events or changes in conditions indicate that the carrying value of an asset may not be recoverable. Changes that trigger such an assessment may include equipment obsolescence, changes in the market demand for a specific asset, periods of relatively low rig utilizations, declining revenue per day, declining cash margin per day, completion of specific contracts, and/or overall changes in general market conditions. If a review of the long-lived assets indicates that the carrying value of certain of these assets is more than the estimated undiscounted future cash flows, an impairment charge is made to adjust the carrying value to the estimated fair market value of the asset. See additional discussion of impairment assumptions, including determination of fair value, under Results of Operations. Use of different assumptions could result in an impairment charge different from that reported.

The Company is self-insured or maintains high deductibles for certain losses relating to worker’s compensation, general, product, and auto liabilities. Generally, deductibles range from $1.0 million or $2.0 million per occurrence depending on whether a claim occurs inside or outside of the United States. Insurance is also purchased on rig properties and generally deductibles are $1.0 million per occurrence. Excess insurance is purchased over these coverages to limit the Company’s exposure to catastrophic claims, but there can be no assurance that such coverage will respond or be adequate in all circumstances. Retained losses are estimated and accrued based upon our estimates of the aggregate liability for claims incurred, and using the Company’s historical loss experience and estimation methods that are believed to be reliable. Nonetheless, insurance estimates include certain assumptions and management judgments regarding the frequency and severity of claims, claim development, and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense that would be reported under these programs.

The Company’s pension benefit costs and obligations are dependent on various actuarial assumptions. The Company makes assumptions relating to discount rates, rate of compensation increase, and expected return on plan assets. The Company bases its discount rate assumption on current yields on AA-rated corporate long-term bonds. The rate of compensation increase assumption reflects actual experience and future outlook. The expected return on plan assets is determined based on historical portfolio results and future expectations of rates of return. Actual results that differ from estimated assumptions are accumulated and amortized over the estimated future working life of the plan participants and could therefore affect expense recognized and obligations in future periods.

Revenues and costs on daywork contracts are recognized daily as the work progresses. For certain contracts, lump-sum payments are received for the mobilization of rigs and other drilling equipment. Revenues earned, net of direct costs incurred for the mobilization, are deferred and recognized over the term of the related drilling contract. Other lump-sum payments received from customers relating to specific contracts are deferred and amortized to income as services are performed. Costs incurred to relocate rigs and other drilling equipment to areas in which a contract has not been secured are expensed as incurred.

NEW ACCOUNTING STANDARD

In December, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), “Share-Based Payment”, which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”. Statement 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and amends FASB Statement No. 95, “Statement of Cash Flows”. The statement requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair value. The statement is effective at the beginning of the first interim or annual period beginning after June 15, 2005, with the SEC allowing for implementation at the beginning of the first fiscal year beginning after June 15, 2005. The Company plans to adopt the new standard the first quarter of fiscal 2006, beginning October 1, 2005, under the modified-prospective-transition method. The Company will recognize compensation cost for share-based payments to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied. Measurement and attribution of compensation cost for awards that were granted but not vested prior to the date the Company adopts the new standard will be based on the same estimate of the grant-date fair value and the same attribution method used previously under Statement 123 for pro forma disclosure. For those awards that are granted, modified or settled after the Company adopts the Statement, compensation cost will be measured and recognized in the financial statements in accordance with the provision of Statement 123(R). The Company expects to incur additional pre-tax compensation expense of approximately $1.3 million related to options currently outstanding in the first quarter of fiscal 2006 as a result of adopting Statement 123(R). Statement 123(R) also requires that the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. The Company cannot estimate what those amounts will be in the future because they depend on, among other things, when employees exercise stock options.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Rate Risk The Company has international operations in several South American countries, as well as a labor contract for work in Equatorial Guinea. With the exception of Venezuela, the Company’s exposure to currency valuation losses is usually minimal due to the fact that virtually all invoice billings and receipts in other countries are in U.S. dollars.

The Company is exposed to risks of currency devaluation in Venezuela primarily as a result of bolivar receivable balances and bolivar cash balances. In Venezuela, approximately 40 percent of the Company’s invoice billings to the Venezuelan state oil company, PDVSA, are in U.S. dollars and 60 percent are in the local currency, the bolivar. In compliance with applicable regulations the Company on October 1, 2003, submitted a request to the Venezuelan government seeking permission to convert existing bolivar balances into U.S. dollars. In January 2004, the Venezuelan government approved the conversion of bolivar cash balances to U.S. dollars and the remittance of $8.8 million

U.S. dollars as dividends by the Company’s Venezuelan subsidiary to the U.S. based parent. As a consequence, the Company’s exposure to currency devaluation was reduced by this amount.

As stated above, the Company is exposed to risks of currency devaluation in Venezuela primarily as a result of bolivar receivable balances and bolivar cash balances. The exchange rate increased to 2150 bolivares during 2005 from 1920 bolivares at September 30, 2004. As a result of the 12 percent devaluation of the bolivar during fiscal 2005 (from September 2004 through August 2005), the Company experienced total devaluation losses of $.6 million during that same period. This 12 percent devaluation loss may not be reflective of the actual potential for future devaluation losses because of the exchange controls that are currently in place. While the Company is unable to predict future devaluation in Venezuela, if fiscal 2006 activity levels are similar to fiscal 2005 and if a 10 percent to 20 percent devaluation were to occur, the Company could experience potential currency devaluation losses ranging from approximately $1.6 million to $2.9 million.

In late August 2003, the Venezuelan state petroleum company agreed, on a prospective basis, to pay a portion of the Company’s dollar-based invoices in U.S. dollars. There is no guarantee as to how long this arrangement will continue. Were this agreement to end, the Company would revert back to receiving payments in bolivares and thus increase bolivar cash balances and exposure to devaluation.

On September 28, 2005, the Company made application with the Venezuelan government requesting the approval to convert bolivar cash balances to U.S. dollars. Upon approval from the Venezuelan government, the Company’s Venezuelan subsidiary will remit those dollars as a dividend to its U.S. based parent, thus reducing the Company’s exposure to currency devaluation.

Commodity Price Risk The demand for contract drilling services is a result of exploration and production companies spending money to explore and develop drilling prospects in search for crude oil and natural gas. Their appetite for such spending is driven by their cash flow and financial strength, which is very dependent on, among other things, crude oil and natural gas commodity prices. Crude oil prices are determined by a number of factors including supply and demand, worldwide economic conditions, and geopolitical factors. Crude oil and natural gas prices have been volatile and very difficult to predict. This difficulty has led many exploration and production companies to base their capital spending on much more conservative estimates of commodity prices. As a result, demand for contract drilling services is not always purely a function of the movement of commodity prices.

Interest Rate Risk The Company’s interest rate risk exposure results primarily from short-term rates, mainly LIBOR-based on borrowings from its commercial banks. The Company currently maintains all of its debt portfolio in fixed-rate debt. Due to the fact that all of the Company’s debt at year-end has fixed rate interest obligations, there is no current risk due to interest rate fluctuation.

The following tables provide information as of September 30, 2005 and 2004 about the Company’s interest rate risk sensitive instruments:

INTEREST RATE RISK AS OF SEPTEMBER 30, 2005 (in thousands)

	2006	2007	2008	2009	2010	After 2010	Total	Fair Value @ 9/30/05
Fixed Rate Debt	—	$25,000	—	$25,000	—	$150,000	$200,000	$215,000
Average Interest Rate	—	5.5%	—	5.9%	—	6.5%	6.4%

INTEREST RATE RISK AS OF SEPTEMBER 30, 2004 (in thousands)
	2005	2006	2007	2008	2009	After 2009	Total	Fair Value @ 9/30/04
Fixed Rate Debt	—	—	$25,000	—	$25,000	$150,000	$200,000	$216,400
Average Interest Rate	—	—	5.5%	—	5.9%	6.5%	6.3%

Equity Price Risk On September 30, 2005, the Company owned stocks in other publicly held companies with a total market value of $293.4 million. The Company’s investments in Atwood Oceanics, Inc. and Schlumberger, Ltd. made up almost 93 percent of the portfolio’s market value at September 30, 2005. Although the Company sold portions of its positions in Schlumberger in 2004 and Atwood in the first quarter of fiscal 2005, the Company has no specific plans to sell additional securities, but may sell additional securities based on market conditions and other circumstances. These securities are subject to a wide variety and number of market-related risks that could substantially reduce or increase the market value of the Company’s holdings. Except for the Company’s holdings in its equity affiliate, Atwood Oceanics, Inc., the portfolio is recorded at fair value on its balance sheet with changes in unrealized after-tax value reflected in the equity section of its balance sheet. Any reduction in market value would have an impact on the Company’s debt ratio and financial strength. The total market value of the portfolio of securities was $240.7 million at September 30, 2004.

Report of Independent
Registered Public Accounting Firm

The Board of Directors and Shareholders
Helmerich & Payne, Inc.

We have audited the accompanying consolidated balance sheets of Helmerich & Payne, Inc. as of September 30, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Helmerich & Payne, Inc. at September 30, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Helmerich & Payne Inc.’s internal control over financial reporting as of September 30, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 1, 2005 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Tulsa, Oklahoma
December 1, 2005
except for Note 15, as to which the date is
December 7, 2005

Consolidated Statements of Income

Years Ended September 30,	2005	2004	2003
	(in thousands, except per share amounts)
OPERATING REVENUES
Drilling – U.S. Land	$527,637	$346,015	$273,179
Drilling – U.S. Offshore	84,921	84,238	112,259
Drilling – International	177,480	148,788	109,517
Real Estate	10,688	10,015	9,268
	800,726	589,056	504,223
OPERATING COSTS AND EXPENSES
Operating costs	484,231	417,716	346,259
Depreciation	96,274	94,425	82,513
Asset impairment	—	51,516	—
General and administrative	41,015	37,661	41,003
	621,520	601,318	469,775

Operating income (loss)	179,206	(12,262)	34,448

Other income (expense)
Interest and dividend income	5,809	1,965	2,467
Interest expense	(12,642)	(12,695)	(12,289)
Gain on sale of investment securities	26,969	25,418	5,529
Income from asset sales	13,550	5,377	3,689
Other	(235)	197	98
	33,451	20,262	(506)

Income before income taxes and equity in income (loss) of affiliates	212,657	8,000	33,942
Income tax provision	87,463	4,365	14,649
Equity in income (loss) of affiliates net of income taxes	2,412	724	(1,420)

NET INCOME	$127,606	$4,359	$17,873

Earnings per common share:
Basic	$2.50	$0.09	$0.36
Diluted	$2.45	$0.09	$0.35
Average common shares outstanding (in thousands):
Basic	51,087	50,312	50,039
Diluted	52,033	50,833	50,596

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets

ASSETS

September 30,	2005	2004
	(in thousands)
CURRENT ASSETS:

Cash and cash equivalents	$288,752	$65,296
Accounts receivable, less reserve of $1,791 in 2005 and $1,265 in 2004	162,646	133,262
Inventories	21,313	20,826
Deferred income taxes	8,765	4,346
Prepaid expenses and other	18,321	21,600
Total current assets	499,797	245,330

INVESTMENTS	178,452	161,532

PROPERTY, PLANT AND EQUIPMENT, at cost:

Contract drilling equipment	1,549,112	1,531,937
Construction in progress	34,774	1,228
Real estate properties	57,489	56,307
Other	96,614	93,640
	1,737,989	1,683,112
Less-Accumulated depreciation and amortization	756,024	684,438
Net property, plant and equipment	981,965	998,674

OTHER ASSETS	3,136	1,308

TOTAL ASSETS	$1,663,350	$1,406,844

The accompanying notes are an integral part of these statements.

LIABILITIES AND SHAREHOLDERS’ EQUITY

September 30,	2005	2004
	(in thousands, except share data)
CURRENT LIABILITIES:

Accounts payable	$44,854	$28,012
Accrued liabilities	44,627	31,891
Total current liabilities	89,481	59,903

NONCURRENT LIABILITIES:

Long-term notes payable	200,000	200,000
Deferred income taxes	246,975	194,573
Other	47,656	38,258
Total noncurrent liabilities	494,631	432,831

SHAREHOLDERS’ EQUITY:

Common stock, $.10 par value, 80,000,000 shares authorized, 53,528,952 shares issued	5,353	5,353
Preferred stock, no par value, 1,000,000 shares authorized, no shares issued	—	—
Additional paid-in capital	112,297	85,466
Retained earnings	939,380	828,763
Unearned compensation	(134)	—
Accumulated other comprehensive income	47,544	36,252
	1,104,440	955,834
Less treasury stock, 1,594,362 shares in 2005 and 3,083,516 shares in 2004, at cost	25,202	41,724
Total shareholders’ equity	1,079,238	914,110

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,663,350	$1,406,844

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders’ Equity

	Common Stock						Treasury Stock
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Shares	Amount	Total
	(in thousands, except per share amounts)
Balance, September 30, 2002	53,529	$5,353	$82,489	$838,929	$(190)	$16,180	3,518	$(47,591)	$895,170

Comprehensive Income:
Net Income				17,873					17,873
Other comprehensive income:
Unrealized gains on available- for-sale securities, net						15,005			15,005
Derivatives instruments
Amortization, net						982			982
Minimum pension liability adjustment, net						1,501			1,501
Total other comprehensive gain									17,488
Total comprehensive income									35,361
Cash dividends ($.32 per share)				(16,026)					(16,026)
Exercise of stock options			441				(129)	1,753	2,194
Tax benefit of stock-based awards			372						372
Amortization of deferred compensation					180				180
Balance, September 30, 2003	53,529	5,353	83,302	840,776	(10)	33,668	3,389	(45,838)	917,251

Comprehensive Income:
Net Income				4,359					4,359
Other comprehensive income (loss):
Unrealized gains on available- for-sale securities, net						3,721			3,721
Derivatives instruments
Amortization, net						72			72
Minimum pension liability adjustment, net						(1,209)			(1,209)
Total other comprehensive gain									2,584
Total comprehensive income									6,943
Cash dividends ($.3225 per share)				(16,372)					(16,372)
Exercise of stock options			813				(305)	4,114	4,927
Tax benefit of stock-based awards			1,351						1,351
Amortization of deferred compensation					10				10
Balance, September 30, 2004	53,529	5,353	85,466	828,763	—	36,252	3,084	(41,724)	914,110

Comprehensive Income:
Net Income				127,606					127,606
Other comprehensive income (loss):
Unrealized gains on available-for-sale securities, net						14,708			14,708
Minimum pension liability adjustment, net						(3,416)			(3,416)
Total other comprehensive gain									11,292
Total comprehensive income									138,898
Capital adjustment of equity investee			2,682						2,682
Stock issued under Restricted Stock Award Plan			93		(160)		(5)	67	—
Cash dividends ($.33 per share)				(16,989)					(16,989)
Exercise of stock options			8,903				(1,485)	16,455	25,358
Tax benefit of stock-based awards			15,153						15,153
Amortization of deferred compensation					26				26
Balance, September 30, 2005	53,529	$5,353	$112,297	$939,380	$(134)	$47,544	1,594	$(25,202)	$1,079,238

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Years Ended September 30,	2005	2004	2003
	(in thousands)
OPERATING ACTIVITIES:
Net income	$127,606	$4,359	$17,873
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation	96,274	94,425	82,513
Asset impairment charge	—	51,516	—
Equity in (income) loss of affiliates before income taxes	(3,891)	(1,168)	2,290
Amortization of deferred compensation	26	10	180
Gain on sale of investment securities	(26,969)	(22,766)	(5,529)
Non-monetary investment gain	—	(2,521)	—
Gain on sale of assets	(13,550)	(5,377)	(3,689)
Deferred income tax expense	38,014	5,934	41,391
Other – net	(349)	(98)	336
Change in assets and liabilities:
Accounts receivable	(46,223)	(25,335)	1,516
Inventories	(487)	1,707	251
Prepaid expenses and other	1,451	24,142	(29,355)
Accounts payable	8,517	(378)	(14,804)
Accrued liabilities	12,736	2,870	(1,281)
Deferred income taxes	16,557	2,323	(166)
Other noncurrent liabilities	2,526	6,997	1,589
	84,632	132,281	75,242
Net cash provided by operating activities	212,238	136,640	93,115

INVESTING ACTIVITIES:
Capital expenditures	(86,805)	(90,212)	(242,912)
Proceeds from asset sales	28,992	7,941	6,720
Purchase of investments	(5,000)	—	—
Proceeds from sale of investments	65,539	14,033	18,215
Net cash provided by (used in) investing activities	2,726	(68,238)	(217,977)

FINANCING ACTIVITIES:
Proceeds from long-term debt	—	—	100,000
Decrease (increase) in short-term notes	—	(30,000)	30,000
Dividends paid	(16,866)	(16,222)	(16,026)
Proceeds from exercise of stock options	25,358	4,927	2,194
Net cash provided by (used in) financing activities	8,492	(41,295)	116,168

Net increase (decrease) in cash and cash equivalents	223,456	27,107	(8,694)
Cash and cash equivalents, beginning of period	65,296	38,189	46,883
Cash and cash equivalents, end of period	$288,752	$65,296	$38,189

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Helmerich & Payne, Inc. (the Company), and its wholly-owned subsidiaries. Fiscal years of the Company’s foreign consolidated operations end on August 31 to facilitate reporting of consolidated results. There were no significant intervening events which materially affected the financial statements.

BASIS OF PRESENTATION

Certain amounts in the accompanying consolidated financial statements for prior periods have been reclassified to conform to current year presentation.

TRANSLATION OF FOREIGN CURRENCIES

The Company has determined that the functional currency for its foreign subsidiaries is the U.S. dollar. Foreign currency transaction gains (losses) were $(.8) million, $(2.2) million and $.4 million for 2005, 2004, and 2003, respectively. These amounts are included in direct operating costs.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

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

CAPITALIZATION OF INTEREST

The Company capitalizes interest on major projects during construction. Interest is capitalized based on the average interest rate on related debt. Capitalized interest for 2005, 2004, and 2003 was $.3 million, $.5 million, and $1.8 million, respectively.

VALUATION OF LONG-LIVED ASSETS

The Company periodically evaluates the carrying value of long-lived assets to be held and used, including intangible assets, when events or circumstances warrant such a review. The Company recognizes impairment losses equal to the excess of the carrying value over the estimated fair value of long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows expected to be generated by the asset are not sufficient to recover the carrying amount of the asset.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash in banks and investments readily convertible into cash which mature within three months from the date of purchase.

RESTRICTED CASH AND CASH EQUIVALENTS

The Company had restricted cash and cash equivalents of $4.2 million and $2.0 million at September 30, 2005 and 2004, respectively. All restricted cash is for the purpose of potential insurance claims in the Company’s wholly-owned captive insurance company. Of the total, $2.0 million is from the initial capitalization of the captive and management has elected to restrict an additional $2.2 million. The restricted amounts are primarily invested in short-term money market securities.

The restricted cash and cash equivalents is reflected in the balance sheet as follows (in thousands):

September 30,	2005	2004
Other current assets	$2,195	$2,000
Other assets	$2,000	$—

INVENTORIES AND SUPPLIES

Inventories and supplies are primarily replacement parts and supplies held for use in the Company’s drilling operations. Inventories and supplies are valued at the lower of cost (moving average or actual) or market value.

DRILLING REVENUES

Contract drilling revenues are comprised primarily of daywork drilling contracts for which the related revenues and expenses are recognized as work progresses. For certain contracts, the Company receives lump-sum payments for the mobilization of rigs and other drilling equipment. Revenues earned, net of direct costs incurred for the mobilization, are deferred and recognized over the term of the related drilling contract. Costs incurred to relocate rigs and other drilling equipment to areas in which a contract has not been secured are expensed as incurred. Reimbursements received by the Company for out-of-pocket expenses are recorded as revenues and direct costs.

RENT REVENUES

The Company enters into leases with tenants in its rental properties consisting primarily of retail and multi-tenant warehouse space. The lease terms of tenants occupying space in the retail centers and warehouse buildings range from one to eleven years. Minimum rents are recognized on a straight-line basis over the term of the related leases. Overage and percentage rents are based on tenants’ sales volume. Recoveries from tenants for property taxes and operating expenses are recognized as Real Estate revenues in the Consolidated Statements of Income. The Company’s rent revenues are as follows:

Years Ended September 30,	2005	2004	2003
	(in thousands)
Minimum rents	$7,606	$7,490	$7,333
Overage and percentage rents	$1,162	$1,207	$768

At September 30, 2005, minimum future rental income to be received on noncancelable operating leases were as follows (in thousands):

Fiscal Year	Amount

2006	$6,887
2007	6,134
2008	4,840
2009	3,532
2010	2,901
Thereafter	4,765
Total	$29,059

Leasehold improvement allowances are capitalized and amortized over the lease term.

INVESTMENTS

The Company maintains investments in equity securities of unaffiliated companies. The cost of securities used in determining realized gains and losses is based on the average cost basis of the security sold. Net income in 2004 includes approximately $1.5 million, $0.03 per share on a diluted basis, on gains related to non-monetary transactions within the Company’s available-for-sale investment portfolio which were accounted for at fair value.

The Company regularly reviews investment securities for impairment based on criteria that include the extent to which the investment’s carrying value exceeds its related market value, the duration of the market decline and the financial strength and specific prospects of the issuer of the security. Unrealized losses that are other than temporary are recognized in earnings.

Investments in companies owned from 20 to 50 percent are accounted for using the equity method with the Company recognizing its proportionate share of the income or loss of each investee. The Company owned approximately 21.7 percent of Atwood Oceanics, Inc. (Atwood) at September 30, 2004. In October 2004, the Company sold 1,000,000 shares of its position in Atwood as part of a 2,175,000 share public offering of Atwood. The sale generated $15.9 million ($0.31 per diluted share) of net income in fiscal 2005. As a result of Atwood’s capital transaction, the Company’s equity investment increased by $4.3 million, deferred income taxes payable increased $1.6 million and additional paid-in-capital increased $2.7 million. With its remaining 2,000,000 shares of Atwood, the Company owns approximately 13.0 percent of Atwood. The Company continues to account for Atwood on the equity method as the Company continues to have significant influence through its board of director seats.

The quoted market value of the Company’s investment was $168.4 million and $142.6 million at September 30, 2005 and 2004, respectively. Retained earnings at September 30, 2005 and 2004 includes approximately $24.3 million and $29.0 million, respectively of undistributed earnings of Atwood.

Summarized financial information of Atwood is as follows:

September 30,	2005	2004	2003
	(in thousands)
Gross revenues	$176,156	$163,454	$144,766
Costs and expenses	149,785	155,867	157,568
Net income (loss)	$26,371	$7,587	$(12,802)
Helmerich & Payne, Inc.’s equity in net income (loss), net of income taxes	$2,412	$724	$(1,414)

Current assets	$93,283	$92,966	$76,012
Noncurrent assets	403,641	405,970	446,662
Current liabilities	56,159	60,053	49,949
Noncurrent liabilities	78,268	167,294	209,258
Shareholders’ equity	362,497	271,589	263,467

Helmerich & Payne, Inc.’s investment	$46,533	$57,824	$56,655

INCOME TAXES

Deferred income taxes are computed using the liability method and are provided on all temporary differences between the financial basis and the tax basis of the Company’s assets and liabilities.

POST EMPLOYMENT AND OTHER BENEFITS

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

EMPLOYEE STOCK-BASED AWARDS

Employee stock-based awards are currently accounted for under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Fixed plan common stock options generally do not result in compensation expense, because the exercise price of the options issued by the Company equals the market price of the underlying stock on the date of grant. The plans under which the Company issues stock based awards are described more fully in Note 5. The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”.

September 30,	2005	2004	2003
	(in thousands, except per share amounts)
Net income, as reported	$127,606	$4,359	$17,873
Stock-based employee compensation expense included in the Consolidated Statements of Income, net of related tax effects	16	6	112
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,563)	(4,172)	(4,387)
Pro forma net income	$124,059	$193	$13,598
Earnings per share:
Basic-as reported	$2.50	$0.09	$0.36
Basic-pro forma	$2.43	$0.00	$0.27
Diluted-as reported	$2.45	$0.09	$0.35
Diluted-pro forma	$2.34	$0.00	$0.27

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

NEW ACCOUNTING STANDARD

In December, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), “Share-Based Payment”, which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”. Statement 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and amends FASB Statement No. 95, “Statement of Cash Flows”. The statement requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair value. The statement is effective at the beginning of the first interim or annual period beginning after June 15, 2005, with the SEC allowing for implementation at the beginning of the first fiscal year beginning after June 15, 2005. The Company plans to adopt the new standard the first quarter of fiscal 2006, beginning October 1, 2005, under the modified-prospective-transition method. The Company will recognize compensation cost for share-based payments to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied. Measurement and attribution of compensation cost for awards that were granted but not vested prior to the date the Company adopts the new standard will be based on the same estimate of the grant-date fair value and the same attribution method used previously under Statement 123 for pro forma disclosure. For those awards that are granted, modified or settled after the Company adopts the Statement, compensation cost will be measured and recognized in the financial statements in accordance with the provision of Statement 123(R). The Company expects to incur additional pre-tax compensation expense of approximately $1.3 million related to options currently outstanding in the first quarter of fiscal 2006 as a result of adopting Statement 123(R). Statement 123(R) also requires that the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. The Company cannot estimate what those amounts will be in the future because they depend on, among other things, when employees exercise stock options.

NOTE 2  IMPAIRMENT OF LONG-LIVED ASSETS

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

Based on its analysis, the Company recorded a $51.5 million pre-tax impairment charge to the Offshore Platform segment in the fourth quarter of fiscal 2004. In conjunction with the impairment charge, the Company retired rig 108 at September 30, 2004, which brought the number of available platform rigs to eleven. The Company also reduced the depreciable lives of five platform rigs to four years and the salvage value of each of the offshore rigs to $1.0 million. As a result of the impairment charge and the change in depreciable lives and salvage values, depreciation expense in the Offshore Platform segment was reduced by approximately $1.5 million in fiscal year 2005.

NOTE 3  NOTES PAYABLE AND LONG-TERM DEBT

At September 30, 2005, the Company had $200 million in unsecured long-term debt outstanding at fixed rates and maturities as summarized in the following table.

Issue Amount	Maturity Date	Interest Rate
$25,000	August 15, 2007	5.51%
$25,000	August 15, 2009	5.91%
$75,000	August 15, 2012	6.46%
$75,000	August 15, 2014	6.56%

The terms of the debt obligations require the Company to maintain a minimum ratio of debt to total capitalization. The debt is held by various entities, including $8 million held by a company affiliated with one of the Company’s Board members.

At September 30, 2005, the Company had a committed unsecured line of credit totaling $50 million. Letters of credit totaling $14 million were outstanding against the line, leaving $36 million available to borrow. Under terms of the line of credit, the Company must maintain certain financial ratios including debt to total capitalization and debt to earnings before interest, taxes, depreciation, and amortization, and a certain level of tangible net worth. The interest rate varies based on LIBOR plus .875 to 1.125 percent or prime minus 1.75 percent to prime minus 1.50 percent depending on ratios described above. At September 30, 2005 and 2004, no balances were outstanding under the line of credit. The revolving credit commitment expires July 11, 2006.

NOTE 4  INCOME TAXES

The components of the provision (benefit) for income taxes are as follows:

Years Ended September 30,	2005	2004	2003
	(in thousands)
Current:
Federal	$39,139	$(5,997)	$(34,495)
Foreign	8,185	4,622	6,870
State	2,125	(194)	883
	49,449	(1,569)	(26,742)
Deferred:
Federal	31,573	4,037	42,835
Foreign	4,863	1,902	(3,383)
State	1,578	(5)	1,939
	38,014	5,934	41,391
Total provision (benefit)	$87,463	$4,365	$14,649

The amounts of domestic and foreign income before income taxes and equity in income (loss) of affiliates are as follows:

Years Ended September 30,	2005	2004	2003
	(in thousands)
Domestic	$195,978	$(2,565)	$31,638
Foreign	16,679	10,565	2,304
	$212,657	$8,000	$33,942

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities.

The components of the Company’s net deferred tax liabilities are as follows:

September 30,	2005	2004
	(in thousands)
Deferred tax liabilities:
Property, plant and equipment	$210,861	$188,240
Available-for-sale securities	31,929	28,203
Equity investments	20,915	17,793
Other	1,715	1,714
Total deferred tax liabilities	265,420	235,950
Deferred tax assets:
Pension reserves	10,310	7,283
Insurance reserves	3,943	4,452
Net operating loss and foreign tax credit carryforwards	32,567	56,213
Minimum tax credit carryforwards	428	3,748
Financial accruals	11,295	7,848
Other	12	1,315
Total deferred tax assets	58,555	80,859
Valuation allowance	31,345	35,136
Net deferred tax assets	27,210	45,723
Net deferred tax liabilities	$238,210	$190,227

Reclassifications have been made to the fiscal 2004 balances for certain components of deferred tax assets and liabilities in order to conform to the current year’s presentation.

As of September 30, 2005 the Company had foreign net operating loss carryforwards for income tax purposes of $4.9 million, of which a significant portion can be carried forward indefinitely, and foreign tax credit carryforwards of approximately $31.0 million which will expire in years 2010 through 2014. The valuation allowance is primarily attributable to foreign operating loss carryforwards and foreign tax credit carryforwards for which utilization is uncertain. At this time the Company has no plans to utilize the repatriation provision under the American Jobs Creation Act.

Effective income tax rates as compared to the U.S Federal income tax rate are as follows:

Years Ended September 30,	2005	2004	2003

U.S. Federal income tax rate	35%	35%	35%
Effect of foreign taxes	3	18	4
State income taxes	3	—	4
Other	—	2	—
Effective income tax rate	41%	55%	43%

NOTE 5  SHAREHOLDERS’ EQUITY

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

Vesting requirements are determined by the Human Resources Committee of the Company’s Board of Directors. Options granted December 6, 1995, began vesting December 6, 1998, with 20 percent of the options vesting for five consecutive years. Options granted December 4, 1996, began vesting December 4, 1997, with 20 percent of the options vesting for five consecutive years. Options granted since December 3, 1997, began vesting one year after the grant date with 25 percent of the options vesting for four consecutive years.

In March 2001, the Company adopted the 2000 Stock Incentive Plan (the “Stock Incentive Plan”). The Stock Incentive Plan was effective December 6, 2000 and will terminate December 6, 2010. Under this plan, the Company is authorized to grant options for up to 3,000,000 shares of the Company’s common stock at an exercise price not less than the fair market value of the common stock on the date of grant. Up to 450,000 shares of the total authorized may be granted to participants as restricted stock awards. In 2005, 5,000 shares of restricted stock awards were granted. There were no restricted stock grants in fiscal 2004 or 2003.

The following summary reflects the stock option activity for the Company’s common stock and related information for 2005, 2004, and 2003 (shares in thousands):

	2005		2004		2003
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at October 1,	4,457	$22.03	4,327	$21.41	3,875	$20.28
Granted	463	32.02	469	24.18	611	27.74
Exercised	(1,611)	19.57	(305)	16.15	(130)	16.93
Forfeited/Expired	(65)	27.22	(34)	25.38	(29)	23.85
Outstanding on September 30,	3,244	$24.57	4,457	$22.03	4,327	$21.41
Exercisable on September 30,	2,027	$22.74	2,997	$20.62	2,575	$19.34
Shares available to grant	755		1,158		1,597

The following table summarizes information about stock options at September 30, 2005 (shares in thousands):

	Outstanding Stock Options			Exercisable Stock Options
Range of Exercise Prices	Options	Weighted-Average Remaining Life	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
$12.79 to $19.83	595	3.5	$16.35	595	$16.35
$22.66 to $24.59	1,366	6.5	$23.73	867	$23.79
$26.11 to $32.02	1,283	6.6	$29.26	565	$27.86
$12.79 to $32.02	3,244	6.0	$24.57	2,027	$22.74

The weighted-average fair value of options at their grant date during 2005, 2004, and 2003 was $12.17, $10.24, and $10.72, respectively. The estimated fair value of each option granted is calculated using the Black-Scholes option-pricing model. The following summarizes the weighted-average assumptions used in the model:

	2005	2004	2003
Risk-free interest rate	4.2%	3.7%	3.1%
Expected stock volatility	40.3%	44.0%	45.0%
Dividend yield	1.0%	.8%	.8%
Expected years until exercise	5.0	5.5	4.5

On September 30, 2005, the Company had 51,934,590 outstanding common stock purchase rights (“Rights”) pursuant to terms of the Rights Agreement dated January 8, 1996. Under the terms of the Rights Agreement each Right entitled the holder thereof to purchase from the Company one half of one unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock (“Preferred Stock”), without par value, at a price of $90 per unit. The exercise price and the number of units of Preferred Stock issuable on exercise of the Rights are subject to adjustment in certain cases to prevent dilution. The Rights will be attached to the common stock certificates and are not exercisable or transferrable apart from the common stock, until ten business days after a person acquires 15 percent or more of the outstanding common stock or ten business days following the commencement of a tender offer or exchange offer that would result in a person owning 15 percent or more of the outstanding common stock. In the event the Company is acquired in a merger or certain other business combination transactions (including one in which the Company is the surviving corporation), or more than 50 percent of the Company’s assets or earning power is sold or transferred, each holder of a Right shall have the right to receive, upon exercise of the Right, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The Rights are redeemable under certain circumstances at $0.01 per Right and will expire, unless earlier redeemed, on January 31, 2006. As long as the Rights are not separately transferrable, the Company will issue one half of one Right with each new share of common stock issued.

NOTE 6  EARNINGS PER SHARE

A reconciliation of the weighted-average common shares outstanding on a basic and diluted basis is as follows:

	2005	2004	2003
	(in thousands)
Basic weighted-average shares	51,087	50,312	50,039
Effect of dilutive shares:
Stock options	945	521	555
Restricted stock	1	—	2
	946	521	557
Diluted weighted-average shares	52,033	50,833	50,596

At September 30, 2005, all options outstanding were included in the computation of diluted earnings per common share.

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

NOTE 7  FINANCIAL INSTRUMENTS

The Company had $200 million of long-term debt outstanding at September 30, 2005 which had an estimated fair value of $215 million. The debt was valued based on the prices of similar securities with similar terms and credit ratings. The Company used the expertise of an outside investment banking firm to assist with the estimate of the fair value of the long-term debt. The Company’s line of credit and notes payable bear interest at market rates and the cost of borrowings, if any, would approximate fair value. The estimated fair value of the Company’s available-for-sale securities is primarily based on market quotes.

The following is a summary of available-for-sale securities, which excludes those accounted for under the equity method of accounting (see Note 1) and assets held in a Non-qualified Supplemental Savings Plan:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)
Equity Securities:
September 30, 2005	$30,937	$94,000	$ —	$124,937
September 30, 2004	$27,811	$70,448	$170	$ 98,089

During the years ended September 30, 2005, 2004, and 2003, marketable equity available-for-sale securities with a fair value at the date of sale of $46.7 million, $30.9 million, and $18.2 million, respectively, were sold. For the same years, the gross realized gains on such sales of available-for-sale securities totaled $27.0 million, $22.8 million, and $8.6 million, respectively, and the gross realized losses totaled $7 thousand in fiscal 2004 and $3.1 million in fiscal 2003.

The assets held in a Non-qualified Supplemental Savings Plan are valued at fair market which totaled $7.0 million and $5.6 million at September 30, 2005 and 2004, respectively.

The carrying amount of cash and cash equivalents approximates fair value due to the short maturity of those investments.

The carrying value of other assets, accrued liabilities and other liabilities approximated fair value at September 30, 2005 and 2004.

NOTE 8  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The table below presents changes in the components of accumulated other comprehensive income (loss).

	Unrealized Appreciation (Depreciation) on Securities	Interest Rate Swap	Minimum Pension Liability	Total
	(in thousands)
Balance at September 30, 2002	$24,846	$(1,054)	$(7,612)	$16,180
2003 Change:
Pre-income tax amount	29,731	—	2,421	32,152
Income tax provision	(11,298)	—	(920)	(12,218)
Amortization of swap (net of $602 income tax benefit)	—	982	—	982
Realized gains in net income (net of $2,101 income tax)	(3,428)	—	—	(3,428)
	15,005	982	1,501	17,488
Balance at September 30, 2003	39,851	(72)	(6,111)	33,668
2004 Change:
Pre-income tax amount	31,420	—	(1,951)	29,469
Income tax provision	(11,940)	—	742	(11,198)
Amortization of swap (net of $45 income tax benefit)	—	72	—	72
Realized gains in net income (net of $9,659 income tax)	(15,759)	—	—	(15,759)
	3,721	72	(1,209)	2,584
Balance at September 30, 2004	43,572	—	(7,320)	36,252
2005 Change:
Pre-income tax amount	24,588	—	(5,510)	19,078
Income tax provision	(9,343)	—	2,094	(7,249)
Realized gains in net income (net of $328 income tax)	(537)	—	—	(537)
	14,708	—	(3,416)	11,292
Balance at September 30, 2005	$58,280	$—	$(10,736)	$47,544

NOTE 9  EMPLOYEE BENEFIT PLANS

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

The following table and other information in this footnote provide information at September 30 as to the Company sponsored domestic defined pension plan as required by SFAS No. 132 (Revised 2003), “Employers’ Disclosures About Pensions and Other Postretirement Benefits”.

Change in benefit obligation:

Years Ended September 30,	2005	2004
	(in thousands)
Benefit obligation at beginning of year	$82,222	$71,174
Service cost	3,480	3,943
Interest cost	4,617	4,403
Actuarial loss	3,408	5,985
Benefits paid	(3,510)	(3,283)
Benefit obligation at end of year	$90,217	$82,222

Change in plan assets:

Years Ended September 30,	2005	2004
	(in thousands)
Fair value of plan assets at beginning of year	$56,650	$53,635
Actual gain on plan assets	7,565	6,298
Employer contribution	2,250	—
Benefits paid	(3,510)	(3,283)
Fair value of plan assets at end of year	$62,955	$56,650

Funded status of the plan	$(27,262)	$(25,572)
Unrecognized net actuarial loss	17,445	18,211
Unrecognized prior service cost	1	1
Accumulated other comprehensive loss (before tax)	(17,317)	(11,807)
Accrued benefit cost	$(27,133)	$(19,167)

Weighted-average assumptions:

Years Ended September 30,	2005	2004	2003
Discount rate	5.50%	5.75%	6.25%
Expected return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	5.00%	5.00%	5.00%

The Company anticipates funding of its Pension Plan will be approximately $2.8 million in fiscal 2006.

COMPONENTS OF NET PERIODIC PENSION EXPENSE:

Years Ended September 30,	2005	2004	2003
	(in thousands)
Service cost	$3,480	$3,943	$5,401
Interest cost	4,617	4,403	4,423
Expected return on plan assets	(4,378)	(4,232)	(3,807)
Amortization of prior service cost	—	19	180
Recognized net actuarial loss	987	761	1,550
Curtailment gain	—	—	84
Net pension expense	$4,706	$4,894	$7,831

The following table reflects the expected benefits to be paid from the Pension Plan in each of the next five fiscal years, and in the aggregate for the five years thereafter.

Years Ended September 30,
2006	2007	2008	2009	2010	2011-2015	Total
(in thousands)
$4,640	$4,606	$4,524	$4,558	$4,533	$26,368	$49,229

Included in the Pension Plan is an unfunded supplemental executive retirement plan.

The accumulated benefit obligation for the defined Pension Plan was $90.1 million, $75.7 million and $66.1 million at September 30, 2005, 2004, and 2003, respectively.

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

The target allocation for 2006 and the asset allocation for the domestic Pension Plan at the end of fiscal 2005 and 2004, by asset category, follows:

	Target Allocation	Percentage of Plan Assets At September 30,
Asset Category	2006	2005	2004
U.S. equities	56%	58%	57%
International equities	14	16	15
Fixed income	25	24	27
Real estate and other	5	2	1
Total	100%	100%	100%

The fair value of plan assets was $63.0 million and $56.7 million at September 30, 2005 and 2004, respectively, and the expected long-term rate of return on these plan assets was 8 percent in 2005 and 2004.

DEFINED CONTRIBUTION PLAN

Substantially all employees on the United States payroll of the Company may elect to participate in the Company sponsored 401(k)/Thrift Plan by contributing a portion of their earnings. The Company contributes amounts equal to 100 percent of the first 5 percent of the participant’s compensation subject to certain limitations. Expensed Company contributions were $6.1 million, $5.6 million, and $5.6 million in 2005, 2004, and 2003, respectively.

NOTE 10 SUPPLEMENTAL BALANCE SHEET INFORMATION

The following reflects the activity in the Company’s reserve for bad debt for 2005, 2004 and 2003:

September 30,	2005	2004	2003
	(in thousands)
Reserve for bad debt:
Balance at October 1,	$1,265	$1,319	$1,337
Provision for bad debt	530	15	45
Write-off of bad debt	(4)	(69)	(63)
Balance at September 30,	$1,791	$1,265	$1,319

Accounts receivable, prepaid expenses, and accrued liabilities at September 30 consist of the following:

September 30,	2005	2004
	(in thousands)
Accounts receivable:
Trade receivables	$162,646	$116,423
Investment sales receivables	—	16,839
	$162,646	$133,262

Prepaid expenses and other:
Prepaid value added tax	$5,960	$1,514
Restricted cash	2,195	2,000
Income tax asset	2,080	5,831
Prepaid insurance	1,949	1,329
Deferred mobilization	654	2,846
Other	5,483	8,080
	$18,321	$21,600

Accrued liabilities:
Taxes payable – operations	$10,263	$6,531
Workers’ compensation liabilities	3,830	2,877
Payroll and employee benefits	20,277	8,678
Deferred income/prepays	—	2,844
Other	10,257	10,961
	$44,627	$31,891

NOTE 11 SUPPLEMENTAL CASH FLOW INFORMATION

Years Ended September 30,	2005	2004	2003
	(in thousands)
Cash payments:
Interest paid, net of amounts capitalized	$12,707	$12,653	$11,375
Income taxes paid	$29,715	$7,010	$5,838

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

SELF-INSURANCE

The Company self-insures a significant portion of its expected losses under its worker’s compensation, general, and automobile liability programs. Insurance coverage has been purchased for individual claims that exceed $1 million or $2 million, depending on whether a claim occurs inside or outside of the United States. The Company records estimates for incurred outstanding liabilities for unresolved worker’s compensation, general liability claims and for claims that are incurred but not reported. Estimates are based on historic experience and statistical methods that the Company believes are reliable. Nonetheless, insurance estimates include certain assumptions and management judgments regarding the frequency and severity of claims, claim development, and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense that would be reported under these programs.

The Company formed a wholly-owned captive insurance company, White Eagle Assurance Company (White Eagle), to provide property damage insurance for company-owned drilling rigs. The Company obtained 85 percent of land rig property insurance from a third party insurance provider in 2005 that carried a $1.0 million deductible. The Company is self insured through White Eagle for the remaining 15 percent of land rig property coverage and the $1.0 million deductible on all rig property. Additionally, the Company is self insured for up to $1.0 million per occurrence deductible under workers compensation, general, and automobile liability insurance policies for its international operations. Premiums paid to White Eagle by the drilling segments have been included in the drilling segment expenses but eliminated, along with the premium earned income, in the Consolidated Statements of Income.

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

The Company is exposed to risks of currency devaluation in Venezuela primarily as a result of bolivar receivable balances and bolivar cash balances. In Venezuela, approximately 40 percent of the Company’s billings to the Venezuelan oil company, PDVSA, are in U.S. dollars and 60 percent are in the local currency, the bolivar. In January 2003, the Venezuelan government put into effect exchange controls that fixed the exchange rate at 1600 bolivares to one U.S. dollar and also prohibited the Company, as well as other companies, from converting the bolivar into U.S. dollars. In compliance with applicable regulations, the Company on October 1, 2003 submitted a request to the Venezuelan government seeking permission to convert existing bolivar balances into U.S. dollars. In January 2004, the Venezuelan government approved the conversion of bolivar cash balances to U.S. dollars and the remittance of those U.S. dollars as dividends by the Company’s Venezuelan subsidiary to the U.S. based parent. The Company was able to remit $8.8 million of such dividends in January 2004. This reduced the Company’s exposure to currency devaluation in Venezuela.

As stated above, the Company is exposed to risks of currency devaluation in Venezuela primarily as a result of bolivar receivable balances and bolivar cash balances. The exchange rate was 2150 bolivares and 1920 bolivares at September 30, 2005 and 2004, respectively. As a result of the 12 percent devaluation of the bolivar during fiscal 2005 (from September 2004 through August 2005), the Company experienced total devaluation losses of $.6 million during that same period. This 12 percent devaluation loss may not be reflective of the potential for future devaluation losses because of the exchange controls that are currently in place. However, the exact amount and timing of such devaluation is uncertain. While the Company is unable to predict future devaluation in Venezuela, if fiscal 2006 activity levels are similar to fiscal 2005 and if a 10 percent to 20 percent devaluation would occur, the Company could experience potential currency devaluation losses ranging from approximately $1.6 million to $2.9 million.

In late August 2003, the Venezuelan state petroleum company agreed, on a go-forward basis, to pay a portion of the Company’s dollar-based invoices in U.S. dollars. Were this agreement to end, the Company would revert back to receiving these payments in bolivares and thus increase bolivar cash balances and exposure to devaluation.

On September 28, 2005, the Company made application with the Venezuelan government requesting the approval to convert bolivar cash balances to U.S. dollars. Upon approval from the Venezuelan government, the Company’s Venezuelan subsidiary will remit those dollars as a dividend to its U.S. based parent, thus reducing the Company’s exposure to currency devaluation.

Venezuela continues to experience significant governmental instability. In the event that extended labor strikes occur or turmoil increases, the Company could experience shortages in material and supplies necessary to operate some or all of its Venezuelan drilling rigs.

NOTE 13 CONTINGENT LIABILITIES AND COMMITMENTS

COMMITMENTS

During fiscal year 2005, the Company entered into separate drilling contracts with eight exploration and production customers to build and operate a total of 25 new FlexRigs (see Note 15 Subsequent Events regarding construction of an additional 25 new FlexRigs). The construction cost is estimated to average approximately $11 million to $14 million per rig, depending on equipment requirements. The construction began in the third quarter of fiscal 2005 and is estimated to continue into the fourth quarter of fiscal 2007. During construction, rig construction costs will be recorded in construction in progress and then transferred to contract drilling equipment when the rig is placed in the field for service. Equipment, parts and supplies are ordered in advance to promote efficient construction progress. At September 30, 2005, the Company had commitments outstanding of approximately $96.2 million for the purchase of drilling equipment.

LEASES

In May 2003, the Company signed a six-year lease for approximately 114,000 square feet of office space near downtown Tulsa, Oklahoma. The lease agreement contains rent escalation clauses, which have been included in the future minimum lease payments below, and a renewal option. Leasehold improvements made at the inception of the lease were capitalized and are being amortized over the initial lease term. The Company also conducts certain operations in leased premises and leases telecommunication equipment. Future minimum lease payments required under noncancelable operating leases as of September 30, 2005 are as follows (in thousands):

Fiscal Year	Amount

2006	$3,095
2007	2,470
2008	1,615
2009	1,569
2010	482
Thereafter	—
Total	$9,231

Total rent expense was $2.3 million, $2.0 million and $1.1 million for 2005, 2004 and 2003, respectively.

CONTINGENCIES

In August 2005, the Company’s Rig 201, which operates on an operator’s tension-leg platform in the Gulf of Mexico, lost its entire derrick and suffered significant damage as a result of Hurricane Katrina. Pre-tax cash flow from the platform rig was approximately $5.4 million in fiscal 2005. The Company is still in the process of assessing the damage to the rig and does not anticipate that it will return to service in 2006. The rig was insured at a value that approximated replacement cost to cover the net book value and any additional losses. Therefore, the Company expects to record a gain resulting from the receipt of insurance proceeds. Because the damage assessment has not been completed, the Company is unable to estimate the amount or timing of the gain. Capital costs incurred in conjunction with any repairs will be capitalized and depreciated as described in Note 1 Summary of Significant Accounting Policies.

NOTE 14 SEGMENT INFORMATION

The Company operates principally in the contract drilling industry. The Company’s contract drilling business includes the following operating segments: U.S. Land, U.S. Offshore Platform, and International. The contract drilling operations consist mainly of contracting Company-owned drilling equipment primarily to major oil and gas exploration companies. The Company’s primary international areas of operation include Venezuela, Colombia, Ecuador, Argentina and Bolivia. The Company also has a Real Estate segment whose operations are conducted exclusively in the metropolitan area of Tulsa, Oklahoma. The key areas of operations include a shopping center and several multi-tenant warehouses. Each reportable segment is a strategic business unit which is managed separately. Other includes investments and corporate operations.

The Company evaluates performance of its segments based upon operating income or loss from operations before income taxes which includes:

•	revenues from external and internal customers

•	direct operating costs

•	depreciation

•	allocated general and administrative costs

but excludes corporate costs for other depreciation and other income and expense. General and administrative costs are allocated to the segments based primarily on specific identification, and to the extent that such identification is not practical, on other methods which the Company believes to be a reasonable reflection of the utilization of services provided. The accounting policies of the segments are the same as those described in Note 1, Summary of Significant Accounting Policies. Intersegment sales are accounted for in the same manner as sales to unaffiliated customers.

Summarized financial information of the Company’s reportable segments for each of the years ended September 30, 2005, 2004, and 2003 is shown in the following table:

(in thousands)	External Sales	Inter- Segment	Total Sales	Operating Income	Depreciation	Total Assets	Additions to Long-Lived Assets
2005
Contract Drilling
U.S. Land	$527,637	$—	$527,637	$164,657	$60,222	$809,403	$70,297
U.S. Offshore	84,921	—	84,921	17,708	10,602	95,108	1,058
International	177,480	—	177,480	18,973	20,107	239,087	12,438
	790,038	—	790,038	201,338	90,931	1,143,598	83,793
Real Estate	10,688	761	11,449	4,714	2,352	32,203	1,517
Other	—	—	0	(26,846)	2,991	487,549	1,495
Eliminations	—	(761)	(761)	—	—	—	—
Total	$800,726	$—	$800,726	$179,206	$96,274	$1,663,350	86,805

2004:
Contract Drilling
U.S. Land	$346,015	$—	$346,015	$35,545	$56,528	$742,642	$69,920
U.S. Offshore	84,238	—	84,238	(35,628)	12,107	102,557	1,512
International	148,788	—	148,788	12,126	20,530	261,893	9,513
	579,041	—	579,041	12,043	89,165	1,107,092	80,945
Real Estate	10,015	897	10,912	3,198	2,253	33,044	3,538
Other	—	—	—	(27,503)	3,007	266,708	5,729
Eliminations	—	(897)	(897)	—	—	—	—
Total	$589,056	$—	$589,056	$(12,262)	$94,425	$1,406,844	$90,212

2003:
Contract Drilling
U.S. Land	$273,179	$—	$273,179	$17,751	$44,726	$730,642	$213,201
U.S. Offshore	112,259	—	112,259	35,932	12,799	170,580	7,191
International	109,517	—	109,517	4,854	20,092	243,918	12,733
	494,955	—	494,955	58,537	77,617	1,145,140	233,125
Real Estate	9,268	1,439	10,707	3,922	2,535	31,472	7,628
Other	—	—	—	(28,011)	2,361	241,158	2,159
Eliminations	—	(1,439)	(1,439)	—	—	—	—
Total	$504,223	$—	$504,223	$34,448	$82,513	$1,417,770	$242,912

The following table reconciles segment operating income to income before taxes and equity in income (loss) of affiliates as reported in the Consolidated Statements of Income (in thousands).

Years Ended September 30,	2005	2004	2003
Segment operating income (loss)	$179,206	$(12,262)	$34,448

Other income (expense)
Interest and dividend income	5,809	1,965	2,467
Interest expense	(12,642)	(12,695)	(12,289)
Gain on sale of investment securities	26,969	25,418	5,529
Income from asset sales	13,550	5,377	3,689
Other	(235)	197	98
Total unallocated amounts	33,451	20,262	(506)
Income before income taxes and equity in income (loss) of affiliates	$212,657	$8,000	$33,942

The following table presents revenues from external customers and long-lived assets by country based on the location of service provided (in thousands).

Years Ended September 30,	2005	2004	2003
Revenues
United States	$623,246	$440,268	$394,706
Venezuela	66,824	56,297	31,816
Ecuador	60,946	43,363	50,463
Colombia	12,792	3,698	6,062
Other Foreign	36,918	45,430	21,176
Total	$800,726	$589,056	$504,223

Long-Lived Assets
United States	$810,489	$799,207	$867,365
Venezuela	84,461	85,336	75,179
Ecuador	44,250	46,809	46,778
Colombia	9,213	9,336	12,984
Other Foreign	33,552	57,986	55,899
Total	$981,965	$998,674	$1,058,205

Long-lived assets are comprised of property, plant and equipment.

Revenues from one company doing business with the contract drilling segment accounted for approximately 11.1 percent, 11.4 percent, and 16.0 percent of the total operating revenues during the years ended September 30, 2005, 2004, and 2003, respectively. Revenues from another company doing business with the contract drilling segment accounted for approximately 8.7 percent, 11.3 percent, and 11.7 percent of total operating revenues in the years ended September 30, 2005, 2004, and 2003, respectively. Revenues from a third company doing business with the contract drilling segment accounted for approximately 7.7 percent, 8.9 percent, and 14.9 percent of total operating revenues in the years ended September 30, 2005, 2004, and 2003, respectively. Collectively, the receivables from these customers were approximately $38.5 million and $28.6 million at September 30, 2005 and 2004, respectively.

NOTE 15 SUBSEQUENT EVENTS

In October and November, 2005, the Company announced three-year term contracts had been reached with five exploration and production companies to operate 20 new FlexRig4s and five new FlexRig3s. The rigs are scheduled for delivery to the field beginning in the third quarter of fiscal 2006 through the fourth quarter of fiscal 2007. With these contracts, the Company has now committed to build a total of 50 new FlexRigs.

On December 6, 2005, a cash dividend of $.0825 per share was declared for shareholders of record on February 15, 2006, payable March 1, 2006.

On December 6, 2005, the Board of Directors approved Amendment No. 1 to the Rights Agreement dated January 8, 1996. Among other things, Amendment No. 1 amends the Rights Agreement to extend the Final Expiration Date of the Rights to January 31, 2016, and to increase the exercise price of the Rights to $250 per Right.

NOTE 16 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share amounts)
2005	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Operating revenues	$174,679	$185,450	$207,387	$233,210
Operating income	30,919	37,586	50,818	59,883
Net income	39,310	22,350	29,825	36,121
Basic net income per common share	.78	.44	.58	.70
Diluted net income per common share	.77	.43	.57	.68

2004	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Operating revenues	$134,273	$143,024	$147,691	$164,068
Asset impairment charge	—	—	—	51,516
Operating income (loss)	9,122	4,883	8,679	(34,946)
Net income (loss)	6,588	6,048	4,347	(12,624)
Basic net income (loss) per common share	.13	.12	.09	(.25)
Diluted net income (loss) per common share	.13	.12	.09	(.25)

The sum of earnings per share for the four quarters may not equal the total earnings per share for the year due to changes in the average number of common shares outstanding.

In the first quarter of fiscal 2005, the net income includes an after-tax gain on sale of available-for-sale securities of $16.0 million, $0.31 per share, on a diluted basis.

In the fourth quarter of fiscal 2005, the net income includes an after-tax gain on sale of available for-sale securities of $.4 million, $0.01 per share, on a diluted basis.

In the first quarter of fiscal 2004, the net income includes a non-monetary investment gain on the conversion of shares of common stock of a company investee pursuant to that investee being acquired of $1.2 million, $0.02 per share, on a diluted basis.

In the fourth quarter of fiscal 2004, the net loss includes an after-tax gain on sale of available-for-sale securities of $8.1 million, $0.16 per share, on a diluted basis.

In the fourth quarter of fiscal 2004, the net loss includes an after-tax asset impairment charge of approximately $32.0 million, $0.63 per share, on a diluted basis.

Directors

W. H. Helmerich, III
Chairman of the Board
Tulsa, Oklahoma

Hans Helmerich
President and Chief Executive Officer
Tulsa, Oklahoma

William L. Armstrong**(***)
Chairman
Cherry Creek Mortgage Company
Denver, Colorado

Glenn A. Cox*(***)
President and Chief Operating Officer, Retired Phillips Petroleum Company
Bartlesville, Oklahoma

George S. Dotson
Vice President,
President of Helmerich & Payne International Drilling Co.
Tulsa, Oklahoma

Paula Marshall-Chapman**(***)
Chief Executive Officer, The Bama Companies, Inc., Tulsa, Oklahoma

Edward B. Rust, Jr.*(***)
Chairman and Chief Executive Officer
State Farm Mutual Automobile Insurance Company
Bloomington, Illinois

John D. Zeglis*(**) (***)
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
Vice President,
President of Helmerich & Payne International Drilling Co.

Douglas E. Fears
Vice President and Chief Financial Officer

Steven R. Mackey
Vice President, Secretary,
and General Counsel

Stockholders’ Meeting

The annual meeting of stockholders will be held on March 1, 2006. A formal notice of the meeting, together with a proxy statement and form of proxy will be mailed to shareholders on or about January 26, 2006.

Stock Exchange Listing

Helmerich & Payne, Inc. Common Stock is traded on the New York Stock Exchange with the ticker symbol “HP.” The newspaper abbreviation most commonly used for financial reporting is “HelmP.” Options on the Company’s stock are also traded on the New York Stock Exchange.

Stock Transfer Agent and Registrar

As of December 5, 2005, there were 808 record holders of Helmerich & Payne, Inc. common stock as listed by the transfer agent’s records.

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

UMB Bank Security Transfer Division 928 Grand Blvd., 13th Floor Kansas City, MO 64106 Telephone: (800) 884-4225 (816) 860-5000

Available Information

Quarterly reports on Form 10-Q, earnings releases, and financial statements are made available on the investor relations section of the Company’s Web site. Also located on the investor relations section of the Company’s Web site are certain corporate governance documents, including the following: the charters of the committees of the Board of Directors; the Company’s Corporate Governance Guidelines and Code of Business Conduct and Ethics; the Code of Ethics for Principal Executive Officer and Senior Financial Officers; certain Audit Committee Practices and a description of the means by which employees and other interested persons may communicate certain concerns to the Company’s Board of Directors, including the communication of such concerns confidentially and anonymously via the Company’s ethics hotline at 1-800-205-4913. Quarterly reports, earnings releases, financial statements and the various corporate governance documents are also available free of charge upon written request.

Annual CEO Certification

The annual CEO Certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual was provided to the New York Stock Exchange on or about March 22, 2005.

Direct Inquiries To:

Investor Relations
Helmerich & Payne, Inc.
1437 South Boulder Avenue
Tulsa, Oklahoma 74119
Telephone: (918) 742-5531

Internet Address: http://www.hpinc.com