Form 10-K/A, Exhibit 13
period 2005-09-30
HELMERICH & PAYNE INC
filed 2006-07-28
CIK 46765

Exhibit 13

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

To the Co-owners of Helmerich & Payne, Inc.

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

The meaningfulness of that internally generated growth is underscored by these 50 new-builds, which will increase our total domestic land fleet by more than 50 percent. Over 70 percent of our U.S. land fleet will then be comprised of these 100 FlexRigs. That distinctive fleet profile allows us to present our customers an across the board quality offering and fleet uniformity that I believe is unmatched in the land drilling industry.

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

® FlexRig is a registered trademark of Helmerich & Payne, Inc.

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

Revenue increased only slightly in 2005, as rig activity was essentially unchanged from 2004. Operating income was $17.7 million in 2005, compared with a loss in 2004, which was due primarily to an asset impairment charge. Three additional rigs were mobilized in the last quarter of 2005 and have commenced drilling operations during the first quarter of 2006. A ninth rig is committed and is expected to start drilling operations during the second fiscal quarter of 2006. The two remaining rigs have been bid-on projects that could begin operations by the fourth quarter of 2006.

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

Sincerely,

/s/ Hans Helmerich
Hans Helmerich President
December 7, 2005

Financial & Operating Review

HELMERICH & PAYNE, INC.

Years Ended September 30,	2005	2004	2003
SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME*…
Operating Revenues	$800,726	$589,056	$504,223
Operating Costs, excluding depreciation	484,231	417,716	346,259
Depreciation**	96,274	145,941	82,513
General and Administrative Expense	41,015	37,661	41,003
Operating Income (loss)	192,756	(6,885)	38,137
Interest and Dividend Income	5,809	1,965	2,467
Gain on Sale of Investment Securities	26,969	25,418	5,529
Interest Expense	12,642	12,695	12,289
Income from Continuing Operations	127,606	4,359	17,873
Net Income	127,606	4,359	17,873
Diluted Earnings Per Common Share:
Income from Continuing Operations	2.45	.09	.35
Net Income	2.45	.09	.35

*                    $000’s omitted, except per share data

…                   All data excludes discontinued operations except net income.

**             2004 includes an asset impairment of $51,516 and depreciation of $94,425

SUMMARY FINANCIAL DATA*
Cash**	$288,752	$65,296	$38,189
Working Capital**	410,316	185,427	110,848
Investments	178,452	161,532	158,770
Property, Plant, and Equipment, Net**	981,965	998,674	1,058,205
Total Assets	1,663,350	1,406,844	1,417,770
Long-term Debt	200,000	200,000	200,000
Shareholders’ Equity	1,079,238	914,110	917,251
Capital Expenditures	86,805	90,212	242,912

*                    $000’s omitted

**             Excludes discontinued operations.

Rig Fleet Summary
Drilling Rigs –
U. S. Land – FlexRigs	50	48	43
U. S. Land – Highly Mobile	12	11	11
U. S. Land – Conventional	29	28	29
U. S. Offshore Platform	11	11	12
International	26	32	32
Total Rig Fleet	128	130	127

Rig Utilization Percentage –
U. S. Land – FlexRigs	100	99	97
U. S. Land – Highly Mobile	99	91	89
U. S. Land – Conventional	82	67	58
U. S. Land – All Rigs	94	87	81
U. S. Offshore Platform	53	48	51
International	77	54	39

Years Ended September 30,	2002	2001	2000	1999	1998	1997	1996	1995
SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME*…
Operating Revenues	$523,418	$528,187	$383,898	$430,475	$476,750	$351,710	$275,096	$227,646
Operating Costs, excluding depreciation	362,133	331,063	249,318	288,969	321,798	227,921	185,210	159,073
Depreciation**	61,447	49,532	77,317	70,092	58,187	48,291	39,592	37,364
General and Administrative Expense	36,563	28,180	23,306	24,629	21,299	15,636	15,222	14,019
Operating Income (loss)	64,667	123,613	34,826	49,024	78,077	61,740	34,736	18,245
Interest and Dividend Income	3,624	9,128	18,215	4,830	5,942	6,740	5,216	5,149
Gain on Sale of Investment Securities	24,820	1,189	13,295	2,547	38,421	4,697	566	5,697
Interest Expense	980	1,701	2,730	5,389	336	34	678	407
Income from Continuing Operations	53,706	80,467	36,470	32,115	80,790	48,801	25,844	18,464
Net Income	63,517	144,254	82,300	42,788	101,154	84,186	72,566	9,751
Diluted Earnings Per Common Share:
Income from Continuing Operations	1.07	1.58	.73	.65	1.60	.97	.52	.38
Net Income	1.26	2.84	1.64	.86	2.00	1.67	1.46	.20

*                     $000’s omitted, except per share data

…                    All data excludes discontinued operations except net income.

**               2004 includes an asset impairment of $51,516 and depreciation of $94,425

SUMMARY FINANCIAL DATA*
Cash**	$46,883	$128,826	$107,632	$21,758	$24,476	$27,963	$16,892	$19,543
Working Capital**	105,852	223,980	179,884	82,893	49,179	65,802	48,128	50,038
Investments	150,175	203,271	307,425	240,891	200,400	323,510	229,809	156,908
Property, Plant, and Equipment, Net**	897,445	650,051	526,723	553,769	548,555	392,489	329,377	286,678
Total Assets	1,227,313	1,300,121	1,200,854	1,073,465	1,053,200	987,432	786,351	707,061
Long-term Debt	100,000	50,000	50,000	50,000	50,000	—	—	—
Shareholders’ Equity	895,170	1,026,477	955,703	848,109	793,148	780,580	645,970	562,435
Capital Expenditures	312,064	184,668	65,820	78,357	217,597	114,626	83,411	89,709

*                     $000’s omitted

**               Excludes discontinued operations.

Rig Fleet Summary
Drilling Rigs –
U. S. Land – FlexRigs	26	13	6	6	6	—	—	—
U. S. Land – Highly Mobile	11	11	10	11	7	7	7	8
U. S. Land – Conventional	29	25	22	23	23	22	23	22
U. S. Offshore Platform	12	10	10	10	10	9	11	11
International	33	37	40	39	44	39	36	35
Total Rig Fleet	111	96	88	89	90	77	77	76

Rig Utilization Percentage –
U. S. Land – FlexRigs	96	100	99	79	100	—	—	—
U. S. Land – Highly Mobile	97	89	95	90	100	100	87	76
U. S. Land – Conventional	70	99	77	61	92	99	88	72
U. S. Land – All Rigs	84	97	85	69	94	99	88	73
U. S. Offshore Platform	83	98	94	95	99	63	70	66
International	51	56	47	53	88	91	85	84

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

With the exception of historical information, the matters discussed in Management’s Discussion & Analysis of Results of Operations and Financial Condition include forward-looking statements.  These forward-looking statements are based on various assumptions.  The Company cautions that, while it believes such assumptions to be reasonable and makes them in good faith, assumed facts almost always vary from actual results.  The differences between assumed facts and actual results can be material.  The Company is including this cautionary statement to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by, or on behalf of, the Company.  The factors identified in this cautionary statement and those factors discussed under Risk Factors beginning on page 15 of the Company’s Annual Report on Form 10K are important  factors (but not necessarily all important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company.  The Company undertakes no duty to update or revise its forward-looking statements based on changes of internal estimates or expectations or otherwise.

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

Gains from the sale of investment securities were $27.0 million in 2005, $25.4 million in 2004, and $5.5 million in 2003.  Interest and dividend income fell from $2.5 million in 2003 to $2.0 million in 2004 due to reduced cash positions, lower interest rates, and a reduction in the Company’s equity portfolio.  In 2005, interest and dividend income increased to $5.8 million due to increased cash positions generated from the sale of equity securities, sale of two U.S. land rigs and increased cash flow.

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

The following tables summarize operations by business segment.  Segment operating income is described in detail in Note 14 to the financial statements.

Comparison of the years ended September 30, 2005 and 2004

	2005	2004	% Change
	(in thousands, except operating statistics)
U.S. LAND OPERATIONS
Operating revenues	$527,637	$346,015	52.5%
Direct operating expenses	294,164	246,177	19.5
General and administrative expense	8,594	7,765	10.7
Depreciation	60,222	56,528	6.5
Segment operating income	$164,657	$35,545	363.2

Operating Statistics:
Activity days	30,968	27,472	12.7%
Average rig revenue per day	$15,941	$11,635	37.0
Average rig expense per day	$8,403	$8,001	5.0
Average rig margin per day	$7,538	$3,634	107.4
Number of owned rigs at end of period	91	87	4.6
Rig utilization	94%	87%	8.0

Operating statistics for per day revenue, expense and margin do not include reimbursements of “out-of-pocket” expenses.

The Company’s U.S. land rig segment operating income increased to $164.7 million in 2005 from $35.5 million in 2004.  During the fourth quarter of fiscal 2004, the Company began to experience an improvement in revenue and margin per day due to higher levels of U.S. land rig activity and higher dayrates.  The improvement continued during 2005, as crude oil and natural gas prices remained at historical high levels.  Rig utilization increased to 94 percent in 2005 from 87 percent in 2004.  The increase in utilization is a result of higher rig activity.  Average rig expense per day increased 5 percent as the energy industry experienced demands on both costs and labor.  The total number of rigs available at September 30, 2005 was 91 compared to 87 rigs at September 30, 2004.  The increase is due to six rigs moving to U.S. land operations from the Company’s international fleet during 2005 and the sale of two conventional rigs in November 2004.  Depreciation in 2005 increased 6.5 percent from 2004 due to the increase in available rigs.

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

Comparison of the years ended September 30, 2005 and 2004

	2005	2004	% Change
	(in thousands, except operating statistics)
U.S. OFFSHORE OPERATIONS
Operating revenues	$84,921	$84,238.8%
Direct operating expenses	52,786	52,987	(.4)
General and administrative expense	3,825	3,256	17.5
Depreciation	10,602	12,107	(12.4)
Asset impairment charge	—	51,516
Segment operating income (loss)	$17,708	$(35,628)	149.7

Operating Statistics:
Activity days	2,122	2,088	1.6%
Average rig revenue per day	$29,228	$29,070.5
Average rig expense per day	$15,967	$16,509	(3.3)
Average rig margin per day	$13,261	$12,561	5.6
Number of owned rigs at end of period	11	11	—
Rig utilization	53%	48%	10.4

Operating statistics of per day revenue, expense and margin do not include reimbursements of “out-of-pocket” expenses and exclude the effects of offshore platform management contracts.

Segment operating income in the Company’s U.S. offshore platform rig operations increased from a loss of $35.6 million in 2004, to income of $17.7 million in 2005.  The loss in 2004 was due primarily to the asset impairment charge of $51.5 million. Excluding the asset impairment charge, segment operating income would have been $15.9 million for 2004.  Lower depreciation expense in 2005 was a result of the asset impairment.

	2005	2004	% Change
	(in millions)

Segment operating income (loss), as reported	$17.7	(35.6)
Asset impairment charge	—	51.5
Segment operating income, excluding asset impairment charge	$17.7	15.9	11.5%

Note:  This table is a reconciliation of segment operating income (loss) for the offshore platform segment for fiscal 2005 and 2004, which is provided to assist with yearly comparisons.

Segment operating income in the Company’s U.S. offshore operations, excluding the asset impairment charge in fiscal 2004, increased 11.5 percent in 2005 from 2004.  On September 30, 2004, one of the Company’s older rigs was written down to its salvage value and removed from the active rig count.  As a result, rig utilization increased to 53 percent in 2005, from 48 percent in 2004.  During the fourth quarter of fiscal 2005, the Company’s Rig 201 was damaged by Hurricane Katrina.  Fiscal 2005 segment operating income was negatively impacted by approximately $.6 million due to the rig being removed from service during the fourth quarter.  The Company does not anticipate Rig 201 returning to work during fiscal 2006. The rig was insured at a value that approximated replacement cost and therefore the Company expects to record a gain resulting from the receipt of insurance proceeds.  Because the damage assessment has not been completed, the Company is unable to estimate the amount or timing of the gain.

Comparison of the years ended September 30, 2005 and 2004

	2005	2004	% Change
	(in thousands, except operating statistics)
INTERNATIONAL OPERATIONS
Operating revenues	$177,480	$148,788	19.3%
Direct operating expenses	135,837	113,988	19.2
General and administrative expense	2,563	2,144	19.5
Depreciation	20,107	20,530	(2.1)
Segment operating income	$18,973	$12,126	56.5

Operating Statistics:
Activity days	7,491	6,266	19.5%
Average rig revenue per day	$19,332	$19,580	(1.3)
Average rig expense per day	$14,039	$14,279	(1.7)
Average rig margin per day	$5,293	$5,301	(.2)
Number of owned rigs at end of period	26	32	(18.8)
Rig utilization	77%	54%	42.6

Operating statistics of per day revenue, expense and margin do not include reimbursements of “out-of-pocket” expenses and exclude the effects of management contracts and currency revaluation expense.

Segment operating income for the Company’s international operations increased 56.5 percent from 2004 to 2005 due to higher rig activity.  Rig utilization for international operations averaged 77 percent in 2005, compared with 54 percent in 2004.  Operations in Colombia and Ecuador improved due to increased demand in these countries.  Two deep rigs worked in Colombia at 87 percent activity during 2005, compared to 13 percent activity during the previous year.  Ecuador’s rig utilization was 97 percent for 2005, with an average of 7.8 rigs worked during 2005, compared with 74 percent and an average of 5.9 rigs worked in 2004.  Despite the increase in segment operating income and rig activity, rig margins for international operations decreased slightly in 2005.  The decrease is attributable to higher labor costs, including a fourth quarter expense due to the Company not having an adequate reserve for government stipulated deferred compensation payments to Venezuela rig employees.

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

Comparison of the years ended September 30, 2005 and 2004

	2005	2004	% Change
	(in thousands)
REAL ESTATE
Operating revenues	$10,688	$10,015	6.7%
Direct operating expenses	3,622	4,564	(20.6)
Depreciation	2,352	2,253	4.4
Segment operating income	$4,714	$3,198	47.4

Segment operating income in the Company’s Real Estate division increased 47.4 percent from 2004 to 2005. Direct operating expenses decreased in 2005 from 2004 due to reduced building expenses and lower demolition costs relating to the razing of the Company’s former headquarters building, which started in 2004, and was completed in 2005.

Comparison of the years ended September 30, 2004 and 2003

	2004	2003	% Change
	(in thousands, except operating statistics)
U.S. LAND OPERATIONS
Operating revenues	$346,015	$273,179	26.7%
Direct operating expenses	246,177	201,398	22.2
General and administrative expense	7,765	9,304	(16.5)
Depreciation	56,528	44,726	26.4
Segment operating income	$35,545	$17,751	100.2

Operating Statistics:
Activity days	27,472	22,588	21.6%
Average rig revenue per day	$11,635	$11,400	2.1
Average rig expense per day	$8,001	$8,222	(2.7)
Average rig margin per day	$3,634	$3,178	14.3
Number of owned rigs at end of period	87	83	4.8
Rig utilization	87%	81%	7.4

Operating statistics for per day revenue, expense and margin do not include reimbursements of “out-of-pocket” expenses.

The Company’s segment operating income in its U.S. land rig operations increased by 100.2 percent from 2003 to 2004. This increase was due to improved rig utilization experienced by the

Company, the increased number of rigs available during 2004, and the improvement in average rig margin per day during the year.  The improved margins were a result of slightly increased average dayrates and lower expenses per rig day experienced during 2004.  The lower expense per day in 2004 was due to the elimination of excess crew overages that occurred in 2003 in connection with placing 19 new rigs into service.  During the fourth quarter of fiscal 2004, the Company began to experience a more significant improvement in revenue and margin per day due to higher levels of U.S. land rig activity.  The total number of rigs owned at the end of 2004 as compared to 2003 increased by a net of four rigs, resulting from five additional FlexRigs being completed during the year and removing from service one older conventional rig.  As a result of the new rigs put in service, and a full year of depreciation of rigs put in service during 2003, total U.S. land rig depreciation increased 26.4 percent from 2003 to 2004.

Comparison of the years ended September 30, 2004 and 2003

	2004	2003	% Change
	(in thousands, except operating statistics)
U.S. OFFSHORE OPERATIONS
Operating revenues	$84,238	$112,259	(25.0)%
Direct operating expenses	52,987	60,589	(12.5)
General and administrative expense	3,256	2,939	10.8
Depreciation	12,107	12,799	(5.4)
Asset impairment charge	51,516	—
Segment operating income (loss)	$(35,628)	$35,932	(199.2)

Operating Statistics:
Activity days	2,088	2,233	(6.5)
Average rig revenue per day	$29,070	$38,076	(23.7)
Average rig expense per day	$16,509	$17,823	(7.4)
Average rig margin per day	$12,561	$20,253	(38.0)
Number of owned rigs at end of period	11	12	(8.3)
Rig utilization	48%	51%	(5.9)

Operating statistics of per day revenue, expense and margin do not include reimbursements of “out-of-pocket” expenses and exclude the effects of offshore platform management contracts.

Segment operating income in the Company’s U.S. offshore platform rig operations fell from $35.9 million during 2003 to a loss of $35.6 million in 2004 due primarily to the asset impairment charge of $51.5 million.  Excluding the asset impairment charge, segment operating income would have been $15.9 million for 2004 which is a $20.0 million decline from 2003.

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

Comparison of the years ended September 30, 2004 and 2003

	2004	2003	% Change
	(in thousands, except operating statistics)
INTERNATIONAL OPERATIONS
Operating revenues	$148,788	$109,517	35.9%
Direct operating expenses	113,988	81,461	39.9
General and administrative expense	2,144	3,110	(31.1)
Depreciation	20,530	20,092	2.2
Segment operating income	$12,126	$4,854	149.8

Operating Statistics:
Activity days	6,266	4,515	38.8%
Average rig revenue per day	$19,580	$19,538.2
Average rig expense per day	$14,279	$14,140	1.0
Average rig margin per day	$5,301	$5,398	(1.8)
Number of owned rigs at end of period	32	32	—
Rig utilization	54%	39%	38.5

Operating statistics of per day revenue, expense and margin do not include reimbursements of “out-of-pocket” expenses, the effects of management contracts, or the effect of currency revaluation expense.

Segment operating income for the Company’s international operations increased 149.8 percent from 2003 to 2004 due to higher rig activity and lower general and administrative expense resulting from reduced salary, bonus and travel expense.  Rig activity improved primarily due to increased demand in the Company’s largest international operation in Venezuela.  Venezuelan operations improved substantially as the government-owned oil company, PDVSA, increased their spending in an attempt to improve overall production rates following the reduction in production caused by workers’ strike and attempted coup in Venezuela during 2003.  Despite overall improvement of conditions in Venezuela, the currency there was devalued during the year, resulting in a loss of $1.9 million for 2004.  (See MD&A Section on Foreign Currency Exchange Rate Risk for more discussion.)

Comparison of the years ended September 30, 2004 and 2003

	2004	2003	% Change
	(in thousands)
REAL ESTATE
Operating revenues	$10,015	$9,268	8.1%
Direct operating expenses	4,564	2,811	62.4
Depreciation	2,253	2,535	(11.1)
Segment operating income	$3,198	$3,922	(18.5)

Segment operating income decreased by 18.5 percent from 2003 to 2004 in the Company’s Real Estate division. Direct operating expenses increased in 2004 due to demolition costs of over $.8 million relating to the razing of the Company’s former headquarters building and an increase in advertising expense.  Depreciation in 2003 was higher than 2004 due to the acceleration of depreciation on the razed building.

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

The Company has historically financed operations primarily through internally generated cash flows.  In periods when internally generated cash flows are not sufficient to meet liquidity needs, the Company will either borrow from an available unsecured line or, if market conditions are favorable, sell portfolio securities. Likewise, if the Company is generating excess cash flows, the Company may invest in additional portfolio securities or short-term investments.  In 2005, the Company made investments of $5.0 million of which $2.0 million were sold prior to the end of the fiscal year.

The Company manages a portfolio of marketable securities that, at the close of 2005, had a market value of $293.4 million. The Company’s investments in Atwood Oceanics, Inc., and Schlumberger, Ltd., made up almost 93 percent of the portfolio’s market value on September 30, 2005.  The value of the portfolio is subject to fluctuation in the market and may vary considerably over time. Excluding the Company’s equity-method investments, the portfolio is recorded at fair value on the Company’s balance sheet for each reporting period. The Company currently owns 2,000,000 shares or approximately 13.0 percent of the outstanding shares of Atwood.

The Company generated net proceeds from the sale of portfolio securities of $46.7 million in 2005, $30.9 million in 2004, and $18.2 million in 2003.  Of the $30.9 million of sales in 2004, $16.8 million related to sales with a trade date in fiscal 2004 but the cash was not received until fiscal 2005.

In 2005, proceeds were primarily from the sale of 1,000,000 shares of Atwood Oceanics, Inc. (Atwood), the Company’s equity affiliate. In July 2004, Atwood filed a Registration Statement covering all 3,000,000 shares of Atwood stock owned by the Company.  On October 19, 2004, Atwood completed a secondary public offering of shares in which the Company sold 1,000,000 of its Atwood shares and received $45.6 million.

In 2004, proceeds were primarily from the sale of 250,000 shares of Schlumberger, 140,000 shares of Conoco-Phillips and various smaller investments.  The proceeds were used for operations.

In 2003, proceeds were primarily from the sale of 100,000 shares of Conoco-Phillips, 286,528 shares of Transocean Sedco Forex and various smaller investments.  The proceeds from sales were used for operations.  Demand for contract drilling was weak in 2003 with soft drilling rates under increased price competition.

The Company has historically been as long-term holder of investment securities.  However, circumstances may arise such as cash flow needs or the above referenced Atwood offering that result in security sales that were not previously contemplated.

The Company’s proceeds from asset sales totaled $28.9 million in 2005, $7.9 million in 2004 and $6.7 million in 2003.  In 2005, the Company sold two large domestic land rigs, Rig 191 and Rig 192.  The rigs were idle at the time of the sale and with the Company’s emphasis on FlexRig technology, the Company took advantage of the opportunity to sell the conventional rigs.  The sale generated a gain of approximately $9.0 million and proceeds of approximately $23.3 million.  In 2004, a damaged mast on a rig in the international segment was sold generating a gain of approximately $1.7 million and proceeds of approximately $2.4 million.  Additionally, undeveloped land owned by the Company’s Real Estate Division was sold to developers in 2004 and 2003 with proceeds of approximately $1.1 million and $2.7 million, respectively.

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

Current cash, investments in short-term money market securities, and projected cash generated from operating activities are anticipated to meet the Company’s current estimated capital expenditures, including rig construction, and other expected cash requirements for fiscal 2006.

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

Material Commitments

The Company has no off balance sheet arrangements other than operating leases. The Company’s contractual obligations as of September 30, 2005, are summarized in the table below:

	Payments due by year
	Total	2006	2007	2008	2009	2010	After 2010
	(in thousands)
Long-term debt (a)	$200,000	$—	$25,000	$—	$25,000	$—	$150,000
Operating leases (b)	9,231	3,095	2,470	1,615	1,569	482	—
Purchase obligations (c)	96,280	96,280	—	—	—	—	—
Total Contractual Obligations	$305,511	$99,375	$27,470	$1,615	$26,569	$482	$150,000

(a)             See Note 3 “Notes Payable and Long-term Debt” to the Company’s Consolidated Financial Statements.

(b)            See Note 13 “Contingent Liabilities and Commitments” to the Company’s Consolidated Financial Statements.

(c)             See Note 13 “Contingent Liabilities and Commitments” to the Company’s Consolidated Financial Statements.

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

Property, plant and equipment, including renewals and betterments, are stated at cost, while maintenance and repairs are expensed as incurred. Interest costs applicable to the construction of qualifying assets are capitalized as a component of the cost of such assets. The Company provides for the depreciation of property, plant and equipment using the straight-line method over the estimated useful lives of the assets.  Depreciation is determined considering the estimated salvage value of the property, plant and equipment.  Both the estimated useful lives and salvage values require the use of management estimates.  Certain events, such as unforeseen changes in operations or technology or market conditions, could occur that would materially affect the Company’s estimates and assumptions related to depreciation.  Management believes that these estimates have been materially accurate in the past.  For the years presented in this report, no significant changes were made to the Company’s useful lives or salvage values, other than reflected in the 2004 impairment of certain offshore equipment.  Upon retirement or other disposal of fixed assets, the cost and related accumulated depreciation are removed from the respective accounts and any gains or losses are recorded in net income.

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

NEW ACCOUNTING STANDARD

In December, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), “Share-Based Payment”, which is a revision of FASB Statement No. 123, “Accounting for  Stock-Based Compensation”.  Statement 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and amends FASB Statement No. 95, “Statement of Cash Flows”.  The statement requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair value.  The statement  is effective at the beginning of the first interim or annual period beginning after June 15, 2005, with the SEC allowing for implementation at the beginning of the first fiscal year beginning after June 15, 2005.  The Company plans to adopt the new standard the first quarter of fiscal 2006, beginning October 1, 2005, under the modified-prospective-transition method.  The Company will recognize compensation cost for share-based payments to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied.  Measurement and attribution of compensation cost for awards that were granted but not vested prior to the date the Company adopts the new standard will be based on the same estimate of the grant-date fair value and the same attribution method used previously under Statement 123 for pro forma disclosure.  For those awards that are granted, modified or settled after the Company adopts the Statement, compensation cost will be measured and recognized in the financial statements in accordance with the provision of Statement 123(R).  The Company expects to incur additional pre-tax compensation expense of approximately $1.3 million related to options currently outstanding in the first quarter of fiscal 2006 as a result of adopting Statement 123(R).  Statement 123(R) also requires that the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than an operating cash flow as required under current literature.  This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date.  The Company cannot estimate what those amounts will be in the future because they depend on, among other things, when employees exercise stock options

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Commodity Price Risk   The demand for contract drilling services is a result of exploration and production companies spending money to explore and develop drilling prospects in search for crude oil and natural gas.  Their appetite for such spending is driven by their cash flow and financial strength, which is very dependent, among other things, crude oil and natural gas commodity prices.  Crude oil prices are determined by a number of factors including supply and demand, worldwide economic conditions, and geopolitical factors.  Crude oil and natural gas prices have been volatile and very difficult to predict.  This difficulty has led many exploration and production companies to base their capital spending on much more conservative estimates of commodity prices.  As a result, demand for contract drilling services is not always purely a function of the movement of commodity prices.

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

The following tables provide information as of September 30, 2005 and 2004 about the Company’s interest rate risk sensitive instruments:

INTEREST RATE RISK AS OF SEPTEMBER 30, 2005 (dollars in thousands)

						After		Fair Value
	2006	2007	2008	2009	2010	2010	Total	at 9/30/05

Fixed Rate Debt	$—	$25,000	$—	$25,000	$—	$150,000	$200,000	$215,000
Average Interest Rate	—	5.5%	—	5.9%	—	6.5%	6.4%

INTEREST RATE RISK AS OF SEPTEMBER 30, 2004 (dollars in thousands)

						After		Fair Value
	2005	2006	2007	2008	2009	2009	Total	at 9/30/04

Fixed Rate Debt	$—	$—	$25,000	$—	$25,000	$150,000	$200,000	$216,400
Average Interest Rate	—	—	5.5%	—	5.9%	6.5%	6.3%

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Helmerich & Payne Inc.’s internal control over financial reporting as of September 30, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 1, 2005 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Tulsa, Oklahoma
December 1, 2005
except for Note 15, as to which the date is
December 7, 2005

Consolidated Statements of Income

HELMERICH & PAYNE, INC.

Years Ended September 30,	2005	2004	2003
	(in thousands, except per share amounts)
Operating revenues
Drilling — U.S. Land	$527,637	$346,015	$273,179
Drilling — U.S. Offshore	84,921	84,238	112,259
Drilling - International	177,480	148,788	109,517
Real Estate	10,688	10,015	9,268
	800,726	589,056	504,223

Operating costs and expenses
Operating costs, excluding depreciation	484,231	417,716	346,259
Depreciation	96,274	94,425	82,513
Asset impairment	—	51,516	—
General and administrative	41,015	37,661	41,003
Income from asset sales	(13,550)	(5,377)	(3,689)
	607,970	595,941	466,086

Operating income (loss)	192,756	(6,885)	38,137

Other income (expense)
Interest and dividend income	5,809	1,965	2,467
Interest expense	(12,642)	(12,695)	(12,289)
Gain on sale of investment securities	26,969	25,418	5,529
Other	(235)	197	98
	19,901	14,885	(4,195)

Income before income taxes and equity in income (loss) of affiliates	212,657	8,000	33,942

Income tax provision	87,463	4,365	14,649

Equity in income (loss) of affiliates net of income taxes	2,412	724	(1,420)

NET INCOME	$127,606	$4,359	$17,873

Earnings per common share:
Basic	$2.50	$0.09	$0.36
Diluted	$2.45	$0.09	$0.35

Average common shares outstanding (in thousands):
Basic	51,087	50,312	50,039
Diluted	52,033	50,833	50,596

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets

HELMERICH & PAYNE, INC.

Assets

September 30,	2005	2004
	(in thousands)
CURRENT ASSETS:

Cash and cash equivalents	$288,752	$65,296
Accounts receivable, less reserve of $1,791 in 2005 and $1,265 in 2004	162,646	133,262
Inventories	21,313	20,826
Deferred income taxes	8,765	4,346
Prepaid expenses and other	18,321	21,600
Total current assets	499,797	245,330

INVESTMENTS	178,452	161,532

PROPERTY, PLANT AND EQUIPMENT, at cost:

Contract drilling equipment	1,549,112	1,531,937
Construction in progress	34,774	1,228
Real estate properties	57,489	56,307
Other	96,614	93,640
	1,737,989	1,683,112
Less- Accumulated depreciation and amortization	756,024	684,438
Net property, plant and equipment	981,965	998,674

OTHER ASSETS	3,136	1,308

TOTAL ASSETS	$1,663,350	$1,406,844

The accompanying notes are an integral part of these statements.

Liabilities and Shareholders’ Equity

September 30,	2005	2004
	(in thousands, except share data)
CURRENT LIABILITIES:

Accounts payable	$44,854	$28,012
Accrued liabilities	44,627	31,891
Total current liabilities	89,481	59,903

NONCURRENT LIABILITIES:

Long-term notes payable	200,000	200,000
Deferred income taxes	246,975	194,573
Other	47,656	38,258
Total noncurrent liabilities	494,631	432,831

SHAREHOLDERS’ EQUITY:

Common stock, $.10 par value, 80,000,000 shares authorized, 53,528,952 shares issued	5,353	5,353
Preferred stock, no par value, 1,000,000 shares authorized, no shares issued	—	—
Additional paid-in capital	112,297	85,466
Retained earnings	939,380	828,763
Unearned compensation	(134)	—
Accumulated other comprehensive income	47,544	36,252
	1,104,440	955,834
Less treasury stock, 1,594,362 shares in 2005 and 3,083,516 shares in 2004, at cost	25,202	41,724
Total shareholders’ equity	1,079,238	914,110

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,663,350	$1,406,844

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders’ Equity

HELMERICH & PAYNE, INC.

	Common Stock		Additional Paid-In	Retained	Unearned	Accumulated Other Comprehensive	Treasury Stock
	Shares	Amount	Capital	Earnings	Compensation	Income (Loss)	Shares	Amount	Total
	(in thousands, except per share amounts)
Balance, September 30, 2002	53,529	$5,353	$82,489	$838,929	$(190)	$16,180	3,518	$(47,591)	$895,170
Comprehensive Income:
Net Income				17,873					17,873
Other comprehensive income:
Unrealized gains on available- for-sale securities, net						15,005			15,005
Derivatives instruments Amortization, net						982			982
Minimum pension liability adjustment, net						1,501			1,501
Total other comprehensive gain									17,488
Total comprehensive income									35,361

Cash dividends ($.32 per share)				(16,026)					(16,026)
Exercise of stock options			441				(129)	1,753	2,194
Tax benefit of stock-based awards			372						372
Amortization of deferred compensation					180				180
Balance, September 30, 2003	53,529	5,353	83,302	840,776	(10)	33,668	3,389	(45,838)	917,251
Comprehensive Income:
Net Income				4,359					4,359
Other comprehensive income (loss):
Unrealized gains on available- for-sale securities, net						3,721			3,721
Derivatives instruments Amortization, net						72			72
Minimum pension liability adjustment, net						(1,209)			(1,209)
Total other comprehensive gain									2,584
Total comprehensive income									6,943

Cash dividends ($.3225 per share)				(16,372)					(16,372)
Exercise of stock options			813				(305)	4,114	4,927
Tax benefit of stock-based awards			1,351						1,351
Amortization of deferred compensation					10				10
Balance, September 30, 2004	53,529	5,353	85,466	828,763	—	36,252	3,084	(41,724)	914,110
Comprehensive Income:
Net Income				127,606					127,606
Other comprehensive income (loss):
Unrealized gains on available- for-sale securities, net						14,708			14,708
Minimum pension liability adjustment, net						(3,416)			(3,416)
Total other comprehensive gain									11,292
Total comprehensive income									138,898

Capital adjustment of equity investee			2,682						2,682
Stock issued under Restricted Stock Award Plan			93		(160)		(5)	67	—
Cash dividends ($.33 per share)				(16,989)					(16,989)
Exercise of stock options			8,903				(1,485)	16,455	25,358
Tax benefit of stock-based awards			15,153						15,153
Amortization of deferred compensation					26				26
Balance, September 30, 2005	53,529	$5,353	$112,297	$939,380	$(134)	$47,544	1,594	$(25,202)	$1,079,238

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

HELMERICH & PAYNE, INC.

Years Ended September 30,	2005	2004	2003
	(in thousands)
OPERATING ACTIVITIES:
Net income	$127,606	$4,359	$17,873
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation	96,274	94,425	82,513
Asset impairment charge	—	51,516	—
Equity in (income) loss of affiliates before income taxes	(3,891)	(1,168)	2,290
Amortization of deferred compensation	26	10	180
Gain on sale of investment securities	(26,969)	(22,766)	(5,529)
Non-monetary investment gain	—	(2,521)	—
Gain on sale of assets	(13,550)	(5,377)	(3,689)
Deferred income tax expense	38,014	5,934	41,391
Other - net	(349)	(98)	336
Change in assets and liabilities:
Accounts receivable	(46,223)	(25,335)	1,516
Inventories	(487)	1,707	251
Prepaid expenses and other	1,451	24,142	(29,355)
Accounts payable	8,517	(378)	(14,804)
Accrued liabilities	12,736	2,870	(1,281)
Deferred income taxes	16,557	2,323	(166)
Other noncurrent liabilities	2,526	6,997	1,589
Net cash provided by operating activities	212,238	136,640	93,115

INVESTING ACTIVITIES:
Capital expenditures	(86,805)	(90,212)	(242,912)
Proceeds from asset sales	28,992	7,941	6,720
Purchase of investments	(5,000)	—	—
Proceeds from sale of investments	65,539	14,033	18,215
Net cash provided by (used in) investing activities	2,726	(68,238)	(217,977)

FINANCING ACTIVITIES:
Proceeds from long-term debt	—	—	100,000
Decrease (increase) in short-term notes	—	(30,000)	30,000
Dividends paid	(16,866)	(16,222)	(16,026)
Proceeds from exercise of stock options	25,358	4,927	2,194
Net cash provided by (used in) financing activities	8,492	(41,295)	116,168

Net increase (decrease) in cash and cash equivalents	223,456	27,107	(8,694)
Cash and cash equivalents, beginning of period	65,296	38,189	46,883
Cash and cash equivalents, end of period	$288,752	$65,296	$38,189

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

HELMERICH & PAYNE, INC.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION -

The consolidated financial statements include the accounts of Helmerich & Payne, Inc. (the Company), and its wholly-owned subsidiaries. Fiscal years of the Company’s foreign consolidated operations end on August 31 to facilitate reporting of consolidated results. There were no significant intervening events which materially affected the financial statements.

BASIS OF PRESENTATION -

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

USE OF ESTIMATES -

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

VALUATION OF LONG-LIVED ASSETS -

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

RESTRICTED CASH AND CASH EQUIVALENTS –

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

INVENTORIES AND SUPPLIES -

Inventories and supplies are primarily replacement parts and supplies held for use in the Company’s drilling operations. Inventories and supplies are valued at the lower of cost (moving average or actual) or market value.

DRILLING REVENUES -

Contract drilling revenues are comprised of daywork drilling contracts for which the related revenues and expenses are recognized as services are performed. For certain contracts, the Company receives lump-sum payments contractually designated, for the mobilization of rigs and other drilling equipment. Mobilization payments received, and direct costs incurred for the mobilization are deferred and recognized on a straight line basis over the term of the related drilling contract. Costs incurred to relocate rigs and other drilling equipment to areas in which a contract has not been secured are expensed as incurred. Reimbursements received by the Company for out-of-pocket expenses are recorded as revenues and direct costs.

RENT REVENUES -

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

INVESTMENTS -

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

Investments in companies owned from 20 to 50 percent are accounted for using the equity method with the Company recognizing its proportionate share of the income or loss of each investee. The Company owned approximately 21.7 percent of Atwood Oceanics, Inc. (Atwood) at September 30, 2004 . In October 2004, the Company sold 1,000,000 shares of its position in Atwood as part of a 2,175,000 share public offering of Atwood. The sale generated $15.9 million ($0.31 per diluted share) of net income in fiscal 2005. As a result of Atwood’s capital transaction, the Company’s equity investment increased by $4.3 million, deferred income taxes payable increased $1.6 million and additional paid-in-capital increased $2.7 million. With its remaining 2,000,000 shares of Atwood, the Company owns approximately 13.0 percent of Atwood. The Company continues to account for Atwood on the equity method as the Company continues to have significant influence through its board of director seats.

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

POST EMPLOYMENT AND OTHER BENEFITS -

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

NEW ACCOUNTING STANDARD -

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

Issue Amount	Maturity Date	Interest Rate
$25,000,000	August 15, 2007	5.51%
$25,000,000	August 15, 2009	5.91%
$75,000,000	August 15, 2012	6.46%
$75,000,000	August 15, 2014	6.56%

The terms of the debt obligations require the Company to maintain a minimum ratio of debt to total capitalization.  The debt is held by various entities, including $8 million held by a company affiliated with one of the Company’s Board members.

At September 30, 2005, the Company had a committed unsecured line of credit totaling $50 million.  Letters of credit totaling $14 million were outstanding against the line, leaving $36 million available to borrow.  Under terms of the line of credit, the Company must maintain certain financial ratios including debt to total capitalization and debt to earnings before interest, taxes, depreciation, and amortization, and a certain level of tangible net worth.  The interest rate varies based on LIBOR plus ..875 to 1.125 percent or prime minus 1.75 percent to prime minus 1.50 percent depending on ratios described above.  At September 30, 2005 and 2004, no balances were outstanding under the line of credit.  The revolving credit commitment expires July 11, 2006.

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

The following summary reflects the stock option activity for the Company’s common stock and related information for 2005, 2004, and 2003 (shares in thousands):

	2005		2004		2003
	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price
Outstanding at October 1,	4,457	$22.03	4,327	$21.41	3,875	$20.28
Granted	463	32.02	469	24.18	611	27.74
Exercised	(1,611)	19.57	(305)	16.15	(130)	16.93
Forfeited/Expired	(65)	27.22	(34)	25.38	(29)	23.85
Outstanding on September 30,	3,244	$24.57	4,457	$22.03	4,327	$21.41
Exercisable on September 30,	2,027	$22.74	2,997	$20.62	2,575	$19.34
Shares available to grant	755		1,158		1,597

The following table summarizes information about stock options at September 30, 2005 (shares in thousands):

	Outstanding Stock Options			Exercisable Stock Options
Range of Exercise Prices	Options	Weighted- Average Remaining Life	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price
$12.79 to $19.83	595	3.5	$16.35	595	$16.35
$22.66 to $24.59	1,366	6.5	$23.73	867	$23.79
$26.11 to $32.02	1,283	6.6	$29.26	565	$27.86
$12.79 to $32.02	3,244	6.0	$24.57	2,027	$22.74

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

The following is a summary of available-for-sale securities, which excludes those accounted for under the equity method of accounting (see Note 1) and assets held in a Non-qualified Supplemental Savings Plan:

		Gross	Gross	Estimated
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(in thousands)
Equity Securities:
September 30, 2005	$30,937	$94,000	$—	$124,937
September 30, 2004	$27,811	$70,448	$170	$98,089

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

The carrying value of other assets, accrued liabilities and other liabilities approximated fair value at September 30, 2005 and 2004.

NOTE 8   ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The table below presents changes in the components of accumulated other comprehensive income (loss).

	Unrealized Appreciation (Depreciation) on Securities	Interest Rate Swap	Minimum Pension Liability	Total
	(in thousands)

Balance at September 30, 2002	$24,846	$(1,054)	$(7,612)	$16,180
2003 Change:
Pre-income tax amount	29,731	—	2,421	32,152
Income tax provision	(11,298)	—	(920)	(12,218)
Amortization of swap (net of $602 income tax benefit)	—	982	—	982
Realized gains in net income (net of $2,101 income tax)	(3,428)	—	—	(3,428)
	15,005	982	1,501	17,488
Balance at September 30, 2003	39,851	(72)	(6,111)	33,668
2004 Change:
Pre-income tax amount	31,420	—	(1,951)	29,469
Income tax provision	(11,940)	—	742	(11,198)
Amortization of swap (net of $45 income tax benefit)	—	72	—	72
Realized gains in net income (net of $9,659 income tax)	(15,759)		—	(15,759)
	3,721	72	(1,209)	2,584
Balance at September 30, 2004	43,572	—	(7,320)	36,252
2005 Change:
Pre-income tax amount	24,588	—	(5,510)	19,078
Income tax provision	(9,343)	—	2,094	(7,249)
Realized gains in net income (net of $328 income tax)	(537)			(537)
	14,708	—	(3,416)	11,292
Balance at September 30, 2005	$58,280	$—	$(10,736)	$47,544

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

Years Ended September 30,
(in thousands)
2006	2007	2008	2009	2010	2011-2015	Total
$4,640	$4,606	$4,524	$4,558	$4,533	$26,368	$49,229

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

INVESTMENT STRATEGY AND ASSET ALLOCATION -

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

DEFINED CONTRIBUTION PLAN -

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

NOTE 10  SUPPLEMENTAL BALANCE SHEET INFORMATION

The following reflects the activity in the Company’s reserve for bad debt for 2005, 2004 and 2003:

September 30,	2005	2004	2003
		(in thousands)
Reserve for bad debt:
Balance at October 1,	$1,265	$1,319	$1,337
Provision for bad debt	530	15	45
Write-off of bad debt	(4)	(69)	(63)
Balance at September 30,	$1,791	$1,265	$1,319

Accounts receivable, prepaid expenses, and accrued liabilities at September 30 consist of the following:

September 30,	2005	2004
	(in thousands)
Accounts receivable:
Trade receivables	$162,646	$116,423
Investment sales receivables	—	16,839
	$162,646	$133,262

Prepaid expenses and other:
Prepaid value added tax	$5,960	$1,514
Restricted cash	2,195	2,000
Income tax asset	2,080	5,831
Prepaid insurance	1,949	1,329
Deferred mobilization	654	2,846
Other	5,483	8,080
	$18,321	$21,600

Accrued liabilities:
Taxes payable — operations	$10,263	$6,531
Workers’ compensation liabilities	3,830	2,877
Payroll and employee benefits	20,277	8,678
Deferred income/prepays	—	2,844
Other	10,257	10,961
	$44,627	$31,891

NOTE 11   SUPPLEMENTAL CASH FLOW INFORMATION

Years Ended September 30,	2005	2004	2003
	(in thousands)
Cash payments:
Interest paid, net of amounts capitalized	$12,707	$12,653	$11,375
Income taxes paid	$29,715	$7,010	$5,838

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

SELF-INSURANCE -

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

CONTRACT DRILLING OPERATIONS -

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

COMMITMENTS -

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

LEASES -

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

CONTINGENCIES -

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

NOTE 14  SEGMENT INFORMATION

The Company operates principally in the contract drilling industry. The Company’s contract drilling business includes the following operating segments:  U.S. Land, U.S. Offshore, and International.  The contract drilling operations consist mainly of contracting Company-owned drilling equipment primarily to major oil and gas exploration companies.  The Company’s primary international areas of operation include Venezuela, Colombia, Ecuador, and Argentina.  The international operations have similar services, have similar types of customers, operate in a consistent manner and have similar economic and regulatory characteristics.  Therefore, the Company has aggregated its international operations into one reportable segment.  The Company also has a Real Estate segment whose operations are conducted exclusively in the metropolitan area of Tulsa, Oklahoma.  The key areas of operation include a shopping center and several multi-tenant warehouses.  Each reportable segment is a strategic business unit which is managed separately. Other includes investments and corporate operations.

The Company evaluates segment performance based on income or loss from operations (segment operating income) before income taxes which includes:

•                    revenues from external and internal customers

•                    direct operating costs

•                    depreciation and

•                    allocated general and administrative costs

but excludes corporate costs for other depreciation, income from asset sales and other corporate income and expense.

General and administrative costs are allocated to the segments based primarily on specific identification and, to the extent that such identification is not practical, on other methods which the Company believes to be a reasonable reflection of the utilization of services provided.

Segment operating income for all segments is a non-GAAP financial measure of the Company’s performance, as it excludes general and administrative expenses, corporate depreciation, income from asset sales and other corporate income and expense.  The Company considers segment operating income to be an important supplemental measure of operating performance for presenting trends in the Company’s core businesses.  This measure is used by the Company for planning and budgeting purposes and to facilitate period-to-period comparisons in operating performance of the Company’s reportable segments in the aggregate by eliminating items that affect comparability between periods.  The Company believes that segment operating income is useful to investors because it provides a means to evaluate the operating performance of the segments and the Company on an ongoing basis using criteria that are used by our internal decision makers.      Additionally, it highlights operating trends and aids analytical comparisons.  However, segment operating income has limitations and should not be used as an alternative to operating income or loss, a performance measure determined in accordance with GAAP, as it excludes certain costs that may affect the Company’s operating performance in future periods.

Summarized financial information of the Company’s reportable segments for each of the years ended September 30, 2005, 2004, and 2003 is shown in the following table:

(in thousands)	External Sales	Inter- Segment	Total Sales	Segment Operating Income (Loss)	Depreciation	Total Assets	Additions to Long-Lived Assets
2005
Contract Drilling
U.S. Land	$527,637	$—	$527,637	$164,657	$60,222	$809,403	$70,297
U.S. Offshore	84,921	—	84,921	17,708	10,602	95,108	1,058
International	177,480	—	177,480	18,973	20,107	239,087	12,438
	790,038	—	790,038	201,338	90,931	1,143,598	83,793
Real Estate	10,688	761	11,449	4,714	2,352	32,203	1,517
	800,726	761	801,487	206,052	93,283	1,175,801	85,310
Other	—	—	0	—	2,991	487,549	1,495
Eliminations	—	(761)	(761)	—	—	—	—
Total	$800,726	$—	$800,726	$206,052	$96,274	$1,663,350	86,805

2004:
Contract Drilling
U.S. Land	$346,015	$—	$346,015	$35,545	$56,528	$742,642	$69,920
U.S. Offshore	84,238	—	84,238	(35,628)	12,107	102,557	1,512
International	148,788	—	148,788	12,126	20,530	261,893	9,513
	579,041	—	579,041	12,043	89,165	1,107,092	80,945
Real Estate	10,015	897	10,912	3,198	2,253	33,044	3,538
	589,056	897	589,953	15,241	91,418	1,140,136	84,483
Other	—	—	—	—	3,007	266,708	5,729
Eliminations	—	(897)	(897)	—	—	—	—
Total	$589,056	$—	$589,056	$15,241	$94,425	$1,406,844	$90,212

2003:
Contract Drilling
U.S. Land	$273,179	$—	$273,179	$17,751	$44,726	$730,642	$213,201
U.S. Offshore	112,259	—	112,259	35,932	12,799	170,580	7,191
International	109,517	—	109,517	4,854	20,092	243,918	12,733
	494,955	—	494,955	58,537	77,617	1,145,140	233,125
Real Estate	9,268	1,439	10,707	3,922	2,535	31,472	7,628
	504,223	1,439	505,662	62,459	80,152	1,176,612	240,753
Other	—	—	—	—	2,361	241,158	2,159
Eliminations	—	(1,439)	(1,439)	—	—	—	—
Total	$504,223	$—	$504,223	$62,459	$82,513	$1,417,770	$242,912

The following table reconciles segment operating income (loss) to income before taxes and equity in income (loss) of affiliates as reported on the Consolidated Statements of Income (in thousands).

Years Ended September 30,	2005	2004	2003
Segment operating income	$206,052	$15,241	$62,459
Income from asset sales	13,550	5,377	3,689
Corporate general and adminstrative costs and corporate depreciation	(26,846)	(27,503)	(28,011)
Operating income (loss)	192,756	(6,885)	38,137

Other income (expense)
Interest and dividend income	5,809	1,965	2,467
Interest expense	(12,642)	(12,695)	(12,289)
Gain on sale of investment securities	26,969	25,418	5,529
Other	(235)	197	98
Total unallocated amounts	19,901	14,885	(4,195)

Income before income taxes and equity in
income (loss) of affiliates	$212,657	$8,000	$33,942

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

NOTE 15 SUBSEQUENT EVENTS

In October and November, 2005, the Company announced three-year term contracts had been reached with five exploration and production companies to operate 20 new FlexRig4s and 5 new FlexRig3s.  The rigs are scheduled for delivery to the field beginning in the third quarter of fiscal 2006 through the fourth quarter of fiscal 2007.  With these contracts, the Company has now committed to build a total of 50 new FlexRigs.

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

NOTE 16 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share amounts)

2005	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Operating revenues	$174,679	$185,450	$207,387	$233,210
Operating income	41,735	38,557	51,421	61,043
Net income	39,310	22,350	29,825	36,121
Basic net income per common share	.78	.44	.58	.70
Diluted net income per common share	.77	.43	.57	.68

2004	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Operating revenues	$134,273	$143,024	$147,691	$164,068
Asset impairment charge	—	—	—	51,516
Operating income (loss)	10,003	5,638	8,781	(31,307)
Net income (loss)	6,588	6,048	4,347	(12,624)
Basic net income (loss) per common share	.13	.12	.09	(.25)
Diluted net income (loss) per common share	.13	.12	.09	(.25)

The sum of earnings per share for the four quarters may not equal the total earnings per share for the year due to changes in the average number of common shares outstanding.

In the first quarter of fiscal 2005, the net income includes an after-tax gain on sale of available-for-sale securities of $16.0 million, $0.31 per share, on a diluted basis.

In the fourth quarter of fiscal 2005, the net income includes an after-tax gain on sale of available for-sale securities of $.4 million, $0.01 per share on a diluted basis.

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