Form 10-K, Exhibit 13
period 2006-09-30
HELMERICH & PAYNE INC
filed 2006-12-13
CIK 46765

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

Helmerich & Payne, Inc.

Helmerich & Payne, Inc. is the holding Company for Helmerich & Payne International Drilling Co., an international drilling contractor with land and offshore operations in the United States, South America, and Africa. Holdings also include commercial real estate properties in the Tulsa, Oklahoma, area, and an energy-weighted portfolio of available-for-sale securities valued at approximately $336 million as of September 30, 2006.

FINANCIAL HIGHLIGHTS

Years Ended September 30,	2006	2005	2004
	(in thousands, except per share amounts)
Operating Revenues	$1,224,813	$800,726	$589,056
Net Income	293,858	127,606	4,359
Diluted Earnings per Share	2.77	1.23	.04
Dividends Paid per Share	.1725	.165	.1613
Capital Expenditures	528,905	86,805	90,212
Total Assets	2,134,712	1,663,350	1,406,844

To the Co-owners
of Helmerich & Payne, Inc.:

        We are pleased to post another year of record earnings in 2006. Net income was more than double our previous all-time high of one year ago, and it is the first time in the Company's 86-year history that revenue has exceeded the billion dollar mark. While these milestones are significant, we also know that investors are trying to discern between yesterday's news and future trends in our business, particularly the repercussions of a potentially warm winter and the resultant downward pressure on natural gas prices. Understandably, investors apply patterns they have seen from previous drilling cycles where drilling economics have suffered from lower commodity prices, leading to lower rig counts, falling dayrates, and an ultimate sag in earnings.

        We tend to be more bullish on the cycle going forward, particularly as it applies to natural gas, where we believe that supply and demand fundamentals will ultimately trump short-term pricing softness and volatility. Importantly, our business model is not just limited to market dayrate direction, but is also fueled by designing and rolling out highly innovative rigs and then building an organization focused on field execution that will exceed our customers' expectations.

        From the Company's vantage point, a key market "touchstone" has been our 73 new-build orders. Consider the most recent orders, seven rigs for three customers, were placed during a time of heightened market uncertainty and natural gas price volatility. But why would customers – and ours are heavily weighted toward the larger, most stable and forward looking – not simply sit on the sidelines during this current time of uncertainty to see if a shakeup does occur that frees up some rigs? Certainly, some will be inclined to pursue this course, but what is different today is that a large number of customers have experienced the value proposition of the FlexRig®. Older conventional rigs that may become available are simply not suitable for the customer's desire for a more productive rig.

        The demand for a drilling solution that provides well-cost savings through improved efficiencies, safety, and reliability is driving a very rational segmentation in the industry's drilling fleet. As we have said before, a significant retooling is occurring that will continue to provide us with growth opportunities.

®FlexRig is a registered trademark of Helmerich & Payne, Inc.

        But let's assume some rough road ahead, including a flattening or even a pullback in the U.S. land drilling market. How is the Company positioned for that possibility?

        First, 50 percent of our potential U.S. land activity days are contracted in 2007. Moreover, we would argue that our active rigs without long-term customer commitments in the spot market are not comparable on an apples to apples basis with those of our peers. In fact, 32 out of 56 of our rigs in the spot market are FlexRigs. These rigs have worked at premium dayrates and near 100 percent activity since their introduction. The remaining 24 active rigs without long-term customer commitments also compare quite favorably to their older and less capable counterparts. In short, having the newest fleet in the business, where our completed build out will feature 122 FlexRigs in the U.S. land market, positions us well for the future.

        A second thing to note, besides the strong base of contracted days and attractive rigs in the spot market, is the additional activity days expected during 2007, as a result of our new-build rigs being deployed at the rate of ten to twelve per quarter. We had an average of 104 rigs active during the fourth fiscal quarter in the U.S. land market. Currently, we expect this average to grow to over 130 rigs for all of fiscal 2007, and we plan to begin fiscal 2008 with over 150 active rigs. The bottom line is that the Company is positioned to deliver significant growth without the tailwind of ever-expanding dayrate margins.

        The achievement in 2006 and our bright prospects for the future are products of the commitment, dedication, and tireless effort delivered over the long term by our people. I want to express my gratitude for all of their contributions to the Company's success.

Sincerely,
Hans Helmerich President

December 13, 2006

Financial & Operating Review

Helmerich & Payne, Inc.

Years Ended September 30,	2006	2005	2004

SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME*†
Operating Revenues	$1,224,813	$800,726	$589,056
Operating Costs, excluding depreciation	661,563	484,231	417,716
Depreciation**	101,583	96,274	145,941
General and Administrative Expense	51,873	41,015	37,661
Operating Income (loss)	417,286	192,756	(6,885)
Interest and Dividend Income	9,834	5,809	1,965
Gain on Sale of Investment Securities	19,866	26,969	25,418
Interest Expense	6,644	12,642	12,695
Income from Continuing Operations	293,858	127,606	4,359
Net Income	293,858	127,606	4,359
Diluted Earnings Per Common Share:
Income from Continuing Operations	2.77	1.23	.04
Net Income	2.77	1.23	.04

*$000's omitted, except per share data
†All data excludes discontinued operations except net income.
**2004 includes an asset impairment of $51,516 and depreciation of $94,425.

SUMMARY FINANCIAL DATA*
Cash**	$33,853	$288,752	$65,296
Working Capital**	164,143	410,316	185,427
Investments	218,309	178,452	161,532
Property, Plant, and Equipment, Net**	1,483,134	981,965	998,674
Total Assets	2,134,712	1,663,350	1,406,844
Long-term Debt	175,000	200,000	200,000
Shareholders' Equity	1,381,892	1,079,238	914,110
Capital Expenditures	528,905	86,805	90,212

*$000's omitted
**Excludes discontinued operations.

RIG FLEET SUMMARY
Drilling Rigs –
U. S. Land – FlexRigs	73	50	48
U. S. Land – Highly Mobile	12	12	11
U. S. Land – Conventional	28	29	28
U. S. Offshore Platform	9	11	11
International	27	26	32
Total Rig Fleet	149	128	130
Rig Utilization Percentage –
U. S. Land – FlexRigs	100	100	99
U. S. Land – Highly Mobile	100	99	91
U. S. Land – Conventional	95	82	67
U. S. Land – All Rigs	99	94	87
U. S. Offshore Platform	69	53	48
International	90	77	54

2003	2002	2001	2000	1999	1998	1997	1996

$504,223	$523,418	$528,187	$383,898	$430,475	$476,750	$351,710	$275,096
346,259	362,133	331,063	249,318	288,969	321,798	227,921	185,210
82,513	61,447	49,532	77,317	70,092	58,187	48,291	39,592
41,003	36,563	28,180	23,306	24,629	21,299	15,636	15,222
38,137	64,667	123,613	34,826	49,024	78,077	61,740	34,736
2,467	3,624	9,128	18,215	4,830	5,942	6,740	5,216
5,529	24,820	1,189	13,295	2,547	38,421	4,697	566
12,289	980	1,701	2,730	5,389	336	34	678
17,873	53,706	80,467	36,470	32,115	80,790	48,801	25,844
17,873	63,517	144,254	82,300	42,788	101,154	84,186	72,566

.18	.53	.79	.36	.32	.80	.48	.26
.18	.63	1.42	.82	.43	1.00	.83	.73

$38,189	$46,883	$128,826	$107,632	$21,758	$24,476	$27,963	$16,892
110,848	105,852	223,980	179,884	82,893	49,179	65,802	48,128
158,770	150,175	203,271	307,425	240,891	200,400	323,510	229,809
1,058,205	897,445	650,051	526,723	553,769	548,555	392,489	329,377
1,417,770	1,227,313	1,300,121	1,200,854	1,073,465	1,053,200	987,432	786,351
200,000	100,000	50,000	50,000	50,000	50,000	—	—
917,251	895,170	1,026,477	955,703	848,109	793,148	780,580	645,970
242,912	312,064	184,668	65,820	78,357	217,597	114,626	83,411

43	26	13	6	6	6	—	—
11	11	11	10	11	7	7	7
29	29	25	22	23	23	22	23
12	12	10	10	10	10	9	11
32	33	37	40	39	44	39	36
127	111	96	88	89	90	77	77

97	96	100	99	79	100	—	—
89	97	89	95	90	100	100	87
58	70	99	77	61	92	99	88
81	84	97	85	69	94	99	88
51	83	98	94	95	99	63	70
39	51	56	47	53	88	91	85

Management's Discussion & Analysis of Financial Condition and Results of Operations

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

With the exception of historical information, the matters discussed in Management's Discussion & Analysis of Financial Condition and Results of Operations include forward-looking statements. These forward-looking statements are based on various assumptions. The Company cautions that, while it believes such assumptions to be reasonable and makes them in good faith, assumed facts almost always vary from actual results. The differences between assumed facts and actual results can be material. The Company is including this cautionary statement to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by, or on behalf of, the Company. The factors identified in this cautionary statement and those factors discussed under Risk Factors beginning on page 6 of the Company's Annual Report on Form 10K are important factors (but not necessarily all important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company. The Company undertakes no duty to update or revise its forward-looking statements based on changes of internal estimates or expectations or otherwise.

EXECUTIVE SUMMARY

Helmerich & Payne, Inc. is primarily a contract drilling company which owned and operated a total of 149 drilling rigs at September 30, 2006. The Company's contract drilling business includes the U.S. land rig business in which the Company owned 113 rigs, the U.S. offshore platform rig business in which the Company owned nine offshore platform rigs, and the international land rig business in which the Company owned 27 rigs at year end. Crude oil and natural gas prices continued to rise during 2006 due to the uncertainty of both commodities. The hurricanes in 2005 in the Gulf of Mexico contributed to the instability of these markets because of a concern of a possible shortage of deliverable natural gas to meet total demand in the U.S. As exploration and production companies expanded their drilling programs as a result of higher commodity prices, the overall demand for drilling rig services increased in all segments during 2006.

RESULTS OF OPERATIONS

All per share amounts included in the Results of Operations discussion are stated on a diluted basis. All prior period common stock and applicable share and per share amounts have been retroactively adjusted to reflect a 2-for-1 split of the Company's common stock effective June 26, 2006. The Company's net income for 2006 was $293.9 million ($2.77 per share), compared with $127.6 million ($1.23 per share) for 2005 and $4.4 million ($0.04 per share) for 2004. Included in 2004 net income was a pre-tax asset impairment charge (discussed in detail later) of $51.5 million ($31.9 million after-tax or $0.31 per share). Included in the

Company's net income were after-tax gains from the sale of investment securities of $12.3 million ($0.12 per share) in 2006, $16.4 million ($0.16 per share) in 2005, and $14.1 million ($0.14 per share) in 2004. In addition to income from security sales, the Company recorded net income during 2004 of $1.5 million ($0.02 per share) from non-monetary investment gains. Also included in net income is the Company's portion of income from its equity affiliate, Atwood Oceanics, Inc. From the equity affiliate, the Company recorded net income of $0.07 per share in 2006, $0.02 per share in 2005 and $0.01 per share in 2004. (See Liquidity section of MD&A for discussion of the sale of a portion of the Company's Atwood Oceanic stock in October 2004.)

Consolidated operating revenues were $1,224.8 million in 2006, $800.7 million in 2005, and $589.1 million in 2004. Over the three-year period, U.S. land revenues increased due to the addition of FlexRigs combined with significant increases in dayrates. The average number of U.S. land rigs available was 96 rigs in 2006, 90 rigs in 2005 and 86 rigs in 2004. U.S. land rig utilizations for the Company were 99 percent in 2006, 94 percent in 2005 and 87 percent in 2004. Revenue in the offshore platform business increased in 2006 after remaining steady in 2005 and 2004. The demand for offshore rigs increased in the Gulf of Mexico after the hurricanes in 2005. Rig utilization for U.S. offshore rigs increased to 69 percent in 2006 compared to 53 percent in 2005 and 48 percent in 2004. International rig revenues increased from 2004 to 2006, as rig utilizations improved to 90 percent in 2006, from 77 percent in 2005 and 54 percent in 2004.

Gains from the sale of investment securities were $19.9 million in 2006, $27.0 million in 2005, and $25.4 million in 2004. Interest and dividend income increased to $9.8 million in 2006 from $5.8 million in 2005 and $2.0 million in 2004. The increases from 2004 are due to increased cash positions from the sale of equity securities, the sale of two U.S. land rigs in 2005 and increased cash flow. In late 2005 and during 2006, the Company's cash position decreased as new FlexRigs were constructed.

Direct operating costs in 2006 were $661.6 million or 54 percent of operating revenues, compared with $484.2 million or 60 percent of operating revenues in 2005, and $417.7 million or 71 percent of operating revenues in 2004. The 2006 expense to revenue percentage decrease from 2005 and 2004 was primarily due to higher U.S. land revenue per day resulting from higher dayrates and increased activity.

Depreciation expense was $101.6 million in 2006, $96.3 million in 2005 and $94.4 million in 2004. Depreciation expense increased over the three-year period as the Company placed into service five new rigs in 2004 and 20 new rigs in 2006. The Company anticipates 2007 depreciation expense to increase from 2006 as the rigs currently under construction are placed into service. (See Liquidity and Capital Resources.)

Yearly, management performs an analysis of the general industry market conditions in each drilling segment. Based on this analysis, management determines if an impairment is required. In 2006 and 2005, no impairment was recorded. In 2004, management determined that the carrying value of certain offshore rigs exceeded the estimated undiscounted future cash flows associated with these assets. Accordingly, a pre-tax asset impairment charge of $51.5 million was recorded in the fourth quarter of fiscal 2004 to reduce the carrying value of the assets to their estimated fair value.

The fair value of drilling rigs is determined based on quoted market prices, if available. Otherwise it is determined based upon estimated discounted future cash flows and rig utilization. Cash flows are estimated by management considering factors such as prospective market demand, recent changes in rig technology and its effect on each rig's marketability, any cash investment required to make a rig marketable, suitability of rig size and makeup to existing platforms, and competitive dynamics due to lower industry utilization.

General and administrative expenses totaled $51.9 million in 2006, $41.0 million in 2005, and $37.7 million in 2004. The increase from 2005 to 2006 was primarily due to recording $9.8 million of stock-based compensation. Stock-based compensation includes $7.0 million related to the adoption of SFAS 123(R) "Share-Based Payment" and $2.8 million due to the Company accelerating the vesting of share options held by a senior executive who retired. The Company also experienced increases in employee benefits due to an increase in the number of employees. The increase from 2004 to 2005 was the result of increases in employee benefits relating to medical insurance and 401(k) matching expenses, professional services associated with Sarbanes-Oxley, and employee salaries and bonuses.

Interest expense was $6.6 million in 2006, $12.6 million in 2005, and $12.7 million in 2004. The interest expense in each year is primarily attributable to the $200 million of intermediate debt outstanding. Capitalized interest was $6.1 million, $0.3 million and $0.5 million in 2006, 2005 and 2004, respectively. The increase in capitalized interest in 2006 is attributable to the rig build program.

The provision for income taxes totaled $154.4 million in 2006, $87.5 million in 2005, and $4.4 million in 2004. Effective income tax rates were 35 percent in 2006, 41 percent in 2005, and 55 percent in 2004. In 2006, the Company had a lower effective tax rate primarily as a result of adjustments to deferred tax accounts in certain international locations. Effective income tax rates are higher for the Company's international operations than for its U.S. operations. As a result, the aggregate effective rate is higher in years when international operations make up a higher percentage of financial operating income. International operating income, as a percent of the Company's total operating income, was 14 percent in 2006, 10 percent in 2005 and 27 percent in 2004 (excluding the asset impairment charge from total operating income). Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Recoverability of any tax assets are evaluated and necessary allowances are provided. The carrying value of the net deferred tax assets assumes, based on estimates and assumptions, that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions to realize the benefits of such assets. If these estimates and related assumptions change in the future, additional valuation allowances will be recorded against the deferred tax assets resulting in additional income tax expense in the future. (See Note 4 of the Financial Statements for additional income tax disclosures.)

The following tables summarize operations by business segment. Segment operating income is described in detail in Note 15 to the financial statements.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2006 AND 2005

	2006	2005	% Change
U.S. LAND OPERATIONS	(in thousands, except operating statistics)
Operating revenues	$829,062	$527,637	57.1%
Direct operating expenses	398,873	294,164	35.6
General and administrative expense	12,807	8,594	49.0
Depreciation	66,127	60,222	9.8

Segment operating income	$351,255	$164,657	113.3

Operating Statistics:
Activity days	34,414	30,968	11.1%
Average rig revenue per day	$22,751	$15,941	42.7
Average rig expense per day	$10,250	$8,403	22.0
Average rig margin per day	$12,501	$7,538	65.8
Number of owned rigs at end of period	113	91	24.2
Rig utilization	99%	94%	5.3

Operating statistics for per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses. Rig utilization excludes three FlexRigs completed and ready for delivery.

The Company's U.S. land rig segment operating income increased to $351.3 million in 2006 from $164.7 million in 2005. Improvement in revenue and margin per day due to higher levels of U.S. land rig activity and higher dayrates experienced during 2005 continued in 2006, as crude oil and natural gas prices reached historically high levels. Rig utilization increased to 99 percent in 2006 from 94 percent in 2005. Average rig expense per day increased 22 percent as the energy industry experienced increased demand for materials, supplies and labor. The total number of rigs owned at September 30, 2006 was 113 compared to 91 rigs at September 30, 2005. The increase is due to 20 new FlexRigs placed into service, three FlexRigs completed and ready for delivery and the sale of one conventional rig in March 2006. Depreciation in 2006 increased 9.8 percent from 2005 due to the increase in available rigs.

During 2005 and 2006 the Company announced plans to build 66 new FlexRigs for 16 exploration and production companies representing a 73 percent expansion to the U.S. land fleet. Subsequent to September 30, 2006, the Company announced that agreements had been reached with three exploration and production companies to operate an additional seven new FlexRigs bringing the total of the new rigs to 73. Each new rig will be operated by the Company under a minimum fixed contract term agreement with at least a three-year term. The drilling services will be performed on a daywork contract basis. During 2006, the U.S. Land segment had 20 new FlexRigs placed into service and three additional rigs completed, ready for delivery. The remaining rigs are expected to be delivered by the end of calendar 2007. As a result of the new FlexRigs, the Company anticipates depreciation expense to increase in fiscal 2007.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2006 AND 2005

	2006	2005	% Change
U.S. OFFSHORE OPERATIONS	(in thousands, except operating statistics)
Operating revenues	$132,580	$84,921	56.1%
Direct operating expenses	88,293	52,786	67.3
General and administrative expense	5,920	3,825	54.8
Depreciation	11,360	10,602	7.1

Segment operating income	$27,007	$17,708	52.5

Operating Statistics:
Activity days	2,743	2,122	29.3%
Average rig revenue per day	$38,728	$29,228	32.5
Average rig expense per day	$24,041	$15,967	50.6
Average rig margin per day	$14,687	$13,261	10.8
Number of owned rigs at end of period	9	11	(18.2)
Rig utilization	69%	53%	30.2

Operating statistics of per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses and exclude the effects of offshore platform management contracts.

Segment operating income in the Company's U.S. offshore segment increased 52.5 percent from 2005 to 2006. An increase in the demand for offshore rigs in the Gulf of Mexico after the hurricanes in 2005 contributed to increases in activity days and rig utilization.

During the fourth quarter of fiscal 2006, the Company signed an option agreement to sell two offshore rigs that are currently idle. If the purchase option is exercised, the transaction is expected to be completed in the second quarter of fiscal 2007. The two rigs have been classified as assets held for sale in the Company's Consolidated Financial Statements and, as such, are excluded from the number of owned rigs at the end of fiscal 2006.

During the fourth quarter of fiscal 2005, the Company's Rig 201 was damaged by Hurricane Katrina. Fiscal 2005 segment operating income was negatively impacted by approximately $.6 million due to the rig being removed from service during the fourth quarter. The Company anticipates Rig 201 returning to work during fiscal 2007. The rig was insured at a value that approximated replacement cost and therefore the Company expects to record a gain resulting from the receipt of insurance proceeds. At September 30, 2006, the Company had received insurance proceeds of approximately $3.0 million which approximated the net book value of equipment lost in the hurricane. Therefore, no gain was recognized in 2006. Subsequent to September 30, 2006, additional proceeds of $0.3 million were received and additional claims have been submitted. Capital costs to rebuild the rig are capitalized and depreciated in accordance with the accounting policy described in Critical Accounting Policies and Estimates. Because the rig is still under repair, the Company is unable to estimate the total amount of the gain or the periods in which the gain will be recognized.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2006 AND 2005

	2006	2005	% Change
INTERNATIONAL OPERATIONS	(in thousands, except operating statistics)
Operating revenues	$252,792	$177,480	42.4%
Direct operating expenses	172,606	135,837	27.1
General and administrative expense	3,498	2,563	36.5
Depreciation	19,512	20,107	(3.0)

Segment operating income	$57,176	$18,973	201.4

Operating Statistics:
Activity days	8,812	7,491	17.6%
Average rig revenue per day	$23,404	$19,332	21.1
Average rig expense per day	$14,806	$14,039	5.5
Average rig margin per day	$8,598	$5,293	62.4
Number of owned rigs at end of period	27	26	3.8
Rig utilization	90%	77%	16.9

Operating statistics of per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses and exclude the effects of management contracts and currency revaluation expense.

Segment operating income for the Company's international operations increased 201.4 percent from 2005 to 2006 due to higher rig activity and dayrates. Rig utilization for international operations averaged 90 percent in 2006, compared with 77 percent in 2005. During 2006, one new FlexRig was added to the international segment rig fleet.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2006 AND 2005

	2006	2005	% Change
REAL ESTATE	(in thousands)
Operating revenues	$10,379	$10,688	(2.9)%
Direct operating expenses	3,524	3,622	(2.7)
Depreciation	2,444	2,352	3.9

Segment operating income	$4,411	$4,714	(6.4)

Segment operating income in the Company's Real Estate division decreased 6.4 percent from 2005 to 2006. The segment experienced decreases in reimbursements associated with property taxes and increases in depreciation due to capital expenditures for leasehold and building improvements.

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

Operating statistics for per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses.

The Company's U.S. land rig segment operating income increased to $164.7 million in 2005 from $35.5 million in 2004. During the fourth quarter of fiscal 2004, the Company began to experience an improvement in revenue and margin per day due to higher levels of U.S. land rig activity and higher dayrates. The increase in margins continued during 2005, as crude oil and natural gas prices improved. Rig utilization increased to 94 percent in 2005 from 87 percent in 2004. The increase in utilization was a result of higher rig activity. Average rig expense per day increased 5 percent as the demand for drilling services tightened, putting pressure on both material costs and labor. The total number of rigs available at September 30, 2005 was 91 compared to 87 rigs at September 30, 2004. The increase was due to six rigs moving to U.S. land operations from the Company's international fleet during 2005 and the sale of two conventional rigs in November 2004. Depreciation in 2005 increased 6.5 percent from 2004 due to the increase in available rigs.

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

Operating statistics of per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses and exclude the effects of offshore platform management contracts.

Segment operating income in the Company's U.S. offshore platform rig operations increased from a loss of $35.6 million in 2004, to income of $17.7 million in 2005. The loss in 2004 was due primarily to the asset impairment charge of $51.5 million. Excluding the asset impairment charge, segment operating income would have been $15.9 million for 2004. Lower depreciation expense in 2005 was a result of the asset impairment.

	2005	2004	% Change
	(in millions)
Segment operating income (loss), as reported	$17.7	(35.6)
Asset impairment charge	—	51.5

Segment operating income, excluding asset impairment charge	$17.7	15.9	11.5%

Note: This table is a reconciliation of segment operating income (loss) for the offshore platform segment for fiscal 2005 and 2004, which is provided to assist with yearly comparisons.

Segment operating income in the Company's U.S. offshore operations, excluding the asset impairment charge in fiscal 2004, increased 11.5 percent in 2005 from 2004. On September 30, 2004, one of the Company's older rigs was written down to its salvage value and removed from the active rig count. As a result, rig utilization increased to 53 percent in 2005, from 48 percent in 2004.

Financial performance during 2004 was hindered by continued softness in the offshore platform rig market which kept rig utilization at an average of 48 percent for 2004. More importantly, total operating revenues and revenue per day declined due to changes in the nature of contract terms on several of the Company's rigs.

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

Operating statistics of per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses, the effects of management contracts, or the effect of currency revaluation expense.

Segment operating income for the Company's international operations increased 56.5 percent from 2004 to 2005 due to higher rig activity. Rig utilization for international operations averaged 77 percent in 2005, compared to 54 percent in 2004. Despite the increase in operating income and rig activity, rig margins for international operations decreased slightly in 2005. The decrease is attributable to higher labor costs.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	2005	2004	% Change
REAL ESTATE	(in thousands)
Operating revenues	$10,688	$10,015	6.7%
Direct operating expenses	3,622	4,564	(20.6)
Depreciation	2,352	2,253	4.4

Segment operating income	$4,714	$3,198	47.4

Segment operating income increased by 47.4 percent from 2004 to 2005 in the Company's Real Estate division. Direct operating expenses decreased in 2005 from 2004 due to reduced building expenses and lower demolition costs relating to the razing of the Company's former headquarters building, which started in 2004 and was completed in 2005.

LIQUIDITY AND CAPITAL RESOURCES

The Company's capital spending was $528.9 million in 2006, $86.8 million in 2005, and $90.2 million in 2004. Net cash provided from operating activities for those same periods was $296.4 million in 2006, $212.2 million in 2005 and $136.6 million in 2004. The Company's 2007 capital spending estimate is approximately $750 million, an increase from the budgeted $500 million in 2006, due to continued construction of new FlexRigs.

Historically, the Company has financed operations primarily through internally generated cash flows. In periods when internally generated cash flows are not sufficient to meet liquidity needs, the Company will either borrow from an available unsecured line of credit or, if market conditions are favorable, sell portfolio securities. Likewise, if the Company is generating excess cash flows, the Company may invest in additional portfolio securities or short-term investments. In 2006, the Company made portfolio security investments of $8.6 million.

The following table reconciles purchases of portfolio securities to purchases of investments shown in the Consolidated Statements of Cash Flows in the Company's Consolidated Financial Statements:

	2006	2005	2004
	(in thousands)
Purchase of portfolio securities	$8,592	$3,000	$—
Purchase of short-term investments	139,848	2,000	—

Purchase of investments	$148,440	$5,000	$—

The Company manages a portfolio of marketable securities that, at the close of 2006, had a market value of $336.1 million. The Company's investments in Atwood Oceanics, Inc. ("Atwood") and Schlumberger, Ltd. made up almost 93 percent of the portfolio's market value on September 30, 2006. The value of the portfolio is subject to fluctuation in the market and may vary considerably over time. Excluding the Company's equity-method investment in Atwood and investments in limited partnerships carried at cost, the portfolio is recorded at fair value on the Company's balance sheet for each reporting period. The Company currently owns 4,000,000 shares or approximately 12.9 percent of the outstanding shares of Atwood.

The Company generated cash proceeds from the sale of portfolio securities of $28.2 million in 2006, $46.7 million in 2005, and $30.9 million in 2004.

The following table reconciles cash proceeds from the sale of portfolio securities stated above to proceeds from sale of investments shown in the Consolidated Statements of Cash Flows in the Company's Consolidated Financial Statements:

	2006	2005	2004
	(in thousands)
Proceeds from the sale of portfolio securities	$28,245	$46,700	$30,872
Sales with a trade date in current fiscal year but cash received in subsequent fiscal year	(6,093)	16,839	(16,839)
Proceeds from the sale of short-term investments	91,563	2,000	—

Proceeds from sale of investments per Consolidated Statements of Cash Flows	$113,715	$65,539	$14,033

In 2006, proceeds were primarily from the sale of 230,000 shares of Schlumberger, Ltd. Proceeds were primarily used to repurchase shares of Company common stock and to fund capital expenditures.

In 2005, proceeds were primarily from the sale of 1,000,000 shares of Atwood Oceanics, Inc. (Atwood), the Company's equity affiliate. In July 2004, Atwood filed a Registration Statement covering all 3,000,000 shares of Atwood stock owned by the Company. On October 19, 2004, Atwood completed a secondary public offering of shares in which the Company sold 1,000,000 of its Atwood shares and received $45.6 million. The proceeds were invested in cash equivalent securities and were subsequently used to meet the Company's capital expenditure needs.

In 2004, proceeds were primarily from the sale of 250,000 shares of Schlumberger, 140,000 shares of Conoco-Phillips and various smaller investments. The proceeds were used for operations.

The Company has historically been a long-term holder of investment securities. However, circumstances may arise such as significant capital spending requirements, the opportunity to repurchase Company common stock or the above referenced Atwood offering that result in security sales that were not previously contemplated. During 2006, the Company purchased 1,325,200 of Company common stock at an aggregate cost of $30.2 million. Subsequent to September 30, 2006, the Company sold 500,000 shares of Schlumberger stock. The proceeds of approximately $30.2 million were used to repurchase 681,900 shares of Company common stock for approximately $15.9 million in October 2006 and funding capital expenditures.

The Company's proceeds from asset sales totaled $11.8 million in 2006, $29.0 million in 2005 and $7.9 million in 2004. In 2006, one U.S. land rig was sold generating $4.8 million in proceeds. Income from asset sales in 2006 totaled $7.5 million. In 2005, the Company sold two large domestic land rigs which generated a gain of approximately $9.0 million and proceeds of approximately $23.3 million. The rigs sold in 2006 and 2005 were idle at the time of the sales and, with the Company's emphasis on FlexRig technology, the Company took advantage of the opportunity to sell the conventional rigs. In 2006 and 2005, the Company also had sales of old or damaged rig equipment and drill pipe used in the ordinary course of business. In 2004, a damaged mast on a rig in the international segment was sold generating a gain of approximately $1.7 million and proceeds of approximately $2.4 million. Additionally, undeveloped land owned by the Company's Real Estate Division was sold to developers in 2004 with proceeds of approximately $1.1 million.

In August 2006, the Company signed an option agreement to sell two U.S. offshore rigs. The net book value of the two rigs at

September 30, 2006 was $4.2 million and has been classified as "Assets held for sale" on the Company's September 30, 2006 Consolidated Balance Sheet. In September 2006, the Company received $2.0 million from the optionee for exclusive rights to purchase the rigs. The $2.0 million is classified in current liabilities in the Consolidated Balance Sheet at September 30, 2006. An additional $6.0 million was received in October 2006 to exercise the extended option term. If the purchase option is exercised, the transaction will close in the second quarter of fiscal 2007. These two rigs are currently idle.

During fiscal 2005 and fiscal 2006, the Company announced contracts to build and operate 66 new FlexRig3s and FlexRigs4s for 16 exploration and production companies. Subsequent to September 30, 2006, the Company announced that agreements had been reached with three exploration and production companies to operate an additional seven new FlexRigs bringing the total of the new rigs to 73. Each agreement, with the exception of one, has at least a three-year commitment by the operator under a minimum fixed contract. The drilling services are performed on a daywork contract basis. During fiscal 2006, 24 rigs were completed for delivery, and 21 of the 24 rigs began field operations by September 30, 2006. The remaining rigs are expected to be completed by the end of calendar 2007.

Labor and equipment shortages have resulted in construction delays and increased costs compared to initial schedules and original cost estimates. Labor cost increases and labor shortages in both fabrication and rig-up services were due in large part to Hurricane Rita that hit south Texas in 2005, causing major skilled labor disruptions and significantly affecting one of the Company's key fabricators of rig components. Delivery schedules of the new rigs were pushed back to such a degree that late-delivery contractual liquidated damage payments were incurred and are expected to be incurred for most of the remaining rigs. However, the incurred and projected liquidated damage payments had, and are expected to have, minimal impact on revenues and margins. Although prices for components increased dramatically, the Company was able to secure favorable prices on a large amount of the equipment through advanced ordering and purchasing. The level of capital investment estimated for the construction of the 66 rigs increased by an average of approximately 16 percent per rig from the original estimate. The Company expects these increased capital costs to have a relatively small impact on the Company's future earnings through incremental depreciation. The total estimated construction cost of all 73 rigs is currently $1.1 billion. Approximately $400 million was incurred in fiscal 2006 and approximately $600 million is expected to be incurred in fiscal 2007.

The Company has $200 million intermediate-term unsecured debt obligations with staged maturities from August, 2007 to August, 2014. The annual average interest rate through maturity will be 6.45 percent. The terms of the debt obligations require the Company to maintain a minimum ratio of debt to total capitalization.

On September 30, 2006, the Company had a committed unsecured line of credit totaling $50 million, with no money drawn and letters of credit totaling $16.4 million outstanding against the line. Borrowings against the line of credit bear interest at the London Interbank Bank Offered Rate (LIBOR) plus .875 percent to 1.125 percent or prime minus 1.75 percent to prime minus 1.50 percent. The spread over LIBOR or the prime rate depends on certain financial ratios of the Company. The Company must maintain certain financial ratios including debt to total capitalization and debt to earnings before interest, taxes, depreciation, and amortization, and a certain level of tangible net worth.

At September 30, 2006, the Company was in compliance with all debt covenants.

Subsequent to September 30, 2006, the Company entered into negotiations with a multi-bank syndicate for a five year, $400 million senior unsecured credit facility. The Company anticipates that the majority of all of the borrowings over the life of the new facility will accrue interest at a spread over LIBOR. The Company will also pay a commitment fee based on the unused balance of the facility. The spread over LIBOR as well as the commitment fee will be determined according to a scale based on the ratio of the Company's total debt to total capitalization. The LIBOR spread is expected to range from .30 percent to .45 percent depending on the ratio. Based on the ratio at the close of the fiscal year, the LIBOR spread on borrowings would be ..35 percent and the commitment fee would be .075 percent per annum. Financial covenants in the facility are expected to restrict the Company to a total debt to total capitalization ratio of less than 50 percent and earnings before interest, taxes, depreciation, and amortization must be a minimum of three times consolidated interest expense on a rolling 12 month basis. The new facility is expected to contain additional terms, conditions, and restrictions that the Company believes are usual and customary in unsecured debt arrangements for companies that are similar in size and credit quality. The closing of this facility is expected to occur in December 2006. At closing, the Company anticipates transferring two letters of credit totaling $20.9 million to the facility.

In conjunction with the $400 million senior unsecured credit facility, the Company began negotiations with a single bank to amend and restate the current unsecured line of credit from $50 million to $5 million. Pricing on the amended line of credit is expected to be prime minus 1.75 percent. The covenants and other terms and conditions are expected to be similar to the aforementioned senior credit facility except that there is no commitment fee. The closing for this line of credit is expected to occur in December 2006. After closing, the Company plans to have one letter of credit outstanding against this line and total remaining availability will be $4.9 million.

As of September 30, 2006, the Company had four outstanding, unsecured notes payable to a bank totaling $3.7 million denominated in a foreign currency. The interest rate of the notes was 13 percent with a 60 day maturity. Subsequent to September 30, 2006, additional amounts totaling $12.3 million were borrowed with interest rates ranging from 12 percent to 16 percent and one note outstanding at September 30, 2006 for $1.2 million was paid.

Current cash, short-term investments and cash provided from operating activities, together with funds available under the new credit facilities, are anticipated to be sufficient to meet the Company's operating cash requirements and estimated capital expenditures, including rig construction, for fiscal 2007.

Current ratios for September 30, 2006 and 2005 were 1.6 and 5.6, respectively. The decrease in current ratio is primarily due to a reduction in cash and cash equivalents and an increase in accounts payable and the current portion of long-term debt. These changes are due primarily to the FlexRig construction. The debt to total capitalization ratio was 14 percent and 17 percent at September 30, 2006 and 2005, respectively.

During 2006, the Company paid a dividend of $0.17 per share, or a total of $18.1 million, representing the 34th consecutive year of dividend increases.

STOCK PORTFOLIO HELD BY THE COMPANY

September 30, 2006	Number of Shares	Cost Basis	Market Value
	(in thousands, except share amounts)
Atwood Oceanics, Inc.	4,000,000	$58,256	$179,880
Schlumberger, Ltd.	2,150,000	17,077	133,365
Other		14,706	22,873

Total		$90,039	$336,118

MATERIAL COMMITMENTS

The Company has no off balance sheet arrangements other than operating leases discussed below. The Company's contractual obligations as of September 30, 2006, are summarized in the table below:

Payments Due By Year	Total	2007	2008	2009	2010	2011	After 2011
	(in thousands)
Long-term debt (a)	$200,000	$25,000	$—	$25,000	$—	$—	$150,000
Operating leases (b)	8,637	3,694	2,726	1,715	502	—	—
Purchase obligations (b)	313,212	313,212	—	—	—	—	—

Total Contractual Obligations	$521,849	$341,906	$2,726	$26,715	$502	$—	$150,000

(a)  See Note 3 "Notes Payable and Long-term Debt" to the Company's Consolidated Financial Statements.

(b)  See Note 14 "Commitments and Contingencies" to the Company's Consolidated Financial Statements.

The above table does not include obligations for the Company's pension plan, for which the recorded liability at September 30, 2006 is $20.9 million. In 2006, the Company contributed $4.4 million to the plan. Based on current information available from plan actuaries, the Company does not anticipate contributions to the plan will be required in 2007. However, the Company does expect to make discretionary contributions to fund distributions of approximately

$3.0 million in 2007. Future contributions beyond 2007 are difficult to estimate due to multiple variables involved.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's consolidated financial statements are impacted by the accounting policies used and the estimates and assumptions made by management during their preparation. On an on-going basis, the Company evaluates the estimates, including those related to inventories, long-lived assets, and accrued insurance losses. The estimates are based on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following is a discussion of the critical accounting policies which relate to property, plant and equipment, impairment of long-lived assets, self-insurance accruals, and revenue recognition. Other significant accounting policies are summarized in Note 1 in the notes to the consolidated financial statements.

Property, plant and equipment, including renewals and betterments, are stated at cost, while maintenance and repairs are expensed as incurred. Interest costs applicable to the construction of qualifying assets are capitalized as a component of the cost of such assets. The Company provides for the depreciation of property, plant and equipment using the straight-line method over the estimated useful lives of the assets. Depreciation is determined considering the estimated salvage value of the property, plant and equipment. Both the estimated useful lives and salvage values require the use of management estimates. Certain events, such as unforeseen changes in operations or technology or market conditions, could occur that would materially affect the Company's estimates and assumptions related to depreciation. Management believes that these estimates have been materially accurate in the past. For the years presented in this report, no significant changes were made to the Company's useful lives or salvage values, other than reflected in the 2004 impairment of certain offshore equipment. Upon retirement or other disposal of fixed assets, the cost and related accumulated depreciation are removed from the respective accounts and any gains or losses are recorded in net income.

The Company's management assesses the potential impairment of its long-lived assets whenever events or changes in conditions indicate that the carrying value of an asset may not be recoverable. Changes that trigger such an assessment may include equipment obsolescence, changes in the market demand for a specific asset, periods of relatively low rig utilization, declining revenue per day, declining cash margin per day, completion of specific contracts, and/or overall changes in general market conditions. If a review of the long-lived assets indicates that the carrying value of certain of these assets is more than the estimated undiscounted future cash flows, an impairment charge is made to adjust the carrying value to the estimated fair market value of the asset. See additional discussion of impairment assumptions, including determination of fair value, under Results of Operations. Use of different assumptions could result in an impairment charge different from that reported.

The Company is self-insured or maintains high deductibles for certain losses relating to worker's compensation, general liability, employer's liability, and auto liabilities. Generally, deductibles are $1.0 million or $2.0 million per occurrence depending on whether a claim occurs inside or outside of the United States. Insurance is also purchased on rig properties and deductibles are typically $1.0 million per occurrence. Excess insurance is purchased over these coverages to limit the Company's exposure to catastrophic claims, but there can be no assurance that such coverage will respond or be adequate in all circumstances. Retained losses are estimated and accrued based upon our estimates of the aggregate liability for claims incurred, and using the Company's historical loss experience and estimation methods that are believed to be reliable. Nonetheless, insurance estimates include certain assumptions and management judgments regarding the frequency and severity of claims, claim development, and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense.

The Company's pension benefit costs and obligations are dependent on various actuarial assumptions. The Company makes assumptions relating to discount rates, rate of compensation increase, and expected return on plan assets. The Company bases its discount rate assumption on current yields on AA-rated corporate long-term bonds. The rate of compensation increase assumption reflects actual experience and future outlook. The expected return on plan assets is determined based on historical portfolio results and future expectations of rates of return. Actual results that differ from estimated assumptions are accumulated and amortized over the estimated future working life of the plan participants and could therefore affect the expense recognized and obligations in future periods. As of September 30, 2006, the Pension Plan was frozen and benefit accruals were discontinued. As a result, the rate of compensation increase assumption has been eliminated from future periods. The Company anticipates pension expense in 2007 to decrease from 2006.

Revenues and costs on daywork contracts are recognized daily as the work progresses. For certain contracts, payments are received that are contractually designated for the mobilization of rigs and other drilling equipment. Revenues earned, net of direct costs incurred for the mobilization, are deferred and recognized over the term of the related drilling contract. Other lump-sum payments received from customers relating to specific contracts are deferred and amortized to income as services are performed. Costs incurred to relocate rigs and other drilling equipment to areas in which a contract has not been secured are expensed as incurred.

NEW ACCOUNTING STANDARD

Effective October 1, 2005, the Company began recording compensation expense associated with stock options in accordance with SFAS No. 123(R), "Share-Based Payment". Prior to October 1, 2005, the Company accounted for stock-based compensation related to stock options under the recognition and measurement principles of Accounting Principles Board Opinion No. 25. Therefore, the Company measured compensation expense for its stock option plan using the intrinsic value method, that is, as the excess, if any, of the fair market value of the Company's stock at the grant date over the amount required to be paid to acquire the stock, and provided the disclosures required by SFAS No. 123. The Company has adopted the modified prospective transition method provided under SFAS No. 123(R) and, as a result, has not retroactively adjusted results from prior periods. Under this transition method, compensation expense associated with stock options recognized in fiscal year 2006 includes: 1) expense related to the remaining unvested portion of all stock option awards granted prior to October 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and 2) expense related to all stock option awards granted subsequent to October 1, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R).

The Company recorded pre-tax stock-based compensation expense of $9.8 million in 2006. Stock-based compensation includes $8.7 million related to stock options and $1.1 million related to restricted stock. During 2006, the Company expensed $2.8 million due to the Company accelerating the vesting of share options held by a senior executive who retired. At September 30, 2006, unrecognized compensation cost related to unvested restricted stock options was $5.2 million. The cost is expected to be recognized over a weighted-average period of 4.1 years. Note 6 in the notes to the consolidated financial statements provides additional information and details pertaining to stock-based compensation.

In September 2006, the FASB issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans (SFAS 158). SFAS 158 requires companies to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position. This statement is effective for financial statements as of the end of fiscal years ending after December 15, 2006, or fiscal 2007 for the Company. As discussed in Note 10 in the notes to the consolidated financial statements, the Company's pension plan was frozen on September 30, 2006. As a result of the plan being frozen, the Company has effectively reflected the funded status of the plan in the Consolidated Balance Sheet; therefore, SFAS 158 will have no impact on the consolidated financial statements.

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating SFAS No. 157 to determine the impact, if any, on its financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 considers the effects of prior year misstatements when quantifying misstatements in current year financial statements. It is effective for fiscal years ending after November 15, 2006. The Company does not believe the adoption of SAB 108 will have a material impact on the consolidated financial statements.

In June, 2006, The Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently assessing the impact of this Interpretation on the financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Rate Risk The Company has operations in several South American countries and Africa. With the exception of Venezuela, the Company's exposure to currency valuation losses is usually minimal due to the fact that virtually all invoice billings and receipts in other countries are in U.S. dollars.

The Company is exposed to risks of currency devaluation in Venezuela primarily as a result of bolivar receivable balances and bolivar cash balances. In Venezuela, approximately 60 percent of the Company's billings to the Venezuelan state oil company, PDVSA, are in U.S. dollars and 40 percent are in the local currency, the bolivar. On October 1, 2003, in compliance with applicable regulations, the Company submitted a request to the Venezuelan government seeking permission to convert existing bolivar balances into U.S. dollars. In January 2004, the Venezuelan government approved the conversion of bolivar cash balances to U.S. dollars and the remittance of $8.8 million U.S. dollars as dividends by the Company's Venezuelan subsidiary to the U.S. based parent. This was the first dividend remitted under the new regulation. On January 16, 2006, a dividend of $6.5 million U.S. dollars was paid to the U.S. based parent. As a consequence, the Company's exposure to currency devaluation has been reduced by these amounts.

On August 18, 2006, the Company made application with the Venezuelan government requesting the approval to convert bolivar cash balances to U.S. dollars. Upon approval from the Venezuelan government, the Company's Venezuelan subsidiary will remit those dollars as a dividend to its U.S. based parent, thus reducing the Company's exposure to currency devaluation. The Company anticipates the dividend to be approximately $9.3 million.

As stated above, the Company is exposed to risks of currency devaluation in Venezuela primarily as a result of bolivar receivable balances and bolivar cash balances. The exchange rate per U.S. dollar increased to 2150 bolivares during 2005 from 1920 bolivares at September 30, 2004. As a result of the 12 percent devaluation of the bolivar during fiscal 2005 (from September 2004 through August 2005), the Company experienced total devaluation losses of $.6 million during that same period. Past devaluation losses may not be reflective of the actual potential for future devaluation losses. Even though Venezuela continues to operate under the exchange controls in place and the Venezuelan bolivar exchange rate has remained fixed at 2150 bolivares to one U.S. dollar since the devaluation in March, 2005, the exact amount and timing of devaluation is uncertain. While the Company is unable to predict future devaluation in Venezuela, if fiscal 2007 activity levels are similar to fiscal 2006 and if a 10 percent to 20 percent devaluation were to occur, the Company could experience potential currency devaluation losses ranging from approximately $1.5 million to $2.8 million.

In late August 2003, the Venezuelan state petroleum company agreed, on a prospective basis, to pay a portion of the Company's dollar-based invoices in U.S. dollars. There is no guarantee as to how long this arrangement will continue. Were this agreement to end, the Company would revert to receiving payments in bolivares and thus increase bolivar cash balances and exposure to devaluation.

Credit Risk The Company derives its revenue in Venezuela from Petróleos de Venezuela, S.A. (PDVSA), the Venezuelan state-owned petroleum company. At September 30, 2006, the Company had a net receivable from PDVSA of $45.4 million of which $16.2 million was 90 days old or older. At December 1, 2006, such receivable balance had increased to approximately $66 million, of which approximately $40 million was 90 days old or older. The Company continues to communicate with PDVSA regarding the settlement of the outstanding receivables. While the collection of the receivables is difficult and time consuming due to PDVSA policies and procedures, the Company, at this time, has no reason to believe the amounts will not be paid. Historically, PDVSA payments on accounts receivable have, by traditional business measurements, been slower than that of other customers in international countries in which the Company has drilling operations. In order to establish a source of local currency to meet current obligations in Venezuela bolivares, the Company is borrowing in the form of short-term notes from two local banks in Venezuela at the market interest rates designated by the banks.

Commodity Price Risk The demand for contract drilling services is a result of exploration and production companies' spending money to explore and develop drilling prospects in search of crude oil and natural gas. Their appetite for such spending is driven by their cash flow and financial strength, which is very dependent on, among other things, crude oil and natural gas commodity prices. Crude oil prices are determined by a number of factors including supply and demand, worldwide economic conditions, and geopolitical factors. Crude oil and natural gas prices have been volatile and very difficult to predict. This difficulty has led many exploration and production companies to base their capital spending on much more conservative estimates of commodity prices. As a result, demand for contract drilling services is not always purely a function of the movement of commodity prices.

The prices for drilling rig components have experienced increases in the last year. While these materials have generally been available to the Company at acceptable prices, there is no assurance the prices will not vary significantly in the future. The Company attempts to secure favorable prices through advanced ordering and purchasing. Additionally, future fluctuations in market conditions causing increased prices in materials and supplies could impact future operating costs adversely.

Interest Rate Risk The Company's interest rate risk exposure results primarily from short-term rates, mainly LIBOR-based, on borrowings from its commercial banks. The credit arrangements expected to be entered into subsequent to year-end will have floating interest rates. The Company's entire debt portfolio at September 30, 2006 was in fixed-rate debt. The Company has reduced the impact of fluctuations in interest rates by maintaining a portion of its debt portfolio in fixed-rate debt.

The following tables provide information as of September 30, 2006 and 2005 about the Company's interest rate risk sensitive instruments:

INTEREST RATE RISK AS OF SEPTEMBER 30, 2006 (dollars in thousands)

	2007	2008	2009	2010	2011	After 2011	Total	Fair Value @ 9/30/06
Fixed Rate Long-term Debt	$25,000	$—	$25,000	$—	$—	$150,000	$200,000	$209,000
Average Interest Rate	5.5%	—	5.9%	—	—	6.5%	6.4%
Fixed Rate Notes Payable (a)	$3,721						$3,721	$3,721
Average Interest Rate	13.0%						13.0%

(a)  Denominated in a foreign currency

INTEREST RATE RISK AS OF SEPTEMBER 30, 2005 (dollars in thousands)

	2006	2007	2008	2009	2010	After 2010	Total	Fair Value @ 9/30/05
Fixed Rate Debt	$—	$25,000	$—	$25,000	$—	$150,000	$200,000	$215,000
Average Interest Rate	—	5.5%	—	5.9%	—	6.5%	6.4%

Equity Price Risk On September 30, 2006, the Company had a portfolio of available-for-sale securities with a total market value of $336.1 million. The total market value of the portfolio of securities was $293.4 million at September 30, 2005. The Company's investments in Atwood Oceanics, Inc. and Schlumberger, Ltd. made up almost 93 percent of the portfolio's market value at September 30, 2006. Although the Company sold portions of its positions in Schlumberger in 2004 and 2006, and Atwood in the first fiscal quarter of fiscal 2005, the Company makes no specific plans to sell securities, but rather sells securities based on market conditions and other circumstances. These securities are subject to a wide variety and number of market-related risks that could substantially reduce or increase the market value of the Company's holdings. Except for the Company's holdings in its equity affiliate, Atwood Oceanics, Inc. and investments in limited partnerships carried at cost, the portfolio is recorded at fair value on its balance sheet with changes in unrealized after-tax value reflected in the equity section of its balance sheet. Any reduction in market value would have an impact on the Company's debt ratio and financial strength.

Report of Independent
Registered Public Accounting Firm

The Board of Directors and Shareholders
Helmerich & Payne, Inc.

We have audited the accompanying consolidated balance sheets of Helmerich & Payne, Inc. as of September 30, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Helmerich & Payne, Inc. at September 30, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Helmerich & Payne Inc.'s internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 7, 2006 expressed an unqualified opinion thereon.

As discussed in Note 1 to the consolidated financial statements, in 2006 the Company changed its method of accounting for Stock-Based Compensation.

ERNST & YOUNG LLP

Tulsa, Oklahoma
December 7, 2006

Consolidated Statements of Income

Years Ended September 30,	2006	2005	2004
	(in thousands, except per share amounts)
OPERATING REVENUES
Drilling – U.S. Land	$829,062	$527,637	$346,015
Drilling – U.S. Offshore	132,580	84,921	84,238
Drilling – International	252,792	177,480	148,788
Real Estate	10,379	10,688	10,015

	1,224,813	800,726	589,056

OPERATING COSTS AND EXPENSES
Operating costs, excluding depreciation	661,563	484,231	417,716
Depreciation	101,583	96,274	94,425
Asset impairment	—	—	51,516
General and administrative	51,873	41,015	37,661
Income from asset sales	(7,492)	(13,550)	(5,377)

	807,527	607,970	595,941

Operating income (loss)	417,286	192,756	(6,885)

Other income (expense)
Interest and dividend income	9,834	5,809	1,965
Interest expense	(6,644)	(12,642)	(12,695)
Gain on sale of investment securities	19,866	26,969	25,418
Other	639	(235)	197

	23,695	19,901	14,885

Income before income taxes and equity in income of affiliate	440,981	212,657	8,000
Income tax provision	154,391	87,463	4,365
Equity in income of affiliate net of income taxes	7,268	2,412	724

NET INCOME	$293,858	$127,606	$4,359

Earnings per common share:
Basic	$2.81	$1.25	$0.04
Diluted	$2.77	$1.23	$0.04
Average common shares outstanding (in thousands):
Basic	104,658	102,174	100,623
Diluted	106,091	104,066	101,666

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets

ASSETS

September 30,	2006	2005
	(in thousands)
CURRENT ASSETS:

Cash and cash equivalents	$33,853	$288,752
Short term investments	48,673	388
Accounts receivable, less reserve of $2,007 in 2006 and $1,791 in 2005	289,479	162,646
Inventories	26,165	21,313
Deferred income taxes	10,168	8,765
Assets held for sale	4,234	—
Prepaid expenses and other	16,119	17,933

Total current assets	428,691	499,797

INVESTMENTS	218,309	178,452

PROPERTY, PLANT AND EQUIPMENT, at cost:
Contract drilling equipment	1,911,039	1,549,112
Construction in progress	220,603	34,774
Real estate properties	58,286	57,489
Other	113,788	96,614

	2,303,716	1,737,989
Less-Accumulated depreciation and amortization	820,582	756,024

Net property, plant and equipment	1,483,134	981,965

OTHER ASSETS	4,578	3,136

TOTAL ASSETS	$2,134,712	$1,663,350

The accompanying notes are an integral part of these statements.

LIABILITIES AND SHAREHOLDERS' EQUITY

September 30,	2006	2005
	(in thousands, except share data)
CURRENT LIABILITIES:

Notes payable	$3,721	$—
Accounts payable	138,750	44,854
Accrued liabilities	97,077	44,627
Long-term debt due within one year	25,000	—

Total current liabilities	264,548	89,481

NONCURRENT LIABILITIES:

Long-term debt	175,000	200,000
Deferred income taxes	269,919	246,975
Other	43,353	47,656

Total noncurrent liabilities	488,272	494,631

SHAREHOLDERS' EQUITY:

Common stock, $.10 par value, 160,000,000 shares authorized, 107,057,904 shares issued and outstanding	10,706	10,706
Preferred stock, no par value, 1,000,000 shares authorized, no shares issued	—	—
Additional paid-in capital	135,500	106,944
Retained earnings	1,215,127	939,380
Unearned compensation	—	(134)
Accumulated other comprehensive income	69,645	47,544

	1,430,978	1,104,440
Less treasury stock, 3,188,760 shares in 2006 and 3,188,724 shares in 2005, at cost	49,086	25,202

Total shareholders' equity	1,381,892	1,079,238

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,134,712	$1,663,350

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

	Common Stock		Additional Paid-In Capital			Accumulated Other Comprehensive Income (Loss)	Treasury Stock
				Retained Earnings	Unearned Compensation
	Shares	Amount					Shares	Amount	Total

	(in thousands, except per share amounts)
Balance, September 30, 2003	107,058	$10,706	$77,949	$840,776	$(10)	$33,668	6,777	$(45,838)	$917,251

Comprehensive Income:
Net Income				4,359					4,359
Other comprehensive income:
Unrealized gains on available- for-sale securities, net						3,721			3,721
Derivatives instruments
Amortization, net						72			72
Minimum pension liability adjustment, net						(1,209)			(1,209)

Total other comprehensive gain									2,584

Total comprehensive income									6,943

Cash dividends ($.16125 per share)				(16,372)					(16,372)
Exercise of stock options			813				(610)	4,114	4,927
Tax benefit of stock-based awards			1,351						1,351
Amortization of deferred compensation					10				10

Balance, September 30, 2004	107,058	10,706	80,113	828,763	—	36,252	6,167	(41,724)	914,110
Comprehensive Income:
Net Income				127,606					127,606
Other comprehensive income (loss):
Unrealized gains on available- for-sale securities, net						14,708			14,708
Minimum pension liability adjustment, net						(3,416)			(3,416)

Total other comprehensive gain									11,292

Total comprehensive income									138,898

Capital adjustment of equity investee			2,682						2,682
Stock issued under Restricted Stock Award Plan			93		(160)		(10)	67	—
Cash dividends ($.165 per share)				(16,989)					(16,989)
Exercise of stock options			8,903				(2,968)	16,455	25,358
Tax benefit of stock-based awards			15,153						15,153
Amortization of deferred compensation					26				26

Balance, September 30, 2005	107,058	10,706	106,944	939,380	(134)	47,544	3,189	(25,202)	1,079,238
Comprehensive Income:
Net Income				293,858					293,858
Other comprehensive income (loss):
Unrealized gains on available- for-sale securities, net						17,591			17,591
Minimum pension liability adjustment, net						4,510			4,510

Total other comprehensive gain									22,101

Total comprehensive income									315,959

Reversal of unearned compensation upon adoption of SFAS 123(R)			(66)		134		10	(68)	—
Cash dividends ($.1725 per share)				(18,111)					(18,111)
Exercise of stock options			6,019				(1,335)	6,353	12,372
Tax benefit of stock-based awards, including excess tax benefits of $10.2 million			12,851						12,851
Repurchase of common stock							1,325	(30,169)	(30,169)
Stock-based compensation			9,752						9,752

Balance, September 30, 2006	107,058	$10,706	$135,500	$1,215,127	$—	$69,645	3,189	$(49,086)	$1,381,892

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Years Ended September 30,	2006	2005	2004
	(in thousands)
OPERATING ACTIVITIES:
Net income	$293,858	$127,606	$4,359
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation	101,583	96,274	94,425
Asset impairment charge	—	—	51,516
Equity in income of affiliate before income taxes	(11,723)	(3,891)	(1,168)
Stock-based compensation	9,752	26	10
Gain on sale of investment securities	(19,730)	(26,969)	(22,766)
Non-monetary investment gain	—	—	(2,521)
Gain on sale of assets	(7,492)	(13,550)	(5,377)
Deferred income tax expense	3,504	38,014	5,934
Other – net	(737)	(349)	(98)
Change in assets and liabilities:
Accounts receivable	(120,740)	(46,223)	(25,335)
Inventories	(4,852)	(487)	1,707
Prepaid expenses and other	372	1,451	24,142
Accounts payable	(11,064)	8,517	(378)
Accrued liabilities	55,112	12,736	2,870
Deferred income taxes	4,490	16,557	2,323
Other noncurrent liabilities	4,057	2,526	6,997

Net cash provided by operating activities	296,390	212,238	136,640

INVESTING ACTIVITIES:
Capital expenditures	(528,905)	(86,805)	(90,212)
Proceeds from asset sales	11,778	28,992	7,941
Insurance proceeds from involuntary conversion	2,970	—	—
Purchase of investments	(148,440)	(5,000)	—
Proceeds from sale of investments	113,715	65,539	14,033

Net cash provided by (used in) investing activities	(548,882)	2,726	(68,238)

FINANCING ACTIVITIES:
Repurchase of common stock	(28,407)	—	—
Increase (decrease) in short-term notes	3,721	—	(30,000)
Increase in bank overdraft	17,430	—	—
Dividends paid	(17,712)	(16,866)	(16,222)
Proceeds from exercise of stock options	12,372	25,358	4,927
Excess Tax benefit from stock based compensation	10,189	—	—

Net cash provided by (used in) financing activities	(2,407)	8,492	(41,295)

Net increase (decrease) in cash and cash equivalents	(254,899)	223,456	27,107
Cash and cash equivalents, beginning of period	288,752	65,296	38,189

Cash and cash equivalents, end of period	$33,853	$288,752	$65,296

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

BASIS OF PRESENTATION

Certain amounts in the accompanying consolidated financial statements for prior periods have been reclassified to conform to current year presentation. Specifically, "Income from asset sales" for the years ended September 30, 2005 and 2004 has been reclassified to be included in operating income.

All prior period common stock and applicable share and per share amounts have been retroactively adjusted to reflect a 2-for-1 split of the Company's common stock effective June 26, 2006.

FOREIGN CURRENCIES

The Company's functional currency for all its foreign subsidiaries is the U.S. dollar. Nonmonetary assets and liabilities are translated at historical rates and monetary assets and liabilities are translated at exchange rates in effect at the end of the period. Income statement accounts are translated at average rates for the year. Gains and losses from remeasurement of foreign currency financial statements into U.S. dollars are included in direct operating costs. Gains and losses resulting from foreign currency transactions are also included in current results of operations. Aggregate foreign currency remeasurement and transaction losses included in direct operating costs totaled $0.3 million, $0.8 million and $2.2 million in 2006, 2005, and 2004 respectively.

USE OF ESTIMATES

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

CAPITALIZATION OF INTEREST

The Company capitalizes interest on major projects during construction. Interest is capitalized based on the average interest rate on related debt. Capitalized interest for 2006, 2005, and 2004 was $6.1 million, $.3 million, and $.5 million, respectively.

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

CASH AND CASH EQUIVALENTS

Cash equivalents consist of investments in short-term, highly liquid securities having original maturities of three months or less, which are made as part of the Company's cash management activity. The carrying values of these assets approximate their fair market values. The Company primarily utilizes a cash management system with a series of separate accounts consisting of lockbox accounts for receiving cash, concentration accounts that funds are moved to, and several "zero-balance" disbursement accounts for funding payroll and accounts payable. As a result of the Company's cash management system, checks issued, but not presented to the banks for payment, may create negative book cash balances. Checks outstanding in excess of related book cash balances totaling approximately $17.4 million at September 30, 2006 are included in accounts payable.

RESTRICTED CASH AND CASH EQUIVALENTS

The Company had restricted cash and cash equivalents of $4.3 million and $4.2 million at September 30, 2006 and 2005, respectively. All restricted cash is for the purpose of potential insurance claims in the Company's wholly-owned captive insurance company. Of the total at September 30, 2006, $2.0 million is from the initial capitalization of the captive and management has elected to restrict an additional $2.3 million. The restricted amounts are primarily invested in short-term money market securities.

The restricted cash and cash equivalents is reflected in the balance sheet as follows (in thousands):

September 30,	2006	2005
Other current assets	$2,273	$2,195
Other assets	$2,000	$2,000

INVENTORIES AND SUPPLIES

Inventories and supplies are primarily replacement parts and supplies held for use in the Company's drilling operations. Inventories and supplies are valued at the lower of cost (moving average or actual) or market value.

DRILLING REVENUES

Contract drilling revenues are comprised of daywork drilling contracts for which the related revenues and expenses are recognized as services are performed. For certain contracts, the Company receives payments contractually designated for the mobilization of rigs and other drilling equipment. Mobilization payments received, and direct costs incurred for the mobilization are deferred and recognized on a straight line basis over the term of the related drilling contract. Costs incurred to relocate rigs and other drilling equipment to areas in which a contract has not been secured are expensed as incurred. Reimbursements received by the Company for out-of-pocket expenses are recorded as revenues and direct costs.

RENT REVENUES

The Company enters into leases with tenants in its rental properties consisting primarily of retail and multi-tenant warehouse space. The lease terms of tenants occupying space in the retail centers and warehouse buildings range from one to eleven years. Minimum rents are recognized on a straight-line basis over the term of the related leases. Overage and percentage rents are based on tenants' sales volume. Recoveries from tenants for property taxes and operating expenses are recognized as Real Estate revenues in the Consolidated Statements of Income. The Company's rent revenues are as follows:

Years Ended September 30,	2006	2005	2004
	(in thousands)
Minimum rents	$8,538	$7,606	$7,490
Overage and percentage rents	$1,219	$1,162	$1,207

At September 30, 2006, minimum future rental income to be received on noncancelable operating leases was as follows (in thousands):

Fiscal Year	Amount

2007	$7,265
2008	5,767
2009	4,333
2010	3,617
2011	2,696
Thereafter	3,744

Total	$27,422

Leasehold improvement allowances are capitalized and amortized over the lease term.

At September 30, 2006 and 2005, the cost and accumulated depreciation for real estate properties were as follows:

September 30,	2006	2005

Real estate properties	$58,286	$57,489
Accumulated depreciation	(31,664)	(29,626)

	$26,622	$27,863

INVESTMENTS

The Company maintains investments in equity securities of unaffiliated companies. The cost of securities used in determining realized gains and losses is based on the average cost basis of the security sold. Net income in 2004 includes approximately $1.5 million, $0.02 per share on a diluted basis, on gains related to non-monetary transactions within the Company's available-for-sale investment portfolio which were accounted for at fair value.

The Company regularly reviews investment securities for impairment based on criteria that include the extent to which the investment's carrying value exceeds its related market value, the duration of the market decline and the financial strength and specific prospects of the issuer of the security. Unrealized losses that are other than temporary are recognized in earnings.

Investments in companies owned from 20 to 50 percent are accounted for using the equity method with the Company recognizing its proportionate share of the income or loss of the investee. The Company owned approximately 21.7 percent of Atwood Oceanics, Inc. (Atwood) at September 30, 2004. In October 2004, the Company sold 1,000,000 shares of its position in Atwood as part of a public offering of Atwood. The sale generated $15.9 million ($0.15 per diluted share) of net income in fiscal 2005. In March 2006, Atwood had a two-for-one stock split. The Company currently owns 4,000,000 shares of Atwood which represents approximately 12.9 percent of Atwood. The Company continues to account for Atwood on the equity method as the Company continues to have significant influence through its board of director seats.

The quoted market value of the Company's investment was $179.9 million and $168.4 million at September 30, 2006 and 2005, respectively. Retained earnings at September 30, 2006 and 2005 includes approximately $31.6 million and $24.3 million, respectively, of undistributed earnings of Atwood.

Summarized financial information of Atwood is as follows:

September 30,	2006	2005	2004
	(in thousands)
Gross revenues	$276,625	$176,156	$163,454
Costs and expenses	190,503	149,785	155,867

Net income	$86,122	$26,371	$7,587

Helmerich & Payne, Inc.'s equity in net income, net of income taxes	$7,268	$2,412	$724

Current assets	$147,673	$93,283	$92,966
Noncurrent assets	446,156	403,641	405,970
Current liabilities	61,365	56,159	60,053
Noncurrent liabilities	73,570	78,268	167,294

Shareholders' equity	$458,894	$362,497	$271,589

Helmerich & Payne, Inc.'s investment	$58,256	$46,533	$57,824

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

The Company has accrued a liability for estimated worker's compensation claims incurred. The liability for other benefits to former or inactive employees after employment but before retirement is not material.

EARNINGS PER SHARE

Basic earnings per share is based on the weighted-average number of common shares outstanding during the period. Diluted earnings per share includes the dilutive effect of stock options and restricted stock.

STOCK-BASED COMPENSATION

Effective October 1, 2005, the Company began recording compensation expense associated with stock options in accordance with SFAS No. 123(R), "Share-Based Payment". Prior to October 1, 2005, the Company accounted for stock-based compensation related to stock options under the recognition and measurement principles of Accounting Principles Board Opinion No. 25. Therefore, the Company measured compensation expense for its stock option plan using the intrinsic value method, that is, as the excess, if any, of the fair market value of the Company's stock at the grant date over the amount required to be paid to acquire the stock, and provided the disclosures required by SFAS No. 123. The Company adopted the modified prospective transition method provided under SFAS No. 123(R), and as a result, has not retroactively adjusted results from prior periods. Under this transition method, compensation expense associated with stock options recognized in fiscal year 2006 includes: 1) expense related to the remaining unvested portion of all stock option awards granted prior to October 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and 2) expense related to all stock option awards granted subsequent to October 1, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R).

The adoption of SFAS No. 123(R) also resulted in certain changes to the Company's accounting for its restricted stock awards, which is discussed in Note 6 in more detail.

TREASURY STOCK

Treasury stock purchases are accounted for under the cost method whereby the cost of the acquired stock is recorded as treasury stock. Gains and losses on the subsequent reissuance of shares are credited or charged to additional paid-in-capital using the average-cost method.

NEW ACCOUNTING STANDARDS

In September 2006, the FASB issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans (SFAS 158). SFAS 158 requires companies to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position. This statement is effective for financial statements as of the end of fiscal years ending after December 15, 2006. As discussed further in Note 10, the Company's pension plan was frozen on September 30, 2006. As a result of the plan being frozen, the Company has effectively reflected the funded status of the plan in the Consolidated Balance Sheets; therefore, SFAS 158 will have no impact on the consolidated financial statements.

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating SFAS No. 157 to determine the impact, if any, on its financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 considers the effects of prior year misstatements when quantifying misstatements in current year financial statements. It is effective for fiscal years ending after November 15, 2006. The Company does not believe the adoption of SAB 108 will have a material impact on the consolidated financial statements.

In June, 2006, The Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently assessing the impact of this Interpretation on the financial statements.

NOTE 2 IMPAIRMENT OF LONG-LIVED ASSETS

The Company periodically evaluates long-lived assets when events or circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. Changes that could trigger such an assessment may include a significant decline in revenue or cash margin per day, extended periods of low rig utilization, changes in market demand for a specific asset, obsolescence, completion of specific contracts, and/or overall general market conditions. If a review of the long-lived assets indicates that the carrying value of certain of these assets is more than the estimated undiscounted future cash flows, an impairment charge is made to adjust the carrying value to the estimated fair market value of the asset.

Based on its analysis, the Company recorded a $51.5 million pre-tax impairment charge to the Offshore segment in the fourth quarter of fiscal 2004. In conjunction with the impairment charge, the Company retired rig 108 at September 30, 2004, which brought the number of available platform rigs to eleven. The Company also reduced the depreciable lives of five platform rigs to four years and the salvage value of each of the offshore rigs to $1.0 million. As a result of the impairment charge and the change in depreciable lives and salvage values, depreciation expense in the Offshore segment was reduced by approximately $1.5 million in fiscal year 2005.

NOTE 3 NOTES PAYABLE AND LONG-TERM DEBT

At September 30, 2006 and 2005, the Company had $200 million in unsecured long-term debt outstanding at fixed rates and maturities as summarized in the following table:

		September 30,
Maturity Date	Interest Rate	2006	2005
August 15, 2007	5.51%	$25,000,000	$25,000,000
August 15, 2009	5.91%	25,000,000	25,000,000
August 15, 2012	6.46%	75,000,000	75,000,000
August 15, 2014	6.56%	75,000,000	75,000,000

		$200,000,000	$200,000,000
Less long-term debt due within one year		(25,000,000)	—

Long-term debt		$175,000,000	$200,000,000

The terms of the debt obligations require the Company to maintain a minimum ratio of debt to total capitalization. The debt is held by various entities, including $8 million held by a company affiliated with one of the Company's Board members.

At September 30, 2006, the Company had a committed unsecured line of credit totaling $50 million. Letters of credit totaling $16.4 million were outstanding against the line, leaving $33.6 million available to borrow. Under terms of the line of credit, the Company must maintain certain financial ratios including debt to total capitalization and debt to earnings before interest, taxes, depreciation, and amortization, and a certain level of tangible net worth. Borrowings against the line of credit bear interest at the London Interbank Bank Offered Rate (LIBOR) plus .875 to 1.125 percent or prime minus 1.75 percent to prime minus 1.50 percent depending on ratios described above. At September 30, 2006 and 2005, no balances were outstanding under the line of credit. The revolving credit commitment expires July 10, 2007, however, subsequent to year end, this line of credit was cancelled by the Company and a new facility was obtained as discussed below.

At September 30, 2006, the Company was in compliance with all debt covenants.

As of September 30, 2006, the Company had four outstanding, unsecured notes payable to a bank totaling $3.7 million denominated in a foreign currency. The interest rate of the notes was 13 percent with a 60 day maturity. Subsequent to September 30, 2006, additional amounts totaling $12.3 million were borrowed with interest rates ranging from 12 percent to 16 percent and one note outstanding at September 30, 2006 for $1.2 million was paid.

Subsequent to September 30, 2006, the Company entered into negotiations with a multi-bank syndicate for a five-year, $400 million senior unsecured credit facility. The Company anticipates that the majority of all of the borrowings over the life of the new facility will accrue interest at a spread over LIBOR. The Company will also pay a commitment fee based on the unused balance of the facility. The spread over LIBOR as well as the commitment fee is expected to be determined according to a scale based on a ratio of the Company's total debt to total capitalization. The LIBOR spread is expected to range from .30 percent to .45 percent depending on the ratios. Based on the ratio at the close of the fiscal year, the LIBOR spread on borrowings would be .35 percent and the commitment fee would be .075 percent per annum. Financial covenants in the facility are expected to restrict the Company to a total debt to total capitalization ratio of less than 50 percent and earnings before interest, taxes, depreciation, and amortization must be a minimum of consolidated interest expense on a rolling 12 month basis. The new facility is expected to contain additional terms, conditions, and restrictions that the Company believes are usual and customary in unsecured debt arrangements for companies that are similar in size and credit quality. The closing of this facility is expected to occur in December 2006. At closing, the Company anticipates transferring two letters of credit totaling $20.9 million to the facility.

In conjunction with the $400 million senior unsecured credit facility, the Company began negotiations with a single bank to amend and restate the current unsecured line of credit from $50 million to $5 million. Pricing on the amended line of credit is expected to be prime minus 1.75 percent. The covenants and other terms and conditions are expected to be similar to the aforementioned senior credit facility except that there is no commitment fee. The closing for this line of credit is expected to occur in December 2006. After closing, the Company plans to have one letter of credit outstanding against this line and total remaining availability will be $4.9 million.

NOTE 4 INCOME TAXES

The components of the provision (benefit) for income taxes are as follows:

Years Ended September 30,	2006	2005	2004
	(in thousands)
Current:
Federal	$136,370	$39,139	$(5,997)
Foreign	4,304	8,185	4,622
State	10,213	2,125	(194)

	150,887	49,449	(1,569)

Deferred:
Federal	10,252	31,573	4,037
Foreign	(7,776)	4,863	1,902
State	1,028	1,578	(5)

	3,504	38,014	5,934

Total provision	$154,391	$87,463	$4,365

The amounts of domestic and foreign income before income taxes and equity in income of affiliate are as follows:

Years Ended September 30,	2006	2005	2004
	(in thousands)
Domestic	$389,595	$195,978	$(2,565)
Foreign	51,386	16,679	10,565

	$440,981	$212,657	$8,000

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Recoverability of any tax assets are evaluated and necessary allowances are provided. The carrying value of the net deferred tax assets assumes, based on estimates and assumptions, that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions to realize the benefits of such assets. If these estimates and related assumptions change in the future, additional valuation allowances will be recorded against the deferred tax assets resulting in additional income tax expense in the future.

The components of the Company's net deferred tax liabilities are as follows:

September 30,	2006	2005
	(in thousands)
Deferred tax liabilities:
Property, plant and equipment	$220,851	$210,861
Available-for-sale securities	48,593	31,929
Equity investments	19,350	20,915
Other	51	1,715

Total deferred tax liabilities	288,845	265,420

Deferred tax assets:
Pension reserves	8,441	10,310
Self-insurance reserves	3,384	3,943
Net operating loss and foreign tax credit carryforwards	33,029	32,567
Minimum tax credit carryforwards	—	428
Financial accruals	17,260	11,295
Other	9	12

Total deferred tax assets	62,123	58,555
Valuation allowance	33,029	31,345

Net deferred tax assets	29,094	27,210

Net deferred tax liabilities	$259,751	$238,210

Reclassifications have been made to the fiscal 2005 balances for certain components of deferred tax assets and liabilities in order to conform to the current year's presentation.

The change in the Company's net deferred tax assets and liabilities are impacted by foreign currency remeasurement.

As of September 30, 2006 the Company had state and foreign net operating loss carryforwards for income tax purposes of $16.5 million and $3.4 million, respectively, and foreign tax credit carryforwards of approximately $30.7 million which will expire in years 2010 through 2015. The valuation allowance is primarily attributable to state and foreign net operating loss carryforwards and foreign tax credit carryforwards for which it is more likely than not that these will not be utilized.

Effective income tax rates as compared to the U.S Federal income tax rate are as follows:

Years Ended September 30,	2006	2005	2004

U.S. Federal income tax rate	35%	35%	35%
Effect of foreign taxes	(1)	3	18
State income taxes	1	3	—
Other	—	2	—

Effective income tax rate	35%	43%	53%

NOTE 5 SHAREHOLDERS' EQUITY

On March 1, 2006, the Company's Board of Directors approved a two-for-one stock split on its common stock, subject to shareholder approval of an amendment to the Company's Restated Certificate of Incorporation to increase the number of authorized common shares of the Company. On June 23, 2006, the Company's shareholders approved the amendment. As a result, the split was paid in the form of a share distribution on July 7, 2006 to the shareholders of record on June 26, 2006. The Company retained the current par value of $.10 per share for all shares of common stock. All references in the financial statements to the number of shares outstanding, per share amounts, and stock option data of the Company's common stock have been restated to reflect the effect of the stock split for all periods presented.

On September 30, 2006, the Company had 103,869,144 outstanding common stock purchase rights ("Rights") pursuant to the terms of the Rights Agreement dated January 8, 1996, as amended by Amendment No. 1 dated December 8, 2005. As adjusted for the two-for-one stock splits in fiscals 1998 and 2006, and as long as the rights are not separately transferable, one-half right attaches to each share of the Company's common stock. Under the terms of the Rights Agreement each Right entitled the holder thereof to purchase from the Company one full unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock ("Preferred Stock"), without par value, at a price of $250 per unit. The exercise price and the number of units of Preferred Stock issuable on exercise of the Rights are subject to adjustment in certain cases to prevent dilution. The Rights will be attached to the common stock certificates and are not exercisable or transferable apart from the common stock, until ten business days after a person acquires 15 percent or more of the outstanding common stock or ten business days following the commencement of a tender offer or exchange offer that would result in a person owning 15 percent or more of the outstanding common stock. In the event the Company is acquired in a merger or certain other business combination transactions (including one in which the Company is the surviving corporation), or more than 50 percent of the Company's assets or earning power is sold or transferred, each holder of a Right shall have the right to receive, upon exercise of the Right, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The Rights are redeemable under certain circumstances at $0.01 per Right and will expire, unless earlier redeemed, on January 31, 2016.

NOTE 6 STOCK-BASED COMPENSATION

The Company has several plans providing for stock based awards to employees and to non-employee directors. The plans permit the granting of various types of awards including stock options and restricted stock. Restricted stock may be granted for no consideration other than prior and future services. The purchase price per share for stock options may not be less than market price of the underlying stock on the date of grant. Stock options expire ten years after grant.

In March 2001, the Company adopted the 2000 Stock Incentive Plan (the "Stock Incentive Plan"). The Stock Incentive Plan was effective December 6, 2000 and will terminate December 6, 2010. Under this plan, the Company is authorized to grant options for up to 6,000,000 shares of the Company's common stock at an exercise price not less than the fair market value of the common stock on the date of grant. Up to 900,000 shares of the total authorized may be granted to participants as restricted stock awards. All share amounts have been adjusted to reflect a stock split that was effective June 26, 2006. Effective March 1, 2006, no additional common-stock based awards will be granted under the Stock Incentive Plan.

On March 1, 2006, at the Annual Meeting of Stockholders, the 2005 Long-Term Incentive Plan was approved. The Plan, among other things, authorizes the Board of Directors to grant nonqualified and incentive stock options, restricted stock awards, stock appreciation rights and performance units to selected employees and to non-employee Directors. In fiscal 2006, no stock awards were granted from this plan.

The Company has the right to satisfy option exercises from treasury shares and from authorized but unissued shares. During fiscal 2006, 1,325,200 shares were purchased at an aggregate cost of $30.2 million of which $1.8 million did not settle until after September 30, 2006. Subsequent to year end, the Company purchased 681,900 shares at an aggregate cost of $15.9 million. The Company may purchase additional shares if the share price is favorable.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (Revised 2004), Share Based Payment ("SFAS 123(R)"). SFAS 123(R) is a revision of SFAS No. 123, as amended, Accounting for Stock-Based Compensation ("SFAS 123"), and supersedes Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees ("APB 25"). SFAS 123(R) eliminated the alternative to use the intrinsic value method of accounting that was provided in SFAS 123, which generally resulted in no compensation expense recorded in the financial statements related to the issuance of stock options with an exercise price that was equal to the award's grant date fair value. SFAS 123(R) requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS 123(R) established fair value as the measurement objective in accounting for share-based payment arrangements and requires all companies to apply a fair-value based measurement method in accounting for all share-based payment transactions with employees.

In October 2005, the Company adopted SFAS 123(R) using a modified prospective application, as permitted under SFAS 123(R). Accordingly, prior period amounts have not been restated. Under this application, the Company is required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption.

Additionally, SFAS 123(R) requires that the benefits of the tax deduction in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under previously effective accounting principles generally accepted in the United States. The adoption of SFAS 123(R) also resulted in certain changes to the Company's accounting for restricted stock awards, which is discussed below in more detail.

In November 2005, the FASB issued FSP No. 123R-3 ("FSP 123R-3"), Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards, to provide an alternative transition election related to accounting for the tax effects of share-based awards to employees to the guidance provided in Paragraph 81 of SFAS 123(R). The guidance in FSP 123R-3 was effective on November 11, 2005. An entity may take up to one year from the later of its initial adoption of SFAS 123(R) or the effective date of FSP 123R-3 to evaluate its available transition alternatives and make its one-time election. Until and unless an entity elects the transition method described in FSP 123R-3, the entity should follow the transition method described in Paragraph 81 of SFAS 123(R). SFAS 123(R) requires an entity to calculate the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to adopting Statement 123(R) (termed the "APIC Pool"). The Company is using the transition method as described in Paragraph 81 of SFAS 123(R).

A summary of compensation cost for stock-based payment arrangements recognized in general and administrative expense and cash received from the exercise of stock options in fiscal 2006 is as follows (in thousands, except per share amounts):

Compensation expense
Stock options	$8,714
Restricted stock	1,038

$9,752

After-tax stock based compensation	$6,046

Per basic share	$.06

Per diluted share	$.06

Cash received from exercise of stock options	$12,372

Benefits of tax deductions in excess of recognized compensation cost of $10.2 million is reported as a financing cash flow in the Consolidated Condensed Statements of Cash Flow for fiscal 2006.

In December 2005, the Company accelerated the vesting of share options held by a senior executive who retired. As a result of that modification, the Company recognized additional compensation expense of $2.8 million for the fiscal year ended September 30, 2006.

STOCK OPTIONS

Vesting requirements for stock options are determined by the Human Resources Committee of the Company's Board of Directors. Options granted December 6, 1995, began vesting December 6, 1998, with 20 percent of the options vesting for five consecutive years. Options granted December 4, 1996, began vesting December 4, 1997, with 20 percent of the options vesting for five consecutive years. Options granted since

December 3, 1997, began vesting one year after the grant date with 25 percent of the options vesting for four consecutive years.

Prior to adoption of SFAS 123(R), the Company used the Black-Scholes formula to estimate the value of stock options granted to employees. The Company continues to use this acceptable option valuation model following the adoption of SFAS 123(R). The fair value of the options is amortized to compensation expense on a straight-line basis over the requisite service periods of the stock awards, which are generally the vesting periods. The following summarizes the weighted-average assumptions in the model.

	2006	2005	2004
Risk-free interest rate	4.5%	4.2%	3.7%
Expected stock volatility	36.9%	40.3%	44.0%
Dividend yield	.5%	1.0%	.8%
Expected term (in years)	5.2	5.0	5.5

Risk-Free Interest Rate.    The risk-free interest rate is based on the U.S. Treasury securities for the expected term of the option.

Expected Volatility Rate.    Expected volatilities are based on the daily closing price of the Company's stock based upon historical experience over a period which approximates the expected term of the option.

Expected Dividend Yield.    The dividend yield is based on the Company's current dividend yield.

Expected Term.    The expected term of the options granted represents the period of time that they are expected to be outstanding. The Company estimates the expected term of options granted based on historical experience with grants and exercises.

The following summary reflects the stock option activity for the Company's common stock and related information for 2006, 2005, and 2004 (shares in thousands):

	2006		2005		2004
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price

Outstanding at October 1,	6,488	$12.29	8,914	$11.02	8,654	$10.71
Granted	640	29.68	926	16.01	938	12.09
Exercised	(1,483)	12.25	(3,222)	9.79	(610)	8.08
Forfeited/Expired	(26)	18.56	(130)	13.61	(68)	12.69
Outstanding on September 30,	5,619	$14.24	6,488	$12.29	8,914	$11.02
Exercisable on September 30,	3,847	$11.74	4,054	$11.37	5,994	$10.31
Shares available to grant	4,000		1,510		2,316

The following table summarizes information about stock options at September 30, 2006 (shares in thousands):

	Outstanding Stock Options			Exercisable Stock Options
Range of Exercise Prices	Options	Weighted-Average Remaining Life	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price

$6.3975 to $9.4178	894	2.7	$8.00	894	$8.00
$11.3318 to $16.0100	4,119	6.2	$13.24	2,941	$12.81
$30.2375	606	9.2	$30.24	12	$30.24
$6.3975 to $30.2375	5,619	6.0	$14.24	3,847	$11.74

At September 30, 2006, the weighted-average remaining life of exercisable stock options was 5.03 years and the aggregate intrinsic value was $43.4 million with a weighted-average exercise price of $11.74 per share.

The number of options expected to vest at September 30, 2006 was 5,596,678 with an aggregate intrinsic value of $49.5 million and a weighted-average exercise price of $14.18 per share.

As of September 30, 2006, the unrecognized compensation cost related to the stock options was $9.2 million. That cost is expected to be recognized over a weighted-average period of 2.4 years.

The weighted-average fair value of options granted during 2006, 2005 and 2004 was $11.40, $6.09 and $5.12, respectively. The total intrinsic value of options exercised during the 2006, 2005 and 2004 was $34.9 million, $41.3, and $3.8 million, respectively.

The fair value of shares vested during fiscal 2006 was $9.1 million.

Prior to October 1, 2005, stock-based awards were accounted for under APB 25 and related interpretations. Fixed plan common stock options generally did not result in compensation expense because the exercise price of the options issued by the Company was equal to the market price of the underlying stock on the date of grant. The following table illustrates the effect on the net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation":

September 30,	2005	2004
	(thousands, except per share amounts)
Net income, as reported	$127,606	$4,359
Stock-based employee compensation expense included in the Consolidated Statements of Income, net of related tax effects	16	6
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,563)	(4,172)

Pro forma net income	$124,059	$193

Earnings per share:
Basic – as reported	$1.25	$0.04

Basic – pro forma	$1.21	$0.00

Diluted – as reported	$1.23	$0.04

Diluted – pro forma	$1.19	$0.00

RESTRICTED STOCK

Restricted stock awards consist of the Company's common stock and are time vested over three to five years. The Company recognizes compensation expense on a straight-line basis over the vesting period. The fair value of restricted stock awards is determined based on the closing trading price of the Company's shares on the grant date. As of September 30, 2006, there was $5.2 million of total unrecognized compensation cost related to unvested restricted stock options granted under the Plan. That cost is expected to be recognized over a weighted-average period of 4.1 years.

Prior to the adoption of SFAS 123(R), unearned compensation related to restricted stock awards was classified as a separate component of stockholders' equity. In accordance with the provisions of SFAS 123(R), on October 1, 2005, the balance in unearned compensation was reclassified to additional paid-in capital on the balance sheet.

A summary of the status of the Company's restricted stock awards as of September 30, 2006, and of changes in restricted stock outstanding during the fiscal years ended September 30, 2006 and 2005 is as follows (in thousands):

	2006		2005
	Shares	Weighted-Average Grant Date Fair Value per Share	Shares	Weighted-Average Grant Date Fair Value per Share

Outstanding at October 1,	10	$16.01	—	$—
Granted	203	30.24	10	16.01
Vested	—	—	—	—
Forfeited/Expired	—	—	—	—
Outstanding on September 30,	213	$29.57	10	$16.01

No restricted stock awards were granted during fiscal 2004 or outstanding at September 30, 2004.

NOTE 7 EARNINGS PER SHARE

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share reflects the potential dilution that would occur if stock options were exercised and the dilution from the issuance of restricted shares, computed using the treasury stock method.

A reconciliation of the weighted-average common shares outstanding on a basic and diluted basis is as follows:

	2006	2005	2004
	(in thousands)
Basic weighted-average shares	104,658	102,174	100,623
Effect of dilutive shares:
Stock options and restricted stock	1,433	1,892	1,043

Diluted weighted-average shares	106,091	104,066	101,666

At September 30, 2006, options to purchase 809,450 shares of common stock at a weighted-average price of $30.2375 were outstanding, but were not included in the computation of diluted earnings per share. Inclusion of these shares would be antidilutive.

At September 30, 2005, all options outstanding were included in the computation of diluted earnings per common share.

At September 30, 2004, options to purchase 2,055,360 shares of common stock at a weighted-average price of $13.92 were outstanding, but were not included in the computation of diluted earnings per common share. Inclusion of these shares would be antidilutive.

NOTE 8 FINANCIAL INSTRUMENTS

The Company had $200 million of long-term debt outstanding at September 30, 2006 which had an estimated fair value of $209 million. The debt was valued based on the prices of similar securities with similar terms and credit ratings. The Company used the expertise of an outside investment banking firm to assist with the estimate of the fair value of the long-term debt. The Company's line of credit and notes payable bear interest at market rates and the cost of borrowings, if any, would approximate fair value. The estimated fair value of the Company's available-for-sale securities is primarily based on market quotes.

The following is a summary of available-for-sale securities, which excludes those accounted for under the equity method of accounting (see Note 1), investments in limited partnerships carried at cost and assets held in a Non-qualified Supplemental Savings Plan:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

	(in thousands)
Equity Securities:
September 30, 2006	$19,413	$122,490	$(115)	$141,788
September 30, 2005	$30,937	$94,000	$—	$124,937

On an on-going basis, the Company evaluates the marketable equity securities to determine if a decline in fair market is other-than-temporary. If a decline in fair market value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis established. In determining if an unrealized loss is other-than-temporary, the Company considers how long the market value of the investment has been below cost, how significant the decline in value is as a percentage of the original cost and the market in general and analyst recommendations. At September 30, 2006, one marketable equity security had a fair market value of $1.5 million which was less than the recorded cost. The security had been in a continuous loss position for approximately four months. The Company did not consider this unrealized loss to be other-than-temporary and, subsequent to year-end, the fair market value of the one equity security exceeded the cost basis.

During the years ended September 30, 2006, 2005, and 2004, marketable equity available-for-sale securities with a fair value at the date of sale of $28.2 million, $46.7 million, and $30.9 million, respectively, were sold. For the same years, the gross realized gains on such sales of available-for-sale securities totaled $19.8 million, $27.0 million, and $22.8 million, respectively, and the gross realized losses totaled $7 thousand in fiscal 2004. In fiscal 2006 and 2004, the Company had $0.1 million in gains related to non-monetary transactions.

The investments in the limited partnerships carried at cost were approximately $12.4 million and $3.0 million at September 30, 2006 and 2005, respectively. The estimated fair value exceeded the cost of investments at September 30, 2006 and 2005 and, as such, the investments were not impaired.

The assets held in a Non-qualified Supplemental Savings Plan are valued at fair market which totaled $5.9 million and $7.0 million at September 30, 2006 and 2005, respectively.

The carrying amount of cash and cash equivalents approximates fair value due to the short maturity of those investments.

At September 30, 2006, the Company's short-term investments consisted primarily of auction rate securities which are classified as available-for-sale. The interest or dividend rates on the Company's auction rate securities are generally reset every 7 to 49 days through an auction process, thus limiting the Company's exposure to interest rate risk. Interest and dividends are paid on these securities at the end of each reset period. At September 30, 2006, all of the auction rate securities were U.S. state and local municipal securities due within one year. The Company's auction rate securities are reported on the balance sheet at fair value. There were no unrealized gains or losses for 2006.

The Company sold $91.6 million in auction rate securities during the year ended September 30, 2006 with no realized gains or losses. Interest and dividends related to these investments are included in interest and dividend income on the Company's Consolidated Statements of Income.

The carrying value of other assets, accrued liabilities and other liabilities approximated fair value at September 30, 2006 and 2005.

NOTE 9 ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The table below presents changes in the components of accumulated other comprehensive income (loss).

	Unrealized Appreciation (Depreciation) on Securities	Interest Rate Swap	Minimum Pension Liability	Total

	(in thousands)
Balance at September 30, 2003	$39,851	$(72)	$(6,111)	$33,668

2004 Change:
Pre-income tax amount	31,420	—	(1,951)	29,469
Income tax provision	(11,940)	—	742	(11,198)
Amortization of swap (net of $45 income tax benefit)	—	72	—	72
Realized gains in net income (net of $9,659 income tax)	(15,759)		—	(15,759)

	3,721	72	(1,209)	2,584

Balance at September 30, 2004	43,572	—	(7,320)	36,252

2005 Change:
Pre-income tax amount	24,588	—	(5,510)	19,078
Income tax provision	(9,343)	—	2,094	(7,249)
Realized gains in net income (net of $328 income tax)	(537)			(537)

	14,708	—	(3,416)	11,292

Balance at September 30, 2005	58,280	—	(10,736)	47,544

2006 Change:
Pre-income tax amount	48,240	—	7,275	55,515
Income tax provision	(18,331)	—	(2,765)	(21,096)
Realized gains in net income (net of $7,548 income tax)	(12,318)			(12,318)

	17,591	—	4,510	22,101

Balance at September 30, 2006	$75,871	$—	$(6,226)	$69,645

NOTE 10 EMPLOYEE BENEFIT PLANS

The Company maintains a noncontributory defined pension plan for substantially all U.S. employees who meet certain age and service requirements. In July 2003, the Company revised the Helmerich & Payne, Inc. Employee Retirement Plan ("Pension Plan") to close the Pension Plan to new participants effective October 1, 2003, and reduce benefit accruals for current participants through September 30, 2006, at which time benefit accruals were discontinued and the Pension Plan frozen.

The following table and other information in this footnote provide information at September 30 as to the Company sponsored domestic defined pension plan as required by SFAS No. 132 (Revised 2003), "Employers' Disclosures About Pensions and Other Postretirement Benefits".

Change in benefit obligation:

Years Ended September 30,	2006	2005
	(in thousands)
Benefit obligation at beginning of year	$90,217	$82,222
Service cost	4,713	3,480
Interest cost	4,841	4,617
Actuarial (gain) loss	(5,903)	3,408
Benefits paid	(6,199)	(3,510)

Benefit obligation at end of year	$87,669	$90,217

Change in plan assets:

Years Ended September 30,	2006	2005
	(in thousands)
Fair value of plan assets at beginning of year	$62,955	$56,650
Actual gain on plan assets	5,575	7,565
Employer contribution	4,421	2,250
Benefits paid	(6,199)	(3,510)

Fair value of plan assets at end of year	$66,752	$62,955

Funded status of the plan	$(20,917)	$(27,262)
Unrecognized net actuarial loss	10,028	17,445
Unrecognized prior service cost	1	1
Accumulated other comprehensive loss (before tax)	(10,042)	(17,317)

Accrued benefit cost	$(20,930)	$(27,133)

Weighted-average assumptions:

Years Ended September 30,	2006	2005	2004
Discount rate	5.75%	5.50%	5.75%
Expected return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	5.00%	5.00%	5.00%

The Company does not anticipate funding the Pension Plan in fiscal 2007 will be required. However, the Company can choose to make discretionary contributions to fund distributions in lieu of liquidating pension assets. During fiscal 2006, the Company elected to fund $4.4 million. The Company estimates contributing $3.0 million in fiscal 2007. Subsequent to year end, the Company has contributed $0.3 million to the Pension Plan.

Components of net periodic pension expense:

Years Ended September 30,	2006	2005	2004
	(in thousands)
Service cost	$4,713	$3,480	$3,943
Interest cost	4,841	4,617	4,403
Expected return on plan assets	(4,936)	(4,378)	(4,232)
Amortization of prior service cost	(1)	—	19
Recognized net actuarial loss	876	987	761

Net pension expense	$5,493	$4,706	$4,894

The following table reflects the expected benefits to be paid from the Pension Plan in each of the next five fiscal years, and in the aggregate for the five years thereafter.

Years Ended September 30,
2007	2008	2009	2010	2011	2012-2016	Total
(in thousands)
$3,075	$3,328	$3,602	$3,769	$3,947	$24,010	$41,731

Included in the Pension Plan is an unfunded supplemental executive retirement plan.

The accumulated benefit obligation for the defined Pension Plan was $87.7 million, $90.1 million and $75.7 million at September 30, 2006, 2005, and 2004, respectively.

The Company evaluates the Pension Plan to determine whether any additional minimum liability is required. As a result of changes in the interest rates, an adjustment to the minimum pension liability was required. The adjustment to the liability is recorded as a charge to accumulated other comprehensive loss, net of tax, in shareholders' equity in the consolidated balance sheets.

INVESTMENT STRATEGY AND ASSET ALLOCATION

The Company's investment policy and strategies are established with a long-term view in mind. The investment strategy is intended to help pay the cost of the Plan while providing adequate security to meet the benefits promised under the Plan. The Company maintains a diversified asset mix to minimize the risk of a material loss to the portfolio value that might occur from devaluation of any one investment. In determining the appropriate asset mix, the Company's financial strength and ability to fund potential shortfalls are considered.

The expected long-term rate of return on plan assets is based on historical and projected rates of return for current and planned asset classes in the Plans' investment portfolio after analyzing historical experience and future expectations of the return and volatility of various asset classes.

The target allocation for 2007 and the asset allocation for the domestic Pension Plan at the end of fiscal 2006 and 2005, by asset category, follows:

	Target Allocation	Percentage of Plan Assets At September 30,
Asset Category	2007	2006	2005
U.S. equities	56%	60%	58%
International equities	14	17	16
Fixed income	25	22	24
Real estate and other	5	1	2

Total	100%	100%	100%

The fair value of plan assets was $66.8 million and $63.0 million at September 30, 2006 and 2005, respectively, and the expected long-term rate of return on these plan assets was 8 percent in 2006 and 2005.

DEFINED CONTRIBUTION PLAN

Substantially all employees on the United States payroll of the Company may elect to participate in the Company sponsored 401(k)/Thrift Plan by contributing a portion of their earnings. The Company contributes amounts equal to 100 percent of the first 5 percent of the participant's compensation subject to certain limitations. Expensed Company contributions were $8.4 million, $6.1 million, and $5.6 million in 2006, 2005, and 2004, respectively.

FOREIGN PLAN

The Company maintains an unfunded pension plan in one of the international subsidiaries. Pension expense was approximately $0.4 million, $0.3 million and $0.2 million in 2006, 2005 and 2004, respectively. The pension liability at September 30, 2006 and 2005 was $3.6 million and $3.4 million, respectively.

NOTE 11 SUPPLEMENTAL BALANCE SHEET INFORMATION

The following reflects the activity in the Company's reserve for bad debt for 2006, 2005 and 2004:

September 30,	2006	2005	2004
	(in thousands)
Reserve for bad debt:
Balance at October 1,	$1,791	$1,265	$1,319
Provision for bad debt	250	530	15
Write-off of bad debt	(34)	(4)	(69)

Balance at September 30,	$2,007	$1,791	$1,265

Accounts receivable, prepaid expenses, and accrued liabilities at September 30 consist of the following:

September 30,	2006	2005
	(in thousands)
Accounts receivable, net of reserve:
Trade receivables	$283,386	$162,646
Investment sales receivables	6,093	—

	$289,479	$162,646

Prepaid expenses and other:
Prepaid value added tax	$2,597	$5,960
Restricted cash	2,273	2,195
Income tax asset	—	2,080
Prepaid insurance	2,432	1,949
Deferred mobilization	2,907	654
Other	5,910	5,095

	$16,119	$17,933

Accrued liabilities:
Taxes payable – operations	$21,316	$10,263
Accrued income taxes	24,991	—
Workers' compensation liabilities	2,371	3,830
Payroll and employee benefits	30,124	20,277
Accrued operating costs	7,200	3,600
Other	11,075	6,657

	$97,077	$44,627

NOTE 12 SUPPLEMENTAL CASH FLOW INFORMATION

Years Ended September 30,	2006	2005	2004
	(in thousands)
Cash payments:
Interest paid, net of amounts capitalized	$6,644	$12,707	$12,653
Income taxes paid	$109,857	$29,715	$7,010

Capital expenditures on the Consolidated Statements of Cash Flows for the years ended September 30, 2006, 2005 and 2004, does not include additions which have been incurred but not paid for as of the end of the year. The following table reconciles total capital expenditures incurred to total capital expenditures in the Consolidated Statements of Cash Flows:

September 30,	2006	2005	2004
	(in thousands)
Capital expenditures incurred	$614,274	$95,007	$88,972
Additions incurred prior year but paid for in current year	10,351	2,149	3,389
Additions incurred but not paid for as of the end of the year	(95,720)	(10,351)	(2,149)

Capital expenditures per Consolidated Statements of Cash Flows	$528,905	$86,805	$90,212

NOTE 13 RISK FACTORS

CONCENTRATION OF CREDIT

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments, short-term investments and trade receivables. The Company places temporary cash investments with established financial institutions and invests in a diversified portfolio of highly rated, short-term money market instruments. The Company's trade receivables, primarily with established companies in the oil and gas industry, may impact credit risk as customers may be similarly affected by prolonged changes in economic and industry conditions. International sales also present various risks including governmental activities that may limit or disrupt markets and restrict the movement of funds. Most of the Company's international sales, however, are to large international or national companies. The Company performs ongoing credit evaluations of customers and does not typically require collateral in support for trade receivables. The Company provides an allowance for doubtful accounts, when necessary, to cover estimated credit losses. Such an allowance is based on management's knowledge of customer accounts. No significant credit losses have been experienced by the Company in recent history.

SELF-INSURANCE

The Company self-insures a significant portion of its expected losses under its worker's compensation, general, and automobile liability programs. Insurance coverage has been purchased for individual claims that exceed $1 million or $2 million, depending on whether a claim occurs inside or outside of the United States. The Company records estimates for incurred outstanding liabilities for worker's compensation, general liability claims and for claims that are incurred but not reported. Estimates are based on historic experience and statistical methods that the Company believes are reliable. Nonetheless, insurance estimates include certain assumptions and management judgments regarding the frequency and severity of claims, claim development, and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense that would be reported under these programs.

In 2005 the Company formed a wholly-owned captive insurance company, White Eagle Assurance Company (White Eagle), to provide a portion of the Company's property damage insurance for company-owned drilling rigs. The Company obtained 85 percent of rig property insurance from a third party insurance provider in 2006 that carried a $1.0 million deductible. The Company is self insured through White Eagle for the remaining 15 percent of rig property coverage and the $1.0 million deductible on all rig property. Additionally, the Company utilizes White Eagle to finance self insured losses within the $1.0 million per occurrence deductible under workers compensation, general, and automobile liability insurance policies for its international operations. Premiums paid to White Eagle by the drilling segments have been included in the drilling segment expenses but eliminated, along with the premium earned income, in the Consolidated Statements of Income.

CONTRACT DRILLING OPERATIONS

International drilling operations are a significant contributor to the Company's revenues and net operating income. There can be no assurance that the Company will be able to successfully conduct such operations, and a failure to do so may have an adverse effect on the Company's financial position, results of operations, and cash flows. Also, the success of the Company's international operations will be subject to numerous contingencies, some of which are beyond management's control. These contingencies include general and regional economic conditions, fluctuations in currency exchange rates, changes in international regulatory requirements and international employment issues, and the burden of complying with foreign laws.

The Company is exposed to risks of currency devaluation in Venezuela primarily as a result of bolivar receivable balances and bolivar cash balances. In Venezuela, approximately 60 percent of the Company's billings to the Venezuelan oil company, PDVSA, are in U.S. dollars and 40 percent are in the local currency, the bolivar. In January 2003, the Venezuelan government put into effect exchange controls that fixed the exchange rate at 1600 bolivares to one U.S. dollar and also prohibited the Company, as well as other companies, from converting the bolivar into U.S. dollars. On October 1, 2003, in compliance with applicable regulations, the Company submitted a request to the Venezuelan government seeking permission to convert existing bolivar balances into U.S. dollars. In January 2004, the Venezuelan government approved the conversion of bolivar cash balances to U.S. dollars and the remittance of those U.S. dollars as dividends by the Company's Venezuelan subsidiary to the U.S. based parent. The Company was able to remit $8.8 million of such dividends in January 2004. This was the first dividend remitted under the new regulation. On January 16, 2006, a dividend of $6.5 million was paid to the U.S. based parent. These dividends reduced the Company's exposure to currency devaluation in Venezuela.

On August 18, 2006, the Company made application with the Venezuelan government requesting the approval to convert bolivar cash balances to U.S. dollars. Upon approval from the Venezuelan government, the Company's Venezuelan subsidiary will remit those dollars as a dividend to its U.S. based parent, thus reducing the Company's exposure to currency devaluation. The Company anticipates the dividend to be approximately $9.3 million.

As stated above, the Company is exposed to risks of currency devaluation in Venezuela primarily as a result of bolivar receivable balances and bolivar cash balances. The exchange rate was 2150 bolivares at September 30, 2006 and 2005, respectively, and 1920 bolivares at September 30, 2004. As a result of the 12 percent devaluation of the bolivar during fiscal 2005 (from September 2004 through August 2005), the Company experienced total devaluation losses of $.6 million during that same period. Even though Venezuela continues to operate under the exchange controls in place and the Venezuelan bolivar exchange rate has remained fixed at 2150 bolivares to one U.S. dollar since the devaluation in March, 2005, the exact amount and timing of devaluation is uncertain. While the Company is unable to predict future devaluation in Venezuela, if fiscal 2007 activity levels are similar to fiscal 2006 and if a 10 percent to 20 percent devaluation would occur, the Company could experience potential currency devaluation losses ranging from approximately $1.5 million to $2.8 million.

In late August 2003, the Venezuelan state petroleum company agreed, on a go-forward basis, to pay a portion of the Company's dollar-based invoices in U.S. dollars. Were this agreement to end, the Company would revert to receiving these payments in bolivares and thus increase bolivar cash balances and exposure to devaluation.

Venezuela continues to experience significant political, economic and social instability. In the event that extended labor strikes occur or turmoil increases, the Company could experience shortages in labor and/or material and supplies necessary to operate some or all of its Venezuelan drilling rigs, thereby causing an adverse effect on the Company. The Company derives its revenue in Venezuela from Petróleos de Venezuela, S.A. (PDVSA), the Venezuelan state-owned petroleum company. At September 30, 2006, the Company had a net receivable from PDVSA of $45.4 million of which $16.2 million was 90 days old or older. At December 1, 2006, such receivable balance had increased to approximately $66 million, of which $40 million was 90 days old or older. The Company continues to communicate with PDVSA regarding the settlement of the outstanding receivables. While the collection of the receivables is difficult and time consuming due to PDVSA policies and procedures, the Company, at this time, has no reason to believe the amounts will not be paid. Historically, PDVSA payments on accounts receivable have, by traditional business measurements, been slower than that of other customers in international countries in which the Company has drilling operations. In order to establish a source of local currency to meet current obligations in Venezuela bolivares, the Company is borrowing in the form of short-term notes from two local banks in Venezuela at the market interest rates designated by the banks.

NOTE 14 COMMITMENTS AND CONTINGENCIES

COMMITMENTS

During fiscal years 2006 and 2005, the Company entered into separate drilling contracts with 16 exploration and production customers to build and operate a total of 66 new FlexRigs. Subsequent to September 30, 2006, the Company announced that agreements had been reached with three exploration and production companies to operate an additional seven new FlexRigs bringing the total of the new rigs to 73. The construction of the 73 rigs is estimated to cost $1.1 billion. Approximately $400 million was incurred in fiscal 2006 and approximately $600 million is expected to be incurred in fiscal 2007. The construction began in the third quarter of fiscal 2005 and is estimated to continue through the first quarter of fiscal 2008. During construction, rig construction costs will be recorded in construction in progress and then transferred to contract drilling equipment when the rig is placed in the field for service. Equipment, parts and supplies are ordered in advance to promote efficient construction progress. At September 30, 2006, the Company had commitments outstanding of approximately $313.2 million for the purchase of drilling equipment.

LEASES

In May 2003, the Company signed a six-year lease for approximately 114,000 square feet of office space near downtown Tulsa, Oklahoma. The lease agreement contains rent escalation clauses, which have been included in the future minimum lease payments below, and a renewal option. Leasehold improvements made at the inception of the lease were capitalized and are being amortized over the initial lease term. The Company also conducts certain operations in leased premises and leases telecommunication equipment. Future minimum lease payments required under noncancelable operating leases as of September 30, 2006 are as follows (in thousands):

Fiscal Year	Amount

2007	$3,694
2008	2,726
2009	1,715
2010	502
Thereafter	—

Total	$8,637

Total rent expense was $3.1 million, $2.3 million and $2.0 million for 2006, 2005 and 2004, respectively.

CONTINGENCIES

In August 2006, the Company signed an option agreement to sell two U.S. offshore rigs. The net book value of the two rigs at September 30, 2006 was approximately $4.2 million and has been classified as "Assets held for sale" in the Company's September 30, 2006 Consolidated Balance Sheet. In September 2006, the Company received $2.0 million from the optionee for exclusive rights to purchase the rigs. The $2.0 million is classified in current liabilities in the Consolidated Balance Sheet at September 30, 2006. An additional $6.0 million was received in October 2006 to exercise the extended option term. If the purchase option is exercised, the transaction will close in the second quarter of fiscal 2007.

In August 2005, the Company's Rig 201, which operates on an operator's tension-leg platform in the Gulf of Mexico, lost its entire derrick and suffered significant damage as a result of Hurricane Katrina. Pre-tax cash flow from the platform rig was approximately $5.4 million in fiscal 2005. The rig was insured at a value that approximated replacement cost to cover the net book value and any additional losses. Therefore, the Company expects to record a gain resulting from the receipt of insurance proceeds. Capital costs incurred in conjunction with rebuilding the rig are capitalized and depreciated as described in Note 1 Summary of Significant Accounting Policies. Insurance proceeds of approximately $3.0 million were received in fiscal 2006. Such proceeds approximate the net book value of equipment lost in the hurricane and therefore, no gain was recognized in fiscal 2006. The proceeds are in the Consolidated Statements of Cash Flows under investing activities. Subsequent to September 30, 2006, additional insurance proceeds of $0.3 million have been received and additional claims have been submitted. Because the rig is still under repair, the Company is unable to estimate the amount or timing of the gain.

NOTE 15 SEGMENT INFORMATION

The Company operates principally in the contract drilling industry. The Company's contract drilling business includes the following reportable operating segments: U.S. Land, U.S. Offshore, and International. The contract drilling operations consist mainly of contracting Company-owned drilling equipment primarily to major oil and gas exploration companies. The Company's primary international areas of operation include Venezuela,

Colombia, Ecuador, other South American countries and Africa. The International operations have similar services, have similar types of customers, operate in a consistent manner and have similar economic and regulatory characteristics. Therefore, the Company has aggregated its International operations into one reportable segment. The Company also has a Real Estate segment whose operations are conducted exclusively in the metropolitan area of Tulsa, Oklahoma. The key areas of operation include a shopping center and several multi-tenant warehouses. Each reportable segment is a strategic business unit which is managed separately. Other includes investments and corporate operations. Consolidated revenues and expenses reflect the elimination of all material intercompany transactions.

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

Segment operating income for all segments is a non-GAAP financial measure of the Company's performance, as it excludes general and administrative expenses, corporate depreciation, income from asset sales and other corporate income and expense. The Company considers segment operating income to be an important supplemental measure of operating performance for presenting trends in the Company's core businesses. This measure is used by the Company to facilitate period-to-period comparisons in operating performance of the Company's reportable segments in the aggregate by eliminating items that affect comparability between periods. The Company believes that segment operating income is useful to investors because it provides a means to evaluate the operating performance of the segments and the Company on an ongoing basis using criteria that are used by our internal decision makers. Additionally, it highlights operating trends and aids analytical comparisons. However, segment operating income has limitations and should not be used as an alternative to operating income or loss, a performance measure determined in accordance with GAAP, as it excludes certain costs that may affect the Company's operating performance in future periods.

Summarized financial information of the Company's reportable segments for each of the years ended September 30, 2006, 2005, and 2004 is shown in the following table:

(in thousands)	External Sales	Inter- Segment	Total Sales	Segment Operating Income (Loss)	Depreciation	Total Assets	Additions to Long-Lived Assets

2006
Contract Drilling
U.S. Land	$829,062	$—	$829,062	$351,255	$66,127	$1,356,817	$560,664
U.S. Offshore	132,580	—	132,580	27,007	11,360	110,192	18,553
International	252,792	—	252,792	57,176	19,512	311,605	31,448

	1,214,434	—	1,214,434	435,438	96,999	1,778,614	610,665
Real Estate	10,379	783	11,162	4,411	2,444	30,626	1,275

	1,224,813	783	1,225,596	439,849	99,443	1,809,240	611,940
Other	—	—	—	—	2,140	325,472	2,334
Eliminations	—	(783)	(783)	—	—	—	—

Total	$1,224,813	$—	$1,224,813	$439,849	$101,583	$2,134,712	614,274

2005
Contract Drilling
U.S. Land	$527,637	$—	$527,637	$164,657	$60,222	$809,403	$78,499
U.S. Offshore	84,921	—	84,921	17,708	10,602	95,108	1,058
International	177,480	—	177,480	18,973	20,107	239,087	12,438

	790,038	—	790,038	201,338	90,931	1,143,598	91,995
Real Estate	10,688	761	11,449	4,714	2,352	32,203	1,517

	800,726	761	801,487	206,052	93,283	1,175,801	93,512

Other	—	—	—	—	2,991	487,549	1,495
Eliminations	—	(761)	(761)	—	—	—	—

Total	$800,726	$—	$800,726	$206,052	$96,274	$1,663,350	95,007

2004:
Contract Drilling
U.S. Land	$346,015	$—	$346,015	$35,545	$56,528	$742,642	$68,680
U.S. Offshore	84,238	—	84,238	(35,628)	12,107	102,557	1,512
International	148,788	—	148,788	12,126	20,530	261,893	9,513

	579,041	—	579,041	12,043	89,165	1,107,092	79,705
Real Estate	10,015	897	10,912	3,198	2,253	33,044	3,538

	589,056	897	589,953	15,241	91,418	1,140,136	83,243
Other	—	—	—	—	3,007	266,708	5,729
Eliminations	—	(897)	(897)	—	—	—	—

Total	$589,056	$—	$589,056	$15,241	$94,425	$1,406,844	$88,972

The following table reconciles segment operating income to income before taxes and equity in income of affiliate as reported on the Consolidated Statements of Income (in thousands).

Years Ended September 30,	2006	2005	2004
Segment operating income	$439,849	$206,052	$15,241
Income from asset sales	7,492	13,550	5,377
Corporate general and administrative costs and corporate depreciation	(30,055)	(26,846)	(27,503)

Operating income (loss)	417,286	192,756	(6,885)
Other income (expense)
Interest and dividend income	9,834	5,809	1,965
Interest expense	(6,644)	(12,642)	(12,695)
Gain on sale of investment securities	19,866	26,969	25,418
Other	639	(235)	197

Total unallocated amounts	23,695	19,901	14,885

Income before income taxes and equity in income of affiliate	$440,981	$212,657	$8,000

The following table presents revenues from external customers and long-lived assets by country based on the location of service provided (in thousands).

Years Ended September 30,	2006	2005	2004
Revenues
United States	$972,021	$623,246	$440,268
Venezuela	84,594	66,824	56,297
Ecuador	88,709	60,946	43,363
Colombia	17,748	12,792	3,698
Other Foreign	61,741	36,918	45,430

Total	$1,224,813	$800,726	$589,056

Long-Lived Assets
United States	$1,284,235	$810,489	$799,207
Venezuela	83,160	84,461	85,336
Ecuador	42,859	44,250	46,809
Colombia	9,793	9,213	9,336
Other Foreign	63,087	33,552	57,986

Total	$1,483,134	$981,965	$998,674

Long-lived assets are comprised of property, plant and equipment.

Revenues from one company doing business with the contract drilling segment accounted for approximately 11.2 percent, 11.1 percent, and 11.4 percent of the total operating revenues during the years ended September 30, 2006, 2005, and 2004, respectively. Revenues from another company doing business with the contract drilling segment accounted for approximately 7.1 percent, 8.7 percent, and 11.3 percent of total operating revenues in the years ended September 30, 2006, 2005, and 2004, respectively. Collectively, the receivables from these customers were approximately $45.3 million and $29.2 million at September 30, 2006 and 2005, respectively.

NOTE 16 SUBSEQUENT EVENTS

On November 16, 2006, the Company announced three-year term contracts had been reached with three exploration and production companies to operate seven new FlexRigs. With these contracts, the Company has now committed to build 73 new FlexRigs, of which 24 had been completed as of September 30, 2006.

Subsequent to September 30, 2006, the Company sold 500,000 shares of an available-for-sale security resulting in a gain of approximately $26.2 million, $16.0 million after-tax. Proceeds from the sales were $30.2 million.

Subsequent to September 30, 2006, the Company repurchased 681,900 shares of Company common stock at an aggregate price of $15.9 million, or an average share price of $23.26 per common share.

On December 5, 2006, a cash dividend of $.045 per share was declared for shareholders of record on February 15, 2007, payable March 1, 2007.

On December 5, 2006, the Board of Directors granted 728,525 nonqualified and incentive stock options and 27,000 restricted stock awards to employees and non-employee Directors under the 2005 Long-Term Incentive Plan.

NOTE 17 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share amounts)

2006	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Operating revenues	$255,388	$290,830	$319,796	$358,799
Operating income	80,904	100,251	114,137	121,994
Net income	50,814	64,573	79,975	98,496
Basic net income per common share	.49	.62	.76	.94
Diluted net income per common share	.48	.61	.75	.93

2005	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Operating revenues	$174,679	$185,450	$207,387	$233,210
Operating income	41,735	38,557	51,421	61,043
Net income	39,310	22,350	29,825	36,121
Basic net income per common share	.39	.22	.29	.35
Diluted net income per common share	.38	.22	.28	.34

The sum of earnings per share for the four quarters may not equal the total earnings per share for the year due to changes in the average number of common shares outstanding.

The fourth quarter of fiscal 2006 includes adjustments to deferred tax accounts in certain international locations resulting in an increase of $0.12 per share, on a diluted basis.

In the first quarter of fiscal 2006, net income includes an after-tax gain on sale of available-for-sale securities of $1.7 million, $0.02 per share on a diluted basis.

In the third quarter of fiscal 2006, net income includes an after-tax gain on sale of available-for-sale securities of $5.8 million, $0.05 per share on a diluted basis.

In the fourth quarter of fiscal 2006, net income includes an after-tax gain on sale of available-for-sale securities of $4.8 million, $0.05 per share on a diluted basis.

In the first quarter of fiscal 2005, net income includes an after-tax gain on sale of available-for-sale securities of $16.0 million, $0.15 per share, on a diluted basis.

Directors	Officers

W. H. Helmerich, III
Chairman of the Board
Tulsa, Oklahoma

 Hans Helmerich
President and Chief Executive Officer
Tulsa, Oklahoma

 William L. Armstrong**(***)
President
Colorado Christian University
Lakewood, Colorado

 Glenn A. Cox*(***)
President and Chief Operating Officer, Retired
Phillips Petroleum Company
Bartlesville, Oklahoma

 George S. Dotson
Vice President, Retired
President of Helmerich & Payne
International Drilling Co.,
Retired, Tulsa, Oklahoma

 Paula Marshall**(***)
Chief Executive Officer, The Bama
Companies, Inc., Tulsa, Oklahoma

 Edward B. Rust, Jr.*(***)
Chairman and Chief Executive Officer
State Farm Mutual Automobile Insurance
Company
Bloomington, Illinois

 John D. Zeglis*(**)(***)
Chairman and Chief Executive Officer, Retired
AT&T Wireless Services, Inc.
Basking Ridge, New Jersey
W. H. Helmerich, III
Chairman of the Board

 Hans Helmerich
President and Chief Executive Officer

 Douglas E. Fears
Vice President and Chief Financial Officer

 Steven R. Mackey
Vice President, Secretary,
and General Counsel

 John W. Lindsey
Executive Vice President, Helmerich & Payne International Drilling Co.

 M. Alan Orr
Executive Vice President, Helmerich & Payne International Drilling Co.
Stockholders' Meeting
The annual meeting of stockholders will be held on March 7, 2007. A formal notice of the meeting, together with a proxy statement and form of proxy will be mailed to shareholders on or about January 26, 2007.

 Stock Exchange Listing
Helmerich & Payne, Inc. Common Stock is traded on the New York Stock Exchange with the ticker symbol "HP." The newspaper abbreviation most commonly used for financial reporting is "HelmP." Options on the Company's stock are also traded on the New York Stock Exchange.

 Stock Transfer Agent and Registrar
As of December 5, 2006, there were 758 record holders of Helmerich & Payne, Inc. common stock as listed by the transfer agent's records.

Our Transfer Agent is responsible for our shareholder records, issuance of stock certificates, and distribution of our dividends and the IRS Form 1099. Your requests, as shareholders, concerning these matters are most efficiently answered by corresponding directly with The Transfer Agent at the following address:

    UMB Bank
    Security Transfer Division
    928 Grand Blvd., 13th Floor
    Kansas City, MO 64106
    Telephone: (800) 884-4225
                        (816) 860-5000

 Available Information
Quarterly reports on Form 10-Q, earnings releases, and financial statements are made available on the investor relations section of the Company's website. Also located on the investor relations section of the Company's website are certain corporate governance documents, including the following: the charters of the committees of the Board of Directors; the Company's Corporate Governance Guidelines and Code of Business Conduct and Ethics; the Code of Ethics for Principal Executive Officer and Senior Financial Officers; certain Audit Committee Practices and a description of the means by which employees and other interested persons may communicate certain concerns to the Company's Board of Directors, including the communication of such concerns confidentially and anonymously via the Company's ethics hotline at 1-800-205-4913. Quarterly reports, earnings releases, financial statements and the various corporate governance documents are also available free of charge upon written request.

* Member, Audit Committee ** Member, Human Resources Committee *** Member, Nominating and Corporate Governance Committee	Annual CEO Certification
The annual CEO Certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual was provided to the New York Stock Exchange on or about March 23, 2006.

 Direct Inquiries To:
Investor Relations
Helmerich & Payne, Inc.
1437 South Boulder Avenue
Tulsa, Oklahoma 74119
Telephone: (918) 742-5531

Internet Address: http://www.hpinc.com

QuickLinks

  Exhibit 13