Form 10-K, Exhibit 13
period 2007-09-30
HELMERICH & PAYNE INC
filed 2007-11-28
CIK 46765

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

Helmerich & Payne, Inc.

Helmerich & Payne, Inc. is the holding Company for Helmerich & Payne International Drilling Co., an international drilling contractor with land and offshore operations in the United States, South America, and Africa. Holdings also include commercial real estate properties in the Tulsa, Oklahoma, area, and an energy-weighted portfolio of securities valued at approximately $458 million as of September 30, 2007.

FINANCIAL HIGHLIGHTS

Years Ended September 30,	2007	2006	2005
	(in thousands, except per share amounts)
Operating Revenues	$1,629,658	$1,224,813	$800,726
Net Income	449,261	293,858	127,606
Diluted Earnings per Share	4.27	2.77	1.23
Dividends Paid per Share	.1800	.1725	.165
Capital Expenditures	894,214	528,905	86,805
Total Assets	2,885,369	2,134,712	1,663,350

To the Co-owners
of Helmerich & Payne, Inc.:

        We are pleased to report the Company's third consecutive year of record setting results, particularly when this accomplishment comes a year after the cycle peaked out in terms of drilling rig market pricing in the U.S. Our strategy has never been based on cyclical highs and rig scarcity, where demand has to outstrip the available supply of drilling rigs and where customers pay more for any available rig. We have long believed that a more enduring approach is to enable the customer to achieve a lower total well cost by delivering superior service using the safest, newest, and most innovative rigs in the industry.

        Throughout this past year, we achieved an unprecedented pace of adding four rigs per month to our fleet. Perhaps 2007's most significant accomplishment is found less in the financials and more in the on-time, on-cost execution of that aggressive program. It's a credit to our people to daily deliver on the entire value chain involved: design, manufacturing, commissioning, training, and field performance. While it is fitting in these pages to recognize their dedication and contribution to the Company's accomplishment, it is a customer's endorsement of the FlexRig that, in the end, signals a buy-in to the people who stand behind the outstanding performance.

        In the coming year, we will be managing to the same challenges and opportunities we have talked about for a long time:

  •
  Deliver growth to shareholders by securing and executing on an aggressive order book.

  •
  Win the customer's trust by consistently and safely providing differentiated field results.

  •
  Take advantage of an ongoing retooling effort in an increasingly segmented industry still top-heavy with old, less capable rigs.

  •
  Expand into additional drilling markets, with more focus on expanding our international effort.

        While this is not an exhaustive list, it should be familiar to our regular readers. Perhaps most notable is what the list excludes. Namely, that we are not managing the dilemma of carrying a large percentage of old, less capable rigs, while the customer increasingly votes in favor of high efficiency rig offerings.

        Too many old legacy assets, often no longer suitable for reinvestment, force our peers into a tradeoff between market share and price discipline. That sounds like the classic prisoner's dilemma with the logical best choice being price discipline. Since, after all, the market drives demand, contractors have to fight against being reduced in a soft environment and engaging in the downward spiral of rig-on-rig price destruction. This is happening now in the U.S. land drilling market.

        Some industry observers have asked why drilling contractors are not exerting more pricing discipline in a market with historically high rig counts. One reason is that truly differentiated performance has driven a segmented marketplace. What we see from our end is existing FlexRigs that were working on the spot market in the last quarter of 2007 still commanding over $25,000 in rig revenue per day on average at 100 percent utilization, while competing rigs were aggressively cutting prices and in the end were still pushed to the sidelines.

        Take a look at this last year in terms of margins and activity by comparing the fourth quarter of fiscal 2007 to that of fiscal 2006:

  •
  Our average rig margin per day in the U.S. land market has only declined by eight percent to $12,221. This daily margin is now 40 percent greater than that of our four largest peers.

  •
  Moreover, our quarterly average number of active rigs increased by 38 percent year-over-year, while that of our four largest peers combined experienced a net reduction of 14 percent.

        We have passed the point where competitors can credibly position idle, old equipment as future operating leverage. Back to the prisoner's dilemma, the next logical exercise in discipline is to permanently remove from the market old industry rigs that are increasingly obsolete, ill-suited, and potentially unsafe in a drilling environment that is becoming more technically demanding.

        All of this reinforces our confidence in a retooling theme that continues to provide us attractive opportunities going forward. The new order for six FlexRigs that we announced this month provides further confirmation that even in a softer market, the customer is supporting the Company's value proposition.

Sincerely,
Hans Helmerich President

November 28, 2007

Financial & Operating Review

Years Ended September 30,	2007	2006	2005

SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME*†
Operating Revenues	$1,629,658	$1,224,813	$800,726
Operating Costs, excluding depreciation	862,254	661,563	484,231
Depreciation**	146,042	101,583	96,274
General and Administrative Expense	47,401	51,873	41,015
Operating Income (loss)	632,319	417,286	192,756
Interest and Dividend Income	4,234	9,834	5,809
Gain on Sale of Investment Securities	65,458	19,866	26,969
Interest Expense	10,126	6,644	12,642
Income from Continuing Operations	449,261	293,858	127,606
Net Income	449,261	293,858	127,606
Diluted Earnings Per Common Share:
Income from Continuing Operations	4.27	2.77	1.23
Net Income	4.27	2.77	1.23

*$000's omitted, except per share data †All data excludes discontinued operations except net income. **2004 includes an asset impairment of $51,516 and depreciation of $94,425
SUMMARY FINANCIAL DATA*
Cash**	$89,215	$33,853	$288,752
Working Capital**	272,352	164,143	410,316
Investments	223,360	218,309	178,452
Property, Plant, and Equipment, Net**	2,152,616	1,483,134	981,965
Total Assets	2,885,369	2,134,712	1,663,350
Long-term Debt	445,000	175,000	200,000
Shareholders' Equity	1,815,516	1,381,892	1,079,238
Capital Expenditures	894,214	528,905	86,805
*$000's omitted **Excludes discontinued operations.
RIG FLEET SUMMARY
Drilling Rigs –
U. S. Land – FlexRigs	118	73	50
U. S. Land – Highly Mobile	12	12	12
U. S. Land – Conventional	27	28	29
Offshore Platform	9	9	11
International Land	27	27	26

Total Rig Fleet	193	149	128
Rig Utilization Percentage –
U. S. Land – FlexRigs	100	100	100
U. S. Land – Highly Mobile	93	100	99
U. S. Land – Conventional	87	95	82
U. S. Land – All Rigs	97	99	94
Offshore Platform	65	69	53
International Land	90	90	77

2004	2003	2002	2001	2000	1999	1998	1997

$589,056	$504,223	$523,418	$528,187	$383,898	$430,475	$476,750	$351,710
417,716	346,259	362,133	331,063	249,318	288,969	321,798	227,921
145,941	82,513	61,447	49,532	77,317	70,092	58,187	48,291
37,661	41,003	36,563	28,180	23,306	24,629	21,299	15,636
(6,885)	38,137	64,667	123,613	34,826	49,024	78,077	61,740
1,965	2,467	3,624	9,128	18,215	4,830	5,942	6,740
25,418	5,529	24,820	1,189	13,295	2,547	38,421	4,697
12,695	12,289	980	1,701	2,730	5,389	336	34
4,359	17,873	53,706	80,467	36,470	32,115	80,790	48,801
4,359	17,873	63,517	144,254	82,300	42,788	101,154	84,186

.04	.18	.53	.79	.36	.32	.80	.48
.04	.18	.63	1.42	.82	.43	1.00	.83

$65,296	$38,189	$46,883	$128,826	$107,632	$21,758	$24,476	$27,963
185,427	110,848	105,852	223,980	179,884	82,893	49,179	65,802
161,532	158,770	150,175	203,271	307,425	240,891	200,400	323,510
998,674	1,058,205	897,445	650,051	526,723	553,769	548,555	392,489
1,406,844	1,417,770	1,227,313	1,300,121	1,200,854	1,073,465	1,053,200	987,432
200,000	200,000	100,000	50,000	50,000	50,000	50,000	—
914,110	917,251	895,170	1,026,477	955,703	848,109	793,148	780,580
90,212	242,912	312,064	184,668	65,820	78,357	217,597	114,626

48	43	26	13	6	6	6	—
11	11	11	11	10	11	7	7
28	29	29	25	22	23	23	22
11	12	12	10	10	10	10	9
32	32	33	37	40	39	44	39

130	127	111	96	88	89	90	77

99	97	96	100	99	79	100	—
91	89	97	89	95	90	100	100
67	58	70	99	77	61	92	99
87	81	84	97	85	69	94	99
48	51	83	98	94	95	99	63
54	39	51	56	47	53	88	91

Management's Discussion & Analysis of Financial Condition and Results of Operations

Helmerich & Payne, Inc.

RISK FACTORS AND FORWARD-LOOKING STATEMENTS

The following discussion should be read in conjunction with the Consolidated Financial Statements and related notes included elsewhere herein. The Company's future operating results may be affected by various trends and factors, which are beyond the Company's control. These include, among other factors, fluctuations in oil and natural gas prices, unexpected expiration or termination of drilling contracts, currency exchange gains and losses, changes in general economic conditions, rapid or unexpected changes in technologies, risks of foreign operations, uninsured risks, and uncertain business conditions that affect the Company's businesses. Accordingly, past results and trends should not be used by investors to anticipate future results or trends.

With the exception of historical information, the matters discussed in Management's Discussion & Analysis of Financial Condition and Results of Operations include forward-looking statements. These forward-looking statements are based on various assumptions. The Company cautions that, while it believes such assumptions to be reasonable and makes them in good faith, assumed facts almost always vary from actual results. The differences between assumed facts and actual results can be material. The Company is including this cautionary statement to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by, or on behalf of, the Company. The factors identified in this cautionary statement and those factors discussed under Risk Factors beginning on page 7 of the Company's Annual Report on Form 10-K are important factors (but not necessarily all important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company. The Company undertakes no duty to update or revise its forward-looking statements based on changes of internal estimates or expectations or otherwise.

EXECUTIVE SUMMARY

Helmerich & Payne, Inc. is primarily a contract drilling company which owned and operated a total of 193 drilling rigs at September 30, 2007. The Company's contract drilling segments include the U.S. Land segment in which the Company owned 157 rigs, the Offshore segment in which the Company owned 9 offshore platform rigs, and the International Land segment in which the Company owned 27 rigs at fiscal year end. Although crude oil prices surged in 2007 and natural gas prices remained strong, the market has experienced an influx of both new and refurbished drilling rigs causing excess capacity. This excess has put pressures on the pricing in the market and is seen in the 2007 utilization percentages. However, with the Company's emphasis on FlexRig technology and service to the customer, the response from customers is positive and the demand for the Company's drilling rigs remains strong. In 2007, the Company reported strong financial performance including record revenue and net income.

RESULTS OF OPERATIONS

All per share amounts included in the Results of Operations discussion are stated on a diluted basis. All prior period common stock and applicable share and per share amounts have been retroactively adjusted to reflect a 2-for-1 split of the Company's common stock effective June 26, 2006. The Company's net income for 2007 was $449.3 million ($4.27 per share), compared with $293.9 million ($2.77 per share) for 2006 and $127.6 million ($1.23 per share) for 2005. Included in the Company's net income were after-tax gains from the sale of investment securities of $40.2 million ($0.38 per share) in 2007, $12.3 million ($0.12 per share) in 2006, and $16.4 million ($0.16 per share) in 2005. Net income also includes after-tax gains from the sale of assets of $26.5 million ($0.25 per share) in 2007, $4.8 million ($0.04 per share) in 2006 and $8.7 million ($0.08 per share) in 2005. Included in net income in 2007 is an after-tax gain of $10.6 million ($0.10 per share) from involuntary conversion of long-lived assets that sustained significant damage as a result of Hurricane Katrina in 2005. Also included in net income is the Company's portion of income from its equity affiliate, Atwood Oceanics, Inc. From the equity affiliate, the Company recorded net income of $0.09 per share in 2007, $0.07 per share in 2006 and $0.02 per share in 2005.

Consolidated operating revenues were $1,629.7 million in 2007, $1,224.8 million in 2006, and $800.7 million in 2005. Over the three-year period, U.S. land revenues increased due to the addition of FlexRigs combined with significant increases in dayrates during 2006. The average number of U.S. land rigs available was 134 rigs in 2007, 96 rigs in 2006 and 90 rigs in 2005. U.S. land rig utilization for the Company was 97 percent in 2007, 99 percent in 2006 and 94 percent in 2005. Revenue in the Offshore segment decreased in 2007 after increasing in 2006 and 2005. The demand for offshore rigs increased in the Gulf of Mexico after the hurricanes in 2005. Rig utilization for offshore rigs decreased to 65 percent in 2007 compared to 69 percent in 2006 and 53 percent in 2005. International rig revenues increased from 2005 to 2007, due to increases in dayrates as rig utilizations remained steady at 90 percent in 2007 and 2006, up from 77 percent in 2005.

Gains from the sale of investment securities were $65.5 million in 2007, $19.9 million in 2006, and $27.0 million in 2005. Interest and dividend income decreased to $4.2 million in 2007 from $9.8 million in 2006 and $5.8 million in 2005. The increase from 2005 to 2006 was due to increased cash positions from the sale of equity securities, the sale of two U.S. land rigs in 2005 and increased cash flow. In late 2005 and through part of 2007, the Company's cash position decreased as new FlexRigs were constructed.

Direct operating costs in 2007 were $862.3 million or 53 percent of operating revenues, compared with $661.6 million or 54 percent of operating revenues in 2006, and $484.2 million or 60 percent of operating revenues in 2005. The 2007 and 2006 expense to revenue percentage decrease from 2005 was primarily due to higher U.S. land revenue resulting from higher dayrates and increased activity.

Depreciation expense was $146.0 million in 2007, $101.6 million in 2006 and $96.3 million in 2005. Depreciation expense increased over the three-year period as the Company placed into service 5 new rigs in 2004, 20 new rigs in 2006 and 45 in 2007. The Company anticipates 2008 depreciation expense to increase from 2007 as the rigs currently under construction are placed into service. (See Liquidity and Capital Resources.)

Each year, management performs an analysis of the industry market conditions in each drilling segment. Based on this analysis, management determines if an impairment is required. In 2007, 2006 and 2005, no impairment was recorded.

General and administrative expenses totaled $47.4 million in 2007, $51.9 million in 2006, and $41.0 million in 2005. The increases in

2007 and 2006 from 2005 were primarily due to recording stock-based compensation related to the adoption of SFAS 123(R) "Share-Based Payment" and the Company accelerating the vesting of share options held by a senior executive who retired. The affect of recording stock-based compensation is as follows:

	2007	2006	2005
	(in thousands)
Other general and administrative expenses	$40,391	$42,121	$41,015
Stock-based compensation	7,010	6,941	—
Acceleration of share options	—	2,811	—

Total	$47,401	$51,873	$41,015

The decrease in other general and administrative expenses from 2006 to 2007 is partly attributable to pension expense decreasing $5.6 million from 2006. The Pension Plan was frozen and benefit accruals were discontinued effective September 30, 2006, thus reducing the service cost of the Plan. This decrease is partially offset by increases in employee labor, benefits and operating costs associated with the number of employees increasing in 2007. The increase from 2005 to 2006 was the result of increases in expenses associated with employee benefits due to increases in the number of employees.

Interest expense was $10.1 million in 2007, $6.6 million in 2006, and $12.6 million in 2005. The interest expense is primarily attributable to the fixed-rate intermediate debt outstanding in each year and advances on the senior credit facility in 2007. Capitalized interest was $9.4 million, $6.1 million and $0.3 million in 2007, 2006 and 2005, respectively. The increase in capitalized interest in 2006 and 2007 is attributable to the rig build program.

The provision for income taxes totaled $251.0 million in 2007, $154.4 million in 2006, and $87.5 million in 2005. Effective income tax rates were 36 percent in 2007, 35 percent in 2006, and 41 percent in 2005. Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Recoverability of any tax assets are evaluated and necessary allowances are provided. The carrying value of the net deferred tax assets assumes, based on estimates and assumptions, that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions to realize the benefits of such assets. If these estimates and related assumptions change in the future, additional valuation allowances will be recorded against the deferred tax assets resulting in additional income tax expense in the future. (See Note 3 of the Consolidated Financial Statements for additional income tax disclosures.)

The following tables summarize operations by reportable operating segment. The Offshore and International Land segments for 2006 and 2005 have been restated to reflect a change made to the reportable operating segments in the fourth fiscal quarter of 2007. This change, along with a detailed description of segment operating income, is described more fully in Note 15 to the Consolidated Financial Statements.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	2007	2006	% Change
U.S. LAND OPERATIONS	(in thousands, except operating statistics)
Operating revenues	$1,174,956	$829,062	41.7%
Direct operating expenses	587,825	398,873	47.4
General and administrative expense	14,024	12,807	9.5
Depreciation	106,107	66,127	60.5

Segment operating income	$467,000	$351,255	33.0

Operating Statistics:
Revenue days	47,338	34,414	37.6%
Average rig revenue per day	$23,573	$ 22,751	3.6
Average rig expense per day	$11,170	$ 10,250	9.0
Average rig margin per day	$12,403	$ 12,501	(0.8)
Number of owned rigs at end of period	157	113	38.9
Rig utilization	97%	99%	(2.0)

Operating statistics for per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses.
Rig utilization excludes one FlexRig completed and ready for delivery at September 30, 2007 and three FlexRigs completed and ready for delivery at September 30, 2006.

The Company's U.S. Land segment operating income increased to $467.0 million in 2007 from $351.3 million in 2006. Improvement in revenue is primarily the result of increased revenue days as the increasing dayrates experienced during 2006 declined or flattened during 2007. Rig utilization decreased to 97 percent in 2007 from 99 percent in 2006. The decrease in rig utilization is primarily due to six conventional rigs being stacked by fiscal year-end. The stacked rigs target a deeper well market that softened during the last half of 2007. Average rig expense per day increased 9.0 percent as the demand for rig personnel and services continued to create cost pressures. The total number of rigs owned at September 30, 2007 was 157 compared to 113 rigs at September 30, 2006. The increase is due to 45 new FlexRigs completed and placed into service, one rig completed and ready for delivery, the sale of one conventional rig in June 2007 and the loss of one rig in a well blowout fire in

August 2007. Depreciation in 2007 increased 60.5 percent from 2006 due to the increase in available rigs.

During 2007, 2006 and 2005, the Company announced plans to build 77 new FlexRigs for 19 exploration and production companies. Subsequent to September 30, 2007, the Company announced that an agreement had been reached with an exploration and production company to operate an additional six new FlexRigs bringing the total of the new rigs to 83. Each new rig will be operated by the Company under a minimum three-year fixed term contract. The drilling services will be performed on a daywork contract basis. During 2007, the U.S. Land segment had 48 new FlexRigs placed into service, three of which were completed at the end of fiscal 2006, and one rig was completed and ready for delivery as of September 30, 2007. In 2006, 20 new FlexRigs were placed into service. The remaining rigs are expected to be delivered by the end of the third fiscal quarter of 2008. As a result of the new FlexRigs, the Company anticipates depreciation expense to increase in fiscal 2008.

During the fourth quarter of fiscal 2007, the Company's Rig 178 was lost when the well it was drilling had a blowout. The rig was insured at a value that approximated replacement cost and therefore the Company expects to record a gain resulting from the receipt of insurance proceeds. Subsequent to September 30, 2007, gross insurance proceeds of approximately $8.5 million were received and a gain of approximately $4.8 million was recorded. The Company anticipates settling the insurance claim before the end of the second fiscal quarter of 2008 and expects to receive additional insurance proceeds of less than $0.5 million.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	2007	2006	% Change
OFFSHORE OPERATIONS	(in thousands, except operating statistics)
Operating revenues	$123,148	$154,543	(20.3)%
Direct operating expenses	85,556	105,133	(18.6)
General and administrative expense	4,824	6,144	(21.5)
Depreciation	10,687	11,401	(6.3)

Segment operating income	$ 22,081	$ 31,865	(30.7)

Operating Statistics:
Revenue days	2,141	2,743	(21.9)%
Average rig revenue per day	$ 34,469	$ 38,728	(11.0)
Average rig expense per day	$ 21,564	$ 24,041	(10.3)
Average rig margin per day	$ 12,905	$ 14,687	(12.1)
Number of owned rigs at end of period	9	9	—
Rig utilization	65%	69%	(0.6)

Operating statistics of per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses and exclude the effects of offshore platform management contracts and currency revaluation expense.

Segment operating income in the Company's Offshore segment decreased 30.7 percent from 2006 to 2007. Operator decisions to go on standby caused revenue and expenses to decline after the segment experienced increased activity in 2006 following the hurricanes in 2005.

Currently, the Company has five of its nine platform rigs working and two in negotiations for work that, if contracted, would start in 2008. One rig is currently in the yard undergoing capital improvement and is expected to return to work with a contract in the second fiscal quarter of 2009. The ninth rig is currently being transported and is expected to start operations in Trinidad during the second fiscal quarter of 2008.

During the fourth fiscal quarter of 2006, the Company signed an option agreement to sell two offshore rigs that were idle. The purchase option was exercised and the transaction completed in the second fiscal quarter of 2007. The two rigs were classified as assets held for sale in the Company's Consolidated Financial Statements and, as such, excluded from the number of owned rigs at the end of fiscal 2006.

During the fourth quarter of fiscal 2005, the Company's Rig 201 was damaged by Hurricane Katrina. The rig was removed from service in the fourth fiscal quarter of 2005 until the fourth fiscal quarter of 2007, when it returned to service. The rig was insured at a value that approximated replacement cost. At September 30, 2006, the Company had received insurance proceeds of approximately $3.0 million which approximated the net book value of equipment lost in the hurricane. Therefore, no gain was recognized in 2006. In fiscal 2007, insurance proceeds of approximately $16.3 million were received resulting in a gain of approximately $16.7 million. Capital costs to rebuild the rig were capitalized and are being depreciated in accordance with the accounting policy described in Critical Accounting Policies and Estimates. Additional claims have been submitted and future proceeds will be recorded as gain from involuntary conversion. The Company expects to settle this claim in 2008 and estimates additional proceeds to range from $5 million to $10 million.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	2007	2006	% Change
INTERNATIONAL LAND OPERATIONS	(in thousands, except operating statistics)
Operating revenues	$320,283	$230,829	38.8%
Direct operating expenses	188,086	155,766	20.7
General and administrative expense	3,236	3,274	(1.2)
Depreciation	23,782	19,471	22.1

Segment operating income	$105,179	$ 52,318	101.0

Operating Statistics:
Revenue days	8,886	8,812	0.8%
Average rig revenue per day	$ 31,465	$ 23,404	34.4
Average rig expense per day	$ 16,708	$ 14,806	12.8
Average rig margin per day	$ 14,757	$ 8,598	71.6
Number of owned rigs at end of period	27	27	—
Rig utilization	90%	90%	—

Operating statistics of per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses and exclude the effects of currency revaluation expense.

Segment operating income for the Company's International Land segment increased 101.0 percent from 2006 to 2007 due to dayrate increases in several foreign markets with the most significant increase occurring in Venezuela. Segment operating income also benefited from a new FlexRig being added to the international fleet at the end of fiscal 2006. Rig utilization for international land operations averaged 90 percent in both 2007 and 2006. Direct operating expenses increased in 2007 primarily due to inflationary pressures in the oil service sector and contractual cost increases.

The Ecuadorian government continues to negotiate with the Company's customers to resolve contract disputes created by a recent government decree. The decree modified the original contracts for splitting profits on oil production. If this continues without resolution, the Company anticipates that up to seven rigs could become idle in Ecuador in the second quarter of fiscal 2008. Should this situation occur, the Company, at this time, is unable to predict the length of time that the rigs would remain idle.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	2007	2006	% Change
REAL ESTATE	(in thousands)
Operating revenues	$11,271	$10,379	8.6%
Direct operating expenses	3,808	3,524	8.1
Depreciation	2,456	2,444	0.5

Segment operating income	$ 5,007	$ 4,411	13.5

Segment operating income in the Company's Real Estate segment increased 13.5 percent from 2006 to 2007. The segment experienced increases in revenues as average occupancy rates increased.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2006 AND 2005

	2006	2005	% Change
U.S. LAND OPERATIONS	(in thousands, except operating statistics)
Operating revenues	$829,062	$527,637	57.1%
Direct operating expenses	398,873	294,164	35.6
General and administrative expense	12,807	8,594	49.0
Depreciation	66,127	60,222	9.8

Segment operating income	$351,255	$164,657	113.3

Operating Statistics:
Revenue days	34,414	30,968	11.1%
Average rig revenue per day	$ 22,751	$ 15,941	42.7
Average rig expense per day	$ 10,250	$ 8,403	22.0
Average rig margin per day	$ 12,501	$ 7,538	65.8
Number of owned rigs at end of period	113	91	24.2
Rig utilization	99%	94%	5.3

Operating statistics for per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses.
Rig utilization excludes three FlexRigs completed and ready for delivery at September 30, 2006.

The Company's U.S. Land segment operating income increased to $351.3 million in 2006 from $164.7 million in 2005. As crude oil and natural gas prices reached historically high levels, increases in

U.S. land rig activity and higher dayrates experienced during 2005 continued in 2006 resulting in improvements in revenue and margin per day. Rig utilization increased to 99 percent in 2006 from 94 percent in 2005. Average rig expense per day increased 22 percent as the energy industry experienced increased demand for materials, supplies and labor. The total number of rigs owned at September 30, 2006 was 113 compared to 91 rigs at September 30, 2005. The increase is due to 20 new FlexRigs placed into service, three FlexRigs completed and ready for delivery and the sale of one conventional rig in March 2006. Depreciation in 2006 increased 9.8 percent from 2005 due to the increase in available rigs.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2006 AND 2005

	2006	2005	% Change
OFFSHORE OPERATIONS	(in thousands, except operating statistics)
Operating revenues	$154,543	$106,296	45.4%
Direct operating expenses	105,133	69,664	50.9
General and administrative expense	6,144	3,980	54.4
Depreciation	11,401	10,639	7.2

Segment operating income	$ 31,865	$ 22,013	44.8

Operating Statistics:
Revenue days	2,743	2,122	29.3%
Average rig revenue per day	$ 38,728	$ 29,228	32.5
Average rig expense per day	$ 24,041	$ 15,967	50.6
Average rig margin per day	$ 14,687	$ 13,261	10.8
Number of owned rigs at end of period	9	11	(18.2)
Rig utilization	69%	53%	30.2

Operating statistics of per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses and exclude the effects of offshore platform management contracts and currency revaluation expense.

Segment operating income in the Company's Offshore segment increased 44.8 percent from 2005 to 2006. An increase in the demand for offshore rigs in the Gulf of Mexico after the hurricanes in 2005 contributed to increases in activity days and rig utilization.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2006 AND 2005

	2006	2005	% Change
INTERNATIONAL LAND OPERATIONS	(in thousands, except operating statistics)
Operating revenues	$230,829	$156,105	47.9%
Direct operating expenses	155,766	118,959	30.9
General and administrative expense	3,274	2,408	36.0
Depreciation	19,471	20,070	(3.0)

Segment operating income	$ 52,318	$ 14,668	256.7

Operating Statistics:
Revenue days	8,812	7,491	17.6%
Average rig revenue per day	$ 23,404	$ 19,332	21.1
Average rig expense per day	$ 14,806	$ 14,039	5.5
Average rig margin per day	$ 8,598	$ 5,293	62.4
Number of owned rigs at end of period	27	26	3.8
Rig utilization	90%	77%	16.9

Operating statistics of per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses and exclude the effects of currency revaluation expense.

Segment operating income for the Company's International Land segment increased 256.7 percent from 2005 to 2006 due to higher rig activity and dayrates. Rig utilization for international land operations averaged 90 percent in 2006, compared with 77 percent in 2005. During 2006, one new FlexRig was added to the international land rig fleet.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2006 AND 2005

	2006	2005	% Change
REAL ESTATE	(in thousands)
Operating revenues	$10,379	$10,688	(2.9)%
Direct operating expenses	3,524	3,622	(2.7)
Depreciation	2,444	2,352	3.9

Segment operating income	$ 4,411	$ 4,714	(6.4)

Segment operating income in the Company's Real Estate segment decreased 6.4 percent from 2005 to 2006. The segment experienced decreases in reimbursements associated with property taxes and increases in depreciation due to capital expenditures for leasehold and building improvements.

LIQUIDITY AND CAPITAL RESOURCES

The Company's capital spending was $894.2 million in 2007, $528.9 million in 2006, and $86.8 million in 2005. Net cash provided from operating activities for those same periods was $561.1 million in 2007, $296.4 million in 2006 and $212.2 million in 2005. The Company's 2008 capital spending estimate is approximately $375 million, a decrease from the budgeted $750 million in 2007, due to completing construction of currently contracted new FlexRigs. Construction of the contracted new FlexRigs is expected to be completed by the end of the third fiscal quarter of 2008.

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

The following table reconciles purchases of portfolio securities to purchases of investments shown in the Consolidated Statements of Cash Flows in the Company's Consolidated Financial Statements:

	2007	2006	2005
	(in thousands)
Purchase of portfolio securities	$—	$8,592	$3,000
Purchase of short-term investments	—	139,848	2,000

Purchase of investments	$—	$148,440	$5,000

The Company manages a portfolio of marketable securities that, at the close of 2007, had a market value of $457.5 million. The Company's investments in Atwood Oceanics, Inc. ("Atwood") and Schlumberger, Ltd. made up 93 percent of the portfolio's market value on September 30, 2007. The value of the portfolio is subject to fluctuation in the market and may vary considerably over time. Excluding the Company's equity-method investment in Atwood and investments in limited partnerships carried at cost, the portfolio is recorded at fair value on the Company's balance sheet. The Company currently owns 4,000,000 shares or approximately 12.6 percent of the outstanding shares of Atwood.

The Company generated cash proceeds from the sale of portfolio securities of $73.4 million in 2007, $28.2 million in 2006, and $46.7 million in 2005.

The following table reconciles cash proceeds from the sale of portfolio securities stated above to proceeds from sale of investments shown in the Consolidated Statements of Cash Flows in the Company's Consolidated Financial Statements:

	2007	2006	2005
	(in thousands)
Proceeds from the sale of portfolio securities	$73,405	$28,245	$46,700
Sales with a trade date in current fiscal year but cash received in subsequent fiscal year	6,093	(6,093)	16,839
Proceeds from the sale of short-term investments	48,321	91,563	2,000

Proceeds from sale of investments per Consolidated Statements of Cash Flows	$127,819	$113,715	$65,539

In 2007, proceeds were primarily from the sale of 1,012,500 shares of Schlumberger, Ltd. Proceeds were primarily used to fund capital expenditures.

In 2006, proceeds were primarily from the sale of 230,000 shares of Schlumberger, Ltd. Proceeds were primarily used to repurchase shares of Company common stock and to fund capital expenditures.

In 2005, proceeds were primarily from the sale of 1,000,000 shares of Atwood. In July 2004, Atwood filed a Registration Statement covering all shares of Atwood stock owned by the Company. On October 19, 2004, Atwood completed a secondary public offering of shares in which the Company sold a portion of its Atwood shares and received $45.6 million. The proceeds were invested in cash equivalent securities and were subsequently used to meet the Company's capital expenditure needs.

The Company has historically been a long-term holder of investment securities. However, circumstances may arise such as significant capital spending requirements, the opportunity to repurchase Company common stock or the above referenced Atwood offering that result in security sales that were not previously contemplated. During 2006 and 2007, the Company purchased 2,007,100 shares of Company common stock at an aggregate cost of $46.0 million.

The Company's proceeds from asset sales totaled $51.6 million in 2007, $11.8 million in 2006 and $29.0 million in 2005. In 2007, one U.S. land rig and two offshore rigs were sold generating $36.7 million in proceeds. Income from asset sales in 2007 totaled $41.7 million. In 2006, one U.S. land rig was sold generating $4.8 million in proceeds. Income from asset sales in 2006 totaled $7.5 million. In 2005, the Company sold two large U.S. land rigs which generated a gain of approximately $9.0 million and proceeds of approximately $23.3 million. The rigs sold in each year were idle at the time of the sales and, with the Company's emphasis on

FlexRig technology, the Company took advantage of the opportunity to sell older rigs. In each year the Company also had sales of old or damaged rig equipment and drill pipe used in the ordinary course of business.

In the fourth fiscal quarter of 2006, the Company received approximately $3.0 million in insurance proceeds from damages sustained to the Company's offshore Rig 201 during Hurricane Katrina. In 2007, the Company received additional insurance proceeds of approximately $16.3 million. In conjunction with removing the net book value of damaged equipment lost in the hurricane, the Company recorded a gain from involuntary conversion of approximately $16.7 million. The proceeds, shown in the Consolidated Statements of Cash Flows under investing activities, were used to rebuild the rig. Those costs were capitalized and the rig returned to work in the fourth fiscal quarter of 2007.

Since March 2005, the Company has announced contracts to build and operate 77 new FlexRig3s and FlexRig4s for 19 exploration and production companies. Subsequent to September 30, 2007, the Company announced that an agreement had been reached with an exploration and production company to operate an additional six new FlexRigs, bringing the total of the new rigs to 83. Each agreement has a minimum fixed contract term of at least three years. The drilling services are performed on a daywork contract basis. Through fiscal 2007, 70 rigs were completed for delivery, and 69 of the 70 rigs began field operations by September 30, 2007. In 2006 the Company experienced delivery delays associated with labor and equipment shortages. Late-delivery contractual liquidated damage payments were incurred in 2006 and 2007 but they have had an immaterial impact on revenues and margins. Although the rig delivery schedule was revised in August 2006, the Company was successful in deploying 48 of the 69 new FlexRigs to field operations in fiscal 2007. The rig construction project is currently ahead of the revised schedule. The remaining rigs are expected to be completed by the end of the third fiscal quarter of 2008. The total estimated construction cost of all 83 rigs is currently $1.3 billion. Approximately $0.7 billion was incurred in fiscal 2007 and approximately $0.4 billion was incurred in fiscal 2006 for construction of the new FlexRigs. Construction cost estimates were revised in August 2006 and the total costs incurred to date have remained within those estimates.

The Company has $175 million intermediate-term unsecured debt obligations with staged maturities from August, 2009 to August, 2014. The annual average interest rate through maturity will be 6.45 percent. The terms of the debt obligations require the Company to maintain a minimum ratio of debt to total capitalization.

On December 18, 2006, the Company entered into an agreement with a multi-bank syndicate for a five-year, $400 million senior unsecured credit facility. The Company has the option to borrow at the prime rate for maturities of less than 30 days but anticipates the majority of all of the borrowings over the life of the new facility will accrue interest at a spread over LIBOR. The Company pays a commitment fee based on the unused balance of the facility. The spread over LIBOR as well as the commitment fee are determined according to a scale based on the ratio of the Company's total debt to total capitalization. The LIBOR spread ranges from .30 percent to .45 percent depending on the ratio. Based on the ratio at the close of the fiscal year, the LIBOR spread on borrowings was .35 percent and the commitment fee was .075 percent per annum. Financial covenants in the facility require the Company to maintain a funded leverage ratio (as defined) of less than 50 percent and an interest coverage ratio (as defined) of not less than 3.00 to 1.00. The new facility contains additional terms, conditions, and restrictions that the Company believes are usual and customary in unsecured debt arrangements for companies that are similar in size and credit quality. At closing, the Company transferred two letters of credit totaling $20.9 million to the facility that remained outstanding at September 30, 2007. As of September 30, 2007, the Company had $270 million borrowed against the facility. The advances bear interest ranging from 5.48 percent to 6.15 percent.

At September 30, 2007, the Company was in compliance with all debt covenants.

In conjunction with the $400 million senior unsecured credit facility, the Company entered into an agreement with a single bank to amend and restate the previous unsecured line of credit from $50 million to $5 million. Pricing on the amended line of credit is prime minus 1.75 percent. The covenants and other terms and conditions are similar to the aforementioned senior credit facility except that there is no commitment fee. At September 30, 2007, the Company had no outstanding borrowings against this line. As of September 30, 2006, the Company had four outstanding, unsecured notes payable to a bank in Venezuela totaling $3.7 million denominated in a foreign currency. The interest rate of the notes was 13 percent with a 60 day maturity. The notes and interest were paid in full during fiscal 2007.

Subsequent to September 30, 2007, the Company obtained letters of credit totaling approximately $3.1 million to secure importation bonds in Trinidad and Tobago associated with moving a rig into that country.

The Company's operating cash requirements and estimated capital expenditures, including rig construction, for fiscal 2008 will be funded through current cash, cash provided from operating activities, funds available under the credit facilities and possibly, sales of available-for-sale securities.

Current ratios for September 30, 2007 and 2006 were 2.2 and 1.6, respectively. The increase in current ratio is primarily due to increases in accounts receivable and other current assets and a decrease in the current portion of long-term debt. The debt to total capitalization ratio was 20 percent and 14 percent at September 30, 2007 and 2006, respectively. The increase is due to additional borrowing in 2007 to finance construction of the new FlexRigs.

During 2007, the Company paid a dividend of $0.18 per share, or a total of $18.6 million, representing the 35th consecutive year of dividend increases.

STOCK PORTFOLIO HELD BY THE COMPANY

September 30, 2007	Number of Shares	Cost Basis	Market Value
	(in thousands, except share amounts)
Atwood Oceanics, Inc.	4,000,000	$74,210	$306,240
Schlumberger, Ltd.	1,137,500	9,035	119,438
Other		14,663	31,813

Total		$97,908	$457,491

MATERIAL COMMITMENTS

The Company has no off balance sheet arrangements other than operating leases discussed below. The Company's contractual obligations as of September 30, 2007, are summarized in the table below:

	Payments due by year

Contractual Obligations	Total	2008	2009	2010	2011	2012	After 2012

	(in thousands)
Long-term debt (a)	$445,000	$—	$25,000	$—	$270,000	$75,000	$75,000
Operating leases (b)	8,154	3,982	2,958	1,214	—	—	—
Purchase obligations (b)	82,722	82,722	—	—	—	—	—

Total Contractual Obligations	$535,876	$86,704	$27,958	$1,214	$270,000	$75,000	$75,000

(a)  See Note 2 "Notes Payable and Long-term Debt" to the Company's Consolidated Financial Statements.
(b)  See Note 14 "Commitments and Contingencies" to the Company's Consolidated Financial Statements.

The above table does not include obligations for the Company's pension plan. In 2007, the Company contributed $2.7 million to the plan. Based on current information available from plan actuaries, the Company does not anticipate contributions to the plan will be required in 2008. However, the Company does expect to make discretionary contributions to fund distributions of at least $3.0 million in 2008. Future contributions beyond 2008 are difficult to estimate due to multiple variables involved.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's Consolidated Financial Statements are impacted by the accounting policies used and the estimates and assumptions made by management during their preparation. On an on-going basis, the Company evaluates the estimates, including those related to long-lived assets and accrued insurance losses. The estimates are based on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following is a discussion of the critical accounting policies which relate to property, plant and equipment, impairment of long-lived assets, self-insurance accruals, pension, stock-based compensation, and revenue recognition. Other significant accounting policies are summarized in Note 1 in the notes to the Consolidated Financial Statements.

Property, Plant and Equipment Property, plant and equipment, including renewals and betterments, are stated at cost, while maintenance and repairs are expensed as incurred. Interest costs applicable to the construction of qualifying assets are capitalized as a component of the cost of such assets. The Company provides for the depreciation of property, plant and equipment using the straight-line method over the estimated useful lives of the assets. Depreciation is determined considering the estimated salvage value of the property, plant and equipment. Both the estimated useful lives and salvage values require the use of management estimates. Certain events, such as unforeseen changes in operations or technology or market conditions, could occur that would materially affect the Company's estimates and assumptions related to depreciation. Management believes that these estimates have been materially accurate in the past. For the years presented in this report, no significant changes were made to the Company's useful lives or salvage values. Upon retirement or other disposal of fixed assets, the cost and related accumulated depreciation are removed from the respective accounts and any gains or losses are recorded in net income.

Impairment of Long-lived Assets The Company's management assesses the potential impairment of its long-lived assets whenever events or changes in conditions indicate that the carrying value of an asset may not be recoverable. Changes that trigger such an assessment may include equipment obsolescence, changes in the market demand for a specific asset, periods of relatively low rig utilization, declining revenue per day, declining cash margin per day, completion of specific contracts, and/or overall changes in general market conditions. If a review of the long-lived assets indicates that the carrying value of certain of these assets is more than the estimated undiscounted future cash flows, an impairment charge is made to adjust the carrying value to the estimated fair market value of the asset. The fair value of drilling rigs is determined based on quoted market prices, if available. Otherwise it is determined based upon estimated discounted future cash flows and rig utilization. Cash flows are estimated by management considering factors such as prospective market demand, recent changes in rig technology and its effect on each rig's marketability, any cash investment required to make a rig marketable, suitability of rig size and makeup to existing platforms, and competitive dynamics due to lower industry utilization. Use of different assumptions could result in an impairment charge different from that reported.

Self-Insurance Accruals The Company is self-insured or maintains high deductibles for certain losses relating to worker's compensation, general liability, employer's liability, and auto liabilities. Generally, deductibles are $1 million or $2 million per occurrence depending on whether a claim occurs inside or outside of the United States. The Company maintains certain other insurance coverage with deductibles as high as $5 million. Insurance is also purchased on rig properties and deductibles are typically $1 million per occurrence. Excess insurance is purchased over these coverages to limit the Company's exposure to catastrophic claims, but there can be no assurance that such coverage will respond or be adequate in all circumstances. Retained losses are estimated and accrued based upon the Company's estimates of the aggregate liability for claims incurred, and using the Company's historical loss experience and estimation methods that are believed to be reliable. Nonetheless, insurance estimates include certain assumptions and management judgments regarding the frequency and severity of claims, claim development, and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense.

Pension Costs and Obligations The Company's pension benefit costs and obligations are dependent on various actuarial assumptions. The Company makes assumptions relating to discount rates, rate of compensation increase, and expected return on plan assets. The Company's discount rate is determined by matching projected cash distributions with the appropriate corporate bond yields in a yield curve analysis. The discount rate was raised as of September 30, 2007 to reflect changes in the market conditions for high-quality fixed-income investments. The rate of compensation increase assumption reflects actual experience and future outlook. The expected return on plan assets is determined based on historical portfolio results and future expectations of rates of return. Actual results that differ from estimated assumptions are accumulated and amortized over the estimated future working life of the plan participants and could therefore affect the expense recognized and obligations in future periods. As of September 30, 2006, the Pension Plan was frozen and benefit accruals were discontinued. As a result, the rate of compensation increase assumption has been eliminated from future periods. The Company anticipates pension expense in 2008 to decrease from 2007.

Stock-Based Compensation Historically, the Company has granted stock-based awards to key employees and non-employee directors as part of their compensation. Effective October 1, 2005, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), Share-Based Payment ("SFAS 123(R)"), using the modified-prospective transition method, which requires that the fair value of unvested stock options be recognized in the income statement, over the remaining vesting period. The Company estimates the fair value of all stock option awards as of the date of grant by applying the Black-Scholes option-pricing model. The application of this valuation model involves assumptions, some of which are judgmental and highly sensitive. These assumptions include, among others, the expected stock price volatility, the expected life of the stock options and risk-free interest rate. Expected volatilities were estimated using the historical volatility of the Company's stock, based upon the expected term of the option. The Company was not aware of information in determining the grant date fair value that would have indicated that future volatility would be expected to be significantly different than historical volatility. The expected term of the option was derived from historical data and represents the period of time that options are estimated to be outstanding. The risk-free interest rate for periods within the estimated life of the option was based on the U.S. Treasury Strip rate in effect at the time of the grant. The fair value of each award is amortized on a straight-line basis over the vesting period for awards granted to employees. Stock-based awards granted to non-employee directors are expensed immediately upon grant.

The fair value of the restricted stock is based on the closing price of the Company's common stock on the date of grant. The Company amortizes the fair value of restricted stock awards to compensation expense on a straight-line basis over the vesting period. At September 30, 2007, unrecognized compensation cost related to unvested restricted stock options was $4.6 million. The cost is expected to be recognized over a weighted-average period of 3.3 years.

Prior to the adoption of SFAS 123(R), the Company accounted for share-based compensation under the "intrinsic value method" and the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under this method, no share-based compensation expense associated with the Company's stock options was recognized in periods prior to fiscal 2006 as all options were granted with an exercise price no less than the market value of the underlying common stock on the date of grant.

Revenue Recognition Revenues and costs on daywork contracts are recognized daily as the work progresses. For certain contracts, payments are received that are contractually designated for the mobilization of rigs and other drilling equipment. Revenues earned, net of direct costs incurred for the mobilization, are deferred and recognized over the term of the related drilling contract. Other lump-sum payments received from customers relating to specific contracts are deferred and amortized to income as services are performed. Costs incurred to relocate rigs and other drilling equipment to areas in which a contract has not been secured are expensed as incurred.

NEW ACCOUNTING STANDARDS

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans (SFAS 158). SFAS 158 requires companies to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position. This statement was adopted by the Company for the fiscal year ending September 30, 2007. As discussed in Note 9 in the notes to the Consolidated Financial Statements, the Company's pension plan was frozen on September 30, 2006. As a result of the plan being frozen, the Company had effectively reflected the funded status of the plan in the Consolidated Balance Sheet; therefore, SFAS 158 had no impact on the Consolidated Financial Statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 considers the effects of prior year misstatements when quantifying misstatements in current year financial statements. The guidance outlined in SAB 108 was effective for the Company in fiscal 2007 and is consistent with the historical practices the Company uses for assessing such matters when circumstances have required such an evaluation.

In June, 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company does not believe the adoption of this interpretation will have a material impact on the Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating SFAS No. 157 to determine the impact, if any, on the Consolidated Financial Statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value of Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115 (SFAS No 159). SFAS No. 159 establishes a fair value option permitting entities to elect the option to measure eligible financial instruments and certain other items at fair value on specified election dates. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The fair value option may be applied on an instrument-by-instrument basis and, with a few exceptions, is irrevocable and is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007 and should not be applied retrospectively to fiscal years beginning prior to the effective date, except as permitted for early adoption. At the effective date, an entity may elect the fair value option for eligible items existing at that date and the adjustment for the initial remeasurement of those items to fair value should be reported as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently assessing the impact, if any, of SFAS No. 159 on the Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Rate Risk The Company has operations in several South American countries and Africa. With the exception of Argentina and Venezuela, the Company's exposure to currency valuation losses is usually immaterial due to the fact that virtually all invoice billings and receipts in other countries are in U.S. dollars. In Argentina, the Company's exposure is limited by the fact that the exchange rate between the U.S. dollar and the Argentine peso has stayed within a narrow range for the last four years.

The Company is exposed to risks of currency devaluation in Venezuela primarily as a result of bolivar receivable balances and bolivar cash balances. In Venezuela, approximately 60 percent of the Company's billings to the Venezuelan state oil company, PDVSA, are in U.S. dollars and 40 percent are in the local currency, the bolivar. On October 1, 2003, in compliance with applicable regulations, the Company submitted a request to the Venezuelan government seeking permission to convert existing bolivar balances into U.S. dollars. In January 2004, the Venezuelan government approved the conversion of bolivar cash balances to U.S. dollars and the remittance of $8.8 million U.S. dollars as dividends by the Company's Venezuelan subsidiary to the U.S. based parent. This was the first dividend remitted under the new regulation. On January 16, 2006, a dividend of $6.5 million U.S. dollars was paid to the U.S. based parent. On August 18, 2006, the Company applied for a $9.3 million dividend. The Venezuelan government subsequently approved $7.2 million of this dividend and on March 6, 2007, the $7.2 million was paid to the U.S. based parent. As a consequence, the Company's exposure to currency devaluation has been reduced by these amounts.

On June 7, 2007, the Company began the process to make application with the Venezuelan government requesting the approval to convert bolivar cash balances to U.S. dollars. Upon approval from the Venezuelan government, the Company's Venezuelan subsidiary will remit those dollars as a dividend to its U.S. based parent, thus reducing the Company's exposure to currency devaluation. The Company anticipates the dividend to be approximately $8.3 million.

As stated above, the Company is exposed to risks of currency devaluation in Venezuela primarily as a result of bolivar receivable balances and bolivar cash balances. The exchange rate per U.S. dollar increased to 2150 bolivares during 2005 from 1920 bolivares at September 30, 2004. As a result of the 12 percent devaluation of the bolivar during fiscal 2005 (from September 2004 through August 2005), the Company experienced total devaluation losses of $.6 million during that same period. Past devaluation losses may not be reflective of the actual potential for future devaluation losses. Even though Venezuela continues to operate under the exchange controls in place and the Venezuelan bolivar exchange rate has remained fixed at 2150 bolivares to one U.S. dollar since the devaluation in March, 2005, the exact amount and timing of devaluation is uncertain. At September 30, 2007, the Company had a $25.6 million cash balance denominated in bolivares exposed to the risk of currency devaluation. While the Company is unable to predict future devaluation in Venezuela, if fiscal 2008 activity levels are similar to fiscal 2007 and if a 10 percent to 20 percent devaluation were to occur, the Company could experience potential currency devaluation losses ranging from approximately $3.5 million to $6.4 million.

The Company has an agreement with the Venezuelan state petroleum company whereby a portion of the Company's dollar-based invoices are paid in U.S. dollars. There is no guarantee as to how long this arrangement will continue. Were this agreement to end, the Company would revert to receiving payments in bolivares and thus increase bolivar cash balances and exposure to devaluation.

Credit Risk The Company derives its revenue in Venezuela from Petróleos de Venezuela, S.A. (PDVSA), the Venezuelan state-owned petroleum company. At September 30, 2007, the Company had a net receivable from PDVSA of $49.7 million of which $12.0 million was 90 days old or older. At November 1, 2007, such receivable balance had increased to approximately $50.3 million, of which approximately $14.4 million was 90 days old or older. The Company continues to communicate with PDVSA regarding the settlement of the outstanding receivables. While the collection of the receivables is difficult and time consuming due to PDVSA policies and procedures, the Company, at this time, has no reason to believe the amounts will not be paid. Historically, PDVSA payments on accounts receivable have, by traditional business measurements, been slower than that of other customers in international countries in which the Company has drilling operations.

Commodity Price Risk The demand for contract drilling services is a result of exploration and production companies spending money to explore and develop drilling prospects in search of crude oil and natural gas. Their appetite for such spending is driven by their cash flow and financial strength, which is very dependent on, among other things, crude oil and natural gas commodity prices. Crude oil prices are determined by a number of factors including supply and demand, worldwide economic conditions, and geopolitical factors. Crude oil and natural gas prices have been volatile and very difficult to predict. This difficulty has led many exploration and production companies to base their capital spending on much more conservative estimates of commodity prices. As a result, demand for contract drilling services is not always purely a function of the movement of commodity prices.

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

Interest Rate Risk The Company's interest rate risk exposure results primarily from short-term rates, mainly LIBOR-based, on borrowings from its commercial banks. The Company has reduced the impact of fluctuations in interest rates by maintaining a portion of its debt portfolio in fixed-rate debt. At September 30, 2007, the amount of the Company's fixed-rate debt was approximately 39 percent of total debt.

The following tables provide information as of September 30, 2007 and 2006 about the Company's interest rate risk sensitive instruments:

INTEREST RATE RISK AS OF SEPTEMBER 30, 2007 (dollars in thousands)

	2008	2009	2010	2011	2012	After 2012	Total		Fair Value 9/30/07
Fixed Rate Debt	$—	$25,000	$—	$—	$75,000	$75,000	$175,000		$182,269
Average Interest Rate	—	5.9%	—	—	6.5%	6.6%	6.5%
Variable Rate Debt	$—	$—	$—	$270,000	$—	$—	$270,000		$270,000
Average Interest Rate (a)	—	—	—	—	—	—	(a	)

(a)  Advances bear interest rates ranging from 5.48% to 6.15%

INTEREST RATE RISK AS OF SEPTEMBER 30, 2006 (dollars in thousands)

	2007	2008	2009	2010	2011	After 2011	Total	Fair Value at 9/30/06
Fixed Rate Long-term Debt	$25,000	$—	$25,000	$—	$—	$150,000	$200,000	$209,000
Average Interest Rate	5.5%	—	5.9%	—	—	6.5%	6.4%
Fixed Rate Notes Payable (b)	$3,721						$3,721	$3,721
Average Interest Rate	13.0%						13.0%

(b)  Denominated in a foreign currency

Equity Price Risk On September 30, 2007, the Company had a portfolio of securities with a total market value of $457.5 million. The total market value of the portfolio of securities was $336.1 million at September 30, 2006. The Company's investments in Atwood Oceanics, Inc. and Schlumberger, Ltd. made up 93 percent of the portfolio's market value at September 30, 2007. Although the Company sold portions of its positions in Schlumberger in 2007, 2006 and 2005, and Atwood in the first fiscal quarter of 2005, the Company makes no specific plans to sell securities, but rather sells securities based on market conditions and other circumstances. These securities are subject to a wide variety and number of market-related risks that could substantially reduce or increase the market value of the Company's holdings. Except for the Company's holdings in its equity affiliate, Atwood Oceanics, Inc. and investments in limited partnerships carried at cost, the portfolio is recorded at fair value on its balance sheet with changes in unrealized after-tax value reflected in the equity section of its balance sheet. Any reduction in market value would have an impact on the Company's debt ratio and financial strength.

Report of Independent
Registered Public Accounting Firm

The Board of Directors and Shareholders
Helmerich & Payne, Inc.

We have audited the accompanying consolidated balance sheets of Helmerich & Payne, Inc. as of September 30, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Helmerich & Payne, Inc. at September 30, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Helmerich & Payne Inc.'s internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 26, 2007 expressed an unqualified opinion thereon.

As discussed in Note 1 to the consolidated financial statements, in 2006 the Company changed its method of accounting for Stock-Based Compensation.

ERNST & YOUNG LLP

Tulsa, Oklahoma
November 26, 2007

Consolidated Statements of Income

Years Ended September 30,	2007	2006	2005
	(in thousands, except per share amounts)
OPERATING REVENUES
Drilling – U.S. Land	$1,174,956	$829,062	$527,637
Drilling – Offshore	123,148	154,543	106,296
Drilling – International Land	320,283	230,829	156,105
Real Estate	11,271	10,379	10,688

	1,629,658	1,224,813	800,726

OPERATING COSTS AND EXPENSES
Operating costs, excluding depreciation	862,254	661,563	484,231
Depreciation	146,042	101,583	96,274
General and administrative	47,401	51,873	41,015
Gain from involuntary conversion of long-lived assets	(16,661)	—	—
Income from asset sales	(41,697)	(7,492)	(13,550)

	997,339	807,527	607,970

Operating income	632,319	417,286	192,756

Other income (expense)
Interest and dividend income	4,234	9,834	5,809
Interest expense	(10,126)	(6,644)	(12,642)
Gain on sale of investment securities	65,458	19,866	26,969
Other	(1,532)	639	(235)

	58,034	23,695	19,901

Income before income taxes and equity in income of affiliate	690,353	440,981	212,657
Income tax provision	250,984	154,391	87,463
Equity in income of affiliate net of income taxes	9,892	7,268	2,412

NET INCOME	$449,261	$293,858	$127,606

Earnings per common share:
Basic	$4.35	$2.81	$1.25
Diluted	$4.27	$2.77	$1.23
Average common shares outstanding (in thousands):
Basic	103,338	104,658	102,174
Diluted	105,128	106,091	104,066

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets

ASSETS

September 30,	2007	2006
	(in thousands)
CURRENT ASSETS:

Cash and cash equivalents	$89,215	$33,853
Short term investments	352	48,673
Accounts receivable, less reserve of $2,957 in 2007 and $2,007 in 2006	339,819	289,479
Inventories	29,145	26,165
Deferred income taxes	11,559	10,168
Assets held for sale	—	4,234
Prepaid expenses and other	28,874	16,119

Total current assets	498,964	428,691

INVESTMENTS	223,360	218,309

PROPERTY, PLANT AND EQUIPMENT, at cost:
Contract drilling equipment	2,651,680	1,911,039
Construction in progress	214,642	220,603
Real estate properties	59,467	58,286
Other	131,482	113,788

	3,057,271	2,303,716
Less-Accumulated depreciation and amortization	904,655	820,582

Net property, plant and equipment	2,152,616	1,483,134

OTHER ASSETS	10,429	4,578

TOTAL ASSETS	$2,885,369	$2,134,712

The accompanying notes are an integral part of these statements.

LIABILITIES AND SHAREHOLDERS' EQUITY

September 30,	2007	2006
	(in thousands, except share data)
CURRENT LIABILITIES:

Notes payable	$—	$3,721
Accounts payable	124,556	138,750
Accrued liabilities	102,056	97,077
Long-term debt due within one year	—	25,000

Total current liabilities	226,612	264,548

NONCURRENT LIABILITIES:

Long-term debt	445,000	175,000
Deferred income taxes	363,534	269,919
Other	34,707	43,353

Total noncurrent liabilities	843,241	488,272

SHAREHOLDERS' EQUITY:

Common stock, $.10 par value, 160,000,000 shares authorized, 107,057,904 shares issued and outstanding	10,706	10,706
Preferred stock, no par value, 1,000,000 shares authorized, no shares issued	—	—
Additional paid-in capital	143,146	135,500
Retained earnings	1,645,766	1,215,127
Accumulated other comprehensive income	75,885	69,645

	1,875,503	1,430,978
Less treasury stock, 3,572,961 shares in 2007 and 3,188,760 shares in 2006, at cost	59,987	49,086

Total shareholders' equity	1,815,516	1,381,892

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,885,369	$2,134,712

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

	Common Stock		Additional Paid-In Capital			Accumulated Other Comprehensive Income (Loss)	Treasury Stock
				Retained Earnings	Unearned Compensation
	Shares	Amount					Shares	Amount	Total

	(in thousands, except per share amounts)
Balance, September 30, 2004	107,058	$10,706	$80,113	$828,763	$—	$36,252	6,167	$(41,724)	$914,110

Comprehensive Income:
Net income				127,606					127,606
Other comprehensive income (loss):
Unrealized gains on available-for-sale securities, net						14,708			14,708
Minimum pension liability adjustment, net						(3,416)			(3,416)

Total other comprehensive gain									11,292

Total comprehensive income									138,898

Capital adjustment of equity investee			2,682						2,682
Stock issued under Restricted Stock Award Plan			93		(160)		(10)	67	—
Cash dividends ($.165 per share)				(16,989)					(16,989)
Exercise of stock options			8,903				(2,968)	16,455	25,358
Tax benefit of stock-based awards			15,153						15,153
Amortization of deferred compensation					26				26

Balance, September 30, 2005	107,058	10,706	106,944	939,380	(134)	47,544	3,189	(25,202)	1,079,238
Comprehensive Income:
Net income				293,858					293,858
Other comprehensive income (loss):
Unrealized gains on available-for-sale securities, net						17,591			17,591
Minimum pension liability adjustment, net						4,510			4,510

Total other comprehensive gain									22,101

Total comprehensive income									315,959

Reversal of unearned compensation upon adoption of SFAS 123(R)			(66)		134		10	(68)	—
Cash dividends ($.1725 per share)				(18,111)					(18,111)
Exercise of stock options			6,019				(1,335)	6,353	12,372
Tax benefit of stock-based awards, including excess tax benefits of $10.2 million			12,851						12,851
Repurchase of common stock							1,325	(30,169)	(30,169)
Stock-based compensation			9,752						9,752

Balance, September 30, 2006	107,058	10,706	135,500	1,215,127	—	69,645	3,189	(49,086)	1,381,892
Comprehensive Income:
Net income				449,261					449,261
Other comprehensive income (loss):
Unrealized gains on available-for-sale securities, net						(2,930)			(2,930)
Minimum pension liability adjustment, net						9,170			9,170

Total other comprehensive gain									6,240

Total comprehensive income									455,501

Cash dividends ($.18 per share)				(18,622)					(18,622)
Exercise of stock options			(1,156)				(298)	4,958	3,802
Tax benefit of stock-based awards, including excess tax benefits of $1.5 million			1,792						1,792
Repurchase of common stock							682	(15,859)	(15,859)
Stock-based compensation			7,010						7,010

Balance, September 30, 2007	107,058	$10,706	$143,146	$1,645,766	$—	$75,885	3,573	$(59,987)	$1,815,516

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Years Ended September 30,	2007	2006	2005
	(in thousands)
OPERATING ACTIVITIES:
Net income	$449,261	$293,858	$127,606
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation	146,042	101,583	96,274
Provision for bad debt	1,030	250	530
Equity in income of affiliate before income taxes	(15,954)	(11,723)	(3,891)
Stock-based compensation	7,010	9,752	26
Gain on sale of investment securities	(65,320)	(19,730)	(26,969)
Gain from involuntary conversion of long-lived assets	(16,661)	—	—
Gain on sale of assets	(41,697)	(7,492)	(13,550)
Deferred income tax expense	82,294	3,504	38,014
Other – net	1,000	(987)	(879)
Change in assets and liabilities:
Accounts receivable	(53,773)	(120,740)	(46,223)
Inventories	(2,980)	(4,852)	(487)
Prepaid expenses and other	(18,606)	372	1,451
Accounts payable	73,780	(11,064)	8,517
Accrued liabilities	5,299	55,112	12,736
Deferred income taxes	6,107	4,490	16,557
Other noncurrent liabilities	4,235	4,057	2,526

Net cash provided by operating activities	561,067	296,390	212,238

INVESTING ACTIVITIES:
Capital expenditures	(894,214)	(528,905)	(86,805)
Proceeds from asset sales	51,568	11,778	28,992
Insurance proceeds from involuntary conversion	16,257	2,970	—
Purchase of investments	—	(148,440)	(5,000)
Proceeds from sale of investments	127,819	113,715	65,539

Net cash provided by (used in) investing activities	(698,570)	(548,882)	2,726

FINANCING ACTIVITIES:
Repurchase of common stock	(17,621)	(28,407)	—
Increase (decrease) in short-term notes	(3,721)	3,721	—
Decrease in long-term debt	(25,000)	—	—
Proceeds from line of credit	1,490,000	—	—
Payments on line of credit	(1,220,000)	—	—
Increase (decrease) in bank overdraft	(17,430)	17,430	—
Dividends paid	(18,638)	(17,712)	(16,866)
Proceeds from exercise of stock options	3,802	12,372	25,358
Excess tax benefit from stock based compensation	1,473	10,189	—

Net cash provided by (used in) financing activities	192,865	(2,407)	8,492

Net increase (decrease) in cash and cash equivalents	55,362	(254,899)	223,456
Cash and cash equivalents, beginning of period	33,853	288,752	65,296

Cash and cash equivalents, end of period	$89,215	$33,853	$288,752

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Helmerich & Payne, Inc. (the Company), and its wholly-owned subsidiaries. Fiscal years of the Company's foreign operations end on August 31 to facilitate reporting of consolidated results. There were no significant intervening events which materially affected the financial statements.

BASIS OF PRESENTATION

Certain amounts in the accompanying consolidated financial statements for prior periods have been reclassified to conform to current year presentation. Specifically, fiscal years 2006 and 2005 operating revenues for Drilling – Offshore and for Drilling – International Land have been restated to reflect a change in those two segments more fully described in Note 15.

All prior period common stock and applicable share and per share amounts have been retroactively adjusted to reflect a 2-for-1 split of the Company's common stock effective June 26, 2006.

FOREIGN CURRENCIES

The Company's functional currency for all its foreign subsidiaries is the U.S. dollar. Nonmonetary assets and liabilities are translated at historical rates and monetary assets and liabilities are translated at exchange rates in effect at the end of the period. Income statement accounts are translated at average rates for the year. Gains and losses from remeasurement of foreign currency financial statements into U.S. dollars are included in direct operating costs. Gains and losses resulting from foreign currency transactions are also included in current results of operations. Aggregate foreign currency remeasurement and transaction gains included in direct operating costs totaled $1.0 million in 2007 and losses included in direct operating costs totaled $0.3 million and $0.8 million in 2006 and 2005, respectively.

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

CAPITALIZATION OF INTEREST

The Company capitalizes interest on major projects during construction. Interest is capitalized based on the average interest rate on related debt. Capitalized interest for 2007, 2006, and 2005 was $9.4 million, $6.1 million, and $0.3 million, respectively.

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

CASH AND CASH EQUIVALENTS

Cash equivalents consist of investments in short-term, highly liquid securities having original maturities of three months or less, which are made as part of the Company's cash management activity. The carrying values of these assets approximate their fair market values. The Company primarily utilizes a cash management system with a series of separate accounts consisting of lockbox accounts for receiving cash, concentration accounts for moving funds into, and several "zero-balance" disbursement accounts for funding payroll and accounts payable. As a result of the Company's cash management system, checks issued, but not presented to the banks for payment, may create negative book cash balances. Checks outstanding in excess of related book cash balances totaling approximately $17.4 million at September 30, 2006 are included in accounts payable. At September 30, 2007, there were no negative book cash balances.

RESTRICTED CASH AND CASH EQUIVALENTS

The Company had restricted cash and cash equivalents of $8.2 million and $4.3 million at September 30, 2007 and 2006, respectively. Restricted cash is primarily for the purpose of potential insurance claims in the Company's wholly-owned captive insurance company. Of the total at September 30, 2007, $2.0 million is from the initial capitalization of the captive and management has elected to restrict an additional $5.5 million. The remaining $0.7 million restricted cash is for indemnification on outstanding importation bonds. The restricted amounts are primarily invested in short-term money market securities.

The restricted cash and cash equivalents are reflected in the balance sheet as follows (in thousands):

September 30,	2007	2006
Other current assets	$6,203	$2,273
Other assets	$2,000	$2,000

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

Years Ended September 30,	2007	2006	2005
	(in thousands)
Minimum rents	$8,873	$8,538	$7,606
Overage and percentage rents	$1,474	$1,219	$1,162

At September 30, 2007, minimum future rental income to be received on noncancelable operating leases was as follows (in thousands):

Fiscal Year	Amount

2008	$7,286
2009	5,488
2010	4,544
2011	3,590
2012	2,328
Thereafter	5,559

Total	$28,795

Leasehold improvement allowances are capitalized and amortized over the lease term.

At September 30, 2007 and 2006, the cost and accumulated depreciation for real estate properties were as follows:

September 30,	2007	2006

Real estate properties	$59,467	$58,286
Accumulated depreciation	(33,886)	(31,664)

	$25,581	$26,622

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

Investments in companies owned from 20 to 50 percent are accounted for using the equity method with the Company recognizing its proportionate share of the income or loss of the investee. The Company owned approximately 21.7 percent of Atwood Oceanics, Inc. (Atwood) at September 30, 2004. In October 2004, the Company sold 1,000,000 shares of its position in Atwood as part of a public offering of Atwood. The sale generated $15.9 million ($0.15 per diluted share) of net income in fiscal 2005. In March 2006, Atwood had a two-for-one stock split. The Company currently owns 4,000,000 shares of Atwood which represents approximately 12.6 percent of Atwood. The Company continues to account for Atwood on the equity method as the Company continues to have significant influence through its board of director seats.

The quoted market value of the Company's investment in Atwood was $306.2 million and $179.9 million at September 30, 2007 and 2006, respectively. Retained earnings at September 30, 2007 and 2006 includes approximately $41.5 million and $31.6 million, respectively, of undistributed earnings of Atwood.

Summarized financial information of Atwood is as follows:

September 30,	2007	2006	2005
	(in thousands)
Gross revenues	$403,037	$276,625	$176,156
Costs and expenses	264,013	190,503	149,785

Net income	$139,024	$86,122	$26,371

Helmerich & Payne, Inc.'s equity in net income, net of income taxes	$9,892	$7,268	$2,412

Current assets	$216,179	$147,673	$93,283
Noncurrent assets	501,545	446,156	403,641
Current liabilities	57,630	61,365	56,159
Noncurrent liabilities	44,239	73,570	78,268

Shareholders' equity	$615,855	$458,894	$362,497

Helmerich & Payne, Inc.'s investment	$74,210	$58,256	$46,533

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

STOCK-BASED COMPENSATION

Effective October 1, 2005, the Company began recording compensation expense associated with stock options in accordance with SFAS No. 123(R), "Share-Based Payment". Prior to October 1, 2005, the Company accounted for stock-based compensation related to stock options under the recognition and measurement principles of Accounting Principles Board Opinion No. 25. Therefore, the Company measured compensation expense for its stock option plan using the intrinsic value method-that is, as the excess, if any, of the fair market value of the Company's stock at the grant date over the amount required to be paid to acquire the stock-and provided the disclosures required by SFAS No. 123. The Company adopted the modified prospective transition method provided under SFAS No. 123(R) and, as a result, has not retroactively adjusted results from prior periods. Under this transition method, compensation expense associated with stock options recognized in fiscal 2007 and 2006 includes: 1) expense related to the remaining unvested portion of all stock option awards granted prior to October 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and 2) expense related to all stock option awards granted subsequent to October 1, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R).

The adoption of SFAS No. 123(R) also resulted in certain changes to the Company's accounting for its restricted stock awards, which is discussed in Note 5 in more detail.

TREASURY STOCK

Treasury stock purchases are accounted for under the cost method whereby the cost of the acquired stock is recorded as treasury stock. Gains and losses on the subsequent reissuance of shares are credited or charged to additional paid-in-capital using the average-cost method.

NEW ACCOUNTING STANDARDS

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans (SFAS 158). SFAS 158 requires companies to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position. This statement was adopted by the Company for the fiscal year ending September 30, 2007. As discussed further in Note 9, the Company's pension plan was frozen on September 30, 2006. As a result of the plan being frozen, the Company had effectively reflected the funded status of the plan in the Consolidated Balance Sheets; therefore, SFAS 158 had no impact on the Consolidated Financial Statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 considers the effects of prior year misstatements when quantifying misstatements in current year financial statements. The guidance outlined in SAB 108 was effective for the Company in fiscal 2007 and is consistent with the historical practices the Company uses for assessing such matters when circumstances have required such an evaluation.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company does not believe the adoption of this interpretation will have a material impact on the Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after

November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating SFAS No. 157 to determine the impact, if any, on the Consolidated Financial Statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115 (SFAS No. 159). SFAS No. 159 establishes a fair value option permitting entities to elect the option to measure eligible financial instruments and certain other items at fair value on specified election dates. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The fair value option may be applied on an instrument-by-instrument basis, with a few exceptions, is irrevocable and is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007 and should not be applied retrospectively to fiscal years beginning prior to the effective date, except as permitted for early adoption. At the effective date, an entity may elect the fair value option for eligible items existing at that date and the adjustment for the initial remeasurement of those items to fair value should be reported as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently assessing the impact, if any, of SFAS No. 159 on the Consolidated Financial Statements.

NOTE 2 NOTES PAYABLE AND LONG-TERM DEBT

At September 30, 2007 and 2006, the Company had $445 million and $200 million, respectively, in unsecured long-term debt outstanding at rates and maturities shown in the following table:

		September 30,
Maturity Date	Interest Rate	2007	2006
Fixed-rate debt:
August 15, 2007	5.51%	$—	$25,000,000
August 15, 2009	5.91%	25,000,000	25,000,000
August 15, 2012	6.46%	75,000,000	75,000,000
August 15, 2014	6.56%	75,000,000	75,000,000
Senior credit facility:
December 18, 2011	5.48%-6.15%	270,000,000	—

		$445,000,000	$200,000,000
Less long-term debt due within one year		—	(25,000,000)

Long-term debt		$445,000,000	$175,000,000

The terms of the fixed-rate debt obligations require the Company to maintain a minimum ratio of debt to total capitalization. The debt is held by various entities, including $8 million held by a company affiliated with one of the Company's Board members.

On December 18, 2006, the Company entered into an agreement with a multi-bank syndicate for a five-year, $400 million senior unsecured credit facility. While the Company has the option to borrow at the prime rate for maturities of less than 30 days, the Company anticipates that the majority of all the borrowings over the life of the facility will accrue interest at a spread over the London Interbank Bank Offered Rate (LIBOR). The Company

pays a commitment fee based on the unused balance of the facility. The spread over LIBOR as well as the commitment fee is determined according to a scale based on a ratio of the Company's total debt to total capitalization. The LIBOR spread ranges from .30 percent to .45 percent depending on the ratio. At September 30, 2007, the LIBOR spread on borrowings was ..35 percent and the commitment fee was .075 percent per annum.

Financial covenants in the facility require the Company to maintain a funded leverage ratio (as defined) of less than 50 percent and an interest coverage ratio (as defined) of not less than 3.00 to 1.00. The new facility contains additional terms, conditions, and restrictions that the Company believes are usual and customary in unsecured debt arrangements for companies that are similar in size and credit quality. At closing, the Company transferred two letters of credit totaling $20.9 million to the facility that remained outstanding at September 30, 2007. As of September 30, 2007, the Company had $270 million borrowed against the facility with $109.1 million left available to borrow. The advances bear interest ranging from 5.48 percent to 6.15 percent. Subsequent to September 30, 2007, the outstanding balance was reduced by $10 million.

At September 30, 2007, the Company was in compliance with all debt covenants.

In conjunction with the $400 million senior unsecured credit facility, the Company entered into an agreement with a single bank to amend and restate the previous unsecured line of credit from $50 million to $5 million. Pricing on the amended line of credit is prime minus 1.75 percent. The covenants and other terms and conditions are similar to the aforementioned senior credit facility except that there is no commitment fee. At September 30, 2007, the Company had no outstanding borrowings against this line.

Subsequent to September 30, 2007, the Company obtained letters of credit with a financial institution totaling approximately $3.1 million to secure importation bonds in Trinidad and Tobago associated with moving a rig into that country.

As of September 30, 2006, the Company had four outstanding unsecured notes payable to a bank totaling $3.7 million denominated in a foreign currency. The interest rate of the notes was 13 percent with a 60 day maturity. The notes and interest were paid in full during fiscal 2007.

NOTE 3 INCOME TAXES

The components of the provision for income taxes are as follows:

Years Ended September 30,	2007	2006	2005
	(in thousands)
Current:
Federal	$125,169	$136,370	$39,139
Foreign	31,552	4,304	8,185
State	11,969	10,213	2,125

	168,690	150,887	49,449

Deferred:
Federal	74,389	10,252	31,573
Foreign	1,528	(7,776)	4,863
State	6,377	1,028	1,578

	82,294	3,504	38,014

Total provision	$250,984	$154,391	$87,463

The amounts of domestic and foreign income before income taxes and equity in income of affiliate are as follows:

Years Ended September 30,	2007	2006	2005
	(in thousands)
Domestic	$579,589	$389,595	$195,978
Foreign	110,764	51,386	16,679

	$690,353	$440,981	$212,657

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

The components of the Company's net deferred tax liabilities are as follows:

September 30,	2007	2006
	(in thousands)
Deferred tax liabilities:
Property, plant and equipment	$303,915	$220,851
Available-for-sale securities	46,501	48,593
Equity investments	25,413	19,350
Other	1,415	51

Total deferred tax liabilities	377,244	288,845

Deferred tax assets:
Pension reserves	1,689	8,441
Self-insurance reserves	2,884	3,384
Net operating loss and foreign tax credit carryforwards	26,926	33,029
Financial accruals	21,995	17,260
Other	6	9

Total deferred tax assets	53,500	62,123
Valuation allowance	28,231	33,029

Net deferred tax assets	25,269	29,094

Net deferred tax liabilities	$351,975	$259,751

Reclassifications have been made to the fiscal 2006 balances for certain components of deferred tax assets and liabilities in order to conform to the current year's presentation.

The change in the Company's net deferred tax assets and liabilities is impacted by foreign currency remeasurement.

As of September 30, 2007 the Company had foreign net operating loss carryforwards for income tax purposes of $3.9 million, and foreign tax credit carryforwards of approximately $25.7 million which will expire in years 2010 through 2015. The valuation allowance is primarily attributable to foreign net operating loss carryforwards and foreign tax credit carryforwards for which it is more likely than not that these will not be utilized.

Effective income tax rates as compared to the U.S Federal income tax rate are as follows:

Years Ended September 30,	2007	2006	2005

U.S. Federal income tax rate	35%	35%	35%
Effect of foreign taxes	(1)	(1)	3
State income taxes	2	1	3

Effective income tax rate	36%	35%	41%

NOTE 4 SHAREHOLDERS' EQUITY

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

On September 30, 2007, the Company had 103,484,943 outstanding common stock purchase rights ("Rights") pursuant to terms of the Rights Agreement dated January 8, 1996, as amended by Amendment No. 1 dated December 8, 2005. As adjusted for the two-for-one stock splits in fiscals 1998 and 2006, and as long as the rights are not separately transferable, one-half right attaches to each share of the Company's common stock. Under the terms of the Rights Agreement each Right entitles the holder thereof to purchase from the Company one full unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock ("Preferred Stock"), without par value, at a price of $250 per unit. The exercise price and the number of units of Preferred Stock issuable on exercise of the Rights are subject to adjustment in certain cases to prevent dilution. The Rights will be attached to the common stock certificates and are not exercisable or transferable apart from the common stock, until ten business days after a person acquires 15 percent or more of the outstanding common stock or ten business days following the commencement of a tender offer or exchange offer that would result in a person owning 15 percent or more of the outstanding common stock. In the event the Company is acquired in a merger or certain other business combination transactions (including one in which the Company is the surviving corporation), or more than 50 percent of the Company's assets or earning power is sold or transferred, each holder of a Right shall have the right to receive, upon exercise of the Right, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The Rights are redeemable under certain circumstances at $0.01 per Right and will expire, unless earlier redeemed, on January 31, 2016.

NOTE 5 STOCK-BASED COMPENSATION

The Company has several plans providing for stock based awards to employees and to non-employee directors from which stock grants have been made. On March 1, 2006, at the Annual Meeting of Stockholders, the 2005 Long-Term Incentive Plan (the Plan) was approved. Upon approval of the Plan, no further grants could be made from those prior plans. However, awards outstanding in those prior plans remain subject to the terms and conditions of those plans.

The provisions of the Plan, among other things, authorizes the Board of Directors to grant nonqualified and incentive stock options, restricted stock awards, stock appreciation rights and performance units to selected employees and to non-employee Directors. Restricted stock may be granted for no consideration other than prior and future services. The purchase price per share for stock options may not be less than market price of the underlying stock on the date of grant. Stock options expire ten years after grant.

The Company has the right to satisfy option exercises from treasury shares and from authorized but unissued shares. During fiscal 2007, the Company purchased 681,900 shares at an aggregate cost of $15.9 million. During fiscal 2006, 1,325,200 shares were purchased at an aggregate cost of $30.2 million of which $1.8 million did not settle until after September 30, 2006. The Company may purchase additional shares if the share price is favorable.

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

A summary of compensation cost for stock-based payment arrangements recognized in general and administrative expense and cash received from the exercise of stock options in fiscal 2007 and 2006 is as follows (in thousands, except per share amounts):

September 30,	2007	2006
Compensation expense
Stock options	$5,643	$8,714
Restricted stock	1,367	1,038

	$7,010	$9,752

After-tax stock based compensation	$4,346	$6,046

Per basic share	$.04	$.06

Per diluted share	$.04	$.06

Cash received from exercise of stock options	$3,802	$12,372

Benefits of tax deductions in excess of recognized compensation cost of $1.5 million and $10.2 million are reported as a financing cash flow in the Consolidated Condensed Statements of Cash Flow for fiscal 2007 and 2006, respectively.

In December 2005, the Company accelerated the vesting of share options held by a senior executive who retired. As a result of that modification, the Company recognized additional compensation expense of $2.8 million for the fiscal year ended September 30, 2006 that is included in the table above.

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

	2007	2006	2005
Risk-free interest rate	4.6%	4.5%	4.2%
Expected stock volatility	35.9%	36.9%	40.3%
Dividend yield	.7%	.5%	1.0%
Expected term (in years)	5.5	5.2	5.0

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

The following summary reflects the stock option activity for the Company's common stock and related information for 2007, 2006, and 2005 (shares in thousands):

	2007		2006		2005
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price

Outstanding at October 1,	5,619	$14.24	6,488	$12.29	8,914	$11.02
Granted	731	26.90	640	29.68	926	16.01
Exercised	(298)	12.77	(1,483)	12.25	(3,222)	9.79
Forfeited/Expired	(20)	28.57	(26)	18.56	(130)	13.61

Outstanding on September 30,	6,032	$15.80	5,619	$14.24	6,488	$12.29

Exercisable on September 30,	4,335	$12.70	3,847	$11.74	4,054	$11.37

Shares available to grant	3,221		4,000		1,510

Restricted stock awards granted under the 2005 Long-Term Incentive Plan are counted against the limit of shares available for issuance under such plan at the rate of 1.8 shares for each share granted.

The following table summarizes information about stock options at September 30, 2007 (shares in thousands):

	Outstanding Stock Options			Exercisable Stock Options
Range of Exercise Prices	Options	Weighted-Average Remaining Life	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price

$6.3975 to $9.4178	874	1.7	$8.02	874	$8.02
$11.3318 to $16.0100	3,843	5.3	$13.26	3,280	$13.01
$26.8950 to $30.2375	1,315	8.7	$28.41	181	$29.80

$6.3975 to $30.2375	6,032	5.5	$15.80	4,335	$12.70

At September 30, 2007, the weighted-average remaining life of exercisable stock options was 4.5 years and the aggregate intrinsic value was $87.3 million with a weighted-average exercise price of $12.70 per share.

The number of options expected to vest at September 30, 2007 was 5,983,240 with an aggregate intrinsic value of $102.4 million and a weighted-average exercise price of $15.72 per share.

As of September 30, 2007, the unrecognized compensation cost related to the stock options was $10.6 million. That cost is expected to be recognized over a weighted-average period of 2.5 years.

The weighted-average fair value of options granted during 2007, 2006 and 2005 was $10.36, $11.40 and $6.09, respectively. The total intrinsic value of options exercised during 2007, 2006 and 2005 was $5.8 million, $34.9, and $41.3 million, respectively.

The fair value of shares vested during 2007 and 2006 was $5.4 million and $9.1 million, respectively.

Prior to October 1, 2005, stock-based awards were accounted for under APB 25 and related interpretations. Fixed plan common stock options generally did not result in compensation expense because the exercise price of the options issued by the Company was equal to the market price of the underlying stock on the date of grant. The following table illustrates the effect on the net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" (in thousands, except per share amounts):

September 30,	2005
Net income, as reported	$127,606
Stock-based employee compensation expense included in the Consolidated Statements of Income, net of related tax effects	16
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,563)

Pro forma net income	$124,059

Earnings per share:
Basic – as reported	$1.25

Basic – pro forma	$1.21

Diluted – as reported	$1.23

Diluted – pro forma	$1.19

RESTRICTED STOCK

Restricted stock awards consist of the Company's common stock and are time vested over three to five years. The Company recognizes compensation expense on a straight-line basis over the vesting period. The fair value of restricted stock awards is determined based on the closing trading price of the Company's shares on the grant date. As of September 30, 2007, there was $4.6 million of total unrecognized compensation cost related to unvested restricted stock options granted under the Plan. That cost is expected to be recognized over a weighted-average period of 3.3 years.

Prior to the adoption of SFAS 123(R), unearned compensation related to restricted stock awards was classified as a separate component of stockholders' equity. In accordance with the provisions of SFAS 123(R), on October 1, 2005, the balance in unearned compensation was reclassified to additional paid-in capital on the balance sheet.

A summary of the status of the Company's restricted stock awards as of September 30, 2007, and of changes in restricted stock outstanding during the fiscal years ended September 30, 2007, 2006 and 2005 is as follows (share amounts in thousands):

	2007		2006		2005
	Shares	Weighted-Average Grant Date Fair Value per Share	Shares	Weighted-Average Grant Date Fair Value per Share	Shares	Weighted-Average Grant Date Fair Value per Share

Outstanding at October 1,	213	$29.57	10	$16.01	—	$—
Granted	27	26.90	203	30.24	10	16.01
Vested	—	—	—	—	—	—
Forfeited/Expired	—	—	—	—	—	—

Outstanding on September 30,	240	$29.27	213	$29.57	10	$16.01

NOTE 6 EARNINGS PER SHARE

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share reflects the potential dilution that would occur if stock options were exercised and the dilution from the issuance of restricted shares, computed using the treasury stock method.

A reconciliation of the weighted-average common shares outstanding on a basic and diluted basis is as follows:

	2007	2006	2005
	(in thousands)
Basic weighted-average shares	103,338	104,658	102,174
Effect of dilutive shares:
Stock options and restricted stock	1,790	1,433	1,892

Diluted weighted-average shares	105,128	106,091	104,066

At September 30, 2007, options to purchase 593,950 shares of common stock at a weighted-average price of $30.2375 were outstanding, but were not included in the computation of diluted earnings per share. Inclusion of these shares would be antidilutive.

At September 30, 2006, options to purchase 809,450 shares of common stock at a weighted-average price of $30.2375 were outstanding, but were not included in the computation of diluted earnings per share. Inclusion of these shares would be antidilutive.

At September 30, 2005, all options outstanding were included in the computation of diluted earnings per common share.

NOTE 7 FINANCIAL INSTRUMENTS

The Company had $175 million of fixed-rate long-term debt outstanding at September 30, 2007, which had an estimated fair value of $182 million. The debt was valued based on the prices of similar securities with similar terms and credit ratings. The Company used the expertise of an outside investment banking firm to assist with the estimate of the fair value of the long-term debt. The Company's line of credit bears interest at market rates and the cost of borrowings, if any, would approximate fair value. The estimated fair value of the Company's available-for-sale securities is primarily based on market quotes.

The following is a summary of available-for-sale securities, which excludes those accounted for under the equity method of accounting (see Note 1), investments in limited partnerships carried at cost and assets held in a Non-qualified Supplemental Savings Plan:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

	(in thousands)
Equity Securities:
September 30, 2007	$11,329	$117,646	$—	$128,975
September 30, 2006	$19,413	$122,490	$(115)	$141,788

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

During the years ended September 30, 2007, 2006, and 2005, marketable equity available-for-sale securities with a fair value at the date of sale of $73.4 million, $28.2 million, and $46.7 million, respectively, were sold. For the same years, the gross realized gains on such sales of available-for-sale securities totaled $65.5 million, $19.8 million, and $27.0 million, respectively.

The investments in the limited partnerships carried at cost were approximately $12.4 million at September 30, 2007 and 2006. The estimated fair value of the limited partnerships was $22.3 million and $14.5 million at September 30, 2007 and 2006, respectively. The estimated fair value exceeded the cost of investments at September 30, 2007 and 2006 and, as such, the investments were not impaired.

The assets held in a Non-qualified Supplemental Savings Plan are valued at fair market which totaled $7.8 million and $5.9 million at September 30, 2007 and 2006, respectively.

The carrying amount of cash and cash equivalents approximates fair value due to the short maturity of those investments.

At September 30, 2006, the Company's short-term investments consisted primarily of auction rate securities which were classified as available-for-sale. All of the auction rate securities were U.S. state and local municipal securities due within one year and reported on the balance sheet at fair value. The interest or dividend rates on the Company's auction rate securities were generally reset every 7 to 49 days through an auction process, thus limiting the Company's exposure to interest rate risk. Interest and dividends were paid on these securities at the end of each reset period and included in interest and dividend income on the Company's Consolidated Statements of Income. The Company sold all of the auction rate securities, $48.3 million, during the year ended September 30, 2007, with no realized gains or losses. There were no unrealized gains or losses for 2007 or 2006.

The carrying value of other assets, accrued liabilities and other liabilities approximated fair value at September 30, 2007 and 2006.

NOTE 8 ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income for the years ended September 30, 2007, 2006 and 2005 were as follows (in thousands):

Years Ended September 30,	2007	2006	2005
Unrealized appreciation on securities net of tax of $23,076, $18,331 and $9,343	$37,654	$29,909	$15,245
Reclassification of realized gains in net income net of tax of $24,874, $7,548 and $328	(40,584)	(12,318)	(537)
Minimum pension liability adjustments net of tax of $5,621, $2,765 and ($2,094)	9,170	4,510	(3,416)

	$6,240	$22,101	$11,292

The components of accumulated other comprehensive income (loss) at September 30, 2007 and 2006, net of applicable tax effects, were as follows (in thousands):

September 30,	2007	2006
Unrealized appreciation on securities	$72,941	$75,871
Minimum pension liability	—	(6,226)
Unrecognized actuarial gain and prior service cost	2,944	—

	$75,885	$69,645

NOTE 9 EMPLOYEE BENEFIT PLANS

The Company maintains a noncontributory defined pension plan for substantially all U.S. employees who meet certain age and service requirements. In July 2003, the Company revised the Helmerich & Payne, Inc. Employee Retirement Plan ("Pension Plan") to close the Pension Plan to new participants effective October 1, 2003, and reduce benefit accruals for current participants through September 30, 2006, at which time benefit accruals were discontinued and the Pension Plan was frozen.

On September 30, 2007, the Company adopted the provisions of SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158"). SFAS No. 158 is an amendment of SFAS Nos. 87, 88, 106, and 132(R) and is intended to improve financial reporting of pension and postretirement benefit plans. This statement requires employers to a) recognize the funded status of a benefit plan, determined as the difference between the fair value of plan assets and the benefit obligation, as an asset or liability in the statement of financial position, b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost, c) measure the defined benefit plan assets and obligations as of the date of the employer's fiscal year-end, which the Company has used historically, and d) include additional disclosures in the notes to the financial statements about effects on net periodic benefit cost that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations.

The following table provides a reconciliation of the changes in the pension benefit obligations and fair value of assets over the two-year period ended September 30, 2007 and a statement of the funded status as of September 30, 2007 and 2006 (in thousands):

	2007	2006
Accumulated Benefit Obligation ("ABO")	$78,247	$87,669
Changes in Projected Benefit Obligations ("PBO")
Projected benefit obligation at beginning of year	$87,669	$90,217
Service cost	—	4,713
Interest cost	4,865	4,841
Actuarial gain	(9,980)	(5,903)
Benefits paid	(4,307)	(6,199)

Projected benefit obligation at end of year	$78,247	$87,669

Change in plan assets
Fair value of plan assets at beginning of year	$66,752	$62,955
Actual return on plan assets	9,782	5,575
Employer contribution	2,650	4,421
Benefits paid	(4,307)	(6,199)

Fair value of plan assets at end of year	$74,877	$66,752

Funded status of the plan	$(3,370)	$(20,917)
Unrecognized net actuarial loss	*	10,028
Unrecognized prior service cost	*	1
Accumulated other comprehensive loss (before tax)	—	(10,042)

Accrued benefit cost	$(3,370)	$(20,930)

*Not applicable due to adoption of new accounting standard

September 30,	2007	2006
Amounts Recognized in the Consolidated Balance Sheets (in thousands):
Current pension liability	$(35)	$—
Noncurrent pension liability	(3,335)	(20,930)
Accumulated other comprehensive income – minimum pension liability (pre-tax)	—	10,042

Net amount recognized	$(3,370)	$(10,888)

The amounts recognized in accumulated other comprehensive income at September 30, 2007, and not yet reflected in net periodic benefit cost, are as follows (in thousands):
Net actuarial gain	$(4,749)
Prior service cost	1

Total	$(4,748)

The amount recognized in accumulated other comprehensive income and not yet reflected in periodic benefit cost expected to be amortized in next year's periodic benefit cost is a net actuarial gain of $12,953.

The weighted average assumptions used for the pension calculations were as follows:

Years Ended September 30,	2007	2006	2005
Discount rate for net periodic benefit costs	5.75%	5.75%	5.50%
Discount rate for year-end obligations	6.25%	5.75%	5.75%
Expected return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	—%	5.00%	5.00%

The Company does not anticipate that funding the Pension Plan in fiscal 2008 will be required. However, the Company can choose to make discretionary contributions to fund distributions in lieu of liquidating pension assets. During 2007, the Company elected to fund $2.7 million. The Company estimates contributing at least $3.0 million in fiscal 2008. Subsequent to year end, the Company has contributed $1.5 million to the Pension Plan.

Components of the net periodic benefit cost (benefit) were as follows (in thousands):

Years Ended September 30,	2007	2006	2005
Service cost	$—	$4,713	$3,480
Interest cost	4,865	4,841	4,617
Expected return on plan assets	(5,123)	(4,936)	(4,378)
Amortization of prior service cost	—	(1)	—
Recognized net actuarial loss	139	876	987

Net pension (income) expense	$(119)	$5,493	$4,706

The Pension Plan was frozen and benefit accruals were discontinued effective September 30, 2006, thus reducing the service cost of the Plan.

The following table reflects the expected benefits to be paid from the Pension Plan in each of the next five fiscal years, and in the aggregate for the five years thereafter (in thousands).

Years Ended September 30,
2008	2009	2010	2011	2012	2013-2017	Total
$3,080	$3,303	$3,471	$3,573	$4,062	$23,515	$41,004

Included in the Pension Plan is an unfunded supplemental executive retirement plan.

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

The target allocation for 2008 and the asset allocation for the domestic Pension Plan at the end of fiscal 2007 and 2006, by asset category, follows:

	Target Allocation	Percentage of Plan Assets At September 30,
Asset Category	2008	2007	2006
U.S. equities	56%	61%	60%
International equities	14	18	17
Fixed income	25	20	22
Real estate and other	5	1	1

Total	100%	100%	100%

DEFINED CONTRIBUTION PLAN

Substantially all employees on the United States payroll of the Company may elect to participate in the Company sponsored 401(k)/Thrift Plan by contributing a portion of their earnings. The Company contributes amounts equal to 100 percent of the first 5 percent of the participant's compensation subject to certain limitations. Expensed Company contributions were $10.9 million, $8.4 million, and $6.1 million in 2007, 2006, and 2005, respectively.

FOREIGN PLAN

The Company maintains an unfunded pension plan in one of the international subsidiaries. Pension expense was approximately $0.3 million, $0.4 million and $0.3 million in 2007, 2006 and 2005, respectively. The pension liability at September 30, 2007 and 2006 was $4.1 million and $3.6 million, respectively.

NOTE 10 SUPPLEMENTAL BALANCE SHEET INFORMATION

The following reflects the activity in the Company's reserve for bad debt for 2007, 2006 and 2005:

September 30,	2007	2006	2005
	(in thousands)
Reserve for bad debt:
Balance at October 1,	$2,007	$1,791	$1,265
Provision for bad debt	1,030	250	530
Write-off of bad debt	(80)	(34)	(4)

Balance at September 30,	$2,957	$2,007	$1,791

Accounts receivable, prepaid expenses, and accrued liabilities at September 30 consist of the following:

September 30,	2007	2006
	(in thousands)
Accounts receivable, net of reserve:
Trade receivables	$337,829	$283,386
Insurance receivable	1,990	—
Investment sales receivables	—	6,093

	$339,819	$289,479

Prepaid expenses and other:
Prepaid value added tax	$4,914	$2,597
Restricted cash	6,203	2,273
Prepaid insurance	4,685	2,432
Deferred mobilization	6,202	2,907
Other	6,870	5,910

	$28,874	$16,119

Accrued liabilities:
Taxes payable – operations	$31,610	$21,316
Accrued income taxes	10,033	24,991
Worker's compensation liabilities	2,406	2,371
Payroll and employee benefits	36,010	30,124
Accrued operating costs	5,185	7,200
Other	16,812	11,075

	$102,056	$97,077

NOTE 11 SUPPLEMENTAL CASH FLOW INFORMATION

Years Ended September 30,	2007	2006	2005
	(in thousands)
Cash payments:
Interest paid, net of amounts capitalized	$9,713	$6,644	$12,707
Income taxes paid	$181,591	$109,857	$29,715

Capital expenditures on the Consolidated Statements of Cash Flows for the years ended September 30, 2007, 2006 and 2005, does not include additions which have been incurred but not paid for as of the end of the year. The following table reconciles total capital expenditures incurred to total capital expenditures in the Consolidated Statements of Cash Flows:

September 30,	2007	2006	2005
	(in thousands)
Capital expenditures incurred	$825,448	$614,274	$95,007
Additions incurred prior year but paid for in current year	95,720	10,351	2,149
Additions incurred but not paid for as of the end of the year	(26,954)	(95,720)	(10,351)

Capital expenditures per Consolidated Statements of Cash Flows	$894,214	$528,905	$86,805

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

SELF-INSURANCE

The Company self-insures a significant portion of its expected losses under its worker's compensation, general, and automobile liability programs. Insurance coverage has been purchased for individual claims that exceed $1 million or $2 million, depending on whether a claim occurs inside or outside of the United States. The Company maintains certain other insurance coverage with deductibles as high as $5 million. Insurance is purchased over deductibles to reduce the Company's exposure to catastrophic events. The Company records estimates for incurred outstanding liabilities for worker's compensation, general liability claims and for claims that are incurred but not reported. Estimates are based on historic experience and statistical methods that the Company believes are reliable. Nonetheless, insurance estimates include certain assumptions and management judgments regarding the frequency and severity of claims, claim development, and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense that would be reported under these programs.

In 2005 the Company formed a wholly-owned captive insurance company, White Eagle Assurance Company (White Eagle), to provide a portion of the Company's property damage insurance for company-owned drilling rigs. Insurance coverage for "named storms" in the Gulf of Mexico has been limited for the past two years. The Company purchased an aggregate limit of $75 million of wind storm coverage and elected to self-insure

20 percent of that limit through White Eagle. Additionally, the wind storm coverage has a $2.5 million deductible. Additionally, the Company obtained rig property insurance for 80 percent of the aggregate estimated replacement cost of its rigs in excess of a $1 million deductible. The Company self-insured the remaining 20 percent of such rig value as well as the deductible. The Company also utilized White Eagle to finance self-insured losses within the $1 million per occurrence deductible under worker's compensation, general, and automobile liability insurance policies for its international operations. Premiums paid to White Eagle by the drilling segments have been included in the drilling segment expenses but eliminated, along with the premium earned income, in the Consolidated Statements of Income.

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

The Company is exposed to risks of currency devaluation in Venezuela primarily as a result of bolivar receivable balances and bolivar cash balances. In Venezuela, approximately 60 percent of the Company's billings to the Venezuelan oil company, PDVSA, are in U.S. dollars and 40 percent are in the local currency, the bolivar. In January 2003, the Venezuelan government put into effect exchange controls that fixed the exchange rate at 1600 bolivares to one U.S. dollar and also prohibited the Company, as well as other companies, from converting the bolivar into U.S. dollars. On October 1, 2003, in compliance with applicable regulations, the Company submitted a request to the Venezuelan government seeking permission to convert existing bolivar balances into U.S. dollars. In January 2004, the Venezuelan government approved the conversion of bolivar cash balances to U.S. dollars and the remittance of those U.S. dollars as dividends by the Company's Venezuelan subsidiary to the U.S. based parent. The Company was able to remit $8.8 million of such dividends in January 2004. This was the first dividend remitted under the new regulation. On January 16, 2006, a dividend of $6.5 million was paid to the U.S. based parent. On August 18, 2006, the Company applied for a $9.3 million dividend. The Venezuelan government subsequently approved $7.2 million of this dividend and on March 6, 2007, the $7.2 million was paid to the U.S. based parent. These dividends reduced the Company's exposure to currency devaluation in Venezuela.

On June 7, 2007, the Company began the process to make application with the Venezuelan government requesting the approval to convert bolivar cash balances to U.S. dollars. Upon approval from the Venezuelan government, the Company's Venezuelan subsidiary will remit those dollars as a dividend to its U.S. based parent, thus reducing the Company's exposure to currency devaluation. The Company anticipates the dividend to be approximately $8.3 million.

As stated above, the Company is exposed to risks of currency devaluation in Venezuela primarily as a result of bolivar receivable balances and bolivar cash balances. The exchange rate was 2150 bolivares at September 30, 2007, 2006 and 2005. As a result of the 12 percent devaluation of the bolivar during fiscal

2005 (from September 2004 through August 2005), the Company experienced total devaluation losses of $.6 million during that same period. Even though Venezuela continues to operate under the exchange controls in place and the Venezuelan bolivar exchange rate has remained fixed at 2150 bolivares to one U.S. dollar since the devaluation in March, 2005, the exact amount and timing of devaluation is uncertain. At September 30, 2007, the Company had a $25.6 million cash balance denominated in bolivares exposed to the risk of currency devaluation. While the Company is unable to predict future devaluation in Venezuela, if fiscal 2008 activity levels are similar to fiscal 2007 and if a 10 percent to 20 percent devaluation would occur, the Company could experience potential currency devaluation losses ranging from approximately $3.5 million to $6.4 million.

The Company has an agreement with the Venezuelan state petroleum company whereby a portion of the Company's dollar-based invoices are paid in U.S. dollars. Were this agreement to end, the Company would revert to receiving these payments in bolivares and thus increase bolivar cash balances and exposure to devaluation.

Venezuela continues to experience significant political, economic and social instability. In the event that extended labor strikes occur or turmoil increases, the Company could experience shortages in labor and/or material and supplies necessary to operate some or all of its Venezuelan drilling rigs, thereby causing an adverse effect on the Company. The Company derives its revenue in Venezuela from Petróleos de Venezuela, S.A. (PDVSA), the Venezuelan state-owned petroleum company. At September 30, 2007, the Company had a net receivable from PDVSA of $49.7 million of which $12.0 million was 90 days old or older. At November 1, 2007, such receivable balance had increased to approximately $50.3 million, of which approximately $14.4 million was 90 days old or older. The Company continues to communicate with PDVSA regarding the settlement of the outstanding receivables. While the collection of the receivables is difficult and time consuming due to PDVSA policies and procedures, the Company, at this time, has no reason to believe the amounts will not be paid. Historically, PDVSA payments on accounts receivable have, by traditional business measurements, been slower than that of other customers in international countries in which the Company has drilling operations.

The Ecuadorian government continues to negotiate with the Company's customers to resolve contract disputes created by a recent government decree. The decree modified the original contracts for splitting profits on oil production. If this continues without resolution, the Company anticipates that up to seven rigs could be idle in Ecuador in the second quarter of fiscal 2008. Should this situation occur, the Company, at this time, is unable to predict the length of time that the rigs would remain idle.

NOTE 13 ASSETS HELD FOR SALE

In August 2006, the Company signed an option agreement to sell two offshore rigs. The net book value of the two rigs at September 30, 2006 was approximately $4.2 million and was classified as "Assets held for sale" in the Company's September 30, 2006 Consolidated Balance Sheet. The purchase option was exercised in the second quarter of fiscal 2007 and the Company recorded a gain which is included in "Income from asset sales" in the Company's Consolidated Statements of Income for the year ended September 30, 2007.

NOTE 14 COMMITMENTS AND CONTINGENCIES

COMMITMENTS

Since March 2005, the Company has entered into separate drilling contracts with 19 exploration and production customers to build and operate a total of 77 new FlexRigs. Subsequent to September 30, 2007, the Company announced that an agreement had been reached with an exploration and production company to operate an additional six new FlexRigs, bringing the total of the new rigs to 83. The construction of the 83 rigs is estimated to cost $1.3 billion. Approximately $0.7 billion was incurred in fiscal 2007 and approximately $0.4 billion was incurred in fiscal 2006. The construction began in the third quarter of fiscal 2005 and is estimated to continue through the third quarter of fiscal 2008. During construction, rig construction cost is recorded in construction in progress and then transferred to contract drilling equipment when the rig is placed in the field for service. Equipment, parts and supplies are ordered in advance to promote efficient construction progress. At September 30, 2007, the Company had commitments outstanding of approximately $82.7 million for the purchase of drilling equipment.

LEASES

In May 2003, the Company signed a six-year lease for approximately 114,000 square feet of office space near downtown Tulsa, Oklahoma. The lease agreement contains rent escalation clauses, which have been included in the future minimum lease payments below, and a renewal option. Leasehold improvements made at the inception of the lease were capitalized and are being amortized over the initial lease term. The Company also conducts certain operations in leased premises and leases telecommunication equipment. Future minimum lease payments required under noncancelable operating leases as of September 30, 2007 are as follows (in thousands):

Fiscal Year	Amount

2008	$3,982
2009	2,958
2010	1,214
2011	—
Thereafter	—

Total	$8,154

Total rent expense was $3.7 million, $3.1 million and $2.3 million for 2007, 2006 and 2005, respectively.

CONTINGENCIES

In August 2007, the Company experienced a fire on U.S. Land Rig 178, a 1,500 horsepower FlexRig2, when the well it was drilling had a blowout. There were no significant personal injuries although the drilling rig was lost. The rig was insured at a value that approximated replacement cost. At September 30, 2007, the net book value of the rig was removed from property, plant and equipment and a receivable from insurance was recorded, net of a $1.0 million insurance deductible expensed. Subsequent to September 30, 2007, gross insurance proceeds of approximately $8.5 million were received and a gain of approximately $4.8 million was recorded. The Company anticipates settling the insurance claim before the end of the second quarter of fiscal 2008 and expects to receive additional insurance proceeds of less than $0.5 million.

In August 2005, the Company's Rig 201, which operates on an operator's tension-leg platform in the Gulf of Mexico, lost its entire derrick and suffered significant damage as a result of Hurricane Katrina. Pre-tax cash flow from the platform rig was approximately $5.4 million in fiscal 2005. The rig was insured at a value that approximated replacement cost to cover the net book value and any additional losses. Capital costs incurred in conjunction with rebuilding the rig were capitalized in fiscal 2007 and are being depreciated as described in Note 1 Summary of Significant Accounting Policies. Insurance proceeds of approximately $3.0 million were received in fiscal 2006. Such proceeds approximated the net book value of equipment lost in the hurricane and, therefore, no gain was recognized in fiscal 2006. In fiscal 2007, insurance proceeds of approximately $16.3 million were received and the Company recorded a gain from involuntary conversion of long-lived assets of approximately $16.7 million. The proceeds are in the Consolidated Statements of Cash Flows under investing activities. Additional claims have been submitted and future proceeds will be recorded as gain from involuntary conversion of long-lived assets when received. The Company expects to settle this claim in fiscal 2008 and estimates additional proceeds to range from $5 million to $10 million.

Various legal actions, the majority of which arise in the ordinary course of business, are pending. The Company maintains insurance against certain business risks subject to certain deductibles. None of these legal actions are expected to have a material adverse effect on the Company's financial condition, cash flows or results of operations.

The Company is contingently liable to sureties in respect of bonds issued by the sureties in connection with certain commitments entered into by the Company in the normal course of business. The Company has agreed to indemnify the sureties for any payments made by them in respect of such bonds.

NOTE 15 SEGMENT INFORMATION

The Company operates principally in the contract drilling industry. The Company's contract drilling business includes the following reportable operating segments: U.S. Land, Offshore, and International Land. The contract drilling operations consist mainly of contracting Company-owned drilling equipment primarily to major oil and gas exploration companies. The Company's primary international areas of operation include Venezuela, Colombia, Ecuador and other South American countries. The International Land operations have similar services, have similar types of customers, operate in a consistent manner and have similar economic and regulatory characteristics. Therefore, the Company has aggregated its international operations into one reportable segment. The Company also has a Real Estate segment whose operations are conducted exclusively in the metropolitan area of Tulsa, Oklahoma. The key areas of operation include a shopping center and several multi-tenant warehouses. Each reportable segment is a strategic business unit which is managed separately. Other includes investments and corporate operations. Consolidated revenues and expenses reflect the elimination of all material intercompany transactions.

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

In the fourth quarter of fiscal 2007, the Company began mobilizing an offshore rig from the U.S. to an international location. Because an offshore rig requires different technology and marketing strategies, the chief operating decision-maker's evaluation of performance and resource allocation for this rig is more appropriately aligned with the Offshore segment. Therefore the Company will continue to include the operations of this rig in the Offshore operating segment. In conjunction with this, the Company has determined that a management contract for a customer-owned platform rig located offshore in North Africa is more appropriately aligned with the Offshore segment for purposes of evaluating performance and resource allocation. Therefore, this management contract has been reclassed from the International segment to the Offshore segment in fiscal 2007. In conjuction with this, the International segment was renamed to International Land. Financial information for reportable segments for fiscal 2006 and 2005 has been restated to reflect this change.

Summarized financial information of the Company's reportable segments for each of the years ended September 30, 2007, 2006, and 2005 is shown in the following table:

(in thousands)	External Sales	Inter- Segment	Total Sales	Segment Operating Income	Depreciation	Total Assets	Additions to Long-Lived Assets

2007
Contract Drilling
U.S. Land	$1,174,956	$—	$1,174,956	$467,000	$106,107	$2,073,015	$762,501
Offshore	123,148	—	123,148	22,081	10,687	124,014	25,418
International Land	320,283	—	320,283	105,179	23,782	314,625	22,726

	1,618,387	—	1,618,387	594,260	140,576	2,511,654	810,645
Real Estate	11,271	828	12,099	5,007	2,456	30,351	1,510

	1,629,658	828	1,630,486	599,267	143,032	2,542,005	812,155
Other	—	—	—	—	3,010	343,364	13,293
Eliminations	—	(828)	(828)	—	—	—	—

Total	$1,629,658	$—	$1,629,658	$599,267	$146,042	$2,885,369	$825,448

2006
Contract Drilling
U.S. Land	$829,062	$—	$829,062	$351,255	$66,127	$1,356,817	$560,664
Offshore	154,543	—	154,543	31,865	11,401	110,961	18,756
International Land	230,829	—	230,829	52,318	19,471	310,836	31,245

	1,214,434	—	1,214,434	435,438	96,999	1,778,614	610,665
Real Estate	10,379	783	11,162	4,411	2,444	30,626	1,275

	1,224,813	783	1,225,596	439,849	99,443	1,809,240	611,940
Other	—	—	—	—	2,140	325,472	2,334
Eliminations	—	(783)	(783)	—	—	—	—

Total	$1,224,813	$—	$1,224,813	$439,849	$101,583	$2,134,712	$614,274

2005
Contract Drilling
U.S. Land	$527,637	$—	$527,637	$164,657	$60,222	$809,403	$78,499
Offshore	106,296	—	106,296	22,013	10,639	95,913	1,059
International Land	156,105	—	156,105	14,668	20,070	238,282	12,437

	790,038	—	790,038	201,338	90,931	1,143,598	91,995
Real Estate	10,688	761	11,449	4,714	2,352	32,203	1,517

	800,726	761	801,487	206,052	93,283	1,175,801	93,512
Other	—	—	—	—	2,991	487,549	1,495
Eliminations	—	(761)	(761)	—	—	—	—

Total	$800,726	$—	$800,726	$206,052	$96,274	$1,663,350	$95,007

The following table reconciles segment operating income to income before taxes and equity in income of affiliate as reported on the Consolidated Statements of Income (in thousands).

Years Ended September 30,	2007	2006	2005
Segment operating income	$599,267	$439,849	$206,052
Income from asset sales	41,697	7,492	13,550
Gain from involuntary conversion of long-lived assets	16,661	—	—
Corporate general and administrative costs and corporate depreciation	(25,306)	(30,055)	(26,846)

Operating income	632,319	417,286	192,756
Other income (expense)
Interest and dividend income	4,234	9,834	5,809
Interest expense	(10,126)	(6,644)	(12,642)
Gain on sale of investment securities	65,458	19,866	26,969
Other	(1,532)	639	(235)

Total unallocated amounts	58,034	23,695	19,901

Income before income taxes and equity in income of affiliate	$690,353	$440,981	$212,657

The following table presents revenues from external customers and long-lived assets by country based on the location of service provided (in thousands).

Years Ended September 30,	2007	2006	2005
Revenues
United States	$1,292,636	$972,021	$623,246
Venezuela	127,278	84,594	66,824
Ecuador	93,903	88,709	60,946
Colombia	26,849	17,748	12,792
Other Foreign	88,992	61,741	36,918

Total	$1,629,658	$1,224,813	$800,726

Long-Lived Assets
United States	$1,951,907	$1,284,235	$810,489
Venezuela	83,804	83,160	84,461
Ecuador	45,120	42,859	44,250
Colombia	10,061	9,793	9,213
Other Foreign	61,724	63,087	33,552

Total	$2,152,616	$1,483,134	$981,965

Long-lived assets are comprised of property, plant and equipment.

Revenues from one company doing business with the contract drilling segment accounted for approximately 10.8 percent, 11.2 percent, and 11.1 percent of the total operating revenues during the years ended September 30, 2007, 2006, and 2005, respectively. The receivable from this customer was approximately $34.4 million and $29.1 million at September 30, 2007 and 2006, respectively.

NOTE 16 SUBSEQUENT EVENTS

On November 15, 2007, the Company announced a three-year term contract had been reached with an exploration and production company to operate six new FlexRigs. With these contracts, the Company has now committed to build 83 new FlexRigs, of which 70 had been completed as of September 30, 2007.

NOTE 17 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share amounts)

2007	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Operating revenues	$386,399	$372,536	$421,274	$449,449
Operating income	146,654	164,284	154,672	166,709
Net income	110,786	106,861	115,204	116,410
Basic net income per common share	1.07	1.04	1.11	1.13
Diluted net income per common share	1.06	1.02	1.09	1.10

2006	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Operating revenues	$255,388	$290,830	$319,796	$358,799
Operating income	80,904	100,251	114,137	121,994
Net income	50,814	64,573	79,975	98,496
Basic net income per common share	.49	.62	.76	.94
Diluted net income per common share	.48	.61	.75	.93

The sum of earnings per share for the four quarters may not equal the total earnings per share for the year due to changes in the average number of common shares outstanding.

In the first quarter of fiscal 2007, net income includes an after-tax gain on sale of available-for-sale securities of $16.2 million, $0.15 per share on a diluted basis.

In the second quarter of fiscal 2007, net income includes an after-tax gain from the sale of assets of $20.5 million, $0.20 per share on a diluted basis and an after-tax gain from involuntary conversion of long-lived assets of $3.3 million, $0.03 per share on a diluted basis.

In the third quarter of fiscal 2007, net income includes an after-tax gain on sale of available-for-sale securities of $15.5 million, $0.15 per share on a diluted basis, an after-tax gain from the sale of assets of $3.9 million, $0.03 per share on a diluted basis, and an after-tax gain from involuntary conversion of long-lived assets of $3.7 million, $0.03 per share on a diluted basis.

In the fourth quarter of fiscal 2007, net income includes an after-tax gain on sale of available-for-sale securities of $8.4 million, $0.08 per share on a diluted basis, an after-tax gain from the sale of assets of

$1.9 million, $0.01 per share on a diluted basis, and an after-tax gain from involuntary conversion of long-lived assets of $3.6 million, $0.04 per share on a diluted basis.

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
Colorado Christian University
Lakewood, Colorado

 Glenn A. Cox*(***)
President and Chief Operating Officer, Retired
Phillips Petroleum Company
Bartlesville, Oklahoma

 Randy A. Foutch*(***)
Chairman, President and Chief Executive Officer
Laredo Petroleum, Inc.
Tulsa, Oklahoma

 Paula Marshall**(***)
Chief Executive Officer
The Bama Companies, Inc.
Tulsa, Oklahoma

 Edward B. Rust, Jr.*(***)
Chairman, President and Chief Executive Officer
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

 Douglas E. Fears
Vice President and Chief Financial Officer

 Steven R. Mackey
Vice President, Secretary, and General Counsel

 John W. Lindsay
Executive Vice President,
U.S. and International Operations of Helmerich & Payne International Drilling Co.

 M. Alan Orr
Executive Vice President,
Engineering and Development of Helmerich & Payne International Drilling Co.
Stockholders' Meeting
The annual meeting of stockholders will be held on March 5, 2008. A formal notice of the meeting, together with a proxy statement and form of proxy will be mailed to shareholders on or about January 25, 2008.

 Stock Exchange Listing
Helmerich & Payne, Inc. Common Stock is traded on the New York Stock Exchange with the ticker symbol "HP." The newspaper abbreviation most commonly used for financial reporting is "HelmP." Options on the Company's stock are also traded on the New York Stock Exchange.

 Stock Transfer Agent and Registrar
As of November 21, 2007, there were 703 record holders of Helmerich & Payne, Inc. common stock as listed by the transfer agent's records.

Our Transfer Agent is responsible for our shareholder records, issuance of stock certificates, and distribution of our dividends and the IRS Form 1099. Your requests, as shareholders, concerning these matters are most efficiently answered by corresponding directly with The Transfer Agent at the following address:

    Computershare Trust Company, N.A.
    Investor Services
    P.O. Box 43078
    Providence, RI 02940-3078
    Telephone: (800) 884-4225
                        (781) 575-4706

 Available Information
Quarterly reports on Form 10-Q, earnings releases, and financial statements are made available on the investor relations section of the Company's website. Also located on the investor relations section of the Company's website are certain corporate governance documents, including the following: the charters of the committees of the Board of Directors; the Company's Corporate Governance Guidelines and Code of Business Conduct and Ethics; the Code of Ethics for Principal Executive Officer and Senior Financial Officers; the Related Person Transaction Policy; certain Audit Committee Practices and a description of the means by which employees and other interested persons may communicate certain concerns to the Company's Board of Directors, including the communication of such concerns confidentially and anonymously via the Company's ethics hotline at 1-800-205-4913. Quarterly reports, earnings releases, financial statements and the various corporate governance documents are also available free of charge upon written request.

* Member, Audit Committee ** Member, Human Resources Committee *** Member, Nominating and Corporate Governance Committee
Annual CEO Certification
The annual CEO Certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual was provided to the New York Stock Exchange on or about March 29, 2007.

 Direct Inquiries To:
Investor Relations
Helmerich & Payne, Inc.
1437 South Boulder Avenue
Tulsa, Oklahoma 74119
Telephone: (918) 742-5531

Internet Address: http://www.hpinc.com

QuickLinks

  Exhibit 13