Form 10-K, Exhibit 13
period 2008-09-30
HELMERICH & PAYNE INC
filed 2008-11-26
CIK 46765

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

Helmerich & Payne, Inc.

Helmerich & Payne, Inc. is the holding Company for
Helmerich & Payne International Drilling Co., an international drilling contractor with land and offshore operations in the
United States, South America, and Africa. Holdings also include commercial real estate properties in the Tulsa, Oklahoma area, and an energy-weighted portfolio of securities valued at approximately
$384 million as of September 30, 2008.

FINANCIAL HIGHLIGHTS

Years Ended September 30,	2008	2007	2006
	(in thousands, except per share amounts)
Operating Revenues	$2,036,543	$1,629,658	$1,224,813
Net Income	461,738	449,261	293,858
Diluted Earnings per Share	4.34	4.27	2.77
Dividends Paid per Share	0.1850	.1800	.1725
Capital Expenditures	705,635	894,214	528,905
Total Assets	3,588,045	2,885,369	2,134,712

To the Co-owners
of Helmerich & Payne, Inc.:

        The Company enjoyed another record year in 2008, as we surpassed our high-water mark for revenue and net income for the third consecutive year. The year saw energy prices skyrocket and then spiral downward in the face of the recent economic meltdown.

        Today, we find the business in a sudden and dramatic reversal of fortune as future exploration and production spending plans are in the process of being aggressively scaled back. At the time of this writing, natural gas prices are less than half, and oil prices are slightly more than one-third of what they were at their highs during the summer. As late as October, we would have predicted a softer 2009 that would likely unfold in a similar fashion to what we saw in 2007; then, natural gas price concerns, combined with worries of potential overbuilding, softened the market enough to see 400 U.S. rigs sidelined. Many observers expect a similar number of rigs to be idled in 2009. A more sobering comparison may be in order, bringing to mind the correction the industry experienced in 2002, where nearly 50% of the industry's U.S. rigs were idled.

        This story continues to unfold as we speak, and one obvious factor influencing the depth and longevity of the correction is how cold the current winter will be. While that speaks to the demand side, it is clear that E&P companies are not waiting for that outcome before they act. They are sidelining rigs today, reflecting concerns of the sizeable production growth experienced year over year. This is a move which will at some point impact the supply side of the equation and stands in contrast to the general approach taken in 2007 of "drilling through" the soft spots. In the event that a more severe response plays out, the result should have a purging effect that acts in a self-correcting way to shorten the down cycle.

        While no one can predict how things will develop for the land drillers, we believe the Company is uniquely positioned to weather the slowdown. Let me quickly hit some highlights to make this point.

•
We have the newest and most capable fleet. Other downturns have seen us sustain higher utilizations and daily margins than our peers. When the smoke clears and operators rationalize their rig rosters, performance and efficiency will still win the day in their choice of rigs to engage.

•
We have never had stronger contractual coverage: 58% of our 2009 fiscal year potential revenue days are under term contracts, and 43% of our 2010 revenue days are under term contracts.

  •
  Our customer roster distinguishes itself with about 80% majors or super independents. They not only have the best "staying power," but will likely look for opportunities to upgrade their rig rosters.

•
With November's announcement of 13 additional new build orders with long-term commitments, our manufacturing visibility extends into the early fall of 2009. That compares with November 2007, when our order book only took us into the following February.

•
The Company's international and offshore operations are operating at high utilization levels. Seven new FlexRigs® will become fully operational during 2009 in Colombia and Argentina, and we have high expectations for the potential of the FlexRig in international markets.

•
The strength of our balance sheet continues to allow us to fund the largest single year of new build orders, totaling 63, in the Company's history. These new rigs, all at attractive dayrates, will act as an important counterbalance to softening spot rates going forward.

        It is important to remember that the seeds of recovery lie in the fact of the rapid depletion profile or a "blow down" of over 30% for domestic natural gas production. When the cycle does improve, the most promising shale and other unconventional plays still require extensive drilling with increasing technical challenges and today, over 70% of our FlexRigs are engaged with this type of play. We will continue to focus on strong field performance, where our people win the confidence of the customer every day.

        It is because of the efforts of our people that we have achieved our brand leadership, and it is to their credit that the Company reported record earnings in 2008. Our 88 years in this business help prepare us for the challenges and the opportunities that lie ahead.

Sincerely,

Hans Helmerich President
November 21, 2008

Financial & Operating Review

Years Ended September 30,	2008	2007	2006

SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME*†
Operating Revenues	$2,036,543	$1,629,658	$1,224,813
Operating Costs, excluding depreciation	1,086,666	862,254	661,563
Depreciation**	210,766	146,042	101,583
General and Administrative Expense	57,059	47,401	51,873
Operating Income (loss)	692,816	632,319	417,286
Interest and Dividend Income	5,038	4,234	9,834
Gain on Sale of Investment Securities	21,994	65,458	19,866
Interest Expense	18,689	10,126	6,644
Net Income from Continuing Operations	461,738	449,261	293,858
Net Income	461,738	449,261	293,858
Diluted Earnings Per Common Share:
Net Income from Continuing Operations	4.34	4.27	2.77
Net Income	4.34	4.27	2.77

*$000's omitted, except per share data †All data excludes discontinued operations except net income. **2004 includes an asset impairment of $51,516 and depreciation of $94,425
SUMMARY FINANCIAL DATA*
Cash**	$121,513	$89,215	$33,853
Working Capital**	381,690	272,352	164,143
Investments	199,266	223,360	218,309
Property, Plant, and Equipment, Net**	2,682,251	2,152,616	1,483,134
Total Assets	3,588,045	2,885,369	2,134,712
Long-term Debt	475,000	445,000	175,000
Shareholders' Equity	2,265,474	1,815,516	1,381,892
Capital Expenditures	705,635	894,214	528,905
*$000's omitted **Excludes discontinued operations.
RIG FLEET SUMMARY
Drilling Rigs –
U. S. Land – FlexRigs	146	118	73
U. S. Land – Highly Mobile	12	12	12
U. S. Land – Conventional	27	27	28
Offshore Platform	9	9	9
International Land	30	27	27

Total Rig Fleet	224	193	149
Rig Utilization Percentage –
U. S. Land – FlexRigs	100	100	100
U. S. Land – Highly Mobile	83	93	100
U. S. Land – Conventional	80	87	95
U. S. Land – All Rigs	96	97	99
Offshore Platform	75	65	69
International Land	82	90	90

2005	2004	2003	2002	2001	2000	1999	1998

$800,726	$589,056	$504,223	$523,418	$528,187	$383,898	$430,475	$476,750
484,231	417,716	346,259	362,133	331,063	249,318	288,969	321,798
96,274	145,941	82,513	61,447	49,532	77,317	70,092	58,187
41,015	37,661	41,003	36,563	28,180	23,306	24,629	21,299
192,756	(6,885)	38,137	64,667	123,613	34,826	49,024	78,077
5,809	1,965	2,467	3,624	9,128	18,215	4,830	5,942
26,969	25,418	5,529	24,820	1,189	13,295	2,547	38,421
12,642	12,695	12,289	980	1,701	2,730	5,389	336
127,606	4,359	17,873	53,706	80,467	36,470	32,115	80,790
127,606	4,359	17,873	63,517	144,254	82,300	42,788	101,154

1.23	.04	.18	.53	.79	.36	.32	.80
1.23	.04	.18	.63	1.42	.82	.43	1.00

$288,752	$65,296	$38,189	$46,883	$128,826	$107,632	$21,758	$24,476
410,316	185,427	110,848	105,852	223,980	179,884	82,893	49,179
178,452	161,532	158,770	150,175	203,271	307,425	240,891	200,400
981,965	998,674	1,058,205	897,445	650,051	526,723	553,769	548,555
1,663,350	1,406,844	1,417,770	1,227,313	1,300,121	1,200,854	1,073,465	1,053,200
200,000	200,000	200,000	100,000	50,000	50,000	50,000	50,000
1,079,238	914,110	917,251	895,170	1,026,477	955,703	848,109	793,148
86,805	90,212	242,912	312,064	184,668	65,820	78,357	217,597

50	48	43	26	13	6	6	6
12	11	11	11	11	10	11	7
29	28	29	29	25	22	23	23
11	11	12	12	10	10	10	10
26	32	32	33	37	40	39	44

128	130	127	111	96	88	89	90

100	99	97	96	100	99	79	100
99	91	89	97	89	95	90	100
82	67	58	70	99	77	61	92
94	87	81	84	97	85	69	94
53	48	51	83	98	94	95	99
77	54	39	51	56	47	53	88

Management's Discussion & Analysis of Financial Condition and Results of Operations

Helmerich & Payne, Inc.

RISK FACTORS AND FORWARD-LOOKING STATEMENTS

The following discussion should be read in conjunction with Part I of the Company's Form 10-K as well as the Consolidated Financial Statements and related notes thereto. The Company's future operating results may be affected by various trends and factors, which are beyond the Company's control. These include, among other factors, fluctuations in oil and natural gas prices, unexpected expiration or termination of drilling contracts, currency exchange gains and losses, changes in general economic conditions, disruptions to the global credit markets, rapid or unexpected changes in technologies, risks of foreign operations, uninsured risks, changes in domestic and foreign policies, laws and regulations, and uncertain business conditions that affect the Company's businesses. Accordingly, past results and trends should not be used by investors to anticipate future results or trends.

With the exception of historical information, the matters discussed in Management's Discussion & Analysis of Financial Condition and Results of Operations include forward-looking statements. These forward-looking statements are based on various assumptions. The Company cautions that, while it believes such assumptions to be reasonable and makes them in good faith, assumed facts almost always vary from actual results. The differences between assumed facts and actual results can be material. The Company is including this cautionary statement to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by, or on behalf of, the Company. The factors identified in this cautionary statement and those factors discussed under Risk Factors beginning on page 5 of the Company's Annual Report on Form 10-K are important factors (but not necessarily all important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company. The Company undertakes no duty to update or revise its forward-looking statements based on changes of internal estimates or expectations or otherwise.

EXECUTIVE SUMMARY

Helmerich & Payne, Inc. is primarily a contract drilling company which owned and operated a total of 224 drilling rigs at September 30, 2008. The Company's contract drilling segments include the U.S. Land segment in which the Company had 185 rigs, the Offshore segment in which the Company had 9 offshore platform rigs, and the International Land segment in which the Company had 30 rigs at September 30, 2008. As customers pursue more difficult wells employing horizontal and directional drilling to deliver better and more cost-effective reservoir performance in shales and other unconventional plays, the demand for the Company's FlexRig technology remains strong. In 2008, the Company reported a 25 percent annual increase in operating revenue and a 10 percent annual increase in operating income.

RESULTS OF OPERATIONS

All per share amounts included in the Results of Operations discussion are stated on a diluted basis. The Company's net income for 2008 was $461.7 million ($4.34 per share), compared with $449.3 million ($4.27 per share) for 2007 and $293.9 million ($2.77 per share) for 2006. Included in the Company's net income were after-tax gains from the sale of investment securities of $13.5 million ($0.13 per share) in 2008, $40.2 million ($0.38 per share) in 2007, and $12.3 million ($0.12 per share) in 2006. Net income also includes after-tax gains from the sale of assets of $8.6 million ($0.08 per share) in 2008, $26.5 million ($0.25 per share) in 2007 and $4.8 million ($0.04 per share) in 2006. Included in net income in 2008 and 2007 are after-tax gains of $6.5 million ($0.06 per share) and $10.6 million ($0.10 per share), respectively, from involuntary conversion of long-lived assets that sustained significant damage as a result of Hurricane Katrina in 2005. Also included in net income is the Company's portion of income from its equity affiliate, Atwood Oceanics, Inc. From the equity affiliate, the Company recorded net income of $0.16 per share in 2008, $0.09 per share in 2007 and $0.07 per share in 2006.

Consolidated operating revenues were $2,036.5 million in 2008, $1,629.7 million in 2007, and $1,224.8 million in 2006. Over the three-year period, U.S. land revenues increased due to the addition of FlexRigs combined with continued increases in dayrates since 2005. The average number of U.S. land rigs available was 171 rigs in 2008, 134 rigs in 2007 and 96 rigs in 2006. U.S. land rig utilization for the Company was 96 percent in 2008, 97 percent in 2007 and 99 percent in 2006. Revenue in the Offshore segment increased in 2008 after decreasing in 2007. The Company entered into the international offshore market with one rig in 2008. Rig utilization for offshore rigs increased to 75 percent in 2008 compared to 65 percent in 2007 and 69 percent in 2006. International rig revenues increased from 2006 to 2008, due to increases in dayrates although rig utilizations declined in 2008 to 82 percent from 90 percent in 2007 and 2006.

Gains from the sale of investment securities were $22.0 million in 2008, $65.5 million in 2007, and $19.9 million in 2006. Interest and dividend income increased to $5.0 million in 2008 from $4.2 million in 2007 after a decrease from $9.8 million in 2006. In

2006 and through part of 2007, the Company's cash position decreased as new FlexRigs were constructed. During 2008, the Company's available cash increased as overall rig utilization increased and capital expenditures decreased.

Direct operating costs in 2008 were $1,086.7 million or 53 percent of operating revenues, compared with $862.3 million or 53 percent of operating revenues in 2007, and $661.6 million or 54 percent of operating revenues in 2006.

Depreciation expense was $210.8 million in 2008, $146.0 million in 2007 and $101.6 million in 2006. Included in depreciation are abandonments of equipment of $13.3 million in 2008, $4.1 million in 2007, and $1.7 million in 2006. Depreciation expense, exclusive of the abandonments, increased over the three-year period as the Company placed into service 33 new rigs in 2008, 45 in 2007 and 21 in 2006. Depreciation expense in 2009 is expected to increase from 2008 as the Company plans to place new FlexRigs into service at a pace ranging from two to four per month. (See Liquidity and Capital Resources.)

Each year, management performs an analysis of the industry market conditions in each drilling segment. Based on this analysis, management determines if an impairment is required. In 2008, 2007 and 2006, no impairment was recorded.

General and administrative expenses totaled $57.1 million in 2008, $47.4 million in 2007, and $51.9 million in 2006.

	2008	2007	2006
	(in thousands)
Other general and administrative expenses	$49,603	$40,391	$42,121
Stock-based compensation	7,456	7,010	6,941
Acceleration of share options	—	—	2,811

Total	$57,059	$47,401	$51,873

The increase in 2008 from 2007 is primarily a result of increases in expenses associated with employee labor and employee benefits due to increases in the number of employees. The decrease in 2007 from 2006 is attributable in part to the Company accelerating the vesting of share options held by a senior executive who retired in fiscal 2006. The decrease is also due to pension expense decreasing $5.6 million in 2007 from 2006. The Pension Plan was frozen and benefit accruals were discontinued effective September 30, 2006, thus reducing the service cost of the Plan. The 2007 decrease was partially offset by increases in employee labor, benefits and operating costs associated with the number of employees increasing.

Interest expense was $18.7 million in 2008, $10.1 million in 2007, and $6.6 million in 2006. The interest expense is primarily attributable to the fixed-rate intermediate debt outstanding in each year and advances on the senior credit facility in 2008 and 2007. Capitalized interest was $4.7 million, $9.4 million and $6.1 million in 2008, 2007 and 2006, respectively. All of the capitalized interest is attributable to the rig build program. The higher capitalized interest in 2007 is due to a higher number of new rigs being constructed during that year.

The provision for income taxes totaled $255.6 million in 2008, $251.0 million in 2007, and $154.4 million in 2006. Effective income tax rates were 37 percent in 2008, 36 percent in 2007, and 35 percent in 2006. Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Recoverability of any tax assets are evaluated and necessary allowances are provided. The carrying value of the net deferred tax assets assumes, based on estimates and assumptions, that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions to realize the benefits of such assets. If these estimates and related assumptions change in the future, additional valuation allowances will be recorded against the deferred tax assets resulting in additional income tax expense in the future. (See Note 3 of the Consolidated Financial Statements for additional income tax disclosures.)

On May 21, 2008, the Company acquired a private limited partnership, TerraVici Drilling Solutions (TerraVici) in a transaction accounted for under the purchase method of accounting. Under the purchase method of accounting, the assets and liabilities of TerraVici were recorded as of the acquisition date, at their respective fair values, and consolidated with the Company's financial statements. The operations for TerraVici are included with all other non-reportable business segments.

TerraVici is developing patented rotary steerable technology to enhance horizontal and directional drilling operations. The Company acquired TerraVici to complement technology currently used with the FlexRig. The process of drilling has become increasingly challenging as preferred well types deviate from simple vertical drilling. By combining this new technology with the Company's existing capabilities, the Company expects to improve drilling productivity and reduce total well cost to the customer.

The Company paid a total purchase price of $12.2 million, including acquisition related fees of $1.2 million. In conjunction with the acquisition, the Company recorded an in-process research and development (IPR&D) charge of $11.1 million in 2008. The IPR&D represents rotary steerable system (RSS) tools under development by TerraVici at the date of acquisition that had not yet achieved technological feasibility, and would have no future alternative use. The $11.1 million estimated fair value of the IPR&D was derived using the multi-period excess-earnings method. The terms of the transaction provide for future contingency payments up to $11 million based on specific commerciality milestones and certain earn-out provisions based on future earnings being met.

During 2008, the Company incurred $1.8 million of research and development expenses related to ongoing development of the RSS. The Company anticipates research and development expenses to be approximately $2.5 million in each quarter through June 30, 2009.

The following tables summarize operations by reportable operating segment. In an evaluation of its segment reporting, the Company determined that the total of external revenues reported by the three reportable operating segments, U.S. Land, Offshore and International Land, comprised more than 75 percent of total consolidated revenue. As a result, the Real Estate segment previously shown as a reportable segment has been included with all other non-reportable business segments. This change, along with a detailed description of segment operating income, is described more fully in Note 15 to the Consolidated Financial Statements.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	2008	2007	% Change
U.S. LAND OPERATIONS	(in thousands, except operating statistics)
Operating revenues	$1,542,038	$1,174,956	31.2%
Direct operating expenses	756,828	587,825	28.8
General and administrative expense	17,599	14,024	25.5
Depreciation	161,893	106,107	52.6

Segment operating income	$ 605,718	$ 467,000	29.7

Operating Statistics:
Revenue days	59,804	47,338	26.3%
Average rig revenue per day	$ 24,522	$ 23,573	4.0
Average rig expense per day	$ 11,393	$ 11,170	2.0
Average rig margin per day	$ 13,129	$ 12,403	5.9
Number of rigs at end of period	185	157	17.8
Rig utilization	96%	97%	(1.0)

Operating statistics for per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses of $75,519 and $59,035 for 2008 and 2007, respectively.
Rig utilization excludes one FlexRig completed and ready for delivery at September 30, 2007

The Company's U.S. Land segment operating income increased to $605.7 million in 2008 from $467.0 million in 2007. Improvement in revenue is primarily the result of increased revenue days and increased dayrates for new rigs placed in service during 2008. Rig utilization decreased to 96 percent in 2008 from 97 percent in 2007. At September 30, 2007, the Company had six conventional rigs stacked. The stacked rigs target a deeper well market that softened during the last half of fiscal 2007. At September 30, 2008, two conventional rigs and one highly mobile rig were stacked. The total number of rigs at September 30, 2008 was 185 compared to 157 rigs at September 30, 2007. The increase is due to 28 new FlexRigs having been completed and placed into service. Depreciation includes abandoned equipment of $13.2 million and $2.3 million in 2008 and 2007, respectively. Excluding the abandonment amounts, depreciation in 2008 increased 43.2 percent from 2007 due to the increase in available rigs.

Although direct operating expenses increased 28.8 percent from 2007 to 2008, the expense as a percentage of revenue remained constant at 49 percent in 2008 and 50 percent in 2007.

Since March 2005, the Company has announced plans to build 127 new FlexRigs for 25 exploration and production companies. Subsequent to September 30, 2008, the Company announced that agreements had been reached with five of the 25 above mentioned exploration and production companies to operate an additional 13 new FlexRigs bringing the total of the new rigs to 140. Eight of these 140 new rigs were contracted for work in International Land operations and the remaining 132 in U.S. Land operations. Each new rig will be operated by the Company under a fixed term contract of at least three years. The drilling services will be performed on a day work contract basis. During 2008, the U.S. Land segment had 29 new FlexRigs placed into service, one of which was completed at the end of fiscal 2007. Through September 30, 2008, 96 of the 132 new FlexRigs with long-term commitments in the U.S. Land segment were placed into service. The Company expects to deliver the remaining 36 new rigs by the end of calendar 2009. As a result of the new FlexRigs added in 2008 and additional rigs scheduled for completion in 2009, the Company anticipates depreciation expense to increase in fiscal 2009.

During the fourth quarter of fiscal 2007, the Company's Rig 178 was lost when the well it was drilling had a blowout. The rig was insured at a value that approximated replacement cost. During 2008, gross insurance proceeds of approximately $8.7 million were received and a gain of approximately $5.0 million was recorded. The Company anticipates settling the insurance claim before the end of the first fiscal quarter of 2009 and expects to receive additional insurance proceeds of less than $0.3 million.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	2008	2007	% Change
OFFSHORE OPERATIONS	(in thousands, except operating statistics)
Operating revenues	$154,452	$123,148	25.4%
Direct operating expenses	104,454	85,556	22.1
General and administrative expense	4,452	4,824	(7.7)
Depreciation	12,152	10,687	13.7

Segment operating income	$ 33,394	$ 22,081	51.2

Operating Statistics:
Revenue days	2,442	2,141	14.1%
Average rig revenue per day	$ 47,743	$ 34,469	38.5
Average rig expense per day	$ 29,655	$ 21,564	37.5
Average rig margin per day	$ 18,088	$ 12,905	40.2
Number of rigs at end of period	9	9	—
Rig utilization	75%	65%	15.4

Operating statistics of per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses of $16,330 and $14,328 for 2008 and 2007, respectively. Also excluded are the effects of offshore platform management contracts and currency revaluation expense.

Segment operating income in the Company's Offshore segment increased 51.2 percent in 2008 from 2007 due to higher activity and a rig beginning work in Trinidad during 2008.

Currently, the Company has eight of its nine platform rigs working. The ninth rig is currently under contract and in the yard undergoing capital improvement; it is expected to commence work in the third fiscal quarter of 2009.

During the fourth quarter of fiscal 2005, the Company's Rig 201 was damaged by Hurricane Katrina. The rig was removed from service in the fourth fiscal quarter of 2005 until the fourth fiscal quarter of 2007, when it returned to service. The rig was insured at a value that approximated replacement cost. Insurance proceeds received through fiscal 2007 totaled approximately $19.3 million resulting in a gain of approximately $16.7 million. During 2008, additional insurance proceeds of approximately $5.2 million were received and recorded as a gain. Capital costs to rebuild the rig were capitalized and are being depreciated in accordance with the accounting policy described in Critical Accounting Policies and Estimates. The Company expects to settle this claim early in fiscal 2009 and estimates additional proceeds will be less than $0.1 million.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	2008	2007	% Change
INTERNATIONAL LAND OPERATIONS	(in thousands, except operating statistics)
Operating revenues	$328,244	$320,283	2.5%
Direct operating expenses	224,683	188,086	19.5
General and administrative expense	3,974	3,236	22.8
Depreciation	29,614	23,782	24.5

Segment operating income	$ 69,973	$105,179	(33.5)

Operating Statistics:
Revenue days	8,026	8,886	(9.7)%
Average rig revenue per day	$ 37,604	$ 31,465	19.5
Average rig expense per day	$ 24,489	$ 16,708	46.6
Average rig margin per day	$ 13,115	$ 14,757	(11.1)
Number of rigs at end of period	30	27	11.1
Rig utilization	82%	90%	(8.9)%

Operating statistics of per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses of $26,431 and $40,113 for 2008 and 2007, respectively. Also excluded are the effects of currency revaluation expense.
Rig utilization excludes four FlexRigs completed and ready for delivery at September 30, 2008.

Segment operating income for the Company's International Land segment decreased 33.5 percent from 2007 to 2008. Depreciation and operating income for 2008 were negatively impacted by an adjustment of approximately $5.9 million related to prior years' depreciation. Rig utilization for international land operations decreased to 82 percent in 2008 from 90 percent in 2007. Direct operating expenses increased in 2008 from 2007 as the international markets experienced labor cost increases, oilfield cost inflation pressures and idle rigs continued to incur operating expenses. As the environment changed in some of the South American countries, the number of rigs working declined to 19 rigs during the second fiscal quarter of 2008 before recovering to 26 rigs working at the end of the fiscal year. The total number of rigs at September 30, 2008 was 30 compared to 27 rigs at September 30, 2007. The increase is due to one new FlexRig being completed and placed into service, four FlexRigs being completed and ready for delivery and the sale of two rigs.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	2007	2006	% Change
U.S. LAND OPERATIONS	(in thousands, except operating statistics)
Operating revenues	$1,174,956	$829,062	41.7%
Direct operating expenses	587,825	398,873	47.4
General and administrative expense	14,024	12,807	9.5
Depreciation	106,107	66,127	60.5

Segment operating income	$ 467,000	$351,255	33.0

Operating Statistics:
Revenue days	47,338	34,414	37.6%
Average rig revenue per day	$ 23,573	$ 22,751	3.6
Average rig expense per day	$ 11,170	$ 10,250	9.0
Average rig margin per day	$ 12,403	$ 12,501	(0.8)
Number of rigs at end of period	157	113	38.9
Rig utilization	97%	99%	(2.0)

Operating statistics for per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses of $59,035 and $46,098 for 2007 and 2006, respectively.
Rig utilization excludes one FlexRig completed and ready for delivery at September 30, 2007 and three FlexRigs completed and ready for delivery at September 30, 2006.

The Company's U.S. Land segment operating income increased to $467.0 million in 2007 from $351.3 million in 2006. Improvement in revenue is primarily the result of increased revenue days as the increasing dayrates experienced during 2006 declined or flattened during 2007. Rig utilization decreased to 97 percent in 2007 from 99 percent in 2006. The decrease in rig utilization is primarily due to six conventional rigs being stacked by September 30, 2007. Average rig expense per day increased 9.0 percent as the demand for rig personnel and services continued to create cost pressures. The total number of rigs at September 30, 2007 was 157 compared to 113 rigs at September 30, 2006. The increase is due to 45 new FlexRigs being completed and placed into service, one rig completed and ready for delivery, the sale of one conventional rig in June 2007 and the loss of one rig in a well blowout fire in August 2007. Depreciation in 2007 increased 60.5 percent from 2006 due to the increase in available rigs.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	2007	2006	% Change
OFFSHORE OPERATIONS	(in thousands, except operating statistics)
Operating revenues	$123,148	$154,543	(20.3)%
Direct operating expenses	85,556	105,133	(18.6)
General and administrative expense	4,824	6,144	(21.5)
Depreciation	10,687	11,401	(6.3)

Segment operating income	$ 22,081	$ 31,865	(30.7)

Operating Statistics:
Revenue days	2,141	2,743	(21.9)%
Average rig revenue per day	$ 34,469	$ 38,728	(11.0)
Average rig expense per day	$ 21,564	$ 24,041	(10.3)
Average rig margin per day	$ 12,905	$ 14,687	(12.1)
Number of rigs at end of period	9	9
Rig utilization	65%	69%	(5.8)

Operating statistics of per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses of $14,328 and $18,924 for 2007 and 2006, respectively. Also excluded are the effects of offshore platform management contracts and currency revaluation expense.

Segment operating income in the Company's Offshore segment decreased 30.7 percent from 2006 to 2007. Operator decisions to go on standby caused revenue and expenses to decline after the segment experienced increased activity in 2006 following the hurricanes in 2005.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	2007	2006	% Change
INTERNATIONAL LAND OPERATIONS	(in thousands, except operating statistics)
Operating revenues	$320,283	$230,829	38.8%
Direct operating expenses	188,086	155,766	20.7
General and administrative expense	3,236	3,274	(1.2)
Depreciation	23,782	19,471	22.1

Segment operating income	$105,179	$ 52,318	101.0

Operating Statistics:
Revenue days	8,886	8,812	0.8%
Average rig revenue per day	$ 31,465	$ 23,404	34.4
Average rig expense per day	$ 16,708	$ 14,806	12.8
Average rig margin per day	$ 14,757	$ 8,598	71.6
Number of rigs at end of period	27	27	—
Rig utilization	90%	90%	—

Operating statistics of per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses of $40,113 and $23,992 for 2007 and 2006, respectively. Also excluded are the effects of currency revaluation expense.

Segment operating income for the Company's International Land segment increased 101.0 percent from 2006 to 2007 due to day rate increases in several foreign markets with the most significant increase occurring in Venezuela. Segment operating income also benefited from a new FlexRig being added to the international fleet at the end of fiscal 2006. Rig utilization for international land operations averaged 90 percent in both 2007 and 2006. Direct operating expenses increased in 2007 primarily due to inflationary pressures in the oil service sector and contractual cost increases under the Company's drilling contracts with operators.

LIQUIDITY AND CAPITAL RESOURCES

The Company's capital spending was $705.6 million in 2008, $894.2 million in 2007, and $528.9 million in 2006. Net cash provided from operating activities for those same periods was $610.8 million in 2008, $561.1 million in 2007 and $296.4 million in 2006. The Company's 2009 capital spending estimate is approximately $900 million, an increase from the $706 million incurred during 2008. Included in the estimate is the construction of new FlexRigs. Construction of the contracted new FlexRigs is expected to be completed by the end of calendar year 2009.

Historically, the Company has financed operations primarily through internally generated cash flows. In periods when internally generated cash flows are not sufficient to meet liquidity needs, the Company will either borrow from an available unsecured line of credit or, if market conditions are favorable, sell portfolio securities. Likewise, if the Company is generating excess cash flows, the Company may invest in short-term investments. In 2006, the Company purchased $8.6 million of portfolio securities and $139.8 million of short-term investments.

The Company manages a portfolio of marketable securities that, at the close of fiscal 2008, had a market value of $384.0 million. The Company's investments in Atwood Oceanics, Inc. ("Atwood") and Schlumberger, Ltd. made up 95 percent of the portfolio's market value on September 30, 2008. The value of the portfolio is subject to fluctuation in the market and may vary considerably over time. Excluding the Company's equity-method investment in Atwood and investments in limited partnerships carried at cost, the portfolio is recorded at fair value on the Company's balance sheet. The Company currently owns 8,000,000 shares or approximately 12.5 percent of the outstanding shares of Atwood.

The Company generated cash proceeds from the sale of portfolio securities of $25.5 million in 2008, $73.4 million in 2007, and $28.2 million in 2006.

The following table reconciles cash proceeds from the sale of portfolio securities stated above to proceeds from sale of investments shown in the Consolidated Statements of Cash Flows in the Company's Consolidated Financial Statements:

	2008	2007	2006
	(in thousands)
Proceeds from the sale of portfolio securities	$25,507	$ 73,405	$ 28,245
Sales with a trade date in current fiscal year but cash received in subsequent fiscal year	—	6,093	(6,093)
Proceeds from the sale of short-term investments	—	48,321	91,563

Proceeds from sale of investments per Consolidated Statements of Cash Flows	$25,507	$127,819	$113,715

In 2008, proceeds were from the sale of 170,000 shares of Schlumberger, Ltd. and all other available-for-sale securities the Company owned. In 2007, proceeds were primarily from the sale of 1,012,500 shares of Schlumberger, Ltd. Proceeds in both years were primarily used to fund capital expenditures.

In 2006, proceeds were primarily from the sale of 230,000 shares of Schlumberger, Ltd. Proceeds were primarily used to repurchase shares of Company common stock and to fund capital expenditures.

The Company has historically been a long-term holder of investment securities. However, circumstances may arise, such as significant capital spending requirements or the opportunity to repurchase Company common stock, that were not previously contemplated. During 2006 and 2007, the Company purchased 2,007,100 shares of Company common stock at an aggregate cost of $46.0 million.

The Company's proceeds from asset sales totaled $22.9 million in 2008, $51.6 million in 2007 and $11.8 million in 2006. In 2008, two international land rigs were sold generating $13.0 million in proceeds.

Income from asset sales in 2008 totaled $13.5 million. In 2007, one U.S. land rig and two offshore rigs were sold generating $36.7 million in proceeds. Income from asset sales in 2007 totaled $41.7 million. In 2006, one U.S. land rig was sold generating $4.8 million in proceeds. Income from asset sales in 2006 totaled $7.5 million. The rigs sold in each year were idle at the time of the sales and, with the Company's emphasis on FlexRig technology, the Company took advantage of the opportunity to sell older rigs. In each year the Company also had sales of old or damaged rig equipment and drill pipe used in the ordinary course of business.

In the fourth fiscal quarter of 2006, the Company received approximately $3.0 million in insurance proceeds from damages sustained to the Company's offshore Rig 201 during Hurricane Katrina. In 2008 and 2007, the Company received additional insurance proceeds of approximately $5.3 million and $16.3 million, respectively. During the fourth quarter of fiscal 2007, the Company's Rig 178 was lost when the well it was drilling had a blowout. During 2008, the Company received gross insurance proceeds of approximately $8.7 million in connection with the loss of Rig 178. In conjunction with removing the net book value of damaged equipment lost in both incidents, the Company recorded a gain from involuntary conversion of approximately $10.2 million in 2008 and $16.7 million in 2007. The proceeds, shown in the Consolidated Statements of Cash Flows under investing activities, were used to rebuild Rig 201 and replace Rig 178. The costs for both rigs were capitalized with Rig 201 returning to work in the fourth fiscal quarter of 2007 and the replacement rig returning to work in 2008.

Between March 2005 and the end of fiscal 2008, the Company announced contracts to build and operate 127 new FlexRigs for 25 exploration and production companies. Subsequent to September 30, 2008, the Company announced that agreements had been reached with five exploration and production companies to operate an additional 13 of the 25 above mentioned new FlexRigs, bringing the total of the new rigs to 140. Eight of these 140 new rigs were contracted for work in International Land operations and the remaining 132 in U.S. Land operations. Each agreement has a minimum fixed contract term of at least three years. The drilling services are performed on a day work contract basis. Through fiscal 2008, 102 rigs were completed for delivery, and 98 of the 102 rigs began field operations by September 30, 2008. The remaining rigs are expected to be completed by the end of the calendar year 2009. The total estimated construction cost of all 140 rigs is currently $2.2 billion, of which over 70 percent was spent by the end of fiscal 2008.

The Company has $175 million of intermediate-term unsecured debt obligations with staged maturities from August, 2009 to August, 2014. The annual average interest rate through maturity will be 6.50 percent. The terms of the debt obligations require the Company to maintain a minimum ratio of debt to total capitalization.

The Company has an agreement with a multi-bank syndicate for a five-year, $400 million senior unsecured credit facility. The Company has the option to borrow at the prime rate for maturities of less than 30 days but anticipates the majority of all of the borrowings over the life of the new facility will accrue interest at a spread over the London Interbank Bank Offered Rate (LIBOR). The Company pays a commitment fee based on the unused balance of the facility. The spread over LIBOR and the commitment fee are determined according to a scale based on the ratio of the Company's total debt to total capitalization. The LIBOR spread ranges from .30 percent to

.45 percent depending on the ratio. Based on the ratio at the close of the fiscal year, the LIBOR spread on borrowings was .35 percent and the commitment fee was .075 percent per annum. Financial covenants in the facility require the Company to maintain a funded leverage ratio (as defined) of less than 50 percent and an interest coverage ratio (as defined) of not less than 3.00 to 1.00. The facility contains additional terms, conditions, and restrictions that the Company believes are usual and customary in unsecured debt arrangements for companies that are similar in size and credit quality. The advances bear interest ranging from 2.84 percent to 4.06 percent. At September 30, 2008, the Company had three letters of credit totaling $25.9 million under the facility and had borrowed $325 million against the facility with $49.1 million remaining available to borrow. Subsequent to September 30, 2008, the Company reduced the debt by $35 million and had $84.1 million available to borrow.

At September 30, 2008, the Company was in compliance with all debt covenants.

The Company also has an agreement with a single bank for an unsecured line of credit for $5 million. Pricing on the amended line of credit is prime minus 1.75 percent. The covenants and other terms and conditions are similar to the aforementioned senior credit facility except that there is no commitment fee. At September 30, 2008, the Company had no outstanding borrowings against this line.

As of September 30, 2008, the Company had an outstanding, secured note payable to a bank in Argentina totaling $1.7 million denominated in a foreign currency. The interest rate of the note was 16 percent with a one year maturity. The note and interest were paid in full subsequent to September 30, 2008.

At September 30, 2008, the Company had unsecured letters of credit totaling $6.3 million and a $0.7 million secured letter of credit, both of which were used to obtain surety bonds for the international operations.

The Company has initiated discussions with lenders to obtain an additional credit facility. The Company anticipates the amount of the facility to range from $100 million to $150 million and does not expect significant difficulties in obtaining additional financing. However, because of the current conditions of the credit markets there can be no assurance that any new financing will be on equal or better terms than those of the current debt agreement.

At September 30, 2008, the Company had 118 rigs completed with contracts under fixed term, including 102 covering the FlexRig new-build projects. The duration of the fixed term contracts are from twelve months to seven years, with some expiring in fiscal 2009. The contracts provide for termination at the election of the customer, with an early termination payment to be paid to the Company if a contract is terminated prior to the expiration of the fixed term. The recent economic slowdown, including the decrease in oil prices and deterioration in the credit markets is expected to have an effect on customer spending. While the Company's customers are primarily major oil companies and large independent oil companies, a risk exists that a customer, especially a smaller independent oil company, could become unable to meet its obligations and may exercise its early termination election and not be able to pay the early termination fee. Were this to happen, the Company's future revenue and operating results would be negatively impacted. At this time, the Company is unable to predict if this will occur in 2009.

The Company's operating cash requirements and estimated capital expenditures, including rig construction, for fiscal 2009 will be funded through current cash, cash provided from operating activities, funds available under the current credit facilities, funds available under any new credit facility and, possibly, sales of available-for-sale securities.

Current ratios were 2.2 at both September 30, 2008 and 2007. The long-term debt to total capitalization ratio was 17 percent and 20 percent at September 30, 2008 and 2007, respectively. The decrease is due to equity increasing, primarily from earnings.

During 2008, the Company paid a dividend of $0.185 per share, or a total of $19.9 million, representing the 36th consecutive year of dividend increases.

STOCK PORTFOLIO HELD BY THE COMPANY

September 30, 2008	Number of Shares	Cost Basis	Market Value
	(in thousands, except share amounts)
Atwood Oceanics, Inc.	8,000,000	$104,910	$291,200
Schlumberger, Ltd.	967,500	7,685	75,552
Other		12,369	17,286

Total		$124,964	$384,038

MATERIAL COMMITMENTS

The Company has no off balance sheet arrangements other than operating leases discussed below. The Company's contractual obligations as of September 30, 2008, are summarized in the table below:

	Payments due by year

Contractual Obligations	Total	2009	2010	2011	2012	2013	After 2013

	(in thousands)
Long-term debt (a)	$500,000	$25,000	$—	$325,000	$75,000	$—	$75,000
Operating leases (b)	29,875	5,835	4,158	2,595	2,543	2,526	12,218
Purchase obligations (b)	270,713	270,713	—	—	—	—	—

Total Contractual Obligations	$800,588	$301,548	$4,158	$327,595	$77,543	$2,526	$87,218

(a)  See Note 2 "Notes Payable and Long-term Debt" to the Company's Consolidated Financial Statements.
(b)  See Note 14 "Commitments and Contingencies" to the Company's Consolidated Financial Statements.

The above table does not include obligations for the Company's pension plan and amounts recorded for uncertain tax positions.

In 2008, the Company contributed $3.1 million to the pension plan. Based on current information available from plan actuaries, the Company does not anticipate contributions to the plan will be required in 2009. The Company does expect to make discretionary contributions to fund distributions of at least $5.0 million in 2009. However, due to the decline in the fair value of pension plan assets during 2008 and the current adverse conditions in the equity, debt and global markets, it is possible that contributions will be greater than expected. Future contributions beyond 2009 are difficult to estimate due to multiple variables involved.

At September 30, 2008, the Company had $8.1 million recorded for uncertain tax positions and related interest and penalties. However, the timing of such payments to the respective taxing authorities cannot be estimated at this time. Income taxes are more fully described in Note 3 to the Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's Consolidated Financial Statements are impacted by the accounting policies used and the estimates and assumptions made by management during their preparation. On an on-going basis, the Company evaluates the estimates, including those related to long-lived assets and accrued insurance losses. The estimates are based on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following is a discussion of the critical accounting policies used in the Company's financial statements. Other significant accounting policies are summarized in Note 1 to the Consolidated Financial Statements.

Property, Plant and Equipment Property, plant and equipment, including renewals and betterments, are stated at cost, while maintenance and repairs are expensed as incurred. Interest costs applicable to the construction of qualifying assets are capitalized as a component of the cost of such assets. The Company accounts for the depreciation of property, plant and equipment using the straight-line method over the estimated useful lives of the assets. Depreciation is determined based on the estimated salvage value of the property, plant and equipment. Both the estimated useful lives and salvage values require the use of management estimates. Certain events, such as unforeseen changes in operations, technology or market conditions, could materially affect the Company's estimates and assumptions related to depreciation. Management believes that these estimates have been materially accurate in the past. For the years presented in this report, no significant changes were made to the determinations of useful lives or salvage values. Upon retirement or other disposal of fixed assets, the cost and related accumulated depreciation are removed from the respective accounts and any gains or losses are recorded in the results of operations.

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

Goodwill and Indefinite-Lived Intangibles Goodwill represents the excess of cost over the fair market value of net assets acquired in business combinations. Indefinite-lived intangibles are comprised of trademarks. At September 30, 2008, goodwill and other indefinite-lived intangibles totaled $1.9 million, which arose from the acquisition of TerraVici. The Company reviews goodwill and other intangibles at least annually for impairment or more frequently if indicators of impairment warrant additional analysis. In order to test for impairment, goodwill acquired is assigned to reporting units that are expected to benefit from the synergies of the related business combination. The Company determines reporting units pursuant to FAS No. 142. Goodwill is evaluated for impairment by first comparing management's estimate of the fair value of a reporting unit with its carrying value, including goodwill. If the carrying value of a reporting unit exceeds its fair value, a computation of the implied fair value of goodwill is compared with its related carrying value. If the carrying value of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized. The Company's acquisition-related intangible assets are comprised of non-compete agreements that are amortized over periods ranging from three to five years on a straight-line basis.

Self-Insurance Accruals The Company self-insures a significant portion of expected losses relating to worker's compensation, general liability, employer's liability, and auto liabilities. Generally, deductibles are $1 million or $2 million per occurrence depending on whether a claim occurs inside or outside of the United States. For rig and equipment property, the Company self-insures $1 million per occurrence, as well as 10 percent of the estimated replacement cost on offshore rigs and 30 percent of the estimated replacement cost of its land rigs and equipment. The Company purchased an aggregate limit of $100 million of "named wind storm" coverage and self-insures 10 percent of that limit as well as a $3.5 million deductible. The Company maintains certain other insurance coverage with deductibles as high as $5 million. Excess insurance is purchased over these coverages to limit the Company's exposure to catastrophic claims, but there can be no assurance that such coverage will respond or be adequate in all circumstances. Retained losses are estimated and accrued based upon the Company's estimates of the aggregate liability for claims incurred, and, using adjuster's estimates, the Company's historical loss experience or estimation methods that are believed to be reliable. Nonetheless, insurance estimates include certain assumptions and management judgments regarding the frequency and severity of claims, claim development, and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense and related liabilities.

Pension Costs and Obligations The Company's pension benefit costs and obligations are dependent on various actuarial assumptions. The Company makes assumptions relating to discount rates, rate of compensation increase, and expected return on plan assets. The Company's discount rate is determined by matching projected cash distributions with the appropriate corporate bond yields in a yield curve analysis. The discount rate was raised from 6.25 percent to 7.25 percent as of September 30, 2008 to reflect changes in the market conditions for high-quality fixed-income investments. The expected return on plan assets is determined based on historical portfolio results and future expectations of rates of return. Actual results that differ from estimated assumptions are accumulated and amortized over the estimated future working life of the plan participants and could therefore affect the expense recognized and obligations in future periods. As of September 30, 2006, the Pension Plan was frozen and benefit accruals were discontinued. As a result, the rate of compensation increase assumption has been eliminated from future periods. The Company anticipates pension expense in 2009 to increase from 2008 by an estimated $1.3 million.

Stock-Based Compensation Historically, the Company has granted stock-based awards to key employees and non-employee directors as part of their compensation. The Company estimates the fair value of all stock option awards as of the date of grant by applying the Black-Scholes option-pricing model. The application of this valuation model involves assumptions, some of which are judgmental and highly sensitive. These assumptions include, among others, the expected stock price volatility, the expected life of the stock options and risk-free interest rate. Expected volatilities were estimated using the historical volatility of the Company's stock, based upon the expected term of the option. The Company considers information in determining the grant date fair value that would have indicated that future volatility would be expected to be significantly different than historical volatility. The expected term of the option was derived from historical data and represents the period of time that options are estimated to be outstanding. The risk-free interest rate for periods within the estimated life of the option was based on the U.S. Treasury Strip rate in effect at the time of the grant. The fair value of each award is amortized on a straight-line basis over the vesting period for awards granted to employees. Stock-based awards granted to non-employee directors are expensed immediately upon grant.

The fair value of restricted stock is based on the closing price of the Company's common stock on the date of grant. The Company amortizes the fair value of restricted stock awards to compensation expense on a straight-line basis over the vesting period. At September 30, 2008, unrecognized compensation cost related to unvested restricted stock was $3.6 million. The cost is expected to be recognized over a weighted-average period of 2.5 years.

Revenue Recognition Revenues and expenses for day work contracts are recognized daily as the work progresses. For certain contracts, payments are received that are contractually designated for the mobilization of rigs and other drilling equipment. Revenues earned, net of direct costs incurred for the mobilization, are deferred and recognized over the term of the related drilling contract. Other lump-sum payments received from customers relating to specific contracts are deferred and amortized to income as services are performed. Costs incurred to relocate rigs and other drilling equipment to areas in which a contract has not been secured are expensed as incurred.

NEW ACCOUNTING STANDARDS

In June, 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 ("FIN 48"). This interpretation prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation was adopted by the Company October 1, 2007. The net impact to the Company of the cumulative effect of adopting FIN 48, as more fully discussed in Note 3 to the Consolidated Financial Statements, was a decrease of approximately $5.0 million in retained earnings.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and will be adopted by the Company beginning in the first quarter of fiscal 2009. Although the Company will continue to evaluate the application of SFAS No. 157, management does not currently believe adoption will have a material impact on the Company's financial condition or operating results. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157 (FSP 157-2). FSP 157-2 amends SFAS No. 157, Fair Value Measurements, to delay the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually) and will be adopted by the Company beginning in the first quarter of fiscal 2010. In October 2008, the FASB issued FSP No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active (FSP 157-3), to clarify the application of SFAS 157 in inactive markets for financial assets. FSP 157-3 became effective upon issuance.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115 (SFAS No. 159). SFAS No. 159 establishes a fair value option permitting entities to elect the option to measure eligible financial instruments and certain other items at fair value on specified election dates. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The fair value option may be applied on an instrument-by-instrument basis and, with a few exceptions, is irrevocable and is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007 and should not be applied retrospectively to fiscal years beginning prior to the effective date, except as permitted for early adoption. At the effective date, an entity may elect the fair value option for eligible items existing at that date and the adjustment for the initial remeasurement of those items to fair value should be reported as a cumulative effect adjustment to the opening balance of retained earnings. The Company has elected not to adopt the elective provisions of SFAS No. 159.

In April 2008, the FASB issued FSP SFAS No. 142-3, Determining the Useful Life of Intangible Assets (FSP SFAS 142-3). FSP SFAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. This FSP must be applied prospectively to intangible assets acquired after the effective date. Accordingly, the Company will adopt FSP SFAS 142-3 in fiscal year 2010.

In June 2008, the FASB issued Staff Position (FSP) EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities, to clarify that all outstanding unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities. An entity must include participating securities in its calculation of basic and diluted earnings per share pursuant to the two-class method in SFAS No. 128, Earnings per

Share. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating FSP EITF 03-6-1 to determine the impact, if any, on the Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51. Both of these standards are effective for financial statements issued for fiscal years beginning after December 15, 2008. SFAS No. 141(R) will be applied prospectively to business combinations occurring after the effective date. Earlier application is prohibited. The Company is currently evaluating the potential impact of adopting SFAS No. 160 but does not expect its adoption to have a significant impact on the Consolidated Financial Statements.

In June 2007, the FASB ratified EITF Issue No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (EITF 06-11). EITF 06-11 requires that the income tax benefits received on dividends or dividend equivalents paid to employees holding equity-classified shares be recorded as additional paid-in capital when the dividends or dividend equivalents are charged to retained earnings pursuant to SFAS No. 123(R). This EITF is applied prospectively and is effective for fiscal years beginning after December 15, 2007, and interim periods within those years. EITF 06-11 also requires the disclosure of any change in accounting policy for income tax benefits of dividends or dividend equivalents on share-based payment awards as a result of adoption. The Company will adopt EITF 06-11 beginning in the first quarter of fiscal 2009 and does not expect its adoption to have a significant impact on the Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Rate Risk The Company has operations in several South American countries and Africa. With the exception of Argentina and Venezuela, the Company's exposure to currency valuation losses is usually immaterial due to the fact that virtually all invoice billings and receipts in other countries are in U.S. dollars. In Argentina, the Company's exposure is limited by the fact that the exchange rate between the U.S. dollar and the Argentine peso has stayed within a narrow range for the last seven years.

On January 1, 2008, the Venezuelan government changed the official Venezuelan currency from the bolivar to the bolivar fuerte (Bsf) (2150 bolivars equals 2.15 bolivar fuerte). The Company is exposed to risks of currency devaluation in Venezuela primarily as a result of Bsf receivable balances and Bsf cash balances. In Venezuela, approximately 60 percent of the Company's billings to the Venezuelan state oil company, PDVSA, are in U.S. dollars and 40 percent are in the local currency, the bolivar fuerte. In January 2003, the Venezuelan government put into effect exchange controls that fixed the exchange rate at 1,600 bolivares to one U.S. dollar and also prohibited the Company, as well as other companies, from converting the bolivar into U.S. dollars. On October 1, 2003, in compliance with applicable regulations, the Company submitted a request to the Venezuelan government seeking permission to convert existing bolivar balances into U.S. dollars. In January 2004, the Venezuelan government approved the conversion of bolivar cash balances to U.S. dollars and the remittance of $8.8 million U.S. dollars as dividends by the Company's Venezuelan subsidiary to the U.S. based parent. This was the first dividend remitted under the new regulation. On January 16, 2006, a dividend of $6.5 million U.S. dollars was paid to the U.S. based parent. On August 18, 2006, the Company applied for a $9.3 million dividend. The Venezuelan government subsequently approved $7.2 million of this dividend and on March 6, 2007, the $7.2 million was paid to the U.S. based parent. As a consequence, the Company's exposure to currency devaluation has been reduced by these amounts.

On July 22, 2008, the Company submitted applications with the Venezuelan government requesting the approval to convert bolivar fuerte cash balances to U.S. dollars. When and if the Company receives approval from the Venezuelan government, the Company's Venezuelan subsidiary will remit approximately $28.4 million as a dividend to its U.S. based parent, thus reducing the Company's exposure to currency devaluation.

While the Company has been successful in obtaining government approval for conversion of bolivars to U.S. dollars, there is no guarantee that future conversion to U.S. dollars will be permitted. In the event that conversion to U.S. dollars would be prohibited, then bolivar fuerte cash balances would increase and expose the Company to increased risk of devaluation.

As stated above, the Company is exposed to risks of currency devaluation in Venezuela primarily as a result of Bsf receivable and cash balances. The exchange rate per U.S. dollar increased to 2150 bolivares (2.15 Bsf) during 2005 from 1920 bolivares at September 30, 2004. As a result of the 12 percent devaluation of the bolivar during fiscal 2005 (from September 2004 through August 2005), the Company experienced total devaluation losses of $0.6 million during that same period. Past devaluation losses may not be reflective of the actual potential for future devaluation losses. Even though Venezuela continues to operate under the exchange controls in place and the Venezuelan Bsf exchange rate is fixed at 2.15 Bsf to one U.S. dollar, the exact amount and timing of devaluation is uncertain. At September 30, 2008, the Company had a $43.4 million cash balance denominated in Bsf included in the balance sheet and exposed to the risk of currency devaluation. While the Company is unable to predict future devaluation in Venezuela, if fiscal 2009 balance sheet components are similar to fiscal 2008 and if a 10 percent to 30 percent devaluation were to occur, the Company could experience potential currency devaluation losses ranging from approximately $7.0 million to $18.0 million.

The Company has an agreement with the Venezuelan state petroleum company whereby a portion of the Company's dollar-based invoices are paid in U.S. dollars. There is no guarantee as to how long this arrangement will continue. Were this agreement to end, the Company would revert to receiving all payments in Bsf and thus increase Bsf cash balances and exposure to devaluation.

The Venezuelan subsidiary has received notification from PDVSA that reimbursement of U.S. dollar invoices previously paid in Bsf will be made only when supporting documentation has been approved. The supporting documentation has been delivered to PDVSA and is awaiting approval. The approval and subsequent payment would result in reducing the foreign currency exposure by approximately $46.3 million. The Company is unable to determine the timing of when payment will be received.

Credit Risk The Company derives its revenue in Venezuela from PDVSA. At September 30, 2008, the Company had a net receivable from PDVSA of $65.5 million of which $5.2 million was 90 days old or older. At November 1, 2008, such receivable balance had decreased to approximately $63.9 million, of which approximately $13.5 million was 90 days old or older. The Company continues to communicate with PDVSA regarding the settlement of the outstanding receivables. While the collection of the receivables is difficult and time consuming due to PDVSA policies and procedures, the Company, at this time, has no reason to believe the amounts will not be paid. Historically, PDVSA payments on accounts receivable have, by traditional business measurements, been slower than those of other customers in international countries in which the Company has drilling operations.

Commodity Price Risk The demand for contract drilling services is a result of exploration and production companies spending money to explore and develop drilling prospects in search of crude oil and natural gas. Their appetite for such spending is driven by their cash flow and financial strength, which is very dependent on, among other things, crude oil and natural gas commodity prices. Crude oil prices are determined by a number of factors including supply and demand, worldwide economic conditions, and geopolitical factors. Crude oil and natural gas prices have been volatile and very difficult to predict. While current energy prices are important contributors to positive cash flow for customers, expectations about future prices and price volatility are generally more important for determining future spending levels. This volatility has led many exploration and production companies to base their capital spending on much more conservative estimates of commodity prices. As a result, demand for contract drilling services is not always purely a function of the movement of commodity prices.

In addition, customers may finance their exploration activities through cash flow from operations, the incurrence of debt or the issuance of equity. The recent deterioration in the credit and capital markets could make it difficult for customers to obtain funding for their capital needs. A reduction of cash flow resulting from declines in commodity prices or a reduction of available financing may result in a reduction in customer spending and the demand for drilling services. This reduction in spending could have a material adverse effect on the Company's operations.

The prices for drilling rig components have experienced increases in the last year. While these materials have generally been available to the Company at acceptable prices, there is no assurance the prices will not vary significantly in the future. The Company attempts to secure favorable prices through advanced ordering and purchasing, but future fluctuations in market conditions causing increased prices in materials and supplies could impact future operating costs adversely.

Interest Rate Risk The Company's interest rate risk exposure results primarily from short-term rates, mainly LIBOR-based, on borrowings from its commercial banks. The Company has reduced the impact of fluctuations in interest rates by maintaining a portion of its debt portfolio in fixed-rate debt. At September 30, 2008, the amount of the Company's fixed-rate debt was approximately 35 percent of total debt.

The following tables provide information as of September 30, 2008 and 2007 about the Company's interest rate risk sensitive instruments:

INTEREST RATE RISK AS OF SEPTEMBER 30, 2008 (dollars in thousands)

	2009	2010	2011	2012	2013	After 2013	Total		Fair Value 9/30/08
Fixed Rate Debt	$25,000	$—	$—	$75,000	—	$75,000	$175,000		$198,000
Average Interest Rate	5.9%	—	—	6.5%	—	6.6%	6.5%
Variable Rate Debt	$—	$—	$325,000	$—	—	—	$325,000		$325,000
Average Interest Rate (a)	—	—	—	—	—	—	(a	)

(a)  Advances bear interest rates ranging from 2.84% to 4.06%

INTEREST RATE RISK AS OF SEPTEMBER 30, 2007 (dollars in thousands)

	2008	2009	2010	2011	2012	After 2012	Total		Fair Value 9/30/07
Fixed Rate Debt	$—	$25,000	$—	$—	$75,000	$75,000	$175,000		$182,269
Average Interest Rate	—	5.9%	—	—	6.5%	6.6%	6.5%
Variable Rate Debt	$—	$—	$—	$270,000	$—	$—	$270,000		$270,000
Average Interest Rate (a)	—	—	—	—	—	—	(a	)

(a)  Advances bear interest rates ranging from 5.48% to 6.15%

Equity Price Risk On September 30, 2008, the Company had a portfolio of securities with a total market value of $384.0 million. The total market value of the portfolio of securities was $457.5 million at September 30, 2007. The Company's investments in Atwood Oceanics, Inc. and Schlumberger, Ltd. made up 95 percent of the portfolio's market value at September 30, 2008. Although the Company sold portions of its positions in Schlumberger in 2008, 2007 and 2006, the Company makes no specific plans to sell securities, but rather sells securities based on market conditions and other circumstances. These securities are subject to a wide variety and number of market-related risks that could substantially reduce or increase the market value of the Company's holdings. Except for the Company's holdings in its equity affiliate, Atwood Oceanics, Inc., and investments in limited partnerships carried at cost, the portfolio is recorded at fair value on its balance sheet with changes in unrealized after-tax value reflected in the equity section of its balance sheet. At November 20, 2008, the total market value of the portfolio of securities had declined to approximately $175 million. Currently, the fair value exceeds the cost of the investments and, as such, impairment of the investments is not expected during the first fiscal quarter of 2009. The Company continues to monitor the fair market value of the investments but is unable to predict future market volatility and any potential impact to the Consolidated Financial Statements.

Report of Independent
Registered Public Accounting Firm

The Board of Directors and Shareholders
Helmerich & Payne, Inc.

We have audited the accompanying consolidated balance sheets of Helmerich & Payne, Inc. as of September 30, 2008 and 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Helmerich & Payne, Inc. at September 30, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2008, in conformity with U.S. generally accepted accounting principles.

As explained in Note 1 to the consolidated financial statements, effective October 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," an Interpretation of FASB Statement No. 109.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Helmerich & Payne Inc.'s internal control over financial reporting as of September 30, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 25, 2008 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Tulsa, Oklahoma
November 25, 2008

Consolidated Statements of Income

Years Ended September 30,	2008	2007	2006
	(in thousands, except per share amounts)
OPERATING REVENUES
Drilling – U.S. Land	$1,542,038	$1,174,956	$829,062
Drilling – Offshore	154,452	123,148	154,543
Drilling – International Land	328,244	320,283	230,829
Other	11,809	11,271	10,379

	2,036,543	1,629,658	1,224,813

OPERATING COSTS AND EXPENSES
Operating costs, excluding depreciation	1,086,666	862,254	661,563
Depreciation	210,766	146,042	101,583
Research and development	1,833	—	—
Acquired in-process research and development	11,129	—	—
General and administrative	57,059	47,401	51,873
Gain from involuntary conversion of long-lived assets	(10,236)	(16,661)	—
Income from asset sales	(13,490)	(41,697)	(7,492)

	1,343,727	997,339	807,527

Operating income	692,816	632,319	417,286

Other income (expense)
Interest and dividend income	5,038	4,234	9,834
Interest expense	(18,689)	(10,126)	(6,644)
Gain on sale of investment securities	21,994	65,458	19,866
Other	(1,230)	(1,532)	639

	7,113	58,034	23,695

Income before income taxes and equity in income of affiliate	699,929	690,353	440,981
Income tax provision	255,557	250,984	154,391
Equity in income of affiliate net of income taxes	17,366	9,892	7,268

NET INCOME	$461,738	$449,261	$293,858

Earnings per common share:
Basic	$4.43	$4.35	$2.81
Diluted	$4.34	$4.27	$2.77
Average common shares outstanding (in thousands):
Basic	104,284	103,338	104,658
Diluted	106,424	105,128	106,091

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets

ASSETS

September 30,	2008	2007
	(in thousands)
CURRENT ASSETS:

Cash and cash equivalents	$121,513	$89,215
Accounts receivable, less reserve of $1,331 in 2008 and $2,957 in 2007	462,833	339,819
Inventories	33,098	29,145
Deferred income taxes	21,939	11,559
Prepaid expenses and other	51,264	29,226

Total current assets	690,647	498,964

INVESTMENTS	199,266	223,360

PROPERTY, PLANT AND EQUIPMENT, at cost:
Contract drilling equipment	3,263,818	2,651,680
Construction in progress	279,422	214,642
Real estate properties	60,811	59,467
Other	150,200	131,482

	3,754,251	3,057,271
Less-Accumulated depreciation	1,072,000	904,655

Net property, plant and equipment	2,682,251	2,152,616

OTHER ASSETS	15,881	10,429

TOTAL ASSETS	$3,588,045	$2,885,369

The accompanying notes are an integral part of these statements.

LIABILITIES AND SHAREHOLDERS' EQUITY

September 30,	2008	2007
	(in thousands, except share data and per share amounts)
CURRENT LIABILITIES:

Accounts payable	$153,851	$124,556
Accrued liabilities	128,373	102,056
Notes payable	1,733	—
Long-term debt due within one year	25,000	—

Total current liabilities	308,957	226,612

NONCURRENT LIABILITIES:

Long-term debt	475,000	445,000
Deferred income taxes	479,963	363,534
Other	58,651	34,707

Total noncurrent liabilities	1,013,614	843,241

SHAREHOLDERS' EQUITY:

Common stock, $.10 par value, 160,000,000 shares authorized, 107,057,904 shares issued and outstanding	10,706	10,706
Preferred stock, no par value, 1,000,000 shares authorized, no shares issued	—	—
Additional paid-in capital	169,497	143,146
Retained earnings	2,082,518	1,645,766
Accumulated other comprehensive income	38,407	75,885

	2,301,128	1,875,503
Less treasury stock, 1,835,483 shares in 2008 and 3,572,961 shares in 2007, at cost	35,654	59,987

Total shareholders' equity	2,265,474	1,815,516

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,588,045	$2,885,369

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

	Common Stock		Additional Paid-In Capital			Accumulated Other Comprehensive Income (Loss)	Treasury Stock
				Retained Earnings	Unearned Compensation
	Shares	Amount					Shares	Amount	Total

	(in thousands, except per share amounts)
Balance, September 30,2005	107,058	$10,706	$106,944	$939,380	$(134)	$47,544	3,189	$(25,202)	$1,079,238

Comprehensive Income:
Net income				293,858					293,858
Other comprehensive income:
Unrealized gains on available-for-sale securities, net						17,591			17,591
Minimum pension liability adjustment, net						4,510			4,510

Total other comprehensive gain									22,101

Total comprehensive income									315,959

Reversal of unearned compensation upon adoption of SFAS123(R)			(66)		134		10	(68)	—
Cash dividends ($.1725 per share)				(18,111)					(18,111)
Exercise of stock options			6,019				(1,335)	6,353	12,372
Tax benefit of stock-based awards, including excess tax benefits of $10.2 million			12,851						12,851
Repurchase of common stock							1,325	(30,169)	(30,169)
Stock-based compensation			9,752						9,752

Balance, September30, 2006	107,058	10,706	135,500	1,215,127	—	69,645	3,189	(49,086)	1,381,892
Comprehensive Income:
Net income				449,261					449,261
Other comprehensive income (loss):
Unrealized losses on available-for-sale securities, net						(2,930)			(2,930)
Minimum pension liability adjustment, net						9,170			9,170

Total other comprehensive gain									6,240

Total comprehensive income									455,501

Cash dividends ($.18 per per share)				(18,622)					(18,622)
Exercise of stock options			(1,156)				(298)	4,958	3,802
Tax benefit of stock-based awards, including excess tax benefits of $1.5 million			1,792						1,792
Repurchase of common stock							682	(15,859)	(15,859)
Stock-based compensation			7,010						7,010

Balance, September 30, 2007	107,058	10,706	143,146	1,645,766	—	75,885	3,573	(59,987)	1,815,516
Adjustment to initially apply FASB Interpretation No. 48				(5,048)					(5,048)
Comprehensive Income:
Net income				461,738					461,738
Other comprehensive loss:
Unrealized losses on available-for-sale securities, net						(30,863)			(30,863)
Amortization of net periodic benefit costs – net of actuarial gain (net of $4.1 million income tax)						(6,615)			(6,615)

Total other comprehensive loss									(37,478)

Total comprehensive income									424,260

Capital adjustment of equity investee			1,669						1,669
Cash dividends ($.185 per share)				(19,938)					(19,938)
Exercise of stock options			(9,740)				(1,735)	24,277	14,537
Tax benefit of stock-based awards, including excess tax benefits of $24.9 million			27,022						27,022
Treasury stock issued for vested restricted stock			(56)				(3)	56	—
Stock-based compensation			7,456						7,456

Balance, September30, 2008	107,058	$10,706	$169,497	$2,082,518	$—	$38,407	1,835	$(35,654)	$2,265,474

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Years Ended September 30,	2008	2007	2006
	(in thousands)
OPERATING ACTIVITIES:
Net income	$461,738	$449,261	$293,858
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	210,766	146,042	101,583
Provision for bad debt	704	1,030	250
Equity in income of affiliate before income taxes	(28,009)	(15,954)	(11,723)
Stock-based compensation	7,456	7,010	9,752
Gain on sale of investment securities	(21,864)	(65,320)	(19,730)
Gain from involuntary conversion of long-lived assets	(10,236)	(16,661)	—
Income from asset sales	(13,490)	(41,697)	(7,492)
Acquired in-process research and development	11,129	—	—
Deferred income tax expense	117,998	82,294	3,504
Other	—	1,000	(987)
Change in assets and liabilities:
Accounts receivable	(127,992)	(53,773)	(120,740)
Inventories	(3,953)	(2,980)	(4,852)
Prepaid expenses and other	(25,602)	(18,606)	372
Accounts payable	(15,652)	73,780	(11,064)
Accrued liabilities	28,214	5,299	55,112
Deferred income taxes	11,593	6,107	4,490
Other noncurrent liabilities	8,028	4,235	4,057

Net cash provided by operating activities	610,828	561,067	296,390

INVESTING ACTIVITIES:
Capital expenditures	(705,635)	(894,214)	(528,905)
Acquisition of business, net of cash acquired	(12,041)	—	—
Proceeds from asset sales	22,908	51,568	11,778
Insurance proceeds from involuntary conversion	13,926	16,257	2,970
Purchase of investments	—	—	(148,440)
Proceeds from sale of investments	25,507	127,819	113,715

Net cash used in investing activities	(655,335)	(698,570)	(548,882)

FINANCING ACTIVITIES:
Repurchase of common stock	—	(17,621)	(28,407)
Increase (decrease) in notes payable	1,733	(3,721)	3,721
Decrease in long-term debt	—	(25,000)	—
Proceeds from line of credit	3,550,000	1,490,000	—
Payments on line of credit	(3,495,000)	(1,220,000)	—
Increase (decrease) in bank overdraft	—	(17,430)	17,430
Dividends paid	(19,333)	(18,638)	(17,712)
Proceeds from exercise of stock options	14,537	3,802	12,372
Excess tax benefit from stock-based compensation	24,868	1,473	10,189

Net cash provided by (used in) financing activities	76,805	192,865	(2,407)

Net increase (decrease) in cash and cash equivalents	32,298	55,362	(254,899)
Cash and cash equivalents, beginning of period	89,215	33,853	288,752

Cash and cash equivalents, end of period	$121,513	$89,215	$33,853

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

BASIS OF PRESENTATION

Certain amounts in the accompanying consolidated financial statements for prior periods have been reclassified to conform to current year presentation. Specifically, as more fully described in Note 15, the Real Estate segment previously shown separately has been included with all other non-reportable business segments.

FOREIGN CURRENCIES

The Company's functional currency for all its foreign subsidiaries is the U.S. dollar. Nonmonetary assets and liabilities are translated at historical rates and monetary assets and liabilities are translated at exchange rates in effect at the end of the period. Income statement accounts are translated at average rates for the year. Gains and losses from remeasurement of foreign currency financial statements into U.S. dollars are included in direct operating costs. Gains and losses resulting from foreign currency transactions are also included in current results of operations. Aggregate foreign currency remeasurement and transaction gains included in direct operating costs totaled $1.0 million in 2007 and losses included in direct operating costs totaled $1.6 million and $0.3 million in 2008 and 2006, respectively.

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

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation. Substantially all property, plant and equipment are depreciated using the straight-line method based on the estimated useful lives of the assets (contract drilling equipment, 4-15 years; real estate buildings and equipment, 10-50 years; and other, 3-33 years). Depreciation in the Consolidated Statements of Income includes abandonments of $13.3 million, $4.1 million and $1.7 million for 2008, 2007 and 2006, respectively. The Company charges the cost of maintenance and repairs to direct operating cost, while betterments and refurbishments are capitalized.

CAPITALIZATION OF INTEREST

The Company capitalizes interest on major projects during construction. Interest is capitalized based on the average interest rate on related debt. Capitalized interest for 2008, 2007, and 2006 was $4.7 million, $9.4 million, and $6.1 million, respectively.

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

ACQUISITIONS

The Company accounts for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Amounts allocated to acquired in-process research and development are expensed at the date of acquisition. The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact results of operations. Accordingly, for significant items, assistance from third party valuation specialists is typically obtained. The valuations are based on information available near the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management.

GOODWILL AND INTANGIBLES

Goodwill represents the excess of cost over the fair market value of net assets acquired in business combinations. Indefinite-lived intangibles are comprised of trademarks. At September 30, 2008, goodwill and other indefinite-lived intangibles totaled $1.9 million, which arose from the acquisition of TerraVici Drilling Solutions. The Company reviews goodwill and other intangibles annually, during the fourth fiscal quarter, for impairment or more frequently if indicators of impairment warrant additional analysis. In order to test for impairment, goodwill acquired is assigned to reporting units that are expected to benefit from the synergies of the related business combination. The Company determines reporting units pursuant to SFAS No. 142. Goodwill is evaluated for impairment by first comparing management's estimate of the fair value of a reporting unit with its carrying value, including goodwill. If the carrying value of a reporting unit exceeds its fair value, a computation of the implied fair value of goodwill is compared with its related carrying value. If the carrying value of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized. The Company's acquisition-related intangible assets are comprised of non-compete agreements that are amortized over periods ranging from three to five years on a straight-line basis.

CASH AND CASH EQUIVALENTS

Cash equivalents consist of investments in short-term, highly liquid securities having original maturities of three months or less. The carrying values of these assets approximate their fair market values. The Company primarily utilizes a cash management system with a series of separate accounts consisting of lockbox accounts for receiving cash, concentration accounts for moving funds into, and several "zero-balance" disbursement accounts for funding payroll and accounts payable. As a result of the Company's cash management system, checks issued, but not presented to the banks for payment, may create negative book cash balances. Checks outstanding in excess of related book cash balances are included in accounts payable where applicable and included as a financing activity in the Consolidated Statements of Cash Flows.

RESTRICTED CASH AND CASH EQUIVALENTS

The Company had restricted cash and cash equivalents of $13.3 million and $8.2 million at September 30, 2008 and 2007, respectively. Restricted cash is primarily for the purpose of potential insurance claims in the Company's wholly-owned captive insurance company. Of the total at September 30, 2008, $2.0 million is from the initial capitalization of the captive and management has elected to restrict an additional $8.6 million. The remaining $2.7 million restricted cash consists of $0.7 million for indemnification on outstanding surety bonds and $2.0 million held in escrow in conjunction with the acquisition of TerraVici Drilling Solutions. The restricted amounts are primarily invested in short-term money market securities.

The restricted cash and cash equivalents are reflected in the balance sheet as follows (in thousands):

September 30,	2008	2007
Other current assets	$10,274	$6,203
Other assets	$3,012	$2,000

INVENTORIES AND SUPPLIES

Inventories and supplies are primarily replacement parts and supplies held for use in the Company's drilling operations. Inventories and supplies are valued at the lower of cost (moving average or actual) or market value.

DRILLING REVENUES

Contract drilling revenues are comprised of daywork drilling contracts for which the related revenues and expenses are recognized as services are performed. For certain contracts, the Company receives payments contractually designated for the mobilization of rigs and other drilling equipment. Mobilization payments received, and direct costs incurred for the mobilization, are deferred and recognized on a straight line basis over the term of the related drilling contract. Costs incurred to relocate rigs and other drilling equipment to areas in which a contract has not been secured are expensed as incurred. Reimbursements received by the Company for out-of-pocket expenses are recorded as revenues and direct costs.

RENT REVENUES

The Company enters into leases with tenants in its rental properties consisting primarily of retail and multi-tenant warehouse space. The lease terms of tenants occupying space in the retail centers and warehouse buildings range from one to eleven years. Minimum rents are recognized on a straight-line basis over the term of the related leases. Overage and percentage rents are based on tenants' sales volume. Recoveries from tenants for property taxes and operating expenses are recognized in other operating revenues in the Consolidated Statements of Income. The Company's rent revenues are as follows:

Years Ended September 30,	2008	2007	2006
	(in thousands)
Minimum rents	$9,469	$8,873	$8,538
Overage and percentage rents	$1,582	$1,474	$1,219

At September 30, 2008, minimum future rental income to be received on noncancelable operating leases was as follows (in thousands):

Fiscal Year	Amount

2009	$7,824
2010	7,006
2011	5,301
2012	3,565
2013	2,315
Thereafter	9,548

Total	$35,559

Leasehold improvement allowances are capitalized and amortized over the lease term.

At September 30, 2008 and 2007, the cost and accumulated depreciation for real estate properties were as follows (in thousands):

September 30,	2008	2007

Real estate properties	$60,811	$59,467
Accumulated depreciation	(36,155)	(33,886)

	$24,656	$25,581

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

Investments in companies owned from 20 to 50 percent are accounted for using the equity method with the Company recognizing its proportionate share of the income or loss of the investee. The Company currently owns 8,000,000 shares of Atwood Oceanics, Inc. (Atwood) which represents approximately 12.5 percent of Atwood. The Company continues to account for Atwood on the equity method as the Company continues to have significant influence through its board of director seats.

The quoted market value of the Company's investment in Atwood was $291.2 million and $306.2 million at September 30, 2008 and 2007, respectively. Retained earnings at September 30, 2008 and 2007 includes approximately $60.5 million and $41.5 million, respectively, of undistributed earnings of Atwood.

Summarized financial information of Atwood is as follows:

September 30,	2008	2007	2006
	(in thousands)
Gross revenues	$526,604	$403,037	$276,625
Costs and expenses	311,166	264,013	190,503

Net income	$215,438	$139,024	$86,122

Helmerich & Payne, Inc.'s equity in net income, net of income taxes	$17,366	$9,892	$7,268

Current assets	$308,264	$216,179	$147,673
Noncurrent assets	791,694	501,545	446,156
Current liabilities	60,212	57,630	61,365
Noncurrent liabilities	196,056	44,239	73,570

Shareholders' equity	$843,690	$615,855	$458,894

Helmerich & Payne, Inc.'s investment	$104,910	$74,210	$58,256

INCOME TAXES

Current income tax expense is the amount of income taxes expected to be payable for the current year. Deferred income taxes are computed using the liability method and are provided on all temporary differences between the financial basis and the tax basis of the Company's assets and liabilities.

The Company provides for uncertain tax positions when such tax positions do not meet the recognition thresholds or measurement standards prescribed by Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48), which was adopted by the Company effective October 1, 2007, as more fully discussed in Note 3. Amounts for uncertain tax positions are adjusted in periods when new information becomes available or when positions are effectively settled. The Company recognizes accrued interest related to unrecognized tax benefits in interest expense and penalties in other expense in the Consolidation Statements of Income.

SELF INSURANCE ACCRUALS

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

STOCK-BASED COMPENSATION

The Company records compensation expense associated with stock options in accordance with SFAS No. 123(R), "Share-Based Payment". The Company adopted the modified prospective transition method provided under SFAS No. 123(R) effective October 1, 2005. Under this transition method, compensation expense associated with stock options recognized in fiscal 2008, 2007 and 2006 includes: 1) expense related to the remaining unvested portion of all stock option awards granted prior to October 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and 2) expense related to all stock option awards granted subsequent to October 1, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Compensation expense related to the Company's stock options is recorded as a component of general and administrative expenses in the Consolidated Statements of Income.

TREASURY STOCK

Treasury stock purchases are accounted for under the cost method whereby the cost of the acquired stock is recorded as treasury stock. Gains and losses on the subsequent reissuance of shares are credited or charged to additional paid-in-capital using the average-cost method.

NEW ACCOUNTING STANDARDS

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and will be adopted by the Company beginning in the first quarter of fiscal 2009. Although the Company will continue to evaluate the application of SFAS No. 157, management does not currently believe adoption will have a material impact on the Company's financial condition or operating results. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157 (FSP 157-2). FSP 157-2 amends SFAS No. 157, Fair Value Measurements, to delay the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually) and will be adopted by the Company beginning in the first quarter of fiscal 2010. In October 2008, the FASB issued FSP No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active (FSP 157-3), to clarify the application of SFAS 157 in inactive markets for financial assets. FSP 157-3 became effective upon issuance.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115 (SFAS No. 159). SFAS No. 159 establishes a fair value option permitting entities to elect the option to measure eligible financial instruments and certain other items at fair value on specified election dates. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The fair value option may be applied on an instrument-by-instrument basis and, with a few exceptions, is irrevocable and is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007 and should not be applied retrospectively to fiscal years beginning prior to the effective date, except as permitted for early adoption. At the effective date, an entity may elect the fair value option for eligible items existing at that date and the adjustment for the initial remeasurement of those items to fair value should be reported as a cumulative effect adjustment to the opening balance of retained earnings. The Company, on October 1, 2008, does not plan to elect the fair value option for any existing eligible financial instruments or certain other items.

In April 2008, the FASB issued FSP SFAS No. 142-3, Determining the Useful Life of Intangible Assets (FSP SFAS 142-3). FSP SFAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. This FSP must be applied prospectively to intangible assets acquired after the effective date. Accordingly, the Company will adopt FSP SFAS 142-3 in fiscal year 2010.

In June 2008, FASB issued Staff Position (FSP) EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities, to clarify that all outstanding unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities. An entity must include participating securities in its calculation of basic and diluted earnings per share pursuant to the two-class method pursuant to SFAS No. 128, Earnings per Share. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008 and is to be applied retrospectively. The Company is currently evaluating FSP EITF 03-6-1 to determine the impact, if any, on the Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51. Both of these standards are effective for financial statements issued for fiscal years beginning after December 15, 2008. SFAS No. 141(R) will be applied prospectively to business combinations occurring after the effective date. Earlier application is prohibited. The Company is currently evaluating the potential impact of adopting SFAS No. 160 but does not expect its adoption to have a significant impact on the Consolidated Financial Statements.

In June 2007, the FASB ratified EITF Issue No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (EITF 06-11). EITF 06-11 requires that the income tax benefits received on dividends or dividend equivalents paid to employees holding equity-classified shares be recorded as additional paid-in capital when the dividends or dividend equivalents are charged to retained earnings pursuant to SFAS No. 123(R). This EITF is applied prospectively and is effective for fiscal years beginning after December 15, 2007, and interim periods within those years. EITF 06-11 also requires the disclosure of any change in accounting policy for income tax benefits of dividends or dividend equivalents on share-based payment awards as a result of adoption. The Company will adopt EITF 06-11 beginning in the first quarter of fiscal 2009 and does not expect its adoption to have a significant impact on the Consolidated Financial Statements.

NOTE 2 NOTES PAYABLE AND LONG-TERM DEBT

At September 30, 2008 and 2007, the Company had $475 million and $445 million, respectively, in unsecured long-term debt outstanding at rates and maturities shown in the following table (in thousands):

		September 30,
Maturity Date	Interest Rate	2008	2007
Fixed-rate debt:
August 15, 2009	5.91%	$25,000	$25,000
August 15, 2012	6.46%	75,000	75,000
August 15, 2014	6.56%	75,000	75,000
Senior credit facility:
December 18, 2011	2.84%-4.06%	325,000	270,000

		500,000	445,000
Less long-term debt due within one year		25,000	—

Long-term debt		$475,000	$445,000

The terms of the fixed-rate debt obligations require the Company to maintain a minimum ratio of debt to total capitalization. The debt is held by various entities, including $8 million held by a company affiliated with one of the Company's Board members.

The Company has an agreement with a multi-bank syndicate for a $400 million senior unsecured credit facility. While the Company has the option to borrow at the prime rate for maturities of less than 30 days, the Company anticipates that the majority of all the borrowings over the life of the facility will accrue interest at a spread over the London Interbank Bank Offered Rate (LIBOR). The Company pays a commitment fee based on the unused balance of the facility. The spread over LIBOR as well as the commitment fee is determined according to a scale based on a ratio of the Company's total debt to total capitalization. The LIBOR spread ranges from .30 percent to .45 percent depending on the ratio. At September 30, 2008, the LIBOR spread on borrowings was ..35 percent and the commitment fee was .075 percent per annum.

Financial covenants in the facility require the Company to maintain a funded leverage ratio (as defined) of less than 50 percent and an interest coverage ratio (as defined) of not less than 3.00 to 1.00. The facility contains additional terms, conditions, and restrictions that the Company believes are usual and customary in unsecured debt arrangements for companies that are similar in size and credit quality. At September 30, 2008, the Company had three letters of credit totaling $25.9 million under the facility and had borrowed $325 million against the facility with $49.1 million left available to borrow. The advances bear interest ranging from 2.84 percent to 4.06 percent. Subsequent to September 30, 2008, the outstanding balance was reduced by $35 million. At September 30, 2008, the Company was in compliance with all debt covenants.

The Company also has an agreement with a single bank for an unsecured line of credit for $5 million. Pricing on the line of credit is prime minus 1.75 percent. The covenants and other terms and conditions are similar to the aforementioned senior credit facility except that there is no commitment fee. At September 30, 2008, the Company had no outstanding borrowings against this line.

At September 30, 2008, the Company had unsecured letters of credit totaling $6.3 million and a $0.7 million secured letter of credit both of which were used to obtain surety bonds for the international operations.

As of September 30, 2008, the Company had an outstanding secured note payable to a bank totaling $1.7 million denominated in a foreign currency. The interest rate of the note was 16 percent with a one year maturity. The note and interest were paid in full subsequent to September 30, 2008.

The Company has initiated discussions with lenders to obtain an additional credit facility. The Company anticipates the amount of the facility to range from $100 million to $150 million and does not expect significant difficulties in obtaining additional financing. However, because of the current conditions of the credit markets there can be no assurance that any new financing will be on equal or better terms than those of the current debt agreement.

NOTE 3 INCOME TAXES

The components of the provision for income taxes are as follows:

Years Ended September 30,	2008	2007	2006
	(in thousands)
Current:
Federal	$97,871	$125,169	$136,370
Foreign	28,875	31,552	4,304
State	10,813	11,969	10,213

	137,559	168,690	150,887

Deferred:
Federal	110,077	74,389	10,252
Foreign	(1,467)	1,528	(7,776)
State	9,388	6,377	1,028

	117,998	82,294	3,504

Total provision	$255,557	$250,984	$154,391

The amounts of domestic and foreign income before income taxes and equity in income of affiliate are as follows:

Years Ended September 30,	2008	2007	2006
	(in thousands)
Domestic	$627,344	$579,589	$389,595
Foreign	72,585	110,764	51,386

	$699,929	$690,353	$440,981

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

The components of the Company's net deferred tax liabilities are as follows:

September 30,	2008	2007
	(in thousands)
Deferred tax liabilities:
Property, plant and equipment	$440,081	$303,915
Available-for-sale securities	26,029	46,501
Equity investments	37,079	25,413
Other	557	1,415

Total deferred tax liabilities	503,746	377,244

Deferred tax assets:
Pension reserves	4,187	1,689
Self-insurance reserves	4,509	2,884
Net operating loss and foreign tax credit carryforwards	43,495	26,926
Financial accruals	32,901	21,995
Other	4,124	6

Total deferred tax assets	89,216	53,500
Valuation allowance	43,495	28,231

Net deferred tax assets	45,721	25,269

Net deferred tax liabilities	$458,025	$351,975

Reclassifications have been made to the fiscal 2007 balances for certain components of deferred tax assets and liabilities in order to conform to the current year's presentation.

The change in the Company's net deferred tax assets and liabilities is impacted by foreign currency remeasurement.

As of September 30, 2008, the Company had foreign net operating loss carryforwards for income tax purposes of $2.1 million, and foreign tax credit carryforwards of approximately $42.9 million which will expire in years 2010 through 2018. The valuation allowance is primarily attributable to foreign net operating loss carryforwards and foreign tax credit carryforwards for which it is more likely than not that these will not be utilized.

Effective income tax rates as compared to the U.S Federal income tax rate are as follows:

Years Ended September 30,	2008	2007	2006

U.S. Federal income tax rate	35%	35%	35%
Effect of foreign taxes	—	(1)	(1)
State income taxes	2	2	1

Effective income tax rate	37%	36%	35%

In July 2006, the FASB Issued FIN 48, which clarifies the accounting for uncertainty in income tax recognized in an entity's financial statements in accordance with FASB statement No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain income tax position must be recognized in the financial statements at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50 percent likelihood of being sustained. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted the provisions of FIN 48 effective October 1, 2007. The cumulative effect of adopting FIN 48 resulted in a decrease of approximately $5.0 million in retained earnings.

The Company recognizes accrued interest related to unrecognized tax benefits in interest expense, and penalties in other expense in the Consolidated Statements of Income. As of September 30, 2008 and October 1, 2007, the Company had accrued interest and penalties of $2.5 million and $2.0 million, respectively.

A reconciliation of the change in the Company's gross unrecognized tax benefits for the fiscal year ended September 30, 2008, is as follows (in thousands):

Unrecognized tax benefits at October 1, 2007	$4,628
Gross increases—current period effect of tax positions	1,064

Unrecognized tax benefits at September 30, 2008	$5,692

As of September 30, 2008 and October 1, 2007, the Company's liability for unrecognized tax benefits was $5.7 million and $4.6 million, respectively, which if recognized would affect the effective tax rate. The increase in unrecognized tax benefits was mainly due to the current period impact of tax positions taken in prior periods. The liabilities for unrecognized tax benefits and related interest and penalties are included in other noncurrent liabilities in the Company's Consolidated Balance Sheets.

The Company files a consolidated U.S. federal income tax return, as well as income tax returns in various states and foreign jurisdictions. The tax years that remain open to examination by U.S. federal and state jurisdictions include fiscal years 2004 through 2007. Audits in foreign jurisdictions are generally complete through fiscal year 2001.

It is reasonably possible that the amount of the unrecognized tax benefit with respect to certain unrecognized tax positions will increase or decrease during the next 12 months. However, the Company does not expect the change to have a material effect on results of operations or financial position.

NOTE 4 SHAREHOLDERS' EQUITY

On September 30, 2008, the Company had 105,222,421 outstanding common stock purchase rights ("Rights") pursuant to the terms of the Rights Agreement dated January 8, 1996, as amended by Amendment No. 1 dated December 8, 2005. As adjusted for the two-for-one stock splits in fiscals 1998 and 2006, and as long as the Rights are not separately transferable, one-half Right attaches to each share of the Company's common stock. Under the terms of the Rights Agreement each Right entitles the holder thereof to purchase from the Company one full unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock ("Preferred Stock"), without par value, at a price of $250 per unit. The exercise price and the number of units of Preferred Stock issuable on exercise of the Rights are subject to adjustment in certain cases to prevent dilution. The Rights will be attached to the common stock certificates and are not exercisable or transferable apart from the common stock, until ten business days after a person acquires 15 percent or more of the outstanding common stock or ten business days following the commencement of a tender offer or exchange offer that would result in a person owning 15 percent or more of the outstanding common stock. In the event the Company is acquired in a merger or certain other business combination transactions (including one in which the Company is the surviving corporation), or more than 50 percent of the Company's assets or earning power is sold or transferred, each holder of a Right shall have the right to receive, upon exercise of the Right, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The Rights are redeemable under certain circumstances at $0.01 per Right and will expire, unless earlier redeemed, on January 31, 2016.

NOTE 5 STOCK-BASED COMPENSATION

The Company has one plan providing for common-stock based awards to employees and to non-employee Directors. The plan permits the granting of various types of awards including stock options and restricted stock awards. Restricted stock may be granted for no consideration other than prior and future services. The purchase price per share for stock options may not be less than market price of the underlying stock on the date of grant. Stock options expire ten years after the grant date. The Company has the right to satisfy option exercises from treasury shares and from authorized but unissued shares.

A summary of compensation cost for stock-based payment arrangements recognized in general and administrative expense and cash received from the exercise of stock options in fiscal 2008, 2007 and 2006 is as follows (in thousands, except per share amounts):

September 30,	2008	2007	2006
Compensation expense
Stock options	$6,210	$5,643	$8,714
Restricted stock	1,246	1,367	1,038

	$7,456	$7,010	$9,752

Benefits of tax deductions in excess of recognized compensation cost of $24.9 million, $1.5 million and $10.2 million are reported as a financing cash flow in the Consolidated Statements of Cash Flow for fiscal 2008, 2007 and 2006 respectively.

In December 2005, the Company accelerated the vesting of share options held by a senior executive who retired. As a result of that modification, the Company recognized additional compensation expense of $2.8 million for the fiscal year ended September 30, 2006 that is included in the table above.

STOCK OPTIONS

Vesting requirements for stock options are determined by the Human Resources Committee of the Company's Board of Directors. Options currently outstanding began vesting one year after the grant date with 25 percent of the options vesting for four consecutive years.

The Company uses the Black-Scholes formula to estimate the fair value of stock options granted to employees. The fair value of the options is amortized to compensation expense on a straight-line basis over the requisite service periods of the stock awards, which are generally the vesting periods. The following summarizes the weighted-average assumptions in the model.

	2008	2007	2006
Risk-free interest rate	3.3%	4.6%	4.5%
Expected stock volatility	31.1%	35.9%	36.9%
Dividend yield	.5%	.7%	.5%
Expected term (in years)	4.8	5.5	5.2

Risk-Free Interest Rate.    The risk-free interest rate is based on U.S. Treasury securities for the expected term of the option.

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

The following summary reflects the stock option activity for the Company's common stock and related information for 2008, 2007, and 2006 (shares in thousands):

	2008		2007		2006
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price

Outstanding at October 1,	6,032	$15.80	5,619	$14.24	6,488	$12.29
Granted	742	35.11	731	26.90	640	29.68
Exercised	(1,845)	11.87	(298)	12.77	(1,483)	12.25
Forfeited/Expired	(110)	27.31	(20)	28.57	(26)	18.56

Outstanding on September 30,	4,819	$20.02	6,032	$15.80	5,619	$14.24

Exercisable on September 30,	3,206	$15.07	4,335	$12.70	3,847	$11.74

Shares available to grant	2,549		3,221		4,000

The following table summarizes information about stock options at September 30, 2008 (shares in thousands):

	Outstanding Stock Options			Exercisable Stock Options
Range of Exercise Prices	Options	Weighted-Average Remaining Life	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price

$6.3975 to $9.4178	257	1.2	$ 9.39	257	$ 9.39
$11.3318 to $16.0100	2,688	4.4	$13.42	2,520	$13.25
$26.8950 to $35.1050	1,874	8.3	$30.94	429	$29.19

$6.3975 to $35.1050	4,819	5.7	$20.02	3,206	$15.07

At September 30, 2008, the weighted-average remaining life of exercisable stock options was 4.5 years and the aggregate intrinsic value was $90.2 million with a weighted-average exercise price of $15.07 per share.

The number of options vested or expected to vest at September 30, 2008 was 4,800,379 with an aggregate intrinsic value of $111.5 million and a weighted-average exercise price of $19.97 per share.

As of September 30, 2008, the unrecognized compensation cost related to the stock options was $11.7 million. That cost is expected to be recognized over a weighted-average period of 2.5 years.

The weighted-average fair value of options granted during 2008, 2007 and 2006 was $10.81, $10.36 and $11.40, respectively. The total intrinsic value of options exercised during 2008, 2007 and 2006 was $21.9 million, $5.8, and $34.9 million, respectively.

The grant date fair value of shares vested during 2008, 2007 and 2006 was $5.8 million, $5.4 million and $9.1 million, respectively.

RESTRICTED STOCK

Restricted stock awards consist of the Company's common stock and are time vested over three to five years. The Company recognizes compensation expense on a straight-line basis over the vesting period. The fair value of restricted stock awards is determined based on the closing price of the Company's shares on the grant date. As of September 30, 2008, there was $3.6 million of total unrecognized compensation cost related to unvested restricted stock options. That cost is expected to be recognized over a weighted-average period of 2.5 years.

Prior to the adoption of SFAS 123(R), unearned compensation related to restricted stock awards was classified as a separate component of shareholders' equity. In accordance with the provisions of SFAS 123(R), on October 1, 2005, the balance in unearned compensation was reclassified to additional paid-in capital on the balance sheet.

A summary of the status of the Company's restricted stock awards as of September 30, 2008, and of changes in restricted stock outstanding during the fiscal years ended September 30, 2008, 2007 and 2006 is as follows (share amounts in thousands):

	2008		2007		2006
	Shares	Weighted-Average Grant Date Fair Value per Share	Shares	Weighted-Average Grant Date Fair Value per Share	Shares	Weighted-Average Grant Date Fair Value per Share

Outstanding at October 1,	240	$29.27	213	$29.57	10	$16.01
Granted	22	35.11	27	26.90	203	30.24
Vested	(3)	16.01	—	—	—	—
Forfeited/Expired	(16)	30.24	—	—	—	—

Outstanding on September 30,	243	$29.92	240	$29.27	213	$29.57

NOTE 6 EARNINGS PER SHARE

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share reflects the potential dilution that would occur if stock options were exercised and the dilution from the issuance of restricted shares, computed using the treasury stock method.

A reconciliation of the weighted-average common shares outstanding on a basic and diluted basis is as follows:

	2008	2007	2006
	(in thousands)
Basic weighted-average shares	104,284	103,338	104,658
Effect of dilutive shares:
Stock options and restricted stock	2,140	1,790	1,433

Diluted weighted-average shares	106,424	105,128	106,091

At September 30, 2008, all options were included in the computation of diluted earnings per share.

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

NOTE 7 FINANCIAL INSTRUMENTS

The Company had $175 million of fixed-rate long-term debt outstanding at September 30, 2008, which had an estimated fair value of $198 million. The debt was valued based on the prices of similar securities with similar terms and credit ratings. The Company used the expertise of an outside investment banking firm to assist with the estimate of the fair value of the long-term debt. The Company's line of credit bears interest at market rates and the cost of borrowings, if any, would approximate fair value. The estimated fair value of the Company's available-for-sale securities is primarily based on market quotes.

The following is a summary of available-for-sale securities, which excludes those accounted for under the equity method of accounting (see Note 1), investments in limited partnerships carried at cost and assets held in a Non-qualified Supplemental Savings Plan:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

	(in thousands)
Equity Securities:
September 30, 2008	$ 7,685	$ 67,867	$—	$ 75,552
September 30, 2007	$11,329	$117,646	$—	$128,975

On an on-going basis, the Company evaluates the marketable equity securities to determine if a decline in fair market is other-than-temporary. If a decline in fair market value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis established. In determining if an unrealized loss is other than temporary, the Company considers how long the market value of the investment has been below cost, how significant the decline in value is as a percentage of the original cost and the market in general and analyst recommendations.

During the years ended September 30, 2008, 2007, and 2006, marketable equity available-for-sale securities with a fair value at the date of sale of $25.5 million, $73.4 million, and $28.2 million, respectively, were sold. For the same years, the gross realized gains on such sales of available-for-sale securities totaled $22.0 million, $65.5 million, and $19.8 million, respectively.

The investments in the limited partnerships carried at cost were approximately $12.4 million at September 30, 2008 and 2007. The estimated fair value of the limited partnerships was $17.3 million and $22.3 million at September 30, 2008 and 2007, respectively. The estimated fair value exceeded the cost of investments at September 30, 2008 and 2007 and, as such, the investments were not impaired.

The assets held in a Non-qualified Supplemental Savings Plan are carried at fair market value which totaled $6.4 million and $7.8 million at September 30, 2008 and 2007, respectively.

The majority of cash equivalents are invested in taxable and non-taxable money-market mutual funds. The carrying amount of cash and cash equivalents approximates fair value due to the short maturity of those investments.

During fiscal 2007, the Company liquidated its position in auction rate securities with no realized gains or losses. The proceeds of $48.3 million were included in the sale of investments under investing activities on the Consolidated Statements of Cash Flows. There were no purchases or sales of auction rate securities during fiscal 2008.

The carrying value of other assets, accrued liabilities and other liabilities approximated fair value at September 30, 2008 and 2007.

NOTE 8 ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income for the years ended September 30, 2008, 2007 and 2006 were as follows (in thousands):

Years Ended September 30,	2008	2007	2006
Unrealized appreciation (depreciation) on securities net of tax of $(10,558), $23,076 and $18,331	$(17,227)	$37,654	$29,909
Reclassification of realized gains in net income net of tax of $8,358, $24,874 and $7,548	(13,636)	(40,584)	(12,318)
Minimum pension liability adjustments net of tax of $5,621 and $2,765	—	9,170	4,510
Amortization of net periodic benefit costs – net of actuarial gain, net of tax of $(4,054)	(6,615)	—	—

	$(37,478)	$6,240	$22,101

The components of accumulated other comprehensive income (loss) at September 30, 2008 and 2007, net of applicable tax effects, were as follows (in thousands):

September 30,	2008	2007
Unrealized appreciation on securities	$42,078	$72,941
Unrecognized actuarial gain (loss) and prior service cost	(3,671)	2,944

	$38,407	$75,885

NOTE 9 ACQUISITION OF TERRAVICI DRILLING SOLUTIONS

On May 21, 2008, the Company acquired a private limited partnership, TerraVici Drilling Solutions (TerraVici) in a transaction accounted for under the purchase method of accounting. Under the purchase method of accounting, the assets acquired and liabilities assumed of TerraVici are recorded as of the acquisition date, at their respective fair values, and consolidated with those of the Company. TerraVici's results of operations are included in the Company's consolidated financial statements from the date of acquisition. TerraVici is included with all other non-reportable business segments.

The Company paid $12.2 million to acquire TerraVici and it is now a wholly-owned subsidiary of the Company. The total purchase price included acquisition-related costs of $1.2 million. The terms of the transaction provide for future contingency payments up to $11 million based on specific commerciality milestones and certain earn-out provisions based on future earnings being met.

TerraVici is developing patented rotary steerable technology to enhance horizontal and directional drilling operations. The Company acquired TerraVici to complement technology currently used with the FlexRig. By combining this new technology with the Company's existing capabilities, the Company expects to improve drilling productivity and reduce total well cost to the customer.

The acquisition was accounted for using the purchase method of accounting and the purchase price allocation resulted in the following amounts being allocated to the assets acquired and liabilities assumed at the acquisition date based upon their respective fair values.

May 21, 2008
Amounts in thousands
Current assets	$371
Fixed assets	4,257
Trademark	919
In-process research and development	11,129
Other noncurrent assets	280

Assets acquired	16,956
Liabilities assumed	(5,477)

Net assets acquired	11,479
Goodwill	702

Acquisition cost	$12,181

The fair value of the acquired intangible assets consists primarily of indefinite-lived trademarks of $0.9 million and non-compete agreements of $0.3 million. The weighted average amortization period for the non-compete agreements is 4.0 years.

In-process research and development, or IPR&D, represents rotary steerable system (RSS) tools under development by TerraVici at the date of acquisition that had not yet achieved technological feasibility, and would have no future alternative use. Accordingly, the purchase price allocated to IPR&D was expensed immediately subsequent to the acquisition. This charge will be amortized over 15 years for tax purposes. The $11.1 million estimated fair value of IPR&D was derived using the multi-period excess-earnings method.

Pro forma summary financial results for the fiscal year ended September 30, 2008 are not presented because the consolidated results of operations, assuming the acquisition of TerraVici had occurred at the beginning of the reporting period, is not materially different from the Consolidated Statement of Income as reported.

The excess of purchase price over the fair value assigned to the assets acquired and liabilities assumed represents the goodwill resulting from the acquisition. The amount allocated to goodwill is preliminary and subject to change, depending on the results of the final purchase price allocation. The Company does not expect any portion of this goodwill to be deductible for tax purposes. The goodwill attributable to the Company's acquisition of TerraVici has been recorded as a noncurrent asset in the Company's September 30, 2008 Consolidated Balance Sheet and will not be amortized.

The allocation of the purchase price is subject to finalization of the Company's management analysis of the fair value of the assets acquired and liabilities assumed of TerraVici as of the acquisition date. The final allocation of the purchase price may result in additional adjustments to the recorded amounts of asset and liabilities and may also result in adjustments to depreciation, amortization and acquired in-process research and development. The final allocation is expected to be completed as soon as practicable but no later than 12 months after the acquisition date.

NOTE 10 EMPLOYEE BENEFIT PLANS

The Company maintains a noncontributory defined benefit pension plan covering certain U.S. employees who meet certain age and service requirements. In July 2003, the Company revised the Helmerich & Payne, Inc. Employee Retirement Plan ("Pension Plan") to close the Pension Plan to new participants effective October 1, 2003, and reduce benefit accruals for current participants through September 30, 2006, at which time benefit accruals were discontinued and the Pension Plan was frozen.

On September 30, 2007, the Company adopted the provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158"). This statement requires employers to a) recognize the funded status of a benefit plan, determined as the difference between the fair value of plan assets and the benefit obligation, as an asset or liability in the statement of financial position, b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost, c) measure the defined benefit plan assets and obligations as of the date of the employer's fiscal year-end, which the Company has used historically, and d) include additional disclosures in the notes to the financial statements about effects on net periodic benefit cost that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations.

The following table provides a reconciliation of the changes in the pension benefit obligations and fair value of assets over the two-year period ended September 30, 2008 and a statement of the funded status as of September 30, 2008 and 2007 (in thousands):

	2008	2007
Accumulated Benefit Obligation ("ABO")	$69,475	$78,247
Changes in Projected Benefit Obligations ("PBO")
Projected benefit obligation at beginning of year	$78,247	$87,669
Service cost	—	—
Interest cost	4,919	4,865
Actuarial gain	(8,975)	(9,980)
Benefits paid	(4,716)	(4,307)

Projected benefit obligation at end of year	$69,475	$78,247

Change in plan assets
Fair value of plan assets at beginning of year	$74,877	$66,752
Actual return on plan assets	(13,662)	9,782
Employer contribution	3,106	2,650
Benefits paid	(4,716)	(4,307)

Fair value of plan assets at end of year	$59,605	$74,877

Funded status of the plan at end of year	$(9,870)	$(3,370)

September 30,	2008	2007
Amounts Recognized in the Consolidated Balance Sheets (in thousands):
Current pension liability	$(43)	$(35)
Noncurrent pension liability	(9,827)	(3,335)

Net amount recognized	$(9,870)	$(3,370)

The Amounts Recognized in Accumulated Other Comprehensive Income at September 30, 2008 and 2007, and not yet reflected in net periodic benefit cost, are as follows (in thousands):
Net actuarial gain (loss)	$(5,919)	$4,749
Prior service cost	(1)	(1)

Total	$(5,920)	$4,748

The amount recognized in accumulated other comprehensive income and not yet reflected in periodic benefit cost expected to be amortized in next year's periodic benefit cost is a net actuarial gain of $201.

The weighted average assumptions used for the pension calculations were as follows:

Years Ended September 30,	2008	2007	2006
Discount rate for net periodic benefit costs	6.25%	5.75%	5.75%
Discount rate for year-end obligations	7.25%	6.25%	5.75%
Expected return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	—%	—%	5.00%

The Company does not anticipate that funding the Pension Plan in fiscal 2009 will be required. However, the Company can choose to make discretionary contributions to fund distributions in lieu of liquidating pension assets. During 2008, the Company elected to fund $3.1 million. The Company estimates contributing at least $5.0 million in fiscal 2009. However, due to the decline in the fair value of pension plan assets during 2008 and the current adverse conditions in the equity, debt and global markets, it is possible that contributions will be greater than expected.

Components of the net periodic benefit expense (benefit) were as follows (in thousands):

Years Ended September 30,	2008	2007	2006
Service cost	$—	$—	$4,713
Interest cost	4,919	4,865	4,841
Expected return on plan assets	(5,990)	(5,123)	(4,936)
Amortization of prior service cost	—	—	(1)
Recognized net actuarial loss	9	139	876

Net pension expense (benefit)	$(1,062)	$(119)	$5,493

The Pension Plan was frozen and benefit accruals were discontinued effective September 30, 2006, thus reducing the service cost of the Plan.

The following table reflects the expected benefits to be paid from the Pension Plan in each of the next five fiscal years, and in the aggregate for the five years thereafter (in thousands).

Years Ended September 30,
2009	2010	2011	2012	2013	2014-2018	Total
$3,488	$3,635	$3,818	$4,202	$4,484	$24,254	$43,881

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

The target allocation for 2009 and the asset allocation for the domestic Pension Plan at the end of fiscal 2008 and 2007, by asset category, follows:

	Target Allocation	Percentage of Plan Assets At September 30,
Asset Category	2009	2008	2007
U.S. equities	56%	58%	61%
International equities	14	15	18
Fixed income	25	24	20
Real estate and other	5	3	1

Total	100%	100%	100%

DEFINED CONTRIBUTION PLAN

Substantially all employees on the United States payroll of the Company may elect to participate in the Company sponsored 401(k)/Thrift Plan by contributing a portion of their earnings. The Company contributes amounts equal to 100 percent of the first five percent of the participant's compensation subject to certain limitations. Expensed Company contributions were $15.0 million, $10.9 million, and $8.4 million in 2008, 2007, and 2006, respectively.

FOREIGN PLAN

The Company maintains an unfunded pension plan in one of the international subsidiaries. Pension expense was approximately $0.4 million, $0.3 million and $0.4 million in 2008, 2007 and 2006, respectively. The pension liability at September 30, 2008 and 2007 was $5.0 million and $4.1 million, respectively.

NOTE 11 SUPPLEMENTAL BALANCE SHEET INFORMATION

The following reflects the activity in the Company's reserve for bad debt for 2008, 2007 and 2006:

September 30,	2008	2007	2006
	(in thousands)
Reserve for bad debt:
Balance at October 1,	$2,957	$2,007	$1,791
Provision for bad debt	704	1,030	250
Write-off of bad debt	(2,330)	(80)	(34)

Balance at September 30,	$1,331	$2,957	$2,007

Accounts receivable, prepaid expenses, and accrued liabilities at September 30 consist of the following:

September 30,	2008	2007
	(in thousands)
Accounts receivable, net of reserve:
Trade receivables	$446,846	$337,829
Income tax	15,987	—
Insurance receivable	—	1,990

	$462,833	$339,819

Prepaid expenses and other:
Prepaid value added tax	$6,146	$4,914
Restricted cash	10,274	6,203
Prepaid insurance	9,957	4,685
Deferred mobilization	13,853	6,202
Other	11,034	6,870

	$51,264	$28,874

Accrued liabilities:
Taxes payable, other than income tax	$42,884	$31,610
Accrued income taxes	—	10,033
Self-insurance liabilities	3,696	2,406
Payroll and employee benefits	44,525	36,010
Accrued operating costs	16,500	5,185
Other	20,768	16,812

	$128,373	$102,056

NOTE 12 SUPPLEMENTAL CASH FLOW INFORMATION

Years Ended September 30,	2008	2007	2006
	(in thousands)
Cash payments:
Interest paid, net of amounts capitalized	$18,595	$9,713	$6,644
Income taxes paid	$133,194	$181,591	$109,857

Capital expenditures on the Consolidated Statements of Cash Flows for the years ended September 30, 2008, 2007 and 2006, does not include additions which have been incurred but not paid for as of the end of the year. The following table reconciles total capital expenditures incurred to total capital expenditures in the Consolidated Statements of Cash Flows:

September 30,	2008	2007	2006
	(in thousands)
Capital expenditures incurred	$745,538	$825,448	$614,274
Additions incurred prior year but paid for in current year	26,954	95,720	10,351
Additions incurred but not paid for as of the end of the year	(66,857)	(26,954)	(95,720)

Capital expenditures per Consolidated Statements of Cash Flows	$705,635	$894,214	$528,905

NOTE 13 RISK FACTORS

CONCENTRATION OF CREDIT

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments, short-term investments and trade receivables. The Company places temporary cash investments in the U.S. with established financial institutions and invests in a diversified portfolio of highly rated, short-term money market instruments. In Venezuela, the Company had $43.4 million in cash at September 30, 2008, as discussed below in International Drilling Operations. The Company's trade receivables, primarily with established companies in the oil and gas industry, may impact credit risk as customers may be similarly affected by prolonged changes in economic and industry conditions. International sales also present various risks including governmental activities that may limit or disrupt markets and restrict the movement of funds. Most of the Company's international sales, however, are to large international or government-owned national oil companies. The Company performs ongoing credit evaluations of customers and does not typically require collateral in support for trade receivables. The Company provides an allowance for doubtful accounts, when necessary, to cover estimated credit losses. Such an allowance is based on management's knowledge of customer accounts. No significant credit losses have been experienced by the Company in recent history.

VOLATILITY OF MARKET

The Company's operations can be materially affected by oil and gas prices. Recently, oil and natural gas prices have been volatile and have declined substantially. While current energy prices are important contributors to positive cash flow for customers, expectations about future prices and price volatility are generally more important for determining future spending levels. This volatility, along with the difficulty in predicting future prices can lead many exploration and production companies to base their capital spending on much more conservative estimates of commodity prices. As a result, demand for contract drilling services is not always purely a function of the movement of commodity prices.

In addition, customers may finance their exploration activities through cash flow from operations, the incurrence of debt or the issuance of equity. The recent deterioration in the credit and capital markets could make it difficult for customers to obtain funding for their capital needs. A reduction of cash flow resulting from declines in commodity prices or a reduction of available financing may result in a reduction in customer spending and the demand for drilling services. This reduction in spending could have a material adverse effect on the Company's operations.

SELF-INSURANCE

The Company self-insures a significant portion of expected losses relating to worker's compensation, general, and automobile liability. Insurance coverage has been purchased for individual claims that exceed $1 million or $2 million, depending on whether a claim occurs inside or outside of the United States. The Company maintains certain other insurance coverage with deductibles as high as $5 million. Insurance is purchased over deductibles to reduce the Company's exposure to catastrophic events. The Company records estimates for incurred outstanding liabilities for worker's compensation, general liability claims and for claims that are incurred but not reported. Estimates are based on historic experience and statistical methods that the Company believes are reliable. Nonetheless, insurance estimates include certain assumptions and management judgments regarding the frequency and severity of claims, claim development, and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense that would be reported under these programs.

The Company has a wholly-owned captive insurance company, White Eagle Assurance Company (White Eagle), to provide a portion of the Company's property damage insurance for company-owned drilling rigs and to reinsure international casualty deductibles. Rig property insurance coverage for "named wind storm" perils has been limited for the past few years. The Company purchased an aggregate limit of $100 million of "named wind storm" coverage and self-insures 10 percent of that limit as well as a $3.5 million deductible. For other insured perils, the Company insures rigs and related equipment at values that approximate the current replacement cost on the inception date of the policy. The Company self-insures 10 percent of the value for offshore rig property and 30 percent of the value for land rig property. The Company also self-insures a $1.0 million per occurrence deductible. No insurance is carried against loss of earnings or business interruption. The Company is unable to obtain significant amounts of insurance to cover risks of underground reservoir damage; however, the Company is generally entitled to indemnification under its drilling contracts from this risk. Premiums paid to White Eagle by the drilling segments have been included in the drilling segment expenses but eliminated, along with the premium earned income, in the Consolidated Statements of Income.

INTERNATIONAL DRILLING OPERATIONS

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

On January 1, 2008, the Venezuelan government changed the official currency from the bolivar to the bolivar fuerte (Bsf) (2150 bolivar equals 2.15 bolivar fuerte). The Company derives its revenue in Venezuela from Petroleos de Venezuela, S.A. (PDVSA), the Venezuelan state-owned petroleum company. The Company is exposed to risks of currency devaluation in Venezuela primarily as a result of Bsf receivable balances and Bsf cash balances. In Venezuela, approximately 60 percent of the Company's billings to the Venezuelan oil company, PDVSA, are in U.S. dollars and 40 percent are in the local currency, the bolivar fuerte. In January 2003, the Venezuelan government put into effect exchange controls that fixed the exchange rate at 1600 bolivares to one U.S. dollar and also prohibited the Company, as well as other companies, from converting the bolivar into U.S. dollars. On October 1, 2003, in compliance with applicable regulations, the Company submitted a request to the Venezuelan government seeking permission to convert existing bolivar balances into U.S. dollars. In January 2004, the Venezuelan government approved the conversion of bolivar cash balances to U.S. dollars and the remittance of those U.S. dollars as dividends by the Company's Venezuelan subsidiary to the U.S. based parent. The Company was able to remit $8.8 million of such dividends in January 2004. This was the first dividend remitted under the new regulation. On January 16, 2006, a dividend of $6.5 million was paid to the U.S. based parent. On August 18, 2006, the Company applied for a $9.3 million dividend. The Venezuelan government subsequently approved $7.2 million of this dividend and on March 6, 2007, the $7.2 million was paid to the U.S. based parent. These dividends reduced the Company's exposure to currency devaluation in Venezuela.

On July 22, 2008, the Company submitted applications with the Venezuelan government requesting the approval to convert bolivar fuerte cash balances to U.S. dollars. When and if the Company receives approval from the Venezuelan government, the Company's Venezuelan subsidiary will remit approximately $28.4 million as a dividend to its U.S. based parent, thus reducing the Company's exposure to currency devaluation.

While the Company has been successful in obtaining government approval for conversion of bolivares to U.S. dollars, there is no guarantee that future conversion to U.S. dollars will be permitted. In the event that conversion to U.S. dollars would be prohibited, then bolivar fuerte cash balances would increase and expose the Company to increased risk of devaluation.

As stated above, the Company is exposed to risks of currency devaluation in Venezuela primarily as a result of Bsf receivable and cash balances. The exchange rate per U.S. dollar increased to 2150 bolivares (2.15 Bsf) during 2005 from 1920 bolivares at September 30, 2004. As a result of the 12 percent devaluation of the bolivar during fiscal 2005 (from September 2004 through August 2005), the Company experienced total devaluation losses of $0.6 million during that same period. Even though Venezuela continues to operate under the exchange controls in place and the Venezuelan Bsf exchange rate is fixed at 2.15 Bsf to one U.S. dollar, the exact amount and timing of devaluation is uncertain. At September 30, 2008, the Company had a $43.4 million cash balance denominated in Bsf included in the balance sheet and exposed to the risk of currency devaluation. While the Company is unable to predict future devaluation in Venezuela, if fiscal 2009 balance sheet components are similar to fiscal 2008 and if a 10 percent to 30 percent devaluation would occur, the Company could experience potential currency devaluation losses ranging from approximately $7.0 million to $18.0 million.

The Company has an agreement with the Venezuelan state petroleum company whereby a portion of the Company's dollar-based invoices are paid in U.S. dollars. Were this agreement to end, the Company would revert to receiving these payments in Bsf and thus increase Bsf cash balances and exposure to devaluation.

The Venezuelan subsidiary has received notification from PDVSA that reimbursement of U.S. dollar invoices previously paid in Bsf will be made only when supporting documentation has been approved. The supporting documentation has been delivered to PDVSA and is awaiting approval. The approval and subsequent payment would result in reducing the foreign currency exposure by approximately $46.3 million. The Company is unable to determine the timing of when payment will be received.

Venezuela continues to experience significant political, economic and social instability. In the event that extended labor strikes occur or turmoil increases, the Company could experience shortages in labor and/or material and supplies necessary to operate some or all of its Venezuelan drilling rigs, thereby causing an adverse effect on the Company. The Company derives its revenue in Venezuela from PDVSA. At September 30, 2008, the Company had a net receivable from PDVSA of $65.5 million of which $5.2 million was 90 days old or older. At November 1, 2008, such receivable balance had decreased to approximately $63.9 million, of which approximately $13.5 million was 90 days old or older. The Company continues to communicate with PDVSA regarding the settlement of the outstanding receivables. While the collection of the receivables is difficult and time consuming due to PDVSA policies and procedures, the Company, at this time, has no reason to believe the amounts will not be paid. Historically, PDVSA payments on accounts receivable have, by traditional business measurements, been slower than that of other customers in international countries in which the Company has drilling operations.

NOTE 14 COMMITMENTS AND CONTINGENCIES

COMMITMENTS

Since March 2005, the Company has entered into separate drilling contracts with 25 exploration and production customers to build and operate a total of 127 new FlexRigs. Subsequent to September 30, 2008, the Company announced that agreements had been reached with five of the 25 above mentioned exploration and production companies to operate an additional 13 new FlexRigs, bringing the total of the new rigs to 140. Eight of these 140 new rigs were contracted for work in International Land operations and the remaining 132 in U.S. Land operations. The construction of the 140 rigs is estimated to cost $2.2 billion, of which over 70 percent was spent by the end of fiscal 2008. During construction, rig construction cost is recorded in construction in progress and then transferred to contract drilling equipment when the rig is placed in the field for service. Equipment, parts and supplies are ordered in advance to promote efficient construction progress. At September 30, 2008, the Company had commitments outstanding of approximately $270.7 million for the purchase of drilling equipment.

LEASES

In May 2003, the Company signed a six-year lease for approximately 114,000 square feet of office space near downtown Tulsa, Oklahoma. In May 2008, the Company extended the lease for an additional ten years and added approximately 21,000 square feet of office space. Leasehold improvements made at the inception of the original lease were capitalized and are being amortized over the initial lease term. Leasehold improvements for the additional square footage are being capitalized and will amortize over the extended lease term.

Fiscal Year	Amount (in thousands)

2009	$ 5,835
2010	4,158
2011	2,595
2012	2,543
Thereafter	14,744

Total	$29,875

Total rent expense was $4.2 million, $3.7 million and $3.1 million for 2008, 2007 and 2006, respectively.

CONTINGENCIES

In August 2007, the Company experienced a fire on U.S. Land Rig 178, a 1,500 horsepower FlexRig2, when the well it was drilling had a blowout. There were no serious personal injuries although the drilling rig was lost. The rig was insured at a value that approximated replacement cost. At September 30, 2007, the net book value of the rig was removed from property, plant and equipment and a receivable from insurance was recorded, net of a $1.0 million insurance deductible expensed. During fiscal 2008, gross insurance proceeds of approximately $8.7 million were received and a gain of approximately $5.0 million was recorded. The Company anticipates settling the insurance claim before the end of the first quarter of fiscal 2009 and expects to receive additional insurance proceeds of less than $0.3 million.

In August 2005, the Company's Rig 201, which operates on an operator's tension-leg platform in the Gulf of Mexico, lost its entire derrick and suffered significant damage as a result of Hurricane Katrina. The rig was insured at a value that approximated replacement cost. Capital costs incurred in conjunction with rebuilding the rig were capitalized in fiscal 2007 and are being depreciated. Insurance proceeds received through fiscal 2007 totaled approximately $19.3 million with approximately $16.7 recorded as a gain from involuntary conversion of long-lived assets. During fiscal 2008, proceeds of approximately $5.2 million were received and recorded as a gain from involuntary conversion. Any future proceeds will be recorded as gain from involuntary conversion of long-lived assets when received. The Company expects to settle this claim early in fiscal 2009 and estimates additional proceeds of less than $0.3 million.

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

NOTE 15 SEGMENT INFORMATION

The Company operates principally in the contract drilling industry. The Company's contract drilling business includes the following reportable operating segments: U.S. Land, Offshore, and International Land. The contract drilling operations consist mainly of contracting Company-owned drilling equipment primarily to major oil and gas exploration companies. The Company's primary international areas of operation include Venezuela, Colombia, Ecuador and other South American countries. The International Land operations have similar services, have similar types of customers, operate in a consistent manner and have similar economic and regulatory characteristics. Therefore, the Company has aggregated its international operations into one reportable segment. Each reportable segment is a strategic business unit which is managed separately. Other includes non-reportable operating segments. Consolidated revenues and expenses reflect the elimination of all material intercompany transactions.

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

Due to the continued growth of the drilling segments over the past few years, the Company reevaluated its reportable segments. With the growth of the drilling segments, the Real Estate segment has become a smaller percentage of total segment operating income. In the evaluation of segment reporting, the Company determined that the total of external revenues reported by the three reportable operating segments, U.S. Land, Offshore and International Land, comprised more than 75 percent of total consolidated revenue. As a result, the Real Estate segment previously shown as a reportable segment has been included with all other non-reportable business segments. Revenues included in all other consist primarily of rental income. Financial information for fiscal 2007 and 2006 has been restated to reflect this change.

Summarized financial information of the Company's reportable segments for each of the years ended September 30, 2008, 2007, and 2006 is shown in the following table:

(in thousands)	External Sales	Inter- Segment	Total Sales	Segment Operating Income	Depreciation	Total Assets	Additions to Long-Lived Assets

2008
Contract Drilling
U.S. Land	$1,542,038	$—	$1,542,038	$605,718	$161,893	$2,660,232	$682,310
Offshore	154,452	—	154,452	33,394	12,152	152,497	14,614
International Land	328,244	—	328,244	69,973	29,614	368,659	41,696

	2,024,734	—	2,024,734	709,085	203,659	3,181,388	738,620
Other	11,809	878	12,687	(7,996)	7,107	406,657	6,918

	2,036,543	878	2,037,421	701,089	210,766	3,588,045	745,538
Eliminations	—	(878)	(878)	—	—	—	—

Total	$2,036,543	$—	$2,036,543	$701,089	$210,766	$3,588,045	$745,538

2007
Contract Drilling
U.S. Land	$1,174,956	$—	$1,174,956	$467,000	$106,107	$2,073,015	$762,501
Offshore	123,148	—	123,148	22,081	10,687	124,014	25,418
International Land	320,283	—	320,283	105,179	23,782	314,625	22,726

	1,618,387	—	1,618,387	594,260	140,576	2,511,654	810,645
Other	11,271	828	12,099	5,007	5,466	373,715	14,803

	1,629,658	828	1,630,486	599,267	146,042	2,885,369	825,448
Eliminations	—	(828)	(828)	—	—	—	—

Total	$1,629,658	$—	$1,629,658	$599,267	$146,042	$2,885,369	$825,448

2006
Contract Drilling
U.S. Land	$829,062	$—	$829,062	$351,255	$66,127	$1,356,817	$560,664
Offshore	154,543	—	154,543	31,865	11,401	110,961	18,756
International Land	230,829	—	230,829	52,318	19,471	310,836	31,245

	1,214,434	—	1,214,434	435,438	96,999	1,778,614	610,665
Other	10,379	783	11,162	4,411	4,584	356,098	3,609

	1,224,813	783	1,225,596	439,849	101,583	2,134,712	614,274
Eliminations	—	(783)	(783)	—	—	—	—

Total	$1,224,813	$—	$1,224,813	$439,849	$101,583	$2,134,712	$614,274

The following table reconciles segment operating income to income before taxes and equity in income of affiliate as reported on the Consolidated Statements of Income (in thousands).

Years Ended September 30,	2008	2007	2006
Segment operating income	$701,089	$599,267	$439,849
Income from asset sales	13,490	41,697	7,492
Gain from involuntary conversion of long-lived assets	10,236	16,661	—
Corporate general and administrative costs and corporate depreciation	(31,999)	(25,306)	(30,055)

Operating income	692,816	632,319	417,286
Other income (expense)
Interest and dividend income	5,038	4,234	9,834
Interest expense	(18,689)	(10,126)	(6,644)
Gain on sale of investment securities	21,994	65,458	19,866
Other	(1,230)	(1,532)	639

Total unallocated amounts	7,113	58,034	23,695

Income before income taxes and equity in income of affiliate	$699,929	$690,353	$440,981

The following table presents revenues from external customers and long-lived assets by country based on the location of service provided (in thousands).

Years Ended September 30,	2008	2007	2006
Revenues
United States	$1,687,075	$1,292,636	$972,021
Venezuela	167,172	127,278	84,594
Ecuador	55,100	93,903	88,709
Colombia	42,439	26,849	17,748
Other Foreign	84,757	88,992	61,741

Total	$2,036,543	$1,629,658	$1,224,813

Long-Lived Assets
United States	$2,461,726	$1,951,907	$1,284,235
Venezuela	76,867	83,804	83,160
Ecuador	25,560	45,120	42,859
Colombia	41,889	10,061	9,793
Other Foreign	76,209	61,724	63,087

Total	$2,682,251	$2,152,616	$1,483,134

Long-lived assets are comprised of property, plant and equipment.

Revenues from one company doing business with the contract drilling segment accounted for approximately 10.3 percent, 5.5 percent, and 4.2 percent of the total operating revenues during the years ended September 30, 2008, 2007, and 2006, respectively. Revenues from another company doing business with the contract drilling segment accounted for approximately 8.5 percent, 10.8 percent, and 11.2 percent of total operating revenues during the years ended September 30, 2008, 2007 and 2006, respectively. Collectively, the receivables from these customers were approximately $59.4 million and $49.0 million at September 30, 2008 and 2007, respectively.

NOTE 16 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share amounts)

2008	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Operating revenues	$456,663	$473,644	$522,517	$583,719
Operating income	168,633	155,670	177,807	190,706
Net income	107,830	102,054	125,369	126,485
Basic net income per common share	1.04	.98	1.20	1.20
Diluted net income per common share	1.02	.96	1.18	1.18

2007	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Operating revenues	$386,399	$372,536	$421,274	$449,449
Operating income	146,654	164,284	154,672	166,709
Net income	110,786	106,861	115,204	116,410
Basic net income per common share	1.07	1.04	1.11	1.13
Diluted net income per common share	1.06	1.02	1.09	1.10

The sum of earnings per share for the four quarters may not equal the total earnings per share for the year due to changes in the average number of common shares outstanding.

In the first quarter of fiscal 2008, net income includes an after-tax gain from the involuntary conversion of long-lived assets of $3.1 million, $0.03 per share on a diluted basis.

In the second quarter of fiscal 2008, net income includes an after-tax gain on the sale of available-for-sale securities of $3.3 million, $0.03 per share on a diluted basis and an after-tax gain from the sale of assets of $1.2 million, $0.01 per share on a diluted basis.

In the third quarter of fiscal 2008, net income includes an after-tax gain on the sale of available-for-sale securities of $10.0 million, $0.09 per share on a diluted basis, an after-tax gain from the sale of assets of $1.0 million, $0.01 per share on a diluted basis, and an after-tax gain from the involuntary conversion of long-lived assets of $3.5 million, $0.03 per share on a diluted basis. Included in net income for the third quarter of fiscal 2008 is an after-tax charge of $6.9 million, $0.07 per share on a diluted basis, from in-process research and development.

In the fourth quarter of fiscal 2008, net income includes an after-tax gain from the sale of assets of $5.8 million, $0.05 per share on a diluted basis. Included in net income for the fourth quarter of fiscal 2008 is after-tax equipment abandonments of $7.3 million, $0.07 per share on a diluted basis.

In the first quarter of fiscal 2007, net income includes an after-tax gain on the sale of available-for-sale securities of $16.2 million, $0.15 per share on a diluted basis.

In the second quarter of fiscal 2007, net income includes an after-tax gain from the sale of assets of $20.5 million, $0.20 per share on a diluted basis and an after-tax gain from the involuntary conversion of long-lived assets of $3.3 million, $0.03 per share on a diluted basis.

In the third quarter of fiscal 2007, net income includes an after-tax gain on the sale of available-for-sale securities of $15.5 million, $0.15 per share on a diluted basis, an after-tax gain from the sale of assets of $3.9 million, $0.03 per share on a diluted basis, and an after-tax gain from the involuntary conversion of long-lived assets of $3.7 million, $0.03 per share on a diluted basis.

In the fourth quarter of fiscal 2007, net income includes an after-tax gain on the sale of available-for-sale securities of $8.4 million, $0.08 per share on a diluted basis, an after-tax gain from the sale of assets of $1.9 million, $0.01 per share on a diluted basis, and an after-tax gain from the involuntary conversion of long-lived assets of $3.6 million, $0.04 per share on a diluted basis.

Directors	Officers

W. H. Helmerich, III
Chairman of the Board
Tulsa, Oklahoma

 Hans Helmerich
President and Chief Executive Officer
Tulsa, Oklahoma

 William L. Armstrong**(***)
President
Colorado Christian University
Lakewood, Colorado

 Glenn A. Cox*(***)
President and Chief Operating Officer, Retired
Phillips Petroleum Company
Bartlesville, Oklahoma

 Randy A. Foutch*(***)
Chairman and Chief Executive Officer
Laredo Petroleum, Inc.
Tulsa, Oklahoma

 Paula Marshall**(***)
Chief Executive Officer,
The Bama Companies, Inc.
Tulsa, Oklahoma

 Hon. Francis Rooney
Chairman, Rooney Holdings, Inc.
Former U.S. Ambassador to the Holy See, 2005-2008
Tulsa, Oklahoma

 Edward B. Rust, Jr.*(***)
Chairman, President and Chief Executive Officer
State Farm Mutual Automobile Insurance Company
Bloomington, Illinois

 John D. Zeglis*(**)(***)
Chairman and Chief Executive Officer, Retired
AT&T Wireless Services, Inc.
Basking Ridge, New Jersey
W. H. Helmerich, III
Chairman of the Board

 Hans Helmerich
President and Chief Executive Officer

 Douglas E. Fears
Executive Vice President and Chief Financial Officer

 Steven R. Mackey
Executive Vice President, Secretary, and General Counsel

 John W. Lindsay
Executive Vice President,
U.S. and International Operations of
Helmerich & Payne International Drilling Co.

 M. Alan Orr
Executive Vice President,
Engineering and Development of
Helmerich & Payne International Drilling Co.

 Gordon K. Helm
Vice President and Controller
Stockholders' Meeting
The annual meeting of stockholders will be held on March 4, 2009. A formal notice of the meeting, together with a proxy statement and form of proxy will be mailed to shareholders on or about January 26, 2009.

 Stock Exchange Listing
Helmerich & Payne, Inc. Common Stock is traded on the New York Stock Exchange with the ticker symbol "HP." The newspaper abbreviation most commonly used for financial reporting is "HelmP." Options on the Company's stock are also traded on the New York Stock Exchange.

 Stock Transfer Agent and Registrar
As of November 20, 2008, there were 675 record holders of Helmerich & Payne, Inc. common stock as listed by the transfer agent's records.

Our Transfer Agent is responsible for our shareholder records, issuance of stock certificates, and distribution of our dividends and the IRS Form 1099. Your requests, as shareholders, concerning these matters are most efficiently answered by corresponding directly with The Transfer Agent at the following address:

    Computershare Trust Company, N.A.
    Investor Services
    P.O. Box 43078
    Providence, RI 02940-3078
    Telephone: (800) 884-4225
                       (781) 575-4706

 Available Information
Quarterly reports on Form 10-Q, earnings releases, and financial statements are made available in the Investor Relations section of the Company's website. Also located on the Company's website in the Corporate Governance section are certain corporate governance documents, including the following: the charters of the committees of the Board of Directors; the Company's Corporate Governance Guidelines and Code of Business Conduct and Ethics; the Code of Ethics for Principal Executive Officer and Senior Financial Officers; the Related Person Transaction Policy; the Foreign Corrupt Practices Act Compliance Policy; certain Audit Committee Practices and a description of the means by which employees and other interested persons may communicate certain concerns to the Company's Board of Directors, including the communication of such concerns confidentially and anonymously via the Company's ethics hotline at 1-800-205-4913. Quarterly reports, earnings releases, financial statements and the various corporate governance documents are also available free of charge upon written request.

* Member, Audit Committee ** Member, Human Resources Committee *** Member, Nominating and Corporate Governance Committee
Annual CEO Certification
The annual CEO Certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual was provided to the New York Stock Exchange on or about March 14, 2008.

 Direct Inquiries To:
Investor Relations
Helmerich & Payne, Inc.
1437 South Boulder Avenue
Tulsa, Oklahoma 74119
Telephone: (918) 742-5531

Internet Address: http://www.hpinc.com

QuickLinks

  Exhibit 13