Form 10-K, Exhibit 13
period 2009-09-30
HELMERICH & PAYNE INC
filed 2009-11-25
CIK 46765

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

Helmerich & Payne, Inc.

Helmerich & Payne, Inc. is the holding Company for
Helmerich & Payne International Drilling Co., an international drilling contractor with land and offshore operations in the
United States, South America, Mexico, Trinidad and Africa.
Holdings also include commercial real estate properties in the
Tulsa, Oklahoma, area, and an energy-weighted portfolio of
securities valued at approximately $360 million as of
September 30, 2009.

FINANCIAL HIGHLIGHTS

Years Ended September 30,	2009	2008	2007
	(in thousands, except per share amounts)
Operating Revenues	$1,894,038	$2,036,543	$1,629,658
Net Income	353,545	461,738	449,261
Diluted Earnings per Share	3.32	4.34	4.27
Dividends Paid per Share	0.2000	.1850	.1800
Capital Expenditures	880,753	705,635	894,214
Total Assets	4,161,024	3,588,045	2,885,369

To the Co-owners
of Helmerich & Payne, Inc.:

         A year ago at this time, we understood that 2009 would be a challenging year for the drilling business, but we were still somewhat dismayed by the rapidity and extent of a decline that rivaled what the industry experienced in the early 1980s. In our largest segment, U.S. Land, the utilization rate fell from an average of 97 percent in October to a low of about 50 percent in June, which was significantly higher than that of our peer group. Customers seeing both the collapse in commodity prices and the implosion of the credit markets took drastic measures to conserve cash flow and protect their balance sheets by cutting drilling programs to the bone. Consequently, the Company received termination notices on term contracts representing 37 U.S. Land new build rigs, each of which had begun work prior to fiscal 2008. The option for the early termination fee was built into each of our term contracts to provide our customers with the flexibility to change their plans in mid-stream while at the same time protecting the Company for the significant financial commitments it made to build new high efficiency rigs. Although our capital risk was mitigated, we would have much preferred to continue the contracts and keep our people intact and fully engaged.

         While we are encouraged by the improvement in the energy markets since the low point early last year, we remain cautious about current supply and demand dynamics and what they mean for natural gas pricing during 2010.

         Prospects for any sustained price improvement will depend on natural gas demand in 2010. Industrial demand was hammered this past year and the size of the rebound will be tied to achieving real economic recovery. Weather related demand, aided by a winter with above average heating days, could also play an important role. Longer term opportunities for improved natural gas demand are plentiful, including inroads into the transportation fuel market.

         Of course, on the supply side of the equation, caution abounds, especially in the short-term. In addition to the well known gas shale potential, all-time high gas inventory levels are currently buttressed by a sizeable backlog of uncompleted wells. Some estimate there are approximately 1,500 of these deferred wells in the U.S.

         Future LNG imports are an ongoing source of added supply potential with worldwide capacity having jumped by a third in the last two years. It is uncertain how much of this new capacity will land in the U.S.

         While these concerns set up a possible "2nd bottom," we believe the more likely outcome is that they act to somewhat flatten the curve and push it to the right. In many respects, avoiding some of the typical volatility even on the upside would be a good thing. Arguably, the worst thing for the industry would be another price spike.

         One silver lining of this past year was that lower utilization created opportunities for us to appeal to new customers, who may not have tried a FlexRig before for lack of availability. Six FlexRigs began working in Mexico under a Schlumberger Integrated Project Management contract and we also moved four rigs to the Marcellus in Pennsylvania, which is fast becoming a key natural gas basin in the lower 48. All told, we have initiated work with 25 first time FlexRig users and all of them had cheaper alternatives in terms of dayrates. Winning new customers speaks to a larger point of gaining market share in good times and bad. Not long ago, we were number five in terms of market share in U.S. Land Drilling. This calendar year, while we still don't have the largest fleet, we achieved the highest amount of drilled footage through October in the lower 48 land market. As we've gained market share, we have also maintained premium margins to our peer group, becoming the U.S. land drilling industry's most profitable contractor during our fiscal year.

         As the industry slowly recovers, we have no illusions about the environment we're faced with. Keeping our focus on the customer's need for efficiency and safety in the field will continue to drive our long-term success. Of course that success is earned every day, 24-7. It requires hard work, a focus on safety, and is often conducted under challenging conditions. As the Company begins its 90th year as the industry's oldest land contractor, I am reminded that it is the strong values of our past, combined with a drive for innovation and improved performance that secures our future. In that spirit, I feel a deep sense of gratitude toward the H&P men and women whose commitment and loyalty continue to make that possible.

Sincerely,

Hans Helmerich President
November 25, 2009

Financial & Operating Review

Years Ended September 30,	2009	2008	2007

SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME*†

Operating Revenues	$1,894,038	$2,036,543	$1,629,658
Operating Costs, excluding depreciation	1,011,558	1,086,666	862,254
Depreciation**	236,437	210,766	146,042
General and Administrative Expense	59,413	57,059	47,401
Operating Income (loss)	583,532	692,816	632,319
Interest and Dividend Income	4,965	5,038	4,234
Gain on Sale of Investment Securities	—	21,994	65,458
Interest Expense	13,490	18,689	10,126
Net Income from Continuing Operations	353,545	461,738	449,261
Net Income	353,545	461,738	449,261
Diluted Earnings Per Common Share:
Net Income from Continuing Operations	3.32	4.34	4.27
Net Income	3.32	4.34	4.27

*$000's omitted, except per share data †All data excludes discontinued operations except net income. **2004 includes an asset impairment of $51,516 and depreciation of $94,425

SUMMARY FINANCIAL DATA*

Cash**	$ 141,486	$ 121,513	$ 89,215
Working Capital**	221,026	381,690	272,352
Investments	356,404	199,266	223,360
Property, Plant, and Equipment, Net**	3,265,907	2,682,251	2,152,616
Total Assets	4,161,024	3,588,045	2,885,369
Long-term Debt	420,000	475,000	445,000
Shareholders' Equity	2,683,009	2,265,474	1,815,516
Capital Expenditures	880,753	705,635	894,214
*$000's omitted ** Excludes discontinued operations.

RIG FLEET SUMMARY
Drilling Rigs –
U. S. Land – FlexRigs	163	146	118
U. S. Land – Highly Mobile	11	12	12
U. S. Land – Conventional	27	27	27
Offshore Platform	9	9	9
International Land	44	30	27

Total Rig Fleet	254	224	193
Rig Utilization Percentage –
U. S. Land – FlexRigs	76	100	100
U. S. Land – Highly Mobile	29	83	93
U. S. Land – Conventional	39	80	87
U. S. Land – All Rigs	68	96	97
Offshore Platform	89	75	65
International Land	68	82	90

2006	2005	2004	2003	2002	2001	2000	1999

$1,224,813	$ 800,726	$ 589,056	$ 504,223	$ 523,418	$ 528,187	$ 383,898	$ 430,475
661,563	484,231	417,716	346,259	362,133	331,063	249,318	288,969
101,583	96,274	145,941	82,513	61,447	49,532	77,317	70,092
51,873	41,015	37,661	41,003	36,563	28,180	23,306	24,629
417,286	192,756	(6,885)	38,137	64,667	123,613	34,826	49,024
9,834	5,809	1,965	2,467	3,624	9,128	18,215	4,830
19,866	26,969	25,418	5,529	24,820	1,189	13,295	2,547
6,644	12,642	12,695	12,289	980	1,701	2,730	5,389
293,858	127,606	4,359	17,873	53,706	80,467	36,470	32,115
293,858	127,606	4,359	17,873	63,517	144,254	82,300	42,788

2.77	1.23	.04	.18	.53	.79	.36	.32
2.77	1.23	.04	.18	.63	1.42	.82	.43

$ 33,853	$ 288,752	$ 65,296	$ 38,189	$ 46,883	$ 128,826	$ 107,632	$ 21,758
164,143	410,316	185,427	110,848	105,852	223,980	179,884	82,893
218,309	178,452	161,532	158,770	150,175	203,271	307,425	240,891
1,483,134	981,965	998,674	1,058,205	897,445	650,051	526,723	553,769
2,134,712	1,663,350	1,406,844	1,417,770	1,227,313	1,300,121	1,200,854	1,073,465
175,000	200,000	200,000	200,000	100,000	50,000	50,000	50,000
1,381,892	1,079,238	914,110	917,251	895,170	1,026,477	955,703	848,109
528,905	86,805	90,212	242,912	312,064	184,668	65,820	78,357

73	50	48	43	26	13	6	6
12	12	11	11	11	11	10	11
28	29	28	29	29	25	22	23
9	11	11	12	12	10	10	10
27	26	32	32	33	37	40	39

149	128	130	127	111	96	88	89

100	100	99	97	96	100	99	79
100	99	91	89	97	89	95	90
95	82	67	58	70	99	77	61
99	94	87	81	84	97	85	69
69	53	48	51	83	98	94	95
90	77	54	39	51	56	47	53

Management's Discussion and Analysis of Financial Condition and Results of Operations

Helmerich & Payne, Inc.

RISK FACTORS AND FORWARD-LOOKING STATEMENTS

The following discussion should be read in conjunction with Part I of our Form 10-K as well as the Consolidated Financial Statements and related notes thereto. Our future operating results may be affected by various trends and factors, which are beyond our control. These include, among other factors, fluctuations in oil and natural gas prices, unexpected expiration or termination of drilling contracts, currency exchange gains and losses, changes in general economic conditions, disruptions to the global credit markets, rapid or unexpected changes in technologies, risks of foreign operations, uninsured risks, changes in domestic and foreign policies, laws and regulations and uncertain business conditions that affect our businesses. Accordingly, past results and trends should not be used by investors to anticipate future results or trends.

With the exception of historical information, the matters discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations include forward-looking statements. These forward-looking statements are based on various assumptions. We caution that, while we believe such assumptions to be reasonable and make them in good faith, assumed facts almost always vary from actual results. The differences between assumed facts and actual results can be material. We are including this cautionary statement to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by us or persons acting on our behalf. The factors identified in this cautionary statement and those factors discussed under Risk Factors beginning on page 6 of our Form 10-K are important factors (but not necessarily all important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by us or persons acting on our behalf. We undertake no duty to update or revise our forward-looking statements based on changes of internal estimates or expectations or otherwise.

EXECUTIVE SUMMARY

Helmerich & Payne, Inc. is primarily a contract drilling company which owned and operated a total of 254 drilling rigs at September 30, 2009. Our contract drilling segments include the U.S. Land segment in which we had 201 rigs, the Offshore segment in which we had 9 offshore platform rigs, and the International Land segment in which we had 44 rigs at September 30, 2009. As oil and natural gas prices steeply declined and the credit markets tightened in late calendar 2008, customers aggressively reduced drilling budgets. As a result, we experienced a decline in rig utilization in the U.S. Land segment and in some countries in the International Land segment. We believe that utilization has stabilized and is now slowly improving. During this cycle, we have had the opportunity to attract new customers. Additionally, we are seeing opportunities for expansion in international markets as we entered Mexico and placed a second rig in Africa during the fiscal year. We have also penetrated new markets in the U.S. Drilling has become more challenging with growing unconventional plays, requiring more highly capable rigs which are expected to be in short supply as demand improves. With our fleet that includes 183 FlexRigs with advanced technology, we are well positioned to meet the long-term needs of our customers and compete successfully for opportunities in an improving market.

RESULTS OF OPERATIONS

All per share amounts included in the Results of Operations discussion are stated on a diluted basis. Our net income for 2009 was $353.5 million ($3.32 per share), compared with $461.7 million ($4.34 per share) for 2008 and $449.3 million ($4.27 per share) for 2007. Included in our net income were after-tax gains from the sale of investment securities of $13.5 million ($0.13 per share) in 2008 and $40.2 million ($0.38 per share) in 2007. Net income also includes after-tax gains from the sale of assets of $3.6 million ($0.04 per share) in 2009, $8.6 million ($0.08 per share) in 2008 and $26.5 million ($0.25 per share) in 2007. Included in net income in 2009 and 2008 are after-tax gains of $0.3 million and $6.5 million ($0.06 per share), respectively, from involuntary conversion of long-lived assets that sustained significant damage as a result of Hurricane Katrina in 2005. Also included in net income is our portion of income from an equity affiliate, Atwood Oceanics, Inc. (Atwood), of $0.09 per share in 2009, $0.16 per share in 2008 and $0.09 per share in 2007. Effective April 1, 2009, we determined we no longer had the ability to exercise significant influence over operating and financial policies at Atwood and discontinued accounting for Atwood using the equity method. The investment in Atwood is now recorded at fair value with changes deferred as a component of other comprehensive income.

Consolidated operating revenues were $1,894.0 million in 2009, $2,036.5 million in 2008, and $1,629.7 million in 2007. During 2007 and 2008, U.S. land revenues increased due to the addition of FlexRigs combined with continued increases in dayrates since 2005. In 2009, as oil and natural gas prices declined and uncertainty in the capital markets increased, customers reduced spending on exploration and development drilling causing a reduction in rig utilization. Our U.S. land rig utilization was 68 percent in 2009, 96 percent in 2008 and 97 percent in 2007. The average number of U.S. land rigs available was 194 rigs in 2009, 171 rigs in 2008 and 134 rigs in

2007. Revenue in the Offshore segment increased over the three-year period primarily as a result of rig utilization for offshore rigs increasing to 89 percent in 2009, compared to 75 percent in 2008 and 65 percent in 2007. International rig revenues decreased in 2009 after increasing in 2008 from 2007. Contributing to the decrease in revenue in 2009 was the discontinuation of recording revenue in Venezuela for the last three fiscal quarters of 2009. Additionally, rig utilization in 2009 declined to 68 percent as we discontinued work in Venezuela as contracts expired. For further detail regarding Venezuela, see the International Land segment below and Note 14 of the Consolidated Financial Statements. The increase in revenue in 2008 from 2007 was due to increases in dayrates even though rig utilization declined in 2008 to 82 percent from 90 percent in 2007.

We did not sell any investment securities in 2009, but recorded gains of $22.0 million in 2008 and $65.5 million in 2007. Interest and dividend income was $5.0 million in 2009 and 2008 and $4.2 million in 2007.

Direct operating costs in 2009 were $1,011.6 million, compared with $1,086.7 million in 2008 and $862.3 million in 2007. Direct operating costs for all three years were 53 percent of operating revenues.

Depreciation expense was $236.4 million in 2009, $210.8 million in 2008 and $146.0 million in 2007. Included in depreciation are abandonments of equipment of $5.3 million in 2009, $13.3 million in 2008, and $4.1 million in 2007. Depreciation expense, exclusive of the abandonments, increased over the three-year period as we placed into service 25 new rigs in 2009, 29 in 2008 and 48 in 2007. Depreciation expense in 2010 is expected to increase from 2009 from new rigs placed into service during 2009 and additional rigs placed into service during 2010. (See Liquidity and Capital Resources)

As conditions warrant, management performs an analysis of the industry market conditions in each drilling segment. Based on this analysis, management determines if any impairment is required. In 2009, 2008 and 2007, no impairment was recorded.

General and administrative expenses totaled $59.4 million in 2009, $57.1 million in 2008, and $47.4 million in 2007. The $2.3 million increase in 2009 from 2008 is primarily due to an increase in banking and legal fees associated with obtaining new debt, increased pension expense and services associated with the FCPA investigation and settlement discussed further in Item 3 Legal Proceedings of our Form 10-K. These increases were partially offset with a decrease in current year employee bonus accruals. The increase in 2008 from 2007 was primarily a result of increases in expenses associated with employee labor and employee benefits due to increases in the number of employees.

Interest expense was $13.5 million in 2009, $18.7 million in 2008, and $10.1 million in 2007. The interest expense is primarily attributable to the fixed-rate intermediate debt outstanding in each year and advances on the senior credit facility in 2009 and 2008. Interest expense decreased in 2009 from 2008 primarily as a result of reduced interest rates. Interest expense in 2008 increased from 2007 due to higher outstanding debt balances during 2008. Capitalized interest was $6.6 million, $4.7 million and $9.4 million in 2009, 2008 and 2007, respectively. All of the capitalized interest is attributable to our rig build program. The higher capitalized interest in 2007 was due to a higher number of new rigs being constructed during that year.

The provision for income taxes totaled $232.4 million in 2009, $255.6 million in 2008, and $251.0 million in 2007. The effective income tax rate increased to 40 percent in 2009 from 37 percent in 2008, and 36 percent in 2007. The increase in the effective tax rate is primarily due to Venezuelan income taxes being calculated using the accrual method of accounting for financial purposes while we are recognizing revenue in Venezuela using the cash basis method of accounting. Deferred income taxes are provided for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. Recoverability of any tax assets are evaluated and necessary allowances are provided. The carrying value of the net deferred tax assets is based on management's judgments using certain estimates and assumptions that we will be able to generate sufficient future taxable income in certain tax jurisdictions to realize the benefits of such assets. If these estimates and related assumptions change in the future, additional valuation allowances may be recorded against the deferred tax assets resulting in additional income tax expense in the future. (See Note 3 of the Consolidated Financial Statements for additional income tax disclosures.)

On May 21, 2008, we acquired a private limited partnership, TerraVici Drilling Solutions (TerraVici) in a transaction accounted for under the purchase method of accounting. Under the purchase method of accounting, the assets and liabilities of TerraVici were recorded as of the acquisition date, at their respective fair values, and consolidated with our financial statements. The operations for TerraVici are included with all other non-reportable business segments.

TerraVici is developing patented rotary steerable technology to enhance horizontal and directional drilling operations. We acquired TerraVici to complement technology currently used with FlexRigs. The process of drilling has become increasingly challenging as preferred well types deviate from simple vertical drilling. By combining this new technology with our existing capabilities, we expect to improve drilling productivity and reduce total well cost to the customer.

We paid a total purchase price of $12.2 million, including acquisition related fees of $1.2 million. In conjunction with the acquisition, we recorded an in-process research and development (IPR&D) charge of $11.1 million in 2008. The IPR&D represents rotary steerable system (RSS) tools under development by TerraVici at the date of acquisition that had not yet achieved technological feasibility, and would have no future alternative use. The $11.1 million estimated fair value of the IPR&D was derived using the multi-period excess-earnings method. The terms of the transaction provide for future contingency payments up to $11 million based on specific commerciality milestones and certain earn-out provisions based on future earnings being met.

During 2009 and 2008, we incurred $9.7 million and $1.8 million, respectively, of research and development expenses related to ongoing development of the RSS. We anticipate research and development expenses to be approximately $2.5 million in each quarter during 2010.

The following tables summarize operations by reportable operating segment.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

	2009	2008	% Change

U.S. LAND OPERATIONS	(in thousands, except operating statistics)
Operating revenues	$1,441,164	$1,542,038	(6.5)%
Direct operating expenses	663,385	756,828	(12.4)
General and administrative expense	16,812	17,599	(4.5)
Depreciation	187,259	161,893	15.7

Segment operating income	$ 573,708	$ 605,718	(5.3)

Operating Statistics:
Revenue days	48,055	59,804	(19.7)%
Average rig revenue per day	$ 28,194	$ 24,522	15.0
Average rig expense per day	$ 12,009	$ 11,393	5.4
Average rig margin per day	$ 16,185	$ 13,129	23.3
Number of rigs at end of period	201	185	8.6
Rig utilization	68%	96%	(29.2)

Operating statistics for per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses of $86,297 and $75,519 for 2009 and 2008, respectively.
Rig utilization excludes seven FlexRigs completed and ready for delivery at September 30, 2009.

Operating income in the U.S. Land segment decreased to $573.7 million in 2009 from $605.7 million in 2008. Included in U.S. land revenues for 2009 is approximately $169.4 million from early termination revenue and revenue from customers that requested delivery delays for new FlexRigs. The average revenue per day for 2009 increased $3,672 of which $3,524 is attributable to the early termination related revenue and customer requested delivery delay revenue for new FlexRigs.

During 2009, we received 37 early termination notices from customers corresponding to the new rig build program. All 37 rigs released had been deployed to the field prior to fiscal 2008.

Direct operating expenses decreased 12.4 percent from 2008 to 2009, and the expense as a percentage of revenue declined to 46 percent in 2009 from 49 percent in 2008. The average rig expense per day, however, increased during 2009 due to fixed expenses incurred on idle rigs including property taxes and insurance as well as labor and other expenses associated with stacking rigs.

Rig utilization decreased to 68 percent in 2009 from 96 percent in 2008. The total number of rigs at September 30, 2009 was 201 compared to 185 rigs at September 30, 2008. The net increase is due to 22 new FlexRigs having been completed and placed into service, 7 rigs completed and ready for service, 7 transferred to the International Land segment with customer commitments, 5 transferred to the International Land segment to be used for bidding prospective work, and 1 rig removed and held for sale. Depreciation includes charges for abandoned equipment of $4.9 million and $13.2 million in 2009 and 2008, respectively. Excluding the abandonment amounts, depreciation in 2009 increased 23 percent from 2008 due to the increase in available rigs.

We expect to complete and deliver another seven new FlexRigs by the end of the third fiscal quarter of 2010. Like those completed in fiscal 2009, each of these new rigs is committed to work for an exploration and production company under a fixed term contract, performing drilling services on a daywork contract basis. As a result of the new FlexRigs added in 2009 and additional rigs scheduled for completion in 2010, we anticipate depreciation expense to continue to increase in fiscal 2010.

During 2009, the economic recession, including the decrease in oil and natural gas prices and deterioration in the credit markets, had a significant effect on customer spending and drilling activity. As a result, the industry's active land drilling rig count in the U.S. land market declined by over fifty percent from the Fall of 2008 to the Summer of 2009. Although not as severe as that experienced by most of our peers, we experienced a significant decline in drilling activity. Since June 2009, however, the industry's U.S. land rig count has been experiencing a slight recovery. At September 30, 2009, 122 out of 201 existing rigs in the U.S. Land segment were generating revenue. Of the 122 rigs generating revenue, 94 were under fixed term contracts, and 28 were working in the spot market. At November 19, 2009, the number of existing rigs under fixed term contracts in the segment increased to 96, and the number of rigs working in the spot market increased to 31.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

	2009	2008	% Change
OFFSHORE OPERATIONS	(in thousands, except operating statistics)
Operating revenues	$204,702	$154,452	32.5%
Direct operating expenses	133,442	104,454	27.8
General and administrative expense	4,095	4,452	(8.0)
Depreciation	11,872	12,152	(2.3)

Segment operating income	$ 55,293	$ 33,394	65.6

Operating Statistics:
Revenue days	2,938	2,442	20.3%
Average rig revenue per day	$ 48,677	$ 47,743	2.0
Average rig expense per day	$ 27,373	$ 29,655	(7.7)
Average rig margin per day	$ 21,304	$ 18,088	17.8
Number of rigs at end of period	9	9	—
Rig utilization	89%	75%	18.7

Operating statistics of per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses of $34,125 and $16,330 for 2009 and 2008, respectively. Also excluded are the effects of offshore platform management contracts and currency revaluation expense.

Segment operating income in our Offshore segment increased 66 percent in 2009 from 2008 due to higher activity including a rig that began work in Trinidad during 2008.

Currently, we have seven of our nine platform rigs working. One of the seven rigs is expected to become idle during the first quarter of fiscal 2010 and one of the two idle rigs began work under a new contract in November 2009.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

	2009	2008	% Change
INTERNATIONAL LAND OPERATIONS	(in thousands, except operating statistics)
Operating revenues	$237,397	$328,244	(27.7)%
Direct operating expenses	213,552	224,683	(5.0)
General and administrative expense	2,892	3,974	(27.2)
Depreciation	28,180	29,614	(4.8)

Segment operating income (loss)	$ (7,227)	$ 69,973	(110.3)

Operating Statistics:
Revenue days	7,374	8,026	(8.1)%
Average rig revenue per day	$ 29,650	$ 37,604	(21.2)
Average rig expense per day	$ 25,993	$ 24,489	6.1
Average rig margin per day	$ 3,657	$ 13,115	(72.1)
Number of rigs at end of period	44	30	46.7
Rig utilization	68%	82%	(17.1)

Operating statistics of per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses of $18,755 and $26,431 for 2009 and 2008, respectively. Also excluded are the effects of currency revaluation expense.
Rig utilization at September 30, 2009 excludes one FlexRig completed and ready for delivery and two FlexRigs delivered waiting on customer location. Rig utilization at September 30, 2008 excludes four FlexRigs completed and ready for delivery.

The International Land segment had an operating loss of $7.2 million for 2009 compared to operating income of $70.0 million for 2008. As further discussed in Note 14 of the Consolidated Financial Statements, we determined that as of the beginning of the second quarter of fiscal 2009 and forward, services to our customer in Venezuela, Petroleos de Venezuela, S.A. (PDVSA), no longer met the revenue recognition criteria as collectability became uncertain. As a result, $57.9 million of revenue was not recorded during 2009. Primarily because of this change, revenue and average revenue per day decreased in 2009 compared to 2008. Revenues not recognized in 2009 will be recognized in future periods when cash is collected.

Rig utilization for international land operations decreased to 68 percent in 2009 from 82 percent in 2008. The ability to collect accounts receivables in U.S. dollars from PDVSA deteriorated to the point that during the second fiscal quarter of 2009, we decided to discontinue work as contracts expired. All of our eleven rigs in Venezuela were active at the end of 2008. At the end of 2009, one rig remained active and has since become idle. During 2009, 12 rigs were transferred to the International Land segment from the U.S. Land segment. Of those twelve, seven are under contract and the remaining five are being used for bidding prospective work. The reduced activity in Venezuela and rigs transferred to the segment that are not yet working contributed to the decrease in utilization. The total number of rigs at September 30, 2009 was 44 compared to 30 rigs at September 30, 2008. The increase is due to two FlexRigs completed and ready for delivery and 12 rigs transferred from the U.S. Land segment. Three of the FlexRigs completed in 2008 were placed into service in 2009. The fourth rig completed in 2008 is under contract and will be sent to a location to be determined by the operator.

The average rig expense per day increased in 2009 from 2008 primarily due to labor and stacking expenses related to rigs that became idle during 2009.

We will continue to pursue future drilling opportunities in Venezuela, but do not expect to commit to new contracts until additional progress is made on unpaid invoices and converting local currency to U.S. dollars.

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
Rig utilization excludes one FlexRig completed and ready for delivery at September 30, 2007.

Operating income in the U.S. Land segment increased to $605.7 million in 2008 from $467.0 million in 2007. Improvement in revenue was primarily the result of increased revenue days and increased dayrates for new rigs placed in service during 2008. Rig utilization decreased to 96 percent in 2008 from 97 percent in 2007. At September 30, 2008, two conventional rigs and one highly mobile rig were stacked. The total number of rigs at September 30, 2008 was 185 compared to 157 rigs at September 30, 2007. The increase was due to 28 new FlexRigs being completed and placed into service. Depreciation included charges for abandoned equipment of $13.2 million and $2.3 million in 2008 and 2007, respectively. Excluding the abandonment amounts, depreciation in 2008 increased 43.2 percent from 2007 due to the increase in available rigs.

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

Segment operating income in our Offshore segment increased 51.2 percent in 2008 from 2007 due to increased activity and a rig beginning work in Trinidad.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	2008	2007	% Change
INTERNATIONAL LAND OPERATIONS	(in thousands, except operating statistics)
Operating revenues	$328,244	$320,283	2.5%
Direct operating expenses	224,683	188,086	19.5
General and administrative expense	3,974	3,236	22.8
Depreciation	29,614	23,782	24.5

Segment operating income (loss)	$ 69,973	$105,179	(33.5)

Operating Statistics:
Revenue days	8,026	8,886	(9.7)%
Average rig revenue per day	$ 37,604	$ 31,465	19.5
Average rig expense per day	$ 24,489	$ 16,708	46.6
Average rig margin per day	$ 13,115	$ 14,757	(11.1)
Number of rigs at end of period	30	27	11.1
Rig utilization	82%	90%	(8.9)

Operating statistics of per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses of $26,431 and $40,113 for 2008 and 2007, respectively. Also excluded are the effects of currency revaluation expense.
Rig utilization excludes four FlexRigs completed and ready for delivery at September 30, 2008.

Segment operating income for our International Land segment decreased 33.5 percent from 2007 to 2008. Depreciation and operating income for 2008 were negatively impacted by an adjustment of approximately $5.9 million related to prior years' depreciation. Rig utilization for international land operations decreased to 82 percent in 2008 from 90 percent in 2007. Direct operating expenses increased in 2008 from 2007 as oilfield cost inflation pressures and labor cost increases in the international markets were experienced.

LIQUIDITY AND CAPITAL RESOURCES

Our capital spending was $880.8 million in 2009, $705.6 million in 2008, and $894.2 million in 2007. Net cash provided from operating activities was $897.3 million in 2009, $610.8 million in 2008 and $561.1 million in 2007. Our 2010 capital spending estimate is approximately $225 million, a decrease from the $881 million incurred during 2009. The primary reason for the decrease in estimated capital expenditures is that only seven contracted new FlexRigs are scheduled to be completed during 2010, a significant reduction in the number of new rigs built compared to 2009.

Historically, we have financed operations primarily through internally generated cash flows. In periods when internally generated cash flows are not sufficient to meet liquidity needs, we will either borrow from available credit sources or, if market conditions are favorable, sell portfolio securities. Likewise, if we are generating excess cash flows, we may invest in short-term investments. In 2009, we purchased $12.5 million of short-term investments.

We manage a portfolio of marketable securities that, at the close of fiscal 2009, had a market value of $359.5 million. Our investments in Atwood and Schlumberger, Ltd. made up 95 percent of the portfolio's market value on September 30, 2009. The value of the portfolio is subject to fluctuation in the market and may vary considerably over time. Excluding our investments in limited partnerships carried at cost, the portfolio is recorded at fair value on our balance sheet.

We generated cash proceeds from the sale of portfolio securities of $25.5 million in 2008 and $73.4 million in 2007. We did not sell any portfolio securities in 2009.

The following table reconciles cash proceeds from the sale of portfolio securities stated above to proceeds from sale of investments shown in the Consolidated Statements of Cash Flows in our Consolidated Financial Statements:

	2009	2008	2007
	(in thousands)
Proceeds from the sale of portfolio securities	$—	$25,507	$ 73,405
Sales with a trade date in current fiscal year but cash received in subsequent fiscal year	—	—	6,093
Proceeds from the sale of short-term investments	—	—	48,321

Proceeds from sale of investments per Consolidated Statements of Cash Flows	$—	$25,507	$127,819

In 2008, proceeds were from the sale of 170,000 shares of Schlumberger, Ltd. and all other available-for-sale securities we owned. In 2007, proceeds were primarily from the sale of 1,012,500 shares of Schlumberger, Ltd. Proceeds in both years were primarily used to fund capital expenditures.

Our proceeds from asset sales totaled $8.7 million in 2009, $22.9 million in 2008 and $51.6 million in 2007. In 2008, two international land rigs were sold generating $13.0 million in proceeds. Income from asset sales in 2008 totaled $13.5 million. In 2007, one U.S. land rig and two offshore rigs were sold generating $36.7 million in proceeds. Income from all asset sales in 2007 totaled $41.7 million. The rigs sold in each year were idle at the time of the sales and, with our emphasis on FlexRig technology, we took advantage of the opportunity to sell older rigs. In each year we also had sales of old or damaged rig equipment and drill pipe used in the ordinary course of business.

In 2009, 2008 and 2007, we received insurance proceeds of approximately $0.2 million, $5.3 million and $19.2 million, respectively, for damages sustained to our offshore Rig 201 during Hurricane Katrina. During the fourth quarter of fiscal 2007, our Rig 178 was lost when the well it was drilling had a blowout. During 2009 and 2008, we received gross insurance proceeds of approximately $0.3 million and $8.7 million, respectively, in connection with the loss of Rig 178. We recorded a net gain from involuntary conversion of approximately $0.5 million in 2009, $10.2 million in 2008 and $16.7 million in 2007. The proceeds, shown in the Consolidated Statements of Cash Flows under investing activities, were used to rebuild Rig 201 and replace Rig 178. The costs for both rigs were capitalized with Rig 201 returning to work in the fourth fiscal quarter of 2007 and the replacement rig returning to work in 2008. We have settled both claims and no additional insurance proceeds are expected.

From March 2005 through November 2008, we announced commitments with exploration and production companies to build a cumulative total of 140 new FlexRigs under fixed term contracts to perform drilling services on a daywork basis. Eight of these 140 new rigs were contracted for work in International Land operations and the remaining 132 in U.S. Land operations. We completed 133 of the 140 rigs through fiscal 2009 and have seven remaining new FlexRigs to complete by the end of the third fiscal quarter of 2010. The total estimated construction cost of all 140 rigs, including tubular and other ancillary equipment, is currently $2.2 billion, most of which was spent by the end of fiscal 2009.

We have $150 million of intermediate-term unsecured debt obligations with staged maturities of $75 million in August, 2012 and $75 million in August, 2014. The annual average interest rate through maturity will be 6.50 percent. The terms of the debt obligations require that we maintain a minimum ratio of debt to total capitalization.

On July 21, 2009, we closed a private placement of our senior unsecured fixed rate notes maturing in July 2016 and received proceeds of $200 million. Interest on the notes will be paid semi-annually based on an annual rate of 6.10 percent. We will make five equal annual principal repayments of $40 million starting on the third anniversary of the closing date. Financial covenants require that we maintain a funded leverage ratio of less than 55 percent and an interest coverage ratio (as defined) of not less than 2.50 to 1.00. The note purchase agreement also contains additional terms, conditions, and restrictions that we believe are usual and customary in unsecured debt arrangements for companies that are similar in size and credit quality. The $200 million of proceeds from this facility were used to reduce our $400 million senior credit facility by $105 million and the remainder was used to fund capital expenditures and for other general corporate purposes.

We have an agreement with a multi-bank syndicate for a five-year, $400 million senior unsecured credit facility expiring December 2011. We have the option to borrow at the prime rate for maturities of less than 30 days but anticipate the majority of all of the borrowings over the remaining life of the facility will accrue interest at a spread over the London Interbank Bank Offered Rate (LIBOR). We pay a commitment fee based on the unused balance of the facility. The spread over LIBOR and the commitment fee are determined according to a scale based on the ratio of our total debt to total capitalization. The LIBOR spread ranges from .30 percent to .45 percent depending on the ratio. Based on the ratio at the close of the 2009 fiscal year, the LIBOR spread on borrowings was .35 percent and the commitment fee was ..075 percent per annum. The advances bear an interest rate of .60 percent. At September 30, 2009, we had two letters of credit totaling $21.9 million under the facility and had borrowed $70 million against the facility with $308.1 million remaining available to borrow. Subsequent to September 30, 2009, we reduced the debt by $30 million and had $338.1 million available to borrow.

In January 2009, we closed an agreement with a multi-bank syndicate for a $105 million unsecured line of credit that matures January 2010. We committed to fully fund this facility for the entire term at a spread over 30 day LIBOR. The spread over LIBOR is determined according to the same scale of debt to total capitalization used in our $400 million facility which is described in the preceding paragraph. The spread over LIBOR for the new facility has increased to a range of 2 percent to 2.75 percent. At September 30, 2009, the spread on the borrowing was 2.25 percent over LIBOR. Simultaneous with the closing of this facility, we entered into an interest-rate swap with the same maturity and a notional amount of $105 million. We believe that the swap will act to fix the annualized interest rate of the facility at approximately 3.17 percent assuming the spread remains at 2.25 percent over LIBOR. The interest rate swap qualifies as a derivative and was not designated as a hedging instrument and, as such, we have not applied hedge accounting. At the end of an accounting period, the interest rate swap is recorded in the Consolidated Balance Sheet at fair value, either in other current assets or accrued liabilities, and any related gains or losses are recognized on our Consolidated Statement of Income within interest expense. The fair value of the interest rate swap liability at September 30, 2009 was $0.2 million and is included in accrued liabilities in the Consolidated Balance Sheet. Interest expense on the interest rate swap was $0.6 million during 2009.

Financial covenants in both facilities require that we maintain a funded leverage ratio (as defined) of less than 50 percent and an interest coverage ratio (as defined) of not less than 3.00 to 1.00. Both facilities contain additional terms, conditions, and restrictions that we believe are usual and customary in unsecured debt arrangements for companies that are similar in size and credit quality.

At September 30, 2009, we were in compliance with all debt covenants.

At September 30, 2009, we had unsecured letters of credit totaling $3.2 million which were used to obtain surety bonds for our international operations.

At September 30, 2009, we had 107 existing rigs with contracts under fixed terms with original term durations ranging from twelve months to seven years, with some expiring in fiscal 2010. The contracts provide for termination at the election of the customer, with an early termination payment to be paid if a contract is terminated prior to the expiration of the fixed term. The 2009 economic slowdown, including the decrease in oil and natural gas prices and deterioration in the credit markets had a significant effect on customer spending. As a result, during 2009 some of our customers exercised termination provisions and elected to pay the early termination fee in lieu of continued drilling. While most of our customers are primarily major oil companies and large independent oil companies, a risk exists that a customer, especially a smaller independent oil company, may become unable to meet its obligations and may exercise its early termination election in the future and not be able to pay the early termination fee. Although not expected at this time, our future revenue and operating results would be negatively impacted if this were to happen.

Our operating cash requirements and estimated capital expenditures, including completion of the remaining rig construction, for fiscal 2010 will be funded through current cash, cash provided from operating activities, funds available under the current credit facilities, funds available under any new credit facility and, possibly, sales of available-for-sale securities. We anticipate that we will be able to utilize working capital as well as available borrowing capacity under our $400 million line of credit to pay off the $105 million facility when it matures in January 2010.

The current ratio was 1.7 at September 30, 2009 and 2.2 at September 30, 2008. The long-term debt to total capitalization ratio was 14 percent and 17 percent at September 30, 2009 and 2008, respectively. The decrease is due to equity increasing, primarily from earnings and a decrease in long-term debt.

During 2009, we paid dividends of $0.20 per share, or a total of $21.1 million, representing the 37th consecutive year of dividend increases.

STOCK PORTFOLIO HELD

September 30, 2009	Number of Shares	Cost Basis	Market Value
	(in thousands, except share amounts)
Atwood Oceanics, Inc.	8,000,000	$121,498	$282,160
Schlumberger, Ltd.	967,500	7,685	57,663
Other		12,369	19,707

Total		$141,552	$359,530

MATERIAL COMMITMENTS

We have no off balance sheet arrangements other than operating leases discussed below. Our contractual obligations as of September 30, 2009, are summarized in the table below in thousands:

	Payments due by year

Contractual Obligations	Total	2010	2011	2012	2013	2014	After 2014

Long-term debt and estimated interest (a)	$517,887	$ 22,385	$22,385	$206,382	$54,205	$126,159	$86,371
Short-term debt and estimated interest (b)	106,041	106,041	—	—	—	—	—
Operating leases (c)	32,182	8,165	6,145	3,050	2,569	2,271	9,982
Purchase obligations (c)	63,092	63,092	—	—	—	—	—

Total Contractual Obligations	$719,202	$199,683	$28,530	$209,432	$56,774	$128,430	$96,353

(a)  The estimated future interest payments on our variable-rate credit facilities were based on the interest rate and principal balance at September 30, 2009. Interest on fixed-rate debt was estimated based on principal maturities. See Note 2 "Debt" to our Consolidated Financial Statements.
(b)  Estimated interest was calculated based on the interest rate at September 30, 2009 and includes the value of an interest rate swap liability at September 30, 2009. See Note 2 "Debt" to our Consolidated Financial Statements.
(c)  See Note 15 "Commitments and Contingencies" to our Consolidated Financial Statements.

The above table does not include obligations for our pension plan or amounts recorded for uncertain tax positions.

In 2009, we contributed $0.8 million to the pension plan. Based on current information available from plan actuaries, we estimate contributing at least $3.0 million in 2010 to meet the minimum contribution required by law. We expect to make additional contributions to fund distributions in lieu of liquidating pension assets. With the unpredictability in the equity, debt and global markets, it is possible that contributions in fiscal 2010 will be greater than expected. Future contributions beyond 2010 are difficult to estimate due to multiple variables involved.

At September 30, 2009, we had $6.9 million recorded for uncertain tax positions and related interest and penalties. However, the timing of such payments to the respective taxing authorities cannot be estimated at this time. Income taxes are more fully described in Note 3 to the Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Consolidated Financial Statements are impacted by the accounting policies used and the estimates and assumptions made by management during their preparation. These estimates and assumptions are evaluated on an on-going basis. Estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following is a discussion of the critical accounting policies and estimates used in our financial statements. Other significant accounting policies are summarized in Note 1 to the Consolidated Financial Statements.

Property, Plant and Equipment Property, plant and equipment, including renewals and betterments, are stated at cost, while maintenance and repairs are expensed as incurred. Interest costs applicable to the construction of qualifying assets are capitalized as a component of the cost of such assets. We account for the depreciation of property, plant and equipment using the straight-line method over the estimated useful lives of the assets considering the estimated salvage value of the property, plant and equipment. Both the estimated useful lives and salvage values require the use of management estimates. Certain events, such as unforeseen changes in operations, technology or market conditions, could materially affect our estimates and assumptions related to depreciation. Management believes that these estimates have been materially accurate in the past. For the years presented in this report, no significant changes were made to the determinations of useful lives or salvage values. Upon retirement or other disposal of fixed assets, the cost and related accumulated depreciation are removed from the respective accounts and any gains or losses are recorded in the results of operations.

Impairment of Long-lived Assets Management assesses the potential impairment of our long-lived assets whenever events or changes in conditions indicate that the carrying value of an asset may not be recoverable. Changes that could prompt such an assessment may include equipment obsolescence, changes in the market demand for a specific asset, periods of relatively low rig utilization, declining revenue per day, declining cash margin per day, completion of specific contracts, and/or overall changes in general market conditions. If a review of the long-lived assets indicates that the carrying value of certain of these assets is more than the estimated undiscounted future cash flows, an impairment charge is made to adjust the carrying value to the estimated fair market value of the asset. The fair value of drilling rigs is determined based on quoted market prices, if available, otherwise it is determined based upon estimated discounted future cash flows and rig utilization. Cash flows are estimated by management considering factors such as prospective market demand, recent changes in rig technology and its effect on each rig's marketability, any cash investment required to make a rig marketable, suitability of rig size and makeup to existing platforms, and competitive dynamics due to lower industry utilization. Use of different assumptions could result in an impairment charge different from that reported.

Fair Value of Financial Instruments Fair value is defined as an exit price, which is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. The degree of judgment utilized in measuring the fair value of assets and liabilities generally correlates to the level of pricing observability. Financial assets and liabilities with readily available, actively quoted prices or for which fair value can be measured from actively quoted prices in active markets generally have more pricing observability and require less judgment in measuring fair value. Conversely, financial assets and liabilities that are rarely traded or not quoted have less price observability and are generally measured at fair value using valuation models that require more judgment. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency of the asset, liability or market and the nature of the asset or liability. The carrying amounts reported in the statement of financial position for current assets and current liabilities qualifying as financial instruments approximate fair value because of the short-term nature of the instruments. Marketable securities are carried at fair value generally determined by quoted market prices. We have categorized financial assets and liabilities measured at fair value into a three-level hierarchy in accordance with Accounting Standards Codification 820-10. (See Note 7 of the Consolidated Financial Statements for disclosures.)

Self-Insurance Accruals We self-insure a significant portion of expected losses relating to worker's compensation, general liability, employer's liability, and auto liabilities. Generally, deductibles are $1 million or $2 million per occurrence depending on whether a claim occurs inside or outside of the United States. We maintain certain other insurance coverage with deductibles as high as $5 million. Insurance is purchased over deductibles to reduce our exposure to catastrophic events. Estimates for incurred outstanding liabilities for worker's compensation, general liability claims and for claims that are incurred but not reported are recorded. Estimates are based on historic experience and statistical methods that we believe are reliable.

Nonetheless, insurance estimates include certain assumptions and management judgments regarding the frequency and severity of claims, claim development and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense that would be reported under these programs.

Our wholly-owned captive insurance company, White Eagle Assurance Company, provides a portion of our physical damage insurance for company-owned drilling rigs and reinsures international casualty deductibles. With the exception of "named windstorm" risk in the Gulf of Mexico, we insure rig and related equipment at values that approximate the current replacement cost on the inception date of the policy. We self-insure a $1 million per occurrence, as well as 10 percent of the estimated replacement cost of offshore rigs and 30 percent of the estimated replacement cost for land rigs and equipment. We have two insurance policies covering six offshore platform rigs for "named windstorm" risk in the Gulf of Mexico. The first policy covers four rigs and has a $55 million insurance limit over a $20 million deductible. We have been indemnified by a customer for $17 million of this deductible. The second policy covers two rigs and has a $40 million limit and a $3.5 million deductible. We maintain certain other insurance coverage with deductibles as high as $5 million. Excess insurance is purchased over these coverages to limit our exposure to catastrophic claims, but there can be no assurance that such coverage will respond or be adequate in all circumstances. Retained losses are estimated and accrued based upon our estimates of the aggregate liability for claims incurred, and, using adjuster's estimates, our historical loss experience or estimation methods that are believed to be reliable. Nonetheless, insurance estimates include certain assumptions and management judgments regarding the frequency and severity of claims, claim development, and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense and related liabilities.

Pension Costs and Obligations Our pension benefit costs and obligations are dependent on various actuarial assumptions. We make assumptions relating to discount rates and expected return on plan assets. Our discount rate is determined by matching projected cash distributions with the appropriate corporate bond yields in a yield curve analysis. The discount rate was lowered from 7.25 percent to 5.42 percent as of September 30, 2009 to reflect changes in the market conditions for high-quality fixed-income investments. The expected return on plan assets is determined based on historical portfolio results and future expectations of rates of return. Actual results that differ from estimated assumptions are accumulated and amortized over the estimated future working life of the plan participants and could therefore affect the expense recognized and obligations in future periods. As of September 30, 2006, the Pension Plan was frozen and benefit accruals were discontinued. As a result, the rate of compensation increase assumption has been eliminated from future periods. We anticipate pension expense in 2010 to increase from 2009 by an estimated $2.1 million.

Stock-Based Compensation Historically, we have granted stock-based awards to key employees and non-employee directors as part of their compensation. We estimate the fair value of all stock option awards as of the date of grant by applying the Black-Scholes option-pricing model. The application of this valuation model involves assumptions, some of which are judgmental and highly sensitive. These assumptions include, among others, the expected stock price volatility, the expected life of the stock options and risk-free interest rate. Expected volatilities were estimated using the historical volatility of our stock, based upon the expected term of the option. We consider information in determining the grant date fair value that would have indicated that future volatility would be expected to be significantly different than historical volatility. The expected term of the option was derived from historical data and represents the period of time that options are estimated to be outstanding. The risk-free interest rate for periods within the estimated life of the option was based on the U.S. Treasury Strip rate in effect at the time of the grant. The fair value of each award is amortized on a straight-line basis over the vesting period for awards granted to employees. Stock-based awards granted to non-employee directors are expensed immediately upon grant.

The fair value of restricted stock is based on the closing price of our common stock on the date of grant. We amortize the fair value of restricted stock awards to compensation expense on a straight-line basis over the vesting period. At September 30, 2009, unrecognized compensation cost related to unvested restricted stock was $2.2 million. The cost is expected to be recognized over a weighted-average period of 1.5 years.

Revenue Recognition Revenues and expenses for daywork contracts are recognized daily as the work progresses. For certain contracts, payments are received that are contractually designated for the mobilization of rigs and other drilling equipment. Revenues earned, net of direct costs incurred for the mobilization, are deferred and recognized over the term of the related drilling contract. Other lump-sum payments received from customers relating to specific contracts are deferred and amortized to income as services are performed. Costs incurred to relocate rigs and other drilling equipment to areas in which a contract has not been secured are expensed as incurred. For contracts that are terminated prior to the specified term, early termination payments received by us are recognized as revenues when all contractual requirements are met.

NEW ACCOUNTING STANDARDS

Effective October 1, 2008, we adopted the disclosure requirements of Accounting Standards Codification (ASC) 820-10, Fair Value Measurements and Disclosures issued by the Financial Accounting Standards Board (FASB) in September 2006, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance for carrying instruments at fair value. Our adoption of the required portions of ASC 820-10 as of October 1, 2008 did not have a material impact on our financial position, results of operations or cash flows. ASC 820-10-65, Transition related to FASB Staff Position FAS157-2, issued in February 2008, delays the application of ASC 820-10 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually), and will be adopted by us beginning the first quarter of fiscal 2010. Our adoption on October 1, 2009 is not expected to have a significant impact on the Consolidated Financial Statements.

ASC 825-10, Financial Instruments, permits choosing to measure certain financial assets and liabilities at fair value. We elected not to measure any assets or liabilities at fair value which were not being so measured prior to adopting ASC 820-10 on October 1, 2008.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05, Measuring Liabilities at Fair Value (ASU 2009-05). This update provides amendments to ASC 820, Fair Value Measurements and Disclosure, for the fair value measurement of liabilities when a quoted price in an active market is not available. ASU 2009-05 is effective for reporting periods beginning after August 28, 2009, which means that it will be effective for our first quarter beginning October 1, 2009. We do not currently believe this update will have a significant impact on the Consolidated Financial Statements.

On October 1, 2009, we adopted the requirements regarding the accounting for income tax benefits of dividends on share-based payment awards. As a result of the adoption, we recognize a realized income tax benefit associated with dividends or dividend equivalents paid on nonvested equity-classified employee share-based payment awards that are charged to retained earnings as an increase to additional paid-in capital. The adoption did not have a material impact on our financial position, results of operations or cash flows.

In June 2008, the FASB issued guidance contained in ASC 260-10-45 to clarify that all outstanding unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities. An entity must include participating securities in its calculation of basic and diluted earnings per share pursuant to the two-class method pursuant to ASC 260-10-05, Earnings per Share. We will adopt ASC 260-10-45 October 1, 2009. All prior-period earnings per share data presented will be adjusted retrospectively to conform to the provisions of ASC 260-10-45. We expect the impact, if any, of adopting ASC 260-10-45 to be immaterial on our prior period earnings per share.

ASC 715-20-65, Transition related to SFAS 132R-1, Employers' Disclosures about Postretirement Benefit Plan Assets, was issued by the FASB in December 2008. The new guidance requires employers of public and nonpublic companies to disclose more information about how investment allocation decisions are made, more information about major categories of plan assets, including concentration of risk and fair-value measurements, and the fair-value techniques and inputs used to measure plan assets. The disclosure requirements are effective for years ending after December 15, 2009. We will adopt the disclosure requirements for the year ended September 30, 2010, on a prospective basis. We do not expect the adoption to have a material impact on the Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Rate Risk We have operations in several South American countries, Trinidad, Mexico and Africa. With the exception of Argentina and Venezuela, our exposure to currency valuation losses is usually immaterial due to the fact that virtually all invoice billings and receipts in other countries are in U.S. dollars. The exchange rate between the U.S. dollar and the Argentine peso stayed within a narrow range for seven years and then devalued 27 percent during fiscal 2009, resulting in the recording a $2.2 million currency loss.

We are exposed to risks of currency devaluation in Venezuela primarily as a result of bolivar fuerte (Bsf) receivable balances and Bsf cash balances. We have an agreement with the Venezuelan state oil company, PDVSA, whereby 60 percent of our billings are in U.S. dollars and 40 percent are in the local currency, the bolivar fuerte. PDVSA has previously paid U.S. dollar invoices in Bsf which increases our exposure to foreign currency devaluation. In 2008, we received notification from PDVSA that exchange of those U.S. dollar invoices previously paid in Bsf would be made only when supporting documentation had been approved. The supporting documentation was delivered to PDVSA and is awaiting approval. The approval and subsequent payment would result in reducing the foreign currency exposure by approximately $37.5 million. We are unable to determine when payment will be received.

Since 2005, the Venezuelan government has had exchange controls that fix the exchange rate at 2.15 Bsf to one U.S. dollar and also prohibits us, as well as other companies, from converting the Bsf into U.S. dollars. Since that time, we have, in compliance with applicable regulations, submitted three separate requests to the Venezuelan government seeking permission to convert existing Bsf balances into U.S. dollars. All three requests were approved by the Venezuelan government and we were permitted to remit U.S. dollars as dividends from the Venezuelan subsidiary to the U.S. based parent. These dividends reduced our exposure to currency devaluation in Venezuela.

On July 22, 2008, we submitted another application with the Venezuelan government requesting the approval to convert Bsf cash balances to U.S. dollars. When and if we receive approval from the Venezuelan government, our Venezuelan subsidiary will remit approximately $28.4 million as a dividend to its U.S. based parent as cash balances permit. While we have been successful in obtaining government approval for conversion of Bsf to U.S. dollars, there is no guarantee that future conversion to U.S. dollars will be permitted. In the event that conversion to U.S. dollars would be prohibited, then Bsf cash balances could increase and we would be exposed to increased risk of devaluation.

Past devaluation losses may not be reflective of the actual potential for future devaluation losses. Venezuela continues to operate under exchange controls and the Venezuelan Bsf exchange rate has remained fixed at 2.15 Bsf to one U.S. dollar since March 2005. The exact amount and timing of any future devaluations attributable to the Venezuelan Bsf exchange rate is uncertain. At September 30, 2009, we had $45.3 million in cash denominated in Bsf exposed to the risk of currency devaluation. Additionally, we have other current assets including accounts receivable exposed to currency devaluation.

While we are unable to predict future devaluation in Venezuela, if fiscal 2010 balance sheet components are similar to fiscal 2009 and if a 10 percent to 100 percent devaluation were to occur, we could experience potential currency devaluation losses ranging from approximately $6.6 million to $35.7 million.

We are not operating in any country that is currently considered highly inflationary, which is defined as cumulative inflation rates exceeding 100 percent in the most recent three-year period. The economy in Venezuela has not been considered to be highly inflationary in the past five years, but it is reasonably possible that Venezuela may be considered highly inflationary again at some time in the future. All of our foreign subsidiaries use the U.S. dollar as the functional currency and local currency monetary assets are remeasured into U.S. dollars with gains and losses resulting from foreign currency transactions included in current results of operations. As such, if a foreign economy is considered highly inflationary, there would be no impact on the Consolidated Financial Statements.

Credit Risk Typically, contract drilling revenues are recognized as services are performed. In U.S. generally accepted accounting principles, one of the basic revenue recognition criteria is that collectability of the revenue is reasonably assured. Our revenue in Venezuela is from providing drilling services to PDVSA, the Venezuelan state-owned petroleum company. We determined, as of the beginning of the second quarter of fiscal 2009 and forward, that the revenue recognition criteria in Venezuela is no longer met as collectability of revenue is not reasonably assured, primarily due to the uncertainty of the timing of collectability as discussed further below. As a result of this change, $57.9 million of revenue was not recorded in the International Land segment during fiscal 2009. Since the beginning of the second quarter of fiscal 2009, approximately $69.3 million (U.S. dollars and U.S. currency equivalent) was collected from PDVSA of which $61.4 million was applicable to the accounts receivable balance at the end of the first fiscal quarter of 2009. As of September 30, 2009, the Consolidated Balance Sheet reflected accounts receivable from PDVSA of $26.6 million. Subsequent to the end of fiscal 2009, additional payments of approximately $20.8 million (U.S. dollars and U.S. currency equivalent) were received through November 19, 2009. Approximately 73 percent of this corresponds to accounts receivable at the end of the first fiscal quarter and the remainder to invoices issued for work performed after the first fiscal quarter of 2009. We do not have enough information to conclude that the remaining receivable balance is not probable of collection. However, there is uncertainty regarding the timing of the collection due to the current political, economic and social instability in Venezuela, the dependence by Venezuela on oil to largely support its economy and the failure of PDVSA to pay many service companies working in Venezuela. The collection of receivables from PDVSA has historically been more difficult and slower than that of other customers in international countries in which we have drilling operations due to PDVSA policies and procedures.

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

In addition, customers may finance their exploration activities through cash flow from operations, the incurrence of debt or the issuance of equity. The deterioration in the credit and capital markets in 2008 and the apparent slow, cautious recovery since, could make it difficult for customers to obtain funding for their capital needs. A reduction of cash flow resulting from declines in commodity prices or a reduction of available financing may result in a reduction in customer spending and the demand for drilling services. This reduction in spending could have a material adverse effect on our business, financial condition or operations.

We attempt to secure favorable prices through advanced ordering and purchasing for drilling rig components. While these materials have generally been available at acceptable prices, there is no assurance the prices will not vary significantly in the future. Any fluctuations in market conditions causing increased prices in materials and supplies could impact future operating costs adversely.

Interest Rate Risk Our interest rate risk exposure results primarily from short-term rates, mainly LIBOR-based, on borrowings from our commercial banks. We have reduced the impact of fluctuations in interest rates by maintaining a portion of our debt portfolio in fixed-rate debt. At September 30, 2009, the amount of our fixed-rate debt was approximately 83 percent of total debt.

The following tables provide information as of September 30, 2009 and 2008 about our interest rate risk sensitive instruments:

INTEREST RATE RISK AS OF SEPTEMBER 30, 2009 (dollars in thousands)

	2010	2011	2012	2013	2014	After 2014	Total		Fair Value 9/30/09
Fixed-Rate Debt	$—	$—	$115,000	$40,000	$115,000	$80,000	$350,000		$380,925
Average Interest Rate	—	—	6.4%	6.1%	6.5%	6.1%	6.3%
Variable Rate Debt	$—	$—	$ 70,000	$ —	$ —	$ —	$ 70,000		$ 70,000
Average Interest Rate (a)							(a	)

(a)  Advances bear interest rate of .60%

INTEREST RATE RISK AS OF SEPTEMBER 30, 2008 (dollars in thousands)

	2009	2010	2011	2012	2013	After 2013	Total		Fair Value 9/30/08
Fixed Rate Debt	$25,000	$—	$ —	$75,000	$—	$75,000	$175,000		$198,000
Average Interest Rate	5.9%	—	—	6.5%	—	6.6%	6.5%
Variable Rate Debt	$ —	$—	$325,000	$ —	$—	$ —	$325,000		$325,000
Average Interest Rate (a)	—	—	—	—	—	—	(a	)

(b)  Advances bear interest rates ranging from 2.84% to 4.06%

Equity Price Risk On September 30, 2009, we had a portfolio of securities with a total fair value of $359.5 million. The total fair value of the portfolio of securities was $384.0 million at September 30, 2008. Our investments in Atwood Oceanics, Inc. and Schlumberger, Ltd. made up 95 percent of the portfolio's fair value at September 30, 2009. Although we sold portions of our positions in Schlumberger in 2008 and 2007, we make no specific plans to sell securities, but rather sell securities based on market conditions and other circumstances. These securities are subject to a wide variety and number of market-related risks that could substantially reduce or increase the fair value of our holdings. Except for our investments in limited partnerships carried at cost, the portfolio is recorded at fair value on the balance sheet with changes in unrealized after-tax value reflected in the equity section of the balance sheet. At November 19, 2009, the total fair value of the portfolio of securities had increased to approximately $387.3 million. Currently, the fair value exceeds the cost of the investments. We continually monitor the fair value of the investments but are unable to predict future market volatility and any potential impact to the Consolidated Financial Statements.

Report of Independent
Registered Public Accounting Firm

The Board of Directors and Shareholders
Helmerich & Payne, Inc.

We have audited the accompanying consolidated balance sheets of Helmerich & Payne, Inc. as of September 30, 2009 and 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Helmerich & Payne, Inc. at September 30, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective October 1, 2007, the Company adopted the requirements for accounting for uncertainty in income taxes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Helmerich & Payne Inc.'s internal control over financial reporting as of September 30, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 24, 2009 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Tulsa, Oklahoma
November 24, 2009

Consolidated Statements of Income

Years Ended September 30,	2009	2008	2007

	(in thousands, except per share amounts)
OPERATING REVENUES
Drilling – U.S. Land	$1,441,164	$1,542,038	$1,174,956
Drilling – Offshore	204,702	154,452	123,148
Drilling – International Land	237,397	328,244	320,283
Other	10,775	11,809	11,271

	1,894,038	2,036,543	1,629,658

OPERATING COSTS AND EXPENSES
Operating costs, excluding depreciation	1,011,558	1,086,666	862,254
Depreciation	236,437	210,766	146,042
Research and development	9,671	1,833	—
Acquired in-process research and development	—	11,129	—
General and administrative	59,413	57,059	47,401
Gain from involuntary conversion of long-lived assets	(541)	(10,236)	(16,661)
Income from asset sales	(6,032)	(13,490)	(41,697)

	1,310,506	1,343,727	997,339

Operating income	583,532	692,816	632,319

Other income (expense)
Interest and dividend income	4,965	5,038	4,234
Interest expense	(13,490)	(18,689)	(10,126)
Gain on sale of investment securities	—	21,994	65,458
Other	808	(1,230)	(1,532)

	(7,717)	7,113	58,034

Income before income taxes and equity in income of affiliate	575,815	699,929	690,353
Income tax provision	232,381	255,557	250,984
Equity in income of affiliate net of income taxes	10,111	17,366	9,892

NET INCOME	$ 353,545	$ 461,738	$ 449,261

Earnings per common share:
Basic	$ 3.36	$ 4.43	$ 4.35
Diluted	$ 3.32	$ 4.34	$ 4.27
Average common shares outstanding (in thousands):
Basic	105,364	104,284	103,338
Diluted	106,650	106,424	105,128

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets

ASSETS

September 30,	2009	2008
	(in thousands)
CURRENT ASSETS:

Cash and cash equivalents	$ 141,486	$ 121,513
Short-term investments	12,500	—
Accounts receivable, less reserve of $659 in 2009 and $1,331 in 2008	246,790	462,833
Inventories	44,723	33,098
Deferred income taxes	12,861	21,939
Assets held for sale	1,023	—
Prepaid expenses and other	63,549	51,264

Total current assets	522,932	690,647

INVESTMENTS	356,404	199,266

PROPERTY, PLANT AND EQUIPMENT, at cost:
Contract drilling equipment	4,076,371	3,263,818
Construction in progress	232,055	279,422
Real estate properties	61,114	60,811
Other	176,797	150,200

	4,546,337	3,754,251
Less-Accumulated depreciation	1,280,430	1,072,000

Net property, plant and equipment	3,265,907	2,682,251

OTHER ASSETS	15,781	15,881

TOTAL ASSETS	$4,161,024	$3,588,045

The accompanying notes are an integral part of these statements.

LIABILITIES AND SHAREHOLDERS' EQUITY

September 30,	2009	2008
	(in thousands, except share data and per share amounts)
CURRENT LIABILITIES:

Accounts payable	$ 70,218	$ 153,851
Accrued liabilities	126,688	128,373
Short-term debt	105,000	—
Notes payable	—	1,733
Long-term debt due within one year	—	25,000

Total current liabilities	301,906	308,957

NONCURRENT LIABILITIES:

Long-term debt	420,000	475,000
Deferred income taxes	681,542	479,963
Other	74,567	58,651

Total noncurrent liabilities	1,176,109	1,013,614

SHAREHOLDERS' EQUITY:

Common stock, $.10 par value, 160,000,000 shares authorized, 107,057,904 shares issued as of September 30, 2009 and 2008 and 105,486,218 and 105,222,421 shares outstanding as of September 30, 2009 and 2008, respectively	10,706	10,706
Preferred stock, no par value, 1,000,000 shares authorized, no shares issued	—	—
Additional paid-in capital	176,039	169,497
Retained earnings	2,414,942	2,082,518
Accumulated other comprehensive income	112,451	38,407

	2,714,138	2,301,128
Less treasury stock, 1,571,686 shares in 2009 and 1,835,483 shares in 2008, at cost	31,129	35,654

Total shareholders' equity	2,683,009	2,265,474

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$4,161,024	$3,588,045

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

	Common Stock		Additional Paid-In Capital		Accumulated Other Comprehensive Income (Loss)	Treasury Stock
				Retained Earnings
	Shares	Amount				Shares	Amount	Total

	(in thousands, except per share amounts)

Balance, September 30, 2006	107,058	$10,706	$135,500	$1,215,127	$69,645	3,189	$(49,086)	$1,381,892

Comprehensive Income:
Net income				449,261				449,261
Other comprehensive income (loss):
Unrealized losses on available-for-sale securities, net					(2,930)			(2,930)
Minimum pension liability adjustment, net					9,170			9,170

Total other comprehensive gain								6,240

Total comprehensive income								455,501

Cash dividends ($.18 per share)				(18,622)				(18,622)
Exercise of stock options			(1,156)			(298)	4,958	3,802
Tax benefit of stock-based awards, including excess tax benefits of $1.5 million			1,792					1,792
Repurchase of common stock						682	(15,859)	(15,859)
Stock-based compensation			7,010					7,010

Balance, September 30, 2007	107,058	10,706	143,146	1,645,766	75,885	3,573	(59,987)	1,815,516
Adjustment to initially apply ASC 740-10-30-5				(5,048)				(5,048)

Comprehensive Income:
Net income				461,738				461,738
Other comprehensive loss:
Unrealized losses on available-for-sale securities, net					(30,863)			(30,863)
Amortization of net periodic benefit costs – net of actuarial gain					(6,615)			(6,615)

Total other comprehensive loss								(37,478)

Total comprehensive income								424,260

Capital adjustment of equity investee			1,669					1,669
Cash dividends ($.185 per share)				(19,938)				(19,938)
Exercise of stock options			(9,740)			(1,735)	24,277	14,537
Tax benefit of stock-based awards, including excess tax benefits of $24.9 million			27,022					27,022
Treasury stock issued for vested restricted stock			(56)			(3)	56	—
Stock-based compensation			7,456					7,456

Balance, September 30, 2008	107,058	10,706	169,497	2,082,518	38,407	1,835	(35,654)	2,265,474
Comprehensive Income:
Net income				353,545				353,545
Other comprehensive loss:
Unrealized gains on available- for-sale securities, net					88,519			88,519
Amortization of net periodic benefit costs – net of actuarial gain					(14,475)			(14,475)

Total other comprehensive gain								74,044

Total comprehensive income								427,589

Capital adjustment of equity investee			174					174
Cash dividends ($.20 per share)				(21,121)				(21,121)
Exercise of stock options			(1,978)			(197)	3,250	1,272
Tax benefit of stock-based awards, including excess tax benefits of $1.2 million			1,273					1,273
Treasury stock issued for vested restricted stock			(1,275)			(66)	1,275	—
Stock-based compensation			8,348					8,348

Balance, September 30, 2009	107,058	$10,706	$176,039	$2,414,942	$112,451	1,572	$(31,129)	$2,683,009

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Years Ended September 30,	2009	2008	2007
	(in thousands)
OPERATING ACTIVITIES:
Net income	$ 353,545	$ 461,738	$ 449,261
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	236,437	210,766	146,042
Provision for (recovery of) bad debt	(645)	704	1,030
Equity in income of affiliate before income taxes	(16,308)	(28,009)	(15,954)
Stock-based compensation	8,348	7,456	7,010
Gain on sale of investment securities	—	(21,864)	(65,320)
Gain from involuntary conversion of long-lived assets	(541)	(10,236)	(16,661)
Income from asset sales	(6,032)	(13,490)	(41,697)
Acquired in-process research and development	—	11,129	—
Deferred income tax expense	158,153	117,998	82,294
Other	2	—	1,000
Change in assets and liabilities:
Accounts receivable	216,688	(127,992)	(53,773)
Inventories	(11,625)	(3,953)	(2,980)
Prepaid expenses and other	(12,241)	(25,602)	(18,606)
Accounts payable	(28,640)	(15,652)	73,780
Accrued liabilities	(1,261)	28,214	5,299
Deferred income taxes	6,648	11,593	6,107
Other noncurrent liabilities	(5,209)	8,028	4,235

Net cash provided by operating activities	897,319	610,828	561,067

INVESTING ACTIVITIES:
Capital expenditures	(880,753)	(705,635)	(894,214)
Acquisition of business, net of cash acquired	(16)	(12,041)	—
Proceeds from asset sales	8,699	22,908	51,568
Insurance proceeds from involuntary conversion	541	13,926	16,257
Purchase of short-term investments	(12,500)	—	—
Proceeds from sale of investments	—	25,507	127,819

Net cash used in investing activities	(884,029)	(655,335)	(698,570)

FINANCING ACTIVITIES:
Repurchase of common stock	—	—	(17,621)
Increase (decrease) in notes payable	(1,733)	1,733	(3,721)
Decrease in long-term debt	(25,000)	—	(25,000)
Proceeds from line of credit	3,840,000	3,550,000	1,490,000
Payments on line of credit	(3,790,000)	(3,495,000)	(1,220,000)
Increase (decrease) in bank overdraft	2,038	—	(17,430)
Dividends paid	(21,111)	(19,333)	(18,638)
Proceeds from exercise of stock options	1,272	14,537	3,802
Excess tax benefit from stock-based compensation	1,217	24,868	1,473

Net cash provided by financing activities	6,683	76,805	192,865

Net increase in cash and cash equivalents	19,973	32,298	55,362
Cash and cash equivalents, beginning of period	121,513	89,215	33,853

Cash and cash equivalents, end of period	$ 141,486	$ 121,513	$ 89,215

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Helmerich & Payne, Inc. and its wholly-owned subsidiaries. Fiscal years of our foreign operations end on August 31 to facilitate reporting of consolidated results. There were no significant intervening events which materially affected the financial statements.

FOREIGN CURRENCIES

The functional currency for all our foreign subsidiaries is the U.S. dollar. Nonmonetary assets and liabilities are translated at historical rates and monetary assets and liabilities are translated at exchange rates in effect at the end of the period. Income statement accounts are translated at average rates for the year. Gains and losses from remeasurement of foreign currency financial statements and foreign currency translations into U.S. dollars are included in direct operating costs. Aggregate foreign currency remeasurement and transaction losses included in direct operating costs totaled $2.9 million and $1.6 million in fiscal 2009 and 2008, respectively, and gains of $1.0 million in fiscal 2007.

USE OF ESTIMATES

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENTLY ADOPTED ACCOUNTING STANDARD

In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 168, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162 ("SFAS 168"). SFAS 168 replaced all previously issued accounting standards and establishes the FASB Accounting Standards Codification™ ("ASC") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. The new standard, ASC 105-10, was effective for all interim and annual periods ending after September 15, 2009. The ASC is not intended to change existing U.S. GAAP. The adoption of this pronouncement only resulted in changes to our financial statement disclosure references. As such, adoption of this pronouncement had no effect on our consolidated financial position, results of operations, or cash flows. All references to U.S. GAAP within this report on Form 10-K are updated to reflect the new codification.

CASH AND CASH EQUIVALENTS

Cash equivalents consist of investments in short-term, highly liquid securities having original maturities of three months or less. The carrying values of these assets approximate their fair values. We primarily utilize a cash management system with a series of separate accounts consisting of lockbox accounts for receiving cash, concentration accounts for moving funds to, and several "zero-balance" disbursement accounts for funding payroll and accounts payable. As a result of our cash management system, checks issued, but not presented to the banks for payment, may create negative book cash balances. Checks outstanding in excess of related book cash balances are included in accounts payable where applicable and included as a financing activity in the Consolidated Statements of Cash Flows.

RESTRICTED CASH AND CASH EQUIVALENTS

We had restricted cash and cash equivalents of $13.9 million and $13.3 million at September 30, 2009 and 2008, respectively. Restricted cash is primarily for the purpose of potential insurance claims in our wholly-owned captive insurance company. Of the total at September 30, 2009, $2.0 million is from the initial capitalization of the captive company and management has elected to restrict an additional $10.9 million. The remaining restricted cash consists of $1.0 million held in escrow in conjunction with the 2008 acquisition of TerraVici Drilling Solutions. The restricted amounts are primarily invested in short-term money market securities.

The restricted cash and cash equivalents are reflected in the balance sheet as follows (in thousands):

September 30,	2009	2008
Other current assets	$11,890	$10,274
Other assets	$ 2,000	$ 3,012

INVENTORIES AND SUPPLIES

Inventories and supplies are primarily replacement parts and supplies held for use in our drilling operations. Inventories and supplies are valued at the lower of cost (moving average or actual) or market value.

INVESTMENTS

We maintain investments in equity securities of unaffiliated companies. The cost of securities used in determining realized gains and losses is based on the average cost basis of the security sold.

We regularly review investment securities for impairment based on criteria that include the extent to which the investment's carrying value exceeds its related fair value, the duration of the market decline and the financial strength and specific prospects of the issuer of the security. Unrealized losses that are other than temporary are recognized in earnings.

Investments in companies owned from 20 to 50 percent are accounted for using the equity method by recognizing our proportionate share of the income or loss of the investee. Effective April 1, 2009, Atwood Oceanics, Inc. (Atwood) was accounted for as an available-for-sale investment, as we determined that we no longer had the ability to exercise significant influence over operating and financial policies at Atwood and discontinued accounting for Atwood using the equity method. The investment in Atwood is now recorded at fair value with changes deferred as a component of other comprehensive income. We have no other equity method investments.

DERIVATIVE FINANCIAL INSTRUMENTS

We are exposed to market risk in the normal course of business operations due to ongoing investing and financing activities. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. ASC 815, Derivatives and Hedging, requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. We have not historically entered into derivative financial instruments for trading purposes or for speculation.

During fiscal 2009, we adopted the disclosure provisions contained in ASC 815 that provides companies with requirements for enhanced disclosures about derivative instruments and hedging activities to enable investors to better understand their effects on a company's financial position, financial performance and cash flows. For further information regarding the derivative instruments including our disclosures of our interest rate swap, refer to Note 2, Debt, and Note 7, Financial Instruments and Fair Value Measurement, of these Consolidated Financial Statements.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation. Substantially all property, plant and equipment are depreciated using the straight-line method based on the estimated useful lives of the assets (contract drilling equipment, 4-15 years; real estate buildings and equipment, 10-45 years; and other, 2-23 years). Depreciation in the Consolidated Statements of Income includes abandonments of $5.3 million, $13.3 million and $4.1 million for fiscal 2009, 2008 and 2007, respectively. The cost of maintenance and repairs is charged to direct operating cost, while betterments and refurbishments are capitalized.

We lease office space and equipment for use in operations. Leases are evaluated at inception or at any subsequent material modification and, depending on the lease terms, are classified as either capital leases or operating leases as appropriate under ASC 840, Leases. We do not have significant capital leases.

CAPITALIZATION OF INTEREST

We capitalize interest on major projects during construction. Interest is capitalized based on the average interest rate on related debt. Capitalized interest for fiscal 2009, 2008 and 2007 was $6.6 million, $4.7 million, and $9.4 million, respectively.

VALUATION OF LONG-LIVED ASSETS

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with ASC 360-10. Changes that could prompt such an assessment include a significant decline in revenue or cash margin per day, extended periods of low rig utilization, changes in market demand for a specific asset, obsolescence, completion of specific contracts, and/or overall general market conditions. If a review of the long-lived assets indicates that the carrying value of certain of these assets is more than the estimated undiscounted future cash flows, an impairment charge is made to adjust the carrying value to the estimated fair value of the asset. The fair value of drilling rigs is determined based on quoted market prices, if available, otherwise it is determined based upon estimated discounted future cash flows and rig utilization. Cash flows are estimated by management considering factors such as prospective market demand, recent changes in rig technology and its effect on each rig's marketability, any cash investment required to make a rig marketable, suitability of rig size and makeup to existing platforms, and competitive dynamics due to lower industry utilization.

ACQUISITIONS

We account for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Amounts allocated to acquired in-process research and development are expensed at the date of acquisition. The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact results of operations. Accordingly, for significant items, assistance from third party valuation specialists is typically obtained. The valuations are based on information available near the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management.

SELF INSURANCE ACCRUALS

We have accrued a liability for estimated worker's compensation and other casualty claims incurred. The liability for other benefits to former or inactive employees after employment but before retirement is not material.

DRILLING REVENUES

Contract drilling revenues are comprised of daywork drilling contracts for which the related revenues and expenses are recognized as services are performed and collection is reasonably assured. For certain contracts, we receive payments contractually designated for the mobilization of rigs and other drilling equipment. Mobilization payments received, and direct costs incurred for the mobilization, are deferred and recognized on a straight line basis over the term of the related drilling contract. Costs incurred to relocate rigs and other drilling equipment to areas in which a contract has not been secured are expensed as incurred. Reimbursements received for out-of-pocket expenses are recorded as revenues and direct costs. For contracts that are terminated prior to the specified term, early termination payments received by us are recognized as revenues when all contractual requirements are met.

RENT REVENUES

We enter into leases with tenants in our rental properties consisting primarily of retail and multi-tenant warehouse space. The lease terms of tenants occupying space in the retail centers and warehouse buildings range from one to eleven years. Minimum rents are recognized on a straight-line basis over the term of the related leases. Overage and percentage rents are based on tenants' sales volume. Recoveries from tenants for property taxes and operating expenses are recognized in other operating revenues in the Consolidated Statements of Income. Our rent revenues are as follows:

Years Ended September 30,	2009	2008	2007
	(in thousands)
Minimum rents	$8,803	$9,469	$8,873
Overage and percentage rents	$1,414	$1,582	$1,474

At September 30, 2009, minimum future rental income to be received on noncancelable operating leases was as follows (in thousands):

Fiscal Year	Amount

2010	$ 7,751
2011	6,206
2012	4,491
2013	3,151
2014	2,166
Thereafter	3,721

Total	$27,486

Leasehold improvement allowances are capitalized and amortized over the lease term.

At September 30, 2009 and 2008, the cost and accumulated depreciation for real estate properties were as follows (in thousands):

September 30,	2009	2008

Real estate properties	$61,114	$60,811
Accumulated depreciation	(37,786)	(36,155)

	$23,328	$24,656

INCOME TAXES

Current income tax expense is the amount of income taxes expected to be payable for the current year. Deferred income taxes are computed using the liability method and are provided on all temporary differences between the financial basis and the tax basis of our assets and liabilities.

We provide for uncertain tax positions when such tax positions do not meet the recognition thresholds or measurement standards prescribed in ASC 740-10-30-5, Deferred Tax Expense (or Benefit), which was adopted effective October 1, 2007, and is more fully discussed in Note 3. Amounts for uncertain tax positions are adjusted in periods when new information becomes available or when positions are effectively settled. We recognize accrued interest related to unrecognized tax benefits in interest expense and penalties in other expense in the Consolidation Statements of Income.

On October 1, 2009, we adopted the requirements regarding the accounting for income tax benefits of dividends on share-based payment awards. As a result of the adoption, we recognize a realized income tax benefit associated with dividends or dividend equivalents paid on nonvested equity-classified employee share-based payment awards that is charged to retained earnings as an increase to additional paid-in capital. The adoption did not have a material impact on our financial position, results of operations or cash flows.

EARNINGS PER SHARE

Basic earnings per share is based on the weighted-average number of common shares outstanding during the period. Diluted earnings per share includes the dilutive effect of stock options and restricted stock.

STOCK-BASED COMPENSATION

We record compensation expense associated with stock options in accordance with ASC 718, Compensation—Stock Compensation. Compensation expense is determined using a fair-value-based measurement method for all awards granted. In computing the impact, the fair value of each option is estimated on the date of grant based on the Black-Scholes options-pricing model utilizing certain assumptions for a risk free interest rate, volatility, dividend yield and expected remaining term of the awards. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. Stock-based compensation is recognized on a straight-line basis over the requisite service periods of the stock awards, which is generally the vesting period. Compensation expense related to stock options is recorded as a component of general and administrative expenses in the Consolidated Statements of Income.

TREASURY STOCK

Treasury stock purchases are accounted for under the cost method whereby the cost of the acquired stock is recorded as treasury stock. Gains and losses on the subsequent reissuance of shares are credited or charged to additional paid-in capital using the average-cost method.

NEW ACCOUNTING STANDARDS

In June 2008, the FASB issued guidance contained in ASC 260-10-45 to clarify that all outstanding unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities. An entity must include participating securities in its calculation of basic and diluted earnings per share pursuant to the two-class method pursuant to ASC 260-10-05, Earnings per Share. We will adopt ASC 260-10-45 on October 1, 2009. All prior-period earnings per share data presented will be adjusted retrospectively to conform to the provisions of ASC 260-10-45. We expect the impact, if any, of adopting ASC 260-10-45 to be immaterial on our prior period earnings per share.

ASC 820-10-65, Transition related to FASB Staff Position FAS157-2, delays the effective date for the disclosure requirements included in ASC 820-10 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). ASC 820-10-65 will be adopted on October 1, 2009 and is not expected to have a material impact on our Consolidated Financial Statements.

ASC 715-20-65, Transition related to SFAS 132R-1, Employers' Disclosures about Postretirement Benefit Plan Assets, was issued by the FASB in December 2008. The new guidance requires employers of public and nonpublic companies to disclose more information about how investment allocation decisions are made, more information about major categories of plan assets, including concentration of risk and fair-value measurements, and the fair-value techniques and inputs used to measure plan assets. The disclosure requirements are effective for years ending after December 15, 2009. The disclosure requirements will be adopted for the year ended September 30, 2010, on a prospective basis. We do not expect the adoption to have a material impact on the Consolidated Financial Statements.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05, Measuring Liabilities at Fair Value (ASU 2009-05). This update provides amendments to ASC 820, Fair Value Measurements and Disclosure, for the fair value measurement of liabilities when a quoted price in an active market is not available. ASU 2009-05 is effective for reporting periods beginning after August 28, 2009, which means that it will be effective for our first quarter beginning October 1, 2009. We do not currently believe this update will have a material impact on the Consolidated Financial Statements.

NOTE 2 DEBT

At September 30, 2009 and 2008, we had $420 million and $475 million, respectively, in unsecured long-term debt outstanding at rates and maturities shown in the following table (in thousands):

	September 30,
	2009	2008
Unsecured intermediate debt issued August 15, 2002:
Series B, due August 15, 2009, 5.91%	$ —	$ 25,000
Series C, due August 15, 2012, 6.46%	75,000	75,000
Series D, due August 15, 2014, 6.56%	75,000	75,000
Unsecured senior notes issued July 21, 2009:
Due July 21, 2012, 6.10%	40,000	—
Due July 21, 2013, 6.10%	40,000	—
Due July 21, 2014, 6.10%	40,000	—
Due July 21, 2015, 6.10%	40,000	—
Due July 21, 2016, 6.10%	40,000	—
Unsecured senior credit facility due December 18, 2011, .60%	70,000	325,000

	$420,000	$500,000
Less long-term debt due within one year	—	25,000

Long-term debt	$420,000	$475,000

The intermediate unsecured debt outstanding at September 30, 2009 matures over a period from August 2012 to August 2014 and carries a weighted-average interest rate of 6.5 percent, which is paid semi-annually. The terms require that we maintain a minimum ratio of debt to total capitalization. The debt is held by various entities, including $3 million held by a company affiliated with one of our Board members.

On July 21, 2009, we closed a private placement of senior unsecured fixed-rate notes that will mature July 2016 and received proceeds of $200 million. Interest on the notes will be paid semi-annually based on an annual rate of 6.10 percent. We will make five equal annual principal repayments of $40 million starting on the third anniversary of the closing date. Financial covenants require that we maintain a funded leverage ratio of less than 55 percent and an interest coverage ratio (as defined) of not less than 2.50 to 1.00. The note purchase agreement also contains additional terms, conditions, and restrictions that we believe are usual and customary in unsecured debt arrangements for companies that are similar in size and credit quality. The $200 million of proceeds from this facility were used to reduce borrowings under the $400 million senior credit facility by $105 million and the remainder was used to fund capital expenditures and for other general corporate purposes.

We have an agreement with a multi-bank syndicate for a $400 million senior unsecured credit facility maturing December 2011. While we have the option to borrow at the prime rate for maturities of less than 30 days, we anticipate that the majority of all the borrowings over the life of the facility will accrue interest at a spread over the London Interbank Bank Offered Rate (LIBOR). We pay a commitment fee based on the unused balance of the facility. The spread over LIBOR as well as the commitment fee is determined according to a scale based on a ratio of our total debt to total capitalization. The LIBOR spread ranges from .30 percent to .45 percent depending on the ratio. At September 30, 2009, the LIBOR spread on borrowings was .35 percent and the commitment fee was .075 percent per annum. At September 30, 2009, we had two letters of credit totaling $21.9 million under the facility and had $70 million borrowed against the facility with $308.1 million available to borrow. The advances bear an interest rate of 0.60 percent at September 30, 2009. Subsequent to September 30, 2009, the debt was reduced by $30 million and we had $338.1 million available to borrow.

We have an agreement with a multi-bank syndicate for a $105 million unsecured line of credit that will mature January 2010. We closed on the agreement on January 21, 2009. We committed to fully fund this facility for the entire term at a spread over 30 day LIBOR. The spread over LIBOR is determined according to the same scale of debt to total capitalization used in our $400 million facility which is described in the preceding paragraph. The spread over LIBOR for the new facility has increased to a range of 2 percent to 2.75 percent. At September 30, 2009, the spread on the borrowing was 2.25 percent over LIBOR. Simultaneous with the closing of this facility, we entered into an interest-rate swap with the same maturity and a notional amount of $105 million. We believe that the swap will act to fix the annualized interest rate of the facility at approximately 3.17 percent assuming the spread remains at 2.25 percent over LIBOR. The interest rate swap qualifies as a derivative and was not designated as a hedging instrument and, as such, we have not applied hedge accounting. At the end of an accounting period, the interest rate swap is recorded in the Consolidated Balance Sheet at fair value, either in other current assets or accrued liabilities, and any related gains or losses are recognized on our Consolidated Statement of Income within interest expense. The fair value of the interest rate swap liability at September 30, 2009 was $0.2 million and is included in accrued liabilities in the Consolidated Balance Sheet. Interest expense on the interest rate swap was $0.6 million during fiscal year 2009.

Financial covenants in both facilities require that we maintain a funded leverage ratio (as defined) of less than 50 percent and an interest coverage ratio (as defined) of not less than 3.00 to 1.00. Both facilities contain additional terms, conditions, and restrictions that we believe are usual and customary in unsecured debt arrangements for companies that are similar in size and credit quality. At September 30, 2009, we were in compliance with all debt covenants.

Additionally, as of September 30, 2009, we had unsecured letters of credit totaling $3.2 million which were used to obtain surety bonds for international operations.

At September 30, 2009, aggregate maturities of long-term debt are as follows (in thousands):

Years ending September 30,

2010	$ —
2011	—
2012	185,000
2013	40,000
2014	115,000
Thereafter	80,000

$420,000

NOTE 3 INCOME TAXES

The components of the provision for income taxes are as follows:

Years Ended September 30,	2009	2008	2007
	(in thousands)
Current:
Federal	$ 45,780	$ 97,871	$125,169
Foreign	19,559	28,875	31,552
State	8,889	10,813	11,969

	74,228	137,559	168,690

Deferred:
Federal	148,367	110,077	74,389
Foreign	1,279	(1,467)	1,528
State	8,507	9,388	6,377

	158,153	117,998	82,294

Total provision	$232,381	$255,557	$250,984

The amounts of domestic and foreign income before income taxes and equity in income of affiliate are as follows:

Years Ended September 30,	2009	2008	2007
	(in thousands)
Domestic	$571,028	$627,344	$579,589
Foreign	4,787	72,585	110,764

	$575,815	$699,929	$690,353

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. Recoverability of any tax assets are evaluated and necessary allowances are provided. The carrying value of the net deferred tax assets is based on management's judgments using certain estimates and assumptions that we will be able to generate sufficient future taxable income in certain tax jurisdictions to realize the benefits of such assets. If these estimates and related assumptions change in the future, additional valuation allowances may be recorded against the deferred tax assets resulting in additional income tax expense in the future.

The components of our net deferred tax liabilities are as follows:

September 30,	2009	2008
	(in thousands)
Deferred tax liabilities:
Property, plant and equipment	$597,647	$440,081
Available-for-sale securities	123,763	26,029
Equity investments	—	37,079
Other	(108)	557

Total deferred tax liabilities	721,302	503,746

Deferred tax assets:
Pension reserves	12,901	4,187
Self-insurance reserves	3,740	4,509
Net operating loss and foreign tax credit carryforwards	48,107	43,495
Financial accruals	32,042	32,901
Other	3,939	4,124

Total deferred tax assets	100,729	89,216
Valuation allowance	48,107	43,495

Net deferred tax assets	52,622	45,721

Net deferred tax liabilities	$668,680	$458,025

The change in our net deferred tax assets and liabilities is impacted by foreign currency remeasurement.

As of September 30, 2009, we had state and foreign net operating loss carryforwards for income tax purposes of $1.0 million and $13.8 million, respectively, and foreign tax credit carryforwards of approximately $43.3 million which will expire in years 2010 through 2018. The valuation allowance is primarily attributable to state and foreign net operating loss carryforwards and foreign tax credit carryforwards which more likely than not will not be utilized.

Effective income tax rates as compared to the U.S Federal income tax rate are as follows:

Years Ended September 30,	2009	2008	2007

U.S. Federal income tax rate	35%	35%	35%
Effect of foreign taxes	3	—	(1)
State income taxes	2	2	2

Effective income tax rate	40%	37%	36%

Effective October 1, 2007, we adopted ASC 740-10-30-5, Deferred Tax Expense (or Benefit), issued by the FASB in July 2006. The guidance clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with ASC 740, Income Taxes, and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under ASC 740-10-30-5, the impact of an uncertain income tax position must be recognized in the financial statements at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50 percent likelihood of being sustained. Additionally, guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition was provided in ASC 740-10-30-5. The cumulative effect of adoption resulted in a decrease of approximately $5.0 million in retained earnings.

We recognize accrued interest related to unrecognized tax benefits in interest expense, and penalties in other expense in the Consolidated Statements of Income. As of September 30, 2009 and 2008, we had accrued interest and penalties of $1.7 million and $2.5 million, respectively.

A reconciliation of the change in our gross unrecognized tax benefits for the fiscal year ended September 30, 2009 and 2008 is as follows (in thousands):

September 30,	2009	2008

Unrecognized tax benefits at October 1,	$5,692	$4,628
Gross decreases – tax positions in prior periods	(731)	—
Gross increases – current period effect of tax positions	283	1,064

Unrecognized tax benefits at September 30	$5,244	$5,692

As of September 30, 2009 and September 30, 2008, our liability for unrecognized tax benefits was $5.2 million and $5.7 million, respectively, which would affect the effective tax rate if recognized. The decrease in unrecognized tax benefits was mainly due to an effective settlement with the Argentinean tax authorities. The increase in unrecognized tax benefits was mainly due to the current period impact of tax positions taken in prior periods. The liabilities for unrecognized tax benefits and related interest and penalties are included in other noncurrent liabilities in our Consolidated Balance Sheets.

We file a consolidated U.S. federal income tax return, as well as income tax returns in various states and foreign jurisdictions. The tax years that remain open to examination by U.S. federal and state jurisdictions include fiscal years 2005 through 2008. Audits in foreign jurisdictions are generally complete through fiscal year 2001.

It is reasonably possible that the amount of the unrecognized tax benefits with respect to certain unrecognized tax positions will increase or decrease during the next 12 months. However, we do not expect the change to have a material effect on results of operations or financial position.

NOTE 4 SHAREHOLDERS' EQUITY

On September 30, 2009, we had 105,486,218 outstanding common stock purchase rights ("Rights") pursuant to the terms of the Rights Agreement dated January 8, 1996, as amended by Amendment No. 1 dated December 8, 2005. As adjusted for the two-for-one stock splits in fiscals 1998 and 2006, and as long as the Rights are not separately transferable, one-half Right attaches to each share of our common stock. Under the terms of the Rights Agreement each Right entitles the holder thereof to purchase one full unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock ("Preferred Stock"), without par value, at a price of $250 per unit. The exercise price and the number of units of Preferred Stock issuable on exercise of the Rights are subject to adjustment in certain cases to prevent dilution. The Rights will be attached to the common stock certificates and are not exercisable or transferable apart from the common stock, until ten business days after a person acquires 15 percent or more of the outstanding common stock or ten business days following the commencement of a tender offer or exchange offer that would result in a person owning 15 percent or more of the outstanding common stock. In the event we are acquired in a merger or certain other business combination transactions (including one in which we are the surviving corporation), or more than 50 percent of our assets or earning power is sold or transferred, each holder of a Right shall have the right to receive, upon exercise of the Right, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The Rights are redeemable under certain circumstances at $0.01 per Right and will expire, unless earlier redeemed, on January 31, 2016.

NOTE 5 STOCK-BASED COMPENSATION

We have one plan providing for common-stock based awards to employees and to non-employee Directors. The plan permits the granting of various types of awards including stock options and restricted stock awards. Restricted stock may be granted for no consideration other than prior and future services. The purchase price per share for stock options may not be less than market price of the underlying stock on the date of grant. Stock options expire ten years after the grant date. We have the right to satisfy option exercises from treasury shares and from authorized but unissued shares.

A summary of compensation cost for stock-based payment arrangements recognized in general and administrative expense in fiscal 2009, 2008 and 2007 is as follows (in thousands):

September 30,	2009	2008	2007

Compensation expense
Stock options	$6,899	$6,210	$5,643
Restricted stock	1,449	1,246	1,367

	$8,348	$7,456	$7,010

Benefits of tax deductions in excess of recognized compensation cost of $1.2 million, $24.9 million and $1.5 million are reported as a financing cash flow in the Consolidated Statements of Cash Flows for fiscal 2009, 2008 and 2007, respectively.

STOCK OPTIONS

Vesting requirements for stock options are determined by the Human Resources Committee of our Board of Directors. Options currently outstanding began vesting one year after the grant date with 25 percent of the options vesting for four consecutive years.

We use the Black-Scholes formula to estimate the fair value of stock options granted to employees. The fair value of the options is amortized to compensation expense on a straight-line basis over the requisite service periods of the stock awards, which are generally the vesting periods. The weighted-average fair value calculations for options granted within the fiscal period are based on the following weighted-average assumptions set forth in the table below. Options that were granted in prior periods are based on assumptions prevailing at the date of grant.

	2009	2008	2007

Risk-free interest rate	1.7%	3.3%	4.6%
Expected stock volatility	43.3%	31.1%	35.9%
Dividend yield	0.9%	0.5%	0.7%
Expected term (in years)	5.8	4.8	5.5

Risk-Free Interest Rate.    The risk-free interest rate is based on U.S. Treasury securities for the expected term of the option.

Expected Volatility Rate.    Expected volatilities are based on the daily closing price of our stock based upon historical experience over a period which approximates the expected term of the option.

Expected Dividend Yield.    The dividend yield is based on our current dividend yield.

Expected Term.    The expected term of the options granted represents the period of time that they are expected to be outstanding. We estimate the expected term of options granted based on historical experience with grants and exercises.

Based on these calculations, the weighted-average fair value per option granted to acquire a share of common stock was $8.16, $10.81 and $10.36 per share for fiscal 2009, 2008 and 2007, respectively.

The following summary reflects the stock option activity for our common stock and related information for fiscal 2009, 2008 and 2007 (shares in thousands):

	2009		2008		2007
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price

Outstanding at October 1,	4,819	$20.02	6,032	$15.80	5,619	$14.24
Granted	865	21.07	742	35.11	731	26.90
Exercised	(267)	12.18	(1,845)	11.87	(298)	12.77
Forfeited/Expired	(16)	26.91	(110)	27.31	(20)	28.57

Outstanding on September 30,	5,401	$20.55	4,819	$20.02	6,032	$15.80

Exercisable on September 30,	3,599	$17.42	3,206	$15.07	4,335	$12.70

Shares available to grant	1,656		2,511		3,231

The following table summarizes information about stock options at September 30, 2009 (shares in thousands):

	Outstanding Stock Options			Exercisable Stock Options
Range of Exercise Prices	Options	Weighted-Average Remaining Life	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price

$9.4178 to $13.870	1,972	2.6	$12.25	1,972	$12.25
$16.0100 to $21.065	1,583	7.3	$18.75	753	$16.20
$26.8950 to $35.105	1,846	7.3	$30.97	874	$30.11

$9.4178 to $35.105	5,401	5.6	$20.55	3,599	$17.42

At September 30, 2009, the weighted-average remaining life of exercisable stock options was 4.2 years and the aggregate intrinsic value was $79.6 million with a weighted-average exercise price of $17.42 per share.

The number of options vested or expected to vest at September 30, 2009 was 5,359,244 with an aggregate intrinsic value of $102.0 million and a weighted-average exercise price of $20.50 per share.

As of September 30, 2009, the unrecognized compensation cost related to the stock options was $11.4 million. That cost is expected to be recognized over a weighted-average period of 2.4 years.

The total intrinsic value of options exercised during fiscal 2009, 2008 and 2007 was $4.9 million, $21.9, and $5.8 million, respectively.

The grant date fair value of shares vested during fiscal 2009, 2008 and 2007 was $6.3 million, $5.8 million and $5.4 million, respectively.

RESTRICTED STOCK

Restricted stock awards consist of our common stock and are time vested over three to five years. We recognize compensation expense on a straight-line basis over the vesting period. The fair value of restricted stock awards is determined based on the closing price of our shares on the grant date. As of September 30, 2009, there was $2.2 million of total unrecognized compensation cost related to unvested restricted stock awards. That cost is expected to be recognized over a weighted-average period of 1.5 years.

A summary of the status of our restricted stock awards as of September 30, 2009, and of changes in restricted stock outstanding during the fiscal years ended September 30, 2009, 2008 and 2007 is as follows (share amounts in thousands):

	2009		2008		2007
	Shares	Weighted-Average Grant Date Fair Value per Share	Shares	Weighted-Average Grant Date Fair Value per Share	Shares	Weighted-Average Grant Date Fair Value per Share

Outstanding at October 1,	243	$29.92	240	$29.27	213	$29.57
Granted	—	—	22	35.11	27	26.90
Vested	(66)	29.52	(3)	16.01	—	—
Forfeited/Expired	—	—	(16)	30.24	—	—

Outstanding on September 30,	177	$30.06	243	$29.92	240	$29.27

NOTE 6 EARNINGS PER SHARE

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share reflects the potential dilution that would occur if stock options were exercised and the dilution from the issuance of restricted shares, computed using the treasury stock method.

A reconciliation of the weighted-average common shares outstanding on a basic and diluted basis is as follows:

September 30,	2009	2008	2007
	(in thousands)
Basic weighted-average shares	105,364	104,284	103,338
Effect of dilutive shares:
Stock options and restricted stock	1,286	2,140	1,790

Diluted weighted-average shares	106,650	106,424	105,128

The following shares attributable to outstanding equity awards were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive:

	2009	2008	2007
	(in thousands, except per share amounts)
Shares excluded from calculation of diluted earnings per share	1,206	—	594
Weighted-average price per share	$33.12	$—	$30.24

NOTE 7 FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENT

The estimated fair value of our available-for-sale securities is primarily based on market quotes. The following is a summary of available-for-sale securities, which excludes those accounted for under the equity method of accounting at September 30, 2008 (see Note 1), investments in limited partnerships carried at cost and assets held in a Non-qualified Supplemental Savings Plan:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

	(in thousands)
Equity Securities:
September 30, 2009	$129,183	$210,640	$—	$339,823
September 30, 2008	$ 7,685	$ 67,867	$—	$ 75,552

On an on-going basis, we evaluate the marketable equity securities to determine if a decline in fair value below cost is other-than-temporary. If a decline in fair value below cost is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis established. We review several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, (i) the length of time a security is in an unrealized loss position, (ii) the extent to which fair value is less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) our intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

During the years ended September 30, 2008 and 2007, marketable equity available-for-sale securities with a fair value at the date of sale of $25.5 million and $73.4 million, respectively, were sold. For the same years, the gross realized gains on such sales of available-for-sale securities totaled $22.0 million and $65.5 million, respectively. We had no sales of marketable equity available-for-sale securities in fiscal 2009.

The investments in the limited partnerships carried at cost were approximately $12.4 million at September 30, 2009 and 2008. The estimated fair value of the limited partnerships was $19.7 million and $17.3 million at September 30, 2009 and 2008, respectively.

The assets held in a Non-qualified Supplemental Savings Plan are carried at fair market value which totaled $4.2 million and $6.4 million at September 30, 2009 and 2008, respectively.

The majority of cash equivalents are invested in taxable and non-taxable money-market mutual funds. The carrying amount of cash and cash equivalents approximates fair value due to the short maturity of those investments.

At September 30, 2009, our short-term investments consisted of a bank certificate of deposit with an original maturity greater than three months. Interest earned is included in interest and dividend income on the Consolidated Statements of Income. The carrying amount of the certificate of deposit approximates fair value.

During fiscal 2007, we liquidated our position in auction rate securities with no realized gains or losses. The proceeds of $48.3 million were included in the sale of investments under investing activities on the Consolidated Statements of Cash Flows. There were no purchases or sales of auction rate securities during fiscal 2009 and 2008.

The carrying value of other assets, accrued liabilities and other liabilities approximated fair value at September 30, 2009 and 2008.

During fiscal 2009, we adopted the disclosure requirements of ASC 820-10, Fair Value Measurements and Disclosures, issued by the FASB in September 2006, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance for carrying instruments at fair value. ASC 820-10-65, issued in February 2008, allows a delayed application of ASC 820-10 for nonfinancial assets and liabilities until the first quarter of fiscal 2010. The FASB defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date". Our adoption of the required portions of ASC 820-10 as of October 1, 2008 did not have a material impact on our financial position, results of operations and cash flows.

ASC 820-10 establishes a fair value hierarchy to prioritize the inputs used in valuation techniques into three levels as follows:

  •
  Level 1 – Observable inputs that reflect quoted prices in active markets for identical assets or liabilities in active markets.

  •
  Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

  •
  Level 3 – Valuations based on inputs that are unobservable and not corroborated by market data.

At September 30, 2009, our financial assets utilizing Level 1 inputs include cash and cash equivalents, money market funds we have elected to classify as restricted assets and equity securities with active markets. For these items, quoted current market prices are readily available.

During fiscal 2009, we entered into an interest rate swap agreement with a $105 million notional amount to hedge the risk of changes in the interest rate associated with amounts outstanding under an unsecured line of credit that expires in January 2010. The fair value of the swap agreement was determined using Level 2 inputs. Level 2 inputs also include a bank certificate of deposit classified as a short-term investment and restricted cash included in current assets.

Currently, we do not have any financial instruments utilizing Level 3 inputs.

The following table summarizes our assets and liabilities measured at fair value on a recurring basis presented in our Consolidated Balance Sheets as of September 30, 2009:

	Total Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

	(in thousands)
Assets:
Cash and cash equivalents	$141,486	$141,486	$ —	$—
Short-term investments	12,500	—	12,500	—
Investments	339,823	339,823	—	—
Other current assets	11,890	10,866	1,024	—
Other assets	2,000	2,000	—	—

Total assets measured at fair value	$507,699	$494,175	$13,524	$—

Liabilities:
Accrued liabilities – interest rate swap	$ 229	$ —	$ 229	$—

Total liabilities measured at fair value	$ 229	$ —	$ 229	$—

The following information presents the supplemental fair value information about long-term fixed-rate debt at September 30, 2009 and September 30, 2008.

September 30,	2009	2008
	(in thousands)
Carrying value of long-term fixed-rate debt	$350.0	$175.0
Fair value of long-term fixed-rate debt	$380.9	$198.0

The fair value for fixed-rate debt was estimated using discounted cash flows and interest rates currently being offered on credits with similar maturities and credit profiles. The outstanding line of credit and short-term debt bear interest at market rates and the cost of borrowings, if any, would approximate fair value.

ASC 825-10, Financial Instruments, permits choosing to measure certain financial assets and liabilities at fair value. We elected not to measure any assets or liabilities at fair value which were not being so measured prior to adopting ASC 820-10. Therefore, our adoption of ASC 820-10 as of October 1, 2008 did not have an impact on our financial position, results of operations or cash flows.

NOTE 8 ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income for the years ended September 30, 2009, 2008 and 2007 were as follows (in thousands):

Years Ended September 30,	2009	2008	2007
Unrealized appreciation (depreciation) on securities, net of tax of $54,254, $(10,558) and $23,076	$88,519	$(17,227)	$37,654
Reclassification of realized gains in net income, net of tax of $0, $8,358 and $24,874	—	(13,636)	(40,584)
Minimum pension liability adjustments, net of tax of $5,621	—	—	9,170
Amortization of net periodic benefit costs – net of actuarial gain, net of tax of $(8,872) and $(4,054)	(14,475)	(6,615)	—

	$74,044	$(37,478)	$6,240

The components of accumulated other comprehensive income (loss) at September 30, 2009 and 2008, net of applicable tax effects, were as follows (in thousands):

September 30,	2009	2008
Unrealized appreciation on securities	$130,597	$42,078
Unrecognized actuarial gain (loss) and prior service cost	(18,146)	(3,671)

	$112,451	$38,407

NOTE 9 ACQUISITION OF TERRAVICI DRILLING SOLUTIONS

On May 21, 2008, we acquired a private limited partnership, TerraVici Drilling Solutions (TerraVici) in a transaction accounted for under the purchase method of accounting. Under the purchase method of accounting, the assets acquired and liabilities assumed of TerraVici are recorded as of the acquisition date, at their respective fair values, and included in our consolidated financial statements from the date of acquisition. TerraVici is included with all other non-reportable business segments.

TerraVici is developing patented rotary steerable technology to enhance horizontal and directional drilling operations. We acquired TerraVici to complement technology currently used with the FlexRig. By combining this new technology with our existing capabilities, we expect to improve drilling productivity and reduce total well cost to the customer.

The acquisition was accounted for using the purchase method of accounting. The purchase price was allocated to identifiable assets acquired and liabilities assumed based upon their estimated fair values, with the excess purchase price recorded as goodwill, none of which is tax deductible.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

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

NOTE 10 EMPLOYEE BENEFIT PLANS

We maintain a domestic noncontributory defined benefit pension plan covering certain U.S. employees who meet certain age and service requirements. In July 2003, we revised the Helmerich & Payne, Inc. Employee Retirement Plan ("Pension Plan") to close the Pension Plan to new participants effective October 1, 2003, and reduce benefit accruals for current participants through September 30, 2006, at which time benefit accruals were discontinued and the Pension Plan was frozen.

On September 30, 2007, we adopted the provisions of ASC 715, "Compensation—Retirement Benefits". This statement requires employers to a) recognize the funded status of a benefit plan, determined as the difference between the fair value of plan assets and the benefit obligation, as an asset or liability in the statement of financial position, b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost, c) measure the defined benefit plan assets and obligations as of the date of the employer's fiscal year-end, which we have used historically, and d) include additional disclosures in the notes to the financial statements about effects on net periodic benefit cost that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations.

The following table provides a reconciliation of the changes in the pension benefit obligations and fair value of Pension Plan assets over the two-year period ended September 30, 2009 and a statement of the funded status as of September 30, 2009 and 2008 (in thousands):

	2009	2008
Accumulated Benefit Obligation ("ABO")	$89,996	$69,475
Changes in Projected Benefit Obligations ("PBO")
Projected benefit obligation at beginning of year	$69,475	$78,247
Interest cost	4,988	4,919
Actuarial gain (loss)	18,977	(8,975)
Benefits paid	(3,444)	(4,716)

Projected benefit obligation at end of year	$89,996	$69,475

Change in plan assets
Fair value of plan assets at beginning of year	$59,605	$74,877
Actual return on plan assets	270	(13,662)
Employer contribution	750	3,106
Benefits paid	(3,444)	(4,716)

Fair value of plan assets at end of year	$57,181	$59,605

Funded status of the plan at end of year	$(32,815)	$(9,870)

September 30,	2009	2008
Amounts Recognized in the Consolidated Balance Sheets (in thousands):
Accrued liabilities	$(40)	$(43)
Noncurrent liabilities-other	(32,775)	(9,827)

Net amount recognized	$(32,815)	$(9,870)

The amounts recognized in Accumulated Other Comprehensive Income at September 30, 2009 and 2008, and not yet reflected in net periodic benefit cost, are as follows (in thousands):
Net actuarial gain (loss)	$(29,267)	$(5,919)
Prior service cost	(1)	(1)

Total	$(29,268)	$(5,920)

The amount recognized in Accumulated Other Comprehensive Income and not yet reflected in periodic benefit cost expected to be amortized in next year's periodic benefit cost is a net actuarial loss of $2.1 million.

The weighted average assumptions used for the pension calculations were as follows:

Years Ended September 30,	2009	2008	2007
Discount rate for net periodic benefit costs	7.25%	6.25%	5.75%
Discount rate for year-end obligations	5.42%	7.25%	6.25%
Expected return on plan assets	8.00%	8.00%	8.00%

We contributed $0.8 million to the Pension Plan in fiscal 2009 to fund distributions in lieu of liquidating pension assets. We estimate contributing at least $3.0 million in fiscal 2010 to meet the minimum contribution required by law and expect to make additional contributions to continue funding distributions. Subsequent to

September 30, 2009, we contributed $1.0 million to the plan. With the unpredictability in the equity, debt and global markets, it is possible that contributions in fiscal 2010 will be greater than expected.

Components of the net periodic pension expense (benefit) were as follows (in thousands):

Years Ended September 30,	2009	2008	2007
Interest cost	$4,988	$4,919	$4,865
Expected return on plan assets	(4,643)	(5,990)	(5,123)
Amortization of prior service cost	(1)	—	—
Recognized net actuarial loss	3	9	139

Net pension expense (benefit)	$347	$(1,062)	$(119)

The following table reflects the expected benefits to be paid from the Pension Plan in each of the next five fiscal years, and in the aggregate for the five years thereafter (in thousands).

Years Ended September 30,
2010	2011	2012	2013	2014	2015-2019	Total
$3,789	$3,977	$4,439	$4,824	$5,041	$28,492	$50,562

Included in the Pension Plan is an unfunded supplemental executive retirement plan.

INVESTMENT STRATEGY AND ASSET ALLOCATION

Our investment policy and strategies are established with a long-term view in mind. The investment strategy is intended to help pay the cost of the Plan while providing adequate security to meet the benefits promised under the Plan. We maintain a diversified asset mix to minimize the risk of a material loss to the portfolio value that might occur from devaluation of any one investment. In determining the appropriate asset mix, our financial strength and ability to fund potential shortfalls are considered.

The expected long-term rate of return on plan assets is based on historical and projected rates of return for current and planned asset classes in the Plans' investment portfolio after analyzing historical experience and future expectations of the return and volatility of various asset classes.

The target allocation for 2010 and the asset allocation for the Pension Plan at the end of fiscal 2009 and 2008, by asset category, follows:

	Target Allocation	Percentage of Plan Assets At September 30,
Asset Category	2010	2009	2008

U.S. equities	56%	57%	58%
International equities	14	15	15
Fixed income	25	27	24
Real estate and other	5	1	3

Total	100%	100%	100%

DEFINED CONTRIBUTION PLAN

Substantially all employees on the United States payroll may elect to participate in the 401(k)/Thrift Plan by contributing a portion of their earnings. We contribute an amount equal to 100 percent of the first five percent of the participant's compensation subject to certain limitations. The annual expense incurred for this defined contribution plan was $14.3 million, $15.0 million, and $10.9 million in fiscal 2009, 2008 and 2007, respectively.

FOREIGN PLAN

We maintain an unfunded pension plan in one of our international subsidiaries. Pension expense was approximately $0.4 million, $0.4 million and $0.3 million in fiscal 2009, 2008 and 2007, respectively. The pension liability at September 30, 2009 and 2008 was $5.0 million.

NOTE 11 SUPPLEMENTAL BALANCE SHEET INFORMATION

The following reflects the activity in our reserve for bad debt for 2009, 2008 and 2007:

September 30,	2009	2008	2007
	(in thousands)
Reserve for bad debt:
Balance at October 1,	$1,331	$2,957	$2,007
Provision for (recovery of) bad debt	(645)	704	1,030
Write-off of bad debt	(27)	(2,330)	(80)

Balance at September 30,	$659	$1,331	$2,957

Accounts receivable, prepaid expenses, accrued liabilities, and long-term liabilities at September 30 consist of the following:

September 30,	2009	2008
	(in thousands)
Accounts receivable, net of reserve:
Trade receivables	$246,790	$446,846
Income tax	—	15,987

	$246,790	$462,833

Prepaid expenses and other:
Prepaid value added tax	$25,979	$6,146
Restricted cash	11,890	10,274
Prepaid insurance	8,304	9,957
Deferred mobilization	9,046	13,853
Other	8,330	11,034

	$63,549	$51,264

Accrued liabilities:
Taxes payable, other than income tax	$49,613	$42,884
Accrued income taxes	15,992	—
Self-insurance liabilities	2,626	3,696
Payroll and employee benefits	13,827	44,525
Accrued operating costs	2,150	16,500
Deferred income	16,514	55
Other	25,966	20,713

	$126,688	$128,373

Noncurrent liabilities:
Pension and other non-qualified retirement plans	$42,422	$21,533
Deferred income	7,024	839
Uncertain tax positions including interest and penalties	6,298	8,163
Self-insurance liabilities	6,103	6,557
Deferred mobilization	5,164	12,000
Other	7,556	9,559

	$74,567	$58,651

NOTE 12 SUPPLEMENTAL CASH FLOW INFORMATION

Years Ended September 30,	2009	2008	2007
	(in thousands)
Cash payments:
Interest paid, net of amounts capitalized	$12,097	$18,595	$9,713
Income taxes paid	$39,415	$133,194	$181,591

Capital expenditures on the Consolidated Statements of Cash Flows for the years ended September 30, 2009, 2008 and 2007, does not include additions which have been incurred but not paid for as of the end of the year. The following table reconciles total capital expenditures incurred to total capital expenditures in the Consolidated Statements of Cash Flows:

September 30,	2009	2008	2007
	(in thousands)
Capital expenditures incurred	$823,712	$745,538	$825,448
Additions incurred prior year but paid for in current year	66,857	26,954	95,720
Additions incurred but not paid for as of the end of the year	(9,816)	(66,857)	(26,954)

Capital expenditures per Consolidated Statements of Cash Flows	$880,753	$705,635	$894,214

NOTE 13 RISK FACTORS

CONCENTRATION OF CREDIT

Financial instruments which potentially subject us to concentrations of credit risk consist primarily of temporary cash investments, short-term investments and trade receivables. We place temporary cash investments in the U.S. with established financial institutions and invest in a diversified portfolio of highly rated, short-term money market instruments. In Venezuela, we had $45.3 million in cash at September 30, 2009, as discussed below, along with other considerations in Note 14, Operations and Risks in Venezuela. Our trade receivables, primarily with established companies in the oil and gas industry, may impact credit risk as customers may be similarly affected by prolonged changes in economic and industry conditions. International sales also present various risks including governmental activities that may limit or disrupt markets and restrict the movement of funds. Most of our international sales, however, are to large international or government-owned national oil companies. We perform ongoing credit evaluations of customers and do not typically require collateral in support for trade receivables. We provide an allowance for doubtful accounts, when necessary, to cover estimated credit losses. Such an allowance is based on management's knowledge of customer accounts. No significant credit losses have been experienced in recent history.

VOLATILITY OF MARKET

Our operations can be materially affected by oil and gas prices. Oil and natural gas prices are volatile and have declined substantially from the peak levels in June 2008. While current energy prices are important contributors to positive cash flow for customers, expectations about future prices and price volatility are generally more important for determining a customer's future spending levels. This volatility, along with the difficulty in predicting future prices can lead many exploration and production companies to base their capital spending on much more conservative estimates of commodity prices. As a result, demand for contract drilling services is not always purely a function of the movement of commodity prices.

In addition, customers may finance their exploration activities through cash flow from operations, the incurrence of debt or the issuance of equity. The deterioration in the credit and capital markets during the past year could cause difficulty for customers to obtain funding for their capital needs. A reduction of cash flow resulting from declines in commodity prices or a reduction of available financing may result in a reduction in customer spending and the demand for drilling services. This reduction in spending could have a material adverse effect on our operations.

SELF-INSURANCE

We self-insure a significant portion of expected losses relating to worker's compensation, general, and automobile liability. Insurance coverage has been purchased for individual claims that exceed $1 million or $2 million, depending on whether a claim occurs inside or outside of the United States. We maintain certain other insurance coverage with deductibles as high as $5 million. Insurance is purchased over deductibles to reduce our exposure to catastrophic events. We record estimates for incurred outstanding liabilities for worker's compensation, general liability claims and for claims that are incurred but not reported. Estimates are based on historic experience and statistical methods that we believe are reliable. Nonetheless, insurance estimates include certain assumptions and management judgments regarding the frequency and severity of claims, claim development, and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense that would be reported under these programs.

We have a wholly-owned captive insurance company, White Eagle Assurance Company (White Eagle), which provides a portion of our physical damage insurance for company-owned drilling rigs and reinsures international casualty deductibles. With the exception of "named wind storm" risk in the Gulf of Mexico, we insure rigs and related equipment at values that approximate the current replacement cost on the inception date of the policy. We self-insure a $1.0 million per occurrence deductible, as well as 10 percent of the estimated replacement cost of offshore rigs and 30 percent of the estimated replacement cost for land rigs and equipment. We have two insurance policies covering six offshore platform rigs for "named wind storm" risk in the Gulf of Mexico. The first policy covers four rigs and has a $55 million insurance limit over a $20 million deductible. We have been indemnified by a customer for $17 million of this deductible. The second policy covers two rigs and has a $40 million limit and a $3.5 million deductible. Rig property insurance coverage expires in May 2010. No insurance is carried against loss of earnings or business interruption. We are unable to obtain significant amounts of insurance to cover risks of underground reservoir damage; however, we are generally entitled to indemnification under our drilling contracts from this risk. Premiums paid to White Eagle by the drilling segments have been included in the drilling segment expenses but eliminated, along with the premium earned income, in the Consolidated Statements of Income.

INTERNATIONAL DRILLING OPERATIONS

International drilling operations are a significant contributor to our revenues and net operating income. There can be no assurance that we will be able to successfully conduct such operations, and a failure to do so may have an adverse effect on our financial position, results of operations, and cash flows. Also, the success of our international operations will be subject to numerous contingencies, some of which are beyond management's control. These contingencies include general and regional economic conditions, fluctuations in currency exchange rates, changes in international regulatory requirements and international employment issues, and the burden of complying with foreign laws. Additionally, in the event that extended labor strikes occur or a country experiences significant political, economic or social instability, we could experience shortages in labor and/or material and supplies necessary to operate some of our drilling rigs, thereby causing an adverse effect on our business, financial condition and results of operations.

We are not operating in any country that is currently considered highly inflationary, which is defined as cumulative inflation rates exceeding 100 percent in the most recent three-year period. The economy in Venezuela has not been considered to be highly inflationary in the past four years. We have completed an analysis to determine if Venezuela should be accounted for as a highly inflationary economy under the provisions of ASC 830 during the current fiscal year. Based on current Securities and Exchange Commission guidance, we used two relevant inflation indexes for this analysis; the Consumer Price Index (CPI) and the National Consumer Price Index (NCPI). These indexes are published by the Central Bank of Venezuela and they are acceptable for calculation of the three year cumulative inflation rate. Using a blended NCPI and CPI rate for the three year period ended June 30, 2009, Venezuela would not be considered highly inflationary as the cumulative inflation rate is less than 100 percent. All of our foreign subsidiaries use the U.S. dollar as the functional currency and local currency monetary assets are remeasured into U.S. dollars with gains and losses resulting from foreign currency transactions included in current results of operations. As such, if a foreign economy is considered highly inflationary, there would be no impact on the Consolidated Financial Statements.

NOTE 14 OPERATIONS AND RISKS IN VENEZUELA

Typically, contract drilling revenues are recognized as services are performed. In U.S. generally accepted accounting principles, one of the basic revenue recognition criteria is that collectability of the revenue is reasonably assured. Our revenue in Venezuela is from providing drilling services to Petroleos de Venezuela, S.A. (PDVSA), the Venezuelan state-owned petroleum company. We determined, as of the beginning of the second quarter of fiscal 2009 and forward, that the revenue recognition criteria in Venezuela is no longer met as collectability of revenue is not reasonably assured, primarily due to the uncertainty of the timing of collectability as discussed further below. As a result, $57.9 million of revenue was not recorded in the International Land segment during fiscal 2009. Revenue not recognized in 2009 will be recognized in future periods when cash is collected. Since the beginning of the second quarter of fiscal 2009, approximately $69.3 million (U.S. dollars and U.S. currency equivalent) was collected from PDVSA of which $61.4 million was applicable to accounts receivable at the end of the first quarter of fiscal 2009. As of September 30, 2009, the Consolidated Balance Sheets include accounts receivable from PDVSA of $26.6 million. Subsequent to the end of fiscal 2009, additional payments of approximately $20.8 million (U.S. dollars and U.S. currency equivalent) were received through November 24, 2009. Approximately 73 percent of this corresponds to accounts receivable at the end of the first quarter of fiscal 2009 and the remainder to invoices issued for work performed after the first quarter of fiscal 2009. We do not have enough information to conclude that the remaining receivable balance is not probable of collection. However, there continues to be uncertainty regarding the timing of the collection due to the current political, economic and social instability in Venezuela, the dependence by Venezuela on oil to largely support its economy and the failure of PDVSA to pay many service companies working in Venezuela. The collection of receivables from PDVSA has historically been more difficult and slower than that of other customers in international countries in which we have drilling operations due to PDVSA policies and procedures.

During the second quarter of fiscal 2009, we began discontinuing work for PDVSA as contracts expired. All of our eleven rigs were active in Venezuela during the first quarter of fiscal 2009. At the end of fiscal 2009, one rig remained active and has since become idle. At September 30, 2009, the net book value of long-lived assets in Venezuela was $71.6 million. We will continue to pursue future drilling opportunities in Venezuela, but do not expect to commit to new contracts until additional progress is made on unpaid invoices and converting local currency to U.S. dollars.

We have an agreement with PDVSA whereby 60 percent of our billings to PDVSA are in U.S. dollars and 40 percent are in the local currency, the bolivar fuerte. PDVSA has previously paid U.S. dollar invoices in Bsf which increases our exposure to foreign currency devaluation. In 2008, we received notification from PDVSA that exchange of those U.S. dollar invoices previously paid in Bsf would be made only when supporting documentation had been approved. The supporting documentation was delivered to PDVSA and is awaiting approval. The approval and subsequent payment would result in reducing the foreign currency exposure by approximately $37.5 million. We are unable to determine when payment will be received.

Since 2005, the Venezuelan government has had exchange controls that fix the exchange rate at 2.15 Bsf to one U.S. dollar and prohibits us, as well as other companies, from converting Bsf into U.S. dollars. Since that time, we have, in compliance with applicable regulations, submitted three separate requests to the Venezuelan government seeking permission to convert existing Bsf balances into U.S. dollars. All three requests were approved by the Venezuelan government and we were permitted to remit U.S. dollars as dividends from the Venezuelan subsidiary to the U.S. based parent. These dividends reduced our exposure to currency devaluation in Venezuela.

On July 22, 2008, we submitted another application with the Venezuela government requesting the approval to convert Bsf cash balances to U.S. dollars. When and if we receive approval from the Venezuelan government, our Venezuelan subsidiary will remit approximately $28.4 million as a dividend to its U.S. based parent as cash balances permit. While we have been successful in the past in obtaining government approval for conversion of Bsf to U.S. dollars, there is no guarantee that future conversion to U.S. dollars will be permitted. In the event that conversion to U.S. dollars would be prohibited, then Bsf cash balances could increase and we would be exposed to increased risk of devaluation.

Past devaluation losses may not be reflective of the potential for future devaluation losses. Venezuela continues to operate under exchange controls and the Venezuelan Bsf exchange rate has remained fixed at 2.15 Bsf to one U.S. dollar since March 2005. The exact amount and timing of any future devaluations attributable to the Venezuelan Bsf exchange rate is uncertain. At September 30, 2009, we had the equivalent of $45.3 million in cash denominated in Bsf's exposed to the risk of currency devaluation. Additionally, we have other current assets including accounts receivable exposed to currency devaluation.

While we are unable to predict the potential magnitude and timing of future devaluation in Venezuela, if current activity levels continue and if a 10 percent to 100 percent devaluation were to occur, we could experience potential currency devaluation losses ranging from approximately $6.6 million to $35.7 million.

NOTE 15 COMMITMENTS AND CONTINGENCIES

COMMITMENTS

From March 2005 through November 2008, we entered into separate drilling contracts to build and operate a total of 140 new FlexRigs. Eight of these 140 new rigs were contracted for work in International Land operations and the remaining 132 in U.S. Land operations. The construction of the 140 rigs is estimated to cost $2.2 billion, most of which was spent by the end of fiscal 2009. During construction, rig construction cost is included in construction in progress and then transferred to contract drilling equipment when the rig is placed in the field for service. Equipment, parts and supplies are ordered in advance to promote efficient construction progress. At September 30, 2009, we had commitments outstanding of approximately $63.1 million for the purchase of drilling equipment.

LEASES

We lease approximately 135,000 square feet of office space near downtown Tulsa, Oklahoma as well as other office space and equipment for use in operations. For operating leases that contain built-in pre-determined rent escalations, rent expense is recognized on a straight-line basis over the life of the lease. Leasehold improvements are capitalized and amortized over the lease term. Future minimum rental payments required under operating leases having initial or remaining non-cancelable lease terms in excess of one year at September 30, 2009 are as follows:

Fiscal Year	Amount (in thousands)

2010	$ 8,165
2011	6,145
2012	3,050
2013	2,569
2014	2,271
Thereafter	9,982

Total	$32,182

Total rent expense was $5.2 million, $4.2 million and $3.7 million for fiscal 2009, 2008 and 2007, respectively.

CONTINGENCIES

In August 2007, we experienced a fire on U.S. Land Rig 178, a 1,500 horsepower FlexRig2, when the well it was drilling had a blowout. There were no serious personal injuries although the drilling rig was lost. The rig was insured at a value that approximated replacement cost. At September 30, 2007, the net book value of the rig was removed from property, plant and equipment and a receivable from insurance was recorded, net of a $1.0 million insurance deductible. During fiscal 2008, gross insurance proceeds of approximately $8.7 million were received and a gain from involuntary conversion of approximately $5.0 million was recorded. During the first quarter of fiscal 2009, we settled the claim and received approximately $0.3 million as final payment. The proceeds were recorded as a gain from involuntary conversion in the Consolidated Statements of Income.

In August 2005, our Rig 201, which operates on an operator's tension-leg platform in the Gulf of Mexico, lost its entire derrick and suffered significant damage as a result of Hurricane Katrina. The rig was insured at a value that approximated replacement cost. Capital costs incurred in conjunction with rebuilding the rig were capitalized in fiscal 2007 and are being depreciated. Insurance proceeds received through fiscal 2008 totaled approximately $24.5 million with approximately $21.9 recorded as a gain from involuntary conversion of long-lived assets. During fiscal 2009, proceeds of approximately $0.2 million were received as final settlement and recorded as a gain from involuntary conversion.

Various legal actions, the majority of which arise in the ordinary course of business, are pending. We maintain insurance against certain business risks subject to certain deductibles. None of these legal actions are expected to have a material adverse effect on our financial condition, cash flows or results of operations.

We are contingently liable to sureties in respect of bonds issued by the sureties in connection with certain commitments entered into by us in the normal course of business. We have agreed to indemnify the sureties for any payments made by them in respect of such bonds.

NOTE 16 SEGMENT INFORMATION

We operate principally in the contract drilling industry. Our contract drilling business includes the following reportable operating segments: U.S. Land, Offshore, and International Land. The contract drilling operations consist mainly of contracting Company-owned drilling equipment primarily to large oil and gas exploration companies. Our primary international areas of operation include Venezuela, Colombia, Ecuador and other South American countries. The International Land operations have similar services, have similar types of customers, operate in a consistent manner and have similar economic and regulatory characteristics. Therefore, we have aggregated our international operations into one reportable segment. Each reportable segment is a strategic business unit which is managed separately. Other includes non-reportable operating segments. Revenues included in Other consist primarily of rental income. Consolidated revenues and expenses reflect the elimination of all material intercompany transactions.

We evaluate segment performance based on income or loss from operations (segment operating income) before income taxes which includes:

  •
  revenues from external and internal customers
  •
  direct operating costs
  •
  depreciation and
  •
  allocated general and administrative costs but excludes corporate costs for other depreciation, income from asset sales and other corporate income and expense.

General and administrative costs are allocated to the segments based primarily on specific identification and, to the extent that such identification is not practical, on other methods which we believe to be a reasonable reflection of the utilization of services provided.

Segment operating income for all segments is a non-GAAP financial measure of our performance, as it excludes general and administrative expenses, corporate depreciation, income from asset sales and other corporate income and expense. We consider segment operating income to be an important supplemental measure of operating performance for presenting trends in our core businesses. We use this measure to facilitate period-to-period comparisons in operating performance of our reportable segments in the aggregate by eliminating items that affect comparability between periods. We believe that segment operating income is useful to investors because it provides a means to evaluate the operating performance of the segments on an ongoing basis using criteria that are used by our internal decision makers. Additionally, it highlights operating trends and aids analytical comparisons. However, segment operating income has limitations and should not be used as an alternative to operating income or loss, a performance measure determined in accordance with GAAP, as it excludes certain costs that may affect our operating performance in future periods.

Summarized financial information of our reportable segments for each of the years ended September 30, 2009, 2008 and 2007 is shown in the following table:

(in thousands)	External Sales	Inter- Segment	Total Sales	Segment Operating Income (Loss)	Depreciation	Total Assets	Additions to Long-Lived Assets

2009
Contract Drilling
U.S. Land	$1,441,164	$ —	$1,441,164	$573,708	$187,259	$2,962,062	$703,073
Offshore	204,702	—	204,702	55,293	11,872	129,465	17,584
International Land	237,397	—	237,397	(7,227)	28,180	491,807	98,541

	1,883,263	—	1,883,263	621,774	227,311	3,583,334	819,198
Other	10,775	836	11,611	(7,032)	9,126	577,690	4,514

	1,894,038	836	1,894,874	614,742	236,437	4,161,024	823,712
Eliminations	—	(836)	(836)	—	—	—	—

Total	$1,894,038	$ —	$1,894,038	$614,742	$236,437	$4,161,024	$823,712

2008
Contract Drilling
U.S. Land	$1,542,038	$—	$1,542,038	$605,718	$161,893	$2,660,232	$682,310
Offshore	154,452	—	154,452	33,394	12,152	152,497	14,614
International Land	328,244	—	328,244	69,973	29,614	368,659	41,696

	2,024,734	—	2,024,734	709,085	203,659	3,181,388	738,620
Other	11,809	878	12,687	(7,996)	7,107	406,657	6,918

	2,036,543	878	2,037,421	701,089	210,766	3,588,045	745,538
Eliminations	—	(878)	(878)	—	—	—	—

Total	$2,036,543	$ —	$2,036,543	$701,089	$210,766	$3,588,045	$745,538

2007
Contract Drilling
U.S. Land	$1,174,956	$ —	$1,174,956	$467,000	$106,107	$2,073,015	$762,501
Offshore	123,148	—	123,148	22,081	10,687	124,014	25,418
International Land	320,283	—	320,283	105,179	23,782	314,625	22,726

	1,618,387	—	1,618,387	594,260	140,576	2,511,654	810,645
Other	11,271	828	12,099	5,007	5,466	373,715	14,803

	1,629,658	828	1,630,486	599,267	146,042	2,885,369	825,448
Eliminations	—	(828)	(828)	—	—	—	—

Total	$1,629,658	$ —	$1,629,658	$599,267	$146,042	$2,885,369	$825,448

The following table reconciles segment operating income to income before taxes and equity in income of affiliate as reported on the Consolidated Statements of Income (in thousands):

Years Ended September 30,	2009	2008	2007
Segment operating income	$614,742	$701,089	$599,267
Income from asset sales	6,032	13,490	41,697
Gain from involuntary conversion of long-lived assets	541	10,236	16,661
Corporate general and administrative costs and corporate depreciation	(37,783)	(31,999)	(25,306)

Operating income	583,532	692,816	632,319
Other income (expense)
Interest and dividend income	4,965	5,038	4,234
Interest expense	(13,490)	(18,689)	(10,126)
Gain on sale of investment securities	—	21,994	65,458
Other	808	(1,230)	(1,532)

Total unallocated amounts	(7,717)	7,113	58,034

Income before income taxes and equity in income of affiliate	$575,815	$699,929	$690,353

The following table presents revenues from external customers and long-lived assets by country based on the location of service provided (in thousands):

Years Ended September 30,	2009	2008	2007
Revenues
United States	$1,613,940	$1,687,075	$1,292,636
Venezuela	50,298	167,172	127,278
Argentina	42,087	44,367	39,330
Ecuador	52,250	55,100	93,903
Colombia	77,322	42,439	26,849
Other Foreign	58,141	40,390	49,662

Total	$1,894,038	$2,036,543	$1,629,658

Long-Lived Assets
United States	$2,879,222	$2,461,726	$1,951,907
Venezuela	71,634	76,867	83,804
Argentina	99,896	38,125	26,355
Ecuador	26,022	25,560	45,120
Colombia	62,942	41,889	10,061
Other Foreign	126,191	38,084	35,369

Total	$3,265,907	$2,682,251	$2,152,616

Long-lived assets are comprised of property, plant and equipment.

Revenues from one company doing business with the contract drilling business accounted for approximately 12.1 percent, 10.3 percent, and 5.5 percent of the total operating revenues during the years ended September 30, 2009, 2008 and 2007, respectively. Revenues from another company doing business with the contract drilling business accounted for approximately 9.9 percent, 3.4 percent, and 1.3 percent of total operating revenues during the years ended September 30, 2009, 2008 and 2007, respectively. Collectively, the receivables from these customers were approximately $53.0 million and $60.7 million at September 30, 2009 and 2008, respectively.

NOTE 17 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share amounts)

2009	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Operating revenues	$623,754	$520,300	$387,767	$362,217
Operating income	222,420	183,338	91,432	86,342
Net income	145,275	103,738	53,044	51,488
Basic net income per common share	1.38	.99	.50	.49
Diluted net income per common share	1.36	.98	.50	.48

2008	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Operating revenues	$456,663	$473,644	$522,517	$583,719
Operating income	168,633	155,670	177,807	190,706
Net income	107,830	102,054	125,369	126,485
Basic net income per common share	1.04	.98	1.20	1.20
Diluted net income per common share	1.02	.96	1.18	1.18

The sum of earnings per share for the four quarters may not equal the total earnings per share for the year due to changes in the average number of common shares outstanding.

In the first quarter of fiscal 2009, net income includes an after-tax gain from the sale of assets of $0.6 million, $0.01 per share on a diluted basis.

In the second quarter of fiscal 2009, net income includes an after-tax gain from the sale of assets of $1.1 million, $0.01 per share on a diluted basis.

In the third quarter of fiscal 2009, net income includes an after-tax gain from the sale of assets of $1.1 million, $0.01 per share on a diluted basis.

In the fourth quarter of fiscal 2009, net income includes an after-tax gain from the sale of assets of $0.8 million, $0.01 per share on a diluted basis.

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

NOTE 18 SUBSEQUENT EVENTS

We have evaluated events and transactions through November 24, 2009, and have determined we have no recognized subsequent events and one nonrecognized subsequent event.

In September 2009, we accepted bids for the sale of one highly mobile rig in the U.S. Land segment. The net book value at September 30, 2009 was approximately $1.0 million and has been classified as "Assets held for sale" on our September 30, 2009 Balance Sheet. In October 2009, we sold U.S. Land Rig 147.

Directors	Officers

W. H. Helmerich, III
Chairman of the Board
Tulsa, Oklahoma

 Hans Helmerich
President and Chief Executive Officer
Tulsa, Oklahoma

 William L. Armstrong**(***)
President
Colorado Christian University
Lakewood, Colorado

 Randy A. Foutch*(***)
Chairman and Chief Executive Officer
Laredo Petroleum, Inc.
Tulsa, Oklahoma

 Paula Marshall**(***)
Chief Executive Officer,
The Bama Companies, Inc.
Tulsa, Oklahoma

 Hon. Francis Rooney*(***)
Chief Executive Officer, Rooney Holdings, Inc.
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

 M. Alan Orr
Executive Vice President,
Engineering and Development of
Helmerich & Payne International Drilling Co.

 Gordon K. Helm
Vice President and Controller
Stockholders' Meeting
The annual meeting of stockholders will be held on March 3, 2010. A formal notice of the meeting, together with a proxy statement and form of proxy will be mailed to shareholders on or about January 26, 2010.

 Stock Exchange Listing
Helmerich & Payne, Inc. Common Stock is traded on the New York Stock Exchange with the ticker symbol "HP." The newspaper abbreviation most commonly used for financial reporting is "HelmP." Options on the Company's stock are also traded on the New York Stock Exchange.

 Stock Transfer Agent and Registrar
As of November 19, 2009, there were 663 record holders of Helmerich & Payne, Inc. common stock as listed by the transfer agent's records.

Our transfer agent is responsible for our shareholder records, issuance of stock certificates, and distribution of our dividends and the IRS Form 1099. Your requests, as shareholders, concerning these matters are most efficiently answered by corresponding directly with the transfer agent at the following address:

    Computershare Trust Company, N.A.
    Investor Services
    P.O. Box 43078
    Providence, RI 02940-3078
    Telephone: (800) 884-4225
                       (781) 575-4706

 Available Information
Annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, earnings releases, and financial statements are made available free of charge on the investor relations section of the Company's website as soon as reasonably practicable after the Company electronically files such materials with, or furnishes it to, the SEC. Also located on the investor relations section of the Company's website are certain corporate governance documents, including the following: the charters of the committees of the Board of Directors; the Company's Corporate Governance Guidelines and Code of Business Conduct and Ethics; the Code of Ethics for Principal Executive Officer and Senior Financial Officers; the Related Person Transaction Policy; the Foreign Corrupt Practices Act Compliance Policy; certain Audit Committee Practices and a description of the means by which employees and other interested persons may communicate certain concerns to the Company's Board of Directors, including the communication of such concerns confidentially and anonymously via the Company's ethics hotline at 1-800-205-4913. Annual reports, quarterly reports, current reports, amendments to those reports, earnings releases, financial statements and the various corporate governance documents are also available free of charge upon written request.

* Member, Audit Committee ** Member, Human Resources Committee *** Member, Nominating and Corporate Governance Committee
Annual CEO Certification
The annual CEO Certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual was provided to the New York Stock Exchange on or about March 27, 2009.

 Direct Inquiries To:
Investor Relations
Helmerich & Payne, Inc.
1437 South Boulder Avenue
Tulsa, Oklahoma 74119
Telephone: (918) 742-5531

Internet Address: http://www.hpinc.com

QuickLinks

  Exhibit 13