Form 10-K, Exhibit 13
period 2010-09-30
HELMERICH & PAYNE INC
filed 2010-11-24
CIK 46765

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

Helmerich & Payne, Inc.

Helmerich & Payne, Inc. is the holding Company for
Helmerich & Payne International Drilling Co., an international drilling contractor with land and offshore operations in the
United States, South America, Mexico, Trinidad, Africa
and the Middle East. Holdings also include commercial real
estate properties in the Tulsa, Oklahoma area, and an
energy-weighted portfolio of securities valued at approximately
$326 million as of September 30, 2010.

FINANCIAL HIGHLIGHTS

Years Ended September 30,	2010	2009	2008
	(in thousands, except per share amounts)
Operating Revenues	$1,875,162	$1,843,740	$1,869,371
Net Income	156,312	353,545	461,738
Diluted Earnings per Share	1.45	3.31	4.32
Dividends Paid per Share	.210	.200	.185
Capital Expenditures	329,572	876,839	697,906
Total Assets	4,265,370	4,161,024	3,588,045

To the Co-owners
of Helmerich & Payne, Inc.:

         Two thousand and ten was a year of transition and recovery; let me take the opportunity to reflect on some of the milestones that stand out. First, Venezuela was certainly a disappointing episode for the Company this year but, while perhaps receiving more than its fair share of attention, it is now behind us and we have moved forward.

         The industry fought its way back from a dramatic "once in 30 year" free fall that started in the early Fall of 2008 and bottomed in June of 2009. In terms of utilization, margins, operating income and returns, we outpaced our land drilling peers during the recovery that unfolded in the second half of 2009 and continued through our fiscal year 2010. Industry-wide activity steadily improved through the year, as the U.S. land count currently stands at 80 percent of the number of rigs that were running in October of 2008. For the Company's rig count, we have exceeded that percentage. During 2010, we reactivated nearly 90 rigs, our largest single-year effort, and the Company recently crossed the threshold of having 190 rigs operating in the U.S. This surpassed our previous record during the last cyclical peak and achieves the highest level of activity in the U.S. in the Company's history. In addition to better utilization, we outpaced our peers by maintaining significantly higher premiums in average rig revenue and margins during all parts of the cycle.

         Another milestone worthy of mention is our new build effort in 2010. In a year where natural gas prices have fallen in half, the Company has been able to secure 23 new FlexRig orders since last March, all long-term contracts with favorable returns. These new orders help us maintain our market leadership in the AC powered land rig market where three-quarters of our U.S. fleet is AC powered compared to one-third for the nearest competitor. Our experience gives us a simple, but profound advantage that enables us to build rigs for a lower cost and achieve higher returns than our peers. That experience represents over 560 rig years of running AC powered technology in the field and captures learnings from more than ten years of our own design and integrated manufacturing efforts.

         In November, we rolled our 100th FlexRig3 off the line. The FlexRig3 is the flagship of our fleet, and we marked the event with a celebration at our Greens Port assembly facility in Houston, Texas. When we read so much about the diminished level of manufacturing in our country, it's nice to have the opportunity to recognize the efforts of people who have built over 200 FlexRigs in that facility. The 100th FlexRig3 on display contained multiple feature enhancements and improvements compared to the first Flex3 assembled in 2002. These improvements come from "eating your own cooking" and a Company-wide focus, from our design and engineering effort through our field operations, to constantly improve and drive innovations that enhance performance.

         The Company had two milestone retirements in 2010: Doug Fears, Executive Vice President and Chief Financial Officer of the Company for over 22 years, and Alan Orr, Executive Vice President, Drilling Technology and Development, who spearheaded the FlexRig design effort and had 35 years of service.

         Finally, the Company celebrated its 90th anniversary in 2010. Relatedly, we want to recognize my dad, Walt Helmerich, for his 60th year of involvement with H&P. He started work fresh out of Harvard Business School in 1950 and continues today as the Company's Chairman. We are thankful for his leadership and are enormously indebted to him and to the many other loyal employees, past and present, who have built the Company's reputation the old-fashioned way: brick by brick, precept upon precept. Our job going forward is to vigorously defend and advance a powerful combination: Being the world's oldest and most experienced land contract driller and, at the same time, the most innovative and forward thinking. That is the charge we embrace heading into 2011.

Sincerely,

Hans Helmerich President
November 24, 2010

Financial & Operating Review

HELMERICH & PAYNE, INC.

Years Ended September 30,	2010	2009	2008

SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME*†

Operating Revenues	$1,875,162	$1,843,740	$1,869,371
Operating Costs, excluding depreciation	1,071,959	944,780	987,838
Depreciation**	262,658	227,535	195,343
General and Administrative Expense	81,479	58,822	56,429
Operating Income (Loss)	451,796	608,875	640,084
Interest and Dividend Income	1,811	2,755	3,524
Gain on Sale of Investment Securities	—	—	21,994
Interest Expense	17,158	13,590	18,721
Income (Loss) from Continuing Operations	286,081	380,546	420,258
Net Income	156,312	353,545	461,738
Diluted Earnings Per Common Share:
Income (Loss) from Continuing Operations	2.66	3.56	3.93
Net Income	1.45	3.31	4.32

*$000's omitted, except per share data †All data excludes discontinued operations except net income. **2004 includes an asset impairment of $51,516 and depreciation of $88,075

SUMMARY FINANCIAL DATA*

Cash**	$ 63,020	$ 96,142	$ 77,549
Working Capital**	417,888	157,103	274,519
Investments	320,712	356,404	199,266
Property, Plant, and Equipment, Net**	3,275,020	3,194,273	2,605,384
Total Assets	4,265,370	4,161,024	3,588,045
Long-term Debt	360,000	420,000	475,000
Shareholders' Equity	2,807,465	2,683,009	2,265,474
Capital Expenditures	329,572	876,839	697,906
*$000's omitted ** Excludes discontinued operations.

Rig Fleet Summary
Drilling Rigs –
U. S. Land – FlexRigs	182	163	146
U. S. Land – Highly Mobile	11	11	12
U. S. Land – Conventional	27	27	27
Offshore Platform	9	9	9
International Land†	28	33	19

Total Rig Fleet	257	243	213
Rig Utilization Percentage –
U. S. Land – FlexRigs	87	76	100
U. S. Land – Highly Mobile	0	29	83
U. S. Land – Conventional	17	39	80
U. S. Land – All Rigs	73	68	96
Offshore Platform	80	89	75
International Land†	71	70	72
†Excludes discontinued operations.

2007	2006	2005	2004	2003	2002	2001	2000

$1,502,380	$1,140,219	$ 733,902	$ 532,759	$ 472,407	$ 472,865	$ 479,132	$ 348,495
788,967	606,945	435,057	375,600	322,553	319,330	295,021	223,945
137,187	93,363	88,483	139,591	76,748	56,208	46,134	69,329
47,401	51,873	41,015	37,661	41,003	36,563	28,180	23,306
586,506	395,341	182,355	(14,698)	35,845	61,946	113,890	32,465
4,143	9,688	5,772	1,622	2,467	3,624	9,128	18,144
65,458	19,866	26,969	25,418	5,529	24,820	1,189	13,295
9,591	6,499	12,416	12,541	12,357	993	1,715	2,715
415,924	269,852	120,666	(1,016)	16,417	55,017	71,046	36,882
449,261	293,858	127,606	4,359	17,873	63,517	144,254	82,300

3.95	2.54	1.16	(0.01)	0.17	0.54	0.70	0.36
4.27	2.77	1.23	0.04	0.17	0.63	1.42	0.82

$ 67,445	$ 32,193	$ 284,460	$ 63,785	$ 29,763	$ 45,699	$ 127,395	$ 106,171
209,766	126,540	378,496	157,266	82,712	87,584	201,549	165,513
223,360	218,309	178,452	161,532	158,770	150,175	203,271	307,425
2,068,812	1,399,974	897,504	913,338	983,026	824,815	565,195	489,722
2,885,369	2,134,712	1,663,350	1,406,844	1,417,770	1,227,313	1,300,121	1,200,854
445,000	175,000	200,000	200,000	200,000	100,000	50,000	50,000
1,815,516	1,381,892	1,079,238	914,110	917,251	895,170	1,026,477	955,703
885,583	521,847	78,677	86,057	233,850	298,295	152,123	62,224

118	73	50	48	43	26	13	6
12	12	12	11	11	11	11	10
27	28	29	28	29	29	25	22
9	9	11	11	12	12	10	10
16	16	14	19	21	19	20	22

182	138	116	117	116	97	79	70

100	100	100	99	97	96	100	99
93	100	99	91	89	97	89	95
87	95	82	67	58	70	99	77
97	99	94	87	81	84	97	85
65	69	53	48	51	83	98	94
89	95	80	47	42	59	69	60

Management's Discussion & Analysis of Financial Condition and Results of Operations

Helmerich & Payne, Inc.

RISK FACTORS AND FORWARD-LOOKING STATEMENTS

The following discussion should be read in conjunction with Part I of our Form 10-K as well as the Consolidated Financial Statements and related notes thereto. Our future operating results may be affected by various trends and factors, which are beyond our control. These include, among other factors, fluctuations in oil and natural gas prices, unexpected expiration or termination of drilling contracts, currency exchange gains and losses, expropriation of real and personal property, changes in general economic conditions, disruptions to the global credit markets, rapid or unexpected changes in technologies, risks of foreign operations, uninsured risks, changes in domestic and foreign policies, laws and regulations and uncertain business conditions that affect our businesses. Accordingly, past results and trends should not be used by investors to anticipate future results or trends.

With the exception of historical information, the matters discussed in Management's Discussion & Analysis of Financial Condition and Results of Operations include forward-looking statements. These forward-looking statements are based on various assumptions. We caution that, while we believe such assumptions to be reasonable and make them in good faith, assumed facts almost always vary from actual results. The differences between assumed facts and actual results can be material. We are including this cautionary statement to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by us or persons acting on our behalf. The factors identified in this cautionary statement and those factors discussed under Risk Factors beginning on page 5 of our Form 10-K are important factors (but not necessarily all important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by us or persons acting on our behalf. We undertake no duty to update or revise our forward-looking statements based on changes of internal estimates or expectations or otherwise.

EXECUTIVE SUMMARY

Helmerich & Payne, Inc. is primarily a contract drilling company which owned and operated a total of 257 drilling rigs at September 30, 2010. Our contract drilling segments include the U.S. Land segment in which we had 220 rigs, the Offshore segment in which we had 9 offshore platform rigs, and the International Land segment in which we had 28 rigs at September 30, 2010. After experiencing a very significant decline in rig utilization and spot pricing in the U.S. land market during the prior year, we experienced a partial and encouraging recovery during 2010. A confluence of events in the U.S. contributed to this recovery, including increased levels of drilling to hold acreage by production, operator access to capital through several favorable exploration and production joint venture agreements, and the shift of operators' drilling budgets from natural gas to crude oil and liquids-rich projects. With some exceptions, international markets in general also recovered during fiscal 2010, allowing us to generate strong results from continuing operations as compared to the prior year. Activity in our Offshore segment remained relatively strong and was not significantly impacted by the deepwater drilling moratorium in the Gulf of Mexico. Drilling continues to become more challenging and technologically focused, requiring more highly capable rigs which are expected to be in short supply as demand improves. We are well positioned to meet the long-term needs of our customers and to compete successfully for opportunities in any improving market.

As further discussed in Note 2 of the Consolidated Financial Statements, our Venezuelan subsidiary was classified as discontinued operations on June 30, 2010, after the announced "forceful acquisition" of our drilling assets in that country by the Venezuelan government. The subsidiary was previously classified as an operating segment within our International Land segment. Accordingly, we reclassified the financial statements and related disclosures for all periods presented. These reclassifications had no impact on net income, total assets or total shareholders' equity. Unless otherwise indicated, the following discussion pertains only to our continuing operations. All historical statements and statistical data have been restated to exclude discontinued operations. Unless otherwise indicated, references to 2010, 2009 and 2008 in the following discussion are referring to our fiscal year 2010, 2009 and 2008.

RESULTS OF OPERATIONS

All per share amounts included in the Results of Operations discussion are stated on a diluted basis. Our net income for 2010 was $156.3 million ($1.45 per share), compared with $353.5 million ($3.31 per share) for 2009 and $461.7 million ($4.32 per share) for 2008. Included in our net income for 2008 were after-tax gains from the sale of investment securities of $13.5 million ($0.13 per share). Net income also includes after-tax gains from the sale of assets of $3.3 million ($0.03 per share) in 2010, $3.4 million ($0.03 per share) in 2009 and $8.3 million ($0.08 per share) in 2008. Included in net income in 2009 and 2008 are after-tax gains of $0.3 million and $6.5 million ($0.06 per share), respectively, from involuntary conversion of long-lived assets that sustained significant damage as a result of Hurricane Katrina in 2005. Also included in net income is our portion of income from an equity affiliate, Atwood Oceanics, Inc. ("Atwood"), of $0.09 per share in 2009 and $0.16 per share in 2008. Effective April 1, 2009, we determined we no longer had the ability to exercise significant influence over operating and financial policies at Atwood and discontinued accounting for Atwood using the equity method. The investment in Atwood is now recorded at fair value with changes included as a component of other comprehensive income.

Consolidated operating revenues were $1,875.2 million in 2010, $1,843.7 million in 2009, and $1,869.4 million in 2008. In 2009, as oil and natural gas prices declined and uncertainty in the capital markets increased, customers reduced spending on exploration and development drilling causing a reduction in rig utilization. Our U.S. land rig utilization was 73 percent in 2010, 68 percent in 2009 and 96 percent in 2008. The average number of U.S. land rigs available was 207 rigs in 2010, 194 rigs in 2009 and 171 rigs in 2008. Revenue in the Offshore segment remained steady in 2010 and 2009 after increasing in 2009 from 2008. Rig utilization for offshore rigs was 80 percent in 2010, compared to 89 percent in 2009 and 75 percent in 2008. International rig revenues increased in 2010 after staying relatively level in 2009 from 2008. Rig utilization in our International Land segment was 71 percent in 2010, 70 percent in 2009 and 72 percent in 2008.

We did not sell any investment securities in 2010 or 2009, but recorded gains of $22.0 million in 2008 from the sale of investment securities. Interest and dividend income was $1.8 million, $2.8 million and $3.5 million in 2010, 2009 and 2008, respectively.

Direct operating costs in 2010 were $1,072.0 million or 57 percent of operating revenues, compared with $944.8 million or 51 percent of operating revenues in 2009 and $987.8 million or 53 percent of operating revenues in 2008.

Depreciation expense was $262.7 million in 2010, $227.5 million in 2009 and $195.3 million in 2008. Included in depreciation are abandonments of equipment of $4.2 million in 2010, $5.3 million in 2009, and $13.3 million in 2008. Depreciation expense, exclusive of the abandonments, increased over the three-year period as we placed into service 23 new rigs in 2010, 25 in 2009 and 29 in 2008. Depreciation expense in 2011 is expected to increase from 2010 from new rigs placed into service during 2010 and additional rigs placed into service during 2011. (See Liquidity and Capital Resources.)

As conditions warrant, management performs an analysis of the industry market conditions impacting its long-lived assets in each drilling segment. Based on this analysis, management determines if any impairment is required. In 2010, 2009 and 2008, no impairment was recorded.

General and administrative expenses totaled $81.5 million in 2010, $58.8 million in 2009, and $56.4 million in 2008. The $22.7 million increase in 2010 from 2009 is partially due to an increase in stock-based compensation of $7.5 million. The increase in stock-based compensation is comprised of additional expense of $4.9 million resulting from a change in our Long-Term Incentive Plan which permitted continued equity vesting after retirement, and $2.6 million expense resulting from options granted in 2010 having a higher grant price and value than options amortized at September 30, 2009. Also contributing to increased general and administrative expenses in 2010 were additional pension expense of $2.2 million and an increase of $10.3 million from increases in employee salaries, an increase in the number of employees and an increase in bonus accruals.

Interest expense was $17.2 million in 2010, $13.6 million in 2009, and $18.7 million in 2008. Interest expense is primarily attributable to the fixed-rate debt outstanding and advances on the senior credit facility. Interest expense increased in 2010 from 2009 primarily as a result of borrowings under a fixed rate credit facility obtained in July 2009. Capitalized interest was $6.4 million, $6.6 million and $4.7 million in 2010, 2009 and 2008, respectively. All of the capitalized interest is attributable to our rig construction program.

The provision for income taxes totaled $152.2 million in 2010, $227.9 million in 2009, and $242.6 million in 2008. The effective income tax rate decreased to 35 percent in 2010 from 38 percent in 2009 and 2008. Deferred income taxes are provided for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. Recoverability of any tax assets are evaluated and necessary allowances are provided. The carrying value of the net deferred tax assets is based on management's judgments using certain estimates and assumptions that we will be able to generate sufficient future taxable income in certain tax jurisdictions to realize the benefits of such assets. If these estimates and related assumptions change in the future, additional valuation allowances may be recorded against the deferred tax assets resulting in additional income tax expense in the future. (See Note 4 of the Consolidated Financial Statements for additional income tax disclosures.)

On May 21, 2008, we acquired a private limited partnership, TerraVici Drilling Solutions ("TerraVici") in a transaction accounted for under the purchase method of accounting. Under the purchase method of accounting, the assets and liabilities of TerraVici were recorded as of the acquisition date, at their respective fair values, and consolidated with our financial statements. The operations for TerraVici are included with all other non-reportable business segments.

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

We paid a total purchase price of $12.2 million, including acquisition related fees of $1.2 million. In conjunction with the acquisition, we recorded an in-process research and development ("IPR&D") charge of $11.1 million in 2008. The IPR&D represented rotary steerable system ("RSS") tools under development by TerraVici at the date of acquisition that had not yet achieved technological feasibility and would have no future alternative use. The $11.1 million estimated fair value of the IPR&D was derived using the multi-period excess-earnings method. The terms of the transaction provide for future contingency payments of up to $11 million based on specific commerciality milestones and certain earn-out provisions based on future earnings being met. Pursuant to the satisfaction of a performance milestone, we paid $4.0 million subsequent to September 30, 2010. This additional payment will be accounted for as goodwill.

During 2010, 2009 and 2008, we incurred $12.3 million, $9.7 million and $1.8 million, respectively, of research and development expenses related to ongoing development of the RSS. We anticipate research and development expenses to continue during 2011.

In 2010 and 2009, we had a net loss from discontinued operations of $129.8 million and $27.0 million, respectively, compared to net income from discontinued operations in 2008 of $41.5 million. We determined that, as of the beginning of the second quarter of fiscal 2009 and forward, services to our customer in Venezuela, Petroleos de Venezuela, S.A. ("PDVSA"), no longer met the revenue recognition criteria as collectability became uncertain. The ability to collect accounts receivable in U.S. dollars from PDVSA deteriorated to the point that, during the second quarter of fiscal 2009, we decided to discontinue work as contracts expired. All of our eleven rigs in Venezuela were active at the end of 2008 and one rig remained active at the end of 2009, but became idle during the first quarter of 2010. As a result of the change in revenue recognition, $57.9 million of revenue was not recorded during 2009 and only cash collected of $13.5 million was recorded as revenue in 2010. Contributing to the net loss in 2010 was approximately $70.2 million loss from derecognizing our Venezuelan property and equipment and inventory as a result of the seizing of our assets by the Venezuelan government. Accounts receivable, payables and other deferred charges and credits, netting to approximately $9.5 million, were also written off because the related future cash inflows and outflows associated with them were no longer expected to occur. At September 30, 2010, we had approximately $31.3 million (U.S. currency equivalent) cash balances in Venezuela. Our Venezuelan subsidiary has had, since July 22, 2008, an outstanding application with the Venezuelan government requesting approval to remit approximately $14.2 million as a dividend to its U.S. based parent, converting bolivar fuerte cash balances to U.S. dollars. Because of the seizure of our assets by the Venezuelan government and our inability to obtain approval of the dividend, we also impaired approximately $21.1 million cash as of September 30, 2010. On January 8, 2010, the Venezuelan government devalued its currency and, as a result, we recorded an exchange loss of approximately $20.4 million which is included in discontinued operations for 2010.

We are currently evaluating various remedies, including any recourse we may have against PDVSA or related parties, any remuneration or reimbursement that we might collect from PDVSA or related parties, and any other sources of recovery for our losses. While there exists the possibility of realizing a recovery, we are currently unable to determine the timing or amounts we may receive, if any, or the likelihood of recovery. No gain contingencies are recognized in our Consolidated Financial Statements.

The following tables summarize operations by reportable operating segment.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

	2010	2009	% Change

U.S. LAND OPERATIONS	(in thousands, except operating statistics)
Operating revenues	$1,412,495	$1,441,164	(2.0)%
Direct operating expenses	772,766	663,385	16.5
General and administrative expense	23,799	16,812	41.6
Depreciation	211,652	187,259	13.0

Segment operating income	$ 404,278	$ 573,708	(29.5)

Operating Statistics:
Revenue days	55,051	48,055	14.6%
Average rig revenue per day	$ 23,909	$ 28,194	(15.2)
Average rig expense per day	$ 12,288	$ 12,009	2.3
Average rig margin per day	$11,621	$16,185	(28.2)
Number of rigs at end of period	220	201	9.5
Rig utilization	73%	68%	7.4

Operating statistics for per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses of $96,304 and $86,297 for 2010 and 2009, respectively.
Rig utilization excludes one FlexRig completed and ready for delivery at September 30, 2010.
Rig utilization excludes seven FlexRigs completed and ready for delivery at September 30, 2009.

Operating income in the U.S. Land segment decreased to $404.3 million in 2010 from $573.7 million in 2009. Included in U.S. land revenues for 2010 and 2009 is approximately $41.2 million and $169.4 million, respectively, from early termination revenue and revenue from customers that requested delivery delays for new FlexRigs. Excluding early termination related revenue and customer requested delivery delay revenue for new FlexRigs, the average revenue per day for 2010 decreased by $1,509 to $23,161 from $24,670 in 2009, as a result of lower average dayrates in 2010 compared to 2009.

Direct operating expenses increased 17 percent in 2010 from 2009, and the expense as a percentage of revenue increased to 55 percent in 2010 from 46 percent in 2009. However, the average rig expense per day increased by only $279 during 2010, primarily as a result of costs incurred to reactivate idle rigs.

Rig utilization increased to 73 percent in 2010 from 68 percent in 2009. The total number of rigs at September 30, 2010 was 220 compared to 201 rigs at September 30, 2009. The net increase is due to 14 new FlexRigs having been completed and placed into service, one transferred to the International Land segment with a customer commitment, and six transferred from the International Land segment. Subsequent to September 30, 2010, we classified two conventional rigs as held for sale.

Depreciation includes charges for abandoned equipment of $3.5 million and $4.9 million in 2010 and 2009, respectively. Excluding the abandonment amounts, depreciation in 2010 increased 14 percent from 2009 due to the increase in available rigs.

We expect to complete and deliver another 16 new FlexRigs by the end of the third fiscal quarter of 2011. Like those completed in fiscal 2010, each of these new rigs is committed to work for an exploration and production company under a fixed term contract, performing drilling services on a daywork contract basis. As a result of the new FlexRigs added in 2010 and additional rigs scheduled for completion in 2011, we anticipate depreciation expense to continue to increase in fiscal 2011.

During 2009, the economic recession, including the decrease in oil and natural gas prices and deterioration in the credit markets, had an effect on customer spending. As a result, the industry's active land drilling rig count in the U.S. land market declined by over fifty percent from the fall of 2008 to the summer of 2009. Since June 2009, the industry's U.S. land rig count has been experiencing a steady recovery but the rig count still remains about 20 percent below the peak level reported during the fall of 2008. At

September 30, 2010, 185 out of 220 existing rigs in the U.S. Land segment were generating revenue. Of the 185 rigs generating revenue, 127 were under fixed term contracts, and 58 were working in the spot market. At November 18, 2010, the number of existing rigs under fixed term contracts in the segment increased to 132 and the number of rigs working in the spot market remained at 58. Only one of the rigs under a fixed term contract was under a customer requested delivery delay. Delayed FlexRigs do not generate revenue days and are not considered for purposes of calculating and reporting utilization rates.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

	2010	2009	% Change
OFFSHORE OPERATIONS	(in thousands, except operating statistics)
Operating revenues	$202,734	$204,702	(1.0)%
Direct operating expenses	131,325	133,442	(1.6)
General and administrative expense	5,821	4,095	42.1
Depreciation	12,519	11,872	5.4

Segment operating income	$53,069	$55,293	(4.0)

Operating Statistics:
Revenue days	2,642	2,938	(10.1)%
Average rig revenue per day	$ 47,534	$ 48,677	(2.3)
Average rig expense per day	$ 24,653	$ 27,373	(9.9)
Average rig margin per day	$ 22,881	$ 21,304	7.4
Number of rigs at end of period	9	9	—
Rig utilization	80%	89%	(10.1)

Operating statistics of per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses of $37,594 and $34,125 for 2010 and 2009, respectively. Also excluded are the effects of offshore platform management contracts and currency revaluation expense.

Segment operating income in our Offshore segment decreased by four percent in 2010 from 2009 primarily due to reduced activity. Segment operating income was not significantly impacted during 2010 as a result of the government imposed deepwater drilling moratorium.

Currently, we have seven of our nine platform rigs working. The rig located offshore Trinidad was placed on standby during the fourth fiscal quarter of 2010 but is expected to commence operations for a new customer by the first fiscal quarter of 2011.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

	2010	2009	% Change
INTERNATIONAL LAND OPERATIONS	(in thousands, except operating statistics)
Operating revenues	$247,179	$187,099	32.1%
Direct operating expenses	166,021	146,565	13.3
General and administrative expense	2,949	2,301	28.2
Depreciation	29,938	19,278	55.3

Segment operating income	$48,271	$18,955	154.7

Operating Statistics:
Revenue days	7,254	4,807	50.9%
Average rig revenue per day	$32,451	$35,618	(8.9)
Average rig expense per day	$21,142	$26,528	(20.3)
Average rig margin per day	$11,309	$9,090	24.4
Number of rigs at end of period	28	33	(15.2)
Rig utilization	71%	70%	1.4

Operating statistics of per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses of $11,779 and $15,884 for 2010 and 2009, respectively. Also excluded are the effects of currency revaluation expense.
Rig utilization at September 30, 2009 excludes one FlexRig completed and ready for delivery and two FlexRigs delivered waiting on customer location.

The International Land segment had operating income of $48.3 million for 2010 compared to $19.0 million for 2009, primarily due to an increase in revenue days.

Rig utilization for international land operations increased to 71 percent in 2010 from 70 percent in 2009. The total number of rigs at September 30, 2010 was 28 compared to 33 rigs at September 30, 2009. The decrease was due to six rigs transferred to the U.S. Land segment and one rig transferred to the International Land segment. Five of the six rigs had been in the International Land segment for prospective bidding purposes and came back to the U.S. under contract. The rig transferred to the International Land segment was in transit to a customer location at September 30, 2010. Two FlexRigs completed in 2009 and one FlexRig completed in 2008 were placed into service during 2010.

Direct operating expenses increased primarily due to an increase in activity. However, the average rig expense per day decreased in 2010 from 2009 as revenue days increased and labor and stacking expenses related to rigs that became idle were reduced.

Subsequent to September 30, 2010, two rigs were transferred to the U.S. Land segment with one of those under contract. Three international rigs have received release notifications and are expected to return to the U.S. Land segment late in the first quarter and early second quarter of fiscal 2011.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

	2009	2008	% Change
U.S. LAND OPERATIONS	(in thousands, except operating statistics)
Operating revenues	$1,441,164	$1,542,038	(6.5)%
Direct operating expenses	663,385	756,828	(12.3)
General and administrative expense	16,812	17,599	(4.5)
Depreciation	187,259	161,893	15.7

Segment operating income	$ 573,708	$ 605,718	(5.3)

Operating Statistics:
Revenue days	48,055	59,804	(19.6)%
Average rig revenue per day	$ 28,194	$ 24,522	15.0
Average rig expense per day	$ 12,009	$ 11,393	5.4
Average rig margin per day	$ 16,185	$ 13,129	23.3
Number of rigs at end of period	201	185	8.6
Rig utilization	68%	96%	(29.2)

Operating statistics for per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses of $86,297 and $75,519 for 2009 and 2008, respectively.
Rig utilization excludes seven FlexRigs completed and ready for delivery at September 30, 2009.

Operating income in the U.S. Land segment decreased to $573.7 million in 2009 from $605.7 million in 2008. Included in U.S. land revenues for 2009 was approximately $169.4 million from early termination revenue and revenue from customers that requested delivery delays for new FlexRigs. The average revenue per day for 2009 increased $3,672 of which $3,524 was attributable to the early termination related revenue and customer requested delivery delay revenue for new FlexRigs.

During 2009, we received 37 early termination notices from customers corresponding to the new rig build program. All 37 rigs released had been deployed to the field prior to fiscal 2008.

Direct operating expenses decreased 12.3 percent from 2008 to 2009, and the expense as a percentage of revenue declined to 46 percent in 2009 from 49 percent in 2008. The average rig expense per day, however, increased during 2009 due to fixed expenses incurred on idle rigs including property taxes and insurance as well as labor and other expenses associated with stacking rigs.

Rig utilization decreased to 68 percent in 2009 from 96 percent in 2008. The total number of rigs at September 30, 2009 was 201 compared to 185 rigs at September 30, 2008. The net increase was due to 22 new FlexRigs having been completed and placed into service, 7 rigs completed and ready for service, 7 transferred to the International Land segment with customer commitments, 5 transferred to the International Land segment to be used for bidding prospective work, and 1 rig removed and held for sale. Depreciation included charges for abandoned equipment of $4.9 million and $13.2 million in 2009 and 2008, respectively. Excluding the abandonment amounts, depreciation in 2009 increased 23 percent from 2008 due to the increase in available rigs.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

	2009	2008	% Change
OFFSHORE OPERATIONS	(in thousands, except operating statistics)
Operating revenues	$204,702	$154,452	32.5%
Direct operating expenses	133,442	104,454	27.8
General and administrative expense	4,095	4,452	(8.0)
Depreciation	11,872	12,152	(2.3)

Segment operating income	$ 55,293	$ 33,394	65.6

Operating Statistics:
Revenue days	2,938	2,442	20.3%
Average rig revenue per day	$ 48,677	$ 47,743	2.0
Average rig expense per day	$27,373	$29,655	(7.7)
Average rig margin per day	$ 21,304	$ 18,088	17.8
Number of rigs at end of period	9	9	—
Rig utilization	89%	75%	18.7

Operating statistics of per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses of $34,125 and $16,330 for 2009 and 2008, respectively. Also excluded are the effects of offshore platform management contracts and currency revaluation expense.

Segment operating income in our Offshore segment increased 66 percent in 2009 from 2008 due to increased activity and a rig beginning work in Trinidad during 2008.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

	2009	2008	% Change
INTERNATIONAL LAND OPERATIONS	(in thousands, except operating statistics)
Operating revenues	$187,099	$161,072	16.2%
Direct operating expenses	146,565	125,660	16.6
General and administrative expense	2,301	3,344	(31.2)
Depreciation	19,278	14,191	35.8

Segment operating income	$ 18,955	$ 17,877	6.0

Operating Statistics:
Revenue days	4,807	4,120	16.7%
Average rig revenue per day	$ 35,618	$ 34,964	1.9
Average rig expense per day	$ 26,528	$ 25,949	2.2
Average rig margin per day	$ 9,090	$ 9,015	0.8
Number of rigs at end of period	33	19	73.7
Rig utilization	70%	72%	(2.8)

Operating statistics of per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses of $15,884 and $17,019 for 2009 and 2008, respectively. Also excluded are the effects of currency revaluation expense.
Rig utilization at September 30, 2009 excludes one FlexRig completed and ready for delivery and two FlexRigs delivered waiting on customer location. Rig utilization at September 30, 2008 excludes four FlexRigs completed and ready for delivery.

Segment operating income for our International Land segment increased six percent in 2009 from 2008. The total number of rigs at September 30, 2009 was 33 compared to 19 rigs at September 30, 2008. During 2009, 12 rigs were transferred to the International Land segment from the U.S. Land segment. Of those twelve, seven were under contract with the remaining five used for bidding prospective work. Those five were subsequently returned to the U.S. Land segment. Five new FlexRigs were placed into service during 2009 with two of them completed in 2008 and two completed in 2009. The fifth FlexRig was completed during 2008 and was under contract at the end of 2009 waiting to be sent to a location to be determined by the operator.

LIQUIDITY AND CAPITAL RESOURCES

Our capital spending was $329.6 million in 2010, $876.8 million in 2009 and $697.9 million in 2008. Net cash provided from operating activities was $462.3 million in 2010, $895.9 million in 2009 and $588.6 million in 2008. Our 2011 capital spending level will be primarily driven by our new build construction program as it adapts to market demand for incremental FlexRigs during the year. Given the number of customer commitments that we already have for new FlexRigs to be completed in 2011, and the level of rig component orders that are required to ensure our ability to effectively respond to additional new FlexRig demand, our current capital spending estimate for 2011 is approximately $600 million.

Historically, we have financed operations primarily through internally generated cash flows. In periods when internally generated cash flows are not sufficient to meet liquidity needs, we will either borrow from available credit sources or, if market conditions are favorable, sell portfolio securities. Likewise, if we are generating excess cash flows, we may invest in short-term investments. In 2009, we purchased $12.5 million of short-term investments. The $12.5 million short-term investment matured in 2010.

We manage a portfolio of marketable securities that, at the close of fiscal 2010, had a market value of $320.7 million. Our investments in Atwood and Schlumberger, Ltd. made up 93 percent of the portfolio's market value on September 30, 2010. The value of the portfolio is subject to fluctuation in the market and may vary considerably over time. Excluding our investments in limited partnerships carried at cost, the portfolio is recorded at fair value on our balance sheet.

We generated cash proceeds from the sale of portfolio securities of $25.5 million in 2008. We did not sell any portfolio securities in 2010 or 2009.

In 2008, proceeds were primarily from the sale of 170,000 shares of Schlumberger, Ltd. and all other available-for-sale securities we owned. Proceeds were primarily used to fund capital expenditures.

Our proceeds from asset sales totaled $7.9 million in 2010, $8.1 million in 2009 and $22.5 million in 2008. In 2008, two international land rigs were sold generating $13.0 million in proceeds. Income from asset sales in 2008 totaled $13.0 million. The rigs sold in 2008 were idle at the time of the sales and, with our emphasis on FlexRig technology, we took advantage of the opportunity to sell older rigs. In each year we also had sales of old or damaged rig equipment and drill pipe used in the ordinary course of business.

In 2009 and 2008, we received insurance proceeds of approximately $0.2 million and $5.3 million, respectively, for damages sustained to our offshore Rig 201 during Hurricane Katrina. During the fourth quarter of fiscal 2007, our Rig 178 was lost when the well it was drilling had a blowout. During 2009 and 2008, we received gross insurance proceeds of approximately $0.3 million and $8.7 million, respectively, in connection with the loss of Rig 178. We recorded a net gain from involuntary conversion of approximately $0.5 million in 2009 and $10.2 million in 2008. The proceeds, shown in the Consolidated Statements of Cash Flows under investing activities, were used to rebuild Rig 201 and replace Rig 178. The costs for both rigs were capitalized with Rig 201 returning to work in the fourth fiscal quarter of 2007 and the replacement rig returning to work in 2008. We have settled both claims and no additional insurance proceeds are expected.

We have $150 million of intermediate-term unsecured debt obligations with staged maturities of $75 million in August, 2012 and $75 million in August, 2014. The annual average interest rate through maturity will be 6.53 percent. The terms of the debt obligations require that we maintain a minimum ratio of debt to total capitalization of less than 55 percent. The note purchase agreement also contains additional terms, conditions, and restrictions that we believe are usual and customary in unsecured debt arrangements for companies that are similar in size and credit quality.

We have $200 million senior unsecured fixed-rate notes that mature over a period from July 2012 to July 2016. Interest on the notes is paid semi-annually based on an annual rate of 6.10 percent. We will make five equal annual principal repayments of $40 million starting on July 21, 2012. Financial covenants require that we maintain a funded leverage ratio of less than 55 percent and an interest coverage ratio (as defined) of not less than 2.50 to 1.00. The note purchase agreement also contains additional terms, conditions, and restrictions that we believe are usual and customary in unsecured debt arrangements for companies that are similar in size and credit quality.

We have an agreement with a multi-bank syndicate for a five-year, $400 million senior unsecured credit facility expiring December 2011. We have the option to borrow at the prime rate for maturities of less than 30 days but anticipate the majority of all of the borrowings over the remaining life of the facility will accrue interest at a spread over the London Interbank Bank Offered Rate (LIBOR). We pay a commitment fee based on the unused balance of the facility. The spread over LIBOR and the commitment fee are determined according to a scale based on the ratio of our total debt to total capitalization. The LIBOR spread ranges from .30 percent to .45 percent depending on the ratio. Based on the ratio at the close of the 2010 fiscal year, the LIBOR spread on borrowings was .35 percent and the commitment fee was .075 percent per annum. The advances bear an interest rate of 0.61 percent. At September 30, 2010, we had two letters of credit totaling $21.9 million under the facility and had borrowed $10 million against the facility with $368.1 million remaining available to borrow. Subsequent to September 30, 2010, we paid the $10 million outstanding balance and had $378.1 million available to borrow.

Financial covenants in the facility require that we maintain a funded leverage ratio (as defined) of less than 50 percent and an interest coverage ratio (as defined) of not less than 3.00 to 1.00. The facility contains additional terms, conditions, and restrictions that we believe are usual and customary in unsecured debt arrangements for companies that are similar in size and credit quality. At September 30, 2010, we were in compliance with all debt covenants.

In January 2010, a $105 million unsecured line of credit that matured was paid in full using operating cash flow and borrowings under the $400 million facility. At the same time, an interest rate swap with the same maturity and a notional amount of $105 million expired.

At September 30, 2010, we had 142 existing rigs with contracts under fixed terms with original term durations ranging from six months to seven years, with some expiring in fiscal 2011. The contracts provide for termination at the election of the customer, with an early termination payment to be paid if a contract is terminated prior to the expiration of the fixed term. While most of our customers are primarily major oil companies and large independent oil companies, a risk exists that a customer, especially a smaller independent oil company, may become unable to meet its obligations and may exercise its early termination election in the future and not be able to pay the early termination fee. Although not expected at this time, our future revenue and operating results would be negatively impacted if this were to happen.

Our operating cash requirements and estimated capital expenditures, including completion of the remaining rig construction, for fiscal 2011 will be funded through current cash, cash provided from operating activities, funds available under the current credit facility, funds available under any new credit facility and, possibly, sales of available-for-sale securities.

The current ratio was 2.9 at September 30, 2010 and 1.6 at September 30, 2009. The long-term debt to total capitalization ratio was 11 percent and 14 percent at September 30, 2010 and 2009, respectively. The decrease is due to equity increasing, primarily from earnings, and a decrease in long-term debt.

During 2010, we paid dividends of $.21 per share, or a total of $22.3 million, representing the 38th consecutive year of dividend increases.

STOCK PORTFOLIO HELD

September 30, 2010	Number of Shares	Cost Basis	Market Value
	(in thousands, except share amounts)
Atwood Oceanics, Inc.	8,000,000	$121,498	$243,600
Schlumberger, Ltd.	967,500	7,685	59,608
Other		12,369	22,507

Total		$141,552	$325,715

MATERIAL COMMITMENTS

We have no off balance sheet arrangements other than operating leases discussed below. Our contractual obligations as of September 30, 2010, are summarized in the table below in thousands:

	Payments due by year

Contractual Obligations	Total	2011	2012	2013	2014	2015	After 2015

Long-term debt and estimated interest (a)	$435,065	$22,026	$146,304	$54,205	$126,159	$44,406	$41,965
Operating leases (b)	27,754	7,204	4,742	3,633	2,154	2,038	7,983
Purchase obligations (b)	68,837	68,837	—	—	—	—	—

Total Contractual Obligations	$531,656	$98,067	$151,046	$57,838	$128,313	$46,444	$49,948

(a)    The estimated future interest payments on our variable-rate credit facilities were based on the interest rate and principal balance at September 30, 2010. Interest on fixed-rate debt was estimated based on principal maturities. See Note 3 "Debt" to our Consolidated Financial Statements.
(b)    See Note 15 "Commitments and Contingencies" to our Consolidated Financial Statements.

The above table does not include obligations for our pension plan or amounts recorded for uncertain tax positions.

In 2010, we contributed $3.4 million to the pension plan. Based on current information available from plan actuaries, we estimate contributing at least $0.6 million in 2011 to meet the minimum contribution required by law. We expect to make additional contributions to fund unexpected distributions in lieu of liquidating pension assets. Future contributions beyond 2011 are difficult to estimate due to multiple variables involved.

At September 30, 2010, we had $8.8 million recorded for uncertain tax positions and related interest and penalties. However, the timing of such payments to the respective taxing authorities cannot be estimated at this time. Income taxes are more fully described in Note 4 to the Consolidated Financial Statements.

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

Impairment of Long-lived Assets Management assesses the potential impairment of our long-lived assets whenever events or changes in conditions indicate that the carrying value of an asset may not be recoverable. Changes that could prompt such an assessment may include equipment obsolescence, changes in the market demand for a specific asset, periods of relatively low rig utilization, declining revenue per day, declining cash margin per day, completion of specific contracts, and/or overall changes in general market conditions. If a review of the long-lived assets indicates that the carrying value of certain of these assets is more than the estimated undiscounted future cash flows, an impairment charge is made to adjust the carrying value to the estimated fair market value of the asset. The fair value of drilling rigs is determined based on quoted market prices, if available; otherwise, it is determined based upon estimated discounted future cash flows. Cash flows are estimated by management considering factors such as prospective market demand, recent changes in rig technology and its effect on each rig's marketability, any cash investment required to make a rig marketable, suitability of rig size and makeup to existing platforms, and competitive dynamics due to lower industry utilization. Use of different assumptions could result in an impairment charge different from that reported.

Fair Value of Financial Instruments Fair value is defined as an exit price, which is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. The degree of judgment utilized in measuring the fair value of assets and liabilities generally correlates to the level of pricing observability. Financial assets and liabilities with readily available, actively quoted prices or for which fair value can be measured from actively quoted prices in active markets generally have more pricing observability and require less judgment in measuring fair value. Conversely, financial assets and liabilities that are rarely traded or not quoted have less price observability and are generally measured at fair value using valuation models that require more judgment. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency of the asset, liability or market and the nature of the asset or liability. The carrying amounts reported in the statement of financial position for current assets and current liabilities qualifying as financial instruments approximate fair value because of the short-term nature of the instruments. Marketable securities are carried at fair value which is generally determined by quoted market prices. We have categorized financial assets and liabilities measured at fair value into a three-level hierarchy in accordance with Accounting Standards Codification ("ASC") 820. (See Note 8 of the Consolidated Financial Statements for fair value disclosures.)

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

Our wholly-owned captive insurance company, White Eagle Assurance Company, provides a portion of our physical damage insurance for company-owned drilling rigs and reinsures international casualty deductibles. With the exception of "named windstorm" risk in the Gulf of Mexico, we insure rig and related equipment at values that approximate the current replacement cost on the inception date of the policy. We self-insure a $1 million per occurrence deductible, as well as 10 percent of the estimated replacement cost of offshore rigs and 30 percent of the estimated replacement cost for land rigs and equipment. We have two insurance policies covering six offshore platform rigs for "named windstorm" risk in the Gulf of Mexico. The first policy covers four rigs and has a $55 million insurance limit over a $20 million deductible. We have been indemnified by a customer for $17 million of this deductible. The second policy covers two rigs and has a $40 million limit and a $3.5 million deductible.

We maintain certain other insurance coverage with deductibles as high as $5 million. Excess insurance is purchased over these coverage amounts to limit our exposure to catastrophic claims, but there can be no assurance that such coverage will respond or be adequate in all circumstances. Retained losses are estimated and accrued based upon our estimates of the aggregate liability for claims incurred and, using adjuster's estimates, our historical loss experience or estimation methods that are believed to be reliable. Nonetheless, insurance estimates include certain assumptions and management judgments regarding the frequency and severity of claims, claim development, and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense and related liabilities. We self insure a number of other risks including loss of earnings and business interruption.

Pension Costs and Obligations Our pension benefit costs and obligations are dependent on various actuarial assumptions. We make assumptions relating to discount rates and expected return on plan assets. Our discount rate is determined by matching projected cash distributions with the appropriate corporate bond yields in a yield curve analysis. The discount rate was lowered from 5.42 percent to 4.48 percent as of September 30, 2010 to reflect changes in the market conditions for high-quality fixed-income investments. The expected return on plan assets is determined based on historical portfolio results and future expectations of rates of return. Actual results that differ from estimated assumptions are accumulated and amortized over the estimated future working life of the plan participants and could therefore affect the expense recognized and obligations in future periods. As of September 30, 2006, the Pension Plan was frozen and benefit accruals were discontinued. As a result, the rate of compensation increase assumption has been eliminated from future periods. We anticipate pension expense to be approximately $2.7 million in 2011 which is comparable to 2010.

Stock-Based Compensation Historically, we have granted stock-based awards to key employees and non-employee directors as part of their compensation. We estimate the fair value of all stock option awards as of the date of grant by applying the Black-Scholes option-pricing model. The application of this valuation model involves assumptions, some of which are judgmental and highly sensitive. These assumptions include, among others, the expected stock price volatility, the expected life of the stock options and the risk-free interest rate. Expected volatilities were estimated using the historical volatility of our stock based upon the expected term of the option. We consider information in determining the grant date fair value that would have indicated that future volatility would be expected to be significantly different than historical volatility. The expected term of the option was derived from historical data and represents the period of time that options are estimated to be outstanding. The risk-free interest rate for periods within the estimated life of the option was based on the U.S. Treasury Strip rate in effect at the time of the grant. The fair value of each award is amortized on a straight-line basis over the vesting period for awards granted to employees. Stock-based awards granted to non-employee directors are expensed immediately upon grant.

The fair value of restricted stock is determined based on the average of the high and low price of our common stock on the date of grant. We amortize the fair value of restricted stock awards to compensation expense on a straight-line basis over the vesting period. At September 30, 2010, unrecognized compensation cost related to unvested restricted stock was $4.7 million. The cost is expected to be recognized over a weighted-average period of 1.7 years.

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

NEW ACCOUNTING STANDARDS

Effective October 1, 2009, we adopted the guidance contained in ASC 260, Earnings per Share, that clarifies that all outstanding unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities. An entity must include participating securities in its calculation of basic and diluted earnings per share pursuant to the two-class method pursuant to ASC 260. All prior-period earnings per share data presented has been adjusted retrospectively to conform to the provisions of ASC 260. The impact of the adoption is shown in Note 7 of the Consolidated Financial Statements.

In December 2008, the Financial Accounting Standards Board ("FASB") issued revisions to ASC Topic 715, Compensation—Retirement Benefits. The new guidance expands disclosure by requiring more information about how investment allocation decisions are made, more information about major categories of plan assets, including concentration of risk and fair-value measurements, and the fair-value techniques and inputs used to measure plan assets. The disclosure requirements have been adopted in our annual financial statements for the year ended September 30, 2010, on a prospective basis. The adoption had no material impact on the Consolidated Financial Statements.

On October 1, 2009, we implemented the previously deferred provisions of ASC 820, Fair Value Measurements and Disclosures, for nonfinancial assets and liabilities recorded at fair value, as required. Additionally, we adopted Accounting Standards Update ("ASU") No. 2009-05, Measuring Liabilities at Fair Value which provided amendments to ASC 820, Fair Value Measurements and Disclosure, for the fair value measurement of liabilities when a quoted price in an active market is not available. The adoption of these pronouncements had no impact on the Consolidated Financial Statements.

In October 2009, the FASB issued ASU 2009-13, Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force (Topic 605), which amends the revenue guidance under ASC 605. This update requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. This guidance eliminates the residual method of revenue allocation and requires revenue to be allocated using the relative selling price method. ASU No. 2009-13 is effective for fiscal years beginning on or after

June 15, 2010 and may be applied prospectively for arrangements entered into after the effective date or retrospectively for all periods presented. The adoption is effective for us no later than the beginning of fiscal 2011. We do not expect the provision of ASU 2009-13 to have a material effect on our Consolidated Financial Statements.

On January 21, 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements. The disclosure requirements requiring reporting entities to provide information about movements of assets among Levels 1 and 2 of the three-tier fair value hierarchy was adopted on December 15, 2009 with no impact on the Consolidated Financial Statements. Effective for fiscal years beginning after December 15, 2010, a reconciliation of purchases, sales, issuance, and settlements of financial instruments valued with a Level 3 method, which is used to price the hardest to value instruments, will be required. We currently believe the adoption related to Level 3 financial instruments will have no impact on the Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Rate Risk We have operations in several South American countries, Trinidad, Mexico, Africa and the Middle East. With the exception of Argentina, our exposure to currency valuation losses is usually immaterial due to the fact that virtually all invoice billings and receipts in other countries are in U.S. dollars. The exchange rate between the U.S. dollar and the Argentine peso stayed within a narrow range for seven years and then devalued 27 percent during 2009, resulting in the recording of a $2.2 million currency loss. In 2010, a devaluation loss of $0.8 million was recorded from a 2.6 percent devaluation of the Argentine peso to the U.S. dollar.

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

In addition, customers may finance their exploration activities through cash flow from operations, the incurrence of debt or the issuance of equity. Any deterioration in the credit and capital markets, as experienced in 2008 and 2009, can make it difficult for customers to obtain funding for their capital needs. A reduction of cash flow resulting from declines in commodity prices or a reduction of available financing may result in a reduction in customer spending and the demand for drilling services. This reduction in spending could have a material adverse effect on our business, financial condition or operations.

We attempt to secure favorable prices through advanced ordering and purchasing for drilling rig components. While these materials have generally been available at acceptable prices, there is no assurance the prices will not vary significantly in the future. Any fluctuations in market conditions causing increased prices in materials and supplies could impact future operating costs adversely.

Interest Rate Risk Our interest rate risk exposure results primarily from short-term rates, mainly LIBOR-based, on borrowings from our commercial banks. Our current risk due to interest fluctuation was minimal at September 30, 2010 due to the amount of our fixed-rate debt being approximately 97 percent of total debt.

The following tables provide information as of September 30, 2010 and 2009 about our interest rate risk sensitive instruments:

INTEREST RATE RISK AS OF SEPTEMBER 30, 2010 (dollars in thousands)

	2011	2012	2013	2014	2015	After 2015	Total		Fair Value 9/30/10
Fixed-Rate Debt	$—	$115,000	$40,000	$115,000	$40,000	$40,000	$350,000		$382,852
Average Interest Rate	—	6.4%	6.1%	6.5%	6.1%	6.1%	6.3%
Variable Rate Debt	$—	$ 10,000	$ —	$ —	$ —	$ —	$ 10,000		$ 10,000
Average Interest Rate (a)							(a	)

(a)    Advances bear interest rate of .61%

INTEREST RATE RISK AS OF SEPTEMBER 30, 2009 (dollars in thousands)

	2010	2011	2012	2013	2014	After 2014	Total		Fair Value 9/30/09
Fixed-Rate Debt	$ —	$ —	$115,000	$40,000	$115,000	$80,000	$350,000		$380,925
Average Interest Rate	—	—	6.4%	6.1%	6.5%	6.1%	6.3%
Variable Rate Debt	$ —	$ —	$ 70,000	$ —	$ —	$ —	$ 70,000		$ 70,000
Average Interest Rate (a)							(a	)

(a)  Advances bear interest rate of .60%

Equity Price Risk On September 30, 2010, we had a portfolio of securities with a total fair value of $325.7 million. The total fair value of the portfolio of securities was $359.5 million at September 30, 2009. Our investments in Atwood and Schlumberger, Ltd. made up 93 percent of the portfolio's fair value at September 30, 2010. Although we sold portions of our positions in Schlumberger, Ltd. in 2008, we make no specific plans to sell securities, but rather sell securities based on market conditions and other circumstances. These securities are subject to a wide variety and number of market-related risks that could substantially reduce or increase the fair value of our holdings. Except for our investments in limited partnerships carried at cost, the portfolio is recorded at fair value on the balance sheet with changes in unrealized after-tax value reflected in the equity section of the balance sheet. At November 18, 2010, the total fair value of the portfolio of securities had increased to approximately $396.8 million with an estimated after-tax value of $258.4 million. Currently, the fair value exceeds the cost of the investments. We continually monitor the fair value of the investments but are unable to predict future market volatility and any potential impact to the Consolidated Financial Statements.

Report of Independent
Registered Public Accounting Firm

The Board of Directors and Shareholders
Helmerich & Payne, Inc.

We have audited the accompanying consolidated balance sheets of Helmerich & Payne, Inc. as of September 30, 2010 and 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Helmerich & Payne, Inc. at September 30, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective October 1, 2007, the Company adopted the requirements for accounting for uncertainty in income taxes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Helmerich & Payne Inc.'s internal control over financial reporting as of September 30, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 24, 2010 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Tulsa, Oklahoma
November 24, 2010

Consolidated Statements of Income

Years Ended September 30,	2010	2009	2008

	(in thousands, except per share amounts)
OPERATING REVENUES
Drilling – U.S. Land	$1,412,495	$1,441,164	$1,542,038
Drilling – Offshore	202,734	204,702	154,452
Drilling – International Land	247,179	187,099	161,072
Other	12,754	10,775	11,809

	1,875,162	1,843,740	1,869,371

OPERATING COSTS AND EXPENSES
Operating costs, excluding depreciation	1,071,959	944,780	987,838
Depreciation	262,658	227,535	195,343
Research and development	12,262	9,671	1,833
Acquired in-process research and development	—	—	11,129
General and administrative	81,479	58,822	56,429
Gain from involuntary conversion of long-lived assets	—	(541)	(10,236)
Income from asset sales	(4,992)	(5,402)	(13,049)

	1,423,366	1,234,865	1,229,287

Operating income from continuing operations	451,796	608,875	640,084

Other income (expense)
Interest and dividend income	1,811	2,755	3,524
Interest expense	(17,158)	(13,590)	(18,721)
Gain on sale of investment securities	—	—	21,994
Other	1,787	245	(1,396)

	(13,560)	(10,590)	5,401

Income from continuing operations before income taxes and equity in income of affiliate	438,236	598,285	645,485
Income tax provision	152,155	227,850	242,593
Equity in income of affiliate net of income taxes	—	10,111	17,366

Income from continuing operations	286,081	380,546	420,258
Income (loss) from discontinued operations before income taxes	(125,944)	(22,470)	54,444
Income tax provision	3,825	4,531	12,964

Income (loss) from discontinued operations	(129,769)	(27,001)	41,480

NET INCOME	$ 156,312	$ 353,545	$ 461,738

Basic earnings per common share:
Income from continuing operations	$2.70	$3.61	$4.02
Income (loss) from discontinued operations	$(1.23)	$(0.26)	$0.40

Net income	$1.47	$3.35	$4.42

Diluted earnings per common share:
Income from continuing operations	$2.66	$3.56	$3.93
Income (loss) from discontinued operations	$(1.21)	$(0.25)	$0.39

Net income	$1.45	$3.31	$4.32

Weighted average shares outstanding (in thousands):
Basic	105,711	105,364	104,284
Diluted	107,404	106,608	106,583

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets

ASSETS

September 30,	2010	2009
	(in thousands)
CURRENT ASSETS:

Cash and cash equivalents	$ 63,020	$ 96,142
Short-term investments	—	12,500
Accounts receivable, less reserve of $830 in 2010 and $659 in 2009	457,659	233,949
Inventories	43,402	39,544
Deferred income taxes	14,282	6,373
Assets held for sale	—	1,023
Prepaid expenses and other	64,171	52,495
Current assets of discontinued operations	10,270	80,906

Total current assets	652,804	522,932

INVESTMENTS	320,712	356,404

PROPERTY, PLANT AND EQUIPMENT, at cost:

Contract drilling equipment	4,285,277	3,901,967
Construction in progress	154,595	232,055
Real estate properties	61,735	61,114
Other	182,087	169,099

	4,683,694	4,364,235
Less – Accumulated depreciation	1,408,674	1,169,962

Net property, plant and equipment	3,275,020	3,194,273

NONCURRENT ASSETS:

Other assets	16,834	15,781
Noncurrent assets of discontinued operations	—	71,634

Total noncurrent assets	16,834	87,415

TOTAL ASSETS	$4,265,370	$4,161,024

The accompanying notes are an integral part of these statements.

LIABILITIES AND SHAREHOLDERS' EQUITY

September 30,	2010	2009
	(in thousands, except share data and per share amounts)
CURRENT LIABILITIES:

Accounts payable	$ 80,534	$ 68,173
Accrued liabilities	144,112	111,750
Short-term debt	—	105,000
Current liabilities of discontinued operations	7,992	16,983

Total current liabilities	232,638	301,906

NONCURRENT LIABILITIES:

Long-term debt	360,000	420,000
Deferred income taxes	771,383	672,358
Other	91,606	73,546
Noncurrent liabilities of discontinued operations	2,278	10,205

Total noncurrent liabilities	1,225,267	1,176,109

SHAREHOLDERS' EQUITY:

Common stock, $.10 par value, 160,000,000 shares authorized, 107,057,904 shares issued as of September 30, 2010 and 2009 and 105,819,161 and 105,486,218 shares outstanding as of September 30, 2010 and 2009, respectively	10,706	10,706
Preferred stock, no par value, 1,000,000 shares authorized, no shares issued	—	—
Additional paid-in capital	191,900	176,039
Retained earnings	2,547,917	2,414,942
Accumulated other comprehensive income	84,107	112,451

	2,834,630	2,714,138
Less treasury stock, 1,238,743 shares in 2010 and 1,571,686 shares in 2009, at cost	27,165	31,129

Total shareholders' equity	2,807,465	2,683,009

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$4,265,370	$4,161,024

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

	Common Stock		Additional Paid-In Capital		Accumulated Other Comprehensive Income (Loss)	Treasury Stock
				Retained Earnings
	Shares	Amount				Shares	Amount	Total

	(in thousands, except per share amounts)

Balance, September 30, 2007	107,058	$10,706	$143,146	$1,645,766	$75,885	3,573	$(59,987)	$1,815,516
Adjustment to initially apply ASC 740-10-30-5				(5,048)				(5,048)
Comprehensive Income:
Net income				461,738				461,738
Other comprehensive loss:
Unrealized losses on available-for-sale securities, net					(30,863)			(30,863)
Amortization of net periodic benefit costs – net of actuarial gain					(6,615)			(6,615)

Total other comprehensive loss								(37,478)

Total comprehensive income								424,260

Capital adjustment of equity investee			1,669					1,669
Dividends declared ($.185 per share)				(19,938)				(19,938)
Exercise of stock options			(9,740)			(1,735)	24,277	14,537
Tax benefit of stock-based awards, including excess tax benefits of $24.9 million			27,022					27,022
Treasury stock issued for vested restricted stock			(56)			(3)	56	—
Stock-based compensation			7,456					7,456

Balance, September 30, 2008	107,058	10,706	169,497	2,082,518	38,407	1,835	(35,654)	2,265,474
Comprehensive Income:
Net income				353,545				353,545
Other comprehensive loss:
Unrealized gains on available-for-sale securities, net					88,519			88,519
Amortization of net periodic benefit costs – net of actuarial gain					(14,475)			(14,475)

Total other comprehensive gain								74,044

Total comprehensive income								427,589

Capital adjustment of equity investee			174					174
Dividends declared ($.20 per share)				(21,121)				(21,121)
Exercise of stock options			(1,978)			(197)	3,250	1,272
Tax benefit of stock-based awards, including excess tax benefits of $1.2 million			1,273					1,273
Treasury stock issued for vested restricted stock			(1,275)			(66)	1,275	—
Stock-based compensation			8,348					8,348

Balance, September 30, 2009	107,058	10,706	176,039	2,414,942	112,451	1,572	(31,129)	2,683,009
Comprehensive Income:
Net income				156,312				156,312
Other comprehensive loss:
Unrealized losses on available-for-sale securities, net					(22,885)			(22,885)
Amortization of net periodic benefit costs – net of actuarial gain					(5,459)			(5,459)

Total other comprehensive loss								(28,344)

Total comprehensive income								127,968

Dividends declared ($.22 per share)				(23,337)				(23,337)
Exercise of stock options			(2,721)			(263)	2,519	(202)
Tax benefit of stock-based awards, including excess tax benefits of $3.9 million			4,172					4,172
Treasury stock issued for vested restricted stock			(1,445)			(70)	1,445	—
Stock-based compensation			15,855					15,855

Balance, September 30, 2010	107,058	$10,706	$191,900	$2,547,917	$84,107	1,239	$(27,165)	$2,807,465

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Years Ended September 30,	2010	2009	2008
	(in thousands)
OPERATING ACTIVITIES:
Net income	$ 156,312	$ 353,545	$ 461,738
Adjustment for (income) loss from discontinued operations	129,769	27,001	(41,480)

Income from continuing operations	286,081	380,546	420,258
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	262,658	227,535	195,343
Provision for bad debt	206	(645)	704
Equity in income of affiliate before income taxes	—	(16,308)	(28,009)
Stock-based compensation	15,855	8,348	7,456
Gain on sale of investment securities	—	—	(21,864)
Gain from involuntary conversion of long-lived assets	—	(541)	(10,236)
Income from asset sales	(4,992)	(5,402)	(13,049)
Acquired in-process research and development	—	—	11,129
Deferred income tax expense	105,691	158,153	117,998
Other	79	(244)	754
Change in assets and liabilities:
Accounts receivable	(223,916)	156,863	(107,949)
Inventories	(3,858)	(10,981)	(3,534)
Prepaid expenses and other	(12,800)	(9,442)	(23,640)
Accounts payable	16,760	(24,996)	(15,643)
Accrued liabilities	14,031	2,672	29,203
Deferred income taxes	2,453	8,234	12,317
Other noncurrent liabilities	8,402	(1,525)	5,916

Net cash provided by operating activities from continuing operations	466,650	872,267	577,154
Net cash provided by (used in) operating activities from discontinued operations	(4,362)	23,672	11,480

Net cash provided by operating activities	462,288	895,939	588,634

INVESTING ACTIVITIES:
Capital expenditures	(329,572)	(876,839)	(697,906)
Acquisition of business, net of cash acquired	—	(16)	(12,041)
Proceeds from asset sales	7,867	8,069	22,470
Insurance proceeds from involuntary conversion	—	541	13,926
Purchase of short-term investments	(16)	(12,500)	—
Proceeds from sale of investments	12,516	—	25,507

Net cash used in investing activities from continuing operations	(309,205)	(880,745)	(648,044)
Net cash used in investing activities from discontinued operations	(55)	(3,284)	(7,291)

Net cash used in investing activities	(309,260)	(884,029)	(655,335)

FINANCING ACTIVITIES:
Increase (decrease) in notes payable	—	(1,733)	1,733
Decrease in long-term debt	—	(25,000)	—
Proceeds from line of credit	895,000	3,840,000	3,550,000
Payments on line of credit	(1,060,000)	(3,790,000)	(3,495,000)
Increase (decrease) in bank overdraft	(2,038)	2,038	—
Dividends paid	(22,254)	(21,111)	(19,333)
Exercise of stock options	(202)	1,272	14,537
Excess tax benefit from stock-based compensation	3,344	1,217	24,868

Net cash provided by (used in) financing activities	(186,150)	6,683	76,805

Net increase (decrease) in cash and cash equivalents	(33,122)	18,593	10,104
Cash and cash equivalents, beginning of period	96,142	77,549	67,445

Cash and cash equivalents, end of period	$63,020	$96,142	$77,549

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

BASIS OF PRESENTATION

We classified the Venezuelan operation, an operating segment within the International Land segment, as a discontinued operation in the third quarter of fiscal 2010, as more fully described in Note 2. Accordingly, the assets and liabilities of this business, along with its results of operations, have been reclassified for all periods presented. Unless indicated otherwise, the information in the Notes to the Consolidated Financial Statements relates only to our continuing operations.

The adoption of the guidance contained in Accounting Standards Codification ("ASC") 260, Earnings per Share, discussed in Note 7 changed the calculation of basic earnings per share requiring restricted stock grants that have previously been included in our diluted weighted-average shares to be included in basic weighted-average shares. Earnings per share for the fiscal years ended September 30, 2009 and 2008 have been recalculated to conform to the current year presentation.

FOREIGN CURRENCIES

The functional currency for all our foreign subsidiaries is the U.S. dollar. Nonmonetary assets and liabilities are translated at historical rates and monetary assets and liabilities are translated at exchange rates in effect at the end of the period. Income statement accounts are translated at average rates for the year. Gains and losses from remeasurement of foreign currency financial statements and foreign currency translations into U.S. dollars are included in direct operating costs. Aggregate foreign currency remeasurement and transaction losses included in direct operating costs totaled $0.5 million, $3.0 million and $1.6 million in fiscal 2010, 2009 and 2008, respectively.

USE OF ESTIMATES

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENTLY ADOPTED ACCOUNTING STANDARDS

Effective October 1, 2009, we adopted the guidance contained in ASC 260, Earnings per Share. ASC 260 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and therefore need to be included in the earnings allocation in calculating earnings per share under the two-class method described in ASC 260. The calculation of earnings per share is more fully described in Note 7.

In December 2008, the Financial Accounting Standards Board ("FASB") issued revisions to ASC Topic 715, Compensation—Retirement Benefits. The new guidance expands disclosure by requiring more information about how investment allocation decisions are made, more information about major categories of assets, including concentration of risk and fair-value measurements, and the fair-value techniques and inputs used to measure plan assets. The disclosure requirements have been adopted for our annual financial statements for the year ended September 30, 2010, on a prospective basis. The adoption had no material impact on the Consolidated Financial Statements.

On October 1, 2009, we implemented the previously deferred provisions of ASC 820, Fair Value Measurements and Disclosures, for nonfinancial assets and liabilities recorded at fair value, as required. Additionally, we adopted Accounting Standards Update ("ASU") No. 2009-05, Measuring Liabilities at Fair Value, which provided amendments to ASC 820 for the fair value measurements of liabilities when a quoted price in an active market is not available. On December 15, 2009, we adopted the disclosure requirements in ASU 2009-06, Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements, requiring that information be provided about movements of assets among Levels 1 and 2 of the three-tier fair value hierarchy described in Note 8. The adoption of these pronouncements had no impact on the Consolidated Financial Statements.

CASH AND CASH EQUIVALENTS

Cash equivalents consist of investments in short-term, highly liquid securities having original maturities of three months or less. The carrying values of these assets approximate their fair values. We primarily utilize a cash management system with a series of separate accounts consisting of lockbox accounts for receiving cash, concentration accounts, and several "zero-balance" disbursement accounts for funding payroll and accounts payable. As a result of our cash management system, checks issued, but not presented to the banks for payment, may create negative book cash balances. Checks outstanding in excess of related book cash balances are included in accounts payable where applicable and included as a financing activity in the Consolidated Statements of Cash Flows.

RESTRICTED CASH AND CASH EQUIVALENTS

We had restricted cash and cash equivalents of $14.8 million and $13.9 million at September 30, 2010 and 2009, respectively. Restricted cash is primarily for the purpose of potential insurance claims in our wholly-owned captive insurance company. Of the total at September 30, 2010, $2.0 million is from the initial capitalization of the captive company and management has elected to restrict an additional $12.8 million. The restricted amounts are primarily invested in short-term money market securities.

The restricted cash and cash equivalents are reflected in the balance sheet as follows (in thousands):

September 30,	2010	2009
Other current assets	$12,848	$11,890
Other assets	$ 2,000	$ 2,000

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

Investments in companies owned from 20 to 50 percent are accounted for using the equity method by recognizing our proportionate share of the income or loss of the investee. Effective April 1, 2009, Atwood Oceanics, Inc. ("Atwood") was accounted for as an available-for-sale investment, as we determined that we no longer had the ability to exercise significant influence over operating and financial policies at Atwood and discontinued accounting for Atwood using the equity method. The investment in Atwood is now recorded at fair value with changes deferred as a component of other comprehensive income. We have no other equity method investments.

DERIVATIVE FINANCIAL INSTRUMENTS

We are exposed to market risk in the normal course of business operations due to ongoing investing and financing activities. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. ASC 815, Derivatives and Hedging, requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. We have not historically entered into derivative financial instruments for trading purposes or for speculation. For further disclosure regarding an interest rate swap, refer to Note 3.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation. Substantially all property, plant and equipment are depreciated using the straight-line method based on the estimated useful lives of the assets (contract drilling equipment, 4-15 years; real estate buildings and equipment, 10-45 years; and other, 2-23 years). Depreciation in the Consolidated Statements of Income includes abandonments of $4.2 million, $5.3 million and $13.3 million for fiscal 2010, 2009 and 2008, respectively. The cost of maintenance and repairs is charged to direct operating cost, while betterments and refurbishments are capitalized.

We lease office space and equipment for use in operations. Leases are evaluated at inception or at any subsequent material modification and, depending on the lease terms, are classified as either capital leases or operating leases as appropriate under ASC 840, Leases. We do not have significant capital leases.

CAPITALIZATION OF INTEREST

We capitalize interest on major projects during construction. Interest is capitalized based on the average interest rate on related debt. Capitalized interest for fiscal 2010, 2009 and 2008 was $6.4 million, $6.6 million, and $4.7 million, respectively.

VALUATION OF LONG-LIVED ASSETS

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Changes that could prompt such an assessment include a significant decline in revenue or cash margin per day, extended periods of low rig utilization, changes in market demand for a specific asset, obsolescence, completion of specific contracts, and/or overall general market conditions. If a review of the long-lived assets indicates that the carrying value of certain of these assets is more than the estimated undiscounted future cash flows, an impairment charge is made to adjust the carrying value down to the estimated fair value of the asset. The fair value of drilling rigs is determined based on quoted market prices, if available; otherwise, it is determined based upon estimated discounted future cash flows. Cash flows are estimated by management considering factors such as prospective market demand, recent changes in rig technology and its effect on each rig's marketability, any cash investment required to make a rig marketable, suitability of rig size and make up to existing platforms, and competitive dynamics due to lower industry utilization.

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

DRILLING REVENUES

Contract drilling revenues are comprised of daywork drilling contracts for which the related revenues and expenses are recognized as services are performed and collection is reasonably assured. For certain contracts, we receive payments contractually designated for the mobilization of rigs and other drilling equipment. Mobilization payments received, and direct costs incurred for the mobilization, are deferred and recognized on a straight-line basis over the term of the related drilling contract. Costs incurred to relocate rigs and other drilling equipment to areas in which a contract has not been secured are expensed as incurred. Reimbursements received for out-of-pocket expenses are recorded as revenues and direct costs.

Reimbursements for fiscal 2010, 2009 and 2008 were $145.7 million, $136.3 million and $108.9 million, respectively. For contracts that are terminated prior to the specified term, early termination payments received by us are recognized as revenues when all contractual requirements are met.

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

Years Ended September 30,	2010	2009	2008
	(in thousands)
Minimum rents	$8,613	$8,803	$9,469
Overage and percentage rents	$1,241	$1,414	$1,582

At September 30, 2010, minimum future rental income to be received on noncancelable operating leases was as follows (in thousands):

Fiscal Year	Amount

2011	$ 7,390
2012	5,492
2013	3,973
2014	2,879
2015	2,335
Thereafter	3,061

Total	$25,130

Leasehold improvement allowances are capitalized and amortized over the lease term.

At September 30, 2010 and 2009, the cost and accumulated depreciation for real estate properties were as follows (in thousands):

September 30,	2010	2009

Real estate properties	$61,735	$61,114
Accumulated depreciation	(39,030)	(37,786)

	$22,705	$23,328

INCOME TAXES

Current income tax expense is the amount of income taxes expected to be payable for the current year. Deferred income taxes are computed using the liability method and are provided on all temporary differences between the financial basis and the tax basis of our assets and liabilities.

We provide for uncertain tax positions when such tax positions do not meet the recognition thresholds or measurement standards prescribed in ASC 740, Income Taxes, which was adopted effective October 1, 2007, and is more fully discussed in Note 4. Amounts for uncertain tax positions are adjusted in periods when new information becomes available or when positions are effectively settled. We recognize accrued interest related to unrecognized tax benefits in interest expense and penalties in other expense in the Consolidated Statements of Income.

On October 1, 2007, we adopted the requirements regarding the accounting for income tax benefits of dividends on share-based payment awards. As a result of the adoption, we recognized a realized income tax benefit associated with dividends or dividend equivalents paid on nonvested equity-classified employee share-based payment awards that were charged to retained earnings as an increase to additional paid-in capital. The adoption did not have a material impact on our financial position, results of operations or cash flows.

EARNINGS PER SHARE

Basic net income per share is computed utilizing the two-class method and is calculated based on weighted-average number of common shares outstanding during the periods presented. Diluted net income per share is computed using the weighted-average number of common and common equivalent shares outstanding during the periods utilizing the two-class method for stock options and nonvested restricted stock.

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

NEW ACCOUNTING STANDARDS

In October 2009, the FASB issued ASU 2009-13, Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force (Topic 605), which amends the revenue guidance under ASC 605. This update requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. This guidance eliminates the residual method of revenue allocation and requires revenue to be allocated using the relative selling price method. ASU No. 2009-13 is effective for fiscal years beginning on or after June 15, 2010 and may be applied prospectively for arrangements entered into after the effective date or retrospectively for all periods presented. The adoption is effective for us no later than the beginning of fiscal 2011. We do not expect the provision of ASU 2009-13 to have a material effect on our Consolidated Financial Statements.

On January 21, 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements. The disclosure requirements requiring reporting entities to provide information about movements of assets among Levels 1 and 2 of the three-tier fair value hierarchy was adopted on December 15, 2009 with no impact on the Consolidated Financial Statements. Effective for fiscal years beginning after December 15, 2010, a reconciliation of purchases, sales, issuance, and settlements of financial instruments valued with a Level 3 method, which is used to price the hardest to value instruments, will be required. We currently believe the adoption related to Level 3 financial instruments will have no impact on the Consolidated Financial Statements.

NOTE 2 DISCONTINUED OPERATIONS

On June 30, 2010, the Official Gazette of Venezuela published the Decree of Venezuelan President Hugo Chavez, which authorized the "forceful acquisition" of eleven rigs owned by our Venezuelan subsidiary. The Decree also authorized the seizure of "all the personal and real property and other improvements" used by our Venezuelan subsidiary in its drilling operations. The seizing of our assets became effective June 30, 2010, and met the criteria established for recognition as discontinued operations under accounting standards for presentation of financial statements. Therefore, operations from the Venezuelan subsidiary, an operating segment within the International Land segment, have been classified as discontinued operations in our September 30, 2010, Consolidated Financial Statements. All historical statements have been reclassified to conform to this presentation.

Our revenue in Venezuela was from providing drilling services to Petroleos de Venezuela, S.A. ("PDVSA"), the Venezuelan state-owned petroleum company. We determined, as of the beginning of the second quarter of fiscal 2009 and forward, that the revenue recognition criteria in Venezuela was no longer met as collectability of revenue was not reasonably assured, primarily due to the uncertainty of the timing of collections. However, up until the time of the seizing of our assets, we continued to receive payments from PDVSA and were in discussions with PDVSA officials regarding payments and the possibility of contract negotiations to put our rigs back to work.

As a result of the seizing of our assets in the third quarter of fiscal 2010, we derecognized our Venezuela property and equipment, $65.0 million, and warehouse inventory, $5.2 million, resulting in a loss of approximately $70.2 million. Accounts receivable, payables and other deferred charges and credits, netting to approximately $9.5 million, were also written off because the related future cash inflows and outflows associated with them were no longer expected to occur. At September 30, 2010, we had approximately $31.3 million (U.S. currency equivalent) cash balances in Venezuela. Our Venezuelan subsidiary has had, since July 22, 2008, an outstanding application with the Venezuelan government requesting approval to remit approximately $14.2 million as a dividend to its U.S. based parent, converting bolivar fuerte (Bsf) cash balances to U.S. dollars. Because of the seizure of our assets by the Venezuelan government and our inability to obtain approval of the dividend, we also impaired approximately $21.1 million cash as of September 30, 2010. The remaining cash was classified as restricted cash, a current asset from discontinued operations, to meet remaining in-country current obligations.

Summarized operating results from discontinued operations are as follows:

Years Ended September 30,	2010	2009	2008

Revenue	$13,534	$50,298	$167,172
Income (loss) before income taxes	(125,944)	(22,470)	54,444
Income tax expense	(3,825)	(4,531)	(12,964)

Income (loss) from discontinued operations	$(129,769)	$(27,001)	$41,480

Significant categories of assets and liabilities from discontinued operations are as follows:

September 30,	2010	2009

Cash and cash equivalents	$—	$45,344
Accounts receivable	—	12,841
Other current assets	10,270	22,721

Total current assets	10,270	80,906
Property, plant and equipment, net	—	71,634

Total assets	$10,270	$152,540

Total current liabilities	$7,992	$16,983
Total noncurrent liabilities	2,278	10,205

Total liabilities	$10,270	$27,188

Liabilities consist of municipal and income taxes payable and social obligations due within the country of Venezuela.

On January 8, 2010, the Venezuelan government devalued its currency. The official exchange rate was devalued from 2.15 Bsf to each U.S. dollar to 4.30 Bsf. As a result of the devaluation, we recorded an exchange loss of approximately $20.4 million during fiscal 2010. The devaluation is included in discontinued operations.

Effective January 1, 2010, Venezuela was designated hyper-inflationary, which is defined as cumulative inflation rates exceeding 100 percent in the most recent three-year period. All of our foreign subsidiaries use the U.S.

dollar as the functional currency and local currency monetary assets are remeasured into U.S. dollars with gains and losses resulting from foreign currency transactions included in current results of operations. As such, the designation of Venezuela as hyper-inflationary had no impact on our Consolidated Financial Statements.

NOTE 3 DEBT

At September 30, 2010 and 2009, we had $360 million and $420 million, respectively, in unsecured long-term debt outstanding at rates and maturities shown in the following table (in thousands):

	September 30,
	2010	2009
Unsecured intermediate debt issued August 15, 2002:
Series C, due August 15, 2012, 6.46%	$ 75,000	$ 75,000
Series D, due August 15, 2014, 6.56%	75,000	75,000
Unsecured senior notes issued July 21, 2009:
Due July 21, 2012, 6.10%	40,000	40,000
Due July 21, 2013, 6.10%	40,000	40,000
Due July 21, 2014, 6.10%	40,000	40,000
Due July 21, 2015, 6.10%	40,000	40,000
Due July 21, 2016, 6.10%	40,000	40,000
Unsecured senior credit facility due December 18, 2011, .61%	10,000	70,000

	$360,000	$420,000
Less long-term debt due within one year	—	—

Long-term debt	$360,000	$420,000

The intermediate unsecured debt outstanding at September 30, 2010 matures over a period from August 2012 to August 2014 and carries a weighted-average interest rate of 6.53 percent, which is paid semi-annually. The terms require that we maintain a minimum ratio of debt to total capitalization of less than 55 percent. The debt is held by various entities, including $3 million held by a company affiliated with one of our Board members.

We have $200 million senior unsecured fixed-rate notes that mature over a period from July 2012 to July 2016. Interest on the notes is paid semi-annually based on an annual rate of 6.10 percent. We will make five equal annual principal repayments of $40 million starting on July 21, 2012. Financial covenants require us to maintain a funded leverage ratio of less than 55 percent and an interest coverage ratio (as defined) of not less than 2.50 to 1.00. The note purchase agreement also contains additional terms, conditions, and restrictions that we believe are usual and customary in unsecured debt arrangements for companies that are similar in size and credit quality.

We have an agreement with a multi-bank syndicate for a $400 million senior unsecured credit facility maturing December 2011. While we have the option to borrow at the prime rate for maturities of less than 30 days, we anticipate that the majority of all the borrowings over the life of the facility will accrue interest at a spread over the London Interbank Bank Offered Rate (LIBOR). We pay a commitment fee based on the unused balance of the facility. The spread over LIBOR as well as the commitment fee is determined according to a scale based on a ratio of our total debt to total capitalization. The LIBOR spread ranges from .30 percent to .45 percent depending on the ratio. At September 30, 2010, the LIBOR spread on borrowings was .35 percent and the commitment fee was .075 percent per annum. At September 30, 2010, we had two letters of credit totaling $21.9 million under the facility and had $10 million borrowed against the facility with $368.1 million available to borrow. The advances bear an interest rate of 0.61 percent at September 30, 2010. Subsequent to September 30, 2010, we paid the $10 million outstanding balance and had $378.1 million available to borrow.

Financial covenants in the facility require we maintain a funded leverage ratio (as defined) of less than 50 percent and an interest coverage ratio (as defined) of not less than 3.00 to 1.00. The facility contains additional terms, conditions, and restrictions that we believe are usual and customary in unsecured debt arrangements for companies that are similar in size and credit quality. At September 30, 2010, we were in compliance with all debt covenants.

In January 2010, a $105 million unsecured line of credit that matured was paid in full using operating cash flow and borrowings under the $400 million facility. At the same time, an interest rate swap with the same maturity and a notional amount of $105 million expired.

At September 30, 2010, aggregate maturities of long-term debt are as follows (in thousands):

Years ending September 30,

2011	$ —
2012	125,000
2013	40,000
2014	115,000
2015	40,000
Thereafter	40,000

$360,000

NOTE 4 INCOME TAXES

The components of the provision for income taxes are as follows:

Years Ended September 30,	2010	2009	2008
	(in thousands)
Current:
Federal	$ 31,312	$ 45,780	$ 97,871
Foreign	13,215	13,442	15,232
State	1,937	8,889	10,813

	46,464	68,111	123,916

Deferred:
Federal	100,206	148,367	110,077
Foreign	7,846	2,865	(788)
State	(2,361)	8,507	9,388

	105,691	159,739	118,677

Total provision	$152,155	$227,850	$242,593

The amounts of domestic and foreign income before income taxes and equity in income of affiliate are as follows:

Years Ended September 30,	2010	2009	2008
	(in thousands)
Domestic	$389,383	$571,028	$627,344
Foreign	48,853	27,257	18,141

	$438,236	$598,285	$645,485

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

The components of our net deferred tax liabilities are as follows:

September 30,	2010	2009
	(in thousands)
Deferred tax liabilities:
Property, plant and equipment	$703,404	$591,074
Available-for-sale securities	107,917	123,763
Equity investments	—	—
Other	136	166

Total deferred tax liabilities	811,457	715,003

Deferred tax assets:
Pension reserves	15,549	12,901
Self-insurance reserves	4,249	3,740
Net operating loss and foreign tax credit carryforwards	45,343	48,107
Financial accruals	31,102	25,829
Other	3,456	3,939

Total deferred tax assets	99,699	94,516
Valuation allowance	45,343	48,107

Net deferred tax assets	54,356	46,409

Net deferred tax liabilities	$757,101	$668,594

The change in our net deferred tax assets and liabilities is impacted by foreign currency remeasurement.

As of September 30, 2010, we had state and foreign net operating loss carryforwards for income tax purposes of $3.3 million and $16.0 million, respectively, and foreign tax credit carryforwards of approximately $39.6 million which will expire in years 2011 through 2018. The valuation allowance is primarily attributable to state and foreign net operating loss carryforwards and foreign tax credit carryforwards which more likely than not will not be utilized.

Effective income tax rates as compared to the U.S Federal income tax rate are as follows:

Years Ended September 30,	2010	2009	2008

U.S. Federal income tax rate	35%	35%	35%
Effect of foreign taxes	1	1	1
State income taxes	(1)	2	2

Effective income tax rate	35%	38%	38%

Effective October 1, 2007, we adopted the guidance in ASC 740, Income Taxes, issued by the FASB in July 2006 that clarified the accounting for uncertainty in income taxes recognized in an entity's financial statements and prescribed a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under ASC 740, the impact of an uncertain income tax position must be recognized in the financial statements at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50 percent likelihood of being sustained. The cumulative effect of adoption resulted in a decrease of approximately $5.0 million in retained earnings.

We recognize accrued interest related to unrecognized tax benefits in interest expense, and penalties in other expense in the Consolidated Statements of Income. As of September 30, 2010 and 2009, we had accrued interest and penalties of $3.2 million and $1.7 million, respectively.

A reconciliation of the change in our gross unrecognized tax benefits for the fiscal year ended September 30, 2010 and 2009 is as follows (in thousands):

September 30,	2010	2009

Unrecognized tax benefits at October 1,	$5,244	$5,692
Gross decreases – tax positions in prior periods	—	(731)
Gross increases – tax positions in prior periods	177	—
Gross increases – current period effect of tax positions	128	283

Unrecognized tax benefits at September 30	$5,549	$5,244

As of September 30, 2010 and September 30, 2009, our liability for unrecognized tax benefits was $5.6 million and $5.2 million, respectively, which would affect the effective tax rate if recognized. The liabilities for unrecognized tax benefits and related interest and penalties are included in other noncurrent liabilities in our Consolidated Balance Sheets.

It is reasonably possible that the amount of the unrecognized tax benefits with respect to certain unrecognized tax positions will increase or decrease during the next 12 months. However, we do not expect the change to have a material effect on results of operations or financial position.

We file a consolidated U.S. federal income tax return, as well as income tax returns in various states and foreign jurisdictions. The tax years that remain open to examination by U.S. federal and state jurisdictions include fiscal years 2006 through 2009. Audits in foreign jurisdictions are generally complete through fiscal year 2001.

NOTE 5 SHAREHOLDERS' EQUITY

On September 30, 2010, we had 105,819,161 outstanding common stock purchase rights ("Rights") pursuant to the terms of the Rights Agreement dated January 8, 1996, as amended by Amendment No. 1 dated December 8, 2005. As adjusted for the two-for-one stock splits in fiscals 1998 and 2006, and as long as the Rights are not separately transferable, one-half Right attaches to each share of our common stock. Under the terms of the Rights Agreement each Right entitles the holder thereof to purchase one full unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock ("Preferred Stock"), without par value, at a price of $250 per unit. The exercise price and the number of units of Preferred Stock issuable on exercise of the Rights are subject to adjustment in certain cases to prevent dilution. The Rights will be attached to the common stock certificates and are not exercisable or transferable apart from the common stock, until ten business days after a person acquires 15 percent or more of the outstanding common stock or ten business days following the commencement of a tender offer or exchange offer that would result in a person owning 15 percent or more of the outstanding common stock. In the event we are acquired in a merger or certain other business combination transactions (including one in which we are the surviving corporation), or more than 50 percent of our assets or earning power is sold or transferred, each holder of a Right shall have the right to receive, upon exercise of the Right, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The Rights are redeemable under certain circumstances at $0.01 per Right and will expire, unless earlier redeemed, on January 31, 2016.

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

On December 1, 2009, we amended the forms of agreement under the plan for awards of nonqualified stock options, incentive stock options and restricted stock. We also amended existing stock option and restricted stock award agreements. The amendments provide for continued vesting (and accelerated vesting upon death) of restricted stock and stock options effective upon a participant becoming retirement eligible. A participant meets the definition of retirement eligible if the participant attains age 55 and has 15 or more years of continuous service as a full-time employee. The amendments apply retroactively. As a result of the continued vesting provisions, we incurred additional compensation cost of approximately $4.9 million in fiscal 2010.

A summary of compensation cost for stock-based payment arrangements recognized in general and administrative expense in fiscal 2010, 2009 and 2008 is as follows (in thousands):

September 30,	2010	2009	2008

Compensation expense
Stock options	$11,475	$6,899	$6,210
Restricted stock	4,380	1,449	1,246

	$15,855	$8,348	$7,456

Benefits of tax deductions in excess of recognized compensation cost of $3.3 million, $1.2 million and $24.9 million are reported as a financing cash flow in the Consolidated Statements of Cash Flows for fiscal 2010, 2009 and 2008, respectively.

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

	2010	2009	2008

Risk-free interest rate	2.3%	1.7%	3.3%
Expected stock volatility	49.9%	43.3%	31.1%
Dividend yield	0.5%	0.9%	0.5%
Expected term (in years)	5.8	5.8	4.8

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

Based on these calculations, the weighted-average fair value per option granted to acquire a share of common stock was $17.64, $8.16 and $10.81 per share for fiscal 2010, 2009 and 2008, respectively.

The following summary reflects the stock option activity for our common stock and related information for fiscal 2010, 2009 and 2008 (shares in thousands):

	2010		2009		2008
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price

Outstanding at October 1,	5,401	$20.55	4,819	$20.02	6,032	$15.80
Granted	570	38.02	865	21.07	742	35.11
Exercised	(397)	13.63	(267)	12.18	(1,845)	11.87
Forfeited/Expired	(2)	38.02	(16)	26.91	(110)	27.31

Outstanding on September 30,	5,572	$22.82	5,401	$20.55	4,819	$20.02

Exercisable on September 30,	3,888	$19.68	3,599	$17.42	3,206	$15.07

Shares available to grant	7,614		1,656		2,511

The following table summarizes information about stock options at September 30, 2010 (shares in thousands):

	Outstanding Stock Options			Exercisable Stock Options
Range of Exercise Prices	Options	Weighted-Average Remaining Life	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price

$11.3318 to $16.010	2,348	2.6	$13.50	2,348	$13.50
$21.0500 to $27.440	1,475	7.3	$23.56	691	$25.03
$30.2300 to $38.015	1,749	7.3	$34.72	849	$32.43

$11.3318 to $38.015	5,572	5.3	$22.82	3,888	$19.68

At September 30, 2010, the weighted-average remaining life of exercisable stock options was 4.1 years and the aggregate intrinsic value was $80.8 million with a weighted-average exercise price of $19.68 per share.

The number of options vested or expected to vest at September 30, 2010 was 5,498,304 with an aggregate intrinsic value of $97.5 million and a weighted-average exercise price of $22.73 per share.

As of September 30, 2010, the unrecognized compensation cost related to the stock options was $10.0 million. That cost is expected to be recognized over a weighted-average period of 2.6 years.

The total intrinsic value of options exercised during fiscal 2010, 2009 and 2008 was $11.3 million, $4.9 million, and $21.9 million, respectively.

The grant date fair value of shares vested during fiscal 2010, 2009 and 2008 was $7.0 million, $6.3 million and $5.8 million, respectively.

RESTRICTED STOCK

Restricted stock awards consist of our common stock and are time vested over three to six years. We recognize compensation expense on a straight-line basis over the vesting period. The fair value of restricted stock awards is determined based on the average of the high and low price of our shares on the grant date.

As of September 30, 2010, there was $4.7 million of total unrecognized compensation cost related to unvested restricted stock awards. That cost is expected to be recognized over a weighted-average period of 1.7 years.

A summary of the status of our restricted stock awards as of September 30, 2010, and of changes in restricted stock outstanding during the fiscal years ended September 30, 2010, 2009 and 2008 is as follows (share amounts in thousands):

	2010		2009		2008
	Shares	Weighted-Average Grant Date Fair Value per Share	Shares	Weighted-Average Grant Date Fair Value per Share	Shares	Weighted-Average Grant Date Fair Value per Share

Outstanding at October 1,	177	$30.06	243	$29.92	240	$29.27
Granted	182	38.02	—	—	22	35.11
Vested	(70)	29.36	(66)	29.52	(3)	16.01
Forfeited/Expired	—	—	—	—	(16)	30.24

Outstanding on September 30,	289	$35.23	177	$30.06	243	$29.92

NOTE 7 EARNINGS PER SHARE

ASC 260, Earnings per Share, requires companies to treat unvested share-based payment awards that have non-forfeitable rights to dividend or dividend equivalents as a separate class of securities in calculating earnings per share. We have granted and expect to continue to grant restricted stock grants to employees and non-employee directors that contain non-forfeitable rights to dividends. Such grants are considered participating securities under ASC 260. As such, we are required to include these grants in the calculation of our basic earnings per share and calculate basic earnings per share using the two-class method. Restricted stock grants have previously been included in our dilutive earnings per share calculation using the treasury stock method. The two-class method of computing earnings per share is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. Earnings per share have been recalculated for prior periods to conform to the current year presentation. As a result, the number of shares used to compute earnings per share changed. For the year ended September 30, 2009, basic and diluted earnings per share decreased $0.01 due to the adoption. For the year ended September 30, 2008, basic and diluted earnings per share decreased $0.01 and $0.02, respectively, due to the adoption.

Basic net income per share is computed utilizing the two-class method and is calculated based on weighted-average number of common shares outstanding during the periods presented.

Diluted net income per share is computed using the weighted-average number of common and common equivalent shares outstanding during the periods utilizing the two-class method for stock options and nonvested restricted stock.

The following table sets forth the computation of basic and diluted earnings per share:

September 30,	2010	2009	2008
	(in thousands)
Numerator:
Income from continuing operations	$286,081	$380,546	$420,258
Income (loss) from discontinued operations	(129,769)	(27,001)	41,480

Net income	156,312	353,545	461,738
Adjustment for basic earnings per share
Earnings allocated to unvested shareholders	(404)	(617)	(1,121)

Numerator for basic earnings per share:
From continuing operations	285,677	379,929	419,137
From discontinued operations	(129,769)	(27,001)	41,480

	155,908	352,928	460,617
Adjustment for diluted earnings per share:
Effect of reallocating undistributed earnings of unvested shareholders	6	6	23
Numerator for diluted earnings per share:
From continuing operations	285,683	379,935	419,160
From discontinued operations	(129,769)	(27,001)	41,480

	$155,914	$352,934	$460,640

Denominator:
Denominator for basic earnings per share – weighted-average shares	105,711	105,364	104,284
Effect of dilutive shares from stock options and restricted stock	1,693	1,244	2,299

Denominator for diluted earnings per share – adjusted weighted-average shares	107,404	106,608	106,583

Basic earnings per common shares:
Income from continuing operations	$2.70	$3.61	$4.02
Income (loss) from discontinued operations	(1.23)	(0.26)	0.40

Net income	$1.47	$3.35	$4.42

Diluted earnings per common shares:
Income from continuing operations	$2.66	$3.56	$3.93
Income (loss) from discontinued operations	(1.21)	(0.25)	0.39

Net income	$1.45	$3.31	$4.32

The following shares attributable to outstanding equity awards were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive:

	2010	2009	2008
	(in thousands, except per share amounts)
Shares excluded from calculation of diluted earnings per share	554	1,206	—
Weighted-average price per share	$38.02	$33.12	$—

NOTE 8 FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENT

The estimated fair value of our available-for-sale securities is primarily based on market quotes. The following is a summary of available-for-sale securities, which excludes investments in limited partnerships carried at cost and assets held in a Non-qualified Supplemental Savings Plan:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

	(in thousands)
Equity Securities:
September 30, 2010	$129,183	$174,025	$—	$303,208
September 30, 2009	129,183	210,640	$—	339,823

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

During the year ended September 30, 2008, marketable equity available-for-sale securities with a fair value at the date of sale of $25.5 million were sold. For the same year, the gross realized gain on such sales of available-for-sale securities totaled $22.0 million. The cost of securities used in determining realized gains and losses is based on the average cost basis of the security sold. We had no sales of marketable equity available-for-sale securities in fiscal years 2010 and 2009.

The investments in the limited partnerships carried at cost were approximately $12.4 million at September 30, 2010 and 2009. The estimated fair value of the limited partnerships was $22.5 million and $19.7 million at September 30, 2010 and 2009, respectively.

The assets held in a Non-qualified Supplemental Savings Plan are carried at fair market value which totaled $5.1 million and $4.2 million at September 30, 2010 and 2009, respectively.

The majority of cash equivalents are invested in taxable and non-taxable money-market mutual funds. The carrying amount of cash and cash equivalents approximates fair value due to the short maturity of those investments.

At September 30, 2009, our short-term investments consisted of a bank certificate of deposit with an original maturity greater than three months. The certificate matured in the second quarter of fiscal 2010. Interest earned is included in interest and dividend income on the Consolidated Statements of Income. The carrying amount of the certificate of deposit approximated fair value.

The carrying value of other assets, accrued liabilities and other liabilities approximated fair value at September 30, 2010 and 2009.

ASC 820 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date". ASC 820 establishes a fair value hierarchy to prioritize the inputs used in valuation techniques into three levels as follows:

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

At September 30, 2010, our financial assets utilizing Level 1 inputs include cash equivalents, equity securities with active markets and money market funds we have elected to classify as restricted assets that are included in other current assets and other assets. Also included is cash denominated in a foreign currency we have elected to classify as restricted that is included in current assets of discontinued operations and limited to remaining liabilities of discontinued operations. For these items, quoted current market prices are readily available.

At September 30, 2010, Level 2 inputs include bank certificates of deposit, which are included in current assets.

Currently, we do not have any financial instruments utilizing Level 3 inputs.

The following table summarizes our assets and liabilities measured at fair value on a recurring basis presented in our Consolidated Balance Sheets as of September 30, 2010:

	Total Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

	(in thousands)
Assets:
Cash and cash equivalents	$ 63,020	$ 63,020	$—	$—
Investments	303,208	303,208	—	—
Other current assets	23,118	22,868	250	—
Other assets	2,000	2,000	—	—

Total assets measured at fair value	$391,346	$391,096	$250	$—

The following information presents the supplemental fair value information about long-term fixed-rate debt at September 30, 2010 and September 30, 2009.

September 30,	2010	2009
	(in thousands)
Carrying value of long-term fixed-rate debt	$350.0	$350.0
Fair value of long-term fixed-rate debt	$382.9	$380.9

The fair value for fixed-rate debt was estimated using discounted cash flows and interest rates currently being offered on credits with similar maturities and credit profiles. The outstanding line of credit and short-term debt bear interest at market rates and the cost of borrowings, if any, would approximate fair value. The debt was valued using a Level 2 input.

NOTE 9 ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income (loss) for the years ended September 30, 2010, 2009 and 2008 were as follows (in thousands):

Years Ended September 30,	2010	2009	2008
Unrealized appreciation (depreciation) on securities, net of tax of $(13,730), $54,254 and $(10,558)	$(22,885)	$88,519	$(17,227)
Reclassification of realized gains in net income, net of tax of $0, $0 and $(8,358)	—	—	(13,636)
Amortization of net periodic benefit costs—net of actuarial gain, net of tax of $(3,276), $(8,872) and $(4,054).	(5,459)	(14,475)	(6,615)

	$(28,344)	$74,044	$(37,478)

The components of accumulated other comprehensive income (loss) at September 30, 2010 and 2009, net of applicable tax effects, were as follows (in thousands):

September 30,	2010	2009
Unrealized appreciation on securities	$107,712	$130,597
Unrecognized actuarial loss and prior service cost	(23,605)	(18,146)

	$84,107	$112,451

NOTE 10 ACQUISITION OF TERRAVICI DRILLING SOLUTIONS

On May 21, 2008, we acquired a private limited partnership, TerraVici Drilling Solutions ('TerraVici') in a transaction accounted for under the purchase method of accounting. Under the purchase method of accounting, the assets acquired and liabilities assumed of TerraVici are recorded as of the acquisition date, at their respective fair values, and included in our Consolidated Financial Statements from the date of acquisition. TerraVici is included with all other non-reportable business segments.

TerraVici is developing patented rotary steerable technology to enhance horizontal and directional drilling operations. We acquired TerraVici to complement technology currently used with the FlexRig. By combining this new technology with our existing capabilities, we expect to improve drilling productivity and reduce total well cost to the customer.

In-process research and development ("IPR&D") represents rotary steerable system tools under development by TerraVici at the date of acquisition that had not yet achieved technological feasibility, and would have no future alternative use. Accordingly, the purchase price allocated to IPR&D was expensed immediately subsequent to the acquisition. This charge is being amortized over 15 years for tax purposes. The $11.1 million estimated fair value of IPR&D was derived using the multi-period excess-earnings method.

Pursuant to the satisfaction of a performance milestone, we paid $4.0 million subsequent to September 30, 2010. This additional payment will be accounted for as goodwill.

NOTE 11 EMPLOYEE BENEFIT PLANS

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

The following table provides a reconciliation of the changes in the pension benefit obligations and fair value of Pension Plan assets over the two-year period ended September 30, 2010 and a statement of the funded status as of September 30, 2010 and 2009 (in thousands):

	2010	2009
Accumulated Benefit Obligation	$102,097	$89,996
Changes in Projected Benefit Obligations
Projected benefit obligation at beginning of year	$89,996	$69,475
Interest cost	4,825	4,988
Actuarial gain (loss)	11,482	18,977
Benefits paid	(4,206)	(3,444)

Projected benefit obligation at end of year	$102,097	$89,996

Change in plan assets
Fair value of plan assets at beginning of year	$57,181	$59,605
Actual return on plan assets	5,005	270
Employer contribution	3,408	750
Benefits paid	(4,206)	(3,444)

Fair value of plan assets at end of year	$61,388	$57,181

Funded status of the plan at end of year	$(40,709)	$(32,815)

September 30,	2010	2009
Amounts Recognized in the Consolidated Balance Sheets (in thousands):
Accrued liabilities	$(181)	$(40)
Noncurrent liabilities-other	(40,528)	(32,775)

Net amount recognized	$(40,709)	$(32,815)

The amounts recognized in Accumulated Other Comprehensive Income at September 30, 2010 and 2009, and not yet reflected in net periodic benefit cost, are as follows (in thousands):
Net actuarial gain (loss)	$(38,001)	$(29,267)
Prior service cost	(2)	(1)

Total	$(38,003)	$(29,268)

The amount recognized in Accumulated Other Comprehensive Income and not yet reflected in periodic benefit cost expected to be amortized in next year's periodic benefit cost is a net actuarial loss of $3.0 million.

The weighted average assumptions used for the pension calculations were as follows:

Years Ended September 30,	2010	2009	2008
Discount rate for net periodic benefit costs	5.42%	7.25%	6.25%
Discount rate for year-end obligations	4.48%	5.42%	7.25%
Expected return on plan assets	8.00%	8.00%	8.00%

We contributed $3.4 million to the Pension Plan in fiscal 2010 to fund distributions in lieu of liquidating pension assets. We estimate contributing at least $0.6 million in fiscal 2011 to meet the minimum contribution required by law and expect to make additional contributions to continue funding distributions. Additional contributions will be made if needed to fund unexpected distributions.

Components of the net periodic pension expense (benefit) were as follows (in thousands):

Years Ended September 30,	2010	2009	2008
Interest cost	$4,825	$4,988	$4,919
Expected return on plan assets	(4,552)	(4,643)	(5,990)
Amortization of prior service cost	—	(1)	—
Recognized net actuarial loss	2,295	3	9

Net pension expense (benefit)	$2,568	$347	$(1,062)

The following table reflects the expected benefits to be paid from the Pension Plan in each of the next five fiscal years, and in the aggregate for the five years thereafter (in thousands).

Years Ended September 30,
2011	2012	2013	2014	2015	2016-2020	Total
$4,907	$6,035	$5,707	$5,613	$6,901	$36,170	$65,333

Included in the Pension Plan is an unfunded supplemental executive retirement plan.

INVESTMENT STRATEGY AND ASSET ALLOCATION

Our investment policy and strategies are established with a long-term view in mind. The investment strategy is intended to help pay the cost of the Plan while providing adequate security to meet the benefits promised under the Plan. We maintain a diversified asset mix to minimize the risk of a material loss to the portfolio value that might occur from devaluation of any one investment. In determining the appropriate asset mix, our financial strength and ability to fund potential shortfalls are considered. Plan assets are invested in portfolios of diversified public-market equity securities and fixed income securities. The plan holds no securities of the Company.

The expected long-term rate of return on plan assets is based on historical and projected rates of return for current and planned asset classes in the Plans' investment portfolio after analyzing historical experience and future expectations of the return and volatility of various asset classes.

The target allocation for 2011 and the asset allocation for the Pension Plan at the end of fiscal 2010 and 2009, by asset category, follows:

	Target Allocation	Percentage of Plan Assets At September 30,
Asset Category	2011	2010	2009

U.S. equities	56%	53%	57%
International equities	14	15	15
Fixed income	25	31	27
Real estate and other	5	1	1

Total	100%	100%	100%

PLAN ASSETS

The fair value of Plan assets at September 30, 2010, summarized by level within the fair value hierarchy described in Note 8, are as follows (in thousands):

	Total	Level 1	Level 2	Level 3
Short-term investments	$63	$63	$—	$—
Mutual funds:
Domestic stock funds	17,858	17,858	—	—
Bond funds	18,872	18,872	—	—
International stock funds	8,956	8,956	—	—

Total Mutual funds	45,686	45,686	—	—
Domestic common stock	13,710	13,710	—	—
Common collective trust	785	—	785	—
Foreign equity stock	869	869	—	—
Oil and gas properties	275	—	—	275

Total	$61,388	$60,328	$785	$275

The Plan's financial assets utilizing Level 1 inputs include publicly traded mutual funds, common stock and foreign equity stocks. These assets are valued based on quoted prices in active markets for identical securities. The Plan's financial assets utilizing Level 2 inputs include a common collective trust (Wells Fargo Short-term Investment Fund). The statements of net assets available for benefits present the fair value of the Wells Fargo Short-term Investment Fund. The Plan's interest in the trust is valued at Net Asset Value per information provided by the Plan's trustee. The Plan's financial instruments utilizing Level 3 inputs consist of oil and gas properties. The fair value of oil and gas properties is determined by Wells Fargo Bank, N.A., based upon actual revenue received for the previous twelve-month period and experience with similar assets.

The following table sets forth a summary of changes in the fair value of the plan's Level 3 assets for the year ended September 30, 2010 (in thousands):

Oil and gas properties
Balance, beginning of year	$435
Unrealized losses relating to property still held at the reporting date	(160)

Balance, end of year	$275

DEFINED CONTRIBUTION PLAN

Substantially all employees on the United States payroll may elect to participate in the 401(k)/Thrift Plan by contributing a portion of their earnings. We contribute an amount equal to 100 percent of the first five percent of the participant's compensation subject to certain limitations. The annual expense incurred for this defined contribution plan was $14.2 million, $14.3 million, and $15.0 million in fiscal 2010, 2009 and 2008, respectively.

FOREIGN PLAN

We maintain an unfunded pension plan in one of our international subsidiaries. Pension expense was approximately $0.1 million, $0.4 million and $0.4 million in fiscal 2010, 2009 and 2008, respectively. The pension liability at September 30, 2010 and 2009 was $5.4 million and $5.0 million, respectively.

NOTE 12 SUPPLEMENTAL BALANCE SHEET INFORMATION

The following reflects the activity in our reserve for bad debt for 2010, 2009 and 2008:

September 30,	2010	2009	2008
	(in thousands)
Reserve for bad debt:
Balance at October 1,	$659	$1,331	$1,707
Provision for (recovery of) bad debt	206	(645)	704
Write-off of bad debt	(35)	(27)	(1,080)

Balance at September 30,	$830	$659	$1,331

Accounts receivable, prepaid expenses, accrued liabilities, and long-term liabilities at September 30 consist of the following:

September 30,	2010	2009
	(in thousands)
Accounts receivable, net of reserve:
Trade receivables	$409,920	$233,949
Income tax	47,739	—

	$457,659	$233,949

Prepaid expenses and other:
Prepaid value added tax	$15,481	$16,450
Restricted cash	12,848	11,890
Prepaid insurance	9,196	7,887
Deferred mobilization	14,430	9,046
Other	12,216	7,222

	$64,171	$52,495

Accrued liabilities:
Taxes payable, other than income tax	$44,934	$37,654
Accrued income taxes	—	14,201
Self-insurance liabilities	4,135	2,626
Payroll and employee benefits	33,392	13,449
Accrued operating costs	23,436	2,150
Deferred mobilization	13,522	6,063
Deferred income	6,438	26,026
Other	18,255	9,581

	$144,112	$111,750

Noncurrent liabilities—Other:
Pension and other non-qualified retirement plans	$51,690	$42,422
Deferred income	14,983	7,536
Uncertain tax positions including interest and penalties	6,755	6,298
Self-insurance liabilities	5,328	6,103
Deferred mobilization	7,816	5,164
Other	5,034	6,023

	$91,606	$73,546

NOTE 13 SUPPLEMENTAL CASH FLOW INFORMATION

Years Ended September 30,	2010	2009	2008
	(in thousands)
Cash payments:
Interest paid, net of amounts capitalized	$16,721	$12,196	$18,627
Income taxes paid	$104,028	$31,009	$115,600

Capital expenditures on the Consolidated Statements of Cash Flows for the years ended September 30, 2010, 2009 and 2008 do not include additions which have been incurred but not paid for as of the end of the year. The following table reconciles total capital expenditures incurred to total capital expenditures in the Consolidated Statements of Cash Flows:

September 30,	2010	2009	2008
	(in thousands)
Capital expenditures incurred	$345,264	$819,798	$737,809
Additions incurred prior year but paid for in current year	9,816	66,857	26,954
Additions incurred but not paid for as of the end of the year	(25,508)	(9,816)	(66,857)

Capital expenditures per Consolidated Statements of Cash Flows	$329,572	$876,839	$697,906

NOTE 14 RISK FACTORS

CONCENTRATION OF CREDIT

Financial instruments which potentially subject us to concentrations of credit risk consist primarily of temporary cash investments, short-term investments and trade receivables. We place temporary cash investments in the U.S. with established financial institutions and invest in a diversified portfolio of highly rated, short-term money market instruments. Our trade receivables, primarily with established companies in the oil and gas industry, may impact credit risk as customers may be similarly affected by prolonged changes in economic and industry conditions. International sales also present various risks including governmental activities that may limit or disrupt markets and restrict the movement of funds. Most of our international sales, however, are to large international or government-owned national oil companies. We perform ongoing credit evaluations of customers and do not typically require collateral in support for trade receivables. We provide an allowance for doubtful accounts, when necessary, to cover estimated credit losses. Such an allowance is based on management's knowledge of customer accounts. Except as disclosed in Note 2, Discontinued Operations, no significant credit losses have been experienced in recent history.

VOLATILITY OF MARKET

Our operations can be materially affected by oil and gas prices. Oil and natural gas prices are volatile and have declined from the peak levels in June 2008. While current energy prices are important contributors to positive cash flow for customers, expectations about future prices and price volatility are generally more important for determining a customer's future spending levels. This volatility, along with the difficulty in predicting future prices can lead many exploration and production companies to base their capital spending on much more conservative estimates of commodity prices. As a result, demand for contract drilling services is not always purely a function of the movement of commodity prices.

In addition, customers may finance their exploration activities through cash flow from operations, the incurrence of debt or the issuance of equity. Any deterioration in the credit and capital markets may cause difficulty for customers to obtain funding for their capital needs. A reduction of cash flow resulting from declines in commodity prices or a reduction of available financing may result in a reduction in customer spending and the demand for drilling services. This reduction in spending could have a material adverse effect on our operations.

SELF-INSURANCE

We self-insure a significant portion of expected losses relating to worker's compensation, general liability, and automobile liability. Insurance coverage has been purchased for individual claims that exceed $1 million or $2 million, depending on whether a claim occurs inside or outside of the United States. Insurance is purchased over deductibles to reduce our exposure to catastrophic events. We record estimates for incurred outstanding liabilities for worker's compensation, general liability claims and for claims that are incurred but not reported. Estimates are based on adjusters' estimates, historic experience and statistical methods that we believe are reliable. Nonetheless, insurance estimates include certain assumptions and management judgments regarding the frequency and severity of claims, claim development, and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense that would be reported under these programs.

We have a wholly-owned captive insurance company, White Eagle Assurance Company, which provides a portion of our physical damage insurance for company-owned drilling rigs and reinsures international casualty deductibles. With the exception of "named wind storm" risk in the Gulf of Mexico, we insure rigs and related equipment at values that approximate the current replacement cost on the inception date of the policy.

INTERNATIONAL DRILLING OPERATIONS

International drilling operations may significantly contribute to our revenues and net operating income. There can be no assurance that we will be able to successfully conduct such operations, and a failure to do so may have an adverse effect on our financial position, results of operations, and cash flows. Also, the success of our international operations will be subject to numerous contingencies, some of which are beyond management's control. These contingencies include general and regional economic conditions, fluctuations in currency exchange rates, changes in international regulatory requirements and international employment issues, risk of expropriation of real and personal property, and the burden of complying with foreign laws. Additionally, in the event that extended labor strikes occur or a country experiences significant political, economic or social instability, we could experience shortages in labor and/or material and supplies necessary to operate some of our drilling rigs, thereby causing an adverse effect on our business, financial condition and results of operations.

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

NOTE 15 COMMITMENTS AND CONTINGENCIES

COMMITMENTS

Over the last six years, the Company entered into separate drilling contracts with many different customers to build and operate over 160 new FlexRigs. As of November 18, 2010, 12 new FlexRigs with customer commitments remained under construction. During construction, rig construction cost is included in construction in progress and then transferred to contract drilling equipment when the rig is placed in the field for service. Equipment, parts and supplies are ordered in advance to promote efficient construction progress. At September 30, 2010, we had purchase orders outstanding of approximately $68.8 million for the purchase of drilling equipment.

LEASES

We lease approximately 135,000 square feet of office space near downtown Tulsa, Oklahoma as well as other office space and equipment for use in operations. For operating leases that contain built-in pre-determined rent escalations, rent expense is recognized on a straight-line basis over the life of the lease. Leasehold improvements are capitalized and amortized over the lease term. Future minimum rental payments required under operating leases having initial or remaining non-cancelable lease terms in excess of one year at September 30, 2010 are as follows:

Fiscal Year	Amount (in thousands)

2011	$ 7,204
2012	4,742
2013	3,633
2014	2,154
2015	2,038
Thereafter	7,983

Total	$27,754

Total rent expense was $5.4 million, $5.2 million and $4.2 million for fiscal 2010, 2009 and 2008, respectively.

CONTINGENCIES

A lawsuit was filed against us by a former customer for whom we performed drilling services with five rigs under term drilling contracts. The suit alleged, among other things, that we failed to perform drilling operations in accordance with good oilfield practice, breached express performance warranties, and made certain fraudulent representations regarding drilling performance. As a consequence, Plaintiff prayed for actual and punitive damages. The case was settled in the fourth quarter of fiscal 2010 for an immaterial amount.

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

During the ordinary course of our business, contingencies arise resulting from an existing condition, situation, or set of circumstances involving an uncertainty as to the realization of a possible gain contingency. We account for gain contingencies in accordance with the provisions of ASC 450, Contingencies, and, therefore, we do not record gain contingencies and recognize income until realized. As discussed in Note 2, Discontinued Operations, property and equipment of our Venezuelan subsidiary was seized by the Venezuelan government on June 30, 2010. We are currently evaluating various remedies, including any recourse we may have against PDVSA or related parties, any remuneration or reimbursement that we might collect from PDVSA or related parties, and any other sources of recovery for our losses. While there exists the possibility of realizing a recovery, we are currently unable to determine the timing or amounts we may receive, if any, or the likelihood of recovery. No gain contingencies are recognized in our Consolidated Financial Statements.

NOTE 16 SEGMENT INFORMATION

We operate principally in the contract drilling industry. Our contract drilling business includes the following reportable operating segments: U.S. Land, Offshore, and International Land. The contract drilling operations consist mainly of contracting Company-owned drilling equipment primarily to large oil and gas exploration companies. Our primary international areas of operation include Colombia, Ecuador, Argentina, Mexico, Tunisia, Bahrain and other South American countries. The International Land operations have similar services, have similar types of customers, operate in a consistent manner and have similar economic and regulatory characteristics. Therefore, we have aggregated our international operations into one reportable segment. Our Venezuelan operation, which was historically an operating segment within the International Land Segment, was discontinued in the third quarter of fiscal 2010. Consequently, its operating results are excluded from the segment data tables below for all periods presented. Each reportable segment is a strategic business unit which is managed separately. Other includes non-reportable operating segments. Revenues included in Other consist primarily of rental income. Consolidated revenues and expenses reflect the elimination of all material intercompany transactions.

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

Segment operating income for all segments is a non-GAAP financial measure of our performance, as it excludes certain general and administrative expenses, corporate depreciation, income from asset sales and other corporate income and expense. We consider segment operating income to be an important supplemental measure of operating performance for presenting trends in our core businesses. We use this measure to facilitate period-to-period comparisons in operating performance of our reportable segments in the aggregate by eliminating items that affect comparability between periods. We believe that segment operating income is useful to investors because it provides a means to evaluate the operating performance of the segments on an ongoing basis using criteria that are used by our internal decision makers. Additionally, it highlights operating trends and aids analytical comparisons. However, segment operating income has limitations and should not be used as an alternative to operating income or loss, a performance measure determined in accordance with GAAP, as it excludes certain costs that may affect our operating performance in future periods.

Summarized financial information of our reportable segments for continuing operations for each of the years ended September 30, 2010, 2009 and 2008 is shown in the following table:

(in thousands)	External Sales	Inter- Segment	Total Sales	Segment Operating Income (Loss)	Depreciation	Total Assets	Additions to Long-Lived Assets

2010
Contract Drilling
U.S. Land	$1,412,495	$—	$1,412,495	$404,278	$211,652	$3,257,382	$305,206
Offshore	202,734	—	202,734	53,069	12,519	132,342	9,982
International Land	247,179	—	247,179	48,271	29,938	411,339	23,865

	1,862,408	—	1,862,408	505,618	254,109	3,801,063	339,053
Other	12,754	814	13,568	(6,765)	8,549	454,037	6,211

	1,875,162	814	1,875,976	498,853	262,658	4,255,100	345,264
Eliminations	—	(814)	(814)	—	—	—	—

Total	$1,875,162	$—	$1,875,162	$498,853	$262,658	$4,255,100	$345,264

2009
Contract Drilling
U.S. Land	$1,441,164	$—	$1,441,164	$573,708	$187,259	$2,955,574	$703,073
Offshore	204,702	—	204,702	55,293	11,872	129,465	17,584
International Land	187,099	—	187,099	18,955	19,278	391,099	94,627

	1,832,965	—	1,832,965	647,956	218,409	3,476,138	815,284
Other	10,775	836	11,611	(7,032)	9,126	532,346	4,514

	1,843,740	836	1,844,576	640,924	227,535	4,008,484	819,798
Eliminations	—	(836)	(836)	—	—	—	—

Total	$1,843,740	$—	$1,843,740	$640,924	$227,535	$4,008,484	$819,798

2008
Contract Drilling
U.S. Land	$1,542,038	$—	$1,542,038	$605,718	$161,893	$2,655,595	$682,310
Offshore	154,452	—	154,452	33,394	12,152	152,497	14,614
International Land	161,072	—	161,072	17,877	14,191	202,255	33,967

	1,857,562	—	1,857,562	656,989	188,236	3,010,347	730,891
Other	11,809	878	12,687	(7,996)	7,107	366,773	6,918

	1,869,371	878	1,870,249	648,993	195,343	3,377,120	737,809
Eliminations	—	(878)	(878)	—	—	—	—

Total	$1,869,371	$—	$1,869,371	$648,993	$195,343	$3,377,120	$737,809

The following table reconciles segment operating income to income from continuing operations before income taxes and equity in income of affiliate as reported on the Consolidated Statements of Income (in thousands):

Years Ended September 30,	2010	2009	2008
Segment operating income	$498,853	$640,924	$648,993
Income from asset sales	4,992	5,402	13,049
Gain from involuntary conversion of long-lived assets	—	541	10,236
Corporate general and administrative costs and corporate depreciation	(52,049)	(37,992)	(32,194)

Operating income	451,796	608,875	640,084
Other income (expense)
Interest and dividend income	1,811	2,755	3,524
Interest expense	(17,158)	(13,590)	(18,721)
Gain on sale of investment securities	—	—	21,994
Other	1,787	245	(1,396)

Total unallocated amounts	(13,560)	(10,590)	5,401

Income from continuing operations before income taxes and equity in in income of affiliate	$438,236	$598,285	$645,485

The following table presents revenues from external customers and long-lived assets by country based on the location of service provided (in thousands):

Years Ended September 30,	2010	2009	2008
Revenues
United States	$1,572,139	$1,613,940	$1,687,075
Argentina	55,855	42,087	44,367
Ecuador	52,115	52,250	55,100
Colombia	57,533	77,322	42,439
Other Foreign	137,520	58,141	40,390

Total	$1,875,162	$1,843,740	$1,869,371

Long-Lived Assets
United States	$2,973,712	$2,879,222	$2,461,726
Argentina	91,322	99,896	38,125
Ecuador	27,772	26,022	25,560
Colombia	59,798	62,942	41,889
Other Foreign	122,416	126,191	38,084

Total	$3,275,020	$3,194,273	$2,605,384

Long-lived assets are comprised of property, plant and equipment.

Revenues from one company doing business with the contract drilling business accounted for approximately 12.5 percent, 10.1 percent, and 3.7 percent of the total operating revenues during the years ended September 30, 2010, 2009 and 2008, respectively. Revenues from another company doing business with the contract drilling business accounted for approximately 10.6 percent, 12.4 percent, and 11.3 percent of total operating revenues during the years ended September 30, 2010, 2009 and 2008, respectively. Collectively, the receivables from these customers were approximately $85.1 million and $53.0 million at September 30, 2010 and 2009, respectively.

NOTE 17 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share amounts)

2010	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Operating revenues	$396,242	$436,579	$483,384	$558,957
Operating income	105,384	101,706	111,474	133,232
Income from continuing operations	63,802	74,105	64,883	83,291
Net income (loss)	63,235	46,747	(36,715)	83,045
Basic earnings per common share:
Income from continuing operations	0.61	0.70	0.61	0.78
Net income (loss)	0.60	0.44	(0.35)	0.78
Diluted earnings per common share:
Income from continuing operations	0.60	0.68	0.61	0.77
Net income (loss)	0.59	0.43	(0.34)	0.77

2009	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Operating revenues	$580,805	$520,300	$384,359	$358,276
Operating income	207,524	204,741	106,155	90,455
Income from continuing operations	133,551	123,998	68,021	54,976
Net income	145,275	103,738	53,044	51,488
Basic earnings per common share:
Income from continuing operations	1.27	1.17	0.64	0.52
Net income	1.38	0.98	0.50	0.49
Diluted earnings per common share:
Income from continuing operations	1.25	1.17	0.64	0.51
Net income	1.36	0.98	0.50	0.48

The sum of earnings per share for the four quarters may not equal the total earnings per share for the year due to changes in the average number of common shares outstanding.

In the first quarter of fiscal 2010, net income includes an after-tax gain from the sale of assets of $0.7 million, $0.01 per share on a diluted basis.

In the second quarter of fiscal 2010, net income includes an after-tax gain from the sale of assets of $0.6 million, $0.01 per share on a diluted basis.

In the third quarter of fiscal 2010, net income includes an after-tax gain from the sale of assets of $1.5 million, $0.01 per share on a diluted basis.

In the fourth quarter of fiscal 2010, net income includes an after-tax gain from the sale of assets of $0.5 million with no effect on diluted earnings per share.

In the first quarter of fiscal 2009, net income includes an after-tax gain from the sale of assets of $0.6 million, $0.01 per share on a diluted basis.

In the second quarter of fiscal 2009, net income includes an after-tax gain from the sale of assets of $1.3 million, $0.01 per share on a diluted basis.

In the third quarter of fiscal 2009, net income includes an after-tax gain from the sale of assets of $1.1 million, $0.01 per share on a diluted basis.

In the fourth quarter of fiscal 2009, net income includes an after-tax gain from the sale of assets of $0.4 million with no effect on diluted earnings per share.

NOTE 18 SUBSEQUENT EVENTS

We have evaluated events and transactions occurring after the balance sheet date through the date these consolidated financial statements were issued, and have determined we have no recognized subsequent events.

Subsequent to September 30, 2010, we classified two conventional rigs from our U.S. Land segment as held for sale.

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

 Steven R. Mackey
Executive Vice President, Secretary, General Counsel & Chief Administrative Officer

 Juan Pablo Tardio
Vice President and Chief Financial Officer

 Gordon K. Helm
Vice President and Controller
Stockholders' Meeting
The annual meeting of stockholders will be held on March 2, 2011. A formal notice of the meeting, together with a proxy statement and form of proxy will be mailed to shareholders on or about January 25, 2011.

 Stock Exchange Listing
Helmerich & Payne, Inc. Common Stock is traded on the New York Stock Exchange with the ticker symbol "HP." The newspaper abbreviation most commonly used for financial reporting is "HelmP." Options on the Company's stock are also traded on the New York Stock Exchange.

 Stock Transfer Agent and Registrar
As of November 18, 2010, there were 609 record holders of Helmerich & Payne, Inc. common stock as listed by the transfer agent's records.

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

* Member, Audit Committee ** Member, Human Resources Committee *** Member, Nominating and Corporate Governance Committee
Annual CEO Certification
The annual CEO Certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual was provided to the New York Stock Exchange on or about April 5, 2010.

 Direct Inquiries To:
Investor Relations
Helmerich & Payne, Inc.
1437 South Boulder Avenue
Tulsa, Oklahoma 74119
Telephone: (918) 742-5531

Internet Address: http://www.hpinc.com

 Helmerich & Payne, Inc.

FORM 10-K, 2010

HELMERICH & PAYNE, INC.

ANNUAL REPORT FOR 2010

HELMERICH & PAYNE, INC.
1437 SOUTH BOULDER AVENUE
TULSA, OKLAHOMA 74119

ANNUAL REPORT FOR 2010

QuickLinks

  Exhibit 13