Form 10-K, Exhibit 13
period 2011-09-30
HELMERICH & PAYNE INC
filed 2011-11-23
CIK 46765

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

Helmerich & Payne, Inc.

Helmerich & Payne, Inc. is the holding Company for
Helmerich & Payne International Drilling Co., a
drilling contractor with land and offshore operations in the
United States, South America, Trinidad, Africa and the
Middle East. Holdings also include commercial real estate
properties in the Tulsa, Oklahoma area, and an energy-weighted portfolio of securities valued at approximately $348 million as of September 30, 2011.

FINANCIAL HIGHLIGHTS

Years Ended September 30,	2011	2010	2009
	(in thousands, except per share amounts)
Operating Revenues	$2,543,894	$1,875,162	$1,843,740
Net Income	434,186	156,312	353,545
Diluted Earnings per Share	3.99	1.45	3.31
Dividends Paid per Share	.250	.210	.200
Capital Expenditures	694,264	329,572	876,839
Total Assets	5,003,891	4,265,370	4,161,024

Financial & Operating Review

HELMERICH & PAYNE, INC.

Years Ended September 30,	2011	2010	2009

SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME*†

Operating Revenues	$2,543,894	$1,875,162	$1,843,740
Operating Costs, excluding depreciation	1,432,602	1,071,959	944,780
Depreciation**	315,468	262,658	227,535
General and Administrative Expense	91,452	81,479	58,822
Operating Income (Loss)	702,511	451,796	608,875
Interest and Dividend Income	1,951	1,811	2,755
Gain on Sale of Investment Securities	913	—	—
Interest Expense	17,355	17,158	13,590
Income (Loss) from Continuing Operations	434,668	286,081	380,546
Net Income	434,186	156,312	353,545
Diluted Earnings Per Common Share:
Income (Loss) from Continuing Operations	3.99	2.66	3.56
Net Income	3.99	1.45	3.31
*$000's omitted, except per share data †All data excludes discontinued operations except net income **2004 includes an asset impairment of $51,516 and depreciation of $88,075

SUMMARY FINANCIAL DATA*

Cash†	$ 364,246	$ 63,020	$ 96,142
Working Capital†	537,034	417,888	157,103
Investments	347,924	320,712	356,404
Property, Plant, and Equipment, Net†	3,677,070	3,275,020	3,194,273
Total Assets	5,003,891	4,265,370	4,161,024
Long-term Debt	235,000	360,000	420,000
Shareholders' Equity	3,270,047	2,807,465	2,683,009
Capital Expenditures	694,264	329,572	876,839
*$000's omitted †Excludes discontinued operations

Rig Fleet Summary†
Drilling Rigs –
U. S. Land – FlexRigs	221	182	163
U. S. Land – Highly Mobile	4	11	11
U. S. Land – Conventional	23	27	27
Offshore Platform	9	9	9
International Land†	24	28	33

Total Rig Fleet	281	257	243
Rig Utilization Percentage –
U. S. Land – FlexRigs	99	87	76
U. S. Land – Highly Mobile	0	0	29
U. S. Land – Conventional	16	17	39
U. S. Land – All Rigs	86	73	68
Offshore Platform	77	80	89
International Land†	70	71	70
†Excludes discontinued operations

2008	2007	2006	2005	2004	2003	2002	2001

$1,869,371	$1,502,380	$1,140,219	$ 733,902	$ 532,759	$ 472,407	$ 472,865	$ 479,132
987,838	788,967	606,945	435,057	375,600	322,553	319,330	295,021
195,343	137,187	93,363	88,483	139,591	76,748	56,208	46,134
56,429	47,401	51,873	41,015	37,661	41,003	36,563	28,180
640,084	586,506	395,341	182,355	(14,698)	35,845	61,946	113,890
3,524	4,143	9,688	5,772	1,622	2,467	3,624	9,128
21,994	65,458	19,866	26,969	25,418	5,529	24,820	1,189
18,721	9,591	6,499	12,416	12,541	12,357	993	1,715
420,258	415,924	269,852	120,666	(1,016)	16,417	55,017	71,046
461,738	449,261	293,858	127,606	4,359	17,873	63,517	144,254
3.93	3.95	2.54	1.16	(0.01)	0.17	0.54	0.70
4.32	4.27	2.77	1.23	0.04	0.17	0.63	1.42

$ 77,549	$ 67,445	$ 32,193	$ 284,460	$ 63,785	$ 29,763	$ 45,699	$ 127,395
274,519	209,766	126,540	378,496	157,266	82,712	87,584	201,549
199,266	223,360	218,309	178,452	161,532	158,770	150,175	203,271
2,605,384	2,068,812	1,399,974	897,504	913,338	983,026	824,815	565,195
3,588,045	2,885,369	2,134,712	1,663,350	1,406,844	1,417,770	1,227,313	1,300,121
475,000	445,000	175,000	200,000	200,000	200,000	100,000	50,000
2,265,474	1,815,516	1,381,892	1,079,238	914,110	917,251	895,170	1,026,477
697,906	885,583	521,847	78,677	86,057	233,850	298,295	152,123

146	118	73	50	48	43	26	13
12	12	12	12	11	11	11	11
27	27	28	29	28	29	29	25
9	9	9	11	11	12	12	10
19	16	16	14	19	21	19	20

213	182	138	116	117	116	97	79

100	100	100	100	99	97	96	100
83	93	100	99	91	89	97	89
80	87	95	82	67	58	70	99
96	97	99	94	87	81	84	97
75	65	69	53	48	51	83	98
72	89	95	80	47	42	59	69

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

With the exception of historical information, the matters discussed in Management's Discussion & Analysis of Financial Condition and Results of Operations include forward-looking statements. These forward-looking statements are based on various assumptions. We caution that, while we believe such assumptions to be reasonable and make them in good faith, assumed facts almost always vary from actual results. The differences between assumed facts and actual results can be material. We are including this cautionary statement to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by us or persons acting on our behalf. The factors identified in this cautionary statement and those factors discussed under Risk Factors beginning on page 6 of our Form 10-K are important factors (but not necessarily inclusive of all important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by us or persons acting on our behalf. Except as required by law, we undertake no duty to update or revise our forward-looking statements based on changes of internal estimates or expectations or otherwise.

Executive Summary

Helmerich & Payne, Inc. is primarily a contract drilling company with a total fleet of 281 drilling rigs at September 30, 2011. Our contract drilling segments include the U.S. Land segment with 248 rigs, the Offshore segment with nine offshore platform rigs and the International Land segment with 24 rigs at September 30, 2011. Notwithstanding the uncertainty related to the global economy and its potential impact on future energy prices, drilling activity continued to expand in 2011. As U.S. land industry rig counts approached 2008 peak heights at the end of fiscal 2011, our U.S. Land segment activity increased to record levels. At September 30, 2011, we had 224 active rigs in the U.S. land market, as compared to 185 active rigs at the same time during the prior year. This expansion was mostly attributable to the construction and delivery during 2011 of new FlexRigs, all with fixed multi-year contracts. As we move into 2012, we expect to continue this growth at a cadence of four new FlexRigs per month. Our Offshore segment remained stable in 2011. While our International Land segment experienced decreased operating income in 2011, we believe there is long-term growth potential as international markets recover and the unconventional shale plays spread world-wide.

Drilling today involves more complex well designs directed at oil and liquids rich shale plays. We believe we offer high efficiency rigs with technology that allows our customers to achieve lower total well costs while also providing safety and reduced environmental impact.

As further discussed in Note 2 of the Consolidated Financial Statements, our Venezuelan subsidiary was classified as discontinued operations on June 30, 2010, after the seizure of our drilling assets in that country by the Venezuelan government. The subsidiary was previously classified as an operating segment within our International Land segment. Accordingly, we reclassified the financial statements and related disclosures for all periods presented other than fiscal 2010 and 2011. These reclassifications had no impact on net income, total assets or total shareholders' equity. Unless otherwise indicated, the following discussion pertains only to our continuing operations. All historical statements and statistical data in the following discussion have been restated to exclude discontinued operations. Unless otherwise indicated, references to 2011, 2010 and 2009 in the following discussion are referring to our fiscal year 2011, 2010 and 2009.

Results of Operations

All per share amounts included in the Results of Operations discussion are stated on a diluted basis. Our net income for 2011 was $434.2 million ($3.99 per share), compared with $156.3 million ($1.45 per share) for 2010 and $353.5 million ($3.31 per share) for 2009. Included in our net income for 2011 was an after-tax gain from the sale of an investment in a limited partnership of $0.6 million ($0.01 per share). Net income also includes after-tax gains from the sale of assets of $8.8 million ($0.08 per share) in 2011, $3.3 million ($0.03 per share) in 2010 and $3.4 million ($0.03 per share) in 2009. Included in net income in 2009 is an after-tax gain of $0.3 million from involuntary conversion of long-lived assets that sustained significant damage as a result of Hurricane Katrina in 2005. Also included in net income is our portion of income from an equity affiliate, Atwood Oceanics, Inc. ("Atwood"), of $0.09 per share in 2009. Effective April 1, 2009, we determined we no longer had the ability to exercise significant influence over operating and financial policies at Atwood and discontinued accounting for Atwood using the equity method. Since April 1, 2009, the investment in Atwood has been recorded at fair value with changes included as a component of other comprehensive income.

Consolidated operating revenues were $2,543.9 million in 2011, $1,875.2 million in 2010 and $1,843.7 million in 2009. In 2011 and 2010, customers increased spending for exploration and development drilling, recovering from the declines in oil and natural gas prices and uncertainties in the capital markets that existed in 2009. As a result, our U.S. land rig utilization was 86 percent in 2011, 73 percent in 2010 and 68 percent in 2009. The average number of U.S. land rigs available was 237 rigs in 2011, 207 rigs in 2010 and 194 rigs in 2009. Revenue in the Offshore segment remained steady in 2011, 2010 and 2009. Rig utilization for offshore rigs was 77 percent in 2011, compared to 80 percent in 2010 and 89 percent in 2009. Revenue in the International Land segment decreased in 2011, after increasing in 2010 from 2009, due to a decline in available rigs. Rig utilization in our International Land segment was 70 percent in 2011, 71 percent in 2010 and 70 percent in 2009.

In 2011, we had a $0.9 million gain from the sale of investment securities. We did not sell any investment securities in 2010 or 2009.

Interest and dividend income was $2.0 million, $1.8 million and $2.8 million in 2011, 2010 and 2009, respectively.

Direct operating costs in 2011 were $1,432.6 million or 56 percent of operating revenues, compared with $1,072.0 million or 57 percent of operating revenues in 2010 and $944.8 million or 51 percent of operating revenues in 2009.

Depreciation expense was $315.5 million in 2011, $262.7 million in 2010 and $227.5 million in 2009. Included in depreciation are abandonments of equipment of $4.9 million in 2011, $4.2 million in 2010 and $5.3 million in 2009. Depreciation expense, exclusive of the abandonments, increased over the three-year period as we placed into service 36 new rigs in 2011, 23 in 2010 and 25 in 2009. Depreciation expense in 2012 is expected to increase from 2011 from new rigs placed into service during 2011 and additional rigs placed into service during 2012. (See Liquidity and Capital Resources.)

As conditions warrant, management performs an analysis of the industry market conditions impacting its long-lived assets in each drilling segment. Based on this analysis, management determines if any impairment is required. In 2011, 2010 and 2009, no impairment was recorded.

General and administrative expenses totaled $91.5 million in 2011, $81.5 million in 2010 and $58.8 million in 2009. The $10.0 million increase in 2011 from 2010 is due to higher salaries and bonuses, primarily due to an increase in the number of employees, and increased benefit costs of approximately $7.3 million and an increase of $6.4 million primarily attributable to higher corporate overhead associated with supporting continuing growth of our drilling business.

These increases are partially offset by a decrease in our stock-based compensation expense of $3.7 million. In 2010, a change was made to our 2005 Long-Term Incentive Plan whereby amendments were made for continued vesting of restricted stock and stock options effective upon a participant becoming retirement eligible. As a result, additional compensation cost was incurred only in 2010.

Interest expense was $17.4 million in 2011, $17.2 million in 2010 and $13.6 million in 2009. Interest expense is primarily attributable to the fixed-rate debt outstanding. Interest expense increased in 2011 from 2010 primarily due to increases in interest related to uncertain tax positions offset with an increase in capitalized interest. Capitalized interest was $8.2 million, $6.4 million and $6.6 million in 2011, 2010 and 2009, respectively. All of the capitalized interest is attributable to our rig construction program.

The provision for income taxes totaled $252.4 million in 2011, $152.2 million in 2010 and $227.9 million in 2009. The effective income tax rate increased to 37 percent in 2011 from 35 percent in 2010 and decreased from 38 percent in 2009. Deferred income taxes are provided for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. Recoverability of any tax assets are evaluated and necessary allowances are provided. The carrying value of the net deferred tax assets is based on management's judgments using certain estimates and assumptions that we will be able to generate sufficient future taxable income in certain tax jurisdictions to realize the benefits of such assets. If these estimates and related assumptions change in the future, additional valuation allowances may be recorded against the deferred tax assets resulting in additional income tax expense in the future. (See Note 4 of the Consolidated Financial Statements for additional income tax disclosures.)

During 2011, 2010 and 2009, we incurred $15.8 million, $12.3 million and $9.7 million, respectively, of research and development expenses related to ongoing development of the rotary steerable system tools. We anticipate research and development expenses to continue during 2012.

Pursuant to the satisfaction of a performance milestone, we paid $4.0 million during the first fiscal quarter of 2011 that was accounted for as goodwill. The payment is shown as an investing activity in the Consolidated Statements of Cash Flows.

In 2011, 2010 and 2009, we had a net loss from discontinued operations of $0.5 million, $129.8 million and $27.0 million, respectively. Our Venezuelan drilling business, including eleven rigs and associated real and personal property, was seized by the Venezuelan government on June 30, 2010. As a result, we derecognized our Venezuela property and equipment and warehouse inventory and wrote off our accounts receivable, payables and other deferred charges and credits as related future cash inflows and outflows associated with them were no longer expected to occur. Due to the inability of our Venezuelan subsidiary to obtain approval for a dividend to its U.S. based parent, we also impaired cash in an amount equivalent to the dividend request.

Our wholly-owned subsidiaries, Helmerich & Payne International Drilling Co. and Helmerich & Payne de Venezuela, C.A., filed a lawsuit in the United States District Court for the District of Columbia on September 23, 2011 against the Bolivarian Republic of

Venezuela, Petroleos de Venezuela, S.A. and PDVSA Petroleo, S.A. Our subsidiaries seek damages for the taking of their Venezuelan drilling business in violation of international law and for breach of contract. Additionally, we are participating in two arbitrations against third parties not affiliated with the Venezuelan government, Petroleo or PDVSA in an attempt to collect an aggregate $75 million relating to the seizure of our property in Venezuela. While there exists the possibility of realizing a recovery, we are currently unable to determine the timing or amounts we may receive, if any, or the likelihood of recovery. No gain contingencies are recognized in our Consolidated Financial Statements.

The following tables summarize operations by reportable operating segment.

Comparison of the years ended September 30, 2011 and 2010

	2011	2010	% Change

U.S. LAND OPERATIONS	(in thousands, except operating statistics)
Operating revenues	$2,100,508	$1,412,495	48.7%
Direct operating expenses	1,119,700	772,766	44.9
General and administrative expense	25,066	23,799	5.3
Depreciation	264,127	211,652	24.8

Segment operating income	$ 691,615	$ 404,278	71.1

Operating Statistics:
Revenue days	73,905	55,051	34.2%
Average rig revenue per day	$ 25,809	$ 23,909	7.9
Average rig expense per day	$ 12,538	$ 12,288	2.0
Average rig margin per day	$ 13,271	$ 11,621	14.2
Number of rigs at end of period	248	220	12.7
Rig utilization	86%	73%	17.8

Operating statistics for per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses of $193,093 and $96,304 for 2011 and 2010, respectively.
Rig utilization excludes one FlexRig completed and ready for delivery at September 30, 2010.

Operating income in the U.S. Land segment increased to $691.6 million in 2011 from $404.3 million in 2010. Included in U.S. land revenues for 2011 and 2010 is approximately $5.4 million and $41.2 million, respectively, from early termination revenue and revenue from customers that requested delivery delays for new FlexRigs. Excluding early termination related revenue and customer requested delivery delay revenue for new FlexRigs, the average revenue per day for 2011 increased by $2,574 to $25,735 from $23,161 in 2010, primarily attributable to increases in dayrates in 2011 compared to 2010.

Direct operating expenses increased 44.9 percent in 2011 from 2010; however, the expense as a percentage of revenue decreased to 53 percent in 2011 from 55 percent in 2010. The average rig expense per day increased by only $250 during 2011.

Rig utilization increased to 86 percent in 2011 from 73 percent in 2010. The total number of rigs at September 30, 2011 was 248 compared to 220 rigs at September 30, 2010. The net increase is due to 35 new FlexRigs having been completed and placed into service, five transferred from the International Land segment, one transferred to the International Land segment, four sold and seven older mechanical highly mobile rigs removed from service. Subsequent to September 30, 2011, we sold two conventional rigs.

Depreciation includes charges for abandoned equipment of $3.8 million and $3.5 million in 2011 and 2010, respectively. Excluding the abandonment amounts, depreciation in 2011 increased 25 percent from 2010 due to the increase in available rigs.

We expect to complete and deliver approximately four rigs per month through the end of fiscal 2012. Like those completed in fiscal 2011, each of these new rigs is committed to work for an exploration and production company under a fixed multi-year term contract, performing drilling services on a daywork contract basis. As a result of the new FlexRigs added in fiscal 2011 and additional rigs scheduled for completion in fiscal 2012, we anticipate depreciation expense to continue to increase in fiscal 2012.

At September 30, 2011, 224 out of 248 existing rigs in the U.S. Land segment were generating revenue. Of the 224 rigs generating revenue, 149 were under fixed-term contracts, and 75 were working in the spot market. At November 17, 2011, the number of existing rigs under fixed-term contracts in the segment was 147 and the number of rigs working in the spot market increased to 81.

Comparison of the years ended September 30, 2011 and 2010

	2011	2010	% Change
OFFSHORE OPERATIONS	(in thousands, except operating statistics)
Operating revenues	$201,417	$202,734	(0.6)%
Direct operating expenses	135,368	131,325	3.1
General and administrative expense	6,074	5,821	4.3
Depreciation	14,684	12,519	17.3

Segment operating income	$ 45,291	$ 53,069	(14.7)

Operating Statistics:
Revenue days	2,544	2,642	(3.7)%
Average rig revenue per day	$ 51,794	$ 47,534	9.0
Average rig expense per day	$ 29,379	$ 24,653	19.2
Average rig margin per day	$ 22,415	$ 22,881	(2.0)
Number of rigs at end of period	9	9	—
Rig utilization	77%	80%	(3.8)

Operating statistics of per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses of $33,718 and $37,594 for 2011 and 2010, respectively. Also excluded are the effects of offshore platform management contracts and currency revaluation expense.

Segment operating income in our Offshore segment declined by 14.7 percent in 2011 from 2010 primarily due to a decrease in revenue days. The decrease in revenue days is primarily due to the temporary stacking of a rig in early fiscal 2011 compared to the same rig working all of 2010.

Our platform rig currently working offshore Trinidad is expected to complete its contract in the first quarter of fiscal 2012. The rig is expected to be shipped back to the U.S. and actively marketed. As a result, the segment could be negatively impacted after the first quarter of fiscal 2012.

Comparison of the years ended September 30, 2011 and 2010

	2011	2010	% Change
INTERNATIONAL LAND OPERATIONS	(in thousands, except operating statistics)
Operating revenues	$226,849	$247,179	(8.2)%
Direct operating expenses	175,728	166,021	5.8
General and administrative expense	3,392	2,949	15.0
Depreciation	28,018	29,938	(6.4)

Segment operating income	$19,711	$48,271	(59.2)

Operating Statistics:
Revenue days	6,406	7,254	(11.7)%
Average rig revenue per day	$31,633	$32,451	(2.5)
Average rig expense per day	$23,416	$21,142	10.8
Average rig margin per day	$8,217	$11,309	(27.3)
Number of rigs at end of period	24	28	(14.3)
Rig utilization	70%	71%	(1.4)

Operating statistics of per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses of $24,207 and $11,779 for 2011 and 2010, respectively. Also excluded are the effects of currency revaluation expense.

The International Land segment had operating income of $19.7 million for 2011 compared to $48.3 million for 2010.

Rig utilization for International land operations decreased to 70 percent in 2011 from 71 percent in 2010. The total number of rigs at September 30, 2011 was 24 compared to 28 rigs at September 30, 2010. The decrease was due to five rigs transferred to the U.S. Land segment and one rig transferred from the U.S. Land segment.

Segment operating income and average margin per day decreased in 2011 compared to 2010 primarily due to labor union interruptions in one country and idle rigs incurring fixed expenses.

During the first quarter of fiscal 2012, a FlexRig will be transferred from the U.S. Land segment with operations expected to begin in the second fiscal quarter.

Comparison of the years ended September 30, 2010 and 2009

	2010	2009	% Change
U.S. LAND OPERATIONS	(in thousands, except operating statistics)
Operating revenues	$1,412,495	$1,441,164	(2.0)%
Direct operating expenses	772,766	663,385	16.5
General and administrative expense	23,799	16,812	41.6
Depreciation	211,652	187,259	13.0

Segment operating income	$404,278	$573,708	(29.5)

Operating Statistics:
Revenue days	55,051	48,055	14.6%
Average rig revenue per day	$23,909	$28,194	(15.2)
Average rig expense per day	$12,288	$12,009	2.3
Average rig margin per day	$11,621	$16,185	(28.2)
Number of rigs at end of period	220	201	9.5
Rig utilization	73%	68%	7.4

Operating statistics for per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses of $96,304 and $86,297 for 2010 and 2009, respectively.
Rig utilization excludes one FlexRig completed and ready for delivery at September 30, 2010. Rig utilization excludes seven FlexRigs completed and ready for delivery at September 30, 2009.

Operating income in the U.S. Land segment decreased to $404.3 million in 2010 from $573.7 million in 2009. Included in U.S. land revenues for 2010 and 2009 was approximately $41.2 million and $169.4 million, respectively, from early termination revenue and revenue from customers that requested delivery delays for new FlexRigs. Excluding early termination related revenue and customer requested delivery delay revenue for new FlexRigs, the average revenue per day for 2010 decreased by $1,509 to $23,161 from $24,670 in 2009, as a result of lower average dayrates in 2010 compared to 2009.

Direct operating expenses increased 17 percent in 2010 from 2009, and the expense as a percentage of revenue increased to 55 percent in 2010 from 46 percent in 2009. However, the average rig expense per day increased by only $279 during 2010, primarily as a result of costs incurred to reactivate idle rigs.

Rig utilization increased to 73 percent in 2010 from 68 percent in 2009. The total number of rigs at September 30, 2010 was 220 compared to 201 rigs at September 30, 2009. The net increase was due to 14 new FlexRigs completed and placed into service, one transferred to the International Land segment with a customer commitment, and six transferred from the International Land segment.

Depreciation includes charges for abandoned equipment of $3.5 million and $4.9 million in 2010 and 2009, respectively. Excluding the abandonment amounts, depreciation in 2010 increased 14 percent from 2009 due to the increase in available rigs.

Comparison of the years ended September 30, 2010 and 2009

	2010	2009	% Change
OFFSHORE OPERATIONS	(in thousands, except operating statistics)
Operating revenues	$202,734	$204,702	(1.0)%
Direct operating expenses	131,325	133,442	(1.6)
General and administrative expense	5,821	4,095	42.1
Depreciation	12,519	11,872	5.4

Segment operating income	$53,069	$55,293	(4.0)

Operating Statistics:
Revenue days	2,642	2,938	(10.1)%
Average rig revenue per day	$47,534	$48,677	(2.3)
Average rig expense per day	$24,653	$27,373	(9.9)
Average rig margin per day	$22,881	$21,304	7.4
Number of rigs at end of period	9	9	—
Rig utilization	80%	89%	(10.1)

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

Rig utilization for International land operations increased to 71 percent in 2010 from 70 percent in 2009. The total number of rigs at September 30, 2010 was 28 compared to 33 rigs at September 30, 2009. The decrease was due to six rigs transferring to the U.S. Land segment and one rig transferring to the International Land segment. Five of the six rigs had been in the International Land segment for prospective bidding purposes and came back to the U.S. under contract. The rig transferred to the International Land segment was in transit to a customer location at September 30, 2010. Two FlexRigs completed in 2009 and one FlexRig completed in 2008 were placed into service during 2010.

Direct operating expenses increased primarily due to an increase in activity. However, the average rig expense per day decreased in 2010 from 2009 as revenue days increased and labor and stacking expenses related to rigs that became idle were reduced.

LIQUIDITY AND CAPITAL RESOURCES

Our capital spending was $694.3 million in 2011, $329.6 million in 2010 and $876.8 million in 2009. Net cash provided from operating activities was $977.6 million in 2011, $462.3 million in 2010 and $895.9 million in 2009. Our 2012 capital spending level will be primarily driven by our new build construction program as it adapts to market demand for incremental FlexRigs during the year. Given the number of customer commitments that we already have for new FlexRigs to be completed in 2012, and the level of rig component orders that are required to ensure our ability to effectively respond to additional new FlexRig demand, our current capital spending estimate for 2012 is approximately $1.1 billion.

Historically, we have financed operations primarily through internally generated cash flows. In periods when internally generated cash flows are not sufficient to meet liquidity needs, we will either borrow from available credit sources or, if market conditions are favorable, sell portfolio securities. Likewise, if we are generating excess cash flows, we may invest in short-term investments. A $12.5 million short-term investment purchased in 2009 matured in 2010.

We manage a portfolio of marketable securities that, at the close of fiscal 2011, had a fair value of $348.5 million. Our investments in Atwood and Schlumberger, Ltd. made up 95 percent of the portfolio's fair value on September 30, 2011. The value of the portfolio is subject to fluctuation in the market and may vary considerably over time. Excluding our investments in limited partnerships carried at cost, the portfolio is recorded at fair value on our balance sheet.

We generated cash proceeds from the sale of an investment in a limited partnership of $3.9 million in 2011. We did not sell any portfolio securities in 2010 or 2009.

Our proceeds from asset sales totaled $26.8 million in 2011, $7.9 million in 2010 and $8.1 million in 2009. Income from asset sales in 2011 totaled $13.9 million which includes the sale of four rigs. These four rigs were idle at the time of the sales and had been classified as held for sale in the Consolidated Balance Sheet. In each year we also had sales of old or damaged rig equipment and drill pipe used in the ordinary course of business.

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

We have an agreement with a multi-bank syndicate for a five-year, $400 million senior unsecured credit facility expiring December 2011. We have the option to borrow at the prime rate for maturities of less than 30 days but all of the borrowings have accrued interest at a spread over the London Interbank Bank Offered Rate ("LIBOR"). We pay a commitment fee based on the unused balance of the facility. The spread over LIBOR and the commitment fee are determined according to a scale based on the ratio of our total debt to total capitalization. The LIBOR spread ranges from .30 percent to .45 percent depending on the ratio. Based on the ratio at the close of the 2011 fiscal year, the LIBOR spread on borrowings was .35 percent and the commitment fee was .075 percent per annum. At September 30, 2011, we had two letters of credit totaling $21.9 million under the facility and had no borrowings with $378.1 million remaining available to borrow. Subsequent to September 30, 2011, we funded two collateral trusts and terminated both letters of credit. Financial covenants in the facility require that we maintain a funded leverage ratio (as defined) of less than 50 percent and an interest coverage ratio (as defined) of not less than 3.00 to 1.00. The Company does not anticipate that it will require additional financing in the near future and therefore the $400 million senior unsecured facility may be allowed to expire at maturity.

The applicable agreements for all of the unsecured debt described above contain additional terms, conditions and restrictions that we believe are usual and customary in unsecured debt arrangements for companies that are similar in size and credit quality. At September 30, 2011, we were in compliance with all debt covenants.

At September 30, 2011, we had 158 existing rigs with contracts under fixed terms with original term durations ranging from six months to seven years, with some expiring in fiscal 2012. The contracts provide for termination at the election of the customer, with an early termination payment to be paid if a contract is terminated prior to the expiration of the fixed term. While most of our customers are primarily major oil companies and large independent oil companies, a risk exists that a customer, especially a smaller independent oil company, may become unable to meet its obligations and may exercise its early termination election in the future and not be able to pay the early termination fee. Although not expected at this time, our future revenue and operating results could be negatively impacted if this were to happen.

Our operating cash requirements, scheduled debt repayments and estimated capital expenditures, including our rig construction program, for fiscal 2012 is expected to be funded through current cash, cash provided from operating activities, funds available under any new credit facility and, possibly, sales of available-for-sale securities.

The current ratio was 2.3 at September 30, 2011 and 2.9 at September 30, 2010. The long-term debt to total capitalization ratio, including the current portion of long-term debt, was 10 percent at September 30, 2011 compared to 11 percent at September 30, 2010.

During 2011, we paid dividends of $0.25 per share, or a total of $26.7 million, representing the 39th consecutive year of dividend increases.

STOCK PORTFOLIO HELD

September 30, 2011	Number of Shares	Cost Basis	Market Value
	(in thousands, except share amounts)
Atwood Oceanics, Inc.	8,000,000	$121,498	$274,880
Schlumberger, Ltd.	967,500	7,685	57,789
Other		9,350	15,817

Total		$138,533	$348,486

Material Commitments

We have no off balance sheet arrangements other than operating leases discussed below. Our contractual obligations as of September 30, 2011, are summarized in the table below in thousands:

	Payments due by year

Contractual Obligations	Total	2012	2013	2014	2015	2016	After 2016

Long-term debt and estimated interest (a)	$403,431	$136,291	$54,206	$126,563	$44,405	$41,966	$ —
Operating leases (b)	23,853	5,979	4,557	2,524	2,343	1,961	6,489
Purchase obligations (b)	361,290	361,290	—	—	—	—	—

Total contractual obligations	$788,574	$503,560	$58,763	$129,087	$46,748	$43,927	$6,489

(a)    Interest on fixed-rate debt was estimated based on principal maturities. See Note 3 "Debt" to our Consolidated Financial Statements.
(b)    See Note 14 "Commitments and Contingencies" to our Consolidated Financial Statements.

The above table does not include obligations for our pension plan or amounts recorded for uncertain tax positions.

In 2011, we contributed $11.3 million to the pension plan. Based on current information available from plan actuaries, we estimate contributing at least $0.8 million in 2012 to meet the minimum contribution required by law. We expect to make additional contributions in 2012 to fund unexpected distributions in lieu of liquidating pension assets. Future contributions beyond 2012 are difficult to estimate due to multiple variables involved.

At September 30, 2011, we had $12.3 million recorded for uncertain tax positions and related interest and penalties. However, the timing of such payments to the respective taxing authorities cannot be estimated at this time. Income taxes are more fully described in Note 4 to the Consolidated Financial Statements.

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

Impairment of Long-lived Assets Management assesses the potential impairment of our long-lived assets whenever events or changes in conditions indicate that the carrying value of an asset may not be recoverable. Changes that could prompt such an assessment may include equipment obsolescence, changes in the market demand for a specific asset, periods of relatively low rig utilization, declining revenue per day, declining cash margin per day, completion of specific contracts and/or overall changes in general market conditions. If a review of the long-lived assets indicates that the carrying value of certain of these assets is more than the estimated undiscounted future cash flows, an impairment charge is made to adjust the carrying value to the estimated fair market value of the asset. The fair value of drilling rigs is determined based upon estimated discounted future cash flows or estimated fair market value, if available. Cash flows are estimated by management considering factors such as prospective market demand, recent changes in rig technology and its effect on each rig's marketability, any cash investment required to make a rig marketable, suitability of rig size and makeup to existing platforms, and competitive dynamics due to lower industry utilization. Use of different assumptions could result in an impairment charge different from that reported.

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

Self-Insurance Accruals We self-insure a significant portion of expected losses relating to worker's compensation, general liability, employer's liability and auto liabilities. Generally, deductibles are $1 million or $2 million per occurrence depending on whether a claim occurs outside or inside of the United States. Insurance is purchased over deductibles to reduce our exposure to catastrophic events. Estimates for incurred outstanding liabilities for worker's compensation, general liability claims and for claims that are incurred but not reported are recorded. Estimates are based on historic experience and statistical methods that we believe are reliable. Nonetheless, insurance estimates include certain assumptions and management judgments regarding the frequency and severity of claims, claim development and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense that would be reported under these programs.

Our wholly-owned captive insurance company, White Eagle Assurance Company, provides a portion of our physical damage insurance for company-owned drilling rigs and reinsures international casualty deductibles and a stop-loss on our self-insured health plan. With the exception of "named windstorm" risk in the Gulf of Mexico, we insure rig and related equipment at values that approximate the current replacement cost on the inception date of the policy. We self-insure a $1 million per occurrence deductible, as well as 10 percent of the estimated replacement cost of offshore rigs and 30 percent of the estimated replacement cost for land rigs and equipment. We have two insurance policies covering seven offshore platform rigs for "named windstorm" risk in the Gulf of Mexico. The first policy covers four rigs and has a $55 million aggregate insurance limit over a $20 million deductible. We have been indemnified by a customer for $17 million of this deductible. The second policy covers three rigs and has a $40 million aggregate limit and a $3.5 million deductible. We maintain certain other insurance coverage with deductibles as high as $5 million. Excess insurance is purchased over these coverage amounts to limit our exposure to catastrophic claims, but there can be no assurance that such coverage will respond or be adequate in all circumstances. Retained losses are estimated and accrued based upon our estimates of the aggregate liability for claims incurred and, using adjuster's estimates, our historical loss experience or estimation methods that are believed to be reliable. Nonetheless, insurance estimates include certain assumptions and management judgments regarding the frequency and severity of claims, claim development and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense and related liabilities. We self insure a number of other risks including loss of earnings and business interruption.

Pension Costs and Obligations Our pension benefit costs and obligations are dependent on various actuarial assumptions. We make assumptions relating to discount rates and expected return on plan assets. Our discount rate is determined by matching projected cash distributions with the appropriate corporate bond yields in a yield curve analysis. The discount rate was lowered from 4.48 percent to 4.33 percent as of September 30, 2011 to reflect changes in the market conditions for high-quality fixed-income investments. The expected return on plan assets is determined based on historical portfolio results and future expectations of rates of return. Actual results that differ from estimated assumptions are accumulated and amortized over the estimated future working life of the plan participants and could therefore affect the expense recognized and obligations in future periods. As of September 30, 2006, the Pension Plan was frozen and benefit accruals were discontinued. As a result, the rate of compensation increase assumption has been eliminated from future periods. We anticipate pension expense to be approximately $2.7 million in 2012 which is comparable to 2011.

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

The fair value of restricted stock is determined based on the average of the high and low price of our common stock on the date of grant. We amortize the fair value of restricted stock awards to compensation expense on a straight-line basis over the vesting period. At September 30, 2011, unrecognized compensation cost related to unvested restricted stock was $7.9 million. The cost is expected to be recognized over a weighted-average period of 2.2 years.

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

NEW ACCOUNTING STANDARDS

On October 1, 2010, we adopted Accounting Standards Update ("ASU") No. 2009-13, Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force (Topic 605), which amended the revenue guidance under ASC 605. The adoption had no impact on our Consolidated Financial Statements.

On September 15, 2011, the Financial Accounting Standards Board ("FASB") issued ASU No. 2011-08, Intangibles—Goodwill and Other (ASC Topic 350): Testing Goodwill for Impairment. ASU No. 2011-08 modifies the impairment test for goodwill and indefinite lived intangibles so that it is no longer required to calculate the fair value of a reporting unit unless the Company believes, based on qualitative factors, it is more likely than not that the reporting unit's or indefinite lived intangible asset's fair value is less than the carrying value. ASU No. 2011-08 is effective for fiscal years that begin after December 15, 2011, with early adoption allowed. We elected to early adopt ASU No. 2011-08 effective September 15, 2011, with no impact on the Consolidated Financial Statements.

On January 21, 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements. The disclosure requirements requiring reporting entities to provide information about movements of assets among Levels 1 and 2 of the three-tier fair value hierarchy were adopted on December 15, 2009 with no impact on the Consolidated Financial Statements. Effective for fiscal years beginning after December 15, 2010, a reconciliation of purchases, sales, issuance, and settlements of financial instruments valued with a Level 3 method, which is used to price the hardest to value instruments, will be required. We currently believe the adoption related to Level 3 financial instruments will have no impact on the Consolidated Financial Statements.

On May 12, 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU No. 2011-04 is intended to create consistency between U.S. GAAP and International Financial Reporting Standards ("IFRS") on the definition of fair value and on the guidance on how to measure fair value and on what to disclose about fair value measurements. ASU No. 2011-04 will be effective for financial statements issued for fiscal periods beginning after December 15, 2011, with early adoption prohibited for public entities. We do not expect the adoption of these provisions to have a material impact on the Consolidated Financial Statements.

On June 16, 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU No. 2011-05 was issued to increase the prominence of other comprehensive income ("OCI") in financial statements. The guidance provides two options for presenting OCI. An OCI statement can be included with the net income statement, which together will make a statement of total comprehensive income. Alternatively, an OCI statement can be separate from a net income statement but the two statements will have to appear consecutively within a financial report. ASU No. 2011-05 will be applied retrospectively and is effective for fiscal periods beginning after December 15, 2011 with early adoption permitted. We are currently evaluating the method of presentation and the timing of adoption but the adoption will have no impact on the Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Rate Risk We have operations in several South American countries, Trinidad, Africa and the Middle East. With the exception of Argentina, our exposure to currency valuation losses is usually immaterial due to the fact that virtually all invoice billings and receipts in other countries are in U.S. dollars. The exchange rate between the U.S. dollar and the Argentine peso stayed within a narrow range for seven years and then devalued 27 percent during 2009, resulting in the recording of a $2.2 million currency loss. In 2010, a devaluation loss of $0.8 million was recorded from a 2.6 percent devaluation of the Argentine peso to the U.S. dollar. In 2011, a devaluation loss of $0.4 million was recorded from a 6.3 percent devaluation of the Argentine peso to the U.S. dollar.

We are not operating in any country that is currently considered highly inflationary, which is defined as cumulative inflation rates exceeding 100 percent in the most recent three-year period. All of our foreign operations use the U.S. dollar as the functional currency and local currency monetary assets and liabilities are remeasured into U.S. dollars with gains and losses resulting from foreign currency transactions included in current results of operations. As such, if a foreign economy is considered highly inflationary, there would be no impact on the Consolidated Financial Statements.

Commodity Price Risk The demand for contract drilling services is a result of exploration and production companies spending money to explore and develop drilling prospects in search of crude oil and natural gas. Their appetite for such spending is driven by their cash flow and financial strength, which is very dependent on, among other things, crude oil and natural gas commodity prices. Crude oil prices are determined by a number of factors including supply and demand, worldwide economic conditions and geopolitical factors. Crude oil and natural gas prices have been volatile and very difficult to predict. While current energy prices are important contributors to positive cash flow for customers, expectations about future prices and price volatility are generally more important for determining future spending levels. This volatility can lead many exploration and production companies to base their capital spending on much more conservative estimates of commodity prices. As a result, demand for contract drilling services is not always purely a function of the movement of commodity prices.

In addition, customers may finance their exploration activities through cash flow from operations, the incurrence of debt or the issuance of equity. Any deterioration in the credit and capital markets, as experienced in 2008 and 2009, can make it difficult for customers to obtain funding for their capital needs. A reduction of cash flow resulting from declines in commodity prices or a reduction of available financing may result in a reduction in customer spending and the demand for drilling services. This reduction in spending could have a material adverse effect on our business, financial results or operations.

We attempt to secure favorable prices through advanced ordering and purchasing for drilling rig components. While these materials have generally been available at acceptable prices, there is no assurance the prices will not vary significantly in the future. Any fluctuations in market conditions causing increased prices in materials and supplies could have a material adverse effect on future operating costs.

Interest Rate Risk Our interest rate risk exposure results primarily from short-term rates, mainly LIBOR-based, on borrowings from our commercial banks. Because all of our debt at September 30, 2011 has fixed-rate interest obligations, there is no current risk due to interest rate fluctuation.

The following tables provide information as of September 30, 2011 and 2010 about our interest rate risk sensitive instruments:

INTEREST RATE RISK AS OF SEPTEMBER 30, 2011 (dollars in thousands)

	2012	2013	2014	2015	2016	After 2016	Total	Fair Value 9/30/11
Fixed-Rate Debt	$115,000	$40,000	$115,000	$40,000	$40,000	$—	$350,000	$376,882
Average Interest Rate	6.4%	6.1%	6.5%	6.1%	6.1%	—%	6.3%
Variable Rate Debt	$ —	$ —	$ —	$ —	$ —	$—	$ —	$ —
Average Interest Rate

INTEREST RATE RISK AS OF SEPTEMBER 30, 2010 (dollars in thousands)

	2011	2012	2013	2014	2015	After 2015	Total		Fair Value 9/30/10
Fixed-Rate Debt	$ —	$115,000	$40,000	$115,000	$40,000	$40,000	$350,000		$382,852
Average Interest Rate	—	6.4%	6.1%	6.5%	6.1%	6.1%	6.3%
Variable Rate Debt	$ —	$ 10,000	$ —	$ —	$ —	$ —	$ 10,000		$ 10,000
Average Interest Rate (a)							(a	)

(a)  Advances bear interest rate of .61%

Equity Price Risk On September 30, 2011, we had a portfolio of securities with a total fair value of $348.5 million. The total fair value of the portfolio of securities was $325.7 million at September 30, 2010. Our investments in Atwood and Schlumberger, Ltd. made up 95 percent of the portfolio's fair value at September 30, 2011. We make no specific plans to sell securities, but rather sell securities based on market conditions and other circumstances. These securities are subject to a wide variety and number of market-related risks that could substantially reduce or increase the fair value of our holdings. Except for our investments in limited partnerships carried at cost, the portfolio is recorded at fair value on the balance sheet with changes in unrealized after-tax value reflected in the equity section of the balance sheet. At November 17, 2011, the total fair value of the portfolio of securities had increased to approximately $431.2 million with an estimated after-tax value of $278.3 million. Currently, the fair value exceeds the cost of the investments. We continually monitor the fair value of the investments but are unable to predict future market volatility and any potential impact to the Consolidated Financial Statements.

Report of Independent
Registered Public Accounting Firm

The Board of Directors and Shareholders
Helmerich & Payne, Inc.

We have audited the accompanying consolidated balance sheets of Helmerich & Payne, Inc. as of September 30, 2011 and 2010, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Helmerich & Payne, Inc. at September 30, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Helmerich & Payne Inc.'s internal control over financial reporting as of September 30, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 23, 2011 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Tulsa, Oklahoma
November 23, 2011

Consolidated Statements of Income

Years Ended September 30,	2011	2010	2009

	(in thousands, except per share amounts)
OPERATING REVENUES
Drilling – U.S. Land	$2,100,508	$1,412,495	$1,441,164
Drilling – Offshore	201,417	202,734	204,702
Drilling – International Land	226,849	247,179	187,099
Other	15,120	12,754	10,775

	2,543,894	1,875,162	1,843,740

OPERATING COSTS AND EXPENSES
Operating costs, excluding depreciation	1,432,602	1,071,959	944,780
Depreciation	315,468	262,658	227,535
Research and development	15,764	12,262	9,671
General and administrative	91,452	81,479	58,822
Gain from involuntary conversion of long-lived assets	—	—	(541)
Income from asset sales	(13,903)	(4,992)	(5,402)

	1,841,383	1,423,366	1,234,865

Operating income from continuing operations	702,511	451,796	608,875

Other income (expense)
Interest and dividend income	1,951	1,811	2,755
Interest expense	(17,355)	(17,158)	(13,590)
Gain on sale of investment securities	913	—	—
Other	(953)	1,787	245

	(15,444)	(13,560)	(10,590)

Income from continuing operations before income taxes and equity in income of affiliate	687,067	438,236	598,285
Income tax provision	252,399	152,155	227,850
Equity in income of affiliate net of income taxes	—	—	10,111

Income from continuing operations	434,668	286,081	380,546
Loss from discontinued operations before income taxes	(487)	(125,944)	(22,470)
Income tax provision (benefit)	(5)	3,825	4,531

Loss from discontinued operations	(482)	(129,769)	(27,001)

NET INCOME	$434,186	$156,312	$353,545

Basic earnings per common share:
Income from continuing operations	$4.06	$2.70	$3.61
Loss from discontinued operations	$—	$(1.23)	$(0.26)

Net income	$4.06	$1.47	$3.35

Diluted earnings per common share:
Income from continuing operations	$3.99	$2.66	$3.56
Loss from discontinued operations	$—	$(1.21)	$(0.25)

Net income	$3.99	$1.45	$3.31

Weighted average shares outstanding (in thousands):
Basic	106,643	105,711	105,364
Diluted	108,632	107,404	106,608

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets

ASSETS

September 30,	2011	2010
	(in thousands)
CURRENT ASSETS:

Cash and cash equivalents	$364,246	$63,020
Accounts receivable, less reserve of $776 in 2011 and $830 in 2010	460,540	457,659
Inventories	54,407	43,402
Deferred income taxes	19,855	14,282
Prepaid expenses and other	49,736	64,171
Current assets of discontinued operations	7,529	10,270

Total current assets	956,313	652,804

INVESTMENTS	347,924	320,712

PROPERTY, PLANT AND EQUIPMENT, at cost:

Contract drilling equipment	4,834,985	4,285,277
Construction in progress	232,703	154,595
Real estate properties	61,476	61,735
Other	211,897	182,087

	5,341,061	4,683,694
Less – Accumulated depreciation	1,663,991	1,408,674

Net property, plant and equipment	3,677,070	3,275,020

NONCURRENT ASSETS:

Other assets	22,584	16,834

TOTAL ASSETS	$5,003,891	$4,265,370

The accompanying notes are an integral part of these statements.

LIABILITIES AND SHAREHOLDERS' EQUITY

September 30,	2011	2010
	(in thousands, except share data and per share amounts)
CURRENT LIABILITIES:

Accounts payable	$103,852	$80,534
Accrued liabilities	192,898	144,112
Long-term debt due within one year	115,000	—
Current liabilities of discontinued operations	4,979	7,992

Total current liabilities	416,729	232,638

NONCURRENT LIABILITIES:

Long-term debt	235,000	360,000
Deferred income taxes	975,280	771,383
Other	104,285	91,606
Noncurrent liabilities of discontinued operations	2,550	2,278

Total noncurrent liabilities	1,317,115	1,225,267

SHAREHOLDERS' EQUITY:

Common stock, $.10 par value, 160,000,000 shares authorized, 107,243,473 and 107,057,904 shares issued as of September 30, 2011 and 2010, respectively and 107,086,324 and 105,819,161 shares outstanding as of September 30, 2011 and 2010, respectively	10,724	10,706
Preferred stock, no par value, 1,000,000 shares authorized, no shares issued	—	—
Additional paid-in capital	210,909	191,900
Retained earnings	2,954,210	2,547,917
Accumulated other comprehensive income	98,908	84,107

	3,274,751	2,834,630
Less treasury stock, 157,149 shares in 2011 and 1,238,743 shares in 2010, at cost	4,704	27,165

Total shareholders' equity	3,270,047	2,807,465

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$5,003,891	$4,265,370

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

	Common Stock		Additional Paid-In Capital		Accumulated Other Comprehensive Income (Loss)	Treasury Stock
				Retained Earnings
	Shares	Amount				Shares	Amount	Total

	(in thousands, except share and per share amounts)

Balance, September 30, 2008	107,058	$10,706	$169,497	$2,082,518	$38,407	1,835	$(35,654)	$2,265,474
Comprehensive Income:
Net income				353,545				353,545
Other comprehensive loss:
Unrealized gains on available-for-sale securities, net					88,519			88,519
Amortization of net periodic benefit costs – net of actuarial gain					(14,475)			(14,475)

Total other comprehensive gain								74,044

Total comprehensive income								427,589

Capital adjustment of equity investee			174					174
Dividends declared ($.20 per share)				(21,121)				(21,121)
Exercise of stock options			(1,978)			(197)	3,250	1,272
Tax benefit of stock-based awards, including excess tax benefits of $1.2 million			1,273					1,273
Treasury stock issued for vested restricted stock			(1,275)			(66)	1,275	—
Stock-based compensation			8,348					8,348

Balance, September 30, 2009	107,058	10,706	176,039	2,414,942	112,451	1,572	(31,129)	2,683,009
Comprehensive Income:
Net income				156,312				156,312
Other comprehensive loss:
Unrealized losses on available-for-sale securities, net					(22,885)			(22,885)
Amortization of net periodic benefit costs – net of actuarial gain					(5,459)			(5,459)

Total other comprehensive loss								(28,344)

Total comprehensive income								127,968

Dividends declared ($.22 per share)				(23,337)				(23,337)
Exercise of stock options			(2,721)			(263)	2,519	(202)
Tax benefit of stock-based awards, including excess tax benefits of $3.9 million			4,172					4,172
Treasury stock issued for vested restricted stock			(1,445)			(70)	1,445	—
Stock-based compensation			15,855					15,855

Balance, September 30, 2010	107,058	10,706	191,900	2,547,917	84,107	1,239	(27,165)	2,807,465
Comprehensive Income:
Net income				434,186				434,186
Other comprehensive income (loss):
Unrealized gains on available-for-sale securities, net					18,414			18,414
Amortization of net periodic benefit costs – net of actuarial gain					(3,613)			(3,613)

Total other comprehensive income								14,801

Total comprehensive income								448,987

Dividends declared ($.26 per share)				(27,893)				(27,893)
Exercise of stock options	185	18	(3,942)			(948)	19,365	15,441
Tax benefit of stock-based awards, including excess tax benefits of $13.4 million			13,946					13,946
Treasury stock issued for vested restricted stock			(3,096)			(134)	3,096	—
Stock-based compensation			12,101					12,101

Balance, September 30, 2011	107,243	$10,724	$210,909	$2,954,210	$98,908	157	$(4,704)	$3,270,047

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Years Ended September 30,	2011	2010	2009
	(in thousands)
OPERATING ACTIVITIES:
Net income	$434,186	$156,312	$353,545
Adjustment for loss from discontinued operations	482	129,769	27,001

Income from continuing operations	434,668	286,081	380,546
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	315,468	262,658	227,535
Provision for (recovery of) bad debt	106	206	(645)
Equity in income of affiliate before income taxes	—	—	(16,308)
Stock-based compensation	12,101	15,855	8,348
Gain on sale of investment securities	(913)	—	—
Gain from involuntary conversion of long-lived assets	—	—	(541)
Income from asset sales	(13,903)	(4,992)	(5,402)
Deferred income tax expense	187,651	105,691	158,153
Other	—	79	(244)
Change in assets and liabilities:
Accounts receivable	(2,987)	(223,916)	156,863
Inventories	(11,005)	(3,858)	(10,981)
Prepaid expenses and other	12,623	(12,800)	(9,442)
Accounts payable	17,362	16,760	(24,996)
Accrued liabilities	20,483	14,031	2,672
Deferred income taxes	251	2,453	8,234
Other noncurrent liabilities	6,129	8,402	(1,525)

Net cash provided by operating activities from continuing operations	978,034	466,650	872,267
Net cash provided by (used in) operating activities from discontinued operations	(482)	(4,362)	23,672

Net cash provided by operating activities	977,552	462,288	895,939

INVESTING ACTIVITIES:
Capital expenditures	(694,264)	(329,572)	(876,839)
Acquisition of TerraVici Drilling Solutions	(4,000)	—	(16)
Proceeds from asset sales	26,795	7,867	8,069
Insurance proceeds from involuntary conversion	—	—	541
Purchase of short-term investments	—	(16)	(12,500)
Proceeds from sale of investments	3,932	12,516	—

Net cash used in investing activities from continuing operations	(667,537)	(309,205)	(880,745)
Net cash used in investing activities from discontinued operations	—	(55)	(3,284)

Net cash used in investing activities	(667,537)	(309,260)	(884,029)

FINANCING ACTIVITIES:
Decrease in notes payable	—	—	(1,733)
Decrease in long-term debt	—	—	(25,000)
Proceeds from line of credit	10,000	895,000	3,840,000
Payments on line of credit	(20,000)	(1,060,000)	(3,790,000)
Increase (decrease) in bank overdraft	—	(2,038)	2,038
Dividends paid	(26,741)	(22,254)	(21,111)
Exercise of stock options	15,441	(202)	1,272
Excess tax benefit from stock-based compensation	12,511	3,344	1,217

Net cash provided by (used in) financing activities	(8,789)	(186,150)	6,683

Net increase (decrease) in cash and cash equivalents	301,226	(33,122)	18,593
Cash and cash equivalents, beginning of period	63,020	96,142	77,549

Cash and cash equivalents, end of period	$364,246	$63,020	$96,142

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

BASIS OF PRESENTATION

We classified the Venezuelan operation, an operating segment within the International Land segment, as a discontinued operation in the third quarter of fiscal 2010, as more fully described in Note 2. Unless indicated otherwise, the information in the Notes to Consolidated Financial Statements relates only to our continuing operations.

FOREIGN CURRENCIES

The functional currency for all our foreign operations is the U.S. dollar. Nonmonetary assets and liabilities are translated at historical rates and monetary assets and liabilities are translated at exchange rates in effect at the end of the period. Income statement accounts are translated at average rates for the year. Gains and losses from remeasurement of foreign currency financial statements and foreign currency translations into U.S. dollars are included in direct operating costs. Aggregate foreign currency remeasurement and transaction losses included in direct operating costs totaled $1.2 million, $0.5 million and $3.0 million in fiscal 2011, 2010 and 2009, respectively.

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

RECENTLY ADOPTED ACCOUNTING STANDARDS

On October 1, 2010, we adopted Accounting Standards Update ("ASU") No. 2009-13, Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force (Topic 605), which amended the revenue guidance under Accounting Standards Codification ("ASC") 605. The adoption had no impact on the Consolidated Financial Statements.

On September 15, 2011, the Financial Accounting Standards Board ("FASB") issued ASU No. 2011-08, Intangibles—Goodwill and Other (ASC Topic 350): Testing Goodwill for Impairment. ASU No. 2011-08 modifies the impairment test for goodwill and indefinite lived intangibles so that it is no longer required to calculate the fair value of a reporting unit unless the Company believes, based on qualitative factors, it is more likely than not that the reporting unit's or indefinite lived intangible asset's fair value is less than the carrying value. ASU No. 2011-08 is effective for fiscal years that begin after December 15, 2011, with early adoption allowed. We elected to early adopt ASU No. 2011-08 effective September 15, 2011, with no impact on the Consolidated Financial Statements.

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

RESTRICTED CASH AND CASH EQUIVALENTS

We had restricted cash and cash equivalents of $18.0 million and $14.8 million at September 30, 2011 and 2010, respectively. Restricted cash is primarily for the purpose of potential insurance claims in our wholly-owned captive insurance company. Of the total at September 30, 2011, $2.0 million is from the initial capitalization of the captive company and management has elected to restrict an additional $16.0 million. The restricted amounts are primarily invested in short-term money market securities.

The restricted cash and cash equivalents are reflected in the balance sheet as follows:

September 30,	2011	2010
	(in thousands)
Other current assets	$16,015	$12,848
Other assets	$2,000	$2,000

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

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation. Substantially all property, plant and equipment are depreciated using the straight-line method based on the estimated useful lives of the assets (contract drilling equipment, 4-15 years; real estate buildings and equipment, 10-45 years; and other, 2-23 years). Depreciation in the Consolidated Statements of Income includes abandonments of $4.9 million, $4.2 million and $5.3 million for fiscal 2011, 2010 and 2009, respectively. The cost of maintenance and repairs is charged to direct operating cost, while betterments and refurbishments are capitalized.

During the quarter ended September 30, 2011, we made a decision to reclassify two land rigs in the U.S. Land segment previously presented as assets held for sale during fiscal 2011 to property and equipment, due to our intention to utilize such equipment in operations. A third land rig previously presented as held for sale during fiscal 2011 was sold during the fourth quarter. Effective September 30, 2011, we decommissioned seven idle mechanical highly mobile rigs.

We lease office space and equipment for use in operations. Leases are evaluated at inception or at any subsequent material modification and, depending on the lease terms, are classified as either capital leases or operating leases as appropriate under ASC 840, Leases. We do not have significant capital leases.

CAPITALIZATION OF INTEREST

We capitalize interest on major projects during construction. Interest is capitalized based on the average interest rate on related debt. Capitalized interest for fiscal 2011, 2010 and 2009 was $8.2 million, $6.4 million and $6.6 million, respectively.

VALUATION OF LONG-LIVED ASSETS

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Changes that could prompt such an assessment include a significant decline in revenue or cash margin per day, extended periods of low rig utilization, changes in market demand for a specific asset, obsolescence, completion of specific contracts and/or overall general market conditions. If a review of the long-lived assets indicates that the carrying value of certain of these assets is more than the estimated undiscounted future cash flows, an impairment charge is made to adjust the carrying value down to the estimated fair value of the asset. The fair value of drilling rigs is determined based upon estimated discounted future cash flows or estimated fair market value, if available. Cash flows are estimated by management considering factors such as prospective market demand, recent changes in rig technology and its effect on each rig's marketability, any cash investment required to make a rig marketable, suitability of rig size and make up to existing platforms, and competitive dynamics due to lower industry utilization.

SELF INSURANCE ACCRUALS

We have accrued a liability for estimated worker's compensation and other casualty claims incurred. The liability for other benefits to former or inactive employees after employment but before retirement is not material.

DRILLING REVENUES

Contract drilling revenues are comprised of daywork drilling contracts for which the related revenues and expenses are recognized as services are performed and collection is reasonably assured. For certain contracts, we receive payments contractually designated for the mobilization of rigs and other drilling equipment. Mobilization payments received, and direct costs incurred for the mobilization, are deferred and recognized on a straight-line basis over the term of the related drilling contract. Costs incurred to relocate rigs and other drilling equipment to areas in which a contract has not been secured are expensed as incurred. Reimbursements received for out-of-pocket expenses are recorded as revenues and direct costs. Reimbursements for fiscal 2011, 2010 and 2009 were $251.0 million, $145.7 million and $136.3 million, respectively. For contracts that are terminated prior to the specified term, early termination payments received by us are recognized as revenues when all contractual requirements are met.

RENT REVENUES

We enter into leases with tenants in our rental properties consisting primarily of retail and multi-tenant warehouse space. The lease terms of tenants occupying space in the retail centers and warehouse buildings generally range from one to eleven years. Minimum rents are recognized on a straight-line basis over the term of the related leases. Overage and percentage rents are based on tenants' sales volume. Recoveries from tenants for property taxes and operating expenses are recognized in other operating revenues in the Consolidated Statements of Income. Our rent revenues are as follows:

Years Ended September 30,	2011	2010	2009
	(in thousands)

Minimum rents	$8,941	$8,613	$8,803
Overage and percentage rents	$1,135	$1,241	$1,414

At September 30, 2011, minimum future rental income to be received on noncancelable operating leases was as follows:

Fiscal Year	Amount
(in thousands)
2012	$7,156
2013	5,706
2014	4,712
2015	3,696
2016	2,535
Thereafter	7,698

Total	$31,503

Leasehold improvement allowances are capitalized and amortized over the lease term.

At September 30, 2011 and 2010, the cost and accumulated depreciation for real estate properties were as follows:

September 30,	2011	2010
	(in thousands)

Real estate properties	$61,476	$61,735
Accumulated depreciation	(39,665)	(39,030)

	$21,811	$22,705

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

EARNINGS PER SHARE

Basic earnings per share is computed utilizing the two-class method and is calculated based on weighted-average number of common shares outstanding during the periods presented. Diluted earnings per share is computed using the weighted-average number of common and common equivalent shares outstanding during the periods utilizing the two-class method for stock options and nonvested restricted stock.

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

NEW ACCOUNTING STANDARDS

On January 21, 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements. The disclosure requirements requiring reporting entities to provide information about movements of assets among Levels 1 and 2 of the three-tier fair value hierarchy were adopted on December 15, 2009 with no impact on the Consolidated Financial Statements. Effective for fiscal years beginning after December 15, 2010, a reconciliation of purchases, sales, issuance and settlements of financial instruments valued with a Level 3 method, which is used to price the hardest to value instruments, will be required. We currently believe the adoption related to Level 3 financial instruments will have no impact on the Consolidated Financial Statements.

On May 12, 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU No. 2011-04 is intended to create consistency between U.S. GAAP and International Financial Reporting Standards ("IFRS") on the definition of fair value and on the guidance on how to measure fair value and on what to disclose about fair value measurements. ASU No. 2011-04 will be effective for financial statements issued for fiscal periods beginning after December 15, 2011, with early adoption prohibited for public entities. We do not expect the adoption of these provisions to have a material impact on the Consolidated Financial Statements.

On June 16, 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU No. 2011-05 was issued to increase the prominence of other comprehensive income ("OCI") in financial statements. The guidance provides two options for presenting OCI. An OCI statement can be included with the net income statement, which together will make a statement of total comprehensive income. Alternatively, an OCI statement can be separate from a net income statement but the two statements will have to appear consecutively within a financial report. ASU No. 2011-05 will be applied retrospectively and is effective for fiscal periods beginning after December 15, 2011 with early adoption permitted. We are currently evaluating the method of presentation and the timing of adoption but the adoption will have no impact on the Consolidated Financial Statements.

NOTE 2 DISCONTINUED OPERATIONS

On June 30, 2010, the Official Gazette of Venezuela published the Decree of Venezuelan President Hugo Chavez, which authorized the "forceful acquisition" of eleven rigs owned by our Venezuelan subsidiary. The Decree also authorized the seizure of "all the personal and real property and other improvements" used by our Venezuelan subsidiary in its drilling operations. The seizing of our assets became effective June 30, 2010, and met the criteria established for recognition as discontinued operations under accounting standards for presentation of financial statements. Therefore, operations from the Venezuelan subsidiary, an operating segment within the International Land segment, have been classified as discontinued operations in our Consolidated Financial Statements.

As a result of the seizing of our assets in the third quarter of fiscal 2010, we derecognized our Venezuela property and equipment and warehouse inventory and wrote off our accounts receivable, payables and other deferred charges and credits as related future cash inflows and outflows associated with them were no longer expected to occur. Due to the inability of our Venezuelan subsidiary to obtain approval for a dividend to its U.S. based parent, we also impaired cash in an amount equivalent to the dividend request. The remaining cash was classified as restricted cash, a current asset from discontinued operations, to meet remaining in-country current obligations.

Summarized operating results from discontinued operations are as follows:

Years Ended September 30,	2011	2010	2009
	(in thousands)

Revenue	$—	$13,534	$50,298
Loss before income taxes	(487)	(125,944)	(22,470)
Income tax provision (benefit)	(5)	3,825	4,531

Loss from discontinued operations	$(482)	$(129,769)	$(27,001)

Significant categories of assets and liabilities from discontinued operations are as follows:

September 30,	2011	2010
	(in thousands)
Other current assets	$7,529	$10,270

Total assets	$7,529	$10,270

Total current liabilities	$4,979	$7,992
Total noncurrent liabilities	2,550	2,278

Total liabilities	$7,529	$10,270

Liabilities consist of municipal and income taxes payable and social obligations due within the country of Venezuela.

NOTE 3 DEBT

At September 30, 2011 and 2010, we had $235 million and $360 million, respectively, in unsecured long-term debt outstanding at rates and maturities shown in the following table:

	September 30,
	2011	2010
	(in thousands)
Unsecured intermediate debt issued August 15, 2002:
Series C, due August 15, 2012, 6.46%	$75,000	$75,000
Series D, due August 15, 2014, 6.56%	75,000	75,000
Unsecured senior notes issued July 21, 2009:
Due July 21, 2012, 6.10%	40,000	40,000
Due July 21, 2013, 6.10%	40,000	40,000
Due July 21, 2014, 6.10%	40,000	40,000
Due July 21, 2015, 6.10%	40,000	40,000
Due July 21, 2016, 6.10%	40,000	40,000
Unsecured senior credit facility due December 18, 2011, .61%	—	10,000

	$350,000	$360,000
Less long-term debt due within one year	115,000	—

Long-term debt	$235,000	$360,000

The intermediate unsecured debt outstanding at September 30, 2011 matures over a period from August 2012 to August 2014 and carries a weighted-average interest rate of 6.53 percent, which is paid semi-annually. The terms require that we maintain a minimum ratio of debt to total capitalization of less than 55 percent. The debt is held by various entities, including $3 million held by a company affiliated with one of our Board members.

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

We have an agreement with a multi-bank syndicate for a $400 million senior unsecured credit facility maturing December 2011. While we have the option to borrow at the prime rate for maturities of less than 30 days, all the borrowings over the life of the facility have accrued interest at a spread over the London Interbank Bank Offered Rate ("LIBOR"). We pay a commitment fee based on the unused balance of the facility. The spread over LIBOR as well as the commitment fee is determined according to a scale based on a ratio of our total debt to total capitalization. The LIBOR spread ranges from .30 percent to .45 percent depending on the ratio. At September 30, 2011, the LIBOR spread on borrowings was .35 percent and the commitment fee was ..075 percent per annum. At September 30, 2011, we had two letters of credit totaling $21.9 million under the facility and no borrowings against the facility leaving $378.1 million available to borrow. Subsequent to

September 30, 2011, we funded two collateral trusts and terminated both letters of credit. Financial covenants in the facility require we maintain a funded leverage ratio (as defined) of less than 50 percent and an interest coverage ratio (as defined) of not less than 3.00 to 1.00. We do not anticipate that we will require additional financing in the near future and therefore the $400 million senior unsecured facility may be allowed to expire at maturity.

The applicable agreements for all unsecured debt described in this Note 3 contain additional terms, conditions and restrictions that we believe are usual and customary in unsecured debt arrangements for companies that are similar in size and credit quality. At September 30, 2011, we were in compliance with all debt covenants.

At September 30, 2011, aggregate maturities of long-term debt are as follows (in thousands):

Years ending September 30,

2012	$115,000
2013	40,000
2014	115,000
2015	40,000
2016	40,000

$350,000

NOTE 4 INCOME TAXES

The components of the provision for income taxes are as follows:

Years Ended September 30,	2011	2010	2009
	(in thousands)

Current:
Federal	$42,377	$31,312	$45,780
Foreign	14,259	13,215	13,442
State	8,112	1,937	8,889

	64,748	46,464	68,111

Deferred:
Federal	185,076	100,206	148,367
Foreign	(4,117)	7,846	2,865
State	6,692	(2,361)	8,507

	187,651	105,691	159,739

Total provision	$252,399	$152,155	$227,850

The amounts of domestic and foreign income before income taxes and equity in income of affiliate are as follows:

Years Ended September 30,	2011	2010	2009
	(in thousands)
Domestic	$666,073	$389,383	$571,028
Foreign	20,994	48,853	27,257

	$687,067	$438,236	$598,285

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

The components of our net deferred tax liabilities are as follows:

September 30,	2011	2010
	(in thousands)
Deferred tax liabilities:
Property, plant and equipment	$898,657	$703,404
Available-for-sale securities	119,464	107,917
Other	62	136

Total deferred tax liabilities	1,018,183	811,457

Deferred tax assets:
Pension reserves	14,260	15,549
Self-insurance reserves	8,344	4,249
Net operating loss and foreign tax credit carryforwards	54,967	45,343
Financial accruals	36,672	31,102
Other	3,224	3,456

Total deferred tax assets	117,467	99,699
Valuation allowance	54,709	45,343

Net deferred tax assets	62,758	54,356

Net deferred tax liabilities	$955,425	$757,101

The change in our net deferred tax assets and liabilities is impacted by foreign currency remeasurement.

As of September 30, 2011, we had state and foreign net operating loss carryforwards for income tax purposes of $10.3 million and $29.0 million, respectively, and foreign tax credit carryforwards of approximately $47.0 million (of which $44.0 million is reflected as a deferred tax asset in our Consolidated Financial Statements prior to consideration of our valuation allowance) which will expire in years 2012 through

2021. The valuation allowance is primarily attributable to state and foreign net operating loss carryforwards and foreign tax credit carryforwards which more likely than not will not be utilized.

Effective income tax rates as compared to the U.S Federal income tax rate are as follows:

Years Ended September 30,	2011	2010	2009

U.S. Federal income tax rate	35%	35%	35%
Effect of foreign taxes	1	1	1
State income taxes	1	(1)	2

Effective income tax rate	37%	35%	38%

We recognize accrued interest related to unrecognized tax benefits in interest expense, and penalties in other expense in the Consolidated Statements of Income. As of September 30, 2011 and 2010, we had accrued interest and penalties of $5.4 million and $3.2 million, respectively.

A reconciliation of the change in our gross unrecognized tax benefits for the fiscal year ended September 30, 2011 and 2010 is as follows:

September 30,	2011	2010
	(in thousands)
Unrecognized tax benefits at October 1,	$5,549	$5,244
Gross decreases – tax positions in prior periods	(249)	—
Gross increases – tax positions in prior periods	2,561	177
Gross increases – current period effect of tax positions	434	128
Expiration of statute of limitations for assessments	(1,417)	—

Unrecognized tax benefits at September 30	$6,878	$5,549

As of September 30, 2011 and September 30, 2010, our liability for unrecognized tax benefits was $6.9 million and $5.6 million, respectively, which would affect the effective tax rate if recognized. The liabilities for unrecognized tax benefits and related interest and penalties are included in other noncurrent liabilities in our Consolidated Balance Sheets.

It is reasonably possible that the amount of the unrecognized tax benefits with respect to certain unrecognized tax positions will increase or decrease during the next 12 months. However, we do not expect the change to have a material effect on results of operations or financial position.

We file a consolidated U.S. federal income tax return, as well as income tax returns in various states and foreign jurisdictions. The tax years that remain open to examination by U.S. federal and state jurisdictions include fiscal years 2007 through 2010. Audits in foreign jurisdictions are generally complete through fiscal year 1999.

NOTE 5 SHAREHOLDERS' EQUITY

On September 30, 2011, we had 107,086,324 outstanding preferred stock purchase rights ("Rights") pursuant to the terms of the Rights Agreement dated January 8, 1996, as amended by Amendment No. 1 dated December 8, 2005. As adjusted for the two-for-one stock splits in fiscals 1998 and 2006, and as long as the Rights are not separately transferable, one-half Right attaches to each share of our common stock. Under the terms of the Rights Agreement each Right entitles the holder thereof to purchase one full unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock ("Preferred Stock"), without par value, at a price of $250 per unit. The exercise price and the number of units of Preferred Stock issuable on exercise of the Rights are subject to adjustment in certain cases to prevent dilution. The Rights will be attached to the common stock certificates and are not exercisable or transferable apart from the common stock, until ten business days after a person acquires 15 percent or more of the outstanding common stock or ten business days following the commencement of a tender offer or exchange offer that would result in a person owning 15 percent or more of the outstanding common stock. In that event, each holder of a Right (other than the acquiring person) shall have the right to receive, upon exercise of the Right, common stock of the Company having a value equal to two times the exercise price of the Right. In the event we are acquired in a merger or certain other business combination transactions (including one in which we are the surviving corporation), or more than 50 percent of our assets or earning power is sold or transferred, each holder of a Right shall have the right to receive, upon exercise of the Right, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The Rights are redeemable under certain circumstances at $0.01 per Right and will expire, unless earlier redeemed, on January 31, 2016.

NOTE 6 STOCK-BASED COMPENSATION

In March 2006, the Company adopted the 2005 Long-Term Incentive Plan (the "2005 Plan") providing for common-stock based awards to employees and to non-employee Directors. The 2005 Plan permits the granting of various types of awards including stock options and restricted stock awards. Restricted stock may be granted for no consideration other than prior and future services. The purchase price per share for stock options may not be less than market price of the underlying stock on the date of grant. Stock options expire ten years after the grant date. We have the right to satisfy option exercises from treasury shares and from authorized but unissued shares. As of December 7, 2010, there were 324,162 nonqualified stock options and 169,375 shares of restricted stock awards granted under the 2005 Plan. Effective March 2, 2011, no further common-stock based awards will be made under the 2005 Plan. However, awards outstanding in the 2005 Plan and one prior equity plan remain subject to the terms and conditions of those plans.

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

On March 2, 2011, the 2010 Long-Term Incentive Plan (the "2010 Plan") was approved by our stockholders. The 2010 Plan, among other things, authorizes the Board of Directors to grant nonqualified stock options, restricted stock awards and stock appreciation rights to selected employees and to non-employee Directors. As of September 30, 2011, no awards have been made from the 2010 Plan.

A summary of compensation cost for stock-based payment arrangements recognized in general and administrative expense in fiscal 2011, 2010 and 2009 is as follows:

September 30,	2011	2010	2009
	(in thousands)
Compensation expense
Stock options	$7,224	$11,475	$6,899
Restricted stock	4,877	4,380	1,449

	$12,101	$15,855	$8,348

Benefits of tax deductions in excess of recognized compensation cost of $12.5 million, $3.3 million and $1.2 million are reported as a financing cash flow in the Consolidated Statements of Cash Flows for fiscal 2011, 2010 and 2009, respectively.

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

	2011	2010	2009

Risk-free interest rate	1.9%	2.3%	1.7%
Expected stock volatility	51.6%	49.9%	43.3%
Dividend yield	0.5%	0.5%	0.9%
Expected term (in years)	5.5	5.8	5.8

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

Based on these calculations, the weighted-average fair value per option granted to acquire a share of common stock was $22.20, $17.64 and $8.16 per share for fiscal 2011, 2010 and 2009, respectively.

The following summary reflects the stock option activity for our common stock and related information for fiscal 2011, 2010 and 2009 (shares in thousands):

	2011		2010		2009
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price

Outstanding at October 1,	5,572	$22.82	5,401	$20.55	4,819	$20.02
Granted	324	47.94	570	38.02	865	21.07
Exercised	(1,289)	18.24	(397)	13.63	(267)	12.18
Forfeited/Expired	(18)	34.06	(2)	38.02	(16)	26.91

Outstanding on September 30,	4,589	$25.84	5,572	$22.82	5,401	$20.55

Exercisable on September 30,	3,287	$22.35	3,888	$19.68	3,599	$17.42

Shares available to grant	6,000		761		1,656

The following table summarizes information about stock options at September 30, 2011 (shares in thousands):

	Outstanding Stock Options			Exercisable Stock Options
Range of Exercise Prices	Options	Weighted-Average Remaining Life	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price

$11.3318 to $16.01	1,489	2.1	$13.91	1,489	$13.91
$21.05 to $30.2375	1,641	5.9	$24.97	1,230	$26.27
$35.105 to $47.935	1,459	7.6	$38.99	568	$36.00

$11.3318 to $47.935	4,589	5.2	$25.84	3,287	$22.35

At September 30, 2011, the weighted-average remaining life of exercisable stock options was 4.1 years and the aggregate intrinsic value was $60.1 million with a weighted-average exercise price of $22.35 per share.

The number of options vested or expected to vest at September 30, 2011 was 4,467,093 with an aggregate intrinsic value of $69.0 million and a weighted-average exercise price of $25.67 per share.

As of September 30, 2011, the unrecognized compensation cost related to the stock options was $9.7 million. That cost is expected to be recognized over a weighted-average period of 2.5 years.

The total intrinsic value of options exercised during fiscal 2011, 2010 and 2009 was $50.5 million, $11.3 million and $4.9 million, respectively.

The grant date fair value of shares vested during fiscal 2011, 2010 and 2009 was $7.9 million, $7.0 million and $6.3 million, respectively.

RESTRICTED STOCK

Restricted stock awards consist of our common stock and are time vested over three to six years. We recognize compensation expense on a straight-line basis over the vesting period. The fair value of restricted stock awards is determined based on the average of the high and low price of our shares on the grant date. As of September 30, 2011, there was $7.9 million of total unrecognized compensation cost related to unvested restricted stock awards. That cost is expected to be recognized over a weighted-average period of 2.2 years.

A summary of the status of our restricted stock awards as of September 30, 2011, and of changes in restricted stock outstanding during the fiscal years ended September 30, 2011, 2010 and 2009, is as follows (share amounts in thousands):

	2011		2010		2009
	Shares	Weighted-Average Grant Date Fair Value per Share	Shares	Weighted-Average Grant Date Fair Value per Share	Shares	Weighted-Average Grant Date Fair Value per Share

Outstanding at October 1,	289	$35.23	177	$30.06	243	$29.92
Granted	169	47.94	182	38.02	—	—
Vested	(134)	33.92	(70)	29.36	(66)	29.52
Forfeited/Expired	(1)	47.94	—	—	—	—

Outstanding on September 30,	323	$42.38	289	$35.23	177	$30.06

NOTE 7 EARNINGS PER SHARE

ASC 260, Earnings per Share, requires companies to treat unvested share-based payment awards that have non-forfeitable rights to dividend or dividend equivalents as a separate class of securities in calculating earnings per share. We have granted and expect to continue to grant restricted stock grants to employees that contain non-forfeitable rights to dividends. Such grants are considered participating securities under ASC 260. As such, we are required to include these grants in the calculation of our basic earnings per share and calculate basic earnings per share using the two-class method. The two-class method of computing earnings per share is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings.

Basic earnings per share is computed utilizing the two-class method and is calculated based on weighted-average number of common shares outstanding during the periods presented.

Diluted earnings per share is computed using the weighted-average number of common and common equivalent shares outstanding during the periods utilizing the two-class method for stock options and nonvested restricted stock.

The following table sets forth the computation of basic and diluted earnings per share:

September 30,	2011	2010	2009
	(in thousands)
Numerator:
Income from continuing operations	$434,668	$286,081	$380,546
Loss from discontinued operations	(482)	(129,769)	(27,001)

Net income	434,186	156,312	353,545
Adjustment for basic earnings per share
Earnings allocated to unvested shareholders	(1,295)	(404)	(617)

Numerator for basic earnings per share:
From continuing operations	433,373	285,677	379,929
From discontinued operations	(482)	(129,769)	(27,001)

	432,891	155,908	352,928
Adjustment for diluted earnings per share:
Effect of reallocating undistributed earnings of unvested shareholders	22	6	6
Numerator for diluted earnings per share:
From continuing operations	433,395	285,683	379,935
From discontinued operations	(482)	(129,769)	(27,001)

	$432,913	$155,914	$352,934

Denominator:
Denominator for basic earnings per share – weighted-average shares	106,643	105,711	105,364
Effect of dilutive shares from stock options and restricted stock	1,989	1,693	1,244

Denominator for diluted earnings per share – adjusted weighted-average shares	108,632	107,404	106,608

Basic earnings per common shares:
Income from continuing operations	$4.06	$2.70	$3.61
Loss from discontinued operations	—	(1.23)	(0.26)

Net income	$4.06	$1.47	$3.35

Diluted earnings per common shares:
Income from continuing operations	$3.99	$2.66	$3.56
Loss from discontinued operations	—	(1.21)	(0.25)

Net income	$3.99	$1.45	$3.31

The following shares attributable to outstanding equity awards were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive:

	2011	2010	2009
	(in thousands, except per share amounts)
Shares excluded from calculation of diluted earnings per share	310	554	1,206
Weighted-average price per share	$47.94	$38.02	$33.12

NOTE 8 FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENT

The estimated fair value of our available-for-sale securities is primarily based on market quotes. The following is a summary of available-for-sale securities, which excludes investments in limited partnerships carried at cost and assets held in a Non-qualified Supplemental Savings Plan:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

	(in thousands)
Equity Securities:
September 30, 2011	$129,183	$203,486	$—	$332,669
September 30, 2010	$129,183	$174,025	$—	$303,208

On an on-going basis, we evaluate the marketable equity securities to determine if a decline in fair value below cost is other-than-temporary. If a decline in fair value below cost is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis established. We review several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, (i) the length of time a security is in an unrealized loss position, (ii) the extent to which fair value is less than cost, (iii) the financial condition and near term prospects of the issuer and (iv) our intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

The investments in the limited partnerships carried at cost were approximately $9.4 million and $12.4 million at September 30, 2011 and 2010, respectively. The estimated fair value of the limited partnerships was $15.8 million and $22.5 million at September 30, 2011 and 2010, respectively. During fiscal 2011, we sold our investment in a limited partnership that was carried at a cost of approximately $3.0 million and had a fair value of approximately $3.9 million at the date of the sale. A gross realized gain of approximately $0.9 million is included in the Consolidated Statements of Income.

The assets held in a Non-qualified Supplemental Savings Plan are carried at fair market value which totaled $5.9 million and $5.1 million at September 30, 2011 and 2010, respectively.

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

The carrying value of other assets, accrued liabilities and other liabilities approximated fair value at September 30, 2011 and 2010.

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

At September 30, 2011, our financial assets utilizing Level 1 inputs include cash equivalents, equity securities with active markets and money market funds we have elected to classify as restricted assets that are included in other current assets and other assets. Also included is cash denominated in a foreign currency we have elected to classify as restricted that is included in current assets of discontinued operations and limited to remaining liabilities of discontinued operations. For these items, quoted current market prices are readily available.

At September 30, 2011, Level 2 inputs include a bank certificate of deposit, which is included in current assets.

Currently, we do not have any financial instruments utilizing Level 3 inputs.

The following table summarizes our assets and liabilities measured at fair value on a recurring basis presented in our Consolidated Balance Sheets as of September 30, 2011:

	Total Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

	(in thousands)
Assets:
Cash and cash equivalents	$364,246	$364,246	$ —	$—
Investments	332,669	332,669	—	—
Other current assets	23,544	23,294	250	—
Other assets	2,000	2,000	—	—

Total assets measured at fair value	$722,459	$722,209	$250	$—

The following information presents the supplemental fair value information about long-term fixed-rate debt at September 30, 2011 and September 30, 2010.

September 30,	2011	2010
	(in thousands)
Carrying value of long-term fixed-rate debt	$350.0	$350.0
Fair value of long-term fixed-rate debt	$376.9	$382.9

The fair value for fixed-rate debt was estimated using discounted cash flows and interest rates currently being offered on credits with similar maturities and credit profiles. The outstanding line of credit and short-term debt bear interest at market rates and the cost of borrowings, if any, would approximate fair value. The debt was valued using a Level 2 input.

NOTE 9 ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income (loss) for the years ended September 30, 2011, 2010 and 2009 were as follows:

Years Ended September 30,	2011	2010	2009
	(in thousands)
Unrealized appreciation (depreciation) on securities, net of tax of $11,047, $(13,730) and $54,254	$18,414	$(22,885)	$88,519
Amortization of net periodic benefit costs – net of actuarial gain, net of tax of $(2,167), $(3,276) and $(8,872)	(3,613)	(5,459)	(14,475)

	$14,801	$(28,344)	$74,044

The components of accumulated other comprehensive income (loss) at September 30, 2011 and 2010, net of applicable tax effects, were as follows:

September 30,	2011	2010
	(in thousands)
Unrealized appreciation on securities	$126,126	$107,712
Unrecognized actuarial loss and prior service cost	(27,218)	(23,605)

	$98,908	$84,107

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

The following table provides a reconciliation of the changes in the pension benefit obligations and fair value of Pension Plan assets over the two-year period ended September 30, 2011 and a statement of the funded status as of September 30, 2011 and 2010:

	2011	2010
	(in thousands)
Accumulated Benefit Obligation	$104,911	$102,097
Changes in projected benefit obligations
Projected benefit obligation at beginning of year	$102,097	$89,996
Interest cost	4,519	4,825
Actuarial gain	2,411	11,482
Benefits paid	(4,116)	(4,206)

Projected benefit obligation at end of year	$104,911	$102,097

Change in plan assets
Fair value of plan assets at beginning of year	$61,388	$57,181
Actual return on plan assets	(1,323)	5,005
Employer contribution	11,335	3,408
Benefits paid	(4,116)	(4,206)

Fair value of plan assets at end of year	$67,284	$61,388

Funded status of the plan at end of year	$(37,627)	$(40,709)

The amounts recognized in the Consolidated Balance Sheets are as follows (in thousands):
Accrued liabilities	$(68)	$(181)
Noncurrent liabilities – other	(37,559)	(40,528)

Net amount recognized	$(37,627)	$(40,709)

The amounts recognized in Accumulated Other Comprehensive Income at September 30, 2011 and 2010, and not yet reflected in net periodic benefit cost, are as follows (in thousands):
Net actuarial gain (loss)	$(43,781)	$(38,001)
Prior service cost	(2)	(2)

Total	$(43,783)	$(38,003)

The amount recognized in Accumulated Other Comprehensive Income and not yet reflected in periodic benefit cost expected to be amortized in next year's periodic benefit cost is a net actuarial loss of $3.5 million.

The weighted average assumptions used for the pension calculations were as follows:

Years Ended September 30,	2011	2010	2009
Discount rate for net periodic benefit costs	4.48%	5.42%	7.25%
Discount rate for year-end obligations	4.33%	4.48%	5.42%
Expected return on plan assets	8.00%	8.00%	8.00%

We contributed $11.3 million to the Pension Plan in fiscal 2011 to fund distributions in lieu of liquidating pension assets. We estimate contributing at least $0.8 million in fiscal 2012 to meet the minimum contribution required by law and expect to make additional contributions in fiscal 2012 if needed to fund unexpected distributions.

Components of the net periodic pension expense (benefit) were as follows:

Years Ended September 30,	2011	2010	2009
	(in thousands)
Interest cost	$4,519	$4,825	$4,988
Expected return on plan assets	(5,050)	(4,552)	(4,643)
Amortization of prior service cost	—	—	(1)
Recognized net actuarial loss	2,976	2,295	3
Settlement/curtailment	28	—	—

Net pension expense (benefit)	$2,473	$2,568	$347

The following table reflects the expected benefits to be paid from the Pension Plan in each of the next five fiscal years, and in the aggregate for the five years thereafter (in thousands).

Years Ended September 30,
2012	2013	2014	2015	2016	2017-2021	Total
$6,171	$5,626	$5,278	$5,965	$6,678	$35,649	$65,367

Included in the Pension Plan is an unfunded supplemental executive retirement plan.

INVESTMENT STRATEGY AND ASSET ALLOCATION

Our investment policy and strategies are established with a long-term view in mind. The investment strategy is intended to help pay the cost of the Plan while providing adequate security to meet the benefits promised under the Plan. We maintain a diversified asset mix to minimize the risk of a material loss to the portfolio value that might occur from devaluation of any single investment. In determining the appropriate asset mix, our financial strength and ability to fund potential shortfalls are considered. Plan assets are invested in portfolios of diversified public-market equity securities and fixed income securities. The Plan holds no securities of the Company.

The expected long-term rate of return on Plan assets is based on historical and projected rates of return for current and planned asset classes in the Plan's investment portfolio after analyzing historical experience and future expectations of the return and volatility of various asset classes.

The target allocation for 2012 and the asset allocation for the Pension Plan at the end of fiscal 2011 and 2010, by asset category, follows:

	Target Allocation	Percentage of Plan Assets At September 30,
Asset Category	2012	2011	2010

U.S. equities	56%	56%	53%
International equities	14	13	15
Fixed income	25	30	31
Real estate and other	5	1	1

Total	100%	100%	100%

PLAN ASSETS

The fair value of Plan assets at September 30, 2011 and 2010, summarized by level within the fair value hierarchy described in Note 8, are as follows:

	Fair Value as of September 30, 2011
	Total	Level 1	Level 2	Level 3
	(in thousands)
Short-term investments	$156	$156	$—	$—
Mutual funds:
Domestic stock funds	28,288	28,288	—	—
Bond funds	20,127	20,127	—	—
International stock funds	8,848	8,848	—	—

Total mutual funds	57,263	57,263	—	—
Domestic common stock	8,252	8,252	—	—
Common collective trust	535	—	535	—
Foreign equity stock	803	803	—	—
Oil and gas properties	275	—	—	275

Total	$67,284	$66,474	$535	$275

	Fair Value as of September 30, 2010
	Total	Level 1	Level 2	Level 3
	(in thousands)
Short-term investments	$63	$63	$—	$—
Mutual funds:
Domestic stock funds	17,858	17,858	—	—
Bond funds	18,872	18,872	—	—
International stock funds	8,956	8,956	—	—

Total Mutual funds	45,686	45,686	—	—
Domestic common stock	13,710	13,710	—	—
Common collective trust	785	—	785	—
Foreign equity stock	869	869	—	—
Oil and gas properties	275	—	—	275

Total	$61,388	$60,328	$785	$275

The Plan's financial assets utilizing Level 1 inputs include publicly traded mutual funds, common stock and foreign equity stocks. These assets are valued based on quoted prices in active markets for identical securities. The Plan's financial assets utilizing Level 2 inputs include a common collective trust (Wells Fargo Short-term Investment Fund). The statements of net assets available for benefits present the fair value of the Wells Fargo Short-term Investment Fund. The Plan's interest in the common collective trust is valued at net asset value per unit provided by the Plan's trustee. The Plan's financial instruments utilizing Level 3 inputs consist of oil and gas properties. The fair value of oil and gas properties is determined by Wells Fargo Bank, N.A., based upon actual revenue received for the previous twelve-month period and experience with similar assets.

The following table sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the years ended September 30, 2011 and 2010:

	Oil and Gas Properties
Years Ended September 30,	2011	2010
	(in thousands)
Balance, beginning of year	$275	$435
Unrealized losses relating to property still held at the reporting date	—	(160)

Balance, end of year	$275	$275

DEFINED CONTRIBUTION PLAN

Substantially all employees on the United States payroll may elect to participate in the 401(k)/Thrift Plan by contributing a portion of their earnings. We contribute an amount equal to 100 percent of the first five percent of the participant's compensation subject to certain limitations. The annual expense incurred for this defined contribution plan was $21.0 million, $14.2 million and $14.3 million in fiscal 2011, 2010 and 2009, respectively.

NOTE 11 SUPPLEMENTAL BALANCE SHEET INFORMATION

The following reflects the activity in our reserve for bad debt for 2011, 2010 and 2009:

September 30,	2011	2010	2009
	(in thousands)
Reserve for bad debt:
Balance at October 1,	$830	$659	$1,331
Provision for (recovery of) bad debt	106	206	(645)
Write-off of bad debt	(160)	(35)	(27)

Balance at September 30,	$776	$830	$659

Accounts receivable, prepaid expenses, accrued liabilities and long-term liabilities at September 30 consist of the following:

September 30,	2011	2010
	(in thousands)
Accounts receivable, net of reserve:
Trade receivables	$460,540	$409,920
Income tax	—	47,739

Total accounts receivable, net of reserve	$460,540	$457,659

Prepaid expenses and other:
Restricted cash	$16,015	$12,848
Prepaid insurance	10,117	9,196
Deferred mobilization	8,512	14,430
Prepaid value added tax	3,884	15,481
Other	11,208	12,216

Total prepaid expenses and other	$49,736	$64,171

Accrued liabilities:
Accrued operating costs	$50,415	$23,436
Payroll and employee benefits	43,077	33,392
Taxes payable, other than income tax	37,789	44,934
Accrued income taxes	17,075	—
Deferred mobilization	11,281	13,522
Self-insurance liabilities	5,452	4,135
Deferred income	4,073	6,438
Other	23,736	18,255

Total accrued liabilities	$192,898	$144,112

Noncurrent liabilities – Other:
Pension and other non-qualified retirement plans	$50,225	$51,690
Self-insurance liabilities	13,780	5,328
Deferred mobilization	12,033	7,816
Deferred income	10,569	14,983
Uncertain tax positions including interest and penalties	9,829	6,755
Other	7,849	5,034

Total noncurrent liabilities – other	$104,285	$91,606

NOTE 12 SUPPLEMENTAL CASH FLOW INFORMATION

Years Ended September 30,	2011	2010	2009
	(in thousands)
Cash payments:
Interest paid, net of amounts capitalized	$16,107	$16,721	$12,196
Income taxes paid	$19,621	$104,028	$31,009

Capital expenditures on the Consolidated Statements of Cash Flows for the years ended September 30, 2011, 2010 and 2009 do not include additions which have been incurred but not paid for as of the end of the year. The following table reconciles total capital expenditures incurred to total capital expenditures in the Consolidated Statements of Cash Flows:

September 30,	2011	2010	2009
	(in thousands)
Capital expenditures incurred	$730,347	$345,264	$819,798
Additions incurred prior year but paid for in current year	25,508	9,816	66,857
Additions incurred but not paid for as of the end of the year	(61,591)	(25,508)	(9,816)

Capital expenditures per Consolidated Statements of Cash Flows	$694,264	$329,572	$876,839

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

VOLATILITY OF MARKET

Our operations can be materially affected by oil and gas prices. Oil and natural gas prices are volatile and very difficult to predict. While current energy prices are important contributors to positive cash flow for customers, expectations about future prices and price volatility are generally more important for determining a customer's future spending levels. This volatility, along with the difficulty in predicting future prices, can lead many exploration and production companies to base their capital spending on much more conservative estimates of commodity prices. As a result, demand for contract drilling services is not always purely a function of the movement of commodity prices.

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

SELF-INSURANCE

We self-insure a significant portion of expected losses relating to worker's compensation, general liability and automobile liability. Insurance coverage has been purchased for individual claims that exceed $1 million or $2 million, depending on whether a claim occurs outside or inside of the United States. Insurance is purchased over deductibles to reduce our exposure to catastrophic events. We record estimates for incurred outstanding liabilities for worker's compensation, general liability claims and for claims that are incurred but not reported. Estimates are based on adjusters' estimates, historic experience and statistical methods that we believe are reliable. Nonetheless, insurance estimates include certain assumptions and management judgments regarding the frequency and severity of claims, claim development and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense that would be reported under these programs.

We have a wholly-owned captive insurance company, White Eagle Assurance Company, which provides a portion of our physical damage insurance for company-owned drilling rigs and reinsures international casualty deductibles and a stop-loss on our self-insured health plan. With the exception of "named wind storm" risk in the Gulf of Mexico, we insure rigs and related equipment at values that approximate the current replacement cost on the inception date of the policy.

INTERNATIONAL DRILLING OPERATIONS

International drilling operations may significantly contribute to our revenues and net operating income. There can be no assurance that we will be able to successfully conduct such operations, and a failure to do so may have an adverse effect on our financial position, results of operations, and cash flows. Also, the success of our international operations will be subject to numerous contingencies, some of which are beyond management's control. These contingencies include general and regional economic conditions, fluctuations in currency exchange rates, modified exchange controls, changes in international regulatory requirements and international employment issues, risk of expropriation of real and personal property and the burden of complying with foreign laws. Additionally, in the event that extended labor strikes occur or a country experiences significant political, economic or social instability, we could experience shortages in labor and/or material and supplies necessary to operate some of our drilling rigs, thereby potentially causing an adverse material effect on our business, financial condition and results of operations.

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

NOTE 14 COMMITMENTS AND CONTINGENCIES

COMMITMENTS

During fiscal 2011, we announced agreements to build and operate 58 new FlexRigs. Subsequent to September 30, 2011, we announced that agreements had been reached to build and operate 17 additional FlexRigs. As of November 17, 2011, 47 new FlexRigs with customer commitments remained under construction. During construction, rig construction cost is included in construction in progress and then transferred to contract drilling equipment when the rig is placed in the field for service. Equipment, parts and supplies are ordered in advance to promote efficient construction progress. At September 30, 2011, we had purchase orders outstanding of approximately $361.3 million for the purchase of drilling equipment.

LEASES

At September 30, 2011, we were leasing approximately 135,000 square feet of office space near downtown Tulsa, Oklahoma. We also lease other office space and equipment for use in operations. For operating leases that contain built-in pre-determined rent escalations, rent expense is recognized on a straight-line basis over the life of the lease. Leasehold improvements are capitalized and amortized over the lease term. Future minimum rental payments required under operating leases having initial or remaining non-cancelable lease terms in excess of a year at September 30, 2011 are as follows:

Fiscal Year	Amount (in thousands)

2012	$5,979
2013	4,557
2014	2,524
2015	2,343
2016	1,961
Thereafter	6,489

Total	$23,853

Total rent expense was $5.8 million, $5.4 million and $5.2 million for fiscal 2011, 2010 and 2009, respectively.

CONTINGENCIES

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

During the ordinary course of our business, contingencies arise resulting from an existing condition, situation, or set of circumstances involving an uncertainty as to the realization of a possible gain contingency. We account for gain contingencies in accordance with the provisions of ASC 450, Contingencies, and, therefore, we do not record gain contingencies and recognize income until realized. As discussed in Note 2, Discontinued Operations, property and equipment of our Venezuelan subsidiary was seized by the Venezuelan government on June 30, 2010. Our wholly-owned subsidiaries, Helmerich & Payne International Drilling Co. and Helmerich & Payne de Venezuela, C.A., filed a lawsuit in the United States District Court for the District of Columbia on September 23, 2011 against the Bolivarian Republic of Venezuela, Petroleos de Venezuela, S.A. and PDVSA Petroleo, S.A. Our subsidiaries seek damages for the taking of their Venezuelan drilling business in violation of international law and for breach of contract. Additionally, we are participating in two arbitrations against third parties not affiliated with the Venezuelan government, Petroleo or PDVSA in an attempt to collect an aggregate $75 million relating to the seizure of our property in Venezuela. While there exists the possibility of realizing a recovery, we are currently unable to determine the timing or amounts we may receive, if any, or the likelihood of recovery. No gain contingencies are recognized in our Consolidated Financial Statements.

NOTE 15 SEGMENT INFORMATION

We operate principally in the contract drilling industry. Our contract drilling business includes the following reportable operating segments: U.S. Land, Offshore and International Land. The contract drilling operations consist mainly of contracting Company-owned drilling equipment primarily to large oil and gas exploration companies. Our primary international areas of operation include Colombia, Ecuador, Argentina, Tunisia, Bahrain and other South American countries. The International Land operations have similar services, have similar types of customers, operate in a consistent manner and have similar economic and regulatory characteristics. Therefore, we have aggregated our international operations into a single reportable segment. Each reportable segment is a strategic business unit which is managed separately. Other includes non-reportable operating segments. Revenues included in Other consist primarily of rental income. Consolidated revenues and expenses reflect the elimination of all material intercompany transactions.

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

Summarized financial information of our reportable segments for continuing operations for each of the years ended September 30, 2011, 2010 and 2009 is shown in the following table:

(in thousands)	External Sales	Inter- Segment	Total Sales	Segment Operating Income (Loss)	Depreciation	Total Assets	Additions to Long-Lived Assets

2011
Contract Drilling
U.S. Land	$2,100,508	$—	$2,100,508	$691,615	$264,127	$3,719,387	$694,249
Offshore	201,417	—	201,417	45,291	14,684	151,656	7,092
International Land	226,849	—	226,849	19,711	28,018	333,142	20,638

	2,528,774	—	2,528,774	756,617	306,829	4,204,185	721,979
Other	15,120	829	15,949	(7,682)	8,639	792,177	8,368

	2,543,894	829	2,544,723	748,935	315,468	4,996,362	730,347
Eliminations	—	(829)	(829)	—	—	—	—

Total	$2,543,894	$—	$2,543,894	$748,935	$315,468	$4,996,362	$730,347

2010
Contract Drilling
U.S. Land	$1,412,495	$—	$1,412,495	$404,278	$211,652	$3,257,382	$305,206
Offshore	202,734	—	202,734	53,069	12,519	132,342	9,982
International Land	247,179	—	247,179	48,271	29,938	411,339	23,865

	1,862,408	—	1,862,408	505,618	254,109	3,801,063	339,053
Other	12,754	814	13,568	(6,765)	8,549	454,037	6,211

	1,875,162	814	1,875,976	498,853	262,658	4,255,100	345,264
Eliminations	—	(814)	(814)	—	—	—	—

Total	$1,875,162	$—	$1,875,162	$498,853	$262,658	$4,255,100	$345,264

2009
Contract Drilling
U.S. Land	$1,441,164	$—	$1,441,164	$573,708	$187,259	$2,955,574	$703,073
Offshore	204,702	—	204,702	55,293	11,872	129,465	17,584
International Land	187,099	—	187,099	18,955	19,278	391,099	94,627

	1,832,965	—	1,832,965	647,956	218,409	3,476,138	815,284
Other	10,775	836	11,611	(7,032)	9,126	532,346	4,514

	1,843,740	836	1,844,576	640,924	227,535	4,008,484	819,798
Eliminations	—	(836)	(836)	—	—	—	—

Total	$1,843,740	$—	$1,843,740	$640,924	$227,535	$4,008,484	$819,798

The following table reconciles segment operating income to income from continuing operations before income taxes and equity in income of affiliate as reported on the Consolidated Statements of Income:

Years Ended September 30,	2011	2010	2009
	(in thousands)
Segment operating income	$748,935	$498,853	$640,924
Income from asset sales	13,903	4,992	5,402
Gain from involuntary conversion of long-lived assets	—	—	541
Corporate general and administrative costs and corporate depreciation	(60,327)	(52,049)	(37,992)

Operating income	702,511	451,796	608,875
Other income (expense)
Interest and dividend income	1,951	1,811	2,755
Interest expense	(17,355)	(17,158)	(13,590)
Gain on sale of investment securities	913	—	—
Other	(953)	1,787	245

Total unallocated amounts	(15,444)	(13,560)	(10,590)

Income from continuing operations before income taxes and equity in income of affiliate	$687,067	$438,236	$598,285

The following table presents revenues from external customers and long-lived assets by country based on the location of service provided:

Years Ended September 30,	2011	2010	2009
	(in thousands)
Revenues
United States	$2,276,118	$1,572,139	$1,613,940
Colombia	74,504	57,533	77,322
Argentina	44,205	55,855	42,087
Ecuador	42,598	52,115	52,250
Other Foreign	106,469	137,520	58,141

Total	$2,543,894	$1,875,162	$1,843,740

Long-Lived Assets
United States	$3,423,185	$2,973,712	$2,879,222
Argentina	78,221	91,322	99,896
Colombia	67,369	59,798	62,942
Ecuador	28,439	27,772	26,022
Other Foreign	79,856	122,416	126,191

Total	$3,677,070	$3,275,020	$3,194,273

Long-lived assets are comprised of property, plant and equipment.

Revenues from one company doing business with the contract drilling business accounted for approximately 12.5 percent of total operating revenues during the years ended September 30, 2011 and 2010 and 10.1 percent of the total operating revenues during the year ended September 30, 2009. Revenues from another company doing business with the contract drilling business accounted for approximately 11.5 percent, 10.6 percent and 12.4 percent of total operating revenues during the years ended September 30, 2011, 2010 and 2009, respectively. Collectively, the receivables from these customers were approximately $95.5 million and $85.1 million at September 30, 2011 and 2010, respectively.

NOTE 16 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share amounts)

2011	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Operating revenues	$594,642	$604,406	$644,095	$700,751
Operating income	170,726	164,265	174,418	193,102
Income from continuing operations	104,365	98,961	109,828	121,514
Net income	104,150	98,790	109,826	121,420
Basic earnings per common share:
Income from continuing operations	0.98	0.92	1.02	1.13
Net income	0.98	0.92	1.02	1.13
Diluted earnings per common share:
Income from continuing operations	0.96	0.91	1.01	1.11
Net income	0.96	0.91	1.01	1.11

2010	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Operating revenues	$396,242	$436,579	$483,384	$558,957
Operating income	105,384	101,706	111,474	133,232
Income from continuing operations	63,802	74,105	64,883	83,291
Net income (loss)	63,235	46,747	(36,715)	83,045
Basic earnings per common share:
Income from continuing operations	0.61	0.70	0.61	0.78
Net income (loss)	0.60	0.44	(0.35)	0.78
Diluted earnings per common share:
Income from continuing operations	0.60	0.68	0.61	0.77
Net income (loss)	0.59	0.43	(0.34)	0.77

The sum of earnings per share for the four quarters may not equal the total earnings per share for the year due to changes in the average number of common shares outstanding.

In the first quarter of fiscal 2011, net income includes an after-tax gain from the sale of assets of $1.7 million, $0.02 per share on a diluted basis.

In the second quarter of fiscal 2011, net income includes an after-tax gain from the sale of assets of $2.6 million, $0.02 per share on a diluted basis.

In the third quarter of fiscal 2011, net income includes an after-tax gain from the sale of assets of $2.2 million, $0.02 per share on a diluted basis, and an after-tax gain from the sale of investment securities of $0.6 million, $0.01 per share on a diluted basis.

In the fourth quarter of fiscal 2011, net income includes an after-tax gain from the sale of assets of $2.4 million, $0.02 per share on a diluted basis.

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

NOTE 17 SUBSEQUENT EVENTS

We have evaluated events and transactions occurring after the balance sheet date through the date these consolidated financial statements were issued, and have determined we have no recognized subsequent events.

Subsequent to September 30, 2011, we sold two conventional rigs from our U.S. Land segment.

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
Executive Vice President
and Chief Operating Officer

 Steven R. Mackey
Executive Vice President, Secretary, General Counsel & Chief Administrative Officer

 Juan Pablo Tardio
Vice President and Chief Financial Officer

 Gordon K. Helm
Vice President and Controller
Stockholders' Meeting
The annual meeting of stockholders will be held on March 7, 2012. A formal notice of the meeting, together with a proxy statement and form of proxy will be mailed to shareholders on or about January 24, 2012.

 Stock Exchange Listing
Helmerich & Payne, Inc. Common Stock is traded on the New York Stock Exchange with the ticker symbol "HP." The newspaper abbreviation most commonly used for financial reporting is "HelmP." Options on the Company's stock are also traded on the New York Stock Exchange.

 Stock Transfer Agent and Registrar
As of November 17, 2011, there were 578 record holders of Helmerich & Payne, Inc. common stock as listed by the transfer agent's records.

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

* Member, Audit Committee ** Member, Human Resources Committee *** Member, Nominating and Corporate Governance Committee		Direct Inquiries To: Investor Relations Helmerich & Payne, Inc. 1437 South Boulder Avenue Tulsa, Oklahoma 74119 Telephone: (918) 742-5531 Internet Address: http://www.hpinc.com

QuickLinks

  Exhibit 13