Form 10-K, Exhibit 13
period 2012-09-30
HELMERICH & PAYNE INC
filed 2012-11-21
CIK 46765

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

 Helmerich & Payne, Inc.

        Helmerich & Payne, Inc. is the holding Company for Helmerich & Payne International Drilling Co., a drilling contractor with land and offshore operations in the United States, South America, Africa and the Middle East. Holdings also include commercial real estate properties in the Tulsa, Oklahoma area, and an energy-weighted portfolio of securities valued at approximately $452 million as of September 30, 2012.

FINANCIAL HIGHLIGHTS

	Years Ended September 30,
	2012	2011	2010
	(in thousands, except per share amounts)
Operating Revenues	$3,151,802	$2,543,894	$1,875,162
Net Income	581,045	434,186	156,312
Diluted Earnings per Share	5.34	3.99	1.45
Dividends Paid per Share	.280	.250	.210
Capital Expenditures	1,097,680	694,264	329,572
Total Assets	5,721,085	5,003,891	4,265,370

Financial & Operating Review
HELMERICH & PAYNE, INC.

	Years Ended September 30,
	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME*†
Operating Revenues	$3,151,802	$2,543,894	$1,875,162	$1,843,740	$1,869,371	$1,502,380	$1,140,219	$733,902	$532,759	$472,407	$472,865
Operating Costs, excluding depreciation	1,750,510	1,432,602	1,071,959	944,780	987,838	788,967	606,945	435,057	375,600	322,553	319,330
Depreciation**	387,549	315,468	262,658	227,535	195,343	137,187	93,363	88,483	139,591	76,748	56,208
General and Administrative Expense	107,307	91,452	81,479	58,822	56,429	47,401	51,873	41,015	37,661	41,003	36,563
Operating Income (Loss)	909,599	702,511	451,796	608,875	640,084	586,506	395,341	182,355	(14,698)	35,845	61,946
Interest and Dividend Income	1,380	1,951	1,811	2,755	3,524	4,143	9,688	5,772	1,622	2,467	3,624
Gain on Sale of Investment Securities	—	913	—	—	21,994	65,458	19,866	26,969	25,418	5,529	24,820
Interest Expense	8,653	17,355	17,158	13,590	18,721	9,591	6,499	12,416	12,541	12,357	993
Income (Loss) from Continuing Operations	573,609	434,668	286,081	380,546	420,258	415,924	269,852	120,666	(1,016)	16,417	55,017
Net Income	581,045	434,186	156,312	353,545	461,738	449,261	293,858	127,606	4,359	17,873	63,517
Diluted Earnings Per Common Share:
Income (Loss) from Continuing Operations	5.27	3.99	2.66	3.56	3.93	3.95	2.54	1.16	(0.01)	0.17	0.54
Net Income	5.34	3.99	1.45	3.31	4.32	4.27	2.77	1.23	0.04	0.17	0.63

* $000's omitted, except per share data
† All data excludes discontinued operations except net income
** 2004 includes an asset impairment of $51,516 and depreciation of $88,075

SUMMARY FINANCIAL DATA*
Cash†	$96,095	$364,246	$63,020	$96,142	$77,549	$67,445	$32,193	$284,460	$63,785	$29,763	$45,699
Working Capital†	511,574	537,034	417,888	157,103	274,519	209,766	126,540	378,496	157,266	82,712	87,584
Investments	451,144	347,924	320,712	356,404	199,266	223,360	218,309	178,452	161,532	158,770	150,175
Property, Plant, and Equipment, Net†	4,351,571	3,677,070	3,275,020	3,194,273	2,605,384	2,068,812	1,399,974	897,504	913,338	983,026	824,815
Total Assets	5,721,085	5,003,891	4,265,370	4,161,024	3,588,045	2,885,369	2,134,712	1,663,350	1,406,844	1,417,770	1,227,313
Long-term Debt	195,000	235,000	360,000	420,000	475,000	445,000	175,000	200,000	200,000	200,000	100,000
Shareholders' Equity	3,834,998	3,270,047	2,807,465	2,683,009	2,265,474	1,815,516	1,381,892	1,079,238	914,110	917,251	895,170
Capital Expenditures	1,097,680	694,264	329,572	876,839	697,906	885,583	521,847	78,677	86,057	233,850	298,295

* $000's omitted
† Excludes discontinued operations

Rig Fleet Summary†
Drilling Rigs—
U. S. Land—FlexRigs	264	221	182	163	146	118	73	50	48	43	26
U. S. Land—Highly Mobile	—	4	11	11	12	12	12	12	11	11	11
U. S. Land—Conventional	18	23	27	27	27	27	28	29	28	29	29
Offshore Platform	9	9	9	9	9	9	9	11	11	12	12
International Land†	29	24	28	33	19	16	16	14	19	21	19

Total Rig Fleet	320	281	257	243	213	182	138	116	117	116	97
Rig Utilization Percentage—
U. S. Land—FlexRigs	97	99	87	76	100	100	100	100	99	97	96
U. S. Land—Highly Mobile	0	0	0	29	83	93	100	99	91	89	97
U. S. Land—Conventional	14	16	17	39	80	87	95	82	67	58	70
U. S. Land—All Rigs	89	86	73	68	96	97	99	94	87	81	84
Offshore Platform	79	77	80	89	75	65	69	53	48	51	83
International Land†	77	70	71	70	72	89	95	80	47	42	59

† Excludes discontinued operations

 Management's Discussion & Analysis of
Financial Condition and Results of Operations

Helmerich & Payne, Inc.

Risk Factors and Forward-Looking Statements

        The following discussion should be read in conjunction with Part I of our Form 10-K as well as the Consolidated Financial Statements and related notes thereto. Our future operating results may be affected by various trends and factors which are beyond our control. These include, among other factors, fluctuations in oil and natural gas prices, unexpected expiration or termination of drilling contracts, currency exchange gains and losses, expropriation of real and personal property, changes in general economic conditions, disruptions to the global credit markets, rapid or unexpected changes in technologies, risks of foreign operations, uninsured risks, changes in domestic and foreign policies, laws and regulations and uncertain business conditions that affect our businesses. Accordingly, past results and trends should not be used by investors to anticipate future results or trends.

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

Executive Summary

        Helmerich & Payne, Inc. is primarily a contract drilling company with a total fleet of 320 drilling rigs at September 30, 2012. Our contract drilling segments consist of the U.S. Land segment with 282 rigs, the Offshore segment with 9 offshore platform rigs and the International Land segment with 29 rigs at September 30, 2012. We continued to expand our rig fleet and activity in 2012 even as pronounced volatility in oil and natural gas prices impacted drilling market conditions and prospects. Our position in the market is strengthened by our high quality fleet, our long-term contracts and our customer base. During 2012, we placed into service 48 new FlexRigs, all with fixed multi-year contracts. Two of these new FlexRigs were sent to an international location. At September 30, 2012, we had 264 active rigs, as compared to 250 active rigs at the same time during the prior year.

        As we begin 2013, we expect our customers to continue to become more focused in their efforts to enhance drilling efficiencies to reduce total well costs. We believe that our superior field performance and safety record will allow us to continue to gain market share over the coming years.

        As further discussed in Note 2 of the Consolidated Financial Statements, our Venezuelan subsidiary was classified as discontinued operations on June 30, 2010, after the seizure of our drilling assets in that country by the Venezuelan government. Except as specifically discussed, the following results of operations pertains only to our continuing operations. Unless otherwise indicated, references to 2012, 2011 and 2010 in the following discussion are referring to our fiscal year 2012, 2011 and 2010.

Results of Operations

        All per share amounts included in the Results of Operations discussion are stated on a diluted basis. Our net income for 2012 was $581.0 million ($5.34 per share), compared with $434.2 million ($3.99 per share) for 2011 and $156.3 million ($1.45 per share) for 2010. Included in our net income for 2011 was an after-tax gain from the sale of an investment in a limited partnership of $0.6 million ($0.01 per share). Net income also includes after-tax gains from the sale of assets of $12.3 million ($0.11 per share) in 2012, $8.8 million ($0.08 per share) in 2011 and $3.3 million ($0.03 per share) in 2010.

        Consolidated operating revenues were $3.2 billion in 2012, $2.5 billion in 2011 and $1.9 billion in 2010. As 2012 progressed, commodity price volatility and our customers' desire to stay within their 2012 budgets caused our active rig count to decline late in the fiscal year after experiencing increases since early 2010 through the first three quarters of fiscal 2012. As a result, our U.S. land rig utilization was 89 percent in 2012, 86 percent in 2011 and 73 percent in 2010. The average number of U.S. land rigs available was 266 rigs in 2012, 237 rigs in 2011 and 207 rigs in 2010. Revenue in the Offshore segment declined in 2012, after remaining steady in 2011 and 2010. Rig utilization for offshore rigs was 79 percent in 2012, compared to 77 percent in 2011 and 80 percent in 2010. Revenue in the International Land segment increased in 2012 after declining in 2011 from 2010. Rig utilization in our International Land segment was 77 percent in 2012, 70 percent in 2011 and 71 percent in 2010.

        In 2011, we had a $0.9 million gain from the sale of investment securities. We did not sell any investment securities in 2012 or 2010. Interest and dividend income was $1.4 million, $2.0 million and $1.8 million in 2012, 2011 and 2010, respectively.

        Direct operating costs in 2012 were $1.8 billion or 56 percent of operating revenues, compared with $1.4 billion or 56 percent of operating revenues in 2011 and $1.1 billion or 57 percent of operating revenues in 2010.

        Depreciation expense was $387.5 million in 2012, $315.5 million in 2011 and $262.7 million in 2010. Included in depreciation are abandonments of equipment of $16.4 million in 2012, $4.9 million in 2011 and $4.2 million in 2010. Depreciation expense, exclusive of the abandonments, increased over the three-year period as we placed into service 48 new rigs in 2012, 36 in 2011 and 23 in 2010. Depreciation expense in 2013 is expected to increase from 2012 from new rigs placed into service during 2012 and additional rigs placed into service during 2013. (See Liquidity and Capital Resources.)

        As conditions warrant, management performs an analysis of the industry market conditions impacting its long-lived assets in each drilling segment. Based on this analysis, management determines if any impairment is required. In 2012, 2011 and 2010, no impairment was recorded.

        General and administrative expenses totaled $107.3 million in 2012, $91.5 million in 2011 and $81.5 million in 2010. The $15.8 million increase in 2012 from 2011 is due to increases in salaries, bonuses, and stock-based compensation of approximately $12.5 million associated with growth in the number of employees and increases in wages in comparative periods. The remaining increase is primarily due to higher professional services and to other corporate overhead associated with supporting continued growth of our drilling business.

        Interest expense was $8.7 million in 2012, $17.4 million in 2011 and $17.2 million in 2010. Interest expense is primarily attributable to the fixed-rate debt outstanding. Interest expense decreased in 2012 from 2011 primarily due to a reduction in outstanding debt balances, a reduction in interest related to uncertain tax positions, interest accrued for settlement of a lawsuit in 2011 not incurred in 2012 and an increase in capitalized interest. Capitalized interest was $12.9 million, $8.2 million and $6.4 million in 2012, 2011 and 2010, respectively. All of the capitalized interest is attributable to our rig construction program.

        The provision for income taxes totaled $329.0 million in 2012, $252.4 million in 2011 and $152.2 million in 2010. The effective income tax rate was 36 percent in 2012 compared to 37 percent in 2011 and 35 percent in 2010. Deferred income taxes are provided for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. Recoverability of any tax assets are evaluated and necessary allowances are provided. The carrying value of the net deferred tax assets is based on management's judgments using certain estimates and assumptions that we will be able to generate sufficient future taxable income in certain tax jurisdictions to realize the benefits of such assets. If these estimates and related assumptions change in the future, additional valuation allowances may be recorded against the deferred tax assets resulting in additional income tax expense in the future. (See Note 4 of the Consolidated Financial Statements for additional income tax disclosures.)

        During 2012, 2011 and 2010, we incurred $16.1 million, $15.8 million and $12.3 million, respectively, of research and development expenses primarily related to the ongoing development of the rotary steerable system tools. We anticipate research and development expenses to continue during 2013.

        In 2012, we had income from discontinued operations of $7.4 million compared to a loss from discontinued operations in 2011 and 2010 of $0.5 million and $129.8 million, respectively. In the fourth fiscal quarter of 2012, we settled an arbitration dispute with a third party not affiliated with the Venezuelan government, Petroleos de Venezuela, S.A. ("Petroleo") or PDVSA Petroleo, S.A. ("PDVSA") related to the seizure of our property in Venezuela. Proceeds of $7.5 million were received and recorded as discontinued operations. The loss from discontinued operations in 2011 and 2010 was the result of our Venezuelan drilling business, including eleven rigs and associated real and personal property, being seized by the Venezuelan government on June 30, 2010. In 2010, we derecognized our Venezuela property and equipment and warehouse inventory and wrote off other accounts where future cash inflows and outflows associated with them were no longer expected to occur.

        Our wholly-owned subsidiaries, Helmerich & Payne International Drilling Co. and Helmerich & Payne de Venezuela, C.A., filed a lawsuit in the United States District Court for the District of Columbia on September 23, 2011 against the Bolivarian Republic of Venezuela, Petroleo and PDVSA. Our subsidiaries seek damages for the taking of their Venezuelan drilling business in violation of international law and for breach of contract. Additionally, we are participating in another arbitration against a third party not affiliated with the Venezuelan government, Petroleo or PDVSA in an attempt to collect an aggregate $50 million relating to the seizure of our property in Venezuela. The arbitration hearing is presently scheduled for late May 2013.

        While there exists the possibility of realizing a recovery, we are currently unable to determine the timing or amounts we may receive, if any, or the likelihood of recovery. No gain contingencies are recognized in our Consolidated Financial Statements.

        The following tables summarize operations by reportable operating segment.

Comparison of the years ended September 30, 2012 and 2011

	2012	2011	% Change
	(in thousands, except operating statistics)
U.S. LAND OPERATIONS
Operating revenues	$2,678,475	$2,100,508	27.5%
Direct operating expenses	1,407,986	1,119,700	25.7
General and administrative expense	30,798	25,066	22.9
Depreciation	332,723	264,127	26.0

Segment operating income	$906,968	$691,615	31.1

Operating Statistics:
Revenue days	86,340	73,905	16.8%
Average rig revenue per day	$27,737	$25,809	7.5
Average rig expense per day	$13,022	$12,538	3.9
Average rig margin per day	$14,715	$13,271	10.9
Number of rigs at end of period	282	248	13.7
Rig utilization	89%	86%	3.5

  Operating statistics for per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses of $283,640 and $193,093 for 2012 and 2011, respectively.

        Operating income in the U.S. Land segment increased to $907.0 million in 2012 from $691.6 million in 2011. Included in U.S. land revenues for 2012 and 2011 is approximately $10.1 million and $5.4 million, respectively, from early termination revenue. Excluding early termination related revenue, the average revenue per day for 2012 increased by $1,885 to $27,620 from $25,735 in 2011, primarily attributable to increases in dayrates in 2012 compared to 2011.

        Direct operating expenses increased 25.7 percent in 2012 from 2011; however, the expense as a percentage of revenue was 53 percent in both 2012 and 2011.

        Rig utilization increased to 89 percent in 2012 from 86 percent in 2011. The total number of rigs at September 30, 2012 was 282 compared to 248 rigs at September 30, 2011. The net increase is due to 46 new FlexRigs having been completed and placed into service, 3 FlexRigs transferred to the International Land segment, 3 idle conventional rigs sold, and four older mechanical highly mobile rigs and two older conventional rigs removed from service.

        Depreciation includes charges for abandoned equipment of $15.9 million and $3.8 million in 2012 and 2011, respectively. Excluding the abandonment amounts, depreciation in 2012 increased 22 percent from 2011 due to the increase in available rigs.

        We expect to complete and deliver approximately four rigs per month through early calendar 2013. Like those completed in fiscal 2012, each of these new rigs is committed to work for an exploration and production company under a fixed multi-year term contract, performing drilling services on a daywork contract basis. As a result of the new FlexRigs added in fiscal 2012 and additional rigs scheduled for completion in fiscal 2013, we anticipate depreciation expense to continue to increase in fiscal 2013.

        At September 30, 2012, 231 out of 282 existing rigs in the U.S. Land segment were generating revenue. Of the 231 rigs generating revenue, 158 were under fixed-term contracts, and 73 were working in the spot market. At November 15, 2012, the number of existing rigs under fixed-term contracts in the segment was 159 and the number of rigs working in the spot market increased to 78.

Comparison of the years ended September 30, 2012 and 2011

	2012	2011	% Change
	(in thousands, except operating statistics)
OFFSHORE OPERATIONS
Operating revenues	$189,086	$201,417	(6.1)%
Direct operating expenses	126,470	135,368	(6.6)
General and administrative expense	7,386	6,074	21.6
Depreciation	13,455	14,684	(8.4)

Segment operating income	$41,775	$45,291	(7.8)

Operating Statistics:
Revenue days	2,625	2,544	3.2%
Average rig revenue per day	$53,927	$51,794	4.1
Average rig expense per day	$33,051	$29,379	12.5
Average rig margin per day	$20,876	$22,415	(6.9)
Number of rigs at end of period	9	9	—
Rig utilization	79%	77%	2.6

  Operating statistics of per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses of $18,346 and $33,718 for 2012 and 2011, respectively. Also excluded are the effects of offshore platform management contracts and currency revaluation expense.

        Segment operating income and average rig margin per day in our Offshore segment declined in 2012 from 2011 partly because our rig previously working offshore Trinidad completed its contract in the first quarter of fiscal 2012, returned to the U.S. during the second quarter of fiscal 2012 and was idle the remainder of the fiscal year. Additionally, a second rig was on standby for five months during 2012 compared to working all of 2011.

Comparison of the years ended September 30, 2012 and 2011

	2012	2011	% Change
	(in thousands, except operating statistics)
INTERNATIONAL LAND OPERATIONS
Operating revenues	$270,027	$226,849	19.0%
Direct operating expenses	215,642	175,728	22.7
General and administrative expense	3,318	3,392	(2.2)
Depreciation	30,701	28,018	9.6

Segment operating income	$20,366	$19,711	3.3

Operating Statistics:
Revenue days	7,343	6,406	14.6%
Average rig revenue per day	$32,998	$31,633	4.3
Average rig expense per day	$25,524	$23,416	9.0
Average rig margin per day	$7,474	$8,217	(9.0)
Number of rigs at end of period	29	24	20.8
Rig utilization	77%	70%	10.0

  Operating statistics of per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses of $27,720 and $24,207 for 2012 and 2011, respectively. Also excluded are the effects of currency revaluation expense.

        The International Land segment had operating income of $20.4 million for 2012 compared to $19.7 million for 2011.

        Revenues in 2012 increased by $43.2 million from 2011 in our international land operations with rig utilization increasing to 77 percent in 2012 from 70 percent in 2011. The total number of rigs at September 30, 2012 was 29 compared to 24 rigs at September 30, 2011. The increase was due to two new FlexRigs having been completed and placed into service and three FlexRigs transferred from the U.S. Land segment.

        Segment operating income and average margin per day decreased in 2012 compared to 2011 primarily due to early termination revenue earned in 2011 and higher operating expenses in 2012.

Comparison of the years ended September 30, 2011 and 2010

	2011	2010	% Change
	(in thousands, except operating statistics)
U.S. LAND OPERATIONS
Operating revenues	$2,100,508	$1,412,495	48.7%
Direct operating expenses	1,119,700	772,766	44.9
General and administrative expense	25,066	23,799	5.3
Depreciation	264,127	211,652	24.8

Segment operating income	$691,615	$404,278	71.1

Operating Statistics:
Revenue days	73,905	55,051	34.2%
Average rig revenue per day	$25,809	$23,909	7.9
Average rig expense per day	$12,538	$12,288	2.0
Average rig margin per day	$13,271	$11,621	14.2
Number of rigs at end of period	248	220	12.7
Rig utilization	86%	73%	17.8

  Operating statistics for per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses of $193,093 and $96,304 for 2011 and 2010, respectively. Rig utilization excludes one FlexRig completed and ready for delivery at September 30, 2010.

        Operating income in the U.S. Land segment increased to $691.6 million in 2011 from $404.3 million in 2010. Included in U.S. land revenues for 2011 and 2010 was approximately $5.4 million and $41.2 million, respectively, from early termination revenue and revenue from customers that requested delivery delays for new FlexRigs. Excluding early termination related revenue and customer requested delivery delay revenue for new FlexRigs, the average revenue per day for 2011 increased by $2,574 to $25,735 from $23,161 in 2010, primarily attributable to increases in dayrates in 2011 compared to 2010.

        Direct operating expenses increased 44.9 percent in 2011 from 2010; however, the expense as a percentage of revenue decreased to 53 percent in 2011 from 55 percent in 2010. The average rig expense per day increased by only $250 during 2011.

        Rig utilization increased to 86 percent in 2011 from 73 percent in 2010. The total number of rigs at September 30, 2011 was 248 compared to 220 rigs at September 30, 2010. The net increase was due to 35 new FlexRigs completed and placed into service, five transferred from the International Land segment, one transferred to the International Land segment, four sold and seven old mechanical highly mobile rigs removed from service.

        Depreciation includes charges for abandoned equipment of $3.8 million and $3.5 million in 2011 and 2010, respectively. Excluding the abandonment amounts, depreciation in 2011 increased 25 percent from 2010 due to the increase in available rigs.

Comparison of the years ended September 30, 2011 and 2010

	2011	2010	% Change
	(in thousands, except operating statistics)
OFFSHORE OPERATIONS
Operating revenues	$201,417	$202,734	(0.6)%
Direct operating expenses	135,368	131,325	3.1
General and administrative expense	6,074	5,821	4.3
Depreciation	14,684	12,519	17.3

Segment operating income	$45,291	$53,069	(14.7)

Operating Statistics:
Revenue days	2,544	2,642	(3.7)%
Average rig revenue per day	$51,794	$47,534	9.0
Average rig expense per day	$29,379	$24,653	19.2
Average rig margin per day	$22,415	$22,881	(2.0)
Number of rigs at end of period	9	9	—
Rig utilization	77%	80%	(3.8)

  Operating statistics of per day revenue, expense and margin do not include reimbursements of "out-of-pocket" expenses of $33,718 and $37,594 for 2011 and 2010, respectively. Also excluded are the effects of offshore platform management contracts and currency revaluation expense.

        Segment operating income in our Offshore segment declined by 14.7 percent in 2011 from 2010 primarily due to a decrease in revenue days. The decrease in revenue days was primarily due to the temporary stacking of a rig in early fiscal 2011 compared to the same rig working all of 2010.

Comparison of the years ended September 30, 2011 and 2010

	2011	2010	% Change
	(in thousands, except operating statistics)
INTERNATIONAL LAND OPERATIONS
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

LIQUIDITY AND CAPITAL RESOURCES

        Our capital spending was $1.1 billion in 2012, $694.3 million in 2011 and $329.6 million in 2010. Net cash provided from operating activities was $1.0 billion in 2012, $977.6 million in 2011 and $462.3 million in 2010. Our 2013 capital spending is currently estimated at $740 million. In addition to capital maintenance requirements, tubulars and other special projects, this annual estimate includes the completion of new FlexRigs that are already under long-term contracts and capital components and spares to either service existing rigs or be used to build additional rigs.

        Historically, we have financed operations primarily through internally generated cash flows. In periods when internally generated cash flows are not sufficient to meet liquidity needs, we will either borrow from available credit sources or we may sell portfolio securities. Likewise, if we are generating excess cash flows, we may invest in short-term money market securities.

        We manage a portfolio of marketable securities that, at the close of fiscal 2012, had a fair value of $451.6 million. Our investments in Atwood Oceanics, Inc. ("Atwood") and Schlumberger, Ltd. made up 96 percent of the portfolio's fair value on September 30, 2012. The value of the portfolio is subject to fluctuation in the market and may vary considerably over time. Excluding our investments in limited partnerships carried at cost, the portfolio is recorded at fair value on our balance sheet.

        We generated cash proceeds from the sale of an investment in a limited partnership of $3.9 million in 2011. We did not sell any portfolio securities in 2012 or 2010. Subsequent to September 30, 2012, we sold our share in three limited partnerships that were primarily invested in international equities. Proceeds of approximately $18.1 million were received during the first quarter of fiscal 2013.

        Our proceeds from asset sales totaled $39.9 million in 2012, $26.8 million in 2011 and $7.9 million in 2010. Income from asset sales in 2012 totaled $19.2 million which includes the sale of three conventional rigs. In each year we also had sales of old or damaged rig equipment and drill pipe used in the ordinary course of business.

        We have $75 million of intermediate-term unsecured debt obligations that mature in August 2014. The interest rate through maturity will be 6.56 percent. The terms of the debt obligations require that we maintain a ratio of debt to total capitalization of less than 55 percent.

        We have $160 million senior unsecured fixed-rate notes outstanding at September 30, 2012 that mature over a period from July 2013 to July 2016. Interest on the notes is paid semi-annually based on an annual rate of 6.10 percent. Annual principal repayments of $40 million are due July 2013 through July 2016. Financial covenants require that we maintain a funded leverage ratio of less than 55 percent and an interest coverage ratio (as defined) of not less than 2.50 to 1.00.

        On May 25, 2012, we entered into an agreement with a multi-bank syndicate for a $300 million unsecured revolving credit facility that will mature May 25, 2017. We anticipate that the majority of any borrowings under the facility will accrue interest at a spread over the London Interbank Offered Rate (LIBOR). We will also pay a commitment fee based on the unused balance of the facility. Borrowing spreads as well as commitment fees are determined according to a scale based on a ratio of our total debt to total capitalization. The LIBOR spread ranges from 1.125 percent to 1.75 percent per annum and commitment fees range from .15 percent to .35 percent per annum. Based on our debt to total capitalization on September 30, 2012, the LIBOR spread and commitment fees would be 1.125 percent and .15 percent, respectively. Financial covenants in the facility require us to maintain a funded leverage ratio (as defined) of less than 50 percent and interest coverage ratio (as defined) of not less than 3.00 to 1.00. The credit facility contains additional terms, conditions, restrictions and covenants that we believe are usual and customary in unsecured debt arrangements for companies of similar size and credit quality. As of September 30, 2012, there were no borrowings and one letter of credit outstanding in the amount of $3.5 million. The $3.5 million letter of credit was issued to guarantee a separate line of credit for an international subsidiary. At September 30, 2012, we had $296.5 million available to borrow under our $300 million unsecured credit facility.

        At September 30, 2012, we had two collateral trusts totaling $26.1 million that were classified as restricted cash and included in prepaid expense and other in the Consolidated Balance Sheet. Subsequent to September 30, 2012, we terminated both collateral trusts and proceeds totaling $26.1 million were returned to us. We replaced the collateral trusts with two letters of credit totaling $27.2 million. This reduced the amount available to borrow under the $300 million unsecured credit facility to approximately $269.3 million.

        At September 30, 2012, we had two stand-by letters of credit that were issued separately from the $300 million unsecured credit facility. One letter of credit for $0.1 million was issued by a bank on our behalf to support customs and transportation guaranties that were required to move a rig between two international locations. The second letter of credit for $0.2 million was issued by a bank on our behalf to guarantee payment of certain expenses incurred by an international transportation vendor. Subsequent to September 30, 2012, we issued two letters of credit totaling $12 million to a bank for the purposes of issuing two performance guaranties required under an international drilling contract. These letters of credit were issued separate from the $300 million credit facility and therefore did not reduce that borrowing capacity.

        The applicable agreements for all of the unsecured debt described above contain additional terms, conditions and restrictions that we believe are usual and customary in unsecured debt arrangements for companies that are similar in size and credit quality. At September 30, 2012, we were in compliance with all debt covenants.

        At September 30, 2012, we had 176 existing rigs with contracts under fixed terms with original term durations ranging from six months to seven years, with some expiring in fiscal 2013. The contracts provide for termination at the election of the customer, with an early termination payment to be paid if a contract is terminated prior to the expiration of the fixed term. While most of our customers are primarily major oil companies and large independent oil companies, a risk exists that a customer, especially a smaller independent oil company, may become unable to meet its obligations and may exercise its early termination election in the future and not be able to pay the early termination fee. Although not expected at this time, our future revenue and operating results could be negatively impacted if this were to happen.

        Our operating cash requirements, scheduled debt repayments, any stock repurchases and estimated capital expenditures, including our rig construction program, for fiscal 2013 are expected to be funded through current cash, cash provided from operating activities and, possibly, from funds available under our credit facility and from sales of available-for-sale securities.

        The current ratio was 2.4 at September 30, 2012 and 2.3 at September 30, 2011. The long-term debt to total capitalization ratio, including the current portion of long-term debt, was six percent at September 30, 2012 compared to ten percent at September 30, 2011.

        During 2012, we purchased 1,747,819 common shares at an aggregate cost of $77.6 million, which are held as treasury shares. During 2012, we paid dividends of $0.28 per share, or a total of $30.0 million, representing the 40th consecutive year of dividend increases.

STOCK PORTFOLIO HELD

September 30, 2012	Number of Shares	Cost Basis	Market Value
	(in thousands, except share amounts)
Atwood Oceanics, Inc.	8,000,000	$121,498	$363,600
Schlumberger, Ltd.	967,500	7,685	69,979
Other		9,350	18,026

Total		$138,533	$451,605

Material Commitments

        We have no off balance sheet arrangements other than operating leases discussed below. Our contractual obligations as of September 30, 2012, are summarized in the table below in thousands:

	Payments due by year
Contractual Obligations	Total	2013	2014	2015	2016	2017	After 2017
Long-term debt and estimated interest (a)	$267,139	$54,205	$126,564	$44,405	$41,965	$—	$—
Operating leases (b)	34,430	5,728	3,942	3,027	2,412	2,380	16,941
Purchase obligations (b)	193,789	193,789	—	—	—	—	—

Total contractual obligations	$495,358	$253,722	$130,506	$47,432	$44,377	$2,380	$16,941

  (a)
  Interest on fixed-rate debt was estimated based on principal maturities. See Note 3 "Debt" to our Consolidated Financial Statements.
  (b)
  See Note 14 "Commitments and Contingencies" to our Consolidated Financial Statements.

        The above table does not include obligations for our pension plan or amounts recorded for uncertain tax positions.

        In 2012, we contributed $8.3 million to the pension plan. Based on current information available from plan actuaries, we estimate contributing at least $0.1 million in 2013 to meet the minimum contribution required by law. We expect to make additional contributions in 2013 to fund unexpected distributions in lieu of liquidating pension assets. Future contributions beyond 2013 are difficult to estimate due to multiple variables involved.

        At September 30, 2012, we had $14.6 million recorded for uncertain tax positions and related interest and penalties. However, the timing of such payments to the respective taxing authorities cannot be estimated at this time. Income taxes are more fully described in Note 4 to the Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        The Consolidated Financial Statements are impacted by the accounting policies used and by the estimates and assumptions made by management during their preparation. These estimates and assumptions are evaluated on an on-going basis. Estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following is a discussion of the critical accounting policies and estimates used in our financial statements. Other significant accounting policies are summarized in Note 1 to the Consolidated Financial Statements.

        Property, Plant and Equipment    Property, plant and equipment, including renewals and betterments, are stated at cost, while maintenance and repairs are expensed as incurred. Interest costs applicable to the construction of qualifying assets is capitalized as a component of the cost of such assets. We account for the depreciation of property, plant and equipment using the straight-line method over the estimated useful lives of the assets considering the estimated salvage value of the property, plant and equipment. Both the estimated useful lives and salvage values require the use of management estimates. Certain events, such as unforeseen changes in operations, technology or market conditions, could materially affect our estimates and assumptions related to depreciation. Management believes that these estimates have been materially accurate in the past. For the years presented in this report, no significant changes were made to the determinations of useful lives or salvage values. Upon retirement or other disposal of fixed assets, the cost and related accumulated depreciation are removed from the respective accounts and any gains or losses are recorded in the results of operations.

        Impairment of Long-lived Assets    Management assesses the potential impairment of our long-lived assets whenever events or changes in conditions indicate that the carrying value of an asset may not be recoverable. Changes that could prompt such an assessment may include equipment obsolescence, changes in the market demand for a specific asset, periods of relatively low rig utilization, declining revenue per day, declining cash margin per day, completion of specific contracts and/or overall changes in general market conditions. If a review of the long-lived assets indicates that the carrying value of certain of these assets is more than the estimated undiscounted future cash flows, an impairment charge is made to adjust the carrying value to the estimated fair market value of the asset. The fair value of drilling rigs is determined based upon estimated discounted future cash flows or estimated fair market value, if available. Cash flows are estimated by management considering factors such as prospective market demand, recent changes in rig technology and its effect on each rig's marketability, any cash investment required to make a rig marketable, suitability of rig size and makeup to existing platforms, and competitive dynamics due to lower industry utilization. Fair value is estimated, if applicable, considering factors such as recent market sales of rigs of other companies and our own sales of rigs, appraisals and other factors. Use of different assumptions could result in an impairment charge different from that reported.

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

        Self-Insurance Accruals    We self-insure a significant portion of expected losses relating to worker's compensation, general liability, employer's liability and automobile liability. Generally, deductibles range from $1 million to $3 million per occurrence depending on the coverage and whether a claim occurs outside or inside of the United States. Insurance is purchased over deductibles to reduce our exposure to catastrophic events. Estimates are recorded for incurred outstanding liabilities for worker's compensation, general liability claims and for claims that are incurred but not reported. Estimates are based on adjusters' estimates, historic experience and statistical methods that we believe are reliable. Nonetheless, insurance estimates include certain assumptions and management judgments regarding the frequency and severity of claims, claim development and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense that would be reported under these programs.

        Our wholly-owned captive insurance company finances a significant portion of the physical damage risk on company-owned drilling rigs as well as international casualty deductibles. With the exception of "named wind storm" risk in the Gulf of Mexico, we insure rig and related equipment at values that approximate the current replacement cost on the inception date of the policy. We self-insure a $5 million per occurrence deductible, as well as 20 percent of the estimated replacement cost of offshore rigs and 30 percent of the estimated replacement cost for land rigs and equipment. We have two insurance policies covering eight offshore platform rigs for "named windstorm" risk in the Gulf of Mexico. The first policy covers four rigs and has a $75 million aggregate insurance limit over a $3 million deductible. The second policy covers four rigs and has a $40 million aggregate limit and a $3.5 million deductible. We maintain certain other insurance coverage with deductibles as high as $2.5 million. Excess insurance is purchased over these coverage amounts to limit our exposure to catastrophic claims, but there can be no assurance that such coverage will respond or be adequate in all circumstances. Retained losses are estimated and accrued based upon our estimates of the aggregate liability for claims incurred and, using adjuster's estimates, our historical loss experience or estimation methods that are believed to be reliable. Nonetheless, insurance estimates include certain assumptions and management judgments regarding the frequency and severity of claims, claim development and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense and related liabilities. We self-insure a number of other risks including loss of earnings and business interruption.

        Pension Costs and Obligations    Our pension benefit costs and obligations are dependent on various actuarial assumptions. We make assumptions relating to discount rates and expected return on plan assets. Our discount rate is determined by matching projected cash distributions with the appropriate corporate bond yields in a yield curve analysis. The discount rate was lowered from 4.33 percent to 4.06 percent as of September 30, 2012 to reflect changes in the market conditions for high-quality fixed-income investments. The expected return on plan assets is determined based on historical portfolio results and future expectations of rates of return. Actual results that differ from estimated assumptions are accumulated and amortized over the estimated future working life of the plan participants and could therefore affect the expense recognized and obligations in future periods. As of September 30, 2006, the Pension Plan was frozen and benefit accruals were discontinued. As a result, the rate of compensation increase assumption has been eliminated from future periods. We anticipate pension expense to be approximately $1.2 million in 2013.

        Stock-Based Compensation    Historically, we have granted stock-based awards to key employees and non-employee directors as part of their compensation. We estimate the fair value of all stock option awards as of the date of grant by applying the Black-Scholes option-pricing model. The application of this valuation model involves assumptions, some of which are judgmental and highly sensitive. These assumptions include, among others, the expected stock price volatility, the expected life of the stock options and the risk-free interest rate. Expected volatilities were estimated using the historical volatility of our stock based upon the expected term of the option. We consider information in determining the grant date fair value that would have indicated that future volatility would be expected to be significantly different from historical volatility. The expected term of the option was derived from historical data and represents the period of time that options are estimated to be outstanding. The risk-free interest rate for periods within the estimated life of the option was based on the U.S. Treasury Strip rate in effect at the time of the grant. The fair value of each award is amortized on a straight-line basis over the vesting period for awards granted to employees. Stock-based awards granted to non-employee directors are expensed immediately upon grant.

        The fair value of restricted stock awards is determined based on the closing price of our common stock on the date of grant. We amortize the fair value of restricted stock awards to compensation expense on a straight-line basis over the vesting period. At September 30, 2012, unrecognized compensation cost related to unvested restricted stock was $13.3 million. The cost is expected to be recognized over a weighted-average period of 2.6 years.

        Revenue Recognition    Contract drilling revenues are comprised of daywork drilling contracts for which the related revenues and expenses are recognized as services are performed and collection is reasonably assured. For certain contracts, we receive payments contractually designated for the mobilization of rigs and other drilling equipment. Mobilization payments received, and direct costs incurred for the mobilization, are deferred and recognized over the term of the related drilling contract. Costs incurred to relocate rigs and other drilling equipment to areas in which a contract has not been secured are expensed as incurred. Reimbursements received for out-of-pocket expenses are recorded as both revenues and direct costs. For contracts that are terminated prior to the specified term, early termination payments received by us are recognized as revenues when all contractual requirements are met.

NEW ACCOUNTING STANDARDS

        On October 1, 2011, we adopted the provisions of Accounting Standards Update ("ASU") No. 2010-06, Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements, requiring a reconciliation of purchases, sales, issuance, and settlements of financial instruments valued with a Level 3 method, which is used to price the hardest to value instruments. The adoption had no impact on the Consolidated Financial Statements.

        On May 12, 2011, the Financial Accounting Standards Board ("FASB") issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and

Disclosure Requirements in U.S. GAAP and IFRSs. ASU No. 2011-04 is intended to create consistency between U.S. GAAP and International Financial Reporting Standards ("IFRS") on the definition of fair value and on the guidance on how to measure fair value and on what to disclose about fair value measurements. ASU No. 2011-04 will be effective for financial statements issued for fiscal periods beginning after December 15, 2011, with early adoption prohibited for public entities. We do not expect the adoption of these provisions to have a material impact on the Consolidated Financial Statements.

        On June 16, 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU No. 2011-05 was issued to increase the prominence of other comprehensive income ("OCI") in financial statements. The guidance provides two options for presenting OCI. An OCI statement can be included with the net income statement, which together will make a statement of total comprehensive income. Alternatively, an OCI statement can be separate from a net income statement but the two statements will have to appear consecutively within a financial report. ASU No. 2011-05 will be applied retrospectively and is effective for fiscal periods beginning after December 15, 2011 with early adoption permitted. We are currently evaluating the method of presentation but the adoption on October 1, 2012 will have no impact on the Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Foreign Currency Exchange Rate Risk    We have operations in several South American countries, Africa and the Middle East. Our exposure to currency valuation losses is usually immaterial due to the fact that virtually all invoice billings and receipts in other countries are in U.S. dollars.

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

        Interest Rate Risk    Our interest rate risk exposure results primarily from short-term rates, mainly LIBOR-based, on borrowings from our commercial banks. Because all of our debt at September 30, 2012 has fixed-rate interest obligations, there is no current risk due to interest rate fluctuation.

        The following tables provide information as of September 30, 2012 and 2011 about our interest rate risk sensitive instruments:

INTEREST RATE RISK AS OF SEPTEMBER 30, 2012 (dollars in thousands)

	2013	2014	2015	2016	2017	After 2017	Total	Fair Value 9/30/12
Fixed-Rate Debt	$40,000	$115,000	$40,000	$40,000	$—	$—	$235,000	$252,705
Average Interest Rate	6.1%	6.5%	6.1%	6.1%	—%	—%	6.3%
Variable Rate Debt	$—	$—	$—	$—	$—	$—	$—	$—
Average Interest Rate

INTEREST RATE RISK AS OF SEPTEMBER 30, 2011 (dollars in thousands)

	2012	2013	2014	2015	2016	After 2016	Total	Fair Value 9/30/11
Fixed-Rate Debt	$115,000	$40,000	$115,000	$40,000	$40,000	$—	$350,000	$376,882
Average Interest Rate	6.4%	6.1%	6.5%	6.1%	6.1%	—%	6.3%
Variable Rate Debt	$—	$—	$—	$—	$—	$—	$—	$—
Average Interest Rate

        Equity Price Risk    On September 30, 2012, we had a portfolio of securities with a total fair value of $451.6 million. The total fair value of the portfolio of securities was $348.5 million at September 30, 2011. The fair value in Atwood and Schlumberger, Ltd. was $433.6 million or 96 percent of the portfolio's fair value at September 30, 2012. We make no specific plans to sell securities, but rather sell securities based on market conditions and other circumstances. These securities are subject to a wide variety and number of market-related risks that could substantially reduce or increase the fair value of our holdings. Except for our investments in limited partnerships carried at cost, the portfolio is recorded at fair value on the balance sheet with changes in unrealized after-tax value reflected in the equity section of the balance sheet. Subsequent to September 30, 2012, we sold our share in the limited partnerships. At November 15, 2012, the total fair value of the remaining securities had increased to approximately $437.9 million with an estimated after-tax value of $278.1 million. Currently, the fair value exceeds the cost of the investments. We continually monitor the fair value of the investments but are unable to predict future market volatility and any potential impact to the Consolidated Financial Statements.

 Report of Independent Registered Public Accounting Firm

HELMERICH & PAYNE, INC.

The Board of Directors and Shareholders
Helmerich & Payne, Inc.

        We have audited the accompanying consolidated balance sheets of Helmerich & Payne, Inc. as of September 30, 2012 and 2011, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Helmerich & Payne, Inc. at September 30, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2012, in conformity with U.S. generally accepted accounting principles.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Helmerich & Payne, Inc.'s internal control over financial reporting as of September 30, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 21, 2012 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Tulsa, Oklahoma
November 21, 2012

Consolidated Statements of Income

HELMERICH & PAYNE, INC.

	Years Ended September 30,
	2012	2011	2010
	(in thousands, except per share amounts)
Operating revenues
Drilling—U.S. Land	$2,678,475	$2,100,508	$1,412,495
Drilling—Offshore	189,086	201,417	202,734
Drilling—International Land	270,027	226,849	247,179
Other	14,214	15,120	12,754

	3,151,802	2,543,894	1,875,162

Operating costs and expenses
Operating costs, excluding depreciation	1,750,510	1,432,602	1,071,959
Depreciation	387,549	315,468	262,658
Research and development	16,060	15,764	12,262
General and administrative	107,307	91,452	81,479
Income from asset sales	(19,223)	(13,903)	(4,992)

	2,242,203	1,841,383	1,423,366

Operating income from continuing operations	909,599	702,511	451,796
Other income (expense)
Interest and dividend income	1,380	1,951	1,811
Interest expense	(8,653)	(17,355)	(17,158)
Gain on sale of investment securities	—	913	—
Other	254	(953)	1,787

	(7,019)	(15,444)	(13,560)

Income from continuing operations before income taxes	902,580	687,067	438,236
Income tax provision	328,971	252,399	152,155

Income from continuing operations	573,609	434,668	286,081
Income (loss) from discontinued operations before income taxes	7,355	(487)	(125,944)
Income tax provision (benefit)	(81)	(5)	3,825

Income (loss) from discontinued operations	7,436	(482)	(129,769)

NET INCOME	$581,045	$434,186	$156,312

Basic earnings per common share:
Income from continuing operations	$5.35	$4.06	$2.70
Income (loss) from discontinued operations	$0.07	$—	$(1.23)

Net income	$5.42	$4.06	$1.47

Diluted earnings per common share:
Income from continuing operations	$5.27	$3.99	$2.66
Income (loss) from discontinued operations	$0.07	$—	$(1.21)

Net income	$5.34	$3.99	$1.45

Weighted average shares outstanding (in thousands):
Basic	106,819	106,643	105,711
Diluted	108,377	108,632	107,404

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets

HELMERICH & PAYNE, INC.

Assets

	September 30,
	2012	2011
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	$96,095	$364,246
Accounts receivable, less reserve of $942 in 2012 and $776 in 2011	620,489	460,540
Inventories	78,777	54,407
Deferred income taxes	17,555	19,855
Prepaid expenses and other	74,693	49,736
Current assets of discontinued operations	7,619	7,529

Total current assets	895,228	956,313

INVESTMENTS	451,144	347,924

PROPERTY, PLANT AND EQUIPMENT, at cost:
Contract drilling equipment	5,743,354	4,834,985
Construction in progress	215,754	232,703
Real estate properties	62,177	61,476
Other	284,813	211,897

	6,306,098	5,341,061
Less-Accumulated depreciation	1,954,527	1,663,991

Net property, plant and equipment	4,351,571	3,677,070

NONCURRENT ASSETS:
Other assets	23,142	22,584

TOTAL ASSETS	$5,721,085	$5,003,891

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets (Continued)

HELMERICH & PAYNE, INC.

Liabilities and Shareholders' Equity

	September 30,
	2012	2011
	(in thousands, except share data and per share amounts)
CURRENT LIABILITIES:
Accounts payable	$159,420	$103,852
Accrued liabilities	176,615	192,898
Long-term debt due within one year	40,000	115,000
Current liabilities of discontinued operations	5,129	4,979

Total current liabilities	381,164	416,729

NONCURRENT LIABILITIES:
Long-term debt	195,000	235,000
Deferred income taxes	1,209,040	975,280
Other	98,393	104,285
Noncurrent liabilities of discontinued operations	2,490	2,550

Total noncurrent liabilities	1,504,923	1,317,115

SHAREHOLDERS' EQUITY:
Common stock, $.10 par value, 160,000,000 shares authorized, 107,598,889 and 107,243,473 shares issued as of September 30, 2012 and 2011, respectively, and 105,697,693 and 107,086,324 shares outstanding as of September 30, 2012 and 2011, respectively	10,760	10,724
Preferred stock, no par value, 1,000,000 shares authorized, no shares issued	—	—
Additional paid-in capital	236,240	210,909
Retained earnings	3,505,295	2,954,210
Accumulated other comprehensive income	166,807	98,908

	3,919,102	3,274,751
Less treasury stock, 1,901,196 shares in 2012 and 157,149 shares in 2011, at cost	84,104	4,704

Total shareholders' equity	3,834,998	3,270,047

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$5,721,085	$5,003,891

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

HELMERICH & PAYNE, INC.

	Common Stock				Accumulated Other Comprehensive Income (Loss)	Treasury Stock
			Additional Paid-In Capital	Retained Earnings
	Shares	Amount				Shares	Amount	Total
	(in thousands, except per share amounts)
Balance, September 30, 2009	107,058	$10,706	$176,039	$2,414,942	$112,451	1,572	$(31,129)	$2,683,009
Comprehensive Income:
Net income				156,312				156,312
Other comprehensive loss:
Unrealized losses on available-for-sale securities, net					(22,885)			(22,885)
Amortization of net periodic benefit costs—net of actuarial loss					(5,459)			(5,459)

Total other comprehensive loss								(28,344)

Total comprehensive income								127,968

Dividends declared ($.22 per share)				(23,337)				(23,337)
Exercise of stock options			(2,721)			(263)	2,519	(202)
Tax benefit of stock-based awards, including excess tax benefits of $3.9 million			4,172					4,172
Treasury stock issued for vested restricted stock			(1,445)			(70)	1,445	—
Stock-based compensation			15,855					15,855

Balance, September 30, 2010	107,058	10,706	191,900	2,547,917	84,107	1,239	(27,165)	2,807,465
Comprehensive Income:
Net income				434,186				434,186
Other comprehensive income (loss):
Unrealized gains on available-for-sale securities, net					18,414			18,414
Amortization of net periodic benefit costs—net of actuarial loss					(3,613)			(3,613)

Total other comprehensive income								14,801

Total comprehensive income								448,987

Dividends declared ($.26 per share)				(27,893)				(27,893)
Exercise of stock options	185	18	(3,942)			(948)	19,365	15,441
Tax benefit of stock-based awards, including excess tax benefits of $13.4 million			13,946					13,946
Treasury stock issued for vested restricted stock			(3,096)			(134)	3,096	—
Stock-based compensation			12,101					12,101

Balance, September 30, 2011	107,243	10,724	210,909	2,954,210	98,908	157	(4,704)	3,270,047
Comprehensive Income:
Net income				581,045				581,045
Other comprehensive income
Unrealized gains on available-for-sale securities, net					63,725			63,725
Amortization of net periodic benefit costs—net of actuarial gain					4,174			4,174

Total other comprehensive income								67,899

Total comprehensive income								648,944

Dividends declared ($.28 per share)				(29,960)				(29,960)
Exercise of stock options	315	32	5,398			47	(2,757)	2,673
Tax benefit of stock-based awards, including excess tax benefits of $3.6 million			4,340					4,340
Treasury stock issued for vested restricted stock, net of shares withheld for employee taxes	41	4	(2,485)			(51)	967	(1,514)
Repurchase of common stock						1,748	(77,610)	(77,610)
Stock-based compensation			18,078					18,078

Balance, September 30, 2012	107,599	$10,760	$236,240	$3,505,295	$166,807	1,901	$(84,104)	$3,834,998

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

HELMERICH & PAYNE, INC.

	Years Ended September 30,
	2012	2011	2010
	(in thousands)
OPERATING ACTIVITIES:
Net income	$581,045	$434,186	$156,312
Adjustment for (income) loss from discontinued operations	(7,436)	482	129,769

Income from continuing operations	573,609	434,668	286,081
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	387,549	315,468	262,658
Provision for bad debt	205	106	206
Stock-based compensation	18,078	12,101	15,855
Gain on sale of investment securities	—	(913)	—
Income from asset sales	(19,223)	(13,903)	(4,992)
Deferred income tax expense	196,931	187,651	105,691
Other	—	—	79
Change in assets and liabilities:
Accounts receivable	(160,154)	(2,987)	(223,916)
Inventories	(22,170)	(11,005)	(3,858)
Prepaid expenses and other	(27,758)	12,623	(12,800)
Accounts payable	54,906	17,362	16,760
Accrued liabilities	195	20,483	14,031
Deferred income taxes	(180)	251	2,453
Other noncurrent liabilities	(1,592)	6,129	8,402

Net cash provided by operating activities from continuing operations	1,000,396	978,034	466,650
Net cash used in operating activities from discontinued operations	(64)	(482)	(4,362)

Net cash provided by operating activities	1,000,332	977,552	462,288

INVESTING ACTIVITIES:
Capital expenditures	(1,097,680)	(694,264)	(329,572)
Acquisition of TerraVici Drilling Solutions	—	(4,000)	—
Proceeds from asset sales	39,894	26,795	7,867
Purchase of short-term investments	—	—	(16)
Proceeds from sale of investments	—	3,932	12,516

Net cash used in investing activities from continuing operations	(1,057,786)	(667,537)	(309,205)
Net cash provided by (used in) investing activities from discontinued operations	7,500	—	(55)

Net cash used in investing activities	(1,050,286)	(667,537)	(309,260)

FINANCING ACTIVITIES:
Decrease in long-term debt	(115,000)	—	—
Proceeds from line of credit	20,000	10,000	895,000
Payments on line of credit	(20,000)	(20,000)	(1,060,000)
Decrease in bank overdraft	—	—	(2,038)
Repurchase of common stock	(77,610)	—	—
Dividends paid	(30,049)	(26,741)	(22,254)
Exercise of stock options	2,673	15,441	(202)
Tax withholdings related to net share settlements of restricted stock operations	(1,514)	—	—
Excess tax benefit from stock-based compensation	3,303	12,511	3,344

Net cash used in financing activities	(218,197)	(8,789)	(186,150)

Net increase (decrease) in cash and cash equivalents	(268,151)	301,226	(33,122)
Cash and cash equivalents, beginning of period	364,246	63,020	96,142

Cash and cash equivalents, end of period	$96,095	$364,246	$63,020

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

BASIS OF PRESENTATION

        We classified our former Venezuelan operation, an operating segment within the International Land segment, as a discontinued operation in the third quarter of fiscal 2010, as more fully described in Note 2. Unless indicated otherwise, the information in the Notes to Consolidated Financial Statements relates only to our continuing operations.

FOREIGN CURRENCIES

        The functional currency for all our foreign operations is the U.S. dollar. Nonmonetary assets and liabilities are translated at historical rates and monetary assets and liabilities are translated at exchange rates in effect at the end of the period. Income statement accounts are translated at average rates for the year. Gains and losses from remeasurement of foreign currency financial statements and foreign currency translations into U.S. dollars are included in direct operating costs. Included in direct operating costs are aggregate foreign currency remeasurement and transaction gains of $0.3 million in fiscal 2012 and losses totalling $1.2 million and $0.5 million in fiscal 2011 and 2010, respectively.

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

RECENTLY ADOPTED ACCOUNTING STANDARDS

        On October 1, 2011, we adopted the provisions of Accounting Standards Update ("ASU") No. 2010-06, Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements, requiring a reconciliation of purchases, sales, issuance, and settlements of financial instruments valued with a Level 3 method, which is used to price the hardest to value instruments. The adoption had no impact on the Consolidated Financial Statements.

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

Notes to Consolidated Financial Statements (Continued)

HELMERICH & PAYNE, INC.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

outstanding in excess of related book cash balances are included in accounts payable where applicable and included as a financing activity in the Consolidated Statements of Cash Flows.

RESTRICTED CASH AND CASH EQUIVALENTS

        We had restricted cash and cash equivalents of $31.0 million and $18.0 million at September 30, 2012 and 2011, respectively. Restricted cash consists of $26.2 million for two trusts established to collateralize self-insurance programs and $4.8 million for the purpose of potential insurance claims in our wholly-owned captive insurance company. Of the total at September 30, 2012, $2.0 million is from the initial capitalization of the captive company and management has elected to restrict an additional $2.8 million. The restricted amounts are primarily invested in short-term money market securities.

        The restricted cash and cash equivalents are reflected in the balance sheet as follows:

	September 30,
	2012	2011
	(in thousands)
Other current assets	$28,989	$16,015
Other assets	$2,000	$2,000

INVENTORIES AND SUPPLIES

        Inventories and supplies are primarily replacement parts and supplies held for use in our drilling operations. Inventories and supplies are valued at the lower of cost (moving average or actual) or market value.

INVESTMENTS

        We maintain investments in equity securities of certain publicly-traded companies. The cost of securities used in determining realized gains and losses is based on the average cost basis of the security sold.

        We regularly review investment securities for impairment based on criteria that include the extent to which the investment's carrying value exceeds its related fair value, the duration of the market decline and the financial strength and specific prospects of the issuer of the security. Unrealized losses that are other than temporary are recognized in earnings.

PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment are stated at cost less accumulated depreciation. Substantially all property, plant and equipment are depreciated using the straight-line method based on the estimated useful lives of the assets (contract drilling equipment, 4-15 years; real estate buildings and equipment, 10-45 years; and other, 2-23 years). Depreciation in the Consolidated Statements of Income includes abandonments of $16.4 million, $4.9 million and $4.2 million for fiscal 2012, 2011 and 2010, respectively. The cost of maintenance and repairs is charged to direct operating cost, while betterments and refurbishments are capitalized. Effective September 30, 2012, we decommissioned four idle mechanical highly mobile rigs and two idle conventional rigs.

Notes to Consolidated Financial Statements (Continued)

HELMERICH & PAYNE, INC.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        We lease office space and equipment for use in operations. Leases are evaluated at inception or at any subsequent material modification and, depending on the lease terms, are classified as either capital leases or operating leases as appropriate under Accounting Standards Codification ("ASC") 840, Leases. We do not have significant capital leases.

CAPITALIZATION OF INTEREST

        We capitalize interest on major projects during construction. Interest is capitalized based on the average interest rate on related debt. Capitalized interest for fiscal 2012, 2011 and 2010 was $12.9 million, $8.2 million and $6.4 million, respectively.

VALUATION OF LONG-LIVED ASSETS

        We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Changes that could prompt such an assessment include a significant decline in revenue or cash margin per day, extended periods of low rig utilization, changes in market demand for a specific asset, obsolescence, completion of specific contracts and/or overall general market conditions. If a review of the long-lived assets indicates that the carrying value of certain of these assets is more than the estimated undiscounted future cash flows, an impairment charge is made to adjust the carrying value down to the estimated fair value of the asset. The fair value of drilling rigs is determined based upon estimated discounted future cash flows or estimated fair market value, if available. Cash flows are estimated by management considering factors such as prospective market demand, recent changes in rig technology and its effect on each rig's marketability, any cash investment required to make a rig marketable, suitability of rig size and make up to existing platforms, and competitive dynamics due to lower industry utilization. Fair value is estimated, if applicable, considering factors such as recent market sales of rigs of other companies and our own sales of rigs, appraisals and other factors.

SELF-INSURANCE ACCRUALS

        We have accrued a liability for estimated worker's compensation and other casualty claims incurred. The liability for other benefits to former or inactive employees after employment but before retirement is not material.

DRILLING REVENUES

        Contract drilling revenues are comprised of daywork drilling contracts for which the related revenues and expenses are recognized as services are performed and collection is reasonably assured. For certain contracts, we receive payments contractually designated for the mobilization of rigs and other drilling equipment. Mobilization payments received, and direct costs incurred for the mobilization, are deferred and recognized on a straight-line basis over the term of the related drilling contract. Costs incurred to relocate rigs and other drilling equipment to areas in which a contract has not been secured are expensed as incurred. Reimbursements received for out-of-pocket expenses are recorded as both revenues and direct costs. Reimbursements for fiscal 2012, 2011 and 2010 were $329.7 million, $251.0 million and $145.7 million, respectively. For contracts that are terminated prior to the specified term, early termination payments received by us are recognized as revenues when all contractual requirements are met.

Notes to Consolidated Financial Statements (Continued)

HELMERICH & PAYNE, INC.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

	Years Ended September 30,
	2012	2011	2010
	(in thousands)
Minimum rents	$8,757	$8,941	$8,613
Overage and percentage rents	$1,485	$1,135	$1,241

        At September 30, 2012, minimum future rental income to be received on noncancelable operating leases was as follows:

Fiscal Year	Amount
(in thousands)
2013	$7,530
2014	6,802
2015	5,579
2016	4,223
2017	3,326
Thereafter	7,306

Total	$34,766

        Leasehold improvement allowances are capitalized and amortized over the lease term.

        At September 30, 2012 and 2011, the cost and accumulated depreciation for real estate properties were as follows:

	September 30,
	2012	2011
	(in thousands)
Real estate properties	$62,177	$61,476
Accumulated depreciation	(40,882)	(39,665)

	$21,295	$21,811

INCOME TAXES

        Current income tax expense is the amount of income taxes expected to be payable for the current year. Deferred income taxes are computed using the liability method and are provided on all temporary differences between the financial basis and the tax basis of our assets and liabilities.

Notes to Consolidated Financial Statements (Continued)

HELMERICH & PAYNE, INC.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        We provide for uncertain tax positions when such tax positions do not meet the recognition thresholds or measurement standards prescribed in ASC 740, Income Taxes, which is more fully discussed in Note 4. Amounts for uncertain tax positions are adjusted in periods when new information becomes available or when positions are effectively settled. We recognize accrued interest related to unrecognized tax benefits in interest expense and penalties in other expense in the Consolidated Statements of Income.

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

NEW ACCOUNTING STANDARDS

        On May 12, 2011, the Financial Accounting Standards Board ("FASB") issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU No. 2011-04 is intended to create consistency between U.S. GAAP and International Financial Reporting Standards ("IFRS") on the definition of fair value and on the guidance on how to measure fair value and on what to disclose about fair value measurements. ASU No. 2011-04 will be effective for financial statements issued for fiscal periods beginning after December 15, 2011, with early adoption prohibited for public entities. We do not expect the adoption of these provisions to have a material impact on the Consolidated Financial Statements.

        On June 16, 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU No. 2011-05 was issued to increase the prominence of

Notes to Consolidated Financial Statements (Continued)

HELMERICH & PAYNE, INC.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

other comprehensive income ("OCI") in financial statements. The guidance provides two options for presenting OCI. An OCI statement can be included with the net income statement, which together will make a statement of total comprehensive income. Alternatively, an OCI statement can be separate from a net income statement but the two statements will have to appear consecutively within a financial report. ASU No. 2011-05 will be applied retrospectively and is effective for fiscal years beginning after December 15, 2011 with early adoption permitted. We are currently evaluating the method of presentation which will be the only impact on the Consolidated Financial Statements when adopted October 1, 2012.

NOTE 2 DISCONTINUED OPERATIONS

        On June 30, 2010, the Official Gazette of Venezuela published the Decree of Venezuelan President Hugo Chavez, which authorized the "forceful acquisition" of eleven rigs owned by our Venezuelan subsidiary. The Decree also authorized the seizure of "all the personal and real property and other improvements" used by our Venezuelan subsidiary in its drilling operations. The seizing of our assets became effective June 30, 2010, and met the criteria established for recognition as discontinued operations under accounting standards for presentation of financial statements. Therefore, operations from the Venezuelan subsidiary, an operating segment previously within the International Land segment, have been classified as discontinued operations in our Consolidated Financial Statements.

        Summarized operating results from discontinued operations are as follows:

	Years Ended September 30,
	2012	2011	2010
	(in thousands)
Revenue	$—	$—	$13,534
Income (loss) before income taxes	7,355	(487)	(125,944)
Income tax provision (benefit)	(81)	(5)	3,825

Income (loss) from discontinued operations	$7,436	$(482)	$(129,769)

        Income from discontinued operations in fiscal 2012 is attributable to proceeds from arbitration, as more fully described in Note 14, net of expenses incurred for in-country obligations.

        Significant categories of assets and liabilities from discontinued operations are as follows:

	September 30,
	2012	2011
	(in thousands)
Other current assets	$7,619	$7,529

Total assets	$7,619	$7,529

Total current liabilities	$5,129	$4,979
Total noncurrent liabilities	2,490	2,550

Total liabilities	$7,619	$7,529

Notes to Consolidated Financial Statements (Continued)

HELMERICH & PAYNE, INC.

NOTE 2 DISCONTINUED OPERATIONS (Continued)

        Other current assets consist of restricted cash to meet remaining in-country current obligations. Liabilities consist of municipal and income taxes payable and social obligations due within the country of Venezuela.

NOTE 3 DEBT

        At September 30, 2012 and 2011, we had $195 million and $235 million, respectively, in unsecured long-term debt outstanding at rates and maturities shown in the following table:

	September 30,
	2012	2011
	(in thousands)
Unsecured intermediate debt issued August 15, 2002:
Series C, due August 15, 2012, 6.46%	$—	$75,000
Series D, due August 15, 2014, 6.56%	75,000	75,000
Unsecured senior notes issued July 21, 2009:
Due July 21, 2012, 6.10%	—	40,000
Due July 21, 2013, 6.10%	40,000	40,000
Due July 21, 2014, 6.10%	40,000	40,000
Due July 21, 2015, 6.10%	40,000	40,000
Due July 21, 2016, 6.10%	40,000	40,000
Unsecured revolving credit facility due May 25, 2017	—	—

	$235,000	$350,000
Less long-term debt due within one year	40,000	115,000

Long-term debt	$195,000	$235,000

        The intermediate unsecured debt outstanding at September 30, 2012 matures August 15, 2014 and carries an interest rate of 6.56 percent, which is paid semi-annually. The terms require that we maintain a ratio of debt to total capitalization of less than 55 percent. The debt is held by various entities.

        We have $160 million senior unsecured fixed-rate notes outstanding at September 30, 2012 that mature over a period from July 2013 to July 2016. Interest on the notes is paid semi-annually based on an annual rate of 6.10 percent. Annual principal repayments of $40 million are due July 2013 through July 2016. We have complied with our financial covenants which require us to maintain a funded leverage ratio of less than 55 percent and an interest coverage ratio (as defined) of not less than 2.50 to 1.00.

        Our $400 million senior unsecured credit facility matured in December 2011 and was allowed to expire. On May 25, 2012, we entered into an agreement with a multi-bank syndicate for a $300 million unsecured revolving credit facility that will mature May 25, 2017. We anticipate that the majority of any borrowings under the facility will accrue interest at a spread over the London Interbank Offered Rate (LIBOR). We will also pay a commitment fee based on the unused balance of the facility. Borrowing spreads as well as commitment fees are determined according to a scale based on a ratio of our total debt to total capitalization. The LIBOR spread ranges from 1.125 percent to 1.75 percent per annum and commitment fees range from .15 percent to .35 percent per annum. Based on our debt to total capitalization on September 30, 2012, the LIBOR spread and commitment fees would be 1.125 percent

Notes to Consolidated Financial Statements (Continued)

HELMERICH & PAYNE, INC.

NOTE 3 DEBT (Continued)

and ..15 percent, respectively. Financial covenants in the facility require us to maintain a funded leverage ratio (as defined) of less than 50 percent and an interest coverage ratio (as defined) of not less than 3.00 to 1.00. The credit facility contains additional terms, conditions, restrictions, and covenants that we believe are usual and customary in unsecured debt arrangements for companies of similar size and credit quality. As of September 30, 2012, there were no borrowings and one letter of credit was outstanding in the amount of $3.5 million. The $3.5 million letter of credit was issued to guarantee a separate line of credit for an international subsidiary. At September 30, 2012, we had $296.5 million available to borrow under our $300 million unsecured credit facility.

        During the first fiscal quarter of 2012, we funded two collateral trusts totaling $26.1 million and terminated two letters of credit. The September 30, 2012 balances of the collateral trusts are classified as restricted cash and are included in prepaid expense and other in the Consolidated Balance Sheet. Subsequent to September 30, 2012, we terminated both collateral trusts and proceeds totaling $26.1 million were returned to us. We replaced the collateral trusts with two letters of credit totaling $27.2 million. This reduced the amount available to borrow under the $300 million unsecured credit facility to approximately $269.3 million.

        At September 30, 2012, we had two letters of credit outstanding that were issued separately from the $300 million unsecured credit facility. One letter of credit for $0.1 million was issued by a bank on our behalf to support customs and transportation guaranties that were required to move a rig between two international locations. The second letter of credit for $0.2 million was issued by a bank on our behalf to guarantee payment of certain expenses incurred by an international transportation vendor. Subsequent to September 30, 2012, we issued two letters of credit totaling $12 million to a bank for the purposes of issuing two performance guaranties required under an international drilling contract. These letters of credit were issued separate from the $300 million credit facility and therefore did not reduce our borrowing capacity discussed above.

        The applicable agreements for all unsecured debt described in this Note 3 contain additional terms, conditions and restrictions that we believe are usual and customary in unsecured debt arrangements for companies that are similar in size and credit quality. At September 30, 2012, we were in compliance with all debt covenants.

        At September 30, 2012, aggregate maturities of long-term debt are as follows (in thousands):

Years ending September 30,
2013	$40,000
2014	115,000
2015	40,000
2016	40,000

$235,000

Notes to Consolidated Financial Statements (Continued)

HELMERICH & PAYNE, INC.

NOTE 4 INCOME TAXES

        The components of the provision for income taxes are as follows:

	Years Ended September 30,
	2012	2011	2010
	(in thousands)
Current:
Federal	$108,297	$42,377	$31,312
Foreign	13,201	14,259	13,215
State	10,542	8,112	1,937

	132,040	64,748	46,464

Deferred:
Federal	196,373	185,076	100,206
Foreign	(6,484)	(4,117)	7,846
State	7,042	6,692	(2,361)

	196,931	187,651	105,691

Total provision	$328,971	$252,399	$152,155

        The amounts of domestic and foreign income before income taxes are as follows:

	Years Ended September 30,
	2012	2011	2010
	(in thousands)
Domestic	$886,484	$666,073	$389,383
Foreign	16,096	20,994	48,853

	$902,580	$687,067	$438,236

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

Notes to Consolidated Financial Statements (Continued)

HELMERICH & PAYNE, INC.

NOTE 4 INCOME TAXES (Continued)

        The components of our net deferred tax liabilities are as follows:

	September 30,
	2012	2011
	(in thousands)
Deferred tax liabilities:
Property, plant and equipment	$1,103,769	$898,657
Available-for-sale securities	154,463	119,464
Other	4	62

Total deferred tax liabilities	1,258,236	1,018,183

Deferred tax assets:
Pension reserves	9,482	14,260
Self-insurance reserves	7,737	8,344
Net operating loss and foreign tax credit carryforwards	59,730	54,967
Financial accruals	39,833	36,672
Other	6,533	3,224

Total deferred tax assets	123,315	117,467
Valuation allowance	56,564	54,709

Net deferred tax assets	66,751	62,758

Net deferred tax liabilities	$1,191,485	$955,425

        The change in our net deferred tax assets and liabilities is impacted by foreign currency remeasurement.

        As of September 30, 2012, we had state and foreign net operating loss carryforwards for income tax purposes of $21.4 million and $34.7 million, respectively, and foreign tax credit carryforwards of approximately $49.9 million (of which $46.0 million is reflected as a deferred tax asset in our Consolidated Financial Statements prior to consideration of our valuation allowance) which will expire in years 2013 through 2022. The valuation allowance is primarily attributable to state and foreign net operating loss carryforwards of $1.6 million and $11.4 million, respectively, and foreign tax credit carryforwards of $43.5 million which more likely than not will not be utilized.

        Effective income tax rates as compared to the U.S. Federal income tax rate are as follows:

	Years Ended September 30,
	2012	2011	2010
U.S. Federal income tax rate	35%	35%	35%
Effect of foreign taxes	1	1	1
State income taxes	0	1	(1)

Effective income tax rate	36%	37%	35%

        We recognize accrued interest related to unrecognized tax benefits in interest expense, and penalties in other expense in the Consolidated Statements of Income. As of September 30, 2012 and 2011, we had accrued interest and penalties of $6.1 million and $5.4 million, respectively.

Notes to Consolidated Financial Statements (Continued)

HELMERICH & PAYNE, INC.

NOTE 4 INCOME TAXES (Continued)

        A reconciliation of the change in our gross unrecognized tax benefits for the fiscal year ended September 30, 2012 and 2011 is as follows:

	September 30,
	2012	2011
	(in thousands)
Unrecognized tax benefits at October 1,	$6,878	$5,549
Gross decreases—tax positions in prior periods	(4)	(249)
Gross increases—tax positions in prior periods	2,632	2,561
Gross increases—current period effect of tax positions	(242)	434
Expiration of statute of limitations for assessments	(826)	(1,417)

Unrecognized tax benefits at September 30,	$8,438	$6,878

        As of September 30, 2012 and September 30, 2011, our liability for unrecognized tax benefits was $8.4 million and $6.9 million, respectively, which would affect the effective tax rate if recognized. The liabilities for unrecognized tax benefits and related interest and penalties are included in other noncurrent liabilities in our Consolidated Balance Sheets.

        For the next 12 months, we cannot predict with certainty whether we will achieve ultimate resolution of any uncertain tax position associated with our international operations that could result in increases or decreases of our unrecognized tax benefits. However, we believe it is reasonably possible that the reserve for uncertain tax positions may increase by approximately $7.0 million to $9.5 million during the next 12 months due to an international matter.

        We file a consolidated U.S. federal income tax return, as well as income tax returns in various states and foreign jurisdictions. The tax years that remain open to examination by U.S. federal and state jurisdictions include fiscal years 2008 through 2011. Audits in foreign jurisdictions are generally complete through fiscal year 2000.

NOTE 5 SHAREHOLDERS' EQUITY

        On September 30, 2012, we had 105,697,693 outstanding preferred stock purchase rights ("Rights") pursuant to the terms of the Rights Agreement dated January 8, 1996, as amended by Amendment No. 1 dated December 8, 2005. As adjusted for the two-for-one stock splits in fiscals 1998 and 2006, and as long as the Rights are not separately transferable, one-half Right attaches to each share of our common stock. Under the terms of the Rights Agreement each Right entitles the holder thereof to purchase one full unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock ("Preferred Stock"), without par value, at a price of $250 per unit. The exercise price and the number of units of Preferred Stock issuable on exercise of the Rights are subject to adjustment in certain cases to prevent dilution. The Rights will be attached to the common stock certificates and are not exercisable or transferable apart from the common stock, until ten business days after a person acquires 15 percent or more of the outstanding common stock or ten business days following the commencement of a tender offer or exchange offer that would result in a person owning 15 percent or more of the outstanding common stock. In that event, each holder of a Right (other than the acquiring person) shall have the right to receive, upon exercise of the Right, common stock of the Company having a value equal to two times the exercise price of the Right. In the event we are acquired in a

Notes to Consolidated Financial Statements (Continued)

HELMERICH & PAYNE, INC.

NOTE 5 SHAREHOLDERS' EQUITY (Continued)

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

        The Company has authorization from the Board of Directors for the repurchase of up to four million common shares in any calendar year. The repurchases may be made using our cash and cash equivalents or other available sources. During fiscal 2012, we purchased 1,747,819 common shares at an aggregate cost of $77.6 million, which are held as treasury shares.

NOTE 6 STOCK-BASED COMPENSATION

        On March 2, 2011, the 2010 Long-Term Incentive Plan (the "2010 Plan") was approved by our stockholders. The 2010 Plan, among other things, authorizes the Board of Directors to grant nonqualified stock options, restricted stock awards and stock appreciation rights to selected employees and to non-employee Directors. Restricted stock may be granted for no consideration other than prior and future services. The purchase price per share for stock options may not be less than market price of the underlying stock on the date of grant. Stock options expire ten years after the grant date. We have the right to satisfy option exercises from treasury shares and from authorized but unissued shares. There were 455,900 nonqualified stock options and 243,600 shares of restricted stock awards granted under the 2010 Plan during fiscal 2012. Awards outstanding in the 2005 Long-Term Incentive Plan (the "2005 Plan") and one prior equity plan remain subject to the terms and conditions of those plans.

        On December 1, 2009, we amended the forms of agreement under the 2005 Plan for awards of nonqualified stock options, incentive stock options and restricted stock. We also amended existing stock option and restricted stock award agreements under the 2005 Plan. The amendments provided for continued vesting (and accelerated vesting upon death) of restricted stock and stock options effective upon a participant becoming retirement eligible. A participant meets the definition of retirement eligible if the participant attains age 55 and has 15 or more years of continuous service as a full-time employee. The amendments were applied retroactively. As a result of the continued vesting provisions, we incurred additional compensation cost of approximately $4.9 million in fiscal 2010.

        A summary of compensation cost for stock-based payment arrangements recognized in general and administrative expense in fiscal 2012, 2011 and 2010 is as follows:

	September 30,
	2012	2011	2010
	(in thousands)
Compensation expense
Stock options	$9,791	$7,224	$11,475
Restricted stock	8,287	4,877	4,380

	$18,078	$12,101	$15,855

Notes to Consolidated Financial Statements (Continued)

HELMERICH & PAYNE, INC.

NOTE 6 STOCK-BASED COMPENSATION (Continued)

        Benefits of tax deductions in excess of recognized compensation cost of $3.3 million, $12.5 million and $3.3 million are reported as a financing cash flow in the Consolidated Statements of Cash Flows for fiscal 2012, 2011 and 2010, respectively.

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

	2012	2011	2010
Risk-free interest rate	1.0%	1.9%	2.3%
Expected stock volatility	53.3%	51.6%	49.9%
Dividend yield	0.4%	0.5%	0.5%
Expected term (in years)	5.5	5.5	5.8

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

        Based on these calculations, the weighted-average fair value per option granted to acquire a share of common stock was $27.70, $22.20 and $17.64 per share for fiscal 2012, 2011 and 2010, respectively.

Notes to Consolidated Financial Statements (Continued)

HELMERICH & PAYNE, INC.

NOTE 6 STOCK-BASED COMPENSATION (Continued)

        The following summary reflects the stock option activity for our common stock and related information for fiscal 2012, 2011 and 2010 (shares in thousands):

	2012		2011		2010
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at October 1,	4,589	$25.84	5,572	$22.82	5,401	$20.55
Granted	456	59.68	324	47.94	570	38.02
Exercised	(314)	17.24	(1,289)	18.24	(397)	13.63
Forfeited/Expired	(41)	42.21	(18)	34.06	(2)	38.02

Outstanding on September 30,	4,690	$29.56	4,589	$25.84	5,572	$22.82

Exercisable on September 30,	3,575	$24.66	3,287	$22.35	3,888	$19.68

Shares available to grant	5,082		6,000		761

        The following table summarizes information about stock options at September 30, 2012 (shares in thousands):

	Outstanding Stock Options			Exercisable Stock Options
Range of Exercise Prices	Options	Weighted-Average Remaining Life	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
$11.3318 to $16.01	1,269	1.3	$14.18	1,269	$14.18
$21.05 to $30.2375	1,571	4.9	$25.00	1,371	$25.57
$35.105 to $59.76	1,850	7.6	$43.98	935	$37.55

$11.3318 to $59.76	4,690	4.8	$29.56	3,575	$24.66

        At September 30, 2012, the weighted-average remaining life of exercisable stock options was 3.8 years and the aggregate intrinsic value was $82.3 million with a weighted-average exercise price of $24.66 per share.

        The number of options vested or expected to vest at September 30, 2012 was 4,648,528 with an aggregate intrinsic value of $89.4 million and a weighted-average exercise price of $28.38 per share.

        As of September 30, 2012, the unrecognized compensation cost related to the stock options was $12.1 million. That cost is expected to be recognized over a weighted-average period of 2.6 years.

        The total intrinsic value of options exercised during fiscal 2012, 2011 and 2010 was $12.0 million, $50.5 million and $11.3 million, respectively.

        The grant date fair value of shares vested during fiscal 2012, 2011 and 2010 was $8.1 million, $7.9 million and $7.0 million, respectively.

RESTRICTED STOCK

        Restricted stock awards consist of our common stock and are time vested over three to six years. We recognize compensation expense on a straight-line basis over the vesting period. The fair value of restricted stock awards under the 2010 Plan is determined based on the closing price of our shares on the grant date. As of September 30, 2012, there was $13.3 million of total unrecognized compensation

Notes to Consolidated Financial Statements (Continued)

HELMERICH & PAYNE, INC.

NOTE 6 STOCK-BASED COMPENSATION (Continued)

cost related to unvested restricted stock awards. That cost is expected to be recognized over a weighted-average period of 2.6 years.

        A summary of the status of our restricted stock awards as of September 30, 2012, and of changes in restricted stock outstanding during the fiscal years ended September 30, 2012, 2011 and 2010, is as follows (share amounts in thousands):

	2012		2011		2010
	Shares	Weighted-Average Grant Date Fair Value per Share	Shares	Weighted-Average Grant Date Fair Value per Share	Shares	Weighted-Average Grant Date Fair Value per Share
Outstanding at October 1,	323	$42.38	289	$35.23	177	$30.06
Granted	244	59.76	169	47.94	182	38.02
Vested (1)	(119)	40.21	(134)	33.92	(70)	29.36
Forfeited/Expired	(18)	49.75	(1)	47.94	—	—

Outstanding on September 30,	430	$52.52	323	$42.38	289	$35.23

(1)
The number of restricted stock awards vested includes shares that we withheld on behalf of our employees to satisfy the statutory tax withholding requirements.

NOTE 7 EARNINGS PER SHARE

        ASC 260, Earnings per Share, requires companies to treat unvested share-based payment awards that have non-forfeitable rights to dividend or dividend equivalents as a separate class of securities in calculating earnings per share. We have granted and expect to continue to grant to employees restricted stock grants that contain non-forfeitable rights to dividends. Such grants are considered participating securities under ASC 260. As such, we are required to include these grants in the calculation of our basic earnings per share and calculate basic earnings per share using the two-class method. The two-class method of computing earnings per share is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings.

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

Notes to Consolidated Financial Statements (Continued)

HELMERICH & PAYNE, INC.

NOTE 7 EARNINGS PER SHARE (Continued)

        The following table sets forth the computation of basic and diluted earnings per share:

	September 30,
	2012	2011	2010
	(in thousands)
Numerator:
Income from continuing operations	$573,609	$434,668	$286,081
Income (loss) from discontinued operations	7,436	(482)	(129,769)

Net income	581,045	434,186	156,312
Adjustment for basic earnings per share
Earnings allocated to unvested shareholders	(2,246)	(1,295)	(404)

Numerator for basic earnings per share:
From continuing operations	571,363	433,373	285,677
From discontinued operations	7,436	(482)	(129,769)

	578,799	432,891	155,908
Adjustment for diluted earnings per share:
Effect of reallocating undistributed earnings of unvested shareholders	31	22	6
Numerator for diluted earnings per share:
From continuing operations	571,394	433,395	285,683
From discontinued operations	7,436	(482)	(129,769)

	$578,830	$432,913	$155,914

Denominator:
Denominator for basic earnings per share—weighted-average shares	106,819	106,643	105,711
Effect of dilutive shares from stock options and restricted stock	1,558	1,989	1,693

Denominator for diluted earnings per share—adjusted weighted-average shares	108,377	108,632	107,404

Basic earnings per common shares:
Income from continuing operations	$5.35	$4.06	$2.70
Income (loss) from discontinued operations	0.07	—	(1.23)

Net income	$5.42	$4.06	$1.47

Diluted earnings per common shares:
Income from continuing operations	$5.27	$3.99	$2.66
Income (loss) from discontinued operations	0.07	—	(1.21)

Net income	$5.34	$3.99	$1.45

Notes to Consolidated Financial Statements (Continued)

HELMERICH & PAYNE, INC.

NOTE 7 EARNINGS PER SHARE (Continued)

        The following shares attributable to outstanding equity awards were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive:

	2012	2011	2010
	(in thousands, except per share amounts)
Shares excluded from calculation of diluted earnings per share	446	310	554
Weighted-average price per share	$59.68	$47.94	$38.02

NOTE 8 FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENT

        The estimated fair value of our available-for-sale securities is primarily based on market quotes. The following is a summary of available-for-sale securities, which excludes investments in limited partnerships carried at cost and assets held in a Non-qualified Supplemental Savings Plan:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)
Equity Securities:
September 30, 2012	$129,183	$304,396	$—	$433,579
September 30, 2011	$129,183	$203,486	$—	$332,669

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

        The investments in the limited partnerships carried at cost were approximately $9.4 million at September 30, 2012 and 2011. The estimated fair value of the limited partnerships was $18.0 million and $15.8 million at September 30, 2012 and 2011, respectively. During fiscal 2011, we sold our investment in a limited partnership that was carried at a cost of approximately $3.0 million and had a fair value of approximately $3.9 million at the date of the sale. A gross realized gain of approximately $0.9 million is included in the Consolidated Statements of Income. Subsequent to September 30, 2012, we sold our shares in three limited partnerships that were primarily invested in international equities. Proceeds of approximately $18.1 million were received during the first quarter of fiscal 2013.

        The assets held in a Non-qualified Supplemental Savings Plan are carried at fair market value which totaled $8.2 million and $5.9 million at September 30, 2012 and 2011, respectively.

        The majority of cash equivalents are invested in money-market mutual funds invested primarily in direct or indirect obligations of the U.S. Government. The carrying amount of cash and cash equivalents approximates fair value due to the short maturity of those investments.

Notes to Consolidated Financial Statements (Continued)

HELMERICH & PAYNE, INC.

NOTE 8 FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENT (Continued)

        The carrying value of other assets, accrued liabilities and other liabilities approximated fair value at September 30, 2012 and 2011.

        ASC 820 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date". ASC 820 establishes a fair value hierarchy to prioritize the inputs used in valuation techniques into three levels as follows:

  •
  Level 1—Observable inputs that reflect quoted prices in active markets for identical assets or liabilities in active markets.

  •
  Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

  •
  Level 3—Valuations based on inputs that are unobservable and not corroborated by market data.

        At September 30, 2012, our financial assets utilizing Level 1 inputs include cash equivalents, equity securities with active markets and money market funds we have elected to classify as restricted assets that are included in other current assets and other assets. Also included is cash denominated in a foreign currency we have elected to classify as restricted that is included in current assets of discontinued operations and limited to remaining liabilities of discontinued operations. For these items, quoted current market prices are readily available.

        At September 30, 2012, Level 2 inputs include a bank certificate of deposit, which is included in current assets.

        Currently, we do not have any financial instruments utilizing Level 3 inputs.

        The following table summarizes our assets measured at fair value on a recurring basis presented in our Consolidated Balance Sheets as of September 30, 2012:

	Total Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Assets:
Cash and cash equivalents	$96,095	$96,095	$—	$—
Investments	433,579	433,579	—	—
Other current assets	36,608	36,358	250	—
Other assets	2,000	2,000	—	—

Total assets measured at fair value	$568,282	$568,032	$250	$—

Notes to Consolidated Financial Statements (Continued)

HELMERICH & PAYNE, INC.

NOTE 8 FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENT (Continued)

        The following information presents the supplemental fair value information about long-term fixed-rate debt at September 30, 2012 and September 30, 2011.

	September 30,
	2012	2011
	(in thousands)
Carrying value of long-term fixed-rate debt	$235.0	$350.0
Fair value of long-term fixed-rate debt	$252.7	$376.9

        The fair value for fixed-rate debt was estimated using discounted cash flows at rates reflecting current interest rates at similar maturities plus credit spread which was estimated using the outstanding market information on debt instruments with a similar credit profile to us. The debt was valued using a Level 2 input.

NOTE 9 ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

        The components of other comprehensive income (loss) for the years ended September 30, 2012, 2011 and 2010 were as follows:

	Years Ended September 30,
	2012	2011	2010
	(in thousands)
Unrealized appreciation (depreciation) on securities, net of tax of $37,185, $11,047 and $(13,730)	$63,725	$18,414	$(22,885)
Amortization of net periodic benefit costs—net of actuarial gain (loss), net of tax of $2,436, $(2,167) and $(3,276)	4,174	(3,613)	(5,459)

	$67,899	$14,801	$(28,344)

        The components of accumulated other comprehensive income (loss) at September 30, 2012 and 2011, net of applicable tax effects, were as follows:

	September 30,
	2012	2011
	(in thousands)
Unrealized appreciation on securities	$189,851	$126,126
Unrecognized actuarial loss and prior service cost	(23,044)	(27,218)

	$166,807	$98,908

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

Notes to Consolidated Financial Statements (Continued)

HELMERICH & PAYNE, INC.

NOTE 10 EMPLOYEE BENEFIT PLANS (Continued)

        The following table provides a reconciliation of the changes in the pension benefit obligations and fair value of Pension Plan assets over the two-year period ended September 30, 2012 and a statement of the funded status as of September 30, 2012 and 2011:

	2012	2011
	(in thousands)
Accumulated Benefit Obligation	$112,062	$104,911
Changes in projected benefit obligations
Projected benefit obligation at beginning of year	$104,911	$102,097
Interest cost	4,498	4,519
Actuarial gain	5,990	2,411
Benefits paid	(3,337)	(4,116)

Projected benefit obligation at end of year	$112,062	$104,911

Change in plan assets
Fair value of plan assets at beginning of year	$67,284	$61,388
Actual return on plan assets	14,495	(1,323)
Employer contribution	8,276	11,335
Benefits paid	(3,337)	(4,116)

Fair value of plan assets at end of year	$86,718	$67,284

Funded status of the plan at end of year	$(25,344)	$(37,627)

        The amounts recognized in the Consolidated Balance Sheets are as follows (in thousands):

Accrued liabilities	$(95)	$(68)
Noncurrent liabilities-other	(25,249)	(37,559)

Net amount recognized	$(25,344)	$(37,627)

        The amounts recognized in Accumulated Other Comprehensive Income at September 30, 2012 and 2011, and not yet reflected in net periodic benefit cost, are as follows (in thousands):

Net actuarial loss	$(37,172)	$(43,781)
Prior service cost	(1)	(2)

Total	$(37,173)	$(43,783)

        The amount recognized in Accumulated Other Comprehensive Income and not yet reflected in periodic benefit cost expected to be amortized in next year's periodic benefit cost is a net actuarial loss of $2.7 million.

Notes to Consolidated Financial Statements (Continued)

HELMERICH & PAYNE, INC.

NOTE 10 EMPLOYEE BENEFIT PLANS (Continued)

        The weighted average assumptions used for the pension calculations were as follows:

	Years Ended September 30,
	2012	2011	2010
Discount rate for net periodic benefit costs	4.33%	4.48%	5.42%
Discount rate for year-end obligations	4.06%	4.33%	4.48%
Expected return on plan assets	7.16%	8.00%	8.00%

        We contributed $8.3 million to the Pension Plan in fiscal 2012 to fund distributions in lieu of liquidating pension assets. We estimate contributing at least $0.1 million in fiscal 2013 to meet the minimum contribution required by law and expect to make additional contributions in fiscal 2013 if needed to fund unexpected distributions.

        Components of the net periodic pension expense (benefit) were as follows:

	Years Ended September 30,
	2012	2011	2010
	(in thousands)
Interest cost	$4,498	$4,519	$4,825
Expected return on plan assets	(5,463)	(5,050)	(4,552)
Amortization of prior service cost	2	—	—
Recognized net actuarial loss	3,567	2,976	2,295
Settlement/curtailment	—	28	—

Net pension expense (benefit)	$2,604	$2,473	$2,568

        The following table reflects the expected benefits to be paid from the Pension Plan in each of the next five fiscal years, and in the aggregate for the five years thereafter (in thousands).

Years Ended September 30,
2013	2014	2015	2016	2017	2018 - 2022	Total
$6,477	$5,555	$5,997	$6,593	$6,350	$36,900	$67,872

        Included in the Pension Plan is an unfunded supplemental executive retirement plan.

INVESTMENT STRATEGY AND ASSET ALLOCATION

        Our investment policy and strategies are established with a long-term view in mind. The investment strategy is intended to help pay the cost of the Plan while providing adequate security to meet the benefits promised under the Plan. We maintain a diversified asset mix to minimize the risk of a material loss to the portfolio value that might occur from devaluation of any single investment. In determining the appropriate asset mix, our financial strength and ability to fund potential shortfalls are considered. Plan assets are invested in portfolios of diversified public-market equity securities and fixed income securities. The Plan does not directly hold securities of the Company.

Notes to Consolidated Financial Statements (Continued)

HELMERICH & PAYNE, INC.

NOTE 10 EMPLOYEE BENEFIT PLANS (Continued)

        The expected long-term rate of return on Plan assets is based on historical and projected rates of return for current and planned asset classes in the Plan's investment portfolio after analyzing historical experience and future expectations of the return and volatility of various asset classes.

        The target allocation for 2013 and the asset allocation for the Pension Plan at the end of fiscal 2012 and 2011, by asset category, follows:

	Target Allocation	Percentage of Plan Assets At September 30,
Asset Category	2013	2012	2011
U.S. equities	56%	55%	56%
International equities	14	12	13
Fixed income	25	25	30
Real estate and other	5	8	1

Total	100%	100%	100%

PLAN ASSETS

        The fair value of Plan assets at September 30, 2012 and 2011, summarized by level within the fair value hierarchy described in Note 8, are as follows:

	Fair Value as of September 30, 2012
	Total	Level 1	Level 2	Level 3
	(in thousands)
Short-term investments	$7,233	$7,233	$—	$—
Mutual funds:
Domestic stock funds	36,209	36,209	—	—
Bond funds	21,458	21,458	—	—
International stock funds	10,069	10,069	—	—

Total mutual funds	67,736	67,736	—	—
Domestic common stock	10,543	10,543	—	—
Foreign equity stock	907	907	—	—
Oil and gas properties	299	—	—	299

Total	$86,718	$86,419	$—	$299

Notes to Consolidated Financial Statements (Continued)

HELMERICH & PAYNE, INC.

NOTE 10 EMPLOYEE BENEFIT PLANS (Continued)

	Fair Value as of September 30, 2011
	Total	Level 1	Level 2	Level 3
	(in thousands)
Short-term investments	$691	$691	$—	$—
Mutual funds:
Domestic stock funds	28,288	28,288	—	—
Bond funds	20,127	20,127	—	—
International stock funds	8,848	8,848	—	—

Total mutual funds	57,263	57,263	—	—
Domestic common stock	8,252	8,252	—	—
Foreign equity stock	803	803	—	—
Oil and gas properties	275	—	—	275

Total	$67,284	$67,009	$—	$275

        The Plan's financial assets utilizing Level 1 inputs are valued based on quoted prices in active markets for identical securities. The Plan has no assets utilizing Level 2. The Plan's assets utilizing Level 3 inputs consist of oil and gas properties. The fair value of oil and gas properties is determined by Wells Fargo Bank, N.A., based upon actual revenue received for the previous twelve-month period and experience with similar assets.

        The following table sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the years ended September 30, 2012 and 2011:

	Oil and Gas Properties
	Years Ended September 30,
	2012	2011
	(in thousands)
Balance, beginning of year	$275	$275
Unrealized gains relating to property still held at the reporting date	24	—

Balance, end of year	$299	$275

DEFINED CONTRIBUTION PLAN

        Substantially all employees on the United States payroll may elect to participate in the 401(k)/Thrift Plan by contributing a portion of their earnings. We contribute an amount equal to 100 percent of the first five percent of the participant's compensation subject to certain limitations. The annual expense incurred for this defined contribution plan was $26.7 million, $21.0 million and $14.2 million in fiscal 2012, 2011 and 2010, respectively.

Notes to Consolidated Financial Statements (Continued)

HELMERICH & PAYNE, INC.

NOTE 11 SUPPLEMENTAL BALANCE SHEET INFORMATION

        The following reflects the activity in our reserve for bad debt for 2012, 2011 and 2010:

	September 30,
	2012	2011	2010
	(in thousands)
Reserve for bad debt:
Balance at October 1,	$776	$830	$659
Provision for (recovery of) bad debt	205	106	206
Write-off of bad debt	(39)	(160)	(35)

Balance at September 30,	$942	$776	$830

        Accounts receivable, prepaid expenses, accrued liabilities and long-term liabilities at September 30 consist of the following:

	September 30,
	2012	2011
Prepaid expenses and other:
Restricted cash	$28,989	$16,015
Prepaid insurance	15,522	10,117
Deferred mobilization	19,809	8,512
Prepaid value added tax	1,470	3,884
Other	8,903	11,208

Total prepaid expenses and other	$74,693	$49,736

Accrued liabilities:
Accrued operating costs	$37,645	$50,415
Payroll and employee benefits	52,187	43,077
Taxes payable, other than income tax	35,842	37,789
Accrued income taxes	1,325	17,075
Deferred mobilization	13,351	11,281
Self-insurance liabilities	5,611	5,452
Deferred income	11,280	4,073
Other	19,374	23,736

Total accrued liabilities	$176,615	$192,898

Noncurrent liabilities—Other:
Pension and other non-qualified retirement plans	$40,142	$50,225
Self-insurance liabilities	12,385	13,780
Deferred mobilization	19,364	12,033
Deferred income	6,766	10,569
Uncertain tax positions including interest and penalties	12,184	9,829
Other	7,552	7,849

Total noncurrent liabilities—other	$98,393	$104,285

Notes to Consolidated Financial Statements (Continued)

HELMERICH & PAYNE, INC.

NOTE 12 SUPPLEMENTAL CASH FLOW INFORMATION

	Years Ended September 30,
	2012	2011	2010
	(in thousands)
Cash payments:
Interest paid, net of amounts capitalized	$10,711	$16,107	$16,721
Income taxes paid	$144,959	$19,621	$104,028

        Capital expenditures on the Consolidated Statements of Cash Flows for the years ended September 30, 2012, 2011 and 2010 do not include additions which have been incurred but not paid for as of the end of the year. The following table reconciles total capital expenditures incurred to total capital expenditures in the Consolidated Statements of Cash Flows:

	September 30,
	2012	2011	2010
	(in thousands)
Capital expenditures incurred	$1,082,678	$730,347	$345,264
Additions incurred prior year but paid for in current year	61,591	25,508	9,816
Additions incurred but not paid for as of the end of the year	(46,589)	(61,591)	(25,508)

Capital expenditures per Consolidated Statements of Cash Flows	$1,097,680	$694,264	$329,572

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

VOLATILITY OF MARKET

        Our operations can be materially affected by oil and gas prices. Oil and natural gas prices are volatile and very difficult to predict. While current energy prices are important contributors to positive cash flow for customers, expectations about future prices and price volatility are generally more important for determining a customer's future spending levels. This volatility, along with the difficulty in predicting future prices, can lead many exploration and production companies to base their capital

Notes to Consolidated Financial Statements (Continued)

HELMERICH & PAYNE, INC.

NOTE 13 RISK FACTORS (Continued)

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

SELF-INSURANCE

        We self-insure a significant portion of expected losses relating to worker's compensation, general liability and automobile liability. Generally, deductibles range from $1 million to $3 million per occurrence depending on the coverage and whether a claim occurs outside or inside of the United States. Insurance is purchased over deductibles to reduce our exposure to catastrophic events. Estimates are recorded for incurred outstanding liabilities for worker's compensation, general liability claims and claims that are incurred but not reported. Estimates are based on adjusters' estimates, historic experience and statistical methods that we believe are reliable. Nonetheless, insurance estimates include certain assumptions and management judgments regarding the frequency and severity of claims, claim development and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense that would be reported under these programs.

        We have a wholly-owned captive insurance company which finances a significant portion of the physical damage risk on company-owned drilling rigs as well as international casualty deductibles. With the exception of "named wind storm" risk in the Gulf of Mexico, we insure rigs and related equipment at values that approximate the current replacement cost on the inception date of the policy.

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

        We are not operating in any country that is currently considered highly inflationary, which is defined as cumulative inflation rates exceeding 100 percent in the most recent three-year period. All of our foreign subsidiaries use the U.S. dollar as the functional currency and local currency monetary assets are remeasured into U.S. dollars with gains and losses resulting from foreign currency

Notes to Consolidated Financial Statements (Continued)

HELMERICH & PAYNE, INC.

NOTE 13 RISK FACTORS (Continued)

transactions included in current results of operations. As such, if a foreign economy is considered highly inflationary, there would be no impact on the Consolidated Financial Statements.

NOTE 14 COMMITMENTS AND CONTINGENCIES

PURCHASE OBLIGATIONS

        During fiscal 2012, we announced agreements to build and operate 29 new FlexRigs. As of November 15, 2012, nine new FlexRigs with customer commitments remained under construction. During construction, rig construction cost is included in construction in progress and then transferred to contract drilling equipment when the rig is placed in the field for service. Equipment, parts and supplies are ordered in advance to promote efficient construction progress. At September 30, 2012, we had purchase orders outstanding of approximately $193.8 million for the purchase of drilling equipment.

LEASES

        At September 30, 2012, we were leasing approximately 174,000 square feet of office space near downtown Tulsa, Oklahoma. We also lease other office space and equipment for use in operations. For operating leases that contain built-in pre-determined rent escalations, rent expense is recognized on a straight-line basis over the life of the lease. Leasehold improvements are capitalized and amortized over the lease term. Future minimum rental payments required under operating leases having initial or remaining non-cancelable lease terms in excess of a year at September 30, 2012 are as follows:

Fiscal Year	Amount
(in thousands)
2013	$5,728
2014	3,942
2015	3,027
2016	2,412
2017	2,380
Thereafter	16,941

Total	$34,430

        Total rent expense was $8.5 million, $5.8 million and $5.4 million for fiscal 2012, 2011 and 2010, respectively.

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

Notes to Consolidated Financial Statements (Continued)

HELMERICH & PAYNE, INC.

NOTE 14 COMMITMENTS AND CONTINGENCIES (Continued)

        During the ordinary course of our business, contingencies arise resulting from an existing condition, situation, or set of circumstances involving an uncertainty as to the realization of a possible gain contingency. We account for gain contingencies in accordance with the provisions of ASC 450, Contingencies, and, therefore, we do not record gain contingencies and recognize income until realized. As discussed in Note 2, Discontinued Operations, property and equipment of our Venezuelan subsidiary was seized by the Venezuelan government on June 30, 2010. Our wholly-owned subsidiaries, Helmerich & Payne International Drilling Co. and Helmerich & Payne de Venezuela, C.A., filed a lawsuit in the United States District Court for the District of Columbia on September 23, 2011 against the Bolivarian Republic of Venezuela, Petroleos de Venezuela, S.A. ("Petroleo") and PDVSA Petroleo, S.A. ("PDVSA"). Our subsidiaries seek damages for the taking of their Venezuelan drilling business in violation of international law and for breach of contract. Additionally, we are participating in an arbitration against a third party not affiliated with the Venezuelan government, Petroleo or PDVSA in an attempt to collect an aggregate $50 million relating to the seizure of our property in Venezuela. The arbitration hearing is presently scheduled for late May 2013.

        While there exists the possibility of realizing a recovery, we are currently unable to determine the timing or amounts we may receive, if any, or the likelihood of recovery. No gain contingencies are recognized in our Consolidated Financial Statements.

        In the fourth fiscal quarter of 2012, we settled another arbitration dispute with a third party not affiliated with the Venezuelan government, Petroleo or PDVSA related to the seizure of our property in Venezuela. Proceeds of $7.5 million were received and recorded in discontinued operations.

NOTE 15 SEGMENT INFORMATION

        We operate principally in the contract drilling industry. Our contract drilling business includes the following reportable operating segments: U.S. Land, Offshore and International Land. The contract drilling operations consist mainly of contracting Company-owned drilling equipment primarily to large oil and gas exploration companies. To provide information about the different types of business activities in which we operate, we have included Offshore and International Land, along with our U.S. Land reportable operating segment, as separate reportable operating segments. Additionally, each reportable operating segment is a strategic business unit which is managed separately. Our primary international areas of operation include Colombia, Ecuador, Argentina, Tunisia, Bahrain, Abu Dhabi and other South American countries. Other includes additional non-reportable operating segments. Revenues included in Other consist primarily of rental income. Consolidated revenues and expenses reflect the elimination of all material intercompany transactions.

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

Notes to Consolidated Financial Statements (Continued)

HELMERICH & PAYNE, INC.

NOTE 15 SEGMENT INFORMATION (Continued)

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

Notes to Consolidated Financial Statements (Continued)

HELMERICH & PAYNE, INC.

NOTE 15 SEGMENT INFORMATION (Continued)

        Summarized financial information of our reportable segments for continuing operations for each of the years ended September 30, 2012, 2011 and 2010 is shown in the following table:

(in thousands)	External Sales	Inter- Segment	Total Sales	Segment Operating Income (Loss)	Depreciation	Total Assets	Additions to Long-Lived Assets
2012
Contract Drilling
U.S. Land	$2,678,475	$—	$2,678,475	$906,968	$332,723	$4,422,297	$991,966
Offshore	189,086	—	189,086	41,775	13,455	160,135	8,547
International Land	270,027	—	270,027	20,366	30,701	467,538	52,864

	3,137,588	—	3,137,588	969,109	376,879	5,049,970	1,053,377
Other	14,214	841	15,055	(8,824)	10,670	663,496	29,301

	3,151,802	841	3,152,643	960,285	387,549	5,713,466	1,082,678
Eliminations	—	(841)	(841)	—	—	—	—

Total	$3,151,802	$—	$3,151,802	$960,285	$387,549	$5,713,466	$1,082,678

2011
Contract Drilling
U.S. Land	$2,100,508	$—	$2,100,508	$691,615	$264,127	$3,719,387	$694,249
Offshore	201,417	—	201,417	45,291	14,684	151,656	7,092
International Land	226,849	—	226,849	19,711	28,018	333,142	20,638

	2,528,774	—	2,528,774	756,617	306,829	4,204,185	721,979
Other	15,120	829	15,949	(7,682)	8,639	792,177	8,368

	2,543,894	829	2,544,723	748,935	315,468	4,996,362	730,347
Eliminations	—	(829)	(829)	—	—	—	—

Total	$2,543,894	$—	$2,543,894	$748,935	$315,468	$4,996,362	$730,347

2010
Contract Drilling
U.S. Land	$1,412,495	$—	$1,412,495	$404,278	$211,652	$3,257,382	$305,206
Offshore	202,734	—	202,734	53,069	12,519	132,342	9,982
International Land	247,179	—	247,179	48,271	29,938	411,339	23,865

	1,862,408	—	1,862,408	505,618	254,109	3,801,063	339,053
Other	12,754	814	13,568	(6,765)	8,549	454,037	6,211

	1,875,162	814	1,875,976	498,853	262,658	4,255,100	345,264
Eliminations	—	(814)	(814)	—	—	—	—

Total	$1,875,162	$—	$1,875,162	$498,853	$262,658	$4,255,100	$345,264

Notes to Consolidated Financial Statements (Continued)

HELMERICH & PAYNE, INC.

NOTE 15 SEGMENT INFORMATION (Continued)

        The following table reconciles segment operating income to income from continuing operations before income taxes as reported on the Consolidated Statements of Income:

	Years Ended September 30,
	2012	2011	2010
	(in thousands)
Segment operating income	$960,285	$748,935	$498,853
Income from asset sales	19,223	13,903	4,992
Corporate general and administrative costs and corporate depreciation	(69,909)	(60,327)	(52,049)

Operating income	909,599	702,511	451,796
Other income (expense)
Interest and dividend income	1,380	1,951	1,811
Interest expense	(8,653)	(17,355)	(17,158)
Gain on sale of investment securities	—	913	—
Other	254	(953)	1,787

Total unallocated amounts	(7,019)	(15,444)	(13,560)

Income from continuing operations before income taxes	$902,580	$687,067	$438,236

        The following table presents revenues from external customers and long-lived assets by country based on the location of service provided:

	Years Ended September 30,
	2012	2011	2010
	(in thousands)
Revenues
United States	$2,864,570	$2,276,118	$1,572,139
Colombia	82,247	74,504	57,533
Argentina	54,317	44,205	55,855
Ecuador	56,448	42,598	52,115
Other Foreign	94,220	106,469	137,520

Total	$3,151,802	$2,543,894	$1,875,162

Long-Lived Assets
United States	$4,039,770	$3,423,185	$2,973,712
Argentina	81,886	78,221	91,322
Colombia	84,389	67,369	59,798
Ecuador	38,265	28,439	27,772
Other Foreign	107,261	79,856	122,416

Total	$4,351,571	$3,677,070	$3,275,020

        Long-lived assets are comprised of property, plant and equipment.

Notes to Consolidated Financial Statements (Continued)

HELMERICH & PAYNE, INC.

NOTE 15 SEGMENT INFORMATION (Continued)

        Revenues from one customer accounted for approximately 12.0 percent of total operating revenues during the year ended September 30, 2012, and 12.5 percent for years ended September 30, 2011 and 2010. Revenues from another customer accounted for approximately 10.2 percent, 4.5 percent and 4.6 percent of total operating revenues during the years ended September 30, 2012, 2011 and 2010, respectively. Collectively, the receivables from these customers were approximately $108.4 million and $70.5 million at September 30, 2012 and 2011, respectively.

NOTE 16 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	(in thousands, except per share amounts)
2012	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Operating revenues	$732,588	$769,982	$819,785	$829,447
Operating income	230,539	207,025	232,655	239,380
Income from continuing operations	144,297	129,763	149,943	149,606
Net income	144,286	129,719	149,925	157,115
Basic earnings per common share:
Income from continuing operations	1.34	1.20	1.40	1.41
Net income	1.34	1.20	1.40	1.48
Diluted earnings per common share:
Income from continuing operations	1.32	1.18	1.38	1.39
Net income	1.32	1.18	1.38	1.46

2011	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Operating revenues	$594,642	$604,406	$644,095	$700,751
Operating income	170,726	164,265	174,418	193,102
Income from continuing operations	104,365	98,961	109,828	121,514
Net income	104,150	98,790	109,826	121,420
Basic earnings per common share:
Income from continuing operations	0.98	0.92	1.02	1.13
Net income	0.98	0.92	1.02	1.13
Diluted earnings per common share:
Income from continuing operations	0.96	0.91	1.01	1.11
Net income	0.96	0.91	1.01	1.11

        The sum of earnings per share for the four quarters may not equal the total earnings per share for the year due to changes in the average number of common shares outstanding.

        In the first quarter of fiscal 2012, net income includes an after-tax gain from the sale of assets of $3.0 million, $0.03 per share on a diluted basis.

        In the second quarter of fiscal 2012, net income includes an after-tax gain from the sale of assets of $4.9 million, $0.05 per share on a diluted basis.

        In the third quarter of fiscal 2012, net income includes an after-tax gain from the sale of assets of $1.3 million, $0.01 per share on a diluted basis.

Notes to Consolidated Financial Statements (Continued)

HELMERICH & PAYNE, INC.

NOTE 16 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) (Continued)

        In the fourth quarter of fiscal 2012, net income includes an after-tax gain from the sale of assets of $3.0 million, $0.03 per share on a diluted basis.

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

Directors	Officers
Hans Helmerich
Chairman of the Board and Chief Executive Officer
Tulsa, Oklahoma

William L. Armstrong**(***)
President
Colorado Christian University
Lakewood, Colorado

Randy A. Foutch*(***)
Chairman and Chief Executive Officer
Laredo Petroleum, Inc.
Tulsa, Oklahoma

John W. Lindsay
President and Chief Operating Officer
Tulsa, Oklahoma

Paula Marshall**(***)
Chief Executive Officer
The Bama Companies, Inc.
Tulsa, Oklahoma

Thomas A. Petrie**(***)
Chairman
Petrie Partners, LLC
Denver, Colorado

Donald F. Robillard, Jr.*(***)
Chief Financial Officer
Hunt Consolidated, Inc.
Dallas, Texas

Hon. Francis Rooney*(***)
Chief Executive Officer, Rooney Holdings, Inc.
Former U.S. Ambassador to the Holy See, 2005 - 2008
Tulsa, Oklahoma

Edward B. Rust, Jr.*(***)
Chairman, President and Chief Executive Officer
State Farm Mutual Automobile Insurance Company
Bloomington, Illinois

John D. Zeglis**(***)
Chairman and Chief Executive Officer, Retired
AT&T Wireless Services, Inc.
Basking Ridge, New Jersey	Hans Helmerich
Chairman of the Board and Chief Executive Officer

John W. Lindsay
President and Chief Operating Officer

Steven R. Mackey
Executive Vice President, Secretary, General Counsel & Chief Administrative Officer

Juan Pablo Tardio
Vice President and Chief Financial Officer

Gordon K. Helm
Vice President and Controller

John R. Bell
Vice President, Human Resources	Stockholders' Meeting
The annual meeting of stockholders will be held on March 6, 2013. A formal notice of the meeting, together with a proxy statement and form of proxy will be mailed to shareholders on or about January 24, 2013, and the proxy statement and form of proxy will be made available via the Internet on that date.

 Stock Exchange Listing
Helmerich & Payne, Inc. Common Stock is traded on the New York Stock Exchange with the ticker symbol "HP." The newspaper abbreviation most commonly used for financial reporting is "HelmP." Options on the Company's stock are also traded on the New York Stock Exchange.

 Stock Transfer Agent and Registrar
As of November 15, 2012, there were 620 record holders of Helmerich & Payne, Inc. Common Stock as listed by the transfer agent's records.

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

QuickLinks

  Exhibit 13
Helmerich & Payne, Inc.
Management's Discussion & Analysis of Financial Condition and Results of Operations
Helmerich & Payne, Inc.
Report of Independent Registered Public Accounting Firm HELMERICH & PAYNE, INC.
Consolidated Statements of Income HELMERICH & PAYNE, INC.
Consolidated Balance Sheets HELMERICH & PAYNE, INC.
Consolidated Statements of Shareholders' Equity HELMERICH & PAYNE, INC.
Consolidated Statements of Cash Flows HELMERICH & PAYNE, INC.
Notes to Consolidated Financial Statements HELMERICH & PAYNE, INC.